
05006789

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Trinidad Energy Services Income Trust

*CURRENT ADDRESS: Suite 1810, 540
5th avenue SW
Calgary, Alberta T2P 0M2
(Canada)

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34867 FISCAL YEAR

PROCESSED
MAR 28 2005
THOMSON FINANCIAL

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 3/25/05

Trinidad Energy Services Income Trust

SEDAR Document Index

BINDER	TAB	TITLE	DATE
1	1	Press release - English	Feb 2 2004
1	2	Press release - English	Feb 19 2004
1	3	Press release - English	Feb 19 2004
1	4	Press release - English	Feb 20 2004
1	5	Preliminary short form prospectus - French	Feb 23 2004
1	6	Preliminary short form prospectus - English	Feb 23 2004
1	7	MRRS Decision Document (Preliminary)	Feb 23 2004
1	8	Management proxy / information circular - French (BC, ON - Form 30, QC)	Feb 23 2004
1	9	Annual information form - French	Feb 23 2004
1	10	Other	Feb 24 2004
1	11	MD & A - French	Feb 24 2004
1	12	Interim financial statements - French	Feb 24 2004
1	13	Audited annual financial statements - French	Feb 24 2004
1	14	Preliminary Receipt	Feb 25 2004
1	15	Other material contract(s)	Feb 27 2004
1	16	Material change report - English	Feb 27 2004
1	17	Other	Mar 1 2004
1	18	Other	Mar 1 2004
2	19	Other	Mar 1 2004
2	20	Other	Mar 1 2004
2	21	Other	Mar 1 2004
2	22	Other	Mar 1 2004
2	23	Material change report - French	Mar 1 2004
2	24	Final short form prospectus - French	Mar 3 2004
2	25	Final short form prospectus - English	Mar 3 2004
2	26	Consent letter of underwriters' legal counsel	Mar 3 2004
2	27	Consent letter of issuer's legal counsel	Mar 3 2004
2	28	Auditors' consent letter	Mar 3 2004
2	29	Auditors' consent letter	Mar 3 2004
2	30	Auditors' consent letter	Mar 3 2004
2	31	Auditors' consent letter	Mar 3 2004
2	32	MRRS Decision Document (Final)	Mar 4 2004
2	33	Final Receipt	Mar 5 2004
2	34	Final Receipt	Mar 5 2004
2	35	Other Correspondence	Mar 11 2004
2	36	Final Receipt	Mar 11 2004
2	37	Press release - English	Mar 12 2004
2	38	Final Receipt	Mar 12 2004
2	39	Press release - English	Mar 15 2004

BINDER	TAB	TITLE	DATE
2	40	Press release - English	Mar 15 2004
2	41	Other	Mar 16 2004
2	42	Other	Mar 16 2004
2	43	Other	Mar 16 2004
2	44	Press release - English	Mar 17 2004
2	45	Material change report - English	Mar 18 2004
2	46	Press release - English	Mar 25 2004
2	47	Notice of the meeting and record date - English	Apr 8 2004
2	48	Early warning report	Apr 8 2004
2	49	News release - English	Apr 16 2004
2	50	Notice of the meeting and record date - English	May 5 2004
2	51	News release - English	May 5 2004
2	52	Other	May 12 2004
2	53	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	May 12 2004
2	54	Notice of meeting - English	May 12 2004
2	55	MD&A - English	May 12 2004
2	56	Management information circular - English	May 12 2004
2	57	Form of proxy - English	May 12 2004
3	58	Certificate re dissemination to shareholders	May 12 2004
3	59	Audited annual financial statements - English	May 12 2004
3	60	Annual report - English	May 12 2004
3	61	News release - English	May 13 2004
3	62	News release - English	May 14 2004
3	63	MD&A - English	May 18 2004
3	64	Interim financial statements - English	May 18 2004
3	65	Form 52-109F2 - Certification of Interim Filings - CFO	May 18 2004
3	66	Form 52-109F2 - Certification of Interim Filings - CEO	May 18 2004
3	67	Other	May 19 2004
3	68	Cover letter	May 19 2004
3	69	Annual information form – English	May 19 2004
3	70	Other	May 20 2004
3	71	Other	Jun 10 2004
3	72	Report of voting results	Jun 15 2004
3	73	News release - English	Jun 16 2004
3	74	News release - English	Jul 8 2004
3	75	News release - English	Jul 8 2004
3	76	Preliminary short form prospectus - French	Jul 12 2004
3	77	Preliminary short form prospectus – English	Jul 12 2004
3	78	Other material contract(s)	Jul 12 2004
3	79	News release – English	Jul 12 2004
3	80	MRRS Decision Document (Preliminary)	Jul 12 2004
3	81	Preliminary Receipt	Jul 13 2004
3	82	MRRS Decision Document (Preliminary)	Jul 13 2004
3	83	Material change report - English	Jul 13 2004

BINDER	TAB	TITLE	DATE
3	84	Preliminary Receipt	Jul 14 2004
3	85	Renewal annual information form - French	Jul 16 2004
3	86	Other material contract(s)	Jul 16 2004
3	87	Notice of meeting - French	Jul 16 2004
3	88	News release - English	Jul 16 2004
3	89	MD&A - French	Jul 16 2004
3	90	MD&A - French	Jul 16 2004
3	91	Material change report - French	Jul 16 2004
3	92	Material change report - French	Jul 16 2004
3	93	Management information circular - French	Jul 16 2004
3	94	Interim financial statements - French	Jul 16 2004
4	95	Audited annual financial statements - French	Jul 16 2004
4	96	MRRS Decision Document (Final)	Jul 19 2004
4	97	Final short form prospectus - French	Jul 19 2004
4	98	Final short form prospectus - English	Jul 19 2004
4	99	Consent letter of underwriters' legal counsel	Jul 19 2004
4	100	Consent letter of issuer's legal counsel	Jul 19 2004
4	101	Auditors' consent letter	Jul 19 2004
4	102	Auditors' consent letter	Jul 19 2004
4	103	Auditors' consent letter	Jul 19 2004
4	104	Auditors' consent letter	Jul 19 2004
4	105	Final Receipt	Jul 20 2004
4	106	Final Receipt	Jul 20 2004
4	107	News release - English	Jul 27 2004
4	108	News release - English	Jul 27 2004
4	109	Material change report - English	Aug 5 2004
4	110	News release - English	Aug 11 2004
4	111	MD&A - English	Aug 13 2004
4	112	Interim financial statements - English	Aug 13 2004
4	113	News release - English	Aug 17 2004
4	114	Form 52-109F2 - Certification of Interim Filings – CFO	Sep 2 2004
4	115	Form 52-109F2 - Certification of Interim Filings - CEO	Sep 2 2004
4	116	News release - English	Sep 16 2004
4	117	News release - English	Sep 17 2004
4	118	News release - English	Sep 30 2004
4	119	News release - English	Oct 18 2004
4	120	News release - English	Oct 21 2004
4	121	News release - English	Oct 21 2004
4	122	Business acquisition report - English	Oct 21 2004
4	123	Preliminary short form prospectus - French	Oct 25 2004
4	124	Preliminary short form prospectus - English	Oct 25 2004
4	125	Other material contract(s)	Oct 25 2004
4	126	MRRS Decision Document (Preliminary)	Oct 25 2004
4	127	MD&A - French	Oct 25 2004

BINDER	TAB	TITLE	DATE
4	130	Preliminary Receipt	Oct 26 2004
4	131	Material change report - French	Oct 29 2004
4	132	Material change report - English	Oct 29 2004
4	133	Audited annual financial statements (amended)- English	Oct 29 2004
4	134	Other material contract(s)	Nov 1 2004
5	135	Material change report - French	Nov 1 2004
5	136	Material change report - English	Nov 1 2004
5	137	Other	Nov 2 2004
5	138	Other	Nov 2 2004
5	139	Other	Nov 2 2004
5	140	Other	Nov 2 2004
5	141	Other	Nov 2 2004
5	142	Other	Nov 2 2004
5	143	MRRS Decision Document (Final)	Nov 3 2004
5	144	Final short form prospectus - French	Nov 3 2004
5	145	Final short form prospectus - English	Nov 3 2004
5	146	Consent letter of underwriters' legal counsel	Nov 3 2004
5	147	Consent letter of issuer's legal counsel	Nov 3 2004
5	148	Auditors' consent letter	Nov 3 2004
5	149	Auditors' consent letter	Nov 3 2004
5	150	Auditors' consent letter	Nov 3 2004
5	151	Auditors' consent letter	Nov 3 2004
5	152	Auditors' consent letter	Nov 3 2004
5	153	Final Receipt	Nov 4 2004
5	154	Material change report - French	Nov 5 2004
5	155	News release - English	Nov 10 2004
5	156	MD&A - English	Nov 12 2004
5	157	Interim financial statements - English	Nov 12 2004
5	158	Form 52-109FT2 - Certification of Interim Filings - CFO	Nov 12 2004
5	159	Form 52-109FT2 - Certification of Interim Filings - CEO	Nov 12 2004
5	160	News release - English	Nov 16 2004
5	161	Material change report - English	Nov 18 2004
5	162	Other material contract(s)	Nov 26 2004
5	163	Other material contract(s)	Nov 26 2004
5	164	Final Receipt	Dec 2 2004
5	165	Alternative monthly report	Dec 9 2004
5	166	News release - English	Dec 17 2004
5	167	Business acquisition report - English	Jan 4 2005
5	168	News Release – English	Jan 17 2005
5	169	News Release – English	Jan 24 2005
5	170	News Release – English	Feb 8 2005

TSX Filings

BINDER	TAB	TITLE	DATE
5	171	Form 1 Submission	Jan 31 2004
5	172	Form 1 Submission – Amendment	Jan 31 2004
5	173	Form 1 Submission	Feb 29 2004
5	174	Form 1 Submission	Mar 31 2004
5	175	Form 1 Submission – Amendment	Mar 31 2004
5	176	Form 1 Submission	Mar 31 2004
5	177	Form 1 Submission	Apr 30 2004
5	178	Form 1 Submission	May 31 2004
5	179	Form 1 Submission	May 31 2004
5	180	Form 1 Submission	Jun 30 2004
5	181	Form 1 Submission	Jul 30 2004
5	182	Form 1 Submission	Aug 31 2004
5	183	Form 1 Submission	Sept 30 2004
5	184	Form 1 Submission	Oct 31 2004
5	185	Form 1 Submission	Nov 30 2004
5	186	Form 1 Submission	Dec 31 2004
5	187	Form 1 Submission	Jan 31 2005
5	188	Form 5 Submission	Jan 31 2004
5	189	Form 5 Submission	Feb 29 2004
5	190	Form 5 Submission	Mar 31 2004
5	191	Form 5 Submission	Apr 30 2004
5	192	Form 5 Submission	May 31 2004
5	193	Form 5 Submission	Jun 30 2004
5	194	Form 5 Submission	Jul 31 2004
5	195	Form 5 Submission	Aug 31 2004
5	196	Form 5 Submission	Sept 30 2004
5	197	Form 5 Submission	Oct 31 2004
5	198	Form 5 Submission	Nov 30 2004
5	199	Form 5 Submission	Dec 31 2004
5	200	Form 5 Submission	Jan 31 2005
5	201	Form 5 Submission	Feb 28 2005

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Monday, January 19, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR January, 2004

CALGARY, ALBERTA – Trinidad Trust ("TDG.UN") confirms that the cash distribution for the month of January 2004 to be paid February 15, 2004 for unitholders of record on January 31, 2004 will be 4.5 cents per trust unit ($.045 per month x 12 = $.54 per year). Trinidad Trust will continue to evaluate its distribution capabilities and accordingly may further adjust its monthly distributions based on cashflow performance and market conditions.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. For participation information Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net; Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 23 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, FEBRUARY 19, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES AGREEMENT TO ACQUIRE THE ASSETS OF ARROW DRILLING INC., BOUGHT DEAL FINANCING AND PLANNED DISTRIBUTION INCREASE.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Acquisition

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd., ("Trinidad" or the "Company"), has entered into an agreement to purchase substantially all of the assets of Arrow Drilling Inc. ("Arrow"). Such assets include five double drilling rigs and three single drilling rigs; the doubles have depth ratings of up to 2,600 metres while the singles have depth ratings of up to 1,400 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. All of the rigs being acquired have complete rig crews in place. The purchase price for these assets is $45.0 million, allocated as to $39 million for the drilling rigs and as to $6 million for the ancillary equipment. At closing, the purchase price will be adjusted downward in an amount equal to the positive change, if any, in Arrow's working capital for the period from February 1, 2004 to the closing date. The acquisition will be financed with $31.5 million cash and $13.5 million in exchangeable shares in Trinidad to be issued to Arrow at a price of $7.80 per exchangeable share. Arrow has the option, until five business days prior to the closing date, to increase the level of exchangeable share consideration by $4.5 million (to $18 million) with a corresponding decrease in the cash consideration. Each exchangeable share is exchangeable, without the payment of any consideration, into one trust unit (the "Exchange Ratio"). The Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust subsequent to closing and prior to the exchange of such exchangeable shares. The exchangeable shares have an expiry date of five years from closing. Closing of the Arrow acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the Arrow acquisition, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc. and First Associates Investments Inc., to purchase, on a bought deal basis, $30.0 million of trust units at an offering price of $7.80 per trust unit. Trinidad has also granted the underwriters the option to purchase at closing up to an additional 250,000 trust units at the offering price. Closing of the trust unit financing and the acquisition are expected to occur concurrently during the second week of March, 2004. Both the asset acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Distribution Increase

Conditional upon closing of the Arrow acquisition, the Trust announces its intention to increase its cash distribution to $0.055 per trust unit per month ($0.66 per trust unit per annum), effective for the payment to be made to unitholders of record on March 31, 2004.

Management of Trinidad believes that the acquisition will:

- Be accretive on a cash flow per unit basis;
- Provide a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. The pro forma fleet by depth capacity will be as follows:

	< 1,850m	1,851 - 3,050m	3,051 +m
Number of Trinidad Rigs in Depth Range	7	6	10
Number of Arrow Rigs in Depth Range	3	5	-
Total Trinidad (Post Arrow Acquisition)	10	11	10

- Expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom it does not currently provide drilling or well servicing equipment; and
- Result in lower general and administration costs relative to the revenue base as Trinidad expects to incorporate Arrow's drilling rigs into its current operations with only nominal additions to its current general and administrative costs.

The Company's management is excited about having all of the Arrow employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Company, after the Arrow acquisition, will have 31 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have recently been retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, FEBRUARY 19, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES AGREEMENT TO ACQUIRE THE ASSETS OF ARROW DRILLING INC., BOUGHT DEAL FINANCING AND PLANNED DISTRIBUTION INCREASE.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Acquisition

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd., ("Trinidad" or the "Company"), has entered into an exclusive agreement to purchase substantially all of the assets of Arrow Drilling Inc. ("Arrow"). Such assets include five double drilling rigs and three single drilling rigs; the doubles have depth ratings up to 2,600 metres while the singles have depth ratings up to 1,400 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. All of the rigs being acquired have complete rig crews in place. The purchase price for these assets is $45.0 million, allocated as to $39 million for the drilling rigs and as to $6 million for the ancillary equipment. At closing, the purchase price will be adjusted downward in an amount equal to the positive change, if any, in Arrow's working capital for the period from February 1, 2004 to the closing date. The acquisition will be financed with $31.5 million cash and $13.5 million in exchangeable shares in Trinidad to be issued to Arrow at a price of $7.80 per exchangeable share. Arrow has the option, until five business days prior to the closing date, to increase the level of exchangeable share consideration by $4.5 million (to $18 million) with a corresponding decrease in the cash consideration. Each exchangeable share is exchangeable, without the payment of any consideration, into one trust unit (the "Exchange Ratio"). The exchangeable shares do not receive cash distributions, however the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust subsequent to closing and prior to the exchange of such exchangeable shares. The exchangeable shares have an expiry date of five years from closing. Closing of the Arrow acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the Arrow acquisition, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc. and First Associates Investments Inc., to sell on a bought deal basis 3,846,154 trust units at a price of $7.80 per trust unit for gross proceeds of $30.0 million. In addition, the underwriters have been granted an option to purchase an additional 250,000 trust units under the same terms prior to closing. Closing of the trust unit financing and the acquisition are expected to occur concurrently during the second week of March 2004, and are each conditional upon the successful completion of the other. Both the asset acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Distribution Increase

Conditional upon closing of the Arrow acquisition, the Trust announces its intention to increase its cash distribution to $0.055 per trust unit per month ($0.66 per trust unit per annum), effective for the payment to be made to unitholders of record on March 31, 2004.

Acquisition Information

Management of Trinidad believes that the acquisition will:

- Be accretive on a cash flow per unit basis;
- Provide a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. The pro forma fleet by depth capacity will be as follows:

	< 1,850m	1,851 - 3,050m	3,051 +m
Number of Trinidad Rigs in Depth Range	7	6	10
Number of Arrow Rigs in Depth Range	3	5	-
Total Trinidad (Post Arrow Acquisition)	10	11	10

- Expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom it does not currently provide drilling or well servicing equipment; and
- Result in lower general and administration costs relative to the revenue base as Trinidad expects to incorporate Arrow's drilling rigs into its current operations with only nominal additions to its current general and administrative costs.

Furthermore, the Company's management is excited about having all of the Arrow employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Company, after the Arrow acquisition, will have 31 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have recently been retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

RECEIVED
2005 MAR 24 A 11:59

FOR IMMEDIATE RELEASE: Friday February 20, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR FEBRUARY, 2004

CALGARY, ALBERTA – Trinidad Energy Service Income Trust ("TDG.UN") confirms that the cash distribution for the month of February 2004 to be paid March 15, 2004 for unitholders of record on February 29, 2004 will be 4.5 cents per trust unit ($.045 per month x 12 = $.54 per annum). This distribution does not give effect to the Trust's intention to increase its cash distribution to $5.5 cents per month ($0.66 per annum) for unitholders of record on March 31, 2004 payable on April 15, 2004 conditional upon completion of the acquisition of the assets of Arrow Drilling Inc. announced on February 19, 2004.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. For participation information Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net; Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 23 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent faire l'objet d'aucun placement avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, sauf dans la mesure où la convention de prise ferme le permet, les titres ne peuvent être offerts ou vendus aux États-Unis ou à des personnes des É.-U. (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ PROVISOIRE

Nouvelle émission **Le 23 février 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

30 000 001 $
3 846 154 parts de fiducie

Prix : 7,80 $
par part de fiducie

Le présent prospectus simplifié vise le placement de 3 846 154 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 7,80 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous). Le présent prospectus simplifié vise aussi le placement d'un maximum de 2 307 692 parts échangeables (définies aux présentes).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des éléments d'actif d'Arrow Drilling Inc. (*Arrow*). La clôture du placement est conditionnelle à la clôture de l'acquisition Arrow (définie aux présentes) et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 18 février 2004, dernier jour de bourse avant l'annonce du placement et de l'acquisition Arrow (définie ci-dessous), la cours de clôture des parts à la TSX s'établissait à 7,95 $. Trinidad, pour le compte de la Fiducie, a demandé l'inscription à la TSX des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription sera conditionnelle au respect de toutes les conditions d'inscription de la TSX par la Fiducie.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie[(1)]
Par part de fiducie.................................	7,80 $	0,39 $	7,41 $
Total[(2)]	30 000 001 $	1 500 000 $	28 500 001 $

Note :

(1) Avant déduction des frais estimatifs du placement, soit 600 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.

(2) La Fiducie a accordé aux preneurs fermes une option (l'option) visant l'achat de 250 000 parts de fiducie supplémentaires au prix d'offre, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du placement) s'élèveront à 31 950 001 $, à 1 597 500 $ et à 30 352 501 $ respectivement. Voir « Mode de placement ».

Le 19 février 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'acquisition Arrow, elle compte porter sa distribution en espèces à 0,055 $ la part de fiducie, chaque mois (soit 0,66 $ la part de fiducie, par année), à compter du paiement qui doit avoir lieu le 15 avril 2004 aux porteurs de parts (les *porteurs de parts*) inscrits le 31 mars 2004. Comme il est prévu que la clôture du présent placement aura lieu avant le 31 mars 2004, les acheteurs de parts dans le cadre du présent placement devraient avoir le droit de recevoir cette distribution majorée. Voir « Faits récents – Augmentation des distributions » et « Politique de distributions ».

Raymond James Ltée, Marchés mondiaux CIBC Inc., Valeurs mobilières TD inc., Haywood Securities Inc. et Investissements Premiers Associés Inc. (collectivement appelés les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon s.r.l, pour le compte des preneurs fermes.

Valeurs mobilières TD inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque canadienne qui est prêteur de la Fiducie et envers qui celle-ci est actuellement endettée. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'acquisition Arrow devraient avoir lieu vers le 15 mars 2004 (la *date de clôture*) mais, quoi qu'il en soit, au plus tard le 28 mars 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de Trinidad, à ses bureaux situés au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 (numéro de téléphone 403.265.6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle initiale de la Fiducie datée du 3 octobre 2003 pour l'exercice terminé le 31 décembre 2002 (la *notice annuelle*);

b) le rapport de gestion de la Fiducie pour les exercices terminés les 31 décembre 2002 et 31 décembre 2001, contenu dans le rapport annuel 2002 de la Fiducie;

c) les états financiers consolidés comparatifs vérifiés et les notes y afférentes aux 31 décembre 2002 et 31 décembre 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le rapport annuel 2002 de la Fiducie;

d) le rapport de gestion pour les périodes de trois et de neuf mois terminées le 30 septembre 2003;

e) les états financiers consolidés comparatifs non vérifiés aux 30 septembre 2003 et 2002 et pour les périodes de trois et de neuf mois terminées à ces dates;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 8 mai 2003 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2003 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements divulgués sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement des actions » et « Pratiques en matière de régie d'entreprise » ainsi que les renseignements divulgués à l'annexe D, Tableau de conformité aux directives en matière de régie d'entreprise).

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports de changements importants (sauf les rapports de changements importants confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations de la direction (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 8 mai 2003 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company (l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie et d'un montant en capital global de 76 777 401,76 $ (les *billets*). Les activités, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolière et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 540, 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte un total de 23 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée.

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action de Trinidad, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 540, 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855, 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris les filiales importantes de la Fiducie, ainsi que les flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :


Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces seront versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

(4) Ne tient pas compte de la constitution de Trinidad ExchangeCo (définie dans les présentes). Voir « Description des actions échangeables ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description des activités de Trinidad » qui figurent dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition d'Arrow) se détaille comme suit :

N° de l'installation	Profondeur	Fabricant
1	2 800 mètres	Rigmaster
2	3 200 mètres	Rigmaster
3	2 800 mètres	Rigmaster
4	2 800 mètres	Rigmaster
5	2 500 mètres	TMS
6	1 000 mètres	George E. Failing
7	1 250 mètres	George E. Failing
8	1 800 mètres	Rigmaster
9	1 800 mètres	Rigmaster
10	1 800 mètres	Rigmaster
11	1 800 mètres	Rigmaster
12	1 800 mètres	Rigmaster
13	3 000 mètres	TSM 7000A
14	3 000 mètres	Rigmaster
15	3 500 mètres	Rigmaster
16	3 600 mètres	Mastco
17	3 300 mètres	Hyduke
18	3 500 mètres	Dreco
19	5 500 mètres	Mastco
20	4 200 mètres	Mastco
21	3 500 mètres	Mastco
22	3 500 mètres	Mastco
23	3 200 mètres	Mastco

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Profondeur	Fabricant
1	1 500 mètres	Cardwell Mainland
2	1 500 mètres	Cardwell Mainland
3	800 mètres	Uniflex
4	1 500 mètres	Cardwell Mainland
5	3 000 mètres	Franks
6	1 200 mètres	Franks
7	2 000 mètres	Sky Top Brewster
8	1 500 mètres	Cooper

FAITS RÉCENTS

Acquisition d'actifs d'Arrow Drilling Inc.

La convention d'achat d'actifs

Le 19 février 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Arrow Drilling Inc. (*Arrow*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs d'Arrow, soit huit installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage (l'*acquisition Arrow*).

Le prix d'achat (le *prix d'achat*) qui sera versé à Arrow aux termes de la convention d'achat d'actifs est de 45 000 000 $ (dont 39 000 000 $ sont attribués aux installations de forage et 6 000 000 $ sont attribués au matériel connexe), payable (selon ce qu'Arrow choisira aux conditions décrites ci-dessous) en espèces (la *tranche en espèces*) et par l'émission, par Trinidad, d'actions échangeables, qui posséderont les attributs décrits sous la rubrique « Description des actions échangeables ». Arrow, à son gré, choisira la proportion du prix d'achat qui sera formée d'espèces et celle qui prendra la forme d'actions échangeables; toutefois, la tranche en espèces doit constituer entre 60 % (le *choix maximum*) et 70 % (le *choix minimum*) du prix d'achat total (le *choix*). Le choix maximum aura pour résultat l'émission de 2 307 692 actions échangeables, et le choix minimum aura pour résultat l'émission de 1 730 769 actions échangeables. Ce choix doit être effectué cinq jours ouvrables avant la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Arrow*). Trinidad et Arrow ont convenu que la tranche en espèces sera réduite à la clôture de l'opération Arrow du montant, s'il en est, de l'augmentation du fonds de roulement d'Arrow entre le 1er février 2004 et la date de la clôture de l'opération Arrow. À la clôture de l'opération Arrow, 4 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques d'Arrow, à titre de dépôt au cas où des actifs seraient manquants ou ne seraient pas en bon état de fonctionnement. À compter de la date de la clôture de l'opération Arrow, Trinidad disposera de 30 jours pour inspecter ces actifs et sera remboursée sur ces 4 000 000 $ de la juste valeur marchande de tout actif manquant et des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement. Le reliquat de ces 4 000 000 $ sera payé à Arrow.

Les actions échangeables seront émises au prix de 7,80 $ l'action échangeable.

La convention d'achat d'actifs contient les déclarations et garanties habituelles pour des opérations de cette nature, qui se rapportent généralement à la capacité des parties de conclure et de réaliser l'acquisition Arrow et à l'état des actifs qui doivent être acquis. Les déclarations et garanties des parties continueront de produire leurs effets pendant 12 mois à compter de la date de la clôture de l'opération Arrow. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature, et Arrow est donc tenue d'exercer ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Arrow. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par Arrow à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 100 000 $, et seuls les montants qui, au total, sont supérieurs à 100 000 $ feront l'objet d'une indemnisation. La responsabilité totale des parties aux termes de la convention d'achat d'actifs ne sera jamais supérieure au prix d'achat.

Le produit net tiré du présent placement servira indirectement, ainsi que les fonds provenant de la convention de prêt (décrite aux présentes), au besoin, à réaliser l'acquisition Arrow; toutefois, la clôture de l'opération Arrow est assujettie à la clôture du présent placement, et vice-versa. Voir « Emploi du produit ». L'acquisition Arrow est également assujettie aux conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite de sa vérification diligente d'Arrow, (ii) la capacité d'Arrow de céder ses actifs à Trinidad libres et francs de toute sûreté ou autres charges et (iii) l'obtention des approbations nécessaires de la TSX et des autorités de réglementation en valeurs mobilières compétentes.

Trinidad a convenu de faire des offres d'emploi à tous les employés actuels d'Arrow, et certains dirigeants et membres de la direction d'Arrow ont convenu de conclure avec Trinidad des contrats d'emploi pour non membres de la haute direction, aux termes desquels ces personnes aideront Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Arrow.

Au total, il est prévu que dix parties, soit Arrow, ses actionnaires et ses administrateurs et dirigeants, dans le cadre de l'acquisition Arrow, concluront avec Trinidad des conventions de non-concurrence aux termes desquelles chacune consentira à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Arrow, sous réserve de certaines exceptions qui permettraient à certaines parties de continuer leurs activités à titre d'administrateurs, d'actionnaires ou d'employés de sociétés se livrant à des activités analogues à celles de Trinidad.

Incidence des actifs d'Arrow sur l'exploitation de la Fiducie

Les actifs qui seront acquis d'Arrow aux termes de l'acquisition Arrow comprennent huit installations de forage (cinq installations de forage doubles atteignant des profondeurs maximales de 2 600 mètres et trois installations de forage simples atteignant des profondeurs maximales de 1 400 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage

Le parc d'installations de forage d'Arrow se détaille comme suit :

N° de l'installation	Profondeur	Fabricant
1	1 900 mètres	Dreco
2	1 300 mètres	Gardner Denver
3	1 300 mètres	Rigmaster
4	1 800 mètres	Dreco
5	2 300 mètres	Rigmaster
6	2 000 mètres	Ideco
7	1 300 mètres	Ideco
8	2 600 mètres	Rigmaster

Pour Trinidad, l'acquisition Arrow se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Arrow élargira la clientèle actuelle de Trinidad pour y inclure des sociétés de production et d'exploration de pétrole et de gaz intégrées et intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. En raison de l'ajout des installations d'Arrow, Trinidad s'attend de connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Arrow permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations d'Arrow moyennant seulement des augmentations nominales de ses frais généraux et administratifs actuels.

Augmentation des distributions

Le 19 février 2004, la Fiducie a annoncé que, sous réserve de la clôture de l'opération Arrow, elle a l'intention de hausser à 0,055 $ la part de fiducie par mois ses distributions en espèces (0,66 $ la part de fiducie par année), à compter du versement qui devrait être effectué par la Fiducie le 15 avril 2004 aux porteurs de parts inscrits le 31 mars 2004. Comme la clôture du présent placement doit avoir lieu avant le 31 mars 2004, il est prévu que les acheteurs de parts de fiducie aux termes du présent placement seront admissibles à recevoir cette distribution accrue. Voir « Politique de distribution ».

Construction d'une nouvelle installation

Le 30 octobre 2003, Trinidad a conclu des conventions visant la construction et l'acquisition de deux installations de forage doubles télescopiques de 3 500 mètres pour un coût global d'environ 15 000 000 $. La construction de ces deux installations a été achevée en janvier et en février 2004. Dans le cadre de l'acquisition de ces installations, Trinidad a conclu des contrats de forage normalisés approuvés par la CAODC avec deux intervenants du secteur, aux termes desquels Trinidad utilisera chacune des installations pour un minimum de 180 jours de forage par année au cours des deux prochaines années. Le 19 novembre 2003, dans le cadre de la construction de ces installations, la Fiducie a réalisé un appel public à l'épargne aux termes duquel elle a émis 5 050 506 parts de fiducie au prix de 4,95 $ chacune, pour un produit brut total de 25 000 005 $.

Acquisition d'une installation de forage de Poncho Well Servicing Ltd.

Le 8 décembre 2003, Trinidad a annoncé l'achat d'une installation de forage double télescopique de 3 200 mètres de Poncho Well Servicing Ltd. pour un prix d'achat d'environ 4 500 000 $, lequel comprenait un ensemble de forage complet. L'acquisition a été financée au moyen à la fois de flux de trésorerie internes et d'un emprunt. L'achat a été effectué pour aider à répondre aux engagements de Trinidad envers ses clients tout en améliorant la capacité de forage globale de Trinidad.

Rémunérations et autres paiements à base d'actions

Les modifications apportées au chapitre 3870 du manuel de l'ICCA, « Rémunérations et autres paiements à base d'actions », obligeront la Fiducie, à compter du 1er janvier 2004 et pour les exercices subséquents, à comptabiliser la charge de rémunération selon la juste valeur des droits accordés aux termes de son régime d'intéressement en droits de souscription de parts de fiducie. Si la Fiducie choisit d'adopter cette norme dès le début, l'incidence sur le bénéfice avant impôts de 2003 sera de 780 000 $. Pour établir ce montant, la Fiducie a estimé la charge de rémunération selon la valeur intrinsèque des droits à la date d'établissement du rapport, étant donné qu'elle n'est pas en mesure d'établir la juste valeur des droits accordés.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2002 et au 31 janvier 2004, compte tenu et compte non tenu du placement, de l'acquisition d'Arrow, de l'option minimale et de l'option maximale :

	En cours au 31 décembre 2002	En cours au 31 janvier 2004	En cours au 31 janvier 2004, compte tenu du placement, de l'acquisition d'Arrow et de l'option minimale(1)(2)	En cours au 31 janvier 2004, compte tenu du placement, de l'acquisition d'Arrow et de l'option maximale(1)(2)
Dette à long terme(3)	13 832 610 $	42 185 790 $	45 785 789 $	41 285 790 $
Actions échangeables	18 874 467 $ (10 558 474 parts)	78 838 121 $ (27 949 881 parts)	106 738 122 $ (31 796 035 parts)	106 738 122 $ (31 796 035 parts)
Avoir des porteurs de parts(4)	Néant	Néant	13 500 000 $ (1 730 769 actions échangeables)	18 000 000 $ (2 307 692 actions échangeables)

Notes :

(1) En supposant l'émission de 3 846 154 parts en contrepartie globale de 30 000 001 $, moins la rémunération des preneurs fermes de 1 500 000 $ et les frais de placement estimatifs de 600 000 $, le produit net du placement devrait s'établir à 27 900 001 $. Si l'option est exercée en entier, la fiducie émettra 4 096 154 parts en contrepartie globale de 31 950 001 $, moins la rémunération des preneurs fermes de 1 597 500 $ et les frais de placement estimatifs de 600 000 $, pour un produit net de 29 752 501 $ découlant du présent placement. Se reporter à la rubrique « Plan de distribution ».

(2) Au 15 février 2004, 352 094 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,50 $ et 2,25 $ la part et venaient à échéance à diverses dates jusqu'au 24 mai 2007. Au 15 février 2004, 1 832 872 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 5,41 $ la part et venaient à échéance à diverses dates jusqu'au 5 août 2008.

(3) GE Capital Equipment Financing G.P. (« **GE Canada** ») a consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003 et d'un

second accord modificateur daté du 20 février 2004 (collectivement, le « **contrat d'emprunt** »). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable maximale de 65 000 000 $, sur laquelle Trinidad avait prélevé environ 42,2 millions de dollars au 31 janvier 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par GE Canada sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le « **contrat de garantie** »), aux termes duquel Trinidad a accordé à GE Canada une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la « **facilité de crédit d'exploitation** ») datée 15 octobre 2003 consentie par une banque canadienne (le « **prêteur** »), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre GE Canada et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003 entre GE Canada, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et GE Canada obtient une charge de premier rang sur tous les autres biens meubles de Trinidad. Dans la mesure où le produit net du présent placement est supérieur au montant nécessaire pour conclure l'acquisition d'Arrow, Trinidad réduira son endettement en vertu de contrat d'emprunt. Se reporter à la rubrique « Emploi du produit ».

(4) Au moment de la clôture de l'acquisition d'Arrow, les actions échangeables seront convertibles en parts à raison de une action échangeable pour une action (le « ratio d'échange »). Par la suite, le ratio d'échange augmentera au paiement par la Fiducie de distributions à l'égard des parts en remplacement d'un paiement en espèces aux porteurs des actions échangeables. Se reporter à la rubrique « Description des actions échangeables ».

VENTES ANTÉRIEURES

Aucune part de fiducie n'a été émise par la Fiducie au cours de la période débutant 12 mois avant la date des présentes, sauf celles décrites dans le tableau ci-dessous :

Nature du placement	Date	Nombre de parts de fiducie	Prix par part de fiducie	Produit
Levée d'options	Du 1er janvier 2003 au 31 mars 2003	30 350	1,50 $	45 525 $
		6 500	1,58 $	10 270 $
		36 575	2,15 $	78 636 $
		23 343	2,25 $	52 520 $
Appel public à l'épargne	Le 10 avril 2003	4 615 385	2,60 $	12 000 001 $
Levée d'options	Du 1er avril 2003 au 30 juin 2003	4 810	1,50 $	7 215 $
		6 666	1,58 $	10 532 $
		15 075	2,15 $	32 411 $
		77 713	2,25 $	174 854 $
Placement privé	Le 18 juillet 2003	7 222 222	3,60 $	25 999 998 $
Levée d'options	Du 1er juillet 2003 au 30 septembre 2003	99 005	1,50 $	148 508 $
		1 167	1,58 $	1 844 $
		60 624	2,15 $	130 342 $
		8 365	2,25 $	18 821 $
Exercice de droits	Du 1er juillet 2003 au 30 septembre 2003	25 000	2,78 $	69 500 $
Appel public à l'épargne	Le 19 novembre 2003	5 050 506	4,95 $	25 000 005 $
Levée d'options	Du 1er octobre 2003 au 31 janvier 2004	37 813	1,50 $	56 720 $
		3 333	1,58 $	5 266 $
		14 175	2,15 $	30 476 $
		5 182	2,25 $	11 660 $
Exercice de droits	Du 1er octobre 2003 au 31 janvier 2004	47 598	2,78 $	132 322 $
		17 391 407		64 017 429 $

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant décrit les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

Période	Fourchette des cours ($) Haut	Bas	Volume des négociations
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[1]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Octobre	5,45	4,60	1 266 567
Novembre	6,10	5,20	1 695 770
Décembre	6,99	5,45	1 587 560
2004			
Janvier	6,99	6,47	1 783 274
Février (du 1er au 19)	8,20	6,70	2 577 661

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 18 février 2004, dernier jour de négociation avant l'annonce du placement et de l'acquisition Arrow, le cours de clôture des parts de fiducie à la TSX était de 7,95 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement qui s'élèvent à 600 000 $ et de la rémunération des preneurs fermes qui s'élève à 1 500 000 $, sera de 27 900 001 et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement qui s'élèvent à 600 000 $ et de la rémunération des preneurs fermes qui s'élève à 1 597 500 $, sera de 29 752 501 $.

La clôture du présent placement est assujettie à la clôture de l'opération Arrow, et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. ».

Le produit net tiré du placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Arrow. Voir « Faits récents – Acquisition des actifs d'Arrow Drilling Inc. ». Si Arrow opte pour le choix minimum, Trinidad tirera sur sa convention de prêt existante un maximum de 3 600 000 $ pour financer le reliquat de la tranche en espèces après avoir affecté le produit net du placement. Voir « Structure du capital consolidé » et « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. – La convention d'achat d'actifs ». Trinidad a l'intention de financer le prix d'achat estimatif de 45 M$ payable à l'égard de l'acquisition Arrow comme suit (en millions de dollars :

	Choix minimum	Choix minimum dans l'hypothèse où l'option est levée intégralement	Choix maximum	Choix maximum dans l'hypothèse où l'option est levée intégralement
Produit de souscription net tiré du placement[1]	27,9 $	29,8 $	27,9 $	29,8 $
Actions échangeables émises à Arrow	13,5 $	13,5 $	18,0 $	18,0 $
Convention de prêt[2]	3,6 $	1,7 $	(0,9) $	(2,8) $
Prix d'achat total[3]	45,0 $	45,0 $	45,0 $	45,0 $

Notes :

(1) Déduction faite des frais du placement, estimés à 600 000 $.

(2) Dans la mesure où le produit net tiré du présent placement est plus élevé que ce qui est nécessaire pour réaliser l'acquisition Arrow, Trinidad utilisera la totalité de cet excédent de fonds pour réduire sa dette aux termes de la convention de prêt.

(3) Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. –La convention d'achat d'actifs ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 19 février 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter pour leur propre compte, chacun pour une part déterminée, le 15 mars 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*) mais quoi qu'il en soit au plus tard le 28 mars 2004, 3 846 154 parts de fiducie au total, au prix de 7,80 $ par part de fiducie, pour une contrepartie totale de 30 000 001 $ payable à la Fiducie à la livraison des parts de fiducie. La clôture du placement est conditionnelle à la clôture de l'acquisition Arrow, et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Emploi du produit ». Dans le cadre du placement, la Fiducie payera aux preneurs fermes une rémunération de 0,39 $ par part de fiducie, soit une rémunération globale de 1 500 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du placement) s'élèveront à 31 950 001 $, à 1 597 500 $ et à 30 352 501 $ respectivement.

Le présent prospectus simplifié vise également le placement d'un maximum de 2 307 692 actions échangeables dans l'hypothèse du choix maximum. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Description des actions échangeables ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré, sur le fondement de leur appréciation de la conjoncture; la convention peut également être résolue à la réalisation de certaines conditions. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent acheter ces parts mais n'y sont pas tenus. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

Trinidad, pour le compte de la Fiducie, a demandé l'inscription des parts de fiducie placées aux termes du présent prospectus à la cote de la TSX. L'inscription sera assujettie au respect par la Fiducie de toutes les conditions d'inscription de la TSX.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les placeurs pour compte ont avisé la Fiducie que, dans le cadre du placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui prévaudraient autrement sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou de divulguer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, ni aux actions échangeables ou aux parts de fiducie sous-jacentes aux actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été et ne seront pas enregistrées aux termes de la loi de 1933, ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens qu'a cette expression dans le *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Toutefois, la convention de prise ferme permet aux preneurs fermes d'offrir et de revendre les parts de fiducie qu'ils ont acquises aux termes de la convention de prise ferme à certains investisseurs institutionnels admissibles aux États-Unis, dans la mesure où l'offre et la vente sont réalisées conformément à la *Rule 144A* prise aux termes de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes offriront et vendront des parts de fiducie à l'extérieur des États-Unis uniquement en conformité avec le *Regulation S* pris aux termes de la Loi de 1933).

En outre, pendant les 40 jours suivant le début du placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au placement) peut contrevenir aux exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 15 février 2004, il y avait 27 949 881 parts de fiducie et aucune part à droit de vote spécial émises et en circulation.

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'Acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours du marché des parts de fiducie réagira à diverses situations du marché, y compris notamment les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts.

DESCRIPTION DES ACTIONS ÉCHANGEABLES

Immédiatement avant la clôture de l'acquisition Arrow, Trinidad déposera des statuts de modification (les *statuts de modification*) qui prévoiront la création des actions changeables, et la Fiducie constituera en société une filiale en propriété exclusive (*Trinidad ExchangeCo*) pour faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exercera pas d'autres activités que celles qui sont prévues par les présentes et son capital sera minime.

De plus, à la clôture de l'acquisition Arrow, les documents suivants détaillés davantage ci-dessous seront signés :

a) une convention d'échange et de vote fiduciaire (la *convention d'échange et de vote fiduciaire*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*);

b) une convention de soutien (la *convention de soutien*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et le fiduciaire relatif aux actions échangeables;

c) une convention entre actionnaires (la *convention entre actionnaires*) conclue par Trinidad et les porteurs des actions échangeables.

Les actions échangeables ne seront pas inscrites à la cote de la TSX ou d'une autre bourse.

Attributs des actions échangeables

Le texte qui suit résume les dispositions importantes des actions échangeables et est présenté sous réserve du texte intégral (i) des dispositions des actions échangeables que contiendront les statuts de modification, (ii) de la convention de soutien et (iii) de la convention d'échange et de vote fiduciaire. On peut obtenir sans frais une copie des dispositions des actions échangeables, de la convention de soutien et de la convention d'échange et de vote fiduciaire, sur demande adressée à Trinidad au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 (numéro de téléphone : 403.265.4168).

Dispositions des actions échangeables

Ratio d'échange

Le ratio d'échange, à tout moment et pour chaque action échangeable, correspondra à 1,00000, à la date de la clôture de l'acquisition Arrow, et sera rajusté cumulativement par la suite (i) en majorant le ratio d'échange à chaque date à laquelle une distribution est payée (la *date de paiement d'une distribution*) par la Fiducie aux porteurs de parts, entre la date de la clôture de l'acquisition Arrow et le moment en date duquel le ratio d'échange est calculé, d'un montant arrondi à la cinquième décimale près correspondant à une fraction dont le numérateur est le montant de la distribution, exprimé sous forme de montant par part de fiducie, payée à cette date de paiement d'une distribution, multiplié par le ratio d'échange immédiatement avant la date de clôture des registres relative à la distribution, et dont le dénominateur est le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le premier jour ouvrable qui suit la date de clôture des registres relative à la distribution, et (ii) en réduisant le ratio d'échange à chaque date de clôture des registres relative à l'établissement des porteurs d'actions échangeables ayant le droit de recevoir un dividende, entre la date de clôture de l'acquisition Arrow et le moment où le ratio d'échange est calculé, d'un montant arrondi à la cinquième décimale, correspondant à une fraction dont le numérateur est le dividende déclaré à cette date de clôture des registres relative à l'établissement des porteurs d'actions échangeables ayant le droit de recevoir un dividende, exprimé sous forme de montant par action échangeable, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant immédiatement cette date de clôture des registres, et dont le dénominateur est le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant la date qui est antérieure de sept jours ouvrables à cette date de clôture des registres.

Rang

En cas de liquidation ou de dissolution de Trinidad, les actions échangeables prendront rang avant les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables relativement au paiement des dividendes et à la distribution de l'actif entre ses actionnaires et prendront rang également avec chacune des autres séries d'actions échangeables de Trinidad quant aux montants indiqués comme étant payables prioritairement aux porteurs de ces séries.

Dividendes

En ce qui a trait au paiement de dividendes, les actions échangeables prendront rang avant les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables et prendront rang également avec chacune des autres séries d'actions échangeables de Trinidad quant aux dividendes indiqués comme étant payables prioritairement aux porteurs de ces séries. Les porteurs des actions échangeables auront le droit de recevoir les

dividendes que déclare le conseil d'administration de Trinidad. Trinidad ne prévoit pas que des dividendes seront déclarés à l'égard des actions échangeables; toutefois, le conseil d'administration a le droit de le faire à son gré. Le paiement de dividendes sur les actions échangeables entraînera un rajustement à la baisse du ratio d'échange.

Certaines *restrictions*

Sous réserve des dispositions de la convention entre actionnaires, tant que des actions échangeables sont en circulation, Trinidad ne modifiera pas, sans avoir obtenu l'approbation des porteurs des actions échangeables (conformément à ce qui est indiqué ci-dessous sous la rubrique « Modification et approbation », les statuts ou les règlements de Trinidad de manière à changer les droits ou les privilèges des porteurs d'actions échangeables autrement que pour donner effet aux rajustements nécessaires pour maintenir l'équivalence économique des actions échangeables par rapport aux parts de fiducie.

Liquidation de Trinidad

En cas de liquidation ou de dissolution de Trinidad ou d'une autre distribution de l'actif de Trinidad entre ses actionnaires pour liquider ses affaires, le porteur d'actions échangeables aura le droit de recevoir, pour chaque action échangeable détenue à la date de prise d'effet de cette liquidation, de cette dissolution ou de cette autre distribution (la *date de liquidation*), un montant correspondant au ratio d'échange le dernier jour ouvrable avant la date de liquidation, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de liquidation (le *montant de liquidation*), devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de liquidation. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du montant de liquidation comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

À compter de la date de liquidation, le porteur d'actions échangeables peut remettre des certificats de ces actions échangeables ainsi que les autres documents raisonnablement nécessaires au transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de Valiant Trust Company (l'*agent des transferts quant aux actions échangeables*). À la réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit d'achat en cas de liquidation dont il est question ci-dessous, Trinidad remettra le montant de liquidation sous forme de parts de fiducie à ce porteur d'actions échangeables, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le montant de liquidation sous forme de parts de fiducie pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans un avis donné à ces porteurs d'actions échangeables.

À la liquidation ou à la dissolution de Trinidad, celle-ci, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de liquidation*) d'acheter la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) à un prix d'achat par action échangeable correspondant au montant de liquidation (devant être réglé par la livraison d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable précédant la date de liquidation) et, à l'exercice du droit d'achat en cas de liquidation et à l'acceptation, par la Fiducie ou Trinidad ExchangeCo, de l'offre de Trinidad, les porteurs des actions échangeables seront tenus de vendre celles-ci à la Fiducie ou Trinidad ExchangeCo, selon le cas. L'achat, par la Fiducie ou Trinidad ExchangeCo, de toutes les actions échangeables en circulation à l'exercice du droit d'achat en cas de liquidation aura lieu à la date de liquidation et au moment du paiement du montant de liquidation de chaque action échangeable, et Trinidad n'aura aucune obligation de payer quelque montant que ce soit au titre du montant de liquidation à l'égard de ces actions échangeables.

Le droit d'achat en cas de liquidation peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

À la survenance d'un événement déclencheur des droits d'échange (il peut s'agir, entre autres, de l'institution, par Trinidad, d'une procédure en faillite, en insolvabilité, en dissolution ou en liquidation relative à Trinidad, ou du consentement de Trinidad à l'institution d'une telle procédure, ainsi que du choix de la Fiducie et de Trinidad ExchangeCo de ne pas exercer le droit d'achat en cas de liquidation, le droit de rachat (dont il est question ci-dessous) ou le droit de rachat au gré du porteur (dont il est question ci-dessous) (collectivement, les *droits de rachat*), l'agent des transferts quant aux actions échangeables (ou un fiduciaire qui lui succède) (le *fiduciaire*), pour

le compte des porteurs des actions échangeables, aura le droit d'exiger (le *droit d'échange facultatif*) que la Fiducie ou Trinidad ExchangeCo achète la totalité des actions échangeables alors en circulation et détenues par ces porteurs en contrepartie du montant de liquidation dont il est questions sous la rubrique « Convention d'échange et de vote fiduciaire – Droit d'échange facultatif ».

Droit d'échange automatique à la liquidation de la Fiducie

Si la Fiducie décide d'intenter une procédure en liquidation ou en dissolution quant à la Fiducie ou que la Fiducie ou Trinidad sont au courant d'un risque qu'une telle procédure soit intentée (un *événement de liquidation de Trinidad Energy*), la Fiducie ou Trinidad ExchangeCo sera tenue d'acheter (le *droit d'échange automatique*) chaque action échangeable en circulation (à part les actions échangeables que détiennent la Fiducie ou Trinidad ExchangeCo) et les porteurs d'actions échangeables devront vendre les actions échangeables qu'ils détiennent le cinquième jour ouvrable avant la prise d'effet de l'événement de liquidation de Trinidad Energy, en échangeant chaque action échangeable qu'ils détiennent contre un montant correspondant au ratio d'échange arrêté le sixième jour ouvrable précédant la date de prise d'effet de l'événement de liquidation de Trinidad Energy, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le sixième jour ouvrable avant l'événement de liquidation de Trinidad Energy, devant être réglé par la remise d'un nombre de parts de fiducie correspondant au ratio d'échange le sixième jour ouvrable précédant l'événement de liquidation de Trinidad Energy. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre d'une action échangeable dans le cadre d'un événement de liquidation de Trinidad Energy comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

À la demande d'un porteur d'actions échangeables et à la remise des certificats d'actions échangeables, dûment endossés en blanc et accompagnés des documents de transfert que la Fiducie et Trinidad ExchangeCo peuvent raisonnablement demander, la Fiducie ou Trinidad ExchangeCo remettront au porteur en question des certificats représentant le nombre de parts que ce dernier a le droit de recevoir.

Rachat des actions échangeables au gré des porteurs

Sous réserve du droit d'achat en cas de rachat au gré du porteur dont il est question ci-dessous, le porteur d'actions échangeables aura le droit, en tout temps avant le cinquième anniversaire de l'émission des actions échangeables, de demander à Trinidad de racheter la totalité ou une partie des actions échangeables que détient ce porteur, à un prix de rachat par action échangeable correspondant au ratio d'échange le dernier jour ouvrable avant la date de prise d'effet de ce rachat au gré du porteur (la *date de rachat au gré du porteur*), multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat au gré du porteur, devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat au gré du porteur. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du prix de rachat au gré du porteur comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Les porteurs d'actions échangeables peuvent demander le rachat en présentant à Trinidad ou à l'agent des transferts quant aux actions échangeables un ou plusieurs certificats représentant le nombre d'actions échangeables que le porteur souhaite faire racheter, ainsi qu'une demande de rachat au gré du porteur (la *demande de rachat au gré du porteur*) dûment signée et les autres documents qui peuvent être raisonnablement demandés pour le rachat au gré du porteur des actions échangeables. Le rachat au gré du porteur prend effet à la date de rachat au gré du porteur. À partir de la date de rachat au gré du porteur, le porteur d'actions échangeables peut remettre des certificats de ces actions échangeables ainsi que les autres documents qui peuvent être raisonnablement demandés pour le transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables. À la réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit d'achat en cas de rachat, au gré du porteur, Trinidad remettra le prix de rachat sous forme de parts de fiducie à ce porteur, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le prix de rachat sous forme de parts de fiducie pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans un avis donné à ces porteurs d'actions échangeables.

Lorsqu'un porteur demande le rachat des actions échangeables par Trinidad, celle-ci, en qualité de mandataires des porteurs des actions échangeables, doit offrir à la Fiducie ou à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de rachat au gré du porteur*) d'acheter la totalité absolue des actions échangeables dont le porteur demande le rachat à un prix d'achat, par action échangeable, correspondant au prix de rachat au gré du porteur,

devant être réglé par la remise d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable précédant la date de rachat.

À la réception d'une demande de rachat au gré du porteur émanant d'un porteur d'actions échangeables, Trinidad avisera la Fiducie ou Trinidad ExchangeCo en leur transmettant dans les cinq jours ouvrables une copie de la demande de rachat au gré du porteur. La Fiducie ou Trinidad ExchangeCo disposent alors de quatre jours ouvrables pour faire savoir à Trinidad si elles exercent ou non leur droit d'achat en cas de rachat au gré du porteur. Les actions échangeables dont le porteur a demandé le rachat par Trinidad seront, à la date de rachat au gré du porteur, achetées par la Fiducie ou Trinidad ExchangeCo ou rachetées par Trinidad, selon le cas, dans chaque cas à un prix d'achat, par action échangeable, correspondant au prix de rachat au gré du porteur.

Le droit d'achat en cas de rachat au gré du porteur peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

Si, en raison des dispositions en matière de solvabilité de la législation applicable, Trinidad n'est pas autorisée à racheter la totalité des actions échangeables déposées par un porteur qui en demande le rachat, elle rachètera uniquement les actions échangeables déposées par le porteur qui n'entraînent pas une contravention à ces dispositions de la législation applicable. Le porteur d'actions échangeables que Trinidad n'a pas rachetées sera réputé avoir demandé à la Fiducie ou à Trinidad ExchangeCo de les acheter à la date de rachat au gré du porteur pour un montant, par action échangeable, égal au prix de rachat au gré du porteur en application du droit d'échange facultatif.

Rachat d'actions échangeables au gré de l'émetteur

Sous réserve de la législation applicable et du droit d'achat en cas de rachat au gré de l'émetteur dont il est question ci-dessous, Trinidad :

a) rachètera, le jour du cinquième anniversaire de la clôture de l'acquisition Arrow (la *date de rachat automatique*), la totalité absolue des actions échangeables alors en circulation, à un prix de rachat, par action échangeable, correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat (dont il est question ci-dessous) pertinente, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat (définie ci-dessous) pertinente (le *prix de rachat au gré de Trinidad*), devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat;

b) pourra, à toute date à laquelle le nombre global d'actions échangeables émises et en circulation est inférieur à 20 % du nombre global d'actions échangeables émises dans le cadre de l'acquisition Arrow (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo et compte tenu du rajustement de cette proportion d'actions que le conseil d'administration de Trinidad juge adéquat pour qu'il soit tenu compte d'une division ou d'un regroupement des actions échangeables, d'un dividende en actions sur les actions échangeables, de l'émission ou de la distribution de droits d'acquisition d'actions échangeables ou de titres échangeables contre des actions échangeables ou convertibles en actions échangeables ou de titres comportant des droits d'acquisition d'actions échangeables, de l'émission ou de la distribution d'autres titres, droits ou titres de créance ou éléments d'actif, ou d'une autre restructuration du capital ou autre opération visant les actions échangeables ou se répercutant sur celles-ci) (la *date de rachat minimum* et, avec la date de rachat automatique, une *date de rachat*), racheter la totalité absolue des actions échangeables alors en circulation, au prix de rachat au gré de Trinidad par action échangeable.

Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre de prix de rachat au gré de Trinidad comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Au moins 25 jours avant une date de rachat, Trinidad transmettra aux porteurs inscrits d'actions échangeables un avis écrit du rachat des actions échangeables par Trinidad, y compris le prix de rachat au gré de Trinidad, la date de rachat et, s'il y a lieu, les détails du droit d'achat en cas de rachat au gré de l'émetteur (défini ci-dessous). À partir de la date de la transmission de cet avis, sur présentation et remise, par le porteur, des certificats des actions échangeables ainsi que des autres documents qui peuvent être exigés, au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, Trinidad remettra le prix de rachat au gré de

Trinidad au porteur, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le prix de rachat au gré de Trinidad pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans l'avis écrit. L'omission accidentelle de transmettre l'avis de rachat au gré de Trinidad à moins de 10 % des porteurs d'actions échangeables (à l'exception de la Fiducie et de Trinidad ExchangeCo) n'a pas d'incidence sur la validité du rachat au gré de Trinidad des actions échangeables aux termes de cet avis.

Trinidad, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de rachat au gré de l'émetteur*) d'acheter, à la date de rachat, la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) en échange du prix de rachat au gré de l'émetteur et, à l'exercice du droit d'achat en cas de rachat au gré de Trinidad, les porteurs de la totalité des actions échangeables alors en circulation sont tenus de vendre toutes ces actions à la Fiducie ou à Trinidad ExchangeCo, selon le cas. Si la Fiducie ou Trinidad ExchangeCo exerce le droit d'achat en cas de rachat par Trinidad, le droit de Trinidad de racheter les actions échangeables à la date de rachat pertinente s'éteint.

Le droit d'achat en cas de rachat au gré de l'émetteur peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

Achat pour annulation

Sous réserve de la législation applicable, Trinidad peut, à tout moment et de temps à autre, acheter pour annulation la totalité ou une partie des actions échangeables, de gré à gré, à un porteur d'actions échangeables, pour la contrepartie dont elle convient avec ce porteur, ou par offre à tous les porteurs inscrits d'actions échangeables alors en circulation, à quelque prix que ce soit par action échangeable. Si, dans le cadre d'une offre d'achat, le nombre d'actions échangeables déposées à un prix acceptable dépasse celui que Trinidad est disposée à acheter, Trinidad achètera les actions échangeables proportionnellement. Moyennant un avis donné à l'occasion à la Fiducie ou à Trinidad ExchangeCo, selon le cas, Trinidad peut racheter la totalité ou une partie des actions échangeables que détient la Fiducie ou Trinidad ExchangeCo et qui ont été acquises par l'exercice des droits d'achat, des droits d'échange ou des droits d'échange facultatif automatique, en échange de la remise de parts de fiducie pour le compte de porteurs d'actions échangeables. Les actions échangeables doivent être acquises par Trinidad en échange de l'émission, par celle-ci, à la Fiducie ou à Trinidad ExchangeCo, selon le cas, d'un billet dont le capital est égal à la juste valeur marchande de ces parts de fiducie remises. Toutes les actions échangeables que Trinidad rachète de cette manière sont annulées.

Droits de *vote*

Les porteurs des actions échangeables n'ont pas de droit de recevoir d'avis de convocation aux assemblées des actionnaires de Trinidad, ni d'y assister et d'y voter. Conformément à la convention d'échange et de vote fiduciaire, les porteurs d'actions échangeables ont certains droits de vote à l'égard de questions soumises aux porteurs de parts, conformément à ce qui est énoncé sous la rubrique « Convention d'échange et de vote fiduciaire – Droits de vote ». De plus, la convention entre actionnaires contiendra certaines ententes quant à la manière dont les voix rattachées aux actions échangeables seront exercées, détaillées sous la rubrique « Convention entre actionnaires ».

Anti-dilution

En plus d'être rajusté à l'occasion pour respecter le ratio d'échange, le nombre de parts de fiducie contre lesquelles les actions échangeables sont échangeables pourra également être rajusté dans les cas suivants :

a) la division, le regroupement ou le reclassement des parts de fiducie ou la déclaration, par la Fiducie, d'une distribution payable sous forme de parts de fiducie (ou de titres échangeables contre des parts de fiducie ou convertibles en parts de fiducie) (sauf dans le cours normal des activités);

b) l'émission de droits, d'options ou de bons de souscription à la totalité ou à la quasi-totalité des porteurs de parts, permettant à ceux-ci de souscrire des parts de fiducie ou des titres convertibles en parts de fiducie, échangeables contre des parts de fiducie ou conférant des droits d'achat de parts de fiducie;

c) l'émission, le paiement ou la distribution, à la totalité ou à la quasi-totalité des porteurs de parts, d'éléments d'actif (y compris des titres de créance), d'espèces ou d'autres droits ou titres si cette émission, ce paiement ou cette distribution ne constitue pas une distribution dans le cours normal des activités ou un événement mentionné ci-dessus en a) ou en b).

Modification et approbation

Les droits, privilèges, restrictions et conditions relatifs aux actions échangeables peuvent être modifiés uniquement avec l'approbation des porteurs de celles-ci. Cette approbation ou tout autre consentement ou approbation que doivent donner les porteurs des actions échangeables est valable s'il est donné conformément à la législation applicable et à la condition minimale d'être attesté par une résolution adoptée par au moins 66 2/3 % des voix exprimées à cet égard (à l'exception des actions échangeables détenues en propriété effective par la Fiducie, Trinidad ExchangeCo ou l'une de leurs filiales ou l'un des autres membres de leur groupe), à une assemblée des porteurs des actions échangeables dûment convoquée et tenue à laquelle les porteurs d'au moins 10 % des actions échangeables alors en circulation (à l'exception des actions échangeables détenues en propriété effective par la Fiducie, Trinidad ExchangeCo ou l'une de leurs filiales ou l'un des autres membres de leur groupe) sont présents ou représentés par procuration. Si le quorum n'est pas atteint à l'assemblée dans la demi-heure qui suit l'heure de convocation, l'assemblée est reportée à la date (au moins deux jours ouvrables plus tard), à l'heure et à l'endroit fixés par le président de l'assemblée initiale, et les porteurs des actions échangeables présentes ou représentées par procuration à la reprise d'assemblée constituent le quorum à celle-ci et peuvent traiter de tous les points à l'ordre du jour de l'assemblée initiale. À la reprise d'assemblée en cas d'ajournement, une résolution adoptée par le vote affirmatif d'au moins 66 2/3 % des voix exprimées à celle-ci constituent l'approbation ou le consentement des porteurs des actions échangeables.

Actes de la Fiducie aux termes de la convention de soutien et de la convention d'échange et de vote fiduciaire

Aux termes des dispositions des actions échangeables, Trinidad s'engagera à accomplir tous les actes et à prendre toutes les mesures nécessaires ou souhaitables pour exécuter les obligations que lui imposent la convention de soutien et la convention d'échange et de vote fiduciaire et faciliter l'exécution par la Fiducie des obligations qui lui incombent aux termes de ces conventions.

Porteurs non-résidents

Aucune action échangeable ne sera émise aux résidents d'un pays étranger. Par dérogation aux dispositions des actions échangeables, l'obligation de la Fiducie ou de Trinidad ExchangeCo de payer le prix de rachat au gré du porteur, le prix de liquidation ou le prix de rachat au gré de Trinidad à l'égard des actions échangeables détenues par un résident d'un pays étranger, est remplie par la remise des parts de fiducie que le porteur visé aurait reçues, à l'agent des transferts quant aux actions échangeables, qui doit vendre ces parts de fiducie à la bourse à la cote de laquelle ces parts sont alors inscrites et, au moment de la vente, les droits du porteur visé se limitent à la réception du produit net de la vente (déduction faite des taxes et impôts applicables) sur remise des certificats de ces actions échangeables.

Restrictions relatives au transfert

Le transfert des actions échangeables par le porteur de celles-ci est subordonné à l'approbation du conseil d'administration de Trinidad. La convention entre actionnaires précisera certaines circonstances dans lesquelles cette approbation sera accordée antomatiquement.

Convention d'échange et de vote fiduciaire

Droits de vote

Conformément à la convention d'échange et de droit de vote fiduciaire, la Fiducie aura émis une part à droit de vote spécial (la *part à droit de vote spécial*) à Valiant Trust Company (ou à son successeur) (le *fiduciaire quant aux actions échangeables*), au profit des porteurs (à l'exception de la Fiducie et de Trinidad ExchangeCo) des actions échangeables. La part à droit de vote spécial comportera un nombre de voix, pouvant être exprimées aux assemblées auxquelles les porteurs de parts ont le droit de voter, égal au nombre de parts de fiducie (arrondi à la baisse au nombre entier le plus près) contre lesquelles les actions échangeables sont alors échangeables. Pour ce qui est de tout

consentement écrit demandé aux porteurs de parts, chaque voix conférée par la part à droit de vote spécial pourra être exprimée de la manière indiquée ci-dessus.

Chaque porteur d'une action échangeable inscrite à la date d'inscription aux registres pour une assemblée à laquelle les porteurs de parts ont le droit de vote, pourra donner des instructions au fiduciaire quant aux actions échangeables d'exercer le nombre de voix rattachées à la part à droit de vote spécial correspondant au nombre de parts de fiducie (arrondi à la baisse au nombre entier le plus près) contre lesquelles cette action échangeable est alors échangeable. Le fiduciaire quant aux actions échangeables exprimera chaque voix rattachée à la part à droit de vote spécial uniquement selon les directives du porteur de parts en question et, en l'absence d'instruction de vote du porteur, n'exprimera pas ces voix. Le porteur d'actions échangeables peut assister à l'assemblée et exprimer personnellement les voix associées à ses actions échangeables au lieu de donner des instructions de vote au fiduciaire quant aux actions échangeables relativement à ces actions.

Le fiduciaire quant aux actions échangeables enverra aux porteurs des actions échangeables l'avis de chaque assemblée à laquelle ils ont le droit de voter, énonçant le ratio d'échange qui s'applique alors, les documents de l'assemblée connexes et une déclaration quant à la manière dont le porteur peut donner des instructions au fiduciaire quant aux actions échangeables quant à la façon d'exprimer les voix rattachées à la part à droit de vote spécial, en même temps qu'il envoie cet avis et ces documents aux porteurs de parts. Le fiduciaire quant aux actions échangeables enverra également aux porteurs des copies de l'ensemble des circulaires de sollicitation de procurations, des états financiers intermédiaires et annuels et des rapports de gestion qui les accompagnent, des rapports et des autres documents que la Fiducie envoie aux porteurs de parts, en même temps qu'elle envoie ces documents aux porteurs de parts. Dans la mesure où la Fiducie transmet ces documents au fiduciaire quant aux actions échangeables, celui-ci enverra également aux porteurs tous les documents envoyés par des tiers aux porteurs de parts, y compris des circulaires de procurations de dissidents et des notes d'information relatives à une offre publique d'achat ou d'échange, dès que possible après l'envoi initial de ces documents aux porteurs de parts, et la Fiducie s'efforcera raisonnablement d'obtenir et de remettre ces documents au fiduciaire quant aux actions échangeables.

Tous les droits d'un porteur d'actions échangeables d'exercer les voix rattachées à la part à droit de vote spécial s'éteindront dès l'échange de toutes les actions échangeables de ce porteur contre des parts de fiducie.

Sauf pour y apporter des modifications administratives visant à ajouter des engagements pour la protection de Trinidad ou les porteurs d'actions échangeables, des modifications nécessaires ou des corrections d'ambiguïtés ou d'erreurs d'écriture (dans chaque cas, toutefois, le conseil d'administration de Trinidad et le fiduciaire quant aux actions échangeables doivent être d'avis que les modifications ne portent pas atteinte aux intérêts des porteurs des actions échangeables), la convention d'échange et de vote fiduciaire ne peut être modifié sans l'approbation des porteurs des actions échangeables.

Droit d'échange facultatif

À la survenance de l'un des événements suivants qui se poursuit (chacun étant appelé un *événement déclencheur des droits d'échange*) :

a) un événement d'insolvabilité,

b) des circonstances où la Fiducie et Trinidad ExchangeCo peuvent exercer les droits d'achat mais choisissent de ne pas le faire,

le porteur d'actions échangeables peut donner instruction au fiduciaire quant aux actions échangeables d'exercer le droit d'échange facultatif quant à la totalité ou à une partie des actions échangeables que détient ce porteur, exigeant ainsi que la Fiducie ou Trinidad ExchangeCo achète ces actions échangeables du porteur. Immédiatement à la survenance (i) d'un événement déclencheur des droits d'échange, (ii) d'un événement qui, en raison de l'écoulement d'un délai ou de la transmission d'un avis, devient un événement déclencheur de droits d'échange ou (iii) du choix de la Fiducie ou de Trinidad ExchangeCo de ne pas exercer un droit d'achat qu'elles pourraient exercer, Trinidad en donnera avis au fiduciaire quant aux actions échangeables. Dès que possible par la suite, le fiduciaire quant aux actions échangeables avisera alors chaque porteur d'actions échangeables visé de cet événement survenu ou susceptible de survenir et avisera le porteur de ses droits relatifs au droit d'échange facultatif.

Le prix d'achat, que doit payer la Fiducie ou Trinidad ExchangeCo, par action devant être achetée en application du droit d'échange facultatif sera réglé par l'émission d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant le jour de la clôture de l'achat et de la vente de ces actions échangeables en application du droit d'échange (le *prix d'échange*). Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du prix d'échange comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Si, en raison des dispositions en matière de solvabilité de la législation applicable, Trinidad n'est pas en mesure de racheter la totalité des actions échangeables que ce porteur a le droit de faire racheter conformément aux dispositions des actions échangeables, le porteur sera réputé avoir exercé le droit d'échange facultatif à l'égard des actions échangeables qui n'ont pas été rachetées, et la Fiducie ou Trinidad ExchangeCo devra acheter ces actions du porteur de la manière indiquée ci-dessus.

Convention de soutien

Obligation de soutien de la Fiducie

Aux termes de la convention de soutien, la Fiducie ou Trinidad ExchangeCo prendront les engagements suivants :

a) la Fiducie, sur demande écrite d'un porteur d'actions échangeables, fournira à ce porteur un relevé indiquant le ratio d'échange qui s'applique alors;

b) elles accompliront tous les actes et prendront toutes les mesures nécessaires pour que Trinidad soit en mesure de payer aux porteurs des actions échangeables le montant de liquidation en cas de liquidation ou de dissolution de Trinidad, le prix de rachat au gré du porteur en cas de demande de rachat par le porteur d'actions échangeables ou le prix de rachat au gré de Trinidad en cas de rachat d'actions échangeables par Trinidad;

c) la Fiducie ne fera rien, ni par action ni par omission, notamment un vote, qui entraînera la liquidation ou la dissolution de Trinidad, sans l'approbation des porteurs de la majorité des parts de fiducie alors en circulation.

La convention de soutien prévoit également que, sans l'approbation préalable de Trinidad et des porteurs des actions échangeables, la Fiducie ne distribuera pas de parts de fiducie supplémentaires ni de droits de souscriptions de celles-ci ou d'autres biens ou éléments d'actif à la totalité ou à la quasi-totalité des porteurs de parts, elle ne modifiera pas les droits, privilèges ou autres modalités des parts de fiducie, à moins qu'une distribution identique ou équivalente soit effectuée sur les actions échangeables ou qu'une modification identique ou équivalente soit apportée aux actions échangeables (ou aux droits des porteurs de celles-ci) simultanément. Si une offre publique d'achat ou une offre publique de rachat est proposée ou qu'une opération similaire se répercutant sur les parts de fiducie est proposée, avec le consentement ou l'approbation du conseil d'administration de Trinidad, la Fiducie s'efforcera raisonnablement de prendre toutes les mesures nécessaires ou souhaitables pour permettre aux porteurs des actions échangeables de participer à cette opération dans la même mesure que les porteurs de parts et avec un traitement économique équivalent à celui des porteurs de parts.

Sauf pour y apporter des modifications administratives visant à ajouter des engagements pour la protection des porteurs d'actions échangeables, des modifications nécessaires ou des corrections d'ambiguïtés ou d'erreurs d'écriture (dans chaque cas, toutefois, le conseil d'administration de Trinidad et le fiduciaire quant aux actions échangeables doivent être d'avis que les modifications ne portent pas atteinte aux intérêts des porteurs des actions échangeables), la convention de soutien ne peut être modifié sans l'approbation des porteurs des actions échangeables.

Aux termes de la convention de soutien, la Fiducie et Trinidad ExchangeCo se sont engagées à ne pas exercer de droits de vote conférés par les actions échangeables dont elles sont propriétaires ou dont leurs filiales ou les autres membres de leur groupe sont propriétaires, quant aux points étudiés aux assemblées des porteurs d'actions échangeables (y compris l'approbation demandée à ces porteurs à l'égard de points découlant de la convention de soutien).

Remise des parts

La Fiducie fera les dépôts et demandera les consentements et approbations des autorités de réglementation qui sont nécessaires pour que les parts de fiducie pouvant être émises à l'échange des actions échangeables soit émises conformément aux lois sur les valeurs mobilières applicables au Canada.

Convention entre actionnaires

Opération de contrôle de Trinidad Drilling

La convention entre actionnaires créera divers droits et obligations entre les parties à cette convention. En particulier, si une opération de contrôle de Trinidad Drilling (définie ci-dessous) survient et que le conseil d'administration de Trinidad détermine, de bonne foi et à son gré, qu'il n'est pas raisonnablement possible de remplacer les actions échangeables par d'autres actions qui sont échangeables et qui sont au moins équivalentes aux actions échangeables du point de vue économique, dans le cadre de cette opération de contrôle de Trinidad Drilling, et que le rachat de la totalité absolue des actions échangeables en circulation est nécessaire pour mener à terme cette opération de contrôle de Trinidad Drilling conformément à ses modalités, les porteurs des actions échangeables conviendront que Trinidad peut racheter leurs actions échangeables en suivant une procédure conforme à la procédure énoncée sous la rubrique « Rachat d'actions échangeables » (y compris, dans de telles circonstances, la possibilité, pour la Fiducie et Trinidad ExchangeCo, d'acheter ou d'acquérir ces actions échangeables par suite d'une procédure conforme aux droits d'achat en cas de rachat au gré de Trinidad). L'expression *opération de contrôle de Trinidad Drilling* signifie une fusion, une offre publique d'achat, un plan d'arrangement, une vente importante d'actions ou de droits ou d'intérêts relatifs à celles-ci, une vente importante d'éléments d'actif ou de droits ou d'intérêts relatifs à ceux-ci ou des opérations similaires mettant en cause Trinidad ou la Fiducie; toutefois, cette opération de contrôle de Trinidad Drilling doit se faire sans lien de dépendance (à moins que cette opération de contrôle de Trinidad Drilling comporte une série d'opérations associées ou reliées, auquel cas il suffit que la première ou la plus fondamentale de ces opérations associées ou reliées se fasse sans lien de dépendance).

Événements permettant le vote

Si un événement permettant le vote des porteurs d'actions échangeables est proposé et que le conseil d'administration de Trinidad établit que l'approbation ou le consentement des porteurs d'actions échangeables en circulation est nécessaire à l'accomplissement de l'objectif commercial visé par cet événement permettant le vote des porteurs d'actions échangeables, cet objectif commercial devant être un objectif véritable, les porteurs des actions échangeables conviennent de voter à l'égard de cet événement permettant le vote des porteurs d'actions échangeables ou d'y consentir selon les directives du conseil d'administration de Trinidad. Constituent un *événement permettant le vote des porteurs d'actions échangeables* les questions sur lesquelles sur lesquels les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad, à l'exception des événements permettant le vote des porteurs d'actions échangeables dispensés.

Si un événement permettant le vote des porteurs d'actions échangeables dispensé est proposé, les porteurs des actions échangeables conviennent de voter à l'égard de cet événement permettant le vote des porteurs d'actions échangeables ou d'y consentir selon les directives du conseil d'administration de Trinidad. Constituent un *événement permettant le vote des porteurs d'actions échangeables dispensé* les questions sur lesquelles les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad pour approuver ou désapprouver, selon le cas, les changements apportés aux droits des porteurs des actions échangeables, lorsque l'approbation ou la désapprobation, selon le cas, du changement serait nécessaire pour maintenir l'équivalence entre les actions échangeables et les parts de fiducie.

Aucune des dispositions relatives aux événements permettant le vote des porteurs d'actions échangeables ou aux événements permettant le vote des porteurs des actions échangeables dispensés n'a pour effet d'empêcher les porteurs d'actions échangeables d'exercer leurs droits de rachat aux termes des dispositions des actions échangeables ou leurs droits d'échange aux termes de la convention d'échange et de vote fiduciaire.

Transferts autorisés

Le conseil d'administration de Trinidad a convenu d'approuver tout transfert d'actions échangeables qui respecte la totalité des conditions suivantes, à savoir a) le bénéficiaire du transfert est un résident de l'Alberta, b) le transfert proposé n'aura pas pour effet de faire de Trinidad une « société de distribution » (*distributing corporation*) pour

l'application de la ABCA, c) le transfert proposé est conforme aux lois applicables et d) le bénéficiaire du transfert signe les documents raisonnablement exigés par Trinidad pour que ce bénéficiaire devienne une partie à la convention entre actionnaires et soit lié par celle-ci.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital de billes et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit faire des distributions mensuelles en espèces, aux porteurs de parts, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a établi les distributions de la Fiducie à environ 0,54 $ par année, soit environ 0,045 $ par mois; toutefois, le 19 février 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'acquisition Arrow, elle compte porter ses distributions au comptant à 0,055 $ par part de fiducie chaque mois (0,66 $ par part de fiducie chaque année), à compter du paiement que la Fiducie devrait faire le 15 avril 2004 aux porteurs de parts inscrits le 31 mars 2004. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie annuels prévus; toutefois, le montant réel des distributions payées par le Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2003 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $ (1)
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

(2) Le 20 février 2004, la Fiducie a déclaré une distribution en espèces de 0,045 $ pour le mois de février 2004, qui sera payée le 15 mars 2004 aux porteurs de parts de fiducie inscrits le 29 février 2004.

(3) Le 19 février 2004, la Fiducie a déclaré son intention, conditionnellement à la clôture de l'acquisition Arrow, de porter les distributions à 0,055 $ par part de fiducie chaque mois (0,66 $ par part de fiducie chaque année) à compter du paiement que la Fiducie devrait faire le 15 avril 2004 aux porteurs de parts de fiducie inscrits le 31 mars 2004.

Les acheteurs de parts de fiducie dans le cadre du placement n'auront pas droit à la distribution que la Fiducie payera à ses porteurs de parts le 15 mars 2004. Dans la mesure où la clôture du placement a lieu avant le 28 mars 2004, les acheteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes et demeurent propriétaires de ces parts de fiducie le 31 mars 2004 auront droit à la distribution que la Fiducie devrait payer à ses porteurs de parts le 15 avril 2004. Voir « Faits récents – Augmentation des distributions ».

Les paiements de distribution antérieurs présentés ci-dessus ne sont pas garants des paiements de distribution futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidée » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 janvier 2004, Trinidad n'avait pas de dette impayée aux termes de la facilité de crédit d'exploitation. Trinidad respecte toutes les modalités importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des modalités du placement ont eu lieu par voie de négociations entre Trinidad, pour la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. La banque membre du groupe de Valeurs mobilières TD inc. n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses modalités. Par suite du présent placement, Valeurs mobilières TD inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistré de revenu de retraite, des fonds enregistrés d'épargne-études et des régimes de participation différée aux bénéfices et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes et aux acheteurs d'actions échangeables visées par les présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées résider au Canada, détiendront les parts de fiducie ou les actions échangeables, selon le cas, à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie ou les actions échangeables, selon le cas, seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts de fiducie ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts ou porteurs d'actions échangeables, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie ou les actions échangeables, selon le cas, pourraient par ailleurs ne pas être admissibles à titre d'immobilisations, dans certaines circonstances, peuvent avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement avant la date des présentes et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf indication expresse des présentes, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les attributions appropriées, tous les dividendes qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les attributions appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des billets de rachat sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande des billets de rachat. Lorsque des parts de fiducie sont rachetées et que des investissements sont distribués au porteur de parts, le produit de disposition des parts pour ce dernier équivaudra généralement au prix de base rajusté, pour la Fiducie, des investissements ainsi distribués. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

Actions échangeables

Aux termes de la convention d'achat d'actifs, Trinidad et Arrow se sont engagées à signer et à produire conjointement un choix (le *choix*), en vertu du paragraphe 85(1) de la LIR, conformément aux règles précises de la LIR. Le prix de base rajusté d'Arrow pour les actions échangeables et les droits accessoires (définis aux présentes) qui lui sont émis dans le cadre de la convention d'achat d'actifs sera établi conformément au choix.

Le porteur qui est une société doit inclure dans le calcul de son revenu les dividendes qu'il a reçus ou est réputé avoir reçus sur les actions échangeables, et ces dividendes pourront normalement être portés en diminution de son revenu imposable. Le porteur qui est une « société privée » au sens de la LIR ou une autre société qui réside au Canada et est contrôlée ou est réputée être contrôlée par un particulier (autre qu'une fiducie) ou un groupe lié de particuliers (autres que des fiducies) ou au profit de ceux-ci peut devoir payer, aux termes de la partie IV de la LIR, un impôt remboursable de 33 1/3 % sur les dividendes reçus ou réputés avoir été reçus sur les actions échangeables, dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable de l'actionnaire en question. Les actions échangeables seront des « actions privilégiées imposables » et des « actions privilégiées à court terme » pour les besoins de la LIR. Le porteur d'actions échangeables qui est un particulier devra inclure dans son revenu les dividendes qu'il a reçus ou est réputé avoir reçus sur les actions échangeables, et ces dividendes seront assujettis aux règles relatives à la majoration et au crédit d'impôt pour dividendes normalement applicables aux particuliers résidents canadiens qui reçoivent des dividendes de sociétés canadiennes imposables.

À la disposition d'une action échangeable ainsi que des droits d'échange facultatifs correspondants et des droits de vote spéciaux, dans ces deux cas aux termes de la convention d'échange et de vote fiduciaire (collectivement, les *droits accessoires*), par le porteur de ceux-ci, en faveur de la Fiducie ou de Trinidad ExchangeCo, en contrepartie de parts de fiducie en application des droits d'achat ou du droit d'échange facultatif, le porteur réalisera (subira) généralement un gain (une perte) en capital correspondant à l'écart (positif ou négatif) entre le total des deux montants suivants, soit a) la juste valeur marchande des parts de fiducie reçues par le porteur à la disposition et b) le montant, s'il en est, des dividendes déclarés et impayés sur les actions échangeables payé au porteur au moment en question (le *montant des dividendes*), et la somme des deux montants suivants, soit y) le prix de base rajusté, pour le porteur, de l'action échangeable et des droits accessoires (calculé immédiatement avant la disposition) et z) les frais de disposition raisonnables.

À la disposition réelle ou réputée d'actions échangeables et de droits accessoires, le porteur (autre que Trinidad) réalisera (subira) généralement un gain (une perte) en capital correspondant à l'écart positif (négatif) entre le produit de disposition et la somme du prix de base rajusté de ces actions échangeables et droits accessoires (calculé immédiatement avant la disposition) pour le porteur et des frais de disposition raisonnables. Pour le porteur qui est une société, une société de personnes ou une fiducie dont une société est membre ou bénéficiaire, toute perte en capital de ce genre peut généralement être réduite du montant des dividendes reçus ou réputés avoir été reçus par le porteur sur les actions échangeables, dans la mesure et les circonstances détaillées dans la LIR. Un énoncé sur l'imposition des gains et des pertes en capital est présenté ci-dessous.

Au rachat (y compris le rachat au gré du porteur) d'une action échangeable par Trinidad, le porteur sera réputé avoir reçu un dividende égal au montant, s'il en est, de l'excédent de la juste valeur marchande, au moment en question, des parts de fiducie que ce porteur a reçues de Trinidad au moment du rachat (le *produit de rachat*), majorée du montant des dividendes, sur le capital versé des actions échangeables à ce moment pour les besoins de la LIR. Les incidences fiscales de la réception réputée de ces dividendes sont présentées ci-dessous. Pour le porteur qui est une société, il est possible, dans certains cas, que ce dividende réputé soit traité comme un produit de disposition des actions échangeables.

Au rachat (y compris le rachat au gré du porteur) d'une action échangeable par Trinidad, le porteur sera aussi réputé avoir disposé des actions échangeables et des droits accessoires en contrepartie d'un produit de disposition égal au produit de rachat, réduit du montant du dividende réputé découlant du rachat. Le porteur réalisera (subira) généralement un gain (une perte) en capital équivalant au montant de l'écart positif (négatif) entre ce produit de disposition et la somme du prix de base rajusté, pour le porteur, de l'action échangeable et des droits accessoires (calculé immédiatement avant le rachat) et des frais de disposition raisonnables. Pour le porteur qui est une société, une société de personnes ou une fiducie dont une société est membre ou bénéficiaire, toute perte en capital de ce genre sera généralement réduite du montant des dividendes reçus ou réputés avoir été reçus par le porteur sur les actions échangeables, y compris les dividendes que le porteur est réputé avoir reçus au moment du rachat, dans la mesure et les circonstances détaillées dans la LIR.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une action échangeable et des droits accessoires doit être portée en diminution des gains imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le coût, pour le porteur, des parts de fiducie reçues au moment du rachat au gré du porteur ou de l'émetteur ou à l'échange d'une action échangeable, sera égal à la juste valeur marchande de ces parts de fiducie au moment en question. La moyenne de ce coût et du prix de base rajusté de toutes les autres parts que ce porteur détient à titre d'immobilisation devra être établie afin de déterminer le prix de base rajusté ce chacune de ces parts de fiducie pour celui-ci.

Les conseillers juridiques ne donnent aucun avis quant à l'admissibilité des actions échangeables aux fins de placements pour l'application de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes. Le détail des titres de la Fiducie détenus par les administrateurs et les dirigeants de Trinidad est présenté sous la rubrique « Administrateurs et membres de la direction » de la notice annuelle.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) font fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l. est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « Fiducie ») daté du • février 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2002 et 2001, et sur les états consolidés des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 7 février 2003, à l'exception de la note 14 qui est au 1er avril 2003.

Comptables agréés

Calgary (Alberta)
Le • février 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « Fiducie ») daté du • février 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (« Saturn ») portant sur le bilan de Saturn au 31 mai 2002, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

Comptables agréés

Calgary (Alberta)
Le • février 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «Fiducie») daté du • février 2004 relatif à l'émission et à la vente de 3 846 154 parts de fiducie (le «prospectus») se rapportant à l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs d'Arrow Drilling Inc. («Arrow»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires d'Arrow portant sur les bilans aux 30 juin 2003 et 2002, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée les 30 juin 2003, 2002 et 2001. Notre rapport est daté du 25 février 2003.

Comptables agréés

Calgary, Canada
Le • février 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « Fiducie ») daté du • février 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le « prospectus »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (« Bear ») portant sur le bilan de Bear aux 30 avril 2003, 2002 et 2001, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

Comptables agréés

Edmonton (Alberta)
Le • février 2004

ÉTATS FINANCIERS DE TRINIDAD ENERGY SERVICES INCOME TRUST

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
30 septembre 2003 et 31 décembre 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Le • février 2004

Rapport sur la compilation

Aux fiduciaires de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 30 septembre 2003 et les états consolidés pro forma non vérifiés des résultats de la période de neuf mois terminée à cette date et de l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. du 1er janvier 2003 au 9 avril 2003, et avec ceux des états financiers non vérifiés de Saturn Drilling Inc. pour la période de douze mois terminée le 30 novembre 2002, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Inc. du semestre terminé le 30 juin 2003, et avec ceux des états financiers non vérifiés de Bear Drilling Ltd. pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers non vérifiés de Arrow Drilling Inc. pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
5. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états consolidés pro forma, à tous les égards importants sur le plan de la forme, aux des lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;
b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

6. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

7. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad » et « Arrow » au 30 septembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « chiffres pro forma » étaient arithmétiquement exacts.

8. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear » et « Arrow » pour la période de neuf mois terminée le 30 septembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « chiffres pro forma, Trinidad, Bear, Saturn et Arrow » étaient arithmétiquement exacts.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « chiffres pro forma, Trinidad », « Saturn », « Bear » et « Arrow » pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « pro forma, Trinidad, Bear, Saturn et Arrow » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust

Bilan consolidé pro forma

(non vérifié) 30 septembre 2003

(en milliers de dollars)

	Trinidad 30 septembre 2003 $	Arrow 30 septembre 2003 $	Ajustements pro forma $	Notes	Chiffres pro forma 30 septembre 2003 $
Actif					
Actif à court terme					
Encaisse	2 392	2 443	(2 443)	2 e)	2 392
Comptes débiteurs	16 385	4 025	(4 025)	2 e)	16 385
Stocks	468	-	-		468
Charges payées d'avance	167	92	(92)	2 e)	167
	19 412	6 560	(6 560)		19 412
Immobilisations					
Immobilisations corporelles	97 610	9 874	35 126	2 e)	142 610
Autres actifs					
Écart d'acquisition	-	-	4 690	2 e)	4 690
Frais de financement reportés	939	-	-		939
	117 961	16 434	33 256		167 651
Passif					
Passif à court terme					
Facilité de crédit d'exploitation	5 406	-	-		5 406
Comptes créditeurs	6 464	6 577	(6 577)	2 e)	6 464
Partie à court terme de la dette à long terme	148	-	-		148
	12 018	6 577	(6 577)		12 018
Dette à long terme	42 033	-	3 600	2 e)	45 633
Impôts sur les bénéfices futurs	3 293	1 754	2 936	2 e)	7 983
	57 344	8 331	(41)		65 634
Capitaux propres					
Capital des porteurs de parts					
Capitaux propres	55 329	4 737	23 163	2 e)	83 229
Actions échangeables			13 500	2 e)	13 500
Bénéfices non répartis	5 288	3 366	(3 366)		5 288
	60 617	8 103	33 297		102 017
	117 961	16 434	33 256		167 651

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié) Période terminée le 31 décembre 2002

(en milliers de dollars)

	Trinidad Période de douze mois terminée le 31 décembre 2002 $	Saturn Période de douze mois terminée le 30 novembre 2002 $	Bear Période de douze mois terminée le 31 décembre 2002 $	Arrow Période de douze mois terminée le 31 décembre 2002 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn et Arrow Chiffres pro forma de la période de douze mois $
Produits							
Produits d'exploitation	27 490	6 958	16 053	18 255			68 756
Charges							
Charges d'exploitation	18 945	3 600	11 028	13 129			46 702
Marge d'exploitation	8 545	3 358	5 025	5 126	-		22 054
Frais généraux et frais d'administration	2 896	546	200	1 105	-		4 747
Primes aux cadres	-	1 846	-	6 360	(8 206)	2 a)	-
BAIIA[1]	5 649	966	4 825	(2 339)	8 206		17 307
Amortissement	2 158	772	1 930	1 294	520	2 b)	6 674
(Gain) perte à la cession d'actifs	-	(59)	(225)	(11)	-		(295)
Intérêts débiteurs (créditeurs)	979	10	592	(66)	1 157	2 c)	2 672
Bénéfice (perte) avant impôts et frais de la Fiducie	2 512	243	2 528	(3 556)	6 529		8 256
Impôts sur les bénéfices							
Impôts exigibles	115	34	32	(1 415)	1 584	2 d)	350
Impôts futurs	648	11	897	-	1 049	2 d)	2 605
	763	45	929	(1 415)	2 633		2 955
Bénéfice net avant frais de la Fiducie	1 749	198	1 599	(2 141)	3 896		5 301
Frais de restructuration de la Fiducie	819	-	-	-	-		819
Impôts futurs liés à la restructuration	(325)	-	-	-	-		(325)
Bénéfice net après frais de la Fiducie	1 255	198	1 599	(2 141)	3 896		4 807

1) Le BAIIA désigne le bénéfice avant intérêts, impôt, amortissement et gain ou perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

Trinidad Energy Services Income Trust

État pro forma des résultats

(non vérifié) Période de neuf mois terminée le 30 septembre 2003

(en milliers de dollars)

	Trinidad Période de neuf mois terminée le 30 septembre 2003 $	Saturn Du 1er janvier au 9 avril 2003 $	Bear Semestre terminé le 30 juin 2003 $	Arrow Période de neuf mois terminée le 30 septembre 2003 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn et Arrow Chiffres pro forma de la période de neuf mois $
Produits							
Produits d'exploitation	38 231	3 759	12 624	20 045	870	2 f)	75 529
Charges							
Charges d'exploitation	25 268	1 842	7 400	13 847	600	2 f)	48 957
Marge d'exploitation	12 963	1 917	5 224	6 198	270		26 572
Frais généraux et frais d'administration	3 036	150	309	1 031	39	2 f)	4 565
Primes des cadres	-	-	709	4 000	(4 709)	2 a)	-
BAIIA[1]	9 927	1 767	4 206	1 167	4 940		22 007
Amortissement	3 315	231	1 419	1 011	1 874	2 b)	7 850
(Gain) perte à la cession d'actifs	-	(8)	11	(28)	-		(25)
Intérêts débiteurs (créditeurs)	1 501	(6)	445	(29)	441	2 c)	2 352
Bénéfice (perte) avant impôts	5 111	1 550	2 331	213	2 625		11 830
Impôts sur les bénéfices							
Impôts exigibles	138	571	604	104	(1 146)	2 d)	271
Impôts futurs	495	(3)	260	(23)	2 188	2 d)	2 917
	633	568	864	81	1 042		3 188
Bénéfice net	4 478	982	1 467	132	1 583		8 642

1) Le BAIIA désigne le bénéfice avant intérêts, impôts, amortissement et gain ou perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états financiers pro forma ») ont été préparés pour rendre compte de l'acquisition de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés du 30 septembre 2003 ont été dressés à partir des états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 30 septembre 2003 et pour la période de neuf mois terminée à cette date; des états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003; des états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003; et des états financiers non vérifiés d'Arrow au 30 septembre 2003 et pour la période de neuf mois terminée à cette date. L'état consolidé pro forma non vérifié des résultats de la période terminée le 31 décembre 2002 a été dressé à partir des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2002, des états financiers non vérifiés de Saturn pour la période de douze mois terminée le 30 novembre 2002, des états financiers non vérifiés de Bear pour l'exercice terminé le 31 décembre 2002 et des états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été préparé pour rendre compte de l'acquisition de certains actifs d'Arrow décrite à la note 2 comme si elle avait eu lieu le 30 septembre 2003. Les états consolidés pro forma non vérifiés des résultats ont été préparés pour rendre compte des acquisitions décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. Ces états financiers pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements pris en compte dans les présentes avaient eu lieu aux dates indiquées, ni des résultats qui pourraient être obtenus ultérieurement.

Les conventions comptables utilisées pour la préparation des états financiers pro forma sont conformes aux conventions utilisées pour la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma doivent être lus en parallèle avec les états financiers historiques consolidés de Trinidad pour l'exercice terminé le 31 décembre 2002 et les notes y afférentes. De l'avis de la direction, les états financiers pro forma comprennent tous les ajustements nécessaires pour rendre compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie sous le régime des lois de la province d'Alberta en vertu d'un acte de fiducie daté du 1er août 2002.

2. Hypothèses et ajustements pro forma

Les états financiers pro forma rendent compte des hypothèses et des ajustements suivants :

a) Les primes ont diminué des montants décrits dans le tableau suivant afin d'éliminer l'attribution de primes aux cadres.

	30 septembre 2003 **$**	**31 décembre 2002** **$**
Saturn	-	(1 846 000)
Bear	(709 000)	-
Arrow	(4 000 000)	(6 360 000)
	(4 709 000)	(8 206 000)

b) L'amortissement a varié des montants présentés dans le tableau suivant par suite du passage à la méthode de l'amortissement proportionnel au rendement pour Saturn, Bear et Arrow, conformément à la convention comptable adoptée par Trinidad à l'égard des immobilisations, et de l'augmentation des frais d'acquisition.

	30 septembre 2003 **$**	**31 décembre 2002** **$**
Saturn	164 000	(73 000)
Bear	(16 000)	144 000
Arrow	1 726 000	449 000
	1 874 000	520 000

c) Au cours de l'exercice 2002, Trinidad a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 45,0 millions de dollars détenue par GE Canada. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 5,9 millions de dollars pour financer l'acquisition de Saturn. Trinidad a accès à un prélèvement supplémentaire d'approximativement 16,5 millions de dollars pour financer l'acquisition de Bear. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 3,6 millions de dollars pour financer l'acquisition d'Arrow, montant qui traduit le nombre supposé d'actions échangeables devant être émises par une filiale de Trinidad, comme il est décrit à la note 5 afférente aux états financiers pro forma. Le montant des intérêts débiteurs a été augmenté comme suit pour tenir compte de l'augmentation de la dette comme si elle avait été engagée le 1er janvier 2002 :

	30 septembre 2003 $	31 décembre 2002 $
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	104 000	386 000
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	134 000	473 000
Augmentation des intérêts débiteurs liée à l'acquisition d'Arrow	203 000	298 000
	441 000	1 157 000

d) La charge d'impôts sur les bénéfices de l'exercice a été comptabilisée comme suit :

	30 septembre 2003 $	31 décembre 2002 $
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	10 000	39 000
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(571 000)	(34 000)
	(561 000)	5 000
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	47 000	95 000
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(604 000)	(32 000)
	(557 000)	63 000
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	76 000	101 000
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(104 000)	1 415 000
	(28 000)	1 516 000
	(1 146 000)	1 584 000

Les impôts en espèces supplémentaires qui seraient par ailleurs payables par suite des ajustements pro forma visant les résultats sont présumés être éliminés au moyen des déductions fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins fiscales.

La charge d'impôts sur les bénéfices futurs a été ajustée, au taux d'imposition prévu par la loi, pour tenir compte de l'incidence des impôts sur les ajustements pro forma visant les résultats comme suit :

	30 septembre 2003	**31 décembre 2002**
	$	**$**
Saturn	473 000	597 000
Bear	873 000	(195 000)
Arrow	842 000	647 000
	2 188 000	1 049 000

e) La répartition du prix d'achat d'Arrow s'établit comme suit :

Immobilisations	45 000 000
Écart d'acquisition	4 690 000
Impôts sur les bénéfices futurs	(4 690 000)
	45 000 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	27 900 000
Actions échangeables	13 500 000
Financement par emprunt	3 600 000
	45 000 000

Il est anticipé que le présent placement clôturera le 15 mars 2004 à 7,80 $ par part. Arrow acquiert une participation de 30 % à 40 % du prix d'achat sous forme d'actions échangeables. Pour la préparation de ces états financiers pro forma, il est présumé que 30 % du prix d'achat est réglé au moyen d'actions échangeables.

Les preneurs fermes du placement des parts détiennent une option visant l'achat de 250 000 parts supplémentaires à 7,80 $ la part ou 1,95 millions de dollars, déduction faite de la rémunération des preneurs fermes. Si cette option est exercée en entier, la dette à long terme sera réduite du produit obtenu à l'émission des parts supplémentaires, déduction faite de la rémunération des preneurs fermes.

f) La répartition du prix d'achat de Bear s'établit comme suit :

	$
Immobilisations	41 000 000
Financé comme suit :	
Nouveaux capitaux provenant du placement privé, déduction faite des frais d'émission	24 454 000
Financement par emprunt	16 546 000
	41 000 000

Les ajustements pro forma comprennent les résultats d'exploitation de Bear de la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits d'exploitation de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acheté certaines immobilisations de Bear.

g) La répartition du prix d'achat de Saturn s'établit comme suit :

	$
Immobilisations	17 500 000
Moins le bénéfice minimal	(900 000)
Ajustement pour la période du 1er janvier 2003 au 9 avril 2003	
Plus les frais de transaction	50 000
Prix d'achat ajusté	16 650 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	10 710 000
Financement par emprunt	5 940 000
	16 650 000

Le 9 avril 2003, Trinidad a fait l'acquisition de certaines immobilisations de Saturn.

3 Fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance

Les fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance s'établissent comme suit pour la période de neuf mois terminée le 30 septembre 2003 et la période de douze mois terminée le 31 décembre 2002.

	30 septembre 2003 $	**31 décembre 2002 $**
Bénéfice net de la période	8 642 000	4 807 000
Ajouter (déduire) les éléments hors trésorerie		
Frais de restructuration de la Fiducie	-	819 000
Impôts sur les bénéfices futurs liés à la restructuration	-	(325 000)
Amortissement	7 850 000	6 674 000
Impôts sur les bénéfices futurs	2 917 000	2 605 000
(Gain) perte à la cession d'actifs	(25 000)	(295 000)
Fonds provenant de l'exploitation avant les frais de restructuration de la Fiducie	19 384 000	14 285 000

Trinidad utilise les fonds provenant de l'exploitation pour financer les distributions aux porteurs de parts, les dépenses en immobilisations liées à la croissance et le remboursement de la dette.

Les lecteurs sont priés de noter que les fonds disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance n'ont pas de signification normalisée en vertu des PCGR; cependant, Trinidad calcule les fonds provenant de l'exploitation disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance de la même manière pour chaque période considérée.

4 Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été calculé en fonction du nombre de parts et d'options sur actions de Trinidad et en cours au 30 septembre 2003 et au 31 décembre 2002, auquel sont ajoutés les parts supplémentaires émises dans le cadre de l'acquisition de Saturn, de Bear et d'Arrow.

Pour la préparation des états financiers pro forma, le nombre de parts en circulation a été établi comme suit :

	30 septembre 2003 $	**31 décembre 2002 $**
Nombre de parts en circulation, résultat de base, Trinidad	10 712 159	10 189 113
Parts émises dans le cadre de l'acquisition de Saturn	4 615 385	4 615 385
Parts émises dans le cadre de l'acquisition de Bear au moyen du placement privé	7 222 222	7 222 222
Parts émises dans le cadre de l'acquisition d'Arrow	3 846 154	3 846 154
Nombre de parts en circulation, résultat pro forma de base	26 395 920	25 872 874

Il n'est pas tenu compte, dans le nombre moyen pondéré pro forma de parts en circulation, de l'émission des parts en vertu du prospectus du 12 novembre 2003. Le produit en découlant servira à l'usage général de l'entreprise, notamment à l'avancement de son programme d'investissement continu de Trinidad au moyen de la construction et de l'acquisition futures de deux installations de forage télescopiques de 3 500 mètres.

5 Actions échangeables pro forma

Trinidad émettra 1 730 769 actions échangeables à titre de contrepartie partielle pour l'acquisition d'Arrow. Il est possible de convertir les actions échangeables (au gré du porteur) en tout temps en parts. Les actions échangeables seront une nouvelle série d'actions échangeables non inscrites à la cote et ayant un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables peuvent être converties en parts en tout temps jusqu'à cinq ans après l'émission, en fonction du ratio d'échange qui sera ajusté chaque fois que Trinidad verse une distribution à ses porteurs de parts. Les actions échangeables ne sont pas admissibles à des distributions. Arrow peut, jusqu'à cinq jours ouvrables précédant la date de clôture, augmenter de 4,5 millions de dollars la contrepartie pour les actions échangeables et diminuer d'un montant correspondant la contrepartie en espèces.

	30 septembre 2003 $	**31 décembre 2002 $**
Actions échangeables	1 730 769	1 730 769

6 Résultat pro forma par part

Le résultat pro forma par part s'établit comme suit :

	30 septembre 2003 $	31 décembre 2002 $
Résultat de base [1)]	0,31	0,17
Résultat de base [2)]	0,30	0,17

1) Le calcul du résultat de base par part est fondé sur le nombre moyen pondéré pro forma de parts en circulation au 30 septembre 2003, soit 28 126 689 (27 603 643 parts en 2002), qui comprend les actions échangeables pro forma.

2) Le nombre de parts utilisé pour le calcul du résultat dilué comprend 565 532 parts supplémentaires au 30 septembre 2003 (21 101 en 2002) pour tenir compte de l'effet dilutif des droits et des options des salariés et des administrateurs et des options, selon la méthode du rachat de parts.

ÉTATS FINANCIERS D'ARROW DRILLING INC.

1. États financiers non vérifiés d'Arrow au 31 décembre 2003 et au 30 juin 2003 et pour les périodes de six mois terminées les 31 décembre 2003 et 2002

2. États financiers vérifiés d'Arrow au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001

États financiers

Arrow Drilling Inc.

Non vérifié

31 décembre 2003

Arrow Drilling Inc.

BILANS

Aux — Non vérifié

	31 décembre 2003 $	30 juin 2003 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**1 850 572**	3 741 120
Débiteurs *[note 9]*	**3 458 261**	2 681 469
Travaux en cours	**610 845**	176 336
Montant à recevoir d'une société affiliée *[note 8]*	**250 000**	—
Charges payées d'avance	**17 539**	171 884
	6 187 217	6 770 809
Appareils de forage et équipement ***[note 3]***	**9 502 386**	9 740 234
	15 689 603	16 511 043
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**2 107 307**	2 242 332
Réserve pour entretien important	**273 491**	—
Impôts sur les bénéfices à payer	**1 286 865**	13 694
Prime des actionnaires gestionnaires comptabilisée d'avance	—	4 000 000
	3 667 663	6 256 026
Impôts sur les bénéfices futurs ***[note 6]***	**1 783 118**	1 807 794
Engagements ***[note 10]***		
Capitaux propres		
Capital social *[note 5]*	**5 636 500**	5 836 500
Bénéfices non répartis	**4 602 322**	2 610 723
	10 238 822	8 447 223
	15 689 603	16 511 043

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Six mois terminés les 31 décembre		Non vérifié
	2003	**2002**
	$	$
Produits d'exploitation		
Droits de forage	**9 857 867**	5 699 034
Divers	**4 513 518**	2 776 760
	14 371 385	8 475 794
Coût d'exploitation		
Exploitation des appareils de forage	**5 979 817**	4 005 625
Divers	**3 765 632**	2 346 086
	9 745 449	6 351 711
Marge brute	**4 625 936**	2 124 083
Charges (produits)		
Charges administratives *[note 8]*	**700 182**	521 204
Amortissement	**696 943**	658 315
Intérêt	**(1 852)**	(37 081)
Perte (gain) à la vente d'actifs	**(17 852)**	2 556
	1 377 421	1 144 994
Bénéfice avant la charge d'impôts	**3 248 515**	979 089
Charge d'impôts *[note 6]*		
Exigible	**1 281 592**	402 245
Future	**(24 676)**	(20 186)
	1 256 916	382 059
Bénéfice net de la période	**1 991 599**	597 030
Bénéfices non répartis au début de la période	**2 610 723**	2 347 580
Modification de la méthode de comptabilisation des impôts sur les bénéfices *[note 2]*	**—**	289 630
Bénéfices non répartis à la fin de la période	**4 602 322**	3 234 240

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Six mois terminés les 31 décembre — Non vérifié

	2003 $	2002 $
Activités d'exploitation		
Bénéfice net de l'exercice	**1 991 599**	597 030
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**696 943**	658 315
Perte (gain) à la vente d'actifs	**(17 852)**	2 556
Impôts sur les bénéfices futurs	**(24 676)**	(20 186)
Flux de trésorerie liés à l'exploitation	**2 646 014**	1 237 715
Variation nette du fonds de roulement hors caisse *[note 7]*	**(3 729 353)**	(7 342 121)
Flux de trésorerie liés aux activités d'exploitation	**(1 083 339)**	(6 104 406)
Activités d'investissement		
Produit de la vente d'équipement	**8 000**	13 000
Acquisition d'équipement	**(470 709)**	(438 994)
Variation nette du fonds de roulement hors caisse *[note 7]*	**(144 500)**	—
Flux de trésorerie liés aux activités d'investissement	**(607 209)**	(425 994)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**2 400 000**	3 500 000
Rachat d'actions privilégiées de catégorie D	**(2 600 000)**	(1 500 000)
Flux de trésorerie liés aux activités de financement	**(200 000)**	2 000 000
Diminution de l'encaisse	**(1 890 548)**	(4 530 400)
Encaisse et dépôts à court terme au début de la période	**3 741 120**	4 719 258
Encaisse et dépôts à court terme à la fin de la période	**1 850 572**	188 858

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous. Ces conventions comptables sont les mêmes que celles qui sont exposées dans les états financiers vérifiés au 30 juin 2003.

Produits d'exploitation

Les produits d'exploitation sont constatés selon un pourcentage des travaux achevés (établi selon le nombre d'heures de forage restantes pour libérer les unités) qui constituent les travaux en cours à la fin de l'exercice.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 31 décembre 2003, n'est composé d'aucun dépôt à court terme (2 583 350 $ dont les dates d'échéance s'échelonnent du 1er août 2003 au 1er octobre 2003, assortis d'un taux d'intérêt de 3,05 %, au 30 juin 2003)

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers et les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels peuvent être différents de ces estimations.

2. MODIFICATION DE CONVENTION COMPTABLE

Impôts sur les bénéfices

En date du 1er juillet 2002, la société a adopté la méthode du passif fiscal à l'égard des impôts sur les bénéfices, comme le recommande l'Institut Canadien des Comptables Agréés. En vertu de la méthode du passif fiscal, la société comptabilise les impôts sur les bénéfices futurs en tenant compte de l'incidence de tout écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif comptabilisé selon les taux d'imposition et les lois pratiquement en vigueur qui seront en vigueur lorsque les écarts sont censés se résorber. Par conséquent, au 1er juillet 2002, la société a enregistré un rajustement de 289 630 $ à l'égard des bénéfices non répartis et des impôts sur les bénéfices futurs, autrefois le passif d'impôts reportés.

Avant le 1er juillet 2002, la société suivait la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices était établie en fonction des résultats présentés dans les comptes. Selon cette méthode, une provision était constituée pour la totalité des impôts reportés découlant des écarts temporaires entre le bénéfice comptable et le bénéfice imposable.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	31 décembre 2003		
	Coût **$**	**Amortissement cumulé** **$**	**Valeur comptable nette** **$**
Appareils de forage et équipement	**17 260 513**	**7 828 501**	**9 432 012**
Véhicules	**175 715**	**135 999**	**39 716**
Matériel informatique	**88 247**	**57 591**	**30 656**
Matériel de bureau	**26 324**	**26 323**	**1**
Améliorations locatives	**6 540**	**6 539**	**1**
	17 557 339	**8 054 953**	**9 502 386**

	30 juin 2003		
	Coût **$**	**Amortissement cumulé** **$**	**Valeur comptable nette** **$**
Appareils de forage et équipement	16 840 202	7 147 341	9 692 861
Véhicules	160 715	141 878	18 837
Matériel informatique	75 849	47 315	28 534
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	17 109 630	7 369 396	9 740 234

4. LIGNE DE CRÉDIT DISPONIBLE

La société avait une ligne de crédit d'exploitation à vue de 0 $ au 31 décembre 2003 (1 000 000 $ au 30 juin 2003). Au 31 décembre 2003 et au 30 juin 2003, aucun montant n'avait été prélevé. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société devait respecter certaines clauses restrictives à caractère financier et non financier.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

5. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote; valeur nominale de 100 $
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur; valeur nominale de 1 $
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société; valeur nominale de 1 $

Émis

	31 décembre 2003		30 juin 2003	
	Nombre	$	Nombre	$
Actions ordinaires de catégorie A	**9 600**	**960 000**	9 600	960 000
Actions ordinaires de catégorie B	**425**	**42 500**	425	42 500
Actions privilégiées de catégorie D	**4 634 000**	**4 634 000**	4 834 000	4 834 000
Total	**4 644 025**	**5 636 500**	4 844 025	5 836 500

Au cours de la période de six mois terminée le 31 décembre 2003, la société a racheté 2 600 000 actions de catégorie D au coût de 2 600 000 $ et émis 2 400 000 actions de catégorie D pour un produit de 2 400 000 $.

Au cours de la période de l'exercice terminé le 30 juin 2003, la société a racheté 1 500 000 actions de catégorie D au coût de 1 500 000 $ et émis 3 500 000 actions de catégorie D pour un produit de 3 500 000 $.

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours de la période de six mois terminée le 31 décembre 2003 et de l'exercice terminé le 30 juin 2003, aucun dividende n'a été déclaré.

6. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2003 $	2002 $
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 38,4 % (39,46 % en 2002)	**1 247 430**	386 349
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**5 470**	11 476
Divers	**4 016**	(15 766)
Charge d'impôts	**1 256 916**	382 059

Les passifs d'impôts futurs comprennent l'incidence fiscale des écarts temporaires suivants :

	31 décembre 2003 $	30 juin 2003 $
Actifs d'impôts futurs		
Immobilisations admissibles cumulées	**(2 374)**	(2 177)
Économie liée aux pertes reportées en avant	**—**	(1 466)
Passifs d'impôts futurs		
Immobilisations	**1 785 492**	1 811 437
Passifs d'impôts futurs, montant net	**1 783 118**	1 807 794

7. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	2002 $
Débiteurs	**(776 793)**	(1 295 387)
Travaux en cours	**(434 509)**	(450 615)
Montant à recevoir d'une société affiliée	**(250 000)**	—
Charges payées d'avance	**449 303**	122 580
Créditeurs et charges à payer	**(135 025)**	185 507
Impôts sur les bénéfices à recouvrer / à payer	**1 273 171**	455 794
Prime des gestionnaires actionnaires comptabilisée d'avance	**(4 000 000)**	(6 360 000)

	(3 873 853)	(7 342 121)

Ces variations étaient liées aux activités suivantes :

	2003 $	2002 $
Activités d'exploitation	**(3 729 353)**	(7 342 121)
Activités d'investissement	**(144 500)**	—
	(3 873 853)	(7 342 121)

Les impôts sur les bénéfices payés au cours de la période de six mois se sont établis à 8 420 $ (remboursement de 55 095 $ en 2002) et les intérêts versés au cours de l'exercice, à 2 276 $ (remboursement de 552 $ en 2002).

8. OPÉRATIONS ENTRE APPARENTÉS

Au cours de la période de six mois terminée le 31 décembre 2003, la société mère, Atlas Concrete Inc. («Atlas»), a imputé des honoraires de gestion de 75 000 $ (75 000 $ en 2002) à la société pour la prestation de services administratifs effectués en son nom. La société a également versé 902 $ (1 575 $ en 2002) au titre de dépenses de location de matériel à une société contrôlée par Atlas.

Ces frais ont été engagés dans le cadre des activités d'exploitation normales et ont été comptabilisés à leur juste valeur.

Le solde du montant à recevoir d'une société affiliée est lié à un billet en date du 15 décembre 2003 entre la société et Atlas, qui porte intérêt au taux préférentiel.

9. INSTRUMENTS FINANCIERS

a) Risque de crédit

La totalité des débiteurs au 31 décembre 2003 est représentée par cinq clients (98 % étaient représentés par cinq clients au 30 juin 2003).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit.

La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, le montant à recevoir d'une société affiliée, les créditeurs et les charges à payer, et les impôts sur les bénéfices à payer. La valeur comptable de ces instruments se rapproche de leur juste valeur.

10. ENGAGEMENTS

Le paiement minimal à verser en vertu d'un contrat de location à long terme de locaux à bureau, qui expire le 31 octobre 2004, est de 39 176 $.

États financiers

Arrow Drilling Inc.

30 juin 2003

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de
Arrow Drilling Inc.

Nous avons vérifié les bilans d'**Arrow Drilling Inc.** aux 30 juin 2003 et 2002 et les états des résultats et des bénéfices non répartis ainsi que des flux de trésorerie des trois exercices terminés les 30 juin 2003, 2002 et 2001. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 30 juin 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les trois exercices terminés les 30 juin 2003, 2002 et 2001 selon les principes comptables généralement reconnus du Canada.

Calgary, Canada
Le 25 juillet 2003

Comptables agréés

Arrow Drilling Inc.

BILANS

Aux 30 juin

	2003 $	2002 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**3 741 120**	4 719 258
Débiteurs *[note 9]*	**2 681 469**	1 582 804
Travaux en cours	**176 336**	84 105
Charges payées d'avance	**171 884**	143 500
Impôts sur les bénéfices à recouvrer	**—**	58 126
	6 770 809	6 587 793
Appareils de forage et équipement *[note 3]*	**9 740 234**	9 767 777
	16 511 043	16 355 570
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**2 242 332**	1 724 576
Impôts sur les bénéfices à payer	**13 694**	—
Prime des gestionnaires actionnaires comptabilisée d'avance	**4 000 000**	6 360 000
	6 256 026	8 084 576
Impôts sur les bénéfices futurs *[note 6]*	**1 807 794**	2 086 914
Engagements *[note 10]*		
Capitaux propres		
Capital social *[note 5]*	**5 836 500**	3 836 500
Bénéfices non répartis	**2 610 723**	2 347 580
Total des capitaux propres	**8 447 223**	6 184 080
	16 511 043	16 355 570

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Exercices terminés les 30 juin

	2003 $	2002 $
Produits d'exploitation		
Droits de forage	**15 244 111**	17 014 892
Divers	**6 946 363**	8 101 764
	22 190 474	25 116 656
Coût d'exploitation		
Exploitation des appareils de forage	**10 198 358**	10 080 585
Divers	**5 494 081**	6 184 477
	15 692 439	16 265 062
Marge brute	**6 498 035**	8 851 594
Charges (produits)		
Charges administratives *[note 8]*	**1 229 264**	1 296 319
Amortissement	**1 323 034**	1 250 522
Intérêt	**(52 413)**	(93 834)
Gain net à la vente d'actifs	**(4 143)**	(16 234)
	2 495 742	2 436 773
Bénéfice avant la prime des gestionnaires actionnaires	**4 002 293**	6 414 821
Prime des gestionnaires actionnaires	**4 000 000**	6 360 000
Bénéfice avant la charge d'impôts	**2 293**	54 821
Charge d'impôts *[note 6]*		
Exigible	**18 270**	15 000
Future	**10 510**	60 510
	28 780	75 510
Perte nette de l'exercice	**(26 487)**	(20 689)
Bénéfices non répartis au début de l'exercice	**2 347 580**	2 368 269
Modification de la méthode de comptabilisation des impôts sur les bénéfices *[note 2]*	**289 630**	—
Bénéfices non répartis à la fin de l'exercice	**2 610 723**	2 347 580

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 30 juin

	2003 $	**2002** $
Activités d'exploitation		
Perte nette de l'exercice	**(26 487)**	(20 689)
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**1 323 034**	1 250 522
(Gain) à la vente d'actifs	**(4 143)**	(16 234)
Impôts sur les bénéfices futurs	**10 510**	60 510
Flux de trésorerie liés à l'exploitation	**1 302 914**	1 274 109
Variation nette du fonds de roulement hors caisse *[note 7]*	**(2 552 237)**	1 415 027
Flux de trésorerie liés aux activités d'exploitation	**(1 249 323)**	2 689 136
Activités d'investissement		
Produit de la vente d'équipement	**71 500**	16 236
Acquisition d'équipement	**(1 362 848)**	(1 439 543)
Variation nette du fonds de roulement hors caisse *[note 7]*	**(437 467)**	68 860
Flux de trésorerie liés aux activités d'investissement	**(1 728 815)**	(1 354 447)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**3 500 000**	3 750 000
Rachat d'actions privilégiées de catégorie D	**(1 500 000)**	(3 750 000)
Produit de l'émission des actions ordinaires de catégorie B	**—**	8 500
Flux de trésorerie liés aux activités de financement	**2 000 000**	8 500
Augmentation (diminution) de l'encaisse	**(978 138)**	1 343 189
Encaisse et dépôts à court terme au début de l'exercice	**4 719 258**	3 376 069
Encaisse et dépôts à court terme à la fin de l'exercice	**3 741 120**	4 719 258

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous.

Produits d'exploitation

Les produits d'exploitation sont constatés selon un pourcentage des travaux achevés (établi selon le nombre d'heures de forage restantes pour libérer les unités) qui constituent les travaux en cours à la fin de l'exercice.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 30 juin 2003, est composé de dépôts à court terme de 2 583 350 $ dont les dates d'échéance s'échelonnent du 1er août 2003 au 1er octobre 2003 et dont le taux d'intérêt est de 3,05 % (4 231 957 $, assortis de taux d'intérêt variant de 2,20 % à 2,50 % en 2002).

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers consolidés et les montants déclarés des produits et des charges au cours de l'exercice visé. Les résultats réels peuvent être différents de ces estimations.

2. MODIFICATION DE CONVENTION COMPTABLE

Impôts sur les bénéfices

En date du 1er juillet 2002, la société a adopté rétroactivement, sans retraitement, la méthode du passif fiscal à l'égard des impôts sur les bénéfices, comme le recommande l'Institut Canadien des Comptables Agréés. En vertu de la méthode du passif fiscal, la société comptabilise les impôts sur les bénéfices futurs en tenant compte de l'incidence de tout écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif comptabilisé selon les taux d'imposition et les lois pratiquement en vigueur qui seront en vigueur lorsque les écarts sont censés se résorber. Par conséquent, au 1er juillet 2002, la société a enregistré un rajustement de 289 630 $ à l'égard des bénéfices non répartis et des impôts sur les bénéfices futurs, autrefois le passif d'impôts reportés.

Avant le 1er juillet 2002, la société suivait la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices était établie en fonction des résultats présentés dans les comptes. Selon cette méthode, une provision était constituée pour la totalité des impôts reportés découlant des écarts temporaires entre le bénéfice comptable et le bénéfice imposable.

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2003		
	Coût $	**Amortissement cumulé** $	**Valeur comptable nette** $
Appareils de forage et équipement	**16 840 202**	**7 147 341**	**9 692 861**
Véhicules	**160 715**	**141 878**	**18 837**
Matériel informatique	**75 849**	**47 315**	**28 534**
Matériel de bureau	**26 324**	**26 323**	**1**
Améliorations locatives	**6 540**	**6 539**	**1**
	17 109 630	**7 369 396**	**9 740 234**

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

	2002		
	Coût $	Amortissement cumulé $	Valeur comptable nette $
Appareils de forage et équipement	15 633 297	5 979 826	9 653 471
Véhicules	182 172	114 249	67 923
Matériel informatique	83 016	36 635	46 381
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	15 931 349	6 163 572	9 767 777

4. LIGNE DE CRÉDIT DISPONIBLE

La société a une ligne de crédit d'exploitation à vue de 1 000 000 $ (1 500 000 $ en 2002) portant intérêt au taux préférentiel. Aux 30 juin 2003 et 2002, aucun montant n'avait été prélevé sur cette ligne de crédit. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société doit respecter certaines clauses restrictives à caractère financier et non financier.

5. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote; valeur nominale de 100 $
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur; valeur nominale de 1 $
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société; valeur nominale de 1 $

Émis

	2003		2002	
	Nombre	**$**	**Nombre**	**$**
Actions ordinaires de catégorie A	**9 600**	**960 000**	9 600	960 000
Actions ordinaires de catégorie B	**425**	**42 500**	425	42 500
Actions privilégiées de catégorie D	**4 834 000**	**4 834 000**	2 834 000	2 834 000
Total	**4 844 025**	**5 836 500**	2 844 025	3 836 500

Au cours de l'exercice terminé le 30 juin 2003, la société a racheté 1 500 000 actions de catégorie D au coût de 1 500 000 $ et émis 3 500 000 actions de catégorie D pour un produit de 3 500 000 $.

Au cours de l'exercice terminé le 30 juin 2002, la société avait racheté 3 750 000 actions de catégorie D au coût de 3 750 000 $ et émis 3 750 000 actions de catégorie D pour un produit de 3 750 000 $. En outre, au cours de l'exercice terminé le 30 juin 2002, la société avait émis 85 actions ordinaires de catégorie B pour un produit de 8 500 $.

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours des exercices terminés les 30 juin 2003 et 2002, aucun dividende n'a été déclaré.

6. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2003	**2002**
	$	$
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 39,46 % (42,28 % en 2002)	**905**	23 178
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**25 337**	36 679
Divers	**2 538**	15 653
Charge d'impôts	**28 780**	75 510

Les passifs d'impôts futurs, au 30 juin 2003, comprennent l'incidence fiscale des écarts temporaires suivants :

	2003 $	2002 $
Actifs d'impôts futurs		
Immobilisations admissibles cumulées	**(2 177)**	—
Économie liée aux pertes reportées en avant	**(1 466)**	—
Passifs d'impôts futurs		
Immobilisations	**1 811 437**	2 086 914
Passifs d'impôts futurs, montant net	**1 807 794**	2 086 914

7. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	2002 $
Débiteurs	**(1 098 665)**	2 451618
Travaux en cours	**(92 231)**	(8 321)
Charges payées d'avance	**(28 384)**	(59 947)
Créditeurs et charges à payer	**517 756**	(514 658)
Impôts sur les bénéfices à recouvrer / à payer	**71 820**	(144 805)
Prime des gestionnaires actionnaires comptabilisée d'avance	**(2 360 000)**	(240 000)
	(2 989 704)	1 483 887

Ces variations étaient liées aux activités suivantes :

	2003 $	2002 $
Activités d'exploitation	**(2 552 237)**	1 415 027
Activités d'investissement	**(437 467)**	68 860
	(2 989 704)	1 483 887

Les impôts sur les bénéfices payés au cours de l'exercice se sont établis à 2 353 $ (86 680 $ en 2002) et les intérêts versés au cours de l'exercice, à 1 855 $ (néant en 2002).

8. OPÉRATIONS ENTRE APPARENTÉS

Au cours de l'exercice, la société mère, Atlas Concrete Inc. («Atlas»), a imputé des honoraires de gestion de 150 000 $ (150 000 $ en 2002) à la société pour la prestation de services administratifs effectués en son nom. La société a également versé 29 774 $ (13 191 $ en 2002) au titre de dépenses de location de matériel à une société contrôlée par Atlas.

Ces frais ont été engagés dans le cadre des activités d'exploitation normales et ont été comptabilisés à leur juste valeur.

9. INSTRUMENTS FINANCIERS

a) Risque de crédit

Environ 98 % des débiteurs au 30 juin 2003 étaient représentés par cinq clients (97 % des débiteurs étaient représentés par trois clients en 2002).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, les créditeurs, les impôts sur les bénéfices à payer / à recouvrer, et la prime des gestionnaires actionnaires comptabilisée d'avance. La valeur comptable de ces instruments se rapproche de leur juste valeur.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

10. ENGAGEMENTS

Les paiements minimaux à verser en vertu d'un contrat de location à long terme de locaux à bureau sont comme suit :

	$
2004	47 012
2005	39 176
	86 188

11. FAIT POSTÉRIEUR À LA DATE DU BILAN

Après le 30 juin 2003, la société a adopté une résolution prévoyant le rachat de 1,1 million d'actions privilégiées de catégorie D à 1 $ l'action.

États financiers

Arrow Drilling Inc.

30 juin 2002

Arrow Drilling Inc.

BILANS

Aux 30 juin

	2002 $	2001 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**4 719 258**	3 376 069
Débiteurs	**1 582 804**	4 034 422
Travaux en cours	**84 105**	75 784
Charges payées d'avance	**143 500**	83 553
Impôts sur les bénéfices à recouvrer	**58 126**	—
Total de l'actif à court terme	**6 587 793**	7 569 828
Appareils de forage et équipement *[note 2]*	**9 767 777**	9 578 758
	16 355 570	17 148 586
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**1 724 576**	2 239 234
Impôts sur les bénéfices à payer	—	86 679
Prime des gestionnaires actionnaires comptabilisée d'avance	**6 360 000**	6 600 000
Total des passifs à court terme	**8 084 576**	8 925 913
Impôts sur les bénéfices reportés	**2 086 914**	2 026 404
Engagements *[note 9]*		
Capitaux propres		
Capital social *[note 4]*	**3 836 500**	3 828 000
Bénéfices non répartis	**2 347 580**	2 368 269
Total des capitaux propres	**6 184 080**	6 196 269
	16 355 570	17 148 586

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Exercices terminés les 30 juin

	2002 $	**2001** $
Produits d'exploitation		
Droits de forage	**17 014 892**	18 487 892
Divers	**8 101 764**	7 840 259
	25 116 656	26 328 151
Coût d'exploitation		
Exploitation des appareils de forage	**10 080 585**	10 894 875
Divers	**6 184 477**	6 189 252
	16 265 062	17 084 127
Marge brute	**8 851 594**	9 244 024
Charges (produits)		
Charges administratives *[note 7]*	**1 296 319**	1 277 008
Amortissement	**1 250 522**	1 112 640
Intérêt	**(93 834)**	(127 573)
Gain net à la vente d'actifs	**(16 234)**	(15 788)
	2 436 773	2 246 287
Bénéfice avant la prime des gestionnaires actionnaires	**6 414 821**	6 997 737
Prime des gestionnaires actionnaires	**6 360 000**	6 600 000
Bénéfice avant la charge d'impôts	**54 821**	397 737
Charge d'impôts *[note 5]*		
Exigible	**15 000**	81 313
Reportée	**60 510**	106 696
	75 510	188 009
(Perte nette) bénéfice net de l'exercice	**(20 689)**	209 728
Bénéfices non répartis au début de l'exercice	**2 368 269**	2 419 791
Dividendes déclarés sur les actions ordinaires de catégorie A	—	(261 250)
Bénéfices non répartis à la fin de l'exercice	**2 347 580**	2 368 269

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 30 juin

	2002 $	2001 $
Activités d'exploitation		
(Perte nette) bénéfice net de l'exercice	**(20 689)**	209 728
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**1 250 522**	1 112 640
Gain à la vente d'actifs	**(16 234)**	(15 788)
Impôts sur les bénéfices reportés	**60 510**	106 696
Flux de trésorerie liés à l'exploitation	**1 274 109**	1 413 276
Variation nette du fonds de roulement hors caisse *[note 6]*	**1 415 027**	682 175
Flux de trésorerie liés aux activités d'exploitation	**2 689 136**	2 095 451
Activités d'investissement		
Produit de la vente d'équipement	**16 236**	193 465
Acquisition d'équipement	**(1 370 683)**	(1 675 125)
Vente de placement	—	261 250
Flux de trésorerie liés aux activités d'investissement	**(1 354 447)**	(1 220 410)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**3 750 000**	2 100 000
Rachat d'actions privilégiées de catégorie D	**(3 750 000)**	(2 250 000)
Dividendes déclarés sur les actions ordinaires de catégorie A	—	(261 250)
Produit de l'émission des actions ordinaires de catégorie B	**8 500**	34 000
Flux de trésorerie liés aux activités de financement	**8 500**	(377 250)
Augmentation de l'encaisse	**1 343 189**	497 791
Encaisse et dépôts à court terme au début de l'exercice	**3 376 069**	2 878 278
Encaisse et dépôts à court terme à la fin de l'exercice	**4 719 258**	3 376 069

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. Étant donné que la détermination de nombreux actifs et passifs est fonction d'événements futurs, la préparation d'états financiers périodiques comprend nécessairement l'utilisation d'estimations et d'approximations. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous.

Produits d'exploitation

Les produits d'exploitation sont constatés selon un pourcentage des travaux achevés (établi selon le nombre d'heures de forage restantes pour libérer les unités) qui constituent les travaux en cours à la fin de l'exercice.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 30 juin, est composé de dépôts à court terme de 4 231 957 $ dont les dates d'échéance s'échelonnent du 3 juillet 2002 au 17 septembre 2002 et dont le taux d'intérêt varie de 2,20 % à 2,50 % (3 185 040 $, assortis de taux d'intérêt variant de 4,00 % à 4,25 % en 2001).

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

Impôts sur les bénéfices

La société suit la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices est établie en fonction des résultats présentés dans les comptes. Selon cette méthode, la société constitue une provision pour la totalité des impôts reportés étant donné qu'elle se prévaut d'allocations du coût en capital qui dépassent les montants prévus pour l'amortissement dans les comptes.

Régime d'options sur actions

La société possède un régime d'options sur actions qui est décrit à la note 4. Aucune charge de rémunération n'est constatée pour ce régime lorsque des options sur actions sont attribuées aux employés. Toute contrepartie versée par les employés à l'exercice des options sur actions ou à l'achat d'actions est créditée au capital social.

2. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2002		
	Coût $	**Amortissement cumulé** $	**Valeur comptable nette** $
Appareils de forage et équipement	**15 633 297**	**5 979 826**	**9 653 471**
Véhicules	**182 172**	**114 249**	**67 923**
Matériel informatique	**83 016**	**36 635**	**46 381**
Matériel de bureau	**26 324**	**26 323**	**1**
Améliorations locatives	**6 540**	**6 539**	**1**
	15 931 349	**6 163 572**	**9 767 777**

	2001		
	Coût $	**Amortissement cumulé** $	**Valeur comptable nette** $
Appareils de forage et équipement	14 598 043	5 118 582	9 479 461
Véhicules	167 035	110 842	56 193
Matériel informatique	81 575	38 473	43 102
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	14 879 517	5 300 759	9 578 758

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

3. LIGNE DE CRÉDIT DISPONIBLE

La société a une ligne de crédit d'exploitation à vue de 1 500 000 $ portant intérêt au taux préférentiel. Aux 30 juin 2002 et 2001, aucun montant n'avait été prélevé sur cette ligne de crédit. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société doit respecter certaines clauses restrictives à caractère financier et non financier.

4. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société

Émis

	2002		2001	
	Nombre	**$**	**Nombre**	**$**
Catégorie A	**9 600**	**960 000**	9 600	960 000
Catégorie B	**425**	**42 500**	340	34 000
Catégorie D	**2 834 000**	**2 834 000**	2 834 000	2 834 000
Total	**2 844 025**	**3 836 500**	2 843 940	3 828 000

Au cours de l'exercice terminé le 30 juin 2002, la société a racheté 3 750 000 actions de catégorie D au coût de 3 750 000 $ et émis 3 750 000 actions de catégorie D pour un produit de 3 750 000 $. En outre, au cours de l'exercice terminé le 30 juin 2002, la société a émis 85 actions ordinaires de catégorie B pour un produit de 8 500 $.

Au cours de l'exercice terminé le 30 juin 2001, la société avait racheté 2 250 000 actions de catégorie D au coût de 2 250 000 $ et émis 2 100 000 actions de catégorie D pour un produit de 2 100 000 $. En outre, au cours de l'exercice terminé le 30 juin 2001, la société avait émis 340 actions ordinaires de catégorie B pour un produit de 34 000 $.

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours de l'exercice terminé le 30 juin 2002, aucun dividende n'a été déclaré.

Options sur actions

La société a un régime d'options sur actions à l'intention de la haute direction. Selon les modalités du régime, les détenteurs d'options peuvent acheter des actions au prix de 100 $ l'action pendant une période de cinq ans à compter de la date à laquelle les options sont acquises.

Aucune option n'était en cours pendant l'exercice terminé le 30 juin 2002.

5. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2002 $	2001 $
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 42,28 % (43,62 % en 2001)	**23 178**	173 493
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**36 679**	14 167
Gain en capital à la vente d'actifs	**—**	70 072
Divers	**15 653**	(69 723)
Charge d'impôts	**75 510**	188 009

6. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2002 $	2001 $
Débiteurs	**2 451 618**	(1 998 851)
Travaux en cours	**(8 321)**	(22 146)
Charges payées d'avance	**(59 947)**	(41 884)
Créditeurs et charges à payer	**(514 658)**	210 460
Impôts sur les bénéfices à recouvrer / à payer	**(144 805)**	65 925
Prime des gestionnaires actionnaires comptabilisée d'avance	**(240 000)**	2 589 046
	1 483 887	802 550

Ces variations étaient liées aux activités suivantes :

	2002 $	2001 $
Activités d'exploitation	**1 415 027**	682 175
Activités d'investissement	**68 860**	120 375
	1 483 887	802 550

Les impôts sur les bénéfices payés au cours de l'exercice se sont établis à 86 680 $ (52 614 $ en 2001).

7. OPÉRATIONS ENTRE APPARENTÉS

Au cours de l'exercice, la société mère a imputé des honoraires de gestion de 150 000 $ (150 000 $ en 2001) à la société pour la prestation de services administratifs effectués en son nom.

8. INSTRUMENTS FINANCIERS

a) Risque de crédit

Environ 97 % des débiteurs au 30 juin 2002 étaient représentés par trois clients (99 %, en 2001).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, les créditeurs, et la prime des gestionnaires actionnaires comptabilisée d'avance. La valeur comptable de ces instruments se rapproche de leur juste valeur.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

9. ENGAGEMENTS

Les paiements minimaux à verser en vertu d'un contrat de location à long terme de locaux à bureau sont comme suit :

	$
2003	39 947
2004	39 947
2005	13 316
	93 210

ÉTATS FINANCIERS DE BEAR DRILLING LTD.

1. États financiers de Bear Drilling Ltd. au 30 avril 2003

Bear Drilling Ltd.

États financiers
30 avril 2003

Index des états financiers

BEAR DRILLING LTD.
30 avril 2003

numéro de page

Le 10 juillet 2003

Edmonton (Alberta)

Rapport des vérificateurs

Aux actionnaires de Bear Drilling Ltd.

Nous avons vérifié les bilans **de Bear Drilling Ltd.** aux 30 avril 2003, 2002 et 2001 et les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 30 avril 2003, 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

KINGSTON ROSS PASNAK LLP
Comptables agréés

BEAR DRILLING LTD.
Résultats et bénéfices non répartis
Exercice terminé le 30 avril 2003

	2003	Chiffres ajustés (note 2 2002	Chiffres ajustés (note 2 2001
PRODUITS	**18 600 645 $**	**18 317 805 $**	**13 751 209 $**
CHARGES			
Charges d'exploitation	12 115 527	11 592 337	8 403 517
Amortissement	2 171 587	1 678 548	1 302 348
Frais généraux et frais d'administration	1 078 079	2 254 073	1 220 683
Intérêts sur la dette à long terme	573 904	599 937	481 583
Autres intérêts débiteurs	126 464	32 055	95 144
	16 065 561	16 156 950	11 503 275
BÉNÉFICE D'EXPLOITATION	2 535 084	2 160 855	2 247 934
AUTRES PRODUITS			
Gain à la cession de matériel	224 693	6 136	8 000
BÉNÉFICE AVANT IMPÔTS SUR LES BÉNÉFICES	2 759 777	2 166 991	2 255 934
IMPÔTS SUR LES BÉNÉFICES			
Impôts exigibles	91 764	17 468	14 167
Impôts futurs	836 289	707 629	981 906
	928 053	725 097	996 073
BÉNÉFICE NET	**1 831 724**	**1 441 894**	**1 259 861**
BÉNÉFICES NON RÉPARTIS, MONTANT DÉJÀ ÉTABLI	4 635 140	3 193 246	1 917 439
AJUSTEMENT LIÉ À L'EXERCICE PRÉCÉDENT (NOTE 2)	-	-	15 946
BÉNÉFICES NON RÉPARTIS À LA FIN DE L'EXERCICE	**6 466 864 $**	**4 635 140 $**	**3 193 246 $**

BEAR DRILLING LTD.
Bilan
30 avril 2003

	2003	Chiffres ajustés (note 2) 2002	Chiffres ajustés (note 2) 2001
ACTIF			
ACTIF À COURT TERME			
Encaisse	- $	- $	223 283 $
Comptes débiteurs	8 902 280	4 852 448	3 980 889
Montant à recevoir d'apparentés (note 3)	2 441	2 600	891
Charges payées d'avance	188 281	127 563	21 550
	9 093 002	4 982 611	4 226 613
IMMOBILISATIONS (note 4)	25 875 836	19 845 704	15 864 659
	34 968 838 $	**24 828 315 $**	**20 091 272 $**
PASSIF ET CAPITAUX PROPRES			
PASSIF À COURT TERME			
Dette bancaire (note 5)	2 709 375 $	358 012 $	- $
Comptes créditeurs et charges à payer (note 6)	3 358 222	1 718 541	2 541 687
Montant à payer à des apparentés (note 3)	974 652	1 849 521	1 211 323
Impôts sur les bénéfices à payer	13 320	5 908	11 614
Salaires à payer	216 250	510 000	156 000
Partie à court terme de la dette à long terme	55 422	53 795	2 061 962
Avances d'apparentés (note 7)	933 300	285 480	-
Emprunts bancaires (note 8)	13 422 253	2 876 242	-
Prêts d'actionnaires (note 9)	2 601 934	2 556 954	1 955 834
	24 284 728	10 214 453	7 938 420
DETTE À LONG TERME (note 10)	104 025	-	-
EMPRUNTS BANCAIRES (note 8)	-	6 701 791	6 390 303
IMPÔTS SUR LES BÉNÉFICES FUTURS	4 113 120	3 276 830	2 569 202
	28 501 873	20 193 074	16 897 925
CAPITAL-ACTIONS			
Autorisé (note 11)			
Émis :			
100 actions de catégorie A comportant droit de vote	100	100	100
1 action privilégiée de catégorie B, à dividendes non cumulatifs, comportant droit de vote, rachetable à 1 $	1	1	1
BÉNÉFICES NON RÉPARTIS	6 466 864	4 635 140	3 193 246
	6 466 965	4 635 241	3 193 347
	34 968 838 $	**24 828 315 $**	**20 091 272 $**

APPROUVÉ PAR LE CONSEIL,

« Allan Sawin », administrateur

« Adrian LaChance », administrateur

BEAR DRILLING INC.
Flux de trésorerie
30 avril 2003

	2003	2002	2001
ACTIVITÉS D'EXPLOITATION			
Encaissements de clients	14 549 539 $	17 441 888 $	12 143 018 $
Montants en espèces payés à des fournisseurs et à des employés	(12 863 231)	(13 783 371)	(6 619 698)
Intérêts créditeurs	1 433	2 648	625
Intérêts débiteurs	(700 368)	(631 992)	(576 727)
Impôts sur les bénéfices payés	(4 381)	(23 174)	(3 018)
	982 992	3 005 999	4 944 200
ACTIVITÉS D'INVESTISSEMENT			
Nouvelles immobilisations	(8 581 651)	(5 711 957)	(8 204 508)
Produit de la cession d'immobilisations	604 625	58 500	33 000
	(7 977 026)	(5 653 457)	(8 171 508)
ACTIVITÉS DE FINANCEMENT			
Avances d'apparentés	96 220	837 080	(585 186)
Produit des emprunts bancaires	7 059 447	3 613 263	5 500 000
Remboursements d'emprunts bancaires	(3 109 576)	(2 433 700)	(1 221 355)
Avances d'actionnaires	596 580	49 520	-
	4 642 671	2 066 163	3 693 459
AUGMENTATION (DIMINUTION) NETTE DE L'ENCAISSE	(2 351 363)	(581 295)	466 151
ENCAISSE (INSUFFISANCE DE TRÉSORERIE) AU DÉBUT DE L'EXERCICE	(358 012)	223 283	(242 868)
ENCAISSE (INSUFFISANCE DE TRÉSORERIE) À LA FIN DE L'EXERCICE	**(2 709 375) $**	**(358 012) $**	**223 283 $**

Note 1
Principales conventions comptables

Les principales conventions comptables observées dans la préparation des états financiers sont résumées plus bas. Ces conventions sont conformes aux principes comptables généralement reconnus du Canada.

Généralités
La société est constituée en vertu de la *Business Corporations Act* (Alberta) et exerce ses activités dans le domaine du forage et de l'entretien de puits de pétrole.

Immobilisations

Les immobilisations sont inscrites au coût. La société amortit ses immobilisations selon les méthodes et aux taux annuels suivants :

	Méthodes	Taux
Installations et matériel de forage	Méthode de l'amortissement linéaire	15 ans
Matériel de bureau et matériel roulant	Méthode de l'amortissement dégressif	20 %
Matériel automobile	Méthode de l'amortissement dégressif	30 %
Matériel informatique	Méthode de l'amortissement dégressif	30 %

Impôts sur les bénéfices futurs

La société utilise la méthode des impôts futurs pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, les passifs d'impôts et les actifs d'impôts futurs sont mesurés en fonction des écarts temporaires entre la valeur comptable des actifs et des passifs et leur valeur fiscale. La charge (économie) d'impôts futurs est calculée en fonction de la variation des actifs et des passifs d'impôts futurs durant l'exercice. L'incidence d'une modification des taux d'imposition et des lois fiscales est portée aux résultats dans la période au cours de laquelle la modification a lieu. Le solde des impôts sur les bénéfices futurs provient de la déduction pour amortissement réclamée à des fins fiscales en excédent de l'amortissement déduit du résultat comptable.

État des flux de trésorerie
La société présente ses flux de trésorerie selon la méthode directe.

Instruments financiers

Les instruments financiers de la société sont constitués des comptes débiteurs, de la dette bancaire, des comptes créditeurs, des montant à recevoir d'apparentés, des montants à payer à des apparentés, des prêts d'actionnaires et de la dette à long terme. À moins d'indication contraire, selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants liés à ces instruments financiers. Sauf indication contraire, la juste valeur de ces instruments financiers correspond approximativement à leur valeur comptable.

Incertitudes des mesures
La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif, les informations à fournir sur les éventualités à la date des états financiers et les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Note 2
Changement de conventions comptables

En 2003, la société a modifié de manière prospective le classement de son emprunt de capital à vue comme l'exige l'ICCA selon le CPN-122, « Classement dans le bilan des dettes remboursables à la demande du créancier et des dettes devant vraisemblablement être refinancées ». Selon cette nouvelle norme, le classement des dettes remboursables à la demande à titre de passif à court terme reflète le droit du créancier d'exiger le remboursement de la dette peu importe le calendrier de remboursement et le respect des clauses restrictives du contrat de prêt. Au 30 avril 2003, la société respectait les modalités de ses facilités de crédit.

Bien que l'emprunt bancaire à vue soit classé dans le bilan à titre de passif à court terme, puisqu'il est remboursable à vue, il est assujetti à des modalités de remboursement se prolongeant au-delà de l'exercice écoulé, comme il est mentionné dans la note 8. De plus, les montants à payer à des apparentés mentionnées dans la note 7 ont été retraités comme passif à court terme.

À compter du 1er mai 2002, la société a adopté la nouvelle recommandation de l'ICCA relativement à la comptabilisation des impôts sur les bénéfices au moyen de la méthode axée sur le bilan. La nouvelle méthode a été appliquée rétroactivement en retraitant les états financiers de 2002 et 2001. Pour 2002 et 2001, la société a suivi la méthode du report d'impôts fixe pour tenir compte de l'incidence fiscale sur les écarts temporaires entre le bénéfice imposable et le résultat inscrit dans les états financiers. La modification a été appliquée rétroactivement avec retraitement, ce qui a entraîné une augmentation cumulative de 15 946 $ du solde d'ouverture des bénéfices non répartis pour 2001, une hausse de 37 727 $ du bénéfice net pour 2001 et une diminution correspondante de 53 673 $ du passif, liée au passage de la méthode du report d'impôts fixe à la méthode axée sur le bilan. En 2002, le bénéfice net s'est accru de 191 371 $ avec une diminution correspondante du passif liée au passage de la méthode du report d'impôts fixe à la méthode axée sur le bilan.

Note 3
Montants à recevoir d'apparentés

Les montants compris dans les montants à recevoir d'apparentés surviennent dans le cours normal des activités. Ils sont assujettis aux mêmes modalités que d'autres créances de tiers.

Note 4
Immobilisations

					2003		2002		2001	
	Coût		Amortis-sement cumulé		Valeur comptable nette		Valeur comptable nette		Valeur comptable nette	
Installations et matériel de forage	33 043 363	$	7 188 025	$	25 855 338	$	19 827 253	$	15 846 460	$
Matériel de bureau et matériel roulant	15 235		7 573		7 662		6 320		5 136	
Matériel automobile	7 979		6 063		1 916		2 737		3 910	
Matériel informatique	27 537		16 617		10 920		9 394		9 153	
	33 094 114	**$**	**7 218 278**	**$**	**25 875 836**	**$**	**19 845 704**	**$**	**15 864 659**	**$**

L'amortissement de l'exercice écoulé s'est élevé à 2 171 587 $ (1 678 548 en 2002, 1 302 340 $ en 2001).

Note 5
Dette bancaire

	2003		2002		2001	
Compte courant, chèques libellés en excédent du solde bancaire	779 375	$	308 0152	$	-	$
Emprunt d'exploitation	1 930 000		50 000		-	
	2 709 375	**$**	**358 012**	**$**	**-**	**$**

L'emprunt d'exploitation est remboursable à vue et porte intérêt au taux préférentiel, majoré de 0,25 %. Il est garanti par un contrat de garantie générale assorti d'une charge fixe sur les installations de forage, d'une subordination de réclamation par des apparentés précis ainsi que d'une cession de l'assurance.

Note 6
Comptes créditeurs

Les comptes créditeurs comprennent la somme de 1 265 736 $ (1 926 $ en 2002) à payer à des fournisseurs qui ont enregistré un contrat de garantie générale grevant du matériel de fortage précis. Les paiements à date fixe réduiront ce solde à néant en décembre 2003, auquel moment la société sera en mesure de se libérer des charges grevant son actif.

Note 7
Avances d'un apparenté

	2003		2002		2001	
Avances d'un apparenté						
Embee Consulting Ltd., ne portant pas intérêt	**933 300**	**$**	**285 480**	**$**	**-**	**$**

Embee Consulting Ltd. est une société apparentée par l'entremise d'actionnaires communs. Les avances ne sont pas garanties, sont remboursables à vue et ne comportent aucune modalité de remboursement fixe.

Note 8
Emprunts bancaires

	2003		2002		2001	
Emprunt bancaire, émission n° 1, versements mensuels confondus de 80 100 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en mai 2005	1 452 886	$	2 313 988	$	3 126 849	$
Emprunt bancaire, émission n° 2, versements mensuels confondus de 110 900 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en février 2006	3 116 925		4 265 477		5 325 416	
Emprunt bancaire, émission n° 3, versements mensuels confondus de 60 000 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en décembre 2006	1 361 685		1 988 568		-	
Emprunt bancaire, émission n° 4, versements mensuels confondus de 23 500 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en mai 2006	762 862		1 000 000		-	
Emprunt bancaire, émission n° 5, versements mensuels confondus de 26 500 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en décembre 2007	1 318 707		-		-	
Emprunt bancaire, émission n° 1, versements mensuels confondus de 106 350 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en avril 2007	5 409 188		-		-	
	13 422 253		9 578 033		8 452 265	
Montants du capital inclus dans le passif à court terme	13 422 253		2 876 242		2 061 962	
	-	**$**	**6 701 791**	**$**	**6 390 303**	**$**

La dette est garantie par un contrat de garantie générale assorti d'une charge fixe sur les installations de forage, d'une subordination de réclamation par des apparentés précis ainsi que d'une cession de l'assurance.

Les remboursements du capital à date fixe aux cours des exercices futurs sont les suivants :

2004	4 888 200	$
2005	4 090 488	
2006	2 330 621	
2007	1 480 172	
2008	632 772	
	13 422 253	**$**

Note 9
Prêts d'actionnaires

	2003		2002		2001	
Billet portant intérêt au taux préférentiel majoré de 1 %	1 770 834	$	1 770 834	$	1 770 834	$
Avances ne portant pas intérêt	831 100		234 520		185 000	
Avances, intérêt au taux préférentiel	-		551 600		-	
	2 601 934	**$**	**2 556 954**	**$**	**1 955 834**	**$**

Les avances sont remboursables à vue et ne comportent aucune modalité de remboursement fixe. Un des actionnaires a garanti son prêt pour 2 160 834 $ au moyen d'un contrat de garantie générale.

Note 10
Dette à long terme

	2003		2002		2001	
Contrat de prêt remboursable par versements mensuels de 4 802 $ incluant les intérêts. Les frais de finance totaux sur le contrat de 36 mois sont égaux à 4 579 $. Le capital est remboursable en février 2006 et est garanti par du matériel ayant une valeur comptable de 184 800 $	159 447	$	53 795	$	-	$
Les montants du capital compris dans le passif à court terme	55 422		53 795		-	
	104 025	**$**	**-**	**$**	**-**	**$**

Montants du capital remboursables dans les exercices futurs sont les suivants :

2004	55 422	$
2005	56 278	
2006	47 747	
	159 447	**$**

Note 11
Capital-actions

Autorisé
- 20 000 actions ordinaires de catégorie A comportant droit de vote
- Nombre illimité d'actions privilégiées de catégorie B, comportant droit de vote, rachetables, et assorties d'un dividende non cumulatif
- Nombre illimité d'actions privilégiées de catégorie H sans droit de vote, rachetables et assorties d'un dividende cumulatif

Note 12
Opérations entre apparentés

	2003		2002		2001	
Les éléments suivants sont inclus dans les états financiers :						
Frais engagés par les apparentés :						
Supplies, inclus dans les charges d'exploitation	945 138	$	819 531	$	323 140	$
Location de matériel, inclus dans les charges d'exploitation	724 159	$	809 073	$	295 634	$
Location de bureau et d'atelier, inclus dans les charges d'exploitation	10 272	$	-	$	-	$
Intérêts, inclus dans les intérêts sur la dette à long terme	96 911	$	135 081	$	147 101	$
Intérêts, compris dans les autres intérêts débiteurs	-	$	30 483	$	38 436	$
Frais de gestion, inclus dans les frais généraux et frais d'administration	1 001 356	$	1 578 500	$	1 008 800	$
Immobilisations acquises auprès d'apparentés	115 880	$	23 864	$	271 591	$
Immobilisations vendues à des apparentés	475 000	$	-	$	-	$

Toutes les opérations sont conclues avec des sociétés apparentées par l'entremise d'actionnaires communs, à l'exception des intérêts inclus dans Intérêts sur la dette à long terme, lesquels ont été imputés par un actionnaire. Les opérations susmentionnées se sont déroulées dans le cours normal des activités et sont inscrites au montant de l'échange.

Note 13
Impôts sur les bénéfices

Rapprochement de la charge d'impôts
La société est assujettie aux impôts des sociétés à un taux d'imposition combiné fédéral et provincial d'environ 38,42 % (40,92 % en 2002 et 44,12 % en 2001) sur ses bénéfices imposables. La charge d'impôts de l'exercice découlant des écarts entre le résultat comptable et le bénéfice imposable est la suivante :

	2003		2002		2001	
Charge fiscale anticipée basée sur le taux combiné fédéral et provincial	1 059 754	$	886 299	$	995 318	$
Incidence des écarts suivants entre le résultat comptable et le bénéfice imposable :						
Excédent de la déduction pour amortissement sur l'amortissement	(995 903)		(892 296)		(550 348)	
Gains comptables à la cession d'immobilisations	(63 163)		(1 874)		(1 178)	
Report prospectif de pertes (utilisé)	(5 223)		6 102		(448 141)	
Repas et frais de représentation non déductibles	4 535		1 769		4 349	
Impôts sur les bénéfices de l'exercice	-		-		-	
Impôts sur le capital des grandes sociétés	91 764		17 468		14 167	
Charge d'impôts sur les bénéfices de l'exercice	**91 764**	**$**	**17 468**	**$**	**14 167**	**$**

Les impôts futurs sont constitués des éléments suivants :

	2003		2002		2001	
Écarts temporaires au début de l'exercice	8 007 895	$	5 823 215	$	3 557 364	$
Augmentation du coût en capital non amorti pour l'exercice	3 332 352		1 796 366		5 629 769	
Augmentation de la valeur comptable nette pour l'exercice	6 030 132		3 981 046		6 877 159	
Diminution du report prospectif de pertes	-		-		1 018 461	
Variation des écarts temporaires de l'exercice	2 697 780		2 184 680		2 265 851	
Total des écarts temporaires	10 705 675	$	8 007 895	$	5 823 215	$
Taux appliqué	38,42	%	40,92	%	44,12	%
Passif d'impôts sur les bénéfices futurs	**4 113 120**	**$**	**3 276 830**		**2 569 202**	**$**

Note 14
Chiffres correspondants des exercices antérieurs

Certains des chiffres correspondants des exercices antérieurs ont été retraités selon la présentation de l'exercice écoulé.

Note 15
Événements postérieurs à la date du bilan

En juillet 2003, la société a vendu la quasi-totalité de ses installations et de son matériel de forage à une tierce partie pour un produit total d'environ 41 000 000 $. Les actifs n'ont pas été classés comme destinés à la vente dans les états financiers de 2003 et les résultats d'exploitation n'ont pas été présentés à titre d'activités abandonnées.

ÉTATS FINANCIERS DE SATURN DRILLING INC.

1. États financiers non vérifiés de Saturn Drilling Inc. aux 28 février 2003 et 2002

2. États financiers vérifiés de Saturn au 31 mai 2002

Saturn Drilling Inc.

États financiers
(non vérifiés)
28 février 2003

10916-F-FS-SATURN28-02-03.DOC

Saturn Drilling Inc.
Bilan
(non vérifié)
28 février 2003

	$
Actif	
Actif à court terme	
Encaisse	720 549
Comptes débiteurs	2 839 471
Charges payées d'avance	178 752
	3 738 772
Immobilisations (note 3)	2 847 366
Impôts sur les bénéfices futurs (note 7)	35 500
	6 621 638
Passif	
Passif à court terme	
Comptes créditeurs et charges à payer	901 165
Primes à payer	1 003 235
Emprunt à terme (note 5)	420 000
Avances de sociétés apparentées (note 6)	3 205 074
	5 529 474
Capitaux propres	
Capital-actions (note 8)	75
Bénéfices non répartis	1 092 089
	1 092 164
	6 621 638

Approuvé par le conseil,

(signé) « T. W. Graham »
administrateur

(signé) « R. J. Graham »
administrateur

Saturn Drilling Inc.

Résultats et bénéfices non répartis
(non vérifiés)

	Périodes de neuf mois terminées les 28 février	
	2003	**2002**
	$	**$**
Produits		
Produits d'exploitation	6 160 103	7 535 356
Charges		
Charges d'exploitation	3 220 402	3 619 631
Frais généraux et frais d'administration	300 656	291 117
	3 521 058	3 910 748
	2 639 045	3 624 608
Autres produits (charges)		
Primes des cadres	(1 003 235)	(2 805 044)
Amortissement	(549 061)	(538 488)
Intérêts débiteurs	(21 355)	(43 233)
Intérêts créditeurs	22 762	14 977
Gain (perte) à la vente d'immobilisations	8 015	(1 731)
	(1 542 874)	(3 373 519)
Bénéfice avant impôts sur les bénéfices	1 096 171	251 089
Impôts sur les bénéfices		
Impôts exigibles	378 025	35 009
Impôts futurs	4 200	12 700
	382 225	47 709
Bénéfice net de la période	713 946	203 380
Bénéfices non répartis au début de la période	378 143	173 032
Bénéfices non répartis à la fin de la période	1 092 089	376 412

Saturn Drilling Inc.

Flux de trésorerie
(non vérifiés)

	Périodes de neuf mois terminées les 28 février	
	2003	2002
	$	$
Flux de trésorerie liés aux		
Activités d'exploitation		
Bénéfice net de la période	713 946	203 380
Éléments hors trésorerie		
Amortissement	549 061	538 488
(Gain) perte à la vente d'immobilisations	(8 015)	1 731
Impôts sur les bénéfices futurs	4 200	12 700
	1 259 192	756 299
Variation nette des éléments hors caisse du fonds de roulement	(1 967 831)	(165 627)
	(708 639)	590 672
Activités de financement		
Remboursement de l'emprunt à terme	(233 333)	(233 333)
Paiements à des apparentés	(43 221)	-
	(276 554)	(233 333)
Activités d'investissement		
Nouvelles immobilisations	(970 620)	(301 453)
Produit de la vente d'immobilisations	34 718	-
	(935 902)	(301 453)
Diminution de l'encaisse au cours de la période	(1 921 095)	55 886
Encaisse* au début de la période	2 641 644	1 717 021
Encaisse* à la fin de la période	720 549	1 772 907

* L'encaisse englobe les espèces et les placements à court terme très liquides.

Les opérations hors caisse ci-après ont été exclues de l'état des flux de trésorerie :

Primes à payer	(1 777 932)	(570 363)
Avances de sociétés apparentées	1 777 932	570 363

Renseignements supplémentaires (note 10)

1 Nature des activités

Saturn Drilling Inc. (la « société ») est une société fermée constituée en vertu de la *Business Corporations Act* (Alberta) qui exerce ses activités dans le domaine du forage de puits de pétrole en Alberta.

2 Principales conventions comptables

Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif, les informations à fournir sur les éventualités et les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Constatation des produits

Les produits tirés des contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

Immobilisations

Les immobilisations sont inscrites au coût. L'amortissement est calculé selon la méthode de l'amortissement dégressif aux taux annuels suivants :

Matériel de bureau	20 %
Matériel de forage	25 %
Matériel roulant	30 %

Instruments financiers

Les actifs et les passifs financiers de la société se composent de l'encaisse et des dépôts à court terme, des comptes débiteurs, des comptes créditeurs et de l'emprunt à court terme. Selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants exception faite du risque lié à la dette, qui varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 5 000 $ sur le bénéfice). Sauf indication contraire, la juste valeur de ces actifs et de ces passifs financiers correspond approximativement à leur valeur comptable.

Impôts sur les bénéfices

Conformément à la norme de l'Institut Canadien des Comptables Agréés, la société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant et leur valeur fiscale, selon les taux d'imposition pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

3 Immobilisations

	28 février 2003		
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Matériel de bureau	42 652	33 810	8 842
Matériel de forage	9 278 757	6 489 092	2 789 665
Matériel roulant	124 310	75 451	48 859
	9 445 719	6 598 353	2 847 366

4 Facilité de crédit d'exploitation

La société dispose d'une facilité de crédit d'exploitation inutilisée s'établissant à 700 000 $ ou 67 % des comptes débiteurs si ce montant est inférieur. Consentie par TD CanadaTrust, cette facilité porte intérêt au taux préférentiel majoré de ½ % et est garantie par un contrat de garantie générale.

5 Emprunt à terme

	28 février 2003
	$
TD CanadaTrust, emprunt à terme a)	420 000

a) L'emprunt à terme fournit un financement de 1 400 000 $. Cette facilité est remboursable moyennant des versements de capital de 46 667 $ d'octobre à mars de chaque exercice et un versement final de 373 331 $ le 1er mars 2003. La facilité porte intérêt au taux préférentiel majoré de 1,5 %, facturé mensuellement. La facilité vient à échéance le 1er mars 2003 et est garantie par un contrat de garantie générale visant la totalité des biens existants et des biens acquis par la suite, comprenant la cession spécifique de l'appareil de forage n° 3, la cession de l'assurance visant l'appareil de forage n° 3 et la cession de l'assurance vie de l'actionnaire-dirigeant.

L'emprunt à terme en cours a été remboursé le 1er mars 2003.

6 Avances de sociétés apparentées

	28 février 2003 $
Avances de sociétés actionnaires	
Dunbar Rig Consultants Ltd.	1 068 358
286598 Alberta Ltd.	1 068 358
281037 Alberta Ltd.	1 068 358
	3 205 074

Ces avances ne portent pas intérêt, ne comportent aucune modalité de remboursement fixe et sont remboursables à vue.

7 Impôts sur les bénéfices

Le montant réel de la charge d'impôts sur les bénéfices diffère du montant calculé par l'application aux bénéfices imposables futurs du taux d'imposition combiné fédéral et provincial applicable aux petites entreprises de 35,00 % (17,62 % en 2002), comme suit :

	28 février 2003 $	28 février 2002 $
Bénéfice net avant impôts	1 096 171	251 089
Charge d'impôts au taux réglementaire	380 810	44 242
Charges non déductibles	1 415	3 467
Total de la charge d'impôts	382 225	47 709

L'actif d'impôts futurs figurant au bilan de la société correspond à l'écart temporaire découlant de l'excédent de 35 500 $ de la fraction non amortie du coût en capital sur la valeur comptable nette.

8 Capital-actions

Autorisé

Nombre illimité d'actions ordinaires de catégorie A comportant droit de vote
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote
Nombre illimité d'actions privilégiées de catégorie D comportant droit de vote
Nombre illimité d'actions privilégiées de catégorie E comportant droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie F sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie G sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégories H et I sans droit de vote, rachetables au gré de la société et assorties d'un dividende cumulatif de 10 %

Émis et en circulation

	$
75 actions ordinaires de catégorie A	75

9 Engagements

La société est tenue de payer un loyer annuel de 10 816 $ jusqu'en juillet 2003 pour ses bureaux.

10 Renseignements supplémentaires

	28 février 2003 $	28 février 2002 $
Variation des éléments hors caisse du fonds de roulement		
Comptes débiteurs	(2 316 570)	(730 839)
Charges payées d'avance	(136 053)	6 596
Primes à payer	(317 316)	572 816
Comptes débiteurs	802 108	(14 200)
	(1 967 831)	(165 627)

Au cours de l'exercice, les flux de trésorerie de la société liés aux paiements d'intérêts et d'impôts sur les bénéfices s'établissaient comme suit :

	28 février 2003 $	28 février 2002 $
Intérêts payés	23 188	44 639
Impôts sur les bénéfices payés	33 810	30 562

11 Événements postérieurs à la date des états financiers

Le 30 avril 2003, Saturn Drilling Inc. a vendu ses actifs d'exploitation à Trinidad Drilling Ltd. Les actifs vendus comprennent trois installations de forage, des tiges de forage, des pièces de rechange, ainsi que d'autres articles en stock. Le prix d'achat de ces actifs était de 17,5 M$.

Saturn Drilling Inc.

États financiers
31 mai 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Rapport des vérificateurs

Aux administrateurs de
Saturn Drilling Inc.

Nous avons vérifié le bilan de **Saturn Drilling Inc.** au 31 mai 2002 et les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 mai 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés
Calgary (Alberta)
Le 7 février 2003

Saturn Drilling Inc.

Bilan

Au 31 mai 2002

	$
Actif	
Actif à court terme	
Encaisse	2 641 644
Débiteurs	522 901
Frais payés d'avance	42 699
	3 207 244
Immobilisations (note 3)	2 452 508
Impôts futurs (note 7)	39 700
	5 699 452
Passif	
Passif à court terme	
Créditeurs et charges à payer	99 057
Prime à payer	3 098 481
Emprunt à terme (note 5)	653 333
Avances de sociétés apparentées (note 6)	1 470 363
	5 321 234
Capitaux propres	
Capital-actions (note 8)	75
Bénéfices non répartis	378 143
	378 218
	5 699 452

Approuvé par le conseil,

(signé) « T. W. Graham », administrateur

(signé) « R. J. Graham », administrateur

Saturn Drilling Inc.

Résultats et bénéfices non répartis

Exercice terminé le 31 mai 2002

	$
Produits	
Produits d'exploitation	9 017 896
Charges	
Charges d'exploitation	4 319 300
Frais généraux et administratifs	530 726
	4 850 026
	4 167 870
Autres produits (charges)	
Primes du propriétaire-exploitant	(3 100 737)
Épuisement et amortissement	(820 388)
Intérêts débiteurs	(51 165)
Gain à la vente d'immobilisations	57 240
	(3 915 050)
Bénéfice avant impôts	252 820
Impôts sur les bénéfices	
Impôts exigibles	35 009
Impôts futurs	12 700
	47 709
Bénéfice net de l'exercice	205 111
Bénéfices non répartis au début de l'exercice	173 032
Bénéfices non répartis à la fin de l'exercice	378 143

Saturn Drilling Inc.

Flux de trésorerie

Exercice terminé le 31 mai 2002

	$
Flux de trésorerie liés aux	
Activités d'exploitation	
Bénéfice net de l'exercice	205 111
Éléments sans effet sur la trésorerie	
Épuisement et amortissement	820 388
Gain à la vente d'immobilisations	(57 240)
Impôts futurs	12 700
	980 959
Variation nette des éléments hors caisse du fonds de roulement	1 476 741
	2 457 700
Activités de financement	
Remboursement de l'emprunt à terme	(280 000)
Activités d'investissement	
Avances à des sociétés apparentées	(900 000)
Achat d'immobilisations	(453 679)
Vente d'immobilisations	100 602
	(1 253 077)
Augmentation de l'encaisse au cours de l'exercice	924 623
Encaisse* au début de l'exercice	1 717 021
Encaisse* à la fin de l'exercice	2 641 644

* L'encaisse englobe les espèces et les placements à court terme très liquides.

Les opérations non monétaires ci-après ont été exclues de l'état des flux de trésorerie :

Prime à payer	(570 363)
Avances de sociétés apparentées	570 363

Renseignements supplémentaires (note 10)

1 Nature des activités

Saturn Drilling Inc. (la « société ») est une société fermée constituée en vertu de la *Business Corporations Act* (Alberta) qui exerce ses activités dans le domaine du forage de puits de pétrole en Alberta.

2 Principales conventions comptables

Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et des hypothèses ayant une incidence sur les montants de l'actif et du passif, sur la présentation des actifs et des passifs éventuels et sur les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Constatation des produits

Les produits découlant de contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

Immobilisations

Les immobilisations sont inscrites au coût. L'amortissement est calculé selon la méthode de l'amortissement dégressif aux taux suivants :

Matériel de bureau	20 %
Matériel de forage	25 %
Matériel roulant	30 %

Instruments financiers

Les actifs et les passifs financiers de la société se composent de l'encaisse et des dépôts à court terme, des débiteurs, des créditeurs et de l'emprunt à court terme. Selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants exception faite du risque lié à la dette, qui varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 5 000 $ après impôts sur les bénéfices). Sauf indication contraire, la juste valeur de ces actifs et ces passifs financiers correspond approximativement à leur valeur comptable.

Impôts sur les bénéfices

Conformément à la norme de l'Institut Canadien des Comptables Agréés, la société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs d'impôts futurs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant dans les états financiers et leur valeur fiscale, selon les taux d'imposition qui s'appliqueront. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

3 Immobilisations

	Coût $	Amortissement cumulé $	Montant net $
Matériel de bureau	42 652	32 250	10 402
Matériel de forage	8 355 479	5 952 780	2 402 699
Matériel roulant	103 670	64 263	39 407
	8 501 801	6 049 293	2 452 508

4 Facilité de crédit d'exploitation

La société dispose d'une facilité de crédit d'exploitation, non tirée en date des présentes, s'établissant à 700 000 $ ou 67 % des débiteurs si ce montant est inférieur. Consentie par TD CanadaTrust, cette facilité porte intérêt au taux préférentiel majoré de ½ % et est garantie par un contrat de garantie générale.

5 Emprunt à terme

	$
TD CanadaTrust, emprunt à terme a)	653 333

a) L'emprunt à terme fournit un financement de 1 400 000 $. Cette facilité est remboursable moyennant des versements de principal de 46 667 $ d'octobre à mars de chaque exercice et un versement final de 373 331 $ le 1er mars 2003. La facilité porte intérêt au taux préférentiel majoré de 1,5 %, facturé mensuellement. La facilité vient à échéance le 1er mars 2003 et est garantie par un contrat de garantie générale visant la totalité des biens existants et des biens acquis par la suite, comprenant la cession spécifique de l'appareil de forage n° 3 (dont la valeur comptable s'établit à 965 177 $), la cession de l'assurance visant l'appareil de forage n° 3 et la cession de l'assurance vie de l'actionnaire-dirigeant.

Les versements de principal s'établissent comme suit pour le prochain exercice :

	$
2003	653 333

6 Avances de sociétés apparentées

	$
Avances d'actionnaires de la société	
Dunbar Rig Consultants Ltd.	490 121
286598 Alberta Ltd.	490 121
281037 Alberta Ltd.	490 121
	1 470 363

Ces avances ne portent pas intérêt, ne comportent aucune modalité de remboursement fixe et sont remboursables à vue.

7 Impôts sur les bénéfices

La société a appliqué de façon rétroactive la méthode axée sur le bilan pour la comptabilisation des impôts sur les bénéfices, conformément à la nouvelle norme de l'Institut Canadien des Comptables Agréés. Cette modification s'est traduite par une diminution de 9 300 $ de l'actif d'impôts futurs et par une diminution de 9 300 $ des bénéfices non répartis dans les états financiers.

Le montant réel des impôts sur les bénéfices diffère du montant calculé par l'application du taux d'imposition combiné fédéral et provincial applicable aux petites entreprises de 17,62 % aux bénéfices imposables futurs, comme suit :

	$
Bénéfice net avant impôts	252 820
Charge d'impôts au taux réglementaire	44 547
Charges non déductibles	3 162
Total de la charge d'impôts	47 709

L'actif d'impôts futurs figurant au bilan de la société correspond à l'écart temporaire découlant de l'excédent de 39 700 $ de la fraction non amortie du coût en capital sur la valeur comptable nette.

8 Capital-actions

Autorisé

Nombre illimité d'actions ordinaires de catégorie A comportant droit de vote
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote
Nombre illimité d'actions privilégiées de catégorie D comportant droit de vote
Nombre illimité d'actions privilégiées de catégorie E comportant droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie F sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie G sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégories H et I sans droit de vote, rachetables au gré de la société et assorties d'un dividende cumulatif de 10 %

Émis et en circulation

	$
75 actions ordinaires de catégorie A	75

9 Engagements

La société est tenue de payer un loyer annuel de 10 816 $ jusqu'en juillet 2003 pour ses bureaux.

10 Renseignements supplémentaires

	$
Variation des éléments hors caisse du fonds de roulement	
Débiteurs	877 960
Frais payés d'avance	(4 524)
Prime à payer	1 436 616
Débiteurs	(833 311)
	1 476 741

Au cours de l'exercice, les flux de trésorerie de la société liés aux paiements d'intérêts et d'impôts sur les bénéfices s'établissaient comme suit :

	$
Intérêts payés	56 415
Impôts sur les bénéfices payés	36 959

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 23 février 2003

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada où est déposé le présent prospectus. Le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement pris aux termes de celle-ci.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier
Président du conseil et chef de la direction

(signé) Brent J. Conway
Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Kevin A. Bennett
Administrateur

(signé) Peter J. Gross
Administrateur

AU NOM DU PROMOTEUR
TRINIDAD DRILLING LTD.

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 23 février 2003

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada où est déposé le présent prospectus. Le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement pris aux termes de celle-ci.

pour RAYMOND JAMES LTD.

(signé) Jason Holtby

pour MARCHÉS MONDIAUX CIBC INC.

(signé) Arthur Korpach

pour HAYWOOD SECURITIES INC.

(signé) David G. McGorman

pour **VALEURS MOBILIÈRES TD INC.**

(signé) Gregory B. Saksida

pour INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) Kurt Molnar

PRELIMINARY SHORT FORM PROSPECTUS

New Issue **February 23, 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

$30,000,001
3,846,154 Trust Units

Price: $7.80
Per Trust Unit

This short form prospectus qualifies the distribution of 3,846,154 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $7.80 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below). This short form prospectus also qualifies the distribution of up to 2,307,692 Exchangeable Shares (as defined herein).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("**Arrow**"). Closing of the Offering is conditional upon the Arrow Closing (as defined herein), and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments - Acquisition of Assets of Arrow Drilling Inc." and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On February 18, 2004, the last trading day before the announcement of the Offering and the Arrow Acquisition (as defined herein), the closing price of the Trust Units on the TSX was $7.95. Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all listing requirements of the TSX.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$7.80	$0.39	$7.41
Total(2)	$30,000,001	$1,500,000	$28,500,001

Notes:

(1) Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted the Underwriters an option (the "**Option**"), exercisable in whole or in part, to purchase up to an additional 250,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issued upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of the Offering) will be $31,950,001, $1,597,500 and $30,352,501, respectively. See "Plan of Distribution".

On February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to holders of Trust Units ("**Unitholders**") of record on March 31, 2004. As this Offering is anticipated to close before March 31, 2004, it is anticipated that purchasers of Trust Units under this Offering will be eligible to receive this increased distribution. See "Recent Developments – Distribution Increase" and "Distribution Policy".

Raymond James Ltd., CIBC World Markets Inc., Haywood Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to the Trust and to which the Trust is presently indebted. Consequently, the Trust may be considered to be a connected

issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of the Offering and the Arrow Closing is expected to occur on or about March 15, 2004 (the "**Closing Date**"), but in any event no later than March 28, 2004. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #1810, 540 - 5th Avenue S.W., Calgary, Alberta, T2P 0M2 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated October 3, 2003 for the year ended December 31, 2002 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the years ended December 31, 2002 and December 31, 2001, contained in the Trust's Annual Report 2002;

(c) the audited comparative consolidated financial statements and the notes thereto as at and for the years ended December 31, 2002 and December 31, 2001, together with the report of the auditors thereto, contained in the Trust's Annual Report 2002;

(d) Management's Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2003;

(e) the unaudited comparative consolidated financial statements as at and for the three and nine months ended September 30, 2003 and 2002; and

(f) the Information Circular of the Trust dated May 8, 2003, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2003 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Share Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Appendix D, Corporate Governance Guideline Compliance Table).

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 8, 2003 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an admission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated August 1, 2002 between Trinidad and Valiant Trust Company (the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust in the aggregate principal amount of $76,777,401.76 (the "**Notes**"). The business, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad has a total of 23 drilling rigs and eight service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions.

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a Trinidad share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

The head and principal office functions of Trinidad are performed at its office at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flows of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:


Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
Cashflow(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:

(1) Cash flow represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.
(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.
(3) Cash distributions will be made to Unitholders monthly based upon the Trust's cash flow. See "Distribution Policy".
(4) Does not reflect the incorporation of Trinidad ExchangeCo (as defined herein). See "Description of Exchangeable Shares".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and "Description of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Arrow Acquisition) is as follows:

Rig #	Depth	Manufacturer
1	2,800 metres	Rigmaster
2	3,200 metres	Rigmaster
3	2,800 metres	Rigmaster
4	2,800 metres	Rigmaster
5	2,500 metres	TMS
6	1,000 metres	George E. Failing
7	1,250 metres	George E. Failing
8	1,800 metres	Rigmaster
9	1,800 metres	Rigmaster
10	1,800 metres	Rigmaster
11	1,800 metres	Rigmaster
12	1,800 metres	Rigmaster
13	3,000 metres	TSM 7000A
14	3,000 metres	Rigmaster
15	3,500 metres	Rigmaster
16	3,600 metres	Mastco
17	3,300 metres	Hyduke
18	3,500 metres	Dreco
19	5,500 metres	Mastco
20	4,200 metres	Mastco
21	3,500 metres	Mastco
22	3,500 metres	Mastco
23	3,200 metres	Mastco

Trinidad's service rig fleet is as follows:

Rig #	Depth	Manufacturer
1	1,500 metres	Cardwell Mainland
2	1,500 metres	Cardwell Mainland
3	800 metres	Uniflex
4	1,500 metres	Cardwell Mainland
5	3,000 metres	Franks
6	1,200 metres	Franks
7	2,000 metres	Sky Top Brewster
8	1,500 metres	Cooper

RECENT DEVELOPMENTS

Acquisition of Assets of Arrow Drilling Inc.

The Asset Purchase Agreement

On February 19, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Arrow Drilling Inc. ("**Arrow**"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of Arrow, being comprised of eight drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs (the "**Arrow Acquisition**").

The purchase price (the "**Purchase Price**") to be paid to Arrow pursuant to the Asset Purchase Agreement is $45,000,000 ($39,000,000 being allocated to the drilling rigs and $6,000,000 being allocated to the ancillary equipment), payable (at the election of Arrow on the terms set forth below) in both cash (the "**Cash Portion**") and the issuance by Trinidad of Exchangeable Shares, which will have attributes as described under "Description of Exchangeable Shares". Arrow, in its sole discretion, will elect the proportion of the Purchase Price to be comprised of cash and the proportion of the Purchase Price to be comprised of Exchangeable Shares; provided that, the Cash Portion must be between 60% (the "**Maximum Election**") and 70% (the "**Minimum Election**") of the total Purchase Price (the "**Election**"). The Maximum Election will result in an issuance of 2,307,692 Exchangeable Shares and the Minimum Election will result in an issuance of 1,730,769 Exchangeable Shares. Such Election is required to be made five business days prior to the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Arrow Closing**"). Trinidad and Arrow have agreed that the Cash Portion will be reduced at the Arrow Closing by the amount, if any, that Arrow's working capital increases between February 1, 2004 and the date of the Arrow Closing. At the Arrow Closing, $4,000,000 of the Cash Portion will be held in trust by Arrow's counsel, as a deposit against any of the assets being missing or not in good operating condition. Trinidad will have 30 days from the date of the Arrow Closing to inspect such assets and will be reimbursed from such $4,000,000 for the fair market value of any missing assets and the cost to bring any other assets into good operating condition. The remainder of such $4,000,000 will be paid to Arrow.

The Exchangeable Shares will be issued at a price per Exchangeable Share of $7.80.

The Asset Purchase Agreement contains representations and warranties which are typical for transactions of this type, generally relating to the parties' capacity to enter into and complete the Arrow Acquisition and in respect of the condition of the assets to be acquired. The representations and warranties of the parties will survive for 12 months from the date of the Arrow Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require Arrow to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Arrow Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and Arrow for material breaches of representations and warranties or the failure to perform any material covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be made by either party until the aggregate of such claims exceeds $100,000, and indemnification will only be made for amounts which, in aggregate, exceed $100,000. In no event will the total liability of the parties under the Asset Purchase Agreement exceed the Purchase Price.

The net proceeds from this Offering will be indirectly applied, along with funds from the Loan Agreement (as defined herein), if necessary, to complete the Arrow Acquisition; however, the Arrow Closing is conditional upon closing of this Offering and closing of this Offering is conditional upon the Arrow Closing. See "Use of Proceeds". The Arrow Acquisition is also conditional upon conditions which are typical for an asset purchase of this nature,

including: (i) Trinidad's satisfaction with its due diligence investigations of Arrow; (ii) the ability of Arrow to transfer its assets to Trinidad free and clear of any security interests or other encumbrances; and (iii) the attainment of the necessary approvals of the TSX and the appropriate securities regulatory authorities.

Trinidad has agreed to make offers of employment to all of the existing Arrow employees and certain officers and members of Arrow's management have agreed to enter into non-executive employment agreements with Trinidad pursuant to which they will assist Trinidad in the transition associated with the completion of the Arrow Acquisition.

A total of ten parties, being Arrow, its shareholders and its directors and officers are anticipated, in connection with the Arrow Acquisition, to enter into non-competition agreements with Trinidad whereby they will each agree to not compete with the business of Trinidad for three years subsequent to the Arrow Closing, subject to certain exceptions that would allow certain parties to continue as directors, shareholders or employees of companies involved in businesses similar to Trinidad's.

Impact of Arrow's Assets on the Trust's Operations

The assets to be acquired from Arrow pursuant to the Arrow Acquisition include eight drilling rigs (five double drilling rigs with depth ratings of up to 2,600 metres and three single drilling rigs with depth ratings of up to 1,400 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs.

Arrow's drilling fleet is as follows:

Rig #	Depth	Manufacturer
1	1,900 metres	Dreco
2	1,300 metres	Gardner Denver
3	1,300 metres	Rigmaster
4	1,800 metres	Dreco
5	2,300 metres	Rigmaster
6	2,000 metres	Ideco
7	1,300 metres	Ideco
8	2,600 metres	Rigmaster

The Arrow Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Arrow Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Arrow rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Arrow Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Arrow rigs with only nominal additions to its current general and administrative costs.

Distribution Increase

On February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004. As this Offering is anticipated to close before March 31, 2004, it is anticipated that purchasers of Trust Units under this Offering will be eligible to receive this increased distribution. See "Distribution Policy".

New Rig Construction

On October 30, 2003, Trinidad entered into agreements for the construction and acquisition of two 3,500 metre telescopic double drilling rigs for an aggregate cost of approximately $15,000,000. Construction of these two rigs was completed in January and February, 2004. In connection with the acquisition of these rigs, Trinidad has entered into standard CAODC term drilling contracts with two industry participants, whereby Trinidad will utilize each rig for a minimum of 180 drilling days per year over the next two years. On November 19, 2003, in connection with the construction of these rigs, the Trust completed a public offering pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for aggregate gross proceeds of $25,000,005.

Acquisition of Drill Rig from Poncho Well Servicing Ltd.

On December 8, 2003, Trinidad announced the purchase of a 3,200 metre telescopic double drilling rig from Poncho Well Servicing Ltd. for a purchase price of approximately $4,500,000, which included a complete rig package. The acquisition was financed with a combination of internal cash flow and debt. The purchase was made to help satisfy Trinidad's client commitments while further enhancing Trinidad's overall drilling capabilities.

Stock-based Compensation and other Stock Based Payments

Amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock Based Payments" will require the Trust, for financial years beginning on or after January 1, 2004, to account for compensation expense based on the fair value of rights granted under its Trust Units Rights Incentive Plan. If the Trust were to adopt the standard early, the impact on 2003 earnings before taxes would be $780,000. In determining this amount, the Trust has estimated compensation expense based on the intrinsic value of the rights at the reporting date, as the Trust is unable to determine the fair value of the rights granted.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002 and as at January 31, 2004, both before and after giving effect to the Offering, the Arrow Acquisition, the Minimum Election and the Maximum Election:

	Outstanding as at December 31, 2002	Outstanding as at January 31, 2004	Outstanding as at January 31, 2004 after giving effect to the Offering, the Arrow Acquisition and the Minimum Election(1)(2)	Outstanding as at January 31, 2004 after giving effect to the Offering, the Arrow Acquisition and the Maximum Election(1)(2)
Long term debt (3)	$13,832,610	$42,185,790	$45,785,789	$41,285,790
Unitholders' capital	$18,874,467 (10,558,474 Trust Units)	$78,838,121 (27,949,881 Trust Units)	$106,738,122 (31,796,035 Trust Units)	$106,738,122 (31,796,035 Trust Units)
Exchangeable Shares(4)	Nil	Nil	$13,500,000 (1,730,769 Exchangeable Shares)	$18,000,000 (2,307,692 Exchangeable Shares)

Notes:

(1) Based on the issuance of 3,846,154 Trust Units for an aggregate of $30,000,001, less the Underwriters' fee of $1,500,000 and expenses of the Offering estimated to be $600,000, the net proceeds from this Offering are estimated to be $27,900,001. If the Option is exercised in full, the Trust will issue 4,096,154 Trust Units for an aggregate of $31,950,001, less the Underwriters' fee of $1,597,500 and expenses of the Offering estimated to be $600,000, resulting in estimated net proceeds from this Offering of $29,752,501. See "Plan of Distribution".

(2) As at February 15, 2004, 352,094 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.50 to $2.25 per Trust Unit and expiring at various dates to May 24, 2007. As at February 15, 2004, 1,832,872 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $5.41 per Trust Unit and expiring at various dates to August 5, 2008.

(3) GE Canada Equipment Financing G.P. ("**GE Canada**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, and a second amending agreement dated February 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a maximum amount of $65,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $42.2 million as at January 31, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance rate plus a margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to GE Canada. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to GE Canada a security interest over all of its present and after-acquired personal property. Trinidad also has a $15,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003 with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between GE Canada and the Operating Lender are governed by a priorities agreement dated October 15, 2003 between GE Canada, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and GE Canada receives first priority against all other personal property of Trinidad. To the extent that the net proceeds of this Offering are greater than are required to complete the Arrow Acquisition, Trinidad will reduce its indebtedness under the Loan Agreement. See "Use of Proceeds".

(4) The Exchangeable Shares will, at the time of the Arrow Closing, be exchangeable for Trust Units on a one for one basis (the "**Exchange Ratio**"). Thereafter, the Exchange Ratio will be increased upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares. See "Description of Exchangeable Shares".

PRIOR SALES

No Trust Units have been issued by the Trust during the period commencing 12 months prior to the date hereof other than as follows:

Nature of Offering	Date	Number of Trust Units	Price per Trust Unit	Proceeds
Exercise of Options	January 1, 2003 to March 31, 2003	30,350	$1.50	$45,525
		6,500	$1.58	$10,270
		36,575	$2.15	$78,636
		23,343	$2.25	$52,520
Public Offering	April 10, 2003	4,615,385	$2.60	$12,000,001
Exercise of Options	April 1, 2003 to June 30, 2003	4,810	$1.50	$7,215
		6,666	$1.58	$10,532
		15,075	$2.15	$32,411
		77,713	$2.25	$174,854
Private Placement	July 18, 2003	7,222,222	$3.60	$25,999,998
Exercise of Options	July 1, 2003 to September 30, 2003	99,005	$1.50	$148,508
		1,167	$1.58	$1,844
		60,624	$2.15	$130,342
		8,365	$2.25	$18,821
Exercise of Rights	July 1, 2003 to September 30, 2003	25,000	$2.78	$69,500
Public Offering	November 19, 2003	5,050,506	$4.95	$25,000,005
Exercise of Options	October 1, 2003 to January 31, 2004	37,813	$1.50	$56,720
		3,333	$1.58	$5,266
		14,175	$2.15	$30,476
		5,182	$2.25	$11,660
Exercise of Rights	October 1, 2003 to January 31, 2004	47,598	$2.78	$132,322
		17,391,407		$64,017,429

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

Period	Price Range ($)		Trading Volume
	High	Low	
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter[(1)]	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
October	5.45	4.60	1,266,567
November	6.10	5.20	1,695,770
December	6.99	5.45	1,587,560
2004			
January	6.99	6.47	1,783,274
February (1 to 19)	8.20	6.70	2,577,661

Note:

(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On February 18, 2004, the last trading day before the announcement of the Offering and the Arrow Acquisition, the closing price of the Trust Units on the TSX was $7.95.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of the Offering of $600,000 and the Underwriters' fee of $1,500,000, will be $27,900,001, and if the Option is exercised in full, the estimated net proceeds of the Offering after deducting the estimated expenses of the Offering of $600,000 and the Underwriters' fee of $1,597,500, will be $29,752,501.

Closing of the Offering is conditional upon the Arrow Closing, and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments - Acquisition of Assets of Arrow Drilling Inc."

The net proceeds of the Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Arrow Acquisition. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc.". In the event that Arrow makes the Minimum Election, Trinidad will draw down on its existing Loan Agreement to a maximum of $3,600,000 to finance the remaining balance of the Cash Portion after application of the net proceeds of the Offering. See "Consolidated Capitalization" and "Recent Developments - Acquisition of Assets of Arrow Drilling Inc. – The Asset Purchase Agreement". Trinidad intends to finance the estimated $45 million Purchase Price payable in respect of the Arrow Acquisition as follows (in millions of dollars):

	Minimum Election	Minimum Election Assuming Exercise in Full of Option	Maximum Election	Maximum Election Assuming Exercise in Full of Option
Net subscription proceeds from the Offering[1]	$27.9	$29.8	$27.9	$29.8
Exchangeable Shares issued to Arrow	$13.5	$13.5	$18.0	$18.0
Loan Agreement[2]	$3.6	$1.7	$(0.9)	$(2.8)
Total Purchase Price[3]	$45.0	$45.0	$45.0	$45.0

Notes:

(1) After deducting expenses of the Offering, estimated to be $600,000.

(2) To the extent that the net proceeds of this Offering are greater than are required to complete the Arrow Acquisition, Trinidad will use all of such excess funds to reduce Trinidad's indebtedness under the Loan Agreement.

(3) See "Recent Developments - Acquisition of Asset s of Arrow Drilling Inc. – The Asset Purchase Agreement".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of February 19, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters severally have agreed to purchase from the Trust, as principals, on March 15, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than March 28, 2004, a total of 3,846,154 Trust Units at a price of $7.80 per Trust Unit for total consideration of $30,000,001 payable to the Trust against delivery of the Trust Units. Closing of the Offering is conditional upon the Arrow Closing, and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc." and "Use of Proceeds". In connection with the Offering, the Trust will pay the Underwriters a fee of $0.39 per Trust Unit for an aggregate fee of $1,500,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and on behalf of the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issued upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of the Offering) will be $31,950,001, $1,597,500 and $30,352,501, respectively.

This short form prospectus also qualifies the distribution of up 2,307,692 Exchangeable Shares assuming the Maximum Election. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc." and "Description of Exchangeable Shares".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, nor will it apply to the Exchangeable Shares or the Trust Units underlying the Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell Trust Units outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at February 15, 2004, there were 27,949,881 Trust Units and no special voting units issued and outstanding.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust

Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

DESCRIPTION OF EXCHANGEABLE SHARES

Immediately prior to the Arrow Closing, Trinidad will file articles of amendment ("**Articles of Amendment**") providing for the creation of the Exchangeable Shares and the Trust will incorporate a wholly-owned subsidiary ("**Trinidad ExchangeCo**") for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo will conduct no business other than as contemplated hereby and will be capitalized with nominal consideration.

In addition, at the Arrow Closing, the following documents will be executed, each of which is described in greater detail below:

(a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**) among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**");

(b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Exchangeable Shares Trustee; and

(c) a shareholder agreement (the "**Shareholder Agreement**") among Trinidad and the holders of the Exchangeable Shares.

The Exchangeable Shares will not be listed on the TSX or any other stock exchange.

Attributes of the Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions to be contained in the Articles of Amendment; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. Copies of the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement may be obtained upon request without charge from Trinidad at 1810, 540 – 5th Avenue S.W., Calgary, Alberta T2P 0M2 (telephone: (403) 265-4168).

Exchangeable Share Provisions

Exchange Ratio

The Exchange Ratio, at any time and in respect of each Exchangeable Share, will be equal to 1.00000, as at the date of the Arrow Closing, and will be cumulatively adjusted after such time by: (i) increasing the Exchange Ratio on each date on which a distribution is paid (a "**Distribution Payment Date**") by the Trust to Unitholders between the

date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution amount, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the record date for the distribution and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the first business day following the record date for the distribution; and (ii) decreasing the Exchange Ratio on each record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend between the date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend, expressed as an amount per Exchangeable Share multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding immediately prior to that record date, and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the date that is seven business days prior to that record date.

Ranking

In the event of a liquidation, dissolution or winding-up of Trinidad, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares with respect to payment of dividends and the distribution of assets among its shareholders and will rank rateably with each series of exchangeable shares of Trinidad with respect to any amount specified as being payable preferentially to the holders of such series.

Dividends

With respect to the payment of dividends, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares and will rank rateably with each other series of exchangeable shares of Trinidad with respect to any dividend specified as being payable preferentially to the holders of such series. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the board of directors of Trinidad. Trinidad does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the board of directors has the right, in its sole discretion, to do so. Any payment of dividends on the Exchangeable Shares will result in a downward adjustment of the Exchange Ratio.

Certain Restrictions

Subject to the provisions to be contained in the Shareholder Agreement, as long as any of the Exchangeable Shares are outstanding, Trinidad will not, without obtaining the approval of the holders of the Exchangeable Shares (as set forth below under the sub-heading "Amendment and Approval"), amend the articles or by-laws of Trinidad in any manner that would amend the rights or privileges of the holders of Exchangeable Shares other than to give effect to any adjustments required to maintain economic equivalency of the Exchangeable Shares with the Trust Units.

Liquidation of Trinidad

In the event of the liquidation, dissolution or winding-up of Trinidad or any other distribution of the assets of Trinidad among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive, for each Exchangeable Share held on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), an amount equal to the Exchange Ratio on the last business day prior to the Liquidation Date multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Liquidation Date (the "**Liquidation Amount**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Liquidation Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of Valiant Trust Company, the transfer agent for the Exchangeable Shares (the "**Exchangeable Shares Transfer Agent**"). Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Liquidation Call Right described below, Trinidad will deliver the Liquidation Amount in the form of Trust Units to such holder of

Exchangeable Shares at the address recorded in Trinidad's Exchangeable Share register or will hold the Liquidation Amount in the form of Trust Units for pick-up by the holder of Exchangeable Shares at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders of Exchangeable Shares.

Upon the occurrence of a liquidation, dissolution or winding-up of Trinidad, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Liquidation Call Right**") to purchase all, but not less than all, of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at the last business day prior to the Liquidation Date) and, upon the exercise of the Liquidation Call Right and the acceptance by the Trust or Trinidad ExchangeCo of the offer made by Trinidad, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trinidad ExchangeCo, as applicable. The purchase by the Trust or Trinidad ExchangeCo of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date and on payment of the Liquidation Amount for each Exchangeable Share, and Trinidad will have no obligation to pay any amount on account of the Liquidation Amount in respect of such Exchangeable Shares.

The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Upon the occurrence of an Exchange Rights Trigger Event (which includes any institution by, or consent of, Trinidad to bankruptcy, insolvency, dissolution or winding-up proceedings with respect to Trinidad, and an election by the Trust and Trinidad ExchangeCo not to exercise the Liquidation Call Right, the Redemption Call Right (described below) or the Retraction Call Right (described below), collectively the "**Call Rights**"), the Exchangeable Shares Transfer Agent (or any successor trustee thereto) (the "**Trustee**") on behalf of the holders of the Exchangeable Shares will have the right (the "**Optional Exchange Right**") to require the Trust or Trinidad ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading "Voting and Exchange Trust Agreement – Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

In the event of any determination by the Trust to institute, or awareness by the Trust or Trinidad of any threatened, liquidation, dissolution or winding-up proceedings with respect to the Trust (a "**Trinidad Energy Liquidation Event**"), the Trust or Trinidad ExchangeCo will be required to purchase (the "**Automatic Exchange Right**") each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Trinidad Energy Liquidation Event, by exchanging each Exchangeable Share held by such holder of Exchangeable Shares for an amount equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Trinidad Energy Liquidation Event multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the sixth business day prior to the Trinidad Energy Liquidation Event, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the sixth business day prior to the Trinidad Energy Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Trinidad Energy Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon request by a holder of Exchangeable Shares and the surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trinidad ExchangeCo may reasonably require, the Trust or Trinidad ExchangeCo will deliver to such holder certificates representing the number of Trust Units which that holder is entitled to receive.

Retraction of Exchangeable Shares by Holders

Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time prior to the fifth anniversary of the issuance of the Exchangeable Shares to require Trinidad to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the Exchange Ratio on the last business day prior to the effective date of such retraction ("**Retraction Date**") multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day

prior to the Retraction Date (the "**Retraction Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Retraction Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to Trinidad or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed request for retraction ("**Retraction Request**") and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective on the Retraction Date. On or after the Retraction Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Retraction Call Right, Trinidad will deliver the Retraction Price in the form of Trust Units to such holder at the address recorded in Trinidad's Exchangeable Share register or will hold the Retraction Price in the form of Trust Units for pick-up by the holder at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders.

When a holder requests that Trinidad redeem the Exchangeable Shares, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust or Trinidad ExchangeCo an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all, but not less than all, of the Exchangeable Shares that the holder has requested Trinidad to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Retraction Date.

At the time of the receipt of a Retraction Request by a holder of Exchangeable Shares, Trinidad will, within five business days, notify the Trust or Trinidad ExchangeCo by providing to the Trust and Trinidad ExchangeCo a copy of the Retraction Request. The Trust or Trinidad ExchangeCo must then advise Trinidad within four business days as to whether the Retraction Call Right will be exercised. The Exchangeable Shares that the holder has requested Trinidad to redeem will, on the Retraction Date, be purchased by the Trust or Trinidad ExchangeCo or redeemed by Trinidad, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

If, as a result of solvency provisions of applicable law, Trinidad is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Trinidad will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Trinidad will be deemed to have required the Trust or Trinidad ExchangeCo to purchase such unretracted Exchangeable Shares on the Retraction Date for an amount per Exchangeable Share equal to the Retraction Price pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right described below, Trinidad:

(a) will, on the fifth anniversary of the Arrow Closing (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last business day prior to the applicable Redemption Date (described below) by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the applicable Redemption Date (as that term is defined below) (the "**Redemption Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Redemption Date; and

(b) may, at any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 20% of the aggregate number of Exchangeable Shares issued in connection with the Arrow Acquisition (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo

and as such percentage of shares may be adjusted as deemed appropriate by the board of directors of Trinidad to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all, but not less than all, of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Trinidad will, at least 25 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the redemption of the Exchangeable Shares by Trinidad, including the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right (as defined below). On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent, Trinidad will deliver the Redemption Price to the holder at the address of the holder recorded in Trinidad's security register or by holding the Redemption Price for pick-up by the holder at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trinidad ExchangeCo) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

Trinidad, as agent for the holders of Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Redemption Call Right**") to purchase, on any Redemption Date, all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trinidad ExchangeCo, as applicable. If either the Trust or Trinidad ExchangeCo exercises the Redemption Call Right, Trinidad's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Purchase for Cancellation

Subject to applicable law, Trinidad may, at any time and from time to time, purchase for cancellation all or any of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad and such holder may agree, or by tender to all holders of record of Exchangeable Shares then outstanding at any price per Exchangeable Share. If, pursuant to any invitation for tenders more Exchangeable Shares are tendered at acceptable prices than Trinidad is willing to purchase, the Exchangeable Shares shall be purchased by Trinidad on a pro rata basis. Trinidad, by notice from time to time to the Trust or Trinidad ExchangeCo, as applicable, shall be entitled to redeem all or any part of the Exchangeable Shares held by the Trust or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Optional Exchange Rights or the Automatic Exchange Rights in exchange for the delivery of Trust Units for the accounts of holders of Exchangeable Shares. The Exchangeable Shares shall be acquired by Trinidad in exchange for the issue by Trinidad to the Trust or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of such delivered Trust Units. All of such Exchangeable Shares redeemed by Trinidad in such manner shall be cancelled.

Voting Rights

The holders of the Exchangeable Shares are not entitled to receive notice of or to attend any meeting of the shareholders of Trinidad or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are entitled to certain voting rights in respect of matters to be brought before the holders of Trust Units, as described under the heading "Voting and Exchange Trust Agreement –

Voting Rights". In addition, the Shareholder Agreement will contain certain agreements as to how the Exchangeable Shares will be voted, which are described under the heading "Shareholder Agreement".

Anti-Dilution

The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible into or exchangeable for, or carrying rights to purchase, Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast thereon (other than Exchangeable Shares beneficially owned by the Trust, Trinidad ExchangeCo, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than the Exchangeable Shares held by the Trust, Trinidad ExchangeCo or any of their subsidiaries and other affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than two business days later) as may be determined by the chairman at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than 66 2/3% of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Trinidad will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders

Exchangeable Shares will not be issued to a resident of any foreign country. Notwithstanding anything contained in the Exchangeable Share provisions, the obligation of the Trust or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Restrictions on Transfer

No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the board of directors of Trinidad. The Shareholder Agreement will specify certain circumstances in which such approval will be automatically provided.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a special voting unit (the "**Special Voting Unit**") to Valiant Trust Company, or any successor thereto (the "**Exchangeable Shares Trustee**"), for the benefit of the holders (other than the Trust and Trinidad ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Exchangeable Shares Trustee will exercise each vote attached to the special voting unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder of Exchangeable Shares is entitled to attend such meeting and personally exercise the votes associated with such holder's Exchangeable Shares, rather than instructing the Exchangeable Shares Trustee how to vote such shares.

The Exchangeable Shares Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, setting out the current Exchange Ratio, the related meeting materials and a statement as to the manner in which the holder may instruct the Exchangeable Shares Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Exchangeable Shares Trustee will also send to the holders copies of all information statements, interim and annual financial statements and their accompanying MD&A, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Exchangeable Shares Trustee by the Trust, the Exchangeable Shares Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Exchangeable Shares Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of Trinidad or the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) any circumstance in which the Trust and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

any such occurrence being an "**Exchange Rights Trigger Event**";

a holder of Exchangeable Shares will be entitled to instruct the Exchangeable Shares Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trinidad ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Exchange Rights Trigger Event, (ii) any event which will, with the passage of time or the giving of notice, become an Exchange Rights Trigger Event, or (iii) the election by the Trust or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by the Trust or Trinidad ExchangeCo, Trinidad will give notice thereof to the Exchangeable Shares Trustee. As soon as practicable thereafter, the Exchangeable Shares Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trinidad ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "**Exchange Price**"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, Trinidad is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trinidad ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust or Trinidad ExchangeCo will agree that:

(a) the Trust will, upon written request of a holder of Exchangeable Shares, provide such holder with a statement setting out the then current Exchange Ratio;

(b) they will take all actions and do all things necessary to ensure that Trinidad is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Trinidad, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Trinidad; and

(c) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Trinidad without the approval of the majority of the then outstanding Trust Units.

The Support Agreement will also provide that, without the prior approval of Trinidad and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units to be effected with the consent or approval of the Trinidad Board of Directors, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust and Trinidad ExchangeCo have agreed not to exercise any voting rights attached to the Exchangeable Shares owned by them or any of their subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

Shareholder Agreement

Trinidad Drilling Control Transaction

The Shareholder Agreement will create various rights and obligations among the parties thereto. In particular, if a Trinidad Drilling Control Transaction (as defined below) occurs, and the Board of Directors of Trinidad determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares, in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Trinidad Drilling Control Transaction in accordance with its terms, the holders of the Exchangeable Shares will agree that Trinidad may redeem such holders' Exchangeable Shares by following a procedure consistent with the procedures set forth under the heading "Redemption of Exchangeable Shares" (including, in such circumstances, the ability of the Trust and Trinidad ExchangeCo to purchase or acquire such Exchangeable Shares following a procedure consistent with the Redemption Call Rights). A "**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad or the Trust; provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

Voting Events

If an Exchangeable Share Voting Event is proposed, and the board of directors of Trinidad determines that the approval or consent of the outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide, then the holders of the Exchangeable Shares agree to vote and/or consent to such Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad, other than an Exempt Exchangeable Share Voting Event.

If an Exempt Exchangeable Share Voting Event is proposed, the holders of the Exchangeable Shares agree to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

None of the provisions in respect of Exchangeable Share Voting Events or Exempt Exchangeable Share Voting Events shall operate to prevent the holders of Exchangeable Shares from exercising their rights of retraction pursuant to the Exchangeable Share provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

Permitted Transfers

The board of directors of Trinidad has agreed to approve any transfer of Exchangeable Shares which meets all of the following criteria: (a) the transferee is an Alberta resident; (b) the proposed transfer will not result in Trinidad becoming a "distributing corporation" for the purposes of the ABCA; (c) the proposed transfer is in accordance with

applicable law; and (d) the transferee executes such documentation as is reasonably required by Trinidad such that the transferee becomes a party to, and is bound by, the Shareholder Agreement.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.54 annually or approximately $0.045 per month; however, on February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow; however, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[(1)]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045

Notes:

(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

(2) On February 20, 2004, the Trust declared a $0.045 cash distribution for the month of February, 2004 to be paid on March 15, 2004 to Unitholders of record on February 29, 2004.

(3) On February 19, 2004, the Trust declared its intention, conditional upon the Arrow Closing, to increase distributions to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004.

Purchasers of Trust Units pursuant to the Offering will not be eligible to receive the distribution that the Trust will pay to its Unitholders on March 15, 2004. Provided the Offering closes prior to March 28, 2004, purchasers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on March 31, 2004 will be eligible to receive the distribution expected by the Trust to be paid to its Unitholders on April 15, 2004. See "Recent Developments – Distribution Increase".

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of January 31, 2004, Trinidad had no outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The bank affiliated with TD Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans; and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder and to the holders of Exchangeable Shares qualified hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units or Exchangeable Shares, as the case may be, as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units or Exchangeable Shares, as the case may be, will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders or holders of Exchangeable Shares, other than traders or dealers in securities, whose Trust Units or Exchangeable Shares, as the case may be, might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units or Exchangeable Shares by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Investments are distributed to the Unitholder the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the adjusted cost base to the Trust of the Investments so distributed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of

the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

Exchangeable Shares

Under the terms of the Asset Purchase Agreement, Trinidad and Arrow have agreed to jointly execute and file an election (the "**Election**") pursuant to subsection 85(1) of the Tax Act, in compliance with the specific rules in the Tax Act. Arrow's adjusted cost base in respect of the Exchangeable Shares and Ancillary Rights (as hereinafter defined) issued to it in connection with the Asset Purchase Agreement will be determined in accordance with the Election.

Dividends received, or deemed to be received, on the Exchangeable Shares by a holder that is a corporation will be included in computing the corporation's income and normally will be deductible in computing its taxable income. A holder that is a "private corporation" as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing such shareholder's taxable income. Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. In the case of a holder of Exchangeable Shares that is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to Canadian resident individuals who receive taxable dividends from taxable Canadian corporations.

On the disposition of an Exchangeable Share and the corresponding Optional Exchange Rights and special voting rights, both under the Voting and Exchange Trust Agreement (collectively, the "**Ancillary Rights**"), by a holder thereof to the Trust or Trinidad ExchangeCo for Trust Units pursuant to any of the Call Rights or the Optional Exchange Right, the holder generally will realize a capital gain (or capital loss) equal to the aggregate of (a) the amount by which the fair market value of the Trust Units received by the holder on the disposition and (b) the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the holder at the time (the "**Dividend Amount**") exceeds (or is less than) the sum of (y) the adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights (determined immediately before the disposition) and (z) any reasonable costs of disposition.

Upon any other disposition, or deemed disposition, by a holder of Exchangeable Shares and Ancillary Rights (other than to Trinidad), the holder generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the sum of the holder's adjusted cost base of such Exchangeable Shares and Ancillary Rights (determined immediately before the disposition) and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. The taxation of capital gains and losses is discussed below.

On the redemption (including a retraction) of an Exchangeable Share by Trinidad, the holder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value, at that time of the Trust Units received by such holder from Trinidad on the redemption ("Redemption Proceeds"), plus the Dividend Amount, exceeds the paid-up capital of the Exchangeable Share at that time for the purposes of the Tax Act. The tax consequences arising from the deemed receipt of such dividends are discussed above. In the case of a holder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Shares.

On the redemption (including a retraction) of an Exchangeable Share by Trinidad, the holder also will be considered to have disposed of the Exchangeable Share and Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The holder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the sum of the adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights (determined immediately before the redemption) and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, including any dividend that is deemed to be received by the holder on the redemption, to the extent and under the circumstances described in the Tax Act.

Under the Tax Act, one half of any capital gain realized by a holder of Exchangeable Shares will be included in the holder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of an Exchangeable Share and Ancillary Rights must be deducted against any taxable gains realized by the holder in the taxation year of disposition, and may be deducted against any taxable gains realized in the three preceding taxation years or any subsequent taxation year.

The cost to a holder of the Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with adjusted cost base of all other Trust Units held by such holder as capital property to determine the adjusted cost base to the holder of each Trust Unit.

Counsel expresses no opinion as to whether the Exchangeable Shares are qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education saving plans.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada. Details of all of the securities of the Trust held by the directors and officers of Trinidad are set forth under the heading "Directors and Officers" in the AIF.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE CORPORATION

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed

receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated February ●, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated February 7, 2003 except as to note 14 which is as of April 1, 2003.

Chartered Accountants

Calgary, Alberta
February ●, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated February ●, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

Chartered Accountants

Calgary, Alberta
February ●, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated February ●, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**") in connection with the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("**Arrow**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus of our report to the shareholders of Arrow on the balance sheets as at June 30, 2003 and 2002 and the statements of income and retained earnings and cash flows for the three years ended June 30, 2003, 2002 and 2001. Our report is dated July 25, 2003.

Chartered Accountants

Calgary, Alberta
February ●, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated February ●, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

Chartered Accountants

Edmonton, Alberta
February ●, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro Forma Consolidated Financial Statements of the Trust as at September 30, 2003

2. Pro Forma Consolidated Financial Statements of the Trust as at December 31, 2002

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
(Unaudited)
September 30, 2003 and December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February • , 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at September 30, 2003 and unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at September 30, 2003 and for the nine months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003 and the unaudited financial statements of Saturn Drilling Inc. for the 12 months ended November 30, 2002, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003 and the unaudited financial statements of Bear Drilling Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. as at September 30, 2003 and for the nine months then ended and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2002, and found them to be in agreement.

5. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

6. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad" and "Arrow" as at September 30, 2003 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", and "Arrow" for the nine months ended September 30, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn & Arrow Pro Forma" to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear" and "Arrow" for the year ended December 31, 2002 and found the amounts in the column captioned "Trinidad, Bear, Saturn & Arrow Pro Forma" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

S:\DPData\WDP\Trinidad\Compilation report-Sep03.doc

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at September 30, 2003

(in thousands of dollars)

	Trinidad September 30, 2003 $	Arrow September 30, 2003 $	Pro forma adjustments $	Notes	Pro forma September 30, 2003 $
Assets					
Current assets					
Cash	2,392	2,443	(2,443)	2(e)	2,392
Accounts receivable	16,385	4,025	(4,025)	2(e)	16,385
Inventories	468	-	-		468
Prepaid expenses	167	92	(92)	2(e)	167
	19,412	6,560	(6,560)		19,412
Capital assets					
Fixed assets	97,610	9,874	35,126	2(e)	142,610
Other assets					
Goodwill			4,690	2 (e)	4,690
Deferred finance account	939	-	-		939
	117,961	16,434	33,256		167,651
Liabilities					
Current liabilities					
Operating line of credit	5,406	-	-		5,406
Accounts payable	6,464	6,577	(6,577)	2(e)	6,464
Current portion of long-term debt	148	-	-		148
	12,018	6,577	(6,577)		12,018
Long-term debt	42,033	-	3,600	2(e)	45,633
Future income taxes	3,293	1,754	2,936	2(e)	7,983
	57,344	8,331	(41)		65,634
Unitholders' Equity					
Unitholders' capital	55,329	4,737	23,163	2(e)	83,229
Exchangeable shares			13,500	2 (e)	13,500
Retained earnings	5,288	3,366	(3,366)	2 (e)	5,288
	60,617	8,103	33,297		102,017
	117,961	16,434	33,256		167,651

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2002

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2002 $	Saturn Twelve months ended November 30, 2002 $	Bear Twelve months ended December 31, 2002 $	Arrow Twelve months ended December 31, 2002 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, and Arrow Twelve month Pro forma $
Revenue							
Operating	27,490	6,958	16,053	18,255	-		68,756
Expenses							
Operating	18,945	3,600	11,028	13,129	-		46,702
Operating margin	8,545	3,358	5,025	5,126	-		22,054
General and administration	2,896	546	200	1,105	-		4,747
Management bonuses	-	1,846	-	6,360	(8,206)	2(a)	-
EBITDA (1)	5,649	966	4,825	(2,339)	8,206		17,307
Depreciation and amortization	2,158	772	1,930	1,294	520	2(b)	6,674
(Gain) loss on disposal of assets	-	(59)	(225)	(11)	-		(295)
Interest expense (income)	979	10	592	(66)	1,157	2(c)	2,672
Income (loss) before taxes and trust costs	2,512	243	2,528	(3,556)	6,529		8,256
Income taxes							
Current income taxes	115	34	32	(1,415)	1,584	2(d)	350
Future income taxes	648	11	897	-	1,049	2(d)	2,605
	763	45	929	(1,415)	2,633		2,955
Net income before trust costs	1,749	198	1,599	(2,141)	3,896		5,301
Trust re-organization expenses	819	-	-	-	-		819
Future income taxes – reorganization related	(325)	-	-	-	-		(325)
Net income after trust costs	1,255	198	1,599	(2,141)	3,896		4,807

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the nine month period ended September 30, 2003

(in thousands of dollars)

	Trinidad Nine months ended September 30, 2003 $	Saturn January 1 to April 9, 2003 $	Bear Six months ended June 30, 2003 $	Arrow Nine months ended September 30, 2003 $	Pro forma Adjustment $	Notes	Trinidad, Bear, Saturn, and Arrow Nine months pro forma $
Revenue							
Operating	38,231	3,759	12,624	20,045	870	2(f)	75,529
Expenses							
Operating	25,268	1,842	7,400	13,847	600	2(f)	48,957
Operating margin	12,963	1,917	5,224	6,198	270		26,572
General and administration	3,036	150	309	1,031	39	2(f)	4,565
Management bonuses	-	-	709	4,000	(4,709)	2(a)	-
EBITDA (1)	9,927	1,767	4,206	1,167	4,940		22,007
Depreciation and amortization	3,315	231	1,419	1,011	1,874	2(b)	7,850
(Gain) loss on disposal of assets	-	(8)	11	(28)	-		(25)
Interest expense (income)	1,501	(6)	445	(29)	441	2(c)	2,352
Income (loss) before taxes	5,111	1,550	2,331	213	2,625		11,830
Income taxes							
Current income taxes	138	571	604	104	(1,146)	2(d)	271
Future income taxes	495	(3)	260	(23)	2,188	2(d)	2,917
	633	568	864	81	1,042		3,188
Net income	4,478	982	1,467	132	1,583		8,642

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Arrow Drilling Inc. ("Arrow), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The September 30, 2003 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the nine months ended September 30, 2003; the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003 and the unaudited financial statements of Arrow as at and for the nine months ended September 30, 2003. The December 31, 2002 unaudited pro forma consolidated statement of earnings has been prepared from Trinidad's audited consolidated financial statements for the year ended December 31, 2002, Saturn's unaudited financial statements for the twelve months ended November 30, 2002, Bear's unaudited financial statements for the year ended December 31, 2002 and Arrow's unaudited financial statements for the year ended December 31, 2002.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Arrow as described in Note 2 as if they had occurred on September 30, 2003. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2002. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2002.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2002. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	September 30 2003 $	December 31, 2002 $
Saturn	-	(1,846,000)
Bear	(709,000)	-
Arrow	(4,000,000)	(6,360,000)
	(4,709,000)	(8,206,000)

b) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, and Arrow's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	September 30, 2003 $	December 31, 2002 $
Saturn	164,000	(73,000)
Bear	(16,000)	144,000
Arrow	1,726,000	449,000
	1,874,000	520,000

c) During 2002 Trinidad restructured its credit facility to a $45.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Trinidad has an incremental draw down of approximately $3.6 million to be used toward the funding of the Arrow acquisition, reflecting the assumed number of exchangeable shares to be issued by a subsidiary of Trinidad as described in note 5 of the pro forma statements. Interest expense has been increased as follows to reflect the increase in debt as if it had been incurred on January 1, 2002.

	September 30, 2003 $	December 31, 2002 $
Increase in interest expense relating to Saturn acquisition	104,000	386,000
Increase in interest expense relating to Bear acquisition	134,000	473,000
Increase in interest expense relating to Arrow acquisition	203,000	298,000
	441,000	1,157,000

d) Current income tax expenses have been effected as follows:

	September 30, 2003 $	December 31, 2002 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	10,000	39,000
(Decrease) in current income tax due to trust structure	(571,000)	(34,000)
	(561,000)	5,000
Bear		
Increase in large corporation tax relating to Bear acquisition	47,000	95,000
(Decrease) in current income tax due to trust structure	(604,000)	(32,000)
	(557,000)	63,000
Arrow		
Increase in large corporation tax relating to Arrow acquisition	76,000	101,000
(Decrease) Increase in current income tax due to trust structure	(104,000)	1,415,000
	(28,000)	1,516,000
	(1,146,000)	1,584,000

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	September 30, 2003 $	December 31, 2002 $
Saturn	473,000	597,000
Bear	873,000	(195,000)
Arrow	842,000	647,000
	2,188,000	1,049,000

e) Arrow's purchase price allocation has been determined as follows:

Fixed Assets	45,000,000
Goodwill	4,690,000
Future income tax	(4,690,000)
	45,000,000

Financed as follows:	
New equity raised, net of issue costs	27,900,000
Exchangeable shares	13,500,000
Debt financing	3,600,000
	45,000,000

This offering is currently anticipated to close on March 15, 2004 to be priced at $7.80 per unit. Arrow is taking equity of 30% to 40% of the purchase price in exchangeable shares. It is assumed for the purpose of these pro forma statements that 30% of the purchase price is paid in exchangeable shares.

The underwriters of the trust unit offering have an option to acquire up to an additional 250,000 trust units at $7.80 per unit or $1.95 million less underwriters' fees. If this option is exercised in full, long-term debt would be reduced by proceeds received on the issuance of the additional trust units, net of any underwriters' fees.

f) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454,000
Debt financing	16,546,000
	41,000,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

g) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	17,500,000
Less: Minimum earnings Adjustment – January 1 to April 9, 2003	(900,000)
Add: Transaction costs	50,000
Adjusted purchase price	16,650,000
Financed as follows:	
New equity raised, net of issue costs	10,710,000
Debt financing	5,940,000
	16,650,000

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

3 Pro forma funds available for distribution and growth capital expenditures

Pro forma funds available for distribution and growth capital expenditures are as follows for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002.

	September 30, 2003 $	December 31, 2002 $
Net income for the period:	8,642,000	4,807,000
Add (Deduct) non-cash items		
Trust reorganization expenses	-	819,000
Future income taxes – reorganization related	-	(325,000)
Depreciation and amortization	7,850,000	6,674,000
Future income taxes	2,917,000	2,605,000
(Gain) loss on disposal of assets	(25,000)	(295,000)
Funds from operations before trust reorganization	19,384,000	14,285,000

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds available for distributions and growth capital expenditures does not have a standardized meaning prescribed by GAAP; however, Trinidad computes funds available for distributions and growth capital expenditures on a consistent basis for each reporting period.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units and stock options outstanding as at September 30, 2003 and at December 31, 2002, plus the additional trust units issued in connection with the purchases of Saturn, Bear and Arrow.

For purposes of the pro forma statements, the trust units outstanding are as follows:

	September 30, 2003	December 31, 2002
Basic trust units outstanding – Trinidad	10,712,159	10,189,113
Trust units issued in connection with the Saturn acquisition	4,615,385	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	7,222,222	7,222,222
Trust units to be issued in connection with the Arrow acquisition	3,846,154	3,846,154
Pro forma basic trust units outstanding	26,395,920	25,872,874

Pro forma weighted average trust units outstanding do not reflect the issuance of trust units under the November 12, 2003 prospectus. The proceeds related thereto were for general corporate purposes, including the advancement of Trinidad's ongoing capital program through the future construction and acquisition of two 3,500 metre telescopic drilling rigs.

5 Pro forma exchangeable shares

Trinidad will issue 1,730,769 exchangeable shares as partial consideration for Arrow. The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions. Arrow, has the option, until five business days prior to the closing date, to increase the level of exchangeable share consideration by $4.5M with a corresponding decrease in cash consideration.

	September 30, 2003	December 31, 2002
Exchangeable shares	1,730,769	1,730,769

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	September 30, 2003	December 31, 2002
Basic (1)	.31	.17
Diluted (2)	.30	.17

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at September 30, 2003 of 28,126,689 (December 31, 2002 - 27,603,643) which includes pro forma exchangeable shares.

(2) Diluted calculations include 565,532 additional trust units as at September 30, 2003 (December 31, 2002 - 21,101) for the dilutive impact of employee and directors rights and options using the treasury method.

FINANCIAL STATEMENTS OF ARROW DRILLING INC.

1. Unaudited Financial Statements of Arrow as at December 31, 2003 and June 30, 2003 and for the six month periods ended December 31, 2003 and 2002

2. Audited Financial Statements of Arrow as at June 30, 2003, June 30, 2002 and June 30, 2001

Financial Statements

Arrow Drilling Inc.

Unaudited

December 31, 2003

Arrow Drilling Inc.

BALANCE SHEET

As at Unaudited

	December 31, 2003 $	June 30, 2003 $
ASSETS		
Current		
Cash and short term deposits	**1,850,572**	3,741,120
Accounts receivable *[note 9]*	**3,458,261**	2,681,469
Work in progress	**610,845**	176,336
Due from affiliate *[note 8]*	**250,000**	—
Prepaid expenses	**17,539**	171,884
	6,187,217	6,770,809
Drilling rigs and equipment *[note 3]*	**9,502,386**	9,740,234
	15,689,603	16,511,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,107,307**	2,242,332
Major maintenance reserve	**273,491**	—
Income tax payable	**1,286,865**	13,694
Accrued shareholder managers' bonus	**—**	4,000,000
	3,667,663	6,256,026
Future income taxes *[note 6]*	**1,783,118**	1,807,794
Commitments *[note 10]*		
Shareholders' equity		
Share capital *[note 5]*	**5,636,500**	5,836,500
Retained earnings	**4,602,322**	2,610,723
	10,238,822	8,447,223
	15,689,603	16,511,043

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Six months ended December 31 — Unaudited

	2003 $	2002 $
Revenue		
Rig charges	**9,857,867**	5,699,034
Other	**4,513,518**	2,776,760
	14,371,385	8,475,794
Cost of operations		
Rig operating	**5,979,817**	4,005,625
Other	**3,765,632**	2,346,086
	9,745,449	6,351,711
Gross margin	**4,625,936**	2,124,083
Expenses (income)		
Administrative *[note 8]*	**700,182**	521,204
Depreciation	**696,943**	658,315
Interest	**(1,852)**	(37,081)
Loss (gain) on sale of assets	**(17,852)**	2,556
	1,377,421	1,144,994
Income before income tax expense	**3,248,515**	979,089
Income tax expense *[note 6]*		
Current	**1,281,592**	402,245
Future	**(24,676)**	(20,186)
	1,256,916	382,059
Net income for the period	**1,991,599**	597,030
Retained earnings, beginning of period	**2,610,723**	2,347,580
Change in method of accounting for income taxes *[note 2]*	—	289,630
Retained earnings, end of period	**4,602,322**	3,234,240

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Six months ended December 31 Unaudited

	2003 $	2002 $
Operating activities		
Net income for the year	**1,991,599**	597,030
Add (deduct) non-cash items:		
Depreciation	**696,943**	658,315
Loss (gain) on sale of assets	**(17,852)**	2,556
Future income taxes	**(24,676)**	(20,186)
Cash flow from operations	**2,646,014**	1,237,715
Net change in non-cash working capital *[note 7]*	**(3,729,353)**	(7,342,121)
Cash provided used for operating activities	**(1,083,339)**	(6,104,406)
Investing activities		
Proceeds on sale of equipment	**8,000**	13,000
Purchase of equipment	**(470,709)**	(438,994)
Net change in non-cash working capital *[note 7]*	**(144,500)**	—
Cash used for investing activities	**(607,209)**	(425,994)
Financing activities		
Proceeds on issuance of Class D preferred shares	**2,400,000**	3,500,000
Redemption of Class D preferred shares	**(2,600,000)**	(1,500,000)
Cash provided by financing activities	**(200,000)**	2,000,000
Decrease in cash	**(1,890,548)**	(4,530,400)
Cash and short term deposits, beginning of period	**3,741,120**	4,719,258
Cash and short term deposits, end of period	**1,850,572**	188,858

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. These policies are the same as those outlined in the June 30, 2003 audited financial statements.

Revenue

Revenue is recognized on a percentage of completion basis (determined by reference to drilling hours remaining to rig release) which gives rise to work in progress at year end.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at December 31, 2003, no amounts represent short term deposits (June 30, 2003, $2,583,350 with maturity dates ranging from August 1, 2003 to October 1, 2003 and an interest rate of 3.05%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

2. CHANGE IN ACCOUNTING POLICY

Income Taxes

Effective July 1, 2002, the Company adopted the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accounts. Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability recorded using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result, the Company has recorded an adjustment to retained earnings and future income taxes, formerly the deferred tax liability, in the amount of $289,630 as at July 1, 2002.

Prior to July 1, 2002, the Company followed the deferral method of tax allocation accounting under which the provision for income taxes was based on the earnings reported in the accounts. This method made full provision for income taxes deferred as a result of timing differences between income per the financial statements and taxable income.

3. DRILLING RIGS AND EQUIPMENT

	December 31, 2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**17,260,513**	**7,828,501**	**9,432,012**
Vehicles	**175,715**	**135,999**	**39,716**
Computer equipment	**88,247**	**57,591**	**30,656**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	17,557,339	**8,054,953**	**9,502,386**

	June 30, 2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	16,840,202	7,147,341	9,692,861
Vehicles	160,715	141,878	18,837
Computer equipment	75,849	47,315	28,534
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	17,109,630	7,369,396	9,740,234

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

4. AVAILABLE LINE OF CREDIT

The Company had a demand operating line of credit available of $0 as at December 31, 2003 (June 30, 2003 - $1,000,000). At December 31, 2003 and June 30, 2003 there were no borrowings. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company had to meet certain financial and non-financial covenants.

5. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares; $100 par value
Unlimited number of non-voting redeemable and retractable Class C preferred shares; $1 par value
Unlimited number of non-voting redeemable Class D preferred shares; $1 par value

Issued

	December 31, 2003		**June 30, 2003**	
	Number	**$**	**Number**	**$**
Class A common	**9,600**	**960,000**	9,600	960,000
Class B common	**425**	**42,500**	425	42,500
Class D preferred	**4,634,000**	**4,634,000**	4,834,000	4,834,000
Total	**4,644,025**	**5,636,500**	4,844,025	5,836,500

During the six month period ended December 31, 2003, the Company redeemed 2,600,000 Class D shares at a cost of $2,600,000 and issued 2,400,000 Class D shares for proceeds of $2,400,000.

During the year ended June 30, 2003, the Company redeemed 1,500,000 Class D shares at a cost of $1,500,000 and issued 3,500,000 Class D shares for proceeds of $3,500,000.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the six month periods ended December 31, 2003 and the year ended June 30, 2003, no dividends were declared.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

6. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2003 $	2002 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 38.4% (2002 – 39.46%)	**1,247,430**	386,349
Change in tax expense resulting from:		
Non-deductible expenses	**5,470**	11,476
Other	**4,016**	(15,766)
Income tax expense	**1,256,916**	382,059

The future income tax liability is comprised of the tax effect of the following temporary differences:

	December 31, 2003 $	June 30, 2003 $
Future income tax assets		
Cumulative eligible capital	**(2,374)**	(2,177)
Benefit of losses carried forward	—	(1,466)
Future income tax liability		
Capital assets	**1,785,492**	1,811,437
Net future income tax liability	**1,783,118**	1,807,794

7. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Accounts receivable	**(776,793)**	(1,295,387)
Work in progress	**(434,509)**	(450,615)
Due from affiliate	**(250,000)**	—
Prepaid expenses	**449,303**	122,580
Accounts payable and accrued liabilities	**(135,025)**	185,507
Income tax recoverable/payable	**1,273,171**	455,794
Accrued shareholder managers' bonus	**(4,000,000)**	(6,360,000)
	(3,873,853)	(7,342,121)

These changes related to the following activities:

	2003 $	**2002** $
Operating activities	**(3,729,353)**	(7,342,121)
Investing activities	**(144,500)**	—
	(3,873,853)	(7,342,121)

Income taxes paid during the six months were $8,420 (2002 - $55,095 refund) and interest paid during the year was $2,276 (2002 - $552 refund).

8. RELATED PARTY TRANSACTION

During the six month period ended December 31, 2003, the Company was charged $75,000 (2002 - $75,000) in management fees by its parent company, Atlas Concrete Inc. ("Atlas") for administrative services performed on its behalf. The Company also paid $902 (2002 - $1,575) in equipment rental expenditures to a company controlled by Atlas.

These fees were incurred under normal business operations and were recorded at fair values.

The due from affiliate balance relates to a promissory note dated December 15, 2003 between the Company and Atlas, which bears interest at the prime rate.

9. FINANCIAL INSTRUMENTS

a) Credit Risk

100% of accounts receivable at December 31, 2003 were represented by five customers (June 30, 2003 – 98% were represented by five customers).

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, due from affiliate, accounts payable and accrued liabilities and income tax payable. The carrying value of these instruments approximates their fair value.

10. COMMITMENTS

The minimum rental payments under a long-term lease that expires on October 31, 2004 for office space is $39,176.

Financial Statements

Arrow Drilling Inc.

June 30, 2003

AUDITORS' REPORT

To the Shareholders of
Arrow Drilling Inc.

We have audited the balance sheets of **Arrow Drilling Inc.** as at June 30, 2003 and 2002 and the statements of income and retained earnings and cash flows for the three years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the three years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
July 25, 2003

Chartered Accountants

Arrow Drilling Inc.

BALANCE SHEET

As at June 30

	2003 $	2002 $
ASSETS		
Current		
Cash and short term deposits	**3,741,120**	4,719,258
Accounts receivable *[note 9]*	**2,681,469**	1,582,804
Work in progress	**176,336**	84,105
Prepaid expenses	**171,884**	143,500
Income tax recoverable	**—**	58,126
	6,770,809	6,587,793
Drilling rigs and equipment *[note 3]*	**9,740,234**	9,767,777
	16,511,043	16,355,570
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,242,332**	1,724,576
Income tax payable	**13,694**	—
Accrued shareholder managers' bonus	**4,000,000**	6,360,000
	6,256,026	8,084,576
Future income taxes *[note 6]*	**1,807,794**	2,086,914
Commitments *[note 10]*		
Shareholders' equity		
Share capital *[note 5]*	**5,836,500**	3,836,500
Retained earnings	**2,610,723**	2,347,580
Total shareholders' equity	**8,447,223**	6,184,080
	16,511,043	16,355,570

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended June 30

	2003 $	2002 $
Revenue		
Rig charges	**15,244,111**	17,014,892
Other	**6,946,363**	8,101,764
	22,190,474	25,116,656
Cost of operations		
Rig operating	**10,198,358**	10,080,585
Other	**5,494,081**	6,184,477
	15,692,439	16,265,062
Gross margin	**6,498,035**	8,851,594
Expenses (income)		
Administrative *[note 8]*	**1,229,264**	1,296,319
Depreciation	**1,323,034**	1,250,522
Interest	**(52,413)**	(93,834)
Net gain on sale of assets	**(4,143)**	(16,234)
	2,495,742	2,436,773
Income before shareholder managers' bonus	**4,002,293**	6,414,821
Shareholder managers' bonus	**4,000,000**	6,360,000
Income before income tax expense	**2,293**	54,821
Income tax expense *[note 6]*		
Current	**18,270**	15,000
Future	**10,510**	60,510
	28,780	75,510
Net loss for the year	**(26,487)**	(20,689)
Retained earnings, beginning of year	**2,347,580**	2,368,269
Change in method of accounting for income taxes *[note 2]*	**289,630**	—
Retained earnings, end of year	**2,610,723**	2,347,580

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Year ended June 30

	2003 $	2002 $
Operating activities		
Net loss for the year	**(26,487)**	(20,689)
Add (deduct) non-cash items:		
Depreciation	**1,323,034**	1,250,522
(Gain) on sale of assets	**(4,143)**	(16,234)
Future income taxes	**10,510**	60,510
Cash flow from operations	**1,302,914**	1,274,109
Net change in non-cash working capital *[note 7]*	**(2,552,237)**	1,415,027
Cash provided by (used for) operating activities	**(1,249,323)**	2,689,136
Investing activities		
Proceeds on sale of equipment	**71,500**	16,236
Purchase of equipment	**(1,362,848)**	(1,439,543)
Net change in non-cash working capital *[note 7]*	**(437,467)**	68,860
Cash used for investing activities	**(1,728,815)**	(1,354,447)
Financing activities		
Proceeds on issuance of Class D preferred shares	**3,500,000**	3,750,000
Redemption of Class D preferred shares	**(1,500,000)**	(3,750,000)
Proceeds on issuance of Class B common shares	**—**	8,500
Cash provided by financing activities	**2,000,000**	8,500
Increase (decrease) in cash	**(978,138)**	1,343,189
Cash and short term deposits, beginning of year	**4,719,258**	3,376,069
Cash and short term deposits, end of year	**3,741,120**	4,719,258

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March, 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue

Revenue is recognized on a percentage of completion basis (determined by reference to drilling hours remaining to rig release) which gives rise to work in progress at year end.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at June 30, 2003, $2,583,350 are short term deposits with maturity dates ranging from August 1, 2003 to October 1, 2003 and an interest rate of 3.05% (2002 - $4,231,957 with interest rates ranging from 2.20% to 2.50%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. CHANGE IN ACCOUNTING POLICY

Income Taxes

Effective July 1, 2002, the Company adopted, retroactively without restatement, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accounts. Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability recorded using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result, the Company has recorded an adjustment to retained earnings and future income taxes, formerly the deferred tax liability, in the amount of $289,630 as at July 1, 2002.

Prior to July 1, 2002, the Company followed the deferral method of tax allocation accounting under which the provision for income taxes was based on the earnings reported in the accounts. This method made full provision for income taxes deferred as a result of timing differences between income per the financial statements and taxable income.

3. DRILLING RIGS AND EQUIPMENT

	2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**16,840,202**	**7,147,341**	**9,692,861**
Vehicles	**160,715**	**141,878**	**18,837**
Computer equipment	**75,849**	**47,315**	**28,534**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	17,109,630	**7,369,396**	**9,740,234**

	2002		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	15,633,297	5,979,826	9,653,471
Vehicles	182,172	114,249	67,923
Computer equipment	83,016	36,635	46,381
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	15,931,349	6,163,572	9,767,777

4. AVAILABLE LINE OF CREDIT

The Company has a demand operating line of credit available of $1,000,000 (2002 - $1,500,000) with interest at the bank's prime rate. At June 30, 2003 and 2002 there were no borrowings under this line of credit. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company must meet certain financial and non-financial covenants.

5. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares; $100 par value
Unlimited number of non-voting redeemable and retractable Class C preferred shares; $1 par value
Unlimited number of non-voting redeemable Class D preferred shares; $1 par value

Issued

	2003		2002	
	Number	$	Number	$
Class A common	**9,600**	**960,000**	9,600	960,000
Class B common	**425**	**42,500**	425	42,500
Class D preferred	**4,834,000**	**4,834,000**	2,834,000	2,834,000
Total	**4,844,025**	**5,836,500**	2,844,025	3,836,500

During the year ended June 30, 2003, the Company redeemed 1,500,000 Class D shares at a cost of $1,500,000 and issued 3,500,000 Class D shares for proceeds of $3,500,000.

During the year ending June 30, 2002, the Company redeemed 3,750,000 Class D shares at a cost of $3,750,000 and issued 3,750,000 Class D shares for proceeds of $3,750,000. In addition, during the year ended June 30, 2002 the Company issued 85 Class B common shares for proceeds of $8,500.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the years ended June 30, 2003 and 2002, no dividends were declared.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

6. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2003 $	2002 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 39.46% (2002 - 42.28%)	**905**	23,178
Change in tax expense resulting from:		
Non-deductible expenses	**25,337**	36,679
Other	**2,538**	15,653
Income tax expense	**28,780**	75,510

The future income tax liability at June 30, 2003 is comprised of the tax effect of the following temporary differences:

	2003 $	2002 $
Future income tax assets		
Cumulative eligible capital	**(2,177)**	—
Benefit of losses carried forward	**(1,466)**	—
Future income tax liability		
Capital assets	**1,811,437**	2,086,914
Net future income tax liability	**1,807,794**	2,086,914

7. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Accounts receivable	**(1,098,665)**	2,451,618
Work in progress	**(92,231)**	(8,321)
Prepaid expenses	**(28,384)**	(59,947)
Accounts payable and accrued liabilities	**517,756**	(514,658)
Income tax recoverable/payable	**71,820**	(144,805)
Accrued shareholder managers' bonus	**(2,360,000)**	(240,000)
	(2,989,704)	1,483,887

These changes related to the following activities:

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

	2003 $	2002 $
Operating activities	**(2,552,237)**	1,415,027
Investing activities	**(437,467)**	68,860
	(2,989,704)	1,483,887

Income taxes paid during the year were $2,353 (2002 - $86,680) and interest paid during the year was $1,855 (2002 - $nil).

8. RELATED PARTY TRANSACTION

During the year, the Company was charged $150,000 (2002 - $150,000) in management fees by its parent company, Atlas Concrete Inc. ("Atlas") for administrative services performed on its behalf. The Company also paid $29,774 (2002 - $13,191) in equipment rental expenditures to a company controlled by Atlas.

These fees were incurred under normal business operations and were recorded at fair values.

9. FINANCIAL INSTRUMENTS

a) Credit Risk

Approximately 98% of accounts receivable at June 30, 2003 were represented by five customers (2002 – 97% were represented by three customers).

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, accounts payable, income tax payable/recoverable, and accrued shareholder managers' bonus. The carrying value of these instruments approximates their fair value.

10. COMMITMENTS

The minimum rental payments under a long-term lease for office space are as follows:

	$
2004	47,012
2005	39,176
	86,188

11. SUBSEQUENT EVENT

Subsequent to June 30, 2003, the Company passed a resolution to redeem 1.1 million Class D preferred shares at $1 per share.

Financial Statements

Arrow Drilling Inc.

June 30, 2002

Arrow Drilling Inc.

BALANCE SHEET

As at June 30

	2002 $	2001 $
ASSETS		
Current		
Cash and short term deposits	**4,719,258**	3,376,069
Accounts receivable	**1,582,804**	4,034,422
Work in progress	**84,105**	75,784
Prepaid expenses	**143,500**	83,553
Income tax recoverable	**58,126**	—
Total current assets	**6,587,793**	7,569,828
Drilling rigs and equipment *[note 2]*	**9,767,777**	9,578,758
	16,355,570	17,148,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**1,724,576**	2,239,234
Income tax payable	—	86,679
Accrued shareholder managers' bonus	**6,360,000**	6,600,000
Total current liabilities	**8,084,576**	8,925,913
Deferred income taxes	**2,086,914**	2,026,404
Commitments *[note 9]*		
Shareholders' equity		
Share capital *[note 4]*	**3,836,500**	3,828,000
Retained earnings	**2,347,580**	2,368,269
Total shareholders' equity	**6,184,080**	6,196,269
	16,355,570	17,148,586

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended June 30

	2002 $	2001 $
Revenue		
Rig charges	**17,014,892**	18,487,892
Other	**8,101,764**	7,840,259
	25,116,656	26,328,151
Cost of operations		
Rig operating	**10,080,585**	10,894,875
Other	**6,184,477**	6,189,252
	16,265,062	17,084,127
Gross margin	**8,851,594**	9,244,024
Expenses (income)		
Administrative *[note 7]*	**1,296,319**	1,277,008
Depreciation	**1,250,522**	1,112,640
Interest	**(93,834)**	(127,573)
Net gain on sale of assets	**(16,234)**	(15,788)
	2,436,773	2,246,287
Income before shareholder managers' bonus	**6,414,821**	6,997,737
Shareholder managers' bonus	**6,360,000**	6,600,000
Income before income tax expense	**54,821**	397,737
Income tax expense *[note 5]*		
Current	**15,000**	81,313
Deferred	**60,510**	106,696
	75,510	188,009
Net (loss) income for the year	**(20,689)**	209,728
Retained earnings, beginning of year	**2,368,269**	2,419,791
Dividends declared on Class A common shares	**—**	(261,250)
Retained earnings, end of year	**2,347,580**	2,368,269

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Year ended June 30

	2002 $	2001 $
Operating activities		
Net (loss) income for the year	**(20,689)**	209,728
Add (deduct) non-cash items:		
Depreciation	**1,250,522**	1,112,640
Gain on sale of assets	**(16,234)**	(15,788)
Deferred income taxes	**60,510**	106,696
Cash flow from operations	**1,274,109**	1,413,276
Net change in non-cash working capital *[note 6]*	**1,415,027**	682,175
Cash provided by operating activities	**2,689,136**	2,095,451
Investing activities		
Proceeds on sale of equipment	**16,236**	193,465
Purchase of equipment	**(1,370,683)**	(1,675,125)
Sale of investment	**—**	261,250
Cash used for investing activities	**(1,354,447)**	(1,220,410)
Financing activities		
Proceeds on issuance of Class D preferred shares	**3,750,000**	2,100,000
Redemption of Class D preferred shares	**(3,750,000)**	(2,250,000)
Dividends declared on Class A common shares	**—**	(261,250)
Proceeds on issuance of Class B common shares	**8,500**	34,000
Cash provided by (used for) financing activities	**8,500**	(377,250)
Increase in cash	**1,343,189**	497,791
Cash and short term deposits, beginning of year	**3,376,069**	2,878,278
Cash and short term deposits, end of year	**4,719,258**	3,376,069

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March, 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue

Revenue is recognized on a percentage of completion basis (determined by reference to drilling hours remaining to rig release) which gives rise to work in progress at year end.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at June 30, $4,231,957 are short term deposits with maturity dates ranging from July 3, 2002 to Sept. 17, 2002 and interest rates ranging from 2.20 to 2.50% (2001 - $3,185,040 with interest rates ranging from 4.00% to 4.25%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

Income taxes

The Company follows the deferred tax allocation method of accounting under which the income tax provision is based on the earnings reported in the accounts. Under this method, the Company makes full provision for income taxes deferred as a result of claiming capital cost allowance in excess of the amounts provided for depreciation in the accounts.

Stock option plan

The Company has a stock option plan which is described in note 4. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

2. DRILLING RIGS AND EQUIPMENT

	2002		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**15,633,297**	**5,979,826**	**9,653,471**
Vehicles	**182,172**	**114,249**	**67,923**
Computer equipment	**83,016**	**36,635**	**46,381**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	15,931,349	**6,163,572**	**9,767,777**

	2001		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	14,598,043	5,118,582	9,479,461
Vehicles	167,035	110,842	56,193
Computer equipment	81,575	38,473	43,102
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	14,879,517	5,300,759	9,578,758

3. AVAILABLE LINE OF CREDIT

The Company has a demand operating line of credit available of $1,500,000 with interest at the bank's prime rate. At June 30, 2002 and 2001 there were no borrowings under this line of credit. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company must meet certain financial and non-financial covenants.

4. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares
Unlimited number of non-voting redeemable and retractable Class C preferred shares
Unlimited number of non-voting redeemable Class D preferred shares

Issued

	2002		2001	
	Number	**$**	**Number**	**$**
Class A	**9,600**	**960,000**	9,600	960,000
Class B	**425**	**42,500**	340	34,000
Class D	**2,834,000**	**2,834,000**	2,834,000	2,834,000
Total	**2,844,025**	**3,836,500**	2,843,940	3,828,000

During the year ending June 30, 2002, the Company redeemed 3,750,000 Class D shares at a cost of $3,750,000 and issued 3,750,000 Class D shares for proceeds of $3,750,000. In addition, during the year ended June 30, 2002 the Company issued 85 Class B common shares for proceeds of $8,500.

During the year ending June 30, 2001, the Company redeemed 2,250,000 Class D shares at a cost of $2,250,000 and issued 2,100,000 Class D shares for proceeds of $2,100,000. In addition, during the year ended June 30, 2001 the Company issued 340 Class B common shares for proceeds of $34,000.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the year ended June 30, 2002, no dividends were declared.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

Stock options

The Company has a stock option plan for senior management. Under the terms of the plan, option holders may purchase shares at a cost of $100 per share for a period of 5 years from the date at which the options vest.

There were no options outstanding for the year ended June 30, 2002.

5. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2002 $	2001 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 42.28% (2001 - 43.62%)	**23,178**	173,493
Change in tax expense resulting from:		
Non-deductible expenses	**36,679**	14,167
Capital gain on sale of assets	—	70,072
Other	**15,653**	(69,723)
Income tax expense	**75,510**	188,009

6. CHANGE IN NON-CASH WORKING CAPITAL

	2002 $	2001 $
Accounts receivable	**2,451,618**	(1,998,851)
Work in progress	**(8,321)**	(22,146)
Prepaid expenses	**(59,947)**	(41,884)
Accounts payable and accrued liabilities	**(514,658)**	210,460
Income tax recoverable/payable	**(144,805)**	65,925
Accrued shareholder managers bonus	**(240,000)**	2,589,046
	1,483,887	802,550

These changes related to the following activities:

	2002 $	2001 $
Operating activities	**1,415,027**	682,175
Investing activities	**68,860**	120,375
	1,483,887	802,550

Income taxes paid during the year were $86,680 (2001 - $52,614).

7. RELATED PARTY TRANSACTION

During the year, the Company was charged $150,000 (2001 - $150,000) in management fees by its parent company for administrative services performed on its behalf.

8. FINANCIAL INSTRUMENTS

a) Credit Risk

Approximately 97% of accounts receivable at June 30, 2002 (2001 – 99%) were represented by three customers.

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, accounts payable and accrued shareholder managers' bonus. The carrying value of these instruments approximates their fair value.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

9. COMMITMENTS

The minimum rental payments under a long-term lease for office space are as follows:

	$
2003	39,947
2004	39,947
2005	13,316
	93,210

FINANCIAL STATEMENTS OF BEAR DRILLING LTD.

1. Audited Financial Statements of Bear Drilling Ltd. as at April 30, 2003, April 30, 2002 and April 30, 2001

Financial Statements of

Bear Drilling Ltd.

April 30, 2003

Index to Financial Statements

BEAR DRILLING LTD.
April 30, 2003

2900 Bell Tower

10104-103 Avenue

Edmonton, Alberta

T5J 0H8

Tel: 780.424.3000

Fax: 780.429.4817

www.krpgroup.com

An independent member firm of




KRP
LLP
KINGSTON•ROSS•PASNAK

July 10, 2003
Edmonton, Alberta

Auditors' Report

To the directors of Bear Drilling Ltd.:

We have audited the balance sheets of Bear Drilling Ltd. as at April 30, 2003, as at April 30, 2002 and as at April 30, 2001 and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2003, as at April 30, 2002 and as at April 30, 2001 and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.



Kingston Ross Pasnak LLP
Chartered Accountants

Statement of Income and Retained Earnings

BEAR DRILLING LTD.
Year ended April 30, 2003

	2003	Restated Note 2 2002	Restated Note 2 2001
REVENUE	$18,600,645	$18,317,805	$13,751,209
EXPENSES			
Operating	12,115,527	11,592,337	8,403,517
Amortization	2,171,587	1,678,548	1,302,348
General and administrative	1,078,079	2,254,073	1,220,683
Interest on long-term debt	573,904	599,937	481,583
Other interest	126,464	32,055	95,144
	16,065,561	16,156,950	11,503,275
INCOME FROM OPERATIONS	2,535,084	2,160,855	2,247,934
OTHER INCOME			
Gain on disposal of equipment	224,693	6,136	8,000
INCOME BEFORE INCOME TAXES	2,759,777	2,166,991	2,255,934
INCOME TAXES			
Current	91,764	17,468	14,167
Future	836,289	707,629	981,906
	928,053	725,097	996,073
NET INCOME	**1,831,724**	**1,441,894**	**1,259,861**
RETAINED EARNINGS, AS PREVIOUSLY REPORTED	4,635,140	3,193,246	1,917,439
RESTATEMENT RELATED TO PREVIOUS YEAR (Note 2)	-	-	15,946
RETAINED EARNINGS, END OF YEAR	$6,466,864	$4,635,140	$3,193,246

BEAR DRILLING LTD.
April 30, 2003

	2003	Restated Note 2 2002	Restated Note 2 2001
ASSETS			
CURRENT ASSETS			
Cash	$ -	$ -	$ 223,283
Accounts receivable	8,902,280	4,852,448	3,980,889
Accounts receivable from related parties (Note 3)	2,441	2,600	891
Prepaid expenses	188,281	127,563	21,550
	9,093,002	4,982,611	4,226,613
CAPITAL ASSETS (Note 4)	25,875,836	19,845,704	15,864,659
	$34,968,838	$24,828,315	$20,091,272
LIABILITIES AND SHAREHOLDERS 'EQUITY			
CURRENT LIABILITIES			
Bank indebtedness (Note 5)	$2,709,375	$358,012	$ -
Accounts payable and accrued liabilities (Note 6)	3,358,222	1,718,541	2,541,687
Accounts payable to related parties (Note 3)	974,652	1,849,521	1,211,323
Income taxes payable	13,320	5,908	11,614
Salary payable	216,250	510,000	156,000
Current portion of long-term debt	55,422	53,795	2,061,962
Advances from related party (Note 7)	933,300	285,480	-
Bank loans (Note 8)	13,422,253	2,876,242	-
Shareholders' loans (Note 9)	2,601,934	2,556,954	1,955,834
	24,284,728	10,214,453	7,938,420
LONG-TERM DEBT (Note 10)	104,025	-	-
BANK LOANS (Note 8)	-	6,701,791	6,390,303
FUTURE INCOME TAXES	4,113,120	3,276,830	2,569,202
	28,501,873	20,193,074	16,897,925
SHARE CAPITAL			
Authorized (Note 11)			
Issued:			
100 Class A voting shares	100	100	100
1 Class B voting, non-cumulative, redeemable preferred share, redeemable for $1	1	1	1
RETAINED EARNINGS	6,466,864	4,635,140	3,193,246
	6,466,965	4,635,241	3,193,347
	$34,968,838	$24,828,315	$20,091,272

APPROVED BY THE BOARD

"Allan Sawin" Director

"Adrian LaChance" Director

Statement of Cash Flows

BEAR DRILLING LTD.
Year ended April 30, 2003

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	$14,549,539	$17,441,888	$12,143,018
Cash paid to suppliers and employees	(12,863,231)	(13,783,371)	(6,619,698)
Interest received	1,433	2,648	625
Interest paid	(700,368)	(631,992)	(576,727)
Income taxes paid	(4,381)	(23,174)	(3,018)
	982,992	3,005,999	4,944,200
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of capital assets	(8,581,651)	(5,711,957)	(8,204,508)
Proceeds on disposal of capital assets	604,625	58,500	33,000
	(7,977,026)	(5,653,457)	(8,171,508)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from related parties	96,220	837,080	(585,186)
Proceeds from bank loans	7,059,447	3,613,263	5,500,000
Repayment of bank loans	(3,109,576)	(2,433,700)	(1,221,355)
Advances from shareholders	596,580	49,520	-
	4,642,671	2,066,163	3,693,459
NET INCREASE (DECREASE) IN CASH	(2,351,363)	(581,295)	466,151
CASH (DEFICIENCY), BEGINNING OF YEAR	(358,012)	223,283	(242,868)
CASH (DEFICIENCY), END OF YEAR	$ (2,709,375)	$ (358,012)	$ 223,283

BEAR DRILLING LTD.
April 30, 2003

Note 1
Significant Accounting Policies

Significant accounting policies observed in the preparation of the financial statements are summarized below. These policies are in accordance with Canadian generally accepted accounting principles.

General

The company is incorporated under the Business Corporations Act of Alberta and its principal business activity is oil well servicing and drilling.

Capital Assets

Capital assets are recorded at cost. The company provides amortization on its capital assets using the following methods and rates:

	Methods	Rates
Rigs and rig equipment	Straight-line	15 yrs
Mobile and office equipment	Diminishing balance	20%
Automotive equipment	Diminishing balance	30%
Computer equipment	Diminishing balance	30%

Future Income Taxes

The company follows the future tax method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying value of assets and liabilities and their tax basis. Future income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when enacted. The future income tax balance arises from capital cost allowance claimed for tax purposes in excess of amortization deducted from accounting income.

Statement of Cash Flows

The company is using the direct method in its presentation of the Statement of Cash Flows.

Financial Instruments

The company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable, amounts due from (to) related parties, amounts due to shareholders and long-term debt. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BEAR DRILLING LTD.
April 30, 2003

Note 2
Change in Accounting Policies

Effective in 2003, the company has prospectively changed the classification of its demand capital loan as required by the CICA under EIC-122 "Balance Sheet Classification of Callable Debt and Debt Obligations to be Refinanced". Under this new standard, the classification of callable debt obligations as current liability reflects the creditors' legal right pursuant to credit facilities to demand payment of the debt regardless of repayment schedule and compliance with covenants. As at April 30, 2003, the company is in compliance with the terms and conditions under its credit facilities.

Although the demand bank loan is classified on the balance sheet as a current liability, due to its demand nature, it is subject to repayment terms extending beyond the current year, as set out in Note 8. Also, the amounts due to related parties referred to in Note 7, have been reclassified as current.

Effective May 1, 2002, the company adopted the new accounting recommendation of the CICA for accounting for income taxes using the asset and future liability method. The new method was applied retroactively with restatement of the 2002 and 2001 financial statements. For 2002 and 2001, the company followed the deferral method of accounting for the tax effect on timing differences between taxable income and income recorded in the financial statements. The change has been applied retroactively with restatement, resulting in a cumulative increase to the opening balance of retained earnings of 2001 of $15,946, an increase in net income for 2001 of $37,727 and a corresponding decrease in the liabilities of $53,673, related to the change from deferred to future tax.. For 2002, net income has increased by $191,371 with a corresponding decrease in liabilities, related to the change from deferred to future tax.

Note 3
Related Party Trade Accounts

Amounts included in the related party trade accounts arose in the normal course of operations and are subject to the same terms as other third party trade accounts.

Note 4
Capital Assets

			2003	**2002**	**2001**
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Rigs and rig equipment	$33,043,363	$7,188,025	$25,855,338	$19,827,253	$15,846,460
Mobile and office equipment	15,235	7,573	7,662	6,320	5,136
Automotive equipment	7,979	6,063	1,916	2,737	3,910
Computer equipment	27,537	16,617	10,920	9,394	9,153
	$33,094,114	**$7,218,278**	**$25,875,836**	**$19,845,704**	**$15,864,659**

Amortization provided for in the current year totaled $2,171,587; (2002 - $1,678,548, 2001 - $1,302,340).

BEAR DRILLING LTD.
April 30, 2003

Note 5
Bank Indebtedness

	2003	2002	2001
Current account, cheques written in excess of bank balance	$ 779,375	$308,012	$ -
Operating loan	1,930,000	50,000	-
	$2,709,375	$358,012	$ -

The operating loan is due on demand, bears interest at prime plus 0.25%, and is secured by a general security agreement with a fixed charge on rigs, the postponement of claims by specific related parties, and an assignment of insurance.

Note 6
Accounts Payable

Included in accounts payable is $1,265,736 (2002 - $1,926) payable to suppliers who have registered a general security agreement against specific rig equipment. Scheduled payments will reduce this balance to NIL by December 2003 at which time the company will be able to discharge the encumbrances.

Note 7
Advances From Related Party

	2003	2002	2001
Advances From Related Party			
Embee Consulting Ltd. non-interest bearing	$933,300	$285,480	$ -

Embee Consulting Ltd. is a company related by virtue of common shareholders. All advances are unsecured, due on demand and have no specified terms of repayment.

BEAR DRILLING LTD.
April 30, 2003

Note 8
Bank Loans

	2003	2002	2001
Bank loan payable issuance #1, blended monthly payment of $80,100, interest at prime plus 0.5%, due May 2005	$1,452,886	$2,313,988	$3,126,849
Bank loan payable issuance #2, blended monthly payment of $110,900, interest at prime plus 0.5%, due February 2006	3,116,925	4,265,477	5,325,416
Bank loan payable issuance #3, blended monthly payment of $60,000, interest at prime plus 0.5%, due December 2006	1,361,685	1,998,568	-
Bank loan payable issuance #4 blended monthly payment of $23,500, interest at prime plus 0.5%, due May 2006	762,862	1,000,000	-
Bank loan payable issuance #5 blended monthly payment of $26,500, interest at prime plus 0.5%, due December 2007	1,318,707	-	-
Bank loan payable issuance #6 blended monthly payment of $106,350, interest at prime plus 0.5%, due April 2007	5,409,188	-	-
	13,422,253	9,578,033	8,452,265
Principal amounts included in current liabilities	13,422,253	2,876,242	2,061,962
	$ -	$6,701,791	$6,390,303

The debt is secured by a general security agreement with a fixed charge on rigs, the postponement of claims by specific related parties and an assignment of insurance.

Scheduled principal repayments due in future years are as follows:

2004	$ 4,888,200
2005	4,090,488
2006	2,330,621
2007	1,480,172
2008	632,772
	$13,422,253

BEAR DRILLING LTD.
April 30, 2003

Note 9
Shareholders' Loans

	2003	2002	2001
Promissory note bearing interest at prime plus 1%	$1,770,834	$1,770,834	$1,770,834
Non-interest bearing advances	831,100	234,520	185,000
Advances, interest at prime	-	551,600	-
	$2,601,934	$2,556,954	$1,955,834

The advances are due on demand and have no specified terms of repayment. One of the shareholders has secured their loan in the amount of $2,160,834 with a general security agreement.

Note 10
Long-Term Debt

	2003	2002	2001
Finance contract payable in monthly payments of $4,802 including interest. Total finance charges on the 36 month contract equal $4,579. The principal amount is due February, 2006, secured by equipment with a book value of $184,800.	$159,447	$53,795	$ -
Principal amounts included in current liabilities	55,422	53,795	-
	$104,025	$ -	$ -

Principal amounts due in future years are as follows:

2004	$ 55,422
2005	56,278
2006	47,747
	$159,447

BEAR DRILLING LTD.
April 30, 2003

Note 11
Share Capital

Authorized:
20,000 Class A voting shares
Unlimited Class B voting, non-cumulative, redeemable preferred shares
Unlimited Class H non-voting, cumulative, redeemable preferred shares

Note 12
Related Party Transactions

	2003	2002	2001
Included in the financial statements are the following items:			
Charges by related parties:			
Supplies, included in operating expenses	$ 945,138	$ 819,531	$ 323,140
Equipment rental, included in operating expenses	$ 724,159	$ 809,073	$ 295,634
Office and shop rental, included in operating expenses	$ 10,272	$ -	$ -
Interest, included in interest on long-term debt	$ 96,911	$ 135,081	$ 147,101
Interest, included in other interest	$ -	$ 30,483	$ 38,436
Management fees, included in general and admin expenses	$1,001,356	$1,578,500	$1,008,800
Capital assets purchased from related parties	$ 115,880	$ 23,864	$ 271,591
Capital assets sold to related parties	$ 475,000	$ -	$ -

All transactions are made with companies related by virtue of common shareholders, with the exception of interest included in interest on long term debt, which was charged by a shareholder. The above transactions occurred in the normal course of operations and are recorded at the exchange amount.

Note 13
Income Taxes

Reconciliation of income tax expense
The company is subject to corporate income taxes at a combined federal and provincial rate of approximately 38.42% (2002 – 40.92%, and 2001 – 44.12%) on its taxable income. The current income tax provision, due to the differences between accounting income and taxable income is as follows:

	2003	2002	2001
Anticipated tax expense based on combined federal and provincial rates	$1,059,754	$886,299	$995,318
Impact of the following differences between accounting income and taxable income:			
Capital cost allowance claimed in excess of amortization	(995,903)	(892,296)	(550,348)
Accounting gains on disposals of capital assets	(63,163)	(1,874)	(1,178)
Loss carry forward set up (applied)	(5,223)	6,102	(448,141)
Non deductible meals and entertainment expense	4,535	1,769	4,349
Current income taxes	-	-	-
Large corporation capital tax	91,764	17,468	14,167
Current income tax provision	$ 91,764	$ 17,468	$ 14,167

Future taxes consist of the following:

	2003	2002	2001
Opening temporary differences	$8,007,895	$5,823,215	$3,557,364
Increase in undepreciated capital cost during the year	3,332,352	1,796,366	5,629,769
Increase in net book value during the year	6,030,132	3,981,046	6,877,159
Decrease in loss carry forward	-	-	1,018,461
Current change in temporary differences	2,697,780	2,184,680	2,265,851
Total temporary differences	$10,705,675	$8,007,895	$5,823,215
Rate applied	38.42%	40.92%	44.12%
Future tax liability	$ 4,113,120	$ 3,276,830	$2,569,202

Note 14
Comparative Figures

Certain of the comparative figures have been reclassified to confirm to the current year's presentation.

Note 15
Subsequent Event

In July 2003, the company sold substantially all of its rigs and rig equipment to a third party for total proceeds of approximately $41,000,000. The assets were not reflected as held for sale in the 2003 statements and the operating results were not separately presented as discontinued operations.

FINANCIAL STATEMENTS OF SATURN DRILLING INC.

1. Unaudited Financial Statements of Saturn Drilling Inc. as at February 28, 2003 and February 28, 2002

2. Audited Financial Statements of Saturn Drilling Inc. as at May 30, 2002

Saturn Drilling Inc.

Financial Statements
(Unaudited)
February 28, 2003

Saturn Drilling Inc.

Balance Sheet
(Unaudited)
As at February 28, 2003

	$
Assets	
Current assets	
Cash	720,549
Accounts receivable	2,839,471
Prepaid expenses	178,752
	3,738,772
Capital assets (note 3)	2,847,366
Future income taxes (note 7)	35,500
	6,621,638
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	901,165
Bonus payable	1,003,235
Term loan (note 5)	420,000
Advances from related companies (note 6)	3,205,074
	5,529,474
Shareholders' Equity	
Share capital (note 8)	75
Retained earnings	1,092,089
	1,092,164
	6,621,638

Approved by the Board of Directors

(signed) "T.W. Graham", Director

(signed) "R.J. Graham", Director

Saturn Drilling Inc.

Statement of Earnings and Retained Earnings
(Unaudited)

	Nine-month period ended February 28,	
	2003	**2002**
	$	**$**
Revenue		
Operating	6,160,103	7,535,356
Expenses		
Operating	3,220,402	3,619,631
General and administrative	300,656	291,117
	3,521,058	3,910,748
	2,639,045	3,624,608
Other income (expenses)		
Management bonuses	(1,003,235)	(2,805,044)
Depreciation and amortization	(549,061)	(538,488)
Interest expense	(21,355)	(43,233)
Interest income	22,762	14,977
Gain (loss) on sale of capital assets	8,015	(1,731)
	(1,542,874)	(3,373,519)
Earnings before income taxes	1,096,171	251,089
Income taxes		
Current	378,025	35,009
Future	4,200	12,700
	382,225	47,709
Net earnings for the period	713,946	203,380
Retained earnings – Beginning of period	378,143	173,032
Retained earnings – End of period	1,092,089	376,412

Saturn Drilling Inc.

Statement of Cash Flows
(Unaudited)

	Nine-month period ended February 28,	
	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net earnings for the period	713,946	203,380
Items not affecting cash		
Depreciation and amortization	549,061	538,488
(Gain) loss on sale of capital assets	(8,015)	1,731
Future income taxes	4,200	12,700
	1,259,192	756,299
Net change in non-cash operating working capital	(1,967,831)	(165,627)
	(708,639)	590,672
Financing activity		
Payments on term loan	(233,333)	(233,333)
Payment to related parties	(43,221)	-
	(276,554)	(233,333)
Investing activity		
Purchase of capital assets	(970,620)	(301,453)
Proceeds from sale of capital assets	34,718	
	(935,902)	(301,453)
Decrease in cash for the period	(1,921,095)	55,886
Cash* – Beginning of period	2,641,644	1,717,021
Cash* – End of period	720,549	1,772,907

* Cash includes cash and highly liquid short-term investments

Excluded from the statement of cash flows are the following non cash transactions:

Bonus payable	(1,777,932)	(570,363)
Advances from related companies	1,777,932	570,363

Supplemental information (note 10)

Saturn Drilling Inc.
Notes to Financial Statements
(Unaudited) February 28, 2003

1 Nature of operations

Saturn Drilling Inc. (the "company") is a privately owned company incorporated under the Alberta Business Corporations Act which operates an oil well drilling business in Alberta.

2 Significant accounting policies

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Drilling equipment	25%
Automotive equipment	30%

Financial instruments

The company's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable and short-term loan. It is management's opinion that the company is not exposed to significant interest, currency, or credit risks other than debt which varies with prime and for a 1% change in prime, earnings would be affected by approximately $5,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Income taxes

The company follows the liability method of accounting for income tax in accordance with the Canadian Institute of Chartered Accountants standard. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

3 Capital assets

	February 28, 2003		
	Cost $	**Accumulated amortization** $	**Net** $
Office equipment	42,652	33,810	8,842
Drilling equipment	9,278,757	6,489,092	2,789,665
Automotive equipment	124,310	75,451	48,859
	9,445,719	6,598,353	2,847,366

4 Operating loan

The company has an unused operating line of credit for the lesser of 67% of accounts receivable, and $700,000 bearing interest at prime plus ½% at TD CanadaTrust which is secured under a general security agreement.

5 Term loan

	February 28, 2003 $
TD CanadaTrust, term loan (a)	420,000

a) The term loan provided financing of $1,400,000. The facility is repayable with principal instalments of $46,667 October to March each fiscal year, and a final payment of $373,331 on March 1, 2003. The facility bears interest at prime plus 1.5% charged monthly. The facility matures on March 1, 2003 and is secured under a general security agreement on all present and after acquired property with a specific assignment of Rig 3, assignment of insurance on Rig #3 and assignment of life insurance on managing shareholder.

The outstanding term loan was repaid on March 1, 2003.

6 Advances from related companies

	February 28, 2003 $
Advances from corporate shareholders	
Dunbar Rig Consultants Ltd.	1,068,358
286598 Alberta Ltd.	1,068,358
281037 Alberta Ltd.	1,068,358
	3,205,074

The advances are non-interest bearing, have no fixed repayment terms, and are due on demand.

7 Income taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial small business rate of 35.00% (2002 - 17.62%) to future taxable income as follows:

	February 28, 2003 $	February 28, 2002 $
Net income before tax	1,096,171	251,089
Tax expense at statutory rate	380,810	44,242
Non-deductible expenses	1,415	3,467
Total tax expense	382,225	47,709

The asset for future income taxes on the company's balance sheet is comprised of a temporary difference to undepreciated capital cost in excess of net book value in the amount of $35,500.

8 Share capital

Authorized

Unlimited number of Class A common voting shares
Unlimited number of Class B common non-voting shares
Unlimited number of Class C preferred non-voting shares
Unlimited number of Class D preferred voting shares
Unlimited number of Class E preferred voting, redeemable, non-cumulative 8% shares
Unlimited number of Class F preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class G preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class H and I preferred non-voting, redeemable, cumulative 10% shares

Issued and outstanding

	$
75 Class A common shares	75

9 Commitments

The company is required to make annual office rental payments of $10,816 until July 2003.

10 Supplemental information

	February 28, 2003 $	February 28, 2002 $
Change in non-cash operating working capital		
Accounts receivable	(2,316,570)	(730,839)
Prepaids	(136,053)	6,596
Bonus payable	(317,316)	572,816
Accounts payable	802,108	(14,200)
	(1,967,831)	(165,627)

During the year, the company had cash flows arising from interest and income taxes paid as follows:

	February 28, 2003 $	February 28, 2002 $
Interest paid	23,188	44,639
Income taxes paid	33,810	30,562

11 Subsequent Events

On April 10, 2003 Saturn Drilling Inc. sold its operating assets to Trinidad Drilling Ltd. The sale includes three drilling rigs, drill pipe, spare parts and other miscellaneous inventory items. The purchase price of these assets was $17.5 million.

Saturn Drilling Inc.

Financial Statements
May 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Auditors' Report

To the Directors of
Saturn Drilling Inc.

We have audited the balance sheet of **Saturn Drilling Inc.** as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta
February 7, 2003

S:\DPData\WDP\Trinidad\Auditors Rpt Saturn_May 2002.doc

Saturn Drilling Inc.

Balance Sheet

As at May 31, 2002

	$
Assets	
Current assets	
Cash	2,641,644
Accounts receivable	522,901
Prepaid expenses	42,699
	3,207,244
Capital assets (note 3)	2,452,508
Future income taxes (note 7)	39,700
	5,699,452
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	99,057
Bonus payable	3,098,481
Term loan (note 5)	653,333
Advances from related companies (note 6)	1,470,363
	5,321,234
Shareholders' Equity	
Share capital (note 8)	75
Retained earnings	378,143
	378,218
	5,699,452

Approved by the Board of Directors

(signed) "T.W. Graham", Director

(signed) "R.J. Graham", Director

Saturn Drilling Inc.

Statement of Earnings and Retained Earnings

For the year ended May 31, 2002

	$
Revenue	
Operating	9,017,896
Expenses	
Operating	4,319,300
General and administrative	530,726
	4,850,026
	4,167,870
Other income (expenses)	
Shareholders' bonuses	(3,100,737)
Depreciation and amortization	(820,388)
Interest	(51,165)
Gain on sale of capital assets	57,240
	(3,915,050)
Earnings before income taxes	252,820
Income taxes	
Current	35,009
Future	12,700
	47,709
Net earnings for the year	205,111
Retained earnings – Beginning of year	173,032
Retained earnings – End of year	378,143

Saturn Drilling Inc.

Statement of Cash Flows

For the year ended May 31, 2002

	$
Cash provided by (used in)	
Operating activities	
Net earnings for the year	205,111
Items not affecting cash	
Depreciation and amortization	820,388
Gain on sale of capital assets	(57,240)
Future income taxes	12,700
	980,959
Net change in non-cash operating working capital	1,476,741
	2,457,700
Financing activity	
Payments on term loan	(280,000)
Investing activities	
Advances to related companies	(900,000)
Purchase of capital assets	(453,679)
Sale of capital assets	100,602
	(1,253,077)
Increase in cash for the year	924,623
Cash* – Beginning of year	1,717,021
Cash* – End of year	2,641,644

* Cash includes cash and highly liquid short-term investments

Excluded from the statement of cash flows are the following non-cash transactions:

Bonus payable	(570,363)
Advances to related companies	570,363

Supplemental information (note 10)

1 Nature of operations

Saturn Drilling Inc. (the "company") is a privately owned company incorporated under the Alberta Business Corporations Act which operates an oil well drilling business in Alberta.

2 Significant accounting policies

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Drilling equipment	25%
Automotive equipment	30%

Financial instruments

The company's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable and short-term loan. It is management's opinion that the company is not exposed to significant interest, currency, or credit risks other than debt which varies with prime and for a 1% change in prime, earnings would be affected by approximately $5,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Income taxes

The company follows the liability method of accounting for income tax in accordance with the Canadian Institute of Chartered Accountants standard. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

3 Capital assets

	Cost $	Accumulated amortization $	Net $
Office equipment	42,652	32,250	10,402
Drilling equipment	8,355,479	5,952,780	2,402,699
Automotive equipment	103,670	64,263	39,407
	8,501,801	6,049,293	2,452,508

4 Operating loan

The company has an unused operating line of credit for the lesser of 67% of accounts receivable and $700,000 bearing interest at prime plus ½% at TD CanadaTrust Bank which is secured under a general security agreement.

5 Term loan

	$
TD CanadaTrust, term loan (a)	653,333

a) The term loan provided financing of $1,400,000. The facility is repayable with principal instalments of $46,667 October to March each fiscal year, and a final payment of $373,331 on March 1, 2003. The facility bears interest at prime plus 1.5% charged monthly. The facility matures on March 1, 2003 and is secured under a general security agreement on all present and after acquired property with a specific assignment of Rig #3 (with a net book value of $965,177), assignment of insurance on Rig #3 and assignment of life insurance on managing shareholder.

Principal payments due within the next year are as follows:

	$
2003	653,333

6 Advances from related companies

	$
Advances from corporate shareholders	
Dunbar Rig Consultants Ltd.	490,121
286598 Alberta Ltd.	490,121
281037 Alberta Ltd.	490,121
	1,470,363

The advances are non-interest bearing, have no fixed repayment terms, and are due on demand.

7 Income taxes

The company retroactively adopted the liability method of accounting for income taxes in accordance with the Canadian Institute of Chartered Accountants new standard. The effect of the change on the May 31, 2001 financial statements was to decrease future income tax asset by $9,300 and decrease retained earnings by $9,300.

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial small business rate of 17.62% to future taxable income as follows:

	$
Net income before tax	252,820
Tax expense at statutory rate	44,547
Non-deductible expenses	3,162
Total tax expense	47,709

The asset for future income taxes on the company's balance sheet is comprised of a temporary difference of undepreciated capital cost in excess of net book value in the amount of $39,700.

8 Share capital

Authorized

Unlimited number of Class A common voting shares
Unlimited number of Class B common non-voting shares
Unlimited number of Class C preferred non-voting shares
Unlimited number of Class D preferred voting shares
Unlimited number of Class E preferred voting, redeemable, non-cumulative 8% shares
Unlimited number of Class F preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class G preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class H and I preferred non-voting, redeemable, cumulative 10% shares

Issued and outstanding

	$
75 Class A common shares	75

9 Commitments

The company is required to make annual office rental payments of $10,816 until July 2003.

10 Supplemental information

	$
Change in non-cash operating working capital	
Accounts receivable	877,960
Prepaids	(4,524)
Bonus payable	1,436,616
Accounts payable	(833,311)
	1,476,741

During the year, the company had cash flows arising from interest and income taxes paid as follows:

	$
Interest paid	56,415
Income taxes paid	36,959

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: February 23, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) "Michael E. Heier"
Chairman and Chief Executive Officer

By: (signed) "Brent J. Conway"
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) "Kevin A. Bennett"
Director

By: (signed) "Peter J. Gross"
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) "Michael E. Heier"
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: February 23, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) "Jason Holtby"

CIBC WORLD MARKETS INC.

By: (signed) "Arthur Korpach"

HAYWOOD SECURITIES INC.

By: (signed) "David McGorman"

TD SECURITIES INC.

By: (signed) "Gregory B. Saksida"

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) "Kurt Molnar"

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated February 23, 2004.

DATED at Calgary, Alberta this February 23, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00615446

TRINIDAD ENERGY SERVICES INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE GÉNÉRALE ANNUELLE ET EXTRAORDINAIRE QUI AURA LIEU LE LUNDI 9 JUIN 2003

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire (l'*assemblée*) des porteurs (les *porteurs de parts*) de parts de fiducie (les *parts*) de Trinidad Energy Services Income Trust (la *Fiducie*) aura lieu à la salle Viking, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary (Alberta) à 10 h (heure de Calgary) le lundi 9 juin 2003 aux fins suivantes :

1. recevoir et examiner les états financiers de la Fiducie pour l'exercice terminé le 31 décembre 2002 ainsi que le rapport des vérificateurs s'y rapportant;

2. nommer les administrateurs de Trinidad Drilling Ltd. pour l'année qui vient ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés;

3. nommer les vérificateurs de la Fiducie pour l'année qui vient et autoriser les administrateurs de Trinidad Drilling Ltd. à fixer leur rémunération;

4. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe A de la circulaire de sollicitation de procurations jointe aux présentes pour autoriser la Fiducie à procéder à un ou plusieurs placements privés au cours des 12 prochains mois à l'issue desquels le nombre de parts émis ou susceptible d'être émis, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, dépassera la règle de 25 % de la TSX, mais pas 75 % des parts en circulation de la Fiducie à la date de la présente circulaire de sollicitation de procurations dans les 12 mois de la date de l'assemblée, comme il est indiqué dans la circulaire de sollicitation de procurations;

5. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe B de la circulaire de sollicitation de procurations jointe aux présentes pour approuver l'adoption du nouveau régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

6. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe C de la circulaire de sollicitation de procurations jointe aux présentes pour approuver et ratifier l'octroi de certains droits aux termes du nouveau régime de primes sous forme de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

7. traiter toute autre question qui peut être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

Le détail des questions à soumettre à l'assemblée est énoncé dans la circulaire de sollicitation de procurations ci-jointe. Les états financiers de la Société pour l'exercice terminé le 31 décembre 2002, y compris le rapport des vérificateurs, paraissent dans le rapport annuel de la Fiducie qui est expédié avec les présentes.

Les porteurs de parts de la Fiducie qui ne peuvent assister à l'assemblée sont priés de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe prévue à cette fin. Pour que la procuration soit valable et soit utilisée à l'assemblée, elle doit être remise à la Fiducie a/s Valiant Trust Company, 550 – 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2 au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'assemblée ou toute reprise de celle-ci.

Les porteurs de parts inscrits à la fermeture des bureaux le 22 avril 2003 auront le droit de voter à l'assemblée. Aucune personne qui acquiert des parts après cette date ne pourra voter à l'assemblée ou à toute reprise de celle-ci.

Le 8 mai 2003

PAR ORDRE DU CONSEIL D'ADMINISTRATION DE TRINIDAD DRILLING LTD.,

Le chef de la direction et administrateur,

(signé) Michael Heier

TRINIDAD ENERGY SERVICES INCOME TRUST

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

en vue de l'assemblée générale annuelle et extraordinaire des porteurs de parts qui aura lieu le lundi 9 juin 2003

PROCURATIONS

Sollicitation de procurations et nomination des fondés de pouvoir

La présente circulaire de sollicitation de procurations (la *circulaire*) est fournie dans le cadre de la sollicitation de procurations par Trinidad Energy Services Income Trust (la *Fiducie*) en vue de l'assemblée générale annuelle et extraordinaire des porteurs (les *porteurs de parts*) de parts de fiducie (les *parts*) de la Fiducie qui aura lieu à 10 h (heure de Calgary) le lundi 9 juin 2003 à la salle Viking, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary (Alberta) et à toute reprise de celle-ci (l'*assemblée*) aux fins énoncées dans l'avis de convocation à l'assemblée générale annuelle et extraordinaire ci-joint (l'*avis de convocation*). Les procurations doivent être remises à Valiant Trust Company, 550 – 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2 au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant la tenue de l'assemblée. Seul un porteur de parts inscrit à la fermeture des bureaux le 22 avril 2003 aura le droit de voter à l'assemblée.

Le document désignant un fondé de pouvoir doit être fait par écrit et porter la signature du porteur de parts ou de son mandataire autorisé par écrit ou, si le porteur de parts est une société, doit porter son sceau ou la signature de l'un des dirigeants ou de ses fondés de pouvoir dûment autorisé.

Les personnes nommées au formulaire de procuration ci-joint sont des administrateurs et des dirigeants de Trinidad Drilling Ltd., filiale en propriété exclusive de la Fiducie (*Trinidad*). Le porteur de parts qui remet une procuration peut nommer une personne, qui n'est pas nécessairement porteur de parts, autre que celles nommées au formulaire de procuration ci-joint pour le représenter à l'assemblée. Pour ce faire, le porteur de parts inscrit le nom de la personne de son choix dans l'espace réservé à cette fin au formulaire de procuration et biffe les autres noms, ou soumet une autre procuration dans une forme adéquate. Le porteur de parts devrait aviser la personne qu'il nomme, obtenir son consentement et lui communiquer des directives quant à la façon d'exercer les droits de vote se rattachant à ses parts. Quoi qu'il en soit, le formulaire de procuration devrait être daté et signé par le porteur de parts ou son mandataire dûment autorisé par écrit.

Avis aux porteurs de parts véritables

Les renseignements paraissant à la présente rubrique revêtent une importance particulière pour bon nombre de porteurs de parts puisque leurs parts ne sont pas immatriculées à leur nom. Les porteurs de parts dont les parts ne sont pas immatriculées à leur nom (les *porteurs de parts véritables*) sont priés de noter que seules les procurations remises par des porteurs de parts dont le nom figure sur les registres de la Fiducie à titre de porteurs de parts inscrits seront reconnues et exécutées à l'assemblée. Si les parts sont inscrites sur un état de compte qu'un courtier remet au porteur de parts, ces parts ne seront pas, dans la plupart des cas, immatriculées au nom du porteur sur les registres de la Fiducie. En effet, elles seront vraisemblablement immatriculées au nom du courtier du porteur ou d'un mandataire de ce courtier. Au Canada, la grande majorité de ces parts sont immatriculées au nom de CDS & Co. (l'appellation d'immatriculation de La Caisse canadienne de dépôt de valeurs Limitée, qui fait fonction de représentant de plusieurs maisons de courtage canadiennes). Les droits de vote se rattachant aux parts détenues par des courtiers ou leurs représentants ne peuvent être exercés (en faveur des résolutions ou contre celles-ci) que selon les directives du porteur de parts véritable. Les courtiers ou les intermédiaires ne peuvent exprimer les voix se rattachant aux parts de leurs clients sans directives précises. La Fiducie ne connaît pas le nom des personnes pour lesquelles les parts immatriculées au nom de CDS & Co. sont détenues.

Les politiques des autorités de réglementation applicables obligent les intermédiaires ou les courtiers à obtenir des directives de vote des porteurs de parts véritables avant la tenue d'assemblées des porteurs de titres. Chaque

intermédiaire ou courtier a adopté ses propres procédures d'envoi postal et donne ses propres directives de retour que les porteurs de parts véritables devraient respecter à la lettre pour que les droits de vote se rattachant à leurs parts soient exercés à l'assemblée. Le formulaire de procuration qu'un courtier transmet à un porteur de parts ne vise toutefois qu'à obtenir du porteur de parts des directives, à l'intention du courtier, quant à la façon dont il exercera les droits de vote au nom du porteur de parts. La majorité des courtiers délèguent maintenant la responsabilité d'obtenir des directives de leurs clients à ADP Investor Communications Corp. (*ADP*). En général, ADP expédie par la poste un formulaire de directives de vote analysable plutôt que le formulaire de procuration. Les porteurs de parts sont priés de remplir et de retourner à ADP le formulaire de directives de vote par la poste ou par télécopieur. Les porteurs de parts peuvent aussi composer un numéro sans frais ou accéder au site Web d'ADP consacré au vote à l'adresse www.proxyvotecanada.com pour indiquer leurs directives de vote et pour exercer les droits de vote se rattachant aux parts qu'ils détiennent. ADP compile ensuite les résultats des directives reçues et transmet des directives pertinentes quant à l'exercice des droits de vote se rattachant aux parts qui seront représentées à l'assemblée. Le porteur de parts qui reçoit un formulaire de directives de vote ne peut pas l'utiliser pour exercer les droits de vote se rattachant à ses parts directement à l'assemblée puisque ce formulaire doit être remis de la façon indiquée par ADP bien avant l'assemblée pour que les droits de vote se rattachant aux parts soient exercés. Les porteurs de parts qui reçoivent des formulaires de procuration ou des documents relatifs aux votes d'organismes autres qu'ADP devraient les remplir conformément aux directives paraissant sur ces documents et les retourner pour que les droits de vote se rattachant à leurs parts soient dûment exercés à l'assemblée.

Révocation des procurations

Le porteur de parts qui a remis une procuration peut la révoquer à tout moment avant qu'elle soit exercée. Si la personne qui a donné une procuration assiste à l'assemblée, elle peut révoquer la procuration et voter en personne. Une procuration peut être révoquée au moyen d'un document écrit portant la signature du porteur de parts ou de son mandataire autorisé par écrit ou, si le porteur de parts est une société, porter son sceau ou la signature de l'un de ses dirigeants ou de ses fondés de pouvoir dûment autorisé et déposée soit au siège social de la Fiducie à tout moment jusqu'à 16 h 30 (heure de Calgary) le dernier jour ouvrable précédant l'assemblée soit remise au président de l'assemblée le jour même de l'assemblée ou de toute autre manière autorisée par la loi; la procuration est révoquée dès qu'un tel dépôt est effectué. Un porteur de parts qui révoque sa procuration sans la remplacer par une autre procuration qui est déposée auprès de l'agent des transferts de la Fiducie, soit Valiant Trust Company, au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'assemblée ne peut exercer les droits de vote se rattachant à ses parts de quelque façon que ce soit à l'assemblée.

Personnes sollicitant des procurations

La sollicitation est faite par la direction de Trinidad pour le compte de la Fiducie. Les frais engagés pour préparer et envoyer le formulaire de procuration, l'avis de convocation et la présente circulaire sont à la charge de la Fiducie ou de Trinidad, ou des deux. En plus d'être effectuée par la poste, la sollicitation peut se faire dans le cadre d'entrevues personnelles ou de tout autre mode de communication ou encore par les administrateurs, dirigeants et employés de Trinidad, qui ne touchent aucune rémunération pour ce faire.

Pouvoir discrétionnaire des fondés de pouvoir

Les personnes nommées au formulaire de procuration ci-joint exerceront les droits de vote se rattachant aux parts représentées par cette procuration s'ils ont obtenu des directives claires et, lorsqu'un choix a été indiqué quant à une question soumise aux porteurs de parts, conformément à ces directives.

En l'absence de directives, les voix se rattachant aux parts représentées par ces formulaires de procuration seront exercées en faveur des questions à l'égard desquelles aucune directive n'a été donnée. Les personnes nommées au formulaire de procuration fourni par la Fiducie bénéficient d'un pouvoir discrétionnaire quant à toute modification apportée aux questions énumérées au formulaire de procuration et à l'avis de convocation ou à toute autre question dûment soumise à l'assemblée. Si des modifications à apporter aux questions énumérées dans l'avis de convocation sont dûment soumises à l'assemblée, les personnes nommées au formulaire de procuration ci-joint ont l'intention de voter selon leur meilleur jugement à cet égard. À la date d'impression des présentes, la Fiducie n'a connaissance d'aucune modification ou autre question.

RENSEIGNEMENTS SUR LA FIDUCIE

Parts et principaux porteurs de parts

La Fiducie est autorisée à émettre un nombre illimité de parts et, au 1er mai 2003, 15 270 627 parts étaient émises et en circulation. Chaque porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration et qui a le droit de voter a, lors d'un vote à main levée, une voix, sous réserve de certaines restrictions quant à la capacité d'un fondé de pouvoir de voter lors d'un vote à main levée lorsqu'il reçoit des directives contradictoires de plus d'un porteur de parts. Le porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration peut demander la tenue d'un scrutin soit avant soit après un vote à main levée. Lors d'un scrutin, chaque porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration a une voix par part dont il est le porteur inscrit. Cependant, aucune procuration ne peut être exercée à l'assemblée à moins que Valiant Trust Company ne l'ait reçue au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'ouverture de l'assemblée.

À la connaissance des dirigeants de Trinidad, à la date des présentes, seules les personnes nommées ci-dessous sont propriétaires véritables, directement ou indirectement, de parts conférant plus de 10 % des droits de vote se rattachant aux parts émises et en circulation de la Fiducie ou exercent le contrôle ou ont une emprise sur de telles parts :

Nom et adresse	Type de propriété	Nombre de parts	Pourcentage des parts en circulation
Michael E. Heier Calgary (Alberta)	Directement et en propriété effective par l'entremise d'une société de portefeuille	1 529 562[1]	0,10 %
David G. Heier Estevan (Saskatchewan)	Directement et en propriété effective par l'entremise d'une société de portefeuille	1 235 885[2]	0,08 %
Succession d'Adolph G. Heier	Directement et en propriété effective par l'entremise d'une société de portefeuille	1 171 281[3]	0,08 %

Notes :

(1) Comprend 1 070 511 parts détenues par CKL Exploration Ltd., société fermée, propriété exclusive de Michael E. Heier, et 58 650 parts détenues par Lisa Kozloski sur lesquelles M. Heier exerce un contrôle ou une emprise.

(2) Comprend 1 077 134 parts détenues par Davey Crocket Investments Ltd., société fermée, propriété exclusive de David G. Heier, 62 951 parts détenues par la fiducie familiale de David Heier et 13 400 parts détenues par Kathy Heier sur lesquelles M. Heier exerce un contrôle ou une emprise.

(3) Comprend 1 052 111 parts détenues par 612608 Saskatchewan Ltd., société fermée, propriété exclusive de la succession d'Adolph G. Heier.

(4) Exclut 150 100 options d'achat de parts détenues par Michael E. Heier et 69 800 options d'achat de parts détenues par David G. Heier. Voir « Rémunération des hauts dirigeants – Régime d'options ».

La Fiducie a établi que toute personne détenant des parts inscrite au 22 avril 2003 (la *date de référence*) sera habilitée à voter à l'assemblée ou à toute reprise de celle-ci même si elle a aliéné ses parts après la date de référence. Aucune personne qui acquiert des parts après la date de référence n'a le droit de voter à l'assemblée ou à toute reprise de celle-ci.

Quorum

Selon l'acte de fiducie, le quorum est constitué à l'assemblée si au moins deux personnes qui y assistent détiennent personnellement ou par procuration un total d'au moins 5 % des voix se rattachant aux parts en circulation. Si le quorum n'est pas constitué dans les 30 minutes suivant l'heure fixée pour l'ouverture de l'assemblée, celle-ci sera reportée à une date qui survient au moins sept jours plus tard à l'endroit et à l'heure que le président de l'assemblée peut déterminer. Si le quorum (défini ci-dessus) n'est pas constitué à l'assemblée ultérieure, les porteurs de parts qui assistent à l'assemblée en personne ou par procuration constituent le quorum et l'assemblée peut se dérouler comme l'assemblée initiale devait se dérouler.

QUESTIONS DEVANT ÊTRE SOUMISES À L'ASSEMBLÉE

1. Examen des états financiers

Les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2002 et le rapport des vérificateurs s'y rapportant sont inclus dans le rapport annuel de la Fiducie et ils ont été expédiés aux porteurs de parts avec la présente circulaire.

2. Nomination des administrateurs

Le conseil d'administration de Trinidad est chargé de l'administration de l'entreprise et des affaires de la Fiducie. Aux termes de l'acte de fiducie intervenu le 1er août 2002 entre Trinidad et Valiant Trust Company (l'*acte de fiducie*), les porteurs de parts ont le droit de proposer les administrateurs de Trinidad. Après cette mise en candidature, la Fiducie, en tant que porteur de toutes les actions de Trinidad, exercera les droits de vote se rattachant à ces actions pour élire les personnes proposées par les porteurs de parts.

Le mandat de chaque administrateur commence à la date de son élection et prend fin à la prochaine assemblée annuelle des porteurs de parts ou à l'élection ou à la nomination de son successeur. À l'assemblée, les porteurs de parts proposeront six candidats au poste d'administrateur de Trinidad. À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration ci-joint entendent exercer les droits de vote représentés par la procuration en faveur de la nomination des personnes énumérées ci-dessous.

La direction ne prévoit pas que l'un des candidats ne pourra pas faire fonction d'administrateur, mais si cela survient avant l'assemblée, les personnes nommées au formulaire de procuration ci-joint se réservent le droit de voter en faveur d'un autre candidat à leur gré.

Cinq des six candidats proposés sont actuellement des administrateurs de Trinidad. Le tableau suivant présente des renseignements sur les candidats au poste d'administrateur, renseignements qui ont été fournis par les candidats :

Nom, municipalité de résidence et poste au sein de la Fiducie	Administrateur depuis	Occupation principale	Actions ordinaires en propriété effective directe ou indirecte[3]
Michael E. Heier[2] Calgary (Alberta) Président du conseil, chef de la direction et administrateur	Mars 1996	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998; chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000; dirigeant de Trinidad depuis sa constitution en société en 1996; homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.	1 529 562
Grant D. Abbott[1] Calgary (Alberta) Administrateur	Juillet 1996	Contrôleur de Stanfield Mining Group of Canada depuis février 2003; auparavant, président de Abbott Financial Consulting Ltd. de juin 2002 à février 2003; auparavant, chef des finances de Trinity Energy Inc. de juin 1998 à mai 2002; auparavant, chef des finances de Heier Energy Group de septembre 1990 à mai 1998.	26 265

Nom, municipalité de résidence et poste au sein de la Fiducie	Administrateur depuis	Occupation principale	Actions ordinaires en propriété effective directe ou indirecte(3)
Kevin A. Bennett(1)(2) Calgary (Alberta) Administrateur	Novembre 1999	Homme d'affaires indépendant depuis juillet 2001; auparavant, président et chef de l'exploitation de Ventus Energy Ltd. d'octobre 1998 à septembre 2001; auparavant, premier vice-président de Tarragon Oil and Gas Ltd. de 1989 à octobre 1998.	120 667
John M. Friesen(1)(2) Steinbach (Manitoba) Administrateur	Novembre 1999	Président de Friesen Drillers Ltd. depuis juin 1992.	71 800
Peter J. Gross Calgary (Alberta) Administrateur	Février 2000	Ingénieur pétrolier et conseil indépendant en ingénierie de janvier 2002 à ce jour; auparavant, vice-président et chef de l'exploitation de Viking Energy Royalty Trust de juillet 1997 à décembre 2001.	4 000
Naveen Dargan Calgary (Alberta)	Nouveau candidat	Administrateur délégué principal de Raymond James Ltd. depuis octobre 2001; auparavant, vice-président directeur et administrateur délégué de Goepel McDermid Inc., société remplacée par Raymond James Ltd., de juin 1999 à octobre 2001; auparavant, vice-président principal et administrateur de Goepel Shields & Partners Inc., société remplacée par Goepel McDermid Inc., de décembre 1996 à juin 1999(4).	50 000

Notes:

(1) Membres du comité de vérification de Trinidad; celle-ci n'est pas dotée d'un comité de direction.
(2) Membres du comité de rémunération de Trinidad.
(3) À l'exclusion des 150 100 options d'achat de parts détenues par M. Heier, des 26 175 options d'achat de parts détenues par M. Abbott, des 6 208 options d'achat de parts détenues par M. Bennett, des 25 300 options d'achat de parts détenues par M. Friesen et des 17 000 options d'achat de parts détenues par M. Gross.
(4) M. Dargan a démissionné de son poste d'administrateur délégué principal de Raymond James Ltd. avec prise d'effet le 12 juin 2003. Après le 12 juin 2003, M. Dargan fera fonction d'homme d'affaires indépendant.

3. Nomination des vérificateurs

Conformément à l'acte de fiducie, les porteurs de parts sont priés de nommer les vérificateurs de la Fiducie. À l'assemblée, les porteurs de parts seront priés de nommer PricewaterhouseCoopers s.r.l., comptables agréés, de Calgary (Alberta) en tant que vérificateurs de la Fiducie jusqu'à la prochaine assemblée générale annuelle des porteurs de parts et d'autoriser les administrateurs de Trinidad à fixer leur rémunération. Après cette nomination, la Fiducie, en tant que porteur de toutes les actions de Trinidad, exercera les droits de vote se rattachant à ces actions pour nommer les vérificateurs désignés par les porteurs de parts. PricewaterhouseCoopers s.r.l. était vérificateurs de la Fiducie depuis sa constitution le 1er août 2002 et était auparavant vérificateurs de Trinidad depuis 1998.

4. Approbation préalable de placements privés par les porteurs de parts

À l'occasion, la Fiducie examine des possibilités d'obtenir du financement selon des modalités avantageuses. La Fiducie peut procéder à un ou plusieurs financements au cours de la prochaine année et elle s'attend à ce que

certains de ceux-ci soient structurés en tant que placements privés. Aux termes des règles de la Bourse de Toronto (la *TSX*), le nombre total de titres d'un émetteur inscrit qui sont émis ou susceptibles d'être émis (c.-à-d. qui peuvent être émis aux termes d'une option ou d'un autre titre convertible) dans le cadre d'une ou de plusieurs opérations de placement privé au cours d'une période donnée de six mois ne peut excéder 25 % du nombre de titres en circulation (avant dilution) compte non tenu de ces opérations (la *règle des 25 % de la TSX*), à moins que les porteurs de parts n'aient approuvé de telles opérations.

Pendant une période de 12 mois suivant la date de l'assemblée, le conseil d'administration de Trinidad peut juger qu'il est nécessaire et au mieux des intérêts de la Fiducie de solliciter des fonds provenant de placements privés à affecter au fonds de roulement et à ses activités ou lui permettant de procéder à des acquisitions ou à d'autres opérations. La TSX a pour politique d'accepter l'approbation préalable, par des porteurs de parts, de placements privés qui peuvent dépasser la règle de 25 % de la TSX, à condition que ces placements privés soient réalisés dans les 12 mois suivant la date d'obtention de l'approbation préalable des porteurs de parts.

À l'heure actuelle, le capital-actions émis et en circulation de la Fiducie est composé de 15 270 627 parts. La Fiducie prévoit que le nombre maximal de parts qui seraient émis ou susceptible d'être émis dans le cadre d'un ou de plusieurs placements privés dans la période de 12 mois suivant l'approbation de cette résolution n'excèderait pas 75 % des parts de la Fiducie en circulation à la date de la présente circulaire, soit 11 452 970 parts.

Tout placement privé auquel la Fiducie procède aux termes de l'approbation préalable demandée à l'assemblée sera assujetti aux restrictions supplémentaires suivantes, soit le placement privé :

a) doit être effectué dans une large mesure avec des parties transigeant sans lien de dépendance avec la Fiducie;

b) ne peut influer considérablement sur le contrôle de la Fiducie;

c) doit être réalisé dans une période de 12 mois suivant la date d'obtention de l'approbation des porteurs de parts;

d) doit respecter les règles de fixation du prix de la TSX applicables dans le cadre d'un placement privé et qui précisent actuellement que le prix d'émission par part ne peut être inférieur au cours de clôture des parts à la TSX le jour de bourse précédant la date de transmission de l'avis du placement privé à la TSX (le *cours*), moins l'escompte applicable, de la façon suivante :

Cours	**Escompte maximal**
0,50 $ ou moins	25 %
de 0,51 $ à 2,00 $	20 %
plus de 2,00 $	15 %

(À cette fin, un placement privé de titres convertibles non inscrits est réputé constituer un placement privé de titres sous-jacents inscrits, à un prix d'émission correspondant au prix de conversion, par leurs porteurs, le moins élevé possible.)

Tous les placements privés que la Fiducie réalise sont assujettis à l'approbation préalable de la TSX. Malgré l'approbation de la présente résolution, la TSX jouit du pouvoir discrétionnaire d'établir si un placement donné est effectué *dans une large mesure* sans lien de dépendance ou s'il influera considérablement sur le contrôle, auquel cas il pourrait être nécessaire d'obtenir l'approbation particulière des porteurs de parts.

La Fiducie demande à ses porteurs de parts d'adopter une résolution ordinaire permettant des placements privés selon les modalités énoncées ci-dessus en prévision d'un ou de plusieurs placements privés auxquels elle pourrait procéder au cours des 12 prochains mois et à l'issue desquels le nombre de parts, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, émis ou susceptible d'être émis dépassera la règle de 25 % de la TSX. Les placements privés ne

seront négociés que si le conseil d'administration de Trinidad est d'avis que le prix de souscription est raisonnable dans les circonstances et si la Fiducie a besoin des fonds pour poursuivre ou accroître ses activités.

Les administrateurs de Trinidad sont d'avis que l'adoption de cette résolution est au mieux des intérêts de la Fiducie et ils recommandent que les porteurs de parts votent en faveur de la résolution. Si la résolution n'est pas adoptée, la TSX n'approuvera pas de placements privés à l'issue desquels le nombre de parts émis ou susceptible d'être émis dépassera la règle de 25 % de la TSX sans obtenir l'approbation particulière des porteurs de parts. Cette restriction pourrait nuire à l'obtention, par la Fiducie, de fonds dont elle a besoin selon des modalités favorables et en temps opportun.

Le libellé de la résolution est énoncé à l'annexe A. L'approbation préalable de placements privés se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs de parts assistant à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de cette résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration ci-joint entendent voter en faveur de la résolution jointe à l'annexe A.

5. Adoption du régime de primes sous forme de droits de souscription de parts de fiducie

Dans le passé, les administrateurs, dirigeants, employés et conseillers de Trinidad ont détenu des options d'achat de parts à un prix fixe aux termes du régime d'options (défini ci-dessous) (voir « Rémunération des hauts dirigeants – Régime d'options »). Les options d'achat de parts octroyées aux termes du régime d'options existant visent à favoriser la propriété de parts par les administrateurs, les dirigeants, les employés et les conseillers de Trinidad et constituent une part essentielle de leur rémunération. La Fiducie vise à maximiser le revenu distribuable ainsi que la croissance à long terme et ainsi maximiser les retombées pour les porteurs de parts. Les options assorties d'un prix de levée fixe ne constituent qu'un avantage reflétant l'objectif de croissance, un tel avantage ne devrait pas être important compte tenu de la politique de la Fiducie visant à distribuer l'encaisse au lieu de la réinvestir dans les activités de Trinidad, les options ne donnent à leurs détenteurs aucun avantage lié à l'atteinte de l'objectif de distribution.

Le conseil d'administration de Trinidad a déterminé qu'il était au mieux des intérêts de la Fiducie de recommander le remplacement du régime d'options existant par un nouveau programme d'avantages récompensant l'atteinte de chacun de ces deux objectifs. Par conséquent, avec prise d'effet le 2 mai 2002, le conseil d'administration de Trinidad a adopté un nouveau régime de primes sous forme de droits de souscription de parts de fiducie (le *régime d'intéressement*) aux termes duquel des droits (les *droits*) de souscription de parts pourront être octroyés aux administrateurs, dirigeants, employés et conseillers de la Fiducie, de Trinidad et des membres de leur groupe. Outre l'approbation du conseil, les porteurs de parts seront priés d'approuver, au moyen d'une résolution ordinaire, l'adoption du régime d'intéressement. Le régime d'intéressement vise à offrir des incitatifs à long terme efficaces à ces personnes et à les récompenser en fonction du rendement à long terme des parts et des distributions de la Fiducie, tenant ainsi compte du rendement global pour les porteurs de parts.

Le régime d'intéressement atteint ces objectifs en offrant un avantage aux porteurs de droits dès que les distributions versées aux porteurs de parts dépassent 8 % de la valeur comptable nette du compte Immobilisations du bilan consolidé de la Fiducie calculé sur une année. Le bilan consolidé de la Fiducie au 31 décembre 2002 reflétait 37 955 033 $ au titre de la valeur comptable nette du compte Immobilisations, soit 3,59 $ la part. Ainsi, le seuil à partir duquel les porteurs de droits commenceront à recevoir un avantage dans l'année en cours, comme il est indiqué ci-dessous, s'établit en moyenne à 0,28 $ la part par année de distribution ou à 0,07 $ la part par trimestre.

Aux termes du régime d'intéressement, les distributions par part versées aux porteurs de parts dans un trimestre civil qui représentent un rendement de plus de 2,0 % de la valeur comptable nette des immobilisations de la Fiducie à la fin de ce trimestre civil donneraient lieu à une réduction du prix d'exercice des droits, au choix du porteur des droits qui envoie un avis à la Fiducie au moment de l'exercice du droit. Le régime d'intéressement serait géré par le conseil d'administration de Trinidad qui pourrait aussi modifier à l'occasion le seuil de 2,0 % en fonction de sa

perception de la conjoncture et, s'il le juge opportun, établir un prix minimal pour l'émission de parts à l'exercice des droits.

Si le régime d'intéressement est approuvé à l'assemblée, le régime d'options existant continuera d'être en vigueur et les 763 084 options en cours de validité (définies ci-dessous) (voir « Rémunération des hauts dirigeants – Régime d'options ») demeureront en cours de validité jusqu'à leur expiration conformément à leurs propres modalités, mais aucune option supplémentaire ne sera octroyée aux termes du régime d'options existant. De plus, les parts restantes qui sont actuellement réservées et disponibles aux fins d'émission aux termes du régime d'options et qui ne sont pas visées par des options en cours de validité ne pourront plus être émises aux termes du régime d'options mais seront plutôt, dans la mesure nécessaire, réservées et rendues disponibles aux fins d'émission aux termes du régime d'intéressement. La Fiducie a l'intention, à condition que le régime d'intéressement soit approuvé, de faire en sorte que le nombre maximal de parts disponibles à des fins d'émission à la levée des options et à l'exercice des droits en circulation octroyés aux termes du régime d'intéressement corresponde, au total, à 10 % des parts en circulation.

Au 1er mai 2003, 15 270 627 parts étaient émises et en circulation. Le régime d'intéressement permet l'octroi de droits visant la souscription d'un maximum de 763 979 parts (représentant, avec les 763 084 parts réservées aux fins d'émission à la levée des options en cours de validité, un total de 1 527 063 parts disponibles aux fins d'émission aux termes du régime d'options et du régime d'intéressement, ce qui devrait correspondre à environ 10 % des parts en circulation à la date de l'assemblée).

À l'assemblée, les porteurs de parts seront priés d'approuver le régime d'intéressement pour permettre qu'un maximum de 763 979 parts soient disponibles en vue de leur émission aux termes du régime d'intéressement, représentant, avec les 763 084 parts réservées aux fins d'émission à la levée des options de Trinidad en cours de validité, un total de 1 527 063 parts disponibles aux fins d'émission aux termes du régime d'options et du régime d'intéressement, soit environ 10 % du nombre de parts émises et en circulation.

À l'instar du régime d'options existant, le nombre de droits et leur prix d'exercice sont fixés par le conseil d'administration au moment de l'octroi, à condition que le prix d'exercice initial ne soit pas inférieur au cours de clôture des parts à la TSX la veille de la date d'octroi. Les droits octroyés aux termes du régime d'intéressement peuvent être exercés jusqu'au cinquième anniversaire de la date d'octroi, sous réserve de certaines dispositions d'annulation anticipée énoncées dans le régime d'intéressement. À l'instar des options existantes, les droits ne peuvent être transférés et sont incessibles. L'octroi de droits aux termes du régime d'intéressement doit être approuvé par le conseil d'administration.

La direction est d'avis que le régime d'intéressement est nécessaire pour permettre à la Fiducie de livrer concurrence dans le secteur du forage et de l'entretien des puits pour l'embauche de professionnels qualifiés qui pourraient autrement se chercher un emploi leur permettant d'obtenir des options ou une autre participation en actions dans des sociétés ou d'autres entités dont l'objectif n'est pas de maximiser les distributions, mais plutôt d'accroître le cours de leurs actions. Le conseil d'administration a examiné le régime d'intéressement et, compte tenu de cet examen et de l'examen de la rémunération versée aux administrateurs, aux dirigeants, aux employés et aux conseillers d'autres entités cotées en bourse, il estime que le régime d'intéressement constitue un régime d'intéressement à long terme pertinent pour la Fiducie. Par conséquent, les porteurs de parts sont priés d'examiner et, si jugé opportun, d'adopter, au moyen d'une résolution ordinaire, la résolution suivante afin de mettre en œuvre le régime d'intéressement.

Le libellé de la résolution est énoncé à l'annexe B. L'approbation de l'adoption du régime d'intéressement se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs assistant à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de cette résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration entendent voter en faveur de la résolution énoncée à l'annexe B ci-jointe.

Approbation et ratification de l'octroi de certaines options d'achat d'actions

En prévision de l'approbation, par les porteurs de parts, de l'adoption du régime d'intéressement, le conseil d'administration a conditionnellement octroyé des droits (les *droits conditionnels*) de souscription de parts aux dirigeants, administrateurs, employés et conseillers dont il question ci-dessous :

Porteurs de droits	Date de l'octroi	Nombre de droits	Prix d'exercice par part	Date d'expiration
Dirigeants de Trinidad (3 personnes)	2 mai 2003	334 470	2,78 $	2 mai 2008
Administrateurs qui sont des dirigeants de Trinidad (4 personnes)	2 mai 2003	208 818	2,78 $	2 mai 2008
Tous les autres employés de Trinidad (23 personnes)	2 mai 2003	159 117	2,78 $	2 mai 2008
Total		702 405		

À l'assemblée, les porteurs de parts seront priés d'approuver et de ratifier l'octroi des droits conditionnels. Si la résolution n'est pas approuvée, les droits conditionnels seront annulés. En outre, si la résolution antérieure visant l'adoption du régime d'intéressement n'est pas approuvée à l'assemblée, la direction a l'intention de retirer cette résolution portant sur l'approbation de l'octroi des droits conditionnels et tous ces droits conditionnels seront annulés.

Le libellé de la résolution est énoncé à l'annexe C. L'approbation et la ratification des droits conditionnels se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs de parts ayant le droit de voter qui assistent à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de la résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration entendent voter en faveur de la résolution énoncée à l'annexe C ci-jointe.

LE FIDUCIAIRE

Le fiduciaire

Valiant Trust Company (le *fiduciaire*) est le fiduciaire de la Fiducie. Le fiduciaire est chargé notamment d'accepter les souscriptions de parts et d'émettre les parts aux termes de celles-ci, de tenir les livres et registres de la Fiducie, d'effectuer le paiement des distributions aux porteurs de parts et de fournir dans les délais des rapports aux porteurs de parts. L'acte de fiducie prévoit que le fiduciaire exerce ses pouvoirs et remplit ses fonctions aux termes de celui-ci honnêtement, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, dans le cadre de ceux-ci, apporte le degré de soin, de diligence et de compétence qu'un fiduciaire raisonnablement prudent apporterait dans des circonstances comparables.

Le mandat initial du fiduciaire se poursuit jusqu'à la fin de la troisième assemblée annuelle des porteurs de parts. Par la suite, le fiduciaire est nommé de nouveau ou est remplacé tous les trois ans selon le vote exprimé à la majorité des voix à une assemblée des porteurs de parts. Le fiduciaire peut démissionner moyennant un avis de 60 jours à la Fiducie. Le fiduciaire peut également être destitué au moyen d'une résolution spéciale des porteurs de parts. La démission ou la destitution prend effet dès l'acceptation ou la nomination d'un successeur.

Délégation d'autorité, gestion et gouvernance de la Fiducie

Le conseil d'administration de Trinidad s'est vu déléguer de manière générale la supervision de la gestion et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction de Trinidad.

RÉMUNÉRATION DES HAUTS DIRIGEANTS

Acte de fiducie

La Fiducie a été constituée aux termes de l'acte de Fiducie et est régie par celui-ci. La Fiducie est gérée par le conseil d'administration et les membres de la haute direction de Trinidad, non par un tiers, et la Fiducie ne verse aucuns frais de gestion.

Tableau sommaire de la rémunération

Trinidad compte trois hauts dirigeants. Le tableau suivant fait état de la rémunération que Trinidad a versée au cours des exercices terminés les 31 décembre 2000, 2001 et 2002 à son chef de la direction, aux deux autres hauts dirigeants les mieux rémunérés et à son ancien président (qui fait maintenant fonction de conseiller) (les *hauts dirigeants nommés*). La rémunération globale versée aux autres hauts dirigeants au cours de l'exercice terminé le 31 décembre 2002 a été nulle. Les tableaux qui suivent donnent le détail des volets précis de cette rémunération :

		Rémunération annuelle			Rémunération à long terme			
					Primes		Paiements	
Nom et poste principal	Exercice terminé le	Salaire ($)	Prime ($)	Autre rémunération annuelle et autres honoraires, commissions, etc. ($)	Titres visés par des options ou des DPVA octroyés (nombre)	Actions à négociation restreinte ou unités d'actions à négociation restreinte ($)	Paiements aux termes du régime d'intéres-sement à long terme ($)	Toute autre rémunération ($)
Michael E. Heier	31 déc. 2002	120 000	Aucune	Aucun	9 500	Aucune	Aucun	Aucune
Président du conseil	31 déc. 2001	120 500	Aucune	Aucun	51 409	Aucune	Aucun	Aucune
Chef de la direction	31 déc. 2000	22 000	Aucune	Aucun	27 999	Aucune	Aucun	Aucune
Lyle C. Whitmarsh[(1)]	31 déc. 2002	127 500	15 000	Aucun	23 950	Aucune	Aucun	Aucune
Président	31 déc. 2001	142 350	Aucune	Aucun	Aucun	Aucune	Aucun	Aucune
Brent J. Conway[(2)]	31 déc. 2002	120 000	15 000	Aucun	102 000	Aucune	Aucun	Aucune
Chef des finances	31 déc. 2001	13 096	Aucune	Aucun	Aucun	Aucune	Aucun	Aucune
Marvin J. Jones[(3)]	31 déc. 2002	120 000	Aucune	Aucun	6 000	Aucune	Aucun	Aucune
Conseiller	31 déc. 2001	111 300	Aucune	Aucun	Aucun	Aucune	Aucun	Aucune

Notes :

(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.

(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.

(3) M. Jones a pris sa retraite à titre de président le 1er novembre 2002 et il offre actuellement ses services à Trinidad à titre de conseiller.

Régime d'options

Le 3 mai 2001, les porteurs d'actions ordinaires de Trinidad (les *actions de Trinidad*) ont adopté un régime d'options d'achat d'actions (le *régime d'options*) prévoyant l'octroi d'options d'achat d'actions de Trinidad. Conformément au régime d'options, à la réalisation du plan d'arrangement dont il est question dans la circulaire de sollicitation de procurations en vue de l'assemblée extraordinaire des actionnaires de Trinidad tenue le 17 septembre 2002, les options d'achat d'actions de Trinidad octroyées aux termes du régime d'options ont été converties en des options d'achat de parts (les *options*) selon les mêmes conditions.

Un total de 999 484 parts sont réservées à des fins d'émission aux termes du régime d'options. Les conditions du régime d'options sont présentées ci-dessous.

Des options sont octroyées aux termes du régime d'options pour permettre aux administrateurs, dirigeants, employés et conseillers de Trinidad et des membres de son groupe de prendre part à l'essor et au développement de Trinidad.

Le nombre total de parts pouvant être octroyées à un détenteur d'options donné aux termes du régime d'options ne peut excéder 5 % des parts en circulation, le nombre maximal de parts pouvant être réservées à des fins d'émission aux initiés aux termes du régime d'options ne peut excéder 10 % des parts en circulation et le nombre total d'options pouvant être octroyées à un initié donné ne peut excéder 5 % des parts émises et en circulation.

Le conseil d'administration de Trinidad gère le régime d'options, sous réserve des politiques de la TSX. Le conseil d'administration choisit, à son gré, les personnes à qui des options seront octroyées, le nombre d'options à octroyer, le prix de levée des options ainsi que les conditions et les délais de levée des options; cependant, les options peuvent être levées pendant au plus cinq ans suivant la date de l'octroi et le prix de levée de ces options ne peut être inférieur au cours de clôture des parts à la TSX la veille de l'octroi.

Sous réserve d'une résolution adoptée par le conseil d'administration indiquant autrement et de la condition énoncée dans la phrase suivante, une option expire dès que son détenteur cesse de faire fonction d'administrateur, de dirigeant, d'employé ou de conseiller de Trinidad ou de ses filiales. Malgré ce qui précède, si Trinidad met fin à l'emploi du détenteur d'options sans motif valable ou si celui-ci meurt, lui-même ou son représentant successoral, selon le cas, pourra lever les options dans les 90 jours suivant la date du décès ou de la cessation d'emploi ou de fonction d'administrateur, dans la mesure où les options n'ont pas expiré avant cette date et où elles sont dévolues selon leurs conditions.

Le régime d'options contient les dispositions habituelles de rajustement et antidilution en cas d'une fusion par absorption, d'une fusion par création d'une entité nouvelle, d'un arrangement ou de la vente de la quasi-totalité de l'actif de Trinidad ou si les parts font l'objet d'une division, d'un regroupement ou d'une redésignation. En outre, le régime d'options prévoit, à moins que le conseil d'administration n'en décide autrement, l'abrègement de la période de dévolution des options octroyées si une proposition non sollicitée est faite à l'égard de Trinidad ou de la Fiducie ou si une offre publique d'achat qui n'est pas dispensée des exigences visant les offres publiques d'achat de la *Securities Act* (Alberta) est faite à l'égard des parts.

Au 1er mai 2003, les options suivantes visaient l'achat de 763 084 parts :

	Nombre de parts	Prix de levée	Date d'expiration
Dirigeants de Trinidad	61 192	1,50 $	11 octobre 2003
(3 personnes)	27 999	2,15	11 octobre 2003
	75 359	2,25	4 mai 2006
	127 500	1,58	24 mai 2007
	292 050		
Administrateurs qui ne sont pas des dirigeants de	13 475	2,15	11 octobre 2003
Trinidad	62 475	2,25	4 mai 2006
(3 personnes)	12 833	1,58	24 mai 2007
	88 783		
Tous les autres employés de Trinidad	44 973	1,50	11 octobre 2003
(26 personnes)	49 450	2,15	11 octobre 2003
	139 211	2,25	4 mai 2006
	15 167	1,58	24 mai 2007
	248 801		
Conseillers de Trinidad	37 813	1,50	11 octobre 2003
(2 personnes)	11 375	2,15	11 octobre 2003
	77 262	2,25	4 mai 2006
	7 000	1,58	24 mai 2007
	133 450		
Total	763 084		

Octrois d'options pendant l'exercice terminé le 31 décembre 2002

Le tableau suivant fait état des options octroyées aux hauts dirigeants nommés pendant le dernier exercice complet de Trinidad :

Octrois d'options pendant le dernier exercice complet

Nom et poste principal	Titres visés par des options octroyées	% de toutes les options octroyées aux employés pendant l'exercice	Prix de levée ou de base ($/option)	Valeur marchande des parts sous-jacentes aux options à la date de l'octroi	Date d'expiration
Michael E. Heier Président du conseil et chef de la direction	9 500	5,5 %	1,58 $	1,58 $	24 mai 2007
Lyle C. Whitmarsh[1] Président	15 000	8,7 %	1,58 $	1,58 $	24 mai 2007
Brent J. Conway[2] Chef des finances	103 000	59,9 %	1,58 $	1,58 $	24 mai 2007
Marvin J. Jones[3] Conseiller	6 000	3,4 %	1,58 $	1,58 $	24 mai 2007

Notes :
(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.
(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.
(3) M. Jones a pris sa retraite à titre de président le 1er novembre 2002 et il offre actuellement ses services à Trinidad à titre de conseiller.

Levées d'options pendant l'exercice terminé le 31 décembre 2002

Le tableau qui suit fait état, à l'égard des hauts dirigeants nommés, du nombre d'actions de Trinidad et de parts acquises par suite de levées d'options pendant l'exercice terminé le 31 décembre 2002, s'il en est, de la valeur globale réalisée à la levée, s'il en est, et du nombre de parts visées par des options non levées aux termes du régime d'options au 31 décembre 2002. La valeur réalisée à la levée, s'il en est, s'entend de l'écart entre la valeur marchande des actions de Trinidad ou des parts, selon le cas, à la date de levée et le prix de levée ou de base de l'option. La valeur des options en jeu à la fin de l'exercice, s'il en est, correspond à l'écart entre le prix de levée ou de base des options et la valeur marchande des parts le 31 décembre 2002.

Levées d'options globales pendant l'exercice terminé le 31 décembre 2002 et valeur des options en fin d'exercice

Levées d'options en 2002			Options non levées au 31 décembre 2002		Valeur des options en jeu au 31 décembre 2002	
Nom et poste principal	**Titres acquis à la levée (nombre)[4]**	**Valeur globale réalisée ($)**	**Pouvant être levées**	**Ne pouvant être levées**	**Pouvant être levées**	**Ne pouvant être levées**
Michael E. Heier Président du conseil et chef de la direction	Aucun	Aucune	130 915	19 185	3 610 $	41 580 $
Lyle C. Whitmarsh[1] Président	Aucun	Aucune	22 963	15 987	2 850 $	5 700 $
Brent J. Conway[2] Chef des finances	Aucun	Aucune	34 333	68 667	19 570 $	39 140 $
Marvin J. Jones[3] Conseiller	22 625	34 097	66 963	18 912	Aucune	2 280 $

Notes :

(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.

(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.

(3) M. Jones a pris sa retraite à titre de président le 1er novembre 2002 et il offre actuellement ses services à Trinidad à titre de conseiller.

(4) Les levées d'options effectuées avant le 17 septembre 2002 visaient des actions de Trinidad; les levées d'options effectuées après cette date visaient des parts (voir « Rémunération des hauts dirigeants – Régime d'options »)

Contrats d'emploi

Trinidad a conclu des contrats d'emploi (les *contrats d'emploi des hauts dirigeants*) avec prise d'effet en date du 28 février 2003 avec trois des hauts dirigeants nommés (les *hauts dirigeants*), comme il est indiqué ci-dessous. Exception faite des tâches précises attribuées à chaque haut dirigeant et de ce qui est indiqué ci-dessous, les dispositions importantes des contrats d'emploi des hauts dirigeants sont essentiellement identiques. Chaque contrat d'emploi des hauts dirigeants est d'une durée illimitée, à moins que Trinidad ou le haut dirigeant n'y mette fin conformément à ses dispositions de la façon énoncée ci-dessous.

Aux termes de leur contrat d'emploi des hauts dirigeants respectif, M. Michael E. Heier, président du conseil et chef de la direction, M. Lyle C. Whitmarsh, président, et M. Brent J. Conway, chef des finances, touchent un salaire de base annuel, versé mensuellement, de 120 000 $, 165 000 $ et 120 000 $ respectivement. Ces salaires de base annuels sont soumis à un examen annuel effectué par le comité de rémunération de Trinidad. En outre, chaque haut dirigeant a le droit, au gré de Trinidad, de toucher des primes et de participer au régime d'options.

Chaque contrat d'emploi des hauts dirigeants sera résilié en cas de décès ou d'incapacité du haut dirigeant. De même, le haut dirigeant peut mettre fin à son contrat volontairement moyennant un préavis d'un mois donné à Trinidad. En outre, Trinidad peut résilier chaque contrat d'emploi des hauts dirigeants pour un motif valable à tout moment. Trinidad peut résilier chaque contrat d'emploi des hauts dirigeants sans motif valable à tout moment moyennant un préavis, une indemnité tenant lieu de préavis, ou une combinaison des deux, en fonction d'un délai de préavis de 24 mois. L'indemnité tenant lieu de préavis comprend un montant forfaitaire qui est fonction de la durée du délai de préavis et du salaire de base annuel du haut dirigeant à ce moment-là, et un montant forfaitaire correspondant au coût, pour Trinidad, des avantages offerts à ce haut dirigeant pendant un an.

Si un changement de contrôle (au sens des contrats d'emploi des hauts dirigeants) de Trinidad ou de la Fiducie survient, le haut dirigeant peut, dans les six mois suivant la date de prise d'effet de ce changement de contrôle, remettre à Trinidad un préavis écrit de 30 jours de son intention de mettre fin à son emploi pour un motif valable (au sens des contrats d'emploi des hauts dirigeants, y compris l'attribution de tâches incompatibles, une baisse de salaire et un déménagement). À la réception de cet avis, Trinidad verse au haut dirigeant un paiement comprenant les

sommes auxquelles il avait droit, un paiement correspondant à son salaire de base annuel courant pour un délai de préavis de 24 mois et le montant forfaitaire représentant le coût, pour Trinidad, des avantages qui lui sont offerts pendant un an. Si Trinidad met fin à l'emploi d'un haut dirigeant sans motif valable dans les 90 jours précédant ou suivant un changement de contrôle, le haut dirigeant sera indemnisé de la façon indiquée au présent paragraphe.

Chaque haut dirigeant s'est engagé à ne pas, pendant la durée son emploi et dans l'année qui suit la cessation de son emploi, communiquer avec un employé ou un dirigeant de Trinidad pour lui offrir un autre emploi ou des possibilités d'affaires. Chaque haut dirigeant a aussi convenu de ne pas solliciter le clients de Trinidad et de ne pas s'engager dans une entreprise commerciale qui fait concurrence, directement ou indirectement, à l'entreprise de Trinidad pendant la durée de son emploi et pendant les six mois qui suivent la cessation de son emploi.

Rémunération des administrateurs

Outre les options qui peuvent être octroyées aux administrateurs, dirigeants et employés de Trinidad aux termes du régime d'options (voir « Rémunération des hauts dirigeants – Régime d'options »), les administrateurs de Trinidad ne touchent aucune autre rémunération lorsqu'ils agissent à ce titre. Trinidad rembourse les administrateurs des dépenses qu'ils engagent pour s'acquitter de leurs fonctions à ce titre.

RAPPORT SUR LA RÉMUNÉRATION DE LA HAUTE DIRECTION

Composition du comité de rémunération

Le comité de rémunération est composé de deux administrateurs non dirigeants et du chef de la direction de Trinidad. Au cours du dernier exercice complet, le comité de rémunération était composé de MM. Kevin Bennett, John Friesen et Michael Heier. M. Bennett a fait fonction de président du comité de rémunération.

Rapport sur la rémunération de la haute direction

Chaque année, le comité de rémunération passe en revue la rémunération des hauts dirigeants et examine la rémunération à court terme ainsi que les incitatifs à long terme tels que les options d'achat d'actions. Le comité de rémunération tente d'adopter une politique de rémunération des hauts dirigeants équilibrée qui prévoit des régimes d'intéressement à court et à long terme liés au rendement. Lorsqu'il est question d'attribuer une rémunération, un examen officiel du rendement est mené à l'égard de chaque haut dirigeant. Pour ce qui est des incitatifs à long terme tel le régime d'options, le comité de rémunération évalue le rendement passé, les options détenues actuellement ainsi que les postes occupés au sein de Trinidad pour établir le montant du nouveau régime d'options.

Le chef de la direction de Trinidad est rémunéré en fonction du rendement de même que de jalons opérationnels et financiers. Chaque année, le comité de rémunération examine les niveaux d'intéressement et la rémunération annuelle et les compare à la rémunération du chef de la direction des concurrents de Trinidad. Cette comparaison s'effectue grâce à des renseignements publics des concurrents de Trinidad et des sondages sur les salaires effectués au sein de l'industrie.

ÉNONCÉ DES PRATIQUES DE GOUVERNANCE D'ENTREPRISE

Chaque émetteur inscrit à la cote de la TSX doit divulguer, sur une base annuelle, sa philosophie en matière de gouvernance d'entreprise par rapport aux 14 lignes directrices que la TSX a adoptées en 1995. En raison de l'importance accrue attachée à la gouvernance d'entreprise, la TSX révise présentement ses lignes directrices en matière de régie d'entreprise. Le tableau suivant indique que la Fiducie respecte les 14 lignes directrices existantes, et présente une explication des différences entre les pratiques de la Fiducie et les lignes directrices.

Comme la Fiducie est une fiducie, sa structure de gouvernance d'entreprise n'est pas la même que celle d'une société traditionnelle. Le conseil d'administration de Trinidad est chargé de la gouvernance de la Fiducie.

Voir l'annexe D pour l'énoncé des pratiques en matière de gouvernance d'entreprise de la Fiducie.

GRAPHIQUE DU RENDEMENT

Le graphique suivant fait état de la comparaison entre le rendement total cumulatif pour les porteurs de parts en supposant un placement de 100 $ dans les parts de la Fiducie depuis qu'elle s'est inscrite à la cote en octobre 2000 comparativement à l'indice composé TSX 300 pendant la période pertinente.


180
160
140
120
100
80
60
40
20
0
2000
2001
2002
Rendement de la fiducie
Indice TSX 300

	2000	2001	2002
Rendement de la Fiducie	100 $	89 $	153 $
Indice TSX 300	100 $	86 $	74 $

PRÊTS AUX ADMINISTRATEURS ET AUX HAUTS DIRIGEANTS

À la connaissance de la direction de Trinidad, depuis le début du dernier exercice complet de la Fiducie, aucun administrateur ni haut dirigeant de Trinidad ni aucun membre de leur groupe ni aucune personne ayant un lien avec eux n'a de prêt impayé consenti par Trinidad.

ADMINISTRATEURS ET DIRIGEANTS INTÉRESSÉS

Intérêt de la direction dans des opérations importantes

À la connaissance du conseil d'administration et de la direction de Trinidad, aucun initié de la Fiducie, aucun administrateur ni haut dirigeant de Trinidad ni aucune personne ayant un lien avec eux n'a d'intérêt, direct ou indirect, dans une opération importante avec Trinidad ou la Fiducie, ou les deux, depuis le début du dernier exercice ou dans une opération envisagée qui a influé ou qui pourrait influer considérablement sur Trinidad ou la Fiducie ou les deux.

Personnes physiques ou morales intéressées dans les questions soumises à l'assemblée

À la connaissance du conseil d'administration et de la direction de Trinidad, aucun administrateur ni haut dirigeant de Trinidad ni aucune personne qui a occupé un tel poste depuis le début du dernier exercice ni aucun membre de leur groupe ni aucune personne ayant un lien avec eux n'a d'intérêt important dans une question qui doit être soumise à une décision de l'assemblée, exception faite de ce qui est indiqué aux présentes.

AUTRES QUESTIONS

À la date de la présente circulaire, le conseil d'administration et la direction de Trinidad n'ont connaissance d'aucune modification ni d'aucune autre question devant être soumise à l'assemblée, à l'exception des questions énumérées dans l'avis de convocation. Toutefois, si une autre question devait être dûment soumise à l'assemblée, les droits de vote se rattachant aux procurations ci-jointes seront exercés à l'égard de celles-ci selon le bon jugement de la personne qui les exerce.

Les administrateurs de Trinidad ont approuvé le contenu de la présente circulaire et autorisé son envoi.

ATTESTATION

Le texte qui précède ne contient aucune déclaration fausse d'un fait important ni n'omet d'énoncer un fait important dont l'énoncé est requis ou qui est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite.

pour : TRINIDAD ENERGY SERVICES INCOME TRUST
Trinidad Drilling Ltd.

Le chef de la direction,

(signé) Michael Heier

Le chef des finances,

(signé) Brent J. Conway

Le 8 mai 2003

ANNEXE A

RÉSOLUTION ORDINAIRE DES ACTIONNAIRES DE TRINIDAD ENERGY SERVICES INCOME TRUST
(la *Fiducie*)

OBJET : **Approbation préalable de placements privés par les porteurs de parts**

ATTENDU QUE la Fiducie a établi qu'il est au mieux de ses intérêts d'obtenir l'approbation préalable de ses porteurs de parts en prévision de placements privés pouvant dépasser les règles de la Bourse de Toronto qui ne permettent l'émission, dans le cadre de certains types d'opérations de placement privé effectuées pendant une période donnée de six mois, que d'un maximum de 25 % du nombre d'actions ordinaires en circulation (avant dilution) avant de donner effet à l'opération en l'absence de l'approbation des porteurs de parts (la *règle de 25 % de la TSX*);

PAR CONSÉQUENT, IL EST RÉSOLU QUE :

1. la Fiducie est autorisée à procéder à un ou plusieurs placements privés au cours des 12 prochains mois à l'issue desquels le nombre de parts de fiducie (les *parts*) émis ou susceptible d'être émis, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, dépassera la règle de 25 % de la TSX, mais pas 75 % des parts en circulation de la Fiducie à la date de la circulaire de sollicitation de procurations, à savoir 11 452 970 parts;

2. l'approbation énoncée au paragraphe 1 est assujettie aux restrictions supplémentaires suivantes applicables à un placement privé auquel la Fiducie peut procéder aux termes de l'approbation préalable demandée, soit le placement privé :

   a) doit être effectué dans une large mesure avec des parties transigeant sans lien de dépendance avec la Fiducie,

   b) ne peut influer considérablement sur le contrôle de la Fiducie,

   c) doit être réalisé dans une période de 12 mois suivant la date d'obtention de l'approbation des porteurs de parts,

   d) doit respecter les règles de fixation du prix de la Bourse de Toronto applicables dans le cadre d'un placement privé;

3. un dirigeant ou un administrateur de Trinidad Drilling Ltd. reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

4. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts de la Fiducie ou sans obtenir leur approbation.

ANNEXE B

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE TRINIDAD ENERGY SERVICES INCOME TRUST (la *Fiducie*)

OBJET : **Approbation du régime de primes sous forme de droits de souscription de parts de fiducie**

IL EST RÉSOLU QUE :

1. le régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit dans la circulaire de sollicitation de procurations datée du 8 mai 2003, est par les présentes confirmé, ratifié et approuvé et un total de 763 979 parts sont réservées et affectées aux fins d'émission à l'exercice des droits octroyés aux termes du régime d'intéressement;

2. un administrateur ou un dirigeant de Trinidad Drilling Ltd. (*Trinidad*) reçoit par les présentes l'autorisation, au nom de la Fiducie ou de Trinidad, ou des deux, de signer et de remettre les documents et les instruments et de prendre les autres mesures que cet administrateur ou ce dirigeant peut juger nécessaires ou souhaitables pour mettre en œuvre la présente résolution et les questions autorisées par les présentes, cette décision étant constatée par la signature et la remise de ces documents ou instruments et la prise de telles mesures;

3. un dirigeant ou un administrateur de Trinidad reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

4. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts de la Fiducie ou sans obtenir leur approbation.

ANNEXE C

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE TRINIDAD ENERGY SERVICES INCOME TRUST (la *Fiducie*)

OBJET : **Approbation et ratification de l'octroi de certains droits aux administrateurs**

ATTENDU QUE le conseil d'administration de Trinidad Drilling Ltd. (*Trinidad*) a octroyé certains droits à des administrateurs, des dirigeants, des employés et des conseillers de Trinidad (les *droits*);

ATTENDU QUE, à la date des présentes, les porteurs de parts de la Fiducie ont approuvé l'adoption du régime d'intéressement, tel qu'il est décrit dans la circulaire de sollicitation de procurations datée du 8 mai 2003 (la *circulaire*);

PAR CONSÉQUENT, IL EST RÉSOLU à titre de résolution ordinaire que :

1. l'octroi d'un total de 702 405 droits à certains administrateurs, dirigeants, employés et conseillers de Trinidad aux termes du régime d'intéressement, tel qu'il est décrit en détail dans la circulaire, est par les présentes approuvé, ratifié et confirmé;

2. un dirigeant ou un administrateur de Trinidad reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

3. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts de la Fiducie ou sans obtenir leur approbation.

ANNEXE D

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE D'ENTREPRISE

La description suivante des pratiques de la Fiducie en matière de gouvernance d'entreprise est fournie comme l'exige la Bourse de Toronto (la *TSX*) et fait référence aux lignes directrices que la TSX a adoptées en 1995. Voir le tableau suivant pour des renseignements sur la gouvernance d'entreprise de la Fiducie et, plus particulièrement, la réaction de cette dernière aux lignes directrices en matière de régie d'entreprise de la TSX.

Observation des lignes directrices en matière de régie d'entreprise

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
1. Le conseil d'administration devrait assumer explicitement la responsabilité de gérance de la Fiducie, y compris :		
a) l'adoption d'un processus de planification stratégique;	Oui	a) Le conseil d'administration a assumé cette responsabilité et il s'en acquitte en se concentrant sur les objectifs opérationnels et financiers à long terme pendant ses réunions et lorsqu'il révise les possibilités de croissance.
b) l'identification des principaux risques associés à l'entreprise de la Fiducie et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques;	Oui	b) Le conseil d'administration examine régulièrement les principaux risques de son entreprise, y compris les risques financiers, opérationnels et de concurrence. Le conseil d'administration passe en revue des mesures commerciales visant à surveiller et à réduire au minimum les risques pour la Fiducie au moins à chaque année et à chaque réunion du conseil d'administration, selon les besoins.
c) la planification de la relève, y compris la désignation, la formation et la supervision des hauts dirigeants;	Oui	c) Le conseil d'administration dans son ensemble est chargé de la planification de la relève.
d) une politique de communication de la Fiducie;	Oui	d) Le conseil d'administration supervise les relations avec les investisseurs et fait un rapport à chaque réunion. Plus particulièrement, le conseil d'administration approuve tous les documents d'information continue importants et les documents d'offre avant qu'ils soient déposés ou transmis aux porteurs de parts, y compris les notices annuelles, les circulaires de sollicitation de procurations, les états financiers et les prospectus.
e) l'intégrité des systèmes de contrôle interne et d'information de gestion de la Fiducie.	Oui	e) Le comité de vérification du conseil d'administration se charge des systèmes de contrôle interne et d'information de gestion. Dans le cadre de cet examen, le comité de vérification rencontre les vérificateurs de la Fiducie séparément.

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
2. Le conseil d'administration devrait être composé en majorité de personnes qui sont des administrateurs non reliés.	Oui	Le conseil d'administration est composé de cinq administrateurs, dont un seul est un administrateur relié.
3. Divulgation concernant les administrateurs non reliés au point 2.	Voir les commentaires	L'administrateur relié de Trinidad est Michael Heier, chef de la direction.
4. Le conseil d'administration devrait nommer un comité d'administrateurs, composé exclusivement d'administrateurs externes, c.-à-d. d'administrateurs qui ne sont pas membres de la direction, et en majorité d'administrateurs non reliés, et charger ce comité de proposer au conseil de nouveaux candidats aux postes d'administrateur ainsi que d'évaluer les administrateurs régulièrement.	Voir les commentaires	Le conseil d'administration, dans son ensemble, dont tous les membres sauf un sont non reliés (comme il est indiqué ci-dessus), enquête sur les nouveaux candidats aux postes d'administrateur et les approuve et évalue chaque administrateur de façon continue.
5. Le conseil d'administration devrait mettre en œuvre une marche à suivre aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et de l'apport des différents administrateurs.	Voir les commentaires	Le conseil d'administration n'est pas encore doté d'un comité chargé d'évaluer le rôle et l'efficacité des membres du conseil d'administration puisque ce dernier est relativement petit, n'étant composé que de six administrateurs. Le conseil d'administration peut surveiller l'efficacité des administrateurs individuellement et du conseil dans son ensemble en échangeant sur le sujet pendant ses réunions.
6. Existence d'un programme d'orientation et de formation à l'intention des nouveaux membres du conseil.	Voir les commentaires	Bien qu'il n'y ait aucun programme en place, la direction veille à ce que les nouveaux administrateurs comprennent l'entreprise et les objectifs de la Fiducie tout en les informant des risques pertinents.
7. Examen de la taille du conseil d'administration et influence du nombre sur l'efficacité.	Oui	Le conseil d'administration est composé de six membres, ce qui suffit pour obtenir une diversité d'opinions et pour composer les comités. Trinidad croit qu'elle est dotée d'une bonne combinaison d'administrateurs ayant des connaissances dans le secteur du forage et des sociétés ouvertes.
8. Montant de la rémunération et mode de rémunération des administrateurs qui reflètent d'une manière réaliste les responsabilités et le risque associés au fait d'être un administrateur efficace.	Oui	Les administrateurs ne touchent aucune rémunération en espèces lorsqu'ils agissent à ce titre, mais ils peuvent participer au régime d'options.
9. Les comités du conseil d'administration devraient généralement être composés :		
a) d'administrateurs externes;	Voir les commentaires	Tous les comités du conseil d'administration sont composés uniquement d'administrateurs externes, exception faite du comité de rémunération qui est composé de deux administrateurs externes et d'un administrateur interne.
b) d'une majorité d'administrateurs non reliés.	Oui	Chaque comité du conseil d'administration est composé en majorité d'administrateurs non reliés.

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
10. Responsabilité de mettre au point la démarche à suivre en ce qui concerne la question de régie d'entreprise de la Fiducie ou déléguer cette responsabilité générale à un comité.	Oui	Le conseil d'administration s'est expressément chargé de mettre au point la démarche devant être suivie par la Fiducie en ce qui concerne la question de gouvernance d'entreprise. Le conseil d'administration a adopté une approche proactive et les questions en matière de régie d'entreprise sont soulevées au besoin aux réunions du conseil.
11. Le conseil d'administration, conjointement avec le président et chef de la direction, devrait élaborer des descriptions de fonctions relativement aux membres du conseil et au chef de la direction, et y définir les limites des responsabilités de la direction. En outre, le conseil devrait approuver ou déterminer les objectifs généraux de la Fiducie que le chef de la direction doit atteindre.	Oui	Trinidad a adopté un guide des politiques qui énonce en détail les limites imposées à l'autorité de la direction et les questions nécessitant l'approbation du conseil d'administration. Ce guide énonce également les fonctions des hauts dirigeants de Trinidad.
14. Mise en oeuvre d'un système permettant à un administrateur donné d'engager un conseiller externe aux frais de la Fiducie lorsque les circonstances le justifient.	Oui	Le conseil d'administration permettrait, lorsque les circonstances le justifient, à un administrateur donné d'engager un conseiller externe aux frais de la Fiducie.
15. Décisions nécessitant l'approbation du conseil d'administration.	Voir les commentaires	Le conseil d'administration prend toujours les décisions dans les domaines suivants : emprunts financiers, questions relatives aux titres de participation, budget, rémunération des dirigeants, dépenses importantes aux termes des politiques d'entreprise et de la stratégie commerciale de la Fiducie.
16. Mise sur pied de procédés pour recevoir la rétroaction des actionnaires et y donner suite.	Voir les commentaires	Le chef des finances, de concert avec le chef de la direction, est chargé de donner suite aux demandes et aux préoccupations des actionnaires. Le chef des finances répond personnellement à toutes les demandes verbales et écrites des actionnaires.


TRINIDAD
ENERGY SERVICES INCOME TRUST

NOTICE ANNUELLE INITIALE

pour l'exercice terminé le 31 décembre 2002

Le 3 octobre 2003

TABLE DES MATIÈRES

GLOSSAIRE

À moins que le contexte s'y oppose, dans la présente notice annuelle, les termes et abréviations suivantes ont le sens qui leur est donné ci-dessous :

ABCA La *Business Corporations Act* (Alberta) et les règlements pris aux termes de celle-ci, dans leur version modifiée à l'occasion.

AcquisitionCo Trinidad Acquisition Corp., société par actions constituée sous le régime de l'ABCA, qui appartenait en propriété exclusive à la Fiducie.

acquisition de Bear A le sens qui lui est attribué à la rubrique « Évolution générale de Trinidad – Acquisitions importantes et construction d'installations de forage ».

acquisition de Saturn A le sens qui lui est attribué à la rubrique « Évolution générale de la Fiducie – Acquisitions importantes et construction d'installations de forage ».

acte de fiducie L'acte de fiducie intervenu en date du 1er août 2002 entre Trinidad et le fiduciaire, tel qu'il peut être modifié, étoffé ou mis à jour à l'occasion.

action de Trinidad Une action ordinaire du capital-actions de Trinidad, comme il est constitué à la date des présentes.

activités Les activités qu'exerce actuellement Trinidad, qui comprennent la prestation de services et la fourniture d'équipement de forage et de reconditionnement à des sociétés d'exploration et de production gazières et pétrolières en exploitation dans l'Ouest canadien.

arrangement A le sens qui lui est attribué à la rubrique « Évolution générale de la Fiducie – L'arrangement ».

Bear Bear Drilling Inc., société par actions prorogée sous le régime de l'ABCA.

billets Les billets subordonnés non garantis émis par Trinidad à la Fiducie aux termes de l'arrangement, d'un montant en capital de 17 315 897 $ et tous billets subordonnés non garantis supplémentaires émis par Trinidad à la Fiducie dans le cadre de l'acquisition de Saturn, d'un capital de 11 164 001 $, en plus des billets subordonnés non-garantis supplémentaires émis par Trinidad à la Fiducie dans le cadre de l'acquisition de Bear au montant en capital de 24 597 499,29 $.

CAODC Canadian Association of Oilwell Drilling Contractors.

conseil d'administration Le conseil d'administration de Trinidad comme il est constitué à l'occasion.

direction La direction de Trinidad.

droits Droit d'achat des parts en vertu du régime de droits.

FERR Des fonds enregistrés de revenu de retraite.

fiduciaire Valiant Trust Company, en qualité de fiduciaire aux termes de l'acte de fiducie.

Fiducie Trinidad Energy Services Income Trust.

investissements permis (i) des obligations émises ou garanties par le gouvernement du Canada ou de l'une des provinces du Canada ou par un organisme ou un intermédiaire de ceux-ci; (ii) des dépôts à terme, des certificats de placement garantis, des certificats de dépôt ou des acceptations bancaires d'une banque à charte canadienne ou d'autres institutions financières ou garanties par une banque à charte canadienne ou d'autres institutions financières, dont les titres d'emprunt à court terme ou les dépôts ont reçu au moins la note « A » ou l'équivalent de Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited;

et (iii) du papier commercial ayant reçu au moins la note « A » ou l'équivalent de Dominion Bond Rating Service Limited, échéant dans chaque cas dans les 180 jours suivant la date d'acquisition.

investissement ultérieur Les titres de Trinidad ou d'une autre filiale de la Fiducie et les titres de toutes autres entités, y compris des personnes morales, des sociétés de personnes ou des fiducies, et tout autre investissement ou bien décrit à l'alinéa 132(6)b) de la LIR (y compris un investissement ou un bien acquis directement ou indirectement à la suite de l'émission de parts).

LIR La *Loi de l'impôt sur le revenu* (Canada) et les règlements pris aux termes de celle-ci, dans sa version modifiée à l'occasion.

membre du groupe (*affiliate*) et autres expressions semblables Ont le sens qui leur est attribué dans la *Securities Act* (Alberta), dans sa version modifiée, sauf indication contraire aux présentes.

non-résident (i) une personne qui n'est pas un résident du Canada pour l'application de la LIR ou (ii) une société de personnes qui n'est pas une société de personnes canadienne pour l'application de la LIR.

option Une option visant l'acquisition de parts conformément au régime d'options d'achat d'actions de Trinidad, adopté par les porteurs des actions de Trinidad le 3 mai 2001.

parts Les parts du capital de la Fiducie, comme il est constitué à la date des présentes.

personne Une personne physique, une société de personnes, une association, une personne morale, un fiduciaire, un liquidateur, un administrateur judiciaire, un représentant légal, un gouvernement, une autorité réglementaire ou une autre entité.

personne qui a un lien (*associate*) et autres expressions semblables Ont le sens qui leur est attribué dans la *Securities Act* (Alberta), dans sa version modifiée, sauf indication contraire aux présentes.

porteur de parts Un porteur de parts.

quote-part d'un montant donné à l'égard d'un porteur d'une part à tout moment, le produit obtenu en multipliant le nombre de parts dont ce porteur est propriétaire à ce moment par le quotient obtenu en divisant le montant en cause par le nombre total de parts émises et en circulation à ce moment.

REEE Des régimes enregistrés d'épargne-études.

REER Des régimes enregistrés d'épargne-retraite.

régime de droits Régime d'intéressement en droits de souscriptions de parts de fiducie approuvé par le conseil d'administration, avec prise d'effet au 2 mai 2003, ratifié et approuvé par les porteurs de parts le 9 juin 2003. Conformément au régime de droits, des droits peuvent être accordés aux directeurs, aux membres de la direction, aux employés et aux experts-conseils de la Fiducie, de Trinidad et les membres de leur groupe.

régimes différés Collectivement, les REER, les FERR, les RPDB et les REEE.

résolution ordinaire Une résolution approuvée à une assemblée des porteurs de parts et, le cas échéant, des porteurs de droits de vote spéciaux à plus de 50 % des voix exprimées à l'égard de la résolution par les porteurs de parts et, le cas échéant, les porteurs de droits de vote spéciaux, ou pour leur compte, présents en personne ou représentés par procuration à l'assemblée.

résolution spéciale Une résolution proposée comme résolution spéciale à une assemblée des porteurs de parts (y compris à une reprise de celle-ci en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie à laquelle au moins deux porteurs détenant au moins 5 % du nombre total de parts alors en circulation sont présents en personne ou représentés par procuration et adoptée par le vote des porteurs d'au moins 66 2/3 % des parts représentées à l'assemblée et qui ont voté sur cette résolution lors d'un scrutin. Aux fins d'établir ce pourcentage, les porteurs des droits de vote spéciaux émis qui sont présents à l'assemblée sont réputés

représenter des parts en circulation d'un nombre équivalant au nombre de voix rattachées à ces droits de vote spéciaux.

RPDB Des régimes de participation différée aux bénéfices.

Saturn Saturn Drilling Inc., société par actions constituée sous le régime de l'ABCA.

Trinidad Trinidad Drilling Ltd., société par actions fusionnée en vertu de l'ABCA et filiale en propriété exclusive de la Fiducie.

TSX La Bourse de Toronto.

TRINIDAD ENERGY SERVICES INCOME TRUST

Notice annuelle initiale
pour l'exercice terminé le 31 décembre 2002

STRUCTURE DE TRINIDAD ENERGY SERVICES INCOME TRUST

Trinidad Energy Services Income Trust

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société, régie par les lois de la province d'Alberta et créée aux termes de l'acte de fiducie. La Fiducie est propriétaire de la totalité des actions de Trinidad et des billets. Trinidad exerce les activités.

Le bureau principal de la Fiducie est situé au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2, et son siège social, au 855, 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Les parts sont inscrites à la cote de la TSX.

Trinidad Drilling Ltd.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée.

Avec prise d'effet à la fin de l'exercice 1999 de Trinidad, Trinidad a remplacé sa fin d'exercice du 30 novembre par le 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action de Trinidad et d'un demi-bon de souscription d'action de Trinidad, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9 millions de dollars.

Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000. Le 17 septembre 2002, Trinidad a fusionné avec AcquisitionCo et est devenue une filiale en propriété exclusive de la Fiducie aux termes de l'arrangement. Après l'arrangement, les actions de Trinidad ont été radiées de la cote de la TSX et la négociation des parts à la TSX a débuté.

Les fonctions de siège social et de bureau principal de Trinidad sont réparties entre le bureau de direction et de commercialisation de Trinidad situé au 540, 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 et son bureau d'exploitation situé au 4810, 62nd Avenue, Lloydminster (Alberta) T9V 1E9. Trinidad maintient aussi une cour d'exploitation à Blackfoot (Alberta). Le siège social de Trinidad est situé au 855, 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Une structure organisationnelle simplifiée de Trinidad, y compris Trinidad et les flux de trésorerie de Trinidad à la Fiducie et de la Fiducie à ses porteurs de parts figure ci-dessous :


Porteurs de parts
Parts (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à Trinidad de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces seront versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Politique de distribution ».

ÉVOLUTION GÉNÉRALE DE LA FIDUCIE

L'arrangement

Le 17 septembre 2002, Trinidad a été réorganisée, au moyen d'un plan d'arrangement conformément à l'ABCA, en une fiducie de revenu (l'*arrangement*) aux termes d'un contrat (le *contrat d'arrangement*) intervenu en date du 8 août 2002 entre Trinidad, AcquisitionCo et la Fiducie. L'arrangement a fait en sorte que les actionnaires de Trinidad ont reçu des parts en échange de leurs actions de Trinidad à raison de une pour une.

L'arrangement visait à transformer Trinidad de personne morale, axée sur la croissance au moyen du réinvestissement des flux de trésorerie, en fiducie, qui distribuerait une partie importante des flux de trésorerie reçus de sa société en exploitation aux porteurs de parts et qui conserverait une partie de ces flux de trésorerie pour des occasions de croissance choisies. La Fiducie a actuellement l'intention de distribuer aux porteurs de parts jusqu'à 75 % de ses fonds disponibles aux fins de distribution. Les distributions de la Fiducie aux porteurs de parts pour 2002 représentaient quelque 61 % des espèces disponibles aux fins de distribution. La Fiducie a commencé à verser des distributions mensuelles aux porteurs de parts en novembre 2002. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Politique de distribution ».

Conformément à l'arrangement, le conseil d'administration a délégué la supervision de la gestion et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction.

La Fiducie

La Fiducie a été créée le 17 septembre 2002 aux termes de l'acte de fiducie.

Le 10 avril 2003, la Fiducie a mené à terme une offre publique d'achat aux termes de laquelle elle a émis 4 615 385 parts au prix de 2,60 $ chacune pour un produit brut global de 12 000 000 $. Ce produit a servi à financer l'acquisition de Saturn. Voir « Évolution générale de Trinidad – Acquisitions importantes et construction d'installations de forage ».

Le 18 juillet 2003, la Fiducie a réalisé, au moyen d'une convention de prise ferme, un placement privé de 6 944 444 parts à 3,60 $ chacune pour un produit brut de 24 999 998 $. Ce produit a servi à financer l'acquisition de Bear. Voir « Évolution générale de Trinidad – Acquisitions importantes et construction d'installations de forage ». De pair avec l'opération d'acquisition de Bear, 277 778 parts à 3,60 $ chacune de fiducie ont été émises à Bear.

L'acte de fiducie

Généralités

La Fiducie a été constituée aux termes de l'acte de fiducie et est régie par celui-ci. La Fiducie est gérée par le conseil d'administration et des cadres dirigeants de Trinidad, non par un tiers, et elle ne paie aucuns frais de gestion.

Émission de parts

L'acte de fiducie prévoit que des parts, y compris des droits, des bons de souscription, des options et d'autres titres visant l'achat de parts ou leur conversion ou échange en parts, peuvent être créées, émises, vendues et remises aux moments, selon les conditions et pour la contrepartie que le conseil d'administration peut fixer. Ces droits, bons de souscriptions, options ou autres titres ne seront pas réputés être des parts et leurs porteurs ne seront pas réputés être des porteurs de parts aux termes de l'acte de fiducie. En outre, la Fiducie peut émettre des débentures, des billets et d'autres titres de créance à l'occasion, aux moments, selon les conditions et pour la contrepartie que le conseil d'administration peut fixer.

Distributions en espèces

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie tiré de l'intérêt reçu sur les billets ou de tout autre revenu d'intérêt et dividendes reçus sur les actions de Trinidad ou d'autres dividendes, ainsi que des autres sommes que le conseil d'administration peut décider d'inclure ou de déduire, déduction faite des frais et des dettes de la Fiducie exigibles et courus et qui peuvent être portés en déduction du revenu net de la Fiducie. En outre, les porteurs de parts peuvent, au gré du fiduciaire, recevoir des distributions à l'égard des remboursements de capital des billets qu'effectue Trinidad à la Fiducie. Il est prévu toutefois que la Fiducie réinvestira une partie importante, si ce n'est la totalité, des remboursements de capital des billets dans des titres de Trinidad pour permettre à Trinidad d'effectuer des dépenses en immobilisations dans le but de développer les activités en vue d'accroître les flux de trésorerie que Trinidad tirera des opérations et ainsi d'éventuellement accroître les distributions futures aux porteurs de parts.

Politique de distribution

La Fiducie distribuera mensuellement en espèces aux porteurs de parts le revenu d'intérêt gagné sur les billets et les dividendes, s'il en est, reçus sur les actions de Trinidad, déduction faite des frais, s'il en est, et des rachats de parts en espèces. Le conseil d'administration a actuellement l'intention d'offrir des distributions mensuelles stables en fonction des flux de trésorerie annuels prévus; toutefois, le montant réel des distributions versées par la Fiducie pourra être révisé par le conseil d'administration, compte tenu de la situation financière de la Fiducie et de la situation du marché au moment pertinent.

Il est actuellement prévu que le seul revenu important que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions de Trinidad.

Droits de vote spéciaux

Afin que la Fiducie ait la flexibilité voulue pour tenter de réaliser des acquisitions d'entreprises, l'acte de fiducie prévoit la création de droits de vote spéciaux qui permettront à la Fiducie d'accorder des droits de vote aux porteurs

des actions échangeables que pourraient émettre à l'avenir Trinidad ou d'autres filiales de la Fiducie. Aucune action échangeable n'est actuellement en circulation.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'ont aucun droit aux distributions de quelque nature que ce soit de la Fiducie et ont droit au nombre de voix aux assemblées des porteurs de parts que peut fixer le conseil d'administration au moyen de la résolution autorisant l'émission de droits de vote spéciaux. À l'exception du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'encourra, à ce titre, de responsabilité contractuelle ou délictuelle de quelque nature que ce soit envers une personne relativement à la Fiducie ou à ses éléments d'actif, obligations et affaires internes et, dans l'éventualité où un tribunal juge que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être exécutée qu'à l'encontre de la fraction des éléments d'actif de la Fiducie qui revient au porteur de parts et ne sera acquittée que sur cette fraction. Aux termes de l'acte de fiducie, la Fiducie indemnisera chaque porteur de parts des frais, dommages-intérêts, responsabilités, dépenses, charges et pertes que celui-ci a subis en raison de l'absence de responsabilité limitée ou découlant de cette absence de responsabilité limitée.

La possibilité que la responsabilité personnelle des porteurs de parts soit engagée de la façon décrite ci-dessous est peu vraisemblable à la lumière du fait que la seule activité commerciale de la Fiducie est de détenir des titres et que toutes les opérations commerciales sont en fait menées par Trinidad. En outre, l'acte de fiducie prévoit que tous les contrats signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations ne lieront pas les porteurs de parts personnellement. Malgré le libellé de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés à l'égard des obligations de la Fiducie dans la même mesure qu'un actionnaire est protégé à l'égard des obligations d'une société par actions. Une responsabilité personnelle peut être engagée à l'égard de réclamations à l'encontre de la Fiducie (dans la mesure où la Fiducie ne les a pas réglées) qui ne découlent pas de contrats, y compris des réclamations en responsabilité civile délictuelle, des réclamations de créances fiscales et possiblement des réclamations à l'égard de certaines autres obligations prévues par la loi.

Les activités de la Fiducie et de Trinidad seront menées, suivant l'avis des conseillers juridiques, dans des territoires et d'une manière qui évitent autant que possible tout risque important de responsabilité de la part des porteurs de parts à l'égard de réclamations à l'encontre de la Fiducie, y compris en obtenant une assurance adéquate, si elle est disponible, pour l'exploitation de Trinidad et en concluant des contrats signés par la Fiducie ou pour son compte qui comprennent la disposition susmentionnée.

Droit de rachat

Les parts sont rachetables à tout moment sur demande de leurs porteurs moyennant remise à la Fiducie du ou des certificats attestant ces parts, accompagnés d'un avis dûment rempli et signé demandant le rachat (le *droit de rachat*). Dès que la Fiducie reçoit l'avis de rachat des parts, le porteur de celles-ci a le droit de recevoir un prix par part (le *prix de rachat du marché*) équivalant au moindre des montants suivants : (i) 90 % du *prix du marché* des parts sur le principal marché à la cote duquel les parts sont inscrites au cours de la période de 10 jours de bourse qui commence immédiatement après la date à laquelle les parts sont remises à la Fiducie en vue de leur rachat, et (ii) le *cours de clôture du marché* sur le principal marché à la cote duquel les parts sont inscrites à la date à laquelle les parts sont ainsi remises en vue de leur rachat.

Pour l'application de ce calcul, le *prix du marché* est égal à la moyenne simple des cours de clôture des parts de chaque jour de bourse où il y a eu un cours de clôture; toutefois, si la bourse ou le marché en cause n'affiche pas de cours de clôture mais affiche les cours extrêmes des parts négociées un jour donné, le cours du marché sera égal à la moyenne simple des moyennes des cours extrêmes de chaque jour de bourse où des parts ont été négociées; et en outre, si des parts ont été négociées à la bourse ou sur le marché en cause pendant moins de cinq des 10 jours de bourse, le cours du marché correspondra à la moyenne simple des cours suivants, établis pour chacun des 10 jours de bourse : la moyenne des derniers cours acheteur et des derniers cours vendeur de chaque jour où des parts n'ont pas été négociées; le cours de clôture des parts de chaque jour où des parts ont été négociées si la bourse ou le marché affiche un cours de clôture; et la moyenne des cours extrêmes des parts de chaque jour où des parts ont été négociées

si le marché n'affiche que les cours extrêmes des parts négociées ce jour-là. Le *cours de clôture du marché* correspondra à un montant égal au cours de clôture des parts si des parts ont été négociées à cette date; à un montant égal à la moyenne des cours extrêmes des parts si des parts ont été négociées et que la bourse ou l'autre marché n'affiche que les cours extrêmes des parts négociées ce jour-là, et à la moyenne des derniers cours acheteur et des derniers cours vendeur si aucune part n'a été négociée ce jour-là.

Le prix de rachat du marché total payable par la Fiducie à l'égard des parts remises en vue de leur rachat au cours d'un mois civil est réglé au moyen d'un paiement en espèces le dernier jour du mois suivant. Le droit des porteurs de parts de recevoir des espèces au rachat de leurs parts est assujetti à la restriction selon laquelle le montant total payable par la Fiducie à l'égard de ces parts et de toutes les autres parts remises en vue de leur rachat au cours du même mois civil et de tout mois civil précédent pendant de la même année ne peut dépasser 100 000 $; toutefois, Trinidad peut, à son gré, renoncer à cette restriction à l'égard de tout mois civil. Si cette restriction ne fait pas l'objet d'une renonciation, le prix de rachat du marché payable par la Fiducie à l'égard des parts remises en vue de leur rachat au cours d'un mois civil est versé le dernier jour du mois suivant, de l'une des façons suivantes : (i) la Fiducie distribue des billets, des actions de Trinidad ou d'autres investissements ultérieurs (collectivement, les *investissements*) d'un montant en capital total ou d'une juste valeur marchande totale, selon le cas, égal au prix de rachat du marché total des parts remises en vue de leur rachat, ou (ii) si Trinidad donne des directives en ce sens ou que la Fiducie ne détient pas d'investissements ayant un capital suffisant ou une juste valeur marchande suffisante, selon le cas, en circulation pour effectuer le paiement, la Fiducie émet ses propres billets d'un capital total égal au prix de rachat du marché total des parts remises en vue de leur rachat, lesquels billets (les *billets de rachat*) ont des conditions essentiellement semblables à celles des billets, ou (iii) le conseil d'administration peut, à son gré, choisir une combinaison des deux.

Si au moment où les parts sont remises par un porteur de parts en vue de leur rachat, les parts en circulation ne sont pas inscrites à la cote de la TSX et ne sont pas négociées ou inscrites à une autre bourse ou sur un autre marché qui, selon Trinidad et à sa seule appréciation, fournit un prix à la juste valeur marchande représentatif pour les parts ou si la négociation des parts en circulation est suspendue ou arrêtée à une bourse à laquelle les parts sont inscrites ou, si elles ne sont pas inscrites, sur un marché sur lequel les parts sont inscrites, à la date à laquelle les parts sont remises en vue de leur rachat ou pendant plus de cinq jours de bourse pendant la période de 10 jours de bourse, commençant immédiatement après la date à laquelle les parts ont été remises en vue de leur rachat, alors, le porteur de parts aura le droit de recevoir, plutôt que le prix de rachat du marché, un prix par part (le *prix de rachat évalué*) équivalant à 90 % de leur juste valeur marchande établie par Trinidad et arrêtée à la date à laquelle les parts de fiducie ont été remises en vue de leur rachat. Le prix de rachat évalué total payable par la fiducie à l'égard de parts remises en vue de leur rachat au cours de tout mois civil est réglé le dernier jour du troisième mois qui suit, au moyen, au choix de la Fiducie, (i) d'un paiement en espèces ou (ii) d'une distribution d'investissements ou de billets de rachat comme il est décrit ci-dessus.

Il est prévu que ce droit de rachat ne sera pas le principal mécanisme par lequel les porteurs des parts pourront aliéner leurs parts. Les investissements ou les billets de rachat qui peuvent être distribués *en nature* aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à la cote d'aucune bourse et on ne prévoit pas qu'un marché se créera pour ces investissements ou billets de rachat. Les investissements ou les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes différés.

Porteurs non-résidents

Des non-résidents peuvent acheter et détenir des parts pourvu qu'ils ne soient pas les propriétaires véritables, au total, plus de la moitié des parts en circulation, comme il est décrit ci-dessous. La Fiducie peut fournir aux éventuels acquéreurs de parts non-résidents des conseils à l'égard de leur capacité d'acquérir des parts.

Certaines dispositions de la LIR exigent que la Fiducie ne soit pas créée ni maintenue principalement au profit de non-résidents. Par conséquent, afin de respecter ces dispositions, l'acte de fiducie prévoit des restrictions quant à la propriété des parts par des porteurs de parts non-résidents. Les porteurs de parts peuvent être tenus de fournir au fiduciaire une déclaration (une *déclaration de résidence*) précisant s'ils sont ou non des non-résidents, et si le fiduciaire apprend, à l'aide des déclarations de résidence exigées ou autrement, que les propriétaires véritables de 40 % des parts alors en circulation sont ou peuvent être des non-résidents ou que cette situation est imminente, le fiduciaire exige par la suite des déclarations de résidence au moins chaque année dans le cadre des assemblées annuelles des porteurs de parts. Si le fiduciaire apprend à un moment quelconque, à l'aide des déclarations de

résidence exigées relativement à la propriété effective ou autrement, que les propriétaires véritables de 49 % des parts alors en circulation sont ou peuvent être des non-résidents ou que cette situation est imminente, le fiduciaire peut publiquement l'annoncer et doit refuser toute souscription de parts d'une personne ou toute émission de parts ou inscription d'un transfert de parts à une personne, à moins que celle-ci ne fournisse une déclaration de résidence déclarant qu'elle n'est pas un non-résident. Si malgré ce qui précède, le fiduciaire juge que la majorité des parts sont détenues par des non-résidents, il peut envoyer un avis aux porteurs de parts non-résidents, selon l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière que le fiduciaire peut juger équitable et raisonnablement possible, exigeant qu'ils vendent leurs parts ou une partie précise de celles-ci au cours d'un délai prescrit d'au moins 60 jours. Si les porteurs de parts qui reçoivent l'avis n'ont pas vendu le nombre indiqué de parts ou n'ont pas fourni au fiduciaire une preuve satisfaisante qu'ils ne sont pas des non-résidents dans ce délai, le fiduciaire peut, pour le compte de ces porteurs de parts, vendre les parts et, dans l'intervalle, suspendre les droits de vote et de distribution rattachés à ces parts. La vente a lieu à l'une des bourses à la cote desquelles les parts sont alors inscrites et, dès que les parts sont vendues, les porteurs concernés cessent d'être des porteurs de parts et leurs droits sont limités au droit de recevoir le produit net de la vente sur remise des certificats représentant les parts.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues en vue notamment d'étudier l'élection ou la destitution du fiduciaire, la nomination ou la destitution des vérificateurs de la Fiducie, l'approbation de modification de l'acte de fiducie (à l'exception de ce qui est décrit à la rubrique « Évolution générale de la Fiducie – L'acte de fiducie – Modification de l'acte de fiducie »), la vente de la totalité ou de la quasi-totalité des biens de la Fiducie, certains regroupements d'entreprises à l'égard de Trinidad, des modifications importantes aux statuts de Trinidad et le début de la liquidation des affaires de la Fiducie. Les assemblées des porteurs de parts seront convoquées et tenues annuellement afin d'étudier notamment la présentation des états financiers vérifiés de la Fiducie pour le dernier exercice, l'élection des membres du conseil d'administration et la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts alors en circulation le demandent par écrit. La demande doit notamment indiquer de manière raisonnablement détaillée les fins commerciales pour lesquelles l'assemblée doit être convoquée.

Les porteurs de parts peuvent assister à toutes les assemblées des porteurs de parts et y voter en personne ou par procuration; un fondé de pouvoir n'a pas à être un porteur de parts. Deux personnes présentes en personne ou représentées par procuration et représentant au total au moins 5 % des voix rattachées à toutes les parts en circulation constituent le quorum pour les fins de ces assemblées. Afin d'établir le quorum, les porteurs des droits de vote spéciaux émis qui sont présents à l'assemblée sont considérés représenter les parts en circulation d'un nombre équivalant au nombre de voix rattachées à ces droits de vote spéciaux.

L'acte de fiducie contient des dispositions relatives à l'avis exigé et aux autres procédures à l'égard de la convocation et de la tenue d'assemblées des porteurs de parts conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de Trinidad

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de Trinidad à l'égard de l'élection des membres du conseil d'administration ou de la nomination des vérificateurs de Trinidad sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. Le fiduciaire ne peut non plus exercer les droits de vote rattachés aux actions afin d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) une vente, une location ou toute autre aliénation de la totalité ou de la quasi-totalité des éléments d'actif de la Fiducie ou de Trinidad ou tout intérêt dans ceux-ci, sauf dans le cadre d'une réorganisation interne des éléments d'actif directs ou indirects de la Fiducie ou de Trinidad à la suite de laquelle Trinidad ou la Fiducie a le même intérêt, direct ou indirect, dans les éléments d'actif que l'intérêt, direct ou indirect, qu'elle avait avant la réorganisation;

b) une fusion prévue par la loi de Trinidad et de toute autre société par actions, sauf dans le cadre d'une réorganisation interne dont il est question à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi mettant en cause Trinidad, sauf dans le cadre d'une réorganisation interne dont il est question à l'alinéa a) ci-dessus;

d) une modification des statuts de Trinidad visant à augmenter ou à réduire le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de Trinidad visant à modifier le capital-actions autorisé ou à modifier les droits, privilèges ou charges, restrictions et conditions rattachés à toute catégorie d'actions de Trinidad d'une manière qui peut être préjudiciable à la Fiducie.

Le fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Le fiduciaire est chargé notamment d'accepter les souscriptions de parts et d'émettre les parts aux termes de celles-ci, de tenir les livres et registres de la Fiducie, d'effectuer le paiement des distributions aux porteurs de parts et de fournir dans les délais des rapports aux porteurs de parts. L'acte de fiducie prévoit que le fiduciaire exerce ses pouvoirs et remplit ses fonctions aux termes de celui-ci, à titre de fiduciaire, honnêtement, de bonne foi et au mieux des intérêts de la Fiducie et des porteurs de parts et, dans le cadre de ceux-ci, apporte le degré de soin, de diligence et de compétence qu'un fiduciaire raisonnablement prudent apporterait dans des circonstances comparables.

Le mandat initial du fiduciaire se poursuit jusqu'à la fin de la troisième assemblée annuelle des porteurs de parts. Par la suite, le fiduciaire est nommé de nouveau ou remplacé tous les trois ans selon le vote exprimé à la majorité des voix à une assemblée des porteurs de parts. Le fiduciaire peut démissionner moyennant un avis de 60 jours à la Fiducie. Le fiduciaire peut également être destitué au moyen d'une résolution spéciale des porteurs de parts. La démission ou la destitution prend effet dès l'acceptation ou la nomination d'un successeur.

Délégation d'autorité, gestion et régie de la Fiducie

Le conseil d'administration a de manière générale délégué la supervision de la gestion et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction. En particulier, le fiduciaire a notamment délégué à Trinidad la responsabilité des questions suivantes :

- toutes les questions relatives à un placement de parts ou d'autres titres de la Fiducie, y compris la conformité à toutes les lois applicables dans le cadre du placement et de tous les documents et contrats ayant trait au placement;

- toutes les questions relatives à une offre publique d'achat, à une fusion, à un arrangement, à une acquisition d'éléments d'actif, à un processus visant à maximiser la valeur pour les porteurs de parts ou à toute opération ou à tout regroupement d'entreprises semblable, y compris les documents ayant trait à ces questions;

- la fixation et l'administration des montants payables à titre de distributions aux porteurs de parts, la fréquence de ces distributions et la date de clôture des registres pour les porteurs de parts admissibles à ces distributions;

- toutes les questions relatives au rachat de parts;

- l'exercice des droits de vote rattachés aux actions et aux billets de Trinidad et à tout autre investissement ultérieur détenu par la Fiducie (sous réserve des dispositions de l'acte de fiducie exigeant l'approbation des porteurs de parts à l'égard de certaines questions);

- tout emprunt, l'obtention de crédit ou l'octroi d'une sûreté par la Fiducie, y compris les questions relatives à la subordination des intérêts de la Fiducie et des sûretés accordées par la Fiducie;

- les conditions, la signature et la modification à l'occasion de contrats auxquels la Fiducie est partie;
- l'organisation des assemblées (y compris les assemblées générales annuelles) des porteurs de parts et la préparation, l'approbation et la distribution des documents dans le cadre de celles-ci;
- la prestation de services à l'égard des éléments d'actif de la Fiducie, la coordination et l'administration de ces éléments d'actif, y compris l'acquisition d'investissements ultérieurs par la Fiducie;
- les arrangements afin d'obtenir les services de vérification, de comptabilité, d'assurance, juridiques, financiers et autres services professionnels dont la Fiducie peut avoir besoin;
- le respect par la Fiducie de ses obligations en vertu de la loi, y compris ses obligations d'information continue aux termes des lois sur les valeurs mobilières applicables;
- le maintien et la supervision, pour le compte de la Fiducie, des services de l'agent des transferts et d'autres organismes agissant pour la Fiducie;
- l'examen, l'autorisation et le paiement, pour le compte de la Fiducie, des frais d'exploitation engagés pour le compte de la Fiducie;
- la fourniture d'espace à bureaux, d'équipement, d'installations, de fournitures et de personnel, y compris tous les services de la direction, de secrétariat et d'administration;
- la préparation et l'approbation de rapports de comptabilité, de gestion et d'autres rapports (y compris les rapports annuels et trimestriels aux porteurs de parts, les états financiers, les déclarations de taxes aux porteurs de parts et les déclarations de revenu) et la préparation des rapports de la Fiducie aux autorités de réglementation des valeurs mobilières pertinentes et à des organismes semblables d'un gouvernement ou au comité d'une bourse auxquels la Fiducie est tenue de faire rapport et toute autre aide fournie au fiduciaire dans ses relations avec ces autorités de réglementation;
- la tenue et le maintien des livres et des registres de la Fiducie et la supervision du respect par la Fiducie des exigences en matière de tenue de registres aux termes des régimes de réglementation applicables;
- les communications et la correspondance avec les porteurs de parts, la préparation d'avis de distribution aux porteurs de parts et les relations avec les investisseurs à l'égard de la Fiducie;
- l'exercice et la mise en oeuvre des pouvoirs et autorités spécifiques du fiduciaire énoncés dans l'acte de fiducie;
- la prestation de manière générale des services et du soutien en matière de gestion et d'administration au fiduciaire que celui-ci peut demander afin de s'acquitter de ces responsabilités aux termes de l'acte de fiducie et qui peuvent être raisonnablement nécessaires pour les activités et l'administration continues de la Fiducie.

Malgré ce qui précède, le fiduciaire demeure chargé des questions suivantes :

(i) le contreseing, l'attestation, le transfert ou l'annulation de certificats de parts,

(ii) la supervision du maintien des registres des porteurs de parts,

(iii) la distribution de paiements aux porteurs de parts,

(iv) la modification des conditions ou des dispositions de l'acte de fiducie qui exigent le consentement de la Fiducie ou du fiduciaire ou la renonciation à une violation de celles-ci,

(v) les devoirs du fiduciaire à l'égard de la fin et de la liquidation de la Fiducie,

(vi) toutes autres questions qui exigent l'approbation des porteurs de parts aux termes de l'acte de fiducie.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, dirigeants, employés, actionnaires et mandataires ne sont pas responsables envers un porteur de parts ou toute autre personne, délictuellement, contractuellement ou autrement, des questions relatives à la Fiducie ou aux biens de la Fiducie découlant de l'exercice par le fiduciaire des pouvoirs, autorités ou pouvoirs discrétionnaires conférés aux termes de l'acte de fiducie, y compris notamment toute mesure prise ou omise de bonne foi en se fondant sur des documents qui sont, à première vue, dûment signés, toute dépréciation ou perte des biens de la Fiducie survenues en raison de la vente d'un élément d'actif, l'aliénation d'espèces ou de titres, une inexactitude dans une évaluation ou un avis fourni par une personne dûment qualifiée, le fait de se fier à cette évaluation ou à cet avis, une mesure ou le défaut d'agir de Trinidad ou de toute autre personne à qui le fiduciaire a, avec le consentement de Trinidad, délégué l'un ou l'autre de ses devoirs aux termes des présentes, ou toute autre mesure ou omission (y compris le défaut d'exiger de quelque façon d'un ancien fiduciaire qu'il répare un manquement aux obligations de fiduciaire ou le défaut de Trinidad de remplir ses fonctions aux termes de l'acte de fiducie ou les devoirs qui lui ont été délégués aux termes de l'acte de fiducie), à moins que cette responsabilité ne découle de la faute lourde, de l'omission volontaire ou de la fraude du fiduciaire ou de l'un de ses administrateurs, dirigeants, employés, actionnaires ou mandataires ou d'un manquement à ses devoirs et responsabilités et aux normes de soin, diligence et compétence énoncées dans l'acte de fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller, notamment d'un conseiller juridique, à l'égard de toute question liée à ses devoirs aux termes de l'acte de fiducie, le fiduciaire peut agir ou refuser d'agir en se fondant sur l'avis de cet expert ou de ce conseiller, notamment d'un conseiller juridique, et le fiduciaire n'est pas responsable et est entièrement protégé des pertes ou des obligations occasionnées par toute mesure ou tout refus d'agir en se fondant sur l'avis de l'expert ou du conseiller, notamment du conseiller juridique. Dans l'exercice des pouvoirs, autorités ou pouvoirs discrétionnaires qui lui sont conférés aux termes de l'acte de fiducie, le fiduciaire est et sera irréfutablement réputé agir à titre de fiduciaire des éléments d'actif de la Fiducie et il n'engagera aucune responsabilité personnelle à l'égard des dettes, responsabilités, obligations, réclamations, mises en demeure, jugements, frais, charges ou dépenses à l'encontre ou à l'égard de la Fiducie, des biens de la Fiducie ou des porteurs de parts. En outre, l'acte de fiducie contient d'autres dispositions usuelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

L'acte de fiducie peut être modifié à l'occasion au moyen d'une résolution spéciale.

Le fiduciaire peut, sans l'approbation des porteurs de parts, apporter certaines modifications à l'acte de fiducie, y compris des modifications aux fins :

- d'assurer le respect continu par la Fiducie des lois ou des exigences applicables de toute autorité ou de tout organisme gouvernementaux du Canada ou d'une province;
- d'assurer que la Fiducie satisfera aux dispositions de chacun des paragraphes 108(2) et 132(6) de la LIR, dans sa version modifiée ou remplacée à l'occasion;
- d'assurer qu'une protection supplémentaire est accordée aux intérêts des porteurs de parts selon ce que le fiduciaire ou le conseil d'administration peut juger opportun;
- de mettre fin ou de remédier aux conflits ou aux incompatibilités entre les dispositions de l'acte de fiducie ou d'un supplément de celui-ci et celles de tout autre contrat de la Fiducie ou d'un document de placement aux termes duquel des titres de la Fiducie sont émis à l'égard de la Fiducie, ou d'une loi ou d'un règlement applicables d'un territoire, pourvu que, de l'avis du

fiduciaire, cette mesure ne porte pas atteinte aux droits du fiduciaire et à ceux des porteurs de parts;

- de rendre ces dispositions compatibles avec l'acte de fiducie selon ce qui est nécessaire ou souhaitable à l'égard de questions découlant de celui-ci, pourvu que ces dispositions ne portent pas atteinte, de l'avis du fiduciaire, aux intérêts des porteurs de parts;

- de modifier une disposition de l'acte de fiducie, y compris de relever Trinidad de l'une des obligations, conditions ou restrictions qui y sont prévues, pourvu que la modification ou la libération ne soit en vigueur ou ne prenne effet que si, de l'avis du fiduciaire, la modification ou la libération ne porte pas atteinte à l'un des droits des porteurs de parts ou du fiduciaire;

- à toute autre fin non incompatible avec les conditions de l'acte de fiducie, y compris, afin de remédier à toute ambiguïté ou de corriger ou de rectifier toute disposition incompatible ou irrégulière, toute erreur ou omission, pourvu que, de l'avis du fiduciaire, cette mesure ne porte pas atteinte aux droits du fiduciaire et des porteurs de parts.

Offre publique d'achat

L'acte de fiducie contient des dispositions selon lesquelles, si une offre publique d'achat visant les parts est faite et qu'au moins 90 % des parts (autres que les parts détenues à la date de l'offre publique d'achat par l'initiateur, des personnes qui lui sont liées ou des membres de son groupe ou pour leur compte) font l'objet d'une prise de livraison et d'un paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts détenues par les porteurs de parts qui n'ont pas accepté l'offre publique d'achat selon les modalités offertes par l'initiateur.

Fin de la Fiducie

Les porteurs de parts peuvent voter pour mettre fin à la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve de ce qui suit : a) le vote ne peut être tenu que s'il est demandé par écrit par les porteurs d'au moins 20 % des parts; b) un quorum de 50 % des parts émises et en circulation est présent en personne ou représenté par procuration; et c) la fin de la Fiducie doit être approuvée au moyen d'une résolution spéciale des porteurs de parts.

À moins qu'il ne soit mis fin à la Fiducie ou que celle-ci ne soit prolongée par le vote des porteurs de parts, le fiduciaire commence la liquidation des affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est liquidée, le fiduciaire vendra et convertira en espèces les biens de la Fiducie dans une opération ou une série d'opérations dans le cadre d'une vente publique ou d'une vente de gré à gré et prendra toute autre mesure appropriée pour liquider les biens de la Fiducie et agira à tous égards conformément aux directives, s'il en est, des porteurs de parts à l'égard de la fin autorisée aux termes de la résolution spéciale autorisant la fin de la Fiducie. Après le paiement, le remboursement ou la libération de toutes les dettes et obligations connues de la Fiducie ou après avoir établi une provision pour celles-ci et avoir fourni une indemnité pour toute autre dette et obligation non réglées, le fiduciaire distribue le reliquat du produit de la vente des éléments d'actif et les espèces faisant partie des biens de la Fiducie entre les porteurs de parts selon leur quote-part.

Rapports aux porteurs de parts

Les états financiers de la Fiducie seront vérifiés annuellement par un cabinet indépendant reconnu de comptables agréés. Le fiduciaire enverra par la poste aux porteurs de parts les états financiers vérifiés de la Fiducie, accompagnés du rapport de ces comptables agréés, ainsi que les états financiers intermédiaires non vérifiés de la Fiducie dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie se termine le 31 décembre.

La Fiducie sera assujettie aux obligations d'information continue aux termes de toutes les lois sur les valeurs mobilières applicables.

DESCRIPTION DES ACTIVITÉS DE LA FIDUCIE

La Fiducie

La Fiducie a été créée dans le but :

- d'investir à l'occasion dans des titres de Trinidad, y compris des actions de Trinidad et des billets;
- d'acquérir d'autres titres de Trinidad et d'investir dans ceux-ci et dans des titres de toute autre entité, y compris de personnes morales, de sociétés de personnes ou de fiducies, et d'acquérir tout autre placement ou bien décrit au paragraphe 132(6)b) de la LIR (y compris un investissement ou un bien acquis directement ou indirectement à la suite de l'émission de parts) et d'investir dans celui-ci, et d'emprunter des fonds à cette fin;
- d'aliéner une partie des fonds, des biens et des éléments d'actif de la Fiducie, y compris des titres de Trinidad;
- de détenir temporairement des espèces et des placements aux fins d'acquitter les frais et les obligations de la Fiducie, d'effectuer d'autres investissements permis, de payer les sommes que la Fiducie doit verser dans le cadre du rachat de parts et d'effectuer des distributions aux porteurs de parts;
- de payer les frais et les dépenses engagés pour les fins susmentionnées ou accessoires à celles-ci.

Le fiduciaire

Le fiduciaire n'a pas le droit d'acquérir des placements qui : a) feraient en sorte que le coût pour la Fiducie de tous les *biens étrangers* (au sens de la LIR) que la Fiducie détient soit supérieur au montant prévu à l'article 5000 du Règlement de l'impôt; ou b) feraient en sorte que la Fiducie ne soit pas considérée comme une *fiducie d'investissement à participation unitaire* ou une *fiducie de fonds commun de placement* pour l'application de la LIR.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Distributions en espèces ».

ÉVOLUTION GÉNÉRALE DE TRINIDAD

Généralités

Trinidad Drilling Ltd. est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte un total de 20 installations de forage et de 8 plates-formes de maintenance.

Évolution générale des activités

Depuis sa constitution, Trinidad a connu une croissance alimentée par des acquisitions d'entreprises et d'actifs ainsi que par la construction de nouvelles installations de forage. L'objectif principal de Trinidad a été la création d'une masse critique dans le secteur du forage. À ce jour, Trinidad a atteint cet objectif grâce au parachèvement de la construction des installations n°s 8 à 12 dont il est question ci-dessous et à ses acquisitions d'entreprises et d'actifs. Trinidad a diversifié ses activités en achetant les actifs de Progressive Well Servicing Ltd. en décembre 2000, laquelle acquisition a permis d'ajouter huit plates-formes de maintenance pour compléter les installations de forage de Trinidad, augmentant ainsi la capacité de maintenance de Trinidad. En avril 2003, Trinidad a augmenté sa capacité de forage en profondeur en faisant l'acquisition de Saturn, une société qui possédait deux installtions de forages doubles lourdes et une installation triple, en fonction des indicateurs de base du marché et des demandes des clients. En juillet 2003, Trinidad a ajouté cinq installations de forage supplémentaires avec l'acquisition de Bear. Cette acquisition a permis à Trinidad d'ajouter trois installations doubles lourdes et deux installations triples lourdes à son éventail, les cinq installations de forages lourdes ayant une capacité en profondeur allant de 3 300 à 5 500 mètres. Se reporter à la rubrique « Description des activités de Trinidad – Produits et services principaux et activités

principales – Entretien des puits ». Les acquisitions de Saturn et de Bear ont fourni à Trinidad la possibilité de creuser davantage en profondeur et une part du marché plus importante dans le domaine du forage par contrat. Les objectifs de Trinidad consistent à continuer d'augmenter la capacité de forage et de maintenance ainsi qu'à agrandir le parc de Trinidad en fonction des conditions du marché. La division d'entretien des puits de Trinidad a poursuivi une stratégie visant l'extension de son secteur géographique d'exploitation. De plus, le parc de plates-formes et d'installations de Trinidad a été amélioré afin d'offrir davantage de souplesse aux clients et de donner un meilleur rendement. La stratégie de commercialisation de Trinidad a été axée sur l'atteinte et le maintien de taux d'utilisation plus élevés et un élargissement de la clientèle.

Acquisitions importantes et construction d'installations de forage

Le 1er octobre 1999, Trinidad a réalisé l'acquisition de Can-Am Drilling Ltd. et de l'installation nº 5, laquelle acquisition a ajouté une installation triple de forage en profondeur moyenne au parc de Trinidad ayant une capacité de forage à une profondeur de 2 500 mètres. Le coût d'acquisition, y compris la prise en charge d'environ 1 100 000 $ de dettes, s'établissait à 2 300 000 $ et a été financé au moyen d'un montant de 900 000 $ en espèces et de l'émission de 228 000 actions de Trinidad au prix de 1,50 $ l'action de Trinidad.

Le 15 octobre 1999, Trinidad a acquis une installation simple de 1 000 mètres qui a été modifiée et ajoutée au parc pour forer à des profondeurs moindres. Cette installation a été acquise moyennant une contrepartie en espèces de 750 000 $.

Trinidad a diversifié ses services de forage par l'acquisition de huit plates-formes de maintenance dans le cadre de l'achat des éléments d'actif de Progressive Well Servicing Ltd. le 15 décembre 2000 moyennant une contrepartie en espèces d'environ 4 170 000 $.

Au cours de 2001, Trinidad a parachevé la construction des installations nos 8 à 12. Ces nouvelles installations ont été conçues et construites pour l'exécution de travaux à une profondeur de 1 800 mètres. Il s'agit d'installations simples lourdes destinées à occuper le marché du forage de profondeur moyenne.

En septembre 2002, Trinidad a réalisé l'arrangement. Voir « Évolution générale de la Fiducie – L'arrangement ».

Le 10 avril 2003, Trinidad a réalisé l'acquisition de la quasi-totalité des actifs de Saturn moyennant une contrepartie en espèces d'environ 17 500 000 $ (l'*acquisition de Saturn*). La contrepartie a été financée par une émission publique de parts et par l'émission de titres d'emprunt de 6 3000 000 $. Se reporter à la rubrique « Évolution générale de la Fiducie – La Fiducie ». Les actifs acquis auprès de Saturn aux termes de l'acquisition de Saturn comprenaient trois installations de forage (deux d'une capacité nominale d'une profondeur de 3 000 mètres et une d'une capacité nominale d'une profondeur de 3 500 mètres), y compris une tige de forage, des pompes à boue, des génératrices, des chaudières et des pièces de rechange. L'ajout des actifs de Saturn a donné à Trinidad une capacité de forage en profondeur accrue par rapport à ce que celle de son parc offrait. Cette capacité accrue a permis à Trinidad d'élargir la portée de son marché du forage à un éventail de profondeurs à l'égard duquel elle n'exerçait pas ses activités. Grâce à la capacité de forage en profondeur accrue des installations de Saturn, Trinidad prévoit obtenir de meilleurs taux d'utilisation généraux. La direction s'attend à ce que l'acquisition de Saturn se traduise également par une rentabilité accrue, car l'infrastructure actuelle de Trinidad est capable d'absorber l'ajout des installations de Saturn sans ajout de dépenses marginales sur une base pro forma.

Le 18 juillet 2003, Trinidad a terminé l'acquisition de certains des actifs de Bear (l'*acquisition de Bear*) en contrepartie de 41 000 000 $ au comptant. La contrepartie a été financée par un placement privé et l'émission de titres d'emprunt d'environ 16 400 000 $. Voir « Évolution générale de la Fiducie – La Fiducie ». Les actifs acquis comprennent trois installations de forage doubles lourdes et de deux installations de forage triples lourdes. Les installations de forage doubles ont une capacité nominale d'une profondeur de 3 300, 3 500 et 3 600 mètres respectivement alors que les installations de forage triples ont une capacité nominale d'une profondeur de 4 700 et de 5 500 mètres respectivement. L'acquisition comprend également toutes les tiges de forage, les pièces de rechange et les divers articles en stock liés aux installations de forage. De pair avec l'acquisition de Bear, 277 778 parts à 3,60 $ chacune ont été émises à Bear.

L'acquisition de Saturn et l'acquisition de Bear ont permis à Trinidad d'étendre sa couverture globale du marché du forage. À la suite de ces acquisitions, le parc de forage de Trinidad compte des installations plus lourdes favorisant le forage à plus grande profondeur avec environ 60 % du parc conçu pour le forage à plus de 2 500 mètres.

Tendances

La CAODC estime qu'environ 17 532 puits seront forés dans l'Ouest canadien au cours de l'année civile 2003. Des améliorations des prix des produits de base et des taux d'intérêts faibles ont augmenté les flux de trésorerie projetés des producteurs et devraient favoriser une activité accrue en 2003 et 2004. Les taux quotidiens de forage devraient s'améliorer à mesure que l'augmentation des niveaux d'activité accroît la demande de services de forage. Le parc d'installations de forage de Trinidad est parmi les plus récents du secteur, ce qui permet à Trinidad d'avoir des coûts d'exploitation plus faibles que ses concurrents disposant de parcs d'installations de forage plus âgés. Trinidad a établi des relations avec sa clientèle grâce à un rendement d'exploitation élevé constant qui soutient des taux d'utilisation élevés. Au cours de 2002, Trinidad a atteint un taux d'utilisation annuel de plates-formes de forage de 43 % comparativement à la moyenne sectorielle de 39 % publiée par la CAODC. Tel qu'anticipé, le niveau d'activité était élevé pour la première moitié de 2003. Trinidad a utilisé ses appareils de forage à 59 % pour les six premiers mois de 2003, comparativement au taux d'utilisation du reste du secteur d'activité qui est de 51 %. De plus, par suite de mesures de contrôle serrées des coûts d'exploitation, Trinidad a maintenu ses marges d'exploitation malgré des taux quotidiens sensiblement plus bas en 2002. Depuis le début de l'exercice, en date du 30 juin 2003, les tarifs de jour et les marges sont plus élevées comparativement à la même période pour l'année dernière. De plus, l'augmentation de la demande de pétrole et de gaz canadien aux États-Unis devrait entraîner une augmentation du forage à toutes les profondeurs.

DESCRIPTION DES ACTIVITÉS DE TRINIDAD

Stratégie et objectifs commerciaux

Trinidad s'efforce d'être une société de forage de pétrole et de gaz et de maintenance responsable mettant l'accent sur la sécurité et le rendement adaptés aux services offerts au marché du forage du pétrole et du gaz et de la maintenance connexe de l'Ouest canadien. L'objectif principal de Trinidad consiste à augmenter la valeur pour les porteurs de parts en répondant efficacement aux besoins des clients, en contenant les frais d'exploitation et en s'efforçant de maintenir des taux d'utilisation et des taux quotidiens au-dessus de la moyenne sectorielle, tout en offrant un excellent service à la clientèle.

Produits et services principaux et activités principales

Les activités de Trinidad sont exercées par deux divisions exploitées principalement dans l'Ouest canadien : (i) la division du forage à contrat et (ii) la division d'entretien des puits. La division du forage à contrat offre des services de forage à contrat aux producteurs de pétrole et de gaz à l'aide de son parc de 20 installations de forage. La division d'entretien des puits, située à Lloydminster (Alberta), est exploitée sous la dénomination de « Progressive Well Servicing » à l'aide d'un parc de huit plates-formes de maintenance.

Services de forage

Les services de forage sont rendus à l'aide d'installations de forage et de matériel auxiliaire. Les services de forage sont exécutés aux termes d'instructions données par la société d'exploration et de production pétrolières et gazières ayant conclu le contrat avec Trinidad. Trinidad suit ces instructions et fore le puits de pétrole ou de gaz à un endroit déterminé et à la profondeur désirée.

S'il s'agit d'un puits qui peut être exploité rentablement, l'installation de forage permettra d'en installer le tubage pour ensuite achever le puits ou l'obturer en prévision de son parachèvement à une date ultérieure au moyen d'une plate-forme de maintenance.

Les activités de forage sont tributaires des saisons, des pointes d'activité se produisant souvent de novembre à mars. Au cours du printemps, les niveaux d'activité sont habituellement plus faibles en raison du dégel qui rend le sol mou et instable. Les conditions instables du sol augmentent les frais d'exploitation des sociétés productrices et entraînent des interdictions saisonnières d'utilisation des routes faisant en sorte que les conditions d'exploitation sont

inefficaces. En raison de ces conditions, les trimestres les plus occupés pour la division du forage à contrat sont les premier et quatrième.

Parc de matériel

La division du forage à contrat exploite 20 installations de forage énumérées ci-dessous :

Installations n°	Type	Fabricant	Profondeur nominale (en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-500	2 800
4	Double lourde	Rigmaster P-500	2 800
5	Triple	Unit 15 TMS	2 500
6	Simple	Failing 2500	1 000
7	Simple	Failing 3500	1 250
8	Rng III Simple	Rigmaster P-300	1 800
9	Rng III Simple	Rigmaster P-300	1 800
10	Rng III Simple	Rigmaster P-300	1 800
11	Rng III Simple	Rigmaster P-300	1 800
12	Rng III Simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000
15	Triple	Rigmaster P-850	3 500
16	Double lourde	Mastco	3 600
17	Double lourde	Hyduke	3 300
18	Double lourde	Dreco	3 500
19	Triple	Mastco	5 500
20	Triple	Mastco	4 200

Marché pour les services

La demande du marché pour les installations de forage est déterminée par les capitaux affectés à la mise en valeur des réserves ou au remplacement des réserves par les sociétés d'exploration et de production pétrolières et gazières. Le total des capitaux disponibles est influencé par le prix des produits de base et la capacité à financer des programmes d'immobilisations par les flux de trésorerie ou des émissions de titres d'emprunt ou de nouvelles actions. Ces forces du marché, conjuguées à la demande en pétrole et en gaz des consommateurs, sont des facteurs clés déterminant le nombre de puits qui seront forés par les sociétés productrices de pétrole et de gaz au Canada.

Le marché des services offerts par la division du forage à contrat est constitué de nombreuses sociétés d'exploration pétrolière et gazière. Au cours de l'exercice terminé en 2002, les cinq plus importants clients de la division de forage à contrat comptaient pour 56 % des produits d'exploitation de cette division. Les services de forage sont fournis d'après des contrats de forage normalisés approuvés tant par la CAODC que par la Canadian Association of Petroleum Producers (*CAPP*). Les contrats énoncent les droits, les responsabilités et les obligations de chaque partie contractante. Les contrats peuvent viser un puits précis, une série de puits ou un délai déterminé. En général, les contrats ne prévoient pas de niveau d'utilisation mais prévoient des frais quotidiens pour le client et énoncent les responsabilités à l'égard des frais de tiers.

L'industrie du forage au Canada est un secteur très concurrentiel dominé par trois grands entrepreneurs qui comptent pour environ 70 % du parc de forage de l'industrie. Grâce à cette concentration des services de forage, les plus importants entrepreneurs peuvent influer sur les taux quotidiens et les pratiques d'exploitation du secteur.

Une société de forage est évaluée par les clients éventuels surtout en fonction de l'état de son matériel, de sa capacité de forage en profondeur, de son dossier de sécurité et de l'expertise de son effectif opérationnel. L'entrepreneur en forage qui a une cote élevée dans chaque domaine atteint en général un taux d'utilisation élevé et des taux quotidiens solides. Trinidad s'efforce d'obtenir des cotes élevées dans chacun de ces domaines.

Santé, sécurité et environnement

Mettant constamment l'accent sur la sécurité, Trinidad emploie un directeur de la sécurité qui relève de la haute direction et qui a directement accès au président de Trinidad.

Trinidad exerçant des activités de forage dans les quatre provinces de l'Ouest et dans les Territoires du Nord-Ouest, il est impératif que des principes de sécurité uniformes soient respectés. Pour atteindre cet objectif, des réunions et des séminaires de formation sur la sécurité sont régulièrement tenus sur les chantiers pour s'assurer que tout le personnel soit informé et que toute personne au sein de Trinidad continue à s'efforcer de dépasser toutes les exigences réglementaires et de sécurité applicables.

Trinidad appuie les efforts visant à minimiser l'impact de ses activités sur l'environnement et elle est sensible aux préoccupations du gouvernement, du public et de ses employés au sujet de ses activités.

Des mesures de protection environnementales ont été intégrées aux procédures régulières de Trinidad visant le matériel, les inspections de chantier et l'élimination des déchets. Trinidad favorise l'utilisation de produits écologiques.

Les pratiques d'exploitation de Trinidad se conforment aux normes provinciales applicables à la gestion des déchets des champs de pétrole. Ces normes ainsi que les attentes de Trinidad à l'égard de l'environnement sont communiquées à ses employés pour s'assurer qu'ils en sont informés.

Direction et employés

La division de forage à contrat est organisée en centres de profit pour chaque installation. Chaque directeur d'installation est chargé de la gestion opérationnelle quotidienne de l'installation qui lui est confiée. Ces directeurs d'installation relèvent chacun d'un des deux surintendants de chantier, qui gèrent chacun six des installations de la division de forage à contrat. Les efforts de commercialisation sont coordonnés avec les directeurs de forage et sont effectués par le groupe de commercialisation de la division situé à Calgary. La division exerce ses activités à partir de son siège social et de son bureau de commercialisation à Calgary (Alberta) et de ses bureaux d'exploitation situés à Lloydminster et Edmonton. La division compte environ 450 employés.

Entretien des puits

La division d'entretien des puits utilise des plates-formes de maintenance qui consistent en appareils montés sur des camions conçus pour être mobiles et pour se déplacer d'un puits à l'autre afin d'effectuer leurs travaux. Ces services sont offerts à des sociétés d'exploration et de production pétrolières et gazières qui exercent leurs activités principalement en Alberta, en Saskatchewan et dans le nord-est de la Colombie-Britannique. La division d'entretien des puits exerce ses activités sous la dénomination de « Progressive Well Servicing » à partir de sa base d'opérations de Lloydminster (Alberta).

Les activités d'entretien des puits consistent principalement en l'introduction ou en l'enlèvement de matériel, de tubes, de pompes et d'autres éléments de matériel de fond situés dans les puits forés. Les services se divisent en deux catégories principales, soit le parachèvement et la production. Les services de parachèvement sont alimentés par le forage de nouveaux puits tandis que le travail de production englobe les services de maintenance, de reconditionnement et d'abandon. Les activités d'entretien des puits sont assujetties à la saisonnalité en raison de l'accès limité à certains emplacements au printemps lorsque les conditions du sol ne sont pas favorables. Cette saisonnalité entraîne un ralentissement des activités au deuxième trimestre (avril à juin), le quatrième trimestre (octobre à décembre), et le premier trimestre (janvier à mars) connaissant l'activité la plus intense.

Aperçu des services opérationnels

Les services de parachèvement des puits sont exécutés après qu'une installation de forage a foré le puits et installé le tubage. La plate-forme de maintenance est employée pour descendre le tubage dans le trou et y placer des packers, les pompes et d'autres éléments de matériel de fond connexes. Les plates-formes de maintenance sont utilisées pour parachever les puits en raison de leur mobilité, de leur rapidité et de leur efficience au chapitre des coûts. Les travaux de parachèvement comptent pour environ 25 % du total des produits d'exploitation de la division.

Les services de production et de maintenance sont effectués durant la vie d'un puits en exploitation et comportent la réparation et le remplacement du matériel défaillant en raison de l'usure imputable à la production. Une plate-forme de maintenance est utilisée pour enlever et remplacer le tubage, les pompes et les tiges de pompage quand le matériel tombe en panne ou dans le cadre d'un programme de maintenance préventive. Les services de maintenance concernent les travaux de moindre envergure mais sont des services récurrents qui doivent être exécutés régulièrement. Ils sont nécessaires pour maintenir la capacité de production du puits.

Les services de reconditionnement sont des services rendus par une plate-forme de maintenance pour débarrasser un puits du sable et des autres débris qui nuisent à sa production. Pendant l'exploitation d'un puits, sa production diminue souvent en raison de la contamination du puits par du sable et d'autres causes de blocage. Pour corriger ce problème, une plate-forme de maintenance est utilisée de concert avec de gros appareils de pompage pour faire circuler du fluide dans le puits et le débloquer et pour améliorer la capacité de production du puits.

Les services d'abandon sont l'aspect final des travaux effectués par une plate-forme de maintenance. La plate-forme de maintenance est utilisée pour enlever le matériel de fond et installer une obturation permanente qui est cimentée pour sceller le puits en permanence.

Les travaux de production qui englobent les services de maintenance, de reconditionnement et d'abandon comptent pour environ 75 % des produits d'exploitation de la division.

Matériel

La division d'entretien des puits rend ses services à l'aide du parc de plates-formes de maintenance décrit ci-dessous :

Plate-forme n°	Type	Fabricant	Profondeur nominale (mètres)
1	Double/Simple	Cardwell/Mainland	1 500
2	Double/Simple	Cardwell/Mainland	1 500
3	Single/Simple	Uniflex	800
4	Double/Simple	Cardwell/Mainland	1 500
5	Double/Simple	Franks	2 000
6	Single/Simple	Franks	1 200
7	Double/Simple	Sky Top/Brewster	2 000
8	Double/Simple	Cooper	1 500

Marché pour les services

La clientèle de la division d'entretien des puits est constituée de nombreuses sociétés d'exploration pétrolière et gazière. Au cours de 2002, les cinq principaux clients de la division comptaient pour environ 52 % du total des produits d'exploitation. Les services à la clientèle sont offerts aux termes d'un contrat de service normalisé qui peut être établi pour un puits précis, un champ de puits ou un délai déterminé. Le contrat de service énonce les droits, les responsabilités et les obligations de chaque partie au contrat. Ce contrat est généralement propre à une société et peut être modifié moyennant un préavis écrit de 30 jours.

La demande d'entretien de puits et de plates-formes de maintenance dépend du nombre de nouveaux puits parachevés et du nombre de puits en exploitation qui nécessitent de la maintenance. Le nombre de puits parachevés est déterminé par le nombre de nouveaux puits forés et les réserves exploitables découvertes grâce à ceux-ci. Le travail de maintenance est lié au nombre de puits en exploitation et la demande de plates-formes de maintenance augmente en fonction de l'augmentation de leur nombre.

Le secteur des plates-formes de maintenance au Canada est occupé par de nombreux entrepreneurs qui sont tous propriétaires exploitants de moins de 50 plates-formes. Ce marché est par conséquent fragmenté et seuls trois exploitants occupent une part importante du marché. Ces conditions du marché font en sorte que le secteur des plates-formes de maintenance est quelque peu concentré géographiquement et très concurrentiel. Les sociétés productrices de pétrole et de gaz choisissent et évaluent un exploitant de plates-formes de maintenance surtout en fonction de la qualité, de l'état et de la capacité de son matériel, du dossier de sécurité de la société et de la qualité

de son personnel d'exploitation. Le taux facturé dans le domaine des plates-formes de maintenance est un taux horaire qui fluctue en fonction des éléments fondamentaux de l'offre et de la demande et selon la région géographique.

Santé, sécurité et environnement

La division d'entretien des puits s'est engagée à rendre ses services de manière sécuritaire. La division d'entretien des puits a obtenu et maintenu le certificat de reconnaissance (*Certificate of Recognition*) en matière de sécurité, une certification sectorielle attribuée par la CAODC.

La division d'entretien des puits a mis sur pied un comité de sécurité comptant des représentants de la haute direction pour assurer la conformité aux normes sectorielles. Tous les employés reçoivent une formation qui englobe le fonctionnement du matériel, la certification en matière de sécurité relativement au sulfure d'hydrogène, les marchandises dangereuses et les premiers soins. Un programme de sécurité à l'intention des employés a aussi été mis sur pied pour récompenser et surveiller le rendement en matière de sécurité de la division des plates-formes de maintenance.

La division d'entretien des puits et ses employés sont aussi formés pour se conformer aux pratiques d'exploitation de Trinidad en matière de gestion des déchets. Toutes les normes provinciales concernant le contrôle des fluides, des combustibles et des émissions sont respectées; la direction surveille constamment le respect de ces normes.

Direction et employés

La division d'entretien des puits est gérée par le directeur général et le directeur des opérations de la division. Un coordonnateur indépendant de la sécurité surveille le rendement en matière de sécurité et dispense une formation continue aux employés. Un représentant en marketing et le directeur général complètent les efforts de commercialisation et de vente. Les directeurs de plates-formes sont chacun responsables de leurs plates-formes et de l'équipage ainsi que du fonctionnement efficace de la plate-forme. Chaque plate-forme est évaluée individuellement comme centre de profits et fait l'objet d'une révision mensuelle. La division des plates-formes de maintenance exerce ses activités à partir de sa base de Lloydminster (Alberta) et compte actuellement environ 40 employés.

Bassins sédimentaires de l'Ouest canadien et de Williston

Trinidad exerce actuellement ses activités dans le bassin sédimentaire de l'Ouest canadien et le bassin sédimentaire de Williston, qui incluent des parties des provinces de la Colombie-Britannique, de l'Alberta, de la Saskatchewan et du Manitoba, ainsi que des parties des Territoires du Nord-Ouest. Ces bassins sédimentaires sont deux des plus grandes régions d'exploration et d'exploitation du pétrole et du gaz en Amérique du Nord. Une partie importante de la production tirée de ces bassins provient de profondeurs faibles et intermédiaires, tant de gisements conventionnels que de gisements non conventionnels. Au nombre des gisements pétroliers non conventionnels au Canada figurent les sables bitumineux de l'Alberta, les gisements de pétrole lourd de la Saskatchewan, la côte Est canadienne, l'archipel arctique et la mer de Beaufort. Au nombre des réserves de gaz naturel non conventionnelles figurent le méthane de gisements houillers et les gisements encaissés dans du sable peu perméable. La majeure partie de la production de pétrole et de gaz du Canada provient des bassins sédimentaires de l'Ouest canadien et de Williston. En plus des activités pétrolières et gazières en amont, d'autres activités connexes sont exercées dans cette région, telles que le raffinage, la transformation et le transport du pétrole et du gaz.

FACTEURS DE RISQUE

Les parts sont de nature essentiellement différente du capital-actions d'une société par actions, bien que de nombreux risques d'entreprise auxquels Trinidad est exposée soient semblables à ceux auxquels serait confrontée une société par actions engagée dans les mêmes activités. Les investisseurs éventuels considéreront attentivement les facteurs de risque suivants, ainsi que d'autres renseignements figurant dans la présente notice annuelle et l'information qui y est intégrée par renvoi, avant de faire un placement dans les parts.

Nature des parts

Des titres comme les parts sont hybrides en ce qu'ils possèdent certains attributs communs tant aux titres de participation qu'aux instruments d'emprunt. Les parts ne représentent pas un placement direct dans l'entreprise de Trinidad et les épargnants ne devraient pas les considérer comme des actions de Trinidad. Les porteurs de parts ne jouiront pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société dont, par exemple, le droit d'intenter des recours *en cas d'abus* ou des actions *dérivées*. Les parts représentent une participation fractionnaire dans la Fiducie. Les principaux éléments d'actif de la Fiducie sont les billets et les actions de Trinidad.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit que les porteurs de parts n'engageront et ne se verront imposer aucune responsabilité contractuelle ou délictuelle à l'égard de la Fiducie ou des obligations et affaires de celle-ci et, si un tribunal devait décider que les porteurs de parts ont une telle responsabilité, celle-ci ne sera exécutoire qu'à l'encontre de la fraction des éléments d'actif de la Fiducie du porteur de parts et elle sera acquittée uniquement sur cette fraction.

L'acte de fiducie prévoit en outre que tous les contrats signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations issues de ceux-ci ne lieront pas les porteurs de parts personnellement. Malgré le libellé de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés à l'égard des obligations de la Fiducie dans la même mesure qu'un actionnaire est protégé à l'égard des obligations d'une société par actions. Une responsabilité personnelle peut également être engagée à l'égard de réclamations contre la Fiducie qui ne découlent pas de contrats.

Les activités de la Fiducie seront menées, suivant l'avis des conseillers juridiques, dans des territoires et de manière à éviter dans la mesure du possible tout risque important de responsabilité de la part des porteurs de parts à l'égard des réclamations à l'encontre de la Fiducie.

Rachat des parts

Il est prévu que le droit de rachat connexe aux parts ne constituera pas le principal mécanisme dont disposeront les porteurs de parts pour aliéner leurs parts. Les investissements ou les billets de rachat, qui peuvent être distribués *en nature* aux porteurs de parts dans le cadre d'un rachat, ne seront inscrits à la cote d'aucune bourse et on ne prévoit pas qu'un marché se créera pour ces investissements ou billets de rachat. Les investissements ou les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes différés.

Investissement de capitaux

Le moment et le montant des dépenses en immobilisations auront un effet direct sur le montant du revenu aux fins de distribution aux porteurs de parts. Les distributions peuvent être réduites, ou même éliminées, à certains moments lorsque d'importantes dépenses en immobilisations ou autres dépenses imprévues sont nécessaires.

Service de la dette

Trinidad a obtenu des facilités de crédit. Les fluctuations des taux d'intérêt et les remboursements du capital, s'ils sont requis aux termes des ententes de crédit de Trinidad, pourraient modifier de façon importante le montant qui doit être affecté au service de la dette avant le paiement de quelque somme que ce soit par Trinidad à la Fiducie. Certains engagements contenus dans les contrats avec les prêteurs peuvent également limiter les paiements que peut faire Trinidad à la Fiducie. La direction est d'avis que les facilités de crédit actuelles de Trinidad sont suffisantes; rien ne garantit qu'elles seront adéquates pour les obligations financières de Trinidad ou que des fonds supplémentaires pourront être obtenus, si nécessaire.

Si Trinidad n'est plus en mesure de payer les frais liés au service de la dette ou se retrouve autrement dans un cas de défaut, les prêteurs auront un rang supérieur aux titres de Trinidad que la Fiducie détient.

Distributions en espèces

Les distributions en espèces mensuelles aux porteurs de parts ne sont pas garanties. Les porteurs de parts n'ont pas droit aux distributions en espèces tant qu'elles ne sont pas déclarées par la Fiducie.

Admissibilité aux fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes différés. Si, à la fin d'un mois, un régime différé détient des parts qui ne sont pas des placements admissibles, le régime différé doit, à l'égard de ce mois, payer un impôt aux termes de la partie XI.1 de la LIR correspondant à 1 % de la juste valeur marchande des parts au moment où le régime différé les a acquises. En outre, si une fiducie régie par un REER ou un FERR détient des parts qui ne sont pas des placements admissibles, la fiducie deviendra assujettie à l'impôt sur son revenu attribuable aux parts pendant qu'elles ne sont pas des placements admissibles. Les REEE qui détiennent des parts qui ne constituent pas des placements admissibles peuvent voir leur enregistrement révoqué par l'Agence des douanes et du revenu du Canada (l'*ADRC*).

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, elle sera tenue de payer un impôt aux termes de la partie XII.2 de la LIR. Le paiement de l'impôt de la partie XII.2 par la Fiducie peut avoir des incidences fiscales défavorables pour certains porteurs de parts, y compris les porteurs de parts non-résidents et les régimes différés qui acquièrent une participation dans la Fiducie directement ou indirectement d'un autre porteur de parts.

Dépendance envers la direction

Les porteurs de parts dépendront de la direction à l'égard de l'administration et de la gestion de toutes les questions relatives à la Fiducie, à Trinidad et à leurs opérations et administration. La perte des services de personnes-clés pourrait avoir un effet préjudiciable sur la Fiducie. Les épargnants qui ne souhaitent pas dépendre de la direction ne devraient pas investir dans les parts.

Financement supplémentaire

Dans la mesure où des sources externes de capitaux, y compris le financement par emprunt et le financement par actions, deviennent limitées ou non disponibles, la capacité de Trinidad d'effectuer les investissements de capitaux nécessaires pour accroître ses éléments d'actif et ses opérations sera réduite. Dans la mesure où Trinidad est tenue d'utiliser des flux de trésorerie pour financer les dépenses en immobilisations liées à la croissance, le niveau des flux de trésorerie distribuables versés par Trinidad à la Fiducie, et par la Fiducie aux porteurs de parts, sera réduit.

Modifications législatives

Rien ne garantit que les lois sur l'impôt sur le revenu et les programmes incitatifs des gouvernements relatifs aux fiducies de fonds commun de placement et au secteur du pétrole et du gaz ne seront pas modifiées d'une manière défavorable à la Fiducie et à ses porteurs de parts. Rien ne garantit que l'ADRC acceptera le mode de calcul du revenu de la Fiducie pour l'application de l'impôt ni qu'elle ne modifiera pas ses pratiques administratives au détriment de la Fiducie ou de ses porteurs de parts.

Caractère saisonnier/Climat

Le secteur des services aux gisements pétroliers est soumis au caractère saisonnier. Les activités d'exploitation dans le secteur de la maintenance au Canada sont généralement plus faibles en avril et en mai, pendant le dégel, ont tendance à augmenter à l'automne et à culminer pendant les mois d'hiver, de novembre à mars. En outre, l'instabilité du climat et de la température non seulement pendant ces saisons mais également pendant toute l'année peut augmenter l'imprévisibilité des taux d'utilisation des installations et plates-formes et des résultats d'exploitation pour des entités comme Trinidad.

Risques liés au secteur

De nombreux risques sont inhérents aux secteurs du forage et de l'entretien des puits et sont difficiles à éviter même en combinant expérience, connaissance et évaluation attentive.

Le succès de la Fiducie dépendra de la capacité des clients de Trinidad de choisir et d'acquérir des propriétés en production convenables ou des zones d'intérêt à explorer non mises en valeur. La possibilité de commercialiser le pétrole et le gaz naturel acquis ou découverts par les clients de Trinidad sera touchée par de nombreux facteurs indépendants de ces clients dont notamment les fluctuations du marché, le prix du pétrole brut sur les marchés internationaux, le prix du gaz naturel sur le continent, l'offre et la demande de pétrole et de gaz naturel, la proximité et la capacité des pipelines et du matériel de traitement du pétrole et du gaz naturel et la réglementation gouvernementale, y compris les règlements relatifs aux prix, à l'impôt, aux taxes, aux redevances, au régime foncier, à la production autorisée, à l'importation et à l'exportation de pétrole et de gaz naturel et à la protection de l'environnement. L'effet de ces facteurs ne peut être prévu avec certitude.

Des dangers comme des formations géologiques inhabituelles ou imprévues, les pressions, les éruptions, les incendies ou d'autres conditions, peuvent être présents pendant le forage et l'exploitation de puits. Trinidad bénéficiera de l'assurance qu'elle souscrit; toutefois, Trinidad peut devenir responsable de dommages découlant de la pollution, d'éruptions ou d'autres dangers contre lesquels elle ne peut s'assurer ou contre lesquels elle peut choisir de ne pas s'assurer en raison des frais élevés des primes ou pour d'autres raisons.

Réglementation du secteur

Les activités de Trinidad sont assujetties à des lois et à des règlements complexes et stricts en matière notamment d'énergie et d'environnement. Bien que la direction estime que les activités de Trinidad seront exercées conformément aux lois applicables, Trinidad demeurera assujettie à un ensemble de lois et de règlements divers et complexes que des fonctionnaires ou des individus peuvent vouloir faire appliquer. Les lois et les règlements en vigueur peuvent être modifiés ou de nouvelles lois et de nouveaux règlements qui pourraient avoir un effet défavorable sur l'entreprise de Trinidad et ses résultats d'exploitation peuvent devenir applicables à Trinidad. La réglementation en matière d'environnement devient de plus en plus sévère et les frais et dépenses liés à la conformité réglementaire augmentent. Trinidad prévoit qu'elle sera en mesure de se conformer entièrement à toutes les exigences réglementaires à cet égard.

Concurrence

La concurrence peut avoir un effet défavorable sur le rendement de Trinidad. Les secteurs du forage et de l'entretien de puits se caractérisent par une concurrence féroce et Trinidad livre directement concurrence à d'autres sociétés qui ont des ressources et un accès au capital plus importants qu'elle.

Conflits d'intérêts

Le conseil d'administration est engagé, et continuera de l'être, dans certaines participations commerciales pour son propre compte ou pour le compte d'autres sociétés, et il peut survenir des situations où les administrateurs et les dirigeants peuvent être en concurrence directe avec Trinidad. Les conflits d'intérêts, s'il en est, qui naîtront seront assujettis aux procédures prévues par l'ABCA et seront régis par celles-ci.

Croissance des activités

En raison partiellement de la disponibilité et de la capacité limitées des entrepreneurs de construire des installations de forage, rien ne garantit que Trinidad sera en mesure d'ajouter des installations supplémentaires à son parc, de maintenir ou de réparer les installations actuelles ou de développer d'autres secteurs d'activités.

Trinidad peut croître par l'entremise d'acquisitions. Sa rentabilité et sa croissance continues dépendront en partie de sa capacité à intégrer avec succès ses acquisitions; son échec à le faire pourrait avoir un effet défavorable important sur ses activités, ses opérations, ses résultats et ses perspectives.

Dépendance envers d'importants clients

Moins de 50 clients ont représenté la totalité des produits d'exploitation de Trinidad depuis sa création, le plus important client de Trinidad représentant environ 22 % des produits d'exploitation de Trinidad pour l'exercice 2002. Bien que Trinidad soit satisfaite de ses relations avec ses clients actuels, la perte de l'un ou de plusieurs de ces clients, ou une réduction importante des affaires transigées entre Trinidad et l'un ou plusieurs de ces clients, si elle n'est pas compensée par des ventes à de nouveaux clients ou à d'autres clients actuels, pourrait avoir un effet défavorable important sur les activités, les résultats d'exploitation et les perspectives de Trinidad. Qui plus est, puisque le revenu de la Fiducie n'est lié à aucun contrat de longue durée actuellement en vigueur, la capacité de la Fiducie à générer des rentrées de fonds à l'avenir repose entièrement sur les nouveaux contrats de la Fiducie provenant de ses clients actuels et sur les projets de forage de ses clients.

Réglementation du gouvernement canadien

Le secteur du pétrole et du gaz naturel est soumis à des contrôles et des règlements élaborés imposés par divers paliers de gouvernement. On ne prévoit pas que l'un de ces contrôles ou règlements touchera les opérations de Trinidad bien différemment de celles d'autres sociétés de services du secteur gazier et pétrolier de taille semblable.

Réglementation canadienne en matière d'environnement

Le secteur du pétrole et du gaz naturel est actuellement soumis à des lois provinciales et fédérales en matière d'environnement. La législation en matière d'environnement prévoit des restrictions et des interdictions touchant les rejets ou les émissions de diverses substances produites ou utilisées dans le cadre de certaines opérations du secteur pétrolier et gazier. En outre, la législation exige que les puits et les installations soient abandonnés et reconditionnés d'une manière jugée satisfaisante par les autorités provinciales. La conformité à cette législation peut nécessiter d'importantes dépenses et une violation de la législation peut entraîner la suspension ou la révocation de permis et d'autorisations nécessaires, une responsabilité civile à l'égard des dommages dus à la pollution et l'imposition d'amendes et de pénalités. En Alberta, la conformité en matière d'environnement est régie par l'EPEA, qui impose des obligations en matière d'environnement aux exploitants de pétrole et de gaz naturel en Alberta et, dans certains cas, qui impose également des pénalités en cas de violation.

Trinidad s'est engagée à respecter ses obligations de protéger l'environnement quel que soit l'endroit où elle exploite ses activités et elle prévoit procéder à des dépenses accrues, bien que non importantes, tant en matière d'immobilisations que de frais à la suite des lois de plus en plus sévères relatives à la protection de l'environnement.

Protocole de Kyoto

En 1994, la Convention-cadre des Nations Unies sur les changements climatiques est entrée en vigueur et a conduit trois années plus tard au Protocole de Kyoto qui exige que les nations réduisent leurs émissions de dioxide de carbone et, par conséquent, des gaz à effet de serre. Le gouvernement du Canada a ratifié le Protocole de Kyoto. Des réductions des gaz à effet de serre pourraient être exigées des producteurs de pétrole et de gaz, ce qui entraînerait notamment des dépenses d'exploitation et en immobilisations accrues pour ces producteurs et pourrait faire en sorte qu'une certaine production de pétrole brut ou de gaz naturel de ces producteurs ne soit pas rentable; cela occasionnerait des réductions de cette production et une diminution consécutive de la demande pour les services de Trinidad. La direction n'est pas en mesure de prévoir l'effet de la ratification du Protocole de Kyoto par le gouvernement du Canada sur les revenus futurs de Trinidad.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Le tableau qui suit présente un sommaire des principales données financières consolidées de la Fiducie pour les périodes indiquées. Ces données financières doivent être lues à la lumière des états financiers de la Fiducie et des notes y afférentes de l'exercice terminé le 31 décembre 2002, du trimestre terminé le 31 mars 2003 et du semestre terminé le 30 juin 2003, qui sont intégrés par renvoi dans les présentes. Outre la présentation de mesures des résultats calculées conformément aux PCGR, la Fiducie présente également des informations sur le BAIIA, qui ne sont pas calculées conformément aux PCGR. La direction est d'avis que le BAIIA constitue une mesure des résultats utiles aux porteurs de parts et aux souscripteurs en raison de sa corrélation plus élevée avec les fonds disponibles pour distribution de la période visée que le bénéfice net.

	Semestre terminé le 30 juin 2003 (non vérifiés)	Exercice terminé le 31 déc. 2002 [1] (vérifiés)	Exercice terminé le 31 déc. 2001 (vérifiés)	Exercice terminé le 31 déc. 2000 (vérifiés)
Produits	20 416 314	27 489 477	27 207 114	13 556 763
Mouvements de fonds liés à l'exploitation	3 680 261	4 553 910	5 165 810	2 741 948
Mouvements de fonds par part (montant dilué) [2]	0,28	0,45	0,51	0,41
Bénéfice net	1 764 725	1 254 948	1 990 783	1 524 153
Bénéfice net par part (de base)	0,13	0,12	0,20	0,25
Bénéfice net par part (dilué)	0,13	0,12	0,20	0,23
Valeur comptable nette des immobilisations [3]	56 056 481	37 955 033	38 658 044	28 844 452
Capitaux propres	35 207 744	23 920 433	22 385 708	20 332 873
Total de l'actif	69 801 048	48 174 928	44 157 119	34 719 620
Total du passif à long terme	34 593 304	24 254 495	21 771 911	14 386 747
Nombre moyen pondéré de parts en circulation (résultat de base)	13 177 388	10 189 113	10 022 981	7 029 077
Nombre moyen d'installations de forage en exploitation	14	12	10	8
Nombre moyen d'installations de service en exploitation	8	8	8	–
BAIIA [4]	4 527 329	5 648 074	6 541 864	3 609 649

Notes :

1) Trinidad est devenue une Fiducie en date du 17 septembre 2002 en vertu de l'arrangement.
2) Le montant des mouvements de fonds par part ne reflète pas l'accroissement de l'efficience fiscale résultant de la restructuration en Fiducie puisque l'arrangement n'a été conclu que le 17 septembre 2002.
3) La valeur comptable nette des immobilisations ne doit pas être considérée comme étant représentative de leur juste valeur marchande. Ces chiffres sont fournis à titre d'information seulement.
4) Le BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs sont priés de noter que le BAIIA ne possède pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.
5) Tous les montants sont exprimés en dollars, à l'exception du nombre moyen pondéré de parts en circulation et du nombre moyen d'installations.

	Trimestres terminés les			
	30 juin 2003		**31 mars 2003**	
	(non vérifiés)		(non vérifié:	
Produits	6 539 505	$	13 876 809	$
Mouvements de fonds liés à l'exploitation	(71 868)		3 752 128	
Mouvements de fonds par part (montant dilué) [2]	(0,01)		0,35	
Bénéfice net	(308 049)		2 072 773	
Bénéfice net par part (de base)	(0,02)		0,20	
Bénéfice net par part (dilué)	(0,02)		0,20	
Valeur comptable nette des immobilisations [3]	56 056 481		37 502 348	
Capitaux propres	35 207 744		25 222 001	
Total de l'actif	69 801 048		54 219 337	
Total du passif à long terme	34 593 304		28 997 336	
Nombre moyen pondéré de parts en circulation (résultat de base)	14 844 969		10 618 865	
BAIIA [4]	427 567		4 099 762	

	Trimestres terminés les							
	31 déc. 2002 [1]		**30 sept. 2002** [1]		**30 juin 2002**		**31 mars 2002**	
	(non vérifiés)		(non vérifiés)		(non vérifiés)		(non vérifiés)	
Produits	8 258 529	$	5 922 588	$	3 782 938	$	9 525 422	$
Mouvements de fonds liés à l'exploitation	1 072 758		833 899		(11 035)		2 624 292	
Mouvements de fonds par part (montant dilué) [2]	0,11		0,08		(0,01)		0,29	
Bénéfice net	477 956		(131 105)		(221 554)		1 129 652	
Bénéfice net par part (de base)	0,05		(0,01)		(0,02)		0,11	
Bénéfice net par part (dilué)	0,05		(0,01)		(0,02)		0,11	
Valeur comptable nette des immobilisations [3]	37 955 033		38 626 606		38 337 850		38 025 367	
Capitaux propres	23 920 433		23 996 797		23 293 806		23 515 360	
Total de l'actif	48 174 928		44 743 372		44 629 824		47 914 258	
Total du passif à long terme	24 254 495		20 746 575		21 336 018		24 398 898	
Nombre moyen pondéré de parts en circulation (résultat de base)	10 189 113		10 060 641		10 035 849		10 035 849	
BAIIA [4]	1 353 087		1 112 363		266 541		2 916 083	

	Trimestres terminés les			
	31 déc. 2002 [1]	**30 sept. 2002** [1]	**30 juin 2001**	**31 mars 2001**
	(non vérifiés)	(non vérifiés)	(non vérifiés)	(non vérifiés)
Produits	5 346 176 $	6 731 458 $	5 308 089 $	9 821 391 $
Mouvements de fonds liés à l'exploitation	826 294	1 263 020	241 517	2 834 979
Mouvements de fonds par part (montant dilué) [2]	0,08	0,12	0,02	0,28
Bénéfice net	218 455	365 695	74 065	1 332 568
Bénéfice net par part (de base)	0,02	0,04	0,01	0,13
Bénéfice net par part (dilué)	0,02	0,04	0,01	0,13
Valeur comptable nette des immobilisations [3]	38 658 044	38 553 219	36 873 285	33 764 940
Capitaux propres	22 385 708	22 167 254	21 801 559	21 672 656
Total de l'actif	44 157 119	45 578 733	44 445 006	44 326 344
Total du passif à long terme	21 771 411	23 411 479	22 643 447	22 653 688
Nombre moyen pondéré de parts en circulation (résultat de base)	10 022 981	10 018 725	10 010 118	9 999 649
BAIIA [4]	1 221 638	1 610 672	621 708	3 087 840

Notes :

1) Trinidad est devenue une Fiducie en date du 17 septembre 2002 en vertu de l'arrangement.
2) Le montant des mouvements de fonds par part ne reflète pas l'accroissement de l'efficience fiscale résultant de la restructuration en Fiducie puisque l'arrangement n'a été conclu que le 17 septembre 2002.
3) La valeur comptable nette des immobilisations ne doit pas être considérée comme étant représentative de leur juste valeur marchande. Ces chiffres sont fournis à titre d'information seulement.
4) Le BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs sont priés de noter que le BAIIA ne possède pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.
5) Tous les montants sont exprimés en dollars, à l'exception du nombre moyen pondéré de parts en circulation.

POLITIQUE DE DISTRIBUTION

Il est actuellement prévu que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions de Trinidad. La Fiducie prévoit distribuer mensuellement en espèces aux porteurs de parts le revenu d'intérêt gagné sur les billets et les dividendes, s'il en est, reçus sur les actions de Trinidad, déduction faite des frais, s'il en est, et des rachats de parts en espèces.

Compte tenu de la situation commerciale actuelle, le conseil d'administration a actuellement l'intention de fixer les distributions de la Fiducie à environ 0,42 $ par année ou à environ 0,035 $ par mois. Le conseil d'administration a l'intention d'offrir des distributions mensuelles stables en fonction des flux de trésorerie annuels prévus; toutefois, le montant réel des distributions versées par la Fiducie sera révisé par le conseil d'administration, compte tenu de la situation financière de la Fiducie et de la situation du marché au moment pertinent.

La Fiducie a payé ou a déclaré payables les distributions en espèces suivantes aux porteurs de parts après la réalisation de l'arrangement le 17 septembre 2002 :

Date du paiement	Montant par part
2002	
15 novembre	0,03 $[1]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $

Date du paiement	Montant par part
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $

Notes :

(1) Tient compte de la période de distribution initiale, allant du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

Les versements de distribution historiques précisés ci-dessus ne sont pas indicateurs des versements de distribution futurs, qui seront révisés par le conseil d'administration en tenant compte de la situation financière de la Fiducie et de la situation du marché au moment pertinent.

Le 10 décembre 2002, la Fiducie a annoncé la mise en place d'un régime de réinvestissement des distributions (le *RRDF*). Les participants au RRDF peuvent choisir de faire en sorte que la Fiducie réinvestisse leurs distributions en espèces dans des parts supplémentaires. Toutes les parts acquises aux termes du RRDF sont acquises par l'entremise des installations de la TSX; aucune part de trésorerie ne sera émise. Le RRDF est géré par le fiduciaire et les achats par l'entremise des installations de la TSX sont effectués par Raymond James Ltd.

RAPPORT DE GESTION

Le rapport de gestion de la Fiducie figure dans le rapport annuel de 2002 de la Fiducie. Ces informations sont intégrées par renvoi dans le présent prospectus et doivent être lues conjointement avec les états financiers comparatifs consolidés et les notes y afférentes contenus dans le rapport annuel de 2002 de la Fiducie. Les rapports de gestion intermédiaires de la Fiducie du trimestre terminé les 31 mars 2002 et du semestre terminé le 30 juin 2003 sont aussi intégrés par renvoi dans le présent prospectus et doivent être lus conjointement avec les états financiers intermédiaires non vérifiés respectifs.

La Fiducie conserve au moins 25 % de ses flux de trésorerie pour préserver sa capacité et financer sa croissance interne future. De plus, les frais de réparation et d'entretien comprennent tous les frais de recertification et d'entretien préventif requis pour maintenir le parc d'appareils de forage en bon état de fonctionnement.

Les besoins de capital de la Fiducie relativement à son parc actuel sont minimaux et seront financés au moyen des flux de trésorerie générés à l'interne. Les ajouts de capacité supplémentaires provenant d'acquisitions ou de nouvelles constructions seront financés par l'émission de nouvelles actions et de nouveaux titres d'emprunt.

MARCHÉ POUR LES TITRES

Les parts sont inscrites à la cote de la TSX et affichées aux fins de négociation à cette bourse sous le symbole « TDG.UN ».

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Administrateurs de Trinidad

Les administrateurs de Trinidad sont nommés par les porteurs de parts de la Fiducie à chaque assemblée annuelle des porteurs de parts. Leur mandat prend fin à l'assemblée annuelle suivante ou dès qu'un successeur est élu ou nommé. Leurs nom, lieu de résidence, occupation principale au cours des cinq dernières années et année d'entrée en fonction comme administrateur de Trinidad sont indiqués ci-dessous :

Nom et lieu de résidence	Administrateur depuis	Principale occupation au cours des cinq dernières années
Michael E. Heier[1][4] Calgary (Alberta)	Mars 1996	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998; chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000; dirigeant de Trinidad depuis sa constitution en société en 1996; homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.
Grant D. Abbott[2] Calgary (Alberta)	Juillet 1996	Contrôleur de Stanfield Mining Group of Canada depuis février 2003; auparavant, président de Abbott Financial Consulting Ltd. de juin 2002 à février 2003; auparavant, chef des finances de Trinity Energy Inc. de juin 1998 à mai 2002; auparavant, chef des finances de Heier Energy Group de septembre 1990 à mai 1998.
Kevin A. Bennett[1][2] Calgary (Alberta)	Novembre 1999	Homme d'affaires indépendant depuis juillet 2001; auparavant, président et chef de l'exploitation de Ventus Energy Ltd. d'octobre 1998 à septembre 2001; auparavant, premier vice-président de Tarragon Oil and Gas Ltd. de 1989 à octobre 1998.
John M. Friesen[1][2] Steinbach (Manitoba)	Novembre 1999	Président de Friesen Drillers Ltd. depuis juin 1992.
Peter J. Gross[3] Calgary (Alberta)	Février 2001	Ingénieur pétrolier et conseiller indépendant en ingénierie de janvier 2002 à ce jour; auparavant, vice-président et chef de l'exploitation de Viking Energy Royalty Trust de juillet 1997 à décembre 2001.
Naveen Dargan[2][3] Calgary (Alberta)	Juin 2003	Homme d'affaires indépendant depuis juin 2003; auparavant, directeur général principal chez Raymond James Ltée, d'octobre 2001 à juin 2003; auparavant, premier vice-président et directeur général chez Goepel McDermid Inc., société remplacée par Raymond James Ltée, de juin 1999 à octobre 2001; auparavant, vice-président directeur et administrateur délégué de Goepel McDermid Inc. d'avril 1998 à juin 1999; auparavant, vice-président principal et administrateur chez Goepel Shields et Associés, prédécesseur de Goepel McDermid Inc, de décembre 1996 à avril 1998.

Notes :

(1) Membres du comité de rémunération de Trinidad.
(2) Membres du comité de vérification de Trinidad.
(3) Membres du comité de la gouvernance d'entreprise de Trinidad
(4) Président du conseil.

Membres de la direction de Trinidad

Membres de la direction de Trinidad au cours des cinq dernières années de chaque membre de la direction de Trinidad sont indiqués ci-dessous :

Nom et lieu de résidence	Poste	Principale occupation au cours des cinq dernières années
Michael E. Heier Calgary (Alberta)	Chef de la direction	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998; chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000; dirigeant de Trinidad depuis sa constitution en société en 1996; homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.
Lyle C. Whitmarsh Calgary (Alberta)	Président	Président de Trinidad depuis le 1er novembre 2002; auparavant, directeur général, Exploitation, de Trinidad depuis août 2001; auparavant, directeur de l'exploitation de Trinidad depuis juillet 2000; auparavant, président de Summit Oilfield Consulting depuis octobre 1998.

Nom et lieu de résidence	Poste	Principale occupation au cours des cinq dernières années
Brent J. Conway Calgary (Alberta)	Chef des finances	Chef des finances de Trinidad ou de sa société remplacée depuis novembre 2001; auparavant, vice-président, Finances, et chef des finances de Bowridge Resource Group Inc. depuis septembre 1994.
Brock W. Gibson[1] Calgary (Alberta)	Secrétaire général	Associé, Blake, Cassels & Graydon s.r.l., avocats.

Note :
(1) M. Gibson était secrétaire général et administrateur de Probe Exploration Inc. avant la mise sous séquestre de cette entreprise.

Positions en titres des administrateurs et des membres de la direction

Au 30 septembre 2003, les administrateurs et les membres de la direction de Trinidad étaient propriétaires véritables, directement ou indirectement, de 2 065 788 parts au total, soit environ 9,1 % des parts émises et en circulation, ou exerçaient un contrôle ou une emprise sur ces titres.

Au 30 septembre 2003, les membres de la direction et les administrateurs détenaient aussi collectivement 239 359 options qui, si elles étaient levées, et 1 072 859 droits qui, s'ils étaient exercés, porteraient à quelque 14,8 % des parts émises et en circulation la propriété effective des membres de la direction, des administrateurs et des initiés en tant que groupe.

Conflits d'intérêts

Il peut arriver que des administrateurs et des membres de la direction dont le nom figure ci-dessus soient administrateurs ou membres de la direction d'émetteurs qui sont des concurrents de Trinidad et qu'à ce titre ils soient en conflit d'intérêts dans l'exercice de leurs fonctions à l'égard de Trinidad. Voir « Facteurs de risque – Conflits d'intérêts ».

COMPLÉMENT D'INFORMATION

Trinidad fournira les documents suivants à quiconque en fera la demande à son secrétaire général :

a) soit, lorsque les titres de la Fiducie font l'objet d'un placement aux termes d'un prospectus simplifié, même provisoire :

(i) un exemplaire de la présente notice annuelle, ainsi qu'un exemplaire de tout document ou partie pertinente de celui-ci qui y est intégré par renvoi,

(ii) un exemplaire des états financiers comparatifs de la Fiducie pour son dernier exercice révolu pour lequel des états financiers ont été déposés, ainsi que le rapport connexe des vérificateurs et un exemplaire des derniers états financiers intermédiaires de la Fiducie qui ont été déposés, le cas échéant, pour une période postérieure à son dernier exercice révolu,

(iii) un exemplaire de la circulaire de sollicitation de procurations de la Fiducie à l'égard de sa dernières assemblée annuelle des porteurs de parts à laquelle il y a eu élection des administrateurs de Trinidad, ou un exemplaire de tout document qui a fait l'objet d'un dépôt annuel et qui a été établi en remplacement de la circulaire de sollicitation de procurations, au besoin,

(iv) un exemplaire de tous autres documents qui sont intégrés par renvoi au prospectus simplifié, même provisoire, et qui ne sont pas exigés aux termes des sous-alinéas (i), (ii) et (iii) ci-dessus,

b) un exemplaire de tous autres documents indiqués aux sous-alinéas a)(i), (ii) et (iii) ci-dessus, à condition que Trinidad puisse exiger le paiement de frais raisonnables si la demande provient d'une personne qui n'est pas porteur de ses titres.

D'autres renseignements sur la rémunération et les dettes des administrateurs et de certains membres de la direction, les principaux porteurs de parts, les options et les droits visant l'achat de parts ainsi que les intérêts des initiés dans des opérations importantes figurent dans la circulaire de sollicitation de procurations de la Fiducie pour sa dernière assemblée annuelle des porteurs de parts à laquelle a eu lieu l'élection des administrateurs de Trinidad. Un complément d'information figure également dans les états financiers consolidés comparatifs de la Fiducie pour l'exercice terminé le 31 décembre 2002.

MESSAGE AUX PORTEURS DE PART

Rapport de gestion

Ce rapport de gestion doit être lu conjointement avec les états financiers consolidés intermédiaires non vérifiés de Trinidad Energy Services Income Trust (« Trinidad » ou « la Fiducie »). Ce rapport contient certains énoncés prospectifs qui comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats des événements diffèrent nettement de ceux qui ont été anticipés dans nos énoncés prospectifs.

Aperçu

Au troisième trimestre terminé le 30 septembre 2003, les niveaux d'activité se sont nettement accrus en regard du même trimestre l'an dernier. Les résultats du troisième trimestre de Trinidad reflètent des niveaux d'activités plus élevés dans l'ensemble du secteur ainsi que la nette augmentation de la capacité de forage découlant des acquisitions de Saturn et Bear. De solides indicateurs du marché et les résultats d'exploitation de Trinidad lui ont permis d'augmenter son parc d'installations de forage sous contrat et de continuer à surclasser le secteur d'activité sur le plan du taux d'utilisation des installations. Trinidad a efficacement intégré les entreprises qu'elle a acquis en conservant les membres de leur direction et en travaillant avec leur clientèle. Les entreprises acquises ont affiché un excellent rendement au troisième trimestre et, combinées avec les activités de la Fiducie, elles ont permis à Trinidad de livrer des résultats d'exploitation et un bilan financier exceptionnels. Après le troisième trimestre, Trinidad a annoncé qu'elle avait conclu un contrat de construction de deux appareils de forage télescopiques doubles en vertu d'un contrat. La construction de ces appareils sera terminée d'ici la mi-janvier 2004. Ces acquisitions ainsi que le nouveau programme de construction viennent directement répondre aux demandes de la clientèle de Trinidad d'accroître sa capacité de forage en profondeur. Dans l'intérêt de ses porteurs de part, Trinidad continuera à évaluer des investissements de capitaux et des acquisitions potentielles en fonction des indicateurs de base du marché et du rendement du capital.

Résultats d'exploitation

Les résultats d'exploitation de Trinidad au troisième trimestre de 2003 reflètent un niveau élevé d'activité dans le secteur ainsi qu'un accroissement global de la capacité de forage de la Fiducie par suite des acquisitions qu'a conclues Trinidad au cours des trois premiers trimestres de 2003. Dans le secteur, le taux d'utilisation des installations de forage s'est accru comparativement à celui de l'exercice précédent, passant de 35 % à 53 % pour le trimestre terminé le 30 septembre 2003. Par ailleurs, le taux d'utilisation des installations de Trinidad pour la même période a augmenté, passant de 37 % à 68 %, les taux d'utilisation des installations de forage nouvellement acquises de Saturn et de Bear étant inclus. Sur une base regroupée, le parc d'installations de Trinidad a dépassé de 28 % le taux d'utilisation des installations de forage du secteur au cours du troisième trimestre de 2003.

Les produits ont augmenté, passant de 5 922 588 $ en 2002 à 17 814 703 $ au troisième trimestre de 2003. Le BAIIA s'est accru au troisième trimestre pour atteindre 5 400 423 $ en regard de 1 112 363 $ en 2002. Ces augmentations s'expliquent par l'ajout des installations de Saturn et de Bear ainsi que par l'amélioration générale de la conjoncture du marché en regard du troisième trimestre de 2002.

Flux de trésorerie et bénéfice

Au troisième trimestre de 2003, le bénéfice d'exploitation s'est élevé à 2 713 692 $ (0,12 $ la part), alors qu'une perte de 131 106 $ (,01 $ la part) avait été inscrite pour la même période en 2002. Les résultats du troisième trimestre de 2002 traduisent une charge unique de 797 516 $ liée aux frais de restructuration découlant de la conversion de Trinidad en fiducie durant le trimestre.

Les flux de trésorerie liés à l'exploitation du troisième trimestre se sont élevés à 4 607 787 $ (0,21 $ la part) en regard de 833 899 $ (0,08 $ la part) pour le trimestre correspondant en 2002.

Charges d'exploitation

Au troisième trimestre, les charges d'exploitation se sont chiffrées à 11 249 926 $, contre 4 173 922 $ pour le même trimestre en 2002. La hausse des charges d'exploitation est directement liée à l'accroissement des produits par suite de l'acquisition des installations de forage de Saturn et de Bear ainsi que d'une intensification générale des activités de forage. Les frais généraux et les frais d'administration du troisième trimestre de 2003 se sont établis à 1 164 354 $, en regard de 636 303 $ pour la même période en 2002. L'augmentation des frais généraux et des frais d'administration est liée à l'acquisition de Saturn et Bear de même qu'à l'accroissement des activités de Trinidad.

Impôts sur les bénéfices

Au troisième trimestre, la charge d'impôts exigibles de Trinidad est constituée de 69 051 $ liés aux impôts sur le capital exigibles en regard d'impôts sur le capital de 69 051 $ en 2002. Pour le troisième trimestre de 2003, les impôts sur les bénéfices futurs se sont élevés à 207 285 $, alors qu'une économie d'impôts futurs de 315 912 $ avait été enregistrée par suite du recouvrement des frais de restructuration de la Fiducie pour le même trimestre en 2002.

Investissement

Au troisième trimestre, les investissements en immobilisations se sont élevés à 43 195 524 $, y compris le prix d'achat de 41,0 millions de dollars payé pour l'acquisition des actifs de forage de Bear. L'investissement de Trinidad dans des immobilisations vise à répondre aux tendances du marché et aux besoins de sa clientèle. Au cours du troisième trimestre, Trinidad a conclu l'acquisition des actifs de Bear Drilling Ltd. L'acquisition a été financée au moyen de l'émission de 26,0 millions de dollars de nouveaux titres et d'un prélèvement sur la facilité de crédit de la Fiducie. Après le troisième trimestre, Trinidad a annoncé qu'elle avait conclu une entente en vue de construire deux appareils de forage doubles télescopiques d'une capacité de forage à 3 500 mètres de profondeur en vertu d'un contrat. Les appareils de forage sont construits pour répondre à la demande de la clientèle d'accroître la capacité de forage en profondeur. Les acquisitions de Saturn et de Bear ainsi que le nouveau programme de construction s'inscrivent dans la stratégie d'investissement ciblée de Trinidad conçue pour tirer parti des possibilités sur le marché de même que des occasions d'investissement axées sur la clientèle.

Liquidités et ressources en capital

En 2003 et en 2004, les besoins en capitaux de Trinidad seront financés au moyen d'un financement par capitaux propres dans le cadre d'un achat ferme de 25,0 millions de dollars qui a été annoncé et qui a clôturé après le troisième trimestre. Au troisième trimestre, la position d'endettement net de Trinidad s'est accrue pour atteindre 34,6 millions de dollars en regard de 11,7 millions de dollars pour le troisième trimestre de 2002. La dette a été augmentée pour procéder aux acquisitions de Saturn et de Bear. Trinidad, à l'occasion du processus de conversion en fiducie, a renégocié sa facilité bancaire pour obtenir une marge de crédit renouvelable non réductible. En vertu des modalités de la facilité, Trinidad doit verser des intérêts uniquement sur l'encours de la dette. Cette facilité a été engagée pour permettre à Trinidad de maximiser ses capacités de distribution et offrir aux porteurs de part des distributions stables.

Les besoins futurs en capitaux seront financés au moyen des flux de trésorerie liés à l'exploitation, les excédents de caisse étant répartis entre les distributions en espèces, la réduction de la dette et les acquisitions en fonction des occasions et de la conjoncture du marché.

Distributions

Pour la période de neuf mois terminée le 30 septembre 2003, les flux de trésorerie provenant de l'exploitation de Trinidad se sont élevés à 8 288 045 $, ou 0,50 $ la part. En janvier 2003, les distributions en espèces ont été fixées à 0,27 $ par année (0,225 $ par mois) et, en février 2003, elles ont été portées à 0,36 $ par an (0,03 $ par mois), puis en juin, à 0,42 $ par an (0,35 $ par mois) en fonction des niveaux d'activité plus élevés au cours du premier trimestre de 2003. Par suite des excellents résultats d'exploitation du troisième trimestre, Trinidad a accru les distributions mensuelles, les faisant passer à 0,54 $ par année (0,45 $ par mois) pour les porteurs de part inscrits au 30 novembre 2003. Les distributions versées aux porteurs de part au cours des neuf premiers mois représentent un ratio dividendes/bénéfice de 52 % des flux de trésorerie disponibles pour les distributions. La différence entre les flux de trésorerie disponibles pour les distributions et les distributions s'est chiffré à 0,24 $ la part. Ce montant est conservé par la Fiducie en vue de couvrir les dépenses en immobilisations nécessitées par la croissance, le remboursement de la dette ou les distributions additionnelles. Le tableau suivant résume ces montants :

Distributions du 1er janvier au 30 septembre

	2003	En pourcentage
Flux de trésorerie disponible pour les distributions par part	0,5 $	100 %
Distribution	0,2 $	52 %
Flux de trésorerie disponible pour les dépenses en immobilisations par suite de la croissance	0,2 $	48 %

Facteurs de risque et gestion des risques

La demande, les prix et les modalités de fourniture de la plupart des services de Trinidad sont tributaires du niveau d'activité du secteur canadien du pétrole et du gaz. À son tour, le niveau d'activité du secteur dépend de nombreux facteurs cycliques, notamment :

- les prix du pétrole et du gaz, y compris les prévisions relatives à leur évolution;
- le coût d'exploration, de production et de livraison du pétrole et du gaz;
- le rythme prévu de baisse de la production courante;
- la découverte de nouvelles réserves de pétrole et de gaz;
- la disponibilité du financement;
- la disponibilité de la capacité de transport, notamment par pipelines; et
- les conditions climatiques dans le monde, en Amérique du Nord et au Canada.

Les activités de Trinidad sont aussi exposées aux dangers inhérents au secteur du pétrole et du gaz. Ces dangers incluent les explosions, les feux et les fuites qui peuvent occasionner un préjudice corporel ou la perte de vie, des dommages à des biens, à du matériel, à des réservoirs et à l'environnement, ou leur destruction ainsi que l'interruption des activités et des réclamations pour perte de production ou en dommages-intérêts.

Pour gérer ces risques, Trinidad mise sur une stratégie comportant les cinq volets suivants :

- la satisfaction de la clientèle et l'établissement des relations.
- l'adoption et la mise en œuvre de technologies.
- la création d'une efficacité économique.
- l'accent sur la croissance et la diversification.
- la sécurité.

Perspectives

Les activités de forage pour le reste de 2003 et le premier trimestre de 2004 devraient être fortes. Les conditions du secteur, telles que le prix élevé des marchandises et une vitesse de déclin rapide, ont créé une conjoncture propice pour les activités de forage. Cette conjoncture favorisera une amélioration des activités de forage alors que les producteurs chercheront à accroître la production et à réinvestir leurs liquidités. Pour la majorité des clients de Trinidad, les programmes de forage d'hiver sont importants. De plus, les taux quotidiens se sont améliorés en regard d'il y a un an. Le nombre de puits prévus par la CAODC pour 2004 s'élève à environ 18 300 puits à forer dans l'Ouest canadien. Trinidad a réagi à cette conjoncture du marché en acquérant des installations de forage supplémentaires et en axant ses investissements en immobilisations sur le rendement du capital. Trinidad est en bonne position pour afficher un bon rendement dans ces conditions exceptionnelles au moyen d'installations de forage modernes, flexibles et éprouvées sur le plan fonctionnel. En tant que fiducie, Trinidad tirera parti de sa solide position sur le marché pour accroître le rendement de ses porteurs de parts.

Trinidad Energy Services est une société de fiducie de revenu axée sur la croissance. Elle est cotée à la TSX sous le symbole TDG.UN. Les différentes divisions de Trinidad sont engagées dans les secteurs du forage et de l'entretien des puits du secteur du pétrole et du gaz au Canada. À la clôture de l'acquisition de Bear, la Fiducie comptait 20 installations de forage et 8 installations de service. Trinidad a pour objectif de fournir un matériel moderne, fiable, conçu par des experts et manœuvré par un personnel bien formé et expérimenté. Le parc d'installations de forage de Trinidad est l'un des plus flexible et concurrentiel de l'industrie.

(signé)
Michael E. Heier
Président et PDG

(signé)
Brent J. Conway
Chef des finances

POINTS SAILLANTS DE NATURE FINANCIÈRE

	Trimestre terminé le 30 septembre 2003 $	Trimestre terminé le 30 septembre 2002 $
Produits	17 814 703	5 922 588
Marge brute d'autofinancement	6 564 777	1 748 666
BAIIA [1)]	5 400 423	1 112 363
Mouvements de fonds liés à l'exploitation avant les frais de restructuration [2)]	4 607 787	833 899
Par part (montant dilué)	0,21	0,08
Bénéfice net (perte) [3)]	2 713 692	(131 106)
Par part (dilué)	0,12	(0,01)
Parts en circulation (moyenne pondérée)	21 593 352	10 535 849
Parts en circulation (résultat dilué)	22 143 023	10 535 849

POINTS SAILLANTS DE NATURE FINANCIÈRE

	Période de neuf mois terminée le 30 septembre 2003 $	Période de neuf mois terminée le 30 septembre 2002 $
Produits	38 231 017	19 230 401
Marge brute d'autofinancement	12 963 351	6 238 370
BAIIA [1)]	9 927 752	4 297 449
Mouvements de fonds liés à l'exploitation avant les frais de restructuration [2)]	8 288 045	3 481 152
Par part (montant dilué)	0,50	0,34
Bénéfice net [3)]	4 478 413	776 992
Par part (dilué)	0,27	0,08
Parts en circulation (moyenne pondérée)	16 004 730	10 535 849
Parts en circulation (résultat dilué)	16 554 401	10 535 849

FAITS SAILLANTS SUR LE PLAN DE L'EXPLOITATION

	Trimestre terminé le 30 septembre 2003 $	Trimestre terminé le 30 septembre 2002 $
Jours de forage	1 193	409
Taux par jour de forage	14 004	10 721
Taux d'utilisation – Forage	68 %	37 %
Moyenne industrielle de la CAODC	53 %	35 %
Installations de forage en exploitation	20	12
Taux d'utilisation – installations de service	67 %	64 %
Taux d'utilisation – selon la CAODC	60 %	50 %
Installations de service en exploitation	8	8

FAITS SAILLANTS SUR LE PLAN DE L'EXPLOITATION

	Période de neuf mois terminée le 30 septembre 2003 $	Période de neuf mois terminée le 30 septembre 2002 $
Jours de forage	2 538	1 335
Taux par jour de forage	13 166	11 835
Taux d'utilisation – Forage	63 %	39 %
Moyenne industrielle de la CAODC	52 %	38 %
Installations de forage en exploitation	20	12
Taux d'utilisation – installations de service	66 %	57 %
Taux d'utilisation – selon la CAODC	54 %	49 %
Installations de service en exploitation	8	8

1) BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs doivent être avisés du fait que le terme BAIIA n'a pas de définition normalisée selon les PCGR; cependant, la Fiducie calcule le BAIIA dans le respect de la permanence des méthodes pour chaque période de déclaration.

2) Les mouvements de fonds liés à l'exploitation sont les flux de trésorerie liés à l'exploitation avant les variations nettes des éléments hors caisse du fonds de roulement et avant les frais de restructuration. Les lecteurs sont avisés du fait que le terme mouvements de fonds liés à l'exploitation n'a pas de définition normalisée selon les PCGR; toutefois, la Fiducie calcule les mouvements de fonds liés à l'exploitation dans le respect de la permanence des méthodes pour chaque période de déclaration.

3) Le bénéfice net du troisième trimestre de 2002 reflète une charge unique de 797 516 $ (481 545 $ après impôts) liée à des frais de restructuration découlant de la conversion de Trinidad en fiducie au cours du trimestre.

ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE ET DES RÉSULTATS D'EXPLOITATION

L'analyse par la direction de la situation financière et des résultats d'exploitation qui suit doit être lue conjointement avec les états financiers consolidés de la fiducie et les notes y afférentes figurant ailleurs dans le présent prospectus.

Comparaison des exercices terminés les 31 décembre 2002 et 2001

Aperçu

Trinidad a affiché une solide performance sur les plans opérationnel et financier en 2002, en dépit d'un ralentissement généralisé des activités de forage. Dans l'ensemble, la baisse s'est établie à environ 25 % pour le secteur d'activité, le nombre de puits forés étant passé d'environ 18 500 en 2001 à environ 14 000 en 2002. Parallèlement, le taux d'utilisation des appareils de forage dans le secteur d'activité a été ramené de 53 % en 2001 à 39 % en 2002, selon la CAODC. Ces facteurs ont eu une incidence défavorable sur les taux quotidiens et ont rendu difficile le maintien des marges compte tenu des conditions d'exploitation difficiles de 2002.

Pour 2002, la stratégie de Trinidad consistait à mettre à profit les appareils de forage nos 8 à 12, dont la construction a été achevée à la fin de 2001. En achevant la construction de ces appareils de forage, Trinidad a réalisé l'objectif qu'elle s'était fixé d'atteindre la masse critique à titre d'entreprise de forage et de service dans le secteur du pétrole et du gaz. Il lui fallait donc ensuite mettre en œuvre un modèle de gestion axé sur la réalisation d'objectifs opérationnels et financiers. Pour 2002, les objectifs de Trinidad consistaient à i) accroître le taux d'utilisation des appareils de forage; ii) optimiser les marges en continuant d'exercer un contrôle rigoureux à l'égard des frais d'exploitation; iii) intensifier les efforts de marketing en vue d'obtenir des engagements à plus long terme à l'égard des services de forage et d'entretien de Trinidad tout en maintenant ou en rehaussant les taux quotidiens; et iv) mettre en œuvre une stratégie d'utilisation judicieuse des capitaux afin d'évaluer minutieusement les investissements en capitaux et de répartir les capitaux disponibles entre le remboursement de la dette et les investissements en immobilisations.

En 2002, Trinidad a réalisé les objectifs prévus dans le cadre de son modèle de gestion. Trinidad a réussi à maintenir un taux d'utilisation de 43 % des appareils de forage dans l'ensemble de l'entreprise, comparativement à 39 % pour le secteur d'activité dans son ensemble. En outre, Trinidad a acquis de nouveaux clients et renforcé les liens qu'elle entretenait déjà avec certains des plus importants exploitants dans le secteur d'activité.

Appareils de forage	2002	2001
Jours de forage	1 863	1 670
Taux d'utilisation de Trinidad	43 %	43 %
Taux d'utilisation selon la CAODC	39 %	53 %
Plateformes de maintenance		
Nombre d'heures d'utilisation des plateformes de maintenance	15 492	16 104
Taux d'utilisation de Trinidad	53 %	55 %
Taux d'utilisation selon la CAODC	49 %	54 %

Outre sa solide performance sur les plans opérationnel et financier en 2002, Trinidad a également adopté des mesures pour accroître le rendement pour les porteurs de parts. Depuis sa conversion en fiducie de revenu, la fiducie offre aux investisseurs des distributions en espèces mensuelles. L'adoption du modèle de fiducie de revenu a permis à Trinidad d'offrir un titre dont la valeur est plus étroitement liée à son rendement sur les plans opérationnel et financier.

Produits et charges d'exploitation

Millions de dollars	2002	2001	Variation	%
Produits	27,5 $	27,2 $	0,3 $	1
Charges d'exploitation	18,9 $	18,4 $	0,5 $	3
Marge bénéficiaire	31 %	32 %	(1) %	3

Les produits ont légèrement augmenté, passant de 27 207 114 $ en 2001 à 27 489 477 $ en 2002, en dépit du recul important au chapitre du taux d'utilisation des appareils de forage causé par la baisse du nombre de puits forés en 2002. Trinidad a maintenu ses produits grâce à de meilleurs taux d'utilisation que la moyenne du secteur d'activité. Les charges d'exploitation ont varié proportionnellement avec les produits, totalisant 18 945 153 $ en 2002, comparativement à 18 379 683 $ en 2001. Les marges exprimées en pourcentage des produits ont été maintenues d'un exercice à l'autre, malgré la baisse des taux quotidiens en 2002. Trinidad a maintenu ses marges en 2002 en exerçant un contrôle rigoureux à l'égard des frais d'exploitation et en réalisant des produits supplémentaires à l'égard du matériel auxiliaire.

Frais généraux et administratifs

Millions de dollars	2002	2001	Variation	%
Frais généraux et administratifs	2,9 $	2,3 $	0,6 $	26

En 2002, les frais généraux et administratifs ont totalisé 2 896 250 $, comparativement à 2 285 567 $ en 2001. Cette hausse est attribuable à une augmentation des salaires et traitements, laquelle découle de l'accroissement du nombre d'appareils de forage de Trinidad en exploitation par rapport à 2001.

Dotation à l'amortissement

Millions de dollars	2002	2001	Variation	%
Dotation à l'amortissement	2,2 $	1,9 $	0,3 $	16

La dotation à l'amortissement de Trinidad en 2002 a totalisé 2 157 604 $, comparativement à 1 851 780 $ en 2001. Trinidad amortit son parc d'appareils de forage selon la méthode de l'amortissement proportionnel à l'utilisation en fonction d'un total de 3 300 jours de forage et d'une valeur de récupération de 10 %. Les plateformes de maintenance sont amorties selon la méthode de l'amortissement linéaire sur une période de 15 ans, en fonction d'une valeur de récupération estimative de 20 %. L'augmentation de l'amortissement en 2002 est directement liée à l'accroissement du nombre de jours de forage au cours de cet exercice.

Frais de restructuration

Au cours de 2002, Trinidad a été restructurée en fiducie de revenu en vertu d'un arrangement. Se reporter à la rubrique « Renseignement concernant la Fiducie – L'arrangement ». Dans le cadre de cette restructuration, des frais de restructuration totalisant 818 179 $ ont été imputés aux résultats. En outre, des frais de restructuration de la dette de 1 159 099 $ ont été capitalisés. Les frais de restructuration ont été payés au moyen d'une contrepartie en espèces de 1 177 278 $ et de l'émission de 500 000 parts à 1,60 $ la part.

Charge d'impôts

Milliers de dollars	2002	2001	Variation	%
Impôts exigibles	115 $	135 $	(20) $	(15)
Impôts futurs	323 $	1 323 $	(1 000) $	(76)

La diminution de la charge d'impôts en 2002 découle directement du fait que la fiducie a déclaré un montant moins important de déduction pour amortissement pour réduire son bénéfice imposable par suite de l'arrangement en raison de l'augmentation des dépenses déductibles.

Marge brute d'autofinancement et bénéfice net

Millions de dollars	2002	2001	Variation	%
Marge brute d'autofinancement	4,6 $	5,2 $	(0,6) $	(12)
Flux de trésorerie par part	0,45 $	0,51 $	(0,06) $	(12)
Bénéfice net avant charges de la fiducie	1,7 $	2,0 $	(0,3) $	(15)
Bénéfice net	1,3 $	2,0 $	(0,7) $	(35)

La marge brute d'autofinancement a atteint 4 553 910 $, ou 0,45 $ par part, comparativement à 5 165 810 $, ou 0,51 $ par part, à l'exercice précédent. Le bénéfice net avant charges de la fiducie s'est établi à 1 748 965 $, ou 0,17 $ par part, en 2002, comparativement à 1 990 783 $, ou 0,20 $ par part, en 2001.

Investissement en capital

Millions de dollars	2002	2001	Variation	%
Ajouts d'immobilisations	1,4 $	11,6 $	(10,2) $	(76)

Les ajouts d'immobilisations de Trinidad ont totalisé 1 397 496 $ en 2002, par rapport à 11 665 372 $ en 2001. Cette baisse considérable s'explique par l'achèvement de la construction des appareils de forage n°s 8 et 12. Il est prévu que les dépenses en immobilisations qui seront engagées durant l'exercice 2003 relativement aux parcs existants d'appareils de forage et de plateformes de maintenance se limiteront aux investissements de modernisation périodiques normaux. Les montants alloués à la modernisation dépendront de la conjoncture du marché et des besoins de la clientèle, et devraient avoisiner ceux inscrits en 2002. À l'heure actuelle, aucun autre investissement important n'est envisagé pour 2003.

Liquidités et ressources en capital

Millions de dollars	2002	2001	Variation	%
Fonds de roulement	1,9 $	(1,1) $	3,0 $	270
Dette, montant net	11,9 $	13,5 $	(1,6) $	(12)

Les besoins en capitaux étaient moins importants en 2002 en raison d'une baisse des ajouts d'immobilisations comparativement à 2001, exercice au cours duquel Trinidad avait achevé la construction de quatre nouveaux appareils de forage. Au cours de 2002, Trinidad a réparti ses fonds au moyen d'une stratégie ciblée d'investissement en capital et de remboursement de la dette. Cette stratégie a permis d'obtenir un fonds de roulement positif d'environ 1,9 million de dollars en 2002, comparativement à un fonds de roulement négatif de 1,1 million de dollars en 2001. En 2002, Trinidad a également affecté une somme d'environ 1,6 million de dollars à la réduction de l'encours net de sa dette. Les besoins de liquidités futures pour des dépenses en immobilisations, le service de la dette et les distributions en espèces devraient être financés à même les liquidités provenant de l'exploitation.

Facteurs de risque et gestion des risques

La demande, les prix et les modalités de fourniture de la plupart des services de Trinidad sont tributaires du niveau d'activité du secteur canadien du pétrole et du gaz. À son tour, le niveau d'activité du secteur dépend de nombreux facteurs, notamment :

- les prix du pétrole et du gaz, y compris les prévisions relatives à leur évolution;
- le coût d'exploration, de production et de livraison du pétrole et du gaz;
- le rythme prévu de baisse de la production courante;
- la découverte de nouvelles réserves de pétrole et de gaz;
- la disponibilité du financement;

- la disponibilité de la capacité de transport, notamment par pipelines; et
- les conditions climatiques dans le monde, en Amérique du Nord et au Canada.

Les activités de Trinidad sont aussi exposées aux dangers inhérents au secteur du pétrole et du gaz. Ces dangers incluent les explosions, les feux et les fuites qui peuvent occasionner : 1) un préjudice corporel ou la perte de vie; ii) des dommages à des biens, à du matériel, à des réservoirs et à l'environnement, ou leur destruction; iii) l'interruption des activités; et iv) des réclamations pour perte de production ou en dommages-intérêts.

Pour gérer ces risques, Trinidad mise sur une stratégie comportant les cinq volets suivants :

1. *La satisfaction de la clientèle et l'établissement des relations.* Trinidad reconnaît que le succès de toute société de forage repose sur l'atteinte d'un haut degré de satisfaction de la clientèle et sur de solides relations commerciales. Grâce à son parc moderne d'appareils de forage et de plateformes de maintenance, Trinidad peut forer et entretenir des puits à des coûts moindres que ceux engendrés par du vieux matériel. Trinidad peut, à son tour, faire bénéficier ses clients de ces économies. De plus, Trinidad retient les services d'employés hautement compétents. L'excellence des employés de Trinidad est au cœur de sa stratégie qui vise à comprendre les besoins propres à chacun de ses clients pour ensuite leur offrir des solutions personnalisées novatrices, pratiques et économiques qui répondent à leurs besoins. Les employés reçoivent périodiquement une rétroaction sur leur rendement au moyen d'évaluations internes, y compris les commentaires des clients, ce qui aide Trinidad à évaluer dans quelle mesure les besoins de ses clients sont satisfaits.

2. *L'adoption et la mise en œuvre de technologies.* Le secteur du forage et de la maintenance des puits ne cessent d'évoluer grâce aux avancées technologiques, qui se traduisent par des économies de coûts et des améliorations de la production et du rendement. Trinidad surveille constamment les évolutions technologiques afin d'en prendre connaissance et de mettre en œuvre celles qu'elle juge intéressantes. De plus, Trinidad favorise la conception et l'élaboration à l'interne de ses propres développements technologiques, dont certains sont sa propriété intellectuelle.

3. *La création d'une efficacité économique.* Trinidad reconnaît que les employés hautement compétents et le matériel de la meilleure qualité sont des composantes essentielles au succès d'une société de forage. Une gestion efficace comporte également de la délicate tâche d'équilibrer l'utilisation du matériel et la génération de flux de trésorerie afin de maximiser la rentabilité financière. Cette planification sous-tend toutes les activités de Trinidad.

4. *L'accent sur la croissance et la diversification.* Dans le cadre de sa stratégie de croissance, Trinidad évalue les occasions d'acquisition et de construction afin d'ajouter du matériel de qualité à son parc d'appareils de forage et de plateformes de maintenance. La capacité de Trinidad d'acquérir ou de construire des appareils de forage est limitée par sa capacité à financer ces acquisitions, par la possibilité d'octroyer des contrats de construction d'appareils de forage et de plateformes de maintenance, ainsi que par la possibilité d'acheter des appareils de forage et des plateformes de maintenance à des prix raisonnables. Outre les occasions d'acquisition et de construction de nouveau matériel, et dans la mesure où Trinidad peut trouver sur le marché des occasions qui ajoutent de la valeur, la direction envisage d'acquérir et de construire des biens dans d'autres secteurs d'activité qui sont complémentaires aux activités actuelles de Trinidad dans le secteur du forage et de la maintenance.

5. *La sécurité.* Trinidad fait de la sécurité une priorité dans tous les domaines de son exploitation. En plus de protéger le bien-être de ses employés, un environnement de travail sécuritaire accroît l'efficacité du personnel et réduit les coûts élevés liés aux arrêts de production attribuables aux accidents et aux indemnisations des accidents du travail et à d'autres réclamations. Trinidad favorise un environnement de travail sécuritaire au moyen de son programme de sécurité axé sur la formation des employés, la maintenance périodique du matériel et des inspections de sécurité formelles.

En plus de ce qui précède, Trinidad a souscrit une assurance de responsabilité civile qui couvre, au coût de remplacement, les dommages faits aux biens de Trinidad ou leur destruction.

Comparaison des exercices terminés les 31 décembre 2001 et 2000

Aperçu

En 2001, Trinidad a constaté un changement dans la conjoncture du marché dans le secteur du pétrole et du gaz. Les prix de marchandises, aussi bien pour le pétrole que pour le gaz, ont fléchi en raison du ralentissement économique aux États-Unis et de la baisse de la demande. Après avoir atteint des sommets en 2000, les bénéfices et les flux de trésorerie des sociétés d'exploration et de production ont considérablement diminué en 2001. Ces facteurs, conjugués à la baisse de l'intérêt des investisseurs à l'égard du secteur du pétrole et du gaz dans son ensemble, ont limité l'accès aux capitaux. En outre, la vague de regroupements d'entreprises s'est poursuivie dans le secteur d'activité en 2001, ce qui s'est répercuté négativement sur les programmes d'activité sur le terrain et de forage. Ces facteurs se sont traduits, en définitive, par un ralentissement des activités de forage, d'entretien et d'équipement dans la deuxième moitié de 2001.

Trinidad a pris plusieurs mesures face à ces changements conjoncturels. Trinidad a réussi à atteindre la masse critique dans le secteur du forage et elle a atteint ses objectifs en parachevant la construction des appareils de forage n°s 8 à 12. Trinidad a également su diversifier ses activités grâce au premier exercice d'activité de sa division d'entretien de puits.

Trinidad s'est ensuite concentrée sur sa performance opérationnelle et ses résultats financiers. Pour réaliser ces objectifs, Trinidad a adopté des stratégies axées sur l'optimisation de l'utilisation des appareils de forage et la réduction des frais d'exploitation. En 2001, Trinidad a élargi sa clientèle et a répondu aux besoins de ses clients grâce à du matériel bien conçu offrant une certaine souplesse sur le plan du fonctionnement.

Résultats d'exploitation

Les produits et le bénéfice de Trinidad ont tous deux augmenté en 2001. Les produits sont passés de 13 556 763 $ en 2000 à 27 207 114 $ en 2001, soit une augmentation de 101 %. Le bénéfice avant intérêts, impôts, épuisement et amortissement (« **BAIIA** ») s'est également accru, passant de 3 609 649 $ en 2000 à 6 541 864 $ en 2001, soit une hausse de 81 %. Ces augmentations s'expliquent par le parachèvement et l'utilisation d'appareils de forage dont la construction s'est échelonnée sur les exercices 2000 et 2001. En outre, l'exercice 2001 constitue le premier exercice complet d'exploitation de la division d'entretien des puits de Trinidad. Le BAIIA réel est inférieur au BAIIA prévu en raison de la diminution des taux quotidiens d'exploitation et d'un taux d'utilisation inférieur aux prévisions découlant du fait que la construction des appareils de forage n°s 8 et 12 a été achevée plus tard que prévu. Les taux quotidiens étaient moins élevés que ce qui avait été prévu en raison d'une baisse des prix des marchandises et d'un ralentissement de l'activité sur le terrain par rapport à ce qui avait initialement été prévu par la CAODC.

Flux de trésorerie et bénéfice

Pour l'exercice 2001, les flux de trésorerie, abstraction faite des variations du fonds de roulement, ont atteint 5 165 810 $, ou 0,51 $ par action, en hausse par rapport aux 2 741 948 $, ou 0,41 $ par action, en 2000. L'augmentation du bénéfice en 2001 est attribuable aux nouveaux appareils de forage construits en 2000 et 2001 et à l'apport de la division d'entretien de puits. Le bénéfice a augmenté, passant de 1 524 153 $, ou 0,23 $ par action, en 2000 à 1 990 783 $, ou 0,20 $ par action en 2001. Il s'agit d'une progression de 31 % par rapport à l'exercice précédent. Le bénéfice et les flux de trésorerie se sont avérés moins élevés que prévu en raison du repli des prix des marchandises en 2001. L'activité a été moins intense que prévu sur le marché en 2001, entraînant une baisse généralisée des taux d'utilisation et des taux quotidiens. De plus, les frais de main-d'œuvre ont grimpé vers la fin de l'exercice, faisant augmenter les charges d'exploitation de Trinidad.

Charges d'exploitation

Les charges d'exploitation se sont alourdies, passant de 8 907 373 $ en 2000 à 18 379 683 $ en 2001. La hausse de 106 % par rapport à l'exercice précédent est directement liée à l'accroissement du volume des ventes. Les charges d'exploitation ont augmenté par rapport à l'exercice précédent en raison de l'accroissement des frais de

main-d'œuvre. Trinidad a réussi à mettre en œuvre un programme complet d'entretien préventif en 2001 afin de diminuer les frais d'entretien.

En 2001, les frais généraux et administratifs se sont établi à 8,4 % des produits, comparativement à 7,7 % l'exercice précédent. L'augmentation des frais généraux et administratifs est proportionnelle à la progression des produits et des actifs. Les frais d'assurance et les frais de dotation en personnel découlant de la croissance des activités de Trinidad figurent parmi les frais qui ont augmenté en 2001.

Impôts sur les bénéfices

Le taux d'imposition effectif de Trinidad s'est établi à 42,25 % pour 2001, comparativement à 20,08 % pour l'exercice terminé le 31 décembre 2000. Cette augmentation résulte principalement du fait que le taux a été plus faible que prévu en 2000, exercice au cours duquel des taux d'imposition moins élevés que prévu ont été mis en vigueur. Il en est résulté une augmentation de 1 322 955 $ du passif d'impôts futurs de Trinidad. Les impôts sur le capital ont augmenté, passant de 47 751 $ en 2000 à 134 742 $ en 2001, en raison de l'accroissement des immobilisations de Trinidad.

Investissement

Au cours de 2001, Trinidad a procédé à d'importants ajouts d'immobilisations. L'objectif de Trinidad qui consistait à atteindre la masse critique dans le secteur du forage a été réalisé en 2001 lorsque la société a achevé la construction des appareils de forage n°s 11 et 12. Le total des immobilisations est passé de 28 844 452 $ en 2000 à 38 658 044 $ en 2001, soit une augmentation de 34 %.

Liquidités et ressources en capital

Les besoins en capitaux de Trinidad en 2001 étaient principalement liés à la construction des appareils de forage n°s 11 et 12, terminée au cours de l'exercice. Trinidad a su renégocier ses facilités de crédit avec la Estevan Credit Union en 2001 en un emprunt à terme consolidé de 9,2 millions de dollars et un emprunt pour immobilisations renouvelable de 8,5 millions de dollars. Par ailleurs, la facilité de crédit de Trinidad a été portée à 5,5 millions de dollars ou 75 % des comptes débiteurs si ce montant est inférieur. Ces changements se sont traduits par une augmentation globale de 10,1 millions de dollars de la capacité d'emprunt de Trinidad.

Rapprochement du BAIIA

Le tableau suivant présente le rapprochement du BAIIA avec les données financières tirées des états financiers qui figurent à la rubrique « Principales données financières consolidées » contenues dans le sommaire et dans le texte du présent prospectus :

	Chiffres consolidés pro forma de la fiducie	**La fiducie**			**Saturn**		
	Exercice terminé le 31 décembre 2002	**Exercice terminé le 31 décembre 2002**	**Exercice terminé le 31 décembre 2001**	**Exercice terminé le 31 décembre 2001**	**Semestre terminé le 30 novembre 2002**	**Semestre terminé le 30 novembre 2001**	**Exercice terminé le 31 mai 2002**
	(en milliers)	(vérifié)	(vérifié)	(vérifié)	(non vérifié)	(non vérifié)	(non vérifié)
Bénéfice net	2 911 $	1 254 948 $	1 990 783 $	1 524 153 $	96 141 $	102 701 $	47 709 $
Plus :							
Intérêts débiteurs	1 375	978 939	1 241 312	819 949	18 732	32 366	51 165
Impôts	499	438 404	1 457 989	383 144	21 868	24 070	47 709
Amortissement	2 857	2 157 604	1 851 780	882 402	317 674	368 099	763 148
Frais de restructuration	819	818 179	---	---	---	---	---
Primes aux actionnaires	---	---	---	---	660 964	1 916 080	3 100 737
	8 461 $	5 648 074 $	6 541 864 $	3 609 648 $	1 115 379 $	2 443 316 $	4 010 468 $

BILANS CONSOLIDÉS

	30 septembre 2003 (non vérifiés) $	31 décembre 2002 (vérifiés) $
Actif		
Actif à court terme		
Encaisse	2 391 736	570 706
Comptes débiteurs	16 384 847	7 893 516
Stocks	468 069	525 652
Frais payés d'avance	166 617	128 021
	19 411 269	9 117 895
Immobilisations	97 610 385	37 955 033
Frais de financement reportés	939 026	1 102 000
	117 960 680	48 174 928
Passif		
Passif à court terme		
Facilité de crédit d'exploitation	5 405 653	4 178 548
Comptes créditeurs	6 463 667	3 026 386
Partie à court terme de la dette à long terme	148 500	54 947
	12 017 820	7 259 881
Dette à long terme	42 032 650	13 832 610
Impôts sur les bénéfices futurs	3 293 119	3 162 004
	57 343 589	24 254 495
Capitaux propres		
Capital des porteurs de parts (note 9)	55 329 272	18 874 467
Bénéfices non répartis	5 287 819	5 045 966
	60 617 091	23 920 433
	117 960 680	48 174 928

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS
(non vérifiés)

	Trimestre terminé le 30 septembre 2003 $	Trimestre terminé le 30 septembre 2002 $	Période de neuf mois terminée le 30 septembre 2003 $	Période de neuf mois terminée e 30 septembre 2002 $
Produits				
Produits d'exploitation	17 814 703	5 922 588	38 231 017	19 230 401
Charges				
Charges d'exploitation	11 249 926	4 173 922	25 267 666	12 992 031
Frais généraux et administratifs	1 164 354	636 303	3 035 599	1 940 921
	12 414 280	4 810 225	28 303 265	14 932 952
Bénéfice avant intérêts, impôts, épuisement et amortissement	5 400 423	1 112 363	9 927 752	4 297 449
Épuisement et amortissement	1 686 810	483 280	3 314 587	1 508 611
Intérêts débiteurs	723 585	245 948	1 501 455	719 969
Bénéfice avant impôts et frais de restructuration	2 990 028	383 135	5 111 710	2 068 869
Frais de restructuration	-	(797 516)	-	(797 516)
Impôts sur les bénéfices				
Impôts exigibles	(69 051)	(32 696)	(138 252)	(96 508)
Impôts futurs	(207 285)	-	(495 045)	(713 824)
Impôts futurs – Frais de restructuration	-	315 971	-	315 971
Bénéfice net (perte)	2 713 692	(131 106)	4 478 413	776 992
Bénéfices non répartis au début de l'exercice	4 699 539	5 253 436	5 045 969	4 345 338
Distributions au cours de l'exercice	(2 125 412)	-	(4 236 563)	-
Bénéfices non répartis à la fin de l'exercice	5 287 819	5 122 330	5 287 819	5 122 330
Résultat par part				
De base	0,13	(0,01)	0,28	0,08
Dilué	0,12	(0,01)	0,27	0,08

FLUX DE TRÉSORERIE CONSOLIDÉS
(non vérifiés)

	Trimestre terminé le 30 septembre 2003 $	Trimestre terminé le 30 septembre 2002 $	Période de neuf mois terminée le 30 septembre 2003 $	Période de neuf mois terminée le 30 septembre 2002 $
Flux de trésorerie liés aux				
Activités d'exploitation				
Bénéfice net de la période	2 713 692	(131 106)	4 478 413	776 992
Éléments hors trésorerie				
Épuisement et amortissement	1 686 810	483 280	3 314 587	1 508 611
Impôts sur les bénéfices futurs	207 285	(315 791)	495 045	398 033
Frais de restructuration de la Fiducie	-	797 516	-	797 516
Flux de trésorerie liés à l'exploitation, avant frais de restructuration	4 607 787	833 899	8 288 045	3 481 152
Frais de restructuration	-	(804 440)	-	(803 440)
Variation nette des éléments hors caisse du fonds de roulement	(4 472 414)	917 305	(5 045 729)	561 675
	135 373	946 764	3 242 316	3 239 387
Activités d'investissement				
Produit de la vente d'immobilisations	11 000	-	11 000	-
Augmentation des immobilisations	(43 195 524)	(303 018)	(62 811 226)	(999 271)
	(43 184 524)	(303 018)	(62 800 226)	(999 271)
Activités de financement				
Produit net de la marge de crédit	1 292 234	-	1 227 105	-
Avances (remboursement) de la dette à long terme	19 074 670	(668 044)	28 293 593	(2 618 779)
Produit net de la dette à long terme	24 821 067	34 097	36 094 805	34 097
Distribution aux porteurs de parts	(2 125 412)	-	(4 236 563)	-
	43 062 559	(633 947)	61 378 940	(2 584 682)
Augmentation (diminution) de l'encaisse au cours de la période	13 408	9 799	1 821 030	(344 566)
Encaisse au début de la période	2 378 328	270 616	570 706	624 981
Encaisse à la fin de la période	2 391 736	280 415	2 391 736	280 415

1. Conventions comptables

Ces états financiers intermédiaires consolidés respectent les mêmes conventions et méthodes comptables que celles qui ont servi pour dresser les états financiers annuels de l'exercice terminé le 31 décembre 2002. Ces états financiers intermédiaires doivent être lus conjointement avec les états financiers annuels.

2. Caractère saisonnier

Exploitée dans l'Ouest canadien, Trinidad Energy Services Income Trust exerce ses activités dans le domaine du forage et de l'entretien de puits de pétrole et de gaz. Les activités de la Fiducie sont largement tributaires des saisons. La saison d'hiver, qui intègre le premier trimestre, est une période occupée puisque les sociétés de forage pétrolier et gazier tirent profit des conditions de gel pour déplacer les installations de forage dans des régions qui seraient sinon inaccessibles au matériel lourd à cause des conditions marécageuses. Le second trimestre englobe normalement une période lente désignée dégel du printemps. Au cours de cette période, les conditions de fonte entraînent la fermeture temporaire de certaines routes municipales, ce qui empêche le déplacement des appareils de forage. Les troisième et quatrième trimestres sont habituellement représentatifs des niveaux d'activité normaux.

3. Acquisition d'actifs de Saturn Drilling

Le 9 avril 2003, Trinidad Drilling a acquis pour une contrepartie de 16,4 millions de dollars en plus de coûts d'acquisition de 1,1 million de dollars les actifs de Saturn Drilling. L'acquisition a été financée par l'émission de titres d'emprunt de 6,3 millions de dollars et de nouveaux titres de participation de 11,2 millions de dollars (déduction faite des frais d'émission) au moyen de l'émission de parts. La Fiducie a émis 4 615 385 parts à 2,60 $ la part en contrepartie d'un produit d'émission brut de 2,0 millions de dollars.

4. Acquisition d'actifs de Bear Drilling

Le 15 juillet 2003, Trinidad Drilling a acheté les actifs de Bear Drilling pour une contrepartie de 41,0 millions de dollars, desquels 40,0 millions de dollars ont été versés en espèces et 1,0 million de dollars en parts. L'acquisition a été financée par l'émission de titres d'emprunt de 15,0 millions de dollars et de nouveaux titres de participation de 26,0 millions de dollars au moyen de l'émission de parts. La Fiducie a émis 6 944 444 parts à 3,60 $ la part en contrepartie d'un produit d'émission brut de 25,0 millions de dollars. Elle a de plus émis 277 778 parts à Bear Drilling à 3,60 $ chacune, pour un total de 1,0 million de dollars.

5. Avoir des porteurs de parts

Autorisé
Un nombre illimité de parts participatives comportant droit de vote
Parts émises et en circulation

	2003		2002	
	Nombre de parts	Montant $	Nombre de parts	Montant $
Avoir des porteurs de part – Solde d'ouverture	10 558 474	18 874 467	10 035 849	18 040 370
Parts émises – Achat de Saturn	4 615 385	11 221 771	-	-
Parts émises – Achat de Bear	7 222 222	24 452 053	-	-
Émises selon le plan d'arrangement	-	-	500 000	800 000
Parts émises à l'exercice d'options	395 193	780 981	22 625	34 097
Avoir des porteurs de part – Solde de clôture	22 791 274	55 329 272	10 558 474	18 874 467

6. Événements postérieurs à la date du bilan

Le 10 novembre 2003, la Fiducie a achevé un financement au moyen d'une acquisition ferme de 5 050 506 parts à 4,95 $ l'action pour un produit d'émission brut de 25,0 millions de dollars. Le produit brut estimatif que recevra la Fiducie, déduction faite des frais estimatifs, s'élèvera à 23,2 millions de dollars. Trinidad Drilling appliquera ensuite le produit net au financement de l'achat de deux nouvelles installations de forage télescopiques doubles ainsi qu'à l'acquisition du matériel connexe utilisé dans certaines des installations de forage actuelles de Trinidad.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825
Tél. direct (403) 509 7500
Téléc. direct (403) 781 1825

Rapport des vérificateurs

Aux administrateurs de Trinidad Energy Services Income Trust (auparavant Trinidad Drilling Ltd.)

Nous avons vérifié les bilans consolidés de Trinidad Energy Services Income Trust (auparavant Trinidad Drilling Ltd.) (la « fiducie ») aux 31 décembre 2002 et 2001 ainsi que les états consolidés des résultats et bénéfices non répartis et des flux de trésorerie de chacun des exercices de la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces états financiers consolidés incombe à la direction de la fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la fiducie aux 31 décembre 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices de la période de trois ans terminée le 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés
Calgary (Alberta)
Le 7 février 2003 (le 1er avril 2003 pour la note 14)

TRINIDAD
Energy Services Income Trust

BILANS CONSOLIDÉS

Aux 31 décembre	2002	2001
	$	$
Actif		
Actif à court terme		
Encaisse	**570 706**	624 981
Débiteurs	**7 893 516**	4 396 334
Stocks	**525 652**	412 745
Frais payés d'avance	**128 021**	65 015
	9 117 895	5 499 075
Immobilisations (note 5)	**37 955 033**	38 658 044
Frais de financement reportés (note 4)	**1 102 000**	-
	48 174 928	44 157 119
Passif		
Passif à court terme		
Facilité de crédit d'exploitation (note 6)	**4 178 548**	1 504 969
Créditeurs	**3 026 386**	1 171 647
Partie de la dette à long terme échéant à moins de un an (note 7)	**54 947**	3 897 354
	7 259 881	6 573 970
Dette à long terme (note 7)	**13 832 610**	12 358 615
Impôts futurs (note 8)	**3 162 004**	2 838 826
	24 254 495	21 771 411
Avoir des porteurs de parts		
Capital-actions (note 9)	**-**	18 040 370
Capital des porteurs de parts (note 9)	**18 874 467**	-
Bénéfices non répartis	**5 045 966**	4 345 338
	23 920 433	22 385 708
	48 174 928	44 157 119

(signé) « Michael E. Heier »
Michael E. Heier,
administrateur

(signé) « Kevin Bennett »
Kevin Bennett,
administrateur

RÉSULTATS ET BÉNÉFICES NON RÉPARTIS CONSOLIDÉS

	Exercice terminé le 31 décembre 2002	Exercice terminé le 31 décembre 2001
	$	$
Produits		
Produits d'exploitation	**27 489 477**	27 207 114
Charges	**18 945 153**	18 379 683
Charges d'exploitation	**2 896 250**	2 285 567
Frais généraux et administratifs	**21 841 403**	20 665 250
	5 648 074	6 541 864
Épuisement et amortissement	**2 157 604**	1 851 780
Intérêts débiteurs	**978 939**	1 241 312
Bénéfice avant impôts et frais de restructuration	**2 511 531**	3 448 772
Frais de restructuration (note 2)	**(818 179)**	-
Impôts sur les bénéfices (note 8)		
Impôts exigibles	**(115 225)**	(134 742)
Impôts futurs	**(647 341)**	(1 323 247)
Impôts futurs – Frais de restructuration	**324 162**	-
Bénéfice net	**1 254 948**	1 990 783
Bénéfices non répartis au début de l'exercice	**4 345 338**	2 354 555
Distributions au cours de l'exercice	**(554 320)**	-
Bénéfices non répartis à la fin de l'exercice	**5 045 966**	4 345 338
Bénéfice (perte) par part		
De base	**0,12**	0,20
Dilué	**0,12**	0,20

FLUX DE TRÉSORERIE CONSOLIDÉS

	Exercice terminé le 31 décembre 2002	Exercice terminé le 31 décembre 2001
	$	$
Flux de trésorerie liés aux		
Activités d'exploitation		
Bénéfice net de l'exercice	**1 254 948**	1 990 783
Éléments sans incidence sur la trésorerie		
Épuisement et amortissement	**2 157 604**	1 851 780
Impôts futurs	**323 179**	1 323 247
Frais de restructuration	**818 179**	-
Marge brute d'autofinancement	**4 553 910**	5 165 810
Variation nette des éléments hors caisse du fonds de roulement (note 12)	**(1 818 356)**	(1 168 420)
Frais de restructuration (note 2)	**(418 179)**	-
	2 317 375	3 997 390
Activités d'investissement		
Augmentation des immobilisations	**(1 397 495)**	(11 665 372)
Augmentation (diminution) des créditeurs pour immobilisations	**-**	(1 718 155)
	(1 397 495)	(13 383 527)
Activités de financement		
Prélèvements sur la facilité de crédit d'exploitation	**2 673 579**	389 976
Produit de la dette à long terme	**-**	18 467 000
Remboursement de la dette à long terme	**(2 368 412)**	(10 385 801)
Émission d'actions à la levée d'options	**34 097**	62 052
Emprunt au moyen de billets (note 2)	**(759 099)**	
Distribution aux porteurs de parts	**(554 320)**	-
	(974 155)	8 533 227
Augmentation (diminution) de l'encaisse au cours de l'exercice	**(54 275)**	(852 910)
Encaisse au début de l'exercice	**624 981**	1 477 891
Encaisse à la fin de l'exercice	**570 706**	624 981

Marge brute d'autofinancement par part (note 12)

Renseignements supplémentaires (note 13)

* L'encaisse englobe les espèces et les placements à court terme très liquides.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

1. Nature des activités

Trinidad Energy Services Income Trust (la « fiducie ») est une fiducie d'investissement à capital variable non constituée en société établie en vertu de la *Business Corporations Act* (Alberta).

2. Organisation et frais de restructuration

La fiducie a été établie au moyen d'un arrangement (l'« arrangement ») en vertu de la *Business Corporations Act* (Alberta). L'arrangement a été conclu le 8 août 2002 entre la fiducie, Trinidad Drilling Ltd. et Trinidad Acquisition Corp., filiale en propriété exclusive de la fiducie. L'arrangement visait l'échange de titres de Trinidad Drilling Ltd. à raison d'une action pour une part. L'arrangement est entré en vigueur le 17 septembre 2002.

Les frais de 818 179 $ liés à la restructuration du capital-actions en parts ont été imputés aux résultats. De ce montant, une tranche de 418 179 $ a été versée en espèces, le solde de 400 000 $ correspondant à la valeur attribuée à la part émise pour compléter l'arrangement. En outre, des frais de financement par emprunt de 1 159 099 $ ont été capitalisés, soit une tranche de 759 099 $ au titre de la composante en espèces et une tranche de 400 000 $ correspondant à la valeur attribuée aux parts émises pour compléter le financement par emprunt. Les frais de restructuration ont été payés au moyen d'une contrepartie en espèces de 1 177 278 $ et l'émission de 500 000 parts à 1,60 $ la part. Les frais de restructuration sont décrits plus en détail à la note 4.

Mode de présentation

Bien que la fiducie n'ait commencé ses activités que le 18 septembre 2002, les présents états financiers ont été préparés selon la méthode de la continuité des intérêts communs, comme si Trinidad avait toujours été une fiducie. Cette méthode de comptabilisation vise à fournir aux porteurs de parts une information financière utile. Par conséquent, certains chiffres comparatifs sont directement tirés des états financiers de Trinidad Drilling Ltd., tandis que les résultats d'exploitation comprennent les résultats de Trinidad Drilling Ltd. pour la période du 1er janvier 2002 au 17 septembre 2002 et les résultats de la fiducie pour la période du 18 septembre 2002 au 31 décembre 2002.

3. Principales conventions comptables

a) Utilisation d'estimations

La préparation d'états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et des hypothèses ayant une incidence sur les montants de l'actif et du passif, sur la présentation des actifs et des passifs éventuels et sur les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

b) Constatation des produits

Les produits découlant de contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

c) Stocks

Les stocks de pièces de rechange et de tubulaires sont comptabilisés au coût ou à la valeur de remplacement, selon le moins élevé des deux. Le coût est établi selon la méthode du coût distinct.

d) Immobilisations

Les immobilisations sont inscrites au coût. La politique d'amortissement de la fiducie vise à amortir les appareils de forage selon le nombre de jours de forage, selon la méthode de l'amortissement proportionnel à l'utilisation. Le recours à cette méthode d'amortissement des appareils de forage est courant dans le secteur du forage, car, ainsi, l'amortissement est idéalement apparié à la vie utile du matériel. Cependant, les plateformes de maintenance sont amorties selon la méthode de l'amortissement linéaire sur une période de 15 ans, car leur utilisation est relativement constante. La fiducie est d'avis que le recours à la méthode de l'amortissement linéaire sur une période de 15 ans est approprié. Les tiges et colliers de forage sont amortis selon la méthode de l'amortissement proportionnel à l'utilisation sur un total de 1 300 jours de forage (aucune valeur de récupération). Le mobilier de bureau et le matériel d'atelier sont amortis selon la méthode de l'amortissement linéaire sur une période de cinq ans. Le matériel roulant est amorti selon la méthode de l'amortissement linéaire sur une période de quatre ans (valeur de récupération estimative de 10 %).

e) Instruments financiers
Les actifs et les passifs financiers de la fiducie se composent de l'encaisse et des dépôts à court terme, des débiteurs, des créditeurs, de la facilité de crédit d'exploitation et de la dette à long terme. Selon la direction, la fiducie n'est pas exposée à des risques d'intérêt, de change ou de crédit importants exception faite du risque lié à la dette et à la facilité de crédit d'exploitation, dont le coût varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 110 000 $ après impôts sur les bénéfices). Sauf indication contraire, la juste valeur de ces actifs et ces passifs financiers correspond approximativement à leur valeur comptable.

f) Données par part
Les chiffres du résultat par part et de la marge brute d'autofinancement par part sont calculés selon le nombre moyen pondéré de parts en circulation au cours de l'exercice. Les chiffres dilués sont calculés selon la méthode du rachat des parts, conformément aux principes comptables généralement reconnus du Canada.

g) Régime d'options sur parts
Le régime d'options sur parts de la fiducie est décrit à la note 9. Aucune charge de rémunération n'est constatée pour ce régime lorsque des options sur parts sont émises. Toute contrepartie reçue à la levée des options sur parts est portée au crédit de l'avoir des porteurs de parts.

h) Impôts sur les bénéfices
Conformément à la norme de l'Institut Canadien des Comptables Agréés, la fiducie utilise la méthode du report d'impôts variables pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs d'impôts futurs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant aux états financiers et leur valeur fiscale, selon les taux d'imposition pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

i) Frais de financement reportés
Les frais liés à l'obtention du financement sont capitalisés et amortis selon la méthode de l'amortissement linéaire sur une période de cinq ans. L'amortissement est inclus dans la dotation à l'épuisement et à l'amortissement.

4. Frais de financement reportés

	Coût	Amortissement cumulé	Valeur comptable nette
·rais de financement reportés	1 159 099 $	57 099 $	1 102 000 $

5. Immobilisations

	Coût $	Amortissement cumulé $	**Valeur comptable nette 2002** **$**	Valeur comptable nette 2001 $
Appareils et matériel de forage	42 546 352	5 557 372	**36 988 980**	38 185 545
Matériel roulant et autre matériel	1 314 321	348 268	**966 053**	472 499
	43 860 673	5 905 640	**37 955 033**	38 658 044

6. Facilité de crédit d'exploitation

La fiducie dispose d'une facilité de crédit d'exploitation remboursable à vue s'établissant à 5 500 000 $ ou 75 % des débiteurs si ce montant est inférieur. Cette facilité est remboursable sur demande et porte intérêt au taux préférentiel majoré de 1 % par année (au 31 décembre 2002, le taux préférentiel s'établissait à 4,5 %). Les prélèvements sont effectués sur la base des comptes clients et la facilité est garantie par une charge grevant les débiteurs.

7. Dette à long terme

	2002	2001
	$	$
G.E. Capital a)	13 678 312	-
Emprunt à G.M.A.C. b)	122 598	-
Crédit Ford c)	86 647	-
Emprunt à terme pour immobilisations	-	380 754
Estevan Credit Union	-	8 166 663
Emprunt renouvelable pour immobilisations – Emprunt à terme à G.E. Capital	-	7 708 552
	13 887 557	16 255 969
Moins : Partie échéant à moins de un an	(54 947)	(3 897 354)
	13 832 610	12 358 615

a) Au cours de l'exercice 2002, la fiducie a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 30,0 millions de dollars détenue par G.E. Capital. En vertu de cette facilité, les versements d'intérêts mensuels sont calculés en fonction du taux des acceptations bancaires d'un mois majoré de 3,95 %. Cette facilité est renouvelable annuellement dans la mesure où la fiducie continue de respecter les clauses restrictives standard. Si la facilité n'est pas renouvelée, le solde devra être remboursé sur une période de 48 mois. La facilité est garantie par un contrat de garantie générale visant la totalité des actifs de la fiducie.

b) L'emprunt à G.M.A.C. est remboursable sur une période de 36 mois et porte intérêt au taux de 2,9 %.

c) L'emprunt à Crédit Ford est remboursable sur une période de 48 mois et porte intérêt au taux de 6,9 %.

8. Impôts sur les bénéfices

Le montant réel des impôts sur les bénéfices diffère du montant calculé par l'application du taux d'imposition combiné fédéral et provincial de 39,24 % (41,12 % au 31 décembre 2001) aux bénéfices imposables futurs, comme suit :

	2002	2001
	$	$
Bénéfice net avant impôts et après frais de restructuration de la fiducie	1 693 352	3 448 772
Charge d'impôts au taux réglementaire	664 471	1 452 623
Réduction d'impôts découlant de la distribution des bénéfices de la fiducie	(254 016)	
Incidence d'un changement visant le taux d'imposition prévu	(87 276)	(129 376)
Excédent de l'impôt des grandes sociétés sur la surtaxe	115 225	134 742
Total de la charge d'impôts	438 404	1 457 989

Le passif d'impôts futurs figurant au bilan de la fiducie se compose des écarts temporaires suivants :

	2002	2001
	$	$
Excédent de la valeur comptable nette sur la fraction non amortie du coût en capital des actifs	3 265 362	3 120 182
Avantage fiscal lié aux frais de financement	(103 358)	(281 356)
Passif d'impôts futurs	3 162 004	2 838 826

9. Avoir des porteurs de parts

Autorisé
Un nombre illimité de parts participatives comportant droit de vote

Actions émises et en circulation

	2002		2001	
	Nombre d'actions	**Montant $**	Nombre d'actions	Montant $
Actions ordinaires – Solde d'ouverture	10 035 849	18 040 370	9 994 839	17 978 318
Actions ordinaires émises en vertu du plan d'arrangement	500 000	800 000	-	-
Actions ordinaires émises à la levée d'options	22 625	34 097	41 010	62 052
Actions ordinaires émises à la conversion de bons de souscription	-	-	-	-
Conversion en parts le 17 septembre 2002	(10 558 474)	(18 874 467)	-	-
Actions ordinaires au 31 décembre 2002	-	-	10 035 849	18 040 370

	Nombre de parts	**Montant $**	Nombre de parts	Montant $
Parts émises et en circulation				
Parts émises à la conversion	10 558 474	18 874 467	-	-
Parts émises à la conversion des options	-	-	-	-
Total de l'avoir des porteurs de parts	**10 558 474**	**18 874 467**	-	-

	2002	2001
Nombre moyen pondéré de parts en circulation durant l'exercice terminé le 31 décembre	10 189 113	10 022 981
Nombre dilué de parts	10 210 214	10 022 981

Le 18 décembre 2002, une distribution de 0,0225 $ par part a été déclarée pour versement en janvier 2003.

Régime d'options sur parts

Le régime d'options sur parts de la fiducie aide les administrateurs, les dirigeants, les salariés et les conseillers de la fiducie et des membres du groupe à participer à la croissance et à l'essor de la fiducie.

Sous réserve des dispositions spécifiques du régime d'options sur parts, les conditions d'admissibilité et d'attribution, les caractéristiques des options et le nombre d'options sont établis par le conseil d'administration au moment de l'attribution. Les droits liés à toutes les options émises avant le premier appel public à l'épargne (« PAPE ») de Trinidad Drilling Ltd. sont immédiatement acquis et les options peuvent être levées au cours de la période commençant à la date de l'attribution et se terminant trois ans après la réalisation du PAPE à un prix qui ne peut être inférieur au plus récent prix d'émission par action ordinaire (part) pour une émission d'actions ordinaires (de parts) de trésorerie avant la date d'attribution des options. Les droits liés à toutes les options émises après le PAPE sont acquis uniformément sur une période de trois ans à compter de la date de l'attribution (sauf si le conseil d'administration en décide autrement au moment de l'attribution) et les options peuvent être levées au cours de la période de cinq ans commençant à la date de l'attribution à un prix ne pouvant être supérieur au cours de clôture des actions ordinaires (parts) sur une bourse canadienne à la date précédant immédiatement la date de l'attribution, ni inférieur au prix permis par la loi sur les valeurs mobilières applicable.

Le tableau ci-après donne le détail des options sur parts qui ont été attribuées depuis l'adoption du régime d'options sur parts et qui sont toujours en cours :

	2002		2001	
	Nombre d'options	**Prix de levée moyen pondéré**	Nombre d'options	Prix de levée moyen pondéré
En cours à l'ouverture de la période	**740 927**	**1,97**	450 000	1,75
Attribuées au cours de la période	**172 000**	**1,58**	406 050	2,25
Levées au cours de la période	**(22 625)**	**1,51**	(41 010)	1,59
Rendues au cours de la période			(74 113)	
En cours à la clôture de la période	**890 302**	**1,91**	740 927	1,97

	Options en cours		Options pouvant être levées	
Date d'attribution	**Options en cours**	**Prix de levée moyen pondéré**	Options pouvant être levées	Prix de levée moyen pondéré
23 juillet 1999	**174 328**	**1,50**	174 328	1,50
12 avril 2000	**139 924**	**2,15**	139 924	2,15
4 mai 2001	**406 050**	**2,25**	304 538	2,25
24 mai 2002	**170 000**	**1,58**	55 333	1,58
Total	**890 302**	**1,98**	674 123	2,01

Conformément aux conditions du régime d'options sur parts de la fiducie, les droits liés aux options levées avant le PAPE qui ont été attribuées le 23 juillet 1999 et le 12 avril 2000 sont devenus acquis à la date de l'attribution et les options peuvent être levées au cours de la période commençant à la date de l'attribution et se terminant trois ans après la date de réalisation du PAPE, soit le 11 octobre 2000. Les droits à 50 % des options attribuées en 2001 sont devenus acquis immédiatement, le reste étant acquis sur deux ans à raison de 25 % par an à la date d'anniversaire de l'attribution. Les droits à 33 1/3 % des options attribuées en 2002 sont acquis immédiatement, le reste étant acquis sur deux ans à raison de 33 1/3 % par an à la date d'anniversaire de l'attribution.

Le 24 mai 2002, la fiducie a émis 172 000 options en vertu du régime d'options sur parts des employés à un prix de levée de 1,58 $. La fiducie n'a constaté aucune charge au titre de la rémunération à l'égard de ces options. Selon le modèle d'évaluation de Black et Scholes, la juste valeur estimative des options totalise approximativement 120 000 $. Si la fiducie comptabilisait la rémunération à base d'actions selon la méthode de la juste valeur, la juste valeur estimative de 120 000 $ serait amortie à titre de charge de rémunération supplémentaire sur la période d'acquisition des droits liés aux options. L'application pro forma de cette méthode pour l'exercice terminé le 31 décembre 2002 aurait entraîné une diminution de 23 000 $ du bénéfice net. Il n'y aurait eu aucune incidence sur le résultat par part de base et dilué.

Pour estimer la juste valeur de ces options, la fiducie a posé les hypothèses suivantes : taux d'intérêt de 4,5 %, durée jusqu'à l'échéance de cinq ans, volatilité du prix des parts de la fiducie établie en fonction du cours mensuel de clôture de l'action/la part depuis le PAPE de Trinidad Drilling Ltd.

10. Obligations découlant des contrats de location

La fiducie a conclu plusieurs contrats de location-exploitation visant des bâtiments et du matériel. Les obligations au titre des contrats de location pour les cinq prochains exercices s'établissent comme suit :

	2002	2001
	$	$
2002	314 591	350 046
2003	312 461	304 066
2004	306 071	282 905
2005	306 071	282 905
2006	306 071	282 905

11. Opérations entre apparentés

La fiducie conclut des opérations commerciales avec des parties qui lui sont apparentées du fait qu'elles ont en commun avec elle des actionnaires ou des porteurs de parts et des administrateurs. La fiducie conclut des opérations d'investissement et d'exploitation avec ces parties. Selon la direction, ces opérations sont conclues aux prix du marché en vigueur et sont réglées selon les conditions de commerce normales. Voici un sommaire des soldes et des opérations visant des apparentés :

	2002	2001
	$	$
Débiteurs	**-**	305 958
Créditeurs	**1558**	7 671
Produits	**126 006**	955 446
Charges	**152 698**	426 820

12. Marge brute d'autofinancement par part

	2002	2001
	$	$
De base	**0,45**	0,51
Diluée	**0,45**	0,51

13. Renseignements supplémentaires

Variation des éléments hors caisse du fonds de roulement

	2002	2001
	$	$
Débiteurs	**(3 497 182)**	(316 179)
Stocks	**(112 907)**	(167 288)
Frais payés d'avance	**(63 006)**	6 650
Créditeurs	**1 854 739**	(691 603)
	(1 818 356)	(1 168 420)

Opérations au comptant

	2002	2001
	$	$
Impôts payés	**125 225**	81 488
Intérêts payés	**978 939**	1 234 069

Ces montants représentent des sorties de fonds réelles faites au cours des périodes indiquées et ne correspondent pas aux montants figurant aux états financiers en raison des comptes de régularisation.

14. Événements postérieurs à la date du bilan

Le 24 février 2003, la fiducie a annoncé qu'elle avait conclu, par l'intermédiaire de Trinidad Drilling Ltd., sa filiale en propriété exclusive, une entente exclusive en vue de l'achat des actifs de Saturn Drilling Inc. (« Saturn »). Les actifs de Saturn comprennent deux appareils de forage doubles (d'une capacité de 3 000 mètres de profondeur) et un appareil de forage triple (d'une capacité de 3 500 mètres de profondeur). L'acquisition vise également les tiges de forage, les pièces de rechange et divers éléments de stock liés aux appareils de forage. Le prix d'achat de ces actifs s'établit à 17,5 millions de dollars, moins les redressements apportés après la conclusion de l'opération, soit un prix d'achat net d'approximativement 16,6 millions de dollars pour Trinidad. L'entente est assujettie aux conditions habituelles et est conditionnelle à la réussite de l'émission de parts décrite ci-après. L'acquisition est financée au moyen d'un prélèvement d'approximativement 6,8 millions de dollars sur la facilité de crédit existante (se reporter à la note 8) et de l'émission d'approximativement 10,7 millions de nouvelles parts. La fiducie a conclu avec un syndicat de placement dirigé par Raymond James Ltd. (le placeur principal) une entente visant le placement par prospectus de parts entièrement commercialisées afin de mobiliser quelque 12,0 millions de dollars de nouveaux capitaux requis pour mener à terme l'acquisition de Saturn. Le placement et l'acquisition sont prévus pour la fin de mars ou le début d'avril 2003.







AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

DÉCISION N° : 2004-MC-0604

NUMÉRO DE PROJET SÉDAR: 615446

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Trinidad Energy Services Income Trust

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 23 février 2003.

L'Agence nationale d'encadrement du secteur financier,

Le 23 février 2004
Date du visa

(s) Stéphanie Lachance
Stéphanie Lachance
La chef du Service du financement des sociétés

/sv

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

February 19, 2004

Trinidad Energy Services Income Trust
Trinidad Drilling Ltd.
1810, 540-5th Avenue S.W.
Calgary, AB T2P 0M2

Dear Sirs:

Re: Offering of Trust Units of Trinidad Energy Services Income Trust

Raymond James Ltd., CIBC World Markets Inc., Haywood Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "Underwriters") understand that Trinidad Energy Services Income Trust (the "Trust") proposes to issue and sell 3,846,154 Trust Units (as hereinafter defined) (the "Base Units") of the Trust. The Underwriters further understand that the Trust will use the proceeds from this offering to partially fund the Arrow Acquisition (as hereinafter defined) by Trinidad Drilling Ltd. ("Trinidad Drilling"), a wholly owned subsidiary of the Trust.

Subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Base Units at a purchase price of $7.80 per Trust Unit. The Trust also agrees to sell to the Underwriters, and the Underwriters will have the option (the "Underwriters' Option") to purchase from the Trust, up to an additional 250,000 Trust Units (the "Option Units"), in the same respective percentages hereinafter set forth at a purchase price of $7.80 per Trust Unit. The Underwriters will, to the extent the Underwriters' Option is exercised, be severally and not jointly obligated to purchase the Option Units in the same respective percentages as for the Base Units. The Underwriter's Option may be exercised, in whole or in part, upon written notice to the Trust by the Lead Underwriter (as hereinafter defined) on behalf of the Underwriters at any time prior to 9:00 a.m. (Calgary time) on the day next preceding the Closing Date (as hereinafter defined). The notice shall specify the number of Option Units to be purchased. The closing of the purchase and sale of any Option Units will occur at the Closing Time (as hereinafter defined). The Base Units and the Option Units are collectively referred to as the "Offered Units".

If the conditions to be satisfied by Closing Time (as hereinafter defined) are not met or waived as herein contemplated, all subscription funds deposited pursuant to the offering shall be returned to the Subscribers (as hereinafter defined) without interest or deduction.

The Trust shall pay or cause to be paid to the Underwriters, at the Closing Time, a fee of $0.39 per Offered Unit, such amount being 5% of the purchase price of each Offered Unit, in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement among the Trust, Trinidad Drilling and the Underwriters:

1. **Definitions and Interpretation**

1.1 In this Agreement, unless the context otherwise requires:

(a) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions mean and refer to, respectively, the agreement among the Trust, Trinidad Drilling and the Underwriters resulting from the acceptance by the Trust and Trinidad Drilling of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

(b) "**Arrow**" means Arrow Drilling Inc.;

(c) "**Arrow Auditors**" means Ernst & Young LLP as auditors of Arrow;

(d) "**Arrow's Financial Information**" means, collectively, the audited financial statements of Arrow as at and for the years ended June 30, 2003, 2002 and 2001 and the unaudited financial statements of Arrow as at and for the six month periods ended December 31, 2003 and December 31, 2002;

(e) "**Arrow Purchase Agreement**" means the asset purchase agreement dated as of February 19, 2004 between Trinidad Drilling and Arrow;

(f) "**ASC**" means the Alberta Securities Commission;

(g) "**Bear**" means Bear Drilling Ltd.;

(h) "**Bear's Auditors**" means Kingston Ross Pasnak LLP as auditors of Bear;

(i) "**Bear's Financial Information**" means collectively, the audited financial statements of Bear as at and for the years ended April 30, 2001, 2002 and 2003;

(j) "**Business Day**" means any day of the year other than a Saturday or Sunday, on which banks are open for business in Calgary, Alberta;

(k) "**Claim**" has the meaning ascribed thereto in section 10.2;

(l) "**Closing Date**" means March 15, 2004 or such other date as the parties hereto may agree but in any event not later than March 28, 2004;

(m) "**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on such date as the parties hereto may mutually agree;

(n) "**Credit Agreement**" means, collectively, (i) the loan agreement dated effective December 24, 2002 between Trinidad Drilling, as borrower, and GE Capital

Equipment Financing Inc., as lender, as amended July 15, 2003 and as further amended February 20, 2004 and (ii) the operating credit facility dated effective October 15, 2003 between Trinidad Drilling, as borrower, and The Toronto-Dominion Bank, as lender;

(o) "**Distribution**" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Provinces, and "distribute" has a corresponding meaning;

(p) "**Exchange**" means the Toronto Stock Exchange;

(q) "**Exchangeable Shares**" means the exchangeable shares of Trinidad to be issued in connection with the Arrow Acquisition and which are to be qualified for distribution pursuant to the Prospectus;

(r) "**Exchangeable Share Agreements**" means, collectively, the voting and exchange trust agreement and the support agreement to be entered into at the Closing Time among the Trust, Trinidad, a newly formed wholly owned subsidiary of Trinidad and Valiant Trust Company and a shareholder agreement to be entered into at the Closing Time among Trinidad and the holders of Exchangeable Shares;

(s) "**Financial Information**" has the meaning ascribed thereto in section 3.1(c)(i);

(t) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Provinces;

(u) "**Indemnified Parties**" has the meaning ascribed thereto in section 10.1;

(v) "**Indemnitors**" has the meaning ascribed thereto in section 10.1;

(w) "**Lead Underwriter**" means Raymond James Ltd.;

(x) "**material change**" means any change in respect of the Trust, Trinidad Drilling or their respective ownership or capital or the respective assets of the Trust or Trinidad Drilling that would reasonably be expected to have a significant effect on the market price or value of any of the Trust Units and includes a decision by Trinidad Drilling to implement such a change made by the board of directors of Trinidad Drilling;

(y) "**material fact**" means, in relation solely to the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, a fact that affects or would reasonably be expected to have an effect on the market price or value of the Offered Units;

(z) "**misrepresentation**" means, with respect to circumstances in which the Securities Laws of a particular Province are applicable, a misrepresentation as defined under the Securities Laws of that Province and, if not so defined, or in

circumstances in which no particular Provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Alberta);

(aa) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(bb) "**Note Indenture**" means the amended and restated note indenture providing for the issuance of the Notes dated September 17, 2002 and made between Trinidad Drilling and Valiant Trust Company as amended and restated by a first supplemental note indenture dated April 10, 2003, a second supplemental note indenture dated July 15, 2003 and a third supplemental note indenture dated November 19, 2003;

(cc) "**Notes**" means the unsecured subordinated notes of Trinidad Drilling;

(dd) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued for each of the Provinces;

(ee) "**Preliminary Prospectus**" means the preliminary short form prospectus to be dated February 23, 2004 of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(ff) "**Prospectus**" means the (final) short form prospectus of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(gg) "**Prospectus Amendment**" means any amendment to the Prospectus, other than merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(hh) "**Prospectuses**" means the Preliminary Prospectus and the Prospectus;

(ii) "**Provinces**" means each of the provinces of Canada;

(jj) "**Saturn**" means Saturn Drilling Ltd.;

(kk) "**Saturn Auditors**" means PricewaterhouseCoopers LLP as auditors of Saturn;

(ll) "**Saturn's Financial Information**" means, collectively, the audited financial statements of Saturn as at and for the year ended May 30, 2002 and the unaudited financial statements of Saturn as at and for the nine month periods ended February 28, 2003 and 2002;

(mm) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Provinces;

(nn) "**Securities Laws**" means, collectively, all applicable securities laws of each of the Provinces and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions in the Provinces;

(oo) "**Selling Firms**" has the meaning ascribed thereto in section 9.1;

(pp) "**Subsequent Disclosure Documents**" means any financial statements, information circulars, annual information forms, material change reports or other documents issued by the Trust after the date of this Agreement which are filed with any Securities Commission in compliance or intended compliance with applicable Securities Laws;

(qq) "**to the best of the knowledge, information and belief of**" means (unless otherwise expressly stated) a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;

(rr) "**Trinidad Drilling**" means Trinidad Drilling Ltd.;

(ss) "**Trust's Auditors**" means PricewaterhouseCoopers LLP as auditors of the Trust;

(tt) "**Trust Financial Information**" means, collectively, the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2002 and 2001 and the interim unaudited comparative consolidated financial statements of the Trust as at and for the three and nine month periods ended September 30, 2003 and 2002;

(uu) "**Trust Indenture**" means the trust indenture dated August 1, 2002 between Trinidad Drilling and Valiant Trust Company, as the trustee;

(vv) "**Trust Units**" means the trust units of the Trust created, issued and certified under the Trust Indenture, representing fractional undivided interests in the Trust;

(ww) "**Trustee**" means Valiant Trust Company, the trustee of the Trust;

(xx) "**Underwriters' Information**" means, in respect of the Prospectus, any statements contained therein relating solely to and furnished by the Underwriters;

(yy) "**Underwriters' Fee**" means the fee to be paid to the Underwriters under this Agreement;

(zz) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(aaa) "**Unitholders**" means holders of Trust Units; and

(bbb) "**Wrap**" means the confidential information memorandum in respect of the distribution of Offered Units to certain investors in the United States.

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph, subparagraph or schedule shall refer to a section, paragraph, subparagraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. Filing of Prospectus

2.1 The Trust represents and warrants that it is qualified to file a short form prospectus for the distribution of the Offered Units pursuant to National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions.

The Trust shall:

(a) (i) not later than 5:00 p.m. on February 23, 2004, have prepared and filed the Preliminary Prospectus and other documents required under the Securities Laws with the Securities Commissions pursuant to the Mutual Review Reliance System and designated the ASC as the principal regulator;

(ii) obtained a preliminary MRRS Decision Document dated February 23, 2004 from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than March 8, 2004 (or such later date as may be agreed to in writing by the Trust, Trinidad Drilling and the Underwriters), have:

(i) prepared and filed the Prospectus and other documents required under the Securities Laws with the Securities Commissions; and

(ii) obtained a final MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Units for distribution or, in the

event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

2.2 Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Wrap) and to have reviewed any documents incorporated by reference therein.

2.3 During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Prospectus Amendment.

3. Delivery of Prospectus and Related Documents

3.1 The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of delivery to the Underwriters of the French language version of each of the Preliminary Prospectus and the Prospectus:

(i) opinions of counsel in Quebec addressed to the Trust and the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information regarding the Trust, Trinidad Drilling, Bear, Saturn or Arrow which are the subject of the opinion of the auditors referred to below (the "Financial Information"), as to which no opinion need be expressed by Quebec

counsel) are in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion of the Trust's Auditors (including in respect of the historical and financial information regarding Bear) and, in respect of the historical financial statements and financial information regarding Saturn and Arrow, the Saturn Auditors and the Arrow Auditors, respectively, addressed to the Fund and the Underwriters, and their respective counsel, and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version of the Financial Information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English language versions thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein.

(d) as soon as they are available, copies of the Wrap; and

(e) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the Trust's Auditors, Bear's Auditors, Saturn's Auditors and Arrow's Auditors dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws.

3.2 Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any filed Prospectus Amendment and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

3.3 The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute on the part of the Trust and Trinidad Drilling a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that:

(a) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus or Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be:

(i) are at the respective dates of such documents, true and correct in all material respects;

(ii) contain no misrepresentation; and

(iii) constitute full, true and plain disclosure of all material facts relating to the Trust, Trinidad Drilling, the Offered Units and the Exchangeable Shares;

(b) no material information has been omitted from the Preliminary Prospectus or Prospectus, as the case may be, which is required to be stated therein or is necessary to make the statements on information contained therein not misleading in light of circumstances in which they were made;

(c) the Preliminary Prospectus and Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the applicable Securities Laws of the Provinces, including without limitation National Instrument 44-101; and

(d) there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus and the Prospectus to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust or Trinidad Drilling.

Such delivery shall also constitute the Trust's consent to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the provisions of this Agreement (and in the United States as contemplated herein).

4. Commercial Copies of Prospectus

4.1 The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event not later than the close of business on the Business Day following the date of the filing of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as the case may be, with the Securities Commissions, at offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus, the Prospectus (and the Wrap as may be required) and any Prospectus Amendment previously specified by the Underwriters in writing to the Trust.

4.2 The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Prospectuses, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5. Material Changes

5.1 During the period of distribution of the Offered Units, the Trust and Trinidad Drilling shall promptly notify the Lead Underwriter in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened, financial or otherwise) in or affecting the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust or Trinidad Drilling or the control of Trinidad Drilling;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment; or

(c) the occurrence of any other fact or event;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Offered Units. The Trust and Trinidad Drilling shall in good faith discuss with the Lead Underwriter any change or occurrence (actual or proposed within the knowledge of the Trust or Trinidad Drilling) which is of such a nature that there is reasonable doubt whether notice need be given to the Lead Underwriter pursuant to this section 5.1 and, in any event, prior to making any filing referred to in section 5.3.

5.2 During the period of distribution of the Offered Units, Trinidad Drilling shall promptly inform the Lead Underwriter of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus or the Prospectus or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus or the distribution of the Offered Units.

5.3 Trinidad Drilling shall cause the Trust to promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters and their counsel, with all applicable filing and other requirements under the Securities Laws arising as a

result of any change referred to in section 5.1 above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that Trinidad Drilling shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment and each Subsequent Disclosure Document as filed with the Securities Commissions, and of opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in section 3.1 above.

5.4 The delivery by the Trust to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute on the part of the Trust and Trinidad Drilling, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in sections 3.2(a) and (b) above. Such delivery shall also constitute the Trust's consent to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the terms of this Agreement (and in the United States as contemplated herein).

5.5 During the period of distribution of the Offered Units, the Trust insofar as it is reasonably able to do so will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

6. Representations, Warranties and Covenants of the Trust and Trinidad Drilling

6.1 Each of the Trust and Trinidad Drilling, jointly and severally, represents, warrants and covenants to and with the Underwriters that:

(a) the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta, and has all requisite power and authority to issue the Offered Units as provided for herein and to enter into and deliver this Agreement and the Exchangeable Share Agreements and to perform its obligations hereunder and thereunder;

(b) Trinidad Drilling has been duly amalgamated and organized and is validly subsisting under the laws of the Province of Alberta, and has, or in the case of the Exchangeable Share Agreements will have prior to the Closing Time, all requisite

corporate power and authority to carry on its business as now conducted by it, to own, hold and operate its assets and to enter into and deliver this Agreement, the Arrow Purchase Agreement and the Exchangeable Share Agreements and to perform its obligations hereunder and thereunder;

(c) Trinidad Drilling has the authority to enter into this Agreement on behalf of the Trust and to execute and deliver, on behalf of the Trust, all other necessary documents in connection with the offering of the Offered Units and this Agreement;

(d) each of the Trust and Trinidad Drilling has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules, including, without limitation, all environmental laws, regulations and rules, of each jurisdiction in which its business is carried on (except to the extent that the failure to so comply would not have a material adverse effect on the Trust or Trinidad Drilling) and holds and maintains in good standing all necessary licences, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, hold or operate its assets, except where the failure to obtain any licence, permit, authorization or other approval would not have a material adverse effect on the Trust or Trinidad Drilling;

(e) the Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act") and the Trust and Trinidad Drilling have conducted and will conduct their affairs so as to enable the Trust to continue to qualify as a mutual fund trust under the Tax Act, including (in the case of the Trust) by limiting its activities to investing the property of the Trust in common shares of Trinidad Drilling, the Notes and other property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(f) Trinidad Drilling will not carry on business or undertake any activity except as permitted under its articles of amalgamation, as from time to time in effect;

(g) the Offered Units sold pursuant to this Agreement will, at the Closing Time, be duly and validly issued as fully paid and non-assessable Trust Units;

(h) each of the Trust and Trinidad Drilling has the necessary trust or corporate power and authority to execute and deliver the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and all necessary trust or corporate action has been, or will at the appropriate time be, taken by each of the Trust and Trinidad Drilling to authorize the execution and delivery by it of such documents and the filing thereof, as the case may be, in each of the Provinces under the Securities Laws;

(i) each of the Trust and Trinidad Drilling has the necessary trust or corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby (other than in

respect of those transactions related to the Exchangeable Share Agreements, which power and authority of the Trust and Trinidad Drilling shall exist prior to the Closing Time) and by the Prospectus, and this Agreement has been duly authorized, executed and delivered by the Trust and Trinidad Drilling and constitutes a legal, valid and binding obligation of the Trust and Trinidad Drilling enforceable in accordance with its terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to section 8.1(e);

(j) the execution and delivery of this Agreement, the performance by the Trust and Trinidad Drilling of their obligations hereunder, the sale by the Trust at the Closing Time of the Base Units and any Option Units and the delivery of such Offered Units at the Closing Time do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (i) any statute, rule or regulation applicable to the Trust or Trinidad Drilling, (ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or Unitholders, as the case may be, of the Trust or Trinidad Drilling which are in effect at the date hereof, (iii) any terms, conditions or provisions of any indenture, agreement or instrument to which either the Trust or Trinidad Drilling is a party or by which it is contractually bound as at the date hereof or the Closing Date, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling, or (iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Trinidad Drilling or their assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling; and will not, other than as disclosed in writing to the Underwriters by the Trust, result in the creation or imposition of any lien, charge or encumbrance upon any assets of the Trust or Trinidad Drilling pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust or Trinidad Drilling is a party or by which it is bound or to which any of the assets of the Trust or Trinidad Drilling is subject;

(k) the Trust is authorized to issue an unlimited number of Trust Units of which 27,949,881 are issued and outstanding as at the date hereof and 4,492,658 are reserved for issuance as at the date hereof (not taking into account the Offered Units);

(l) Trinidad Drilling will, on or prior to the Closing Time, be authorized to issue the Exchangeable Shares;

(m) the Trust is the registered and beneficial holder of all of the issued and outstanding common shares and Notes issued by Trinidad Drilling free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus, the

Wrap and any Prospectus Amendment, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Trust or Trinidad Drilling all or any issued or unissued shares or other securities of Trinidad Drilling;

(n) no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase Trust Units except for an aggregate of 2,184,966 Trust Units issuable pursuant to Trinidad Drilling's stock option plan and trust unit rights incentive plan and up to 2,307,692 Trust Units issuable pursuant to the terms of the Exchangeable Shares;

(o) except such as shall have been made or obtained at or before the Closing Time under the applicable Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Trinidad Drilling of this Agreement, the Exchangeable Share Agreements, the sale of the Offered Units as contemplated herein, or the consummation by the Trust and Trinidad Drilling of the transactions contemplated herein;

(p) neither the Trust nor Trinidad Drilling is in violation of its constating documents or by-laws and each of the Trust and Trinidad Drilling is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its assets is subject, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling;

(q) to the best of the knowledge of the Trust and Trinidad Drilling, as at the date hereof, not more than 30% of the issued and outstanding Trust Units are beneficially owned by non-residents (as defined in the Tax Act);

(r) the Trust is a reporting issuer (or equivalent) under the securities laws of each of the Provinces of Canada, and is not in default of any material requirement of the Securities Laws or the rules of the Exchange;

(s) the books and records of the Trust and Trinidad Drilling made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Trust and Trinidad Drilling and contain copies of all meetings (or certified copies thereof) of the Unitholders, shareholders, the board of directors and all committees of the board of directors of such entities, as applicable, and there have been no other meetings, resolutions or proceedings of the Unitholders, shareholders, board of directors or any committee of the board of

directors, as the case may be, to the date of review of such records and books not reflected in such books and other records other than those which have been disclosed to the Underwriters;

(t) Trinidad Drilling has good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing is referred to as the "Interest") and its Interest is free and clear of adverse claims, except as disclosed in the Preliminary Prospectus, the Prospectus, the Wrap and any Prospectus Amendment or those arising in the ordinary course of business, which are not material in the aggregate;

(u) the Trust Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Trinidad Drilling as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Trinidad Drilling as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(v) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Bear Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Bear as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Bear as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(w) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Saturn Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Saturn as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Saturn as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(x) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Arrow Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Arrow as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Arrow as the dates thereof required to be

disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(y) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Trinidad Drilling, Bear, Saturn and Arrow and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(z) the information and statements as filed with the Securities Commissions as at the date hereof, as they relate to the Trust and Trinidad Drilling, are true, correct and complete in all material respects and do not contain any material misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to either the Trust or Trinidad Drilling which has not been disclosed to the Securities Commissions, and the Trust has not filed any confidential material change reports which continue to be confidential;

(aa) except as disclosed in the public record, subsequent to December 31, 2002:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital or control of the Trust or Trinidad Drilling; and

(ii) the Trust and Trinidad Drilling have carried on business in the ordinary course;

(bb) there are no actions, suits or proceedings, whether on behalf of or against the Trust or Trinidad Drilling pending or, to the knowledge of the Trust or Trinidad Drilling, threatened against or affecting the Trust or Trinidad Drilling at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign which in any way materially adversely affect the business and affairs of the Trust or Trinidad Drilling;

(cc) neither the Trust nor Trinidad Drilling has any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the assets of the Trust or Trinidad Drilling;

(dd) except as disclosed in the Trust Financial Information, neither the Trust nor Trinidad Drilling has any material contingent liabilities;

(ee) as at the date of this Agreement, no insider of the Trust has advised the Trust of their intention to sell any securities of the Trust;

(ff) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust and Trinidad Drilling, contemplated or threatened;

(gg) the Trust Units have the attributes as set forth in the Prospectus and the Exchangeable Shares have, in all material respects, the attributes as set forth in the Prospectus;

(hh) Trinidad Drilling is the only subsidiary of the Trust (other than the wholly owned subsidiary of the Trust to be formed as contemplated by the Exchangeable Share Agreements), and Trinidad Drilling has no subsidiaries;

(ii) with such exceptions as are not material to the Trust and Trinidad Drilling (taken as a whole), each of the Trust and Trinidad Drilling has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Trinidad Drilling and to the best of the knowledge, information and belief of the Trust and Trinidad Drilling there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Trinidad Drilling in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments by way of such authority other than as disclosed or provided for in the Trust Financial Information;

(jj) except to the extent that such non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or conditions of the Trust and Trinidad Drilling (taken as a whole), the Trust and Trinidad Drilling are in compliance with the terms and conditions of the Trust Indenture, the Credit Agreement, the Note Indenture and the Arrow Purchase Agreement and each of the Trust Indenture, Credit Agreement, Note Indenture and the Arrow Purchase Agreement is a legal, valid and binding obligation of the Trust and Trinidad Drilling, as applicable, enforceable in accordance with its terms;

(kk) subsequent to the filing of the Articles of Amendment for Trinidad Drilling in order to create the Exchangeable Shares and subsequent to the incorporation of

the new subsidiary of the Trust as contemplated by section 6.1(hh), the execution, delivery, performance of and compliance by Trinidad Drilling with the terms of the Arrow Purchase Agreement do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with any of the terms, conditions or provisions of Trinidad Drilling's or the Trust's (as applicable) articles, by-laws, or resolutions of its Unitholders, shareholders or directors (or any committee thereof), or the Declaration of Trust, any indenture, agreement or instrument to which Trinidad Drilling or the Trust is a party or by which Trinidad Drilling or the Trust is bound;

(ll) the Exchangeable Share Agreements will, when executed by the parties thereto at the Closing Time, constitute legal, valid and binding obligations of the Trust and Trinidad Drilling, as applicable and be enforceable against the Trust and Trinidad Drilling, as applicable in accordance with the terms thereof subject to the qualifications set forth in the opinion of counsel delivered pursuant to section 8.1(e);

(mm) the Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain a description of the Arrow Acquisition which will constitute full, true and plain disclosure of all material facts related thereto;

(nn) neither the Trust nor Trinidad Drilling has any reason to believe that the representations and warranties of Arrow in the Arrow Purchase Agreement are not true and correct as of the date hereof or that Arrow is in breach of any of its covenants in the Acquisition Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Trinidad Drilling or Arrow; and

(oo) the definitive form of certificates for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange.

6.2 The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders; provided that the Trust may: (a) pay on or about March 15, 2004 to Unitholders of record on February 29, 2004 a distribution of $0.045 per Trust Unit; and (b) declare and establish a record date for any subsequent distribution if that record date occurs after the Closing Time.

The Trust acknowledges that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the increased distribution of $0.055 per Trust Unit, the intention of which the Trust announced on February 19, 2004, to be payable on or about April 15, 2004 to Unitholders of record on March 31, 2004 be paid on the Offered Units sold prior to the Closing Date. The Trust and Trinidad Drilling agree that if for any reason the Closing Date occurs after March 31, 2004, the Trust and Trinidad Drilling shall, at the request of the Underwriters, reduce the purchase price for the Offered Units purchased hereunder by the

amount of such distribution and any other distributions that would have been payable in respect of such Offered Units if the Closing Date had occurred on or before March 31, 2004, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectus and in any other documents or arrangements may be effected.

6.3 The Trust and Trinidad Drilling covenant and agree with and in favour of the Underwriters that the purchase price for the Offered Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7. Closing

7.1 The closing of the purchase and sale of the Base Units and any applicable Option Units shall take place at the Closing Time at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta. At the Closing Time the Trust shall deliver to the Lead Underwriter, on behalf of the Underwriters, a certificate representing the Offered Units purchased by the Underwriters at the Closing Time registered in the name of "Raymond James Ltd." or in such other name or names as Raymond James Ltd. may notify the Trust not later than noon (Calgary time) on the second Business Day immediately preceding the Closing Date, against payment in full by the Underwriters to the Trust or as the Trust may otherwise direct of the purchase price therefor less the amount of the Underwriting Fee and estimated Underwriters' expenses by wire transfer in immediately available Canadian funds. Such certificate shall be immediately exchanged for certificates representing the same aggregate number of Offered Units which will be released that day at such of the principal offices of Valiant Trust Company in the cities of Calgary and Toronto and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or their agents in sufficient time prior to the Closing Date to permit such release. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

8. Conditions Precedent

8.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this Agreement, which conditions each of the Trust and Trinidad Drilling covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, Trinidad Drilling (on its own behalf and on behalf of the Trust) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by the Chairman and Chief Executive Officer and Chief Financial Officer of Trinidad Drilling, or by such other officers as the Underwriters may approve, certifying that:

(i) the Trust and Trinidad Drilling have complied in all material respects with all terms and conditions of this Agreement to be complied with by them at or prior to the Closing Time;

(ii) except for changes contemplated by this Agreement, the representations and warranties of the Trust and Trinidad Drilling contained herein are true and correct, in all material respects, as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in the Trust Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened; and

(iv) there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or Trinidad Drilling from that disclosed in the Prospectus or any Prospectus Amendment;

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Offered Units have been conditionally approved for listing on the Exchange and will, as to the Offered Units issued on the Closing Date, be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received a letter of the Trust's Auditors, Bear's Auditors, Saturn's Auditors and Arrow's Auditors updating the letters referred to in section 3.1(e) above to the Closing Time, such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the Trust's Auditors, Bear's Auditors, Saturn's Auditors and Arrow's Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(d) the Arrow Acquisition shall have been completed, but for the payment of some or all of the net proceeds from the Offering and the completion of such other matters or transactions as the Underwriters may reasonably agree to;

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Trust from Blake, Cassels & Graydon LLP and on behalf of the Underwriters from Macleod Dixon LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limitation, the issue of the Offered Units and their offering and sale as contemplated by the Prospectus and certain matters related to the creation and issuance of the Exchangeable Shares;

(f) at the Closing Time, the Underwriters shall have received a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from Quebec counsel to the Trust regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Prospectus and any Prospectus

Amendment, but excluding any Financial Information, as to which no opinion need be expressed by such Quebec counsel); and

(g) at the Closing Time, the Underwriters shall have received all such other documentation in form and substance satisfactory to the Underwriters, acting reasonably as the Underwriters may reasonably request.

8.2 It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, Trinidad Drilling, the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

9. Distribution of Offered Units

9.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms") to the public in the Provinces, upon the terms and conditions set forth in the Prospectus and this Agreement only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Units under the laws of any jurisdiction other than the Provinces, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. For purposes of this section 9, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution by duly qualified investment dealers and brokers under the applicable Securities Laws in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision documents issued by the ASC under the Mutual Reliance Review System) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any Selling Firms to complete the distribution of the Offered Units as soon as possible after the Closing Time.

9.2 The Underwriters shall be entitled to offer the Offered Units for sale in the United States through U.S. broker-dealer affiliates of the Underwrtiers pursuant to Rule 144A in accordance with the terms set out in Schedule "A" hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this agreement.

9.3 The Underwriters agree and will require each of the other Selling Firms to agree in connection with the offer and sale of the Offered Units, to comply with all applicable Securities Laws.

9.4 Notwithstanding the foregoing provisions of this section 9, no Underwriter shall be liable to the Trust or Trinidad Drilling under this section 9 as a result of the violation by another Underwriter or Selling Firm under this section 9 if the former Underwriter is not also in default.

10. Indemnification by the Trust and Trinidad Drilling

10.1 Each of the Trust and Trinidad Drilling (collectively the "Indemnitors"), jointly and severally, hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") from and against all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages and expenses (including for greater certainty all such liabilities, claims, losses, costs, fines, penalties, damages or expenses suffered by or made against any Underwriter or its directors, officers, employees, agents or controlling persons by any person who may attract or be subject to liability as an underwriter) (collectively, a "Claim") to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of or default under any representation, warranty or covenant or agreement of the Trust or Trinidad Drilling in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute Underwriters' Information contained in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or to be or be alleged to be untrue;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriters' Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters' Information) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the

Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws in connection with the transaction contemplated herein (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Offered Units or any of them in any of the Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust's non-compliance with any requirement to make any document available for inspection;

however, no Indemnified Party who has engaged in any fraud, negligence, willful misconduct or fraudulent misrepresentation or who has breached any of the covenants herein provided for or of Securities Laws or other laws in connection with the transaction contemplated herein shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused, directly or indirectly, by such activity, to claim indemnification from the Trust or Trinidad Drilling. The Trust and Trinidad Drilling shall not be liable for any settlement of any Claim effected without their written consent.

10.2 If any Claim is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 10 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify Trinidad Drilling as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this section 10 except to the extent that such failure prejudices the Indemnitor's ability to defend such Claim) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

10.3 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) neither the Trust nor Trinidad Drilling assumes the defence of such suit on behalf of the Indemnified Party within 10 Business Days of Trinidad Drilling receiving notice of such Claim; (ii) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Trust shall not have the right to assume that defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party) provided that the Indemnitors shall not in connection with any one such action in the same jurisdiction be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

10.4 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

10.5 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 10 and section 11 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

10.6 The rights of indemnity contained in this section 10 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus shall not apply if the Trust has complied with section 3 and section 4 and the person asserting such Claim was not provided with a copy of the Prospectus Amendment which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

10.7 The rights and remedies of the Underwriters set forth in sections 10, 11 and 15 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

11. Contribution

11.1 In order to provide for just and equitable contribution in circumstances in which the indemnities provided in section 10 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages or expenses of the nature contemplated in section 10 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Underwriters' Fee payable by the Trust to the Underwriters bears to the gross proceeds raised from the sale of the Offered Units to the Underwriters and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, to the Indemnitors any amounts in excess of such aggregate fee or any portion thereof actually received. However, no party who has engaged in any negligence, fraud or fraudulent misrepresentation shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to

claim contribution from any person who has not engaged in such negligence, fraud or fraudulent misrepresentation.

11.2 The rights to contribution provided in this section 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law; and shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of any Underwriter; (ii) acceptance of any Offered Units and payment thereof; or (iii) any termination of this Agreement.

11.3 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 11.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 11.1; and

(b) the amount of the aggregate fee actually received by the Underwriters hereunder minus any amount paid or payable by the Underwriters by way of contribution to any other person hereunder or under any other agreement relating to the offering of Offered Units.

11.4 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give Trinidad Drilling notice thereof in writing as soon as reasonably possible, but failure to notify Trinidad Drilling shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 11 except to the extent that such failure prejudices the ability of the Indemnitors to defend such claim.

11.5 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust or Trinidad Drilling by reason of or arising from any misrepresentation contained in the Prospectus or any Prospectus Amendment, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters' Information contained in such document or any failure by the Underwriters to provide to prospective purchasers of the Offered Units any document which the Trust has provided to the Underwriters (within the time required and otherwise in accordance with this Agreement) to provide such prospective purchasers.

12. <u>Expenses</u>

12.1 Whether or not the transactions contemplated herein shall be completed, the Trust will be responsible for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to Trinidad Drilling and the Trust (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), auditors, transfer agents and outside consultants, filing fees, printing fees, the costs and expenses of qualifying the Prospectus in each of the Provinces, the cost of preparing record books for all

of the parties to this Agreement and their respective counsel, the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the reasonable fees and expenses of counsel to the Underwriters), up to a maximum of $50,000 without the prior written consent of the Trust, such consent not to be unreasonably withheld, information meetings and travel upon presentation of reasonable evidence of such expenses.

13. Covenants of the Underwriters

13.1 The Lead Underwriter, on behalf of the Underwriters, shall: (a) give prompt notice to the Trust when, in the opinion of the Underwriters, distribution of the Offered Units has ceased; (b) within 30 days of the completion of the distribution of the Offered Units, provide to the Trust a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and (c) forthwith after distribution of the Offered Units has been completed, notify each Securities Commission, where required, of the number of Offered Units sold in the relevant Province.

14. Nature and Survival of Representations, Warranties, Covenants and Indemnity

14.1 All representations, warranties, covenants, obligations and agreements of each of the Trust and Trinidad Drilling herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

15. Termination Rights

15.1 The obligation of the Underwriters to purchase the Base Units and any applicable Option Units shall be subject to the accuracy, in all material respects, as of the Closing Time of the representations and warranties of each of the Trust and Trinidad Drilling contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance, in all material respects, by each of the Trust and Trinidad Drilling of and with its covenants herein contained.

15.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or Trinidad Drilling, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase any Offered Units by giving written notice to that effect to the Trust and Trinidad Drilling at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any

such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectus or any Prospectus Amendment shall constitute a waiver of or estoppel against the Underwriters.

15.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) under or pursuant to any statute of Canada or any of the Provinces or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Trust (on a consolidated basis), or otherwise, which in the reasonable opinion of the Underwriter may prevent or operate to prevent or restrict the distribution of, or trading in, the Offered Units or the trading in any other securities of the Trust;

(b) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the Underwriter's opinion, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Trust or Trinidad Drilling (on a consolidated basis);

(c) if, during the period from the date of this Agreement to the Closing Time, there shall occur any event or change, or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or Trinidad Drilling which, in the Underwriter's opinion, acting reasonably, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(d) if, during the period from the date of this Agreement to the Closing Time, there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in their or its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units; or

(e) if, during the period from the date of this Agreement to the Closing Time, the Underwriters shall become aware of any material adverse information or fact with respect to the Trust or Trinidad Drilling which had not been publicly disclosed prior to the date of this Agreement, which in the Underwriter's opinion, acting reasonably, may seriously adversely affect the value or market price of the Offered Units or the investment quality or marketability of the Offered Units.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to this section 15.3, there shall be no further liability on the part of the Underwriters or of the Trust to the Underwriters except in accordance with section 15.4.

15.4 If an Underwriter elects to terminate its obligation to purchase the Base Units and any applicable Option Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Trinidad Drilling, the liability of the Trust and Trinidad Drilling hereunder shall be limited to the indemnity referred to in section 10, the contribution rights referred to in section 11 and the payment of expenses referred to in section 12.

15.5 The rights of termination contained in this section 15 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust or Trinidad Drilling provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 15 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 16.2 shall apply.

15.6 The execution of any Prospectus Amendment in respect of any material change and the continued offering of the Offered Units, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 15.

16. Obligations of the Underwriters

16.1 The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) subject to the remainder of this section 16.1, each of the Underwriters shall be obligated to purchase only the percentage of the total number of Base Units and any applicable Option Units set forth opposite their names set forth in this section 16.1;

(b) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase (the "Refused Units") is not more than 16% of the Offered Units to be purchased, the non-defaulting Underwriters shall be entitled to purchase such Refused Units *pro rata* to the respective percentages set forth opposite their names in this section 16.1, provided however, that if any of the non-defaulting Underwriters does not elect to purchase their applicable percentage of the total number of Refused Units the Lead Underwriter shall be entitled to purchase such Refused Units. If the Lead Underwriter does not elect to purchase the Refused Units each of the non-defaulting Underwriters shall remain severally obligated, subject to the terms hereof, including without limitation any

termination rights of such non-defaulting Underwriters, to purchase its respective share of the Base Units and any Option Units but will have no obligation to purchase the Refused Units which will not be purchased hereunder; and

(c) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase is more than 16% of the Offered Units to be purchased, the non-defaulting Underwriters who shall be willing and able to purchase their own applicable percentages of the total number of Base Units and any applicable Option Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time and there shall be no further liability of such Underwriters to the Trust except pursuant to section 11 hereof,

provided that, notwithstanding the provisions of paragraph (c) of this section 16.1, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Base Units and any applicable Option Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Base Units and any applicable Option Units.

The applicable percentage of the total number of Base Units and any applicable Option Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Raymond James Ltd.	42.0%
CIBC World Markets Inc.	16.0%
Haywood Securities Inc.	15.0%
TD Securities Inc.	15.0%
First Associates Investments Inc.	12.0%
	100.0%

16.2 Nothing in this section 16 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Base Units and any applicable Option Units or shall relieve any Underwriter in default from liability to the Trust or Trinidad Drilling or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or Trinidad Drilling of their obligations under this Agreement, there shall be no further liability on the part of the Trust or Trinidad Drilling to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 and 12.

17. Notices

17.1 Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or Trinidad Drilling to Trinidad Drilling at #1810, 540 - 5th Avenue S.W., Calgary, Alberta, T2P 0M2 Attention: Brent J. Conway (telecopier no. (403) 265-4168) with a copy to Blake, Cassels & Graydon LLP, #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 3J8, Attention: Scott W. N. Clarke (facsimile no. (403) 260-9700) and in the case

of notice to the Underwriters, to Raymond James Ltd. at #2500, 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Attention: Jason Holtby (telecopier no. (403) 509-0535) with a copy to Macleod Dixon LLP, #3700, 400 – 3rd S.W., Calgary, Alberta, T2P 4H2, Attention: Kent D. Kufeldt (telecopier no. (403) 264-5973). The Trust, Trinidad Drilling and the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

18. Authority to Act on Behalf of Underwriters

18.1 The Trust and Trinidad Drilling shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 15, which notice may be given by any Underwriter, or an agreement of settlement given under section 10 which may be given only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication.

19. Further Offerings

19.1 The Trust shall not issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period commencing on the date hereof and continuing until 90 days following the Closing Date without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust nor will it apply to the Exchangeable Shares and their underlying Trust Units.

20. Severability

20.1 If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

21. Governing Laws

21.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

22. Time of the Essence

22.1 Time shall be of the essence hereof.

23. Currency

23.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

24. Parties to Act Reasonably

24.1 In exercising rights or making decisions under the agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

25. Entire Agreement

25.1 It is understood and agreed that the terms and conditions of this Agreement supersede any previous verbal or written agreements with respect to the subject matter hereof.

26. Counterparts

26.1 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.

27. Contracts of the Trust

27.1 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture.

If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and Trinidad Drilling, please signify acceptance by executing a copy of this letter where indicated below and returning it to Raymond James Ltd.

Yours very truly,

RAYMOND JAMES LTD.

By: (signed) *"Jason Holtby"*

CIBC WORLD MARKETS INC.

By: (signed) *"Arthur Korpach"*

HAYWOOD SECURITIES INC.

By: (signed) *"David McGorman"*

TD SECURITIES INC.

By: (signed) *"Gregory B. Saksida"*

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) *"Kurt Molnar"*

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST by TRINIDAD DRILLING LTD.

By: (signed) *"Brent J. Conway"*

By: (signed) *"Lyle C. Whitmarsh"*

TRINIDAD DRILLING LTD.

By: (signed) *"Brent J. Conway"*

By: (signed) *"Lyle C. Whitmarsh"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Trinidad Energy Services Income Trust, Trinidad Drilling Ltd., Raymond James Ltd., CIBC World Markets Inc., Haywood Securities Inc., TD Securities Inc. and First Associates Investments Inc. made as of February 19, 2004.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

(b) "Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(c) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(d) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e) "Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f) "SEC" means the United States Securities and Exchange Commission;

(g) "Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

(h) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(i) "U.S. Person" means a U.S. person as that term is defined in Regulation S;

(j) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(k) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule A shall have the meanings assigned to them in the underwriting agreement to which the Schedule A is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter represents and agrees to and with the Trust that:

27.2 1. It acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.
3. All offers and sales of Offered Units in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.
4. Offers and sales of Offered Units in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) and neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Units.
5. Offers to sell and solicitations of offers to buy the Offered Units shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Units by the Underwriter or its U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Units will be deemed to have represented and agreed as provided in paragraphs 7(A) through (G) below (to the extent such representations are applicable to the purchaser concerned).
6. All purchasers of the Offered Units in the United States shall be informed by the Underwriter or its U.S. registered broker-dealer affiliate that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.
7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum

(the "U.S. Memorandum") including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Units the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

"The Trust Units have not been and will not be registered under any United States Federal or State securities law and may not be offered and sold in the United States, except that Trust Units may be offered and sold to Qualified Institutional Buyers (as defined in Rule 144A) under the U.S. Securities Act in reliance on the exemption from such registration provided by Rule 144A thereunder. Each purchaser of Trust Units is hereby notified that the offer and sale of Trust Units to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

"Each U.S. purchaser will, by its purchase of such Trust Units, be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(A) it is aware that the Trust Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and are therefore "restricted securities" within the meaning of Rule 144, and that the offer and sale of Trust Units to it are being made in reliance on Rule 144A;

(B) it is a Qualified Institutional Buyer and is acquiring the Trust Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Trust Units in violation of United States federal or state securities laws;

(C) it acknowledges that it has not purchased the Trust Units as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(D) it understands that if it decides to offer, sell or otherwise transfer any of the Trust Units, such Trust Units may be offered, sold or otherwise transferred only, (i) to the Trust, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with local laws and regulations, (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws of the United States, or (iv) transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after it has furnished to the Trust an opinion of counsel of

recognized standing or other evidence reasonably satisfactory to the Trust to that effect;

(E) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Trust Units, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRINIDAD ENERGY SERVICES INCOME TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO TRINIDAD ENERGY SERVICES INCOME TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (3) A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER IT HAS FURNISHED TO TRINIDAD ENERGY SERVICES INCOME TRUST AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO TRINIDAD ENERGY SERVICES INCOME TRUST TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT TRINIDAD ENERGY SERVICES INCOME TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND TRINIDAD ENERGY SERVICES INCOME TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if Trust Units are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Valiant Trust Company as registrar and transfer agent,

as set forth in Exhibit A hereto (or as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws; and

(F) it consents to the Trust making a notation on its records or giving instructions to any transfer agent of the Trust Units in order to implement the restrictions on transfer set forth and described herein.

(G) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Units."

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8. Any offer, sale or solicitation of an offer to buy Offered Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, the Underwriters, together with their U.S. affiliates selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units; (b) the Trust is not now and as a result of the sale of Offered Units contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States; and (d) the Offered Units are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective

conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Units, or to any prospective purchaser of such Offered Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Valiant Trust Company
as registrar and transfer agent
for Trust Units of
Trinidad Energy Services Income Trust
Toronto, Ontario

The undersigned (a) acknowledges that the sale of the securities of Trinidad Energy Services Income Trust (the "Trust") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________ By: ____________________________
Name:
Title:

EXHIBIT B

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Trust Units (the "Securities") of Trinidad Energy Services Income Trust (the "Trust") pursuant to the Underwriting Agreement dated February 19, 2004 among the Trust, and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i) • is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be affected by • in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated •, 2004 and the documents incorporated by reference therein for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv) we engaged in no Direct Selling Efforts, and no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _____ day of _______, 2004.

•	•
By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

MATERIAL CHANGE REPORT UNDER

***SECURITIES ACT* (BRITISH COLUMBIA) SECTION 85(1) FORM 27**
***SECURITIES ACT* (ALBERTA) SECTION 146(1) FORM 27**
***THE SECURITIES ACT* (SASKATCHEWAN) SECTION 84(1) FORM 25**
***THE SECURITIES ACT* (MANITOBA)**
***SECURITIES ACT* (ONTARIO) SECTION 75(2) FORM 27**
***SECURITIES ACT* (QUEBEC) SECTION 73**
***THE SECURITIES ACT* (NEWFOUNDLAND) SECTION 76(2) FORM 26**
***SECURITIES ACT* (NOVA SCOTIA) SECTION 81(2) FORM 27**
***SECURITY FRAUDS PREVENTION ACT* (NEW BRUNSWICK)**
***SECURITIES ACT* (PRINCE EDWARD ISLAND)**

1. **Reporting Issuer:**

Trinidad Energy Services Income Trust (the "Trust")
1810, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 0M2

2. **Date of Material Change:**

February 19, 2004

3. **Press Release:**

A press release was issued on February 19, 2004.

4. **Summary of Material Change:**

On February 19, 2004, Trinidad Drilling Ltd. ("Trinidad") entered into an asset purchase agreement (the "Asset Purchase Agreement") with Arrow Drilling Inc. ("Arrow"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of Arrow (the "Arrow Acquisition"). The purchase price (the "Purchase Price") to be paid to Arrow pursuant to the Asset Purchase Agreement is $45,000,000, payable in both cash (the "Cash Portion") and the issuance by Trinidad of exchangeable shares (the "Exchangeable Shares").

In addition, the Trust and Trinidad have entered into an underwriting agreement (the "Underwriting Agreement") dated February 19, 2004 with the Underwriters (as defined below) in respect of an offering (the "Offering") of 3,846,154 trust units of the Trust ("Trust Units") at a price of $7.80 per Trust Unit for gross proceeds of $30,000,001. The Offering will be underwritten by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., Haywood Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "Underwriters"). In addition, the Trust has granted to the Underwriters an option (the "Option") to purchase, at closing, up to an additional 250,000 Trust Units at a price of $7.80 per Trust Unit.

5. **Full Description of Material Change:**

On February 19, 2004, Trinidad entered into the Asset Purchase Agreement with Arrow pursuant to which Trinidad has agreed to the Arrow Acquisition.

The Purchase Price of $45,000,000 is payable by a Cash Portion and by the issuance by Trinidad of the Exchangeable Shares. Arrow will elect the proportion of the Purchase Price to be comprised of cash and the proportion of the Purchase Price to be comprised of Exchangeable Shares, provided that, the Cash Portion must be between 60% (the "Maximum Election") and 70% (the "Minimum Election") of the total Purchase Price (the "Election"). The Maximum Election will result in an issuance of 2,307,692 Exchangeable Shares and the Minimum Election will result in an issuance of 1,730,769 Exchangeable Shares.

Trinidad and Arrow have agreed that the Cash Portion will be reduced at the closing of the transaction contemplated by the Asset Purchase Agreement (the "Arrow Closing") by the amount, if any, that Arrow's working capital increases between February 1, 2004 and the date of the Arrow Closing. At the Arrow Closing, $4,000,000 of the Cash Portion will be held in trust by Arrow's counsel, as a deposit against any of the assets being missing or not in good operating condition. Trinidad will have 30 days from the date of the Arrow Closing to inspect such assets and will be reimbursed from such $4,000,000 for the fair market value of any missing assets and the cost to bring any other assets into good operating condition. The remainder of such $4,000,000 will be paid to Arrow.

The Exchangeable Shares will be issued at a price per Exchangeable Share of $7.80 and each Exchangeable Share is exchangeable, without payment of any additional consideration, at the option of the holder for one Trust Unit at any time prior to the date that is five years from the Arrow Closing (the "Exchange Ratio"). The Exchangeable Shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, subsequent to the Arrow Closing and prior to the exchange of the Exchangeable Shares.

In addition, the Trust and Trinidad have entered into the Underwriting Agreement with the Underwriters in respect of the Offering, and have granted the Option to the Underwriters.

The net proceeds of the Offering will be used by the Trust to subscribe for additional unsecured, subordinated notes issued by Trinidad. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Arrow Acquisition. In the event that Arrow makes the Minimum Election, Trinidad will draw down on its existing loan agreement to a maximum of $3,600,000 to finance the remaining balance of the Cash Portion after application of the net proceeds of the Offering.

The closing of the Arrow Acquisition and the Offering are expected to occur concurrently on or about March 15, 2004. Closing of the Offering is conditional upon the Arrow Closing, and the Arrow Closing is conditional upon closing of the Offering.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta) or Equivalent Sections:

N/A

7. Omitted Information:

No information has been omitted.

8. Senior Officers:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta effective as of February 19, 2004.

TRINIDAD DRILLING LTD. on behalf of TRINIDAD ENERGY SERVICES INCOME TRUST

"Brent J. Conway"

Brent J. Conway
Chief Financial Officer

TRINIDAD ENERGY SERVICES INCOME TRUST

TRUST INDENTURE DATED AUGUST 1, 2002

Between:

TRINIDAD DRILLING LTD.

- and -

VALIANT TRUST COMPANY

Blake, Cassels & Graydon LLP

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TRINIDAD ENERGY SERVICES INCOME TRUST

TRUST INDENTURE

This Trust Indenture made as of the 1st day of August, 2002.

Between:

> **TRINIDAD DRILLING LTD.**, a body corporate amalgamated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Corporation**") and all persons who after the date hereof become holders of Trust Units and Special Voting Rights of the Trust as herein provided

OF THE FIRST PART

-and -

> **VALIANT TRUST COMPANY**, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trustee**")

OF THE SECOND PART

WHEREAS the Corporation desires to create the Trust for the purpose of, among other things, providing distributions on a periodic basis to the beneficiaries of the Trust;

AND WHEREAS the Corporation has paid to the Trustee an amount of ten dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

AND WHEREAS the Trustee has agreed to act as trustee of the Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS it is intended that the Plan of Arrangement, as described in the Information Circular, will ultimately result in the shareholders of the Corporation receiving Trust Units in exchange for their Shares;

AND WHEREAS the Corporation and the Trustee desire that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of subsections 108(2) and 132(6) of the *Tax Act*;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and the administration of the Trust;

AND THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Corporation as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Trust Indenture and in the Trust Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations promulgated thereunder;

(b) "**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(c) "**AcquisitionCo**" means Trinidad Acquisition Corp.;

(d) "**AcquisitionCo Shares**" means the issued and outstanding common shares of AcquisitionCo;

(e) "**Appraised Redemption Price**" has the meaning set forth in Section 6.6;

(f) "**Arrangement Agreement**" means the agreement which is attached as Appendix C to the Information Circular and any amendments or variations thereto;

(g) "**Arrangement**" means the arrangement under section 193 of the ABCA as set forth in the Plan of Arrangement being Schedule I to the Arrangement Agreement;

(h) "**Associate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(i) "**Auditors**" means the firm or firms of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with this Trust Indenture;

(j) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(k) "**Closing**" means the completion of the distribution of Trust Units to the former holders of Shares and other transactions as contemplated by the Information Circular, and "**Date of Closing**" means the date on which the Closing occurs;

(l) "**Corporation**" means Trinidad Drilling Ltd. and also means the corporation continuing upon the amalgamation of Trinidad Drilling Ltd. and AcquisitionCo;

(m) "**Counsel**" means a law firm (which may be counsel to the Corporation) acceptable to the Trustee, acting reasonably;

(n) "**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

(o) "**Indemnified Parties**" has the meaning set forth in Section 8.9;

(p) "**Information Circular**" means the Information Circular of the Corporation to be dated August 9, 2002 for the Special Meeting of holders of Shares and options to acquire Shares to be held September 17, 2002 relating to the approval of the Arrangement;

(q) "**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(r) "**Lender**" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust for the ownership and operation of its assets, business and affairs;

(s) "**Market Redemption Price**" has the meaning set forth in Section 6.3;

(t) "**Net Income of the Trust**" has the meaning set forth in Section 5.1;

(u) "**Net Realized Capital Gains**" has the meaning set forth in Section 5.3;

(v) "**Non-Residents**" means non-residents of Canada within the meaning of the *Tax Act*;

(w) "**Notes**" means the unsecured, subordinated promissory notes issued by AcquisitionCo pursuant to the Arrangement as described in the Information Circular, such promissory notes to be governed by a Note Indenture to be dated on or before the Date of Closing between AcquisitionCo and Valiant Trust Company;

(x) "**Offer**" has the meaning set forth in Section 9.1(b) (except in Section 12.11 where it has the meaning defined therein);

(y) "**Offering**" means any issuance, offering or repurchase of Trust Units or any rights, warrants, options or other securities to purchase, to convert into or exchange into Trust Units or any other securities of the Trust or its Affiliates, on a public or private basis in Canada or elsewhere;

(z) "**Offering Documents**" means any one or more of a prospectus, registration statement, information memorandum, private placement offering memorandum, issuer bid circular or any similar public or private offering document, or any understanding, commitment or agreement (including any Underwriting Agreement) to issue, offer or repurchase securities of the Trust or its Affiliates;

(aa) "**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and Special Right Holders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting;

(bb) "**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(cc) "**Payment Date**" has the meaning set forth in Section 5.7;

(dd) "**Permitted Investments**" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(ee) "**person**" means any individual, company, corporation, partnership, trust, firm, sole proprietorship, association, trustee, executor, administrator, legal representative, government agency, regulatory authority or other entity, however designated or constituted;

(ff) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(gg) "**Settled Amount**" means the amount of ten dollars in lawful money of Canada paid by the Corporation to the Trustee on the date hereof for the purpose of settling the Trust;

(hh) "**Shares**" means the issued and outstanding common shares of the Corporation as at the Date of Closing, and also means shares or securities of any class of the Corporation which may from time to time be owned, directly or indirectly, by the Trust;

(ii) "**Special Resolution**" has the meaning attributed thereto in Section 11.6 hereof;

(jj) "**Special Voting Rights**" means special voting rights of the Trust, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2 hereof;

(kk) "**Special Right Holders**" means the holders from time to time of one or more Special Voting Rights;

(ll) "**Subsequent Investments**" means any of the investments which the Trust may make pursuant to subsection 4.1(b);

(mm) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(nn) "**Tax Act**" has the meaning ascribed thereto in Section 1.3;

(oo) "**Transfer Agent**" means the Valiant Trust Company, its successors or assigns, in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to hold that office, together with any sub-transfer agent duly appointed by the Transfer Agent;

(pp) "**Trust**" means Trinidad Energy Services Income Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(qq) "**Trust Certificate**" or "**Trust Unit Certificate**" means a definitive certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(rr) "**Trust Expenses**" means all expenses incurred by the Trustee or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 8.6, 8.8 and 8.9;

(ss) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trust or by the Trustee on behalf of the

Trust for the purposes of the Trust under this Indenture, including without limitation:

(i) the Settled Amount;

(ii) all funds realized from the issuance of Trust Units;

(iii) all the Shares and Notes, and any securities which may be issued upon maturity of any Notes;

(iv) any Subsequent Investments;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) all income, interest, profit, gains, accretions, additional assets and rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition; and

(vii) any proceeds of disposition of any of the foregoing property;

(tt) "**Trust Unit**" means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(uu) "**Trustee**" means Valiant Trust Company, its successor or assigns for the time being as trustee hereunder;

(vv) "**Underwriters' Fees**" means the amount so designated in any Underwriting Agreement;

(ww) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(xx) "**Unitholders**" means the holders from time to time of one or more Trust Units; and

(yy) "**year**" means initially, the period commencing on the date hereof and ending on December 31, 2002, and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has

been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "**this Trust Indenture**", "**this Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settled Amount

The Corporation hereby pays the Settled Amount to the Trustee for the purpose of creating and settling the Trust, and the Corporation is hereby issued one initial Trust Unit in the Trust.

2.2 Declaration of Trust

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Trinidad Energy Services Income Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trustee may use such other designation or may adopt such other name for the Trust as the Trustee deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture.

(c) The legal ownership of the property and assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holder thereof

only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust, the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholder is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [the Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002, as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 888, 665 – 8th Street S.W., Calgary, Alberta, T2P 3K7, or at such other place or places as the Trustee may from time to time determine.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Net Income of the Trust, Net Realized Capital Gains or other amounts), in the Trust Fund and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and ratably without discrimination, preference or priority.

3.2 Special Voting Rights

In addition to Trust Units, there may be issued Special Voting Rights entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Rights. Except for the right to vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination or winding-up of the Trust.

3.3 Authorized Number of Trust Units and Special Voting Rights

The aggregate number of Trust Units and Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4 Fractional Trust Units

Fractions of Trust Units may be issued, including, without limitation, pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8, provided that no Trust Unit Certificate evidencing any fraction of a Trust Unit will be issued. A Trust Unitholder

shall be entitled to receive all distributions and payments provided for hereunder in respect of any fraction of a Trust Unit held, but shall not be entitled to exercise voting rights in respect of any such fraction of a Trust Unit.

3.5 Re-Purchase of Initial Trust Unit by Trust

Immediately after the Closing, the Trust will purchase the initial Trust Unit from the Corporation, and the Corporation shall sell the initial Trust Unit to the Trust for a purchase price of ten dollars and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.6 Issue of Trust Units, Special Voting Rights and Other Securities

(a) Trust Units and Special Voting Rights may be created, issued, sold and delivered on terms and conditions, at such time or times, to such persons and for such consideration as the board of directors of the Corporation may determine.

(b) The directors of the Corporation may from time to time authorize the creation and issuance of rights, warrants or options to subscribe for Trust Units or other securities convertible or exchangeable into Trust Units of the Trust, which rights, warrants, options or other securities may be created and issued from time to time on such terms and conditions, exercisable at such price or prices and at such time or times as the directors of the Corporation may determine. Any rights, warrants, options or securities so created may be issued for no consideration or for such consideration as the directors of the Corporation may determine. A right, warrant, option or security shall not be a Trust Unit and a holder thereof shall not be a Unitholder.

(c) The directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Fund, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the directors of the Corporation may determine.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit or Special Voting Right.

3.8 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units; provided, however, that Trust Units may be issued and sold on an instalment basis, and in such case the Trust may take a security interest in any Trust Units so issued as security for unpaid instalments.

3.9 Consolidation of Trust Units

(a) Subject to subsection 3.9(b), the Trust Units shall not be consolidated, split or subdivided except with the approval of the Unitholders by Special Resolution.

(b) Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.10 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, at the lowest price at which in the opinion of the Trustee such Trust Units are obtainable, plus reasonable costs of purchase, provided the Trust has sufficient funds to satisfy its obligations under Article 5 and Article 6 hereof after making such purchase.

3.11 Non-Resident Holders

At no time may more than one-half of the outstanding Trust Units be held by Non-Residents nor shall the Trust at any time be maintained primarily for the benefit of Non-Residents. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 8.12 or otherwise, that the beneficial owners of 40% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee shall thereafter request declarations as to beneficial ownership under Section 8.12 from Unitholders at least annually in conjunction with the annual meeting of Unitholders to be called by the Trustee pursuant to Section 11.1. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 8.12 or otherwise, that the beneficial owners of 49% of the Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section 8.12 that the person is not a Non-Resident. Notwithstanding the foregoing, if the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to provide evidence satisfactory to the Trustee that they are not Non-Residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may

on behalf of such Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust Certificates representing such Trust Units. Notwithstanding any other provision of the Indenture, Non-Residents shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.11.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) investing in AcquisitionCo Shares and acquiring certain Shares and the Notes pursuant to the Arrangement;

(b) acquiring or investing in other securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in Section 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units), and borrowing funds or otherwise obtaining credit for that purpose;

(c) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(d) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(e) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1, shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 8.2(e) or Section 8.2(u).

4.3 Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount

prescribed by Section 5000 of the Tax Regulations, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Net Income of the Trust

In this Article 5, the "**Net Income of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Net Income of the Trust on an accrual basis and shall accrue from day to day;

(b) dividends on the Shares or on any other securities held by the Trust shall be included in Net Income of the Trust when received, including dividends deemed to have been received on such Shares or securities pursuant to the Tax Act;

(c) all expenses and liabilities of the Trust which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Trust; and

(d) such other amounts as may be determined from time to time by the directors of the Corporation, in their sole discretion, to be included in or deducted from Net Income of the Trust shall be included in or deducted from the calculation of Net Income of the Trust.

Items of income or expense not provided for above or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Net Income of the Trust to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Net Income of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date, and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any liability of the Trust which has not been previously

deducted in determining the Net Income of the Trust shall not be payable by the Trust to Unitholders.

5.3 Net Realized Capital Gains to Become Payable

The Trustee may, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or part of the Net Realized Capital Gains of the Trust to the extent not previously declared payable. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date, and subject to Section 5.7, such amount shall be payable on that Distribution Record Date. For the purposes of this Article 5, '**Net Realized Capital Gains**" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust.

5.4 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each year, an amount equal to the net income of the Trust for such year (excluding net realized capital gains), each determined in accordance with the Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust for such year determined in accordance with the Tax Act, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.8, if applicable) at the time the amount became payable unless a Payment Date is specified under Section 5.7 in respect of such amount payable, in which case the right to enforce payment shall arise at the later of the time the amount became payable and the applicable Payment Date specified under Section 5.7.

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2, 5.3 and 5.5 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after and in the same calendar year as the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.

5.8 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 6.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.8, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.9 Withholding Taxes

The Trustee may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions and any amounts necessary to satisfy the tax liabilities of the Trust or the Trustee in its capacity as trustee of the Trust.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

6.3 Calculation or Redemption Price Based on Market Price

Subject to Section 6.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the **Market Redemption Price**") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of subsection 6.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest

and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 6.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

6.4 Cash Payment of Market Redemption Price

Subject to Section 6.5, the Market Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 6.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year exceeds $100,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by:

(a) the Trust distributing Notes, Shares or other Subsequent Investments (in this Section 6.5 hereinafter referred to as "**Investments**") having an aggregate principal amount or fair market value, as applicable, equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or

(b) if so directed by the Corporation or if the Trust does not hold Investments having a sufficient principal amount or fair market value, as applicable, outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes, (herein referred to as "**Redemption Notes**") shall have terms and conditions substantially identical to those of the Notes; or

(c) any combination thereof at the discretion of the Corporation on behalf of the Trust.

Upon such distribution of Investments or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Investments so distributed to and including the date upon which such Investments are required to be distributed.

6.6 Calculation or Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on The Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units were tendered for redemption,

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) cash payment, in which case the provisions of Section 6.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 6.5, in which case the provisions of Section 6.5 shall apply *mutatis mutandis.*

6.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1 Trustee's Term of Office

Subject to Sections 7.2 and 7.3, Valiant Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 7.4.

7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 7.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period). No decision to remove the Trustee under this Section 7.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 7.3 shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

(b) Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by Special Resolution of the Unitholders under Section 7.3, or which has not been reappointed under Section 7.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under Section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 7.2(ii).

7.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 7.2, or who has received notice of removal in accordance with Section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by the Corporation for all costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

7.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee and the Corporation

Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof

except as specifically designated in this Indenture. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders in accordance with the provisions hereof;

(e) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee or any Affiliate thereof, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f) to, directly or indirectly, obtain credit or borrow funds from, or incur indebtedness to, any person on behalf of the Trust from time to time as the Trustee may determine without limitation as to amount, cost, or conditions of repayment of such credit or borrowing, and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any other subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(i) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(k) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(l) to make, execute, acknowledge, deliver, perform and enforce any and all agreements, deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(m) to pay the Trust Expenses out of the Trust Fund;

(n) except as prohibited by law or in this Indenture, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture and without regard as to whether such authority is normally granted or delegated by transfers;

(o) to guarantee the obligations of the Corporation or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Trust's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(p) to charge, mortgage, hypothecate and/or pledge on behalf of the Trust all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any Affiliate of the Trust or the Corporation and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(q) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Trust pursuant to which the Trust agrees to subordinate its right to receive income and to be paid on the Notes by the Corporation (or any other obligations of the Corporation or any Affiliate to the Trust) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of the Notes (or other such obligations) to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(r) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 8.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof

which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(s) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(t) to supervise the activities and manage the investments and affairs of the Trust;

(u) to advance any amount to the Corporation or other Affiliate of the Trust as a loan;

(v) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) the fees payable to the Corporation's advisors in connection with the Arrangement;

(ii) Underwriters' Fees payable in connection with any Offering;

(iii) amounts in respect of Permitted Investments and Subsequent Investments; and

(iv) Issue Expenses;

all as contemplated by the Information Circular, this Indenture or any Offering Document;

(w) to form, acquire, invest in or make loans to any subsidiary of the Trust for the purpose of making any Subsequent Investment, and entering into or amending any agreement with any subsidiary of the Trust on such terms as may be approved by the board of directors of the Corporation;

(x) to vote the Shares, the Notes and any Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation; and

(y) to do all such other acts and things as are incidental to this Section 8.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

8.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not vote the Shares with respect to the election of directors of the Corporation or the appointment of auditors of the Corporation except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders;

(b) the Trustee shall not, after the Date of Closing, vote the Shares to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's Shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; and

(c) the Trustee shall not sell, assign, lease, exchange, dispose of or otherwise take any action which would result in the sale of all or substantially all of the Trust Fund, except in conjunction with an internal reorganization of the direct or indirect assets of the Trust as a result of which either the Corporation or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, without approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

8.4 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

8.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust. The Trustee may act and rely and shall be protected in acting in good faith on the opinion or advice of or information obtained from any agent, counsel, accountant, engineer, appraiser or other expert or adviser, whether retained or employed by the Trust, the Corporation or the Trustee, in relation to any matter arising in the performance of its duties under the Trust Indenture, provided that, the Trustee complied with the standard of care prescribed in this Section 8.5 in retaining or employing such person.

8.6 Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 8.8 or 8.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of

any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

8.7 <u>Limitations on Liability of Trustee</u>

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, the disposition of monies or securities, any inaccuracy in any evaluation or advice provided by any other appropriately qualified person, any reliance on any such evaluation or advice, any action or failure to act of the Corporation or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders or as a result of the breach of its duties, responsibilities and standard of care, diligence and skill as set out in Section 8.5. If the Trustee has retained an appropriate expert, advisor, or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust, the Trust Fund or the Unitholders except as provided herein. The Trustee shall have no liability or responsibility arising under any agreement to which it is not a party.

8.8 <u>Indemnification of Trustee</u>

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders or as a result of the breach of its duties, responsibilities and standard of care, diligence and skill as set out in Section 8.5, in which case the provisions of this Section 8.8 shall not apply. The Trustee or such director, officer, employee, shareholder or agent shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Fund, and no Unitholder shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "**Indemnified Parties**") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of the administration of the Trust created hereby or the exercise by the Trustee of any rights or obligations hereunder.

For the purpose of this Section 8.9, "**liability**" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party or resulting from the breach of the Trustee's duties, responsibilities and standard of care, diligence and skill as set out in Section 8.5.

8.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent or the Trustee shall be bound to make any inquiry concerning the validity of

any transaction proposing to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

8.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Corporation becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

8.12 Declaration as to Beneficial Ownership

The Corporation may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

8.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Corporation to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Trust Indenture shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 7.

8.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation contracts or deals or which supplies services to the Trust or the Corporation;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 8.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 9
DELEGATION OF POWERS

9.1 The Corporation

Except as expressly prohibited by applicable law and the terms of this Trust Indenture, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof).

Without limiting the foregoing, the Trustee hereby delegates to the Corporation the supervision of the management of the business and affairs of the Trust and, without limiting the generality of the foregoing, the Trustee hereby delegates to the Corporation:

(a) the responsibility for any or all matters relating to an Offering including, without limitation: (i) ensuring compliance with all applicable laws in connection with such Offering; (ii) all matters relating to the content and accuracy of the disclosure contained in any Offering Documents, or any annual information forms, management proxy circulars or continuous disclosure documents relating to an Offering or incorporated by reference into any Offering Document and, where required, the approval, certification and execution by the Corporation thereof on behalf of the Trust; and (iii) all matters concerning any Underwriting Agreement providing for an Offering, including the execution by the Corporation of such agreement on behalf of the Trust;

(b) the ability and responsibility to exercise from time to time any and all rights, powers and privileges in relation to all matters relating to any take-over bid, merger, amalgamation, arrangement, acquisition of all or substantially all of the assets of any person (including the Trust or the Corporation or any subsidiary of the Trust or the Corporation), any process to maximize Unitholder value or any similar transaction or form of business combination (an "**Offer**"), including (i) approving and implementing any unitholder rights protection plan either prior to or during the course of any Offer; (ii) taking any legally permitted defensive action either prior to or during the course of any Offer; (iii) the preparation, approval and execution on behalf of the Trust of any agreements, circulars or other documents in connection with any Offer; (iv) consideration of the terms of

an Offer on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) prosecuting or defending any regulatory or court action in respect of any matters related to an Offer, and (vi) the carriage of all related and ancillary matters;

(c) determining and administering the amounts payable as distributions by the Trust to Unitholders, determining the frequency of such payments and determining the record date for Trust Unitholders entitled to such distributions;

(d) the responsibility for all matters concerning the terms of, and the execution and amendment from time to time of, any contracts to which the Trust is a party;

(e) the voting of the Shares, the Notes and any Subsequent Investments held by the Trust which carry voting rights as provided in Section 8.2(x) (provided that the board of directors of the Corporation shall be subject to Section 8.3 and any other provision of this Indenture relating to the voting of such securities);

(f) the responsibility for all matters pertaining to the redemption of Trust Units pursuant to Article 6;

(g) the responsibility for any borrowing, securing of credit or granting of security by the Trust, the subordination by the Trust of any of its interests in the Trust Fund and such other related matters as described in Sections 8.2(f), (o), (p) and (q);

(h) dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities on behalf of the Trust and its subsidiaries, and the granting of security in respect thereof;

(i) the responsibility for the formation or acquisition of any subsidiaries of the Trust, any acquisitions made by the Trust or any subsidiary thereof, and any investments in, loans made to or royalty or other agreements entered into by the Trust with any subsidiary (direct or indirect) of the Trust;

(j) the responsibility to approve the financial statements of the Trust or any subsidiary of the Trust and to sign such statements, each as may be required by applicable law;

(k) the retention and monitoring, on behalf of the Trust, of the transfer agent and other organizations serving the Trust;

(l) the approval from time to time of the form of definitive Trust Unit Certificate;

(m) the review, authorization and timely payment on behalf of the Trust of the Trust Expenses;

(n) organizing any meetings (including annual general meetings) of the Unitholders and preparing, approving and distributing materials in connection therewith;

(o) the preparation of accounting, management and other reports (including quarterly and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns), including the preparation of the Trust's reports to relevant securities regulatory authorities and any similar organization of any government or the committee of any stock exchange to which the Trust is obligated to report and to otherwise assist the Trustee in dealing with any such regulatory authorities;

(p) keeping and maintaining the books and records of the Trust and the supervision of compliance by the Trust with record keeping requirements under applicable regulatory regimes;

(q) the handling of communications and correspondence with Unitholders, the preparation of notices of distributions to Unitholders and providing investor relations services to the Trust;

(r) calculating, collecting and keeping accounts of all payments accruing to the Trust and effecting the distribution and payment of all payments to the Trust as soon as practicable in accordance with the Trust Indenture (including, without limitation, the calculation and payment of "Net Income of the Trust" and "Net Realized Capital Gains" as those terms are defined in Article 5 of this Trust Indenture);

(s) preparing and furnishing to each Unitholder all reports, financial statements, all necessary tax information and other information required to be sent to Unitholders pursuant to the Trust Indenture or pursuant to applicable laws;

(t) providing advisory services with respect to, and coordination and administration of, the Trust's assets, including administration of the Trust Fund pursuant to Article 4 of this Trust Indenture and providing to the boards of directors of any other Affiliates of the Trust recommendations in respect of any Subsequent Investment by the Trust;

(u) making available, in performing its duties hereunder, the office space, equipment and staff including all accounting, secretarial, corporate and administrative services as may be reasonably necessary to perform its duties hereunder;

(v) arranging such audit, accounting, legal, financial, insurance and other professional services as are required by the Trust (including, without limitation, the insurance and security bonds described in Sections 8.2(j) and 12.7 of this Trust Indenture);

(w) ensuring compliance by the Trust with its legal obligations, including its continuous disclosure obligations under applicable securities laws;

(x) allowing Unitholders to inspect, during normal business hours, and, upon payment of the reasonable reproduction costs, to receive photocopies of the Trust Indenture and a listing of the registered holders of Trust Units;

(y) exercising and effecting the specific powers and authorities of the Trustee set forth in this Trust Indenture; and

(z) generally providing to the Trustee such managerial and administrative services and support as may be necessary for the Trustee to discharge its responsibilities under the Trust Indenture and as may be reasonably required for the ongoing business and administration of the Trust.

provided, however, that notwithstanding the foregoing, the Corporation shall not be responsible for or undertake on behalf of the Trust the following matters, which matters shall remain the responsibility of the Trustee:

(I) the countersigning, certification, transfer or cancellation of certificates representing Trust Units;

(II) overseeing the maintenance of registers of Unitholders;

(III) the distribution of payments to Unitholders pursuant to this Trust Indenture;

(IV) amending or waiving the performance or breach of any term or provision of this Trust Indenture which amendment or waiver requires the consent of the Trust or the Trustee;

(V) the Trustee's duties under Article 13 of this Trust Indenture; and

(VI) any matter which requires the approval of the Unitholders under the terms of this Trust Indenture.

The Corporation accepts such delegation and agrees that, in respect of such matters, it shall exercise its powers and carry out its functions honestly, in good faith and with a view to the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.2 Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust any and all agreements, contracts, deeds, waivers, releases or other documents or instruments in writing provided for in subsection 8.2(l) including, without limitation, all unitholder rights plans, Offering Documents, management proxy circulars, continuous disclosure documents, documents relating to an Offer and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any indemnity agreements (pursuant to which the Trust,

and not the Trustee provides indemnities) or documents ancillary or similar thereto required to be signed by the Trust from time to time.

9.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder, and the Trustee, in relying upon the Corporation with respect to the matters described in Section 9.1, shall be deemed to have complied with its duties, obligations and standard of care under Section 8.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 10
AMENDMENT

10.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee or the board of directors of the Corporation may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Trust Unitholders;

(f) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative

or effective only if, in the opinion of the Trustee, such modification or relief in no way prejudices any of the rights of the Trust Unitholders or the Trustee; and

(g) for any other purpose not inconsistent with the terms of this Indenture, including curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10 which the directors of the Corporation determine is material to the interests of the Unitholders and should be disclosed to the Unitholders, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder in the manner determined by the directors of the Corporation.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Corporation on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the most recent fiscal year and the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Corporation upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Rights Holder at his registered address, mailed at least 21 days and not more than 50 days before the meeting (or in such other manner as may be permitted under applicable securities laws, including electronic delivery of relevant documents).

Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially the final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Rights Holders shall not invalidate any resolution passed at any such meeting.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights. If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than seven (7) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Only Unitholders and Special Right Holders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the Board of Directors authorizing the issuance of such Special Voting Unit. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

11.5 Resolutions

Unitholders shall be entitled to pass resolutions that will bind the Trustee only with respect to the following matters:

(a) the removal or appointment of the Trustee as provided in Section 7.3 or 7.4;

(b) the nomination of the Auditors as provided in Section 16.2 and the removal and reappointment of the Auditors as provided in Section 16.4;

(c) the nomination of the directors of the Corporation;

(d) consenting to any amendments of this Indenture as provided in Section 10.1;

(e) approval of subdivisions or consolidations of Trust Units;

(f) approval of any resolution of the Unitholders to terminate the Fund as provided in Section 13.2; and

(g) the matters specified in Section 8.3 as requiring approval of the Unitholders.

Except with respect to the above matters set out in this Section 11.5, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall require approval of the Unitholders by way of Ordinary Resolution, unless:

(a) the contrary is otherwise expressly provided under any specific provision of this Indenture;

(b) any applicable securities laws, rules, regulations or policies or the rules, policies or requirements of any stock exchange requires approval by Special Resolution or any other prescribed threshold; or

(c) the matter voted on by the Unitholders would, if the Trust were a corporation governed by the ABCA, require the approval of shareholders by way of a Special Resolution.

11.6 Meaning of "Special Resolution"

The expression "**Special Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66□ % of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such percentage, the holders of any issued Special Voting Unit who are present at

the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 7 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof.

11.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Right Holders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though such person has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders and Special Right Holders shall be binding upon all the Unitholders and Special Right Holders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Right Holder,

if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders and Special Right Holders, if any, as the case may be. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10 No Breach

Notwithstanding any provisions of this Indenture, neither the Unitholders nor Special Right Holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

11.11 Resolutions in Writing

Notwithstanding any other provision of this Indenture, after due and proper prior notice to all Unitholders, a resolution in writing executed by any number of Unitholders at any time shall be as valid and binding for all purposes of this Indenture as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.5 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be

printed, lithographed or otherwise mechanically reproduced thereon and, in such event, a certificate so signed is as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

12.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only

by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, whether express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or inquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal

representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereto, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all exchange fees associated with any such exchange.

12.11 Offer for Units

(a) In this Section 12.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection (b) and includes any assignee of the Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) "**Offer**" means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) "**offer to acquire** " includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Units;

(v) "**Offeror's Notice** " means the notice described in subsection (c); and

(vi) "**Offeror's Units** " means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c), the Trustee, if the Offeror has complied with subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 12.11; and

(iii) send to each Dissenting Unitholder who has not complied with subsection (d) the a notice stating that:

(A) his or her Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) or such other documents as the Trustees, or such other person may require in lieu thereof;

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
TERMINATION

13.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

13.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or

times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized under Section 13.2.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

13.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Trust Indenture in the circumstances set forth in Section 10.1 where the Trustee and the Corporation may do so without the consent, approval or ratification of the Special Unitholders or any other person; and

(b) modifying or amending any provisions of this Trust Indenture where the modification or amendment has been approved by Special Resolution.

Notwithstanding Section 11.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

14.2 Provision for Amended and Restated Indentures

Notwithstanding Section 14.1, following any amendments to this Trust Indenture, the parties to the Trust Indenture may enter into an amended and restated version of the Trust Indenture which shall include and give effect to all amendments to the Trust Indenture in effect at the applicable time.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or

newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2 Appointment of Auditors

Subject to Sections 16.4 and 16.5, the Auditors will be selected at each annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the directors of the Corporation.

16.3 Auditors Ceasing to Hold Office

The Auditors shall cease to hold office when the Auditor resigns or is removed pursuant to Section 16.4. The resignation of the Auditors shall become effective at the time a written resignation is sent to the Trust or at the time specified in the resignation, whichever is later.

16.4 Removal of Auditors

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for that purpose. A

vacancy created by the removal of Auditors as aforesaid may be filled by the Trustee with the approval of a majority of votes cast by Unitholders at a meeting duly called for that purpose, or if not so filled, may be filled under Section 16.5.

16.5 Filling Vacancy

The board of directors of the Corporation shall forthwith fill a vacancy in the office of Auditors. The Auditors appointed to fill a vacancy shall hold office until the unexpired term of the Auditors' predecessor. The board of directors of the Corporation shall fix the remuneration of the Auditors appointed to fill such a vacancy.

16.6 Reports of Auditors

The Auditor shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture with any amendments thereto.

17.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30, September 30 and December 31 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

17.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, as soon as practicable following Closing, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7 Income Tax Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act.

17.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 18
MISCELLANEOUS

18.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in the provinces of Canada as determined necessary by the Corporation or Counsel.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

18.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Indenture.

18.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Valiant Trust Company at Suite 510, 550 - 6th Avenue S.W., Calgary, AB T2P 0S2, Canada, Attention: Zinat Damji, (Fax: (403) 233-2857), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 888, 665 – 8th Street S.W., Calgary, Alberta T2P 3K7, Attention: President (Fax: (403) 265-4168) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 Reference to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 1st day of August, 2002.

TRINIDAD DRILLING LTD.

By: *"Michael E. Heier"*

By: *"Brent J. Conway"*

VALIANT TRUST COMPANY

By: *"Zinat H. Damji"*

By: *"Jenny M. Hart"*

SCHEDULE

To the annexed trust indenture dated as of August 1, 2002
and made between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

Trinidad Energy Services Income Trust

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated as of August 1, 2002)

No. Trust Units

CUSIP

THIS CERTIFIES THAT

____

is the registered holder of fully paid Trust Units issued by Trinidad Energy Services Income Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of August 1, 2002 and made between, Trinidad Drilling Ltd. (the "Corporation") and Valiant Trust Company (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of

this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary or the City of Toronto, as applicable and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by a instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture contains restrictions on the ownership of Trust Units by non-residents of Canada within the meaning of the *Income Tax Act* (Canada). If at any time the Trustee becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Trust Units to any person unless the person provides a declaration that the person is not a non-resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by non-residents, the Trustee may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

TRINIDAD DRILLING LTD.

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

Countersigned and Registered
VALIANT TRUST COMPANY
Transfer Agent and Registrar of the Trust

By: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

(please print or typewrite name and address of assignee)

________ Trust Units of Trinidad Energy Services Income Trust represented by this certificate and hereby irrevocable constitutes and appoints ________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated

(SIGNATURE OF TRANSFEROR)

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a Canadian chartered bank, a trust company in Canada or a member firm of The Toronto Stock Exchange, the Montreal Exchange, the Canadian Venture Exchange Inc., a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program ("STAMP").

ARROW DRILLING INC.

- and -

TRINIDAD DRILLING LTD.

ASSET PURCHASE AGREEMENT

February 19, 2004

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT made as of the 19th day of February, 2004.

BETWEEN:

ARROW DRILLING INC., a corporation incorporated pursuant to the laws of the Province of Alberta

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta

WHEREAS the Vendor desires to sell, transfer and assign to the Purchaser and the Purchaser desires to purchase from the Vendor the Purchased Assets on the terms and conditions set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a) "**85(1) Election**" has the meaning ascribed thereto in Section 2.11.

(b) "**Additional Indemnitees**" means, with respect to any Person to which an indemnity is granted pursuant to Article 9, its affiliates and the respective trustees, directors, officers, servants, agents and employees of that Person and its affiliates.

(c) "**Adjustment Date**" has the meaning ascribed thereto in Subsection 2.6(d).

(d) "**Adjustment Statement**" has the meaning ascribed thereto in Subsection 2.6(d).

(e) "**affiliate**" means, in relation to any Person, any other Person that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(f) "**Agreement**" means this asset purchase agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(g) "**Agreement Default**" means any material misrepresentation or material breach of warranty made by a Party, or the failure of a Party to perform or observe in any material respect any of the covenants or agreements to be performed by such Party under this

Agreement or any agreement or other certificate or instrument delivered in connection herewith.

(h) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(i) "**Applicable Privacy Laws**" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(j) "**Asset Statement**" has the meaning ascribed thereto in Subsection 2.8(d).

(k) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(l) "**Balance Adjustment**" has the meaning ascribed thereto in Subsection 2.7(a).

(m) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(n) "**Cash Portion**" has the meaning ascribed thereto in Section 2.3.

(o) "**Certificate of Dispute**" has the meaning ascribed thereto in Subsection 2.8(e)(ii).

(p) "**Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(q) "**Closing**" means the transfer by the Vendor to the Purchaser of the Purchased Assets and the payment by the Purchaser to the Vendor of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(r) "**Closing Date**" means the Financing Completion Date (which is anticipated to be March 8, 2004) or such earlier or later date as the Parties may agree in writing; provided that the Financing Completion Date may be no later than March 31, 2004 without the prior written consent of the Parties.

(s) "**Customer List**" has the meaning ascribed thereto in Subsection 4.1(p).

(t) "**Deemed Value Per Exchangeable Share**" has the meaning ascribed thereto in Section 2.5.

(u) "**Direct Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(v) "**Disclosed Personal Information**" has the meaning ascribed thereto in Section 12.1.

(w) "**Disclosure Documents**" has the meaning ascribed thereto in Section 3.2.

(x) "**Documents**" means all contracts, agreements, documents, permits, licenses, certificates, plans, drawings, specifications, reports, compilations, analysis, studies, financial statements, budgets, market surveys, corporate records and any other documents or information of whatsoever nature relating to the Vendor's business and any and all rights in relation thereto.

(y) "**Effective Period**" has the meaning ascribed thereto in Section 2.6(a).

(z) "**Environmental Law**" means any requirement pursuant to Applicable Law relating to the protection of human health, safety or the environment or to emissions, discharges or Releases of pollutants, contaminants, or chemicals, or industrial, toxic or hazardous substances or wastes, into the environment (including structures, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, including petroleum and petroleum products and byproducts.

(aa) "**Environmental Permits**" has the meaning ascribed thereto in Subsection 4.1(y)(xv).

(bb) "**Equity Financing**" has the meaning ascribed thereto in Subsection 5.1(b).

(cc) "**Exchangeable Shares**" has the meaning ascribed thereto in the exchangeable share provisions substantially in the form attached hereto as Schedule 1.1(cc).

(dd) "**Excluded Assets**" means those assets which are "Current Assets" and "Current Liabilities" as determined in accordance with GAAP, and as such assets exist at the Closing Date.

(ee) "**Final Working Capital Balance**" has the meaning ascribed thereto in Subsection 2.6(d).

(ff) "**Financing Completion Date**" means the date on which the closing of the Equity Financing occurs.

(gg) "**Forfeited Amount**" has the meaning ascribed thereto in Subsection 2.8(d).

(hh) "**GAAP**" or "**Generally Accepted Accounting Principles**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(ii) "**Goodwill**" means the goodwill associated with the operation of the business of the Vendor including, but not limited to, the name, Customer List, earning power, reputation and knowledge which is of a commercial nature to the success of the Vendor's business.

(jj) "**GST**" means the goods and services tax imposed under Part IX of the *Excise Tax Act* (Canada).

(kk) "**Hazardous Material**" means any chemicals or other materials or substances that are defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "pollutants", "contaminants", or words of similar import under any Environmental Law, including petroleum and petroleum products and byproducts and radioactive materials (including naturally occurring radioactive materials); and any other chemical, material or substance, the presence of or exposure to which is prohibited, limited or regulated by any Authorized Authority under any Environmental Law.

(ll) "**Holdback Amount**" has the meaning ascribed thereto in Subsection 2.8(a).

(mm) "**Holdback Holder**" has the meaning ascribed thereto in Subsection 2.8(a).

(nn) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(oo) "**Indemnified Losses**" means, in relation to any Person, any and all liabilities, indebtedness, obligations, losses, damages, claims, assessments, fines, penalties, costs, fees and expenses of every kind, nature or description suffered or incurred by such Person, whether fixed or contingent, known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief, but excluding indirect damages, punitive damages, special or consequential damages (including loss of profits or revenues) and loss of business.

(pp) "**Indemnifier**" means any Person granting an indemnity pursuant to Section 9.1 or 9.2.

(qq) "**Indemnitee**" means any Person indemnified pursuant to Section 9.1 or 9.2.

(rr) "**Independent Auditor**" means a chartered accountant or firm of chartered accountants as chosen by the Vendor from amongst two candidates put forward by the Purchaser which is "independent" to the Purchaser and the Vendor, as such term is defined in accordance with GAAP.

(ss) "**Independent Valuator**" means an equipment appraiser, business valuator, chartered accountant or firm of chartered accountants as chosen by the Vendor from amongst two candidates put forward by the Purchaser which is, where applicable, "independent" to the Purchaser and the Vendor, as such term is defined in accordance with GAAP.

(tt) "**Intellectual Property Rights**" means any statutory or common law rights of the Vendor in any jurisdiction, including the registration or application for registration of such rights, provided under: (i) patent law; (ii) copyright law; (iii) trade-mark law, including trade names; (iv) design patent or industrial design law; (v) semi-conductor chip or mask work law; and any other statutory provision or common law principle applicable hereto which

may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, formulae, algorithms, concepts, inventions or know-how, and specifically includes all rights of the Vendor to the name "Arrow Drilling Inc." and any logos associated therewith.

(uu) "**Interim Period**" has the meaning ascribed thereto in Subsection 8.1(a).

(vv) "**Letter Agreement**" means the letter agreement dated February 4, 2004 between the Purchaser and the Vendor.

(ww) "**Offering Costs**" has the meaning ascribed thereto in Section 3.2.

(xx) "**Parties**" means the Vendor and the Purchaser and "**Party**" means one of them.

(yy) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(zz) "**Personal Information**" means information about an individual transferred to one Party by another in accordance with this Agreement and/or as a condition of the transaction contemplated hereby.

(aaa) "**Personnel List**" has the meaning ascribed thereto in Subsection 4.1(q).

(bbb) "**Professional Fees**" means reasonable fees and disbursements of legal counsel, consultants and expert witnesses and other reasonable out-of-pocket expenses incurred in connection therewith.

(ccc) "**Purchased Assets**" means all right, title and interest of the Vendor in and to the Tangibles, the Spare Parts, the Intellectual Property Rights, the Goodwill and the Customer List, but excluding the Excluded Assets.

(ddd) "**Purchase Price**" has the meaning ascribed thereto in Section 2.2.

(eee) "**Purchaser**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the Province of Alberta.

(fff) "**Purchaser's Counsel**" means the law firm of Blake, Cassels & Graydon LLP.

(ggg) "**Related Persons**" has the meaning ascribed thereto in Subsection 8.1(b)(v).

(hhh) "**Release**" means any actual or threatened release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or any structure.

(iii) "**Release Date**" means the 30th day following the Closing Date.

(jjj) "**Shareholder Agreement**" has the meaning ascribed thereto in Subsection 5.1(u).

(kkk) "**Shareholders**" means Atlas Concrete Inc., Alice E. Peach, William P. Semnovitch, James O. Tainsh, Jack C. Anderson, Gerald A. Berkhold, Ronald L. Graham and H. Douglas Hunter, each a "**Shareholder**".

(lll) "**Spare Parts**" means all of the spare and replacement parts and replacement accessories for or associated with the Tangibles currently in possession of the Vendor or that may come into possession of the Vendor after the date hereof and prior to the Time of Closing.

(mmm) "**Support Agreement**" means the support agreement substantially in the form attached as Schedule 1.1(mmm).

(nnn) "**Tangibles**" means all right, title and interest of the Vendor in and to the items of personal property set forth in Schedule 1.1(nnn).

(ooo) "**Third Party**" has the meaning ascribed thereto in Subsection 9.5(c).

(ppp) "**Third Party Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(qqq) "**Time of Closing**" means 6:30 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

(rrr) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust existing pursuant to the laws of the Province of Alberta.

(sss) "**Trust Units**" means trust units in the capital of Trinidad Energy.

(ttt) "**TSX**" means the Toronto Stock Exchange.

(uuu) "**Underlying Units**" means the Trust Units into which the Exchangeable Shares are exchangeable.

(vvv) "**Vendor**" means Arrow Drilling Inc., a corporation incorporated pursuant to the laws of the Province of Alberta, and includes any divisions or subdivisions, whether operating under registered trade names or not, of Arrow Drilling Inc.

(www) "**Vendor's Counsel**" means the law firm of Burnet, Duckworth & Palmer LLP.

(xxx) "**Vendor's Election**" has the meaning ascribed thereto in Section 2.3.

(yyy) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement substantially in the form attached as Schedule 1.1(yyy).

(zzz) "**Working Capital**" means the current assets minus the current liabilities of the Vendor as calculated in accordance with GAAP.

(aaaa) "**Working Capital Balance**" has the meaning ascribed thereto in Subsection 2.6(b).

1.2 References and Headings

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections

or schedules of this Agreement. Any reference to time shall refer to Calgary time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8 Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9 Schedules

The following Schedules are attached hereto and made part of this Agreement:

Schedule 1.1(cc) – Exchangeable Share Provisions
Schedule 1.1(mmm) – Form of Support Agreement
Schedule 1.1(nnn) – Tangibles
Schedule 1.1(yyy) – Form of Voting and Exchange Trust Agreement
Schedule 2.10 – Allocation of Purchase Price
Schedule 4.1(k) – Encumbrances
Schedule 4.1(p) – Customer List
Schedule 4.1(q) – Personnel List
Schedule 4.1(r) – Material Contracts
Schedule 4.1(w) – Employee Benefits and Pension Plans
Schedule 5.1(h) – Form of Release
Schedule 5.1(l) – Form of General Conveyance
Schedule 5.1(r) – Form of Non-Competition Agreements
Schedule 5.1(u) – Certain Terms of Shareholder Agreement

ARTICLE 2
SALE AND CONVEYANCE

2.1 Purchase and Sale of Purchased Assets

Subject to the terms and conditions hereof, at the Time of Closing, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase and receive from the Vendor, the Vendor's entire right, title and interest in and to the Purchased Assets for the Purchase Price as determined by the provisions of Section 2.2.

2.2 The Purchase Price

Subject to the provisions of Sections 2.3, 2.6 and 2.8, the Purchaser and the Vendor agree that the purchase price for the Purchased Assets (the "**Purchase Price**") will be an aggregate of $45,000,000 (inclusive of the Holdback Amount), payable (in accordance with the Vendor's Election) in cash and the issuance of the Exchangeable Shares. The Exchangeable Shares will be issued at the Deemed Price Per Exchangeable Share as determined pursuant to Section 2.5. The Purchase Price (less the Holdback Amount and net of any adjustment pursuant to Section 2.6) shall be paid to the Vendor on the Closing Date.

2.3 Vendor's Election

The Vendor, in its sole discretion, will irrevocably elect (the "**Vendor's Election**") the proportion of the Purchase Price to be satisfied by the delivery of cash (the "**Cash Portion**") and, correspondingly, the portion of the Purchase Price to be satisfied by the delivery of Exchangeable Shares; provided that, the Cash Portion must be between 60% to 70% of the total Purchase Price. The Vendor must advise the Purchaser of the details of the Vendor's Election in writing at least five Business Days prior to the Closing Date.

2.4 Payment of the Purchase Price

The Purchaser covenants that the Purchase Price (less the Holdback Amount) shall be paid to the Vendor at the Time of Closing by the Purchaser delivering: (i) a certified cheque or bank draft in an amount equal

to the Cash Portion (less the Holdback Amount) issued in favour of the Vendor; and (ii) a certificate, registered in the name of the Vendor, in respect of the Exchangeable Shares.

2.5 Issuance of Exchangeable Shares

The Exchangeable Shares will be issued at a deemed value per Exchangeable Share (the "**Deemed Value Per Exchangeable Share**") equal to the price per Trust Unit obtained by Trinidad Energy pursuant to the Equity Financing. The Parties acknowledge and agree that the issuance of any Exchangeable Shares and the Deemed Value Per Exchangeable Share shall be subject to the prior approval of the TSX and compliance with Applicable Law. The Vendor acknowledges that the Exchangeable Shares may be subject to hold periods in accordance with the provisions of Applicable Law and the rules of the TSX and agrees that the certificate representing the Exchangeable Shares (and any Underlying Units) will bear a legend to that effect. **[Certain provisions have been deleted to maintain confidentiality]**

2.6 Operating Income Adjustment

(a) The Vendor and the Purchaser agree that the positive change in Working Capital of the Vendor for the period commencing February 1, 2004 and ending on the Closing Date (the "**Effective Period**") will be for the benefit of the Purchaser.

(b) Five Business Days prior to the Closing Date, the Vendor will provide the Purchaser with financial statements of the Vendor for the Effective Period, which financial statements will provide a detailed estimate of the positive change in Working Capital for the Effective Period (the "**Working Capital Balance**").

(c) At the Time of Closing, the Vendor agrees that the Purchase Price and, in particular, the Cash Portion thereof, will be decreased by an amount equal to the positive change in Working Capital for the Effective Period.

(d) Not later than 90 days from the Closing Date (the "**Adjustment Date**"), the Vendor will provide the Purchaser with a statement (the "**Adjustment Statement**"), prepared in accordance with GAAP. The Adjustment Statement will set forth the Vendor's actual change in Working Capital for the Effective Period (the "**Final Working Capital Balance**"). The Final Working Capital Balance shall be subject to the audit rights set forth in Section 2.7.

(e) On the Adjustment Date, the Purchase Price will be adjusted on a dollar for dollar basis to account for the difference between the Working Capital Balance and the Final Working Capital Balance. To the extent that the Working Capital Balance is less than the Final Working Capital Balance, the Vendor shall forthwith pay the difference to the Purchaser. To the extent that the Working Capital Balance is more than the Final Working Capital Balance, the Purchaser shall forthwith pay the difference to the Vendor, unless it advises the Vendor, orally or in writing, that it intends to exercise its audit rights as contained in Section 2.7, at which point such payment by the Purchaser shall no longer be required and the rights and obligations of the Parties will be governed by Section 2.7.

2.7 Audit Rights of the Purchaser

(a) The Vendor shall provide the Purchaser with the right to review the Adjustment Statement at the earliest opportunity following its preparation and shall provide full access to the working papers of the Vendor to aid in such review. If the Purchaser

believes that any change is required to be made to the Adjustment Statement (a "**Balance Adjustment**"), it shall deliver written notice of any such Balance Adjustment, including the reason for such Balance Adjustment, to the Vendor. A notice of Balance Adjustment, if any, shall be delivered within ten Business Days of the Adjustment Date.

(b) If the Purchaser delivers written notice of any Balance Adjustment to the Vendor on or before the date which is ten Business Days from the Adjustment Date, and if the Balance Adjustment is disputed by the Vendor and they fail to resolve such dispute forthwith, then, at the written request of either Party, the Independent Auditor shall be promptly engaged to resolve such dispute and the Independent Auditor shall be required to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within ten Business Days after the dispute is referred to it. The decision of the Independent Auditor shall be final and binding. The fees and expenses of the Independent Auditor shall be shared as to 50% by the Vendor and as to 50% by the Purchaser. To the extent that the Independent Auditor confirms that the Final Working Capital Balance was understated by the Vendor, within five Business Days of the decision of the Independent Auditor, the Vendor shall deliver to the Purchaser a certified cheque or bank draft in the amount of such understatement. To the extent that the Independent Auditor confirms that the Final Working Capital Balance was not understated by the Vendor, within five Business Days of the decision of the Independent Auditor, the Purchaser shall deliver to the Vendor a certified cheque or bank draft in the amount contemplated by Subsection 2.6(e).

(c) If the Purchaser does not deliver a Balance Adjustment within ten Business Days of the Closing Date, then the Final Working Capital Balance shall be deemed conclusive and accepted by the Purchaser and the Purchaser shall be forthwith required to make any payment contemplated by Subsection 2.6(e), if applicable, to the Vendor.

2.8 Holdback Respecting Asset Condition

(a) At the Time of Closing, $4,000,000 of the Cash Portion (the "**Holdback Amount**") will be deposited in trust with the Vendor's Counsel (the "**Holdback Holder**").

(b) The Holdback Holder may deposit the Holdback Amount in an interest bearing account with a Canadian chartered bank, credit union or trust company authorized to carry on business in Alberta, provided that the Holdback Holder shall not be obligated to deposit the Holdback Amount in an interest bearing account if the period of such deposit is or is expected to be less than 30 days or the Parties otherwise agree.

(c) Interest earned on the Holdback Amount, if any, shall be paid in the same manner as the Holdback Amount, interest to follow the principal.

(d) On or prior to the Release Date: (i) the Purchaser shall conduct a physical inspection of the Tangibles; and (ii) the Purchaser shall deliver to the Vendor a written summary (the "**Asset Statement**") providing the Vendor with reasonable details as to how the Forfeited Amount (as described below) was determined. If any of the Tangibles are not in existence or are not in good operating condition, reasonable wear and tear excepted, the Purchase Price shall be adjusted downward by an amount equal to the fair market value of any missing Tangibles, plus the cost to bring any Tangibles into good operating condition (such amount being referred to as the "**Forfeited Amount**"); provided that, in the event that the Forfeited Amount as set forth in the Asset Statement is less than $150,000, or if the Purchaser fails to so deliver an Asset Statement by the Release Date,

for the purposes of this Section 2.8 only, all of the Tangibles shall be conclusively deemed to be in existence and in good operating condition, reasonable wear and tear excepted.

(e) The Holdback Holder shall hold and distribute the Holdback Amount as follows:

(i) In the event that the Purchaser has, on or before 5:00 p.m. (Calgary time) on the Release Date, delivered to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) the Asset Statement and a certificate certified by an officer of the Purchaser:

(A) stating that in the *bona fide* opinion of such officer, one or more of the Tangibles is not in existence or is not in good operating condition, reasonable wear and tear excepted;

(B) identifying the Tangibles alleged to be missing or not in good operating condition and giving reasonable details of such claim; and

(C) setting forth the Forfeited Amount,

the Holdback Holder shall:

(D) as soon as is reasonably possible following receipt of the Asset Statement, deliver to the Vendor a copy of such Asset Statement along with a bank draft, certified cheque, or solicitors' trust cheque payable to the Vendor in an amount equal to the difference between the Holdback Amount and the Forfeited Amount; and

(E) continue to hold the Forfeited Amount and shall not release the same except as required under Subsection 2.8(e)(ii) or with the express written direction of both the Vendor and the Purchaser or except as may be ordered by any Court of competent jurisdiction.

(ii) The Purchaser shall provide to the Vendor the right to review the Asset Statement at the earliest opportunity following its preparation and shall provide full access to the working papers of the Purchaser to aid in such review. The Vendor shall have five Business Days after delivery of the Asset Statement in accordance with Subsection 2.8(e)(i)(D) to deliver to the Purchaser and to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) a notice (the "**Certificate of Dispute**") disputing, in reasonable detail, the Purchaser's claim to the Forfeited Amount or some portion thereof. If the Vendor fails to deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in such manner, the Holdback Holder shall unconditionally release, as soon as is reasonably possible, the Forfeited Amount to the Purchaser (by delivery in the manner contemplated by Section 11.1 to Trinidad's Drilling address as set forth in Section 11.2). If the Vendor does deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in the manner set forth above disputing the Purchaser's claim to all or a portion of the Forfeited Amount, then the Holdback Holder shall unconditionally release to the Purchaser (by delivery in the manner contemplated by Section 11.1 to the Purchaser's address as set forth in Section 11.2), as soon as

is reasonably possible, such portion of the balance of the Forfeited Amount as is claimed by the Purchaser but which is not in dispute, and continue to hold the balance of the Forfeited Amount until the Holdback Holder is provided with a joint written direction of the Purchaser and the Vendor instructing the Holdback Holder as to how such balance of the Forfeited Amount is to be delivered.

(iii) In the event that no Asset Statement has been delivered to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) on or before 5:00 p.m. (Calgary time) on the Release Date, the Holdback Holder shall, on the Release Date, or as soon as is reasonably possible thereafter, deliver to the Vendor a bank draft, certified cheque or solicitors' trust cheque, payable to the Vendor in a sum equal to the entirety of the Holdback Amount.

(f) If the Vendor delivers a Certificate of Dispute in accordance with Subsection 2.8(e)(ii) and if the Certificate of Dispute is disputed by either of the Parties and they fail to resolve such dispute forthwith, then at the written request of either Party (with concurrent delivery of notice of the same to the Holdback Holder), the Independent Valuator shall be promptly engaged to resolve such dispute and the Independent Valuator shall be required to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within ten Business Days after the dispute is referred to it. The decision of the Independent Valuator shall be final and binding and the Parties agree to give, within three Business Days of the Independent Valuator's decision, a joint written direction to the Holdback Holder consistent with the decision of the Independent Valuator. The fees and expenses of the Independent Valuator shall be shared as to 50% by the Vendor and as to 50% by the Purchaser.

(g) In the event that joint written instructions are required from the Purchaser and the Vendor regarding the distribution or payment of the Forfeited Amount or any part of the Forfeited Amount and the Vendor or the Purchaser fail to provide the same or there is an order of any court of competent jurisdiction for a third party claim or garnishment respecting the Holdback Amount or any part of the Holdback Amount, or for any reason the Holdback Holder wishes to cease holding the Holdback Amount or any portion thereof; provided that, the Holdback Holder makes this latter decision in good faith and not to give one Party preference over the other, then the Holdback Holder shall be at liberty at any time to apply to have the Holdback Amount, or the balance remaining of the Holdback Amount (other than amounts out of the Forfeited Amount that the Holdback Holder is already obliged to release hereunder), paid into court, less the reasonable fees and disbursements of the Holdback Holder incurred in making an application to the court, and upon payment into court as provided by such court order, the Holdback Holder shall be relieved of any obligation with respect to the Holdback Amount.

2.9 Reimbursement for Prepaid Expenses

The Vendor may deliver to the Purchaser (within 30 days of the Closing Date) a certificate of an officer of the Vendor setting forth those prepaid expenses of the Vendor: (i) which were made by the Vendor in respect of the Purchased Assets (such prepaid expenses having been made in the ordinary course of business, consistent with past practice) prior to the Closing Date for periods extending past the Closing Date; (ii) which the Purchaser has enjoyed or will enjoy the benefit of subsequent to the Closing Date; and (iii) in respect of which the Vendor has used reasonable commercial efforts to obtain reimbursement from the payee of the same and has been unsuccessful. Within ten Business Days of the receipt by the

Purchaser of such officer's certificate, the Purchaser shall pay the Vendor for such prepaid expenses to an aggregate maximum of $10,000.

2.10 Allocation of Purchase Price

At Closing, the Purchase Price will be allocated among the Purchased Assets in accordance with Schedule 2.10.

2.11 85(1) Election

The Purchaser and the Vendor shall jointly execute an election (the "**85(1) Election**") in the form prescribed pursuant to subsection 85(1) of the *Income Tax Act* (Canada) in respect of the sale of the Purchased Assets and the Vendor shall file such election in the time prescribed by subsection 85(6) of the *Income Tax Act* (Canada). The Parties agree that the total "elected amount" shall be equal to the Cash Portion, and that the allocation of the "elected amount" to those Purchased Assets described in Class 41 of Schedule II to the Regulations of the *Income Tax Act* (Canada) shall be the greatest amount permitted under the provisions of, and Regulations under, the *Income Tax Act* (Canada), having regard to the allocation in Section 2.10 and the minimum required allocation of the total "elected amount" to the other Purchased Assets.

2.12 GST Election

The Purchase Price does not include GST. It is the understanding of the Vendor and the Purchaser as of the date hereof that, subject to the filing of a prescribed election, no GST is exigible in respect of the transfer of the Purchased Assets. At the Time of Closing, the Vendor and the Purchaser shall execute jointly an election under Section 167 of the *Excise Tax Act* (Canada) and the Purchaser shall file such election with its GST return for the reporting period in which the Closing occurs. The Purchaser agrees to indemnify and save harmless the Vendor and its Additional Indemnitees in respect of their Indemnified Losses suffered or incurred by any of them as a result of not collecting or remitting any such GST, and, in particular, if subsequent to Closing, such election is rejected or overturned by the Minister of National Revenue, then the Purchaser shall pay the GST that is determined to be payable in respect of the transfer of the Purchased Assets, including any interest and penalties payable in respect thereof.

2.13 Shareholder Support Agreements

The Purchaser hereby acknowledges receipt of shareholder support agreements between the Purchaser and each of the Shareholders, duly executed by such parties.

ARTICLE 3
ADDITIONAL COVENANTS

3.1 Offers of Employment

If Closing occurs, the Purchaser (or its nominee) agrees to make offers of employment to all employees of the Vendor, on the same or better terms as enjoyed by such employees as at February 4, 2004, and to assume the respective years of service for those employees of the Vendor who accept such offers. The Vendor agrees that until the termination of this Agreement, it will not terminate the employment of any of its key employees except as contemplated in this Agreement, without the prior written consent of the Purchaser. Notwithstanding the foregoing, the Purchaser will have no obligation to implement or continue for any such employees any of the benefits, plans or other obligations described in Subsection 4.1(w); provided, however, that such employees shall be entitled to, where applicable, participate in the Purchaser's existing benefit plans in accordance with the Purchaser's normal business practice.

3.2 Disclosure Obligations

The Vendor consents to disclosure by the Purchaser and Trinidad Energy (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, press release or other document, the form and content of which are subject to or proscribed by Applicable Law (collectively, "**Disclosure Documents**"), of a description of the assets and businesses of the Vendor and such historical financial and operational information for the Vendor as may be required by Applicable Law to be included in any Disclosure Documents. The Vendor shall use reasonable commercial efforts to obtain the co-operation of its auditors and accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting the Vendor to be contained in any Disclosure Document. In addition, the Vendor shall use reasonable commercial efforts to obtain from its auditors any required "comfort letter" regarding any of the aforesaid financial information contained in any Disclosure Document and to obtain the consent of its auditors to the inclusion of the auditors' report or reports in respect of any audited financial statements of the Vendor included in any Disclosure Document. The Purchaser acknowledges that the Vendor has incurred, and will continue to incur, costs of Ernst & Young LLP (including French translation costs) specifically for the purpose of preparing financial information for inclusion in the prospectus of Trinidad Energy which is being prepared in connection with the Equity Financing (the "**Offering Costs**"). In the event that Closing does not occur (other than pursuant to an Agreement Default by the Vendor, in which case none of the Offering Costs shall be borne by the Purchaser), all of the reasonable Offering Costs shall be reimbursed by the Purchaser. If Closing does occur, such reasonable Offering Costs shall be shared equally between the Vendor and the Purchaser, other than the aforementioned reasonable French translation costs which will be borne in their entirety by the Purchaser. The provisions of this Section 3.2 shall survive Closing for a period of three years; provided that, other than the Offering Costs, all costs associated with such future audits or reviews will be borne by the Purchaser.

3.3 [Deleted to maintain confidentiality]

3.4 Exclusivity Obligations

None of the Vendor, the Shareholders nor their respective shareholders, directors, officers, employees or agents shall, directly or indirectly, alone or jointly or in concert with any other Person: (i) invite or solicit offers or expressions of interest from third parties for the sale of the Purchased Assets or any securities of the Vendor (or any part of such Purchased Assets or securities); (ii) negotiate with or consider or review unsolicited offers of third parties for the sale of the Purchased Assets or the securities of the Vendor (or any part of such Purchased Assets or securities); or (iii) disclose confidential information to third parties or amend existing confidentiality agreements with third parties in connection with the foregoing, until the earlier of:

(a) written agreement between the Purchaser and the Vendor;

(b) termination of this Agreement by the Purchaser or the Vendor in accordance with the provisions of Section 10.1; and

(c) the Closing.

3.5 Change of Name

The Vendor agrees that following Closing it will, as soon as is reasonably possible, and, in any event, within ten Business Days, change its name from "Arrow Drilling Inc." and further agrees to not change its

name back to a name which uses or includes the word "Arrow" or any other form thereof without the prior written consent of the Purchaser.

3.6 [Deleted to maintain confidentiality]

3.7 [Deleted to maintain confidentiality]

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Vendor

To induce the Purchaser to enter into this Agreement and complete the transactions contemplated hereby, the Vendor covenants, represents and warrants to and in favour of the Purchaser now as provided in this Section 4.1:

(a) **Standing.** The Vendor is a corporation, duly organized, validly existing under the laws of the Province of Alberta and duly registered and authorized to carry on business in the Provinces of Alberta, British Columbia and Saskatchewan.

(b) **Requisite Authority.** The Vendor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements, documents and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict.** The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing) under:

(i) any term or provision of the constating documents of the Vendor or any shareholder agreement among any of the Shareholders and/or the Vendor;

(ii) any permit or authorization of any Authorized Authority to which the Vendor is a party or by which the Vendor is bound; or

(iii) Applicable Law.

(d) **Execution and Enforceability.** The Vendor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of the Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(e) **Shareholders.** There are no shareholders of the Vendor other than: **[Deleted to maintain confidentiality]**

(f) **Directors and Officers.** The only directors and officers of the Vendor are as hereinafter set forth: **[Deleted to maintain confidentiality]**

(g) **No Subsidiaries.** The Vendor has no subsidiaries (as such term is defined in the *Business Corporations Act* (Alberta)), and the Vendor has no interest in any other corporation or other unincorporated entity.

(h) **Minute Book.** The minute book of the Vendor as provided to the Purchaser's Counsel contains: (i) true and complete copies of any agreements among the Shareholders in respect of the Vendor; and (ii) other than to the extent that the contrary would have a material adverse impact upon the Purchased Assets, the value thereof or the Purchaser's entitlements hereunder, all minutes of meetings or written resolutions of the directors and shareholders of the Vendor held or passed since the date of incorporation, and all such meetings were either duly called and held or any irregularities in holding or calling such meetings have been waived, and the registers contained in the minute book are accurate and complete.

(i) **Residence.** The Vendor is resident in Canada for the purposes of the *Income Tax Act* (Canada).

(j) **Litigation.** There are no actions, suits or proceedings existing or pending or threatened against the Vendor which would prevent or hinder the consummation of the transaction contemplated by this Agreement.

(k) **No Encumbrances.** Except for the encumbrances set out in Schedule 4.1(k), the Vendor is the absolute beneficial owner of the Purchased Assets with good, beneficial and marketable title thereto, free and clear of all mortgages, charges, liens, pledges, claims, security interests and agreements and other encumbrances of whatsoever nature, and the Vendor has good right, full power and absolute authority to sell and assign the Purchased Assets to the Purchaser for the purpose and in the manner as provided in this Agreement and, immediately upon Closing, the Purchaser will have possession of and may from time to time and at all times thereafter peaceably and quietly have, hold, possess and enjoy the Purchased Assets and every part thereof to and for its own use and benefit without any manner of hindrance, interruption, molestation, claim or demand of, from or by the Vendor or any other Person claiming through the Vendor.

(l) **Condition of Purchased Assets.** All of the Tangibles are in good operating condition, reasonable wear and tear excepted.

(m) **Tangibles.** The Tangibles set forth in Schedule 1.1(nnn) plus the Spare Parts comprise a true and substantially complete listing of the entirety of the assets of the Vendor, excluding the Excluded Assets.

(n) **No Rights to Purchase Purchased Assets.** Other than this Agreement, there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Vendor of any or all of the Purchased Assets.

(o) **No Rights to Purchase Securities.** There exists no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of the Vendor or for the issue of any other securities of any nature or kind of the Vendor.

(p) **Customer List.** Schedule 4.1(p) is a materially complete and accurate list (the "**Customer List**") of all of the customers of the Vendor to whom services have been provided in connection with the operation of the Tangibles during the 24 month period immediately preceding the date hereof and such list accurately sets forth the contact names and numbers for each customer listed, as well as an estimate of the number of drilling days per customer during such period.

(q) **Personnel List.** Schedule 4.1(q) is a true and complete list (the "**Personnel List**") of all personnel (including employees, contractors and consultants) employed, subcontracted or hired by the Vendor in connection with the Purchased Assets as of the date hereof and the employment contracts, consulting and other agreements, if any, whether written or oral, applicable to each such Person together with all related information requested by the Purchaser.

(r) **Material Contracts.** Schedule 4.1(r) is a list of each written contract to which the Vendor is a party which could materially affect the business, affairs, operations or financial condition of the Vendor.

(s) **Intellectual Property Rights**. There are no Intellectual Property Rights necessary for the conduct of the Vendor's business as currently conducted other than any common law rights it may have in the name of "Arrow Drilling Inc." and any logos associated therewith and except for the computers and software technology utilized in the Vendor's office premises for accounting and administration.

(t) **GST Registration.** The Vendor is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number for the Vendor is **[Deleted to maintain confidentiality]**.

(u) **Bankruptcy and Insolvency Matters.** No action or proceeding has been commenced or filed by or against the Vendor or which seeks or may lead to receivership, bankruptcy, a consumer proposal or any other similar proceeding in respect of the Vendor, the adjustment, compromise or composition of claims against the Vendor or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for the Vendor or any portion of its assets. No such action or proceeding has been authorized or is being considered by or on behalf of the Vendor and no creditor or equity security holder, if applicable, of the Vendor has threatened to commence or advise that it may commence, any such action or proceeding.

(v) **Labour Matters and Employment Standards.**

(i) The Vendor is not subject to any agreements with any labour union or employee association and has not made any commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and there has not been any attempts to organize, certify or establish any labour union or employee association in relation to any of the persons described in the Personnel List;

(ii) There are no existing or threatened labour strikes or labour disputes, grievances, controversies or other labour troubles affecting the Purchased Assets;

(iii) The Vendor has complied with all laws, rules, regulations and orders applicable to it relating to employment of the persons described in the Personnel List, including those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation. There are no outstanding charges or complaints against the Vendor relating to unfair labour practices or discrimination or under any legislation relating to the Persons described in the Personnel List. The Vendor has paid in full all amounts owing under all applicable workers' compensation legislation in the provinces in which it conducts operations in connection with the Purchased Assets, and the workers' compensation claims experience in connection with the operation of the Purchased Assets would not permit a penalty reassessment under such legislation; and

(iv) At the Time of Closing, the Vendor will have terminated its employment of all persons described in the Personnel List and will have paid in full all amounts, obligations and debts owing to any of the Persons described in the Personnel List by the Vendor or incurred by the Vendor in connection with the employment services provided by any of the Persons described in the Personnel List up to and including the Closing Date, including, without limitation, all wages, salary, bonuses, commissions and holiday pay, but not including any severance amounts in lieu of notice of termination without cause.

(w) **Employee Benefit and Pension Plans**. The Vendor does not have, and is not subject to, any present or future obligation or liability under any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, whether formal or informal except as described in Schedule 4.1(w).

(x) **Deductions at Source**. The Vendor has fulfilled all requirements under the *Income Tax Act* (Canada) and the regulations thereto, the Canada Pension Plan, the *Employment Insurance Act* (Canada) and any applicable provincial legislation, for withholding of amounts from the persons described in the Personnel List and has remitted all amounts withheld to the appropriate authorities within the prescribed times.

(y) **Environmental Matters**. Other than where the contrary would not materially and adversely impact title to, or the value of, the Purchased Assets or would not create any liability or obligation of the Purchaser following Closing:

(i) The Vendor has not received any written notice of any non-compliance with Environmental Law.

(ii) The Vendor has not received any order or directive which relates to environmental matters and which requires any work, repairs, construction, or capital expenditures.

(iii) The Vendor has not received any demand or notice with respect to the breach of any environmental, health or safety law applicable to the Vendor or any of its

business undertakings, including any regulations respecting the use, discharge, storage, treatment, transportation, or disposition of environmental contaminants.

(iv) There are no claims, investigations or inquiries pending or threatened against the Vendor (or naming the Vendor as a potentially responsible party) based on non-compliance with any Environmental Law at any of the properties or facilities currently or formerly owned, leased or operated by the Vendor.

(v) Neither the Vendor nor any other person has, with respect to the Vendor's business, filed any notice under any Environmental Law reporting past or present treatment, storage or disposal of a Hazardous Material or reporting a Release of a Hazardous Material.

(vi) No encumbrance for: (A) any liability under Environmental Laws; or (B) damages arising from or costs incurred in connection with a Release of a Hazardous Material or other substance into the environment has been filed or is attached to any property of the Vendor or the Purchased Assets.

(vii) The Vendor has no contingent liability in connection with: (A) the Release or threatened Release into the environment at, beneath or on any property or facility now or previously owned, leased or operated by the Vendor; or (B) the storage or disposal of any Hazardous Material.

(viii) The Vendor has not received any claim, complaint, notice, letter of violation, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facility or property (including off-site storage or disposal of any Hazardous Material from such facility or property) currently or formerly owned, leased or operated by the Vendor.

(ix) No property now or previously owned, leased or operated by the Vendor is listed on any federal, state or provincial list as a site requiring investigation or cleanup.

(x) The Vendor is not transporting, has not transported and is not arranging for the transportation of any Hazardous Material to any location which is listed on any federal, state or provincial list or which is the subject of federal, state, provincial or local enforcement actions or other investigations that would reasonably be expected to lead to material claims against the Vendor for removal or remedial work, contribution for removal or remedial work, damage to natural resources or personal injury.

(xi) There are no sites, locations or operations at which the Vendor is currently undertaking, or has completed, any removal, remedial or response action relating to any such disposal or release, as required by Environmental Laws.

(xii) The Vendor does not own or operate any underground storage tanks, treatment, storage or disposal facilities or any solid waste disposal facilities.

(xiii) There have been no environmental audits, tests, investigations or analyses performed with respect to any property or facility currently owned, leased or operated by the Vendor.

(xiv) The Vendor has not received notice of and is not aware of any material environmental liabilities related to the Purchased Assets.

(xv) All environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of the assets of the Vendor or otherwise in connection with the business or operations of the Vendor have been obtained and maintained in full force and effect; the Vendor has complied with all Environmental Permits in all respects, and there is no action, investigation or proceeding pending or to the knowledge of the Vendor, threatened regarding any Environmental Permit.

(xvi) The Vendor and the Purchased Assets and the ownership, operation, development, maintenance and use thereof are, in all respects, in compliance with all Environmental Laws and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(z) **Tax Matters.** The Vendor has duly filed in a timely manner all tax returns required to be filed by it and has promptly paid all taxes and assessments due and owing and has not entered into an agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any tax return, or the payment or assessment of any tax, governmental charge or deficiency, where the contrary would materially and adversely impact title to, or the value of, the Purchased Assets or would create any liability or obligation of the Purchaser following Closing.

(aa) **Business/Part of a Business.** The Purchased Assets constitute all or substantially all of the property or assets that reasonably can be regarded as being necessary for carrying on the Vendor's business.

4.2 Representations and Warranties of the Purchaser

To induce the Vendor to enter into this Agreement and complete the transactions contemplated hereby, the Purchaser covenants, represents and warrants to and in favour of the Vendor now as provided in this Section 4.2:

(a) **Standing**. The Purchaser is a corporation, duly organized, validly existing under the laws of its jurisdiction of amalgamation, and duly registered and authorized to carry on business in the Province of Alberta and Trinidad Energy is a mutual fund trust, validly formed under the laws of the Province of Alberta.

(b) **Requisite Authority**. Each of the Purchaser and Trinidad Energy has the requisite corporate and trust capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby to which it is a party and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict**. The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing) under:

(i) any term or provision of the constating documents of the Purchaser or Trinidad Energy;

(ii) any permit or authorization of any Authorized Authority to which the Purchaser is a party or by which the Purchaser or Trinidad Energy is bound, other than the TSX and Valiant Trust Company, as trustee for Trinidad Energy; or

(iii) Applicable Law.

(d) **GST Registration.** The Purchaser is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number for the Purchaser is **[Deleted to maintain confidentiality]**.

(e) **Execution and Enforceability.** The Purchaser has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(f) ***Investment Canada Act.*** The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(g) **No Requirements.** Except as may be stipulated as a condition precedent under Section 5.1, there is no requirement on the Purchaser's or Trinidad Energy's part to obtain any authorization, approval, order, license, permit or consent of any Authorized Authority and no registration, declaration or filing by the Purchaser or Trinidad Energy with any such Authorized Authority is required in order for the Purchaser or Trinidad Energy:

(i) to execute and deliver all of the documents and instruments to be delivered by the Purchaser pursuant to this Agreement; and

(ii) to duly perform and observe the terms and provisions of this Agreement.

(h) **Exchangeable Shares**

(i) The Purchaser has, or will have prior to the Time of Closing, duly authorized and approved the issuance of the Exchangeable Shares to be issued hereunder and when issued hereunder, such Exchangeable Shares will be issued as fully paid and non-assessable shares of the Purchaser;

(ii) Trinidad Energy has, or will have prior to the Time of Closing, duly authorized and approved the issuance of the Underlying Units, and when issued, such Underlying Units will be issued as fully paid and non-assessable Trust Units; and

(iii) Trinidad Energy is a reporting issuer in the Province of Alberta and is a "qualifying issuer" under Multilateral Instrument 45-102 and at the date hereof there are no material matters which need to be the subject of a material change report or otherwise disclosed under Applicable Law other than those matters relating to this Agreement and the Equity Financing.

4.3 Reliance and Survival Period

The Vendor acknowledges that the Purchaser may rely on the representations and warranties made by the Vendor pursuant to Section 4.1, and the Purchaser acknowledges that the Vendor may rely on the representations and warranties made by the Purchaser in Section 4.2. The representations and warranties of each Party shall survive the Closing and continue in full force and effect for a period of 12 months following the Closing Date.

4.4 [Deleted to maintain confidentiality]

ARTICLE 5
COMPLETION OF PURCHASE

5.1 Purchaser's Conditions

The obligations of the Purchaser to complete the purchase of the Purchased Assets contemplated herein is subject to the fulfilment of each of the following conditions precedent, unless waived in writing by the Purchaser:

(a) **Vendor's Representations, Warranties and Covenants**. At the Time of Closing, the Vendor shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Section 4.1 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and the Vendor shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) the Vendor has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of the Vendor as contained herein are true and correct as of such date and time.

(b) **Equity Financing**. At the Time of Closing, Trinidad Energy shall have obtained external equity financing in respect of the purchase and sale of the Purchased Assets as contemplated hereby, on terms and conditions satisfactory to Trinidad Energy, in an amount not less than **[Deleted to maintain confidentiality]**, net of expenses and commissions (the "**Equity Financing**").

(c) **Debt Financing.** At the Time of Closing, the Purchaser shall have obtained debt financing in respect of the purchase and sale of the Purchased Assets as contemplated hereby, on terms and conditions satisfactory to the Purchaser, in an amount not less than the difference between the Cash Portion and the Equity Financing.

(d) **No Material Change**. At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) of the Purchased Assets from February 4, 2004.

(e) **Due Diligence.** The Purchaser shall have conducted and completed its investigation of the business and affairs of the Vendor and, in its sole and unrestricted discretion, have been satisfied in all respects with the results of such investigation and have determined to proceed with the transaction contemplated hereby.

(f) **Third Party Approvals**. At the Time of Closing, there shall have been obtained the written consents or approvals, in form and substance satisfactory to the Purchaser and the Purchaser's Counsel, acting reasonably, of any Person or Authorized Authority (including the TSX and Valiant Trust Company, as trustee of Trinidad Energy and any applicable securities regulatory authorities) whose consent to the transactions contemplated hereby is required, and all conditions imposed upon such consents shall have been satisfied and, without limiting the generality of the foregoing, the TSX shall have approved the transactions contemplated hereby, including the issuance of the Underlying Units, without requiring the approval of the same by Trinidad Energy's unitholders.

(g) **No Actions**. At the Time of Closing: (i) no litigation or proceeding shall be pending or threatened to restrain, set aside or invalidate the transactions contemplated by, or to obtain substantial damages in respect of, this Agreement or the Vendor's ownership of the Purchased Assets or operation of the business of the Vendor; and (ii) no legal or regulatory action or proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the transactions contemplated by this Agreement.

(h) **Releases.** At the Time of Closing, the Vendor shall have delivered or caused to have been delivered to the Purchaser duly executed releases, substantially in the form attached hereto as Schedule 5.1(h), from each of **[Deleted to maintain confidentiality]**.

(i) **Board Approval.** The Board of Directors of the Purchaser shall have approved the transactions contemplated by this Agreement.

(j) **Corporate Proceedings**. At the Time of Closing, all necessary steps and proceedings of the Vendor and the Shareholders, as approved by the Purchaser's Counsel, shall have been taken to permit the Purchased Assets to be duly and regularly transferred to the Purchaser **[Deleted to maintain confidentiality]**, and the Vendor shall have delivered certified copies of resolutions of the Shareholders and of the Board of Directors of the Vendor resolving to approve the sale of the Purchased Assets.

(k) **Working Capital Balance.** The Vendor shall have delivered the financial statements in respect of the Working Capital Balance in accordance with Subsection 2.6(b), and the Purchaser, acting reasonably, shall be satisfied with the same.

(l) **Closing Documents**. The Vendor shall have executed and delivered to the Purchaser all documents as the Purchaser or the Purchaser's Counsel may request for the purposes of effecting the transfer and delivery of the Purchased Assets in accordance with the terms of this Agreement, including a General Conveyance, substantially in the form of Schedule 5.1(l), the 85(1) Election and the GST Election contemplated by Section 2.12.

(m) **Evidence of Employee Payments**. At the Time of Closing, the Vendor will provide evidence, in form satisfactory to the Purchaser, that the Vendor has paid all salaries,

benefits and holiday pay for all of the Vendor's employees, accrued up to and including the Closing Date.

(n) **Employment Agreements. [Deleted to maintain confidentiality]**.

(o) **Transfer of Assets**. At the Time of Closing, the Purchased Assets shall be transferred to the Purchaser free and clear of any claims, liens, mortgages, charges, pledges, security interests and encumbrances whatsoever; provided that the Vendor may deliver separate no-interest letter agreements, in form satisfactory to the Purchaser, duly executed by each secured party or registrant set forth in Schedule 4.1(k), whereby each such secured party or registrant agrees, upon the satisfaction of terms satisfactory to the Purchaser, to release and discharge the Purchased Assets from any and all security interests held by such secured party or registrant.

(p) **Transfer of Material Contracts.** At the Time of Closing, the Vendor shall have arranged for the transfer, on terms acceptable to the Purchaser, acting reasonably, of any Material Contracts in respect of the Assets or the business of the Vendor, as requested by the Purchaser.

(q) **Transfer of Leases.** At the Time of Closing, the Vendor shall have arranged for the transfer, on terms acceptable to the Purchaser, acting reasonably, of any leases held by the Vendor and relating to the business of the Vendor, as requested by the Purchaser, including the office lease for the premises located at 315 - 19 Street S.E., Calgary, Alberta.

(r) **Non-Competition Agreements. [Deleted to maintain confidentiality]**

(s) **Confirmation of Holdback Amount.** A letter from the Vendor's Counsel, addressed to the Purchaser and the Purchaser's Counsel, acknowledging that the Vendor's Counsel is in receipt of the Holdback Amount and is holding the same in accordance with the terms of Section 2.8, but subject to the provisions of Section 13.15.

(t) **Ancillary Documents.** At the Time of Closing, the Support Agreement and the Voting and Exchange Trust Agreement shall have been executed by all of the parties thereto (other than the Purchaser) and shall constitute legal, valid and binding obligations of each of such parties, enforceable against such parties in accordance with their respective terms and conditions.

(u) **Shareholder Agreement.** At the Time of Closing, the Vendor and the Purchaser shall have entered into a shareholder agreement (the "**Shareholder Agreement**") in respect of the Exchangeable Shares, on terms mutually satisfactory to the Purchaser and the Vendor, acting reasonably, which Shareholder Agreement shall contain, at a minimum, the conditions and agreements substantially as set forth in Schedule 5.1(u).

5.2 Vendor's Conditions

The obligation of the Vendor to complete the sale of the Purchased Assets contemplated herein is subject to the fulfilment of the following conditions precedent, unless waived in writing by the Vendor:

(a) **The Purchaser's Representations, Warranties and Covenants**. At the Time of Closing, the Purchaser shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and

warranties contained in Section 4.2 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and the Purchaser shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) it has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of such Party as contained herein are true and correct as of such date and time.

(b) **Purchase Price**. The Purchaser shall deliver: (i) a certified cheque or bank draft in an amount equal to the Cash Portion (less the Holdback Amount) and the certificate in respect of the Exchangeable Shares to the Vendor, all pursuant to Section 2.4; and (ii) by way of certified cheque or bank draft, the Holdback Amount to the Holdback Holder.

(c) **No Material Adverse Change.** At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) of Trinidad Energy from the date of this Agreement.

(d) **Regulatory Approvals.** The Purchaser shall have secured all necessary regulatory approvals, including without limitation, to the issuance of the Exchangeable Shares and Underlying Units, necessary for the performance of this Agreement by the Purchaser.

(e) **Articles of Amendment.** Prior to the Time of Closing, the Purchaser shall have filed articles of amendment to provide that the authorized capital of the Purchaser includes exchangeable share provisions substantially as attached hereto as Schedule 1.1(cc).

(f) **Closing Documents**. The Purchaser shall have executed and delivered to the Vendor all documents as the Vendor or the Vendor's Counsel may reasonably request for purposes of effecting the terms of this Agreement.

5.3 Satisfaction of Conditions

The Parties covenant and agree to use all reasonable efforts until the Closing Date to take, or refrain from taking any actions, with the intent that the conditions precedent, as set forth in this Article 5, shall be satisfied and all covenants and agreements herein made by them shall have been performed.

5.4 Closing and Closing Date

The Closing shall occur at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta at the Time of Closing on the Closing Date.

5.5 Delivery of Documents

At the time of Closing, the Vendor shall have delivered to the Purchaser, or have made arrangements satisfactory to the Purchaser, to deliver, in organized form, all Documents relating to the Purchased Assets as are in the possession of the Vendor at the Closing Date. Ownership in the Documents shall remain with the Vendor and the Documents shall be returned to the Vendor within two years of the Closing Date; provided that, the Purchaser shall be entitled to make such copies of the Documents as it deems appropriate. In the event that the Vendor removes any original Documents prior to the expiry of such two year period, it shall only do so if it leaves copies of the same with the Purchaser. While the Documents are in the possession of the Purchaser, the Vendor shall, directly or through such Persons as it shall reasonably authorize from time to time, be entitled to reasonable unrestricted access, during the Purchaser's normal business hours, to the Documents to view the same (and to make use of the

Purchaser's facilities for making copies of the same from time to time). While the Documents are in the possession of the Purchaser, the Purchaser shall take reasonable steps to protect and preserve the Documents in the same manner as it protects and preserves its own.

ARTICLE 6
RECORDS

6.1 Access to Premises and Records

Subject always to the provisions of Article 7:

(a) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, the Purchaser, the Purchaser's Counsel and the Purchaser's accountants, appraisers and other advisors shall have reasonable access, providing such access does not adversely affect the day to day operations of the Vendor, to the premises, assets (including the Purchased Assets) and Documents of the Vendor for the purpose of investigating the business and affairs of the Vendor. Without limiting the generality of the foregoing such access shall include access to the following, if, and to the extent, the same are in existence:

(i) all books, financial records, tax returns, internal forecasts, contracts, minute books and other records pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(ii) detailed description of inventories and fixed assets and all obligations and leases associated with assets of the Vendor as at January 31, 2004;

(iii) contracts, patents and leases pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(iv) copies of all services and management contracts pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(v) copies of all available engineering, soil and environmental reports, audits and studies pertaining to the assets of the Vendor;

(vi) lists of all employees and consultants, their remuneration packages, employment contracts, consulting contracts, and employee benefits plans and compensation agreements, including outstanding options to acquire additional securities in the capital of the Vendor;

(vii) true and complete copies of all contracts or commitments for the employment of any officer, individual or agent, including, if applicable, all collective agreements or agreements with or commitments to any labour union, if any;

(viii) full details of current remuneration and benefit arrangements, expense and other allowances and pension and welfare plans, if any;

(ix) employee performance records, if any, and records of employment, if any; and

(x) any other records, documents, facilities and/or assets required by the Purchaser.

(b) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, the Vendor shall cause management of the Vendor, upon reasonable request, to meet with the Purchaser and its representatives during normal business hours at the headquarters of the Vendor to discuss the status of ongoing operations of the Vendor.

ARTICLE 7
CONFIDENTIALITY

7.1 Confidentiality

(a) All documents and information received by the Vendor from the Purchaser or vice versa, and their respective counsel and agents (including this Agreement), shall be treated by the Vendor and the Purchaser, as the case may be, as confidential information and will not be disclosed to others by the Vendor or the Purchaser, except to their respective counsel, auditors and bankers. Neither Party shall disclose the terms of this Agreement (or the fact that it has been signed or the fact that a purchase of the Purchased Assets has been agreed to or is being contemplated) to any other Person (other than such Party's affiliates, directors, officers, consultants, employees, lenders, counsel, accountants or any other advisors on a need-to-know basis who have agreed in writing or who by the nature or their terms of their retainer, engagement or employment are under a duty to keep such terms confidential and to use the information only for the need-to-know basis upon which the information was provided, and for whom such Party shall be liable as a result of any breach of such obligation of confidentiality), except in order to comply with any Applicable Law; provided that, subject to the provisions of Subsection 7.1(b), each Party shall notify the other Party of any proceeding under Applicable Law of which it is aware which may result in disclosure and the other Party may, at its own expense, seek to obtain any protective order to prevent or limit such disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation; provided further that, all monetary damages shall be limited to actual direct damages. The provisions of this Section 7.1 shall survive the Closing Date for a period of two years; except that, the obligations of the Purchaser pursuant to this Section 7.1 shall terminate at the Time of Closing.

(b) Notwithstanding the provisions of Subsection 7.1(a), the Vendor acknowledges and agrees that the Purchaser is wholly-owned by Trinidad Energy, which is a "reporting issuer" in certain jurisdictions and that the Trust Units are listed on the TSX. The Vendor further acknowledges and agrees that the Purchaser and/or Trinidad Energy may make such press releases respecting the transactions contemplated hereby as they desire; provided that, the Purchaser provides the Vendor with a copy of such press releases as soon as practicable following issuance.

ARTICLE 8
INTERIM OPERATIONS

8.1 Carrying on Business to Closing Date

(a) The Vendor shall cause the business of the Vendor to be carried on in the normal and ordinary course during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with the provisions of Section 10.1 (the "**Interim Period**") and undertakes to notify the Purchaser of any event or

occurrence during the Interim Period which might reasonably be considered to have a materially adverse effect on the Purchased Assets or the business of the Vendor.

(b) Except for in the ordinary course of business, consistent with past practice, unless otherwise contemplated herein or approved by the Purchaser in writing, acting reasonably, the Vendor covenants with the Purchaser that during the Interim Period the Vendor shall not:

(i) enter into, amend or terminate in any respect any material contract or agreement, including the making of any material amendment to the terms of employment of employees or the terms on which consultants are retained;

(ii) repurchase, redeem or otherwise acquire any of its shares or otherwise amend the share capital of the Vendor;

(iii) issue or agree to issue any shares of the Vendor or any rights, options or other entitlements relating thereto;

(iv) enter into or voluntarily assume any transaction or obligation or incur any capital expenses, or enter into any series of related transactions or obligations or incur related capital expenses in excess of $50,000, other than actions taken to preserve property or to safeguard individuals from harm where such property or individuals are in imminent danger of material damage or injury;

(v) make any payments to any director, officer, employee, consultant or any Shareholder or any affiliate of a Shareholder or to any other Person in which a Shareholder or any of his respective affiliates owns any equity securities or ownership interests or to any other Person non-arm's length to the Vendor (collectively, the "**Related Persons**"), other than the payment of salaries or consulting fees to the Related Persons in the ordinary course of business and consistent with past practice;

(vi) incur, assume or otherwise become liable for any debts or charges to any Related Person, other than for *bona fide* advances or payments made to or for the benefit of the Vendor by employees or consultants in the ordinary course of business and consistent with past practice;

(vii) increase existing indebtedness or commit to incur any new indebtedness for borrowed money or otherwise increase long-term debt;

(viii) merge into or with or consolidate with any other Person or acquire all or substantially all of the business or assets of any Person;

(ix) make any change in its constating documents or by-laws;

(x) sell, transfer, lease, licence or otherwise dispose of, or create any mortgage, pledge, waiver or other encumbrance on, the whole or any part of the Purchased Assets;

(xi) grant or assume a material security interest to any Person; or

(xii) do anything that would cause any of the covenants, representations and warranties contained in Section 4.1 to be false or misleading.

ARTICLE 9
LIABILITY AND INDEMNIFICATION

9.1 Responsibility of the Vendor

Subject to the limitations set forth herein, the Vendor acknowledges and agrees that it shall:

(a) be liable to the Purchaser, Trinidad Energy and their respective Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Purchaser, Trinidad Energy and their respective Additional Indemnities from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, or the operation of a business or portion thereof associated with or by making use the Purchased Assets, to the extent that such act, omission, or circumstance or other matter, arises on or before the Time of Closing;

(ii) the Persons described in the Personnel List to the extent that such act, omission, circumstance or other matter, arises on or before the Time of Closing; or

(iii) any Agreement Default made by the Vendor.

9.2 Responsibility of Purchaser

Subject to the limitations set forth herein, the Purchaser hereby acknowledges and agrees that it shall:

(a) be liable to the Vendor and its Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Vendor and its Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur,

as a result of any act, omission, circumstances or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, or the operation of a business or portion thereof associated with or by making use the Purchased Assets, to the extent that such act, omission, or circumstance or other matter, arises subsequent to the Time of Closing;

(ii) any Agreement Default made by the Purchaser; or

(iii) the inclusion in any Disclosure Document of a description of the assets or business of the Vendor or any historical financial or operational information in respect of the Vendor.

9.3 [Deleted to maintain confidentiality]

9.4 Responsibility Extends to Legal Costs and Settlements

Notwithstanding any provision to the contrary contained in this Article 9 references to costs in the liability and indemnification obligations prescribed by Sections 9.1 and 9.2 shall be deemed to include Professional Fees and disbursements on a full indemnity basis, and shall extend to settlements, satisfactions or other compromises with respect to claims by a Third Party for Indemnified Losses.

9.5 Indemnification Procedure

Notwithstanding any provision to the contrary contained in this Article 9:

(a) In the event that an Indemnitee becomes aware of any claim, proceeding or other matter (a "**Claim**") in respect of which the Indemnifier is liable to indemnify the Indemnitee pursuant to this Article 9, the Indemnitee shall promptly give written notice thereof to the Indemnifier. Such notice shall specify whether the Claim arises as a result of a claim by a Person other than a Party (a "**Third Party**"), against the Indemnitee (a "**Third Party Claim**") or whether the Claim does not so arise (a "**Direct Claim**"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnitee of the Claim, the Indemnifier shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnifier the information relied upon by the Indemnitee to substantiate the Claim, together with all such other information as the Indemnifier may reasonably request. If both Parties agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifier shall immediately pay to the Indemnitee the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or, in default, pursuant to the provisions of the *Arbitration Act* (Alberta).

(c) With respect to any Third Party Claim, the Indemnifier shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifier shall reimburse the Indemnitee for all of the Indemnitee's reasonable out-of-pocket expenses as a result of such participation or assumption. If the Indemnifier elects to assume such control, the Indemnitee shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnitee unless the Indemnifier consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifier and the Indemnitee and a representation of both the Indemnifier and the Indemnitee by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). Notwithstanding the foregoing, the Indemnifier shall not settle any Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be

unreasonably withheld or delayed. If the Indemnifier, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnitee shall be entitled to assume such control, and the Indemnifier shall be bound by the results obtained by the Indemnitee with respect to such Third Party Claim. If the amount of any liability of the Indemnitee under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifier to the Indemnitee, the Indemnitee shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(d) If the Indemnifier fails to assume control of the defence of any Third Party Claim, the Indemnitee shall have the exclusive right to contest, settle or pay the amount claimed. Notwithstanding the foregoing, the Indemnitee shall not settle any Third Party Claim without the prior written consent of the Indemnifier, which consent shall not be unreasonably withheld or delayed.

(e) The Indemnitee and the Indemnifier shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). Without limitation to the foregoing there shall, as between the Indemnitee and Indemnifier, be a duty of good faith with respect to any Third Party Claim and the conduct or defence thereof.

(f) For greater certainty, the provisions of this Section 9.5 do not apply to claims for adjustments or reimbursements under Sections 2.7 or 2.8.

9.6 Limit on Each Party's Responsibility

The obligations and liability of any Indemnifier under this Agreement shall be subject to the following limitations:

(a) the Indemnifier shall have no liability in connection with any Indemnified Losses until the aggregate of such claims exceeds $100,000 and, upon the aggregate of such claims exceeding $100,000, the Indemnifier shall be required to indemnify in respect of only the amount of such Indemnified Losses which, in aggregate, is in excess of $100,000 and which is less than or equal to the Purchase Price;

(b) the Indemnifier shall have no liability in connection with any Indemnified Losses to the extent that such Indemnified Losses are reimbursed or reimbursable with certainty to the Indemnitee or its Additional Indemnitees by the Indemnitee's insurer;

(c) no Person who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the Indemnified Losses were caused by such activity, to claim indemnification pursuant to this Article 9 from any Person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence; and

(d) the Indemnifier shall have no liability in connection with any Claim (other than those Claims in consequence of any covenants of a Party contained in this Agreement) unless the Indemnitee provides the Indemnifier with written notice of such Claim, including, to the extent known, full particulars of the basis therefor, within 12 months of the Closing Date.

9.7 No Merger of Legal Responsibilities

The liabilities and indemnities created in this Article 9 shall be deemed to apply to, and shall not merge in, all assignments, transfers and other documents delivered by the Vendor to the Purchaser pursuant hereto, notwithstanding the terms of such assignments, transfers and other documents or Applicable Law to the contrary, and all such rules are hereby waived.

ARTICLE 10
TERMINATION

10.1 Grounds For Termination

This Agreement may be terminated on or prior to the Closing Date:

(a) by the written agreement of the Vendor and the Purchaser;

(b) by the Purchaser upon delivery of written notice to the Vendor if any of the conditions set forth in Section 5.1 have not been satisfied or waived by the Purchaser at the Time of Closing;

(c) by the Purchaser upon written notice to the Vendor if the Purchaser has reasonably concluded that the purchase and sale of the Purchased Assets, the issuance of the Underlying Units or the matters incidental thereto will not be approved by the TSX without requiring the approval of the same by Trinidad Energy's unitholders or that the conditions set forth in Subsections 5.1(b) or 5.1(c) are unlikely to be satisfied;

(d) by the Vendor upon delivery of written notice to the Purchaser if any of the conditions set forth in Section 5.2 have not been satisfied or waived by the Vendor at the Time of Closing;

(e) by the Purchaser upon delivery of written notice to the Vendor if the Vendor has committed an Agreement Default;

(f) by the Vendor upon delivery of written notice to the Purchaser, if the Purchaser has committed an Agreement Default;

(g) by the Vendor if the Purchaser shall not have entered into a bought deal or agency letter with underwriters or agents in respect of the Equity Financing within five Business Days of the date hereof; or

(h) by either Party upon delivery of written notice to the other Party if the Closing Date has not occurred by March 31, 2004;

provided that, notwithstanding anything to the contrary express or implied herein, a Party shall not be allowed to exercise any right of termination pursuant to this Section 10.1 if the event giving rise to such right is due to an Agreement Default by such Party.

10.2 Effect of Termination

If this Agreement is terminated by the Vendor or by the Purchaser as permitted under Section 10.1:

(a) except as contemplated by this Section 10.2, such termination shall be without liability of either Party to the other Party, or to any of their shareholders, directors, officers, employees, agents, consultants or representatives;

(b) if such termination shall result from the Agreement Default of a Party, such Party shall not be released from such Agreement Default and shall indemnify the other Party in accordance with Article 9; and

(c) the provisions of Section 0 shall survive the termination of this Agreement for a period of 12 months from the date of such termination and the provisions of Section 7.1, Article 9 and Article 12 shall survive the termination of this Agreement for a period of 24 months from the date of such termination.

ARTICLE 11
NOTICES

11.1 Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section 11.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 11.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

11.2 Notices

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

(a) if to the Purchaser at:

Trinidad Drilling Ltd.
#1810, 540 – 5th Avenue S.W.
Calgary, Alberta T2P 0M2
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(b) if to the Vendor:

Arrow Drilling Inc.
315 – 19th Street S.E.
Calgary, Alberta T2E 6J7
Attention: Gerald A. Berkhold
Facsimile: (403) 297-0558

with a copy to:

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
#1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Allan R. Twa, Q.C.
Facsimile: (403) 260-0332

(c) if to the Holdback Holder at:

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
#1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Allan R. Twa, Q.C.
Facsimile: (403) 260-0332

A Party may change its address and facsimile number for delivery by notice to the other Party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

ARTICLE 12
PRIVACY MATTERS

12.1 Disclosed Personal Information

The Parties acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

12.2 No Unrelated Use

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated hereby.

12.3 Necessary Disclosure

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated hereby, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby.

12.4 Applicable Measures

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

12.5 Duty to Keep Confidential

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a *bona fide* need to access to such information in order to complete the transactions contemplated hereby.

12.6 Duty to Notify

Each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

12.7 Duty to Return or Destroy

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party hereto, the other Party shall forthwith cease all use of the Personal Information acquired by such other Party in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 13
GENERAL

13.1 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.2 Commissions, Etc.

(a) The Vendor agree to indemnify and save harmless the Purchaser from and against any claims whatsoever for any commission or other remuneration payable or alleged to be

payable to any broker, agent or other intermediary who has acted for the Vendor in connection with the sale of the Purchased Assets.

(b) The Purchaser agrees to indemnify and save harmless the Vendor from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who has acted for the Purchaser in connection with the purchase and sale of the Purchased Assets.

13.3 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Party.

13.4 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

13.5 Supercedes Earlier Agreements

This Agreement constitutes the whole and entire agreement between the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements (including the Letter Agreement), undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever between the Parties not expressly provided for in this Agreement.

13.6 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

13.7 Time of the Essence

Time shall be of the essence in this Agreement.

13.8 No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

13.9 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.10 Amendments

Subject to Section 11.2, this Agreement may be amended only by written instrument executed by the Vendor and the Purchaser.

13.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.12 Expenses

Except as specifically provided herein, each Party will bear the fees and disbursements of their respective lawyers, accountants and consultants engaged in connection with the preparation of this Agreement and any and all agreements, instruments, documents or other writings to be executed and delivered pursuant hereto and all other costs and expenses incurred in connection herewith and therewith.

13.13 Further Assurances

The Vendor will from time to time, on and after the date hereof, at the request and expense of the Purchaser, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

13.14 Survival

Notwithstanding anything else contained herein, and without limiting any of the provisions hereof, the obligations of the Parties specified in Section 2.6, Section 2.7, Section 2.8, Section 2.9, Section 3.2, Section 3.5, Section 3.6, Section 3.7, Section 5.5, Section 7.1, Article 9 Section 11.1, Section 11.2, Article 12 and Section 13.15 shall survive Closing and continue to bind the Parties in accordance with their terms.

13.15 Protection of Holdback Holder

The Parties agree as follows:

(a) This Section 13.15 and the other provisions of this Agreement relating to the Holdback Holder in connection with the Holdback Amount are in the nature of a unilateral offer from each of the Parties to the Holdback Holder deemed to have been accepted upon the Holdback Holder accepting deposit of the Holdback Amount.

(b) The duties and responsibilities of the Holdback Holder are limited to those expressly stated in this Agreement and none shall be implied without the agreement of the Holdback Holder.

(c) Nothing in this Agreement or in the fact of the Vendor's counsel is acting as the Holdback Holder hereunder in any manner diminishes or in any other manner compromises solicitor client privilege between Vendor's Counsel and the Vendor or precludes Vendor's Counsel from giving legal confidential advice to the Vendor in connection with the Holdback Amount, any argument to the contrary being hereby expressly waived by the Purchaser.

(d) The Holdback Holder may disregard any notices or communications given by any Party which are inconsistent, or which do not comply, with the terms hereof. Notwithstanding any other provision hereof, the Holdback Holder shall not in any event be obliged to release any monies whatsoever where the Holdback Holder makes the *bona fide* determination that the Holdback Holder's ability to do so under the provisions hereof is in genuine dispute.

(e) In the event that the Holdback Holder has deposited funds in to Court as permitted hereunder:

(i) The Parties, and each of them, release the Holdback Holder from and against any claim or cause of action whatsoever in any manner relating to these presents or to any action taken by the Holdback Holder in its capacity as Holdback Holder pursuant to the terms hereof, save and except the release of funds in contravention of the Holdback Holder's express obligations as set out herein. Without limitation to the foregoing, in no event shall the Holdback Holder be joined as party to any action taken by either Party in respect of the amount so deposited (and, if already joined or made party previously, shall be removed as party as soon as such deposit has been made).

(ii) Further, but without limitation to Subsection 13.15(e)(i), the Holdback Holder shall not be liable for any action taken, or omitted to be taken, by it in good faith in connection with this Agreement, excepting only any negligence or willful misconduct by the Holdback Holder.

(iii) Without limitation to Subsection 13.15(c), in any litigation that arises hereunder, Vendor's Counsel, may, after it has made such deposit, represent the Vendor in such litigation, and the Purchaser hereby waives all objection to such representation.

(f) Any Party taking action against the Holdback Holder in contravention of the clauses in this Section 13.15 shall fully indemnify the Holdback Holder for, and shall hold it harmless against, any loss, liability, cost or expense (including legal fees on a solicitor and his own client basis) incurred in defending such action and seeking advice in connection therewith.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

ARROW DRILLING INC.

Per: (signed) "William P. Semnovitch"
Name: William P. Semnovitch
Title: President

Per: (signed) "Gerald A. Berkhold"
Name: Gerald A. Berkhold
Title: Director

TRINIDAD DRILLING LTD.

Per: (signed) "Lyle C. Whitmarsh"
Name: Lyle C. Whitmarsh
Title: President

Per: (signed) "Brent J. Conway"
Name: Brent J. Conway
Title: Chief Financial Officer

THIS IS **SCHEDULE 1.1(cc)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

EXCHANGEABLE SHARE PROVISIONS

SCHEDULE "A" TO THE
ARTICLES OF AMALGAMATION
OF
TRINIDAD DRILLING LTD.

Trinidad Drilling Ltd. (the "Corporation" or "Trinidad Drilling") is authorized to issue an unlimited number of common shares (the "**Common Shares**"), an unlimited number of preferred shares (the "**Preferred Shares**") and an unlimited number of exchangeable shares. The rights, privileges and restrictions of the Common Shares, Preferred Shares and exchangeable shares are as follows:

Common Shares

The rights of the holders of the Common Shares are equal in all respects and include the rights:

(a) to vote at all meetings of shareholders of Trinidad Drilling, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of Trinidad Drilling, to receive any dividend declared by Trinidad Drilling on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of Trinidad Drilling, to receive the remaining property of Trinidad Drilling upon dissolution.

Preferred Shares

(a) The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of Trinidad Drilling and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Trinidad Drilling whether voluntary or involuntary to the extent of their respective rights in that connection.

(b) The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return

of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c) The Preferred Shares shall be entitled to preference over the Common Shares of Trinidad Drilling, any exchangeable shares of Trinidad Drilling, and any other shares of Trinidad Drilling ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of Trinidad Drilling, any exchangeable shares of Trinidad Drilling, and any other shares of Trinidad Drilling ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

Exchangeable Shares

(a) Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may at any time and from time to time issue the exchangeable shares in the capital of Trinidad Drilling in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of exchangeable shares in the capital of Trinidad Drilling including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation, as defined below; the extent, if any, of further participation on a Liquidation; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

(b) The exchangeable shares in the capital of Trinidad Drilling shall be entitled to a preference over the Common Shares and any other shares ranking junior to the exchangeable shares in the capital of Trinidad Drilling, and shall be entitled to be rated with each other series of exchangeable shares in the capital of Trinidad Drilling, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs.

(c) The holders of exchangeable shares in the capital of Trinidad Drilling, in priority to the Common Shares and any class of shares of Trinidad Drilling ranking junior to the exchangeable shares in the capital of Trinidad Drilling, and rateably with holders of each other series of exchangeable shares in the capital of Trinidad Drilling, with respect to the payment of dividends, shall be entitled to receive, and Trinidad Drilling shall pay dividends on each exchangeable share in the capital of Trinidad Drilling, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the

money, assets or property of Trinidad Drilling properly applicable to the payment of dividends (which may include Trust Units).

NON-VOTING EXCHANGEABLE SHARES, SERIES A

Trinidad Drilling is authorized to issue an unlimited number of Exchangeable Shares. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a series, shall be as follows:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(d) "**Asset Purchase Agreement**" means the asset purchase agreement between Arrow Drilling Inc. and Trinidad Drilling dated February 19, 2004.

(e) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(f) "**Automatic Redemption**" has the meaning given to that term in Subsection 5.1(a).

(g) "**Automatic Redemption Date**" means the date that is the fifth anniversary of the Effective Date.

(h) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(i) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(j) "**Call Notice**" has the meaning given to that term in Section 4.3.

(k) "**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

(l) "**Common Shares**" means the common shares in the capital of Trinidad Drilling.

(m) "**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

(n) "**De Minimus Redemption**" has the meaning given to that term in Subsection 5.1(b).

(o) "**De Minimus Redemption Date**" has the meaning given to that term in Subsection 5.1(b).

(p) "**Distribution**" means a distribution paid by Trinidad Energy to Trust Unitholders in respect of all or substantially all of the Trust Units, expressed as an amount per Trust Unit.

(q) "**Distribution Payment Date**" means a date on which a Distribution is paid to Trust Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day).

(r) "**Distribution Record Date**" means the day on which Trust Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month.

(s) "**Dividend Record Date**" has the meaning given to that term in Section 3.3.

(t) "**Effective Date**" means •, 2004 **[the Closing Date]**.

(u) "**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by:

(i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(ii) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date.

(v) "**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement.

(w) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series A, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth herein.

(x) "**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of Trinidad Drilling in respect of the Exchangeable Shares.

(y) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(z) "**LCR Exercising Party**" has the meaning given to that term in Section 6.5.

(aa) "**Liquidation Amount**" has the meaning given to that term in Section 6.1.

(bb) "**Liquidation Call Right**" has the meaning given to that term in Section 6.5.

(cc) "**Liquidation Date**" has the meaning given to that term in Section 6.1.

(dd) "**Liquidation Offer**" has the meaning given to that term in Section 6.5.

(ee) "**Notes**" means any unsecured, subordinated notes issued by Trinidad Drilling to Trinidad Energy, from time to time.

(ff) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(gg) "**RCR Exercising Party**", for the purpose of Article 4 has the meaning given to that term in Section 4.3 and, for the purpose of Article 5, has the meaning given to that term in Section 5.5.

(hh) "**Redemption Call Right**" has the meaning given to that term in Section 5.5.

(ii) "**Redemption Date**" means either of the Automatic Redemption Date or the De Minimus Redemption Date, as the context requires.

(jj) "**Redemption Offer**" has the meaning given to that term in Section 5.5.

(kk) "**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Trust Unit on the last Business Day prior to such Redemption Date.

(ll) "**Retracted Shares**" has the meaning given to that term in Subsection 4.1(a).

(mm) "**Retraction Call Right**" has the meaning given to that term in Subsection 4.1(b).

(nn) "**Retraction Date**" means the date that is ten Business Days after the date on which Trinidad Drilling or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares.

(oo) "**Retraction Offer**" has the meaning given to that term in Subsection 4.1(b).

(pp) "**Retraction Price**" has the meaning given to that term in Section 4.1.

(qq) "**Retraction Request**" has the meaning given to that term in Section 4.1.

(rr) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(ss) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

(tt) "**TSX**" means the Toronto Stock Exchange.

(uu) "**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by Trinidad Drilling as the registrar and transfer agent for the Exchangeable Shares.

(vv) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated under the laws of the Province of Alberta.

(ww) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(xx) "**Trinidad Energy Trust Indenture**" means the trust indenture relating to Trinidad Energy dated August 1, 2002, as such indenture may be amended from time to time.

(yy) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(zz) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(aaa) "**Trust Unitholders**" means the registered holders of Trust Units from time to time.

(bbb) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9 of the Voting and Exchange Trust Agreement, includes any successor trustee.

(ccc) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(ddd) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 Trinidad Drilling is authorized to issue an unlimited number of Exchangeable Shares.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs; provided that, notwithstanding such ranking, Trinidad Drilling shall not be restricted in any way from repaying indebtedness of Trinidad Drilling to Trinidad Energy from time to time, including without limitation, the indebtedness evidenced by the Notes, including any Notes outstanding on the Effective Date.

2.3 The Exchangeable Shares will be issued at a deemed value per Exchangeable Share equal to **[Note to Draft: Price of Equity Financing]** subject to the prior approval of the TSX and compliance with all Applicable Laws.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of Trinidad Drilling ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and Trinidad Drilling shall pay dividends on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of Trinidad Drilling properly applicable to the payment of dividends (which may include Trust Units).

3.2 Cheques of Trinidad Drilling payable at par at any branch of the bankers of Trinidad Drilling shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by Trinidad Drilling in such manner as it shall determine and the issuance, distribution or transfer thereof by Trinidad Drilling to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against Trinidad Drilling any dividend that is represented by a cheque that has not been duly presented to Trinidad Drilling's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "**Dividend Record Date**") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1, and whether any such dividend is in fact declared, shall be determined in the sole discretion of the Board of Directors.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised or exercises the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time prior to the Automatic Redemption Date, upon compliance with the provisions of this Article 4 to require Trinidad Drilling to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "**Retraction Price**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2, for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. To effect such retraction, the holder shall present and surrender to Trinidad Drilling at the principal office of the Transfer Agent in Calgary, or at such other address as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares from time to time, the certificate or certificates representing the Exchangeable Shares which the holder desires to have Trinidad Drilling redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, together with a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to Trinidad Drilling:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by Trinidad Drilling; and

(b) appointing Trinidad Drilling as its agent for the purpose of offering its Retracted Shares for sale to Trinidad Energy and Trinidad ExchangeCo (the "**Retraction Offer**") on the

terms and conditions set out in Section 4.3 (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "**Retraction Call Right**").

4.2 Subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, upon receipt by Trinidad Drilling or the Transfer Agent in the manner specified in Section 4.1 of documents, including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, Trinidad Drilling shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Trinidad Energy or Trinidad ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Trinidad Drilling.

4.3 Trinidad ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Retraction Call Right. Upon receipt by Trinidad Drilling of a Retraction Request, Trinidad Drilling shall, within five Business Days provide to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Trinidad Energy and Trinidad ExchangeCo in respect of the holder's Retracted Shares by providing to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Trinidad Energy or Trinidad ExchangeCo must notify Trinidad Drilling of its determination to do so (the "**Call Notice**") within four Business Days of the notification of Trinidad Energy and Trinidad ExchangeCo by Trinidad Drilling of the receipt by Trinidad Drilling of the Retraction Request. If Trinidad Energy or Trinidad ExchangeCo delivers the Call Notice within such four Business Day period, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Trinidad Energy or Trinidad ExchangeCo, as applicable (in this Article 4, the "**RCR Exercising Party**"), in accordance with the Retraction Call Right, and all other aspects of the Retraction Request will be null and void. In such event, Trinidad Drilling shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Price, which payment of the Retraction Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. Fractional Trust Units will not be issued and any amount payable in Trust Units issued in satisfaction of the Retraction Price will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Trinidad Drilling of such Retracted Shares shall take place on the Retraction Date. In the event that neither Trinidad Energy nor Trinidad ExchangeCo delivers a Call Notice within such four Business Day period (and the holder of the Retracted Shares has not, in such circumstances, exercised its Exchange Rights) or to the extent the RCR Exercising Party does not pay the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of Trinidad Drilling for the Exchangeable Shares, or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in Schedule A hereto or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder, or in such other name as the holder may request in the holder's Retraction Request, in payment of the total Retraction Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of, and shall satisfy and discharge all liability for, the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by Trinidad Drilling or purchased by Trinidad Energy or Trinidad ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, Trinidad Drilling shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law. If Trinidad Drilling believes that, on any Retraction Date, it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, Trinidad Drilling shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Retracted Shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Trinidad Drilling. In any case in which the redemption by Trinidad Drilling of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law, Trinidad Drilling shall redeem Retracted Shares in accordance with Section 4.2 on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Trinidad Drilling, representing the Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2. The holder of any such Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2 as a result of solvency requirements or other provisions of Applicable Law, shall be deemed, by giving the Retraction Request to have exercised the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date, or as soon as practicable thereafter, on payment by Trinidad Energy or Trinidad ExchangeCo to such holder of the Retraction Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY TRINIDAD DRILLING

5.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised the Redemption Call Right, Trinidad Drilling:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "**Automatic Redemption**"); and

(b) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 20% of the aggregate number of Exchangeable Shares issued at the Effective Date (other than Exchangeable Shares held by Trinidad Energy or Trinidad ExchangeCo, and as such percentage of Exchangeable Shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the '**De Minimus Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "**De Minimus Redemption**"),

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by Trinidad Drilling delivering or causing to be delivered, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date, in accordance with Section 5.3, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, Trinidad Drilling shall, at least 25 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by Trinidad Drilling or the purchase by Trinidad Energy or Trinidad ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Redemption Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed, the Redemption Price for each such Exchangeable Share to be redeemed upon presentation and surrender of the certificates representing such Exchangeable Shares to be redeemed, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice. Payment of the total

Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of Trinidad Drilling.

5.4 Trinidad Drilling shall have the right, at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid, to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada (including the Trustee) named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.5 Subject to Section 5.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Redemption Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "**Redemption Call Right**"), in the event of any proposed redemption of Exchangeable Shares by Trinidad Drilling pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Trinidad Energy or Trinidad ExchangeCo) on the applicable Redemption Date, all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 5, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date in accordance with Section 5.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the case of a redemption of

Exchangeable Shares under this Article 5, Trinidad Drilling, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Trinidad Energy and Trinidad ExchangeCo by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo a notice in writing of the redemption by Trinidad Drilling of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and Trinidad Drilling shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Trinidad ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least ten Business Days before the applicable Redemption Date. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall, on the applicable Redemption Date, purchase, and each of the holders of Exchangeable Shares shall sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 5 for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date, the rights of each holder of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall, on and after that Redemption Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date, the holders of the Exchangeable Shares shall be entitled to receive, in exchange therefor, the Redemption Price otherwise payable by Trinidad Drilling in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to Applicable Law, to receive from the assets of Trinidad Drilling in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of Trinidad Drilling among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Liquidation Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 Trinidad Drilling shall have the right, at any time after the Liquidation Date, to deposit or cause to be deposited the total Liquidation Amount, in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, in a custodial account with any chartered bank or trust company in Canada (including the Trustee), less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their

proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

6.4 After Trinidad Drilling has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1, such holders shall not be entitled to share in any further distribution of the assets of Trinidad Drilling.

6.5 Subject to the limitations set forth in Section 6.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Liquidation Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Trinidad Energy or Trinidad ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 6, the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and Trinidad Drilling shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Trinidad ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding-up its affairs, Trinidad Drilling, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of Trinidad Drilling, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of Trinidad Drilling. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will, on the Liquidation Date,

purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date, the rights of each holder of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall, on and after the Liquidation Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date, the holders of the Exchangeable Shares shall be entitled to receive, in exchange therefor, the Liquidation Amount otherwise payable by Trinidad Drilling in connection with the liquidation, dissolution or winding-up of Trinidad Drilling pursuant to Section 6.1.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, Trinidad Drilling shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 or Section 10.3, amend the articles or by-laws of Trinidad Drilling in any manner that would amend the rights or privileges of the holders of the Exchangeable Shares other than as contemplated by Article 11.

7.2 Nothing herein shall be interpreted to restrict Trinidad Drilling from issuing additional Common Shares or any other series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to Applicable Law and notwithstanding Sections 8.2 and 8.3, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad Drilling and such holder may agree.

8.2 Subject to Applicable Law, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to Trinidad Drilling than Trinidad Drilling is prepared to purchase, the Exchangeable Shares to be purchased by Trinidad Drilling shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to Trinidad Drilling, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than Trinidad Drilling is prepared to purchase after Trinidad Drilling has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such Exchangeable Shares shall be issued at the expense of Trinidad Drilling.

8.3 Subject to Applicable Law, Trinidad Drilling by notice from time to time to Trinidad Energy or Trinidad ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Trinidad Energy or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Trust Units (the "**Delivered Trust Units**") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by Trinidad Drilling in exchange for the issue by Trinidad Drilling to Trinidad Energy or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Trust Units (where the fair market value of the Delivered Trust Units is determined by multiplying the number of Delivered Trust Units by the weighted average trading price of a Trust Unit on the TSX for the ten trading days preceding the date of purchase by Trinidad Energy or Trinidad ExchangeCo, as applicable of such Delivered Trust Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by Trinidad Drilling.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by Applicable Law and by Article 10, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Trinidad Drilling or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with Applicable Law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than $66^2/_3\%$ of the votes cast on such resolution (other than the Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo

or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than two Business Days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than $66^2/_3$% of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

10.3 Notwithstanding any other provision of these share provisions, after notice to all holders of Exchangeable Shares, a resolution in writing executed by holders of $66^2/_3$% of the Exchangeable Shares at any time shall be valid and binding for all purposes of these share provisions as if such holders of Exchangeable Shares had exercised at that time all of the voting rights to which they were entitled in favour of such resolution at a meeting of holders of Exchangeable Shares duly called for the purpose.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that:

(a) Trinidad Energy will not :

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 11.1(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the approval of the holders of the Exchangeable Shares.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the approval of the holders of the Exchangeable Shares.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 11.1(a) or 11.1(b), or, if no record date is applicable for such event, the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 or Section 10.3.

ARTICLE 12
ACTIONS BY TRINIDAD DRILLING UNDER SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

12.1 Trinidad Drilling shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with, and to ensure performance and compliance by Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo with, all provisions of the Support Agreement and Voting and Exchange Trust Agreement applicable to Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce, to the fullest extent possible for the direct benefit of Trinidad Drilling, all rights and benefits in favour of Trinidad Drilling under or pursuant to such agreement.

12.2 Trinidad Drilling shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 or Section 10.3, other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of any or all parties to such agreement for the protection of Trinidad Drilling or the holders of the Exchangeable Shares thereunder, provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares thereunder;

(b) making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of the Exchangeable Shares, it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c) making such changes in, or corrections to, such agreement which, on the advice of counsel to Trinidad Drilling and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors and the Trustee, after consultation with counsel, shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain, or have affixed thereto, a legend in the form and on the terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder, shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Trinidad Energy and Trinidad ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Trinidad Energy and Trinidad ExchangeCo, as therein provided.

13.3 Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, but subject always to the restrictions contained in Article 15, the obligation of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of Exchangeable Shares held by a Person whom the Transfer Agent believes is a U.S. Person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
RESTRICTIONS ON SHARE TRANSFERS

15.1 No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the Board of Directors, such approval to be signified by a resolution of the Board of Directors.

ARTICLE 16
SPECIFIED AMOUNT

16.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be **[Note to Draft: Price of equity financing]**.

ARTICLE 17
NO FRACTIONAL ENTITLEMENTS

17.1 Notwithstanding anything contained in this Agreement including, without limitation, Article 4, Article 5 or Article 6, no holder of an Exchangeable Share shall be entitled to, and neither Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo nor the Trustee shall deliver fractions of, Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 4, Article 5 or Article 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Trust Unit, such holder of Exchangeable Shares shall only be entitled to receive that number of Trust Units rounded down to the nearest whole number.

ARTICLE 18
NOTICES

18.1 Any notice, request or other communication to be given to Trinidad Drilling by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by facsimile or by delivery to the registered office of Trinidad Drilling and addressed to the attention of the President of Trinidad Drilling. Any such notice, request or other communication, if given by mail, facsimile or delivery, shall only be deemed to have been given and received upon actual receipt thereof by Trinidad Drilling.

18.2 Any presentation and surrender by a holder of Exchangeable Shares to Trinidad Drilling or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of Trinidad Drilling or to such office of the Transfer Agent as may be specified by Trinidad Drilling, in each case, addressed to the attention of the President of Trinidad Drilling. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by Trinidad Drilling or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

18.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of Trinidad Drilling shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of Trinidad Drilling for Exchangeable Shares or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery or facsimile, shall be deemed to have been given and received on the date of delivery or facsimile, as applicable. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by Trinidad Drilling pursuant thereto.

SCHEDULE A TO EXCHANGEABLE SHARE PROVISIONS

RETRACTION REQUEST

RETRACTION REQUEST

To: Trinidad Drilling Ltd., Trinidad Energy Services Income Trust, Trinidad Exchange Corp. and Valiant Trust Company

This notice is given pursuant to Article 4 of the provisions (the "**Share Provisions**") attaching to the Exchangeable Share(s) of Trinidad Drilling Ltd. ("**Trinidad Drilling**") represented by this certificate and all capitalized words and expressions used in this notice which are defined in the Share Provisions shall have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Trinidad Drilling that, subject to the Retraction Call Right referred to below, the undersigned desires to have Trinidad Drilling redeem, in accordance with Article 4 of the Share Provisions, the following shares (the "Retracted Shares"):

☐ all share(s) represented by this certificate; or

☐ ______________________________ share(s) only represented by this certificate.

NOTE: The Retraction Date shall be the date that is ten Business Days after the date on which this notice is received by Trinidad Drilling or the Transfer Agent.

The undersigned acknowledges the overriding Retraction Call Right of Trinidad Energy and Trinidad ExchangeCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Trinidad Energy and Trinidad ExchangeCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions.

The undersigned acknowledges that if, as a result of solvency provisions of Applicable Law, Trinidad Drilling is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Trinidad Energy or Trinidad ExchangeCo to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned:

☐ is

☐ is not (select one)

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). **The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.**

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo, as the case may be, free and clear of all liens, claims and encumbrances.

______________________	______________________	______________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and Trinidad Drilling may require, must be deposited with the Transfer Agent at its principal office in Calgary or at the principal business office of Trinidad Drilling. The securities resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Trinidad Drilling and the securities resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Name of Person in whose name securities are to be registered (please print)		Date
Street Address or P.O. Box		Signature of Shareholder
City – Province	Postal Code	Signature Guaranteed by

NOTE: If this Retraction Request is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of Trinidad Drilling will be issued and registered in the name of the shareholder as it appears on the register of Trinidad Drilling, unless the Share Transfer Power thereon is duly completed in respect of such share(s).

THIS IS **SCHEDULE 1.1(mmm)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

FORM OF SUPPORT AGREEMENT

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT made as of the • day of •, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

\- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

\- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

\- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with an asset purchase agreement (the "**Asset Purchase Agreement**") made as of February 19, 2004 between Trinidad Drilling and Arrow Drilling Inc. ("**Arrow**"), it was agreed that Trinidad Drilling would issue non-voting exchangeable shares, series A ("**Exchangeable Shares**") to Arrow in partial payment for the purchase of substantially all of the assets of Arrow, and that it was necessary to enter into this support agreement (this "**Agreement**" or the "**Support Agreement**") to facilitate the issuance and existence of the Exchangeable Shares in the capital of Trinidad Drilling;

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions**") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Trinidad Energy and Trinidad ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that Trinidad Drilling will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of Trinidad Drilling under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions as set forth in the articles of Trinidad Drilling as at the date hereof, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF TRINIDAD ENERGY, TRINIDAD EXCHANGECO AND TRINIDAD DRILLING

2.1 Covenants of Trinidad Energy and Trinidad ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares (other than those owned by Trinidad Energy or Trinidad ExchangeCo) are outstanding, Trinidad Energy and Trinidad ExchangeCo each agree that:

(a) Trinidad Energy will, and upon the written request of a holder of Exchangeable Shares, provide such holder with a statement setting forth the then current Exchange Ratio;

(b) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling for the purpose of winding-up its affairs, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the

satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Trinidad Drilling, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Trinidad Energy will not exercise its vote as a shareholder of Trinidad Drilling to initiate the voluntary liquidation, dissolution or winding-up of Trinidad Drilling nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Trinidad Drilling unless such action is first approved by the holders of a majority of the then outstanding Trust Units.

2.2 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires Trinidad Drilling to cause to be delivered Trust Units to any holder of Exchangeable Shares, subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of any of the Call Rights, Trinidad Energy shall forthwith issue and deliver the requisite Trust Units either directly or through Trinidad ExchangeCo to or to the order of the former holder of the surrendered Exchangeable Shares, as Trinidad Drilling shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Trinidad Energy hereby represents, warrants and covenants in favour of Trinidad Drilling and Trinidad ExchangeCo, that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4): (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all: (A) Exchangeable Shares issued and outstanding from time to time; and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (ii) as are now and may hereafter be required to enable and permit Trinidad Drilling to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

2.3 Listing of Trust Units

Trinidad Energy will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.4 Equivalence

(a) Trinidad Energy will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable

for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted, from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 2.4(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the approval of the holders of the Exchangeable Shares.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the approval of the holders of the Exchangeable Shares.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 2.4(a) or 2.4(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

2.5 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by Trinidad Energy or Trinidad Drilling or is proposed to Trinidad Energy or the holders of Trust Units, and is recommended by the Board of Directors, or is otherwise effected or to be effected with the consent or approval of the Board of Directors, Trinidad Energy or Trinidad Drilling or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, Trinidad Energy or Trinidad Drilling or both will use its reasonable good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Trinidad Energy or Trinidad Drilling or both or where Trinidad Energy or Trinidad Drilling or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against Trinidad Drilling (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.6 Ownership of Outstanding Shares

Trinidad Energy covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any Person or entity other than Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates, Trinidad Energy will, unless approval to do otherwise is obtained in accordance with Section 10.2 or Section 10.3 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of Trinidad Drilling. Notwithstanding the foregoing, Trinidad Energy shall not be in violation of this Section 2.6 if any Person or group of Persons acting jointly or in concert acquires all or substantially all of the assets of Trinidad Energy or the outstanding Trust Units pursuant to a merger or similar transaction pursuant to which Trinidad Energy is not the surviving entity.

2.7 Trinidad Energy and Trinidad ExchangeCo Not to Vote Exchangeable Shares

Trinidad Energy and Trinidad ExchangeCo covenant and agree that they will appoint or cause to be appointed proxy holders with respect to all Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Trinidad Energy and Trinidad ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of

the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.8 Due Performance

On and after the Effective Date, Trinidad Energy and Trinidad ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

ARTICLE 3
TRINIDAD ENERGY SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other Person or continuing entity (herein called the "**Trinidad Energy Successor**"), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trinidad Energy Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Energy Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Trinidad Energy Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Subsection 3.1(a) and thereupon Trinidad Energy Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Trinidad Energy Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Trinidad Energy and Trinidad Drilling

Notwithstanding the provisions of Section 4.4, at all times after the occurrence of any event effected pursuant to Section 2.4 or 2.5, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be affected or impaired thereby.

4.4 Amendments, Modifications, Etc.

This Agreement may not be amended, modified or waived except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto for the protection of the holders of the Exchangeable Shares provided the Board of Directors and the Trustee are of the good faith opinion that such additions are not prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Support Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion, after consultation of counsel, that such

amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, Trinidad ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and Applicable Law.

4.7 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

4.8 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling at:

Trinidad Drilling Ltd.
#1810, 540 – 5th Avenue S.W.
Calgary, Alberta T2P 0M2
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee to:

Valiant Trust Company
510, 555 - 6th Avenue SW
Calgary, Alberta T2P 0S2
Attention: Manager, Corporate Trust Department
Facsimile: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other parties in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

4.9 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other parties.

4.10 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

4.11 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.12 Attornment

Each of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Liability of the Trust

The parties hereto acknowledge that the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

TRINIDAD ENERGY SERVICES INCOME TRUST, by **Trinidad Drilling Ltd.**

By: ____________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: ____________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: ____________________________
Name: •
Title: •

VALIANT TRUST COMPANY

By: ____________________________
Name: Zinat H. Damji
Title: President

By: ____________________________
Name: Philip Menard
Title: Director, Client Services

THIS IS **SCHEDULE 1.1(nnn)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

TANGIBLES

[Contains a listing of the Purchased Assets, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 1.1(yyy)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT made as of the • day of •, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

\- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

\- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

\- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS pursuant to an asset purchase agreement (the "**Asset Purchase Agreement**") dated as of February 19, 2004 between Trinidad Drilling and Arrow Drilling Inc. ("**Arrow**"), it was agreed that Trinidad Drilling would issue exchangeable shares, Series A ("**Exchangeable Shares**") to Arrow in partial payment for the purchase of substantially all of the assets of Arrow, and that it was necessary to enter into a voting and exchange trust agreement (this "**Agreement**" or the "**Voting and Exchange Trust Agreement**") governing the exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time.

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions** ") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this voting and exchange trust agreement (the "**Agreement**") in order to give effect to the exchange rights and voting rights attaching to the Exchangeable Shares;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by the Exchange Ratio on the record date established for a Trinidad Meeting or Trinidad Consent.

(d) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(e) "**Asset Purchase Agreement**" means the asset purchase agreement between Arrow and Trinidad Drilling dated February 19, 2004.

(f) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(g) "**Automatic Exchange Rights**" means the benefit of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as defined in Subsection 5.12(c).

(h) "**Beneficiary Votes**" has the meaning given to that term in Section 4.2.

(i) "**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Trinidad Energy and Trinidad ExchangeCo.

(j) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(k) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(l) "**Call Rights**" has the meaning given to that term in the Share Provisions.

(m) "**Current Market Price**" has the meaning given to that term in the Share Provisions.

(n) "**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

(o) "**Exchange Rights**" has the meaning given to that term in Subsection 5.1(a).

(p) "**Exchange Rights Trigger Event**" has the meaning to that term in Subsection 5.1(a).

(q) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series A, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth in the Share Provisions.

(r) "**Indemnified Parties**" has the meaning given to that term in Section 8.1.

(s) "**Insolvency Event**" means the institution by Trinidad Drilling of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Trinidad Drilling to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Trinidad Drilling to contest in good faith any such proceedings commenced in respect of Trinidad Drilling within 30 days of becoming aware thereof, or the consent by Trinidad Drilling to the filing of any such petition or to the appointment of a receiver, or the making by Trinidad Drilling of a general assignment for the benefit of creditors, or the admission in writing by Trinidad Drilling of its inability to pay its debts generally as they become due, or Trinidad Drilling not being permitted, pursuant to solvency requirements of Applicable Law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions.

(t) "**Liquidation Call Right**" has the meaning given to that term in the Share Provisions.

(u) "**List**" has the meaning given to that term in Section 4.6.

(v) "**Officer's Certificate**" means, with respect to Trinidad Drilling, a certificate signed by any officer or director of Trinidad Drilling.

(w) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(x) "**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

(y) "**Retracted Shares**" has the meaning given to that term in Section 5.7.

(z) "**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

(aa) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(bb) "**Share Provisions** " means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of Trinidad Drilling as at the date hereof.

(cc) "**Special Voting Unit**" means the one special voting unit of Trinidad Energy, issued by Trinidad Energy to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries, in aggregate, to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

(dd) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the date hereof, as the same may be amended.

(ee) "**Trinidad Consent**" has the meaning given to that term in Section 4.2.

(ff) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the province of Alberta.

(gg) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(hh) "**Trinidad Energy Liquidation Event**" has the meaning given to that term in Subsection 5.12(b).

(ii) "**Trinidad Energy Liquidation Event Effective Date**" has the meaning given to that term in Subsection 5.12(c).

(jj) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(kk) "**Trinidad Meeting**" has the meaning given to that term in Section 4.2.

(ll) "**Trinidad Successor**" has the meaning given to that term in Subsection 10.1(a).

(mm) "**Trust**" means the trust created by this Agreement.

(nn) "**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

(oo) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee.

(pp) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(qq) "**Trust Unitholders** " means the registered holders of Trust Units from time to time.

(rr) "**Voting Rights** " means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter referred to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit in order to be able to exercise the Voting Rights and will hold the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Trinidad Energy has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Trinidad Energy hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Trinidad Energy to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Trust Unitholders at a Trinidad Meeting or in connection with a Trinidad Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Trinidad Consent is sought or a Trinidad Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which Beneficiaries are entitled to vote (a "**Trinidad Meeting**") and with respect to all written consents sought by Trinidad from Trust Unitholders (a "**Trinidad Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, such number of votes as is equal to the Exchange Ratio on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, multiplied by the number of Exchangeable Shares owned of record by such Beneficiary on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, (the "**Beneficiary Votes**") in respect of each matter, question or proposition to be voted on at such Trinidad Meeting or to be consented to in connection with such Trinidad Consent.

4.3 Mailings to Trust Unitholders

With respect to each Trinidad Meeting and Trinidad Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Trinidad Energy to Trust Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Trust Units) to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trinidad Meeting or Trinidad Consent, as the case may be, or, pursuant to Section 4.7, to attend such Trinidad Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of Trinidad Drilling to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of: (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trinidad Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting; and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Trinidad Energy to the Trustee, and, in the case of material described in paragraphs (d), (f) and (g), shall be subject to reasonable review and comment by the Trustee in a timely manner.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Trinidad Meeting or Trinidad Consent, the number of Exchangeable Shares owned as of record by the Beneficiary and the Exchange Ratio shall be determined at the close of business on the record date established by Trinidad Energy or by Applicable Law for purposes of determining Trust Unitholders entitled to vote at such Trinidad Meeting or to give written consent in connection with such Trinidad Consent. Trinidad Energy will notify the Trustee in writing of any decision of the Board of Directors with respect to the calling of any such Trinidad Meeting or the seeking of such Trinidad Consent and shall

provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Trust Unitholder Information

Trinidad Energy will deliver to the Trustee copies of all proxy materials, (including notices of Trinidad Meetings, but excluding proxies to vote Trust Units), information statements, reports (including, without limitation, all interim and annual financial statements and their accompanying MD&A) and other written communications that are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Trinidad Energy) received by the Trustee from Trinidad Energy at the same time as such materials are first sent to Trust Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.5 Other Materials

As soon as reasonably practicable after receipt by Trinidad Energy or any Trust Unitholder (if such receipt is known by Trinidad Energy) of any material sent or given generally to the Trust Unitholders by or on behalf of a third party, including, without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Trinidad Energy shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials received by the Trustee from Trinidad Energy. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.6 List of Persons Entitled to Vote

Trinidad Drilling shall: (i) prior to each annual, general or special Trinidad Meeting or the seeking of any Trinidad Consent; and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Trinidad Meeting or a Trinidad Consent, at the close of business on the record date established by Trinidad Energy or pursuant to Applicable Law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trinidad Meeting or to give consent in connection with such Trinidad Consent. Each such List shall be delivered to the Trustee promptly after receipt by Trinidad Drilling of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trinidad Meeting or any Trinidad Consent will be entitled to: (i) instruct the Trustee in the manner described in Section 4.3 with respect to

the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Trinidad Meeting and Trinidad Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3;

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trinidad Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

    (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting; or

    (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Trinidad Drilling. Trinidad Drilling shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) a current List; and

(b) at the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by Trinidad Drilling to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Trinidad Energy, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in any case, Trinidad Energy or Trinidad ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Energy or Trinidad ExchangeCo pursuant to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Drilling pursuant to Article 8 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Trinidad Energy and Trinidad ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of

(i) an Insolvency Event; or

(ii) any circumstance in which Trinidad Energy and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

(any such occurrence being an "**Exchange Rights Trigger Event**"), to require Trinidad Energy or Trinidad ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Trinidad Energy and Trinidad ExchangeCo hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Trinidad Energy and Trinidad ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights and the Automatic Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights and the Automatic Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights and the Automatic Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights or the Automatic Exchange Rights.

5.4 Purchase Price

The purchase price payable by Trinidad Energy or Trinidad ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Trinidad Energy or Trinidad ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Trinidad Energy or Trinidad ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Trinidad Energy or Trinidad ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by Trinidad Drilling.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Trinidad Drilling. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating:

  (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein;

  (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Trinidad Energy or Trinidad ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances;

  (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued (subject to the restrictions set out in Article 15 of the Share Provisions); and

  (iv) the names and addresses of the persons to whom such new certificates should be delivered (subject to the restrictions set out in Article 15 of the Share Provisions); and

(b) payment (or evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Trinidad Energy or Trinidad ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Trinidad Drilling.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Trinidad Energy or Trinidad ExchangeCo, as applicable, the Trustee shall notify Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of its receipt of the

same, which notice to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Trinidad Energy or Trinidad ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights (but less any amounts withheld pursuant to Section 5.13), provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than:

(a) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not delivered by Trinidad Energy or Trinidad ExchangeCo, as applicable, to the Trustee within ten Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so delivered, by Trinidad Energy or Trinidad ExchangeCo, as applicable; and

(b) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares.

Upon delivery by Trinidad Energy or Trinidad ExchangeCo to the Trustee of such Trust Units, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require Trinidad Drilling to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Trinidad Drilling pursuant to Section 4.6 of the Share Provisions that Trinidad Drilling will not be permitted as a result of solvency requirements of Applicable Law to redeem all such Retracted Shares, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, and provided further that the Trustee has received written notice of same from Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that Trinidad Drilling is unable to redeem. In any such event, Trinidad Drilling hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Trinidad Drilling or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the

Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that Trinidad Drilling is not permitted to redeem and will require Trinidad Energy or Trinidad ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Trinidad Energy or Trinidad ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary; or (b) shall have evidenced to the satisfaction of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that such taxes, if any, have been paid.

5.9 Notice of Exchange Rights Trigger Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Exchange Rights Trigger Event, or the election by Trinidad Energy or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by Trinidad Energy or Trinidad ExchangeCo, Trinidad Drilling shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Trinidad Drilling of the occurrence of an Exchange Rights Trigger Event, or upon the Trustee becoming aware of an Exchange Rights Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Trinidad Energy, a notice of such an Exchange Rights Trigger Event in the form provided by Trinidad Drilling, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Listing of Trust Units

Trinidad Energy and Trinidad ExchangeCo will, in good faith, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Trust Units

Trinidad Energy hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. Trinidad Energy hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4 of the Support Agreement)

(i) as is equal to the sum of the number of Trust Units issuable upon redemption, retraction or exchange of all

(A) Exchangeable Shares issued and outstanding from time to time, and

(B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time, and

(ii) As are now and may hereafter be required to enable and permit Trinidad Drilling and Trinidad ExchangeCo to meet their respective obligations hereunder, under the Support Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of Trinidad Energy

(a) Trinidad Energy will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by Trinidad Energy to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, at least 15 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of

(A) receipt by Trinidad Energy or Trinidad Drilling of notice of, and

(B) Trinidad Energy or Trinidad Drilling otherwise becoming aware of,

any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, in each case where Trinidad Energy has failed to contest in good faith any such proceeding commenced in respect of Trinidad Energy within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Trinidad Energy of notice of any event (a "**Trinidad Energy Liquidation Event**") contemplated by Subsections 5.12(a)(i) or 5.12(a)(ii), the Trustee will give notice thereof, in the form provided by Trinidad Energy, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of Trinidad Energy in connection with a Trinidad Energy Liquidation Event, on the fifth Business Day prior to the effective date (the "**Trinidad Energy Liquidation Event Effective Date**") of a Trinidad Energy Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units (the benefit in favour of Beneficiaries of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as aforesaid is defined as the "**Automatic**

Exchange Rights"). To effect such automatic exchange, Trinidad Energy or Trinidad ExchangeCo shall purchase on the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Trust Unit on the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date. Trinidad Energy or Trinidad ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date, such purchase price to be paid in accordance with Subsection 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from Trinidad Drilling shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, less any amounts withheld pursuant to Section 5.13.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Trinidad Energy or Trinidad ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Trinidad Energy and Trinidad ExchangeCo may reasonably require, Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver

or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Trinidad Energy or Trinidad ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country, shall be satisfied by delivering the Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that, at the date of execution and delivery of this Agreement, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 30 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time:

(i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and

(ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such Trust Units, the Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Trinidad Energy irrevocably authorizes its registrar and transfer agent to comply with all such requests. Trinidad Energy covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including, without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Trinidad Drilling a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by Applicable Law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares may be traded (it being expressly acknowledged that Trinidad Energy is under no obligation to so list the Exchangeable Shares and has no intention of taking any steps to list the Exchangeable Shares). In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling). If requested by the Trustee, Trinidad Drilling shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Trinidad ExchangeCo and/or Trinidad Drilling or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling, and except as

otherwise specifically provided herein, such evidence may consist of a report, letter or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report, letter or opinion is furnished by a director, officer or employee of Trinidad ExchangeCo and/or Trinidad Drilling it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion, letter or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement, letter or opinion; and

(c) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Trinidad Drilling, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Trinidad Drilling. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of Trinidad Drilling, in the deposit

department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, but acting in good faith, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the

Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Trinidad Drilling agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors, and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Trinidad Drilling shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling pursuant hereto.

In no case shall Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling be liable under this indemnity for any claim against any of the Indemnified Parties unless Trinidad Energy and Trinidad Drilling shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process

giving information as to the nature and basis of the claim. Subject to (ii) below, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be entitled to participate at their own expense in the defence and, if Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling; or (ii) the named parties to any such suit include both the Trustee and Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and the Trustee shall have been advised by counsel acceptable to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the wilful default, fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and to the predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement; however, on the written request of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding Subsection 9.3(a) and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling.

ARTICLE 10
TRINIDAD ENERGY SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking,

property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trinidad Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trinidad Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trinidad Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trinidad Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by, any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers of such Trinidad Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

11.2 Certain Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of Trinidad Drilling or the Beneficiaries hereunder provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and all Applicable Laws.

11.4 Changes in Capital of Trinidad Energy and Trinidad Drilling

At all times after the occurrence of any event contemplated pursuant to Sections 2.4 or 2.5 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Trinidad Drilling (when authorized by a resolution of the Board of Directors), Trinidad Energy (when authorized by a resolution of the Board of Directors) and Trinidad ExchangeCo (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these

presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trinidad Successors and the covenants of and obligations assumed by each such Trinidad Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.2 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.3 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad Drilling or Trinidad ExchangeCo, at:

Trinidad Drilling Ltd.
#1810, 540 – 5th Avenue S.W.
Calgary, Alberta T2P 0M2
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee, at:

Valiant Trust Company
510, 550 - 6th Avenue SW
Calgary, Alberta
T2P 0S2
Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Trinidad Drilling from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply *mutatis mutandis* to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other party.

13.6 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.7 Attornment

Each of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Performance by Subsidiary of Trinidad

Any provision in this Agreement providing for the delivery by Trinidad Energy of Trust Units or any other documents or instruments may, at the option of Trinidad Energy, be satisfied by delivery thereof by or on behalf of Trinidad Energy by a subsidiary of Trinidad Energy, and in such case such delivery shall satisfy the obligations of Trinidad Energy and the rights of Trinidad Energy to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such subsidiary of Trinidad Energy. Trinidad Energy and Trinidad Drilling shall be primarily obligated to deliver Trust Units or other documents or instructions as contemplated hereby and shall be relived of such obligations only if a subsidiary of Trinidad Energy in fact meets such obligation.

13.9 Liability of the Trust

The parties hereto acknowledge that Trinidad Drilling is entering into this Agreement solely on behalf of Trinidad Energy and the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST, by **Trinidad Drilling Ltd.**

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: ______________________________
Name: •
Title:

VALIANT TRUST COMPANY

By: ______________________________
Name: Zinat H. Damji
Title: President

By: ______________________________
Name: Philip Menard
Title: Director, Client Services

THIS IS **SCHEDULE 2.10** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

ALLOCATION OF PURCHASE PRICE

TANGIBLES, INCLUDING THE SPARE PARTS:

99.99% of the Purchase Price, as the same may be adjusted in accordance with the Agreement.

INTANGIBLES, INCLUDING INTELLECTUAL PROPERTY RIGHTS, GOODWILL AND THE CUSTOMER LIST:

0.01% of the Purchase Price, as the same may be adjusted in accordance with the Agreement.

THIS IS **SCHEDULE 4.1(k)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

ENCUMBRANCES

The encumbrances represented by the following registrations at the Personal Property Registry (Alberta):

(1)
Registration No.: 02070509910
Registration Date: July 5, 2002
Registration Type: Security Agreement
Expiry Date: July 5, 2006
Debtor: Arrow Drilling Inc. and William Paul Semnovitch
Secured Party: General Motors Acceptance Corporation of Canada Limited
Collateral (S/N): 2002 GMC Envoy, Serial #1GKET16S426127172
Collateral (General): All proceeds therefrom.

(2)
Registration No.: 95031005630
Last Amendment No.: 00022311666 (February 23, 2000)
Registration Date: March 10, 1995
Registration Type: Security Agreement
Expiry Date: March 10, 2005
Debtor: Arrow Drilling Inc.
Secured Party: National Bank of Canada
Collateral (General):

All present and after acquired personal property, all of the debtor's right, title and interest in and to major components and rig inventory of Paragon Drilling Rig #6, including, but not limited to: draw works: IDECO Model H-35; Rig Power: Detroit Diesel Twin-6715, with Allison transmission, serial V01246; Mast: Kremco, Serial C.D.N. 1089; Pump: Continental Emsco D-375, Serial #377, powered by Detroit Diesel Twin-6715, Serial #8921205M017, Serial #5108198.084; Light Plant: Powel Caterpillar, Model 3306, Serial #19-050, Generator B.B.C. 150 K.W., Serial #25932F2; Boiler: Volcano 80 H.P., Serial #874; Accumulator: Koomey, Serial #971; Spare Engine: Caterpillar Model 3406, Serial #9007655, Torque Convertor Twin Disc., Serial #278499; Drawworks: Ideco Model H-35, Single Drum Lebus Grooved, Drum for 25.4 mm Drill Line; Rig Power: Detroil Diesel Twin – 671'S, 350 HP C/W Allison transmission; Mast: Dreco 29.3 M. (96') Double Telescoping; Substructure: Rostel Stepdown 3.36 m (11') High x 4.26 m (14') wide x 11.2 m (36.5') long, K.B. to ground 4.1 m; Pump: Continental Emsco D375, powered by Detroit Diesel Twin 671 maximum allowables, 140 mm x 60 spm x 12,000 kpa, 152 mm x 60 spm x 10,000 kpa; Mud System: Single tank 3.35 m wide x 1.7 m high x 12.2 m long, three compartments, active capacity 69 cube m, trip tank 2.1 cubic m, pill tank 1.0 cubic m, 3 low pressure mud guns, mixing room with Mission Centrifugal pump @3600 lpm, 37.3 kw motor, Mission transfer pump @1800 lpm, 37.3 kw motor – desilter, Rostel mud hopper, 10-cone desilter (101.6 mm cones) @ 3600 lpm., Swaco adjustable liner motion shale shaker, Flygt electric sump pump 102 mm @ 2700 lpm; Well Control System: (A) Accumulator – Koomey 4-station closing unit, 365 litre capacity, maximum pressure 21,000 kpa (skidded and mounted in generator house), master controls located at accumulator; (B) Choke manifold – McEvoy 21,000 kpa mounted in heated enclosure at end of mud tank, gut line 76.2 mm, 2 – 50.8 mm manual chokes, hi-kalibre 21,000 kpa HCR valve, hi-kalibre 34,470 kpa upper kelly cock, Griffith 34,470 kpa stabbing valve; (C) B.O.P.'s – annular 228.6 mm Shaffer spherical 21,000 kpa WP flanges, blind ram 228.6 mm shaffer lwp 21,000 kpa WP studded, ram 228.6 mm shaffer lwp 21,000 kpa WP studded, spool 228.6 mm w/2-76 mm flanged outlets, 21,000 kpa, certified October 1994; Instrumentation: Weight Indicator – Totco Type C, dead line indicator – Dreco, recorder – geolograph 3-pen, survey tool – geolograph 6 degrees; Drill Pipe: As required – 3 ½" or 4 ½" premium; Drill Collars: 165 m (18 joints) 156 mm OD x 59 mm ID, 120 kg/m W/4 ½" XH connections slip recessed and hardbanded, 18 m (2 joints) 194 mm OD x 66 mm ID, 200 kg/m w/6 5/8" reg. Connections; Tankage: 65 cubic m water tank, toolhouse/doghouse; Light Plant: BBC 150 kw powered by CAT 3306 Diesel, 480 v. and building/cw 18,000 litre fuel tank; Boiler: Volcano 80 hp housed in steel building w/20 cubic m water tank and 6000 litre fuel tank, working pressure 800 kpa; Matting: Steel skid matting attached to sub c/w 4 levelling jacks; Rig Manager Accommodations: ATCO structure 3.67 m x 14.63 m skidded; all of the above collectively referred to as the "collateral" and all attachments, accessories, parts and equipment thereto or which may now or hereafter be incorporated in or on the collateral whether by way of addition, accession or replacement. Proceeds: Goods, chattel paper, securities, documents of title, instruments, intangibles and money (all as defined in the Alberta Personal Property Security Act). Rig No. 05 – Drawworks Shaffer oilfield SOS 6000 Serial #60405; Derrick Al

	Hicks Serial #135087; Floor engine Detroit Diesel 60 series model 6063GK60, Serial #6R174296; Pump Gardner Denver PZ8 Serial #900210, Cont. Emsco DB 550 Serial #71; Engines – Pump Caterpillar D379 Serial #68B07864, Pump Caterpillar D379 Serial #68B07414; Lightplant – Stamford Serial #D940539585; Engine - Caterpillar 3304 Serial #04B23585; BOP – Annular, Shaffer Serial #SPH3046, BOP – Shaffer LWP – Serial #2945, BOP – Shaffer LWP Serial #2945, BOP – Shaffer LWP – Serial #2024, Shale shaker – Swaco linear motion Serial #70583; Boiler – Volcano 125 HP Serial #89255.
(3)	Registration No.: 95031304603 Last Amendment No.: 95061401485 (June 14, 1995) Registration Date: March 13, 1995 Registration Type: Land Charge Expiry Date: Infinity Debtor: Arrow Drilling Inc. Secured Party: National Bank of Canada

The encumbrances represented by the following registrations at the Personal Property Registry (British Columbia):

(1)	Base Registration No.: 5680808 Control No.: B1481677 Last Amendment No.: 8743246 Registration Date: March 13, 1995 Registration Type: PPSA Security Agreement Expiry Date: March 13, 2005 Base Debtor: Arrow Drilling Inc. Secured Party: National Bank of Canada Collateral: All present and after acquired personal property of the Debtor, and without limitation, all fixtures, crops and licences.

The encumbrances represented by the following registrations at the Personal Property Registry (Saskatchewan):

(1)	Registration No: 106788843 Trans: 1 Last Amendment No.: 106788843 Registration Type: PPSA Registration Date: March 10, 1995 Expiry Date: March 10, 2005 Secured Party: National Bank of Canada Debtor: Arrow Drilling Inc. General Property: All of the Debtor's present and after-acquired property, including but not limited to all of the Debtor's right title and interest in and to major components and rig inventory of Arrow Drilling Rig #6, including, but not limited to: Draw Works: Ideco Model H-35; Rig Power: Detroit Diesel Twin-6715, with Allison Transmission, Serial V01246; Mast: Kremco, Serial C.D.N. 1089; Pump: Continental EMSCO D-375, Serial 8921205M017, Serial #5108198.084; Light Plant: Power Caterpillar, Model 3306, Serial #19-050, Generator B.B.C. 150 K.W., Serial #25932F2; Boiler: Volcana 80 H.P., Serial #874; Accumulator: Koomey, Serial #971; Spare Engine: Caterpillar Model 3406, Serial #9007655, Torque ConvertorTwin Disc., Serial #278499; Drawworks: Ideco Model H-35, single drum Lebus grooved, drum for 25.4 mm drill line; Rig Power: Detroit Diesel Twin - 671's, 360 HP c/w Allison Transmission; Mast: Dreco 29.3 M. (96) Double Telescoping; Substructure: Rostel Stepdown 3.36 m (11') high x 4.26 m (14') wide x 11.2 m (36.5') long, K.B. to ground 4.1 m; Pump: Continental EMSCO D375, powered by Detroit Diesel Twin 671, Maximum allowables, 140 mm x 60 spm x 12,000 kPa, 152 mm x 60 spm x 10,000 kPa; Mud System: Single tank 3.35 m wide x 1.7 m high x 12.2 m long, three compartments, activie capacity 69 cube m, trip tank 2.1 cubic m, pill tank 1.0 cubic m, 3 low pressure mud guns, mixing room with mission centrifugal pump @ 3600 lpm, 37.3 KW motor, Mission transfer pump @ 1800 lpm, 37.3 KW motor - desilter, Rostel mud hopper, 10-cone desilter (101.6 mm cones) @ 3600 lpm., SWACO adjustable liner motion shale shaker, Flyght electric sump pump 102 mm @ 2700 lpm; Well Control System: (a) accumulator - Koomey hydraulic 4-station closing unit, 365 litre capacity, maximum pressure 21,000 kPa (skidded andmounted in generator house), master controls located at accumulator; (b) choke manifold - McEvoy 21,000 kPa mounted in heated enclosure at end of mud tank, gut line 76.2 mm, 2 - 50.8 mm manual chokes, Hi-Kalibre 21,000 kPa HCR valve, Hi-Kalibre 34,470 kPa Upper Kelly Cock, Griffith 34,470 kPa stabbing valve; (c) B.O.P.'s - annular

228.6 mm Shaffer spherical 21,000 kPa WP flanges, blind RAM 228.6 mm Shaffer lwp 21,000 kPa WP studded, RAM 228.6 mm Shaffer lwp 21, 000 kPa WP studded, spool 228.6 mm w/2076 mm flanged outlets, 21,000 kPa, certified october 1994; Instrumentation: weight indicator - Totco Type C, dead line indicator - Dreco, recorder - Geolograph 3-pen, survey tool - Geolograph 6 degrees; Drill Pipe: as required - 3 1/2" or 4 1/2" premium; Drill Collars: 165 m (18 joints) 156 mm OD x 59 mm ID, 120 kg/m w/4 1/2" XH connections slip recessed and hardbanded, 18 m (2 joints) 194 mm OD x 66 mm ID, 200 kg/m 2/6 5/8" reg. connections; Tankage: 65 cubic m water tank, toolhouse/doghouse; Light Plant: BBC 150 KW powered by Cat 3306 diesel, 480 V. and building/cw 18,000 litre fuel tank; Boiler: Volcano 80 hp housed in steel building w/20 cubic m water tank and 6000 litre fuel tank, working pressure 800 kPa; Matting: steel skid matting attached to sub c/w 4 levelling jacks; Rig Manager Accommodations: Atco structure 3.67 m x 14.63 m skidded; all of the above collectively referred to as the "Collateral", and all attachments, accessories, parts and equipment thereto or which may now or hereafter be incorporated in or on the Collateral by way of addition, accession or replacement; Rig No. 5 - Drawworks Shaffer oilfield S0S 6000 serial # 60405; Derrick Al Hicks Serial #135087; Floor Engine Detroit Diesel 60 Series Model 6063GK60. Serial #6R174296; Pump Gardner Denver PZ8 Serial #900210, Con. EMSCO DEB550 Serial #71; Engines - pump Caterpillar D 379 Serial #68B07864; pump Caterpillar D79 Serial #68B07414; Lightplant - Stamford Serial #D940539585; Engine - Caterpillar 3304 Serial #04B23585; BOP - annular, Shaffer Serial #SPH3046, BOP - Shaffer lwp - Serial #2945, BOP - Shaffer lwp - Serial #2024, Shale Shaker, - Swaco linear motion Serial #70583; Boiler - Volcano 125 hp Serial #89255, and all proceeds of every type or kind including but not limited to trade-ins, equipment, inventory, goods, notes, chattel paper, contract rights, accounts, rental payments and insurance payments, instruments, securities, intangibles, and any other property or obligations received when such collateral or proceeds are sold, collected, dealt with, exchanged or otherwise disposed of.

The encumbrances represented by the following registration under the *Bank Act* (Canada):

Registrant:	National Bank of Canada
Registration No.:	01046355
Registration Date:	October 12, 1999
Expiry Date:	December 31, 2004

THIS IS **SCHEDULE 4.1(p)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

CUSTOMER LIST

[Contains a listing of the Vendor's customers, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(q)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

PERSONNEL LIST

[Contains a listing of the Vendor's personnel, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(r)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

MATERIAL CONTRACTS

[Contains a listing of the Vendor's material contracts, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(w)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

EMPLOYEE BENEFITS AND PENSION PLANS

[Contains information respecting the Vendor's employee benefit programs, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 5.1(h)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

FORM OF RELEASE

RELEASE

KNOW ALL MEN BY THESE PRESENTS, that **[I, [INDIVIDUAL], for myself, my heirs, executors and administrators / [CORPORATION], for itself, any associated, affiliated, predecessor, successor or parent corporations, and for its and their present, past and former directors, officers, shareholders, agents, employees and representatives]** (hereinafter referred to collectively as the "**Releasor**"), for good and valuable consideration including, without limitation, the payment of consideration (some or all of which consideration the Releasor acknowledges is to its benefit, either directly or indirectly) pursuant to the Asset Purchase Agreement dated as of February 19, 2004 between Trinidad Drilling Ltd. (the "**Corporation**") and Arrow Drilling Inc. (the "**Asset Purchase Agreement**"), do hereby remise, release and forever discharge the Corporation and Trinidad Energy Services Income Trust and their respective associates, affiliates, predecessor, successor or parent corporations or entities, and all past, present and future officers, trustees, directors, employees, agents, servants and attorneys of each of the foregoing, or any of them, including each of their successors, heirs, executors, assigns, administrators, agents and representatives (hereinafter referred to collectively as the "**Releasee**"), of and from all manner of actions, cause and causes of action, suits, debts, dues, controversies, bonds, bills, covenants, contracts, agreements, damages, judgments, claims, costs, obligations, charges, security interests and demands, whatsoever, in law or in equity (collectively, "**Claims**") as such Claims may relate to the Purchased Assets (as such term is defined in the Asset Purchase Agreement) and all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee, or which the Releasor can, shall or may have, for, upon or by reason of any matter, cause, or thing, whatsoever, on or at any time prior to the date of this Release, **BUT EXCLUDING** all Claims that may relate to all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee for, upon or by reason of any matter, cause, or thing, whatsoever related to any of the following:

(a) the obligations, if any, of the Releasee in favour of the Releasor under the Asset Purchase Agreement or under any documents or agreements delivered pursuant thereto (including, but not limited to, the Non-Competition Agreements, as such term is defined in the Asset Purchase Agreement); or

(b) any fraud of the Releasee.

In executing this Release, the Releasor acknowledges that the Releasor has relied on the Releasor's own judgment, belief and knowledge and that of the Releasor's counsel and has in no way relied on or been induced by any representation, statement, act or omission to act by the Releasee. The Releasor shall not at any time attempt to rescind, reform, or in any way modify or challenge the validity of this Release or any part hereof.

The Releasor hereby declares that the Releasor has read all of this Release, fully understands the terms of and voluntarily accepts the consideration stated herein as the sole consideration for this Release. The Releasor agrees that the Releasor shall execute all such further documents, agreements and

assurances as the Releasee may from time to time reasonably require to give effect to the intent and purpose of the provisions of this Release.

The Releasor further states that the Releasor has read and understands that this is a Release and that the Releasor intends to be legally bound by the same.

This Release shall be governed by the laws of the Province of Alberta.

WITNESS the execution of this Release as of the ● day of ●, 2004.

______________________________	______________________________
[INDIVIDUAL]	Witness to the signature of **[INDIVIDUAL]**

[OR, AS APPLICABLE]

[CORPORATION]

Per ______________________________
Name:
Title:

THIS IS **SCHEDULE 5.1(l)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS AGREEMENT is made as of the ● day of ●, 2004.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of the Province of Alberta (the "**Purchaser**")

- and -

ARROW DRILLING INC., a corporation incorporated under the laws of the Province of Alberta (the "**Vendor**")

WHEREAS the Vendor and the Purchaser entered into an asset purchase agreement made as of the 19th day of February, 2004 (the "**Asset Purchase Agreement**"), with respect to the "Purchased Assets" (which term, when used in this Agreement, has the same meaning as in the Asset Purchase Agreement);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Vendor hereby sells, assigns, transfers, conveys and sets over to the Purchaser, and the Purchaser hereby purchases from the Vendor, all of the right, title, estate and interest of the Vendor (whether absolute or contingent, legal or beneficial) in and to the Purchased Assets, TO HAVE AND TO HOLD the same, together with all benefit and advantage to be derived therefrom, absolutely, subject to the terms of the Asset Purchase Agreement.

2. The covenants, representations, warranties and indemnities contained in the Asset Purchase Agreement, and all qualifications and limitations thereon or thereto, are incorporated herein as fully and effectively as if they were set out herein and there shall not be any merger of any covenants, representation warranty or indemnity contained in the Asset Purchase Agreement by virtue of the execution and delivery hereof, any rule of law, equity or statute to the contrary notwithstanding.

3. If any term or provision hereof should conflict with any term or provision of the Asset Purchase Agreement, the term and provision of the latter shall prevail and this Agreement shall at all times be read subject to all terms and conditions of the Asset Purchase Agreement.

4. The assignment and conveyance effected by this Agreement is made with full right of substitution of the Purchaser in and to all covenants, representations, warranties and indemnities by others heretofore given or made in respect of the Purchased Assets or any part thereof.

5. This Agreement shall, in all respects, be subject to and interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and shall, in every regard, be treated as a contract made in the Province of Alberta. The parties hereto irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising out of or in connection with this Agreement.

6. This Agreement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective administrators, trustees, receivers, successors and assigns.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

ARROW DRILLING INC.	**TRINIDAD DRILLING LTD.**
Per: ______________________	Per: ______________________
Name: ●	Name: Lyle C. Whitmarsh
Title: ●	Title: President
Per: ______________________	Per: ______________________
Name: ●	Name: Brent J. Conway
Title: ●	Title: Chief Financial Officer

THIS IS **SCHEDULE 5.1(r)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

FORM OF NON-COMPETITION AGREEMENT

[Contains the form of Non-Competition Agreement, which has been deleted to maintain confidentiality]

THIS IS **SCHEDULE 5.1(u)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 19TH DAY OF FEBRUARY, 2004 BETWEEN ARROW DRILLING INC. AND TRINIDAD DRILLING LTD.

CERTAIN TERMS OF SHAREHOLDER AGREEMENT

The following concepts will be among those incorporated into the Shareholder Agreement:

Definitions

"**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad Drilling, other than an Exempt Exchangeable Share Voting Event.

"**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad Drilling in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

"**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad Drilling or Trinidad Energy; provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

Trinidad Drilling Control Transactions

If a Trinidad Drilling Control Transaction occurs, and the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares, in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Trinidad Drilling Control Transaction in accordance with its terms, the holders of the Exchangeable Shares agree that Trinidad Drilling may redeem such holders' Exchangeable Shares by following a procedure consistent with the procedures set forth in Article 5 of the Exchangeable Share Provisions (including, in such circumstances, the ability of Trinidad Energy and Trinidad ExchangeCo to purchase or acquire such Exchangeable Shares following a procedure consistent with the Redemption Call Rights set forth in such Article 5).

Voting Events

If an Exchangeable Share Voting Event is proposed, and the Board of Directors determines, in good faith and in its sole discretion, after consultation with its legal advisors, that the approval or consent of the outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be *bona fide*, then the holders of the Exchangeable Shares agree to vote and/or consent to such Exchangeable Share Voting Event as directed by the Board of Directors.

If an Exempt Exchangeable Share Voting Event is proposed, the holders of the Exchangeable Shares agree to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the Board of Directors.

None of the provisions in respect of Exchangeable Share Voting Events or Exempt Exchangeable Share Voting Events shall operate to prevent the holders of Exchangeable Shares from exercising their rights of retraction pursuant to Article 4 of the Exchangeable Share Provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

Restrictions on Exchangeable Share Transfers

The Board of Directors agrees to approve any transfer of Exchangeable Shares which meets all of the following criteria:

(a) the transferee is an Alberta resident;

(b) the proposed transfer will not result in Trinidad Drilling becoming a "distributing corporation" for the purposes of the *Business Corporations Act* (Alberta);

(c) the proposed transfer is in accordance with Applicable Law; and

(d) the transferee executes such documentation as is reasonably required by Trinidad Drilling such that the transferee becomes a party to, and is bound by, the Shareholder Agreement.

Trinidad Energy Services Income Trust

SEDAR Document Index

BINDER	TAB	TITLE	DATE
1	1	Press release - English	Feb 2 2004
1	2	Press release - English	Feb 19 2004
1	3	Press release - English	Feb 19 2004
1	4	Press release - English	Feb 20 2004
1	5	Preliminary short form prospectus - French	Feb 23 2004
1	6	Preliminary short form prospectus - English	Feb 23 2004
1	7	MRRS Decision Document (Preliminary)	Feb 23 2004
1	8	Management proxy / information circular - French (BC, ON - Form 30, QC)	Feb 23 2004
1	9	Annual information form - French	Feb 23 2004
1	10	Other	Feb 24 2004
1	11	MD & A - French	Feb 24 2004
1	12	Interim financial statements - French	Feb 24 2004
1	13	Audited annual financial statements - French	Feb 24 2004
1	14	Preliminary Receipt	Feb 25 2004
1	15	Other material contract(s)	Feb 27 2004
1	16	Material change report - English	Feb 27 2004
1	17	Other	Mar 1 2004
1	18	Other	Mar 1 2004
2	19	Other	Mar 1 2004
2	20	Other	Mar 1 2004
2	21	Other	Mar 1 2004
2	22	Other	Mar 1 2004
2	23	Material change report - French	Mar 1 2004
2	24	Final short form prospectus - French	Mar 3 2004
2	25	Final short form prospectus - English	Mar 3 2004
2	26	Consent letter of underwriters' legal counsel	Mar 3 2004
2	27	Consent letter of issuer's legal counsel	Mar 3 2004
2	28	Auditors' consent letter	Mar 3 2004
2	29	Auditors' consent letter	Mar 3 2004
2	30	Auditors' consent letter	Mar 3 2004
2	31	Auditors' consent letter	Mar 3 2004
2	32	MRRS Decision Document (Final)	Mar 4 2004
2	33	Final Receipt	Mar 5 2004
2	34	Final Receipt	Mar 5 2004
2	35	Other Correspondence	Mar 11 2004
2	36	Final Receipt	Mar 11 2004
2	37	Press release - English	Mar 12 2004
2	38	Final Receipt	Mar 12 2004
2	39	Press release - English	Mar 15 2004





BINDER	TAB	TITLE	DATE
3	84	Preliminary Receipt	Jul 14 2004
3	85	Renewal annual information form - French	Jul 16 2004
3	86	Other material contract(s)	Jul 16 2004
3	87	Notice of meeting - French	Jul 16 2004
3	88	News release - English	Jul 16 2004
3	89	MD&A - French	Jul 16 2004
3	90	MD&A - French	Jul 16 2004
3	91	Material change report - French	Jul 16 2004
3	92	Material change report - French	Jul 16 2004
3	93	Management information circular - French	Jul 16 2004
3	94	Interim financial statements - French	Jul 16 2004
4	95	Audited annual financial statements - French	Jul 16 2004
4	96	MRRS Decision Document (Final)	Jul 19 2004
4	97	Final short form prospectus - French	Jul 19 2004
4	98	Final short form prospectus - English	Jul 19 2004
4	99	Consent letter of underwriters' legal counsel	Jul 19 2004
4	100	Consent letter of issuer's legal counsel	Jul 19 2004
4	101	Auditors' consent letter	Jul 19 2004
4	102	Auditors' consent letter	Jul 19 2004
4	103	Auditors' consent letter	Jul 19 2004
4	104	Auditors' consent letter	Jul 19 2004
4	105	Final Receipt	Jul 20 2004
4	106	Final Receipt	Jul 20 2004
4	107	News release - English	Jul 27 2004
4	108	News release - English	Jul 27 2004
4	109	Material change report - English	Aug 5 2004
4	110	News release - English	Aug 11 2004
4	111	MD&A - English	Aug 13 2004
4	112	Interim financial statements - English	Aug 13 2004
4	113	News release - English	Aug 17 2004
4	114	Form 52-109F2 - Certification of Interim Filings – CFO	Sep 2 2004
4	115	Form 52-109F2 - Certification of Interim Filings - CEO	Sep 2 2004
4	116	News release - English	Sep 16 2004
4	117	News release - English	Sep 17 2004
4	118	News release - English	Sep 30 2004
4	119	News release - English	Oct 18 2004
4	120	News release - English	Oct 21 2004
4	121	News release - English	Oct 21 2004
4	122	Business acquisition report - English	Oct 21 2004
4	123	Preliminary short form prospectus - French	Oct 25 2004
4	124	Preliminary short form prospectus - English	Oct 25 2004
4	125	Other material contract(s)	Oct 25 2004
4	126	MRRS Decision Document (Preliminary)	Oct 25 2004
4	127	MD&A - French	Oct 25 2004





TSX Filings

BINDER	TAB	TITLE	DATE
5	171	Form 1 Submission	Jan 31 2004
5	172	Form 1 Submission – Amendment	Jan 31 2004
5	173	Form 1 Submission	Feb 29 2004
5	174	Form 1 Submission	Mar 31 2004
5	175	Form 1 Submission – Amendment	Mar 31 2004
5	176	Form 1 Submission	Mar 31 2004
5	177	Form 1 Submission	Apr 30 2004
5	178	Form 1 Submission	May 31 2004
5	179	Form 1 Submission	May 31 2004
5	180	Form 1 Submission	Jun 30 2004
5	181	Form 1 Submission	Jul 30 2004
5	182	Form 1 Submission	Aug 31 2004
5	183	Form 1 Submission	Sept 30 2004
5	184	Form 1 Submission	Oct 31 2004
5	185	Form 1 Submission	Nov 30 2004
5	186	Form 1 Submission	Dec 31 2004
5	187	Form 1 Submission	Jan 31 2005
5	188	Form 5 Submission	Jan 31 2004
5	189	Form 5 Submission	Feb 29 2004
5	190	Form 5 Submission	Mar 31 2004
5	191	Form 5 Submission	Apr 30 2004
5	192	Form 5 Submission	May 31 2004
5	193	Form 5 Submission	Jun 30 2004
5	194	Form 5 Submission	Jul 31 2004
5	195	Form 5 Submission	Aug 31 2004
5	196	Form 5 Submission	Sept 30 2004
5	197	Form 5 Submission	Oct 31 2004
5	198	Form 5 Submission	Nov 30 2004
5	199	Form 5 Submission	Dec 31 2004
5	200	Form 5 Submission	Jan 31 2005
5	201	Form 5 Submission	Feb 28 2005

AMENDED AND RESTATED NOTE INDENTURE

BETWEEN

TRINIDAD DRILLING LTD.

- and -

VALIANT TRUST COMPANY

September 17, 2002

Providing for the issue of unsecured, subordinated 13% Notes due December 31, 2007

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE NOTES

ARTICLE 3
COVENANTS OF THE CORPORATION

ARTICLE 4
DEFAULT

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

ARTICLE 9
CONCERNING THE NOTE TRUSTEE

ARTICLE 10
SUBORDINATION OF NOTES

ARTICLE 11
SUPPLEMENTAL INDENTURES

ARTICLE 12
FORM OF NOTE

ARTICLE 13
EXECUTION AND FORMAL DATE

AMENDED AND RESTATED
NOTE INDENTURE

September 17, 2002

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

RECITALS:

A. Pursuant to a plan of arrangement (the "**Arrangement**") completed pursuant to the *Business Corporations Act* (Alberta), Trinidad Acquisition Corp. issued certain notes pursuant to a Note Indenture dated September 17, 2002 between Trinidad Acquisition Corp. and the Note Trustee (the "**Original Indenture**").

B. Pursuant to the Arrangement, Trinidad Acquisition Corp. amalgamated with Trinidad Drilling Ltd. to form the Corporation, and the parties to the Original Indenture desire to amend and restate the Original Indenture and execute and deliver this amended and restated Note Indenture to reflect such amalgamation, and for greater certainty, to give continued effect to all actions taken and Notes issued pursuant to the Original Indenture.

C. The Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided.

D. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation.

E. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Note Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
Interpretation

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

"**Arrangement**" means the plan of arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta) set out in an Arrangement Agreement dated August 8, 2002 between Trinidad Acquisition Corp., the Corporation and the Trust;

"**Auditors of the Corporation**" or "**Corporation's Auditors**" means an independent firm or firms of chartered accountants duly appointed as auditors of the Corporation;

"**Available Cash Flow**" means, for any particular calendar year, the Corporation's Operating Cash Flow for such year minus in respect of that year the aggregate of, without duplication, the Corporation's (i) general and administrative expenses; (ii) operating expenses; (iii) all taxes, including income taxes, capital taxes and property taxes which are not deducted in the calculation of Operating Cash Flow; and (iv) principal and interest payable or paid on any Debt Financing and on the Notes;

"**Business Day**" means any day except Saturdays, Sundays, statutory holidays in Alberta and days when the principal office in Calgary of the Note Trustee is not generally open to the public for the transaction of business;

"**Certificate of the Corporation**", "**Order of the Corporation**", "**Request of the Corporation**", "**Written Direction of the Corporation**" and "**Consent of the Corporation**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Corporation by any two of the directors or officers of the Corporation, and may consist of one or more instruments so executed, provided that a Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Note Trustee;

"**Certified Resolution**" means a copy of a resolution of the Corporation certified by the President, Chairman of the Board, Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose as having been duly passed by the Directors and to be in full force and effect on the day of such certification;

"**Completion of the Arrangement**" means the issuance by the Registrar of Corporations (Alberta) of a Certificate of Amalgamation giving effect to the Arrangement;

"**Corporation**" means Trinidad Drilling Ltd. and includes any successor body corporate or other body corporate to or of the Corporation which shall have complied with the provisions of Article 6 and in any event includes the successor body corporate resulting from the Arrangement;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Note Trustee or retained,

employed, engaged or appointed by the Corporation and acceptable to the Note Trustee where the context so indicates;

"**Debt Financing**" means all loans made to the Corporation, advances under any credit facilities, which advances are to be used, among other purposes, to allow for partial payment on the Notes and to otherwise finance capital expenditures by the Corporation;

"**Director**" means a member of the board of directors of the Corporation for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "**action by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the executive committee as such committee;

"**Event of Default**" means any of the events of default referred to in Section4.1;

"**Generally Accepted Accounting Principles**" means generally accepted accounting principles which are in effect from time to time in Canada;

"**Holders**" means the person(s) from time to time being entered in the registers hereinafter mentioned as holders of Notes;

"**Interest Rate**" means the interest rate of 13% per annum;

"**Issue Date**" means, in respect of any Note, the date on which such Note is issued;

"**Maturity Date**" means December 31, 2007;

"**Non-Trust Holders**" means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of $1,000,000 or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

"**Note Indenture**","**Indenture**","**hereto**","**herein**","**hereby**","**hereunder**","**hereof**" and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"**Note Trustee**" means Valiant Trust Company or its successor or successors for the time being in the trusts created hereunder;

"**Noteholders' Direction**" means:

(a) an instrument signed in one or more counterparts either:

(i) at any time when there are no Non-Trust Holders, by the Trust; or

(ii) at any time when there are Non-Trust Holders, by the Trust and by Non-Trust Holder(s) of at least one-half of the principal amount of the Notes outstanding then held by Non-Trust Holders,

or

(iii) a resolution of the Holders passed at a meeting of the Holders either:

(A) at any time when there are no Non-Trust Holders, by the Trust; or

(B) at any time when there are Non-Trust Holders, by the Trust and by Non-Trust Holder(s) of at least one-half of the principal amount of the Notes outstanding then held by Non-Trust Holders who are represented at the meeting,

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Direction;

"**Noteholders' Resolution**" means:

(b) an instrument signed in one or more counterparts either:

(i) at any time when there are no Non-Trust Holders, by the Trust; or

(ii) at any time when there are Non-Trust Holders, by the Trust or Non-Trust Holder(s) of at least three-quarters of the principal amount of the Notes outstanding then held by Non-Trust Holders,

or

(iii) a resolution of the Holders passed at a meeting of the Holders either:

(A) at any time when there are no Non-Trust Holders, by the Trust; or

(B) at any time when there are Non-Trust Holders, by the Trust or Non-Trust Holder(s) of at least three-quarters of the principal amount of the Notes outstanding then held by Non-Trust Holders who are represented at the meeting,

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Resolution;

"**Notes**" means the unsecured, subordinated notes issuable by the Corporation under the Arrangement bearing interest at the Interest Rate and maturing on the Maturity Date, issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

"**Operating Cash Flow**" means in respect of any period for which Operating Cash Flow is calculated (a) the amount received or receivable by the Corporation (on a consolidated basis) in respect of sales of products and services, but not including dispositions of capital items; less:

(b) expenditures paid or payable by or on behalf of the Corporation in respect of the operation of the business;

"**Person**" means an individual, firm, trust, trustee, syndicate, body corporate, partnership, association, government or governmental agency;

"**Plan of Arrangement**" means the plan of arrangement giving effect to the Arrangement;

"**Register**" has the meaning ascribed thereto in Section 2.6;

"**Senior Debt**" has the meaning ascribed thereto in Section 10.1;

"**Subsidiary**" or "**Subsidiary Corporation**" means any body corporate of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such body corporate and includes any body corporate in like relation to a Subsidiary;

"**Successor Corporation**" has the meaning attributed to it in Section 6.1;

"**Time of Expiry**" means 5:00 p.m. Calgary time on the Maturity Date;

"**Trinidad Shareholders**" means the holders of common shares of the Corporation who are, pursuant to the Arrangement, entitled to Notes;

"**Trust**" means Trinidad Energy Services Income Trust, a trust established under the laws of the Province of Alberta;

"**Voting Shares**" means shares of any class of any body corporate carrying voting rights under all circumstance, provided that for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Note Trustee for cancellation, or monies for the payment thereof shall have been set aside under Section 5.2, provided that:

(a) when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(b) for the purposes of any provision of this Note Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or

indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action, only the Notes which the Note Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee's right to vote such Notes in his discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash or by bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Corporation shall be prepared in accordance with Generally Accepted Accounting Principles consistently applied. Each accounting term used in this Note Indenture, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles consistently applied and reference to any balance sheet item, statement of income and retained earnings item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles consistently applied.

1.7 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.9 Language

This document is drawn up in English at the express request of the parties. C'est la volonte expresse des parties que cette entente soit redigee en anglais.

ARTICLE 2
The Notes

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $17,315,897.

(b) The Notes shall: (i) be dated as of the Issue Date; (ii) be entitled to payments of principal as set out in Subsection 2.1(c); (iii) be subject to prepayment by the Corporation, in whole or in part, at any time without notice or bonus; (iv) bear interest on the principal amount outstanding from time to time from and including the Issue Date at the Interest Rate payable after as well as before maturity and after as well as before default and judgment (with interest on amounts in default at the same rate), such interest to be calculated for each calendar month and paid monthly on the 15th day of the month following the month in which it was earned (except for the first payment, which shall be made on November 15, 2002 for the period commencing on Completion of the Arrangement (being the date of the Certificate of Amalgamation giving effect to the Arrangement) and ending on October 31, 2002); and (v) except as otherwise provided in this Note Indenture, mature to the extent of any outstanding principal and interest at the Time of Expiry; and (vi) entitle the Trust at any time when it is a Holder, at its sole option, to demand immediate payment of the interest otherwise payable on January 15 of any year at any time on or following December 31 of the immediately preceding year. The record date for determining the Holders to receive payments of interest shall be the last day of the calendar month to which the interest payments relate.

(c) Subject always to Article 10 and the terms of any secured Debt Financing, the Corporation shall, commencing on November 15, 2002 and on the 15th day of each subsequent month until the Maturity Date (or such earlier date as all monies due to Holders of the Notes have been paid), pay an amount equal to one-twelfth of the Corporation's Available Cash Flow for its prior calendar year (if any) on

account of, and as between Holders in proportion to the principal sums owing on, the Notes.

The record date for determining the Holders to receive principal payments based on Available Cash Flow shall be the last day of the calendar month to which the principal payments relate.

The Corporation's Available Cash Flow shall be determined from the Corporation's audited financial statements and verified by the Corporation's Auditors. Such determination, absent manifest error, shall be conclusively binding on the Corporation and the Holders.

(d) As principal or interest becomes due on the Notes (except at maturity, when outstanding principal and interest shall be paid upon the surrender thereof for payment), at least three Business Days prior to each date on which such principal or interest on the Notes becomes due, the Corporation shall cause such principal and interest (less any tax required by law to be withheld therefrom) to be paid by cheque sent by prepaid ordinary mail, or by other means of transferring funds as may be considered appropriate by the Note Trustee, to or to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or other such replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(e) With the prior consent of the Trust, the Corporation may, when making any payment on the outstanding principal amount of the Notes, apply all or any part of the payment that would otherwise be paid to the Trust to the account of the Non-Trust Holders, and as between Non-Trust Holders, in proportion to the principal sums owing or, the Notes held by such Non-Trust Holders.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes. The Notes (including the certificate of the Note Trustee endorsed thereon) shall be substantially in the form set forth in Schedule A hereto. The Notes shall bear such distinguishing letters and numbers as the Note Trustee may approve and may include a translation into the French language.

(b) The Notes may, but need not be, under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by any two officers or directors of the Corporation. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Note Trustee shall not be by facsimile signature. Notwithstanding that any Person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Note Trustee and shall be certified by the Note Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. No more than one Note having a denomination other than $100 or integral multiples thereof will be issued to a Holder at anyone time.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Note Trustee substantially in the form set out in Schedule A hereto (or in some other form approved by the Note Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation, and is entitled to the benefits hereof.

(b) The certificate of the Note Trustee signed on the Notes shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Note Trustee signed on the Notes shall, however, be a representation and warranty by the Note Trustee that the Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank Pari Passu

The Notes shall be issued on terms consistent with the provisions of this Note Indenture and the Arrangement. Each Note as soon as issued in accordance with this Note Indenture shall rank pari passu with each other Note and, subject to Sections 2.1(b)(vi), 2.1(e) and 4.2, shall be equally and proportionately, based on outstanding principal, entitled to the benefits hereof

without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept at the principal office of the Note Trustee in the City of Calgary and in such other place or places and by the Note Trustee or such other registrars, if any, as the Corporation with the approval of the Note Trustee may designate, registers ("**Register(s)**") in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers or cancellations of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee, upon compliance with applicable laws (including without limitation, applicable securities laws) and with such requirements as the Note Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Note Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Note Trustee or any Holder. Every registrar (including the Note Trustee) shall from time to time when requested so to do by the Corporation or the Note Trustee furnish the Corporation or Note Trustee with a list of the names and addresses of Holders entered on the Registers kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Note Trustee or other registrar may prescribe.

(d) Neither the Corporation nor the Note Trustee shall be required to transfer or exchange any Notes during the 10 Business Days immediately preceding any interest or principal payment date.

(e) None of the Note Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Note Trustee, any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(f) Except in the case of the Registers required to be kept at the Note Trustee's principal office in the City of Calgary, the Corporation with the approval of the Note Trustee may at any time close any Register upon which the registration of

any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all Persons may act accordingly. A transferee of a Note shall, after an appropriate form of Transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which, despite the provisions of this paragraph, the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Corporation by a Holder of a Note or the receipt of such Holder for the principal monies, and interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Note Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Note Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued thereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Note Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Corporation and the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Note Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Note Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Note Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made by the Corporation or the Note Trustee for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes. The transfer shall be in the form and substance of the transfer attached to the form of Note set out in Schedule A.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Note Trustee Not Bound to Make Enquiries

The Note Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 Special Interim Arrangement for Notes

Because on Completion of the Arrangement all of the Notes outstanding are to be held by the Trust, the Corporation may issue at first instance one Note to the Note Trustee as Holder, in trust for the Trinidad Shareholders. Pursuant to the Arrangement, the Note Trustee shall then on behalf of the Trinidad Shareholders, transfer that Note, without recourse, to the Trust, subject to the receipt for delivery to the Trinidad Shareholders of units of the Trust allocated to the Trinidad Shareholders, all as contemplated by the Arrangement. Upon receipt of the units of the Trust, the Note Trustee shall provide a receipt and allocate those units to the individual Trinidad Shareholders as required by the Arrangement. Subject to a Trinidad Shareholder returning the required letter of transmittal and share certificate, the Note Trustee shall then forward to the Trinidad Shareholder the units allocated to such Trinidad Shareholder. Notwithstanding anything to the contrary, delivery of units by the Trust to the Note Trustee in accordance with this section shall constitute a full and complete satisfaction, discharge and cancellation of the Trust's obligation to deliver units and the Trust shall not be obligated or required to enquire into or verify delivery by the Note Trustee to the Trinidad Shareholders.

ARTICLE 3
Covenants of the Corporation

3.1 Positive Covenants

The Corporation hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with Generally Accepted Accounting Principles and practices;

(d) furnish the Note Trustee with copies, and will provide directly to each Holder of Notes requesting same, of all interim financial statements and annual audited consolidated financial statements, and the report, if any, of the Corporation's Auditors thereon;

(e) notify the Note Trustee immediately upon obtaining knowledge of any Event of Default hereunder;

(f) give to the Note Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental

department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operation, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

3.2 Note Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Note Trustee may in its discretion, but (subject to Section 4.8) need not, notify the Holders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 3.3, but no such performance or payment shall be deemed to relieve the Corporation from default thereunder.

3.3 To Pay Note Trustee's Remuneration

The Corporation will pay the Note Trustee's reasonable remuneration for its services hereunder and will repay to the Note Trustee on demand all monies which shall have been paid by the Note Trustee in and about the execution of the trusts hereby created with interest at the Interest Rate from thirty (30) days after the date of the invoice from the Note Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Note Trustee's remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to any payment in respect of any of the Notes or interest thereon. The remuneration and monies shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Note Indenture shall be in course of administration by or under the direction of a court.

ARTICLE 4
Default

4.1 Events of Default

It shall be an Event of Default if:

(a) subject to Section 4.2, the Corporation makes default in payment, on account of principal on the Notes as required by this Note Indenture, including payment of the aggregate outstanding balance of the Notes on the Maturity Date;

(b) subject to Section 4.2, the Corporation makes default in payment of any interest due on any outstanding Note and any such default continues for a period of three months;

(c) the Corporation makes default and demand for payment of more than $5,000,000 has been made under the provisions of any material instrument, indenture or document evidencing indebtedness, unless the Corporation remedies or discharges the same within the curative period provided for therein, or unless within that period or thereafter such default shall have been waived;

(d) a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against all or any substantial part of the property of the Corporation, or appointing a receiver, receiver-manager or receiver and manager of all or any substantial part of the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 30 days;

(e) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of, or pursuant to, any transaction in respect of which the conditions of Section 6.1 are duly observed and performed or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Note Trustee, in its discretion, and shall be given by the Note Trustee upon receipt of a Noteholders' Resolution), the Corporation shall fail to make good such default within a period of 30 days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee;

(g) if, after the date of this Note Indenture, any proceedings with respect to the Corporation other than the Arrangement are taken with respect to a compromise or arrangement under the *Companies Creditors Arrangement Act* (Canada) (or any Act substituted therefor) or a proposal under the *Bankruptcy and Insolvency Act* (Canada) or any similar proceedings under similar legislation of any other jurisdiction;

(h) if a distress or execution or any similar process intended to recover more than $5,000,000 is enforced against any part of the property of the Corporation and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, unless such process is in good faith disputed by the Corporation and the Corporation shall have, if the Note Trustee shall have so required, given security which is sufficient to pay in full the amount thereby claimed, anticipated interest and costs, in case the claim is held to be valid;

(i) the Corporation shall cease to carry on in the ordinary course its business or a substantial part thereof, as contemplated by the information circular of the Corporation dated August 9, 2002 concerning the Arrangement; or

(j) the Corporation defaults in observing or performing any of the material agreements or covenants in any material lease, license or other agreement whereby any material property or rights of the Corporation may become liable for forfeiture or where any such lease, license or other agreement would be subject to termination and fails to remedy the same within any curative period provided for therein, in each case where non-compliance could result in a material adverse effect on the business or financial condition of the Corporation.

4.2 Special Waiver by the Trust

If the Corporation is unable or unwilling to pay interest or any required principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

4.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, then in each and every such event the Note Trustee may, in its discretion, and shall upon receipt of a Noteholders' Resolution, subject to the provisions of Section 4.4, by notice in writing to the Corporation declare the principal of and interest on all Notes (or, only on Notes held by Non-Trust Holders if the Trust elects pursuant to Section 4.2 to delay immediate payment) then outstanding and all other moneys outstanding thereunder to be due and payable and, subject to Article 10, the same shall forthwith become immediately due and payable to the Note Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Note Trustee for the benefit of the relevant Holders such principal, accrued and unpaid interest and all other moneys outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Note Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's

obligations thereunder and any moneys so received by the Note Trustee shall be applied in the manner provided in Section 4.13.

4.4 Remedies

Whenever an Event of Default has occurred the Holder(s) of the Notes outstanding may by Noteholders' Resolution cause the Note Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding up or other proceedings relative to the Corporation.

4.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 4 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

4.6 Costs

The Corporation shall be liable to the Note Trustee for all costs incurred by the Note Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon at the Interest Rate from the date such costs are incurred until the date payment thereof is received by the Note Trustee.

4.7 Delay

No delay or omission of the Note Trustee or any Holder to exercise any remedy shall impair any such remedy or shall be construed to be a waiver of default hereunder or acquiescence herein.

4.8 No Recourse Against Other Parties

Neither the Note Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against: any past, present or future incorporator, shareholder, director or officer of the Corporation; any past, present or future unitholder, Note Trustee or officer of the Trust; or, the Trust; for the payment of the principal or interest under any or all of the Notes or on any covenants, agreement, representation or warranty of the Corporation contained herein or in the Notes or in any certificate of the Corporation, order of the Corporation, request of the Corporation, written direction of the Corporation or consent of the Corporation.

4.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Note Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 8.1; provided that, notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by a Noteholders' Resolution, the Note Trustee shall not be required to give such notice if the Note

Trustee in good faith shall have determined that the withholding of such notice is not prejudicial to the best interests of the Holders and shall have so advised the Corporation in writing.

4.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power by Noteholders' Direction to instruct the Note Trustee to waive any Event of Default and the Note Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such instruction; and

(b) the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Note Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable;

provided that no act or omission either of the Note Trustee or of the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

4.11 Enforcement by the Note Trustee

(a) Subject to the provisions of Section 4.10 and to the provisions of any Noteholders' Resolution or Noteholders' Direction, in case the Corporation shall fail to pay to the Note Trustee, forthwith after the same shall have been declared to be due and payable under Section 4.3, the principal and interest on Notes outstanding, together with any other amounts due hereunder, the Note Trustee may in its discretion and shall upon receipt of a Noteholders' Resolution, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee hereunder to obtain or enforce payment of the said principal and interest and other amounts by such proceedings authorized by this Note Indenture or by law or equity as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Note Trustee shall deem expedient.

(b) The Note Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in anyone or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Note Trustee is hereby

irrevocably appointed (and the successive respective Holders by taking and holding the Notes shall be conclusively deemed to have appointed the Note Trustee) the true and lawful attorney-in-fact or the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any authorized claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Note Trustee, unless authorized by Noteholders' Direction, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Holder.

(c) The Note Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

4.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other right, remedy or power, howsoever arising, unless (i) such Holder shall previously have given to the Note Trustee written notice of the happening of an unwaived Event of Default hereunder; (ii) the Holders by Noteholders' Resolution shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the right, remedy or power or to institute an action, suit or proceeding in its name for such

purpose; (iii) the Holders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Note Trustee shall have failed to act within a reasonable time at such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceedings.

4.13 Application of Monies by Note Trustee

Except as herein otherwise expressly provided and subject to the provisions of Article 10, any money received by the Note Trustee from the Corporation pursuant to the foregoing provisions of this Article 4, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Note Trustee's compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter provided in this Section 4.13, in payment, ratably and proportionately to the Holders (or relevant Holders in circumstances where the Trust makes the election allowed by Section 4.3) based on outstanding principal and interest, if any, owed to all Holders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding and in the case of Notes in the priority of accrued and unpaid interest and interest on amounts in default first and then principal, unless otherwise directed by Noteholders' Direction and in that case in such order or priority as between principal and interest as may be directed by such Noteholders' Direction; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

4.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to Subsection 4.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 8.1 specifying the time when and the place or places

where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at anyone of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Note Trustee may think necessary to provide for the payments mentioned in Subsection 4.13(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 9.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

4.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Note Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 5
Satisfaction and Discharge

5.1 Payment of Principal Amount

The applicable outstanding principal, and any interest, due on each outstanding Note upon Maturity shall be paid by the Corporation to the Note Trustee for payment to the Holder upon presentation and surrender of the Note by the Holder to the Note Trustee at the office of the Note Trustee in the City of Calgary on the Maturity Date. Upon payment of the outstanding principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Note Trustee.

5.2 Non-Presentation of Notes

In case the Holder of any such Notes shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable with respect thereto or give such receipt therefor, if any, as the Note Trustee may require, such monies shall be set aside by the Note Trustee in trust for such Holder, and no interest accruing thereafter shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note or Notes.

5.3 Repayment of Unclaimed Monies

Any monies set aside under Section 5.2 and not claimed by and paid or delivered to Holders as provided in Section 5.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Note Trustee on demand and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

5.4 Discharge

The Note Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee) upon proof being given to the reasonable satisfaction of the Note Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 6
Successor Corporations

6.1 Successor Corporations

The Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation (other than an amalgamation with an affiliate, as defined in the *Securities Act* (Alberta), of the Corporation), merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing body corporate resulting therefrom, unless:

(a) such other Person or continuing body corporate is a body corporate (herein called the "**Successor Corporation**") incorporated under the laws of Canada or any province thereof;

(b) the Successor Corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Note Trustee and in the opinion or Counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Note Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Note Trustee or the Holder hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the Successor Corporation either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Corporation complying with the provisions of subsection (b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

6.2 Vesting of Powers in Successor Corporation

Whenever the conditions of Section 6.1 have been duly observed and performed, the Successor Corporation (including, without limitation, the amalgamated corporation resulting from the Arrangement) shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Corporation and thereupon the Corporation shall be released from liability under the Notes and this Indenture and the Note Trustee shall execute and deliver such documents which are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 7
Meetings of Holders

7.1 Right to Convene Meeting

The Note Trustee or the Corporation may at any time and from time to time, and the Note Trustee shall on receipt or a request of the Corporation or a Noteholders' Resolution and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and

holding of such meeting, convene a meeting of the Holders. In the event of the Note Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Note Trustee.

7.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation, the convening Holders or the Note Trustee, as the case may be, in the manner provided in this Section 8.1 and a copy thereof shall be sent by courier to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed as any such meeting.

7.3 Chairman

Some Person, who need not be a Holder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose some Person present to be chairman.

7.4 Quorum

Except as provided in this Section, at any meeting of the Holders a quorum shall consist of Holders present in Person or by proxy and representing both: (a) twenty percent in principal amount of the Notes outstanding; and (b) if there are Non-Trust Holders, twenty percent in principal amount of the outstanding Notes then entered in the Register as held by Non-Trust Holders. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for the meeting, but provided the Trust is present, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent the quorum otherwise provided for in this Section. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting.

7.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 7.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him.

7.7 Poll

On every Noteholders' Resolution or Noteholders' Direction, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Noteholders' Resolution or Noteholders' Direction shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

7.8 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $100 of principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, anyone of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in Person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

7.9 Regulations

The Note Trustee, or the Corporation with the approval of the Note Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed, and the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Note Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or faxed before the meeting to

the Corporation or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.10 Persons Entitled to Attend Meetings

The Corporation and the Note Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Note Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but shall have no vote as such.

7.11 Powers Exercisable by Noteholders' Direction

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Noteholders' Direction:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Note Trustee against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Corporation and to authorize the Note Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other body corporate or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 6.1 shall have been complied with;

(d) subject to Section 7.12, power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Noteholders' Direction or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Note Trustee to waive any default hereunder or cancel any declaration made by the Note Trustee pursuant to Section 4.2 either unconditionally or upon any condition specified in such Noteholders' Direction;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 4.12, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in and such Noteholders' Direction) to exercise, and to direct the Note Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by Noteholders' Direction or ordinary resolution as shall be included in the resolution appointing the committee. The Noteholders' Direction making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All facts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Noteholders' Direction;

(k) power to authorize the Note Trustee or any other Person or Persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the

purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any body corporate formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Noteholders' Direction and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 7.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as provided in the Noteholders' Direction;

(l) power to remove the Note Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any body corporate formed or to be formed;

(n) power to authorize the Corporation and the Note Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Noteholders' Direction previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 7.11(i).

7.12 Powers Exercisable by Noteholders' Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the power, exercisable from time to time by

Noteholders' Resolution, to direct the Note Trustee to exercise any power, remedy or authority given to it by this Note Indenture that is subject to an Event of Default having occurred and be continuing, subject to the right of the Holders to subsequently provide a waiver or other relief by Noteholders' Direction.

7.13 Powers Cumulative

It is hereby declared and agreed that anyone or more of the powers of this Note Indenture stated to be exercisable by the Holders by Noteholders' Direction or Noteholders' Resolution or otherwise may be exercised from time to time and the exercise of anyone or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

7.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

7.15 Binding Effect of Resolutions

Every resolution and every Noteholders' Direction and every Noteholders' Resolution passed in accordance with the provisions of this Article 7 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by the requisite Holders as contemplated by the definitions of Noteholders' Direction and Noteholders' Resolution shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Noteholders' Direction and Noteholders' Resolution.

7.16 Evidence of Rights of Holders

(a) Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of counterpart instruments of similar tenor, signed or executed by such Holders or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 7 with regard to voting at meetings of Holders) of the holding by any Person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in

writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

(b) The Note Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 8
Notice

8.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post, fax or courier, it:

(a) to the Corporation at:

888, 665 - 8th Street S.W.
Calgary, Alberta T2P 3K7
Fax: (403) 265-4168

Attention: President

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; and

(c) to the Note Trustee at:

510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2
Fax: (403) 233-2857

Attention: President

Any such notice given as aforesaid shall be deemed to have been effectively given on the date of such delivery or if mailed, at the earlier of 7 days after mailing or the time when in the ordinary course of post the said letter should have reached its destination. The Corporation or a Holder or the Note Trustee may from time to time notify the other parties hereto of a change in address which thereafter, until changed by like notice, shall be the address of the Corporation or the Holder or the Note Trustee for all purposes hereunder.

ARTICLE 9
Concerning the Note Trustee

9.1 No Conflict of Interest

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 9.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Note Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 9.2.

9.2 Replacement of Note Trustee

(a) The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Note Trustee resigning or being resolved or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Holders. Failing such appointment by the Corporation, the retiring Note Trustee or any Holder may apply to a Justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct, for the appointment of a new Note Trustee. Any new Note Trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Note Trustee appointed under any provision of this Section shall be a body corporate authorized to carry on the business of a trust body corporate in the Provinces of Alberta and Ontario. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

(b) Any body corporate into which the Note Trustee may be merged or with which it may be consolidated or amalgamated or any body corporate resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Corporation, the Note Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Note Trustee for more fully and certainly vesting in and confirming to it such estates,

properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Corporation.

9.3 Duties of Note Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Note Trustee set forth herein, at all times while any Notes are outstanding, the Note Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Note certificates and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Note Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Note Certificates to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Note Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Note Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions this Note Indenture;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Note Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in anyone appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Note Trustee may use its own judgment in the performance of its duties as trustee for the Noteholders, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Note Trustee harmless from all liability for any action taken, or not taken, by the Note Trustee in good faith and in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to the provisions of the *Business Corporations Act* (Alberta), except for its acts of gross negligence or willful misconduct, the Note Trustee shall not be liable for any act done or step taken or omitted by it in good faith or for any mistake of fact or law, and the Corporation agrees to indemnity and save harmless the Note Trustee from and against all claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Note Trustee in the execution of its duties hereunder as required or authorized by this agreement, other than as caused by the gross negligence or willful misconduct of the Note Trustee.

(f) The transfer of any Notes in respect of a certificate presented to the Note Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Note Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(g) The Note Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Note Trustee of all monies owing to the Note Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Note Trustee.

9.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture.

9.5 Evidence and Authority to Note Trustee

(a) The corporation shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Note Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Note Trustee in accordance with the terms of this Section 9.5 or (ii) the Note Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance with is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration.

Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Note Trustee annually, within 60 days of its fiscal year end, and at any other reasonable time if the Note Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

9.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may rely upon a certificate of the Corporation.

9.7 Experts, Advisers and Agents

The Note Trustee may:

(a) in relation to these presents act on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Note Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Note Trustee as Counsel may, but need not, be solicitors for the Corporation.

9.8 Note Trustee May Deal in Notes

Subject to Section 9.1, the Note Trustee may, on its own behalf or in another capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

9.9 Investment of Monies Held by Note Trustee

(a) Unless otherwise provided in this Note Indenture, any monies held by the Note Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee may be invested and reinvested in the name or under the control of the Note Trustee in securities in which, under the laws of either the Province of Alberta or the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two (2) years after their purchase by the Note Trustee, and unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall so invest such monies at the request of the Corporation.

(b) Pending the investment or any monies as hereinbefore provided, such monies may be deposited in the name of the Note Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Note Trustee or any other trust body corporate authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall pay over to the Corporation all interest received by the Note Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

9.10 Note Trustee Not Ordinarily Bound

Except as provided in Section 4.9 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 9.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the

Corporation's business, unless the Note Trustee shall have been required to do so by a Noteholders' Direction or Noteholders' Resolution passed in accordance with the provisions contained in Article 7, and then only after it shall have been indemnified and funded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

9.11 Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of the premises.

9.12 Note Trustee Not to Be Appointed Receiver

The Note Trustee and any Person related to the Note Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.13 Note Trustee Not Bound to Act on Corporation's Request

Except as in this Note Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

9.14 Conditions Precedent to Note Trustee's Obligations to Act Hereunder

(a) The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Note Trustee may before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

9.15 Authority to Carry on Business

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust body corporate in the Province of Alberta but if, notwithstanding the provisions of this Section 9.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within ninety (90) days after ceasing to be authorized to carry on business of a trust body corporate in the Provinces of Alberta and Ontario either become so authorized or resign in the manner and with the effect specified in Section 9.2.

9.16 Acceptance of Trusts

The Note Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 10
Subordination of Notes

10.1 Definition of Senior Debt

"**Senior Debt**" means any secured indebtedness or liability of the Corporation or any indebtedness or liability of the Corporation to any bank or other financial institution, including, without limitation, all amounts now or hereafter owing under any one or more credit agreements, commitments letters or other arrangements which have been or may be entered into between the Corporation, as borrower, and any bank or other financial institution, as lender, as may be amended, supplemented or replaced from time to time (collectively, the "**Credit Agreement**"), whether for principal, interest, fees, costs, expenses or otherwise, and "**Senior Creditor**" means the holder of any such indebtedness.

10.2 General Statement of Subordination

Anything herein or in any Note to the contrary notwithstanding, the indebtedness evidenced by the Notes shall be subordinate and junior to indebtedness and liability represented by Senior Debt now or hereafter outstanding or incurred.

10.3 Meaning of "subordinate" and "junior"

The terms "**subordinate**" and "**junior**" as used herein shall mean the following:

(a) Upon the happening of any default under the Credit Agreement (as defined or contemplated in the Credit Agreement) or any event of default under any other Senior Debt, and so long as such default or event of default shall continue, the indebtedness of the Corporation represented by the Notes shall rank, in respect of the payment or other satisfaction of the principal thereof and premium, if any, and interest thereon, after and junior to the payment of the principal and interest

(including interest on amounts in default), penalties, fees, indemnifications, reimbursements, damages and other amounts in respect of the Senior Debt under the Credit Agreement and of all other Senior Debt; and, without limiting the generality of the foregoing, so long as such default shall continue the Corporation shall not purchase any Notes and no payments shall be made in respect of the Notes by the Note Trustee or the Corporation.

(b) In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Corporation or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Corporation, whether or not involving insolvency or bankruptcy proceedings, which constitute a default under the Credit Agreement or an event of default under other Senior Debt, then all principal, interest and other amounts in respect of outstanding Senior Debt shall first be paid in full or such payment be provided for, before any payment on account of principal, premium or interest is made upon the indebtedness represented by the Notes. In any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of the Notes shall be paid or delivered directly to the trustees for or holders of any outstanding Senior Debt and shall be applied in payment thereof, unless and until such Senior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for.

(c) If, pursuant to this Note Indenture, the Note Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been paid in full the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default, or such payment shall have been provided for.

10.4 Notice of Default under Senior Debt

The Corporation shall give the Note Trustee prompt written notice of the happening of any event of default under any Senior Debt.

10.5 Certain Trusts Received for Senior Debt

No present or future Senior Creditor shall be prejudiced in its right to enforce subordination of the Notes by any act or failure to act on the part of the Corporation and if, notwithstanding the foregoing provisions of this Article, any payment or distribution of assets of the Corporation of any kind or character, whether in cash or property or securities, shall be received by the Note Trustee for the holder of any Note after receipt by the Note Trustee of a written notice of the occurrence of a default or event of default referred to in Section 10.3(a) before all Senior Debt shall have been paid in full in accordance with the terms of such Senior Debt, such payment or distribution shall be held in trust for the benefit of, and shall be paid or delivered to, the Senior Creditors or representatives thereof for application in payment of outstanding Senior Debt unless

and until such time as all outstanding Senior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for.

10.6 Inapplicability in Certain Circumstances

The provisions of this Article shall not be applicable to any cash, properties or securities received by the Note Trustee or the holder of any Note as a holder of Senior Debt.

10.7 Actual Notice Required

Notwithstanding the provisions of this Article or any other provisions of this Note Indenture, the Note Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Note Trustee, or the application of such moneys by the Note Trustee in accordance with the terms hereof, unless and until the Note Trustee shall have received written notice thereof.

10.8 No Impairment Between Corporation and Holders

The provisions of this Article are solely for the purpose of defining the relative rights of the holders of Senior Debt on the one hand, and the Holders of the Notes on the other hand, and nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Note Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article of the Senior Creditors to receive cash, property or securities otherwise payable or deliverable to the Note Trustee or the Holders of the Notes.

ARTICLE 11
Supplemental Indentures

11.1 Supplemental Indentures

(a) From time to time the Note Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for anyone or more of the following purposes:

(i) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(ii) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Note

Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iii) implementing any transaction contemplated by Article 6;

(iv) giving; effect to any Noteholders' Direction or Noteholders' Resolution passed as provided in this Note Indenture; and

(v) for any other purpose not inconsistent with the terms of this Note Indenture.

(b) The Note Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Note Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 12
Form of Note

12.1 Forms of Notes

The form of the Notes, the certificate of the Note Trustee and the registration and transfer panels thereon shall be as set forth in Schedule A hereto.

ARTICLE 13
Execution and Formal Date

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date of September 17, 2002 irrespective of the actual date of execution hereof.

In witness whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

TRINIDAD DRILLING LTD.

Per: *"Michael E. Heier"*

Per: *"Brent J. Conway"*

VALIANT TRUST COMPANY

Per: *"Zinat H. Damji"*

Per: *"Jenny M. Hart"*

SCHEDULE A

Form of Note

The form for the Notes, the certificate of the Note Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

TRINIDAD DRILLING LTD.
(incorporated pursuant to the laws of Alberta)

$•	**13% UNSECURED, SUBORDINATED NOTE DUE DECEMBER 31, 2007**	**No. •**

Trinidad Drilling Ltd. (herein referred to as the "**Corporation**"), for value received, hereby promises to pay to the registered Holder hereof, on December 31, 2007, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $• in lawful money of Canada, or so much thereof as remains outstanding, at Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate. Interest shall be calculated for each calendar month and be paid monthly on the 15th day of the month following the month in which it was earned (except for the first payment, which shall be made on November 15, 2002 for the period commencing on the Issue Date and ending on October 31, 2002). Commencing on November 15, 2002, and on the 15th day of each subsequent month during the currency of this Note the Corporation shall make a payment on principal as required by the Note Indenture. As interest and any required payment on principal becomes due on this Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Note Trustee, for such principal payment or such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of September 17, 2002 between the Corporation and Valiant Trust Company, as Note Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Note Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations. No more than one Note having a denomination other than $100 or integral multiples thereof will be issued to a Holder at anyone time.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation, is not secured by any mortgage, hypothec, charge or pledge, but is subordinated to the prior payment of Senior Debt as set out in the Note Indenture. The Note Indenture contains no restrictions on the right of the Corporation or any Subsidiary to borrow or give security for any of their obligations.

The Holder hereof may not redeem this Note. The Corporation may prepay all or any part of the outstanding principal of this Note at any time without notice or bonus.

The principal hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Register of transfers to be kept at the principal office of the Note Trustee in the City of Calgary, and in such other place or places (if any) and by such other registrar or registrars (if any) as the Corporation with the approval of the Note Trustee and Note Trustee may designate, by the registered Holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee or other registrar (if any) and upon compliance with such reasonable requirements as the Note Trustee or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified fraction of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

IN WITNESS WHEREOF the Corporation has caused this Note to be signed by its duly authorized officers as of the 17th day of September, 2002.

TRINIDAD DRILLING LTD.

Per:__________________________________

Per:__________________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE NOTE TRUSTEE.

Note Trustee's Certificate

This note is an Note referred to in the Note Indenture within mentioned.

VALIANT TRUST COMPANY

By:__________________________________
(Authorized Signature)

Note Trustee

(Form of Registration Panel)

Registration

(No writing on this panel except by
the Note Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Note Trustee or Other Registrar

(Form of Transfer)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of the Corporation and hereby irrevocably constitutes and appoints _______________________ as attorney to transfer the said Note on the Registers of the Notes of the said Corporation, with full power of substitution in the premises.

Date: ______________________________

____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of the Note in every particular without alteration or change whatsoever.

The signature of the registered Holder of the within Note to the foregoing assignment must be guaranteed by a Canadian chartered bank, a trust company in Canada or a member firm of The Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.

THIRD SUPPLEMENTAL NOTE INDENTURE

Dated as of the 19th day of November, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company, the First Supplemental Note Indenture dated as of April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company and the Second Supplemental Note Indenture dated as of July 15, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company

---

THIS THIRD SUPPLEMENTAL NOTE INDENTURE dated as of November 19, 2003.

B E T W E E N:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003 and a Second Supplemental Note Indenture dated as of July 15, 2003 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Third Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS THIRD SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Third Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Third Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Third Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Third Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Third Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $76,777,401.76."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Third Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Third Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of November 19, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: *"Michael E. Heier"*	Per: *"Zinat H. Damji"*
Per: *"Brent J. Conway"*	Per: *"Cheryl Dahlager"*

SECOND SUPPLEMENTAL NOTE INDENTURE

Dated as of the 15th day of July, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company and the First Supplemental Note Indenture dated April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS SECOND SUPPLEMENTAL NOTE INDENTURE dated as of July 15, 2003.

B E T W E E N:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Second Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Second Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Second Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Second Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Second Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $53,077,397.29."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Second Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Second Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of July 15, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: *"Lyle C. Whitmarsh"*	Per: *"Jenny M. Hart"*
Per: *"Brent J. Conway"*	Per: *"Cheryl Dahlager"*

FIRST SUPPLEMENTAL NOTE INDENTURE

Dated as of the 10th day of April, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS FIRST SUPPLEMENTAL NOTE INDENTURE dated as of April 10, 2003.

B E T W E E N:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture (the "**Principal Indenture**") dated as of September 17, 2002 between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This First Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this First Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this First Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this First Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this First Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $28,479,898."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this First Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This First Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of April 10, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.

Per: *"Lyle C. Whitmarsh"*

Per: *"Michael E. Heier"*

VALIANT TRUST COMPANY

Per: *"Zinat H. Damji"*

Per: *"Jenny M. Hart"*

RAPPORT DE CHANGEMENT IMPORTANT EN VERTU

DU PARAGRAPHE 85(1) DE LA LOI INTITULÉE *SECURITIES ACT* (COLOMBIE-BRITANNIQUE) (FORMULAIRE 27)
DU PARAGRAPHE 146(1) DE LA LOI INTITULÉE *SECURITIES ACT* (ALBERTA) (FORMULAIRE 27)
DU PARAGRAPHE 84(1) DE LA LOI INTITULÉE *THE SECURITIES ACT* (SASKATCHEWAN) (FORMULAIRE 25)
DE LA *LOI SUR LES VALEURS MOBILIÈRES* (MANITOBA)
DU PARAGRAPHE 75(2) DE LA *LOI SUR LES VALEURS MOBILIÈRES* (ONTARIO) (FORMULAIRE 27)
DE L'ARTICLE 73 DE LA *LOI SUR LES VALEURS MOBILIÈRES* (QUÉBEC)
DU PARAGRAPHE 76(2) DE LA LOI INTITULÉE *THE SECURITIES ACT* (TERRE-NEUVE) (FORMULAIRE 26)
DU PARAGRAPHE 81(2) DE LA LOI INTITULÉE *SECURITIES ACT* (NOUVELLE-ÉCOSSE) (FORMULAIRE 27)
DE LA *LOI SUR LA PROTECTION CONTRE LES FRAUDES EN MATIÈRE DE VALEURS* (NOUVEAU-BRUNSWICK)
DE LA LOI INTITULÉE *SECURITIES ACT* (ÎLE-DU-PRINCE-ÉDOUARD)

1. **Émetteur assujetti :**

   Trinidad Energy Services Income Trust (la *Fiducie*)
   1810, 540 - 5th Avenue S.W.
   Calgary (Alberta) T2P 0M2

2. **Date du changement important :**

   19 février 2004

3. **Communiqué :**

   Un communiqué a été diffusé le 19 février 2004.

4. **Sommaire du changement important :**

   Le 19 février 2004, Trinidad Drilling Ltd. (*Trinidad*) a conclu un contrat d'achat d'actifs (le *contrat d'achat d'actifs*) avec Arrow Drilling Inc. (*Arrow*), société fermée de l'Alberta transigeant sans lien de dépendance avec Trinidad et la Fiducie, contrat aux termes duquel Trinidad a convenu d'acquérir la quasi totalité des actifs d'Arrow (l'*acquisition Arrow*). Le prix d'achat (le *prix d'achat*) qui doit être versé à Arrow aux termes du contrat d'achat d'actifs s'élève à 45 000 000 $ et il est payable tant en espèces (la *partie en espèces*) que par l'émission, par Trinidad, d'actions échangeables (les *actions échangeables*).

En outre, la Fiducie et Trinidad ont conclu une convention de prise de ferme (la *convention de prise ferme*) datée du 19 février 2004 avec les preneurs fermes (définis ci-dessous) à l'égard d'un placement (le *placement*) de 3 846 154 parts de la Fiducie (les *parts de Fiducie*) au prix de 7,80 $ la part de Fiducie pour un produit brut de 30 000 001 $. Le placement sera pris ferme par un syndicat de preneurs fermes dirigé par Raymond James Ltée, syndicat qui comprend Marchés mondiaux CIBC inc., Haywood Securities Inc., Valeurs mobilières TD inc. et Investissements Premiers Associés Inc. (collectivement, les *preneurs fermes*). En outre, la Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat, à la clôture, de 250 000 parts de Fiducie supplémentaires au prix de 7,80 $ la part de Fiducie.

5. Description complète du changement important :

Le 19 février 2004, Trinidad a conclu le contrat d'achat d'actifs avec Arrow, contrat aux termes duquel Trinidad a accepté l'acquisition Arrow.

Le prix d'achat de 45 000 000 $ est payable au moyen de la portion en espèces et de l'émission, par Trinidad, des actions échangeables. Arrow décidera de la proportion du prix d'achat qui sera constituée d'espèces et de la proportion du prix d'achat qui sera constitué d'actions échangeables; toutefois, la portion en espèces doit se situer entre 60 % (le *choix maximum*) et 70 % (le *choix minimum*) du prix d'achat total (le *choix*). Le choix maximum donnera lieu à l'émission de 2 307 692 actions échangeables et le choix minimum donnera lieu à l'émission de 1 730 769 actions échangeables.

Trinidad et Arrow ont convenu que la portion en espèces sera réduite, à la clôture de l'opération prévue par le contrat d'achat d'actifs (la *clôture d'Arrow*) du montant, s'il en est, de l'augmentation du fonds de roulement d'Arrow entre le 1er février 2004 et la date de la clôture d'Arrow. À la clôture d'Arrow, 4 000 000 $ de la portion en espèces seront détenus en fiducie par les conseillers juridiques d'Arrow, à titre de dépôt garantissant qu'aucun des actifs ne sera manquant ou ne sera pas en bonne condition. Trinidad disposera de 30 jours à compter de la date de clôture d'Arrow pour inspecter ces actifs et la juste valeur marchande des actifs manquants ainsi que le coût de remise en bonne condition de tout autre élément d'actifs lui sera remboursé sur ces 4 000 000 $. Le solde de cette somme sera versé à Arrow.

Les actions échangeables seront émises au prix de 7,80 $ par action échangeable et chaque action échangeable peut être échangée, sans contrepartie supplémentaire, au gré du porteur, contre une part de fiducie en tout temps avant la date qui tombe cinq ans après la clôture d'Arrow (le *ratio d'échange*). Les actions échangeables ne donnent pas droit à des distributions en espèces; toutefois, le ratio d'échange sera automatiquement accru, conformément à une formule prédéterminée, afin de tenir compte des distributions effectuées par la fiducie après la clôture d'Arrow et avant l'échange des actions échangeables.

En outre, la Fiducie et Trinidad ont conclu la convention de prise ferme avec les preneurs fermes à l'égard du placement, et ont octroyé l'option à ces derniers.

Le produit net tiré du placement sera affecté par la Fiducie à la souscription de billets subordonnés non garantis supplémentaires émis par Trinidad. Trinidad utilisera ses fonds tirés de la souscription pour financer la portion en espèces du prix d'achat de l'acquisition Arrow. Si Arrow effectue le choix minimum, Trinidad effectuera des tirages sur sa convention de prêt existante à hauteur de 3 600 000 $ afin de financer le solde de la portion en espèces une fois affecté le produit net du placement.

La clôture de l'acquisition Arrow et du placement devrait avoir lieu simultanément vers le 15 mars 2004. La clôture du placement est subordonnée à la clôture d'Arrow et vice versa.

6. Application du paragraphe 146(2) de la loi intitulée *Securities Act* (Alberta) ou de dispositions équivalentes :

Sans objet

7. Renseignements omis :

Sans objet

8. Membres de la haute direction :

Brent J. Conway, chef des services financiers de Trinidad Drilling Ltd., peut être joint au (403) 265-6525.

9. Déclaration d'un membre de la haute direction :

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent rapport.

Fait à Calgary (Alberta) le 10 avril 2003

pour TRINIDAD DRILLING LTD.

(signé) Brent J. Conway
Nom : Brent J. Conway
Poste : Chef des services financiers

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, sauf dans la mesure où la convention de prise ferme le permet, les titres ne peuvent être offerts ou vendus aux États-Unis ou à des personnes des É.-U. (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ

Nouvelle émission **Le 3 mars 2004**


TRINIDAD
ENERGY SERVICES INCOME TRUST

30 000 001 $
3 846 154 parts de fiducie

Prix : 7,80 $
par part de fiducie

Le présent prospectus simplifié vise le placement de 3 846 154 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 7,80 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous). Le présent prospectus simplifié vise aussi le placement d'un maximum de 2 307 692 parts échangeables (définies aux présentes).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des éléments d'actif d'Arrow Drilling Inc. (*Arrow*). La clôture du placement est conditionnelle à la clôture de l'acquisition Arrow (définie aux présentes) et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 2 mars 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 8,25 $. La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription est conditionnelle au respect de toutes les exigences de la TSX par la Fiducie au plus tard le 25 mai 2004.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie[1]
Par part de fiducie	7,80 $	0,39 $	7,41 $
Total[2]	30 000 001 $	1 500 000 $	28 500 001 $

Note :

(1) Avant déduction des frais estimatifs du placement, soit 600 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.

(2) La Fiducie a accordé aux preneurs fermes une option (l'option) visant l'achat de 250 000 parts de fiducie supplémentaires au prix d'offre, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie qui peuvent être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du placement) s'élèveront à 31 950 001 $, à 1 597 500 $ et à 30 352 501 $ respectivement. Voir « Mode de placement ».

Le 19 février 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'acquisition Arrow, elle compte porter sa distribution en espèces à 0,055 $ la part de fiducie, chaque mois (soit 0,66 $ la part de fiducie, par année), à compter du paiement qui doit avoir lieu le 15 avril 2004 aux porteurs de parts (les *porteurs de parts*) inscrits le 31 mars 2004. Comme il est prévu que la clôture du présent placement aura lieu avant le 31 mars 2004, les acheteurs de parts dans le cadre du présent placement devraient avoir le droit de recevoir cette distribution majorée. Voir « Faits récents – Augmentation des distributions » et « Politique de distributions ».

Raymond James Ltée, Marchés mondiaux CIBC Inc., Valeurs mobilières TD inc., Haywood Securities Inc. et Investissements Premiers Associés Inc. (collectivement appelés les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon s.r.l., pour le compte des preneurs fermes.

Valeurs mobilières TD inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque canadienne qui est prêteur de la Fiducie et envers qui celle-ci est actuellement endettée. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'acquisition Arrow devraient avoir lieu vers le 15 mars 2004 (la *date de clôture*) mais, quoi qu'il en soit, au plus tard le 28 mars 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de Trinidad, à ses bureaux situés au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 (numéro de téléphone 403.265.6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle initiale de la Fiducie datée du 3 octobre 2003 pour l'exercice terminé le 31 décembre 2002 (la notice annuelle);

b) le rapport de gestion de la Fiducie pour les exercices terminés les 31 décembre 2002 et 31 décembre 2001, contenu dans le rapport annuel 2002 de la Fiducie;

c) les états financiers consolidés comparatifs vérifiés et les notes y afférentes aux 31 décembre 2002 et 31 décembre 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le rapport annuel 2002 de la Fiducie;

d) le rapport de gestion pour les périodes de trois et de neuf mois terminées le 30 septembre 2003;

e) les états financiers consolidés comparatifs non vérifiés aux 30 septembre 2003 et 2002 et pour les périodes de trois et de neuf mois terminées à ces dates;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 8 mai 2003 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2003 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements divulgués sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement des actions » et « Pratiques en matière de régie d'entreprise » ainsi que les renseignements divulgués à l'annexe D, Tableau de conformité aux directives en matière de régie d'entreprise);

g) le rapport de changement important de la Fiducie en date du 19 février 2004 ayant trait à l'acquisition Arrow et au placement.

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports de changements importants (sauf les rapports de changements importants confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations de la direction (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 8 mai 2003 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company (l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie et d'un montant en capital global de 76 777 401,76 $ (les *billets*). Les activités, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolières et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 540, 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte un total de 23 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée.

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action de Trinidad, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 540, 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855, 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris les filiales importantes de la Fiducie, ainsi que les flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :


Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces seront versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

(4) Ne tient pas compte de la constitution de Trinidad ExchangeCo (définie dans les présentes). Voir « Description des actions échangeables ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description des activités de Trinidad » qui figurent dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition d'Arrow) se détaille comme suit :

N° de l'installation	Profondeur	Fabricant
1	2 800 mètres	Rigmaster
2	3 200 mètres	Rigmaster
3	2 800 mètres	Rigmaster
4	2 800 mètres	Rigmaster
5	2 500 mètres	TMS
6	1 000 mètres	George E. Failing
7	1 250 mètres	George E. Failing
8	1 800 mètres	Rigmaster
9	1 800 mètres	Rigmaster
10	1 800 mètres	Rigmaster
11	1 800 mètres	Rigmaster
12	1 800 mètres	Rigmaster
13	3 000 mètres	TSM 7000A
14	3 000 mètres	Rigmaster
15	3 500 mètres	Rigmaster
16	3 600 mètres	Mastco
17	3 300 mètres	Hyduke
18	3 500 mètres	Dreco
19	5 500 mètres	Mastco
20	4 200 mètres	Mastco
21	3 500 mètres	Mastco
22	3 500 mètres	Mastco
23	3 200 mètres	Mastco

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Profondeur	Fabricant
1	1 500 mètres	Cardwell Mainland
2	1 500 mètres	Cardwell Mainland
3	800 mètres	Uniflex
4	1 500 mètres	Cardwell Mainland
5	3 000 mètres	Franks
6	1 200 mètres	Franks
7	2 000 mètres	Sky Top Brewster
8	1 500 mètres	Cooper

FAITS RÉCENTS

Acquisition d'actifs d'Arrow Drilling Inc.

La convention d'achat d'actifs

Le 19 février 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Arrow Drilling Inc. (*Arrow*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs d'Arrow, soit huit installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage (l'*acquisition Arrow*).

Le prix d'achat (le *prix d'achat*) qui sera versé à Arrow aux termes de la convention d'achat d'actifs est de 45 000 000 $ (dont 39 000 000 $ sont attribués aux installations de forage et 6 000 000 $ sont attribués au matériel connexe), payable (selon ce qu'Arrow choisira aux conditions décrites ci-dessous) en espèces (la *tranche en espèces*) et par l'émission, par Trinidad, d'actions échangeables de son capital, qui posséderont essentiellement les attributs décrits sous la rubrique « Description des actions échangeables » (les *actions échangeables*). Arrow, à son gré, choisira la proportion du prix d'achat qui sera formée d'espèces et celle qui prendra la forme d'actions échangeables; toutefois, la tranche en espèces doit constituer entre 60 % (le *choix maximum*) et 70 % (le *choix minimum*) du prix d'achat total (le *choix*). Le choix maximum aura pour résultat l'émission de 2 307 692 actions échangeables, et le choix minimum aura pour résultat l'émission de 1 730 769 actions échangeables. Ce choix doit être effectué cinq jours ouvrables avant la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Arrow*). Trinidad et Arrow ont convenu que la tranche en espèces sera réduite à la clôture de l'opération Arrow du montant, s'il en est, de l'augmentation du fonds de roulement d'Arrow entre le 1er février 2004 et la date de la clôture de l'opération Arrow. À la clôture de l'opération Arrow, 4 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques d'Arrow, à titre de dépôt au cas où des actifs seraient manquants ou ne seraient pas en bon état de fonctionnement. À compter de la date de la clôture de l'opération Arrow, Trinidad disposera de 30 jours pour inspecter ces actifs et sera remboursée sur ces 4 000 000 $ de la juste valeur marchande de tout actif manquant et des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement. Le reliquat de ces 4 000 000 $ sera payé à Arrow.

Les actions échangeables seront émises au prix de 7,80 $ l'action échangeable.

La convention d'achat d'actifs contient les déclarations et garanties habituelles pour des opérations de cette nature, qui se rapportent généralement à la capacité des parties de conclure et de réaliser l'acquisition Arrow et à l'état des actifs qui doivent être acquis. Les déclarations et garanties des parties continueront de produire leurs effets pendant 12 mois à compter de la date de la clôture de l'opération Arrow. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature, et Arrow est donc tenue d'exercer ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Arrow. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par Arrow à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 100 000 $, et seuls les montants qui, au total, sont supérieurs à 100 000 $ feront l'objet d'une indemnisation. La responsabilité totale des parties aux termes de la convention d'achat d'actifs ne sera jamais supérieure au prix d'achat.

Le produit net tiré du présent placement servira indirectement, ainsi que les fonds avancés aux termes de la convention de prêt (décrite aux présentes), au besoin, à réaliser l'acquisition Arrow; toutefois, la clôture de l'opération Arrow est assujettie à la clôture du présent placement, et vice-versa. Voir « Emploi du produit ». L'acquisition Arrow est également assujettie aux conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite de sa vérification diligente d'Arrow, (ii) la capacité d'Arrow de céder ses actifs à Trinidad libres et francs de toute sûreté ou autres charges et (iii) l'obtention des approbations nécessaires de la TSX et des autorités de réglementation en valeurs mobilières compétentes.

Trinidad a convenu de faire des offres d'emploi à tous les employés actuels d'Arrow, et certains dirigeants et membres de la direction d'Arrow ont convenu de conclure avec Trinidad des contrats d'emploi pour non membres de la haute direction, aux termes desquels ces personnes aideront Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Arrow.

Au total, il est prévu que dix parties, soit Arrow, ses actionnaires et ses administrateurs et dirigeants, dans le cadre de l'acquisition Arrow, concluront avec Trinidad des conventions de non-concurrence aux termes desquelles chacune consentira à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Arrow, sous réserve de certaines exceptions qui permettraient à certaines parties de continuer leurs activités à titre d'administrateurs, d'actionnaires ou d'employés de sociétés se livrant à des activités analogues à celles de Trinidad.

Incidence des actifs d'Arrow sur l'exploitation de la Fiducie

Les actifs qui seront acquis d'Arrow aux termes de l'acquisition Arrow comprennent huit installations de forage (cinq installations de forage doubles atteignant des profondeurs maximales de 2 600 mètres et trois installations de forage simples atteignant des profondeurs maximales de 1 400 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage

Le parc d'installations de forage d'Arrow se détaille comme suit :

N° de l'installation	Profondeur	Fabricant
1	1 900 mètres	Dreco
2	1 300 mètres	Gardner Denver
3	1 300 mètres	Rigmaster
4	1 800 mètres	Dreco
5	2 300 mètres	Rigmaster
6	2 000 mètres	Ideco
7	1 300 mètres	Ideco
8	2 600 mètres	Rigmaster

Pour Trinidad, l'acquisition Arrow se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Arrow élargira la clientèle actuelle de Trinidad pour y inclure des sociétés de production et d'exploration de pétrole et de gaz intégrées et intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. En raison de l'ajout des installations d'Arrow, Trinidad s'attend de connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Arrow permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations d'Arrow moyennant seulement des augmentations nominales de ses frais généraux et administratifs actuels.

Augmentation des distributions

Le 19 février 2004, la Fiducie a annoncé que, sous réserve de la clôture de l'opération Arrow, elle a l'intention de hausser à 0,055 $ la part de fiducie par mois ses distributions en espèces (0,66 $ la part de fiducie par année), à compter du versement qui devrait être effectué par la Fiducie le 15 avril 2004 aux porteurs de parts inscrits le 31 mars 2004. Comme la clôture du présent placement doit avoir lieu avant le 31 mars 2004, il est prévu que les acheteurs de parts de fiducie aux termes du présent placement qui les détiendront toujours le 31 mars 2004 seront admissibles à recevoir cette distribution accrue. Voir « Politique de distribution ».

Acquisition d'une installation de forage de Poncho Well Servicing Ltd.

Le 8 décembre 2003, Trinidad a annoncé l'achat d'une installation de forage double télescopique de 3 200 mètres de Poncho Well Servicing Ltd. pour un prix d'achat d'environ 4 500 000 $, lequel comprenait un ensemble de forage complet. L'acquisition a été financée au moyen à la fois de flux de trésorerie internes et d'un emprunt. L'achat a été effectué pour aider à répondre aux engagements de Trinidad envers ses clients tout en améliorant la capacité de forage globale de Trinidad.

Construction d'une nouvelle installation

Le 30 octobre 2003, Trinidad a conclu des conventions visant la construction et l'acquisition de deux installations de forage doubles télescopiques de 3 500 mètres pour un coût global d'environ 15 000 000 $. La construction de ces deux installations a été achevée en janvier et en février 2004. Dans le cadre de l'acquisition de ces installations, Trinidad a conclu des contrats de forage normalisés approuvés par la CAODC avec deux intervenants du secteur, aux termes desquels Trinidad utilisera chacune des installations pour un minimum de 180 jours de forage par année au cours des deux prochaines années. Le 19 novembre 2003, dans le cadre de la construction de ces installations, la Fiducie a réalisé un appel public à l'épargne aux termes duquel elle a émis 5 050 506 parts de fiducie au prix de 4,95 $ chacune, pour un produit brut total de 25 000 005 $.

Acquisition d'actifs de Bear Drilling Ltd.

Le 18 juillet 2003, Trinidad a réalisé l'acquisition de certains des actifs de Bear Drilling Ltd. (*Bear*) pour une contrepartie de 41 000 000 $ en espèces (*l'acquisition Bear*). Simultanément à la clôture de l'acquisition Bear, la Fiducie a réalisé un placement privé prix ferme visant 6 944 444 parts de fiducie au prix de 3,60 $ la part de fiducie, pour un produit brut de 24 999 998 $. La contrepartie de l'acquisition Bear a été financée au moyen du financement par voie de placement privé susmentionné et d'un emprunt d'environ de 16 400 000 $. Les actifs acquis comprenaient trois installations de forage doubles lourdes et deux installations de forage triples. Les installations de forage triple peuvent atteindre des profondeurs respectives de 3 300, 3 500 et 3 600 mètres, alors que les installations de forage doubles peuvent atteindre des profondeurs de 4 700 et 5 500 mètres. L'acquisition comprenait également toutes les tiges de forage, pièces de rechange et d'autres éléments divers en stock ayant trait aux installations de forage. Dans le cadre de l'acquisition Bear, Bear s'est vue émettre 277 777 parts de fiducie au prix de souscription de 3,60 $ la part de fiducie.

Acquisition d'actifs de Saturn Drilling Inc.

Le 10 avril 2003, Trinidad a réalisé l'acquisition de la quasi-totalité des actifs de Saturn Drilling Inc. (*Saturn*) pour une contrepartie en espèces d'environ 17 500 000 $ (*l'acquisition Saturn*). Simultanément à la clôture de l'acquisition Saturn, la Fiducie a réalisé un appel public à l'épargne aux termes duquel elle a émis 4 615 385 parts de fiducie au prix de 2,60 $ la part de fiducie, pour un produit brut global de 12 000 001 $. La contrepartie de l'acquisition Saturn a été financée au moyen de l'appel public à l'épargne susmentionné visant des parts de fiducie et d'un emprunt de 6 300 000 $. Les actifs acquis de Saturn aux termes de l'acquisition Saturn comprenaient trois installations de forage (deux à une profondeur de 3 000 mètres et une à une profondeur de 3 500 mètres), des tiges de forage, des pompes à boue, des génératrices, des chaudières et des pièces de rechange. L'ajout des actifs de Saturn a conféré à Trinidad une capacité de forage en profondeur accrue par rapport à celle dont Trinidad jouissait avec son propre parc. La capacité accrue en profondeur a permis à Trinidad d'élargir sa couverture du marché du forage jusqu'à des profondeurs qu'elle ne visait pas auparavant.

Rémunérations et autres paiements à base d'actions

Les modifications apportées au chapitre 3870 du manuel de l'ICCA, « Rémunérations et autres paiements à base d'actions », obligeront la Fiducie, à compter du 1er janvier 2004 et pour les exercices subséquents, à comptabiliser la charge de rémunération selon la juste valeur des droits accordés aux termes de son régime d'intéressement en droits de souscription de parts de fiducie. Si la Fiducie choisit d'adopter cette norme dès le début, l'incidence sur le bénéfice avant impôts de 2003 sera de 780 000 $. Pour établir ce montant, la Fiducie a estimé la charge de rémunération selon la valeur intrinsèque des droits à la date d'établissement du rapport, étant donné qu'elle n'est pas en mesure d'établir la juste valeur des droits accordés.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2002 et au 31 janvier 2004, compte tenu et compte non tenu du placement, de l'acquisition d'Arrow, de l'option minimale et de l'option maximale :

	En cours au 31 décembre 2002	**En cours au 31 janvier 2004**	**En cours au 31 janvier 2004, compte tenu du placement, de l'acquisition d'Arrow et de l'option minimale**	**En cours au 31 janvier 2004, compte tenu du placement, de l'acquisition d'Arrow et de l'option maximale**
Dette à long terme [1]	13 832 610 $	42 185 790 $	45 785 789 $	41 285 790 $
Actions échangeables	18 874 467 $ (10 558 474 parts)	78 838 121 $ (27 949 881 parts)	106 738 122 $ (31 796 035 parts)	106 738 122 $ (31 796 035 parts)
Avoir des porteurs de parts [4]	Néant	Néant	13 500 000 $ (1 730 769 actions échangeables)	18 000 000 $ (2 307 692 actions échangeables)

Notes :

1) En supposant l'émission de 3 846 154 parts en contrepartie globale de 30 000 001 $, moins la rémunération des preneurs fermes de 1 500 000 $ et les frais de placement estimatifs de 600 000 $, le produit net du placement devrait s'établir à 27 900 001 $. Si l'option est exercée en entier, la fiducie émettra 4 096 154 parts en contrepartie globale de 31 950 001 $, moins la rémunération des preneurs fermes de 1 597 500 $ et les frais de placement estimatifs de 600 000 $, pour un produit net de 29 752 501 $ découlant du présent placement. Se reporter à la rubrique « Plan de distribution ».

2) Au 15 février 2004, 352 094 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,50 $ et 2,25 $ la part et venaient à échéance à diverses dates jusqu'au 24 mai 2007. Au 15 février 2004, 1 832 872 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 5,41 $ la part et venaient à échéance à diverses dates jusqu'au 5 août 2008.

3) GE Capital Equipment Financing G.P. (*GE Canada*) a consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003 et d'un second accord modificateur daté du 20 février 2004 (collectivement, le *contrat d'emprunt*). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable maximale de 65 000 000 $, sur laquelle Trinidad avait prélevé environ 42,2 millions de dollars au 31 janvier 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par GE Canada sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le *contrat de garantie*), aux termes duquel Trinidad a accordé à GE Canada une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la *facilité de crédit d'exploitation*) datée 15 octobre 2003 consentie par une banque canadienne (le *prêteur*), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre GE Canada et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003 entre GE Canada, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et GE Canada obtient une charge de premier rang sur tous les autres biens meubles de Trinidad. Dans la mesure où le produit net du présent placement est supérieur au montant nécessaire pour conclure l'acquisition d'Arrow, Trinidad réduira son endettement en vertu de contrat d'emprunt. Se reporter à la rubrique « Emploi du produit ».

4) Au moment de la clôture de l'acquisition d'Arrow, les actions échangeables seront convertibles en parts à raison de une action échangeable pour une action (le *ratio d'échange*). Par la suite, le ratio d'échange augmentera au paiement par la Fiducie de distributions à l'égard des parts en remplacement d'un paiement en espèces aux porteurs des actions échangeables. Se reporter à la rubrique « Description des actions échangeables ».

VENTES ANTÉRIEURES

Aucune part de fiducie n'a été émise par la Fiducie au cours de la période débutant 12 mois avant la date des présentes, sauf celles décrites dans le tableau ci-dessous :

Nature du placement	Date	Nombre de parts de fiducie	Prix par part de fiducie	Produit
Levée d'options	Du 1er janvier 2003 au 31 mars 2003	30 350	1,50 $	45 525 $
		6 500	1,58 $	10 270 $
		36 575	2,15 $	78 636 $
		23 343	2,25 $	52 520 $
Appel public à l'épargne	Le 10 avril 2003	4 615 385	2,60 $	12 000 001 $
Levée d'options	Du 1er avril 2003 au 30 juin 2003	4 810	1,50 $	7 215 $
		6 666	1,58 $	10 532 $
		15 075	2,15 $	32 411 $
		77 713	2,25 $	174 854 $
Placement privé	Le 18 juillet 2003	7 222 222	3,60 $	25 999 998 $
Levée d'options	Du 1er juillet 2003 au 30 septembre 2003	99 005	1,50 $	148 508 $
		1 167	1,58 $	1 844 $
		60 624	2,15 $	130 342 $
		8 365	2,25 $	18 821 $
Exercice de droits	Du 1er juillet 2003 au 30 septembre 2003	25 000	2,78 $	69 500 $
Appel public à l'épargne	Le 19 novembre 2003	5 050 506	4,95 $	25 000 005 $
Levée d'options	Du 1er octobre 2003 au 31 janvier 2004	37 813	1,50 $	56 720 $
		3 333	1,58 $	5 266 $
		14 175	2,15 $	30 476 $
		5 182	2,25 $	11 660 $
Exercice de droits	Du 1er octobre 2003 au 31 janvier 2004	47 598	2,78 $	132 322 $
		17 391 407		64 017 429 $

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant décrit les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

	Fourchette des cours ($)		
Période	**Haut**	**Bas**	**Volume des négociations**
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[1]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Octobre	5,45	4,60	1 266 567
Novembre	6,10	5,20	1 695 770
Décembre	6,99	5,45	1 587 560
2004			
Janvier	6,99	6,47	1 783 274
Février	8,20	6,70	3 042 061

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 2 mars 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 8,25 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement qui s'élèvent à 600 000 $ et de la rémunération des preneurs fermes qui s'élève à 1 500 000 $, sera de 27 900 001 et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement qui s'élèvent à 600 000 $ et de la rémunération des preneurs fermes qui s'élève à 1 597 500 $, sera de 29 752 501 $.

La clôture du présent placement est assujettie à la clôture de l'opération Arrow, et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. ».

Le produit net tiré du placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Arrow. Voir « Faits récents – Acquisition des actifs d'Arrow Drilling Inc. ». Si Arrow opte pour le choix minimum, Trinidad tirera sur sa convention de prêt existante un maximum de 3 600 000 $ pour financer le reliquat de la tranche en espèces après avoir affecté le produit net du placement. Voir « Structure du capital consolidé » et « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. – La convention d'achat d'actifs ». Trinidad a l'intention de financer le prix d'achat estimatif de 45 M$ payable à l'égard de l'acquisition Arrow comme suit (en millions de dollars :

	Choix minimum	**Choix minimum dans l'hypothèse où l'option est levée intégralement**	**Choix maximum**	**Choix maximum dans l'hypothèse où l'option est levée intégralement**
Produit de souscription net tiré du placement[1]	27,9 $	29,8 $	27,9 $	29,8 $
Actions échangeables émises à Arrow	13,5 $	13,5 $	18,0 $	18,0 $
Convention de prêt[2]	3,6 $	1,7 $	(0,9) $	(2,8) $
Prix d'achat total[3]	45,0 $	45,0 $	45,0 $	45,0 $

Notes :

(1) Déduction faite des frais du placement, estimés à 600 000 $.

(2) Dans la mesure où le produit net tiré du présent placement est plus élevé que ce qui est nécessaire pour réaliser l'acquisition Arrow, Trinidad utilisera la totalité de cet excédent de fonds pour réduire sa dette aux termes de la convention de prêt.

(3) Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. –La convention d'achat d'actifs ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 19 février 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter pour leur propre compte, chacun pour une part déterminée, le 15 mars 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*) mais quoi qu'il en soit au plus tard le 28 mars 2004, 3 846 154 parts de fiducie au total, au prix de 7,80 $ par part de fiducie, pour une contrepartie totale de 30 000 001 $ payable à la Fiducie à la livraison des parts de fiducie. La clôture du placement est conditionnelle à la clôture de l'acquisition Arrow, et vice-versa. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Emploi du produit ». Dans le cadre du placement, la Fiducie payera aux preneurs fermes une rémunération de 0,39 $ par part de fiducie, soit une rémunération globale de 1 500 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie pouvant être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du placement) s'élèveront à 31 950 001 $, à 1 597 500 $ et à 30 352 501 $ respectivement.

Le présent prospectus simplifié vise également le placement d'un maximum de 2 307 692 actions échangeables dans l'hypothèse du choix maximum. Voir « Faits récents – Acquisition d'actifs d'Arrow Drilling Inc. » et « Description des actions échangeables ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré, sur le fondement de leur appréciation de la conjoncture; la convention peut également être résolue à la réalisation de certaines conditions. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent acheter ces parts mais n'y sont pas tenus. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus et des parts de fiducie pouvant être émises à l'exercice des actions échangeables. L'inscription est assujettie au respect par la Fiducie de toutes les exigences de la TSX au plus tard le 25 mai 2004.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les placeurs pour compte ont avisé la Fiducie que, dans le cadre du placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui prévaudraient autrement sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou de divulguer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, ni aux actions échangeables ou aux parts de fiducie sous-jacentes aux actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été et ne seront pas enregistrées aux termes de la loi de 1933, ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens qu'a cette expression dans le *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Toutefois, la convention de prise ferme permet aux preneurs fermes d'offrir et de revendre les parts de fiducie qu'ils ont acquises aux termes de la convention de prise ferme à certains investisseurs institutionnels admissibles aux États-Unis, dans la mesure où l'offre et la vente sont réalisées conformément à la *Rule 144A* prise aux termes de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes offriront et vendront des parts de fiducie à l'extérieur des États-Unis uniquement en conformité avec le *Regulation S* pris aux termes de la Loi de 1933).

En outre, pendant les 40 jours suivant le début du placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au placement) peut contrevenir aux exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 15 février 2004, il y avait 27 949 881 parts de fiducie et aucune part à droit de vote spécial émises et en circulation.

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il

s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'Acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours du marché des parts de fiducie réagira à diverses situations du marché, y compris notamment les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts.

DESCRIPTION DES ACTIONS ÉCHANGEABLES

Immédiatement avant la clôture de l'acquisition Arrow, Trinidad déposera des statuts de modification (les *statuts de modification*) qui prévoiront la création des actions échangeables (qui auront essentiellement les attributs décrits ci-dessous), et la Fiducie constituera en société une filiale en propriété exclusive (*Trinidad ExchangeCo*) pour faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exercera pas d'autres activités que celles qui sont prévues par les présentes et son capital sera minime.

De plus, à la clôture de l'acquisition Arrow, les documents suivants seront signés et chacun d'eux sera essentiellement conforme à ce qui est décrit de façon plus détaillée ci-dessous :

a) une convention d'échange et de vote fiduciaire (la *convention d'échange et de vote fiduciaire*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*);

b) une convention de soutien (la *convention de soutien*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et le fiduciaire relatif aux actions échangeables;

c) une convention entre actionnaires (la *convention entre actionnaires*) conclue par Trinidad et Arrow en sa qualité de porteur des actions échangeables.

Les actions échangeables ne seront pas inscrites à la cote de la TSX ou d'une autre bourse.

Attributs des actions échangeables

Le texte qui suit résume les dispositions importantes des actions échangeables et est présenté sous réserve du texte intégral (i) des dispositions des actions échangeables que contiendront les statuts de modification, (ii) de la convention de soutien et (iii) de la convention d'échange et de vote fiduciaire. On peut obtenir sans frais une copie des dispositions des actions échangeables, de la convention de soutien et de la convention d'échange et de vote fiduciaire, sur demande adressée à Trinidad au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 (numéro de téléphone : 403.265.4168).

Dispositions des actions échangeables

Ratio d'échange

Le ratio d'échange, à tout moment et pour chaque action échangeable, correspondra à 1,00000, à la date de la clôture de l'acquisition Arrow, et sera rajusté cumulativement par la suite (i) en majorant le ratio d'échange à chaque date à laquelle une distribution est payée (la *date de paiement d'une distribution*) par la Fiducie aux porteurs de parts, entre la date de la clôture de l'acquisition Arrow et le moment en date duquel le ratio d'échange est calculé, d'un montant arrondi à la cinquième décimale près correspondant à une fraction dont le numérateur est le montant de la distribution, exprimé sous forme de montant par part de fiducie, payée à cette date de paiement d'une distribution, multiplié par le ratio d'échange immédiatement avant la date de clôture des registres relative à la distribution, et dont le dénominateur est le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le premier jour ouvrable qui suit la date de clôture des registres relative à la distribution, et (ii) en réduisant le ratio d'échange à chaque date de clôture des registres relative à l'établissement des porteurs d'actions échangeables ayant le droit de recevoir un dividende, entre la date de clôture de l'acquisition Arrow et le moment où le ratio d'échange est calculé, d'un montant arrondi à la cinquième décimale, correspondant à une fraction dont le numérateur est le dividende déclaré à cette date de clôture des registres relative à l'établissement des porteurs d'actions échangeables ayant le droit de recevoir un dividende, exprimé sous forme de montant par action échangeable, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant immédiatement cette date de clôture des registres, et dont le dénominateur est le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant la date qui est antérieure de sept jours ouvrables à cette date de clôture des registres.

Rang

En cas de liquidation ou de dissolution de Trinidad, les actions échangeables prendront rang avant les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables relativement au paiement des dividendes et à la distribution de l'actif entre ses actionnaires et prendront rang également avec chacune des autres séries d'actions échangeables de Trinidad quant aux montants indiqués comme étant payables prioritairement aux porteurs de ces séries.

Dividendes

En ce qui a trait au paiement de dividendes, les actions échangeables prendront rang avant les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables et prendront rang également avec chacune des autres séries d'actions échangeables de Trinidad quant aux dividendes indiqués comme étant payables prioritairement aux porteurs de ces séries. Les porteurs des actions échangeables auront le droit de recevoir les dividendes que déclare le conseil d'administration de Trinidad. Trinidad ne prévoit pas que des dividendes seront déclarés à l'égard des actions échangeables; toutefois, le conseil d'administration a le droit de le faire à son gré. Le paiement de dividendes sur les actions échangeables entraînera un rajustement à la baisse du ratio d'échange.

Certaines restrictions

Sous réserve des dispositions de la convention entre actionnaires, tant que des actions échangeables sont en circulation, Trinidad ne modifiera pas, sans avoir obtenu l'approbation des porteurs des actions échangeables (conformément à ce qui est indiqué ci-dessous sous la rubrique « Modification et approbation », les statuts ou les règlements de Trinidad de manière à changer les droits ou les privilèges des porteurs d'actions échangeables autrement que pour donner effet aux rajustements nécessaires pour maintenir l'équivalence économique des actions échangeables par rapport aux parts de fiducie.

Liquidation de Trinidad

En cas de liquidation ou de dissolution de Trinidad ou d'une autre distribution de l'actif de Trinidad entre ses actionnaires pour liquider ses affaires, le porteur d'actions échangeables aura le droit de recevoir, pour chaque action échangeable détenue à la date de prise d'effet de cette liquidation, de cette dissolution ou de cette autre distribution (la *date de liquidation*), un montant correspondant au ratio d'échange le dernier jour ouvrable avant la date de liquidation, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de liquidation (le *montant de liquidation*), devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de

liquidation. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du montant de liquidation comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

À compter de la date de liquidation, le porteur d'actions échangeables peut remettre des certificats de ces actions échangeables ainsi que les autres documents raisonnablement nécessaires au transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de Valiant Trust Company (l'*agent des transferts quant aux actions échangeables*). À la réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit d'achat en cas de liquidation dont il est question ci-dessous, Trinidad remettra le montant de liquidation sous forme de parts de fiducie à ce porteur d'actions échangeables, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le montant de liquidation sous forme de parts de fiducie pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans un avis donné à ces porteurs d'actions échangeables.

À la liquidation ou à la dissolution de Trinidad, celle-ci, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de liquidation*) d'acheter la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) à un prix d'achat par action échangeable correspondant au montant de liquidation (devant être réglé par la livraison d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable précédant la date de liquidation) et, à l'exercice du droit d'achat en cas de liquidation et à l'acceptation, par la Fiducie ou Trinidad ExchangeCo, de l'offre de Trinidad, les porteurs des actions échangeables seront tenus de vendre celles-ci à la Fiducie ou Trinidad ExchangeCo, selon le cas. L'achat, par la Fiducie ou Trinidad ExchangeCo, de toutes les actions échangeables en circulation à l'exercice du droit d'achat en cas de liquidation aura lieu à la date de liquidation et au moment du paiement du montant de liquidation de chaque action échangeable, et Trinidad n'aura aucune obligation de payer quelque montant que ce soit au titre du montant de liquidation à l'égard de ces actions échangeables.

Le droit d'achat en cas de liquidation peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

À la survenance d'un événement déclencheur des droits d'échange (il peut s'agir, entre autres, de l'institution, par Trinidad, d'une procédure en faillite, en insolvabilité, en dissolution ou en liquidation relative à Trinidad (un *événement d'insolvabilité*), ou du consentement de Trinidad à l'institution d'une telle procédure, ainsi que du choix de la Fiducie et de Trinidad ExchangeCo de ne pas exercer le droit d'achat en cas de liquidation, le droit de rachat (dont il est question ci-dessous) ou le droit de rachat au gré du porteur (dont il est question ci-dessous) (collectivement, les *droits de rachat*), l'agent des transferts quant aux actions échangeables (ou un fiduciaire qui lui succède) (le *fiduciaire*), pour le compte des porteurs des actions échangeables, aura le droit d'exiger (le *droit d'échange facultatif*) que la Fiducie ou Trinidad ExchangeCo achète la totalité des actions échangeables alors en circulation et détenues par ces porteurs en contrepartie du montant de liquidation dont il est questions sous la rubrique « Convention d'échange et de vote fiduciaire – Droit d'échange facultatif ».

Droit d'échange automatique à la liquidation de la Fiducie

Si la Fiducie décide d'intenter une procédure en liquidation ou en dissolution quant à la Fiducie ou que la Fiducie ou Trinidad sont au courant d'un risque qu'une telle procédure soit intentée (un *événement de liquidation de Trinidad Energy*), la Fiducie ou Trinidad ExchangeCo sera tenue d'acheter (le *droit d'échange automatique*) chaque action échangeable en circulation (à part les actions échangeables que détiennent la Fiducie ou Trinidad ExchangeCo) et les porteurs d'actions échangeables devront vendre les actions échangeables qu'ils détiennent le cinquième jour ouvrable avant la prise d'effet de l'événement de liquidation de Trinidad Energy, en échangeant chaque action échangeable qu'ils détiennent contre un montant correspondant au ratio d'échange arrêté le sixième jour ouvrable précédant la date de prise d'effet de l'événement de liquidation de Trinidad Energy, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le sixième jour ouvrable avant l'événement de liquidation de Trinidad Energy, devant être réglé par la remise d'un nombre de parts de fiducie correspondant au ratio d'échange le sixième jour ouvrable précédant l'événement de liquidation de Trinidad Energy. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre d'une action échangeable dans le cadre d'un événement de liquidation de Trinidad Energy comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

À la demande d'un porteur d'actions échangeables et à la remise des certificats d'actions échangeables, dûment endossés en blanc et accompagnés des documents de transfert que la Fiducie et Trinidad ExchangeCo peuvent raisonnablement demander, la Fiducie ou Trinidad ExchangeCo remettront au porteur en question des certificats représentant le nombre de parts que ce dernier a le droit de recevoir.

Rachat des actions échangeables au gré des porteurs

Sous réserve du droit d'achat en cas de rachat au gré du porteur dont il est question ci-dessous, le porteur d'actions échangeables aura le droit, en tout temps avant le cinquième anniversaire de l'émission des actions échangeables, de demander à Trinidad de racheter la totalité ou une partie des actions échangeables que détient ce porteur, à un prix de rachat par action échangeable correspondant au ratio d'échange le dernier jour ouvrable avant la date de prise d'effet de ce rachat au gré du porteur (la *date de rachat au gré du porteur*), multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat au gré du porteur, devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat au gré du porteur. Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du prix de rachat au gré du porteur comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Les porteurs d'actions échangeables peuvent demander le rachat en présentant à Trinidad ou à l'agent des transferts quant aux actions échangeables un ou plusieurs certificats représentant le nombre d'actions échangeables que le porteur souhaite faire racheter, ainsi qu'une demande de rachat au gré du porteur (la *demande de rachat au gré du porteur*) dûment signée et les autres documents qui peuvent être raisonnablement demandés pour le rachat au gré du porteur des actions échangeables. Le rachat au gré du porteur prend effet à la date de rachat au gré du porteur. À partir de la date de rachat au gré du porteur, le porteur d'actions échangeables peut remettre des certificats de ces actions échangeables ainsi que les autres documents qui peuvent être raisonnablement demandés pour le transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables. À la réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit d'achat en cas de rachat, au gré du porteur, Trinidad remettra le prix de rachat sous forme de parts de fiducie à ce porteur, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le prix de rachat sous forme de parts de fiducie pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans un avis donné à ces porteurs d'actions échangeables.

Lorsqu'un porteur demande le rachat des actions échangeables par Trinidad, celle-ci, en qualité de mandataires des porteurs des actions échangeables, doit offrir à la Fiducie ou à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de rachat au gré du porteur*) d'acheter la totalité absolue des actions échangeables dont le porteur demande le rachat à un prix d'achat, par action échangeable, correspondant au prix de rachat au gré du porteur, devant être réglé par la remise d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable précédant la date de rachat.

À la réception d'une demande de rachat au gré du porteur émanant d'un porteur d'actions échangeables, Trinidad avisera la Fiducie ou Trinidad ExchangeCo en leur transmettant dans les cinq jours ouvrables une copie de la demande de rachat au gré du porteur. La Fiducie ou Trinidad ExchangeCo disposent alors de quatre jours ouvrables pour faire savoir à Trinidad si elles exercent ou non leur droit d'achat en cas de rachat au gré du porteur. Les actions échangeables dont le porteur a demandé le rachat par Trinidad seront, à la date de rachat au gré du porteur, achetées par la Fiducie ou Trinidad ExchangeCo ou rachetées par Trinidad, selon le cas, dans chaque cas à un prix d'achat, par action échangeable, correspondant au prix de rachat au gré du porteur.

Le droit d'achat en cas de rachat au gré du porteur peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

Si, en raison des dispositions en matière de solvabilité de la législation applicable, Trinidad n'est pas autorisée à racheter la totalité des actions échangeables déposées par un porteur qui en demande le rachat, elle rachètera uniquement les actions échangeables déposées par le porteur qui n'entraînent pas une contravention à ces dispositions de la législation applicable. Le porteur d'actions échangeables que Trinidad n'a pas rachetées sera réputé avoir demandé à la Fiducie ou à Trinidad ExchangeCo de les acheter à la date de rachat au gré du porteur pour un montant, par action échangeable, égal au prix de rachat au gré du porteur en application du droit d'échange facultatif.

Rachat d'actions échangeables au gré de l'émetteur

Sous réserve de la législation applicable et du droit d'achat en cas de rachat au gré de l'émetteur dont il est question ci-dessous, Trinidad :

a) rachètera, le jour du cinquième anniversaire de la clôture de l'acquisition Arrow (la *date de rachat automatique*), la totalité absolue des actions échangeables alors en circulation, à un prix de rachat, par action échangeable, correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat (dont il est question ci-dessous) pertinente, multiplié par le cours moyen pondéré d'une part de fiducie à la TSX pour les cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat (définie ci-dessous) pertinente (le *prix de rachat au gré de Trinidad*), devant être réglé par la remise du nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant la date de rachat;

b) pourra, à toute date à laquelle le nombre global d'actions échangeables émises et en circulation est inférieur à 20 % du nombre global d'actions échangeables émises dans le cadre de l'acquisition Arrow (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo et compte tenu du rajustement de cette proportion d'actions que le conseil d'administration de Trinidad juge adéquat pour qu'il soit tenu compte d'une division ou d'un regroupement des actions échangeables, d'un dividende en actions sur les actions échangeables, de l'émission ou de la distribution de droits d'acquisition d'actions échangeables ou de titres échangeables contre des actions échangeables ou convertibles en actions échangeables ou de titres comportant des droits d'acquisition d'actions échangeables, de l'émission ou de la distribution d'autres titres, droits ou titres de créance ou éléments d'actif, ou d'une autre restructuration du capital ou autre opération visant les actions échangeables ou se répercutant sur celles-ci) (la *date de rachat minimum* et, avec la date de rachat automatique, une *date de rachat*), racheter la totalité absolue des actions échangeables alors en circulation, au prix de rachat au gré de Trinidad par action échangeable.

Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre de prix de rachat au gré de Trinidad comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Au moins 25 jours avant une date de rachat, Trinidad transmettra aux porteurs inscrits d'actions échangeables un avis écrit du rachat des actions échangeables par Trinidad, y compris le prix de rachat au gré de Trinidad, la date de rachat et, s'il y a lieu, les détails du droit d'achat en cas de rachat au gré de l'émetteur (défini ci-dessous). À partir de la date de la transmission de cet avis, sur présentation et remise, par le porteur, des certificats des actions échangeables ainsi que des autres documents qui peuvent être exigés, au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, Trinidad remettra le prix de rachat au gré de Trinidad au porteur, à l'adresse inscrite à son registre des actions échangeables, ou détiendra le prix de rachat au gré de Trinidad pour que le porteur d'actions échangeables en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts quant aux actions échangeables, selon ce que Trinidad indique dans l'avis écrit. L'omission accidentelle de transmettre l'avis de rachat au gré de Trinidad à moins de 10 % des porteurs d'actions échangeables (à l'exception de la Fiducie et de Trinidad ExchangeCo) n'a pas d'incidence sur la validité du rachat au gré de Trinidad des actions échangeables aux termes de cet avis.

Trinidad, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit prioritaire (le *droit d'achat en cas de rachat au gré de l'émetteur*) d'acheter, à la date de rachat, la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) en échange du prix de rachat au gré de l'émetteur et, à l'exercice du droit d'achat en cas de rachat au gré de Trinidad, les porteurs de la totalité des actions échangeables alors en circulation sont tenus de vendre toutes ces actions à la Fiducie ou à Trinidad ExchangeCo, selon le cas. Si la Fiducie ou Trinidad ExchangeCo exerce le droit d'achat en cas de rachat par Trinidad, le droit de Trinidad de racheter les actions échangeables à la date de rachat pertinente s'éteint.

Le droit d'achat en cas de rachat au gré de l'émetteur peut être exercé, au gré de la Fiducie, soit par la Fiducie, soit par Trinidad ExchangeCo.

Achat pour annulation

Sous réserve de la législation applicable, Trinidad peut, à tout moment et de temps à autre, acheter pour annulation la totalité ou une partie des actions échangeables, de gré à gré, à un porteur d'actions échangeables, pour la contrepartie dont elle convient avec ce porteur, ou par offre à tous les porteurs inscrits d'actions échangeables alors en circulation, à quelque prix que ce soit par action échangeable. Si, dans le cadre d'une offre d'achat, le nombre d'actions échangeables déposées à un prix acceptable dépasse celui que Trinidad est disposée à acheter, Trinidad achètera les actions échangeables proportionnellement. Moyennant un avis donné à l'occasion à la Fiducie ou à Trinidad ExchangeCo, selon le cas, Trinidad peut racheter la totalité ou une partie des actions échangeables que détient la Fiducie ou Trinidad ExchangeCo et qui ont été acquises par l'exercice des droits d'achat, des droits d'échange ou des droits d'échange facultatif automatique, en échange de la remise de parts de fiducie pour le compte de porteurs d'actions échangeables. Les actions échangeables doivent être acquises par Trinidad en échange de l'émission, par celle-ci, à la Fiducie ou à Trinidad ExchangeCo, selon le cas, d'un billet dont le capital est égal à la juste valeur marchande de ces parts de fiducie remises. Toutes les actions échangeables que Trinidad rachète de cette manière sont annulées.

Droits de vote

Les porteurs des actions échangeables n'ont pas de droit de recevoir d'avis de convocation aux assemblées des actionnaires de Trinidad, ni d'y assister et d'y voter. Conformément à la convention d'échange et de vote fiduciaire, les porteurs d'actions échangeables ont certains droits de vote à l'égard de questions soumises aux porteurs de parts, conformément à ce qui est énoncé sous la rubrique « Convention d'échange et de vote fiduciaire – Droits de vote ». De plus, la convention entre actionnaires contiendra certaines ententes quant à la manière dont les voix rattachées aux actions échangeables seront exercées, détaillées sous la rubrique « Convention entre actionnaires ».

Anti-dilution

En plus d'être rajusté à l'occasion pour respecter le ratio d'échange, le nombre de parts de fiducie contre lesquelles les actions échangeables sont échangeables pourra également être rajusté dans les cas suivants :

a) la division, le regroupement ou le reclassement des parts de fiducie ou la déclaration, par la Fiducie, d'une distribution payable sous forme de parts de fiducie (ou de titres échangeables contre des parts de fiducie ou convertibles en parts de fiducie) (sauf dans le cours normal des activités);

b) l'émission de droits, d'options ou de bons de souscription à la totalité ou à la quasi-totalité des porteurs de parts, permettant à ceux-ci de souscrire des parts de fiducie ou des titres convertibles en parts de fiducie, échangeables contre des parts de fiducie ou conférant des droits d'achat de parts de fiducie;

c) l'émission, le paiement ou la distribution, à la totalité ou à la quasi-totalité des porteurs de parts, d'éléments d'actif (y compris des titres de créance), d'espèces ou d'autres droits ou titres si cette émission, ce paiement ou cette distribution ne constitue pas une distribution dans le cours normal des activités ou un événement mentionné ci-dessus en a) ou en b).

Modification et approbation

Les droits, privilèges, restrictions et conditions relatifs aux actions échangeables peuvent être modifiés uniquement avec l'approbation des porteurs de celles-ci. Cette approbation ou tout autre consentement ou approbation que doivent donner les porteurs des actions échangeables est valable s'il est donné conformément à la législation applicable et à la condition minimale d'être attesté par une résolution adoptée par au moins 66 2/3 % des voix exprimées à cet égard (à l'exception des actions échangeables détenues en propriété effective par la Fiducie, Trinidad ExchangeCo ou l'une de leurs filiales ou l'un des autres membres de leur groupe), à une assemblée des porteurs des actions échangeables dûment convoquée et tenue à laquelle les porteurs d'au moins 10 % des actions échangeables alors en circulation (à l'exception des actions échangeables détenues en propriété effective par la Fiducie, Trinidad ExchangeCo ou l'une de leurs filiales ou l'un des autres membres de leur groupe) sont présents ou représentés par procuration. Si le quorum n'est pas atteint à l'assemblée dans la demi-heure qui suit l'heure de convocation, l'assemblée est reportée à la date (au moins deux jours ouvrables plus tard), à l'heure et à l'endroit fixés par le président de l'assemblée initiale, et les porteurs des actions échangeables présentes ou représentées par

procuration à la reprise d'assemblée constituent le quorum à celle-ci et peuvent traiter de tous les points à l'ordre du jour de l'assemblée initiale. À la reprise d'assemblée en cas d'ajournement, une résolution adoptée par le vote affirmatif d'au moins 66 2/3 % des voix exprimées à celle-ci constituent l'approbation ou le consentement des porteurs des actions échangeables.

Actes de la Fiducie aux termes de la convention de soutien et de la convention d'échange et de vote fiduciaire

Aux termes des dispositions des actions échangeables, Trinidad s'engagera à accomplir tous les actes et à prendre toutes les mesures nécessaires ou souhaitables pour exécuter les obligations que lui imposent la convention de soutien et la convention d'échange et de vote fiduciaire et faciliter l'exécution par la Fiducie des obligations qui lui incombent aux termes de ces conventions.

Porteurs non-résidents

Aucune action échangeable ne sera émise aux résidents d'un pays étranger. Par dérogation aux dispositions des actions échangeables, l'obligation de la Fiducie ou de Trinidad ExchangeCo de payer le prix de rachat au gré du porteur, le prix de liquidation ou le prix de rachat au gré de Trinidad à l'égard des actions échangeables détenues par un résident d'un pays étranger, est remplie par la remise des parts de fiducie que le porteur visé aurait reçues, à l'agent des transferts quant aux actions échangeables, qui doit vendre ces parts de fiducie à la bourse à la cote de laquelle ces parts sont alors inscrites et, au moment de la vente, les droits du porteur visé se limitent à la réception du produit net de la vente (déduction faite des taxes et impôts applicables) sur remise des certificats de ces actions échangeables.

Restrictions relatives au transfert

Le transfert des actions échangeables par le porteur de celles-ci est subordonné à l'approbation du conseil d'administration de Trinidad. La convention entre actionnaires précisera certaines circonstances dans lesquelles cette approbation sera accordée automatiquement.

Convention d'échange et de vote fiduciaire

Droits de vote

Conformément à la convention d'échange et de droit de vote fiduciaire, la Fiducie aura émis une part à droit de vote spécial (la *part à droit de vote spécial*) à Valiant Trust Company (ou à son successeur) (le *fiduciaire quant aux actions échangeables*), au profit des porteurs (à l'exception de la Fiducie et de Trinidad ExchangeCo) des actions échangeables. La part à droit de vote spécial comportera un nombre de voix, pouvant être exprimées aux assemblées auxquelles les porteurs de parts ont le droit de voter, égal au nombre de parts de fiducie (arrondi à la baisse au nombre entier le plus près) contre lesquelles les actions échangeables sont alors échangeables. Pour ce qui est de tout consentement écrit demandé aux porteurs de parts, chaque voix conférée par la part à droit de vote spécial pourra être exprimée de la manière indiquée ci-dessus.

Chaque porteur d'une action échangeable inscrite à la date d'inscription aux registres pour une assemblée à laquelle les porteurs de parts ont le droit de vote, pourra donner des instructions au fiduciaire quant aux actions échangeables d'exercer le nombre de voix rattachées à la part à droit de vote spécial correspondant au nombre de parts de fiducie (arrondi à la baisse au nombre entier le plus près) contre lesquelles cette action échangeable est alors échangeable. Le fiduciaire quant aux actions échangeables exprimera chaque voix rattachée à la part à droit de vote spécial uniquement selon les directives du porteur de parts en question et, en l'absence d'instruction de vote du porteur, n'exprimera pas ces voix. Le porteur d'actions échangeables peut assister à l'assemblée et exprimer personnellement les voix associées à ses actions échangeables au lieu de donner des instructions de vote au fiduciaire quant aux actions échangeables relativement à ces actions.

Le fiduciaire quant aux actions échangeables enverra aux porteurs des actions échangeables l'avis de chaque assemblée à laquelle ils ont le droit de voter, énonçant le ratio d'échange qui s'applique alors, les documents de l'assemblée connexes et une déclaration quant à la manière dont le porteur peut donner des instructions au fiduciaire quant aux actions échangeables quant à la façon d'exprimer les voix rattachées à la part à droit de vote spécial, en même temps qu'il envoie cet avis et ces documents aux porteurs de parts. Le fiduciaire quant aux actions échangeables enverra également aux porteurs des copies de l'ensemble des circulaires de sollicitation de

procurations, des états financiers intermédiaires et annuels et des rapports de gestion qui les accompagnent, des rapports et des autres documents que la Fiducie envoie aux porteurs de parts, en même temps qu'elle envoie ces documents aux porteurs de parts. Dans la mesure où la Fiducie transmet ces documents au fiduciaire quant aux actions échangeables, celui-ci enverra également aux porteurs tous les documents envoyés par des tiers aux porteurs de parts, y compris des circulaires de procurations de dissidents et des notes d'information relatives à une offre publique d'achat ou d'échange, dès que possible après l'envoi initial de ces documents aux porteurs de parts, et la Fiducie s'efforcera raisonnablement d'obtenir et de remettre ces documents au fiduciaire quant aux actions échangeables.

Tous les droits d'un porteur d'actions échangeables d'exercer les voix rattachées à la part à droit de vote spécial s'éteindront dès l'échange de toutes les actions échangeables de ce porteur contre des parts de fiducie.

Sauf pour y apporter des modifications administratives visant à ajouter des engagements pour la protection de Trinidad ou les porteurs d'actions échangeables, des modifications nécessaires ou des corrections d'ambiguïtés ou d'erreurs d'écriture (dans chaque cas, toutefois, le conseil d'administration de Trinidad et le fiduciaire quant aux actions échangeables doivent être d'avis que les modifications ne portent pas atteinte aux intérêts des porteurs des actions échangeables), la convention d'échange et de vote fiduciaire ne peut être modifiée sans l'approbation des porteurs des actions échangeables.

Droit d'échange facultatif

À la survenance de l'un des événements suivants qui se poursuit (chacun étant appelé un *événement déclencheur des droits d'échange*) :

a) un événement d'insolvabilité,

b) des circonstances où la Fiducie et Trinidad ExchangeCo peuvent exercer les droits d'achat mais choisissent de ne pas le faire,

le porteur d'actions échangeables peut donner instruction au fiduciaire quant aux actions échangeables d'exercer le droit d'échange facultatif quant à la totalité ou à une partie des actions échangeables que détient ce porteur, exigeant ainsi que la Fiducie ou Trinidad ExchangeCo achète ces actions échangeables du porteur. Immédiatement à la survenance (i) d'un événement déclencheur des droits d'échange, (ii) d'un événement qui, en raison de l'écoulement d'un délai ou de la transmission d'un avis, devient un événement déclencheur de droits d'échange ou (iii) du choix de la Fiducie ou de Trinidad ExchangeCo de ne pas exercer un droit d'achat qu'elles pourraient exercer, Trinidad en donnera avis au fiduciaire quant aux actions échangeables. Dès que possible par la suite, le fiduciaire quant aux actions échangeables avisera alors chaque porteur d'actions échangeables visé de cet événement survenu ou susceptible de survenir et avisera le porteur de ses droits relatifs au droit d'échange facultatif.

Le prix d'achat, que doit payer la Fiducie ou Trinidad ExchangeCo, par action devant être achetée en application du droit d'échange facultatif sera réglé par l'émission d'un nombre de parts de fiducie correspondant au ratio d'échange le dernier jour ouvrable avant le jour de la clôture de l'achat et de la vente de ces actions échangeables en application du droit d'échange (le *prix d'échange*). Aucune fraction de part de fiducie ne sera remise. Si le montant payable au titre du prix d'échange comprend une fraction de part de fiducie, il sera arrondi à la baisse au nombre entier le plus près de parts de fiducie.

Si, en raison des dispositions en matière de solvabilité de la législation applicable, Trinidad n'est pas en mesure de racheter la totalité des actions échangeables que ce porteur a le droit de faire racheter conformément aux dispositions des actions échangeables, le porteur sera réputé avoir exercé le droit d'échange facultatif à l'égard des actions échangeables qui n'ont pas été rachetées, et la Fiducie ou Trinidad ExchangeCo devra acheter ces actions du porteur de la manière indiquée ci-dessus.

Convention de soutien

Obligation de soutien de la Fiducie

Aux termes de la convention de soutien, la Fiducie ou Trinidad ExchangeCo prendront les engagements suivants :

a) la Fiducie, sur demande écrite d'un porteur d'actions échangeables, fournira à ce porteur un relevé indiquant le ratio d'échange qui s'applique alors;

b) elles accompliront tous les actes et prendront toutes les mesures nécessaires pour que Trinidad soit en mesure de payer aux porteurs des actions échangeables le montant de liquidation en cas de liquidation ou de dissolution de Trinidad, le prix de rachat au gré du porteur en cas de demande de rachat par le porteur d'actions échangeables ou le prix de rachat au gré de Trinidad en cas de rachat d'actions échangeables par Trinidad;

c) la Fiducie ne fera rien, ni par action ni par omission, notamment un vote, qui entraînera la liquidation ou la dissolution de Trinidad, sans l'approbation des porteurs de la majorité des parts de fiducie alors en circulation.

La convention de soutien prévoit également que, sans l'approbation préalable de Trinidad et des porteurs des actions échangeables, la Fiducie ne distribuera pas de parts de fiducie supplémentaires ni de droits de souscriptions de celles-ci ou d'autres biens ou éléments d'actif à la totalité ou à la quasi-totalité des porteurs de parts, elle ne modifiera pas les droits, privilèges ou autres modalités des parts de fiducie, à moins qu'une distribution identique ou équivalente soit effectuée sur les actions échangeables ou qu'une modification identique ou équivalente soit apportée aux actions échangeables (ou aux droits des porteurs de celles-ci) simultanément. Si une offre publique d'achat ou une offre publique de rachat est proposée ou qu'une opération similaire se répercutant sur les parts de fiducie est proposée, avec le consentement ou l'approbation du conseil d'administration de Trinidad, la Fiducie s'efforcera raisonnablement de prendre toutes les mesures nécessaires ou souhaitables pour permettre aux porteurs des actions échangeables de participer à cette opération dans la même mesure que les porteurs de parts et avec un traitement économique équivalent à celui des porteurs de parts.

Sauf pour y apporter des modifications administratives visant à ajouter des engagements pour la protection des porteurs d'actions échangeables, des modifications nécessaires ou des corrections d'ambiguïtés ou d'erreurs d'écriture (dans chaque cas, toutefois, le conseil d'administration de Trinidad et le fiduciaire quant aux actions échangeables doivent être d'avis que les modifications ne portent pas atteinte aux intérêts des porteurs des actions échangeables), la convention de soutien ne peut être modifié sans l'approbation des porteurs des actions échangeables.

Aux termes de la convention de soutien, la Fiducie et Trinidad ExchangeCo se sont engagées à ne pas exercer de droits de vote conférés par les actions échangeables dont elles sont propriétaires ou dont leurs filiales ou les autres membres de leur groupe sont propriétaires, quant aux points étudiés aux assemblées des porteurs d'actions échangeables (y compris l'approbation demandée à ces porteurs à l'égard de points découlant de la convention de soutien).

Remise des parts

La Fiducie fera les dépôts et demandera les consentements et approbations des autorités de réglementation qui sont nécessaires pour que les parts de fiducie pouvant être émises à l'échange des actions échangeables soit émises conformément aux lois sur les valeurs mobilières applicables au Canada.

Convention entre actionnaires

Opération de contrôle de Trinidad Drilling

La convention entre actionnaires créera divers droits et obligations entre les parties à cette convention. En particulier, si une opération de contrôle de Trinidad Drilling (définie ci-dessous) survient et que le conseil d'administration de Trinidad détermine, de bonne foi et à son gré, qu'il n'est pas raisonnablement possible de remplacer les actions échangeables par d'autres actions qui sont échangeables et qui sont au moins équivalentes aux actions échangeables du point de vue économique, dans le cadre de cette opération de contrôle de Trinidad Drilling, et que le rachat de la totalité absolue des actions échangeables en circulation est nécessaire pour mener à terme cette opération de contrôle de Trinidad Drilling conformément à ses modalités, les porteurs des actions échangeables conviendront que Trinidad peut racheter leurs actions échangeables en suivant une procédure conforme à la procédure énoncée sous la rubrique « Rachat d'actions échangeables » (y compris, dans de telles circonstances, la possibilité, pour la Fiducie et Trinidad ExchangeCo, d'acheter ou d'acquérir ces actions échangeables par suite d'une procédure conforme aux droits d'achat en cas de rachat au gré de Trinidad). L'expression *opération de*

contrôle de Trinidad Drilling signifie une fusion, une offre publique d'achat, un plan d'arrangement, une vente importante d'actions ou de droits ou d'intérêts relatifs à celles-ci, une vente importante d'éléments d'actif ou de droits ou d'intérêts relatifs à ceux-ci ou des opérations similaires mettant en cause Trinidad ou la Fiducie; toutefois, cette opération de contrôle de Trinidad Drilling doit se faire sans lien de dépendance (à moins que cette opération de contrôle de Trinidad Drilling comporte une série d'opérations associées ou reliées, auquel cas il suffit que la première ou la plus fondamentale de ces opérations associées ou reliées se fasse sans lien de dépendance).

Événements permettant le vote

Si un événement permettant le vote des porteurs d'actions échangeables est proposé et que le conseil d'administration de Trinidad établit que l'approbation ou le consentement des porteurs d'actions échangeables en circulation est nécessaire à l'accomplissement de l'objectif commercial visé par cet événement permettant le vote des porteurs d'actions échangeables, cet objectif commercial devant être un objectif véritable, les porteurs des actions échangeables conviennent de voter à l'égard de cet événement permettant le vote des porteurs d'actions échangeables ou d'y consentir selon les directives du conseil d'administration de Trinidad. Constituent un *événement permettant le vote des porteurs d'actions échangeables* les questions sur lesquelles sur lesquels les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad, à l'exception des événements permettant le vote des porteurs d'actions échangeables dispensés.

Si un événement permettant le vote des porteurs d'actions échangeables dispensé est proposé, les porteurs des actions échangeables conviennent de voter à l'égard de cet événement permettant le vote des porteurs d'actions échangeables ou d'y consentir selon les directives du conseil d'administration de Trinidad. Constituent un *événement permettant le vote des porteurs d'actions échangeables dispensé* les questions sur lesquelles les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad pour approuver ou désapprouver, selon le cas, les changements apportés aux droits des porteurs des actions échangeables, lorsque l'approbation ou la désapprobation, selon le cas, du changement serait nécessaire pour maintenir l'équivalence entre les actions échangeables et les parts de fiducie.

Aucune des dispositions relatives aux événements permettant le vote des porteurs d'actions échangeables ou aux événements permettant le vote des porteurs des actions échangeables dispensés n'a pour effet d'empêcher les porteurs d'actions échangeables d'exercer leurs droits de rachat aux termes des dispositions des actions échangeables ou leurs droits d'échange aux termes de la convention d'échange et de vote fiduciaire.

Transferts autorisés

Le conseil d'administration de Trinidad a convenu d'approuver tout transfert d'actions échangeables qui respecte la totalité des conditions suivantes, à savoir a) le bénéficiaire du transfert est un résident de l'Alberta, b) le transfert proposé n'aura pas pour effet de faire de Trinidad une « société de distribution » (*distributing corporation*) pour l'application de la ABCA, c) le transfert proposé est conforme aux lois applicables et d) le bénéficiaire du transfert signe les documents raisonnablement exigés par Trinidad pour que ce bénéficiaire devienne une partie à la convention entre actionnaires et soit lié par celle-ci.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital de billes et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit faire des distributions mensuelles en espèces, aux porteurs de parts, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a établi les distributions de la Fiducie à environ 0,54 $ la part de fiducie par année, soit environ 0,045 $ la part de fiducie par mois; toutefois, le 19 février 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'acquisition Arrow, elle compte porter ses distributions au comptant à 0,055 $ par part de fiducie chaque mois (0,66 $ par part de fiducie chaque année), à compter du paiement que la Fiducie devrait faire le 15 avril 2004 aux porteurs de parts inscrits le 31 mars 2004. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie annuels prévus; toutefois, le montant réel des distributions payées par la Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2003 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $[1]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

(2) Le 20 février 2004, la Fiducie a déclaré une distribution en espèces de 0,045 $ pour le mois de février 2004, qui sera payée le 15 mars 2004 aux porteurs de parts de fiducie inscrits le 29 février 2004.

(3) Le 19 février 2004, la Fiducie a déclaré son intention, conditionnellement à la clôture de l'acquisition Arrow, de porter les distributions à 0,055 $ par part de fiducie chaque mois (0,66 $ par part de fiducie chaque année) à compter du paiement que la Fiducie devrait faire le 15 avril 2004 aux porteurs de parts de fiducie inscrits le 31 mars 2004.

Les acheteurs de parts de fiducie dans le cadre du placement n'auront pas droit à la distribution que la Fiducie payera à ses porteurs de parts le 15 mars 2004. Dans la mesure où la clôture du placement a lieu avant le 28 mars 2004, les acheteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes et demeurent propriétaires de ces parts de fiducie le 31 mars 2004 auront droit à la distribution que la Fiducie devrait payer à ses porteurs de parts le 15 avril 2004. Voir « Faits récents – Augmentation des distributions ».

Les paiements de distribution antérieurs présentés ci-dessus ne sont pas garants des paiements de distribution futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidée » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 janvier 2004, Trinidad n'avait pas de dette impayée aux termes de la facilité de crédit d'exploitation. Trinidad respecte toutes les modalités importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des modalités du placement ont eu lieu par voie de négociations entre Trinidad, pour la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. La banque membre du groupe de Valeurs mobilières TD inc. n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses modalités. Par suite du présent placement, Valeurs mobilières TD inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistré de revenu de retraite, des fonds enregistrés d'épargne-études et des régimes de participation différée aux bénéfices et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes et aux acheteurs d'actions échangeables visées par les présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées résider au Canada, détiendront les parts de fiducie ou les actions échangeables, selon le cas, à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie ou les actions échangeables, selon le cas, seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts de fiducie ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts ou porteurs d'actions échangeables, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie ou les actions échangeables, selon le cas, pourraient par ailleurs ne pas être admissibles à titre d'immobilisations, dans certaines circonstances, peuvent avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement avant la date des présentes et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf indication expresse des présentes, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les attributions appropriées, tous les dividendes qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les attributions appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV

de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des billets de rachat sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande des billets de rachat. Lorsque des parts de fiducie sont rachetées et que des investissements sont distribués au porteur de parts, le produit de disposition des parts pour ce dernier équivaudra généralement au prix de base rajusté, pour la Fiducie, des investissements ainsi distribués. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

Actions échangeables

Aux termes de la convention d'achat d'actifs, Trinidad et Arrow se sont engagées à signer et à produire conjointement un choix (le *choix*), en vertu du paragraphe 85(1) de la LIR, conformément aux règles précises de la LIR. Le prix de base rajusté d'Arrow pour les actions échangeables et les droits accessoires (définis aux présentes) qui lui sont émis dans le cadre de la convention d'achat d'actifs sera établi conformément au choix.

Le porteur qui est une société doit inclure dans le calcul de son revenu les dividendes qu'il a reçus ou est réputé avoir reçus sur les actions échangeables, et ces dividendes pourront normalement être portés en diminution de son revenu imposable. Le porteur qui est une « société privée » au sens de la LIR ou une autre société qui réside au Canada et est contrôlée ou est réputée être contrôlée par un particulier (autre qu'une fiducie) ou un groupe lié de particuliers (autres que des fiducies) ou au profit de ceux-ci peut devoir payer, aux termes de la partie IV de la LIR, un impôt remboursable de 33 1/3 % sur les dividendes reçus ou réputés avoir été reçus sur les actions échangeables, dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable de l'actionnaire en question. Les actions échangeables seront des « actions privilégiées imposables » et des « actions privilégiées à court terme » pour les besoins de la LIR. Le porteur d'actions échangeables qui est un particulier devra inclure dans son revenu les dividendes qu'il a reçus ou est réputé avoir reçus sur les actions échangeables, et ces dividendes seront assujettis aux règles relatives à la majoration et au crédit d'impôt pour dividendes normalement applicables aux particuliers résidents canadiens qui reçoivent des dividendes de sociétés canadiennes imposables.

À la disposition d'une action échangeable ainsi que des droits d'échange facultatifs correspondants et des droits de vote spéciaux, dans ces deux cas aux termes de la convention d'échange et de vote fiduciaire (collectivement, les *droits accessoires*), par le porteur de ceux-ci, en faveur de la Fiducie ou de Trinidad ExchangeCo, en contrepartie de parts de fiducie en application des droits d'achat ou du droit d'échange facultatif, le porteur réalisera (subira) généralement un gain (une perte) en capital correspondant à l'écart (positif ou négatif) entre le total des deux montants suivants, soit a) la juste valeur marchande des parts de fiducie reçues par le porteur à la disposition et b) le montant, s'il en est, des dividendes déclarés et impayés sur les actions échangeables payé au porteur au moment en question (le *montant des dividendes*), et la somme des deux montants suivants, soit y) le prix de base rajusté, pour le porteur, de l'action échangeable et des droits accessoires (calculé immédiatement avant la disposition) et z) les frais de disposition raisonnables.

À la disposition réelle ou réputée d'actions échangeables et de droits accessoires, le porteur (autre que Trinidad) réalisera (subira) généralement un gain (une perte) en capital correspondant à l'écart positif (négatif) entre le produit de disposition et la somme du prix de base rajusté de ces actions échangeables et droits accessoires (calculé immédiatement avant la disposition) pour le porteur et des frais de disposition raisonnables. Pour le porteur qui est une société, une société de personnes ou une fiducie dont une société est membre ou bénéficiaire, toute perte en capital de ce genre peut généralement être réduite du montant des dividendes reçus ou réputés avoir été reçus par le porteur sur les actions échangeables, dans la mesure et les circonstances détaillées dans la LIR. Un énoncé sur l'imposition des gains et des pertes en capital est présenté ci-dessous.

Au rachat (y compris le rachat au gré du porteur) d'une action échangeable par Trinidad, le porteur sera réputé avoir reçu un dividende égal au montant, s'il en est, de l'excédent de la juste valeur marchande, au moment en question, des parts de fiducie que ce porteur a reçues de Trinidad au moment du rachat (le *produit de rachat*), majorée du montant des dividendes, sur le capital versé des actions échangeables à ce moment pour les besoins de la LIR. Les incidences fiscales de la réception réputée de ces dividendes sont présentées ci-dessous. Pour le porteur qui est une société, il est possible, dans certains cas, que ce dividende réputé soit traité comme un produit de disposition des actions échangeables.

Au rachat (y compris le rachat au gré du porteur) d'une action échangeable par Trinidad, le porteur sera aussi réputé avoir disposé des actions échangeables et des droits accessoires en contrepartie d'un produit de disposition égal au produit de rachat, réduit du montant du dividende réputé découlant du rachat. Le porteur réalisera (subira) généralement un gain (une perte) en capital équivalant au montant de l'écart positif (négatif) entre ce produit de disposition et la somme du prix de base rajusté, pour le porteur, de l'action échangeable et des droits accessoires (calculé immédiatement avant le rachat) et des frais de disposition raisonnables. Pour le porteur qui est une société, une société de personnes ou une fiducie dont une société est membre ou bénéficiaire, toute perte en capital de ce genre sera généralement réduite du montant des dividendes reçus ou réputés avoir été reçus par le porteur sur les actions échangeables, y compris les dividendes que le porteur est réputé avoir reçus au moment du rachat, dans la mesure et les circonstances détaillées dans la LIR.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une action échangeable et des droits accessoires doit être portée en diminution des gains imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le coût, pour le porteur, des parts de fiducie reçues au moment du rachat au gré du porteur ou de l'émetteur ou à l'échange d'une action échangeable, sera égal à la juste valeur marchande de ces parts de fiducie au moment en question. La moyenne de ce coût et du prix de base rajusté de toutes les autres parts que ce porteur détient à titre d'immobilisation devra être établie afin de déterminer le prix de base rajusté ce chacune de ces parts de fiducie pour celui-ci.

Les conseillers juridiques ne donnent aucun avis quant à l'admissibilité des actions échangeables aux fins de placements pour l'application de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes. Le détail des titres de la Fiducie détenus par les administrateurs et les dirigeants de Trinidad est présenté sous la rubrique « Administrateurs et membres de la direction » de la notice annuelle.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) font fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l. est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la *Fiducie*) daté du 3 mars 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le *prospectus*). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2002 et 2001, et sur les états consolidés des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 7 février 2003, à l'exception de la note 14 qui est au 1er avril 2003.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés

Calgary (Alberta)
Le 3 mars 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la *Fiducie*) daté du 3 mars 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le *prospectus*). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (*Saturn*) portant sur le bilan de Saturn au 31 mai 2002, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés

Calgary (Alberta)
Le 3 mars 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la *Fiducie*) daté du 3 mars 2004 relatif à l'émission et à la vente de 3 846 154 parts de fiducie (le *prospectus*) se rapportant à l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs d'Arrow Drilling Inc. (*Arrow*). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires d'Arrow portant sur les bilans aux 30 juin 2003 et 2002, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée les 30 juin 2003, 2002 et 2001. Notre rapport est daté du 25 juillet 2003.

(signé) «Ernst & Young s.r.l.»
Comptables agréés

Calgary, Canada
Le 3 mars 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la *Fiducie*) daté du 3 mars 2004 relatif à l'émission et à la vente de 3 846 154 parts de la Fiducie (le *prospectus*). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (*Bear*) portant sur le bilan de Bear aux 30 avril 2003, 2002 et 2001, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

(signé) « Kingston Ross Pasnak LLP »
Comptables agréés

Edmonton (Alberta)
Le 3 mars 2004

ÉTATS FINANCIERS DE TRINIDAD ENERGY SERVICES INCOME TRUST

1. États financiers consolidés pro forma de la Fiducie au 30 septembre 2003 et pour la période de neuf mois terminée à cette date

2. États financiers consolidés pro forma de la Fiducie pour la période de douze mois terminée le 31 décembre 2002

Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
30 septembre 2003 et 31 décembre 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Le 3 mars 2004

Rapport sur la compilation

Aux fiduciaires de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 30 septembre 2003 et les états consolidés pro forma non vérifiés des résultats de la période de neuf mois terminée à cette date et de l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. du 1er janvier 2003 au 9 avril 2003, et avec ceux des états financiers non vérifiés de Saturn Drilling Inc. pour la période de douze mois terminée le 30 novembre 2002, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Inc. du semestre terminé le 30 juin 2003, et avec ceux des états financiers non vérifiés de Bear Drilling Ltd. pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.

4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. au 30 septembre 2003 ainsi que pour la période de neuf mois terminée à cette date, et avec ceux des états financiers non vérifiés de Arrow Drilling Inc. pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.

5. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états consolidés pro forma, à tous les égards importants sur le plan de la forme, aux des lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;
   b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

6. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

7. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad » et « Arrow » au 30 septembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « chiffres pro forma » étaient arithmétiquement exacts.

8. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear » et « Arrow » pour la période de neuf mois terminée le 30 septembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « chiffres pro forma, Trinidad, Bear, Saturn et Arrow » étaient arithmétiquement exacts.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « chiffres pro forma, Trinidad », « Saturn », « Bear » et « Arrow » pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « pro forma, Trinidad, Bear, Saturn et Arrow » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

PricewaterhouseCoopers s.r.l.

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust

Bilan consolidé pro forma

(non vérifié) 30 septembre 2003

(en milliers de dollars)

	Trinidad 30 septembre 2003 $	Arrow 30 septembre 2003 $	Ajustements pro forma $	Notes	Chiffres pro forma 30 septembre 2003 $
Actif					
Actif à court terme					
Encaisse	2 392	2 443	(2 443)	2 e)	2 392
Comptes débiteurs	16 385	4 025	(4 025)	2 e)	16 385
Stocks	468	-	-		468
Charges payées d'avance	167	92	(92)	2 e)	167
	19 412	6 560	(6 560)		19 412
Immobilisations					
Immobilisations corporelles	97 610	9 874	35 126	2 e)	142 610
Autres actifs					
Écart d'acquisition	-	-	4 690	2 e)	4 690
Frais de financement reportés	939	-	-		939
	117 961	16 434	33 256		167 651
Passif					
Passif à court terme					
Facilité de crédit d'exploitation	5 406	-	-		5 406
Comptes créditeurs	6 464	6 577	(6 577)	2 e)	6 464
Partie à court terme de la dette à long terme	148	-	-		148
	12 018	6 577	(6 577)		12 018
Dette à long terme	42 033	-	3 600	2 e)	45 633
Impôts sur les bénéfices futurs	3 293	1 754	2 936	2 e)	7 983
	57 344	8 331	(41)		65 634
Capitaux propres					
Capital des porteurs de parts					
Capitaux propres	55 329	4 737	23 163	2 e)	83 229
Actions échangeables			13 500	2 e)	13 500
Bénéfices non répartis	5 288	3 366	(3 366)		5 288
	60 617	8 103	33 297		102 017
	117 961	16 434	33 256		167 651

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié) Période terminée le 31 décembre 2002

(en milliers de dollars)

	Trinidad Période de douze mois terminée le 31 décembre 2002 $	Saturn Période de douze mois terminée le 30 novembre 2002 $	Bear Période de douze mois terminée le 31 décembre 2002 $	Arrow Période de douze mois terminée le 31 décembre 2002 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn et Arrow Chiffres pro forma de la période de douze mois $
Produits							
Produits d'exploitation	27 490	6 958	16 053	18 255			68 756
Charges							
Charges d'exploitation	18 945	3 600	11 028	13 129			46 702
Marge d'exploitation	8 545	3 358	5 025	5 126	-		22 054
Frais généraux et frais d'administration	2 896	546	200	1 105	-		4 747
Primes aux cadres	-	1 846	-	6 360	(8 206)	2 a)	-
BAIIA[1]	5 649	966	4 825	(2 339)	8 206		17 307
Amortissement	2 158	772	1 930	1 294	520	2 b)	6 674
(Gain) perte à la cession d'actifs	-	(59)	(225)	(11)	-		(295)
Intérêts débiteurs (créditeurs)	979	10	592	(66)	1 157	2 c)	2 672
Bénéfice (perte) avant impôts et frais de la Fiducie	2 512	243	2 528	(3 556)	6 529		8 256
Impôts sur les bénéfices							
Impôts exigibles	115	34	32	(1 415)	1 584	2 d)	350
Impôts futurs	648	11	897	-	1 049	2 d)	2 605
	763	45	929	(1 415)	2 633		2 955
Bénéfice net avant frais de la Fiducie	1 749	198	1 599	(2 141)	3 896		5 301
Frais de restructuration de la Fiducie	819	-	-	-	-		819
Impôts futurs liés à la restructuration	(325)	-	-	-	-		(325)
Bénéfice net après frais de la Fiducie	1 255	198	1 599	(2 141)	3 896		4 807

1) Le BAIIA désigne le bénéfice avant intérêts, impôt, amortissement et gain ou perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

Trinidad Energy Services Income Trust

État pro forma des résultats

(non vérifié) Période de neuf mois terminée le 30 septembre 2003

(en milliers de dollars)

	Trinidad Période de neuf mois terminée le 30 septembre 2003 $	Saturn Du 1er janvier au 9 avril 2003 $	Bear Semestre terminé le 30 juin 2003 $	Arrow Période de neuf mois terminée le 30 septembre 2003 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn et Arrow Chiffres pro forma de la période de neuf mois $
Produits							
Produits d'exploitation	38 231	3 759	12 624	20 045	870	2 f)	75 529
Charges							
Charges d'exploitation	25 268	1 842	7 400	13 847	600	2 f)	48 957
Marge d'exploitation	12 963	1 917	5 224	6 198	270		26 572
Frais généraux et frais d'administration	3 036	150	309	1 031	39	2 f)	4 565
Primes des cadres	-	-	709	4 000	(4 709)	2 a)	-
BAIIA[1]	9 927	1 767	4 206	1 167	4 940		22 007
Amortissement	3 315	231	1 419	1 011	1 874	2 b)	7 850
(Gain) perte à la cession d'actifs	-	(8)	11	(28)	-		(25)
Intérêts débiteurs (créditeurs)	1 501	(6)	445	(29)	441	2 c)	2 352
Bénéfice (perte) avant impôts	5 111	1 550	2 331	213	2 625		11 830
Impôts sur les bénéfices							
Impôts exigibles	138	571	604	104	(1 146)	2 d)	271
Impôts futurs	495	(3)	260	(23)	2 188	2 d)	2 917
	633	568	864	81	1 042		3 188
Bénéfice net	4 478	982	1 467	132	1 583		8 642

1) Le BAIIA désigne le bénéfice avant intérêts, impôts, amortissement et gain ou perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états financiers pro forma ») ont été préparés pour rendre compte de l'acquisition de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés du 30 septembre 2003 ont été dressés à partir des états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 30 septembre 2003 et pour la période de neuf mois terminée à cette date; des états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003; des états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003; et des états financiers non vérifiés d'Arrow au 30 septembre 2003 et pour la période de neuf mois terminée à cette date. L'état consolidé pro forma non vérifié des résultats de la période terminée le 31 décembre 2002 a été dressé à partir des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2002, des états financiers non vérifiés de Saturn pour la période de douze mois terminée le 30 novembre 2002, des états financiers non vérifiés de Bear pour l'exercice terminé le 31 décembre 2002 et des états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été préparé pour rendre compte de l'acquisition de certains actifs d'Arrow décrite à la note 2 comme si elle avait eu lieu le 30 septembre 2003. Les états consolidés pro forma non vérifiés des résultats ont été préparés pour rendre compte des acquisitions décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2002. Ces états financiers pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements pris en compte dans les présentes avaient eu lieu aux dates indiquées, ni des résultats qui pourraient être obtenus ultérieurement.

Les conventions comptables utilisées pour la préparation des états financiers pro forma sont conformes aux conventions utilisées pour la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma doivent être lus en parallèle avec les états financiers historiques consolidés de Trinidad pour l'exercice terminé le 31 décembre 2002 et les notes y afférentes. De l'avis de la direction, les états financiers pro forma comprennent tous les ajustements nécessaires pour rendre compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie sous le régime des lois de la province d'Alberta en vertu d'un acte de fiducie daté du 1er août 2002.

2. Hypothèses et ajustements pro forma

Les états financiers pro forma rendent compte des hypothèses et des ajustements suivants :

a) Les primes ont diminué des montants décrits dans le tableau suivant afin d'éliminer l'attribution de primes aux cadres.

	30 septembre 2003 $	31 décembre 2002 $
Saturn	-	(1 846 000)
Bear	(709 000)	-
Arrow	(4 000 000)	(6 360 000)
	(4 709 000)	(8 206 000)

b) L'amortissement a varié des montants présentés dans le tableau suivant par suite du passage à la méthode de l'amortissement proportionnel au rendement pour Saturn, Bear et Arrow, conformément à la convention comptable adoptée par Trinidad à l'égard des immobilisations, et de l'augmentation des frais d'acquisition.

	30 septembre 2003 $	31 décembre 2002 $
Saturn	164 000	(73 000)
Bear	(16 000)	144 000
Arrow	1 726 000	449 000
	1 874 000	520 000

c) Au cours de l'exercice 2002, Trinidad a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 45,0 millions de dollars détenue par GE Canada. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 5,9 millions de dollars pour financer l'acquisition de Saturn. Trinidad a accès à un prélèvement supplémentaire d'approximativement 16,5 millions de dollars pour financer l'acquisition de Bear. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 3,6 millions de dollars pour financer l'acquisition d'Arrow, montant qui traduit le nombre supposé d'actions échangeables devant être émises par une filiale de Trinidad, comme il est décrit à la note 5 afférente aux états financiers pro forma. Le montant des intérêts débiteurs a été augmenté comme suit pour tenir compte de l'augmentation de la dette comme si elle avait été engagée le 1er janvier 2002 :

	30 septembre 2003 $	31 décembre 2002 $
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	104 000	386 000
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	134 000	473 000
Augmentation des intérêts débiteurs liée à l'acquisition d'Arrow	203 000	298 000
	441 000	1 157 000

d) La charge d'impôts sur les bénéfices de l'exercice a été comptabilisée comme suit :

	30 septembre 2003 $	31 décembre 2002 $
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	10 000	39 000
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(571 000)	(34 000)
	(561 000)	5 000
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	47 000	95 000
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(604 000)	(32 000)
	(557 000)	63 000
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	76 000	101 000
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(104 000)	1 415 000
	(28 000)	1 516 000
	(1 146 000)	1 584 000

Les impôts en espèces supplémentaires qui seraient par ailleurs payables par suite des ajustements pro forma visant les résultats sont présumés être éliminés au moyen des déductions fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins fiscales.

La charge d'impôts sur les bénéfices futurs a été ajustée, au taux d'imposition prévu par la loi, pour tenir compte de l'incidence des impôts sur les ajustements pro forma visant les résultats comme suit :

	30 septembre 2003 $	31 décembre 2002 $
Saturn	473 000	597 000
Bear	873 000	(195 000)
Arrow	842 000	647 000
	2 188 000	1 049 000

e) La répartition du prix d'achat d'Arrow s'établit comme suit :

Immobilisations	45 000 000
Écart d'acquisition	4 690 000
Impôts sur les bénéfices futurs	(4 690 000)
	45 000 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	27 900 000
Actions échangeables	13 500 000
Financement par emprunt	3 600 000
	45 000 000

Il est anticipé que le présent placement clôturera le 15 mars 2004 à 7,80 $ par part. Arrow acquiert une participation de 30 % à 40 % du prix d'achat sous forme d'actions échangeables. Pour la préparation de ces états financiers pro forma, il est présumé que 30 % du prix d'achat est réglé au moyen d'actions échangeables.

Les preneurs fermes du placement des parts détiennent une option visant l'achat de 250 000 parts supplémentaires à 7,80 $ la part ou 1,95 millions de dollars, déduction faite de la rémunération des preneurs fermes. Si cette option est exercée en entier, la dette à long terme sera réduite du produit obtenu à l'émission des parts supplémentaires, déduction faite de la rémunération des preneurs fermes.

f) La répartition du prix d'achat de Bear s'établit comme suit :

	$
Immobilisations	41 000 000
Financé comme suit :	
Nouveaux capitaux provenant du placement privé, déduction faite des frais d'émission	24 454 000
Financement par emprunt	16 546 000
	41 000 000

Les ajustements pro forma comprennent les résultats d'exploitation de Bear de la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits d'exploitation de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acheté certaines immobilisations de Bear.

g) La répartition du prix d'achat de Saturn s'établit comme suit :

	$
Immobilisations	17 500 000
Moins le bénéfice minimal	(900 000)
Ajustement pour la période du 1er janvier 2003 au 9 avril 2003	
Plus les frais de transaction	50 000
Prix d'achat ajusté	16 650 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	10 710 000
Financement par emprunt	5 940 000
	16 650 000

Le 9 avril 2003, Trinidad a fait l'acquisition de certaines immobilisations de Saturn.

3 Fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance

Les fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance s'établissent comme suit pour la période de neuf mois terminée le 30 septembre 2003 et la période de douze mois terminée le 31 décembre 2002.

	30 septembre 2003 $	**31 décembre 2002** $
Bénéfice net de la période	8 642 000	4 807 000
Ajouter (déduire) les éléments hors trésorerie		
Frais de restructuration de la Fiducie	-	819 000
Impôts sur les bénéfices futurs liés à la restructuration	-	(325 000)
Amortissement	7 850 000	6 674 000
Impôts sur les bénéfices futurs	2 917 000	2 605 000
(Gain) perte à la cession d'actifs	(25 000)	(295 000)
Fonds provenant de l'exploitation avant les frais de restructuration de la Fiducie	19 384 000	14 285 000

Trinidad utilise les fonds provenant de l'exploitation pour financer les distributions aux porteurs de parts, les dépenses en immobilisations liées à la croissance et le remboursement de la dette.

Les lecteurs sont priés de noter que les fonds disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance n'ont pas de signification normalisée en vertu des PCGR; cependant, Trinidad calcule les fonds provenant de l'exploitation disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance de la même manière pour chaque période considérée. L'information pro forma ne constitue pas une projection des résultats à venir. Les résultats d'exploitation réels de Trinidad pour une période donnée différeront des montants présentés dans cette analyse et ces écarts pourraient être importants. Par conséquent, les distributions ne sont pas assurées.

4 Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été calculé en fonction du nombre de parts et d'options sur actions de Trinidad et en cours au 30 septembre 2003 et au 31 décembre 2002, auquel sont ajoutés les parts supplémentaires émises dans le cadre de l'acquisition de Saturn, de Bear et d'Arrow.

Pour la préparation des états financiers pro forma, le nombre de parts en circulation a été établi comme suit :

	30 septembre 2003 $	**31 décembre 2002 $**
Nombre de parts en circulation, résultat de base, Trinidad	10 712 159	10 189 113
Parts émises dans le cadre de l'acquisition de Saturn	4 615 385	4 615 385
Parts émises dans le cadre de l'acquisition de Bear au moyen du placement privé	7 222 222	7 222 222
Parts émises dans le cadre de l'acquisition d'Arrow	3 846 154	3 846 154
Nombre de parts en circulation, résultat pro forma de base	26 395 920	25 872 874

Il n'est pas tenu compte, dans le nombre moyen pondéré pro forma de parts en circulation, de l'émission des parts en vertu du prospectus du 12 novembre 2003. Le produit en découlant servira à l'usage général de l'entreprise, notamment à l'avancement de son programme d'investissement continu de Trinidad au moyen de la construction et de l'acquisition futures de deux installations de forage télescopiques de 3 500 mètres.

5 Actions échangeables pro forma

Trinidad émettra 1 730 769 actions échangeables à titre de contrepartie partielle pour l'acquisition d'Arrow. Il est possible de convertir les actions échangeables (au gré du porteur) en tout temps en parts. Les actions échangeables seront une nouvelle série d'actions échangeables non inscrites à la cote et ayant un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables peuvent être converties en parts en tout temps jusqu'à cinq ans après l'émission, en fonction du ratio d'échange qui sera ajusté chaque fois que Trinidad verse une distribution à ses porteurs de parts. Les actions échangeables ne sont pas admissibles à des distributions. Arrow peut, jusqu'à cinq jours ouvrables précédant la date de clôture, augmenter de 4,5 millions de dollars la contrepartie pour les actions échangeables et diminuer d'un montant correspondant la contrepartie en espèces.

	30 septembre 2003 $	**31 décembre 2002 $**
Actions échangeables	1 730 769	1 730 769

6 Résultat pro forma par part

Le résultat pro forma par part s'établit comme suit :

	30 septembre 2003 $	31 décembre 2002 $
Résultat de base [1]	0,31	0,17
Résultat de base [2]	0,30	0,17

1) Le calcul du résultat de base par part est fondé sur le nombre moyen pondéré pro forma de parts en circulation au 30 septembre 2003, soit 28 126 689 (27 603 643 parts en 2002), qui comprend les actions échangeables pro forma.

2) Le nombre de parts utilisé pour le calcul du résultat dilué comprend 565 532 parts supplémentaires au 30 septembre 2003 (21 101 en 2002) pour tenir compte de l'effet dilutif des droits et des options des salariés et des administrateurs et des options, selon la méthode du rachat de parts.

ÉTATS FINANCIERS D'ARROW DRILLING INC.

1. États financiers non vérifiés d'Arrow au 31 décembre 2003 et au 30 juin 2003 et pour les périodes de six mois terminées les 31 décembre 2003 et 2002

2. États financiers vérifiés d'Arrow au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001

États financiers

Arrow Drilling Inc.

Non vérifié

31 décembre 2003

Arrow Drilling Inc.

BILANS

Aux — Non vérifié

	31 décembre 2003 $	30 juin 2003 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**1 850 572**	3 741 120
Débiteurs *[note 9]*	**3 458 261**	2 681 469
Travaux en cours	**610 845**	176 336
Montant à recevoir d'une société affiliée *[note 8]*	**250 000**	—
Charges payées d'avance	**17 539**	171 884
	6 187 217	6 770 809
Appareils de forage et équipement *[note 3]*	**9 502 386**	9 740 234
	15 689 603	16 511 043
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**2 107 307**	2 242 332
Réserve pour entretien important	**273 491**	—
Impôts sur les bénéfices à payer	**1 286 865**	13 694
Prime des actionnaires gestionnaires comptabilisée d'avance	—	4 000 000
	3 667 663	6 256 026
Impôts sur les bénéfices futurs *[note 6]*	**1 783 118**	1 807 794
Engagements *[note 10]*		
Capitaux propres		
Capital social *[note 5]*	**5 636 500**	5 836 500
Bénéfices non répartis	**4 602 322**	2 610 723
	10 238 822	8 447 223
	15 689 603	16 511 043

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Six mois terminés les 31 décembre — Non vérifié

	2003 $	2002 $
Produits d'exploitation	**14 371 385**	8 475 794
Coût d'exploitation	**9 745 449**	6 351 711
Marge brute	**4 625 936**	2 124 083
Charges (produits)		
Charges administratives *[note 8]*	**700 182**	521 204
Amortissement	**696 943**	658 315
Intérêt	**(1 852)**	(37 081)
Perte (gain) à la vente d'actifs	**(17 852)**	2 556
	1 377 421	1 144 994
Bénéfice avant la charge d'impôts	**3 248 515**	979 089
Charge d'impôts *[note 6]*		
Exigible	**1 281 592**	402 245
Future	**(24 676)**	(20 186)
	1 256 916	382 059
Bénéfice net de la période	**1 991 599**	597 030
Bénéfices non répartis au début de la période	**2 610 723**	2 347 580
Modification de la méthode de comptabilisation des impôts sur les bénéfices *[note 2]*	**—**	289 630
Bénéfices non répartis à la fin de la période	**4 602 322**	3 234 240

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Six mois terminés les 31 décembre		Non vérifié
	2003 **$**	**2002** **$**
Activités d'exploitation		
Bénéfice net de l'exercice	**1 991 599**	597 030
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**696 943**	658 315
Perte (gain) à la vente d'actifs	**(17 852)**	2 556
Impôts sur les bénéfices futurs	**(24 676)**	(20 186)
Flux de trésorerie liés à l'exploitation	**2 646 014**	1 237 715
Variation nette du fonds de roulement hors caisse *[note 7]*	**(3 729 353)**	(7 342 121)
Flux de trésorerie liés aux activités d'exploitation	**(1 083 339)**	(6 104 406)
Activités d'investissement		
Produit de la vente d'équipement	**8 000**	13 000
Acquisition d'équipement	**(470 709)**	(438 994)
Variation nette du fonds de roulement hors caisse *[note 7]*	**(144 500)**	—
Flux de trésorerie liés aux activités d'investissement	**(607 209)**	(425 994)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**2 400 000**	3 500 000
Rachat d'actions privilégiées de catégorie D	**(2 600 000)**	(1 500 000)
Flux de trésorerie liés aux activités de financement	**(200 000)**	2 000 000
Diminution de l'encaisse	**(1 890 548)**	(4 530 400)
Encaisse et dépôts à court terme au début de la période	**3 741 120**	4 719 258
Encaisse et dépôts à court terme à la fin de la période	**1 850 572**	188 858

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous. Ces conventions comptables sont les mêmes que celles qui sont exposées dans les états financiers vérifiés au 30 juin 2003.

Produits d'exploitation

Les produits d'exploitation sont constatés en grande partie au fur et à mesure que les services sont rendus selon un pourcentage des travaux achevés établi d'après des taux quotidien, horaire ou normal convenus d'avance.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 31 décembre 2003, n'est composé d'aucun dépôt à court terme (2 583 350 $ dont les dates d'échéance s'échelonnent du 1er août 2003 au 1er octobre 2003, assortis d'un taux d'intérêt de 3,05 %, au 30 juin 2003)

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers et les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels peuvent être différents de ces estimations.

2. MODIFICATION DE CONVENTION COMPTABLE

Impôts sur les bénéfices

En date du 1er juillet 2002, la société a adopté la méthode du passif fiscal à l'égard des impôts sur les bénéfices, comme le recommande l'Institut Canadien des Comptables Agréés. En vertu de la méthode du passif fiscal, la société comptabilise les impôts sur les bénéfices futurs en tenant compte de l'incidence de tout écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif comptabilisé selon les taux d'imposition et les lois pratiquement en vigueur qui seront en vigueur lorsque les écarts sont censés se résorber. Par conséquent, au 1er juillet 2002, la société a enregistré un rajustement de 289 630 $ à l'égard des bénéfices non répartis et des impôts sur les bénéfices futurs, autrefois le passif d'impôts reportés.

Avant le 1er juillet 2002, la société suivait la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices était établie en fonction des résultats présentés dans les comptes. Selon cette méthode, une provision était constituée pour la totalité des impôts reportés découlant des écarts temporaires entre le bénéfice comptable et le bénéfice imposable.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	31 décembre 2003		
	Coût $	**Amortissement cumulé $**	**Valeur comptable nette $**
Appareils de forage et équipement	**17 260 513**	**7 828 501**	**9 432 012**
Véhicules	**175 715**	**135 999**	**39 716**
Matériel informatique	**88 247**	**57 591**	**30 656**
Matériel de bureau	**26 324**	**26 323**	**1**
Améliorations locatives	**6 540**	**6 539**	**1**
	17 557 339	**8 054 953**	**9 502 386**

	30 juin 2003		
	Coût $	**Amortissement cumulé $**	**Valeur comptable nette $**
Appareils de forage et équipement	16 840 202	7 147 341	9 692 861
Véhicules	160 715	141 878	18 837
Matériel informatique	75 849	47 315	28 534
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	17 109 630	7 369 396	9 740 234

4. LIGNE DE CRÉDIT DISPONIBLE

La société avait une ligne de crédit d'exploitation à vue de 0 $ au 31 décembre 2003 (1 000 000 $ au 30 juin 2003). Au 31 décembre 2003 et au 30 juin 2003, aucun montant n'avait été prélevé. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société devait respecter certaines clauses restrictives à caractère financier et non financier.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

5. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote; valeur nominale de 100 $
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur; valeur nominale de 1 $
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société; valeur nominale de 1 $

Émis

	31 décembre 2003		**30 juin 2003**	
	Nombre	**$**	**Nombre**	**$**
Actions ordinaires de catégorie A	**9 600**	**960 000**	9 600	960 000
Actions ordinaires de catégorie B	**425**	**42 500**	425	42 500
Actions privilégiées de catégorie D	**4 634 000**	**4 634 000**	4 834 000	4 834 000
Total	**4 644 025**	**5 636 500**	4 844 025	5 836 500

Au cours de la période de six mois terminée le 31 décembre 2003, la société a racheté 2 600 000 actions de catégorie D au coût de 2 600 000 $ et émis 2 400 000 actions de catégorie D pour un produit de 2 400 000 $.

Au cours de la période de l'exercice terminé le 30 juin 2003, la société a racheté 1 500 000 actions de catégorie D au coût de 1 500 000 $ et émis 3 500 000 actions de catégorie D pour un produit de 3 500 000 $.

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours de la période de six mois terminée le 31 décembre 2003 et de l'exercice terminé le 30 juin 2003, aucun dividende n'a été déclaré.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

6. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2003 $	**2002** $
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 38,4 % (39,46 % en 2002)	**1 247 430**	386 349
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**5 470**	11 476
Divers	**4 016**	(15 766)
Charge d'impôts	**1 256 916**	382 059

Les passifs d'impôts futurs comprennent l'incidence fiscale des écarts temporaires suivants :

	31 décembre 2003 $	**30 juin 2003** $
Actifs d'impôts futurs		
Immobilisations admissibles cumulées	**(2 374)**	(2 177)
Économie liée aux pertes reportées en avant	**—**	(1 466)
Passifs d'impôts futurs		
Immobilisations	**1 785 492**	1 811 437
Passifs d'impôts futurs, montant net	**1 783 118**	1 807 794

7. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	**2002** $
Débiteurs	**(776 793)**	(1 295 387)
Travaux en cours	**(434 509)**	(450 615)
Montant à recevoir d'une société affiliée	**(250 000)**	—
Charges payées d'avance	**449 303**	122 580
Créditeurs et charges à payer	**(135 025)**	185 507
Impôts sur les bénéfices à recouvrer / à payer	**1 273 171**	455 794
Prime des gestionnaires actionnaires comptabilisée d'avance	**(4 000 000)**	(6 360 000)

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

31 décembre 2003

	(3 873 853)	(7 342 121)

Ces variations étaient liées aux activités suivantes :

	2003 $	**2002** $
Activités d'exploitation	**(3 729 353)**	(7 342 121)
Activités d'investissement	**(144 500)**	—
	(3 873 853)	(7 342 121)

Les impôts sur les bénéfices payés au cours de la période de six mois se sont établis à 8 420 $ (remboursement de 55 095 $ en 2002) et les intérêts versés au cours de l'exercice, à 2 276 $ (remboursement de 552 $ en 2002).

8. OPÉRATIONS ENTRE APPARENTÉS

Au cours de la période de six mois terminée le 31 décembre 2003, la société mère, Atlas Concrete Inc. («Atlas»), a imputé des honoraires de gestion de 75 000 $ (75 000 $ en 2002) à la société pour la prestation de services administratifs effectués en son nom. La société a également versé 902 $ (1 575 $ en 2002) au titre de dépenses de location de matériel à une société contrôlée par Atlas.

Ces frais ont été engagés dans le cadre des activités d'exploitation normales et ont été comptabilisés à leur juste valeur.

Le solde du montant à recevoir d'une société affiliée est lié à un billet en date du 15 décembre 2003 entre la société et Atlas, qui porte intérêt au taux préférentiel.

9. INSTRUMENTS FINANCIERS

a) Risque de crédit

La totalité des débiteurs au 31 décembre 2003 est représentée par cinq clients (98 % étaient représentés par cinq clients au 30 juin 2003).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit.

La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, le montant à recevoir d'une société affiliée, les créditeurs et les charges à payer, et les impôts sur les bénéfices à payer. La valeur comptable de ces instruments se rapproche de leur juste valeur.

10. ENGAGEMENTS

Le paiement minimal à verser en vertu d'un contrat de location à long terme de locaux à bureau, qui expire le 31 octobre 2004, est de 39 176 $.

États financiers

Arrow Drilling Inc.

30 juin 2003

RAPPORT DES VÉRIFICATEURS

Aux actionnaires de
Arrow Drilling Inc.

Nous avons vérifié les bilans d'**Arrow Drilling Inc.** aux 30 juin 2003 et 2002 et les états des résultats et des bénéfices non répartis ainsi que des flux de trésorerie des trois exercices terminés les 30 juin 2003, 2002 et 2001. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 30 juin 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les trois exercices terminés les 30 juin 2003, 2002 et 2001 selon les principes comptables généralement reconnus du Canada.

Ernst & Young s.r.l.

Calgary, Canada
Le 25 juillet 2003

Comptables agréés

Arrow Drilling Inc.

BILANS

Aux 30 juin

	2003 $	2002 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**3 741 120**	4 719 258
Débiteurs *[note 9]*	**2 681 469**	1 582 804
Travaux en cours	**176 336**	84 105
Charges payées d'avance	**171 884**	143 500
Impôts sur les bénéfices à recouvrer	**—**	58 126
	6 770 809	6 587 793
Appareils de forage et équipement *[note 3]*	**9 740 234**	9 767 777
	16 511 043	16 355 570
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**2 242 332**	1 724 576
Impôts sur les bénéfices à payer	**13 694**	—
Prime des gestionnaires actionnaires comptabilisée d'avance	**4 000 000**	6 360 000
	6 256 026	8 084 576
Impôts sur les bénéfices futurs *[note 6]*	**1 807 794**	2 086 914
Engagements *[note 10]*		
Capitaux propres		
Capital social *[note 5]*	**5 836 500**	3 836 500
Bénéfices non répartis	**2 610 723**	2 347 580
Total des capitaux propres	**8 447 223**	6 184 080
	16 511 043	16 355 570

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Exercices terminés les 30 juin

	2003 $	2002 $
Produits d'exploitation	**22 190 474**	25 116 656
Coût d'exploitation	**15 692 439**	16 265 062
Marge brute	**6 498 035**	8 851 594
Charges (produits)		
Charges administratives *[note 8]*	**1 229 264**	1 296 319
Amortissement	**1 323 034**	1 250 522
Intérêt	**(52 413)**	(93 834)
Gain net à la vente d'actifs	**(4 143)**	(16 234)
	2 495 742	2 436 773
Bénéfice avant la prime des gestionnaires actionnaires	**4 002 293**	6 414 821
Prime des gestionnaires actionnaires	**4 000 000**	6 360 000
Bénéfice avant la charge d'impôts	**2 293**	54 821
Charge d'impôts *[note 6]*		
Exigible	**18 270**	15 000
Future	**10 510**	60 510
	28 780	75 510
Perte nette de l'exercice	**(26 487)**	(20 689)
Bénéfices non répartis au début de l'exercice	**2 347 580**	2 368 269
Modification de la méthode de comptabilisation des impôts sur les bénéfices *[note 2]*	**289 630**	—
Bénéfices non répartis à la fin de l'exercice	**2 610 723**	2 347 580

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 30 juin

	2003 $	2002 $
Activités d'exploitation		
Perte nette de l'exercice	**(26 487)**	(20 689)
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**1 323 034**	1 250 522
(Gain) à la vente d'actifs	**(4 143)**	(16 234)
Impôts sur les bénéfices futurs	**10 510**	60 510
Flux de trésorerie liés à l'exploitation	**1 302 914**	1 274 109
Variation nette du fonds de roulement hors caisse *[note 7]*	**(2 552 237)**	1 415 027
Flux de trésorerie liés aux activités d'exploitation	**(1 249 323)**	2 689 136
Activités d'investissement		
Produit de la vente d'équipement	**71 500**	16 236
Acquisition d'équipement	**(1 362 848)**	(1 439 543)
Variation nette du fonds de roulement hors caisse *[note 7]*	**(437 467)**	68 860
Flux de trésorerie liés aux activités d'investissement	**(1 728 815)**	(1 354 447)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**3 500 000**	3 750 000
Rachat d'actions privilégiées de catégorie D	**(1 500 000)**	(3 750 000)
Produit de l'émission des actions ordinaires de catégorie B	**—**	8 500
Flux de trésorerie liés aux activités de financement	**2 000 000**	8 500
Augmentation (diminution) de l'encaisse	**(978 138)**	1 343 189
Encaisse et dépôts à court terme au début de l'exercice	**4 719 258**	3 376 069
Encaisse et dépôts à court terme à la fin de l'exercice	**3 741 120**	4 719 258

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous.

Produits d'exploitation

Les produits d'exploitation sont constatés en grande partie au fur et à mesure que les services sont rendus selon un pourcentage des travaux achevés établi d'après des taux quotidien, horaire ou normal convenus d'avance.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 30 juin 2003, est composé de dépôts à court terme de 2 583 350 $ dont les dates d'échéance s'échelonnent du 1er août 2003 au 1er octobre 2003 et dont le taux d'intérêt est de 3,05 % (4 231 957 $, assortis de taux d'intérêt variant de 2,20 % à 2,50 % en 2002).

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers consolidés et les montants déclarés des produits et des charges au cours de l'exercice visé. Les résultats réels peuvent être différents de ces estimations.

2. MODIFICATION DE CONVENTION COMPTABLE

Impôts sur les bénéfices

En date du 1er juillet 2002, la société a adopté rétroactivement, sans retraitement, la méthode du passif fiscal à l'égard des impôts sur les bénéfices, comme le recommande l'Institut Canadien des Comptables Agréés. En vertu de la méthode du passif fiscal, la société comptabilise les impôts sur les bénéfices futurs en tenant compte de l'incidence de tout écart entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif comptabilisé selon les taux d'imposition et les lois pratiquement en vigueur qui seront en vigueur lorsque les écarts sont censés se résorber. Par conséquent, au 1er juillet 2002, la société a enregistré un rajustement de 289 630 $ à l'égard des bénéfices non répartis et des impôts sur les bénéfices futurs, autrefois le passif d'impôts reportés.

Avant le 1er juillet 2002, la société suivait la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices était établie en fonction des résultats présentés dans les comptes. Selon cette méthode, une provision était constituée pour la totalité des impôts reportés découlant des écarts temporaires entre le bénéfice comptable et le bénéfice imposable.

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2003		
	Coût $	Amortissement cumulé $	Valeur comptable nette $
Appareils de forage et équipement	16 840 202	7 147 341	9 692 861
Véhicules	160 715	141 878	18 837
Matériel informatique	75 849	47 315	28 534
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	17 109 630	7 369 396	9 740 234

	2002		
	Coût $	Amortissement cumulé $	Valeur comptable nette $
Appareils de forage et équipement	15 633 297	5 979 826	9 653 471
Véhicules	182 172	114 249	67 923
Matériel informatique	83 016	36 635	46 381
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1
	15 931 349	6 163 572	9 767 777

4. LIGNE DE CRÉDIT DISPONIBLE

La société a une ligne de crédit d'exploitation à vue de 1 000 000 $ (1 500 000 $ en 2002) portant intérêt au taux préférentiel. Aux 30 juin 2003 et 2002, aucun montant n'avait été prélevé sur cette ligne de crédit. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société doit respecter certaines clauses restrictives à caractère financier et non financier.

5. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote; valeur nominale de 100 $
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur; valeur nominale de 1 $
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société; valeur nominale de 1 $

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

Émis

	2003		2002	
	Nombre	**$**	**Nombre**	**$**
Actions ordinaires de catégorie A	**9 600**	**960 000**	9 600	960 000
Actions ordinaires de catégorie B	**425**	**42 500**	425	42 500
Actions privilégiées de catégorie D	**4 834 000**	**4 834 000**	2 834 000	2 834 000
Total	**4 844 025**	**5 836 500**	2 844 025	3 836 500

Au cours de l'exercice terminé le 30 juin 2003, la société a racheté 1 500 000 actions de catégorie D au coût de 1 500 000 $ et émis 3 500 000 actions de catégorie D pour un produit de 3 500 000 $.

Au cours de l'exercice terminé le 30 juin 2002, la société avait racheté 3 750 000 actions de catégorie D au coût de 3 750 000 $ et émis 3 750 000 actions de catégorie D pour un produit de 3 750 000 $. En outre, au cours de l'exercice terminé le 30 juin 2002, la société avait émis 85 actions ordinaires de catégorie B pour un produit de 8 500 $.

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours des exercices terminés les 30 juin 2003 et 2002, aucun dividende n'a été déclaré.

6. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2003 $	2002 $
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 39,46 % (42,28 % en 2002)	**905**	23 178
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**25 337**	36 679
Divers	**2 538**	15 653
Charge d'impôts	**28 780**	75 510

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

Les passifs d'impôts futurs, au 30 juin 2003, comprennent l'incidence fiscale des écarts temporaires suivants :

	2003 $	2002 $
Actifs d'impôts futurs		
Immobilisations admissibles cumulées	**(2 177)**	—
Économie liée aux pertes reportées en avant	**(1 466)**	—
Passifs d'impôts futurs		
Immobilisations	**1 811 437**	2 086 914
Passifs d'impôts futurs, montant net	**1 807 794**	2 086 914

7. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	2002 $
Débiteurs	**(1 098 665)**	2 451618
Travaux en cours	**(92 231)**	(8 321)
Charges payées d'avance	**(28 384)**	(59 947)
Créditeurs et charges à payer	**517 756**	(514 658)
Impôts sur les bénéfices à recouvrer / à payer	**71 820**	(144 805)
Prime des gestionnaires actionnaires comptabilisée d'avance	**(2 360 000)**	(240 000)
	(2 989 704)	1 483 887

Ces variations étaient liées aux activités suivantes :

	2003 $	2002 $
Activités d'exploitation	**(2 552 237)**	1 415 027
Activités d'investissement	**(437 467)**	68 860
	(2 989 704)	1 483 887

Les impôts sur les bénéfices payés au cours de l'exercice se sont établis à 2 353 $ (86 680 $ en 2002) et les intérêts versés au cours de l'exercice, à 1 855 $ (néant en 2002).

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2003

8. OPÉRATIONS ENTRE APPARENTÉS

Au cours de l'exercice, la société mère, Atlas Concrete Inc. («Atlas»), a imputé des honoraires de gestion de 150 000 $ (150 000 $ en 2002) à la société pour la prestation de services administratifs effectués en son nom. La société a également versé 29 774 $ (13 191 $ en 2002) au titre de dépenses de location de matériel à une société contrôlée par Atlas.

Ces frais ont été engagés dans le cadre des activités d'exploitation normales et ont été comptabilisés à leur juste valeur.

9. INSTRUMENTS FINANCIERS

a) Risque de crédit

Environ 98 % des débiteurs au 30 juin 2003 étaient représentés par cinq clients (97 % des débiteurs étaient représentés par trois clients en 2002).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, les créditeurs, les impôts sur les bénéfices à payer / à recouvrer, et la prime des gestionnaires actionnaires comptabilisée d'avance. La valeur comptable de ces instruments se rapproche de leur juste valeur.

10. ENGAGEMENTS

Les paiements minimaux à verser en vertu d'un contrat de location à long terme de locaux à bureau sont comme suit :

	$
2004	47 012
2005	39 176
	86 188

11. FAIT POSTÉRIEUR À LA DATE DU BILAN

Après le 30 juin 2003, la société a adopté une résolution prévoyant le rachat de 1,1 million d'actions privilégiées de catégorie D à 1 $ l'action.

États financiers

Arrow Drilling Inc.

30 juin 2002

Arrow Drilling Inc.

BILANS

Aux 30 juin

	2002 $	2001 $
ACTIF		
Actif à court terme		
Encaisse et dépôts à court terme	**4 719 258**	3 376 069
Débiteurs	**1 582 804**	4 034 422
Travaux en cours	**84 105**	75 784
Charges payées d'avance	**143 500**	83 553
Impôts sur les bénéfices à recouvrer	**58 126**	—
Total de l'actif à court terme	6 587 793	7 569 828
Appareils de forage et équipement *[note 2]*	9 767 777	9 578 758
	16 355 570	17 148 586
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer	**1 724 576**	2 239 234
Impôts sur les bénéfices à payer	**—**	86 679
Prime des gestionnaires actionnaires comptabilisée d'avance	**6 360 000**	6 600 000
Total des passifs à court terme	**8 084 576**	8 925 913
Impôts sur les bénéfices reportés	**2 086 914**	2 026 404
Engagements *[note 9]*		
Capitaux propres		
Capital social *[note 4]*	**3 836 500**	3 828 000
Bénéfices non répartis	**2 347 580**	2 368 269
Total des capitaux propres	**6 184 080**	6 196 269
	16 355 570	17 148 586

Voir les notes afférentes aux états financiers.

Au nom du conseil d'administration,

(signé) «Gerald A. Berkhold»
Administrateur

(signé) «William P. Semnovitch»
Administrateur

Arrow Drilling Inc.

ÉTATS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Exercices terminés les 30 juin

	2002 $	2001 $
Produits d'exploitation	**25 116 656**	26 328 151
Coût d'exploitation	**16 265 062**	17 084 127
Marge brute	**8 851 594**	9 244 024
Charges (produits)		
Charges administratives *[note 7]*	**1 296 319**	1 277 008
Amortissement	**1 250 522**	1 112 640
Intérêt	**(93 834)**	(127 573)
Gain net à la vente d'actifs	**(16 234)**	(15 788)
	2 436 773	2 246 287
Bénéfice avant la prime des gestionnaires actionnaires	**6 414 821**	6 997 737
Prime des gestionnaires actionnaires	**6 360 000**	6 600 000
Bénéfice avant la charge d'impôts	**54 821**	397 737
Charge d'impôts *[note 5]*		
Exigible	**15 000**	81 313
Reportée	**60 510**	106 696
	75 510	188 009
(Perte nette) bénéfice net de l'exercice	**(20 689)**	209 728
Bénéfices non répartis au début de l'exercice	**2 368 269**	2 419 791
Dividendes déclarés sur les actions ordinaires de catégorie A	**—**	(261 250)
Bénéfices non répartis à la fin de l'exercice	**2 347 580**	2 368 269

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

ÉTATS DES FLUX DE TRÉSORERIE

Exercices terminés les 30 juin

	2002 $	2001 $
Activités d'exploitation		
(Perte nette) bénéfice net de l'exercice	**(20 689)**	209 728
Ajouter (déduire) les éléments sans effet sur la trésorerie :		
Amortissement	**1 250 522**	1 112 640
Gain à la vente d'actifs	**(16 234)**	(15 788)
Impôts sur les bénéfices reportés	**60 510**	106 696
Flux de trésorerie liés à l'exploitation	**1 274 109**	1 413 276
Variation nette du fonds de roulement hors caisse *[note 6]*	**1 415 027**	682 175
Flux de trésorerie liés aux activités d'exploitation	**2 689 136**	2 095 451
Activités d'investissement		
Produit de la vente d'équipement	**16 236**	193 465
Acquisition d'équipement	**(1 370 683)**	(1 675 125)
Vente de placement	—	261 250
Flux de trésorerie liés aux activités d'investissement	**(1 354 447)**	(1 220 410)
Activités de financement		
Produit de l'émission d'actions privilégiées de catégorie D	**3 750 000**	2 100 000
Rachat d'actions privilégiées de catégorie D	**(3 750 000)**	(2 250 000)
Dividendes déclarés sur les actions ordinaires de catégorie A	—	(261 250)
Produit de l'émission des actions ordinaires de catégorie B	**8 500**	34 000
Flux de trésorerie liés aux activités de financement	**8 500**	(377 250)
Augmentation de l'encaisse	**1 343 189**	497 791
Encaisse et dépôts à court terme au début de l'exercice	**3 376 069**	2 878 278
Encaisse et dépôts à court terme à la fin de l'exercice	**4 719 258**	3 376 069

Voir les notes afférentes aux états financiers.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Arrow Drilling Inc. (la «société») est une société privée constituée le 16 décembre 1994 en vertu de la *Business Corporations Act* de l'Alberta, qui a lancé ses activités d'exploitation en mars 1995. La principale activité de l'entreprise consiste en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien.

Les états financiers de la société ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. Étant donné que la détermination de nombreux actifs et passifs est fonction d'événements futurs, la préparation d'états financiers périodiques comprend nécessairement l'utilisation d'estimations et d'approximations. De l'avis de la direction, les présents états financiers ont été préparés convenablement en respectant un seuil d'importance relative raisonnable et à la lumière des conventions comptables décrites ci-dessous.

Produits d'exploitation

Les produits d'exploitation sont constatés en grande partie au fur et à mesure que les services sont rendus selon un pourcentage des travaux achevés établi d'après des taux quotidien, horaire ou normal convenus d'avance.

Encaisse et dépôts à court terme

Les dépôts à court terme consistent en des dépôts à terme qui sont facilement convertibles en espèces. Le total de l'encaisse et des dépôts à court terme, au 30 juin, est composé de dépôts à court terme de 4 231 957 $ dont les dates d'échéance s'échelonnent du 3 juillet 2002 au 17 septembre 2002 et dont le taux d'intérêt varie de 2,20 % à 2,50 % (3 185 040 $, assortis de taux d'intérêt variant de 4,00 % à 4,25 % en 2001).

Travaux en cours

Les travaux en cours représentent le temps et les services non facturés et sont constatés à la valeur de réalisation nette estimative.

Appareils de forage et équipement

Les appareils de forage et l'équipement sont comptabilisés au coût. L'amortissement est établi selon la méthode de l'amortissement linéaire à des taux calculés de façon à amortir le coût des actifs sur leur durée de vie utile estimative comme suit :

Appareils de forage et équipement	12 ans
Véhicules et matériel informatique	3 ans
Améliorations locatives et matériel de bureau	5 ans

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

Impôts sur les bénéfices

La société suit la méthode du report d'impôt fixe selon laquelle la provision pour impôts sur les bénéfices est établie en fonction des résultats présentés dans les comptes. Selon cette méthode, la société constitue une provision pour la totalité des impôts reportés étant donné qu'elle se prévaut d'allocations du coût en capital qui dépassent les montants prévus pour l'amortissement dans les comptes.

Régime d'options sur actions

La société possède un régime d'options sur actions qui est décrit à la note 4. Aucune charge de rémunération n'est constatée pour ce régime lorsque des options sur actions sont attribuées aux employés. Toute contrepartie versée par les employés à l'exercice des options sur actions ou à l'achat d'actions est créditée au capital social.

2. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2002		
	Coût **$**	**Amortissement cumulé** **$**	**Valeur comptable nette** **$**
Appareils de forage et équipement	**15 633 297**	**5 979 826**	**9 653 471**
Véhicules	**182 172**	**114 249**	**67 923**
Matériel informatique	**83 016**	**36 635**	**46 381**
Matériel de bureau	**26 324**	**26 323**	**1**
Améliorations locatives	**6 540**	**6 539**	**1**
	15 931 349	**6 163 572**	**9 767 777**

	2001		
	Coût **$**	**Amortissement cumulé** **$**	**Valeur comptable nette** **$**
Appareils de forage et équipement	14 598 043	5 118 582	9 479 461
Véhicules	167 035	110 842	56 193
Matériel informatique	81 575	38 473	43 102
Matériel de bureau	26 324	26 323	1
Améliorations locatives	6 540	6 539	1

	14 879 517	5 300 759	9 578 758

3. LIGNE DE CRÉDIT DISPONIBLE

La société a une ligne de crédit d'exploitation à vue de 1 500 000 $ portant intérêt au taux préférentiel. Aux 30 juin 2002 et 2001, aucun montant n'avait été prélevé sur cette ligne de crédit. L'emprunt en vertu de la ligne de crédit est garanti par une cession de créances générale et un contrat de garantie général. Selon les modalités de la facilité, la société doit respecter certaines clauses restrictives à caractère financier et non financier.

4. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires de catégorie A avec droit de vote; valeur nominale de 100 $
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote, rachetables au gré de la société et au gré du détenteur
Nombre illimité d'actions privilégiées de catégorie D sans droit de vote, rachetables au gré de la société

Émis

	2002		2001	
	Nombre	$	Nombre	$
Catégorie A	**9 600**	**960 000**	9 600	960 000
Catégorie B	**425**	**42 500**	340	34 000
Catégorie D	**2 834 000**	**2 834 000**	2 834 000	2 834 000
Total	**2 844 025**	**3 836 500**	2 843 940	3 828 000

Au cours de l'exercice terminé le 30 juin 2002, la société a racheté 3 750 000 actions de catégorie D au coût de 3 750 000 $ et émis 3 750 000 actions de catégorie D pour un produit de 3 750 000 $. En outre, au cours de l'exercice terminé le 30 juin 2002, la société a émis 85 actions ordinaires de catégorie B pour un produit de 8 500 $.

Au cours de l'exercice terminé le 30 juin 2001, la société avait racheté 2 250 000 actions de catégorie D au coût de 2 250 000 $ et émis 2 100 000 actions de catégorie D pour un produit de 2 100 000 $. En outre, au cours de l'exercice terminé le 30 juin 2001, la société avait émis 340 actions ordinaires de catégorie B pour un produit de 34 000 $.

Arrow Drilling Inc.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

Les détenteurs d'actions privilégiées de catégorie D ont le droit de recevoir des dividendes à un taux établi par les administrateurs de la société. Au cours de l'exercice terminé le 30 juin 2002, aucun dividende n'a été déclaré.

Options sur actions

La société a un régime d'options sur actions à l'intention de la haute direction. Selon les modalités du régime, les détenteurs d'options peuvent acheter des actions au prix de 100 $ l'action pendant une période de cinq ans à compter de la date à laquelle les options sont acquises.

Aucune option n'était en cours pendant l'exercice terminé le 30 juin 2002.

5. IMPÔTS SUR LES BÉNÉFICES

La provision pour impôts sur les bénéfices diffère de celle qui aurait été obtenue si le taux combiné des impôts des sociétés fédéral et provincial canadiens avait été appliqué en raison des éléments suivants.

	2002 $	2001 $
Charge d'impôts établie selon le taux combiné des impôts des sociétés fédéral et provincial canadiens de 42,28 % (43,62 % en 2001)	**23 178**	173 493
Variation de la charge fiscale découlant des éléments suivants :		
Charges non déductibles	**36 679**	14 167
Gain en capital à la vente d'actifs	**—**	70 072
Divers	**15 653**	(69 723)
Charge d'impôts	**75 510**	188 009

6. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2002 $	2001 $
Débiteurs	**2 451 618**	(1 998 851)
Travaux en cours	**(8 321)**	(22 146)
Charges payées d'avance	**(59 947)**	(41 884)
Créditeurs et charges à payer	**(514 658)**	210 460
Impôts sur les bénéfices à recouvrer / à payer	**(144 805)**	65 925
Prime des gestionnaires actionnaires comptabilisée d'avance	**(240 000)**	2 589 046
	1 483 887	802 550

Ces variations étaient liées aux activités suivantes :

	2002 $	2001 $
Activités d'exploitation	**1 415 027**	682 175
Activités d'investissement	**68 860**	120 375
	1 483 887	802 550

Les impôts sur les bénéfices payés au cours de l'exercice se sont établis à 86 680 $ (52 614 $ en 2001).

7. OPÉRATIONS ENTRE APPARENTÉS

Au cours de l'exercice, la société mère a imputé des honoraires de gestion de 150 000 $ (150 000 $ en 2001) à la société pour la prestation de services administratifs effectués en son nom.

8. INSTRUMENTS FINANCIERS

a) Risque de crédit

Environ 97 % des débiteurs au 30 juin 2002 étaient représentés par trois clients (99 %, en 2001).

Les produits d'exploitation de la société proviennent de clients du secteur du gaz et du pétrole, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse et les dépôts à court terme, les débiteurs, les charges payées d'avance, les créditeurs, et la prime des gestionnaires actionnaires comptabilisée d'avance. La valeur comptable de ces instruments se rapproche de leur juste valeur.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS

30 juin 2002

9. ENGAGEMENTS

Les paiements minimaux à verser en vertu d'un contrat de location à long terme de locaux à bureau sont comme suit :

	$
2003	39 947
2004	39 947
2005	13 316
	93 210

ÉTATS FINANCIERS DE BEAR DRILLING LTD.

1. États financiers de Bear Drilling Ltd. au 30 avril 2003

Bear Drilling Ltd.

États financiers
30 avril 2003

Index des états financiers

BEAR DRILLING LTD.
30 avril 2003

numéro de page

2900 Bell Tower
10104-103 Avenue
Edmonton, Alberta
T5J 0H8
Tel: 780.424.3000
Fax: 780.429.4817
www.krpgroup.com

KRP LLP
KINGSTON•ROSS•PASNAK

An independent member firm of


Le 10 juillet 2003

Edmonton (Alberta)

Rapport des vérificateurs

Aux actionnaires de Bear Drilling Ltd.

Nous avons vérifié les bilans de **Bear Drilling Ltd.** aux 30 avril 2003, 2002 et 2001 et les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 30 avril 2003, 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.



Kingston Ross Pasnak LLP
Comptables agréés

BEAR DRILLING LTD.
Résultats et bénéfices non répartis
Exercice terminé le 30 avril 2003

	2003	Chiffres ajustés (note 2 2002	Chiffres ajustés (note 2 2001
PRODUITS	**18 600 645 $**	**18 317 805 $**	**13 751 209 $**
CHARGES			
Charges d'exploitation	12 115 527	11 592 337	8 403 517
Amortissement	2 171 587	1 678 548	1 302 348
Frais généraux et frais d'administration	1 078 079	2 254 073	1 220 683
Intérêts sur la dette à long terme	573 904	599 937	481 583
Autres intérêts débiteurs	126 464	32 055	95 144
	16 065 561	16 156 950	11 503 275
BÉNÉFICE D'EXPLOITATION	2 535 084	2 160 855	2 247 934
AUTRES PRODUITS			
Gain à la cession de matériel	224 693	6 136	8 000
BÉNÉFICE AVANT IMPÔTS SUR LES BÉNÉFICES	2 759 777	2 166 991	2 255 934
IMPÔTS SUR LES BÉNÉFICES			
Impôts exigibles	91 764	17 468	14 167
Impôts futurs	836 289	707 629	981 906
	928 053	725 097	996 073
BÉNÉFICE NET	**1 831 724**	**1 441 894**	**1 259 861**
BÉNÉFICES NON RÉPARTIS, MONTANT DÉJÀ ÉTABLI	4 635 140	3 193 246	1 917 439
AJUSTEMENT LIÉ À L'EXERCICE PRÉCÉDENT (NOTE 2)	-	-	15 946
BÉNÉFICES NON RÉPARTIS À LA FIN DE L'EXERCICE	**6 466 864 $**	**4 635 140 $**	**3 193 246 $**

BEAR DRILLING LTD.
Bilan
30 avril 2003

	2003	Chiffres ajustés (note 2) 2002	Chiffres ajustés (note 2) 2001
ACTIF			
ACTIF À COURT TERME			
Encaisse	- $	- $	223 283 $
Comptes débiteurs	8 902 280	4 852 448	3 980 889
Montant à recevoir d'apparentés (note 3)	2 441	2 600	891
Charges payées d'avance	188 281	127 563	21 550
	9 093 002	4 982 611	4 226 613
IMMOBILISATIONS (note 4)	25 875 836	19 845 704	15 864 659
	34 968 838 $	**24 828 315 $**	**20 091 272 $**
PASSIF ET CAPITAUX PROPRES			
PASSIF À COURT TERME			
Dette bancaire (note 5)	2 709 375 $	358 012 $	- $
Comptes créditeurs et charges à payer (note 6)	3 358 222	1 718 541	2 541 687
Montant à payer à des apparentés (note 3)	974 652	1 849 521	1 211 323
Impôts sur les bénéfices à payer	13 320	5 908	11 614
Salaires à payer	216 250	510 000	156 000
Partie à court terme de la dette à long terme	55 422	53 795	2 061 962
Avances d'apparentés (note 7)	933 300	285 480	-
Emprunts bancaires (note 8)	13 422 253	2 876 242	-
Prêts d'actionnaires (note 9)	2 601 934	2 556 954	1 955 834
	24 284 728	10 214 453	7 938 420
DETTE À LONG TERME (note 10)	104 025	-	-
EMPRUNTS BANCAIRES (note 8)	-	6 701 791	6 390 303
IMPÔTS SUR LES BÉNÉFICES FUTURS	4 113 120	3 276 830	2 569 202
	28 501 873	20 193 074	16 897 925
CAPITAL-ACTIONS			
Autorisé (note 11)			
Émis :			
100 actions de catégorie A comportant droit de vote	100	100	100
1 action privilégiée de catégorie B, à dividendes non cumulatifs, comportant droit de vote, rachetable à 1 $	1	1	1
BÉNÉFICES NON RÉPARTIS	6 466 864	4 635 140	3 193 246
	6 466 965	4 635 241	3 193 347
	34 968 838 $	**24 828 315 $**	**20 091 272 $**

APPROUVÉ PAR LE CONSEIL,

« Allan Sawin », administrateur

« Adrian LaChance », administrateur

BEAR DRILLING INC.
Flux de trésorerie
30 avril 2003

	2003	2002	2001
ACTIVITÉS D'EXPLOITATION			
Encaissements de clients	14 549 539 $	17 441 888 $	12 143 018 $
Montants en espèces payés à des fournisseurs et à des employés	(12 863 231)	(13 783 371)	(6 619 698)
Intérêts créditeurs	1 433	2 648	625
Intérêts débiteurs	(700 368)	(631 992)	(576 727)
Impôts sur les bénéfices payés	(4 381)	(23 174)	(3 018)
	982 992	3 005 999	4 944 200
ACTIVITÉS D'INVESTISSEMENT			
Nouvelles immobilisations	(8 581 651)	(5 711 957)	(8 204 508)
Produit de la cession d'immobilisations	604 625	58 500	33 000
	(7 977 026)	(5 653 457)	(8 171 508)
ACTIVITÉS DE FINANCEMENT			
Avances d'apparentés	96 220	837 080	(585 186)
Produit des emprunts bancaires	7 059 447	3 613 263	5 500 000
Remboursements d'emprunts bancaires	(3 109 576)	(2 433 700)	(1 221 355)
Avances d'actionnaires	596 580	49 520	-
	4 642 671	2 066 163	3 693 459
AUGMENTATION (DIMINUTION) NETTE DE L'ENCAISSE	(2 351 363)	(581 295)	466 151
ENCAISSE (INSUFFISANCE DE TRÉSORERIE) AU DÉBUT DE L'EXERCICE	(358 012)	223 283	(242 868)
ENCAISSE (INSUFFISANCE DE TRÉSORERIE) À LA FIN DE L'EXERCICE	**(2 709 375) $**	**(358 012) $**	**223 283 $**

Note 1
Principales conventions comptables

Les principales conventions comptables observées dans la préparation des états financiers sont résumées plus bas. Ces conventions sont conformes aux principes comptables généralement reconnus du Canada.

Généralités
La société est constituée en vertu de la *Business Corporations Act* (Alberta) et exerce ses activités dans le domaine du forage et de l'entretien de puits de pétrole.

Immobilisations

Les immobilisations sont inscrites au coût. La société amortit ses immobilisations selon les méthodes et aux taux annuels suivants :

	Méthodes	Taux
Installations et matériel de forage	Méthode de l'amortissement linéaire	15 ans
Matériel de bureau et matériel roulant	Méthode de l'amortissement dégressif	20 %
Matériel automobile	Méthode de l'amortissement dégressif	30 %
Matériel informatique	Méthode de l'amortissement dégressif	30 %

Impôts sur les bénéfices futurs

La société utilise la méthode des impôts futurs pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, les passifs d'impôts et les actifs d'impôts futurs sont mesurés en fonction des écarts temporaires entre la valeur comptable des actifs et des passifs et leur valeur fiscale. La charge (économie) d'impôts futurs est calculée en fonction de la variation des actifs et des passifs d'impôts futurs durant l'exercice. L'incidence d'une modification des taux d'imposition et des lois fiscales est portée aux résultats dans la période au cours de laquelle la modification a lieu. Le solde des impôts sur les bénéfices futurs provient de la déduction pour amortissement réclamée à des fins fiscales en excédent de l'amortissement déduit du résultat comptable.

État des flux de trésorerie
La société présente ses flux de trésorerie selon la méthode directe.

Instruments financiers

Les instruments financiers de la société sont constitués des comptes débiteurs, de la dette bancaire, des comptes créditeurs, des montant à recevoir d'apparentés, des montants à payer à des apparentés, des prêts d'actionnaires et de la dette à long terme. À moins d'indication contraire, selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants liés à ces instruments financiers. Sauf indication contraire, la juste valeur de ces instruments financiers correspond approximativement à leur valeur comptable.

Incertitudes des mesures
La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif, les informations à fournir sur les éventualités à la date des états financiers et les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Note 2
Changement de conventions comptables

En 2003, la société a modifié de manière prospective le classement de son emprunt de capital à vue comme l'exige l'ICCA selon le CPN-122, « Classement dans le bilan des dettes remboursables à la demande du créancier et des dettes devant vraisemblablement être refinancées ». Selon cette nouvelle norme, le classement des dettes remboursables à la demande à titre de passif à court terme reflète le droit du créancier d'exiger le remboursement de la dette peu importe le calendrier de remboursement et le respect des clauses restrictives du contrat de prêt. Au 30 avril 2003, la société respectait les modalités de ses facilités de crédit.

Bien que l'emprunt bancaire à vue soit classé dans le bilan à titre de passif à court terme, puisqu'il est remboursable à vue, il est assujetti à des modalités de remboursement se prolongeant au-delà de l'exercice écoulé, comme il est mentionné dans la note 8. De plus, les montants à payer à des apparentés mentionnées dans la note 7 ont été retraités comme passif à court terme.

À compter du 1er mai 2002, la société a adopté la nouvelle recommandation de l'ICCA relativement à la comptabilisation des impôts sur les bénéfices au moyen de la méthode axée sur le bilan. La nouvelle méthode a été appliquée rétroactivement en retraitant les états financiers de 2002 et 2001. Pour 2002 et 2001, la société a suivi la méthode du report d'impôts fixe pour tenir compte de l'incidence fiscale sur les écarts temporaires entre le bénéfice imposable et le résultat inscrit dans les états financiers. La modification a été appliquée rétroactivement avec retraitement, ce qui a entraîné une augmentation cumulative de 15 946 $ du solde d'ouverture des bénéfices non répartis pour 2001, une hausse de 37 727 $ du bénéfice net pour 2001 et une diminution correspondante de 53 673 $ du passif, liée au passage de la méthode du report d'impôts fixe à la méthode axée sur le bilan. En 2002, le bénéfice net s'est accru de 191 371 $ avec une diminution correspondante du passif liée au passage de la méthode du report d'impôts fixe à la méthode axée sur le bilan.

Note 3
Montants à recevoir d'apparentés

Les montants compris dans les montants à recevoir d'apparentés surviennent dans le cours normal des activités. Ils sont assujettis aux mêmes modalités que d'autres créances de tiers.

Note 4
Immobilisations

			2003	2002	2001
	Coût	Amortissement cumulé	Valeur comptable nette	Valeur comptable nette	Valeur comptable nette
Installations et matériel de forage	33 043 363 $	7 188 025 $	25 855 338 $	19 827 253 $	15 846 460 $
Matériel de bureau et matériel roulant	15 235	7 573	7 662	6 320	5 136
Matériel automobile	7 979	6 063	1 916	2 737	3 910
Matériel informatique	27 537	16 617	10 920	9 394	9 153
	33 094 114 $	**7 218 278 $**	**25 875 836 $**	**19 845 704 $**	**15 864 659 $**

L'amortissement de l'exercice écoulé s'est élevé à 2 171 587 $ (1 678 548 en 2002, 1 302 340 $ en 2001).

Note 5
Dette bancaire

	2003		2002		2001	
Compte courant, chèques libellés en excédent du solde bancaire	779 375	$	308 0152	$	-	$
Emprunt d'exploitation	1 930 000		50 000		-	
	2 709 375	**$**	**358 012**	**$**	**-**	**$**

L'emprunt d'exploitation est remboursable à vue et porte intérêt au taux préférentiel, majoré de 0,25 %. Il est garanti par un contrat de garantie générale assorti d'une charge fixe sur les installations de forage, d'une subordination de réclamation par des apparentés précis ainsi que d'une cession de l'assurance.

Note 6
Comptes créditeurs

Les comptes créditeurs comprennent la somme de 1 265 736 $ (1 926 $ en 2002) à payer à des fournisseurs qui ont enregistré un contrat de garantie générale grevant du matériel de fortage précis. Les paiements à date fixe réduiront ce solde à néant en décembre 2003, auquel moment la société sera en mesure de se libérer des charges grevant son actif.

Note 7
Avances d'un apparenté

	2003		2002		2001	
Avances d'un apparenté						
Embee Consulting Ltd., ne portant pas intérêt	**933 300**	**$**	**285 480**	**$**	**-**	**$**

Embee Consulting Ltd. est une société apparentée par l'entremise d'actionnaires communs. Les avances ne sont pas garanties, sont remboursables à vue et ne comportent aucune modalité de remboursement fixe.

Note 8
Emprunts bancaires

	2003		2002		2001	
Emprunt bancaire, émission nº 1, versements mensuels confondus de 80 100 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en mai 2005	1 452 886	$	2 313 988	$	3 126 849	$
Emprunt bancaire, émission nº 2, versements mensuels confondus de 110 900 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en février 2006	3 116 925		4 265 477		5 325 416	
Emprunt bancaire, émission nº 3, versements mensuels confondus de 60 000 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en décembre 2006	1 361 685		1 988 568		-	
Emprunt bancaire, émission nº 4, versements mensuels confondus de 23 500 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en mai 2006	762 862		1 000 000		-	
Emprunt bancaire, émission nº 5, versements mensuels confondus de 26 500 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en décembre 2007	1 318 707		-		-	
Emprunt bancaire, émission nº 1, versements mensuels confondus de 106 350 $, intérêt au taux préférentiel majoré de 0,5 %, échéant en avril 2007	5 409 188		-		-	
	13 422 253		9 578 033		8 452 265	
Montants du capital inclus dans le passif à court terme	13 422 253		2 876 242		2 061 962	
	-	**$**	**6 701 791**	**$**	**6 390 303**	**$**

La dette est garantie par un contrat de garantie générale assorti d'une charge fixe sur les installations de forage, d'une subordination de réclamation par des apparentés précis ainsi que d'une cession de l'assurance.

Les remboursements du capital à date fixe aux cours des exercices futurs sont les suivants :

2004	4 888 200	$
2005	4 090 488	
2006	2 330 621	
2007	1 480 172	
2008	632 772	
	13 422 253	**$**

Note 9
Prêts d'actionnaires

	2003		2002		2001	
Billet portant intérêt au taux préférentiel majoré de 1 %	1 770 834	$	1 770 834	$	1 770 834	$
Avances ne portant pas intérêt	831 100		234 520		185 000	
Avances, intérêt au taux préférentiel	-		551 600		-	
	2 601 934	**$**	**2 556 954**	**$**	**1 955 834**	**$**

Les avances sont remboursables à vue et ne comportent aucune modalité de remboursement fixe. Un des actionnaires a garanti son prêt pour 2 160 834 $ au moyen d'un contrat de garantie générale.

Note 10
Dette à long terme

	2003		2002		2001	
Contrat de prêt remboursable par versements mensuels de 4 802 $ incluant les intérêts. Les frais de finance totaux sur le contrat de 36 mois sont égaux à 4 579 $. Le capital est remboursable en février 2006 et est garanti par du matériel ayant une valeur comptable de 184 800 $	159 447	$	53 795	$	-	$
Les montants du capital compris dans le passif à court terme	55 422		53 795		-	
	104 025	**$**	**-**	**$**	**-**	**$**

Montants du capital remboursables dans les exercices futurs sont les suivants :

2004	55 422	$
2005	56 278	
2006	47 747	
	159 447	**$**

Note 11
Capital-actions

Autorisé
- 20 000 actions ordinaires de catégorie A comportant droit de vote
- Nombre illimité d'actions privilégiées de catégorie B, comportant droit de vote, rachetables, et assorties d'un dividende non cumulatif
- Nombre illimité d'actions privilégiées de catégorie H sans droit de vote, rachetables et assorties d'un dividende cumulatif

Note 12
Opérations entre apparentés

	2003		2002		2001	
Les éléments suivants sont inclus dans les états financiers :						
Frais engagés par les apparentés :						
Supplies, inclus dans les charges d'exploitation	945 138	$	819 531	$	323 140	$
Location de matériel, inclus dans les charges d'exploitation	724 159	$	809 073	$	295 634	$
Location de bureau et d'atelier, inclus dans les charges d'exploitation	10 272	$	-	$	-	$
Intérêts, inclus dans les intérêts sur la dette à long terme	96 911	$	135 081	$	147 101	$
Intérêts, compris dans les autres intérêts débiteurs	-	$	30 483	$	38 436	$
Frais de gestion, inclus dans les frais généraux et frais d'administration	1 001 356	$	1 578 500	$	1 008 800	$
Immobilisations acquises auprès d'apparentés	115 880	$	23 864	$	271 591	$
Immobilisations vendues à des apparentés	475 000	$	-	$	-	$

Toutes les opérations sont conclues avec des sociétés apparentées par l'entremise d'actionnaires communs, à l'exception des intérêts inclus dans Intérêts sur la dette à long terme, lesquels ont été imputés par un actionnaire. Les opérations susmentionnées se sont déroulées dans le cours normal des activités et sont inscrites au montant de l'échange.

Note 13
Impôts sur les bénéfices

Rapprochement de la charge d'impôts
La société est assujettie aux impôts des sociétés à un taux d'imposition combiné fédéral et provincial d'environ 38,42 % (40,92 % en 2002 et 44,12 % en 2001) sur ses bénéfices imposables. La charge d'impôts de l'exercice découlant des écarts entre le résultat comptable et le bénéfice imposable est la suivante :

	2003		2002		2001	
Charge fiscale anticipée basée sur le taux combiné fédéral et provincial	1 059 754	$	886 299	$	995 318	$
Incidence des écarts suivants entre le résultat comptable et le bénéfice imposable :						
Excédent de la déduction pour amortissement sur l'amortissement	(995 903)		(892 296)		(550 348)	
Gains comptables à la cession d'immobilisations	(63 163)		(1 874)		(1 178)	
Report prospectif de pertes (utilisé)	(5 223)		6 102		(448 141)	
Repas et frais de représentation non déductibles	4 535		1 769		4 349	
Impôts sur les bénéfices de l'exercice	-		-		-	
Impôts sur le capital des grandes sociétés	91 764		17 468		14 167	
Charge d'impôts sur les bénéfices de l'exercice	**91 764**	**$**	**17 468**	**$**	**14 167**	**$**

Les impôts futurs sont constitués des éléments suivants :

	2003		2002		2001	
Écarts temporaires au début de l'exercice	8 007 895	$	5 823 215	$	3 557 364	$
Augmentation du coût en capital non amorti pour l'exercice	3 332 352		1 796 366		5 629 769	
Augmentation de la valeur comptable nette pour l'exercice	6 030 132		3 981 046		6 877 159	
Diminution du report prospectif de pertes	-		-		1 018 461	
Variation des écarts temporaires de l'exercice	2 697 780		2 184 680		2 265 851	
Total des écarts temporaires	10 705 675	$	8 007 895	$	5 823 215	$
Taux appliqué	38,42	%	40,92	%	44,12	%
Passif d'impôts sur les bénéfices futurs	**4 113 120**	**$**	**3 276 830**		**2 569 202**	**$**

Note 14
Chiffres correspondants des exercices antérieurs

Certains des chiffres correspondants des exercices antérieurs ont été retraités selon la présentation de l'exercice écoulé.

Note 15
Événements postérieurs à la date du bilan

En juillet 2003, la société a vendu la quasi-totalité de ses installations et de son matériel de forage à une tierce partie pour un produit total d'environ 41 000 000 $. Les actifs n'ont pas été classés comme destinés à la vente dans les états financiers de 2003 et les résultats d'exploitation n'ont pas été présentés à titre d'activités abandonnées.

ÉTATS FINANCIERS DE SATURN DRILLING INC.

1. États financiers non vérifiés de Saturn Drilling Inc. aux 28 février 2003 et 2002
2. États financiers vérifiés de Saturn au 31 mai 2002

Saturn Drilling Inc.

États financiers
(non vérifiés)
28 février 2003

Saturn Drilling Inc.
Bilan
(non vérifié)
28 février 2003

	$
Actif	
Actif à court terme	
Encaisse	720 549
Comptes débiteurs	2 839 471
Charges payées d'avance	178 752
	3 738 772
Immobilisations (note 3)	2 847 366
Impôts sur les bénéfices futurs (note 7)	35 500
	6 621 638
Passif	
Passif à court terme	
Comptes créditeurs et charges à payer	901 165
Primes à payer	1 003 235
Emprunt à terme (note 5)	420 000
Avances de sociétés apparentées (note 6)	3 205 074
	5 529 474
Capitaux propres	
Capital-actions (note 8)	75
Bénéfices non répartis	1 092 089
	1 092 164
	6 621 638

Approuvé par le conseil,

(signé) « T. W. Graham »
administrateur

(signé) « R. J. Graham »
administrateur

Saturn Drilling Inc.

Résultats et bénéfices non répartis
(non vérifiés)

	Périodes de neuf mois terminées les 28 février	
	2003	**2002**
	$	**$**
Produits		
Produits d'exploitation	6 160 103	7 535 356
Charges		
Charges d'exploitation	3 220 402	3 619 631
Frais généraux et frais d'administration	300 656	291 117
	3 521 058	3 910 748
	2 639 045	3 624 608
Autres produits (charges)		
Primes des cadres	(1 003 235)	(2 805 044)
Amortissement	(549 061)	(538 488)
Intérêts débiteurs	(21 355)	(43 233)
Intérêts créditeurs	22 762	14 977
Gain (perte) à la vente d'immobilisations	8 015	(1 731)
	(1 542 874)	(3 373 519)
Bénéfice avant impôts sur les bénéfices	1 096 171	251 089
Impôts sur les bénéfices		
Impôts exigibles	378 025	35 009
Impôts futurs	4 200	12 700
	382 225	47 709
Bénéfice net de la période	713 946	203 380
Bénéfices non répartis au début de la période	378 143	173 032
Bénéfices non répartis à la fin de la période	1 092 089	376 412

Saturn Drilling Inc.

Flux de trésorerie
(non vérifiés)

	Périodes de neuf mois terminées les 28 février	
	2003	2002
	$	$
Flux de trésorerie liés aux		
Activités d'exploitation		
Bénéfice net de la période	713 946	203 380
Éléments hors trésorerie		
Amortissement	549 061	538 488
(Gain) perte à la vente d'immobilisations	(8 015)	1 731
Impôts sur les bénéfices futurs	4 200	12 700
	1 259 192	756 299
Variation nette des éléments hors caisse du fonds de roulement	(1 967 831)	(165 627)
	(708 639)	590 672
Activités de financement		
Remboursement de l'emprunt à terme	(233 333)	(233 333)
Paiements à des apparentés	(43 221)	-
	(276 554)	(233 333)
Activités d'investissement		
Nouvelles immobilisations	(970 620)	(301 453)
Produit de la vente d'immobilisations	34 718	-
	(935 902)	(301 453)
Diminution de l'encaisse au cours de la période	(1 921 095)	55 886
Encaisse* au début de la période	2 641 644	1 717 021
Encaisse* à la fin de la période	720 549	1 772 907

* L'encaisse englobe les espèces et les placements à court terme très liquides.

Les opérations hors caisse ci-après ont été exclues de l'état des flux de trésorerie :

Primes à payer	(1 777 932)	(570 363)
Avances de sociétés apparentées	1 777 932	570 363

Renseignements supplémentaires (note 10)

1 Nature des activités

Saturn Drilling Inc. (la « société ») est une société fermée constituée en vertu de la *Business Corporations Act* (Alberta) qui exerce ses activités dans le domaine du forage de puits de pétrole en Alberta.

2 Principales conventions comptables

Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif, les informations à fournir sur les éventualités et les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Constatation des produits

Les produits tirés des contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

Immobilisations

Les immobilisations sont inscrites au coût. L'amortissement est calculé selon la méthode de l'amortissement dégressif aux taux annuels suivants :

Matériel de bureau	20 %
Matériel de forage	25 %
Matériel roulant	30 %

Instruments financiers

Les actifs et les passifs financiers de la société se composent de l'encaisse et des dépôts à court terme, des comptes débiteurs, des comptes créditeurs et de l'emprunt à court terme. Selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants exception faite du risque lié à la dette, qui varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 5 000 $ sur le bénéfice). Sauf indication contraire, la juste valeur de ces actifs et de ces passifs financiers correspond approximativement à leur valeur comptable.

Impôts sur les bénéfices

Conformément à la norme de l'Institut Canadien des Comptables Agréés, la société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant et leur valeur fiscale, selon les taux d'imposition pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

3 Immobilisations

			28 février 2003
	Coût $	**Amortissement cumulé** $	**Montant net** $
Matériel de bureau	42 652	33 810	8 842
Matériel de forage	9 278 757	6 489 092	2 789 665
Matériel roulant	124 310	75 451	48 859
	9 445 719	6 598 353	2 847 366

4 Facilité de crédit d'exploitation

La société dispose d'une facilité de crédit d'exploitation inutilisée s'établissant à 700 000 $ ou 67 % des comptes débiteurs si ce montant est inférieur. Consentie par TD CanadaTrust, cette facilité porte intérêt au taux préférentiel majoré de ½ % et est garantie par un contrat de garantie générale.

5 Emprunt à terme

	28 février 2003 $
TD CanadaTrust, emprunt à terme a)	420 000

a) L'emprunt à terme fournit un financement de 1 400 000 $. Cette facilité est remboursable moyennant des versements de capital de 46 667 $ d'octobre à mars de chaque exercice et un versement final de 373 331 $ le 1er mars 2003. La facilité porte intérêt au taux préférentiel majoré de 1,5 %, facturé mensuellement. La facilité vient à échéance le 1er mars 2003 et est garantie par un contrat de garantie générale visant la totalité des biens existants et des biens acquis par la suite, comprenant la cession spécifique de l'appareil de forage n° 3, la cession de l'assurance visant l'appareil de forage n° 3 et la cession de l'assurance vie de l'actionnaire-dirigeant.

L'emprunt à terme en cours a été remboursé le 1er mars 2003.

6 Avances de sociétés apparentées

	28 février 2003 $
Avances de sociétés actionnaires	
Dunbar Rig Consultants Ltd.	1 068 358
286598 Alberta Ltd.	1 068 358
281037 Alberta Ltd.	1 068 358
	3 205 074

Ces avances ne portent pas intérêt, ne comportent aucune modalité de remboursement fixe et sont remboursables à vue.

7 Impôts sur les bénéfices

Le montant réel de la charge d'impôts sur les bénéfices diffère du montant calculé par l'application aux bénéfices imposables futurs du taux d'imposition combiné fédéral et provincial applicable aux petites entreprises de 35,00 % (17,62 % en 2002), comme suit :

	28 février 2003 $	28 février 2002 $
Bénéfice net avant impôts	1 096 171	251 089
Charge d'impôts au taux réglementaire	380 810	44 242
Charges non déductibles	1 415	3 467
Total de la charge d'impôts	382 225	47 709

L'actif d'impôts futurs figurant au bilan de la société correspond à l'écart temporaire découlant de l'excédent de 35 500 $ de la fraction non amortie du coût en capital sur la valeur comptable nette.

8 Capital-actions

Autorisé

Nombre illimité d'actions ordinaires de catégorie A comportant droit de vote
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote
Nombre illimité d'actions privilégiées de catégorie D comportant droit de vote
Nombre illimité d'actions privilégiées de catégorie E comportant droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie F sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie G sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégories H et I sans droit de vote, rachetables au gré de la société et assorties d'un dividende cumulatif de 10 %

Émis et en circulation

	$
75 actions ordinaires de catégorie A	75

9 Engagements

La société est tenue de payer un loyer annuel de 10 816 $ jusqu'en juillet 2003 pour ses bureaux.

10 Renseignements supplémentaires

	28 février 2003 $	28 février 2002 $
Variation des éléments hors caisse du fonds de roulement		
Comptes débiteurs	(2 316 570)	(730 839)
Charges payées d'avance	(136 053)	6 596
Primes à payer	(317 316)	572 816
Comptes débiteurs	802 108	(14 200)
	(1 967 831)	(165 627)

Au cours de l'exercice, les flux de trésorerie de la société liés aux paiements d'intérêts et d'impôts sur les bénéfices s'établissaient comme suit :

	28 février 2003 $	**28 février 2002 $**
Intérêts payés	23 188	44 639
Impôts sur les bénéfices payés	33 810	30 562

11 Événements postérieurs à la date des états financiers

Le 30 avril 2003, Saturn Drilling Inc. a vendu ses actifs d'exploitation à Trinidad Drilling Ltd. Les actifs vendus comprennent trois installations de forage, des tiges de forage, des pièces de rechange, ainsi que d'autres articles en stock. Le prix d'achat de ces actifs était de 17,5 M$.

Saturn Drilling Inc.

États financiers
31 mai 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Rapport des vérificateurs

Aux administrateurs de
Saturn Drilling Inc.

Nous avons vérifié le bilan de **Saturn Drilling Inc.** au 31 mai 2002 et les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 mai 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés
Calgary (Alberta)
Le 7 février 2003

Saturn Drilling Inc.

Bilan

Au 31 mai 2002

	$
Actif	
Actif à court terme	
Encaisse	2 641 644
Débiteurs	522 901
Frais payés d'avance	42 699
	3 207 244
Immobilisations (note 3)	2 452 508
Impôts futurs (note 7)	39 700
	5 699 452
Passif	
Passif à court terme	
Créditeurs et charges à payer	99 057
Prime à payer	3 098 481
Emprunt à terme (note 5)	653 333
Avances de sociétés apparentées (note 6)	1 470 363
	5 321 234
Capitaux propres	
Capital-actions (note 8)	75
Bénéfices non répartis	378 143
	378 218
	5 699 452

Approuvé par le conseil,

(signé) « T. W. Graham », administrateur

(signé) « R. J. Graham », administrateur

Saturn Drilling Inc.

Résultats et bénéfices non répartis

Exercice terminé le 31 mai 2002

	$
Produits	
Produits d'exploitation	9 017 896
Charges	
Charges d'exploitation	4 319 300
Frais généraux et administratifs	530 726
	4 850 026
	4 167 870
Autres produits (charges)	
Primes du propriétaire-exploitant	(3 100 737)
Épuisement et amortissement	(820 388)
Intérêts débiteurs	(51 165)
Gain à la vente d'immobilisations	57 240
	(3 915 050)
Bénéfice avant impôts	252 820
Impôts sur les bénéfices	
Impôts exigibles	35 009
Impôts futurs	12 700
	47 709
Bénéfice net de l'exercice	205 111
Bénéfices non répartis au début de l'exercice	173 032
Bénéfices non répartis à la fin de l'exercice	378 143

Saturn Drilling Inc.

Flux de trésorerie

Exercice terminé le 31 mai 2002

	$
Flux de trésorerie liés aux	
Activités d'exploitation	
Bénéfice net de l'exercice	205 111
Éléments sans effet sur la trésorerie	
Épuisement et amortissement	820 388
Gain à la vente d'immobilisations	(57 240)
Impôts futurs	12 700
	980 959
Variation nette des éléments hors caisse du fonds de roulement	1 476 741
	2 457 700
Activités de financement	
Remboursement de l'emprunt à terme	(280 000)
Activités d'investissement	
Avances à des sociétés apparentées	(900 000)
Achat d'immobilisations	(453 679)
Vente d'immobilisations	100 602
	(1 253 077)
Augmentation de l'encaisse au cours de l'exercice	924 623
Encaisse* au début de l'exercice	1 717 021
Encaisse* à la fin de l'exercice	2 641 644

* L'encaisse englobe les espèces et les placements à court terme très liquides.

Les opérations non monétaires ci-après ont été exclues de l'état des flux de trésorerie :

Prime à payer	(570 363)
Avances de sociétés apparentées	570 363

Renseignements supplémentaires (note 10)

1 Nature des activités

Saturn Drilling Inc. (la « société ») est une société fermée constituée en vertu de la *Business Corporations Act* (Alberta) qui exerce ses activités dans le domaine du forage de puits de pétrole en Alberta.

2 Principales conventions comptables

Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et des hypothèses ayant une incidence sur les montants de l'actif et du passif, sur la présentation des actifs et des passifs éventuels et sur les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Constatation des produits

Les produits découlant de contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

Immobilisations

Les immobilisations sont inscrites au coût. L'amortissement est calculé selon la méthode de l'amortissement dégressif aux taux suivants :

Matériel de bureau	20 %
Matériel de forage	25 %
Matériel roulant	30 %

Instruments financiers

Les actifs et les passifs financiers de la société se composent de l'encaisse et des dépôts à court terme, des débiteurs, des créditeurs et de l'emprunt à court terme. Selon la direction, la société n'est pas exposée à des risques d'intérêt, de change ou de crédit importants exception faite du risque lié à la dette, qui varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 5 000 $ après impôts sur les bénéfices). Sauf indication contraire, la juste valeur de ces actifs et ces passifs financiers correspond approximativement à leur valeur comptable.

Impôts sur les bénéfices

Conformément à la norme de l'Institut Canadien des Comptables Agréés, la société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs d'impôts futurs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant dans les états financiers et leur valeur fiscale, selon les taux d'imposition qui s'appliqueront. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

3 Immobilisations

	Coût $	Amortissement cumulé $	Montant net $
Matériel de bureau	42 652	32 250	10 402
Matériel de forage	8 355 479	5 952 780	2 402 699
Matériel roulant	103 670	64 263	39 407
	8 501 801	6 049 293	2 452 508

4 Facilité de crédit d'exploitation

La société dispose d'une facilité de crédit d'exploitation, non tirée en date des présentes, s'établissant à 700 000 $ ou 67 % des débiteurs si ce montant est inférieur. Consentie par TD CanadaTrust, cette facilité porte intérêt au taux préférentiel majoré de ½ % et est garantie par un contrat de garantie générale.

5 Emprunt à terme

	$
TD CanadaTrust, emprunt à terme a)	653 333

a) L'emprunt à terme fournit un financement de 1 400 000 $. Cette facilité est remboursable moyennant des versements de principal de 46 667 $ d'octobre à mars de chaque exercice et un versement final de 373 331 $ le 1er mars 2003. La facilité porte intérêt au taux préférentiel majoré de 1,5 %, facturé mensuellement. La facilité vient à échéance le 1er mars 2003 et est garantie par un contrat de garantie générale visant la totalité des biens existants et des biens acquis par la suite, comprenant la cession spécifique de l'appareil de forage n° 3 (dont la valeur comptable s'établit à 965 177 $), la cession de l'assurance visant l'appareil de forage n° 3 et la cession de l'assurance vie de l'actionnaire-dirigeant.

Les versements de principal s'établissent comme suit pour le prochain exercice :

	$
2003	653 333

6 Avances de sociétés apparentées

	$
Avances d'actionnaires de la société	
Dunbar Rig Consultants Ltd.	490 121
286598 Alberta Ltd.	490 121
281037 Alberta Ltd.	490 121
	1 470 363

Ces avances ne portent pas intérêt, ne comportent aucune modalité de remboursement fixe et sont remboursables à vue.

7 Impôts sur les bénéfices

La société a appliqué de façon rétroactive la méthode axée sur le bilan pour la comptabilisation des impôts sur les bénéfices, conformément à la nouvelle norme de l'Institut Canadien des Comptables Agréés. Cette modification s'est traduite par une diminution de 9 300 $ de l'actif d'impôts futurs et par une diminution de 9 300 $ des bénéfices non répartis dans les états financiers.

Le montant réel des impôts sur les bénéfices diffère du montant calculé par l'application du taux d'imposition combiné fédéral et provincial applicable aux petites entreprises de 17,62 % aux bénéfices imposables futurs, comme suit :

	$
Bénéfice net avant impôts	252 820
Charge d'impôts au taux réglementaire	44 547
Charges non déductibles	3 162
Total de la charge d'impôts	47 709

L'actif d'impôts futurs figurant au bilan de la société correspond à l'écart temporaire découlant de l'excédent de 39 700 $ de la fraction non amortie du coût en capital sur la valeur comptable nette.

8 Capital-actions

Autorisé

Nombre illimité d'actions ordinaires de catégorie A comportant droit de vote
Nombre illimité d'actions ordinaires de catégorie B sans droit de vote
Nombre illimité d'actions privilégiées de catégorie C sans droit de vote
Nombre illimité d'actions privilégiées de catégorie D comportant droit de vote
Nombre illimité d'actions privilégiées de catégorie E comportant droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie F sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégorie G sans droit de vote, rachetables au gré de la société et assorties d'un dividende non cumulatif de 8 %
Nombre illimité d'actions privilégiées de catégories H et I sans droit de vote, rachetables au gré de la société et assorties d'un dividende cumulatif de 10 %

Émis et en circulation

	$
75 actions ordinaires de catégorie A	75

9 Engagements

La société est tenue de payer un loyer annuel de 10 816 $ jusqu'en juillet 2003 pour ses bureaux.

10 Renseignements supplémentaires

	$
Variation des éléments hors caisse du fonds de roulement	
Débiteurs	877 960
Frais payés d'avance	(4 524)
Prime à payer	1 436 616
Débiteurs	(833 311)
	1 476 741

Au cours de l'exercice, les flux de trésorerie de la société liés aux paiements d'intérêts et d'impôts sur les bénéfices s'établissaient comme suit :

	$
Intérêts payés	56 415
Impôts sur les bénéfices payés	36 959

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 3 mars 2004

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada où est déposé le présent prospectus. Le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement pris aux termes de celle-ci.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier
Président du conseil et chef de la direction

(signé) Brent J. Conway
Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Kevin A. Bennett
Administrateur

(signé) Peter J. Gross
Administrateur

AU NOM DU PROMOTEUR
TRINIDAD DRILLING LTD.

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 3 mars 2004

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada où est déposé le présent prospectus. Le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement pris aux termes de celle-ci.

pour RAYMOND JAMES LTD.

(signé) Jason Holtby

pour MARCHÉS MONDIAUX CIBC INC.

(signé) Arthur Korpach

pour HAYWOOD SECURITIES INC.

(signé) David G. McGorman

pour **VALEURS MOBILIÈRES TD INC.**

(signé) Gregory B. Saksida

pour INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) Kurt Molnar

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the securities may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) and except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

New Issue **March 3, 2004**


TRINIDAD
ENERGY SERVICES INCOME TRUST

$30,000,001
3,846,154 Trust Units

Price: $7.80
Per Trust Unit

This short form prospectus qualifies the distribution of 3,846,154 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $7.80 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below). This short form prospectus also qualifies the distribution of up to 2,307,692 Exchangeable Shares (as defined herein).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("**Arrow**"). Closing of the Offering is conditional upon the Arrow Closing (as defined herein), and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments - Acquisition of Assets of Arrow Drilling Inc." and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On March 2, 2004, the closing price of the Trust Units on the TSX was $8.25. The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus and the Trust Units issuable upon exercise of the Exchangeable Shares. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before May 25, 2004.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[1]
Per Trust Unit	$7.80	$0.39	$7.41
Total[2]	$30,000,001	$1,500,000	$28,500,001

Notes:

(1) Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted the Underwriters an option (the "**Option**"), exercisable in whole or in part, to purchase up to an additional 250,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of the Offering) will be $31,950,001, $1,597,500 and $30,352,501, respectively. See "Plan of Distribution".

On February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to holders of Trust Units ("**Unitholders**") of record on March 31, 2004. As this Offering is anticipated to close before March 31, 2004, it is anticipated that purchasers of Trust Units under this Offering will be eligible to receive this increased distribution. See "Recent Developments – Distribution Increase" and "Distribution Policy".

Raymond James Ltd., CIBC World Markets Inc., Haywood Securities Inc., TD Securities Inc. and First Associates Investments Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to the Trust and to which the Trust is presently indebted. Consequently, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of the Offering and the Arrow Closing is expected to occur on or

about March 15, 2004 (the "**Closing Date**"), but in any event no later than March 28, 2004. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #1810, 540 - 5th Avenue S.W., Calgary, Alberta, T2P 0M2 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated October 3, 2003 for the year ended December 31, 2002 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the years ended December 31, 2002 and December 31, 2001, contained in the Trust's Annual Report 2002;

(c) the audited comparative consolidated financial statements and the notes thereto as at and for the years ended December 31, 2002 and December 31, 2001, together with the report of the auditors thereto, contained in the Trust's Annual Report 2002;

(d) Management's Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2003;

(e) the unaudited comparative consolidated financial statements as at and for the three and nine months ended September 30, 2003 and 2002;

(f) the Information Circular of the Trust dated May 8, 2003, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2003 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Share Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Appendix D, Corporate Governance Guideline Compliance Table); and

(g) the material change report of the Trust dated effective February 19, 2004 with respect to the Arrow Acquisition and the Offering.

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 8, 2003 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an admission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated August 1, 2002 between Trinidad and Valiant Trust Company (the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust in the aggregate principal amount of $76,777,401.76 (the "**Notes**"). The business, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad has a total of 23 drilling rigs and eight service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions.

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a Trinidad share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

The head and principal office functions of Trinidad are performed at its office at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flows of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:


Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
Cashflow(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:

(1) Cash flow represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.
(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.
(3) Cash distributions will be made to Unitholders monthly based upon the Trust's cash flow. See "Distribution Policy".
(4) Does not reflect the incorporation of Trinidad ExchangeCo (as defined herein). See "Description of Exchangeable Shares".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and "Description of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Arrow Acquisition) is as follows:

Rig #	Depth	Manufacturer
1	2,800 metres	Rigmaster
2	3,200 metres	Rigmaster
3	2,800 metres	Rigmaster
4	2,800 metres	Rigmaster
5	2,500 metres	TMS
6	1,000 metres	George E. Failing
7	1,250 metres	George E. Failing
8	1,800 metres	Rigmaster
9	1,800 metres	Rigmaster
10	1,800 metres	Rigmaster
11	1,800 metres	Rigmaster
12	1,800 metres	Rigmaster
13	3,000 metres	TSM 7000A
14	3,000 metres	Rigmaster
15	3,500 metres	Rigmaster
16	3,600 metres	Mastco
17	3,300 metres	Hyduke
18	3,500 metres	Dreco
19	5,500 metres	Mastco
20	4,200 metres	Mastco
21	3,500 metres	Mastco
22	3,500 metres	Mastco
23	3,200 metres	Mastco

Trinidad's service rig fleet is as follows:

Rig #	Depth	Manufacturer
1	1,500 metres	Cardwell Mainland
2	1,500 metres	Cardwell Mainland
3	800 metres	Uniflex
4	1,500 metres	Cardwell Mainland
5	3,000 metres	Franks
6	1,200 metres	Franks
7	2,000 metres	Sky Top Brewster
8	1,500 metres	Cooper

RECENT DEVELOPMENTS

Acquisition of Assets of Arrow Drilling Inc.

The Asset Purchase Agreement

On February 19, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Arrow Drilling Inc. ("**Arrow**"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of Arrow, being comprised of eight drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs (the "**Arrow Acquisition**").

The purchase price (the "**Purchase Price**") to be paid to Arrow pursuant to the Asset Purchase Agreement is $45,000,000 ($39,000,000 being allocated to the drilling rigs and $6,000,000 being allocated to the ancillary equipment), payable (at the election of Arrow on the terms set forth below) in both cash (the "**Cash Portion**") and the issuance by Trinidad of exchangeable shares in the capital of Trinidad, which will have attributes substantially as described under "Description of Exchangeable Shares" (the "**Exchangeable Shares**"). Arrow, in its sole discretion, will elect the proportion of the Purchase Price to be comprised of cash and the proportion of the Purchase Price to be comprised of Exchangeable Shares; provided that, the Cash Portion must be between 60% (the "**Maximum Election**") and 70% (the "**Minimum Election**") of the total Purchase Price (the "**Election**"). The Maximum Election will result in an issuance of 2,307,692 Exchangeable Shares and the Minimum Election will result in an issuance of 1,730,769 Exchangeable Shares. Such Election is required to be made five business days prior to the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Arrow Closing**"). Trinidad and Arrow have agreed that the Cash Portion will be reduced at the Arrow Closing by the amount, if any, that Arrow's working capital increases between February 1, 2004 and the date of the Arrow Closing. At the Arrow Closing, $4,000,000 of the Cash Portion will be held in trust by Arrow's counsel, as a deposit against any of the assets being missing or not in good operating condition. Trinidad will have 30 days from the date of the Arrow Closing to inspect such assets and will be reimbursed from such $4,000,000 for the fair market value of any missing assets and the cost to bring any other assets into good operating condition. The remainder of such $4,000,000 will be paid to Arrow.

The Exchangeable Shares will be issued at a price per Exchangeable Share of $7.80.

The Asset Purchase Agreement contains representations and warranties which are typical for transactions of this type, generally relating to the parties' capacity to enter into and complete the Arrow Acquisition and in respect of the condition of the assets to be acquired. The representations and warranties of the parties will survive for 12 months from the date of the Arrow Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require Arrow to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Arrow Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and Arrow for material breaches of representations and warranties or the failure to perform any material covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be made by either party until the aggregate of such claims exceeds $100,000, and indemnification will only be made for amounts which, in aggregate, exceed $100,000. In no event will the total liability of the parties under the Asset Purchase Agreement exceed the Purchase Price.

The net proceeds from this Offering will be indirectly applied, along with funds advanced pursuant to the Loan Agreement (as defined herein), if necessary, to complete the Arrow Acquisition; however, the Arrow Closing is conditional upon closing of this Offering and closing of this Offering is conditional upon the Arrow Closing. See "Use of Proceeds". The Arrow Acquisition is also conditional upon conditions which are typical for an asset

purchase of this nature, including: (i) Trinidad's satisfaction with its due diligence investigations of Arrow; (ii) the ability of Arrow to transfer its assets to Trinidad free and clear of any security interests or other encumbrances; and (iii) the attainment of the necessary approvals of the TSX and the appropriate securities regulatory authorities.

Trinidad has agreed to make offers of employment to all of the existing Arrow employees and certain officers and members of Arrow's management have agreed to enter into non-executive employment agreements with Trinidad pursuant to which they will assist Trinidad in the transition associated with the completion of the Arrow Acquisition.

A total of ten parties, being Arrow, its shareholders and its directors and officers are anticipated, in connection with the Arrow Acquisition, to enter into non-competition agreements with Trinidad whereby they will each agree to not compete with the business of Trinidad for three years subsequent to the Arrow Closing, subject to certain exceptions that would allow certain parties to continue as directors, shareholders or employees of companies involved in businesses similar to Trinidad's.

Impact of Arrow's Assets on the Trust's Operations

The assets to be acquired from Arrow pursuant to the Arrow Acquisition include eight drilling rigs (five double drilling rigs with depth ratings of up to 2,600 metres and three single drilling rigs with depth ratings of up to 1,400 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs.

Arrow's drilling fleet is as follows:

Rig #	Depth	Manufacturer
1	1,900 metres	Dreco
2	1,300 metres	Gardner Denver
3	1,300 metres	Rigmaster
4	1,800 metres	Dreco
5	2,300 metres	Rigmaster
6	2,000 metres	Ideco
7	1,300 metres	Ideco
8	2,600 metres	Rigmaster

The Arrow Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Arrow Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Arrow rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Arrow Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Arrow rigs with only nominal additions to its current general and administrative costs.

Distribution Increase

On February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004. As this Offering is anticipated to close before March 31, 2004, it is anticipated that purchasers of Trust Units under this Offering who continue to own such Trust Units on March 31, 2004, will be eligible to receive this increased distribution. See "Distribution Policy".

Acquisition of Drill Rig from Poncho Well Servicing Ltd.

On December 8, 2003, Trinidad announced the purchase of a 3,200 metre telescopic double drilling rig from Poncho Well Servicing Ltd. for a purchase price of approximately $4,500,000, which included a complete rig package. The acquisition was financed with a combination of internal cash flow and debt. The purchase was made to help satisfy Trinidad's client commitments while further enhancing Trinidad's overall drilling capabilities.

New Rig Construction

On October 30, 2003, Trinidad entered into agreements for the construction and acquisition of two 3,500 metre telescopic double drilling rigs for an aggregate cost of approximately $15,000,000. Construction of these two rigs

was completed in January and February, 2004. In connection with the acquisition of these rigs, Trinidad has entered into standard CAODC term drilling contracts with two industry participants, whereby Trinidad will utilize each rig for a minimum of 180 drilling days per year over the next two years. On November 19, 2003, in connection with the construction of these rigs, the Trust completed a public offering pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for aggregate gross proceeds of $25,000,005.

Acquisition of Assets of Bear Drilling Ltd.

On July 18, 2003, Trinidad completed the acquisition of certain of the assets of Bear Drilling Ltd. ("**Bear**") for consideration of $41,000,000 in cash (the "**Bear Acquisition**"). Concurrently with the closing of the Bear Acquisition, the Trust completed a bought deal private placement of 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. The consideration for the Bear Acquisition was funded by way of the foregoing private placement financing and approximately $16,400,000 in debt. The acquired assets were comprised of three heavy double drilling rigs and two triple drilling rigs. The double drilling rigs have depth ratings of 3,300, 3,500 and 3,600 metres, respectively, while the triple drilling rigs have depth ratings of 4,700 and 5,500 metres. The acquisition also included all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. In conjunction with the Bear Acquisition, Bear was issued 277,778 Trust Units at a subscription price of $3.60 per Trust Unit.

Acquisition of Assets of Saturn Drilling Inc.

On April 10, 2003, Trinidad completed the acquisition of substantially all of the assets of Saturn Drilling Inc. ("**Saturn**") for cash consideration of approximately $17,500,000 (the "**Saturn Acquisition**"). Concurrently with the closing of the Saturn Acquisition, the Trust completed a public offering pursuant to which it issued 4,615,385 Trust Units at a price of $2.60 per Trust Unit for aggregate gross proceeds of $12,000,001. The consideration for the Saturn Acquisition was funded by way of the foregoing public offering of Trust Units and $6,300,000 in debt. The assets acquired from Saturn pursuant to the Saturn Acquisition included three drilling rigs (two with a depth rating of 3,000 metres and one with a depth rating of 3,500 metres), drill pipe, mud pumps, generators, boilers and spare parts. The addition of Saturn's assets provided Trinidad with increased drilling depth capacity from that which previously existed within Trinidad's fleet. The increased depth capacity has allowed Trinidad to broaden its coverage of the drilling market into depth ranges in which Trinidad did not previously operate.

Stock-based Compensation and other Stock Based Payments

Amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock Based Payments" will require the Trust, for financial years beginning on or after January 1, 2004, to account for compensation expense based on the fair value of rights granted under its Trust Units Rights Incentive Plan. If the Trust were to adopt the standard early, the impact on 2003 earnings before taxes would be $780,000. In determining this amount, the Trust has estimated compensation expense based on the intrinsic value of the rights at the reporting date, as the Trust is unable to determine the fair value of the rights granted.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002 and as at January 31, 2004, both before and after giving effect to the Offering, the Arrow Acquisition, the Minimum Election and the Maximum Election:

	Outstanding as at December 31, 2002	Outstanding as at January 31, 2004	Outstanding as at January 31, 2004 after giving effect to the Offering, the Arrow Acquisition and the Minimum Election(1)(2)	Outstanding as at January 31, 2004 after giving effect to the Offering, the Arrow Acquisition and the Maximum Election(1)(2)
Long term debt (3)	$13,832,610	$42,185,790	$45,785,789	$41,285,790
Unitholders' capital	$18,874,467 (10,558,474 Trust Units)	$78,838,121 (27,949,881 Trust Units)	$106,738,122 (31,796,035 Trust Units)	$106,738,122 (31,796,035 Trust Units)
Exchangeable Shares(4)	Nil	Nil	$13,500,000 (1,730,769 Exchangeable Shares)	$18,000,000 (2,307,692 Exchangeable Shares)

Notes:

(1) Based on the issuance of 3,846,154 Trust Units for an aggregate of $30,000,001, less the Underwriters' fee of $1,500,000 and expenses of the Offering estimated to be $600,000, the net proceeds from this Offering are estimated to be $27,900,001. If the Option is exercised in full, the Trust will issue 4,096,154 Trust Units for an aggregate of $31,950,001, less the Underwriters' fee of $1,597,500 and expenses of the Offering estimated to be $600,000, resulting in estimated net proceeds from this Offering of $29,752,501. See "Plan of Distribution".

(2) As at February 15, 2004, 352,094 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.50 to $2.25 per Trust Unit and expiring at various dates to May 24, 2007: As at February 15, 2004, 1,832,872 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $5.41 per Trust Unit and expiring at various dates to August 5, 2008.

(3) GE Canada Equipment Financing G.P. ("**GE Canada**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, and a second amending agreement dated February 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a maximum amount of $65,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $42.2 million as at January 31, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance rate plus a margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to GE Canada. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to GE Canada a security interest over all of its present and after-acquired personal property. Trinidad also has a $15,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003 with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between GE Canada and the Operating Lender are governed by a priorities agreement dated October 15, 2003 between GE Canada, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and GE Canada receives first priority against all other personal property of Trinidad. To the extent that the net proceeds of this Offering are greater than are required to complete the Arrow Acquisition, Trinidad will reduce its indebtedness under the Loan Agreement. See "Use of Proceeds".

(4) The Exchangeable Shares will, at the time of the Arrow Closing, be exchangeable for Trust Units on a one for one basis (the "**Exchange Ratio**"). Thereafter, the Exchange Ratio will be increased upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares. See "Description of Exchangeable Shares".

PRIOR SALES

No Trust Units have been issued by the Trust during the period commencing 12 months prior to the date hereof other than as follows:

Nature of Offering	Date	Number of Trust Units	Price per Trust Unit	Proceeds
Exercise of Options	January 1, 2003 to March 31, 2003	30,350	$1.50	$45,525
		6,500	$1.58	$10,270
		36,575	$2.15	$78,636
		23,343	$2.25	$52,520
Public Offering	April 10, 2003	4,615,385	$2.60	$12,000,001
Exercise of Options	April 1, 2003 to June 30, 2003	4,810	$1.50	$7,215
		6,666	$1.58	$10,532
		15,075	$2.15	$32,411
		77,713	$2.25	$174,854

Nature of Offering	Date	Number of Trust Units	Price per Trust Unit	Proceeds
Private Placement	July 18, 2003	7,222,222	$3.60	$25,999,998
Exercise of Options	July 1, 2003 to September 30, 2003	99,005	$1.50	$148,508
		1,167	$1.58	$1,844
		60,624	$2.15	$130,342
		8,365	$2.25	$18,821
Exercise of Rights	July 1, 2003 to September 30, 2003	25,000	$2.78	$69,500
Public Offering	November 19, 2003	5,050,506	$4.95	$25,000,005
Exercise of Options	October 1, 2003 to January 31, 2004	37,813	$1.50	$56,720
		3,333	$1.58	$5,266
		14,175	$2.15	$30,476
		5,182	$2.25	$11,660
Exercise of Rights	October 1, 2003 to January 31, 2004	47,598	$2.78	$132,322
		17,391,407		$64,017,429

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

Period	Price Range ($)		Trading Volume
	High	Low	
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter[1]	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
October	5.45	4.60	1,266,567
November	6.10	5.20	1,695,770
December	6.99	5.45	1,587,560
2004			
January	6.99	6.47	1,783,274
February	8.20	6.70	3,042,061

Note:
(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On March 2, 2004, the closing price of the Trust Units on the TSX was $8.25.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of the Offering of $600,000 and the Underwriters' fee of $1,500,000, will be $27,900,001, and if the Option is exercised in full, the estimated net proceeds of the Offering after deducting the estimated expenses of the Offering of $600,000 and the Underwriters' fee of $1,597,500, will be $29,752,501.

Closing of the Offering is conditional upon the Arrow Closing, and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments - Acquisition of Assets of Arrow Drilling Inc."

The net proceeds of the Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Arrow Acquisition. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc.". In the event that Arrow makes the Minimum

Election, Trinidad will draw down on its existing Loan Agreement to a maximum of $3,600,000 to finance the remaining balance of the Cash Portion after application of the net proceeds of the Offering. See "Consolidated Capitalization" and "Recent Developments - Acquisition of Assets of Arrow Drilling Inc. – The Asset Purchase Agreement". Trinidad intends to finance the estimated $45 million Purchase Price payable in respect of the Arrow Acquisition as follows (in millions of dollars):

	Minimum Election	Minimum Election Assuming Exercise in Full of Option	Maximum Election	Maximum Election Assuming Exercise in Full of Option
Net subscription proceeds from the Offering[1]	$27.9	$29.8	$27.9	$29.8
Exchangeable Shares issued to Arrow	$13.5	$13.5	$18.0	$18.0
Loan Agreement[2]	$3.6	$1.7	$(0.9)	$(2.8)
Total Purchase Price[3]	$45.0	$45.0	$45.0	$45.0

Notes:
(1) After deducting expenses of the Offering, estimated to be $600,000.
(2) To the extent that the net proceeds of this Offering are greater than are required to complete the Arrow Acquisition, Trinidad will use all of such excess funds to reduce Trinidad's indebtedness under the Loan Agreement.
(3) See "Recent Developments - Acquisition of Assets of Arrow Drilling Inc. – The Asset Purchase Agreement".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of February 19, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters severally have agreed to purchase from the Trust, as principals, on March 15, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than March 28, 2004, a total of 3,846,154 Trust Units at a price of $7.80 per Trust Unit for total consideration of $30,000,001 payable to the Trust against delivery of the Trust Units. Closing of the Offering is conditional upon the Arrow Closing, and the Arrow Closing is conditional upon closing of this Offering. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc." and "Use of Proceeds". In connection with the Offering, the Trust will pay the Underwriters a fee of $0.39 per Trust Unit for an aggregate fee of $1,500,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and on behalf of the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of the Offering) will be $31,950,001, $1,597,500 and $30,352,501, respectively.

This short form prospectus also qualifies the distribution of up 2,307,692 Exchangeable Shares assuming the Maximum Election. See "Recent Developments – Acquisition of Assets of Arrow Drilling Inc." and "Description of Exchangeable Shares".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus and the Trust Units issuable upon exercise of the Exchangeable Shares. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before May 25, 2004.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with the Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, nor will it apply to the Exchangeable Shares or the Trust Units underlying the Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell Trust Units outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at February 15, 2004, there were 27,949,881 Trust Units and no special voting units issued and outstanding.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the

ability of Trinidad to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

DESCRIPTION OF EXCHANGEABLE SHARES

Immediately prior to the Arrow Closing, Trinidad will file articles of amendment ("**Articles of Amendment**") providing for the creation of the Exchangeable Shares (which will have provisions substantially as described below) and the Trust will incorporate a wholly-owned subsidiary ("**Trinidad ExchangeCo**") for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo will conduct no business other than as contemplated hereby and will be capitalized with nominal consideration.

In addition, at the Arrow Closing, the following documents will be executed, each of which will be substantially as described in greater detail below:

(a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**) among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**");

(b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Exchangeable Shares Trustee; and

(c) a shareholder agreement (the "**Shareholder Agreement**") between Trinidad and Arrow, as holder of the Exchangeable Shares.

The Exchangeable Shares will not be listed on the TSX or any other stock exchange.

Attributes of the Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions to be contained in the Articles of Amendment; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. Copies of the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement may be obtained upon request without charge from Trinidad at 1810, 540 – 5th Avenue S.W., Calgary, Alberta T2P 0M2 (telephone: (403) 265-4168).

Exchangeable Share Provisions

Exchange Ratio

The Exchange Ratio, at any time and in respect of each Exchangeable Share, will be equal to 1.00000, as at the date of the Arrow Closing, and will be cumulatively adjusted after such time by: (i) increasing the Exchange Ratio on each date on which a distribution is paid (a "**Distribution Payment Date**") by the Trust to Unitholders between the date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution amount, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the record date for the distribution and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the first business day following the record date for the distribution; and (ii) decreasing the Exchange Ratio on each record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend between the date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend, expressed as an amount per Exchangeable Share multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding immediately prior to that record date, and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the date that is seven business days prior to that record date.

Ranking

In the event of a liquidation, dissolution or winding-up of Trinidad, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares with respect to payment of dividends and the distribution of assets among its shareholders and will rank rateably with each series of exchangeable shares of Trinidad with respect to any amount specified as being payable preferentially to the holders of such series.

Dividends

With respect to the payment of dividends, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares and will rank rateably with each other series of exchangeable shares of Trinidad with respect to any dividend specified as being payable preferentially to the holders of such series. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the board of directors of Trinidad. Trinidad does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the board of directors has the right, in its sole discretion, to do so. Any payment of dividends on the Exchangeable Shares will result in a downward adjustment of the Exchange Ratio.

Certain Restrictions

Subject to the provisions to be contained in the Shareholder Agreement, as long as any of the Exchangeable Shares are outstanding, Trinidad will not, without obtaining the approval of the holders of the Exchangeable Shares (as set forth below under the sub-heading "Amendment and Approval"), amend the articles or by-laws of Trinidad in any manner that would amend the rights or privileges of the holders of Exchangeable Shares other than to give effect to any adjustments required to maintain economic equivalency of the Exchangeable Shares with the Trust Units.

Liquidation of Trinidad

In the event of the liquidation, dissolution or winding-up of Trinidad or any other distribution of the assets of Trinidad among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive, for each Exchangeable Share held on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), an amount equal to the Exchange Ratio on the last business day prior to the Liquidation Date multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Liquidation Date (the "**Liquidation Amount**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Liquidation Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of Valiant Trust Company, the transfer agent for the Exchangeable Shares (the "**Exchangeable Shares Transfer Agent**"). Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Liquidation Call Right described below, Trinidad will deliver the Liquidation Amount in the form of Trust Units to such holder of Exchangeable Shares at the address recorded in Trinidad's Exchangeable Share register or will hold the Liquidation Amount in the form of Trust Units for pick-up by the holder of Exchangeable Shares at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders of Exchangeable Shares.

Upon the occurrence of a liquidation, dissolution or winding-up of Trinidad, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Liquidation Call Right**") to purchase all, but not less than all, of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at the last business day prior to the Liquidation Date) and, upon the exercise of the Liquidation Call Right and the acceptance by the Trust or Trinidad ExchangeCo of the offer made by Trinidad, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trinidad ExchangeCo, as applicable. The purchase by the Trust or Trinidad ExchangeCo of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right

will occur on the Liquidation Date and on payment of the Liquidation Amount for each Exchangeable Share, and Trinidad will have no obligation to pay any amount on account of the Liquidation Amount in respect of such Exchangeable Shares.

The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Upon the occurrence of an Exchange Rights Trigger Event (which includes any institution by, or consent of, Trinidad to bankruptcy, insolvency, dissolution or winding-up proceedings with respect to Trinidad (an "**Insolvency Event**"), and an election by the Trust and Trinidad ExchangeCo not to exercise the Liquidation Call Right, the Redemption Call Right (described below) or the Retraction Call Right (described below), collectively the "**Call Rights**"), the Exchangeable Shares Transfer Agent (or any successor trustee thereto) (the "**Trustee**") on behalf of the holders of the Exchangeable Shares will have the right (the "**Optional Exchange Right**") to require the Trust or Trinidad ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading "Voting and Exchange Trust Agreement – Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

In the event of any determination by the Trust to institute, or awareness by the Trust or Trinidad of any threatened, liquidation, dissolution or winding-up proceedings with respect to the Trust (a "**Trinidad Energy Liquidation Event**"), the Trust or Trinidad ExchangeCo will be required to purchase (the "**Automatic Exchange Right**") each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Trinidad Energy Liquidation Event, by exchanging each Exchangeable Share held by such holder of Exchangeable Shares for an amount equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Trinidad Energy Liquidation Event multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the sixth business day prior to the Trinidad Energy Liquidation Event, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the sixth business day prior to the Trinidad Energy Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Trinidad Energy Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon request by a holder of Exchangeable Shares and the surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trinidad ExchangeCo may reasonably require, the Trust or Trinidad ExchangeCo will deliver to such holder certificates representing the number of Trust Units which that holder is entitled to receive.

Retraction of Exchangeable Shares by Holders

Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time prior to the fifth anniversary of the issuance of the Exchangeable Shares to require Trinidad to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the Exchange Ratio on the last business day prior to the effective date of such retraction ("**Retraction Date**") multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Retraction Date (the "**Retraction Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Retraction Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to Trinidad or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed request for retraction ("**Retraction Request**") and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective on the Retraction Date. On or after the Retraction Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Retraction Call Right, Trinidad will deliver the

Retraction Price in the form of Trust Units to such holder at the address recorded in Trinidad's Exchangeable Share register or will hold the Retraction Price in the form of Trust Units for pick-up by the holder at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders.

When a holder requests that Trinidad redeem the Exchangeable Shares, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust or Trinidad ExchangeCo an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all, but not less than all, of the Exchangeable Shares that the holder has requested Trinidad to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Retraction Date.

At the time of the receipt of a Retraction Request by a holder of Exchangeable Shares, Trinidad will, within five business days, notify the Trust or Trinidad ExchangeCo by providing to the Trust and Trinidad ExchangeCo a copy of the Retraction Request. The Trust or Trinidad ExchangeCo must then advise Trinidad within four business days as to whether the Retraction Call Right will be exercised. The Exchangeable Shares that the holder has requested Trinidad to redeem will, on the Retraction Date, be purchased by the Trust or Trinidad ExchangeCo or redeemed by Trinidad, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

If, as a result of solvency provisions of applicable law, Trinidad is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Trinidad will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Trinidad will be deemed to have required the Trust or Trinidad ExchangeCo to purchase such unretracted Exchangeable Shares on the Retraction Date for an amount per Exchangeable Share equal to the Retraction Price pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right described below, Trinidad:

(a) will, on the fifth anniversary of the Arrow Closing (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last business day prior to the applicable Redemption Date (described below) by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the applicable Redemption Date (as that term is defined below) (the "**Redemption Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Redemption Date; and

(b) may, at any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 20% of the aggregate number of Exchangeable Shares issued in connection with the Arrow Acquisition (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo and as such percentage of shares may be adjusted as deemed appropriate by the board of directors of Trinidad to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all, but not less than all, of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Trinidad will, at least 25 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the redemption of the Exchangeable Shares by Trinidad, including the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right (as defined below). On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent, Trinidad will deliver the Redemption Price to the holder at the address of the holder recorded in Trinidad's security register or by holding the Redemption Price for pick-up by the holder at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trinidad ExchangeCo) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

Trinidad, as agent for the holders of Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Redemption Call Right**") to purchase, on any Redemption Date, all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trinidad ExchangeCo, as applicable. If either the Trust or Trinidad ExchangeCo exercises the Redemption Call Right, Trinidad's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Purchase for Cancellation

Subject to applicable law, Trinidad may, at any time and from time to time, purchase for cancellation all or any of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad and such holder may agree, or by tender to all holders of record of Exchangeable Shares then outstanding at any price per Exchangeable Share. If, pursuant to any invitation for tenders more Exchangeable Shares are tendered at acceptable prices than Trinidad is willing to purchase, the Exchangeable Shares shall be purchased by Trinidad on a pro rata basis. Trinidad, by notice from time to time to the Trust or Trinidad ExchangeCo, as applicable, shall be entitled to redeem all or any part of the Exchangeable Shares held by the Trust or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Optional Exchange Rights or the Automatic Exchange Rights in exchange for the delivery of Trust Units for the accounts of holders of Exchangeable Shares. The Exchangeable Shares shall be acquired by Trinidad in exchange for the issue by Trinidad to the Trust or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of such delivered Trust Units. All of such Exchangeable Shares redeemed by Trinidad in such manner shall be cancelled.

Voting Rights

The holders of the Exchangeable Shares are not entitled to receive notice of or to attend any meeting of the shareholders of Trinidad or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are entitled to certain voting rights in respect of matters to be brought before the holders of Trust Units, as described under the heading "Voting and Exchange Trust Agreement – Voting Rights". In addition, the Shareholder Agreement will contain certain agreements as to how the Exchangeable Shares will be voted, which are described under the heading "Shareholder Agreement".

Anti-Dilution

The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible into or exchangeable for, or carrying rights to purchase, Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast thereon (other than Exchangeable Shares beneficially owned by the Trust, Trinidad ExchangeCo, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than the Exchangeable Shares held by the Trust, Trinidad ExchangeCo or any of their subsidiaries and other affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than two business days later) as may be determined by the chairman at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than 66 2/3% of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Trinidad will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders

Exchangeable Shares will not be issued to a resident of any foreign country. Notwithstanding anything contained in the Exchangeable Share provisions, the obligation of the Trust or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Restrictions on Transfer

No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the board of directors of Trinidad. The Shareholder Agreement will specify certain circumstances in which such approval will be automatically provided.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a special voting unit (the "**Special Voting Unit**") to Valiant Trust Company, or any successor thereto (the "**Exchangeable Shares Trustee**"), for the benefit of the holders (other than the Trust and Trinidad ExchangeCo) of the Exchangeable Shares. The

Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Exchangeable Shares Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder of Exchangeable Shares is entitled to attend such meeting and personally exercise the votes associated with such holder's Exchangeable Shares, rather than instructing the Exchangeable Shares Trustee how to vote such shares.

The Exchangeable Shares Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, setting out the current Exchange Ratio, the related meeting materials and a statement as to the manner in which the holder may instruct the Exchangeable Shares Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Exchangeable Shares Trustee will also send to the holders copies of all information statements, interim and annual financial statements and their accompanying MD&A, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Exchangeable Shares Trustee by the Trust, the Exchangeable Shares Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Exchangeable Shares Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of Trinidad or the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) any circumstance in which the Trust and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

any such occurrence being an "**Exchange Rights Trigger Event**";

a holder of Exchangeable Shares will be entitled to instruct the Exchangeable Shares Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trinidad ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Exchange Rights Trigger Event, (ii) any event which will, with the passage of time or the giving of notice, become an Exchange Rights Trigger Event, or (iii) the election by the Trust or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by the Trust or Trinidad ExchangeCo, Trinidad will give notice thereof to the Exchangeable Shares Trustee. As soon as practicable thereafter, the Exchangeable Shares Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trinidad ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the

Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "**Exchange Price**"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, Trinidad is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trinidad ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust or Trinidad ExchangeCo will agree that:

(a) the Trust will, upon written request of a holder of Exchangeable Shares, provide such holder with a statement setting out the then current Exchange Ratio;

(b) they will take all actions and do all things necessary to ensure that Trinidad is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Trinidad, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Trinidad; and

(c) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Trinidad without the approval of the majority of the then outstanding Trust Units.

The Support Agreement will also provide that, without the prior approval of Trinidad and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units to be effected with the consent or approval of the Trinidad Board of Directors, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust and Trinidad ExchangeCo have agreed not to exercise any voting rights attached to the Exchangeable Shares owned by them or any of their subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

Shareholder Agreement

Trinidad Drilling Control Transaction

The Shareholder Agreement will create various rights and obligations among the parties thereto. In particular, if a Trinidad Drilling Control Transaction (as defined below) occurs, and the Board of Directors of Trinidad determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares, in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Trinidad Drilling Control Transaction in accordance with its terms, the holders of the Exchangeable Shares will agree that Trinidad may redeem such holders' Exchangeable Shares by following a procedure consistent with the procedures set forth under the heading "Redemption of Exchangeable Shares" (including, in such circumstances, the ability of the Trust and Trinidad ExchangeCo to purchase or acquire such Exchangeable Shares following a procedure consistent with the Redemption Call Rights). A "**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad or the Trust; provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

Voting Events

If an Exchangeable Share Voting Event is proposed, and the board of directors of Trinidad determines that the approval or consent of the holders of outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide, then the holders of the Exchangeable Shares agree to vote and/or consent to such Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad, other than an Exempt Exchangeable Share Voting Event.

If an Exempt Exchangeable Share Voting Event is proposed, the holders of the Exchangeable Shares agree to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

None of the provisions in respect of Exchangeable Share Voting Events or Exempt Exchangeable Share Voting Events shall operate to prevent the holders of Exchangeable Shares from exercising their rights of retraction pursuant to the Exchangeable Share provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

Permitted Transfers

The board of directors of Trinidad has agreed to approve any transfer of Exchangeable Shares which meets all of the following criteria: (a) the transferee is an Alberta resident; (b) the proposed transfer will not result in Trinidad becoming a "distributing corporation" for the purposes of the ABCA; (c) the proposed transfer is in accordance with applicable law; and (d) the transferee executes such documentation as is reasonably required by Trinidad such that the transferee becomes a party to, and is bound by, the Shareholder Agreement.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.54 per Trust Unit annually or approximately $0.045 per Trust Unit per month; however, on February 19, 2004, the Trust announced that, conditional upon the Arrow Closing, the Trust intends to increase its cash distribution to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow; however, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045

Notes:

(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

(2) On February 20, 2004, the Trust declared a $0.045 cash distribution for the month of February, 2004 to be paid on March 15, 2004 to Unitholders of record on February 29, 2004.

(3) On February 19, 2004, the Trust declared its intention, conditional upon the Arrow Closing, to increase distributions to $0.055 per Trust Unit per month ($0.66 per Trust Unit per annum), beginning with the payment by the Trust expected to be made on April 15, 2004 to Unitholders of record on March 31, 2004.

Purchasers of Trust Units pursuant to the Offering will not be eligible to receive the distribution that the Trust will pay to its Unitholders on March 15, 2004. Provided the Offering closes prior to March 28, 2004, purchasers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on March 31, 2004 will be eligible to receive the distribution expected by the Trust to be paid to its Unitholders on April 15, 2004. See "Recent Developments – Distribution Increase".

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated

Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of January 31, 2004, Trinidad had no outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The bank affiliated with TD Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans; and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder and to the holders of Exchangeable Shares qualified hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units or Exchangeable Shares, as the case may be, as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units or Exchangeable Shares, as the case may be, will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders or holders of Exchangeable Shares, other than traders or dealers in securities, whose Trust Units or Exchangeable Shares, as the case may be, might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units or Exchangeable Shares by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust

ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the

Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Investments are distributed to the Unitholder the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the adjusted cost base to the Trust of the Investments so distributed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

Exchangeable Shares

Under the terms of the Asset Purchase Agreement, Trinidad and Arrow have agreed to jointly execute and file an election (the "**Election**") pursuant to subsection 85(1) of the Tax Act, in compliance with the specific rules in the Tax Act. Arrow's adjusted cost base in respect of the Exchangeable Shares and Ancillary Rights (as hereinafter defined) issued to it in connection with the Asset Purchase Agreement will be determined in accordance with the Election.

Dividends received, or deemed to be received, on the Exchangeable Shares by a holder that is a corporation will be included in computing the corporation's income and normally will be deductible in computing its taxable income. A holder that is a "private corporation" as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing such shareholder's taxable income. Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. In the case of a holder of Exchangeable Shares that is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to Canadian resident individuals who receive taxable dividends from taxable Canadian corporations.

On the disposition of an Exchangeable Share and the corresponding Optional Exchange Rights and special voting rights, both under the Voting and Exchange Trust Agreement (collectively, the "**Ancillary Rights**"), by a holder thereof to the Trust or Trinidad ExchangeCo for Trust Units pursuant to any of the Call Rights or the Optional Exchange Right, the holder generally will realize a capital gain (or capital loss) equal to the aggregate of (a) the amount by which the fair market value of the Trust Units received by the holder on the disposition and (b) the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the holder at the time (the "**Dividend Amount**") exceeds (or is less than) the sum of (y) the adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights (determined immediately before the disposition) and (z) any reasonable costs of disposition.

Upon any other disposition, or deemed disposition, by a holder of Exchangeable Shares and Ancillary Rights (other than to Trinidad), the holder generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the sum of the holder's adjusted cost base of such Exchangeable Shares and Ancillary Rights (determined immediately before the disposition) and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. The taxation of capital gains and losses is discussed below.

On the redemption (including a retraction) of an Exchangeable Share by Trinidad, the holder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value, at that time of the Trust Units received by such holder from Trinidad on the redemption ("Redemption Proceeds"), plus the Dividend Amount, exceeds the paid-up capital of the Exchangeable Share at that time for the purposes of the Tax Act. The tax consequences arising from the deemed receipt of such dividends are discussed above. In the case of a holder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Shares.

On the redemption (including a retraction) of an Exchangeable Share by Trinidad, the holder also will be considered to have disposed of the Exchangeable Share and Ancillary Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The holder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the sum of the adjusted cost base to the holder of the Exchangeable Share and Ancillary Rights (determined immediately before the redemption) and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, including any dividend that is deemed to be received by the holder on the redemption, to the extent and under the circumstances described in the Tax Act.

Under the Tax Act, one half of any capital gain realized by a holder of Exchangeable Shares will be included in the holder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of an Exchangeable Share and Ancillary Rights must be deducted against any taxable gains realized by the holder in the taxation year of disposition, and may be deducted against any taxable gains realized in the three preceding taxation years or any subsequent taxation year.

The cost to a holder of the Trust Units received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with adjusted cost base of all other Trust Units held by such holder as capital property to determine the adjusted cost base to the holder of each Trust Unit.

Counsel expresses no opinion as to whether the Exchangeable Shares are qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education saving plans.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada. Details of all of the securities of the Trust held by the directors and officers of Trinidad are set forth under the heading "Directors and Officers" in the AIF.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE CORPORATION

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated March 3, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated February 7, 2003 except as to note 14 which is as of April 1, 2003.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Alberta
March 3, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated March 3, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Alberta
March 3, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated March 3, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**") in connection with the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("**Arrow**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of Arrow on the balance sheets as at June 30, 2003 and 2002 and the statements of income and retained earnings and cash flows for the three years ended June 30, 2003, 2002 and 2001. Our report is dated July 25, 2003.

(signed) "Ernst & Young LLP"
Chartered Accountants

Calgary, Alberta
March 3, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated March 3, 2004 relating to the issue and sale of 3,846,154 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

(signed) "Kingston Ross Pasnak LLP"
Chartered Accountants

Edmonton, Alberta
March 3, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro Forma Consolidated Financial Statements of the Trust as at and for the nine months ended September 30, 2003

2. Pro Forma Consolidated Financial Statements of the Trust for the 12 months ended December 31, 2002

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
(Unaudited)
September 30, 2003 and December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 3, 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at September 30, 2003 and unaudited pro forma consolidated statements of earnings for the nine months ended September 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at September 30, 2003 and for the nine months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003 and the unaudited financial statements of Saturn Drilling Inc. for the 12 months ended November 30, 2002, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003 and the unaudited financial statements of Bear Drilling Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. as at September 30, 2003 and for the nine months then ended and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2002, and found them to be in agreement.

5. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

6. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad" and "Arrow" as at September 30, 2003 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", and "Arrow" for the nine months ended September 30, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn & Arrow Pro Forma" to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear" and "Arrow" for the year ended December 31, 2002 and found the amounts in the column captioned "Trinidad, Bear, Saturn & Arrow Pro Forma" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

S:\DPData\WDP\Trinidad\Compilation report-Sep03.doc

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at September 30, 2003

(in thousands of dollars)

	Trinidad September 30, 2003 $	Arrow September 30, 2003 $	Pro forma adjustments $	Notes	Pro forma September 30, 2003 $
Assets					
Current assets					
Cash	2,392	2,443	(2,443)	2(e)	2,392
Accounts receivable	16,385	4,025	(4,025)	2(e)	16,385
Inventories	468	-	-		468
Prepaid expenses	167	92	(92)	2(e)	167
	19,412	6,560	(6,560)		19,412
Capital assets					
Fixed assets	97,610	9,874	35,126	2(e)	142,610
Other assets					
Goodwill			4,690	2 (e)	4,690
Deferred finance account	939	-	-		939
	117,961	16,434	33,256		167,651
Liabilities					
Current liabilities					
Operating line of credit	5,406	-	-		5,406
Accounts payable	6,464	6,577	(6,577)	2(e)	6,464
Current portion of long-term debt	148	-	-		148
	12,018	6,577	(6,577)		12,018
Long-term debt	42,033	-	3,600	2(e)	45,633
Future income taxes	3,293	1,754	2,936	2(e)	7,983
	57,344	8,331	(41)		65,634
Unitholders' Equity					
Unitholders' capital	55,329	4,737	23,163	2(e)	83,229
Exchangeable shares			13,500	2 (e)	13,500
Retained earnings	5,288	3,366	(3,366)	2 (e)	5,288
	60,617	8,103	33,297		102,017
	117,961	16,434	33,256		167,651

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2002

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2002 $	Saturn Twelve months ended November 30, 2002 $	Bear Twelve months ended December 31, 2002 $	Arrow Twelve months ended December 31, 2002 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, and Arrow Twelve month Pro forma $
Revenue							
Operating	27,490	6,958	16,053	18,255	-		68,756
Expenses							
Operating	18,945	3,600	11,028	13,129	-		46,702
Operating margin	8,545	3,358	5,025	5,126	-		22,054
General and administration	2,896	546	200	1,105	-		4,747
Management bonuses	-	1,846	-	6,360	(8,206)	2(a)	-
EBITDA (1)	5,649	966	4,825	(2,339)	8,206		17,307
Depreciation and amortization	2,158	772	1,930	1,294	520	2(b)	6,674
(Gain) loss on disposal of assets	-	(59)	(225)	(11)	-		(295)
Interest expense (income)	979	10	592	(66)	1,157	2(c)	2,672
Income (loss) before taxes and trust costs	2,512	243	2,528	(3,556)	6,529		8,256
Income taxes							
Current income taxes	115	34	32	(1,415)	1,584	2(d)	350
Future income taxes	648	11	897	-	1,049	2(d)	2,605
	763	45	929	(1,415)	2,633		2,955
Net income before trust costs	1,749	198	1,599	(2,141)	3,896		5,301
Trust re-organization expenses	819	-	-	-	-		819
Future income taxes – reorganization related	(325)	-	-	-	-		(325)
Net income after trust costs	1,255	198	1,599	(2,141)	3,896		4,807

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)

For the nine month period ended September 30, 2003

(in thousands of dollars)

	Trinidad Nine months ended September 30, 2003 $	Saturn January 1 to April 9, 2003 $	Bear Six months ended June 30, 2003 $	Arrow Nine months ended September 30, 2003 $	Pro forma Adjustment $	Notes	Trinidad, Bear, Saturn, and Arrow Nine months pro forma $
Revenue							
Operating	38,231	3,759	12,624	20,045	870	2(f)	75,529
Expenses							
Operating	25,268	1,842	7,400	13,847	600	2(f)	48,957
Operating margin	12,963	1,917	5,224	6,198	270		26,572
General and administration	3,036	150	309	1,031	39	2(f)	4,565
Management bonuses	-	-	709	4,000	(4,709)	2(a)	-
EBITDA (1)	9,927	1,767	4,206	1,167	4,940		22,007
Depreciation and amortization	3,315	231	1,419	1,011	1,874	2(b)	7,850
(Gain) loss on disposal of assets	-	(8)	11	(28)	-		(25)
Interest expense (income)	1,501	(6)	445	(29)	441	2(c)	2,352
Income (loss) before taxes	5,111	1,550	2,331	213	2,625		11,830
Income taxes							
Current income taxes	138	571	604	104	(1,146)	2(d)	271
Future income taxes	495	(3)	260	(23)	2,188	2(d)	2,917
	633	568	864	81	1,042		3,188
Net income	4,478	982	1,467	132	1,583		8,642

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

Trinidad Energy Services Income Trust

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
As at September 30, 2003

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Arrow Drilling Inc. ("Arrow), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The September 30, 2003 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the nine months ended September 30, 2003; the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003 and the unaudited financial statements of Arrow as at and for the nine months ended September 30, 2003. The December 31, 2002 unaudited pro forma consolidated statement of earnings has been prepared from Trinidad's audited consolidated financial statements for the year ended December 31, 2002, Saturn's unaudited financial statements for the twelve months ended November 30, 2002, Bear's unaudited financial statements for the year ended December 31, 2002 and Arrow's unaudited financial statements for the year ended December 31, 2002.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Arrow as described in Note 2 as if they had occurred on September 30, 2003. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2002. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2002.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2002. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	September 30 2003 $	December 31, 2002 $
Saturn	-	(1,846,000)
Bear	(709,000)	-
Arrow	(4,000,000)	(6,360,000)
	(4,709,000)	(8,206,000)

b) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, and Arrow's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	September 30, 2003 $	December 31, 2002 $
Saturn	164,000	(73,000)
Bear	(16,000)	144,000
Arrow	1,726,000	449,000
	1,874,000	520,000

c) During 2002 Trinidad restructured its credit facility to a $45.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Trinidad has an incremental draw down of approximately $3.6 million to be used toward the funding of the Arrow acquisition, reflecting the assumed number of exchangeable shares to be issued by a subsidiary of Trinidad as described in note 5 of the pro forma statements. Interest expense has been increased as follows to reflect the increase in debt as if it had been incurred on January 1, 2002.

	September 30, 2003 $	December 31, 2002 $
Increase in interest expense relating to Saturn acquisition	104,000	386,000
Increase in interest expense relating to Bear acquisition	134,000	473,000
Increase in interest expense relating to Arrow acquisition	203,000	298,000
	441,000	1,157,000

d) Current income tax expenses have been effected as follows:

	September 30, 2003 $	December 31, 2002 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	10,000	39,000
(Decrease) in current income tax due to trust structure	(571,000)	(34,000)
	(561,000)	5,000
Bear		
Increase in large corporation tax relating to Bear acquisition	47,000	95,000
(Decrease) in current income tax due to trust structure	(604,000)	(32,000)
	(557,000)	63,000
Arrow		
Increase in large corporation tax relating to Arrow acquisition	76,000	101,000
(Decrease) Increase in current income tax due to trust structure	(104,000)	1,415,000
	(28,000)	1,516,000
	(1,146,000)	1,584,000

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	September 30, 2003 $	December 31, 2002 $
Saturn	473,000	597,000
Bear	873,000	(195,000)
Arrow	842,000	647,000
	2,188,000	1,049,000

e) Arrow's purchase price allocation has been determined as follows:

Fixed Assets	45,000,000
Goodwill	4,690,000
Future income tax	(4,690,000)
	45,000,000

Financed as follows:	
New equity raised, net of issue costs	27,900,000
Exchangeable shares	13,500,000
Debt financing	3,600,000
	45,000,000

This offering is currently anticipated to close on March 15, 2004 to be priced at $7.80 per unit. Arrow is taking equity of 30% to 40% of the purchase price in exchangeable shares. It is assumed for the purpose of these pro forma statements that 30% of the purchase price is paid in exchangeable shares.

The underwriters of the trust unit offering have an option to acquire up to an additional 250,000 trust units at $7.80 per unit or $1.95 million less underwriters' fees. If this option is exercised in full, long-term debt would be reduced by proceeds received on the issuance of the additional trust units, net of any underwriters' fees.

f) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454,000
Debt financing	16,546,000
	41,000,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

g) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	17,500,000
Less: Minimum earnings Adjustment – January 1 to April 9, 2003	(900,000)
Add: Transaction costs	50,000
Adjusted purchase price	16,650,000
Financed as follows:	
New equity raised, net of issue costs	10,710,000
Debt financing	5,940,000
	16,650,000

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

3 Pro forma funds available for distribution and growth capital expenditures

Pro forma funds available for distribution and growth capital expenditures as follows for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002.

	September 30, 2003 $	December 31, 2002 $
Net income for the period:	8,642,000	4,807,000
Add (Deduct) non-cash items		
Trust reorganization expenses	-	819,000
Future income taxes – reorganization related	-	(325,000)
Depreciation and amortization	7,850,000	6,674,000
Future income taxes	2,917,000	2,605,000
(Gain) loss on disposal of assets	(25,000)	(295,000)
Funds from operations before trust reorganization	19,384,000	14,285,000

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds available for distributions and growth capital expenditures does not have a standardized meaning prescribed by GAAP; however, Trinidad computes funds available for distributions and growth capital expenditures on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material. Accordingly, distributions are not assured.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units and stock options outstanding as at September 30, 2003 and at December 31, 2002, plus the additional trust units issued in connection with the purchases of Saturn, Bear and Arrow.

For purposes of the pro forma statements, the trust units outstanding are as follows:

	September 30, 2003	December 31, 2002
Basic trust units outstanding – Trinidad	10,712,159	10,189,113
Trust units issued in connection with the Saturn acquisition	4,615,385	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	7,222,222	7,222,222
Trust units issued in connection with the Arrow acquisition	3,846,154	3,846,154
Pro forma basic trust units outstanding	26,395,920	25,872,874

Pro forma weighted average trust units outstanding do not reflect the issuance of trust units under the November 12, 2003 prospectus. The proceeds related thereto were for general corporate purposes, including the advancement of the Trinidad's ongoing capital program through the future construction and acquisition of two 3,500 metre telescopic drilling rigs.

5 Pro forma exchangeable shares

Trinidad will issue 1,730,769 exchangeable shares as partial consideration for Arrow. The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions. Arrow, has the option, until five business days prior to the closing date, to increase the level of exchangeable share consideration by $4.5M with a corresponding decrease in cash consideration.

	September 30, 2003	**December 31, 2002**
Exchangeable shares	1,730,769	1,730,769

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	September 30, 2003	**December 31, 2002**
Basic (1)	.31	.17
Diluted (2)	.30	.17

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at Sèptember 30, 2003 of 28,126,689 (December 31, 2002 - 27,603,643) which includes pro forma exchangeable shares.

(2) Diluted calculations include 565,532 additional trust units as at September 30, 2003 (December 31, 2002 - 21,101) for the dilutive impact of employee and directors rights and options using the treasury method.

FINANCIAL STATEMENTS OF ARROW DRILLING INC.

1. Unaudited Financial Statements of Arrow as at December 31, 2003 and June 30, 2003 and for the six month periods ended December 31, 2003 and 2002

2. Audited Financial Statements of Arrow as at June 30, 2003, June 30, 2002 and June 30, 2001

Financial Statements

Arrow Drilling Inc.

Unaudited

December 31, 2003

Arrow Drilling Inc.

BALANCE SHEET

As at Unaudited

	December 31, 2003 $	June 30, 2003 $
ASSETS		
Current		
Cash and short term deposits	**1,850,572**	3,741,120
Accounts receivable *[note 9]*	**3,458,261**	2,681,469
Work in progress	**610,845**	176,336
Due from affiliate *[note 8]*	**250,000**	—
Prepaid expenses	**17,539**	171,884
	6,187,217	6,770,809
Drilling rigs and equipment *[note 3]*	**9,502,386**	9,740,234
	15,689,603	16,511,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,107,307**	2,242,332
Major maintenance reserve	**273,491**	—
Income tax payable	**1,286,865**	13,694
Accrued shareholder managers' bonus	—	4,000,000
	3,667,663	6,256,026
Future income taxes *[note 6]*	**1,783,118**	1,807,794
Commitments *[note 10]*		
Shareholders' equity		
Share capital *[note 5]*	**5,636,500**	5,836,500
Retained earnings	**4,602,322**	2,610,723
	10,238,822	8,447,223
	15,689,603	16,511,043

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Six months ended December 31 Unaudited

	2003 $	2002 $
Operating revenue	**14,371,385**	8,475,794
Cost of operations	**9,745,449**	6,351,711
Gross margin	**4,625,936**	2,124,083
Expenses (income)		
Administrative *[note 8]*	**700,182**	521,204
Depreciation	**696,943**	658,315
Interest	**(1,852)**	(37,081)
Loss (gain) on sale of assets	**(17,852)**	2,556
	1,377,421	1,144,994
Income before income tax expense	**3,248,515**	979,089
Income tax expense *[note 6]*		
Current	**1,281,592**	402,245
Future	**(24,676)**	(20,186)
	1,256,916	382,059
Net income for the period	**1,991,599**	597,030
Retained earnings, beginning of period	**2,610,723**	2,347,580
Change in method of accounting for income taxes *[note 2]*	**—**	289,630
Retained earnings, end of period	**4,602,322**	3,234,240

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Six months ended December 31 Unaudited

	2003 $	2002 $
Operating activities		
Net income for the year	**1,991,599**	597,030
Add (deduct) non-cash items:		
Depreciation	**696,943**	658,315
Loss (gain) on sale of assets	**(17,852)**	2,556
Future income taxes	**(24,676)**	(20,186)
Cash flow from operations	**2,646,014**	1,237,715
Net change in non-cash working capital *[note 7]*	**(3,729,353)**	(7,342,121)
Cash provided used for operating activities	**(1,083,339)**	(6,104,406)
Investing activities		
Proceeds on sale of equipment	**8,000**	13,000
Purchase of equipment	**(470,709)**	(438,994)
Net change in non-cash working capital *[note 7]*	**(144,500)**	—
Cash used for investing activities	**(607,209)**	(425,994)
Financing activities		
Proceeds on issuance of Class D preferred shares	**2,400,000**	3,500,000
Redemption of Class D preferred shares	**(2,600,000)**	(1,500,000)
Cash provided by financing activities	**(200,000)**	2,000,000
Decrease in cash	**(1,890,548)**	(4,530,400)
Cash and short term deposits, beginning of period	**3,741,120**	4,719,258
Cash and short term deposits, end of period	**1,850,572**	188,858

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. These policies are the same as those outlined in the June 30, 2003 audited financial statements.

Revenue

Operating revenue is primarily recognized as services are rendered on a percentage of completion basis based upon agreed daily, hourly or job rates.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at December 31, 2003, no amounts represent short term deposits (June 30, 2003, $2,583,350 with maturity dates ranging from August 1, 2003 to October 1, 2003 and an interest rate of 3.05%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

2. CHANGE IN ACCOUNTING POLICY

Income Taxes

Effective July 1, 2002, the Company adopted the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accounts. Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability recorded using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result, the Company has recorded an adjustment to retained earnings and future income taxes, formerly the deferred tax liability, in the amount of $289,630 as at July 1, 2002.

Prior to July 1, 2002, the Company followed the deferral method of tax allocation accounting under which the provision for income taxes was based on the earnings reported in the accounts. This method made full provision for income taxes deferred as a result of timing differences between income per the financial statements and taxable income.

3. DRILLING RIGS AND EQUIPMENT

	December 31, 2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**17,260,513**	**7,828,501**	**9,432,012**
Vehicles	**175,715**	**135,999**	**39,716**
Computer equipment	**88,247**	**57,591**	**30,656**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	17,557,339	**8,054,953**	**9,502,386**

	June 30, 2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	16,840,202	7,147,341	9,692,861
Vehicles	160,715	141,878	18,837
Computer equipment	75,849	47,315	28,534
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	17,109,630	7,369,396	9,740,234

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

4. AVAILABLE LINE OF CREDIT

The Company had a demand operating line of credit available of $0 as at December 31, 2003 (June 30, 2003 - $1,000,000). At December 31, 2003 and June 30, 2003 there were no borrowings. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company had to meet certain financial and non-financial covenants.

5. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares; $100 par value
Unlimited number of non-voting redeemable and retractable Class C preferred shares; $1 par value
Unlimited number of non-voting redeemable Class D preferred shares; $1 par value

Issued

	December 31, 2003		June 30, 2003	
	Number	**$**	**Number**	**$**
Class A common	**9,600**	**960,000**	9,600	960,000
Class B common	**425**	**42,500**	425	42,500
Class D preferred	**4,634,000**	**4,634,000**	4,834,000	4,834,000
Total	**4,644,025**	**5,636,500**	4,844,025	5,836,500

During the six month period ended December 31, 2003, the Company redeemed 2,600,000 Class D shares at a cost of $2,600,000 and issued 2,400,000 Class D shares for proceeds of $2,400,000.

During the year ended June 30, 2003, the Company redeemed 1,500,000 Class D shares at a cost of $1,500,000 and issued 3,500,000 Class D shares for proceeds of $3,500,000.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the six month periods ended December 31, 2003 and the year ended June 30, 2003, no dividends were declared.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

6. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2003 $	2002 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 38.4% (2002 – 39.46%)	**1,247,430**	386,349
Change in tax expense resulting from:		
Non-deductible expenses	**5,470**	11,476
Other	**4,016**	(15,766)
Income tax expense	**1,256,916**	382,059

The future income tax liability is comprised of the tax effect of the following temporary differences:

	December 31, 2003 $	June 30, 2003 $
Future income tax assets		
Cumulative eligible capital	**(2,374)**	(2,177)
Benefit of losses carried forward	—	(1,466)
Future income tax liability		
Capital assets	**1,785,492**	1,811,437
Net future income tax liability	**1,783,118**	1,807,794

7. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Accounts receivable	**(776,793)**	(1,295,387)
Work in progress	**(434,509)**	(450,615)
Due from affiliate	**(250,000)**	—
Prepaid expenses	**449,303**	122,580
Accounts payable and accrued liabilities	**(135,025)**	185,507
Income tax recoverable/payable	**1,273,171**	455,794
Accrued shareholder managers' bonus	**(4,000,000)**	(6,360,000)
	(3,873,853)	(7,342,121)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

These changes related to the following activities:

	2003 $	2002 $
Operating activities	**(3,729,353)**	(7,342,121)
Investing activities	**(144,500)**	—
	(3,873,853)	(7,342,121)

Income taxes paid during the six months were $8,420 (2002 - $55,095 refund) and interest paid during the year was $2,276 (2002 - $552 refund).

8. RELATED PARTY TRANSACTION

During the six month period ended December 31, 2003, the Company was charged $75,000 (2002 - $75,000) in management fees by its parent company, Atlas Concrete Inc. ("Atlas") for administrative services performed on its behalf. The Company also paid $902 (2002 - $1,575) in equipment rental expenditures to a company controlled by Atlas.

These fees were incurred under normal business operations and were recorded at fair values.

The due from affiliate balance relates to a promissory note dated December 15, 2003 between the Company and Atlas, which bears interest at the prime rate.

9. FINANCIAL INSTRUMENTS

a) Credit Risk

100% of accounts receivable at December 31, 2003 were represented by five customers (June 30, 2003 – 98% were represented by five customers).

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, due from affiliate, accounts payable and accrued liabilities and income tax payable. The carrying value of these instruments approximates their fair value.

10. COMMITMENTS

The minimum rental payments under a long-term lease that expires on October 31, 2004 for office space is $39,176.

Financial Statements

Arrow Drilling Inc.

June 30, 2003

AUDITORS' REPORT

To the Shareholders of
Arrow Drilling Inc.

We have audited the balance sheets of **Arrow Drilling Inc.** as at June 30, 2003 and 2002 and the statements of income and retained earnings and cash flows for the three years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the three years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada
July 25, 2003

Chartered Accountants

Arrow Drilling Inc.

BALANCE SHEET

As at June 30

	2003 $	2002 $
ASSETS		
Current		
Cash and short term deposits	**3,741,120**	4,719,258
Accounts receivable *[note 9]*	**2,681,469**	1,582,804
Work in progress	**176,336**	84,105
Prepaid expenses	**171,884**	143,500
Income tax recoverable	**—**	58,126
	6,770,809	6,587,793
Drilling rigs and equipment *[note 3]*	**9,740,234**	9,767,777
	16,511,043	16,355,570
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,242,332**	1,724,576
Income tax payable	**13,694**	—
Accrued shareholder managers' bonus	**4,000,000**	6,360,000
	6,256,026	8,084,576
Future income taxes *[note 6]*	**1,807,794**	2,086,914
Commitments *[note 10]*		
Shareholders' equity		
Share capital *[note 5]*	**5,836,500**	3,836,500
Retained earnings	**2,610,723**	2,347,580
Total shareholders' equity	**8,447,223**	6,184,080
	16,511,043	16,355,570

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended June 30

	2003 $	2002 $
Operating revenue	**22,190,474**	25,116,656
Cost of operations	**15,692,439**	16,265,062
Gross margin	**6,498,035**	8,851,594
Expenses (income)		
Administrative *[note 8]*	**1,229,264**	1,296,319
Depreciation	**1,323,034**	1,250,522
Interest	**(52,413)**	(93,834)
Net gain on sale of assets	**(4,143)**	(16,234)
	2,495,742	2,436,773
Income before shareholder managers' bonus	**4,002,293**	6,414,821
Shareholder managers' bonus	**4,000,000**	6,360,000
Income before income tax expense	**2,293**	54,821
Income tax expense *[note 6]*		
Current	**18,270**	15,000
Future	**10,510**	60,510
	28,780	75,510
Net loss for the year	**(26,487)**	(20,689)
Retained earnings, beginning of year	**2,347,580**	2,368,269
Change in method of accounting for income taxes *[note 2]*	**289,630**	—
Retained earnings, end of year	**2,610,723**	2,347,580

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Year ended June 30

	2003 $	2002 $
Operating activities		
Net loss for the year	**(26,487)**	(20,689)
Add (deduct) non-cash items:		
Depreciation	**1,323,034**	1,250,522
(Gain) on sale of assets	**(4,143)**	(16,234)
Future income taxes	**10,510**	60,510
Cash flow from operations	**1,302,914**	1,274,109
Net change in non-cash working capital *[note 7]*	**(2,552,237)**	1,415,027
Cash provided by (used for) operating activities	**(1,249,323)**	2,689,136
Investing activities		
Proceeds on sale of equipment	**71,500**	16,236
Purchase of equipment	**(1,362,848)**	(1,439,543)
Net change in non-cash working capital *[note 7]*	**(437,467)**	68,860
Cash used for investing activities	**(1,728,815)**	(1,354,447)
Financing activities		
Proceeds on issuance of Class D preferred shares	**3,500,000**	3,750,000
Redemption of Class D preferred shares	**(1,500,000)**	(3,750,000)
Proceeds on issuance of Class B common shares	**—**	8,500
Cash provided by financing activities	**2,000,000**	8,500
Increase (decrease) in cash	**(978,138)**	1,343,189
Cash and short term deposits, beginning of year	**4,719,258**	3,376,069
Cash and short term deposits, end of year	**3,741,120**	4,719,258

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March, 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue

Operating revenue is primarily recognized as services are rendered on a percentage of completion basis based upon agreed daily, hourly or job rates.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at June 30, 2003, $2,583,350 are short term deposits with maturity dates ranging from August 1, 2003 to October 1, 2003 and an interest rate of 3.05% (2002 - $4,231,957 with interest rates ranging from 2.20% to 2.50%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. CHANGE IN ACCOUNTING POLICY

Income Taxes

Effective July 1, 2002, the Company adopted, retroactively without restatement, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accounts. Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability recorded using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result, the Company has recorded an adjustment to retained earnings and future income taxes, formerly the deferred tax liability, in the amount of $289,630 as at July 1, 2002.

Prior to July 1, 2002, the Company followed the deferral method of tax allocation accounting under which the provision for income taxes was based on the earnings reported in the accounts. This method made full provision for income taxes deferred as a result of timing differences between income per the financial statements and taxable income.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

3. DRILLING RIGS AND EQUIPMENT

	2003		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**16,840,202**	**7,147,341**	**9,692,861**
Vehicles	**160,715**	**141,878**	**18,837**
Computer equipment	**75,849**	**47,315**	**28,534**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	17,109,630	**7,369,396**	**9,740,234**

	2002		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	15,633,297	5,979,826	9,653,471
Vehicles	182,172	114,249	67,923
Computer equipment	83,016	36,635	46,381
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	15,931,349	6,163,572	9,767,777

4. AVAILABLE LINE OF CREDIT

The Company has a demand operating line of credit available of $1,000,000 (2002 - $1,500,000) with interest at the bank's prime rate. At June 30, 2003 and 2002 there were no borrowings under this line of credit. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company must meet certain financial and non-financial covenants.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

5. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares; $100 par value
Unlimited number of non-voting redeemable and retractable Class C preferred shares; $1 par value
Unlimited number of non-voting redeemable Class D preferred shares; $1 par value

Issued

	2003		2002	
	Number	**$**	**Number**	**$**
Class A common	**9,600**	**960,000**	9,600	960,000
Class B common	**425**	**42,500**	425	42,500
Class D preferred	**4,834,000**	**4,834,000**	2,834,000	2,834,000
Total	**4,844,025**	**5,836,500**	2,844,025	3,836,500

During the year ended June 30, 2003, the Company redeemed 1,500,000 Class D shares at a cost of $1,500,000 and issued 3,500,000 Class D shares for proceeds of $3,500,000.

During the year ending June 30, 2002, the Company redeemed 3,750,000 Class D shares at a cost of $3,750,000 and issued 3,750,000 Class D shares for proceeds of $3,750,000. In addition, during the year ended June 30, 2002 the Company issued 85 Class B common shares for proceeds of $8,500.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the years ended June 30, 2003 and 2002, no dividends were declared.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

6. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2003 $	2002 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 39.46% (2002 - 42.28%)	**905**	23,178
Change in tax expense resulting from:		
Non-deductible expenses	**25,337**	36,679
Other	**2,538**	15,653
Income tax expense	**28,780**	75,510

The future income tax liability at June 30, 2003 is comprised of the tax effect of the following temporary differences:

	2003 $	2002 $
Future income tax assets		
Cumulative eligible capital	**(2,177)**	—
Benefit of losses carried forward	**(1,466)**	—
Future income tax liability		
Capital assets	**1,811,437**	2,086,914
Net future income tax liability	**1,807,794**	2,086,914

7. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Accounts receivable	**(1,098,665)**	2,451,618
Work in progress	**(92,231)**	(8,321)
Prepaid expenses	**(28,384)**	(59,947)
Accounts payable and accrued liabilities	**517,756**	(514,658)
Income tax recoverable/payable	**71,820**	(144,805)
Accrued shareholder managers' bonus	**(2,360,000)**	(240,000)
	(2,989,704)	1,483,887

These changes related to the following activities:

	2003 $	2002 $
Operating activities	(2,552,237)	1,415,027
Investing activities	(437,467)	68,860
	(2,989,704)	1,483,887

Income taxes paid during the year were $2,353 (2002 - $86,680) and interest paid during the year was $1,855 (2002 - $nil).

8. RELATED PARTY TRANSACTION

During the year, the Company was charged $150,000 (2002 - $150,000) in management fees by its parent company, Atlas Concrete Inc. ("Atlas") for administrative services performed on its behalf. The Company also paid $29,774 (2002 - $13,191) in equipment rental expenditures to a company controlled by Atlas.

These fees were incurred under normal business operations and were recorded at fair values.

9. FINANCIAL INSTRUMENTS

a) Credit Risk

Approximately 98% of accounts receivable at June 30, 2003 were represented by five customers (2002 – 97% were represented by three customers).

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, accounts payable, income tax payable/recoverable, and accrued shareholder managers' bonus. The carrying value of these instruments approximates their fair value.

10. COMMITMENTS

The minimum rental payments under a long-term lease for office space are as follows:

	$
2004	47,012
2005	39,176
	86,188

11. SUBSEQUENT EVENT

Subsequent to June 30, 2003, the Company passed a resolution to redeem 1.1 million Class D preferred shares at $1 per share.

Financial Statements

Arrow Drilling Inc.

June 30, 2002

Arrow Drilling Inc.

BALANCE SHEET

As at June 30

	2002 $	2001 $
ASSETS		
Current		
Cash and short term deposits	**4,719,258**	3,376,069
Accounts receivable	**1,582,804**	4,034,422
Work in progress	**84,105**	75,784
Prepaid expenses	**143,500**	83,553
Income tax recoverable	**58,126**	—
Total current assets	**6,587,793**	7,569,828
Drilling rigs and equipment *[note 2]*	**9,767,777**	9,578,758
	16,355,570	17,148,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**1,724,576**	2,239,234
Income tax payable	—	86,679
Accrued shareholder managers' bonus	**6,360,000**	6,600,000
Total current liabilities	**8,084,576**	8,925,913
Deferred income taxes	**2,086,914**	2,026,404
Commitments *[note 9]*		
Shareholders' equity		
Share capital *[note 4]*	**3,836,500**	3,828,000
Retained earnings	**2,347,580**	2,368,269
Total shareholders' equity	**6,184,080**	6,196,269
	16,355,570	17,148,586

See accompanying notes

On behalf of the Board:

(signed) "Gerald A. Berkhold"
Director

(signed) "William P. Semnovitch"
Director

Arrow Drilling Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended June 30

	2002 $	2001 $
Operating revenue	**25,116,656**	26,328,151
Cost of operations	**16,265,062**	17,084,127
Gross margin	**8,851,594**	9,244,024
Expenses (income)		
Administrative *[note 7]*	**1,296,319**	1,277,008
Depreciation	**1,250,522**	1,112,640
Interest	**(93,834)**	(127,573)
Net gain on sale of assets	**(16,234)**	(15,788)
	2,436,773	2,246,287
Income before shareholder managers' bonus	**6,414,821**	6,997,737
Shareholder managers' bonus	**6,360,000**	6,600,000
Income before income tax expense	**54,821**	397,737
Income tax expense *[note 5]*		
Current	**15,000**	81,313
Deferred	**60,510**	106,696
	75,510	188,009
Net (loss) income for the year	**(20,689)**	209,728
Retained earnings, beginning of year	**2,368,269**	2,419,791
Dividends declared on Class A common shares	—	(261,250)
Retained earnings, end of year	**2,347,580**	2,368,269

See accompanying notes

Arrow Drilling Inc.

STATEMENT OF CASH FLOWS

Year ended June 30

	2002 $	2001 $
Operating activities		
Net (loss) income for the year	**(20,689)**	209,728
Add (deduct) non-cash items:		
Depreciation	**1,250,522**	1,112,640
Gain on sale of assets	**(16,234)**	(15,788)
Deferred income taxes	**60,510**	106,696
Cash flow from operations	**1,274,109**	1,413,276
Net change in non-cash working capital *[note 6]*	**1,415,027**	682,175
Cash provided by operating activities	**2,689,136**	2,095,451
Investing activities		
Proceeds on sale of equipment	**16,236**	193,465
Purchase of equipment	**(1,370,683)**	(1,675,125)
Sale of investment	**—**	261,250
Cash used for investing activities	**(1,354,447)**	(1,220,410)
Financing activities		
Proceeds on issuance of Class D preferred shares	**3,750,000**	2,100,000
Redemption of Class D preferred shares	**(3,750,000)**	(2,250,000)
Dividends declared on Class A common shares	**—**	(261,250)
Proceeds on issuance of Class B common shares	**8,500**	34,000
Cash provided by (used for) financing activities	**8,500**	(377,250)
Increase in cash	**1,343,189**	497,791
Cash and short term deposits, beginning of year	**3,376,069**	2,878,278
Cash and short term deposits, end of year	**4,719,258**	3,376,069

See accompanying notes

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arrow Drilling Inc. (the "Company") is a privately owned company incorporated on December 16, 1994 under the Alberta Business Corporations Act and commenced active operations in March, 1995. Its principal business activity is the operation of oil and gas drilling rigs in Western Canada.

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue

Operating revenue is primarily recognized as services are rendered on a percentage of completion basis based upon agreed daily, hourly or job rates.

Cash and short term deposits

Short term deposits consist of term deposits which are readily convertible into cash. Of the total cash and short term deposits at June 30, $4,231,957 are short term deposits with maturity dates ranging from July 3, 2002 to Sept. 17, 2002 and interest rates ranging from 2.20 to 2.50% (2001 - $3,185,040 with interest rates ranging from 4.00% to 4.25%).

Work in progress

Work in progress represents unbilled time and services and is stated at estimated net realizable value.

Drilling rigs and equipment

Drilling rigs and equipment are stated at cost. Depreciation is provided on the straight-line basis at rates calculated to amortize the cost of the assets over their estimated useful lives as follows:

Drilling rigs and equipment	12 years
Vehicles and computer equipment	3 years
Leasehold improvements and office equipment	5 years

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

Income taxes

The Company follows the deferred tax allocation method of accounting under which the income tax provision is based on the earnings reported in the accounts. Under this method, the Company makes full provision for income taxes deferred as a result of claiming capital cost allowance in excess of the amounts provided for depreciation in the accounts.

Stock option plan

The Company has a stock option plan which is described in note 4. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

2. DRILLING RIGS AND EQUIPMENT

	2002		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	**15,633,297**	**5,979,826**	**9,653,471**
Vehicles	**182,172**	**114,249**	**67,923**
Computer equipment	**83,016**	**36,635**	**46,381**
Office equipment	**26,324**	**26,323**	**1**
Leasehold improvements	**6,540**	**6,539**	**1**
	15,931,349	**6,163,572**	**9,767,777**

	2001		
	Cost $	Accumulated Depreciation $	Net Book Value $
Drilling rigs and equipment	14,598,043	5,118,582	9,479,461
Vehicles	167,035	110,842	56,193
Computer equipment	81,575	38,473	43,102
Office equipment	26,324	26,323	1
Leasehold improvements	6,540	6,539	1
	14,879,517	5,300,759	9,578,758

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

3. AVAILABLE LINE OF CREDIT

The Company has a demand operating line of credit available of $1,500,000 with interest at the bank's prime rate. At June 30, 2002 and 2001 there were no borrowings under this line of credit. Borrowing under the line of credit is collateralized by a general assignment of book debts and general security agreement. Under the terms of the facility, the Company must meet certain financial and non-financial covenants.

4. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares with $100 par value
Unlimited number of non-voting Class B common shares
Unlimited number of non-voting redeemable and retractable Class C preferred shares
Unlimited number of non-voting redeemable Class D preferred shares

Issued

	2002		2001	
	Number	$	Number	$
Class A	**9,600**	**960,000**	9,600	960,000
Class B	**425**	**42,500**	340	34,000
Class D	**2,834,000**	**2,834,000**	2,834,000	2,834,000
Total	**2,844,025**	**3,836,500**	2,843,940	3,828,000

During the year ending June 30, 2002, the Company redeemed 3,750,000 Class D shares at a cost of $3,750,000 and issued 3,750,000 Class D shares for proceeds of $3,750,000. In addition, during the year ended June 30, 2002 the Company issued 85 Class B common shares for proceeds of $8,500.

During the year ending June 30, 2001, the Company redeemed 2,250,000 Class D shares at a cost of $2,250,000 and issued 2,100,000 Class D shares for proceeds of $2,100,000. In addition, during the year ended June 30, 2001 the Company issued 340 Class B common shares for proceeds of $34,000.

Holders of the Class D preferred shares are entitled to receive dividends at a rate as determined by the directors of the Company. During the year ended June 30, 2002, no dividends were declared.

Arrow Drilling Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

Stock options

The Company has a stock option plan for senior management. Under the terms of the plan, option holders may purchase shares at a cost of $100 per share for a period of 5 years from the date at which the options vest.

There were no options outstanding for the year ended June 30, 2002.

5. INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the combined Canadian statutory federal and provincial corporate income tax rates due to the following items.

	2002 $	2001 $
Income tax expense based on the combined Canadian federal and provincial income tax rate of 42.28% (2001 - 43.62%)	**23,178**	173,493
Change in tax expense resulting from:		
Non-deductible expenses	**36,679**	14,167
Capital gain on sale of assets	—	70,072
Other	**15,653**	(69,723)
Income tax expense	**75,510**	188,009

6. CHANGE IN NON-CASH WORKING CAPITAL

	2002 $	2001 $
Accounts receivable	**2,451,618**	(1,998,851)
Work in progress	**(8,321)**	(22,146)
Prepaid expenses	**(59,947)**	(41,884)
Accounts payable and accrued liabilities	**(514,658)**	210,460
Income tax recoverable/payable	**(144,805)**	65,925
Accrued shareholder managers bonus	**(240,000)**	2,589,046
	1,483,887	802,550

These changes related to the following activities:

	2002 $	2001 $
Operating activities	**1,415,027**	682,175
Investing activities	**68,860**	120,375
	1,483,887	802,550

Income taxes paid during the year were $86,680 (2001 - $52,614).

7. RELATED PARTY TRANSACTION

During the year, the Company was charged $150,000 (2001 - $150,000) in management fees by its parent company for administrative services performed on its behalf.

8. FINANCIAL INSTRUMENTS

a) Credit Risk

Approximately 97% of accounts receivable at June 30, 2002 (2001 – 99%) were represented by three customers.

The Company's revenues are from customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash and short term deposits, accounts receivable, prepaid expenses, accounts payable and accrued shareholder managers' bonus. The carrying value of these instruments approximates their fair value.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

9. COMMITMENTS

The minimum rental payments under a long-term lease for office space are as follows:

	$
2003	39,947
2004	39,947
2005	13,316
	93,210

FINANCIAL STATEMENTS OF BEAR DRILLING LTD.

1. Audited Financial Statements of Bear Drilling Ltd. as at April 30, 2003, April 30, 2002 and April 30, 2001

Financial Statements of

Bear Drilling Ltd.

April 30, 2003

Index to Financial Statements

BEAR DRILLING LTD.
April 30, 2003

2900 Bell Tower

10104-103 Avenue

Edmonton, Alberta

T5J 0H8

Tel: 780.424.3000

Fax: 780.429.4817

www.krpgroup.com


KRP
LLP
KINGSTON•ROSS•PASNAK

An independent member firm of


DFK

July 10, 2003
Edmonton, Alberta

Auditors' Report

To the directors of Bear Drilling Ltd.:

We have audited the balance sheets of Bear Drilling Ltd. as at April 30, 2003, as at April 30, 2002 and as at April 30, 2001 and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2003, as at April 30, 2002 and as at April 30, 2001 and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.



Kingston Ross Pasnak LLP
Chartered Accountants

Statement of Income and Retained Earnings

BEAR DRILLING LTD.
Year ended April 30, 2003

	2003	Restated Note 2 2002	Restated Note 2 2001
REVENUE	$18,600,645	$18,317,805	$13,751,209
EXPENSES			
Operating	12,115,527	11,592,337	8,403,517
Amortization	2,171,587	1,678,548	1,302,348
General and administrative	1,078,079	2,254,073	1,220,683
Interest on long-term debt	573,904	599,937	481,583
Other interest	126,464	32,055	95,144
	16,065,561	16,156,950	11,503,275
INCOME FROM OPERATIONS	2,535,084	2,160,855	2,247,934
OTHER INCOME			
Gain on disposal of equipment	224,693	6,136	8,000
INCOME BEFORE INCOME TAXES	2,759,777	2,166,991	2,255,934
INCOME TAXES			
Current	91,764	17,468	14,167
Future	836,289	707,629	981,906
	928,053	725,097	996,073
NET INCOME	**1,831,724**	**1,441,894**	**1,259,861**
RETAINED EARNINGS, AS PREVIOUSLY REPORTED	4,635,140	3,193,246	1,917,439
RESTATEMENT RELATED TO PREVIOUS YEAR (Note 2)	-	-	15,946
RETAINED EARNINGS, END OF YEAR	**$6,466,864**	**$4,635,140**	**$3,193,246**

BEAR DRILLING LTD.
April 30, 2003

	2003	Restated Note 2 2002	Restated Note 2 2001
ASSETS			
CURRENT ASSETS			
Cash	$ -	$ -	$ 223,283
Accounts receivable	8,902,280	4,852,448	3,980,889
Accounts receivable from related parties (Note 3)	2,441	2,600	891
Prepaid expenses	188,281	127,563	21,550
	9,093,002	4,982,611	4,226,613
CAPITAL ASSETS (Note 4)	25,875,836	19,845,704	15,864,659
	$34,968,838	$24,828,315	$20,091,272
LIABILITIES AND SHAREHOLDERS 'EQUITY			
CURRENT LIABILITIES			
Bank indebtedness (Note 5)	$2,709,375	$358,012	$ -
Accounts payable and accrued liabilities (Note 6)	3,358,222	1,718,541	2,541,687
Accounts payable to related parties (Note 3)	974,652	1,849,521	1,211,323
Income taxes payable	13,320	5,908	11,614
Salary payable	216,250	510,000	156,000
Current portion of long-term debt	55,422	53,795	2,061,962
Advances from related party (Note 7)	933,300	285,480	-
Bank loans (Note 8)	13,422,253	2,876,242	-
Shareholders' loans (Note 9)	2,601,934	2,556,954	1,955,834
	24,284,728	10,214,453	7,938,420
LONG-TERM DEBT (Note 10)	104,025	-	-
BANK LOANS (Note 8)	-	6,701,791	6,390,303
FUTURE INCOME TAXES	4,113,120	3,276,830	2,569,202
	28,501,873	20,193,074	16,897,925
SHARE CAPITAL			
Authorized (Note 11)			
Issued:			
100 Class A voting shares	100	100	100
1 Class B voting, non-cumulative, redeemable preferred share, redeemable for $1	1	1	1
RETAINED EARNINGS	6,466,864	4,635,140	3,193,246
	6,466,965	4,635,241	3,193,347
	$34,968,838	$24,828,315	$20,091,272

APPROVED BY THE BOARD

"Allan Sawin" Director

"Adrian LaChance" Director

Statement of Cash Flows

BEAR DRILLING LTD.
Year ended April 30, 2003

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts from customers	$14,549,539	$17,441,888	$12,143,018
Cash paid to suppliers and employees	(12,863,231)	(13,783,371)	(6,619,698)
Interest received	1,433	2,648	625
Interest paid	(700,368)	(631,992)	(576,727)
Income taxes paid	(4,381)	(23,174)	(3,018)
	982,992	3,005,999	4,944,200
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of capital assets	(8,581,651)	(5,711,957)	(8,204,508)
Proceeds on disposal of capital assets	604,625	58,500	33,000
	(7,977,026)	(5,653,457)	(8,171,508)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from related parties	96,220	837,080	(585,186)
Proceeds from bank loans	7,059,447	3,613,263	5,500,000
Repayment of bank loans	(3,109,576)	(2,433,700)	(1,221,355)
Advances from shareholders	596,580	49,520	-
	4,642,671	2,066,163	3,693,459
NET INCREASE (DECREASE) IN CASH	(2,351,363)	(581,295)	466,151
CASH (DEFICIENCY), BEGINNING OF YEAR	(358,012)	223,283	(242,868)
CASH (DEFICIENCY), END OF YEAR	**$ (2,709,375)**	**$ (358,012)**	**$ 223,283**

BEAR DRILLING LTD.
April 30, 2003

Note 1
Significant Accounting Policies

Significant accounting policies observed in the preparation of the financial statements are summarized below. These policies are in accordance with Canadian generally accepted accounting principles.

General

The company is incorporated under the Business Corporations Act of Alberta and its principal business activity is oil well servicing and drilling.

Capital Assets

Capital assets are recorded at cost. The company provides amortization on its capital assets using the following methods and rates:

	Methods	Rates
Rigs and rig equipment	Straight-line	15 yrs
Mobile and office equipment	Diminishing balance	20%
Automotive equipment	Diminishing balance	30%
Computer equipment	Diminishing balance	30%

Future Income Taxes

The company follows the future tax method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying value of assets and liabilities and their tax basis. Future income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when enacted. The future income tax balance arises from capital cost allowance claimed for tax purposes in excess of amortization deducted from accounting income.

Statement of Cash Flows

The company is using the direct method in its presentation of the Statement of Cash Flows.

Financial Instruments

The company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable, amounts due from (to) related parties, amounts due to shareholders and long-term debt. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2
Change in Accounting Policies

Effective in 2003, the company has prospectively changed the classification of its demand capital loan as required by the CICA under EIC-122 "Balance Sheet Classification of Callable Debt and Debt Obligations to be Refinanced". Under this new standard, the classification of callable debt obligations as current liability reflects the creditors' legal right pursuant to credit facilities to demand payment of the debt regardless of repayment schedule and compliance with covenants. As at April 30, 2003, the company is in compliance with the terms and conditions under its credit facilities.

Although the demand bank loan is classified on the balance sheet as a current liability, due to its demand nature, it is subject to repayment terms extending beyond the current year, as set out in Note 8. Also, the amounts due to related parties referred to in Note 7, have been reclassified as current.

Effective May 1, 2002, the company adopted the new accounting recommendation of the CICA for accounting for income taxes using the asset and future liability method. The new method was applied retroactively with restatement of the 2002 and 2001 financial statements. For 2002 and 2001, the company followed the deferral method of accounting for the tax effect on timing differences between taxable income and income recorded in the financial statements. The change has been applied retroactively with restatement, resulting in a cumulative increase to the opening balance of retained earnings of 2001 of $15,946, an increase in net income for 2001 of $37,727 and a corresponding decrease in the liabilities of $53,673, related to the change from deferred to future tax.. For 2002, net income has increased by $191,371 with a corresponding decrease in liabilities, related to the change from deferred to future tax.

Note 3
Related Party Trade Accounts

Amounts included in the related party trade accounts arose in the normal course of operations and are subject to the same terms as other third party trade accounts.

Note 4
Capital Assets

			2003	2002	2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
Rigs and rig equipment	$33,043,363	$7,188,025	$25,855,338	$19,827,253	$15,846,460
Mobile and office equipment	15,235	7,573	7,662	6,320	5,136
Automotive equipment	7,979	6,063	1,916	2,737	3,910
Computer equipment	27,537	16,617	10,920	9,394	9,153
	$33,094,114	$7,218,278	$25,875,836	$19,845,704	$15,864,659

Amortization provided for in the current year totaled $2,171,587; (2002 - $1,678,548, 2001 - $1,302,340).

BEAR DRILLING LTD.
April 30, 2003

Note 5
Bank Indebtedness

	2003	2002	2001
Current account, cheques written in excess of bank balance	$ 779,375	$308,012	$ -
Operating loan	1,930,000	50,000	-
	$2,709,375	$358,012	$ -

The operating loan is due on demand, bears interest at prime plus 0.25%, and is secured by a general security agreement with a fixed charge on rigs, the postponement of claims by specific related parties, and an assignment of insurance.

Note 6
Accounts Payable

Included in accounts payable is $1,265,736 (2002 - $1,926) payable to suppliers who have registered a general security agreement against specific rig equipment. Scheduled payments will reduce this balance to NIL by December 2003 at which time the company will be able to discharge the encumbrances.

Note 7
Advances From Related Party

	2003	2002	2001
Advances From Related Party			
Embee Consulting Ltd. non-interest bearing	$933,300	$285,480	$ -

Embee Consulting Ltd. is a company related by virtue of common shareholders. All advances are unsecured, due on demand and have no specified terms of repayment.

BEAR DRILLING LTD.
April 30, 2003

Note 8
Bank Loans

	2003	2002	2001
Bank loan payable issuance #1, blended monthly payment of $80,100, interest at prime plus 0.5%, due May 2005	$1,452,886	$2,313,988	$3,126,849
Bank loan payable issuance #2, blended monthly payment of $110,900, interest at prime plus 0.5%, due February 2006	3,116,925	4,265,477	5,325,416
Bank loan payable issuance #3, blended monthly payment of $60,000, interest at prime plus 0.5%, due December 2006	1,361,685	1,998,568	-
Bank loan payable issuance #4 blended monthly payment of $23,500, interest at prime plus 0.5%, due May 2006	762,862	1,000,000	-
Bank loan payable issuance #5 blended monthly payment of $26,500, interest at prime plus 0.5%, due December 2007	1,318,707	-	-
Bank loan payable issuance #6 blended monthly payment of $106,350, interest at prime plus 0.5%, due April 2007	5,409,188	-	-
	13,422,253	9,578,033	8,452,265
Principal amounts included in current liabilities	13,422,253	2,876,242	2,061,962
	$ -	$6,701,791	$6,390,303

The debt is secured by a general security agreement with a fixed charge on rigs, the postponement of claims by specific related parties and an assignment of insurance.

Scheduled principal repayments due in future years are as follows:

2004	$ 4,888,200
2005	4,090,488
2006	2,330,621
2007	1,480,172
2008	632,772
	$13,422,253

BEAR DRILLING LTD.
April 30, 2003

Note 9
Shareholders' Loans

	2003	2002	2001
Promissory note bearing interest at prime plus 1%	$1,770,834	$1,770,834	$1,770,834
Non-interest bearing advances	831,100	234,520	185,000
Advances, interest at prime	-	551,600	-
	$2,601,934	$2,556,954	$1,955,834

The advances are due on demand and have no specified terms of repayment. One of the shareholders has secured their loan in the amount of $2,160,834 with a general security agreement.

Note 10
Long-Term Debt

	2003	2002	2001
Finance contract payable in monthly payments of $4,802 including interest. Total finance charges on the 36 month contract equal $4,579. The principal amount is due February, 2006, secured by equipment with a book value of $184,800.	$159,447	$53,795	$ -
Principal amounts included in current liabilities	55,422	53,795	-
	$104,025	$ -	$ -

Principal amounts due in future years are as follows:

2004	$ 55,422
2005	56,278
2006	47,747
	$159,447

BEAR DRILLING LTD.
April 30, 2003

Note 11
Share Capital

Authorized:
20,000 Class A voting shares
Unlimited Class B voting, non-cumulative, redeemable preferred shares
Unlimited Class H non-voting, cumulative, redeemable preferred shares

Note 12
Related Party Transactions

	2003	2002	2001
Included in the financial statements are the following items:			
Charges by related parties:			
Supplies, included in operating expenses	$ 945,138	$ 819,531	$ 323,140
Equipment rental, included in operating expenses	$ 724,159	$ 809,073	$ 295,634
Office and shop rental, included in operating expenses	$ 10,272	$ -	$ -
Interest, included in interest on long-term debt	$ 96,911	$ 135,081	$ 147,101
Interest, included in other interest	$ -	$ 30,483	$ 38,436
Management fees, included in general and admin expenses	$1,001,356	$1,578,500	$1,008,800
Capital assets purchased from related parties	$ 115,880	$ 23,864	$ 271,591
Capital assets sold to related parties	$ 475,000	$ -	$ -

All transactions are made with companies related by virtue of common shareholders, with the exception of interest included in interest on long term debt, which was charged by a shareholder. The above transactions occurred in the normal course of operations and are recorded at the exchange amount.

Note 13
Income Taxes

Reconciliation of income tax expense
The company is subject to corporate income taxes at a combined federal and provincial rate of approximately 38.42% (2002 – 40.92%, and 2001 – 44.12%) on its taxable income. The current income tax provision, due to the differences between accounting income and taxable income is as follows:

	2003	2002	2001
Anticipated tax expense based on combined federal and provincial rates	$1,059,754	$886,299	$995,318
Impact of the following differences between accounting income and taxable income:			
Capital cost allowance claimed in excess of amortization	(995,903)	(892,296)	(550,348)
Accounting gains on disposals of capital assets	(63,163)	(1,874)	(1,178)
Loss carry forward set up (applied)	(5,223)	6,102	(448,141)
Non deductible meals and entertainment expense	4,535	1,769	4,349
Current income taxes	-	-	-
Large corporation capital tax	91,764	17,468	14,167
Current income tax provision	**$ 91,764**	**$ 17,468**	**$ 14,167**

Future taxes consist of the following:

	2003	2002	2001
Opening temporary differences	$8,007,895	$5,823,215	$3,557,364
Increase in undepreciated capital cost during the year	3,332,352	1,796,366	5,629,769
Increase in net book value during the year	6,030,132	3,981,046	6,877,159
Decrease in loss carry forward	-	-	1,018,461
Current change in temporary differences	2,697,780	2,184,680	2,265,851
Total temporary differences	$10,705,675	$8,007,895	$5,823,215
Rate applied	38.42%	40.92%	44.12%
Future tax liability	**$ 4,113,120**	**$ 3,276,830**	**$2,569,202**

Note 14
Comparative Figures

Certain of the comparative figures have been reclassified to confirm to the current year's presentation.

Note 15
Subsequent Event

In July 2003, the company sold substantially all of its rigs and rig equipment to a third party for total proceeds of approximately $41,000,000. The assets were not reflected as held for sale in the 2003 statements and the operating results were not separately presented as discontinued operations.

FINANCIAL STATEMENTS OF SATURN DRILLING INC.

1. Unaudited Financial Statements of Saturn Drilling Inc. as at February 28, 2003 and February 28, 2002
2. Audited Financial Statements of Saturn Drilling Inc. as at May 31, 2002

Saturn Drilling Inc.

Financial Statements
(Unaudited)
February 28, 2003

Saturn Drilling Inc.

Balance Sheet
(Unaudited)
As at February 28, 2003

	$
Assets	
Current assets	
Cash	720,549
Accounts receivable	2,839,471
Prepaid expenses	178,752
	3,738,772
Capital assets (note 3)	2,847,366
Future income taxes (note 7)	35,500
	6,621,638
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	901,165
Bonus payable	1,003,235
Term loan (note 5)	420,000
Advances from related companies (note 6)	3,205,074
	5,529,474
Shareholders' Equity	
Share capital (note 8)	75
Retained earnings	1,092,089
	1,092,164
	6,621,638

Approved by the Board of Directors

(signed) "T.W. Graham", Director

(signed) "R.J. Graham", Director

Saturn Drilling Inc.

Statement of Earnings and Retained Earnings
(Unaudited)

	Nine-month period ended February 28,	
	2003 $	**2002** $
Revenue		
Operating	6,160,103	7,535,356
Expenses		
Operating	3,220,402	3,619,631
General and administrative	300,656	291,117
	3,521,058	3,910,748
	2,639,045	3,624,608
Other income (expenses)		
Management bonuses	(1,003,235)	(2,805,044)
Depreciation and amortization	(549,061)	(538,488)
Interest expense	(21,355)	(43,233)
Interest income	22,762	14,977
Gain (loss) on sale of capital assets	8,015	(1,731)
	(1,542,874)	(3,373,519)
Earnings before income taxes	1,096,171	251,089
Income taxes		
Current	378,025	35,009
Future	4,200	12,700
	382,225	47,709
Net earnings for the period	713,946	203,380
Retained earnings – Beginning of period	378,143	173,032
Retained earnings – End of period	1,092,089	376,412

Saturn Drilling Inc.

Statement of Cash Flows
(Unaudited)

	Nine-month period ended February 28,	
	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net earnings for the period	713,946	203,380
Items not affecting cash		
Depreciation and amortization	549,061	538,488
(Gain) loss on sale of capital assets	(8,015)	1,731
Future income taxes	4,200	12,700
	1,259,192	756,299
Net change in non-cash operating working capital	(1,967,831)	(165,627)
	(708,639)	590,672
Financing activity		
Payments on term loan	(233,333)	(233,333)
Payment to related parties	(43,221)	-
	(276,554)	(233,333)
Investing activity		
Purchase of capital assets	(970,620)	(301,453)
Proceeds from sale of capital assets	34,718	
	(935,902)	(301,453)
Decrease in cash for the period	(1,921,095)	55,886
Cash* – Beginning of period	2,641,644	1,717,021
Cash* – End of period	720,549	1,772,907

* Cash includes cash and highly liquid short-term investments

Excluded from the statement of cash flows are the following non cash transactions:

Bonus payable	(1,777,932)	(570,363)
Advances from related companies	1,777,932	570,363

Supplemental information (note 10)

1 Nature of operations

Saturn Drilling Inc. (the "company") is a privately owned company incorporated under the Alberta Business Corporations Act which operates an oil well drilling business in Alberta.

2 Significant accounting policies

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Drilling equipment	25%
Automotive equipment	30%

Financial instruments

The company's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable and short-term loan. It is management's opinion that the company is not exposed to significant interest, currency, or credit risks other than debt which varies with prime and for a 1% change in prime, earnings would be affected by approximately $5,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Income taxes

The company follows the liability method of accounting for income tax in accordance with the Canadian Institute of Chartered Accountants standard. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

3 Capital assets

		February 28, 2003	
	Cost $	**Accumulated amortization** $	**Net** $
Office equipment	42,652	33,810	8,842
Drilling equipment	9,278,757	6,489,092	2,789,665
Automotive equipment	124,310	75,451	48,859
	9,445,719	6,598,353	2,847,366

4 Operating loan

The company has an unused operating line of credit for the lesser of 67% of accounts receivable, and $700,000 bearing interest at prime plus ½% at TD CanadaTrust which is secured under a general security agreement.

5 Term loan

	February 28, 2003 $
TD CanadaTrust, term loan (a)	420,000

a) The term loan provided financing of $1,400,000. The facility is repayable with principal instalments of $46,667 October to March each fiscal year, and a final payment of $373,331 on March 1, 2003. The facility bears interest at prime plus 1.5% charged monthly. The facility matures on March 1, 2003 and is secured under a general security agreement on all present and after acquired property with a specific assignment of Rig 3, assignment of insurance on Rig #3 and assignment of life insurance on managing shareholder.

The outstanding term loan was repaid on March 1, 2003.

6 Advances from related companies

	February 28, 2003 $
Advances from corporate shareholders	
Dunbar Rig Consultants Ltd.	1,068,358
286598 Alberta Ltd.	1,068,358
281037 Alberta Ltd.	1,068,358
	3,205,074

The advances are non-interest bearing, have no fixed repayment terms, and are due on demand.

7 Income taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial small business rate of 35.00% (2002 - 17.62%) to future taxable income as follows:

	February 28, 2003 $	February 28, 2002 $
Net income before tax	1,096,171	251,089
Tax expense at statutory rate	380,810	44,242
Non-deductible expenses	1,415	3,467
Total tax expense	382,225	47,709

The asset for future income taxes on the company's balance sheet is comprised of a temporary difference to undepreciated capital cost in excess of net book value in the amount of $35,500.

8 Share capital

Authorized

Unlimited number of Class A common voting shares
Unlimited number of Class B common non-voting shares
Unlimited number of Class C preferred non-voting shares
Unlimited number of Class D preferred voting shares
Unlimited number of Class E preferred voting, redeemable, non-cumulative 8% shares
Unlimited number of Class F preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class G preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class H and I preferred non-voting, redeemable, cumulative 10% shares

Issued and outstanding

	$
75 Class A common shares	75

9 Commitments

The company is required to make annual office rental payments of $10,816 until July 2003.

10 Supplemental information

	February 28, 2003 $	February 28, 2002 $
Change in non-cash operating working capital		
Accounts receivable	(2,316,570)	(730,839)
Prepaids	(136,053)	6,596
Bonus payable	(317,316)	572,816
Accounts payable	802,108	(14,200)
	(1,967,831)	(165,627)

During the year, the company had cash flows arising from interest and income taxes paid as follows:

	February 28, 2003 $	February 28, 2002 $
Interest paid	23,188	44,639
Income taxes paid	33,810	30,562

11 Subsequent Events

On April 10, 2003 Saturn Drilling Inc. sold its operating assets to Trinidad Drilling Ltd. The sale includes three drilling rigs, drill pipe, spare parts and other miscellaneous inventory items. The purchase price of these assets was $17.5 million.

Saturn Drilling Inc.

Financial Statements
May 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Auditors' Report

To the Directors of
Saturn Drilling Inc.

We have audited the balance sheet of **Saturn Drilling Inc.** as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
February 7, 2003

S:\DPData\WDP\Trinidad\Auditors Rpt Saturn_May 2002.doc

Saturn Drilling Inc.
Balance Sheet
As at May 31, 2002

	$
Assets	
Current assets	
Cash	2,641,644
Accounts receivable	522,901
Prepaid expenses	42,699
	3,207,244
Capital assets (note 3)	2,452,508
Future income taxes (note 7)	39,700
	5,699,452
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	99,057
Bonus payable	3,098,481
Term loan (note 5)	653,333
Advances from related companies (note 6)	1,470,363
	5,321,234
Shareholders' Equity	
Share capital (note 8)	75
Retained earnings	378,143
	378,218
	5,699,452

Approved by the Board of Directors

(signed) "T.W. Graham", Director

(signed) "R.J. Graham", Director

Saturn Drilling Inc.

Statement of Earnings and Retained Earnings

For the year ended May 31, 2002

	$
Revenue	
Operating	9,017,896
Expenses	
Operating	4,319,300
General and administrative	530,726
	4,850,026
	4,167,870
Other income (expenses)	
Shareholders' bonuses	(3,100,737)
Depreciation and amortization	(820,388)
Interest	(51,165)
Gain on sale of capital assets	57,240
	(3,915,050)
Earnings before income taxes	252,820
Income taxes	
Current	35,009
Future	12,700
	47,709
Net earnings for the year	205,111
Retained earnings – Beginning of year	173,032
Retained earnings – End of year	378,143

Saturn Drilling Inc.

Statement of Cash Flows

For the year ended May 31, 2002

	$
Cash provided by (used in)	
Operating activities	
Net earnings for the year	205,111
Items not affecting cash	
Depreciation and amortization	820,388
Gain on sale of capital assets	(57,240)
Future income taxes	12,700
	980,959
Net change in non-cash operating working capital	1,476,741
	2,457,700
Financing activity	
Payments on term loan	(280,000)
Investing activities	
Advances to related companies	(900,000)
Purchase of capital assets	(453,679)
Sale of capital assets	100,602
	(1,253,077)
Increase in cash for the year	924,623
Cash* – Beginning of year	1,717,021
Cash* – End of year	2,641,644

* Cash includes cash and highly liquid short-term investments

Excluded from the statement of cash flows are the following non-cash transactions:

Bonus payable	(570,363)
Advances to related companies	570,363

Supplemental information (note 10)

1 Nature of operations

Saturn Drilling Inc. (the "company") is a privately owned company incorporated under the Alberta Business Corporations Act which operates an oil well drilling business in Alberta.

2 Significant accounting policies

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Drilling equipment	25%
Automotive equipment	30%

Financial instruments

The company's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable and short-term loan. It is management's opinion that the company is not exposed to significant interest, currency, or credit risks other than debt which varies with prime and for a 1% change in prime, earnings would be affected by approximately $5,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Income taxes

The company follows the liability method of accounting for income tax in accordance with the Canadian Institute of Chartered Accountants standard. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

3 Capital assets

	Cost $	Accumulated amortization $	Net $
Office equipment	42,652	32,250	10,402
Drilling equipment	8,355,479	5,952,780	2,402,699
Automotive equipment	103,670	64,263	39,407
	8,501,801	6,049,293	2,452,508

4 Operating loan

The company has an unused operating line of credit for the lesser of 67% of accounts receivable and $700,000 bearing interest at prime plus ½% at TD CanadaTrust Bank which is secured under a general security agreement.

5 Term loan

	$
TD CanadaTrust, term loan (a)	653,333

a) The term loan provided financing of $1,400,000. The facility is repayable with principal instalments of $46,667 October to March each fiscal year, and a final payment of $373,331 on March 1, 2003. The facility bears interest at prime plus 1.5% charged monthly. The facility matures on March 1, 2003 and is secured under a general security agreement on all present and after acquired property with a specific assignment of Rig #3 (with a net book value of $965,177), assignment of insurance on Rig #3 and assignment of life insurance on managing shareholder.

Principal payments due within the next year are as follows:

	$
2003	653,333

6 Advances from related companies

	$
Advances from corporate shareholders	
Dunbar Rig Consultants Ltd.	490,121
286598 Alberta Ltd.	490,121
281037 Alberta Ltd.	490,121
	1,470,363

The advances are non-interest bearing, have no fixed repayment terms, and are due on demand.

7 Income taxes

The company retroactively adopted the liability method of accounting for income taxes in accordance with the Canadian Institute of Chartered Accountants new standard. The effect of the change on the May 31, 2001 financial statements was to decrease future income tax asset by $9,300 and decrease retained earnings by $9,300.

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial small business rate of 17.62% to future taxable income as follows:

	$
Net income before tax	252,820
Tax expense at statutory rate	44,547
Non-deductible expenses	3,162
Total tax expense	47,709

The asset for future income taxes on the company's balance sheet is comprised of a temporary difference of undepreciated capital cost in excess of net book value in the amount of $39,700.

8 Share capital

Authorized

Unlimited number of Class A common voting shares
Unlimited number of Class B common non-voting shares
Unlimited number of Class C preferred non-voting shares
Unlimited number of Class D preferred voting shares
Unlimited number of Class E preferred voting, redeemable, non-cumulative 8% shares
Unlimited number of Class F preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class G preferred non-voting, redeemable, non-cumulative 8% shares
Unlimited number of Class H and I preferred non-voting, redeemable, cumulative 10% shares

Issued and outstanding

	$
75 Class A common shares	75

9 Commitments

The company is required to make annual office rental payments of $10,816 until July 2003.

10 Supplemental information

	$
Change in non-cash operating working capital	
Accounts receivable	877,960
Prepaids	(4,524)
Bonus payable	1,436,616
Accounts payable	(833,311)
	1,476,741

During the year, the company had cash flows arising from interest and income taxes paid as follows:

	$
Interest paid	56,415
Income taxes paid	36,959

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: March 3, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) "Michael E. Heier"
Chairman and Chief Executive Officer

By: (signed) "Brent J. Conway"
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) "Kevin A. Bennett"
Director

By: (signed) "Peter J. Gross"
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) "Michael E. Heier"
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: March 3, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) "Jason Holtby"

CIBC WORLD MARKETS INC.

By: (signed) "Arthur Korpach"

HAYWOOD SECURITIES INC.

By: (signed) "David McGorman"

TD SECURITIES INC.

By: (signed) "Gregory B. Saksida"

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) "Kurt Molnar"

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File: 191656

March 3, 2004

TRANSMITTED VIA SEDAR

The securities regulatory authorities
in each of the provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust - Short Form Prospectus dated March 3, 2004

We refer to the short form prospectus of Trinidad Energy Services Income Trust dated March 3, 2004 (the "Prospectus") relating to the offering of 3,846,154 Trust Units for aggregate gross proceeds of $30,000,001. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm's name on the cover page and under the heading "Interests of Experts" and to the references to our firm's name and our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,

MACLEOD DIXON LLP

"Macleod Dixon LLP"

3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
Telephone: (403) 267-8222 Fax: (403) 264-5973 Website: www.macleoddixon.com

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

March 3, 2004

Reference: 84185/36

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

RE: Short Form Prospectus of Trinidad Energy Services Income Trust (the "Trust")

We refer to the final short form prospectus dated March 3, 2004 (the "Prospectus") of the Trust relating to the offering of 3,846,154 trust units of the Trust.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Interests of Experts" and to the use of our firm name and reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions set forth above or that is within our knowledge as a result of the services we performed in connection with the Prospectus.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

(signed)
"Blake, Cassels & Graydon LLP"

30562620.1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated March 3, 2004 relating to the sale and issue of 3,846,154 trust units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the use in the Prospectus of our report dated February 7, 2003 to the directors of Saturn Drilling Inc. ("Saturn") on the following financial statements of Saturn:

- Balance sheet as at May 31, 2002;
- Statements of earnings and retained earnings and cash flows for the year then ended.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 3, 2004

S:\DPData\WDP\Trinidad\Saturn Trust Consent_Mar-04.doc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated March 3, 2004 relating to the sale and issue of 3,846,154 trust units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the incorporation by reference in the Prospectus of our report dated February 7, 2003 except as to note 14 which is as of April 1, 2003 to the unitholders of the Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of operations and retained earnings and cash flows for each of the years then ended.

We also consent to the inclusion in the Prospectus of our report dated March 3, 2004 to the Trustee of the Trust on the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Trust for the nine month period ended September 30, 2003 and for the year ended December 31, 2002.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 3, 2004

S:\DPData\WDP\Trinidad\Trinidad Trust Consent Mar04.doc

2900 Bell Tower
10104-103 Avenue
Edmonton, Alberta
T5J 0H8
Tel: 780.424.3000
Fax: 780.429.4817
www.krpgroup.com

An independent member firm of 

KRP LLP
KINGSTON•ROSS•PASNAK

K. M. Pasnak CA, Partner
Direct Line: (780) 420-4758
E-mail: kpasnak@krpgroup.com

March 3, 2004

To the Securities Regulatory Authorities in each
of the Provinces of Canada

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated March 3, 2003 relating to the sale and issue of 3,846,154 Trust Units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the use in the Prospectus of our report dated July 10, 2003 to the directors of Bear Drilling Ltd. in the following financial statements:

- Balance sheet as at April 30, 2003, April 30, 2002 and April 30, 2001
- Statements of income and retained earnings and cash flows for the years ended April 30, 2003, 2002 and 2001.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.



Kingston Ross Pasnak LLP
Chartered Accountants

KMP/sgf/KMP193270

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
1000 Ernst & Young Tower
440 2 Avenue SW
Calgary, Alberta, Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

March 3, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers
The Office of the Administrator under the *Security Frauds Prevention Act* (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Dear Sirs and Mesdames:

Re: Trinidad Energy Services Income Trust (the "Trust")

We refer to the short form prospectus of the Trust dated March 3, 2004 (the "Prospectus") relating to the sale and distribution of 3,846,154 trust units of the Trust in connection with the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("Arrow").

We consent to the use, in the above-mentioned short form prospectus, of our report dated July 25, 2003, to the Shareholders of Arrow, on the following financial statements:

Balance sheets as at June 30, 2003 and 2002;

Statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2003.

We report that we have read the Prospectus and all information specifically included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated March 3, 2004.

DATED at Calgary, Alberta this March 4, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00615446

New
Nouveau  **Brunswick**

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2004-30104

Final prospectus dated:2004/03/03

This is to certify that **Trinidad Energy Services Income Trust** has/have made application to the Administrator under the *Security Frauds Prevention Act* for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the *Security Frauds Prevention Act*, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2004/03/04

This Certificate expires 2005/03/04

By Order of the Administrator under the *Security Frauds Prevention Act*

"Andrew Nicholson"

Deputy Administrator, Capital Markets

SEDAR PROJECT#615446

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

Receipt for (Final) Short Form Prospectus dated **March 3rd, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **4th** day of **March, 2004**.

"Frank A. Mader"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**615446**



Direction du marché
des capitaux

800, square Victoria, 22e étage,
C.P. 246, Tour de la Bourse,
Montréal (Québec) H4Z 1G3

Tél. : (514) 940-2150
Télécopieur (514) 873-6155

Montréal, le 11 mars 2004

Projet SEDAR : 615446

Dossier :*Trinidad Energy Services Income Trust*

Madame,
Monsieur,

Veuillez ignorer l'envoi 15 envoyé le 9 mars 2004, cet envoi n'est pas conforme.

Nous nous excusons des inconvénients que cet erreur a pu créer.

Veuillez agréer, Madame, Monsieur, l'expression de nos sentiments les meilleurs.

Direction du marché des capitaux.


AUTORITÉ
DES MARCHÉ
FINANCIERS

Direction du marché
des capitaux

800, square Victoria, 22e étage,
C.P. 246, Tour de la Bourse,
Montréal (Québec) H4Z 1G3

Tél. : (514) 940-2150
Télécopieur (514) 873-6155

Montreal, March 11, 2004

SEDAR #615446

FILE : *Trinidad Energy Services Income Trust*

Dear Sir,

Please disregard submission number 15 filed March 9, 2004 this submission was filed incorrectly.

We apologize for any inconvenience.

Sincerely yours,

Marché des capitaux

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

DÉCISION N° : 2004-MC-0763

NUMÉRO DE PROJET SÉDAR: 615446

DOSSIER N° : 20865

Objet : Trinidad Energy Services Income Trust
Demande de visa

Vu la demande présentée le 23 février 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 4 mars 2004 de Trinidad Energy Services Income Trust concernant le placement de 6 403 846 parts de fiducie à 7,80 $ la part.

Le visa prend effet le 4 mars 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

SR/sv

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 • Télécopieur : (514) 873-6155

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, March 11, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES EXECUTIVE APPOINTMENT

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("Trinidad") is pleased to announce the appointment of Mr. James L. (Jim) Rathwell as General Manager, Well Services Division effective March 8, 2004. Jim will report directly to Mr. Lyle Whitmarsh, President.

Mr. Rathwell has over 30 years of experience in the oil and gas industry. Most recently, Mr. Rathwell held the position of President & CEO of Bowridge Resource Group Inc., in which he was the founding shareholder. Bowridge was a successful energy services company specializing in well testing and services and production rentals. The company successfully completed 7 acquisitions during Mr. Rathwell's tenure and became a publicly traded oil & gas service company listed on the TSE. Mr. Rathwell's background and experience includes extensive and successful management of service businesses to the oil and gas industry. He has a strong understanding of the energy service industry and a solid background of ever increasing responsibility. Mr. Rathwell has also worked in International locations and throughout North America. Trinidad is very pleased that Jim has agreed to become part of the Trinidad team and is looking forward to utilizing his skills within the Well Servicing Division.

Mr. Rathwell is a graduate of The University of Calgary and has a Bachelor of Commerce degree, Majoring in Finance and Management. He is a member of the Petroleum Society CIM.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 23 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

AUTORITÉ
DES MARCHÉS
FINANCIERS

Direction du marché
des capitaux

DÉCISION N° : 2004-MC-0846

NUMÉRO DE PROJET SÉDAR: 615446

DOSSIER N° : 20865

Objet : Trinidad Energy Services Income Trust
Demande de visa

Vu la demande présentée le 23 février 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 4 mars 2004 de Trinidad Energy Services Income Trust concernant le placement de 4 096 154 parts de fiducie à 7,80 $ la part et de 2 307 692 actions échangeables.

Le visa prend effet le 4 mars 2004.

Cette décision annule et remplace la décision n° 2004-MC–0763 datée du 4 mars 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

SR/sv

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: MONDAY, MARCH 15, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST CONFIRMS DISTRIBUTION INCREASE, CLOSES ARROW ACQUISITION AND $32.0 MILLION FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of substantially all of the assets of Arrow Drilling Inc. ("Arrow"). Such assets include five double drilling rigs and three single drilling rigs; the doubles have depth ratings up to 2,600 metres while the singles have depth ratings up to 1,400 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. The $45 million purchase price has been adjusted downward to $43,930,777 to reflect the positive change in Arrow's working capital from February 1, 2004 to March 15, 2004. The purchase price was paid by the issuance of 2,307,692 exchangeable shares in Trinidad Drilling Ltd. at a price of $7.80 per exchangeable share, and $25,930,779 in cash to Arrow. Each exchangeable share is exchangeable, without the payment of any consideration, into one trust unit of Trinidad Energy Services Income Trust (the "Exchange Ratio") at any time prior to March 15, 2009. The exchangeable shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, including the distribution to be made to unitholders of record on March 31, 2004, subsequent to closing and prior to the exchange of such exchangeable shares.

Rig Valuation

The rigs were acquired from Arrow at a cost of $37.9 million, or $4.7 million per rig. The acquisition cost reflects incremental inventory of $6.0 million dollars and is after the deduction of positive working capital which accrued to Trinidad. Trinidad has always engaged independent third parties to ensure that the appraised value of any rigs being acquired support the purchase price. The Arrow rigs have an approximate fair market value of $39.0 million and a current replacement cost of $40.0 million.

Trust Unit Financing

Concurrently with the closing of the acquisition of Arrow's assets, Trinidad closed its previously announced equity financing of 4,096,154 trust units, including 250,000 trust units issued upon the exercise of the underwriters' option, at a price of $7.80 per trust unit for total gross proceeds of $31,950,001. The offering was completed by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., Haywood Securities Inc., TD Securities Ltd. and First Associates Investments Inc.

Distribution Increase

The Trust is pleased to confirm a distribution increase to $0.055 per trust unit per month ($0.66 per trust unit per annum), effective for the unitholders of record on March 31, 2004.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. Trinidad has 31 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have recently been retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: MONDAY, MARCH 15, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST CONFIRMS DISTRIBUTION INCREASE, CLOSES ARROW ACQUISITION AND $32.0 MILLION FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of substantially all of the assets of Arrow Drilling Inc. ("Arrow"). Such assets include five double drilling rigs and three single drilling rigs; the doubles have depth ratings up to 2,600 metres while the singles have depth ratings up to 1,400 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. The $45 million purchase price has been adjusted downward to $43,930,777 to reflect the positive change in Arrow's working capital from February 1, 2004 to March 15, 2004. The purchase price was paid by the issuance of 2,307,692 exchangeable shares in Trinidad Drilling Ltd. at a price of $7.80 per exchangeable share, and $25,930,779 in cash to Arrow. Each exchangeable share is exchangeable, without the payment of any consideration, into one trust unit of Trinidad Energy Services Income Trust (the "Exchange Ratio") at any time prior to March 15, 2009. The exchangeable shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, including the distribution to be made to unitholders of record on March 31, 2004, subsequent to closing and prior to the exchange of such exchangeable shares.

Rig Valuation

The rigs were acquired from Arrow at a cost of $37.9 million, or $4.7 million per rig. The acquisition cost reflects incremental inventory of $6.0 million dollars and is after the deduction of positive working capital which accrued to Trinidad. Trinidad has always engaged independent third parties to ensure that the appraised value of any rigs being acquired support the purchase price. The Arrow rigs have an approximate fair market value of $39.0 million and a current replacement cost of $40.0 million.

Trust Unit Financing

Concurrently with the closing of the acquisition of Arrow's assets, Trinidad closed its previously announced equity financing of 4,096,154 trust units, including 250,000 trust units issued upon the exercise of the underwriters' option, at a price of $7.80 per trust unit for total gross proceeds of $31,950,001. The offering was completed by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., Haywood Securities Inc., TD Securities Ltd. and First Associates Investments Inc.

Distribution Increase

The Trust is pleased to confirm a distribution increase to $0.055 per trust unit per month ($0.66 per trust unit per annum), effective for the unitholders of record on March 31, 2004.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. Trinidad has 31 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have recently been retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

TRINIDAD ENERGY SERVICES INCOME TRUST

- and -

TRINIDAD DRILLING LTD.

- and –

TRINIDAD EXCHANGE CORP.

- and –

VALIANT TRUST COMPANY

VOTING AND EXCHANGE TRUST AGREEMENT

March 15, 2004

VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT made as of the 15th day of March, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS pursuant to an asset purchase agreement (the "**Asset Purchase Agreement**") dated as of February 19, 2004 between Trinidad Drilling and Arrow Drilling Inc. ("**Arrow**"), it was agreed that Trinidad Drilling would issue exchangeable shares, Series A ("**Exchangeable Shares**") to Arrow in partial payment for the purchase of substantially all of the assets of Arrow, and that it was necessary to enter into a voting and exchange trust agreement (this "**Agreement**" or the "**Voting and Exchange Trust Agreement**") governing the exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time.

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions** ") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this voting and exchange trust agreement (the "**Agreement**") in order to give effect to the exchange rights and voting rights attaching to the Exchangeable Shares;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by the Exchange Ratio on the record date established for a Trinidad Meeting or Trinidad Consent.

(d) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(e) "**Asset Purchase Agreement**" means the asset purchase agreement between Arrow and Trinidad Drilling dated February 19, 2004.

(f) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(g) "**Automatic Exchange Rights**" means the benefit of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as defined in Subsection 5.12(c).

(h) "**Beneficiary Votes**" has the meaning given to that term in Section 4.2.

(i) "**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Trinidad Energy and Trinidad ExchangeCo.

(j) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(k) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(l) "**Call Rights**" has the meaning given to that term in the Share Provisions.

(m) "**Current Market Price** " has the meaning given to that term in the Share Provisions.

(n) "**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

(o) "**Exchange Rights** " has the meaning given to that term in Subsection 5.1(a).

(p) "**Exchange Rights Trigger Event**" has the meaning to that term in Subsection 5.1(a).

(q) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series A, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth in the Share Provisions.

(r) "**Indemnified Parties**" has the meaning given to that term in Section 8.1.

(s) "**Insolvency Event**" means the institution by Trinidad Drilling of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Trinidad Drilling to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Trinidad Drilling to contest in good faith any such proceedings commenced in respect of Trinidad Drilling within 30 days of becoming aware thereof, or the consent by Trinidad Drilling to the filing of any such petition or to the appointment of a receiver, or the making by Trinidad Drilling of a general assignment for the benefit of creditors, or the admission in writing by Trinidad Drilling of its inability to pay its debts generally as they become due, or Trinidad Drilling not being permitted, pursuant to solvency requirements of Applicable Law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions.

(t) "**Liquidation Call Right**" has the meaning given to that term in the Share Provisions.

(u) "**List**" has the meaning given to that term in Section 4.6.

(v) "**Officer's Certificate** " means, with respect to Trinidad Drilling, a certificate signed by any officer or director of Trinidad Drilling.

(w) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(x) "**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

(y) "**Retracted Shares**" has the meaning given to that term in Section 5.7.

(z) "**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

(aa) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(bb) "**Share Provisions** " means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of Trinidad Drilling as at the date hereof.

(cc) "**Special Voting Unit**" means the one special voting unit of Trinidad Energy, issued by Trinidad Energy to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries, in aggregate, to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

(dd) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the date hereof, as the same may be amended.

(ee) "**Trinidad Consent**" has the meaning given to that term in Section 4.2.

(ff) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the province of Alberta.

(gg) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(hh) "**Trinidad Energy Liquidation Event**" has the meaning given to that term in Subsection 5.12(b).

(ii) "**Trinidad Energy Liquidation Event Effective Date**" has the meaning given to that term in Subsection 5.12(c).

(jj) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(kk) "**Trinidad Meeting**" has the meaning given to that term in Section 4.2.

(ll) "**Trinidad Successor**" has the meaning given to that term in Subsection 10.1(a).

(mm) "**Trust**" means the trust created by this Agreement.

(nn) "**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

(oo) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee.

(pp) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(qq) **"Trust Unitholders"** means the registered holders of Trust Units from time to time.

(rr) **"Voting Rights"** means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter referred to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit in order to be able to exercise the Voting Rights and will hold the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Trinidad Energy has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Trinidad Energy hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Trinidad Energy to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Trust Unitholders at a Trinidad Meeting or in connection with a Trinidad Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Trinidad Consent is sought or a Trinidad Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which Beneficiaries are entitled to vote (a "**Trinidad Meeting**") and with respect to all written consents sought by Trinidad from Trust Unitholders (a "**Trinidad Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, such number of votes as is equal to the Exchange Ratio on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, multiplied by the number of Exchangeable Shares owned of record by such Beneficiary on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, (the "**Beneficiary Votes**") in respect of each matter, question or proposition to be voted on at such Trinidad Meeting or to be consented to in connection with such Trinidad Consent.

4.3 Mailings to Trust Unitholders

With respect to each Trinidad Meeting and Trinidad Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Trinidad Energy to Trust Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Trust Units) to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trinidad Meeting or Trinidad Consent, as the case may be, or, pursuant to Section 4.7, to attend such Trinidad Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Trinidad Drilling to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of: (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trinidad Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting; and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Trinidad Energy to the Trustee, and, in the case of material described in paragraphs (d), (f) and (g), shall be subject to reasonable review and comment by the Trustee in a timely manner.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Trinidad Meeting or Trinidad Consent, the number of Exchangeable Shares owned as of record by the Beneficiary and the Exchange Ratio shall be determined at the close of business on the record date established by Trinidad Energy or by Applicable Law for purposes of determining Trust Unitholders entitled to vote at such Trinidad Meeting or to give written consent in connection with such Trinidad Consent. Trinidad Energy will notify the Trustee in writing of any decision of the Board of Directors with respect to the calling of any such Trinidad Meeting or the seeking of such Trinidad Consent and shall

provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Trust Unitholder Information

Trinidad Energy will deliver to the Trustee copies of all proxy materials, (including notices of Trinidad Meetings, but excluding proxies to vote Trust Units), information statements, reports (including, without limitation, all interim and annual financial statements and their accompanying MD&A) and other written communications that are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Trinidad Energy) received by the Trustee from Trinidad Energy at the same time as such materials are first sent to Trust Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.5 Other Materials

As soon as reasonably practicable after receipt by Trinidad Energy or any Trust Unitholder (if such receipt is known by Trinidad Energy) of any material sent or given generally to the Trust Unitholders by or on behalf of a third party, including, without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Trinidad Energy shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials received by the Trustee from Trinidad Energy. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.6 List of Persons Entitled to Vote

Trinidad Drilling shall: (i) prior to each annual, general or special Trinidad Meeting or the seeking of any Trinidad Consent; and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Trinidad Meeting or a Trinidad Consent, at the close of business on the record date established by Trinidad Energy or pursuant to Applicable Law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trinidad Meeting or to give consent in connection with such Trinidad Consent. Each such List shall be delivered to the Trustee promptly after receipt by Trinidad Drilling of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trinidad Meeting or any Trinidad Consent will be entitled to: (i) instruct the Trustee in the manner described in Section 4.3 with respect to

the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Trinidad Meeting and Trinidad Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3;

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trinidad Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting; or

(ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Trinidad Drilling. Trinidad Drilling shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) a current List; and

(b) at the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by Trinidad Drilling to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Trinidad Energy, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in any case, Trinidad Energy or Trinidad ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Energy or Trinidad ExchangeCo pursuant to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Drilling pursuant to Article 8 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Trinidad Energy and Trinidad ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of

  (i) an Insolvency Event; or

  (ii) any circumstance in which Trinidad Energy and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

  (any such occurrence being an "**Exchange Rights Trigger Event**"), to require Trinidad Energy or Trinidad ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Trinidad Energy and Trinidad ExchangeCo hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Trinidad Energy and Trinidad ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights and the Automatic Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights and the Automatic Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights and the Automatic Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights or the Automatic Exchange Rights.

5.4 Purchase Price

The purchase price payable by Trinidad Energy or Trinidad ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Trinidad Energy or Trinidad ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Trinidad Energy or Trinidad ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Trinidad Energy or Trinidad ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by Trinidad Drilling.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Trinidad Drilling. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating:

  (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein;

  (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Trinidad Energy or Trinidad ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances;

  (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued (subject to the restrictions set out in Article 15 of the Share Provisions); and

  (iv) the names and addresses of the persons to whom such new certificates should be delivered (subject to the restrictions set out in Article 15 of the Share Provisions); and

(b) payment (or evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Trinidad Energy or Trinidad ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Trinidad Drilling.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Trinidad Energy or Trinidad ExchangeCo, as applicable, the Trustee shall notify Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of its receipt of the

same, which notice to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Trinidad Energy or Trinidad ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights (but less any amounts withheld pursuant to Section 5.13), provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than:

(a) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not delivered by Trinidad Energy or Trinidad ExchangeCo, as applicable, to the Trustee within ten Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so delivered, by Trinidad Energy or Trinidad ExchangeCo, as applicable; and

(b) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares.

Upon delivery by Trinidad Energy or Trinidad ExchangeCo to the Trustee of such Trust Units, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require Trinidad Drilling to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Trinidad Drilling pursuant to Section 4.6 of the Share Provisions that Trinidad Drilling will not be permitted as a result of solvency requirements of Applicable Law to redeem all such Retracted Shares, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, and provided further that the Trustee has received written notice of same from Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that Trinidad Drilling is unable to redeem. In any such event, Trinidad Drilling hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Trinidad Drilling or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the

Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that Trinidad Drilling is not permitted to redeem and will require Trinidad Energy or Trinidad ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Trinidad Energy or Trinidad ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary; or (b) shall have evidenced to the satisfaction of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that such taxes, if any, have been paid.

5.9 Notice of Exchange Rights Trigger Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Exchange Rights Trigger Event, or the election by Trinidad Energy or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by Trinidad Energy or Trinidad ExchangeCo, Trinidad Drilling shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Trinidad Drilling of the occurrence of an Exchange Rights Trigger Event, or upon the Trustee becoming aware of an Exchange Rights Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Trinidad Energy, a notice of such an Exchange Rights Trigger Event in the form provided by Trinidad Drilling, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Listing of Trust Units

Trinidad Energy and Trinidad ExchangeCo will, in good faith, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Trust Units

Trinidad Energy hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. Trinidad Energy hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4 of the Support Agreement)

(i) as is equal to the sum of the number of Trust Units issuable upon redemption, retraction or exchange of all

(A) Exchangeable Shares issued and outstanding from time to time, and

(B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time, and

(ii) As are now and may hereafter be required to enable and permit Trinidad Drilling and Trinidad ExchangeCo to meet their respective obligations hereunder, under the Support Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of Trinidad Energy

(a) Trinidad Energy will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by Trinidad Energy to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, at least 15 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of

(A) receipt by Trinidad Energy or Trinidad Drilling of notice of, and

(B) Trinidad Energy or Trinidad Drilling otherwise becoming aware of,

any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, in each case where Trinidad Energy has failed to contest in good faith any such proceeding commenced in respect of Trinidad Energy within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Trinidad Energy of notice of any event (a "**Trinidad Energy Liquidation Event**") contemplated by Subsections 5.12(a)(i) or 5.12(a)(ii), the Trustee will give notice thereof, in the form provided by Trinidad Energy, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of Trinidad Energy in connection with a Trinidad Energy Liquidation Event, on the fifth Business Day prior to the effective date (the "**Trinidad Energy Liquidation Event Effective Date**") of a Trinidad Energy Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units (the benefit in favour of Beneficiaries of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as aforesaid is defined as the "**Automatic**

Exchange Rights"). To effect such automatic exchange, Trinidad Energy or Trinidad ExchangeCo shall purchase on the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Trust Unit on the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date. Trinidad Energy or Trinidad ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date, such purchase price to be paid in accordance with Subsection 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from Trinidad Drilling shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, less any amounts withheld pursuant to Section 5.13.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Trinidad Energy or Trinidad ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Trinidad Energy and Trinidad ExchangeCo may reasonably require, Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver

or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Trinidad Energy or Trinidad ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country, shall be satisfied by delivering the Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that, at the date of execution and delivery of this Agreement, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 30 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time:

  (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and

  (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such Trust Units, the Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Trinidad Energy irrevocably authorizes its registrar and transfer agent to comply with all such requests. Trinidad Energy covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including, without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Trinidad Drilling a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by Applicable Law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares may be traded (it being expressly acknowledged that Trinidad Energy is under no obligation to so list the Exchangeable Shares and has no intention of taking any steps to list the Exchangeable Shares). In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling). If requested by the Trustee, Trinidad Drilling shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Trinidad ExchangeCo and/or Trinidad Drilling or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling, and except as

otherwise specifically provided herein, such evidence may consist of a report, letter or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report, letter or opinion is furnished by a director, officer or employee of Trinidad ExchangeCo and/or Trinidad Drilling it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion, letter or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement, letter or opinion; and

(c) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Trinidad Drilling, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Trinidad Drilling. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of Trinidad Drilling, in the deposit

department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, but acting in good faith, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the

Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Trinidad Drilling agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors, and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Trinidad Drilling shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling pursuant hereto.

In no case shall Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling be liable under this indemnity for any claim against any of the Indemnified Parties unless Trinidad Energy and Trinidad Drilling shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process

giving information as to the nature and basis of the claim. Subject to (ii) below, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be entitled to participate at their own expense in the defence and, if Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling; or (ii) the named parties to any such suit include both the Trustee and Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and the Trustee shall have been advised by counsel acceptable to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the wilful default, fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and to the predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement; however, on the written request of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding Subsection 9.3(a) and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling.

ARTICLE 10
TRINIDAD ENERGY SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking,

property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trinidad Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trinidad Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trinidad Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trinidad Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by, any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers of such Trinidad Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

11.2 Certain Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of Trinidad Drilling or the Beneficiaries hereunder provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and all Applicable Laws.

11.4 Changes in Capital of Trinidad Energy and Trinidad Drilling

At all times after the occurrence of any event contemplated pursuant to Sections 2.4 or 2.5 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Trinidad Drilling (when authorized by a resolution of the Board of Directors), Trinidad Energy (when authorized by a resolution of the Board of Directors) and Trinidad ExchangeCo (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these

presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trinidad Successors and the covenants of and obligations assumed by each such Trinidad Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.2 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.3 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad Drilling or Trinidad ExchangeCo, at:

Trinidad Drilling Ltd.
#1810, 540 – 5th Avenue S.W.
Calgary, Alberta T2P 0M2
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee, at:

Valiant Trust Company
510, 550 - 6th Avenue SW
Calgary, Alberta
T2P 0S2
Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Trinidad Drilling from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply *mutatis mutandis* to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other party.

13.6 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.7 Attornment

Each of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Performance by Subsidiary of Trinidad

Any provision in this Agreement providing for the delivery by Trinidad Energy of Trust Units or any other documents or instruments may, at the option of Trinidad Energy, be satisfied by delivery thereof by or on behalf of Trinidad Energy by a subsidiary of Trinidad Energy, and in such case such delivery shall satisfy the obligations of Trinidad Energy and the rights of Trinidad Energy to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such subsidiary of Trinidad Energy. Trinidad Energy and Trinidad Drilling shall be primarily obligated to deliver Trust Units or other documents or instructions as contemplated hereby and shall be relived of such obligations only if a subsidiary of Trinidad Energy in fact meets such obligation.

13.9 Liability of the Trust

The parties hereto acknowledge that Trinidad Drilling is entering into this Agreement solely on behalf of Trinidad Energy and the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST, by **Trinidad Drilling Ltd.**

By: *"Brent J. Conway"*
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: *"Brent J. Conway"*
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: *"Lyle C. Whitmarsh"*
Name: Lyle C. Whitmarsh
Title: President

VALIANT TRUST COMPANY

By: *"Cheryl Dahlager"*
Name: Cheryl Dahlager
Title:

By: *"Philip Menard"*
Name: Philip Menard
Title:

TRINIDAD ENERGY SERVICES INCOME TRUST

- and -

TRINIDAD DRILLING LTD.

- and –

TRINIDAD EXCHANGE CORP.

- and –

VALIANT TRUST COMPANY

SUPPORT AGREEMENT

March 15, 2004

30558482.5

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT made as of the 15th day of March, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with an asset purchase agreement (the "**Asset Purchase Agreement**") made as of February 19, 2004 between Trinidad Drilling and Arrow Drilling Inc. ("**Arrow**"), it was agreed that Trinidad Drilling would issue non-voting exchangeable shares, series A ("**Exchangeable Shares**") to Arrow in partial payment for the purchase of substantially all of the assets of Arrow, and that it was necessary to enter into this support agreement (this "**Agreement**" or the "**Support Agreement**") to facilitate the issuance and existence of the Exchangeable Shares in the capital of Trinidad Drilling;

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions** ") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Trinidad Energy and Trinidad ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that Trinidad Drilling will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of Trinidad Drilling under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions as set forth in the articles of Trinidad Drilling as at the date hereof, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF TRINIDAD ENERGY, TRINIDAD EXCHANGECO AND TRINIDAD DRILLING

2.1 Covenants of Trinidad Energy and Trinidad ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares (other than those owned by Trinidad Energy or Trinidad ExchangeCo) are outstanding, Trinidad Energy and Trinidad ExchangeCo each agree that:

(a) Trinidad Energy will, and upon the written request of a holder of Exchangeable Shares, provide such holder with a statement setting forth the then current Exchange Ratio;

(b) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling for the purpose of winding-up its affairs, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the

satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Trinidad Drilling, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Trinidad Energy will not exercise its vote as a shareholder of Trinidad Drilling to initiate the voluntary liquidation, dissolution or winding-up of Trinidad Drilling nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Trinidad Drilling unless such action is first approved by the holders of a majority of the then outstanding Trust Units.

2.2 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires Trinidad Drilling to cause to be delivered Trust Units to any holder of Exchangeable Shares, subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of any of the Call Rights, Trinidad Energy shall forthwith issue and deliver the requisite Trust Units either directly or through Trinidad ExchangeCo to or to the order of the former holder of the surrendered Exchangeable Shares, as Trinidad Drilling shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Trinidad Energy hereby represents, warrants and covenants in favour of Trinidad Drilling and Trinidad ExchangeCo, that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4): (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all: (A) Exchangeable Shares issued and outstanding from time to time; and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (ii) as are now and may hereafter be required to enable and permit Trinidad Drilling to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

2.3 Listing of Trust Units

Trinidad Energy will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.4 Equivalence

(a) Trinidad Energy will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable

for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted, from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 2.4(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the approval of the holders of the Exchangeable Shares.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the approval of the holders of the Exchangeable Shares.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 2.4(a) or 2.4(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

2.5 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by Trinidad Energy or Trinidad Drilling or is proposed to Trinidad Energy or the holders of Trust Units, and is recommended by the Board of Directors, or is otherwise effected or to be effected with the consent or approval of the Board of Directors, Trinidad Energy or Trinidad Drilling or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, Trinidad Energy or Trinidad Drilling or both will use its reasonable good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Trinidad Energy or Trinidad Drilling or both or where Trinidad Energy or Trinidad Drilling or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against Trinidad Drilling (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.6 Ownership of Outstanding Shares

Trinidad Energy covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any Person or entity other than Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates, Trinidad Energy will, unless approval to do otherwise is obtained in accordance with Section 10.2 or Section 10.3 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of Trinidad Drilling. Notwithstanding the foregoing, Trinidad Energy shall not be in violation of this Section 2.6 if any Person or group of Persons acting jointly or in concert acquires all or substantially all of the assets of Trinidad Energy or the outstanding Trust Units pursuant to a merger or similar transaction pursuant to which Trinidad Energy is not the surviving entity.

2.7 Trinidad Energy and Trinidad ExchangeCo Not to Vote Exchangeable Shares

Trinidad Energy and Trinidad ExchangeCo covenant and agree that they will appoint or cause to be appointed proxy holders with respect to all Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Trinidad Energy and Trinidad ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of

the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.8 Due Performance

On and after the Effective Date, Trinidad Energy and Trinidad ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

ARTICLE 3
TRINIDAD ENERGY SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other Person or continuing entity (herein called the "**Trinidad Energy Successor**"), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trinidad Energy Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Energy Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Trinidad Energy Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Subsection 3.1(a) and thereupon Trinidad Energy Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Trinidad Energy Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Trinidad Energy and Trinidad Drilling

Notwithstanding the provisions of Section 4.4, at all times after the occurrence of any event effected pursuant to Section 2.4 or 2.5, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be affected or impaired thereby.

4.4 Amendments, Modifications, Etc.

This Agreement may not be amended, modified or waived except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto for the protection of the holders of the Exchangeable Shares provided the Board of Directors and the Trustee are of the good faith opinion that such additions are not prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Support Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion, after consultation of counsel, that such

amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, Trinidad ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and Applicable Law.

4.7 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

4.8 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling at:

Trinidad Drilling Ltd.
#1810, 540 – 5th Avenue S.W.
Calgary, Alberta T2P 0M2
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee to:

Valiant Trust Company
510, 555 - 6th Avenue SW
Calgary, Alberta T2P 0S2
Attention: Manager, Corporate Trust Department
Facsimile: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other parties in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

4.9 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other parties.

4.10 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

4.11 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.12 Attornment

Each of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Liability of the Trust

The parties hereto acknowledge that the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

TRINIDAD ENERGY SERVICES INCOME TRUST, by Trinidad Drilling Ltd.

By: *"Brent J. Conway"*
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: *"Brent J. Conway"*
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: *"Lyle C. Whitmarsh"*
Name: Lyle C. Whitmarsh
Title: President

VALIANT TRUST COMPANY

By: *"Cheryl Dahlager"*
Name: Cheryl Dahlager
Title:

By: *"Philip Menard"*
Name: Philip Menard
Title:

SCHEDULE "A" TO THE
ARTICLES OF AMENDMENT
OF
TRINIDAD DRILLING LTD.

Trinidad Drilling Ltd. (the "Corporation" or "Trinidad Drilling") is authorized to issue an unlimited number of common shares (the "**Common Shares**"), an unlimited number of preferred shares (the "**Preferred Shares**") and an unlimited number of exchangeable shares. The rights, privileges and restrictions of the Common Shares, Preferred Shares and exchangeable shares are as follows:

Common Shares

The rights of the holders of the Common Shares are equal in all respects and include the rights:

(a) to vote at all meetings of shareholders of Trinidad Drilling, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of Trinidad Drilling, to receive any dividend declared by Trinidad Drilling on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of Trinidad Drilling, to receive the remaining property of Trinidad Drilling upon dissolution.

Preferred Shares

(a) The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of Trinidad Drilling and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Trinidad Drilling whether voluntary or involuntary to the extent of their respective rights in that connection.

(b) The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return

of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c) The Preferred Shares shall be entitled to preference over the Common Shares of Trinidad Drilling, any exchangeable shares of Trinidad Drilling, and any other shares of Trinidad Drilling ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of Trinidad Drilling, any exchangeable shares of Trinidad Drilling, and any other shares of Trinidad Drilling ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

Exchangeable Shares

(a) Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may at any time and from time to time issue the exchangeable shares in the capital of Trinidad Drilling in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of exchangeable shares in the capital of Trinidad Drilling including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation, as defined below; the extent, if any, of further participation on a Liquidation; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

(b) The exchangeable shares in the capital of Trinidad Drilling shall be entitled to a preference over the Common Shares and any other shares ranking junior to the exchangeable shares in the capital of Trinidad Drilling, and shall be entitled to be rated with each other series of exchangeable shares in the capital of Trinidad Drilling, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs.

(c) The holders of exchangeable shares in the capital of Trinidad Drilling, in priority to the Common Shares and any class of shares of Trinidad Drilling ranking junior to the exchangeable shares in the capital of Trinidad Drilling, and rateably with holders of each other series of exchangeable shares in the capital of Trinidad Drilling, with respect to the payment of dividends, shall be entitled to receive, and Trinidad Drilling shall pay dividends on each exchangeable share in the capital of Trinidad Drilling, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the

money, assets or property of Trinidad Drilling properly applicable to the payment of dividends (which may include Trust Units).

NON-VOTING EXCHANGEABLE SHARES, SERIES A

Trinidad Drilling is authorized to issue an unlimited number of Exchangeable Shares. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a series, shall be as follows:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(d) "**Asset Purchase Agreement**" means the asset purchase agreement between Arrow Drilling Inc. and Trinidad Drilling dated February 19, 2004.

(e) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(f) "**Automatic Redemption**" has the meaning given to that term in Subsection 5.1(a).

(g) "**Automatic Redemption Date**" means the date that is the fifth anniversary of the Effective Date.

(h) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(i) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(j) "**Call Notice**" has the meaning given to that term in Section 4.3.

(k) "**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

(l) "**Common Shares**" means the common shares in the capital of Trinidad Drilling.

(m) "**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

(n) "**De Minimus Redemption**" has the meaning given to that term in Subsection 5.1(b).

(o) "**De Minimus Redemption Date**" has the meaning given to that term in Subsection 5.1(b).

(p) "**Distribution**" means a distribution paid by Trinidad Energy to Trust Unitholders in respect of all or substantially all of the Trust Units, expressed as an amount per Trust Unit.

(q) "**Distribution Payment Date**" means a date on which a Distribution is paid to Trust Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day).

(r) "**Distribution Record Date**" means the day on which Trust Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month.

(s) "**Dividend Record Date**" has the meaning given to that term in Section 3.3.

(t) "**Effective Date**" means March 15, 2004.

(u) "**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by:

(i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(ii) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date.

(v) "**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement.

(w) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series A, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth herein.

(x) "**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of Trinidad Drilling in respect of the Exchangeable Shares.

(y) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(z) "**LCR Exercising Party**" has the meaning given to that term in Section 6.5.

(aa) "**Liquidation Amount**" has the meaning given to that term in Section 6.1.

(bb) "**Liquidation Call Right**" has the meaning given to that term in Section 6.5.

(cc) "**Liquidation Date**" has the meaning given to that term in Section 6.1.

(dd) "**Liquidation Offer**" has the meaning given to that term in Section 6.5.

(ee) "**Notes**" means any unsecured, subordinated notes issued by Trinidad Drilling to Trinidad Energy, from time to time.

(ff) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(gg) "**RCR Exercising Party**", for the purpose of Article 4, has the meaning given to that term in Section 4.3 and, for the purpose of Article 5, has the meaning given to that term in Section 5.5.

(hh) "**Redemption Call Right**" has the meaning given to that term in Section 5.5.

(ii) "**Redemption Date**" means either of the Automatic Redemption Date or the De Minimus Redemption Date, as the context requires.

(jj) "**Redemption Offer**" has the meaning given to that term in Section 5.5.

(kk) "**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Trust Unit on the last Business Day prior to such Redemption Date.

(ll) "**Retracted Shares**" has the meaning given to that term in Subsection 4.1(a).

(mm) "**Retraction Call Right**" has the meaning given to that term in Subsection 4.1(b).

(nn) "**Retraction Date**" means the date that is ten Business Days after the date on which Trinidad Drilling or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares.

(oo) "**Retraction Offer**" has the meaning given to that term in Subsection 4.1(b).

(pp) "**Retraction Price**" has the meaning given to that term in Section 4.1.

(qq) "**Retraction Request**" has the meaning given to that term in Section 4.1.

(rr) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(ss) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

(tt) "**TSX**" means the Toronto Stock Exchange.

(uu) "**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by Trinidad Drilling as the registrar and transfer agent for the Exchangeable Shares.

(vv) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated under the laws of the Province of Alberta.

(ww) "**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad Drilling or Trinidad Energy; provided that, such Trinidad

Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

(xx) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(yy) "**Trinidad Energy Trust Indenture**" means the trust indenture relating to Trinidad Energy dated August 1, 2002, as such indenture may be amended from time to time.

(zz) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(aaa) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(bbb) "**Trust Unitholders**" means the registered holders of Trust Units from time to time.

(ccc) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9 of the Voting and Exchange Trust Agreement, includes any successor trustee.

(ddd) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(eee) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 Trinidad Drilling is authorized to issue an unlimited number of Exchangeable Shares.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs; provided that, notwithstanding such ranking, Trinidad Drilling shall not be restricted in any way from repaying indebtedness of Trinidad Drilling to Trinidad Energy from time to time, including without limitation, the indebtedness evidenced by the Notes, including any Notes outstanding on the Effective Date.

2.3 The Exchangeable Shares will be issued at a deemed value per Exchangeable Share equal to $7.80, subject to the prior approval of the TSX and compliance with all Applicable Laws.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of Trinidad Drilling ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and Trinidad Drilling shall pay dividends on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of Trinidad Drilling properly applicable to the payment of dividends (which may include Trust Units).

3.2 Cheques of Trinidad Drilling payable at par at any branch of the bankers of Trinidad Drilling shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by Trinidad Drilling in such manner as it shall determine and the issuance, distribution or transfer thereof by Trinidad Drilling to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against Trinidad Drilling any dividend that is represented by a cheque that has not been duly presented to Trinidad Drilling's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "**Dividend Record Date**") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1, and whether any such dividend is in fact declared, shall be determined in the sole discretion of the Board of Directors.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised or exercises the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time prior to the Automatic Redemption Date, upon compliance with the provisions of this Article 4 to require Trinidad Drilling to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "**Retraction Price**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2, for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. To effect such retraction, the holder shall present and surrender to Trinidad Drilling at the principal office of the Transfer Agent in Calgary, or at such other address as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares from time to time, the certificate or certificates representing the Exchangeable Shares which the holder desires to have Trinidad Drilling redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable

Shares under the Act and the by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, together with a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to Trinidad Drilling:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by Trinidad Drilling; and

(b) appointing Trinidad Drilling as its agent for the purpose of offering its Retracted Shares for sale to Trinidad Energy and Trinidad ExchangeCo (the "**Retraction Offer**") on the terms and conditions set out in Section 4.3 (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "**Retraction Call Right**").

4.2 Subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, upon receipt by Trinidad Drilling or the Transfer Agent in the manner specified in Section 4.1 of documents, including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, Trinidad Drilling shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Trinidad Energy or Trinidad ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Trinidad Drilling.

4.3 Trinidad ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Retraction Call Right. Upon receipt by Trinidad Drilling of a Retraction Request, Trinidad Drilling shall, within four Business Days provide to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Trinidad Energy and Trinidad ExchangeCo in respect of the holder's Retracted Shares by providing to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Trinidad Energy or Trinidad ExchangeCo must notify Trinidad Drilling of its determination to do so (the "**Call Notice**") within two Business Days of the notification of Trinidad Energy and Trinidad ExchangeCo by Trinidad Drilling of the receipt by Trinidad Drilling of the Retraction Request. If Trinidad Energy or Trinidad ExchangeCo does not so notify Trinidad Drilling within such two Business Day period, Trinidad Drilling shall, within one Business Day after the expiry of such two Business Day period, cause the Transfer Agent to notify the holders of the Exchangeable Shares that neither Trinidad Energy nor Trinidad ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Trinidad Energy or Trinidad ExchangeCo delivers the Call Notice within such two Business Day period, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Trinidad Energy or Trinidad ExchangeCo, as applicable (in this Article 4 the "**RCR Exercising Party**"), in accordance with the Retraction Call Right, and all other aspects of the Retraction Request will be null and void. In such event, Trinidad Drilling shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Price, which payment of the Retraction Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the

last Business Day prior to the Retraction Date for each Retracted Share. Fractional Trust Units will not be issued and any amount payable in Trust Units issued in satisfaction of the Retraction Price will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Trinidad Drilling of such Retracted Shares shall take place on the Retraction Date. In the event that neither Trinidad Energy nor Trinidad ExchangeCo delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not, in such circumstances, exercised its Exchange Rights) or to the extent the RCR Exercising Party does not pay the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of Trinidad Drilling for the Exchangeable Shares, or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in Schedule A hereto or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder, or in such other name as the holder may request in the holder's Retraction Request, in payment of the total Retraction Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of, and shall satisfy and discharge all liability for, the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by Trinidad Drilling or purchased by Trinidad Energy or Trinidad ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, Trinidad Drilling shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law. If Trinidad Drilling believes that, on any Retraction Date, it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, Trinidad Drilling shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded

down to a whole number of Retracted Shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Trinidad Drilling. In any case in which the redemption by Trinidad Drilling of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law, Trinidad Drilling shall redeem Retracted Shares in accordance with Section 4.2 on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Trinidad Drilling, representing the Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2. The holder of any such Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2 as a result of solvency requirements or other provisions of Applicable Law, shall be deemed, by giving the Retraction Request to have exercised the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date, or as soon as practicable thereafter, on payment by Trinidad Energy or Trinidad ExchangeCo to such holder of the Retraction Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY TRINIDAD DRILLING

5.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised the Redemption Call Right, Trinidad Drilling:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "**Automatic Redemption**");

(b) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 20% of the aggregate number of Exchangeable Shares issued at the Effective Date (other than Exchangeable Shares held by Trinidad Energy or Trinidad ExchangeCo, and as such percentage of Exchangeable Shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "**De Minimus Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "**De Minimus Redemption**"); and

(c) may, upon the occurrence of a Trinidad Drilling Control Transaction, and upon the good faith determination by the Board of Directors in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable completion of such Trinidad Drilling Control Transaction in accordance with its terms, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price;

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by Trinidad Drilling delivering or causing to be delivered, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date, in accordance with Section 5.3, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, Trinidad Drilling shall, at least 25 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by Trinidad Drilling or the purchase by Trinidad Energy or Trinidad ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Redemption Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed, the Redemption Price for each such Exchangeable Share to be redeemed upon presentation and surrender of the certificates representing such Exchangeable Shares to be redeemed, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of Trinidad Drilling.

5.4 Trinidad Drilling shall have the right, at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid, to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada (including the Trustee) named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the

applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.5 Subject to Section 5.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Redemption Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "**Redemption Call Right**"), in the event of any proposed redemption of Exchangeable Shares by Trinidad Drilling pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Trinidad Energy or Trinidad ExchangeCo) on the applicable Redemption Date, all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 5, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date in accordance with Section 5.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the case of a redemption of Exchangeable Shares under this Article 5, Trinidad Drilling, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Trinidad Energy and Trinidad ExchangeCo by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo at the same time that Trinidad Drilling gives notice to holders of the Exchangeable Shares pursuant to section 5.2, a notice in writing of the redemption by Trinidad Drilling of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and Trinidad Drilling shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Trinidad ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least ten Business Days before the applicable Redemption Date. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall, on the applicable Redemption Date, purchase, and each of the holders of Exchangeable Shares shall sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 5 for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date, the rights of each holder of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall, on and after that Redemption Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date, the holders of the Exchangeable Shares shall be entitled to receive, in exchange therefor, the Redemption Price otherwise payable by Trinidad Drilling in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to Applicable Law, to receive from the assets of Trinidad Drilling in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of Trinidad Drilling among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Liquidation Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable

Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 Trinidad Drilling shall have the right, at any time after the Liquidation Date, to deposit or cause to be deposited the total Liquidation Amount, in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, in a custodial account with any chartered bank or trust company in Canada (including the Trustee), less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

6.4 After Trinidad Drilling has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1, such holders shall not be entitled to share in any further distribution of the assets of Trinidad Drilling.

6.5 Subject to the limitations set forth in Section 6.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Liquidation Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Trinidad Energy or Trinidad ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 6 the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to

be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and Trinidad Drilling shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Trinidad ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Trinidad Energy has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding-up its affairs, Trinidad Drilling, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of Trinidad Drilling, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of Trinidad Drilling. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will, on the Liquidation Date, purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date, the rights of each holder of Exchangeable Shares (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall, on and after the Liquidation Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date, the holders

of the Exchangeable Shares shall be entitled to receive, in exchange therefor, the Liquidation Amount otherwise payable by Trinidad Drilling in connection with the liquidation, dissolution or winding-up of Trinidad Drilling pursuant to Section 6.1.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, Trinidad Drilling shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 or Section 10.3, amend the articles or by-laws of Trinidad Drilling in any manner that would amend the rights or privileges of the holders of the Exchangeable Shares other than as contemplated by Article 11.

7.2 Nothing herein shall be interpreted to restrict Trinidad Drilling from issuing additional Common Shares or any other series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to Applicable Law and notwithstanding Sections 8.2 and 8.3, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad Drilling and such holder may agree.

8.2 Subject to Applicable Law, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to Trinidad Drilling than Trinidad Drilling is prepared to purchase, the Exchangeable Shares to be purchased by Trinidad Drilling shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to Trinidad Drilling, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than Trinidad Drilling is prepared to purchase after Trinidad Drilling has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such Exchangeable Shares shall be issued at the expense of Trinidad Drilling.

8.3 Subject to Applicable Law, Trinidad Drilling by notice from time to time to Trinidad Energy or Trinidad ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Trinidad Energy or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Trust Units (the "**Delivered Trust Units**") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by Trinidad Drilling in exchange for the issue by Trinidad Drilling to Trinidad Energy or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Trust Units (where the fair market value of the Delivered Trust Units is determined by multiplying the number of Delivered Trust

Units by the weighted average trading price of a Trust Unit on the TSX for the ten trading days preceding the date of purchase by Trinidad Energy or Trinidad ExchangeCo, as applicable of such Delivered Trust Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by Trinidad Drilling.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by Applicable Law and by Article 10, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Trinidad Drilling or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with Applicable Law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than $66^2/_3$% of the votes cast on such resolution (other than the Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than two Business Days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than $66^2/_3$% of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

10.3 Notwithstanding any other provision of these share provisions, after notice to all holders of Exchangeable Shares, a resolution in writing executed by holders of $66^2/_3$% of the Exchangeable Shares at any time shall be valid and binding for all purposes of these share provisions as if such holders of Exchangeable Shares had exercised at that time all of the voting rights to which they were entitled in favour of such resolution at a meeting of holders of Exchangeable Shares duly called for the purpose.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that:

(a) Trinidad Energy will not :

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 11.1(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the approval of the holders of the Exchangeable Shares.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the approval of the holders of the Exchangeable Shares.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 11.1(a) or 11.1(b), or, if no record date is applicable for such event, the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 or Section 10.3.

ARTICLE 12
ACTIONS BY TRINIDAD DRILLING UNDER SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

12.1 Trinidad Drilling shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with, and to ensure performance and compliance by Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo with, all provisions of the Support Agreement and Voting and Exchange Trust Agreement applicable to Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce, to the fullest extent possible for the direct benefit of Trinidad Drilling, all rights and benefits in favour of Trinidad Drilling under or pursuant to such agreement.

12.2 Trinidad Drilling shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 or Section 10.3, other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of any or all parties to such agreement for the protection of Trinidad Drilling or the holders of the Exchangeable Shares thereunder, provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares thereunder;

(b) making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of the Exchangeable Shares, it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c) making such changes in, or corrections to, such agreement which, on the advice of counsel to Trinidad Drilling and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors and the Trustee, after consultation with counsel, shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain, or have affixed thereto, a legend in the form and on the terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder, shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Trinidad Energy and Trinidad ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Trinidad Energy and Trinidad ExchangeCo, as therein provided.

13.3 Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which

would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, but subject always to the restrictions contained in Article 15, the obligation of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of Exchangeable Shares held by a Person whom the Transfer Agent believes is a U.S. Person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
RESTRICTIONS ON SHARE TRANSFERS

15.1 No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the Board of Directors, such approval to be signified by a resolution of the Board of Directors.

ARTICLE 16
SPECIFIED AMOUNT

16.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be $7.80.

ARTICLE 17
NO FRACTIONAL ENTITLEMENTS

17.1 Notwithstanding anything contained in this Agreement including, without limitation, Article 4, Article 5 or Article 6, no holder of an Exchangeable Share shall be entitled to, and neither Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo nor the Trustee shall deliver fractions of, Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 4, Article 5 or Article 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Trust Unit, such holder of Exchangeable Shares shall only be entitled to receive that number of Trust Units rounded down to the nearest whole number.

ARTICLE 18
NOTICES

18.1 Any notice, request or other communication to be given to Trinidad Drilling by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by facsimile or by delivery to the registered office of Trinidad Drilling and addressed to the attention of the President of Trinidad Drilling. Any such notice, request or other communication, if given

by mail, facsimile or delivery, shall only be deemed to have been given and received upon actual receipt thereof by Trinidad Drilling.

18.2 Any presentation and surrender by a holder of Exchangeable Shares to Trinidad Drilling or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of Trinidad Drilling or to such office of the Transfer Agent as may be specified by Trinidad Drilling, in each case, addressed to the attention of the President of Trinidad Drilling. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by Trinidad Drilling or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

18.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of Trinidad Drilling shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of Trinidad Drilling for Exchangeable Shares or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery or facsimile, shall be deemed to have been given and received on the date of delivery or facsimile, as applicable. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by Trinidad Drilling pursuant thereto.

SCHEDULE A TO EXCHANGEABLE SHARE PROVISIONS

RETRACTION REQUEST/EXERCISE OF EXCHANGE RIGHTS

To: Trinidad Drilling Ltd., Trinidad Energy Services Income Trust, Trinidad Exchange Corp. and Valiant Trust Company

RETRACTION REQUEST

This notice is given pursuant to Article 4 of the provisions (the '**Share Provisions**") attaching to the Exchangeable Share(s) of Trinidad Drilling Ltd. ("**Trinidad Drilling**") represented by this certificate and all capitalized words and expressions used in this notice which are defined in the Share Provisions shall have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Trinidad Drilling that, subject to the Retraction Call Right referred to below, the undersigned desires to have Trinidad Drilling redeem, in accordance with Article 4 of the Share Provisions, the following shares (the "Retracted Shares"):

☐ all share(s) represented by this certificate; or

☐ ______________________ share(s) only represented by this certificate.

NOTE: The Retraction Date shall be the date that is ten Business Days after the date on which this notice is received by Trinidad Drilling or the Transfer Agent.

The undersigned acknowledges the overriding Retraction Call Right of Trinidad Energy and Trinidad ExchangeCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Trinidad Energy and Trinidad ExchangeCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions.

The undersigned acknowledges that if, as a result of solvency provisions of Applicable Law, Trinidad Drilling is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Trinidad Energy or Trinidad ExchangeCo to purchase the unredeemed Retracted Shares.

EXERCISE OF EXCHANGE RIGHTS

This notice is given pursuant to Section 5.5 of the Voting and Exchange Trust Agreement.

The undersigned hereby instructs Valiant Trust Company to exercise the Exchange Rights so as to require Trinidad Energy or Trinidad Exchangeco to purchase:

☐ all share(s) represented by this certificate; or

☐ ______________________ share(s) only represented by this certificate.

THE FOLLOWING MUST BE EXECUTED UPON A RETRACTION REQUEST AND/OR AN EXERCISE OF EXCHANGE RIGHTS

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned:

☐ is

☐ is not (select one)

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). **The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.**

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo, as the case may be, free and clear of all liens, claims and encumbrances.

______________________	______________________	______________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities resulting from the retraction or purchase of the Retracted Shares or the exercise of the Exchange Right are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and Trinidad Drilling may require, must be deposited with the Transfer Agent at its principal office in Calgary or at the principal business office of Trinidad Drilling. The securities resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Trinidad Drilling and the securities resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Name of Person in whose name securities are to be registered (please print)		Date
Street Address or P.O. Box		Signature of Shareholder
City – Province	Postal Code	Signature Guaranteed by

NOTE: If this Retraction Request is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of Trinidad Drilling will be issued and registered in the name of the shareholder as it appears on the register of Trinidad Drilling, unless the Share Transfer Power thereon is duly completed in respect of such share(s).

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: March 17, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR MARCH, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") confirms that the cash distribution for the month of March 2004 to be paid April 15, 2004 for unitholders of record on March 31, 2004 will be increased from 4.5 cents per trust unit ($0.54 per annum) to 5.5 cents per trust unit ($0.66 per annum). This represents an increase of 1 cent per month from the last distribution increase in November 2003.

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. For participation information Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net; Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 31 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

MATERIAL CHANGE REPORT UNDER

***SECURITIES ACT* (BRITISH COLUMBIA) SECTION 85(1) FORM 27**
***SECURITIES ACT* (ALBERTA) SECTION 146(1) FORM 27**
***THE SECURITIES ACT* (SASKATCHEWAN) SECTION 84(1) FORM 25**
***THE SECURITIES ACT* (MANITOBA)**
***SECURITIES ACT* (ONTARIO) SECTION 75(2) FORM 27**
***SECURITIES ACT* (QUEBEC) SECTION 73**
***THE SECURITIES ACT* (NEWFOUNDLAND) SECTION 76(2) FORM 26**
***SECURITIES ACT* (NOVA SCOTIA) SECTION 81(2) FORM 27**
***SECURITY FRAUDS PREVENTION ACT* (NEW BRUNSWICK)**
***SECURITIES ACT* (PRINCE EDWARD ISLAND)**

1. Reporting Issuer:

Trinidad Energy Services Income Trust (the "Trust")
1810, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 0M2

2. Date of Material Change:

March 15, 2004

3. Press Release:

A press release was issued on March 15, 2004.

4. Summary of Material Change:

On March 15, 2004, Trinidad Drilling Ltd. ("Trinidad") closed the previously announced Arrow Acquisition (as defined below) and the previously announced Offering (as defined below).

5. Full Description of Material Change:

On March 15, 2004, Trinidad closed the previously announced acquisition (the "Arrow Acquisition") of all or substantially all of the assets of Arrow Drilling Inc. ("Arrow"), a private Alberta corporation at arm's length to Trinidad and the Trust. The purchase price (the "Purchase Price") of $45,000,000 was paid to Arrow as to $25,930,779.40 in cash and the issuance of 2,307,692 exchangeable shares in the capital of Trinidad at a price of $7.80 per exchangeable share, exchangeable for trust units of the Trust ("Trust Units") at any time at the option of the holders for a period of five years following the closing of the Arrow Acquisition.

Also on March 15, 2004, the Trust closed the previously announced offering (the "Offering") of 4,096,154 Trust Units (which includes the fully-exercised option of the underwriters of the Offering to purchase up to an additional 250,000 Trust Units) at a price of $7.80 per Trust Unit for gross proceeds of $31,950,001. The net proceeds of the Offering were used to subscribe for additional unsecured, subordinated notes of Trinidad, which subscription funds were then used to finance the Arrow Acquisition, with the balance to be used to reduce Trinidad's indebtedness under its loan agreement with one of its lenders.

6. **Reliance on Section 146(2) of the *Securities Act* (Alberta) or Equivalent Sections:**

N/A

7. **Omitted Information:**

No information has been omitted.

8. **Senior Officers:**

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta effective as of March 15, 2004.

TRINIDAD DRILLING LTD. on behalf of TRINIDAD ENERGY SERVICES INCOME TRUST

(signed) "Brent J. Conway"
Brent J. Conway
Chief Financial Officer

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: **Thursday, March 25, 2004**

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS – DECEMBER 31, 2003

MESSAGE TO UNITHOLDERS

Management's Discussion and Analysis

This Management's Discussion and Analysis should be read in conjunction with the attached audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involved a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

Corporate Review

Trinidad had what can only be described as an exceptional year in 2003. During the year, Trinidad's goals were to deliver performance in all aspects of our business. We entered 2003 with a business strategy focused on accretive growth. At the same time, we wanted to stay true to our operating philosophy of being an industry leader in terms of safety, utilization and operating performance.

Trinidad's goal is to outperform the market and deliver strong returns to our unitholders. In 2003, Trinidad delivered on this commitment.

Trinidad's Accomplishments in 2003

- *Completed three acquisitions adding significant deep drilling capacity and a total of nine drilling rigs with the* acquisitions of Bear Drilling, Saturn Drilling and the Poncho rig purchase.
- Completed the construction of two additional heavy double 3,500 metre drilling rigs in January and February of 2004 under long term contracts.
- Surpassed the industry in utilization by 19% for 2003.
- Successfully integrated both the Saturn and Bear acquisitions and retained the crews and key operational personnel.
- Increased our distribution to unitholders four times throughout the year from $0.27 cents per year in January 2003 to $0.54 cents per year by December 2003.
- Delivered a combined return from distributions and capital appreciation of 223% to our unitholders.
- Improved operating margins by controlling operating costs and focused capital investment.
- Strengthened overall financial position in terms of working capital and financial leverage.

Trinidad's accomplishments have changed the face of the Trust. Trinidad more than tripled its asset base in 2003 and is now truly a complete provider of drilling services. We enter 2004 with a strongly positioned rig fleet operated by some of the best personnel in the industry.

Results from Operations

Trinidad's revenues for 2003 increased to $62.4 million from $27.5 million in 2002. This represents a 127% increase from the revenues which Trinidad achieved in 2002. These revenues are a direct result of the strong market conditions which prevailed in 2003 and Trinidad's significant growth. Operating expenses for the year increased to $38.5 million from $18.9 million effectively in proportion to the increase in revenue. Earnings before

interest, taxes and depreciation increased to $14.9 million from $5.7 million for 2002 (before re-organization expenses). Earnings before interest, taxes and depreciation for the fourth quarter increased to $ 5.9 million from $1.4 million for the same period of 2002. The improved margins which were achieved are a result of a number of factors including strong activity levels, efficient operating practices, and above average rig utilization.

General and Administrative Expenses for 2003 totaled $5.5 million as compared to $2.9 million in 2002. The increase in G & A Expense is a direct result of the expansion of Trinidad's business through both acquisition and new construction. As a percentage of revenue, general and administrative expense decreased from 11% in 2002 to 9% in 2003 as a result of the economics created by Trinidad's acquisitions.

Depreciation Expense for 2003 increased to $5.8 million from $2.2 million in the previous year. On a per drill day basis, depreciation expense increased to $1,473 from $1,164 per drilling day. The increased rate per drilling day is due to the deeper capacity rigs which were purchased during the year which have higher capital costs.

Trinidad's current taxes increased to $0.3 million from $0.1 million in 2003 as a result of capital taxes which rose due to the increase in capital assets. Future taxes increased from $0.6 million in 2002 to $1.9 million in 2003 as a result of claiming capital cost allowance in excess of depreciation. In addition, operating income for 2003 was higher compared to the prior year.

Net Income and Funds Flow from Operations

Net Income before unit based compensation expense for 2003 rose to $8.0 million ($0.44 per unit) from $1.3 million ($0.12 per unit) in 2002 representing a 515% increase. Net Income for 2003 was $4.6 million ($0.24 per unit) after giving effect to the unit-based compensation expense of $3.4 million. For the fourth quarter ending December 31, 2003 net income before unit based compensation increased to $ 3.5 million from $0.5 million in 2002.

Funds Flow from Operations for 2003 increased to $15.7 million from $4.6 million for an increase of 241% from 2002. Funds flow from operations per unit for the year increased to $0.86 per unit from $0.45 per unit in 2002. For the fourth quarter funds flow from operations increased from $ 1.1 million in 2002 to $7.5 million in 2003.

The additions made in the form of acquisitions and new construction significantly added to the Trust'sbase cashflow and earnings capability. This growth combined with strong utilization and industry activity caused operating results to increase substantially.

Capital Investment

Capital Additions were significant for the Trust in 2003 due to our acquisition and new construction activity. On a comparative basis capital additions in 2003 were $ 80.8 million as compared to $ 1.5 million in 2002. Capital additions for 2003 were as follows:

Saturn Acquisition	$ 16.6
Bear Acquisition	$ 41.0
New Construction	$ 10.8
Other Additions	$ 12.4
Total	**$ 80.8**

The additions that were completed added significant drilling capacity to Trinidad. These additions have allowed Trinidad to provide a complete range of drilling services and contributed positively to the Trust's operating results. The additions completed were in response to our customer requests for deeper drilling capacity and in response to market driven demand fundamentals.

Liquidity and Resources

In 2003, Trinidad's strategy for growth included a strategy of focused financing. The Trust's goals were to finance its accretive growth and at the same time improve its overall financial position in terms of working capital and net debt. The Trust's balance sheet as at December 31, 2003 puts Trinidad in a very strong position to capitalize on future opportunities.

Our Working Capital position at December 31, 2003 was $9.2 million compared to $1.4 million for the prior year. The Trust's Net Debt position increased to $25.9 million from $12.5 million in 2002 while at the same time, capital assets increased from $38.5 million in 2002 to $103.0 million in 2003. In essence, at the end of 2003, Trinidad has grown its asset base significantly and financed this growth in a manner that improved the overall financial position of the Trust.

Looking ahead to 2004, future growth opportunities will be financed based on the same financing strategy of maintaining a strong financial position and managing investment risk for our unitholders.

Distributions

The Trust manages its distributions based on a payout ratio goal of 70 – 75% of funds available for distribution. Distributions are reviewed at least on a quarterly basis and distribution levels are set based on cashflow from operations on an earned basis..

Trinidad entered 2003 with an annual distribution of $0.27. The distribution was increased to $0.36 in February of 2003 and to $0.42 in July. The Trust increased distribution again in November to $0.54 per year. The difference between funds flow from operations and the actual distribution for the year was $0.40 per unit. These funds have been retained in the Trust to fund future growth opportunities, debt repayment, or future distributions.

	2003	%	2002	%
Funds flow from operations	$15,743,076	100%	$4,553,910	100%
Distribution paid & declared	$(8,352,005)	53%	$(554,320)	12%
Funds retained for growth, debt reduction & future distribution	$7,391,071	47%	$3,999,590	88%
Funds flow from operations per unit	$0.86		$0.45	
Distribution paid & declared per unit	$(0.45)		$(0.05)	
Funds retained per unit	$0.41		$0.40	
Annual distribution per unit at year end	$0.54		$0.27	

Converted and started paying distribution in November 2002.

As announced in a press release dated March 17, 2004, Trinidad again increased distributions to $0.66 per unit annually based on strong activity levels.

Risk Factors and Risk Management

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors, such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification

- safety policies and reporting

Outlook

Activity levels for 2003 reached historical highs due to strong commodity pricing and tight supply and demand fundamentals. Despite the fact that the industry drilled in excess of 21,000 wells in 2003, the Western Canadian Sedimentary Basin saw a net decline in overall reserves. The impact of this is that continued drilling activity is required to meet current supply requirements. New technology and efficiency must be implemented to continue to meet market demand for oil and gas commodities. Given these market fundamentals, drilling will continue to be focused on adding deeper reserves with lower decline rates and strong returns. Drilling activity is forecasted to exceed 20,000 wells in 2004. Trinidad with its expanded rig fleet, its focus on accretive growth, and its operating performance is strongly positioned to capture market opportunities and create continued value for our unitholders.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After closing the Arrow acquisition in March 2004, the Trust will have a total of 31 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

FINANCIAL HIGHLIGHTS – Three Months	**Three months ended December 31, 2003 $**	Three months ended December 31, 2002 $
Revenue	**24,107,225**	8,259,076
Gross margin	**10,876,610**	2,305,954
EBITDA (1)	**5,949,208**	1,350,625
Funds flow from operations before re-organization expenses (2)	**7,455,029**	1,106,754
Per units (diluted)	**0.29**	0.11
Net income before unit based compensation (4)	**3,547,399**	477,956
Per unit (diluted)	**0.14**	0.05
Net income (3) (4)	**1,086,399**	477,956
Per unit (diluted)	**0.04**	0.05
Units outstanding (weighted average units)	**25,205,568**	10,189,113
Units outstanding (diluted)	**25,481,316**	10,210,214
OPERATING HIGHLIGHTS		
Operating days – drilling	**1,398**	555
Rate per drilling day	**$16,050**	$12,125
Utilization rate – drilling	**72%**	50%
C.A.O.D.C. industry average	**57%**	41%
Drilling rigs operating	**21**	12
Utilization rate for service rigs	**70%**	64%
Industry average - C.A.O.D.C.	**59%**	47%
Service rigs operating	**8**	8

FINANCIAL HIGHLIGHTS – Twelve Months	**Twelve months ended December 31, 2003 $**	Twelve months ended December 31, 2002 $
Revenue	**62,338,242**	27,489,484
Gross margin	**23,839,961**	8,544,331
EBITDA (1)	**14,910,960**	5,648,074
Funds Flow from operations before Re-organization expenses (2)	**15,743,076**	4,553,910
Per unit (diluted)	**0.86**	0.45
Net income before unit based compensation (4)	**8,025,812**	1,254,948
Per unit (diluted)	**0.44**	0.12
Net income (3) (4)	**4,598,812**	1,254,948
Per unit (diluted)	**0.25**	0.12
Units outstanding (weighted average unit)	**18,084,880**	10,189,113
Units outstanding (diluted)	**18,360,628**	10,210,214
OPERATING HIGHLIGHTS		
Operating days – drilling	**3,936**	1,890
Rate per drilling day	**$14,355**	$11,928
Utilization rate – drilling	**63%**	43%
C.A.O.D.C. industry average	**53%**	39%
Drilling rigs operating	**21**	12
Utilization rate – service rigs	**67%**	53%
Utilization rate - C.A.O.D.C.	**56%**	49%
Service rigs operating	**8**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Funds Flow from Operations is Operating Cash Flow before net changes in non-cash operating working capital. Readers are cautioned that Funds Flow from Operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Funds Flow from Operations on a consistent basis for each reporting period.

(3) Net income for the third quarter of 2002 reflect a one time expense of $797,516 relating to re-organization expenses arising from Trinidad's trust conversion completed during the quarter.

(4) Net Income for the fourth quarter reflects the adoption of C.I.C.A. Handbook Section 3870 relating to Stock Based Compensation Expense. As a result, an expense of $2,461,000 has been recorded in the fourth quarter of 2003 and a total of $3,427,000 has been recognized for the year ending 2003. See note 3 of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2003

	December 31, 2003 $	December 31, 2002 $
Assets		
Current assets		
Cash	**4,894,110**	570,706
Accounts receivable	**21,308,022**	7,893,516
Prepaid expenses	**69,198**	128,021
	26,271,330	8,592,243
Deposit on capital assets (note 12)	**10,869,167**	-
Capital assets (note 7)	**102,917,660**	38,480,685
Deferred finance costs (note 6)	**882,836**	1,102,000
	140,940,993	48,174,928
Liabilities		
Current liabilities		
Operating line of credit Note 8)	-	4,178,548
Accounts payable	**10,055,110**	3,026,386
Current portion of long term debt (note 9)	**7,081,819**	54,947
	17,136,929	7,259,881
Long term debt (note 9)	**35,127,703**	13,832,610
Future income taxes (note 10)	**5,048,467**	3,162,004
	57,313,099	24,254,495
Unitholders' equity		
Unitholders' capital (note 11)	**79,093,121**	18,874,467
Contributed surplus (note 3)	**3,242,000**	-
Accumulated trust distributions (note 4)	**(8,906,325)**	(554,320)
Accumulated earnings	**10,199,098**	5,600,286
	83,627,894	23,920,433
	140,940,993	48,174,928

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

	Three months ended December 31, 2003 $	Three months ended December 31, 2002 $	**Twelve months ended December 31, 2003 $**	Twelve months ended December 31, 2002 $
Revenue				
Operating	**24,107,225**	8,259,076	**62,338,242**	27,489,477
Expenses				
Operating	**13,230,615**	5,953,122	**38,498,281**	18,945,153
General and administrative	**2,466,402**	955,329	**5,502,001**	2,896,250
Unit based compensation (note 3)	**2,461,000**	-	**3,427,000**	-
	18,158,017	6,908,451	**47,427,282**	21,841,403
Earnings before interest and amortization	**5,949,208**	1,350,625	**14,910,960**	5,648,074
Depreciation and amortization	**2,509,918**	648,993	**5,824,505**	2,157,604
Interest	**763,752**	258,970	**2,265,207**	978,939
Income before income taxes & re-organization expenses	**2,675,538**	442,662	**6,821,248**	2,511,531
Re-organization expenses (note 6)	-	(20,663)	-	(818,179)
Income taxes				
Current	**197,721**	(18,717)	**(335,973)**	(115,225)
Future	**1,391,418**	66,483	**(1,886,463)**	(647,341)
Future Taxes – re-organization expenses	-	8,191	-	324,162
	1,589,139	55,957	**2,222,436**	
Net Income	**1,086,399**	477,956	**4,598,812**	1,254,948
Accumulated earnings - beginning of period	**9,112,699**	5,122,330	**5,600,286**	4,345,338
Accumulated earnings - end of period	**10,199,098**	5,600,286	**10,199,098**	5,600,286
Earnings per unit				
Basic	**.04**	.05	**.25**	.12
Diluted	**.04**	.05	**.25**	.12

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Three months ended December 31, 2003 $	Three months ended December 31, 2002 $	**Twelve months ended December 31, 2003 $**	Twelve months ended December 31, 2002 $
Cash provided by (used in)				
Operating activities				
Net income for the year	**1,086,399**	477,956	**4,598,812**	1,254,948
Items not affecting cash				
Depreciation and amortization	**2,509,918**	648,993	**5,824,505**	2,157,604
Unit based compensation	**2,461,000**	-	**3,427,000**	-
Loss on sale of assets	**6,296**	-	**6,296**	-
Future income taxes	**1,391,418**	(74,854)	**1,886,463**	323,179
Re-organization expenses	**-**	20,663	**-**	818,179
Cash flow before change in non-cash working capital	**7,455,031**	1,072,758	**15,743,076**	4,553,910
Net change in non-cash operating working capital (note 13)	**(4,979,444)**	(1,881,863)	**(10,025,173)**	(1,705,449)
Re-organization expenses (note 6)	**-**	-	**-**	(418,179)
	2,475,587	(809,105)	**5,717,903**	2,430,282
Investing Activities				
Increase in deposits on capital assets	**(10,869,167)**	-	**(10,869,167)**	-
Acquisition of assets of Saturn Drilling	**-**	-	**(16,650,000)**	-
Acquisition of assets of Bear Drilling	**-**	-	**(41,000,000)**	-
Increase in capital assets	**(7,279,157)**	(511,131)	**(12,440,383)**	(1,510,402)
Proceeds from dispositions	**36,368**	-	**47,368**	-
Change in non-cash working capital item – accounts payable	**3,698,214**	-	**3,698,214**	-
	(14,413,742)	(511,131)	**(77,213,968)**	(1,510,402)
Financing Activities				
(Decrease) increase in line of credit	**(5,405,653)**	2,673,579	**(4,178,548)**	2,673,579
Increase (decrease) in long term debt - net	**22,775**	250,367	**28,316,368**	(2,368,412)
Net proceeds from unit issues	**23,938,849**	-	**60,033,654**	34,097
Debt financing cost	**-**	(759,099)	**-**	(759,099)
Trust distributions	**(4,115,442)**	(554,320)	**(8,352,005)**	(554,320)
	14,440,529	1,610,527	**75,819,469**	(974,155)
Increase (decrease) in cash for the period	**2,502,374**	290,291	**4,323,404**	(54,275)
Cash - beginning of period	**2,391,736**	280,415	**570,706**	624,981
Cash – end of period	**4,894,110**	570,706	**4,894,110**	570,706

CONSOLIDATED NOTES OF FINANCIALSTATEMENTS

1. Structure of the Trust

Organization

Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the business Corporations Act (Alberta) pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Trinidad Acquisition Corp., a wholly owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one to one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. Significant accounting policies

Basis of presentation

While the Trust commenced operations on September 18, 2002, these financial statements follow the continuity of interest basis of accounting as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Drilling rigs are depreciated using a unit of production method based on 3,300 drill days (estimated salvage value of 10%). Drilling pipe and collars are depreciated using a unit of production method based on 1,300 drilling days (without salvage value). Well servicing rigs are depreciated on a straight-line basis over 15 years. Office furniture and shop equipment are depreciated on a straight-line basis over five years. Automotive equipment is depreciated on a straight-line basis over four years (estimated salvage value of 10%). Inventory of spare parts and tubulars are carried at the lower of cost and replacement value. Cost is determined according to the specific item method.

Financial instruments

The Trust's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable, operating line of credit and long term debt. It is management's opinion that the Trust is not exposed to significant interest, currency, or credit risks other than such risk relating to debt and the operating line of credit which varies with prime and a 1% change in prime, would affect after tax earnings by approximately $270,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Per unit data

Earnings per unit is calculated using the weighted-average number of units outstanding during the year. Diluted calculations have been completed using the treasury method in accordance with Canadian generally accepted accounting principles.

Unit based compensation
The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. It is not possible to determine the fair value for the rights granted under the Plan using a traditional option pricing model. Compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price and other factors. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

Income tax
The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the unitholders. The Trust intends to allocate all taxable income to the unitholders.

Deferred financing cost
Costs associated with obtaining financing are deferred and amortized on a straight-line basis over five years. The amortization is included in depreciation and amortization expense.

3. Change in accounting policy

Unit based compensation plan
The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted using a traditional option pricing model, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002. The pro forma results are disclosed in Note 11.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3,427,000 and contributed surplus increased by $3,242,000 and unitholders' capital increased by $185,000.. See Note 11 for additional information regarding the nature of the plan.

4. **Reconciliation of cash available for distribution and accumulated cash distributions**

	2003	2002
Cash flow before change in non-cash working capital	$15,743,076	$4,553,910
Cash distributions paid and declared	8,352,005	554,320
Funds retained for growth capital expenditures and future distributions	7,391,071	3,999,590

Cash distributions paid during the year	$7,094,260	$554,320
Distributions declared and payable	1,257,745	-
Accumulated trust distributions - beginning of the year	554,320	-
Accumulated trust distributions - end of the year	$8,906,325	$554,320

5. **Acquisitions**

a) Acquisition of assets of Saturn Drilling

On April 9, 2003 Trinidad Drilling purchased substantially all the assets of Saturn Drilling for $16.4 million plus acquisition costs of $1.1 million. The trust issued 4,615,385 units at $2.60 per unit for gross issue proceeds of $12.0 million.

	2003
Purchase price	$16,650,000
Adjusted purchase price	$16,650,000
Financed as follows:	
New equity raised net of issue costs	$10,710,000
Debt financing	5,940,000
	$16,650,000

b) Acquisition of assets of Bear Drilling

On July 15, 2003 Trinidad Drilling purchased substantially all the assets of Bear Drilling for $41.0 million, $40.0 million of which was paid in cash and $1.0 million in trust units. The trust issued 6,944,444 units at $3.60 per unit for gross issue proceeds of $25.0 million plus 277,778 units were issued to Bear Drilling shareholders at $3.60 for a total of $1.0 million.

	2003
Purchase price	$41,000,000
	$41,000,000
Financed as follows:	
New equity raised net of issue costs	$24,454,000
Debt financing	16,546,000
	$41,000,000

6. **Deferred financing and restructuring cost**

	Cost	Accumulated Amortization	Net Book Value	Dec 02 Net Book Value
Deferred financing costs	$1,164,695	$281,859	$882,836	$1,102,000

During 2002 restructuring costs totaling $818,179 were charged to earnings. These costs were related to the reorganization of share capital into trust units. The cash component of the restructuring cost charged to earnings was $418,179 the remaining $400,000 relates to value assigned to the trust units issued to complete the arrangement. In addition, debt financing costs $1,164,695 have been capitalized of which $764,695 represented the cash component of the debt financing cost and $400,000 relates to the value assigned to the trust units issued to complete the debt financing. The restructuring costs were paid through cash consideration of $1,182,874 and the issuance of 500,000 trust units at $1.60 per unit.

7. Capital assets

	Cost $	Accumulated Depreciation $	**2003 Net Book Value** **$**	2002 Net Book Value $
Rigs and equipment	111,392,025	10,718,369	**100,673,656**	36,988,980
Automotive and other equipment	2,439,211	683,237	**1,755,974**	966,053
Inventory – rig equipment	488,030	-	**488,030**	525,652
	114,319,266	11,401,606	**102,917,660**	38,480,685

8. Operating line of credit

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $15,000,000, which is payable on demand and bears interest at prime plus 0.25% per annum (December 31, 2003 – prime rate 4.5%). Advances are made under this credit facility based on trade receivables, and the loan is secured by a charge over accounts receivable. The Trust has provided a letter of guarantee against this facility to another financial institution in the amount of $175,000.

9. Long-term debt

	2003 **$**	2002 $
G.E. Capital (a)	41,532,952	13,678,312
G.M.A.C. (b)	79,316	122,598
Ford Credit (c)	597,254	86,647
	42,209,522	13,887,557
Less: Current portion of long term debt	(7,081,819)	(54,947)
	35,127,703	13,832,610

(a) During 2003 the Trust increased its term credit facility to a $45.0 million (2002 - $30.0 million) non-reducing term facility held by G.E. Capital. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.95%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 48 months. The facility is secured by a general security agreement covering all Trust assets. On February 20, 2004 the term credit facility was increased to $65.0 million.

At December 31,2003, $6.9 million is recorded as current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

(b) The G.M.A.C. loan is amortized over 36 months at an interest rate of 2.9%.

(c) The Ford Credit loan is amortized over 48 months at an interest rate varying from 0% to 9%.

10. Income taxes

Income tax expense varies from the amounts calculated by applying the Canadian combined Federal and Provincial corporate income tax rate for each of the years due to the following differences:

	2003 **$**	2002 $
Corporate Tax Rate	37.34%	39.24%
Net income before tax after trust re-organization expenses	6,821,248	1,693,352
Tax expense at statutory rate	2,547,054	664,471
Tax reduction arising from trust income distribution	(1,834,496)	(254,016)
Non deductible expenses –unit based compensation	1,279,642	-
Effect of change in expected tax rate	(92,491)	(87,276)
Large corporation tax expense	335,973	115,225
Other	(13,246)	-
Total tax expense	2,222,436	438,404

The liability for future income taxes on the trust's balance sheet is comprised of the following temporary differences:

	2003 **$**	2002 $
Net book value in excess of undepreciated capital cost of assets	5,109,534	3,265,362
Tax benefit related to financing costs	(61,067)	(103,358)
Future income tax liability	5,048,467	3,162,004

11. Unitholders' capital

Authorized
Unlimited number of trust units, voting, participating

Share capital issued and outstanding

	2003		2002	
	Number of shares	**Amount $**	Number of units	Amount $
Common shares - opening balance	-	-	10,035,849	18,040,370
Common shares issued per plan arrangement	-	-	500,000	800,000
Common shares issued on conversion of options	-	-	22,625	34,097
Converted to trust units September 17, 2002	-	-	(10,558,474)	(18,874,467)
Common shares – ending balance	-	-	-	-

Unitholders' capital issued and outstanding

	Number of units	**Amount $**	Number of units	Amount $
Unitholders' capital – opening balance	10,558,474	18,874,467	-	-
Trust units issued on conversion	-	-	10,558,474	18,874,467
Trust units issued – Saturn purchase	4,615,385	10,860,230	-	-
Trust units issued – Bear purchase	7,222,222	24,453,966	-	-

Trust units issued for cash	5,050,506	23,702,034	-	-
Trust units issued on conversion of options	503,294	1,202,424	-	-
Unitholders' capital – ending balance	**27,949,881**	**79,093,121**	**10,558,474**	**18,874,467**

The per trust unit amounts for 2003 were calculated based on the weighted average number of units outstanding of 18,084,880 (2002 – 10,189,113). In the current year the calculated additional diluted units are 275,748(2002 – 21,101) due to the dilutive impact of employee and directors rights and options.

Unit option plan
The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following table sets out unit options that are outstanding:

	2003		2002	
	Number of options	**Weighted-average Exercise price**	Number of options	Weighted-average Exercise price
Outstanding - beginning of period	**890,302**	**1.91**	740,927	1.97
Granted during the period	-	-	172,000	1.58
Exercised during the period	**(430,696)**	**1.89**	(22,625)	1.51
Returned during the period	**(107,512)**	**2.10**	-	
Outstanding – end of period	**352,094**	**1.97**	890,302	1.91

	Options outstanding		Options exercisable	
Grant Date	Options outstanding	Weighted-average Exercise price	Options exercisable	Weighted-average Exercise price
May 4, 2001	204,760	2.25	204,760	2.25
May 24, 2002	147,334	1.58	90,904	1.58
Total	**352,094**	**1.97**	**295,664**	**2.01**

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2003 would be to decrease net income by $40,000 (2002 - $23,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

Trust Unit Rights Incentive plan
On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. There are 763,979 rights reserved for issuance under the Trust Unit Rights Incentive Plan subject to amendments by the trust unitholders, provided that the number of rights reserved for issuance does not exceed 10% of the trust units outstanding at the time.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights is to be adjusted downwards from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following table sets out unit options that have been granted since the adoption of the Trust Unit Rights Incentive Plan and are still outstanding:

	2003		2002	
	Number of rights	**Weighted-average Exercise price**	Number of rights	Weighted-average Exercise price
Outstanding-beginning of period	**-**	**1.91**	-	-
Granted during the period	**1,909,603**	**4.04**	-	-
Exercised during the period	**(72,598)**	**2.78**	-	-
Returned during the period	**(4,133)**	**3.35**	-	-
Outstanding – end of period	**1,832,872**	**4.09**	-	-

	Rights outstanding		Rights exercisable	
Grant Date	Options outstanding	Weighted-average Exercise price	Options exercisable	Weighted-average Exercise price
May 2, 2003	627,156	2.78	337,377	2.78
August 5, 2003	742,031	4.37	371,016	4.37
November 20, 2003	463,685	5.41	231,843	5.41
Total	**1,832,872**	**4.09**	**940,236**	**3.22**

12. Commitments

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

	2003 $
2004	369,191
2005	362,055
2006	355,055
2007	355,055
2008	355,055

The Trust has entered into a contract to purchase two telescopic double rigs at a purchase price of $14.2 million. The deposit on rig equipment of $10.9 million has been paid towards this equipment with the remaining $3.3 million due after completion of construction. Subsequent to year end both rigs were delivered.

13. Supplemental information

Change in non-cash operating working capital

	2003 $	2002 $
Accounts Receivable	**(13,414,506)**	(3,497,182)
Prepaid expenses	**58,823**	(63,006)
Accounts Payable	**3,330,510**	1,854,739
	(10,025,173)	(1,705,449)

Change in non-cash investing working capital

	2003 $	2002 $
Accounts payable for capital accruals	**3,698,214**	-

Cash Transactions

	2003 $	2002 $
Taxes paid	**164,167**	125,225
Interest paid	**1,501,455**	978,939

These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

14. Subsequent events

On March 15, 2004 the Trust purchased substantially all the assets of Arrow Drilling for $45.0 million. The acquisition was financed through the issuance of $18 million in exchangeable shares and $27 million in new trust units. The Trust issued 4,096,154 trust units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

15. Comparative balances

Certain comparative numbers have been reclassified to conform to this year's presentation.



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2
Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 8, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Trinidad Energy Services Income Trust
CUSIP: 896 35P 100
Annual Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Trinidad Energy Services Income Trust:

Issuer:	Trinidad Energy Services Income Trust
CUSIP:	896 35P 100
Type of Meeting:	Annual Meeting of Unitholders
Date:	June 9, 2004
Place:	Calgary, Alberta
Record Date:	May 7, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Trinidad Energy Services Income Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Trinidad Energy Services Income Trust
Attn: Ms. Tara Wood

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending March 31, 2004.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the disposition of 10,000 units of Trinidad Energy Svcs (the "Reporting Issuer"). For the period March 1, 2004 through March 31, 2004 Acuity sold 10,000 units of the Reporting Issuer, representing 0.03% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

4,256,044 units of the Reporting Issuer representing 12.37% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

4,256,044 units of the Reporting Issuer representing 12.37% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

> The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

> Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

> Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

> None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

> I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:
>
> (1) Make a formal take-over bid for securities of the Reporting Issuer, or
>
> (2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\CCT\511127\1

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: April 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR APRIL, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") confirms that the cash distribution for the month of April 2004 to be paid May 15, 2004 for unitholders of record on April 30, 2004 will be 5.5 cents per trust unit ($0.66 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. For participation information, Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 31 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2
Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 5, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Trinidad Energy Services Income Trust
CUSIP: 896 35P 100
Annual and Special Meeting of Unitholders

We are pleased to advise you of the revised details of the upcoming meeting of the unitholders of Trinidad Energy Services Income Trust:

Issuer:	Trinidad Energy Services Income Trust
CUSIP:	896 35P 100
Type of Meeting:	**Annual and Special Meeting of Unitholders**
Date:	June 9, 2004
Place:	Calgary, Alberta
Record Date:	May 7, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Trinidad Energy Services Income Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Trinidad Energy Services Income Trust
Attn: Ms. Tara Wood

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: May 3, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES COMMITTED NEW RIG CONSTRUCTION PROGRAM

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce construction of two new 3,600 metre diesel electric double drilling rigs in response to customer requests for additional drilling capacity. The new rigs are backed by take or pay contracts which provide for committed days and drilling rates. Trinidad's investment in new drilling rig technology is improving the efficiency of the entire drilling operation for Trinidad's customers. Trinidad's ability to provide new and innovative drilling rigs operated by strong operational personnel has continued to provide Trinidad with opportunities to add incremental drilling capacity.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the construction of the two rigs, the Trust will have a total of 33 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres with 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com



VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada,
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 12, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Trinidad Energy Services Income Trust
Annual General and Special Meeting of Unitholders
To Be Held on June 9, 2004

In our capacity as the Agent for Trinidad Energy Services Income Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders and holders of exchangeable shares of Trinidad Energy Services Income Trust, on **May 12, 2004**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Trinidad Energy Services Income Trust
Attn: Ms. Tara Wood

DECLARATION AS TO MAILING

PROVINCE) IN THE MATTER OF **TRINIDAD ENERGY SERVICES INCOME TRUST**
OF) ("TRUST"), THE ANNUAL GENERAL AND SPECIAL MEETING OF
ALBERTA) UNITHOLDERS TO BE HELD ON **JUNE 9, 2004**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 12, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MAY 7, 2004, **WERE THE REGISTERED HOLDERS OF TRUST UNITS AND EXCHANGEABLE SHARES OF THE TRUST, COPIES OF EXHIBITS "A" THROUGH "G";**

   (a) a copy of the NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST FORM marked EXHIBIT "E" and identified by me;

   (f) a copy of the VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 11, 2004 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 12TH DAY OF MAY 2004.

"Pam Elliott"	"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006.	CHERYL DAHLAGER

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Trinidad Energy Services Income Trust**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		27,949,881	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	6.13	
Market value of class or series	=	115,433,009	
			115,433,009 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): 41,532,952
[Provide details of how determination was made.] (B)

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 156,965,961

Total fee payable in accordance with Appendix A of the Rule 15,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

TRINIDAD ENERGY SERVICES INCOME TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON WEDNESDAY, JUNE 9, 2004

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") will be held at the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 9, 2004, at 10:00 a.m. (Calgary time), for the following purposes:

1. To receive and consider the financial statements of the Trust for the year ended December 31, 2003, together with the auditor's report thereon.

2. To nominate directors of Trinidad Drilling Ltd. for the ensuing year or until their successors are duly elected or appointed.

3. To nominate the auditors for the Trust for the ensuing year and to authorize the directors of Trinidad Drilling Ltd. to fix their remuneration.

4. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "A" to the Information Circular accompanying this Notice, authorizing the Trust to enter into one or more private placements in the next 12 months that will result in the issuance or approval to issue such number of Trust Units, taking into account any Trust Units that may be issued under exercise of any warrants, rights, options or other rights granted in connection with the private placements, in excess of the TSX 25% Rule to a maximum of 75% of the outstanding Trust Units of the Trust as of the date of the Information Circular within 12 months of the date of the Meeting as outlined in the Information Circular.

5. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "B" to the Information Circular accompanying this Notice, approving the amendment of the trust unit rights incentive plan, as more fully described in the accompanying Information Circular.

6. To consider, and if thought appropriate, to pass a resolution in the form set forth in Schedule "C" to the Information Circular accompanying this Notice, approving and ratifying the the granting of certain rights under the trust unit rights incentive plan, as more fully described in the accompanying Information Circular.

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The financial statements of the Corporation for the year ended December 31, 2003, including the auditor's report, are included in the Trust's Annual Report which is being mailed with this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on May 7, 2004 will be entitled to vote at the Meeting. No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED May 11, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF
TRINIDAD DRILLING LTD.

(signed) Michael Heier
Chief Executive Officer and Director

OPPORTUNITIES TO GROW, THE STRENGTH TO SUCCEED

The Management's Discussion and Analysis has been prepared taking into consideration information available to March 16, 2004. The following discussion is based on the Trust's consolidated financial statements which were prepared in accordance with generally accepted accounting principles. The discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes contained on pages 26 to 36 of this report.

The Trust commenced operations on September 18, 2002. The financial information follows the continuity of interest basis as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

The report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

Trinidad achieved record revenues, earnings and cash flow during 2003. Strong industry fundamentals and operating performance provided Trinidad with strong utilization and improved margins.

The industry drilled approximately 21,758 wells in Western Canada in 2003. The strong activity levels experienced combined with Trinidad's growth through acquisition, caused our operating results to increase significantly. Overall rig utilization during 2003 was 53% for the industry. Trinidad beat the industry by 19% and achieved overall rig utilization of 63% for the year.

Trinidad's goals for 2003 were to build on our operational capabilities both in terms of capacity and the scope of the drilling services that we were able to provide. To accomplish this, we took a two-pronged approach. We added significant drilling capacity and capability through the acquisition of Saturn Drilling, Bear Drilling and Poncho Rigs. These acquisitions added drilling depth capacity and allowed Trinidad to better meet the needs of its customer base. The second approach was customer driven capital investment in new assets through construction. This initiative invoked significant capital investment in equipment design and technology. These investments again added to Trinidad's drilling capabilities and improved overall operational and safety performance.

FOURTH QUARTER REVIEW

Trinidad's fourth quarter reflects both an increase in overall drilling activity and the extra capacity that has been added through acquisition. Trinidad's operating days increased to 1,398 from 555 in 2002 while utilization for the same period increased from 50% to 72%. Trinidad continued its strong utilization and margin performance and surpassed the industry by 26% in the fourth quarter. During the fourth quarter, Trinidad continued to add to its drilling capabilities by building two new telescopic double drilling rigs under contract to meet customer demands. Trinidad's revenues for the fourth quarter increased to $24.1 million from $8.2 million in 2002. Earnings before interest, taxes and depreciation increased from $1.4 million to $6.0 million for the fourth quarter of 2003. Cashflow from operations for the fourth quarter increased to $7.4 million ($.29 per unit) from $1.1 million ($.11 per unit) in 2003. Net income before unit based compensation expense for the same period increased to $3.5 million ($.14 per unit) from $0.5 million ($.05 per unit) in 2003.

FINANCIAL AND OPERATING HIGHLIGHTS

	Q4	Q3	Q2	Q1	Total
2003					
FINANCIAL					
Revenue	**24,107,225**	**17,814,703**	**6,539,505**	**13,876,809**	**62,338,242**
Gross margin	**10,876,610**	**6,564,777**	**1,336,734**	**5,061,840**	**23,839,961**
EBITDA [1]	**5,949,208**	**4,789,423**	**72,567**	**4,099,762**	**14,910,960**
Funds flow from operations before re-organization expenses	**7,455,029**	**4,607,787**	**(71,868)**	**3,752,128**	**15,743,076**
Per unit (diluted)	**0.29**	**0.21**	**(0.01)**	**0.35**	**0.86**
Net income before unit based compensation	**3,547,399**	**2,713,692**	**(308,049)**	**2,072,773**	**8,025,812**
Per unit (diluted)	**0.14**	**0.12**	**(0.02)**	**0.20**	**0.44**
Net income (loss)	**1,086,399**	**2,102,692**	**(663,049)**	**2,072,773**	**4,598,815**
Per unit (diluted)	**0.04**	**0.09**	**(0.04)**	**0.19**	**0.25**
Units outstanding (weighted average)	**25,205,568**	**21,593,352**	**14,976,887**	**10,618,685**	**18,084,880**
Units outstanding (diluted)	**25,899,912**	**22,143,023**	**15,374,891**	**10,743,349**	**18,360,628**
OPERATING					
Operating days – drilling	**1,398**	**1,193**	**455**	**890**	**3,936**
Rate per drilling days ($)	**16,050**	**14,004**	**11,261**	**13,743**	**14,355**
Utilization rate – Trinidad	**72%**	**68%**	**33%**	**83%**	**63%**
CAODC industry average	**57%**	**53%**	**30%**	**72%**	**53%**
Drilling rigs operating	**21**	**20**	**15**	**12**	**21**
Utilization rate for service rigs	**70%**	**67%**	**57%**	**71%**	**67%**
CAODC industry average	**59%**	**60%**	**43%**	**65%**	**56%**
Service rigs operating	**8**	**8**	**8**	**8**	**8**
2002					
FINANCIAL					
Revenue	8,259,069	5,922,588	3,782,398	9,525,422	27,489,477
Gross margin	2,305,954	1,748,666	835,562	3,654,149	8,544,331
EBITDA [1]	1,353,087	1,112,363	266,541	2,916,083	5,648,074
Funds flow from operations before re-organization expenses	1,106,754	833,899	(11,035)	2,624,292	4,553,910
Per unit (diluted)	0.11	0.08	(0.01)	0.26	0.45
Net income before unit based compensation	477,956	(131,106)	(221,554)	1,129,652	1,254,948
Per unit (diluted)	0.05	(0.01)	(0.02)	0.11	0.12
Net income (loss)	477,956	(131,106)	(221,554)	1,129,652	1,254,948
Per unit (diluted)	0.05	(0.01)	(0.02)	0.11	0.12
Units outstanding (weighted average)	10,189,113	10,535,849	10,035,849	10,035,849	10,189,113
Units outstanding (diluted)	10,210,214	10,535,849	10,035,849	10,035,849	10,210,214
OPERATING					
Operating days – drilling	555	409	272	654	1,890
Rate per drilling days ($)	12,125	10,721	9,853	13,379	11,928
Utilization rate – Trinidad	50%	37%	25%	61%	43%
CAODC industry average	41%	35%	22%	59%	39%
Drilling rigs operating	12	12	12	12	12
Utilization rate for service rigs	64%	64%	57%	37%	53%
CAODC industry average	47%	50%	39%	57%	49%
Service rigs operating	8	8	8	8	8

Notes:

[1] EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

The acquisitions and new construction programs were financed by new equity financing completed in November and by the use of internal cashflow. Trinidad's working capital position and leverage continued to improve in the fourth quarter due to strong activity levels and the additional equity which was issued.

REVENUE & OPERATING EXPENSE (Millions $)

	2003	2002	Change	%
Revenue	**62.4**	27.5	34.9	127
Operating expense	**38.5**	18.9	19.6	104
Margin percentage	**38%**	31%	7%	23%

RESULTS OF OPERATIONS

Trinidad's revenues for 2003 increased to $62.4 million from $27.5 million in 2002. This represents a 127% increase from the revenues which Trinidad achieved in 2002. These revenues are a direct result of the strong market conditions which prevailed in 2003 and Trinidad's significant growth. Operating expenses for the year increased to $38.5 million from $18.9 million effectively in proportion to the increase in revenue. The improved margins which were achieved are a result of a number of factors including strong activity levels, efficient operating practices, and above average rig utilization subsequent to the new rigs Trinidad acquired and new construction program.

GENERAL & ADMINISTRATION EXPENSES (Millions $)

	2003	2002	Change	%
General & administrative expense	**5.5**	2.9	2.6	90

General and administrative expenses for 2003 totaled $5.5 million as compared to $2.9 million in 2002. The increase in general and administrative expense is a direct result of the expansion of Trinidad's business through both acquisition and new construction. As a percentage of revenue, general and administrative expense actually decreased from 11% in 2002 to 9% in 2003 as a result of the economies of scale created by Trinidad's acquisitions.

DEPRECIATION EXPENSE

	2003	2002	Change	%
Depreciation expense (Millions $)	**5.8**	2.2	3.6	164
Depreciation expense per drill day ($)	**1,473**	1,164	309	27





Depreciation expense for 2003 increased to $5.8 million from $2.2 million in the previous year. On a per drill day basis, depreciation expense increased from $1,164 to $1,473 per drilling day. Trinidad's depreciation increase is a result of the increased drilling days experienced in 2003.

The increased rate per drilling day is due to the deeper capacity rigs which were purchased during the year which have higher capital costs.

INCOME TAX EXPENSES (Thousands $)

	2003	2002	Change	%
Current taxes	**336**	115	221	192
Future taxes	**1,886**	323	1,563	484

Trinidad's current taxes increased in 2003 as a result of capital taxes which rose due to the increase in capital assets. Future taxes increased as a result of claiming capital cost allowance in excess of depreciation and were higher in 2003 due to higher operating income.

NET INCOME AND CASH FLOW (Millions $)

	2003	2002	Change	%
Net income before re-organization trust expense & unit based compensation	**8.0**	2.5	5.5	220
Net income	**4.6**	1.3	3.3	254
Funds flow from operations	**15.7**	4.6	11.1	241

2003 net income includes a $3,427,000 expense resulting from the adoption of the CICA unit based compensation (please refer to note 3 of the financial statements).

2002 net income included expenses of $818,179 that related to the costs of the Trust re-organization. Both net income and net income before these expenses have been presented to allow the reader to evaluate the impact of these items.

Net Income for 2003 rose to $4.6 million from $1.3 million in 2002 representing a 254% increase. Net Income increased to $.25 per unit from $.12 per unit in 2002.

The additions the Trust made in the form of acquisitions and new construction significantly added to the base earnings capability of Trinidad. This growth combined with strong utilization and industry activity caused net income to increase substantially.

Funds flow from operations for 2003 increased to $15.7 million from $4.6 million for an increase of 241% from 2002. Funds flow from operations on a per unit basis increased to $.86 per unit from $.45 per unit in 2002.

CAPITAL INVESTMENT (Millions $)

	2003	2002	Change	%
Capital asset additions	**70.0**	1.4	68.6	4,900

Capital additions were significant for the Trust in 2003 due to our acquisitions and new construction. Capital additions for 2003 were as follows:

Saturn Acquisition	$ 16.6
Bear Acquisition	41.0
New Construction	12.4
	$ 70.0

The additions that were completed added significant drilling capability and capacity to Trinidad. These additions have allowed Trinidad to provide a complete range of drilling services and contributed positively to the Trust operating results. Trinidad's capital expenditures in 2003 were much higher than in 2002 due to the successful growth of the Trust. The additions completed were in response to our customer requests for deeper drilling capacity and in response to market driven demand fundamentals.

On March 15, 2004 capital additions increased by a further $45 million with the acquisition of Arrow Drilling.

UNITHOLDERS CAPITAL (Millions $)

	2003	2002	Change	%
Unitholders Capital	**79.1**	18.8	60.3	320

Unitholder Capital increased by $60.3 million with the issuance of an additional 17.4 million units. Issuance of the units was to complete the Saturn acquisition, Bear acquisition and for the new construction. (See Note 11 in the consolidated financial statements). On March 15, 2004 the Trust issued 4.1 million units for gross issue proceeds of $32 million. In addition, the Trust issued 2.3 million in a new series of exchangeable shares for proceeds of $18 million for the Arrow acquisition. (See Note 14 in the consolidated financial statements).

CONTRACTUAL OBLIGATIONS (Thousands $)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Leases, Building & Equipment	1,796	369	717	710	Nil



LIQUIDITY AND CAPITAL RESOURCES (Millions $)

	2003	2002	Change	%
Working capital	**9.2**	1.4	7.8	557
Net debt	**25.9**	12.5	13.4	107

In 2003, Trinidad's strategy for growth included a strategy of focused financing. The Trust's goals were to finance its growth on an accretive basis and at the same time improve its overall financial position in terms of working capital and net debt. The Trust's balance sheet at the year ending 2003 puts Trinidad in a very strong position to capitalize on future opportunities and provide unitholders with added confidence.

Our working capital position at December 31, 2003 was $9.2 million compared to $1.4 million for the prior year. The Trust's net debt position increased to $25.9 million from $12.5 million while at the same time, capital assets increased from $38.5 million in 2002 to $103.0 million in 2003. During 2003, Trinidad grew its asset base significantly and financed this growth in a manner that improved the overall financial position of the Trust.

Looking ahead to 2004, future growth opportunities will be financed based on the same financing strategy of maintaining a strong financial position and managing investment risk for our unitholders.

DISTRIBUTIONS

The Trust manages its distributions based on a payout ratio goal of 70 – 75% of funds available for distribution. Distributions are reviewed at least on a quarterly basis and distribution levels set based on cash flow from operations on an earned basis.

936 OPERATING DAYS


TOTAL DISTRIBUTION
Millions ($)
0.55
8.35
10.00
8.00
6.00
4.00
2.00
2002
2003

Trinidad entered 2003 with an annual distribution of $.27. The distribution was increased to $.36 in February of 2003 and to $.42 in July. The Trust increased distributions again in November to $.54 per unit annually. The difference between funds flow from operations and available for distribution and the actual distribution was $.41 per unit. These funds have been retained in the Trust to fund future growth opportunities or debt repayment.

DISTRIBUTIONS

	2003	%	2002	%
Funds flow from operations	**15,743,076**	**100**	4,553,910	100
Distribution paid $ declared	**(8,352,005)**	**53**	(554,320)	12
Funds returned for growth, debt reduction & future distribution	**7,391,071**	**47**	3,999,590	88
Funds flow from operations per unit	**$ .86**		$ .45	
Distribution paid & declared per unit	**$ (.45)**		$ (.05)	
Funds retained per unit	**$ .41**		$ .40	
Annual distribution per unit at year end	**$ .54**		$ .27	

Converted and started paying distributions in November 2002.

As announced in a press release dated March 25, 2004, Trinidad again increased distributions to $.66 per unit annually based on strong activity levels.

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis is based on the Trust's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Trust's significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Trust operates changes.


$70
MILLION CAPITAL
ASSET GROWTH



The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's property and equipment.

NEW ACCOUNTING STANDARDS

In 2003 the Canadian Institute of Chartered Accountants issued revised recommendations with respect to accounting for stock based compensation. The Trust elected to prospectively adopt the amendment. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively.

OUTLOOK

Activity levels for 2003 reached historical highs due to strong commodity pricing and tight supply and demand fundamentals. Despite the fact that the industry drilled 21,758 wells in 2003, the Western Canadian Sedimentary Basin saw a net decline in overall reserves. The impact of this is that continued drilling activity is required to meet current supply requirements.

Investment in new technology and efficiency must be implemented to continue to meet market demand for oil and gas commodities. Operators will continue to focus their drilling program on adding deeper reserves with lower decline rates and strong returns. Drilling activity is forecasted to exceed 20,000 wells in 2004 which would be approximately the same as the forecasted well count for 2003. Trinidad with its expanded rig fleet, its focus on accretive growth, and its operating performance is strongly positioned to capture market opportunities and create continued value for our unitholders.







NET CAPITAL ASSETS
Millions ($)



38.7
38.0
102.9
100.0
80.0
60.0
40.0
20.0
2001
2002
2003

TOTAL REVENUE
Millions ($)



27.2
27.5
62.4
80.0
64.0
48.0
16.0
2001
2002
2003


TOTAL ASSETS
Millions ($)
44.2
48.2
140.9
150.0
120.0
90.0
60.0
30.0
2001
2002
2003

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors, such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current productions
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for most production or damages.

WE MANAGE THESE RISKS WITH A FIVE-PRONGED APPROACH:

1. Client satisfaction and relationship building.

We recognize that the success of any drilling company is based on a high level of customer satisfaction and strong business relationships. With our up-to-date fleet of rigs, Trinidad can complete wells with significant overall cost savings compared to wells completed with other rigs. We, in turn, are able to pass these savings on to the customer. In addition, we strive to hire top quality people. These high calibre employees are integral to our strategy of developing an understanding of the needs of our customers and then tailoring innovative, practical and cost effective solutions to meet these needs. Feedback is provided on a regular basis by internal performance evaluations, including feedback from customers, which assists us in assessing how well the objectives are being met.

2. Adoption and implementation of technology.

The drilling industry is constantly evolving through advances in technology, which translates into cost savings and production and performance improvements. We continuously monitor the industry to keep pace with and implement appropriate technological advances. In addition, we strive to promote and develop internal advances, some of which may be proprietary in nature. Trinidad's rig and historical utilization record attests to this.

3. Creation of economic efficiencies.

We recognize that having top calibre employees and high quality equipment are important building blocks for a successful drilling company. Effective management also involves creating the optimum blend of equipment utilization and revenue streams to reap maximum economic returns. Such planning underlies all of our operations.

4. Emphasis on growth and diversification.

As part of a growth strategy, we evaluate acquisition and construction opportunities to add quality rigs to the fleet. The ability to acquire or construct rigs for our fleet is constrained by Trinidad's ability to finance such acquisitions, the availability of drilling rig construction contracts, as well as the availability to obtain rigs at acceptable prices. In addition to rig acquisition and construction opportunities, to the extent that the market provides value enhancing opportunities for the corporation, we are considering acquiring and constructing assets to develop lines of business that compliment our current operations, such as our recent diversification into the oil and gas well servicing rig sector.

5. Safety & environment.

We have made safety a focus in all aspects of our operations. In addition to protecting the well-being of employees, a safe workplace increases employee efficiency and prevents costly downtime from injuries as well as workers compensation and other claims. We foster a safe work environment through our safety program, which includes training for employees, regular maintenance of equipment and routine safety inspections.

In addition, Trinidad protects its unitholders and the financial position of the company by carrying public liability insurance. This provides coverage for damage to, or destruction of, company owned assets and the replacement or repair of those assets at the company's replacement costs.





WESTERN CANADIAN DRILLING ACTIVITY

	1998	1999	2000	2001	2002	**2003**
Number of wells drilled	9,744	12,148	17,649	18,110	15,707	**21,758**
Total metres drilled (000's)	12,078	13,154	19,252	19,397	16,521	**22,972**
Average well depth (metres)	1,240	1,083	1,091	1,071	1,052	**1,056**
Average industry rig utilization	45%	40%	55%	53%	39%	**53%**

Source: Daily Oil Bulletin


UNIT TRADING ($)
10
8
6
4
2
0
2002
2003
2004

TDG.UN




NET INCOME
Millions ($)
2.0
1.3
4.6
5.00
4.00
3.00
2.00
1.00
2001
2002
2003

557% WORKING CAPITAL INCREASE

MANAGEMENT'S REPORT

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information in this annual report. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and the relevant and reliable information is produced in a timely manner.

External auditors, appointed by the unitholders, have examined the financial statements. Their report is presented below. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.



Lyle C. Whitmarsh
President
March 16, 2004



Brent J. Conway
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of Trinidad Energy Services Income Trust

We have audited the consolidated balance sheets of Trinidad Energy Services Income Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta
March 16, 2004

TRINIDAD ENERGY SERVICES INCOME TRUST

INFORMATION CIRCULAR

For the Annual General and Special Meeting of Unitholders to be held on Wednesday, June 9, 2004

PROXIES

Solicitation and Appointment of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by Trinidad Energy Services Income Trust (the "**Trust**") for use at the Annual General and Special Meeting of the holders (the "**Unitholders**") of trust units (the "**Trust Units**") of the Trust to be held on Wednesday, June 9, 2004, at 10:00 a.m. (Calgary time) at the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S. W., Calgary, Alberta, and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the "**Notice of Meeting**"). Proxies must be delivered to Valiant Trust Company, #510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. Only a Unitholder of record at the close of business on May 7, 2004 (the "**Record Date**"), will be entitled to vote at the Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and a special voting unit (the "**Special Voting Unit**"). The Special Voting Unit was issued to Valiant Trust Company (the "**Exchangeable Shares Trustee**") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("**Exchangeable Shares**") issued by the Trust's wholly-owned subsidiary, Trinidad Drilling Ltd. ("**Trinidad**"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting by Holders of Exchangeable Shares" (the "**Voting Direction**") that has been provided to holders of Exchangeable Shares together with this Information Circular. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of Trinidad. A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder) to represent him or her at the Meeting other than the persons designated in the enclosed Form of Proxy. To exercise this right, the Unitholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names, or submit another appropriate proxy. Such Unitholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him as to how the Unitholder's Trust Units are to be voted. In any case, the Form of Proxy should be dated and executed by the Unitholder or his attorney duly authorized in writing.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to a substantial number of Unitholders who do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to in this section as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders

whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in such Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which company acts as a nominee for many Canadian brokerage firms. Trust Units held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Unitholder. Without specific instructions, brokers/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. The purpose of a form of proxy supplied to a Beneficial Unitholder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy issued by the Trust. Beneficial Unitholders are requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

Only holders of Exchangeable Shares whose name appears on the records of Trinidad as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

Revocability of Proxy

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Trust at any time up to 4:30 p.m. (Calgary time) the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked. A Unitholder who revokes his or her proxy and does not replace it with another that is deposited with the Trust's transfer agent, Valiant Trust Company, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting may not vote his or her Trust Units in any manner at the Meeting.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the Trust by the management of Trinidad. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Trust and/or Trinidad. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of Trinidad, who will not be remunerated therefor.

Exercise of Discretion by Proxy

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Trust Units represented by that Form of Proxy and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted on in accordance with the specification so made.

In the absence of such specification, the Trust Units represented by these Forms of Proxy will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, the Trust knows of no such amendment, variation or other matter.

Voting by Holders of Exchangeable Shares

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

INFORMATION CONCERNING THE TRUST

Trust Units and Principal Holders Thereof

The Trust is authorized to issue an unlimited number of Trust Units and, as at May 1, 2004, 32,306,335 Trust Units were issued and outstanding. Each Trust Unit outstanding on the Record Date is entitled to one vote. The Trust is also authorized to issue Special Voting Units and, as at May 1, 2004, one Special Voting Unit had been issued to the Exchangeable Shares Trustee. The Special Voting Unit is entitled to one vote for each Exchangeable Share outstanding on the Record Date. As at May 1, 2004, 2,307,692 Exchangeable Shares were issued and outstanding.

At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Unitholder. A Unitholder present in person or represented by proxy may demand a poll vote either before or after any vote by show of hands. On a poll vote, every Unitholder present in person or by proxy has one vote for each Trust Unit of which he is the registered holder. However, no proxy may be voted at the Meeting unless it was received by Valiant Trust Company at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

To the knowledge of the directors and officers of Trinidad, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the votes attached to the issued and outstanding Trust Units.

The Trust has determined that any person holding Trust Units of record as of the Record Date shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has, subsequent to the Record Date, disposed of his or her Trust Units. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

Quorum

Pursuant to the Trust Indenture, a quorum of Unitholders is present at the Meeting if two or more persons are present in person either holding personally or representing as proxies not less, in aggregate, than 5% of the votes attaching to the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such date being not less than 7 days later and to such place and time as may be appointed by the Chairman of the Meeting. If at the subsequently adjourned meeting a quorum (as defined above) is not present, the Unitholders present, either personally or by proxy, shall form a quorum and the meeting may proceed as the original Meeting was to proceed.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Consideration of Financial Statements

The consolidated financial statements of the Trust for the year ended December 31, 2003, together with the auditor's report thereon, have been included in the Trust's annual report and have been mailed to the Unitholders together with this Information Circular.

2. Nomination of Directors

The board of directors of Trinidad is responsible for the administration and management of the business and affairs of the Trust. Pursuant to the Trust Indenture dated August 1, 2002 among Trinidad and Valiant Trust Company (the "**Trust Indenture**"), the Unitholders are entitled to nominate the directors of Trinidad. Following such nominations, the Trust, as holder of all the shares of Trinidad, will vote those shares to elect those persons nominated by the Unitholders.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Unitholders or until a successor is elected or appointed. At the Meeting, a total of six individuals are proposed to be nominated by the Unitholders as directors of Trinidad. It is the intention of the persons named in the enclosed Form of Proxy, if not directed to the contrary in such Form of Proxy, to vote such proxies in favour of the nomination for the persons specified below.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Trust Units represented by proxy for the nomination of any other person or persons as directors at their discretion.

Six of the six proposed nominees are presently directors of Trinidad. Nominees for the board of directors, and information concerning them, as furnished by the individual nominees are set out below:

Name and Municipality of Residence and Position with Trinidad	Director Since	Principal Occupation	Trust Units Beneficially Owned Directly or Indirectly[3]
Michael E. Heier[2] Calgary, Alberta Chairman, Chief Executive Officer and Director	March, 1996	Chairman of the board of directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.	1,608,162
Grant D. Abbott[1] Calgary, Alberta Director	July, 1996	Controller of Stanfield Mining Group of Canada from February, 2003 to present; prior thereto, President of Abbott Financial Consulting Ltd. from June, 2002 to February, 2003; prior thereto, Chief Financial Officer of Trinity Energy Inc. from June, 1998 to May, 2002; prior thereto, Chief Financial Officer of the Heier Energy Group from September, 1990 to May, 1998.	39,864
Kevin A. Bennett[1][2] Calgary, Alberta Director	November, 1999	Independent businessman since July, 2001; prior thereto, President and Chief Operating Officer of Ventus Energy Ltd. from October, 1998 to September, 2001; prior thereto, Senior Vice President of Tarragon Oil and Gas Ltd. from 1989 to October 1998.	155,709
John M. Friesen[2] Steinbach, Manitoba Director	November, 1999	President of Friesen Drillers Ltd. since June, 1992.	71,800
Peter J. Gross Calgary, Alberta Director	February, 2000	Petroleum Engineer and independent engineering consultant from January, 2002 to present; prior thereto, Vice President and Chief Operating Officer of Viking Energy Royalty Trust from July, 1997 to December, 2001.	42,933
Naveen Dargan[1] Calgary, Alberta	June, 2003	Independent businessman since June, 2003; prior thereto, Senior Managing Director of Raymond James Ltd. from October, 2001 to June, 2003; prior thereto, Executive Vice President and Managing Director of Goepel McDermid Inc., a predecessor to Raymond James Ltd., from June, 1999 to October, 2001; prior thereto, Senior Vice President and Director of Goepel McDermid Inc. from April, 1998 to June, 1999.	50,000

Notes:

(1) Members of the Audit Committee of Trinidad. Trinidad does not have an Executive Committee.
(2) Members of the Compensation Committee of Trinidad.
(3) Does not include 506,084 options or rights to acquire Trust Units held by Mr. Heier; 134,076 options or rights to acquire Trust Units held by Mr. Abbott; 161,274 options or rights to acquire Trust Units held by Mr. Bennett; 164,653 options or rights to acquire Trust Units held by Mr. Friesen; 121,820 options or rights to acquire Trust Units held by Mr. Gross; and 95,642 rights to acquire Trust Units held by Mr. Dargan. See "Executive Compensation – Stock Option Plan" and "Executive Compensation - Trust Unit Rights Incentive Plan".

3. Nomination of Auditors

Pursuant to the Trust Indenture, Unitholders are asked to nominate auditors for the Trust. At the Meeting, Unitholders will be asked to nominate the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Trust, to hold office until the next annual general meeting of the Unitholders, and to authorize the directors of Trinidad to fix their remuneration as such. Following such nomination, the Trust, as holder of all the shares of Trinidad, will vote those shares to appoint the auditors nominated by the Unitholders. PricewaterhouseCoopers LLP have been the auditors of the Trust since its inception effective August 1, 2002; and prior thereto, were the auditors of Trinidad since 1998.

4. Advance Unitholder Approval of Private Placements

The Trust from time to time investigates opportunities to raise financing on advantageous terms. The Trust may undertake one or more financings over the next year and expects some which could be structured as private placements. Under the rules of the Toronto Stock Exchange (the "**TSX**"), the aggregate number of securities of a listed issuer which are issued or made subject to issuance (i.e. issuable under an option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of securities outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "**TSX 25% Rule**"), unless there has been Unitholder approval of such transactions.

For a period of twelve months after the date of the Meeting, the board of directors of Trinidad may consider it necessary and to be in the best interests of the Trust to solicit private placement funds for working capital and its operations and/or for acquisitions or other transactions. The TSX has a working practice that it will accept advance approval by Unitholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance Unitholder approval is given.

As at May 1, 2004, the Trust's issued and outstanding share capital is 32,306,335 Trust Units. The Trust proposes that the maximum number of Trust Units which either would be issued or made subject to issuance under one or more private placements in the 12-month period following approval of this resolution would not exceed 75% of the outstanding Trust Units of the Trust as at May 1, 2004 which is 24,229,751 Trust Units.

Any private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Trust;

(b) it cannot materially affect control of the Trust;

(c) it must be completed within a 12-month period following the date the Unitholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Trust Unit must not be lower than the closing market price of the Trust Units on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "**Market Price**"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

All private placements completed by the Trust are subject to prior TSX approval. Notwithstanding the approval of this resolution, the TSX would retain the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Unitholder approval may be required.

In anticipation that the Trust may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Trust Units, taking into account any Trust Units that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Trust requests its Unitholders pass an ordinary resolution allowing private placements on the terms described above. The private placements will only be negotiated if the board of directors of Trinidad believes the subscription price is reasonable in the circumstances and if the funds are required by the Trust to continue or expand its activities.

The directors of Trinidad believe the passing of this resolution is in the best interests of the Trust and recommend that Unitholders vote in favour of the resolution. In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of Trust Units which exceed the TSX 25% Rule, without specific Unitholder approval. Such restriction could impede the Trust's timely access to required funds on favourable terms.

The text of the resolution is set forth in Schedule "A". The advance approval of private placements is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Unitholders represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "A".

5. Amendment of Trust Unit Rights Incentive Plan

At the Meeting, Unitholders will be asked to approve a resolution authorizing an amendment to the trust unit rights incentive plan of the Trust, which plan was originally ratified by the Unitholders on June 9, 2003 (the "**Incentive Plan**"). The board has approved an amendment to the Incentive Plan designed to: (i) replace 615,763 Trust Units which have been issued upon the exercise of rights (the "**Rights**") and Options (herein defined) (See "Executive Compensation – Stock Option Plan") previously granted since June 9, 2003; and (ii) increase the number of Trust Units available for issuance upon the exercise of Rights granted under such Incentive Plan by an additional 1,695,440 Trust Units. Unitholders will be asked at the Meeting to ratify this amendment substantially in the form of the resolution set forth in Schedule "B" to the Information Circular (the "**Amendment**"). The effect of the Amendment is that the number of Trust Units which is equal to approximately 10% of the Trust's currently issued and outstanding Trust Units (inclusive of the 2,307,692 Trust Units issuable upon the exchange of the Exchangeable Shares (the "**Underlying Units**")) will be available for issuance upon the exercise of Rights issued or to be issued by the Trust.

The Amendment is intended to replenish the number of Trust Units available for issuance under the Incentive Plan so that an aggregate of 2,459,419 Trust Units (which is equal to approximately 10% of the currently issued and outstanding Trust Units plus the Underlying Units) are available for issuance under the Incentive Plan. As the Exchangeable Shares are substantially the legal and economic equivalent of the Trust Units, Management believes that the Underlying Units are properly included in the foregoing 10% calculation. By the Amendment, section 4 of the Incentive Plan, which provides for the maximum number of Trust Units available for the grant of Rights, is

amended and will result in the Incentive Plan properly reflecting the actual number of Trust Units which are available for issuance upon the exercise of Rights previously granted and Rights to be granted in the future as of the date of the Amendment.

Prior to the Amendment, the maximum number of Trust Units available under the Incentive Plan for issuance was 763,979 (which, when added to the number of Options available under the Option Plan (herein defined) (See "Executive Compensation – Stock Option Plan"), was approximately equal to 10% of the issued and outstanding Trust Units as at May 2, 2003). The Amendment will increase the number of Trust Units available for the grant of Rights by 2,311,203 Trust Units by replacing 191,904 Trust Units issued upon the exercise of previously outstanding Rights and 423,859 Trust Units issued upon the exercise of the previously outstanding Options and increasing the maximum number of Trust Units available for grant by 1,695,440 Trust Units. As at March 31, 2004, 2,273,951 Rights (inclusive of the Conditional Rights (as defined below)) remain outstanding and unexercised and none are available for future grants. Following the Amendment and the ratification of the Conditional Rights, the Trust would have an aggregate of 801,231 Rights available for granting. If the Unitholders do not ratify the grant of Conditional Rights, following the Amendment, the Trust would have an aggregate of 2,507,240 Rights available for granting. No financial assistance is or will be provided to participants in the Incentive Plan by the Trust to facilitate the purchase of Trust Units under the Incentive Plan.

The Incentive Plan is intended to provide long-term incentives to directors, officers, employees and consultants of the Trust and its affiliates and related parties involved in the management of Trinidad and to allow such persons to participate in the growth and development of the Trust by providing them with the opportunity, through Rights, to acquire an increased proprietary interest in the Trust that will be aligned with the interests of the Unitholders of the Trust and to reward them on the basis of the long-term Trust Unit trading price performance and income of the Trust, thereby reflecting the total returns to Unitholders.

The text of the resolution is substantially as set forth in Schedule "B". The Amendment is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Unitholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary, in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "B".

6. Ratification of the Granting of Certain Rights

In anticipation of Unitholder approval of the above Amendment, the board conditionally granted rights (the "**Conditional Rights**") to purchase Trust Units to officers, directors, employees and consultants as set forth below:

	Number of Trust Units	Exercise Price ($)	Expiry Date
Officers of Trinidad	339,719	4.37	August 5, 2008
(3 persons)	250,315	5.41	November 20, 2008
	317,391	8.25	March 17, 2009
	907,425		
Directors who are not officers of Trinidad	214,852	4.37	August 5, 2008
(5 persons)	125,000	5.41	November 20, 2008
	158,494	8.25	March 17, 2009
	498,346		
All other employees of Trinidad	127,368	4.37	August 5, 2008
(51 persons)	88,370	5.41	November 20, 2008
	84,500	8.25	March 17, 2000
	300,238		
Total	1,706,009		

At the Meeting, Unitholders will be asked to approve and ratify the granting of the Conditional Rights. Should the resolution not be approved, the Conditional Rights will be cancelled. In addition, if the previous resolution to approve the Amendment is not approved at the Meeting, then management intends to withdraw this resolution to approve the granting of the Conditional Rights and all such Conditional Rights will be cancelled.

The text of the resolution is set forth in Schedule "C". The approval and ratification of the Conditional Rights is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Unitholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of such resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth in the attached Schedule "C".

THE TRUSTEE

The Trustee

Valiant Trust Company (the "**Trustee**") is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust, effecting the payment of distributions to Unitholders and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the conclusion of the third annual meeting of Unitholders. Thereafter, the Trustee shall be reappointed or changed every three years as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Management and Trust Governance

The board of directors of Trinidad has generally been delegated the supervision of the management and affairs of the Trust, with the actual administration and provision of those services being carried out by management of Trinidad.

EXECUTIVE COMPENSATION

The Trust Indenture

The Trust was formed pursuant to, and is governed by, the Trust Indenture. The Trust is managed by the board of directors and senior officers of Trinidad, not by a third party, and the Trust does not pay any management fees.

Summary Compensation Table

Trinidad has three executive officers. The following table provides a summary of compensation paid during the fiscal years ended December 31, 2001, 2002 and 2003 to Trinidad's Chief Executive Officer, the next two most highly compensated executive officers and the past President (now a consultant) (the "**Named Executive Officers**"). The aggregate compensation paid to all other executive officers during the fiscal year ended December 31, 2003 was nil. Specific aspects of this compensation are dealt with in further detail in the following tables:

Name and Principal Position	Financial Year Ended	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation Fees, Commissions, etc. ($)	Securities Under Rights/SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation[4] ($)
Michael E. Heier	Dec. 31/03	120,000	305,667	3,000	335,909	Nil	Nil	Nil
Chairman of the Board	Dec. 31/02	120,000	Nil	Nil	9,500	Nil	Nil	Nil
Chief Executive Officer	Dec. 31/01	120,500	Nil	Nil	51,409	Nil	Nil	Nil
Lyle C. Whitmarsh[1]	Dec. 31/03	165,000	305,667	6,628	301,371	Nil	Nil	Nil
President	Dec. 31/02	127,500	15,000	Nil	23,950	Nil	Nil	Nil
	Dec. 31/01	142,350	Nil	Nil	Nil	Nil	Nil	Nil
Brent J. Conway[2]	Dec. 31/03	120,000	305,667	3,672	287,224	Nil	Nil	1,000
Chief Financial Officer	Dec. 31/02	120,000	15,000	Nil	102,000	Nil	Nil	Nil
	Dec. 31/01	13,096	Nil	Nil	Nil	Nil	Nil	Nil
Marvin J. Jones[3]	Dec. 31/02	120,000	Nil	Nil	6,000	Nil	Nil	Nil
Consultant	Dec. 31/01	111,300	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Lyle C. Whitmarsh was appointed as President on November 1, 2002; prior thereto he was General Manager, Operations since August, 2001.

(2) Brent J. Conway was appointed as Chief Financial Officer on November 26, 2001.

(3) Mr. Jones retired as President on November 1, 2002. Mr. Jones ceased being a consultant of Trinidad on April 30, 2002.

(4) Each Named Executive Officer may participate with other employees in the Employee Group RRSP Stock Purchase Plan. See "Employee Group RRSP Stock Purchase Plan".

Employee Group RRSP Stock Purchase Plan

Effective February 1, 2003, Trinidad introduced an employee group RRSP stock purchase plan (the "**Group Plan**"). The purpose of the Group Plan is to provide employees with a program for the regular purchase of Trust Units in the open market. To participate in the Group Plan, an employee must make a minimum contribution of up to 1% of monthly income into either the employee's or the employee's spousal RRSP plan. Trinidad will then contribute an amount equal to the employee's regular monthly contribution up to a maximum of 1% of monthly income into either the employee's or the employee's spousal RRSP plan.

Stock Option Plan

Historically, the Trust had in place a Stock Option Plan (the "**Option Plan**"), which provided for the issuance of options to acquire Trinidad shares ("**Options**"). In accordance with the provisions of the Option Plan, upon completion of the plan of arrangement contemplated in the information circular for the special meeting of shareholders of Trinidad held September 17, 2002, Options to acquire Trinidad Shares granted under the Option Plan converted to Options to acquire Trust Units on the same terms. In 2003, the Trust adopted an Incentive Plan to replace the Option Plan, which is described in more detail below under the heading "Trust Units Rights Incentive Plan". All Options granted under the Option Plan prior to June 9, 2003, however, will remain outstanding until their expiration, but no additional Options will be granted under the Option Plan. As of December 31, 2003, there were a total of 352,094 Options outstanding with an exercise prices ranging from $1.58 to $2.25 and expiry dates ranging from May 4, 2006 to May 24, 2007.

No Options were granted to the Named Executive Officers pursuant to the Option Plan during the Fund's most recently completed financial year. The following table sets out the value of all Trust Unit Options exercised by the Named Executive Officers during the financial year ended December 31, 2003, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options. The Named Executive Officers held 239,359 unexercised Options at December 31, 2003.

Aggregated Option Exercises
During the Most Recently Completed Financial Year
and Financial Year-End Value of Options

Name and Principal Position	2003 Options Exercises		Unexercised Options at December 31, 2003		Value of In-the-Money Options at December 31, 2003	
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Heier Chairman of the Board & Chief Executive Officer	89,191	257,401	57,742	3,167	$267,548	$16,562
Lyle C. Whitmarsh [(1)] President	Nil	Nil	33,950	5,000	$161,512	$26,150
Brent J. Conway[(2)] Chief Financial Officer	Nil	Nil	68,667	34,333	$313,120	$179,563
Marvin Jones[(3)] Consultant	66,963	69,258	Nil	Nil	Nil	Nil

Notes:
(1) Lyle C. Whitmarsh was appointed as President on November 1, 2002; prior thereto, he was General Manager, Operations since August, 2001.
(2) Brent J. Conway was appointed as Chief Financial Officer on November 26, 2001.
(3) Mr. Jones retired as President on November 1, 2002 and was engaged with Trinidad as a consultant until April 30, 2002.

Trust Unit Rights Incentive Plan

Effective May 2, 2003, the board of directors of Trinidad adopted an Incentive Plan pursuant to which Rights to acquire Trust Units may be granted to the directors, officers, employees and consultants of the Trust, Trinidad and their affiliates. On June 9, 2003, the Unitholders approved the adoption of the Incentive Plan. The purpose of the Incentive Plan is to provide effective long-term incentives to such persons and to reward them on the basis of the long-term trading price performance of the Trust Units and distributions of the Trust, thereby reflecting the total returns to Unitholders.

A total of 763,979 Trust Units are reserved for the issuance of Rights pursuant to the Incentive Plan. The terms of the Incentive Plan are discussed below.

The Incentive Plan provides Rights to enable directors, officers, employees and consultants of the Trust and its affiliates and related parties involved in the management of Trinidad to participate in the growth and development of the Trust.

The total number of Trust Units which may be granted to any holder of rights under the Incentive Plan shall not exceed 5% of the outstanding Trust Units; the maximum number of Trust Units which may be reserved for issuance to insiders under the Option Plan may not exceed 10% of the outstanding Trust Units; and the total number of Rights which may be granted to any one insider shall not exceed 5% of the issued and outstanding Trust Units.

The Incentive Plan is administered by the board of directors of Trinidad, subject to the policies of the TSX. The board of directors have the discretion to determine to whom Rights will be granted, the number of such Rights, the exercise price of such Rights and the terms and time frames in which the Rights will be exercisable; provided that Rights will be exercisable for a maximum of five years from the date of grant and the exercise price of such Rights may not be lower than the closing price of the Trust Units on the TSX on the day prior to the grant.

Subject to a resolution passed by the board of directors stating otherwise, and the qualification expressed in the next sentence, a Right shall terminate immediately upon the holder of rights ceasing to be a director, officer, employee or

consultant of Trinidad. Notwithstanding the foregoing, if the holder of rights' employment by Trinidad is terminated without cause, or upon the death of the holder of rights, the Rights may be exercised by the holder of rights or their legal representative, as applicable, within 90 days of the date of death or termination of employment or directorship of such individual, as long as the Rights do not expire by such time and have vested in accordance with their terms.

Under the Incentive Plan, distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.0% of the Net Book Value of Capital Assets of the Trust at the end of such calendar quarter would result in a reduction in the exercise price of the Rights at the election of the holder of the Rights by notice to the Trust at the time of exercise of the Right. The Incentive Plan would be administered by the board of directors of Trinidad, who may also vary the 2.0% threshold from time to time to accord with their view of the economic environment and establish a minimum price for the issuance of Trust Units on the exercise of the Rights if deemed advisable.

The Incentive Plan contains standard adjustment and anti-dilution provisions in the event of a merger, amalgamation, arrangement or sale of substantially all of the assets of Trinidad or if there is a subdivision, consolidation or reclassification of the Trust Units. Additionally, the Incentive Plan provides (unless the board of directors determines otherwise) for the acceleration of the vesting period for any Rights granted if an unsolicited proposal is made with respect to Trinidad or the Trust or a take-over bid which is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Trust Units.

Rights Granted During the Financial Year Ended December 31, 2003

Rights grants to the Named Executive Officers during the most recently completed financial year of the Trust are as follows:

Rights Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Rights Granted	% of Total Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Right)	Market Value of Trust Units Underlying Rights on the Date of Grant	Expiration Date
Michael E. Heier	127,659	17.6%	$2.78	$2.78	May 2, 2008
Chairman of the Board	122,076		$4.37	$4.40	August 5, 2008
& Chief Executive Officer[3]	86,174		$5.41	$5.75	November 20, 2008
Lyle C. Whitmarsh [1]	107,542	15.8%	$2.78	$2.78	May 2, 2008
President[3]	110,496		$4.37	$4.40	August 5, 2008
	83,333		$5.41	$5.75	November 20, 2008
Brent J. Conway[2][3]	99,269	15.0%	$2.78	$2.78	May 2, 2008
Chief Financial Officer	107,147		$4.37	$4.40	August 5, 2008
	80,808		$5.41	$5.75	November 20, 2008

Notes:

(1) Lyle C. Whitmarsh was appointed as President on November 1, 2002; prior thereto, he was General Manager, Operations since August, 2001.

(2) Brent J. Conway was appointed as Chief Financial Officer on November 26, 2001.

(3) The Rights granted on August 5, 2003 and November 20, 2003 are Conditional Rights. The Conditional Rights are subject to Unitholder approval and ratification. See "Matters to be acted Upon at the Meeting – 6. Ratification of the Granting of Certain Rights".

Rights Exercised During the Financial Year Ended December 31, 2003

The following table summarizes, for the Named Executive Officers, the number of Trust Units acquired pursuant to exercises of Rights during the financial year ended December 31, 2003, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Rights under the Incentive Plan as at December 31, 2003. Value realized upon exercise, if any, is the difference between the market value of the Trust

Units, as applicable, on the exercise date and the exercise or base price of the Right. Value of in-the-money Rights at financial year end, if any, is the difference between the exercise or base price of the Rights and the market value of the Trust Units on December 31, 2003.

Aggregated Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Value of Rights

2003 Rights Exercises			Unexercised Rights at December 31, 2003		Value of In-the-Money Rights at December 31, 2003	
Name and Principal Position	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Michael E. Heier Chairman of the Board & Chief Executive Officer	Nil	Nil	167,955	167,954	$466,487	$466,485
Lyle C. Whitmarsh [(1)] President	Nil	Nil	150,686	150,685	$409,835	$409,835
Brent J. Conway[(2)] Chief Financial Officer	Nil	Nil	143,612	143,612	$387,313	$387,311

Notes:

(1) Lyle C. Whitmarsh was appointed as President on November 1, 2002; prior thereto, he was General Manager, Operations since August, 2001.

(2) Brent J. Conway was appointed as Chief Financial Officer on November 26, 2001.

Employment Agreements

Trinidad has entered into executive employment agreements (the "**Executive Employment Agreements**") dated effective February 28, 2003 with three of the Named Executive Officers as set forth below (the "**Executives**"). Except for the specific duties of each Executive and other than as set forth below, the material provisions of such Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Trinidad or the Executive in accordance with the provisions thereof as described below.

For the financial year ended December 31, 2003 and pursuant to their respective Executive Employment Agreements, Mr. Michael E. Heier, Chairman and Chief Executive Officer, Mr. Lyle C. Whitmarsh, President, and Mr. Brent J. Conway, Chief Financial Officer, were entitled to annual base salaries, paid monthly, of $120,000, $165,000 and $120,000, respectively. Such annual base salaries are subject to annual review by Trinidad's Compensation Committee. For the 2004 financial year, the annual base salaries of Mr. Heier, Mr. Whitmarsh and Mr. Conway have been increased to $210,000, $200,000 and $155,000, respectively. In addition, each Executive will be entitled, at the discretion of Trinidad, to receive bonuses and to participate in the Incentive Plan.

Each Executive Employment Agreement will be terminated upon the death or incapacity of the Executive or voluntarily by the Executive with one month's notice to Trinidad. In addition, Trinidad may terminate each Executive Employment Agreement at any time for cause. Trinidad may terminate each Executive Employment Agreement at any time without cause by written notice, compensation in lieu of notice, or any combination thereof, based on a notice period of 24 months. Compensation in lieu of notice shall include a lump sum payment based on the length of the notice period and such Executives then current annual base salary, plus a lump sum equivalent to Trinidad's cost of benefits for such Executive for one year.

In the event that a change of control (as defined in the Executive Employment Agreements) of Trinidad or the Trust occurs, such Executive may, within six months of the effective date of such change of control, provide Trinidad with 30 days' written notice of his intention to terminate his employment for good reason (as defined in the Executive Employment Agreements, including the assignment of inconsistent duties, a reduction in salary and relocation).

Upon providing Trinidad with such notice, Trinidad shall make payment to such Executive including all accrued entitlements, a payment equal to such Executive's then current annual base salary for a notice period of 24 months and the lump sum equivalent of Trinidad's cost of benefits for such Executive for one year. If the employment of an Executive is terminated by Trinidad without cause during the 90 days prior to or after a change of control, the Executive shall be compensated as set forth in this paragraph.

Each Executive has covenanted that during his employment, and for a period of one year thereafter, he will not initiate contact with any employee or executive of Trinidad for the purposes of offering alternative employment or business opportunities. Each Executive has also agreed that during his employment, and for a period of six months thereafter, he will not solicit Trinidad's customers or enter into any business venture which directly or indirectly competes with Trinidad's business.

Compensation of Directors

In addition to Rights which may be granted to directors, officers and employees of Trinidad pursuant to the Incentive Plan (See "Executive Compensation – Trust Unit Rights Incentive Plan"), during the year ended December 31, 2003, four of the non-management directors of Trinidad received director's fees aggregating $30,000 and one non-management director received director's fees aggregating $20,000. Directors who are also members of management receive no compensation in their capacity as directors. Trinidad reimburses directors for expenses incurred in performing their duties as such.

REPORT ON EXECUTIVE COMPENSATION

Composition of Compensation Committee

The Compensation Committee is made up of two non-management directors and the Chief Executive Officer of Trinidad. For the most recent year end, the members of the Compensation Committee were Kevin Bennett, John Friesen and Michael Heier. Mr. Bennett acted as Chairman of the Compensation Committee.

Report on Executive Compensation

Trinidad's executive compensation program is designed to create an appropriate balance between competitive compensation and Unitholder value. The objectives of the compensation program are as follows:

- To provide competitive compensation which is comparable to similar companies and to ensure the retention of senior executives.
- To ensure that the executives are rewarded on an incentive basis which is aligned with the long-term interests of Unitholders.
- To provide long-term incentives through Rights in order to align the interests of senior officers with those of Unitholders.

Base Salary

The base salary of the Trinidad's officers is determined based on a comparative analysis of other public companies and Trusts which are operating in the same industry. The Compensation Committee attempts to take a balanced approach to executive compensation by providing both short and long-term incentive plans tied to performance With respect to long-term incentives such as the Incentive Plan, the Compensation Committee evaluates past performance, current Rights held and the position held. Each executive position is reviewed annually in terms of salary, bonus, long-term incentives (such as Rights) and actual performance. After the review, the Compensation Committee makes a formal recommendation to the Board of Directors.

Long-Term Incentives

A critical component of Trinidad's compensation strategy is a long-term incentive plan. The Incentive Plan provides all employees, including the senior officers, with an opportunity to participate in the growth in market

value of Trust Units. The granting of Rights is based on both position and performance. The goal of the Incentive Plan is to align the interests of employees with those of Unitholders.

Compensation of the Chief Executive Officer

The Chief Executive Officer of Trinidad is remunerated based on performance and tied to both operational and financial measurements. The incentive levels, as well as annual compensation, are reviewed annually by the Compensation Committee and compared to the compensation of chief executive officers of Trinidad competitors. This comparison is performed by utilizing publicly available information from Trinidad's competitors and through the use of industry salary surveys.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

The following table provides an aggregate summary of all compensation plans previously approved by Unitholders as at December 31, 2003. Neither the Trust nor Trinidad have any compensation plans not previously approved by Unitholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,510,051	$4.89	Nil

Notes:

(1) The Option Plan has been replaced by the Incentive Plan, which became effective May 2, 2003. See "Executive Compensation - Stock Option Plan", "Executive Compensation - Trust Unit Rights Incentive Plan" and "Matters to be Acted Upon at the Meeting – 5. Amendment to the Trust's Trust Unit Rights Incentive Plan". Options under the Option Plan will remain outstanding until exercised, cancelled or expired.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Every issuer that is listed on the TSX must disclose on an annual basis its approach to corporate governance with specific reference to 14 guidelines adopted by the TSX in 1995. As a result of the increasing importance being placed on corporate governance, the TSX is in the process of revising its corporate governance disclosure guidelines. The table below discloses the Trust's compliance with the existing 14 guidelines, including any explanation of the differences between the Trust's practices and the guidelines.

As the Trust is a trust, the corporate governance structure of the Trust is not the same as for a conventional corporation. The board of directors of Trinidad is responsible for the governance of the Trust.

See Schedule "D" for the Trust's statement of corporate governance practices.

PERFORMANCE GRAPH

The following graph illustrates the comparison between the cumulative total unitholder return for $100 invested in the Trust Units of the Trust since it commenced trading effective October, 2000 as compared to the TSX 300 Index for the applicable period.


600
500
400
300
200
100
0
2000
2001
2002
2003
Trust Return
TSX 300 Index

	2000	2001	2002	2003
Trust Return	$100	$89	$153	$486
TSX 300 Index	$100	$86	$74	$92

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management of Trinidad is not aware of any indebtedness outstanding by directors or senior officers of Trinidad or any associate or affiliate of any director or senior officer to Trinidad at any time since the commencement of the last completed financial year of the Trust.

INTERESTS OF DIRECTORS AND OFFICERS

Interest of Management in Material Transactions

To the knowledge of the board of directors and management of Trinidad, no insider of the Trust and none of the directors and executive officers of Trinidad, or associate of any of the foregoing, has had an interest, direct or indirect, in any material transaction with Trinidad and/or the Trust since the beginning of the last financial year, or in any proposed transaction that has materially affected or would materially affect Trinidad and/or the Trust.

Interest of Certain Persons and Companies in Matters to be Acted Upon

To the knowledge of the board of directors and management of Trinidad, no director or executive officer of Trinidad or anyone who has held office as such since the beginning of the last financial year or of any associate or affiliate of any of the foregoing has a material interest in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATTERS

As of the date of this Information Circular, the board of directors and management of Trinidad know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

The contents and the sending of this Information Circular have been approved by the directors of Trinidad.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com Financial information is provided in the Trust's comparative financial statements and MD&A for its most recently completed financial year.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

TRINIDAD ENERGY SERVICES INCOME TRUST
By: Trinidad Drilling Ltd.

By: (signed) Michael Heier
Chief Executive Officer

By: (signed) Brent J. Conway
Chief Financial Officer

Dated May 11, 2004.

SCHEDULE "A"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Advance Unitholder Approval to Private Placements

WHEREAS the Trust has determined it to be in the best interests of the Trust to obtain advance approval from holders of Units of the Trust (" **Unitholders**") in anticipation of private placements that may exceed the rules of the Toronto Stock Exchange which only permit the issuance pursuant to certain types of private placement transactions during any particular 6 month period of a maximum of 25% of the number of trust units outstanding on an a non-diluted basis prior to giving effect to such transaction in the absence of Unitholder approval (the "**TSX 25% Rule**");

NOW THEREFORE BE IT RESOLVED THAT:

1. The Trust be authorized to enter into one or more private placements in the next 12 months that will result in the issuance or approval to issue such number of trust units in the capital of the Trust (the "**Trust Units**") taking into account any Trust Units that may be issued under exercise of any warrants, options or other rights granted in connection with the private placements in excess of the TSX 25% Rule to a maximum of 75% of the outstanding Trust Units as of May 1, 2004 which is 32,306,335 Trust Units.

2. The authorization set forth in paragraph 1 is subject to the following additional restrictions in connection with any private placement to be proceeded with by the Trust under the advance approval being sought:

   (a) it must be substantially with parties at arm's length to the Trust;

   (b) it cannot materially affect control of the Trust;

   (c) it must be completed within a 12 month period following the date the Unitholder approval is given; and

   (d) it must comply with the private placement pricing rules of the Toronto Stock Exchange.

3. Any officer or director of Trinidad Drilling Ltd. (" **Trinidad**") is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all security and stock exchange laws and regulations.

4. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of, the Unitholders.

SCHEDULE "B"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Amendment to the Trust's Trust Unit Rights Incentive Plan

WHEREAS the board of directors of Trinidad Drilling Ltd. ("**Trinidad**") wishes to amend the number of trust units of the Trust (the "**Trust Units**") available for the grant of rights under its trust unit rights incentive plan (the "**Incentive Plan**") as more particularly described in the Information Circular of the Trust dated May 11, 2004;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

2. The Trust is hereby authorized to amend section 4 of the Incentive Plan so that an aggregate number of Trust Units equal to approximately 10% of the Trust's issued and outstanding Trust Units will be available for the issuance of rights under the Incentive Plan, by deleting section 4 in its entirety and replacing it with the following:

   "**4. Trust Units Subject to Plan**

   Rights may be granted in respect of authorized and unissued Trust Units, provided that the aggregate number of Trust Units reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 8, shall not exceed 2,459,419 Trust Units. Trust Units in respect of which Rights are not exercised shall be available for subsequent Rights under the Plan. No fractional Trust Units may be purchased or issued under the Plan."

3. Any officer or director of Trinidad is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all security and stock exchange laws and regulations.

4. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of the Trust's unitholders.

SCHEDULE "C"

ORDINARY RESOLUTION OF THE UNITHOLDERS OF TRINIDAD ENERGY SERVICES INCOME TRUST (the "Trust")

RE: Approval and Ratification of the Granting of Certain Rights

WHEREAS the board of directors of Trinidad Drilling Ltd. ("**Trinidad**") conditionally granted certain rights to directors, officers, employees and consultants of Trinidad (the "**Rights**");

AND WHEREAS, on the date hereof, the unitholders of the Trust have approved an increase in the number of Trust Units reserved for issuance under the trust unit rights incentive plan (the "**Incentive Plan**");

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

1. The granting of an aggregate of 1,706,009 Rights to certain directors, officers, employees and consultants of Trinidad under the Incentive Plan, as more fully described in the Information Circular of the Trust dated May 11, 2004, is hereby approved, ratified and confirmed.

2. Any officer or director of Trinidad is hereby authorized and directed on behalf of the Trust to sign and execute all documents and to do and perform all acts and things which he or she believes are necessary or advisable in order to give effect to this resolution, including compliance with all security and stock exchange laws and regulations.

3. The directors of Trinidad may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of the Trust's unitholders.

SCHEDULE "D"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the Trust's corporate governance practices is provided as required by the Toronto Stock Exchange (the "**TSX**"), with reference to guidelines adopted by the TSX in 1995. For further information on the corporate governance of the Trust and specifically, the Trust's response to the TSX guidelines on corporate governance, see the following.

Corporate Governance Guidelines Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Trust, including:		
(a) adoption of a strategic planning process;	Yes	(a) The Board has undertaken this responsibility. The Board meets this ongoing responsibility by focusing on long-term operational and financial goals at its meetings and reviewing growth opportunities.
(b) identification of the principal risks of the Trust's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Board reviews on a continuing basis the principal risks of the business including financial, competitive and operational risks. Business arrangements to monitor and minimize risk to the Trust are reviewed at least annually by the Board and, as required, at Board meetings.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) Succession planning is overseen by the Board as a whole.
(d) communications policy for the Trust; and	Yes	(d) The Board oversees investor relations and reviews status reports at each meeting. The Board specifically approves all major continuous disclosure material and offering documents before they are filed or sent to unitholders, including annual information forms, information circulars, financial statements and prospectuses.
(e) integrity of the Trust's internal control and management information systems.	Yes	(e) The Audit Committee of the Board takes responsibility for internal control and management information systems. As part of the review the Audit Committee meets separately with the Trust's auditors.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is composed of six directors of which only one is related.
3. Disclosure supporting the determinations of unrelated directors in Item 2.	See Comments	The related director of Trinidad is Michael Heier, Chief Executive Officer. The Board uses the following definition of "unrelated": An "unrelated directors is a director who has not been employed by, or engaged in a significant transaction with, Trinidad in the last two years.

GUIDELINES	COMPLIANCE	COMMENTS
4. The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors; with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	See Comments	The Board of Directors as a whole, of which (as described above) all but one director is unrelated, vets and approves new nominees to the Board and assesses individual directors on an ongoing basis.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	See Comments	As the Board is relatively small (six directors), it does not, as yet, have a specific committee to assess the role and effectiveness of members of the Board. The Board is able to monitor the effectiveness of individual directors and the Board as a whole by assessing such at Board meetings.
6. Existence of an orientation and education program for new recruits to the Board.	See Comments	While there is no specific program in place, management ensures that new Board members understand the business, objectives and risks associated with the Trust.
7. Consideration of the size of the Board and the impact of the number upon effectiveness.	Yes	The Board consists of six members, which is sufficient to give diversity of opinion and to staff committees. Trinidad believes its directors provide an appropriate blend of drilling-industry specific knowledge and public company experience.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director	Yes	During the fiscal year ended December 31, 2003, four of the non-management directors of Trinidad received director's fees aggregating $30,000 and one non-management director received director's fees aggregating $20,000. Directors who are also members of management receive no compensation. Directors may also participate in the Rights Plan. The Board assesses the adequacy of director compensation on an annual basis. It believes that the compensation granted to Directors during the fiscal year ended December 31, 2003 is adequate given meeting schedules and the demands placed on Directors.
9. Committees of the Board should generally be composed of:		The Board has two committees: the Audit Committee and the Compensation Committee.
(a) outside directors; and	See Comments	Each of the Board committees are comprised solely of outside directors except for the Compensation Committee which has two outside directors and one inside director.
(b) a majority of whom are unrelated directors.	Yes	Each of the Board's committees is comprised of a majority of unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Trust's approach to governance issues.	Yes	The Board has assumed responsibility for developing the Trust's approach to governance issues. The Board takes a proactive approach to governance issues and such issues are addressed, if necessary, at Board meetings.
11. The Board, together with the President and CEO, should develop position descriptions for the Board and the CEO,	Yes	Trinidad has a policy manual which sets out, in detail, the limits of management's authority and the matters which require approval of the Board. The manual also sets out the

GUIDELINES	COMPLIANCE	COMMENTS
involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the President and CEO is responsible for meeting.		duties of the senior management of Trinidad.
12. Establish structures and procedures to ensure that the Board can function independently of management.	See Comments	Both the Audit Committee and the Compensation Committee meet independently from Management and have the resources necessary to make independent decisions. The Chairman of the Board, Michael E.Heier, is also the Chief Executive Officer of Trinidad. The Board does not have a "lead director".
13. (a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is comprised of outside directors, all of whom are unrelated.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	See Comments	The Audit Committee meets at least four times each year to review quarterly results. The roles and responsibilities of Audit Committee members have been reviewed with each member using the corporate governance guidelines as set out by the TSX.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes	The Audit Committee communicates with internal and external auditors on a quarterly basis, at minimum.
(d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	See Comments	The Audit Committee, together with Management, have developed and maintain an internal control system.
14. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Trust in appropriate circumstances.	Yes	The Board will, in appropriate circumstances, allow an individual director to engage an outside adviser at the expense of the Trust.
15. Decisions requiring Board approval	See Comments	The Board always makes decisions with respect to the following: financial borrowing, equity issues, budget, officers' remuneration and major expenditures pursuant to corporate policy and business strategy.
16. Establish processes to receive unitholder feedback and deal with unitholder concerns.	See Comments	The Chief Financial Officer, in conjunction with the Chief Executive Officer, has been delegated the responsibility of addressing unitholder requests and concerns. The Chief Financial Officer personally responds to all verbal and written inquiries of Unitholders.

TRINIDAD ENERGY SERVICES INCOME TRUST

INSTRUMENT OF PROXY FOR ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON WEDNESDAY, JUNE 9, 2004

The undersigned hereby appoints Michael Heier, Chief Executive Officer of Trinidad Drilling Ltd. (the "**Corporation**") or, failing him, Brent Conway, Chief Financial Officer of the Corporation, or instead of either of the foregoing ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual General and Special Meeting (the "**Meeting**") of the unitholders ("**Unitholders**") of Trinidad Energy Services Income Trust (the "**Trust**") to be held on Wednesday, June 9, 2004, and at any adjournment of the Meeting, and on every poll that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the trust units represented by this Form of Proxy in the following manner:

1. FOR ☐ or WITHHOLD FROM VOTING ☐ on the nomination of directors of the Corporation.

2. FOR ☐ or WITHHOLD FROM VOTING ☐ on the nomination of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust and to authorize the directors of the Corporation to fix their remuneration.

3. FOR ☐ or AGAINST ☐ (**or, if no specification made, FOR**) the resolution in the form set forth in Schedule "A" to the accompanying Information Circular of the Trust, approving the issuance via private placements of up to an additional 75% of the number of trust units of the Trust outstanding as of the date of the Information Circular within 12 months of the date of the Meeting for the purposes and on the conditions outlined in the Information Circular of the Trust.

4. FOR ☐ or AGAINST ☐ (**or, if no specification made, FOR**) the resolution in the form set forth in Schedule "B" to the accompanying Information Circular of the Trust, approving the amendment of the trust unit rights incentive plan, as more fully described in the accompanying Information Circular of the Trust.

5. FOR ☐ or AGAINST ☐ (**or, if no specification made, FOR**) the resolution in the form set forth in Schedule "C" to the accompanying Information Circular of the Trust, approving and ratifying the granting of certain rights under the trust unit rights incentive plan, as more fully described in the accompanying Information Circular of the Trust.

This proxy is solicited on behalf of the Trust by the management of the Corporation. The Trust Units represented by this Form of Proxy will be voted, where the Unitholder has given a choice above, as directed, or, if no direction is given, FOR each of the above proposals. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Annual General and Special Meeting (the "Notice of Meeting") and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this __________ day of ______________________, 2004

____
Signature of Unitholder

____
Name of Unitholder
(Please Print)



NOTES:

1. A Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Trust as indicated below.

2. This Form of Proxy must be dated and executed by the Unitholder (using exactly the same name in which the trust units are registered) or by his attorney authorized in writing or, if the Unitholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Unitholder by the Trust.

3. In order for this Form of Proxy to be effective, it must be signed and deposited with Valiant Trust Company, #510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

BINDER	TAB	TITLE	DATE
2	40	Press release - English	Mar 15 2004
2	41	Other	Mar 16 2004
2	42	Other	Mar 16 2004
2	43	Other	Mar 16 2004
2	44	Press release - English	Mar 17 2004
2	45	Material change report - English	Mar 18 2004
2	46	Press release - English	Mar 25 2004
2	47	Notice of the meeting and record date - English	Apr 8 2004
2	48	Early warning report	Apr 8 2004
2	49	News release - English	Apr 16 2004
2	50	Notice of the meeting and record date - English	May 5 2004
2	51	News release - English	May 5 2004
2	52	Other	May 12 2004
2	53	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	May 12 2004
2	54	Notice of meeting - English	May 12 2004
2	55	MD&A - English	May 12 2004
2	56	Management information circular - English	May 12 2004
2	57	Form of proxy - English	May 12 2004
3	58	Certificate re dissemination to shareholders	May 12 2004
3	59	Audited annual financial statements - English	May 12 2004
3	60	Annual report - English	May 12 2004
3	61	News release - English	May 13 2004
3	62	News release - English	May 14 2004
3	63	MD&A - English	May 18 2004
3	64	Interim financial statements - English	May 18 2004
3	65	Form 52-109F2 - Certification of Interim Filings - CFO	May 18 2004
3	66	Form 52-109F2 - Certification of Interim Filings - CEO	May 18 2004
3	67	Other	May 19 2004
3	68	Cover letter	May 19 2004
3	69	Annual information form – English	May 19 2004
3	70	Other	May 20 2004
3	71	Other	Jun 10 2004
3	72	Report of voting results	Jun 15 2004
3	73	News release - English	Jun 16 2004
3	74	News release - English	Jul 8 2004
3	75	News release - English	Jul 8 2004
3	76	Preliminary short form prospectus - French	Jul 12 2004
3	77	Preliminary short form prospectus – English	Jul 12 2004
3	78	Other material contract(s)	Jul 12 2004
3	79	News release – English	Jul 12 2004
3	80	MRRS Decision Document (Preliminary)	Jul 12 2004
3	81	Preliminary Receipt	Jul 13 2004
3	82	MRRS Decision Document (Preliminary)	Jul 13 2004
3	83	Material change report - English	Jul 13 2004

BINDER	TAB	TITLE	DATE
3	84	Preliminary Receipt	Jul 14 2004
3	85	Renewal annual information form - French	Jul 16 2004
3	86	Other material contract(s)	Jul 16 2004
3	87	Notice of meeting - French	Jul 16 2004
3	88	News release - English	Jul 16 2004
3	89	MD&A - French	Jul 16 2004
3	90	MD&A - French	Jul 16 2004
3	91	Material change report - French	Jul 16 2004
3	92	Material change report - French	Jul 16 2004
3	93	Management information circular - French	Jul 16 2004
3	94	Interim financial statements - French	Jul 16 2004
4	95	Audited annual financial statements - French	Jul 16 2004
4	96	MRRS Decision Document (Final)	Jul 19 2004
4	97	Final short form prospectus - French	Jul 19 2004
4	98	Final short form prospectus - English	Jul 19 2004
4	99	Consent letter of underwriters' legal counsel	Jul 19 2004
4	100	Consent letter of issuer's legal counsel	Jul 19 2004
4	101	Auditors' consent letter	Jul 19 2004
4	102	Auditors' consent letter	Jul 19 2004
4	103	Auditors' consent letter	Jul 19 2004
4	104	Auditors' consent letter	Jul 19 2004
4	105	Final Receipt	Jul 20 2004
4	106	Final Receipt	Jul 20 2004
4	107	News release - English	Jul 27 2004
4	108	News release - English	Jul 27 2004
4	109	Material change report - English	Aug 5 2004
4	110	News release - English	Aug 11 2004
4	111	MD&A - English	Aug 13 2004
4	112	Interim financial statements - English	Aug 13 2004
4	113	News release - English	Aug 17 2004
4	114	Form 52-109F2 - Certification of Interim Filings – CFO	Sep 2 2004
4	115	Form 52-109F2 - Certification of Interim Filings - CEO	Sep 2 2004
4	116	News release - English	Sep 16 2004
4	117	News release - English	Sep 17 2004
4	118	News release - English	Sep 30 2004
4	119	News release - English	Oct 18 2004
4	120	News release - English	Oct 21 2004
4	121	News release - English	Oct 21 2004
4	122	Business acquisition report - English	Oct 21 2004
4	123	Preliminary short form prospectus - French	Oct 25 2004
4	124	Preliminary short form prospectus - English	Oct 25 2004
4	125	Other material contract(s)	Oct 25 2004
4	126	MRRS Decision Document (Preliminary)	Oct 25 2004
4	127	MD&A - French	Oct 25 2004





TRINIDAD ENERGY SERVICES INCOME TRUST

SEDAR DOCUMENT INDEX

BINDER	TAB	TITLE	DATE
1	1	Press release - English	Feb 2 2004
1	2	Press release - English	Feb 19 2004
1	3	Press release - English	Feb 19 2004
1	4	Press release - English	Feb 20 2004
1	5	Preliminary short form prospectus - French	Feb 23 2004
1	6	Preliminary short form prospectus - English	Feb 23 2004
1	7	MRRS Decision Document (Preliminary)	Feb 23 2004
1	8	Management proxy / information circular - French (BC, ON - Form 30, QC)	Feb 23 2004
1	9	Annual information form - French	Feb 23 2004
1	10	Other	Feb 24 2004
1	11	MD & A - French	Feb 24 2004
1	12	Interim financial statements - French	Feb 24 2004
1	13	Audited annual financial statements - French	Feb 24 2004
1	14	Preliminary Receipt	Feb 25 2004
1	15	Other material contract(s)	Feb 27 2004
1	16	Material change report - English	Feb 27 2004
1	17	Other	Mar 1 2004
1	18	Other	Mar 1 2004
2	19	Other	Mar 1 2004
2	20	Other	Mar 1 2004
2	21	Other	Mar 1 2004
2	22	Other	Mar 1 2004
2	23	Material change report - French	Mar 1 2004
2	24	Final short form prospectus - French	Mar 3 2004
2	25	Final short form prospectus - English	Mar 3 2004
2	26	Consent letter of underwriters' legal counsel	Mar 3 2004
2	27	Consent letter of issuer's legal counsel	Mar 3 2004
2	28	Auditors' consent letter	Mar 3 2004
2	29	Auditors' consent letter	Mar 3 2004
2	30	Auditors' consent letter	Mar 3 2004
2	31	Auditors' consent letter	Mar 3 2004
2	32	MRRS Decision Document (Final)	Mar 4 2004
2	33	Final Receipt	Mar 5 2004
2	34	Final Receipt	Mar 5 2004
2	35	Other Correspondence	Mar 11 2004
2	36	Final Receipt	Mar 11 2004
2	37	Press release - English	Mar 12 2004
2	38	Final Receipt	Mar 12 2004
2	39	Press release - English	Mar 15 2004

TSX Filings

BINDER	TAB	TITLE	DATE
5	171	Form 1 Submission	Jan 31 2004
5	172	Form 1 Submission – Amendment	Jan 31 2004
5	173	Form 1 Submission	Feb 29 2004
5	174	Form 1 Submission	Mar 31 2004
5	175	Form 1 Submission – Amendment	Mar 31 2004
5	176	Form 1 Submission	Mar 31 2004
5	177	Form 1 Submission	Apr 30 2004
5	178	Form 1 Submission	May 31 2004
5	179	Form 1 Submission	May 31 2004
5	180	Form 1 Submission	Jun 30 2004
5	181	Form 1 Submission	Jul 30 2004
5	182	Form 1 Submission	Aug 31 2004
5	183	Form 1 Submission	Sept 30 2004
5	184	Form 1 Submission	Oct 31 2004
5	185	Form 1 Submission	Nov 30 2004
5	186	Form 1 Submission	Dec 31 2004
5	187	Form 1 Submission	Jan 31 2005
5	188	Form 5 Submission	Jan 31 2004
5	189	Form 5 Submission	Feb 29 2004
5	190	Form 5 Submission	Mar 31 2004
5	191	Form 5 Submission	Apr 30 2004
5	192	Form 5 Submission	May 31 2004
5	193	Form 5 Submission	Jun 30 2004
5	194	Form 5 Submission	Jul 31 2004
5	195	Form 5 Submission	Aug 31 2004
5	196	Form 5 Submission	Sept 30 2004
5	197	Form 5 Submission	Oct 31 2004
5	198	Form 5 Submission	Nov 30 2004
5	199	Form 5 Submission	Dec 31 2004
5	200	Form 5 Submission	Jan 31 2005
5	201	Form 5 Submission	Feb 28 2005



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 12, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Trinidad Energy Services Income Trust
Annual General and Special Meeting of Unitholders
To Be Held on June 9, 2004

In our capacity as the Agent for Trinidad Energy Services Income Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders and holders of exchangeable shares of Trinidad Energy Services Income Trust, on **May 12, 2004**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Trinidad Energy Services Income Trust
Attn: Ms. Tara Wood

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **TRINIDAD ENERGY SERVICES INCOME TRUST**
OF	)	("TRUST"), THE ANNUAL GENERAL AND SPECIAL MEETING OF
ALBERTA	)	UNITHOLDERS TO BE HELD ON **JUNE 9, 2004**.

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 12, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MAY 7, 2004**, WERE THE REGISTERED HOLDERS OF TRUST UNITS AND EXCHANGEABLE SHARES OF THE TRUST, COPIES OF EXHIBITS "A" THROUGH "G";**

    (a) a copy of the NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;

    (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

    (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

    (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

    (e) a copy of the SUPPLEMENTAL MAIL LIST FORM marked EXHIBIT "E" and identified by me;

    (f) a copy of the VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES marked EXHIBIT "F" and identified by me;

    (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 11, 2004 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 12TH DAY OF MAY 2004.

"Pam Elliott"	"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006.	CHERYL DAHLAGER

CONSOLIDATED BALANCE SHEET

As at December 31st

	2003 $	2002 $
ASSETS		
Current assets		
Cash	**4,894,110**	570,706
Accounts receivable	**21,308,022**	7,893,516
Prepaid expenses	**69,198**	128,021
	26,271,330	8,592,243
Deposit on capital assets (note 12)	**10,869,167**	–
Capital assets (note 7)	**102,917,660**	38,480,685
Deferred finance costs (note 6)	**882,836**	1,102,000
	140,940,993	48,174,928
LIABILITIES		
Current liabilities		
Operating line of credit (note 8)	**–**	4,178,548
Accounts payable	**10,055,110**	3,026,386
Current portion of long term debt (note 9)	**7,081,819**	54,947
	17,136,929	7,259,881
Long term debt (note 9)	**35,127,703**	13,832,610
Future income taxes (note 10)	**5,048,467**	3,162,004
	57,313,099	24,254,495
UNITHOLDERS' EQUITY		
Unitholders' capital (note 11)	**79,093,121**	18,874,467
Contributed surplus (note 3)	**3,242,000**	–
Accumulated trust distributions (note 4)	**(8,906,325)**	(554,320)
Accumulated earnings	**10,199,098**	5,600,286
	83,627,894	23,920,433
	140,940,993	48,174,928

See the accompanying Notes to the Consolidated Financial Statements



Michael E. Heier
Director



Kevin Bennett
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Years ended December 31st

	2003	2002
	$	$
Revenue		
Operating	**62,338,242**	27,489,477
Expenses		
Operating	**38,498,281**	18,945,153
General and administrative	**5,502,001**	2,896,250
Unit based compensation (note 3)	**3,427,000**	–
	47,427,282	21,841,403
Earnings before interest and amortization	**14,910,960**	5,648,074
Depreciation and amortization	**5,824,505**	2,157,604
Interest	**2,265,207**	978,939
Income before income taxes & re-organization expenses	**6,821,248**	2,511,531
Re-organization expenses (note 6)	**–**	(818,179)
Income taxes (note 10)		
Current	**(335,973)**	(115,225)
Future	**(1,886,463)**	(647,341)
Future taxes – re-organization expenses	**–**	324,162
Net income	**4,598,812**	1,254,948
Accumulated earnings – beginning of year	**5,600,286**	4,345,338
Accumulated earnings – end of year	**10,199,098**	5,600,286
Earnings per unit		
Basic	**.25**	.12
Diluted	**.25**	.12

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31st

	2003 $	2002 $
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	**4,598,812**	1,254,948
Items not affecting cash		
Depreciation and amortization	**5,824,505**	2,157,604
Unit based compensation	**3,427,000**	–
Loss on sale of assets	**6,296**	–
Future income taxes	**1,886,463**	323,179
Re-organization expenses	**–**	818,179
Cash flow before change in non-cash working capital	**15,743,076**	4,553,910
Net change in non-cash operating working capital (note 13)	**(10,025,173)**	(1,705,449)
Re-organization expenses (note 6)	**–**	(418,179)
	5,717,903	2,430,282
INVESTING ACTIVITIES		
Increase in deposits on capital assets	**(10,869,167)**	–
Acquisition of assets of Saturn Drilling	**(16,650,000)**	–
Acquisition of assets of Bear Drilling	**(41,000,000)**	–
Increase in capital assets	**(12,440,383)**	(1,510,402)
Proceeds from dispositions	**47,368**	–
Change in non-cash working capital item – accounts payable	**3,698,214**	–
	(77,213,968)	(1,510,402)
FINANCING ACTIVITIES		
(Decrease) increase in line of credit	**(4,178,548)**	2,673,579
Increase (decrease) in long term debt – net	**28,316,368**	(2,368,412)
Net proceeds from unit issues	**60,033,654**	34,097
Debt financing cost	**–**	(759,099)
Trust distributions	**(8,352,005)**	(554,320)
	75,819,469	(974,155)
Increase (decrease) in cash for the year	**4,323,404**	(54,275)
Cash – beginning of year	**570,706**	624,981
Cash – end of year	**4,894,110**	570,706

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED NOTES OF FINANCIAL STATEMENTS

For the years ended December 31st

1. STRUCTURE OF THE TRUST

Organization

Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act (Alberta) pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Trinidad Acquisition Corp., a wholly owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one to one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

While the Trust commenced operations on September 18, 2002, these financial statements follow the continuity of interest basis of accounting as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Drilling rigs are depreciated using a unit of production method based on 3,300 drill days (estimated salvage value of 10%). Drilling pipe and collars are depreciated using a unit of production method based on 1,300 drilling days (without salvage value). Well servicing rigs are depreciated on a straight-line basis over 15 years. Office furniture and shop equipment are depreciated on a straight-line basis over five years. Automotive equipment is depreciated on a straight-line basis over four years (estimated salvage value of 10%). Inventory of spare parts and tubulars are carried at the lower of cost and replacement value. Cost is determined according to the specific item method.

Financial instruments

The Trust's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable, operating line of credit and long term debt. It is management's opinion that the Trust is not exposed to significant interest, currency, or credit risks other than such risk relating to debt and the operating line of credit which varies with prime and a 1% change in prime, would affect after tax earnings by approximately $270,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Per unit data

Earnings per unit is calculated using the weighted-average number of units outstanding during the year. Diluted calculations have been completed using the treasury method in accordance with Canadian generally accepted accounting principles.

Unit based compensation
The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. It is not possible to determine the fair value for the rights granted under the Plan using a traditional option pricing model. Compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price and other factors. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

Income tax
The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the unitholders. The Trust intends to allocate all taxable income to the unitholders.

Deferred financing cost
Costs associated with obtaining financing are deferred and amortized on a straight-line basis over five years. The amortization is included in depreciation and amortization expense.

3. CHANGE IN ACCOUNTING POLICY

Unit based compensation plan
The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted using a traditional option pricing model, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002. The pro forma results are disclosed in Note 11.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3,427,000 and contributed surplus increased by $3,242,000 and unitholder capital increased by $185,000. See Note 11 for additional information regarding the nature of the plan.

4. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	2003	2002
Cash flow before change in non-cash working capital	$ 15,743,076	$ 4,553,910
Cash distributions paid and declared	8,352,005	554,320
Funds retained for growth capital expenditures and future distributions	7,391,071	3,999,590
Cash distributions paid during the year	$ 7,094,260	$ 554,320
Distributions declared and payable	1,257,745	–
Accumulated trust distributions – beginning of the year	554,320	–
Accumulated trust distributions – end of the year	$ 8,906,325	$ 554,320

5. ACQUISITIONS

a) Acquisition of assets of Saturn Drilling

On April 9, 2003 Trinidad Drilling purchased substantially all the assets of Saturn Drilling for $16.7 million plus acquisition costs of $1.1 million. The trust issued 4,615,385 units at $2.60 per unit for gross issue proceeds of $12.0 million.

	2003
Purchase price	$ 16,650,000
	$ 16,650,000
Financed as follows:	
New equity raised net of issue costs	$ 10,860,000
Debt financing	5,790,000
	$ 16,650,000

b) Acquisition of assets of Bear Drilling

On July 15, 2003 Trinidad Drilling purchased substantially all the assets of Bear Drilling for $41.0 million, $40.0 million of which was paid in cash and $1.0 million in trust units. The trust issued 6,944,444 units at $3.60 per unit for gross issue proceeds of $25.0 million plus 277,778 units were issued to Bear Drilling shareholders at $3.60 for a total of $1.0 million.

	2003
Purchase price	$ 41,000,000
	$ 41,000,000
Financed as follows:	
New equity raised net of issue costs	$ 24,454,000
Debt financing	16,546,000
	$ 41,000,000

6. DEFERRED FINANCING AND RESTRUCTURING COST

	Cost	Accumulated Amortization	**2003 Net Book Value**	2002 Net Book Value
Deferred financing costs	$ 1,164,695	$ 281,859	**$ 882,836**	$ 1,102,000

During 2002 restructuring costs totaling $818,179 were charged to earnings. These costs were related to the reorganization of share capital into trust units. The cash component of the restructuring cost charged to earnings was $418,179 the remaining $400,000 relates to value assigned to the trust units issued to complete the arrangement. In addition, debt financing costs $1,164,695 have been capitalized of which $764,695 represented the cash component of the debt financing cost and $400,000 relates to the value assigned to the trust units issued to complete the debt financing. The restructuring costs were paid through cash consideration of $1,182,874 and the issuance of 500,000 trust units at $1.60 per unit.

7. CAPITAL ASSETS

	Accumulated Cost $	**2003 Net Amortization $**	**2003 Net Book Value $**	2002 Net Book Value $
Rigs and equipment	111,392,025	**10,718,369**	**100,673,656**	36,988,980
Automotive and other equipment	2,439,211	**683,237**	**1,755,974**	966,053
Inventory – rig equipment	488,030	**–**	**488,030**	525,652
	114,319,266	**11,401,606**	**102,917,660**	38,480,685

8. OPERATING LINE OF CREDIT

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $15,000,000, which is payable on demand and bears interest at prime plus 0.25% per annum (December 31, 2003 – prime rate 4.5%). Advances are made under this credit facility based on trade receivables, and the loan is secured by a charge over accounts receivable. The Trust has provided a letter of guarantee against this facility to another financial institution in the amount of $175,000.

9. LONG-TERM DEBT

	2003 $	2002 $
G.E. Capital (a)	**41,532,952**	13,678,312
G.M.A.C. (b)	**79,316**	122,598
Ford Credit (c)	**597,254**	86,647
	42,209,522	13,887,557
Less: Current portion of long term debt	**(7,081,819)**	(54,947)
	35,127,703	13,832,610

(a) During 2003 the Trust increased its term credit facility to a $45.0 million (2002 – $30.0 million) non-reducing term facility held by G.E. Capital. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.95%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 48 months. The facility is secured by a general security agreement covering all Trust assets. On February 20, 2004 the term credit facility was increased to $65.0 million.

At December 31, 2003, $6.9 million is recorded as current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

(b) The G.M.A.C. loan is amortized over 36 months at an interest rate of 2.9%.

(c) The Ford Credit loan is amortized over 48 months at an interest rate varying from 0% to 9%.

10. INCOME TAXES

Income tax expense varies from the amounts calculated by applying the Canadian combined Federal and Provincial corporate income tax rate for each of the years due to the following differences:

	2003 $	2002 $
Corporate Tax Rate	**37.34%**	39.24%
Net income before tax after trust re-organization expenses	**6,821,248**	1,693,352
Tax expense at statutory rate	**2,547,054**	664,471
Tax reduction arising from trust income distribution	**(1,834,496)**	(254,016)
Non deductible expenses – unit based compensation	**1,279,642**	–
Effect of change in expected tax rate	**(92,491)**	(87,276)
Large corporation tax expense	**335,973**	115,225
Other	**(13,246)**	–
Total tax expense	**2,222,436**	438,404

The liability for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

	2003 $	2002 $
Net book value in excess of undepreciated capital cost of assets	**5,109,534**	3,265,362
Tax benefit related to financing costs	**(61,067)**	(103,358)
Future income tax liability	**5,048,467**	3,162,004

11. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Share capital issued and outstanding

	2003		2002	
	Number of shares	**Amount $**	Number of shares	Amount $
Common shares – opening balance	**–**	**–**	10,035,849	18,040,370
Common shares issued per plan arrangement	**–**	**–**	500,000	800,000
Common shares issued on conversion of options	**–**	**–**	22,625	34,097
Converted to trust units September 17, 2002	**–**	**–**	(10,558,474)	(18,874,467)
Common shares – ending balance	**–**	**–**	–	–

Unitholders' capital issued and outstanding

	2003		2002	
	Number of units	**Amount $**	Number of units	Amount $
Unitholders' capital – opening balance	**10,558,474**	**18,874,467**	–	–
Trust units issued on conversion	**–**	**–**	10,558,474	18,874,467
Trust units issued – Saturn purchase	**4,615,385**	**10,860,230**	–	–
Trust units issued – Bear purchase	**7,222,222**	**24,453,966**	–	–
Trust units issued for cash	**5,050,506**	**23,702,034**	–	–
Trust units issued on options exercised	**503,294**	**1,202,424**	–	–
Unitholders' capital – ending balance	**27,949,881**	**79,093,121**	10,558,474	18,874,467

The per trust unit amounts for 2003 were calculated based on the weighted average number of units outstanding of 18,084,880 (2002 – 10,189,113). In the current year the calculated additional diluted units are 275,758 (2002 – 21,101) due to the dilutive impact of employee and directors rights and options.

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following table sets out unit options that are outstanding:

	2003		2002	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of year	**890,302**	**1.91**	740,927	1.97
Granted during the year	**–**	**–**	172,000	1.58
Exercised during the year	**(430,696)**	**1.89**	(22,625)	1.51
Returned during the year	**(107,512)**	**2.10**	–	
Outstanding – end of year	**352,094**	**1.97**	890,302	1.91

	Options outstanding		Options exercisable	
Grant Date	Options outstanding	Weighted average exercise price	Options exercisable	Weighted average exercise price
May 4, 2001	204,760	2.25	204,760	2.25
May 24, 2002	147,334	1.58	90,904	1.58
Total	352,094	1.97	295,664	2.01

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2003 would be to decrease net income by $40,000 (2002 – $23,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

Trust Unit Rights Incentive plan

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. There are 763,979 rights reserved for issuance under the Trust Unit Rights Incentive Plan subject to amendments by the trust unitholders, provided that the number of rights reserved for issuance does not exceed 10% of the trust units outstanding at the time.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights is to be adjusted downwards from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following table sets out unit options that have been granted since the adoption of the Trust Unit Rights Incentive Plan and are still outstanding:

	2003		2002	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of year	**0**	**1.91**	–	–
Granted during the year	**1,909,603**	**4.04**	–	–
Exercised during the year	**(72,598)**	**2.78**	–	–
Returned during the year	**(4,133)**	**3.35**	–	–
Outstanding – end of year	**1,832,872**	**4.09**	–	–

	Rights outstanding		Rights exercisable	
Grant Date	Rights outstanding	Weighted average exercise price	Rights exercisable	Weighted average exercise price
May 2, 2003	627,156	2.78	337,377	2.78
August 5, 2003	742,031	4.37	371,016	4.37
November 20, 2003	463,685	5.41	231,843	5.41
Total	1,832,872	4.09	940,236	3.22

12. COMMITMENTS

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

	2003 $
2004	**369,191**
2005	**362,055**
2006	**355,055**
2007	**355,055**
2008	**355,055**

The Trust has entered into a contract to purchase two telescopic double rigs at a purchase price of $14.2 million. The deposit on rig equipment of $10.9 million has been paid towards this equipment with the remaining $3.3 million due after completion of construction. Subsequent to year end both rigs were delivered.

13. SUPPLEMENTAL INFORMATION

Change in non-cash operating working capital

	2003 $	2002 $
Accounts receivable	**(13,414,506)**	(3,497,182)
Prepaid expenses	**58,823**	(63,006)
Accounts payable	**3,330,510**	1,854,739
	(10,025,173)	(1,705,449)

Change in non-cash investing working capital

	2003 $	2002 $
Accounts payable for capital accruals	**3,698,214**	–

Cash transactions

	2003 $	2002 $
Taxes paid	**164,167**	125,225
Interest paid	**1,501,455**	978,939

These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

14. SUBSEQUENT EVENTS

On March 15, 2004 the Trust purchased substantially all the assets of Arrow Drilling for $45.0 million. The acquisition was financed through the issuance of $18 million in exchangeable shares and $27 million in new trust units. The Trust issued 4,096,154 trust units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

15. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.

FIVE YEAR SUMMARY DATA

($ except where noted)	2003	2002	2001	2000	1999
Revenue	**62,338,242**	27,489,477	27,207,114	13,556,763	4,624,917
Operating expense	**38,498,281**	18,945,153	18,379,683	8,907,373	3,304,504
Margin	**23,839,961**	8,544,324	8,827,431	4,649,390	1,320,413
Margin %	**38%**	31%	32%	34%	29%
General & administrative	**5,502,001**	2,896,250	2,285,567	1,039,742	546,383
Unit based compensation	**3,427,000**	–	–	–	–
EBITDA [1]	**14,910,960**	5,648,074	6,541,864	3,609,648	774,030
EBITDA %	**24%**	21%	24%	27%	17%
Depreciation	**5,824,505**	2,157,604	1,851,780	882,402	428,211
EBIT [2]	**9,086,455**	3,490,470	4,690,084	2,727,246	345,819
Interest	**2,265,207**	978,939	1,241,312	819,949	290,583
Earnings before taxes [5]	**6,821,248**	2,511,531	3,448,772	1,907,297	55,236
Income taxes [5]	**2,222,436**	762,566	1,457,989	383,144	103,543
Net income [5]	**4,598,812**	1,748,965[6]	1,990,783	1,524,153	(48,307)
Per unit (share) – basic [5]	**.25**	.17	.20	0.23	(0.02)
Accumulated earnings – end of period	**10,199,098**	5,600,286	4,345,338	2,354,555	830,402
Return on equity [3]	**9.0%**	7.3%	8%	12.9%	(0.1%)
Cash flow before change in non-cash working capital	**15,743,076**	4,553,910	5,165,810	2,741,948	463,932
Per unit (share) – fully diluted	**.86**	.45	.51	.41	.13
Net book value per unit (share) – basic As at year end [4]	**2.99**	2.27	2.23	$2.03	$1.47
Weighted average unit (share) – basic	**18,084,880**	10,189,113	10,022,981	7,029,077	3,224,832
Weighted average unit (share) – fully diluted	**18,360,628**	10,210,214	10,022,981	7,029,077	3,224,832
Units (shares) outstanding end of year – basic	**27,949,881**	10,558,474	10,035,849	9,994,839	4,840,499
Units (shares) outstanding end of year – fully diluted	**28,225,629**	10,558,474	10,035,849	9,994,839	4,840,499
Financial position					
Working capital	**9,134,401**	1,332,362	(1,074,895)	(108,938)	(69,407)
Current ratio	**1.53 to 1**	1.18 to 1	.83 to 1	.98 to 1	.97 to 1
Net capital assets	**102,917,660**	37,955,033	38,658,044	28,840,554	15,833,078
Total assets	**140,940,993**	48,174,928	44,157,119	34,719,620	18,305,699
Capital additions	**70,090,383**	1,397,495	11,665,372	13,888,854	10,078,287
Long term debt (net of current portion)	**35,127,703**	13,832,610	12,358,615	6,886,770	7,015,371
Long term debt to equity	**.47 to 1**	.58 to 1	.55 to 1	.34 to 1	.99 to 1
Unitholders' (Shareholders') equity	**83,627,894**	23,920,433	22,385,208	20,332,873	7,115,128
Number of drilling rigs owned and operated (end of period)	**21**	12	12	8	6
Number of service rigs owned and operated (end of period)	**8**	8	8	8	–
Drilling rigs					
Number of operating days (spud to release)	**3,936**	1,890	1,670	1,106	448
Utilization (operating days) as percentage of calendar days	**63%**	43%	43%	48%	34%
Industry utilization average per CAODC	**53%**	39%	53%	55%	40%
Service rigs					
Operating hours	**19,579**	15,492	16,104	n/a	n/a
Trinidad well servicing	**67%**	53%	55%	n/a	n/a
CAODC well servicing	**56%**	49%	54%	n/a	n/a
Wells drilled in western Canada	**19,851**	14,459	18,485	16,485	10,605

Notes:

[1] *EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.*

[2] *EBIT is EBITDA less depreciation and amortization.*

[3] *Return on equity was calculated by dividing net income by quarterly weighted average unitholders' (shareholders') equity.*

[4] *Book value per unit was calculated by dividing unitholders' (shareholders') equity by number of units (shares) outstanding at end of year.*

[5] *1999 data represents the 13-month period ended December 31, 1999.*

[6] *Net income before re-organization expenses.*

TRINIDAD

ENERGY SERVICES INCOME TRUST

FIRST QUARTER RESULTS – MARCH 31, 2004

MESSAGE TO UNITHOLDERS

Management's Discussion and Analysis

This Management's Discussion and Analysis has been prepared taking into consideration information available to May 4, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involved a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

Overview

During the first quarter of 2004 activity levels reached high levels. Trinidad was significantly challenged in meeting the demands of its customers given the extensive drilling programs which were being pursued. As anticipated, increased activity levels caused capacity shortfalls for the industry as a whole, and as a result many oil and gas companies did not get their drilling programs completed. Trinidad's first quarter results reflect stronger industry activity levels as a whole, and the significant increase in drilling capacity which was added as a result of the Saturn and Bear Drilling acquisitions and the new construction program. Strong industry fundamentals and Trinidad's operational performance has continued to allow Trinidad to add to its base of contracted rigs and to outperform the industry in terms of rig utilization. Trinidad has successfully integrated its acquisitions by maintaining existing management and working with its existing customer base. The acquisitions have performed very well in the first quarter and together with the existing operations have allowed Trinidad to deliver strong operating and financial results. During the first quarter Trinidad announced it had entered into an agreement to acquire the assets of Arrow Drilling Inc. Arrow has eight mid depth drilling rigs which are complementary to Trinidad's fleet and further expand Trinidad's customer base. The acquisitions and the new construction program are in direct response to requests from Trinidad's customer base to increase Trinidad's drilling capacity. Trinidad is focused on delivering operational and safety performance maximizing the efficiency of our drilling operations. As a result of this focus, the Trust has been rewarded with better utilization from its customers.

Results from Operations

Trinidad's operating results for the first quarter of 2004 reflect strong industry activity and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization increased from 72% in the prior year to 73% for the quarter ending March 31, 2004. Trinidad's utilization for the same period increased from 83% to 87% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 19% in the first quarter of 2004.

Revenues for the first quarter of 2004 increased to $32,219,567 as compared to $13,876,809 in 2003. EBITDA increased in the first quarter to $9,522,348 from $4,099,762 in 2003. EBITDA before unit based compensation increased in the first quarter to $12,079,348 ($.41 per unit) from $4,099,762 ($.38 per unit) in 2003 The increased revenue and EBITDA are a result of the addition of the Saturn and Bear rigs and the new construction program which were not part of Trinidad's operations for the first quarter of 2003.

Cashflow and Earnings

Net income before unit based compensation in the first quarter of 2004 was $6,556,456 ($.22 per unit) as compared to $2,072,773 ($.20 per unit) for the same period in 2003. Net income increased to $3,999,456 ($.13 per unit) as compared to $2,072,773 ($.20 per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the first quarter was $11,198,742 ($.38 per unit) as compared to $3,752,128 ($.35 per unit) for the first quarter of 2003.

Operating and G&A Expenses

Operating costs for the first quarter were $18,064,189 as compared to $8,814,969 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall drilling activity. As a percentage of revenue, direct operating costs were lower in the first quarter of 2004 and operating margins grew from 36% to 44%. General and administrative expenses for the first quarter of 2004 were $2,076,030 as compared to $962,078 for the same period in 2003. The increase in general and administrative expense relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses have decreased from 7% to 6% for the same period.

Income Taxes

Trinidad's current tax provision for the first quarter consists of $160,582 relating to current capital taxes owing as compared to capital taxes of $35,695 for 2003. Future income taxes for the first quarter of 2004 were $1,616,466 as compared to future income taxes of $717,355 for the first quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have increased to reflect the growth in Trinidad's earnings and cashflow and as a result of claiming capital cost allowance in excess of depreciation.

Investment

Trinidad's investment in capital assets for the first quarter was $59,262,215 including the $ 44.7 million purchase price paid for the acquisition of the Arrow Drilling assets. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the first quarter, Trinidad completed the construction of two new 3,600 metre drilling rigs under contract for two of its existing customers and completed the acquisition of Arrow Drilling. The Arrow acquisition closed March 15, 2004 and was financed by issuing $26.7 million in additional equity and issuing exchangeable shares to the vendors valued at $18.0 million. On May 4, 2004 Trinidad announced that the Trust had entered into an agreement to build two new 3,600 metre telescopic double drilling rigs under take or pay contracts. The rigs are being built in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

Liquidity and Resources

Trinidad's current capital requirements for 2004 will be financed with the $ 25.0 million dollar bought deal equity financing which was announced and closed in the fourth quarter of 2003 and use of the existing debt facility. In the first quarter, Trinidad's net debt position decreased to $18.6 million as compared to $26.0 million in the first quarter of 2003. The decrease in net debt is a result of the capitalization of Trinidad's acquisitions using increased equity which has improved the balance sheet of the Trust and provided increased financial flexibility. At the same time the Trust has added financial security for unitholders.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. This facility was increased to $65 million in the first quarter. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

Distributions

During the three months ended March 31, 2004 Trinidad generated cash flow from operations of $11,198,742 ($.38 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month) for unitholders of record on March 31, 2004. The first distribution payment at the new rate of $.055 per month occurred April 15, 2004. The distributions paid to unitholders during the first three months represent a payout ratio of 38% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.235 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	Jan 1 – March 31 2004	%
Cash available for distribution per unit	$.380	100%
Actual distribution	$.145	38%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.235	62%

Risk Factors and Risk Management

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- safety policies and reporting
- environmental, health and safety policies and reporting

Outlook

Drilling activity for the remainder of 2004 is expected to be strong. Industry conditions such as high commodity pricing and decline rates have created favorable market conditions for drilling activity. These market conditions will promote increased drilling activity as producers seek to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's two new drilling rigs the Trust will have a total of 33 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier
Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or
Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

FINANCIAL HIGHLIGHTS – Three Months

	Three months ended March 31, 2004 $	Three months ended March 31, 2003 $
Revenue	**32,219,567**	13,876,809
Gross margin	**14,155,378**	5,061,840
EBITDA [(1)]	**9,522,348**	4,099,762
Per unit (diluted)	**.32**	.38
EBITDA before unit based compensation	**12,079,348**	4,099,762
Per unit (diluted)	**.41**	.38
Cash flow from operations [(2)]	**11,198,742**	3,752,128
Per unit (diluted)	**0.38**	0.35
Net income before unit based compensation	**6,556,456**	2,072,773
Per unit (diluted)	**0.22**	0.20
Net income	**3,999,456**	2,072,773
Per unit (diluted)	**0.13**	0.20
Units outstanding (weighted average)	**29,096,982**	10,618,685
Units outstanding (diluted)	**29,788,499**	10,743,349

OPERATING HIGHLIGHTS

Operating Days – Drilling	**1,868**	890
Rate per Drilling Days	**16,482**	13,743
Utilization Rate – Drilling	**87%**	83%
CAODC Industry Average	**73%**	72%
Drilling Rigs Operating	**31**	12
Utilization rate for Service Rigs	**57%**	71%
Service Rigs Operating	**8**	8

[(1)] EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for *each reporting period.*

[(2)] Cash flow from operations is operating cash flow before net changes in non-cash operating working capital. Readers are cautioned that Cash flow from operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash flow from operations on a consistent basis for each reporting period.

CONSOLIDATED BALANCE SHEETS

	March 31, 2004 (Unaudited) $	December 31, 2003 $
Assets		
Current assets		
Cash	**5,114,292**	4,894,110
Accounts receivable	**29,766,983**	21,308,022
Prepaid expenses	**585,705**	69,198
	35,466,980	26,271,330
Goodwill	**6,192,000**	-
Deposit on capital assets	**-**	10,869,167
Capital assets	**159,175,096**	102,917,660
Deferred finance costs	**826,646**	882,836
	201,660,722	140,940,993
Liabilities		
Current liabilities		
Accounts payable	**10,098,116**	8,797,365
Accrued trust distributions	**1,775,473**	1,257,745
Current portion of long term debt	**9,667,634**	7,081,819
	21,541,223	17,136,929
Long term debt	**32,527,098**	35,127,703
Future income taxes	**12,856,933**	5,048,467
	66,925,254	57,313,099
Unitholders equity		
Unitholders capital	**128,592,066**	79,093,121
Contributed surplus	**5,143,000**	3,242,000
Accumulated trust distributions	**(13,198,153)**	(8,906,325)
Accumulated earnings	**14,198,554**	10,199,098
	134,735,468	83,627,894
	201,660,722	140,940,993

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (Unaudited)

	Three months ended March 31, 2004 $	Three months ended March 31, 2003 $
Revenue		
Operating	**32,219,567**	13,876,809
Expenses		
Operating	**18,064,189**	8,814,969
General and administrative	**2,076,030**	962,078
Unit based compensation	**2,557,000**	-
	22,697,219	9,777,047
Earnings before interest, taxes, depreciation & amortization	**9,522,348**	4,099,762
Depreciation and amortization	3,025,820	962,001
Interest	720,024	311,938
Income before income taxes	**5,776,504**	2,825,823
Income taxes		
Current	**(160,582)**	(35,695)
Future taxes	**(1,616,466)**	(717,355)
Net income	**3,999,456**	2,072,773
Accumulated earnings - beginning of year	**10,199,098**	5,600,286
Accumulated earnings - end of period	**14,198,554**	7,673,059
Earnings per unit		
Basic	**0.14**	0.20
Diluted	**0.13**	0.20

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended March 31, 2004 $	Three months ended March 31, 2003 $
Cash provided by (used in)		
Operating activities		
Net income for the period	**3,999,456**	2,072,773
Items not affecting cash		
Depreciation and amortization	**3,025,820**	962,001
Unit based compensation	**2,557,000**	-
Future income taxes	**1,616,466**	717,355
Cash flow from operations	**11,198,742**	3,752,129
Net change in non-cash operating working capital	**(8,949,591)**	(5,664.972)
	2,249,151	(1,912,843)
Investing activities		
Decrease in deposits on capital assets	**10,869,167**	-
Acquisition of Arrow Drilling	**(44,670,448)**	-
Increase in capital assets	**(14,591,767)**	(423,425)
Proceeds from dispositions	**35,149**	-
Change in non-cash working capital item – accounts payable	**1,274,878**	-
	(47,083,021)	(423,425)
Financing activities		
(Decrease) increase in line of credit	**-**	1,300,968
Increase (decrease) in long term debt – net	**(14,790)**	1,243,380
Net proceeds from unit issues	**48,842,941**	102,887
Trust unit distribution	**(4,291,827)**	(874,092)
Change in non-cash working capital item – accrued distributions	**517,728**	-
	45,054,052	1,773,143
(Decrease) increase in cash for the period	**220,182**	(563,126)
Cash - beginning of period	**4,894,110**	570,706
Cash - end of period	**5,114,292**	7,580

Notes to the consolidated financial statements

1 **Accounting policies**

These consolidated interim financial statements follow the same accounting policies and methods as the December 31, 2003 annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements.

2. **Seasonality**

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Corporation's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. **Acquisition of Assets of Arrow Drilling**

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.7 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$44,671,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,671,000
Financed as follows:	
New equity raised net of issue costs	$26,671,000
Exchangeable shares	18,000,000
	$44,671,000

4. **Unitholders Capital**

Authorized
Unlimited number of trust units, voting, participating.

Unit capital issued and outstanding

	2004		2003	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital – opening balance	27,949,881	79,093,121	10,558,474	18,874,467
Trust units issued – Arrow purchase	4,096,154	30,305,001	-	-
Trust units issued - Saturn purchase	-	-	4,615,385	11,221,771
Trust units issued - Bear purchase	-	-	7,222,222	24,453,966
Trust units issued for cash	-	-	5,050,506	23,702,034
Trust units issued for options exercised	235,300	537,946	503,294	1,202,424
Contributed surplus transferred on exercised options	-	656,000	-	-
Unitholders capital – ending balance	32,281,335	110,592,068	27,949,881	79,093,121

Authorized
Unlimited number of exchangeable shares, voting, participating.

Share capital issued and outstanding

	2004		2003	
	Number of Shares	**Amount $**	**Number of Shares**	**Amount $**
Exchangeable shares – opening balance	-	-	-	-
Exchangeable shares issued – Arrow purchase	2,307,692	17,999,998		
Exchangeable shares – ending balance	2,307,692	17,999,998	-	-

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the quarter ended March 31, 2004 would be to decrease net income by $10,000 (March 31, 2003 - $10,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

5. Unit-based compensation plan

The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

As a result of adopting this amended standard, net income for the period ended March 31, 2004 decreased by $2,557,000 and contributed surplus increased by $1,901,000 and unitholders capital increased by $656,000.

6. Reconciliation of cash available for distribution and accumulated cash distributions

	Three months ended March 31, 2004	Three months ended March 31, 2003
Cash flow before change in non-cash working capital	$11,198,742	$3,752,129
Cash distributions paid and declared	4,291,827	874,092
Funds retained for growth capital expenditures and future distributions	6,906,915	2,878,037
Accumulated cash distributions – beginning of period	8,906,326	554,320
Cash distributions	2,516,353	874,092
Distributions declared and payable	1,775,474	-
Accumulated cash distributions - end of period	$13,198,153	$1,428,412

7. **Subsequent Event**
   On May 4, 2004 Trinidad announced that the Trust had entered into an agreement to build two new rigs for an estimated cost of $16 million.

8. **Comparative balances**
   Certain comparative numbers have been reclassified to conform to this year's presentation.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: May 14, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR MAY, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") confirms that the cash distribution for the month of May 2004 to be paid June 15, 2004 for unitholders of record on May 31, 2004 will be 5.5 cents per trust unit ($0.66 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. For participation information, Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 31 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to May 4, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

During the first quarter of 2004 activity levels reached high levels. Trinidad was significantly challenged in meeting the demands of its customers given the extensive drilling programs which were being pursued. As anticipated, increased activity levels caused capacity shortfalls for the industry as a whole, and as a result many oil and gas companies did not get their drilling programs completed. Trinidad's first quarter results reflect stronger industry activity levels as a whole, and the significant increase in drilling capacity which was added as a result of the Saturn and Bear Drilling acquisitions and the new construction program. Strong industry fundamentals and Trinidad's operational performance has continued to allow Trinidad to add to its base of contracted rigs and to outperform the industry in terms of rig utilization. Trinidad has successfully integrated its acquisitions by maintaining existing management and working with its existing customer base. The acquisitions have performed very well in the first quarter and together with the existing operations have allowed Trinidad to deliver strong operating and financial results. During the first quarter Trinidad announced it had entered into an agreement to acquire the assets of Arrow Drilling Inc. Arrow has eight mid depth drilling rigs which are complementary to Trinidad's fleet and further expand Trinidad's customer base. The acquisitions and the new construction program are in direct response to requests from Trinidad's customer base to increase Trinidad's drilling capacity. Trinidad is focused on delivering operational and safety performance maximizing the efficiency of our drilling operations. As a result of this focus, the Trust has been rewarded with better utilization from its customers.

RESULTS FROM OPERATIONS

Trinidad's operating results for the first quarter of 2004 reflect strong industry activity and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization increased from 72% in the prior year to 73% for the quarter ending March 31, 2004. Trinidad's utilization for the same period increased from 83% to 87% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 19% in the first quarter of 2004.

Revenues for the first quarter of 2004 increased to $32,219,567 as compared to $13,876,809 in 2003. EBITDA increased in the first quarter to $9,522,348 from $4,099,762 in 2003. EBITDA before unit based compensation increased in the first quarter to $12,079,348 ($.41 per unit) from $4,099,762 ($.38 per unit) in 2003. The increased revenue and EBITDA are a result of the addition of the Saturn and Bear rigs and the new construction program which were not part of Trinidad's operations for the first quarter of 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the first quarter of 2004 was $6,556,456 ($.22 per unit) as compared to $2,072,773 ($.20 per unit) for the same period in 2003. Net income increased to $3,999,456 ($.13 per unit) as compared to $2,072,773 ($.20 per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the first quarter was $11,198,742 ($.38 per unit) as compared to $3,752,128 ($.35 per unit) for the first quarter of 2003.

OPERATING AND G&A EXPENSES

Operating costs for the first quarter were $18,064,189 as compared to $8,814,969 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall drilling activity. As a percentage of revenue, direct operating costs were lower in the first quarter of 2004 and operating margins grew from 36% to 44%. General and administrative expenses for the first quarter of 2004 were $2,076,030 as compared to $962,078 for the same period in 2003. The increase in general and administrative expense relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses have decreased from 7% to 6% for the same period.

INCOME TAXES

Trinidad's current tax provision for the first quarter consists of $160,582 relating to current capital taxes owing as compared to capital taxes of $35,695 for 2003. Future income taxes for the first quarter of 2004 were $1,616,466 as compared to future income taxes of $717,355 for the first quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have increased to reflect the growth in Trinidad's earnings and cashflow and as a result of claiming capital cost allowance in excess of depreciation.

INVESTMENT

Trinidad's investment in capital assets for the first quarter was $59,262,215 including the $ 44.7 million purchase price paid for the acquisition of the Arrow Drilling assets. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the first quarter, Trinidad completed the construction of two new 3,600 metre drilling rigs under contract for two of its existing customers and completed the acquisition of Arrow Drilling. The Arrow acquisition closed March 15, 2004 and was financed by issuing $26.7 million in additional equity and issuing exchangeable shares to the vendors valued at $18.0 million. On May 4, 2004 Trinidad announced that the Trust had entered into an agreement to build two new 3,600 metre telescopic double drilling rigs under take or pay contracts. The rigs are being built in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for 2004 will be financed with the $ 25.0 million dollar bought deal equity financing which was announced and closed in the fourth quarter of 2003 and use of the existing debt facility. In the first quarter, Trinidad's net debt position decreased to $18.6 million as compared to $26.0 million in the first quarter of 2003. The decrease in net debt is a result of the capitalization of Trinidad's acquisitions using increased equity which has improved the balance sheet of the Trust and provided increased financial flexibility. At the same time the Trust has added financial security for unitholders.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. This facility was increased to $65 million in the first quarter. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended March 31, 2004 Trinidad generated cash flow from operations of $11,198,742 ($.38 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month) for unitholders of record on March 31, 2004. The first distribution payment at the new rate of $.055 per month occurred April 15, 2004. The distributions paid to unitholders during the first three months represent a payout ratio of 38% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.235 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – March 31 2004	%
Cash available for distribution per unit	$.380	100%
Actual distribution	.145	38%
Cash available for growth capital expenditures, debt repayment or incremental distributions	.235	62%



RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Trinidad activity for the remainder of 2004 is EXPECTED TO BE STRONG

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- safety policies and reporting
- environmental, health and safety policies and reporting

OUTLOOK

Drilling activity for the remainder of 2004 is expected to be strong. Industry conditions such as high commodity pricing and decline rates have created favorable market conditions for drilling activity. These market conditions will promote increased drilling activity as producers seek to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG. UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry.

After construction of Trinidad's two new drilling rigs the Trust will have a total of 33 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Michael E. Heier
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

TRINIDAD
ENERGY SERVICES INCOME TRUST



Suite 1810, 540 – 5th Avenue SW, Calgary, Alberta T2P 0M2
Phone: (403) 265.6525 Fax: (403) 265.4168

4810 – 62nd Avenue, Lloydminster, Alberta T9V 2E9
Phone: (780) 875.1414 Fax: (780) 875.1930

Please note that as of June 1st 2004
Trinidad Energy Services Income Trust will be relocating its head office to 600, 333 – 5th Avenue SW, Calgary, Alberta T2P 3B6

2004 FIRST QUARTER REPORT

Designed and printed by Makeda Press

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to May 4, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

During the first quarter of 2004 activity levels reached high levels. Trinidad was significantly challenged in meeting the demands of its customers given the extensive drilling programs which were being pursued. As anticipated, increased activity levels caused capacity shortfalls for the industry as a whole, and as a result many oil and gas companies did not get their drilling programs completed. Trinidad's first quarter results reflect stronger industry activity levels as a whole, and the significant increase in drilling capacity which was added as a result of the Saturn and Bear Drilling acquisitions and the new construction program. Strong industry fundamentals and Trinidad's operational performance has continued to allow Trinidad to add to its base of contracted rigs and to outperform the industry in terms of rig utilization. Trinidad has successfully integrated its acquisitions by maintaining existing management and working with its existing customer base. The acquisitions have performed very well in the first quarter and together with the existing operations have allowed Trinidad to deliver strong operating and financial results. During the first quarter Trinidad announced it had entered into an agreement to acquire the assets of Arrow Drilling Inc. Arrow has eight mid depth drilling rigs which are complementary to Trinidad's fleet and further expand Trinidad's customer base. The acquisitions and the new construction program are in direct response to requests from Trinidad's customer base to increase Trinidad's drilling capacity. Trinidad is focused on delivering operational and safety performance maximizing the efficiency of our drilling operations. As a result of this focus, the Trust has been rewarded with better utilization from its customers.

RESULTS FROM OPERATIONS

Trinidad's operating results for the first quarter of 2004 reflect strong industry activity and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization increased from 72% in the prior year to 73% for the quarter ending March 31, 2004. Trinidad's utilization for the same period increased from 83% to 87% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 19% in the first quarter of 2004.

Revenues for the first quarter of 2004 increased to $32,219,567 as compared to $13,876,809 in 2003. EBITDA increased in the first quarter to $9,522,348 from $4,099,762 in 2003. EBITDA before unit based compensation increased in the first quarter to $12,079,348 ($.41 per unit) from $4,099,762 ($.38 per unit) in 2003. The increased revenue and EBITDA are a result of the addition of the Saturn and Bear rigs and the new construction program which were not part of Trinidad's operations for the first quarter of 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the first quarter of 2004 was $6,556,456 ($.22 per unit) as compared to $2,072,773 ($.20 per unit) for the same period in 2003. Net income increased to $3,999,456 ($.13 per unit) as compared to $2,072,773 ($.20 per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the first quarter was $11,198,742 ($.38 per unit) as compared to $3,752,128 ($.35 per unit) for the first quarter of 2003.

OPERATING AND G&A EXPENSES

Operating costs for the first quarter were $18,064,189 as compared to $8,814,969 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall drilling activity. As a percentage of revenue, direct operating costs were lower in the first quarter of 2004 and operating margins grew from 36% to 44%. General and administrative expenses for the first quarter of 2004 were $2,076,030 as compared to $962,078 for the same period in 2003. The increase in general and administrative expense relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses have decreased from 7% to 6% for the same period.

INCOME TAXES

Trinidad's current tax provision for the first quarter consists of $160,582 relating to current capital taxes owing as compared to capital taxes of $35,695 for 2003. Future income taxes for the first quarter of 2004 were $1,616,466 as compared to future income taxes of $717,355 for the first quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have increased to reflect the growth in Trinidad's earnings and cashflow and as a result of claiming capital cost allowance in excess of depreciation.

INVESTMENT

Trinidad's investment in capital assets for the first quarter was $59,262,215 including the $ 44.7 million purchase price paid for the acquisition of the Arrow Drilling assets. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the first quarter, Trinidad completed the construction of two new 3,600 metre drilling rigs under contract for two of its existing customers and completed the acquisition of Arrow Drilling. The Arrow acquisition closed March 15, 2004 and was financed by issuing $26.7 million in additional equity and issuing exchangeable shares to the vendors valued at $18.0 million. On May 4, 2004 Trinidad announced that the Trust had entered into an agreement to build two new 3,600 metre telescopic double drilling rigs under take or pay contracts. The rigs are being built in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for 2004 will be financed with the $ 25.0 million dollar bought deal equity financing which was announced and closed in the fourth quarter of 2003 and use of the existing debt facility. In the first quarter, Trinidad's net debt position decreased to $18.6 million as compared to $26.0 million in the first quarter of 2003. The decrease in net debt is a result of the capitalization of Trinidad's acquisitions using increased equity which has improved the balance sheet of the Trust and provided increased financial flexibility. At the same time the Trust has added financial security for unitholders.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. This facility was increased to $65 million in the first quarter. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended March 31, 2004 Trinidad generated cash flow from operations of $11,198,742 ($.38 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month) for unitholders of record on March 31, 2004. The first distribution payment at the new rate of $.055 per month occurred April 15, 2004. The distributions paid to unitholders during the first three months represent a payout ratio of 38% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.235 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – March 31 2004	%
Cash available for distribution per unit	$.380	100%
Actual distribution	.145	38%
Cash available for growth capital expenditures, debt repayment or incremental distributions	.235	62%



RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Trinidad activity for the remainder of 2004 is EXPECTED TO BE STRONG

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- safety policies and reporting
- environmental, health and safety policies and reporting

OUTLOOK

Drilling activity for the remainder of 2004 is expected to be strong. Industry conditions such as high commodity pricing and decline rates have created favorable market conditions for drilling activity. These market conditions will promote increased drilling activity as producers seek to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG. UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry.

After construction of Trinidad's two new drilling rigs the Trust will have a total of 33 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Michael E. Heier	Brent J. Conway
Chairman of the Board Chief Executive Officer	Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

FINANCIAL HIGHLIGHTS THREE MONTHS

	Three months ended March 31, 2004 $	March 31, 2003 $
Revenue	**32,219,567**	13,876,809
Gross margin	**14,155,378**	5,061,840
EBITDA [1]	**9,522,348**	4,099,762
Per unit (diluted)	**.32**	.38
EBITDA before unit based compensation	**12,079,348**	4,099,762
Per unit (diluted)	**.41**	.38
Cash flow from operations [2]	**11,198,742**	3,752,128
Per unit (diluted)	**0.38**	0.35
Net income before unit based compensation	**6,556,456**	2,072,773
Per unit (diluted)	**0.22**	0.20
Net income	**3,999,456**	2,072,773
Per unit (diluted)	**0.13**	0.20
Units outstanding (weighted average)	**29,096,982**	10,618,685
Units outstanding (diluted)	**29,788,499**	10,743,349
OPERATING HILIGHTS		
Operating days – drilling	**1,868**	890
Rate per drilling days	**16,482**	13,743
Utilization rate – drilling	**87%**	83%
CAODC industry average	**73%**	72%
Drilling rigs operating	**31**	12
Utilization rate for service rigs	**57%**	71%
Service rigs operating	**8**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Cash flow from operations is operating cash flow before net changes in non-cash operating working capital. Readers are cautioned that Cash flow from operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash flow from operations on a consistent basis for each reporting period.

CONSOLIDATED BALANCE SHEETS

	March 31, 2004 (unaudited) $	Dec. 31, 2003 $
ASSETS		
Current assets		
Cash	**5,114,292**	4,894,110
Accounts receivable	**29,766,983**	21,308,022
Prepaid expenses	**585,705**	69,198
	35,466,980	26,271,330
Goodwill	**6,192,000**	–
Deposit on capital assets	–	10,869,167
Capital assets	**159,175,096**	102,917,660
Deferred finance costs	**826,646**	882,836
	201,660,722	140,940,993
LIABILITIES		
Current liabilities		
Accounts payable	**10,098,116**	8,797,365
Accrued trust distributions	**1,775,473**	1,257,745
Current portion of long term debt	**9,667,634**	7,081,819
	21,541,223	17,136,929
Long term debt	**32,527,098**	35,127,703
Future income taxes	**12,856,933**	5,048,467
	66,925,254	57,313,099
UNITHOLDERS EQUITY		
Unitholders capital	**128,592,066**	79,093,121
Contributed surplus	**5,143,000**	3,242,000
Accumulated trust distributions	**(13,198,153)**	(8,906,325)
Accumulated earnings	**14,198,554**	10,199,098
	134,735,468	83,627,894
	201,660,722	140,940,993

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (UNAUDITED)

	Three months ended	
	March 31, 2004 **$**	March 31, 2003 $
REVENUE		
Operating	**32,219,567**	13,876,809
EXPENSES		
Operating	**18,064,189**	8,814,969
General and administrative	**2,076,030**	962,078
Unit based compensation	**2,557,000**	–
	22,697,219	9,777,047
Earnings before interest, taxes, depreciation & amortization	**9,522,348**	4,099,762
Depreciation and amortization	**3,025,820**	962,001
Interest	**720,024**	311,938
Income before income taxes	**5,776,504**	2,825,823
INCOME TAXES		
Current	**(160,582)**	(35,695)
Future taxes	**(1,616,466)**	(717,355)
Net income	**3,999,456**	2,072,773
Accumulated earnings - beginning of year	**10,199,098**	5,600,286
Accumulated earnings - end of period	**14,198,554**	7,673,059
EARNINGS PER UNIT		
Basic	**0.14**	0.20
Diluted	**0.13**	0.20

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended	
	March 31, 2004 **$**	March 31, 2003 $
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the period	**3,999,456**	2,072,773
Items not affecting cash		
Depreciation and amortization	**3,025,820**	962,001
Unit based compensation	**2,557,000**	–
Future income taxes	**1,616,466**	717,355
Cash flow from operations	**11,198,742**	3,752,129
Net change in non-cash operating working capital	**(8,949,591)**	(5,664,972)
	2,249,151	(1,912,843)
INVESTING ACTIVITIES		
Decrease in deposits on capital assets	**10,869,167**	–
Acquisition of Arrow Drilling	**(44,670,448)**	–
Increase in capital assets	**(14,591,767)**	(423,425)
Proceeds from dispositions	**35,149**	–
Change in non-cash working capital item – accounts payable	**1,274,878**	–
	(47,083,021)	(423,425)
FINANCING ACTIVITIES		
(Decrease) increase in line of credit	–	1,300,968
Increase (decrease) in long term debt – net	**(14,790)**	1,243,380
Net proceeds from unit issues	**48,842,941**	102,887
Trust unit distribution	**(4,291,827)**	(874,092)
Change in non-cash working capital item – accrued distributions	**517,728**	–
	45,054,052	1,773,143
(Decrease) increase in cash for the period	**220,182**	(563,126)
Cash - beginning of period	**4,894,110**	570,706
Cash - end of period	**5,114,292**	7,580


THE STRENGTH TO GROW

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

These consolidated interim financial statements follow the same accounting policies and methods as the December 31, 2003 annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Corporation's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. ACQUISITION OF ASSETS OF ARROW DRILLING

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.7 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$44,671,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,671,000
Financed as follows:	
New equity raised net of issue costs	$26,671,000
Exchangeable shares	18,000,000
	$44,671,000

4. UNITHOLDERS CAPITAL

Authorized

Unlimited number of trust units, voting, participating.

Unit capital issued and outstanding

	2004		2003	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital – opening balance	27,949,881	79,093,121	10,558,474	18,874,467
Trust units issued – Arrow purchase	4,096,154	30,305,001	–	–
Trust units issued - Saturn purchase	–	–	4,615,385	11,221,771
Trust units issued - Bear purchase	–	–	7,222,222	24,453,966
Trust units issued for cash	–	–	5,050,506	23,702,034
Trust units issued for options exercised	235,300	537,946	503,294	1,202,424
Contributed surplus transferred on exercised options	–	656,000	–	–
Unitholders capital – ending balance	32,281,335	110,592,068	27,949,881	79,093,121

Authorized

Unlimited number of exchangeable shares, voting, participating.

Share capital issued and outstanding

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares – opening balance	–	–	–	–
Exchangeable shares issued – Arrow purchase	2,307,692	17,999,998		
Exchangeable shares – ending balance	2,307,692	17,999,998	–	–

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the quarter ended March 31, 2004 would be to decrease net income by $10,000 (March 31, 2003 - $10,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

5. UNIT-BASED COMPENSATION PLAN

The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

As a result of adopting this amended standard, net income for the period ended March 31, 2004 decreased by $2,557,000 and contributed surplus increased by $1,901,000 and unitholders capital increased by $656,000.

6. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Three months ended	
	March 31, 2004	March 31, 2003
Cash flow before change in non-cash working capital	$11,198,742	$3,752,129
Cash distributions paid and declared	4,291,827	874,092
Funds retained for growth capital expenditures and future distributions	6,906,915	2,878,037
Accumulated cash distributions – beginning of period	8,906,326	554,320
Cash distributions	2,516,353	874,092
Distributions declared and payable	1,775,474	-
Accumulated cash distributions - end of period	$13,198,153	$1,428,412

7. SUBSEQUENT EVENT

On May 4, 2004 Trinidad announced that the Trust had entered into an agreement to build two new rigs for an estimated cost of $16 million.

8. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending March 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2004



Signature

Chief Financial Officer

Title

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael E. Heier, Chief Executive Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending March 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2004



Signature

Chairman & CEO

Title

30575814.1

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

May 19, 2004

Shona Smith
Direct Dial: 403.260.9797
E-mail: shona.smith@blakes.com
Reference: 84185/41

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

Re: Trinidad Energy Services Income Trust – NI 44-101 AIF Filing

As counsel on behalf of Trinidad Energy Services Income Trust, we hereby give notice that, for the purposes of NI 44-101, Trinidad Energy Services Income Trust is relying on its Annual Information Form filed under NI 51-102 on SEDAR project number 648191.

Yours truly,

"Shona Smith"

Shona Smith

30577784.1

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Shona C. Smith
Barrister & Solicitor
Direct Dial: 403.260.9797
E-mail: shona.smith@blakes.com

Reference: 84185/41

May 19, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Attention: Filings - Renewal Annual Information Forms

Dear Sirs/Mesdames:

Re: Renewal Annual Information Form of Trinidad Energy Services Income Trust. (the "Fund")

We are solicitors for the Fund. Enclosed for filing is the Fund's Renewal Annual Information Form for the year ended December 31, 2003 (the "Renewal AIF"). The Renewal AIF is being filed in each of the provinces of Canada pursuant to National Instrument 44-101 ("NI 44-101") and National Instrument 51-102 (NI 51-102") and in accordance with National Policy 43-201 pursuant to the Mutual Reliance Review System, with the Alberta Securities Commission (the "ASC") being designated as the "principal regulator" under National Policy 43-201. Alberta was chosen as the principal regulator as the Fund's head office is located in Alberta and it carries on business principally in such jurisdiction.

In connection with the filing of the Renewal AIF and in accordance with the provisions of NI 44-101 and Appendix A of National Policy 43-201, we are enclosing the following documents:

1. Renewal AIF;

2. Authorization of Collection of Personal Information as required by Section 3.3(1)(b)1 of NI 44-101, to which is attached the statement regarding personal information for each

director and officer of the Trinidad Drilling Ltd., as required by Section 3.3(1)(b)2 of NI 44-101;

3. Undertaking pursuant to Section 3.3(2) of NI 44-101;

4. Appropriate filing fees for each jurisdiction.

I trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact me.

Yours truly,

"Shona Smith"

Shona Smith

enclosures

TRINIDAD
ENERGY SERVICES INCOME TRUST

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2003

May 19, 2004

TABLE OF CONTENTS

GLOSSARY OF TERMS

Unless the context otherwise requires, in this Annual Information Form, the following terms and abbreviations have the meanings set forth below.

"ABCA" means the *Business Corporations Act* (Alberta) and the regulations thereto, as amended from time to time.

"AcquisitionCo" means Trinidad Acquisition Corp., a corporation incorporated under the ABCA which was wholly-owned by the Trust and was amalgamated with Trinidad on September 17, 2002 pursuant to the Arrangement.

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"Arrangement" has the meaning ascribed thereto under "General Development of the Trust – The Arrangement."

"Arrow" means Arrow Drilling Inc., a corporation incorporated under the ABCA.

"Arrow Acquisition" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad – Significant Acquisition and Drilling Rig Construction".

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"Bear" means Bear Drilling Ltd., a corporation continued under the ABCA.

"Bear Acquisition" has the meaning ascribed thereto under " General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Construction".

"Board of Directors" means the board of directors of Trinidad, as constituted from time to time.

"Business" means the business currently conducted by Trinidad, which includes the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada.

"Deferred Plans" means, collectively, RRSPs, RRIFs, DPSPs and RESPs.

"DPSPs" means deferred profit sharing plans.

"Management" means the management of Trinidad.

"Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

"Notes" means the unsecured, subordinated notes issued by Trinidad to the Trust under the Arrangement in the aggregate principal amount of $107,082,402.90.

"Option" means an option to acquire Trust Units in accordance with the stock option plan of Trinidad, adopted by the holders of Trinidad Shares on May 3, 2001.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders and holders of special voting rights by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and holders of special voting rights present in person or represented by proxy at the meeting.

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's investment Service, Inc. or Dominion Bond Rating Service Limited; and

(iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition.

"Pro Rata Share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Person" means any individual, company, corporation, partnership, trust, firm, sole proprietorship, association, trustee, executor, administrator, legal representative, government agency, regulatory authority or other entity, however designated or constituted.

"RRIFs" means registered retirement income funds.

"RRSPs" means registered retirement savings plans.

"RESPs" means registered education savings plans.

"Right" means a right to acquire Trust Units in accordance with the trust unit rights incentive plan of Trinidad, adopted by the holders of Trinidad Shares on June 9, 2003.

"Saturn" means Saturn Drilling Inc., a corporation incorporated under the ABCA.

"Saturn Acquisition" has the meaning ascribed thereto under "General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Construction."

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holders of any issued special voting rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such special voting rights.

"Subsequent Investment" means securities of Trinidad and securities of any other entity, including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in Section 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units).

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereto, as amended from time to time.

"Trinidad" means Trinidad Drilling Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of the Trust.

"Trinidad Shares" means the common shares in the capital of Trinidad, as constituted on the date hereof.

"Trust" means Trinidad Energy Services Income Trust.

"Trust Indenture" means the trust indenture dated August 1, 2002 between Trinidad and the Trustee, as may be amended, supplemented or restated from time to time;

"Trust Units" means the trust units in the capital of the Trust, as constituted on the date hereof.

"Trustee" means Valiant Trust Company, in its capacity as trustee under the Trust Indenture.

"TSX" means the Toronto Stock Exchange.

"Unitholder" means a holder of Trust Units.

STRUCTURE OF TRINIDAD ENERGY SERVICES INCOME TRUST

Trinidad Energy Services Income Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the province of Alberta and created pursuant to the Trust Indenture. The Trust owns all of the issued and outstanding Trinidad Shares and Notes. The Business is conducted by Trinidad.

The principal office of the Trust is located at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2. The Trust's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

The Trust Units are listed on the TSX.

Trinidad Drilling Ltd.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. On March 11, 2004, the articles of Trinidad were again amended to add exchangeable shares as a class of shares that Trinidad is authorized to issue. See "General Description of Capital Structure – Exchangeable Shares".

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one Trinidad Share and one half of a Trinidad share purchase warrant, with each whole warrant being exercisable into a Trinidad Share at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million.

Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000. On September 17, 2002, Trinidad was amalgamated with AcquisitionCo and became a wholly-owned subsidiary of the Trust pursuant to the Arrangement. Following the Arrangement, the Trinidad Shares were delisted from the TSX and the Trust Units commenced trading on the TSX.

The head and principal office functions of Trinidad are performed at its office at #1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta, and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flows of cash from Trinidad to the Trust and from the Trust to its Unitholders, is set forth below:


Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust (Alberta)
Cashflow(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd. (ABCA)

Notes:

(1) Cash flow represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.
(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.
(3) Cash distributions will be made to Unitholders monthly based upon the Trust's cash flow. See "General Development of the Trust – The Trust Indenture – Distribution Policy".
(4) Does not reflect the incorporation of Trinidad ExchangeCo. See "Description of Exchangeable Shares – Creation of the Exchangeable Shares".

GENERAL DEVELOPMENT OF THE TRUST

The Arrangement

On September 17, 2002, Trinidad was reorganized, by way of a plan of arrangement under the ABCA, into an income trust (the "**Arrangement**") pursuant to an arrangement agreement dated August 8, 2002 among Trinidad, AcquisitionCo and the Trust. The Arrangement resulted in shareholders of Trinidad receiving Trust Units in exchange for their Trinidad Shares on a one for one basis.

The purpose of the Arrangement was to convert Trinidad from a corporate entity, which concentrated on growth through the reinvestment of cash flow, to a trust entity, which would distribute a substantial portion of cash flow received from its operating company to Unitholders and retain some of such cash flow for selective growth opportunities. It is the Trust's current intention to distribute to Unitholders up to 75% of its funds available for distribution. The Trust's distributions to Unitholders for 2003 were approximately 53% of cash available for distribution. The Trust commenced paying monthly distributions to Unitholders in November of 2002. See "General Development of the Trust - The Trust Indenture – Distribution Policy".

In accordance with the Arrangement, the Board of Directors was delegated the supervision of the management and affairs of the Trust, with the actual administration and provision of these services being carried out by Management. See "General Development of the Trust – The Trust Indenture – Delegation of Authority, Management and Trust Governance".

The Trust

The Trust was established on September 17, 2002 pursuant to the Trust Indenture.

On April 10, 2003, the Trust completed a public offering, pursuant to which it issued 4,615,385 Trust Units at a price of $2.60 per Trust Unit, for gross proceeds of $12,000,000. The proceeds were used to fund the Saturn Acquisition. See "General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Construction".

On July 15, 2003, the Trust completed a bought deal private placement, pursuant to which it issued 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. These proceeds were used to fund a portion of the Bear Acquisition. See "General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Constructions".

On November 19, 2003, the Trust completed a public offering, pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for gross proceeds of $25,000,005. These proceeds were used to fund the construction and acquisition of two 3,500 metre telescopic double drilling rigs. See "General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Constructions".

On March 15, 2004, the Trust completed a public offering, pursuant to which it issued 4,096,154 Trust Units at a price of $7.80 per Trust Unit, for aggregate gross proceeds of $30,000,001. The proceeds were used to fund the Arrow Acquisition. See "General Description and Development of the Business of Trinidad – Significant Acquisitions and Drilling Rig Construction".

The Trust Indenture

General

The Trust was formed pursuant to, and is governed, by the Trust Indenture. The Trust is managed by the Board of Directors and senior officers of Trinidad, not by a third party, and the Trust does not pay any management fees.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, and rights, warrants, options and other securities to purchase, convert into or exchange into Trust Units, may be created and issued on such terms and conditions, for such consideration and at such times as the Board of Directors may determine. Such rights, warrants, options or other securities will not be considered Trust Units and holders of such securities will not be considered Unitholders under the Trust Indenture. Additionally, the Trust may issue debentures, notes and other indebtedness from time to time, on such terms and conditions and for such consideration as the Board of Directors may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes or any other interest income, dividends on the Trinidad Shares or any other dividends, as well as such other amounts as the Board of Directors may determine, from time to time, to be included or deducted, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Trinidad to the Trust on the Notes. It is anticipated however, that the Trust will reinvest a substantial portion, if not all, of the repayments of principal on the Notes in securities of Trinidad to permit Trinidad to make capital expenditures to develop the Business with a view to enhancing Trinidad's cash flow from operations, and thereby potentially increasing future distributions to Unitholders.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of special voting rights which will enable the Trust to provide voting rights to holders of exchangeable shares which may be issued by Trinidad or other subsidiaries of the Trust by entitling the holders of such special voting rights to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors in a resolution authorizing the issuance of such special voting rights.

An unlimited number of special voting rights may be created and issued pursuant to the Trust Indenture. Holders of special voting rights, in their capacities as holders of special voting rights, shall not be entitled to any distributions of any nature whatsoever from the Trust or to any beneficial interest in any assets of the Trust on termination or winding-up of the Trust. Except for the right to vote at meetings of the Unitholders, the special voting rights shall not confer upon the holders thereof any other rights.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any kind whatsoever to any Person in connection with the Trust or its monies, properties, assets, obligations and affairs or with respect to any act or omission by the Trustee or other Person pursuant to the Trust Indenture and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the monies, properties and assets of the Trust. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from, or arising as a result of, such Unitholder not having such limited liability.

The possibility of any personal liability to Unitholders in the nature described below is considered unlikely, in view of the fact that the sole business activity of the Trust is to hold securities, and all of the business operations are currently carried on by Trinidad. Additionally, the Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The business of the Trust and Trinidad will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available, for the operations of Trinidad and having contracts signed by or on behalf of the Trust include the above noted provision.

Redemption Right

Trust Units are redeemable at any time on demand by the registered holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption (the "**Redemption Right**"). Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided

further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" will be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque on the last day of the following month. The entitlement of Unitholders to receive a cheque upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Trinidad may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) the Trust distributing Notes, Trinidad Shares or other Subsequent Investments (collectively, "**Investments**") having an aggregate principal amount or fair market value, as applicable, equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or (ii) if so directed by Trinidad or if the Trust does not hold Investments having a sufficient principal amount or fair market value, as applicable, outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right to redemption having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes ("**Redemption Notes**") shall have terms and conditions substantially identical to those of the Notes; or (iii) any combination thereof at the discretion of Trinidad on behalf of the Trust.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Trinidad considers, in its sole discretion, provides representative fair market value prices for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by Trinidad as at the date on which such Trust Units were tendered for redemption. The Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Investments or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Investments or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Investments or Redemption Notes. Investments or Redemption Notes may not be qualified investments for trusts governed by Deferred Plans.

Constraints on Non-Resident Unitholders

Non-Residents can purchase and hold Trust Units, provided that Non-Residents do not beneficially own, in aggregate, more than half of the outstanding Trust Units, as described further below. The Trust can provide guidance to potential Non-Resident purchasers of Trust Units with respect to their ability to acquire Trust Units.

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. Any Unitholder may be required to provide to

the Trustee a declaration (a "**Residence Declaration**") specifying the beneficial ownership of the Trust Units registered in such Unitholder's name and whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 40% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meeting of Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to provide evidence satisfactory to the Trustee that they are not Non-Residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "General Development of the Trust – The Trust Indenture – Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, certain business combinations in respect of Trinidad, material amendments to the articles of Trinidad, and the termination of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the presentation of the audited financial statements of the Trust for the most recent fiscal year, the election of the Board of Directors and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requested in writing by the holders of not less than 20% of the Trust Units then outstanding. A written request must specify in reasonable detail the purposes for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more Persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued special voting rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such special voting rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Trinidad Shares

The Trust Indenture prohibits the Trustee from voting the Trinidad Shares with respect to the election of the Board of Directors or the appointment of auditors of Trinidad except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Trinidad, except in conjunction with an internal reorganization of the direct or indirect assets of Trinidad as a result of which either Trinidad or the Trust has the same interest, whether direct or

indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of Trinidad with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Trinidad except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Trinidad to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Trinidad to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Trinidad's securities in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

The Trustee

Valiant Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust, effecting the payment of distributions to Unitholders and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment will expire upon the conclusion of the third annual meeting of Unitholders. Thereafter, the Trustee shall be reappointed or changed every three years as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon at least 60 days' notice to Trinidad. The Trustee may also be removed by notice in writing delivered by Trinidad, upon a Special Resolution of the Unitholders and upon the due appointment of, and acceptance of such appointment by, a new Trustee, and the legal and valid assumption by such new Trustee of all obligations of the Trustee under the Trust Indenture.

Delegation of Authority, Management and Trust Governance

The Board of Directors has generally been delegated the supervision of the management of the business and affairs of the Trust, with the actual administration and provision of those services being carried out by Management. In particular, the Trustee has delegated to Trinidad responsibility for, among other things, the following matters:

- all matters relating to an offering of Trust Units or other securities of the Trust, including ensuring compliance with all applicable laws in connection with the offering, all matters relating to the content and accuracy of the disclosure contained in documentation and agreements relating to such offering, the approval, certification and execution by Trinidad, on behalf of the Trust, of the documentation and agreements relating to such offering, and all matters concerning any underwriting agreement providing for such offering;
- all matters relating to any take-over bid, merger, amalgamation, arrangement, asset acquisition of any person (including the Trust or Trinidad or any subsidiary of either), the process to maximize Unitholder value or any similar transaction or form of business combination, including any documentation or legal action in connection with such matters;
- determining and administering the amounts payable as distributions to the Unitholders, the frequency of such distributions and the record date for Unitholders entitled to such distribution;

- the terms of, and the execution and amendment from time to time of, any contracts to which the Trust is a party;
- the voting of the shares, the Notes of Trinidad and any other Subsequent Investment held by the Trust (subject to provisions in the Trust Indenture requiring Unitholder approval with respect to certain matters);
- all matters pertaining to the redemption of Trust Units;
- any borrowing, securing of credit or granting of security by the Trust, the subordination by the Trust of any of its interests in the monies, properties and assets of the Trust, and certain related matters;
- organizing any meetings (including annual general meetings) of the Unitholders and preparing, approving and distributing materials in connection therewith;
- providing services with respect to, and the co-ordination and administration of, the Trust's assets, including recommendations in respect of Subsequent Investments by the Trust;
- arranging such audit, accounting, legal, financial, insurance and other professional services which may be required by the Trust;
- ensuring compliance by the Trust with its legal obligations, including its continuous disclosure obligations under applicable securities laws;
- the retention and monitoring, on behalf of the Trust, of the transfer agent and other organizations serving the Trust;
- the review, authorization and timely payment on behalf of the Trust of operation expenses incurred on behalf of the Trust;
- the provision of office space, equipment and staff, including all accounting, secretarial, corporate and administrative services;
- the preparation of accounting, management and other reports (including quarterly and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns), including the preparation of the Trust's reports to relevant securities regulatory authorities and any similar organization of any government or the committee of any stock exchange to which the Trust is obligated to report, and to otherwise assist the Trustee in dealing with any such regulatory authorities;
- keeping and maintaining the books and records of the Trust and the supervision of compliance by the Trust with record keeping requirements under applicable regulatory regimes;
- the handling of communications and correspondence with Unitholders, the preparation of notices of distributions to Unitholders and providing investor relations services to the Trust;
- exercising and effecting the specific powers and authorities of the Trustee set forth in the Trust Indenture;
- generally providing the Trustee with such managerial and administrative services and support as may be requested for the Trustee to discharge its responsibilities under the Trust Indenture and as may be reasonably required for the ongoing business and administration of the Trust;
- calculating, collecting and keeping accounts of all payments accruing to the Trust and effecting the distribution and payment of all payments to the Trust as soon as practicable in accordance with the Trust Indenture;
- preparing and furnishing to each Unitholder all reports, financial statements, all necessary tax information and other information required to be sent to Unitholders pursuant to the Trust Indenture or pursuant to applicable laws;

- allowing Unitholders to inspect, during normal business hours, and, upon payment of the reasonable reproduction costs, to receive photocopies of the Trust Indenture and a listing of the registered holders of the Trust Units;

- dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities on behalf of the Trust and its subsidiaries, and the granting of security in respect thereof;

- the responsibility for the formation or acquisition of any subsidiaries of the Trust, any acquisitions made by the Trust or any subsidiary thereof, and any investments in, loans made to or royalty or other agreements entered into by the Trust with any subsidiary (direct or indirect) of the Trust;

- the responsibility to approve the financial statements of the Trust or any subsidiary of the Trust and to sign such statements, each as may be required by applicable law.

Notwithstanding the foregoing, the Trustee remains responsible for following the matters:

(i) the countersigning, certification, transfer or cancellation of Trust Unit certificates;

(ii) overseeing the maintenance of registers of Unitholders;

(ii) the distribution of payments to Unitholders;

(iii) amending or waiving the performance of any breach of any term or provision of the Trust Indenture which amendment or waiver requires the consent of the Trust or the Trustee;

(iv) the Trustee's duties with respect to termination and winding-up of the Trust; and

(v) any matter which require the approval of the Unitholders under the terms of the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents are not liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the properties, monies or assets of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the properties, monies or assets of the Trust incurred by reason of the sale of any asset, the disposition of monies or securities, any inaccuracy in any evaluation or advice provided by any other appropriately qualified Person, any reliance on any such evaluation or advice, any action or failure to act of Trinidad or any other Person to whom the Trustee has, with the consent of Trinidad, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Trinidad to perform its duties under or delegated to it under the Trust Indenture), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders or as a result of a breach of its duties, responsibilities and standard of care, diligence and skill set out in the Trust Indenture. If the Trustee has retained an appropriate expert, advisor or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust, the properties, monies or assets of the Trust or the Unitholders, except as provided in the Trust Indenture. The Trustee shall have no liability or responsibility arising under any agreement to which it is not a party. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by the Trustee with the consent of the Unitholders by Special Resolution.

The Trustee may, without the approval or ratification of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee or the Board of Directors may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;
- making such provisions not inconsistent with the Trust Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;
- modifying any of the provisions of the Trust Indenture, including relieving Trinidad from any of the obligations, conditions or restrictions therein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, such modification or relief in no way prejudices any of the rights of the Unitholders or the Trustee; and
- for any other purpose not inconsistent with the terms of the Trust Indenture, including curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that, in the opinion of the Trustee, the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Take-over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for all of the outstanding Trust Units (other than those held by the offeror or an associate or affiliate of an offeror) and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are tendered and are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror, subject to the procedures and requirements set out in the Trust Indenture.

Termination of the Trust

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; and (b) a quorum of holders of not less than 50% of the outstanding Trust Units is present in person or by proxy at the meeting called for that purpose or any adjournment thereof.

Unless the Trust is either terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the properties, monies and assets of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the properties, monies and assets of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination

authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the properties, monies and assets of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

DESCRIPTION OF THE BUSINESS OF THE TRUST

The Trust

The Trust was established to:

- invest in securities of Trinidad from time to time, including without limitation the Trinidad Shares and the Notes;
- acquire or invest in other securities of Trinidad and in securities of any other entity including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in section 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units), and borrowing funds for that purpose;
- dispose of any part of the monies, properties and assets of the Trust, including, without limitation, any securities of Trinidad;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee

The Trustee is prohibited from acquiring any investment which: (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations; or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. See "General Development of the Trust – The Trust Indenture – Cash Distributions".

GENERAL DESCRIPTION AND DEVELOPMENT OF THE BUSINESS OF TRINIDAD

General

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad has a total of 31 drilling rigs and eight service rigs. Trinidad's drilling fleet has more than doubled since December, 2002 through the construction of two new rigs and the acquisition of 17 rigs.

General Development of the Business

Since its incorporation, Trinidad has grown through corporate and asset acquisitions and construction of new drilling rigs. Trinidad's primary objective has been to create critical mass in the drilling business. Trinidad has met this objective thus far through completing construction of Rigs #8 to #12, as discussed below, and its corporate and asset acquisitions. Trinidad added diversification to its business by purchasing the assets of Progressive Well Servicing Ltd. in December 2000, which added eight well servicing rigs to complement Trinidad's drilling rigs, thereby expanding Trinidad's service capabilities. See "Description of the Business of Trinidad – Principal Products, Services and Operations – Well Servicing". Trinidad's goals are to continue to add drilling and other servicing capabilities and to expand Trinidad's fleet based on market conditions. Trinidad's well servicing division has pursued a strategy of expanding its geographical operating area. In addition, Trinidad's fleet of rigs has been enhanced to provide for more flexibility for the customer and improved operating performance. Trinidad's marketing strategy has been focused on obtaining and sustaining higher utilization rates and a broader customer base.

Significant Acquisitions and Drilling Rig Construction

On October 1, 1999, Trinidad completed the acquisition of Can-Am Drilling Ltd. ("**Can-Am**") and Rig #5. This added a medium depth triple rig to the Trinidad fleet, with a depth capacity of 2,500 metres. The acquisition cost, including the assumption of approximately $1,100,000 of debt, was $2,300,000 and was financed by $900,000 cash and the issuance of 228,000 Trinidad Shares at a price of $1.50 per Trinidad Share.

On October 15, 1999, Trinidad acquired a 1,000 metre single rig which was modified and added to the fleet to drill at shallower depth capacities. The rig was acquired for cash consideration in the amount of $750,000.

Trinidad diversified its drilling services with the acquisition of eight service rigs by purchasing the assets of Progressive Well Servicing Ltd. on December 15, 2000 for cash consideration of approximately $4,170,000.

During 2001, Trinidad completed its construction of Rigs #8 through #12. These new rigs were designed and constructed to work at a depth capacity of 1,800 metres. These rigs are heavy singles designed to capture the mid-depth drilling market.

In September of 2002, Trinidad completed the Arrangement. See "General Development of the Trust – The Arrangement".

On April 10, 2003, Trinidad completed the acquisition of substantially all of the assets of Saturn for cash consideration of approximately $17,500,000 (the "**Saturn Acquisition**"). The assets acquired from Saturn pursuant to the Saturn Acquisition included three drilling rigs (two with a depth rating of 3,000 metres and one with a depth rating of 3,500 metres), drill pipe, mud pumps, generators, boilers and spare parts. The addition of Saturn's assets provided Trinidad with increased drilling depth capacity from that which previously existed within Trinidad's fleet. The increased depth capacity has allowed Trinidad to broaden its coverage of the drilling market into depth ranges in which Trinidad did not previously operate.

On July 15, 2003, Trinidad completed the acquisition of certain of the assets of Bear for consideration of $41,000,000 in cash (the "**Bear Acquisition**"). Concurrently with the closing of the Bear Acquisition, the Trust completed a bought deal private placement of 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. The consideration for the Bear Acquisition was funded by way of the foregoing private placement financing and approximately $16,400,000 in debt. The acquired assets were comprised of three heavy double drilling rigs and two triple drilling rigs. The double drilling rigs have depth ratings of 3,300, 3,500 and 3,600 metres, respectively, while the triple drilling rigs have depth rating of 4,700 and 5,500 metres. The acquisition also included all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. In conjunction with the Bear Acquisition, Bear was issued 277,778 Trust Units at a subscription price of $3.60 pert Trust Unit.

On October 30, 2003, Trinidad entered into agreements for construction and acquisition of two 3,500 metre telescopic double drilling rigs for an aggregate cost of approximately $15,000,000. Construction on these two rigs was completed in January and February, 2004. In connection with the acquisition of these rigs, Trinidad has entered

into standard CAODC term drilling contracts with two industry participants, whereby Trinidad will utilize each rig for a minimum of 180 drilling days per year over the next two years. On November 19, 2003, in connection with the construction of these rigs, the Trust completed a public offering pursuant to which it issued 5,050,506 Trust Units at a price of $4.95 per Trust Unit for aggregate gross proceeds of $25,000,005.

On December 8, 2003, Trinidad announced the purchase of a 3,200 metre telescopic double drilling rig from Poncho Well Servicing Ltd. for a purchase price of approximately $4,500,000, which included a complete rig package. The acquisition was financed with a combination of internal cash flow and debt. The purchase was made to help satisfy Trinidad's client commitments while further enhancing Trinidad's overall drilling capabilities.

On March 15, 2004, Trinidad completed the acquisition of substantially all of the assets of Arrow for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 Exchangeable Shares at a price of $7.80 per Exchangeable Share (the "**Arrow Acquisition**"). Each Exchangeable Share is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) (the "**Exchange Ratio**") for five years from the date of issuance on March 15, 2004. The Exchangeable Shares do not receive cash distributions from the Trust; however, the Exchange Ratio is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares. See "General Description of Capital Structure – Description of Exchangeable Shares". The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. The addition of Arrow's assets will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base, and will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provided drilling or well servicing equipment. As a result of the addition of the Arrow rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Arrow Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Arrow rigs with only nominal additions to its current general and administrative costs.

Trends

CAODC estimates that approximately 18,300 wells will be drilled in western Canada during the 2004 calendar year. Improvements in commodity prices and low interest rates have increased producer projected cashflows and should provide for increased activity for 2004. Drilling dayrates are expected to improve as improved activity levels cause increased demand for drilling services. Trinidad's drilling fleet is among the newest in the industry which provides Trinidad with lower operating costs than its competitors with older drilling fleets. Trinidad has developed customer relationships through consistent high operational performance which will support strong utilization rates. During 2003, Trinidad achieved an annual drilling rig utilization rate of 63% as compared with the industry average of 53% as reported by CAODC. In addition, as a result of tight controls on operating costs, Trinidad maintained its operating margins despite the significantly lower dayrates in 2003. In addition, increasing United States demand for Canadian oil and gas is anticipated to result in increased drilling in all depth ranges.

DESCRIPTION OF THE BUSINESS OF TRINIDAD

Business Strategy and Objectives

Trinidad strives to be a responsive oil and gas drilling and services company, with an emphasis on safety and performance tailored to serving the western Canadian oil and gas drilling and service market. Trinidad's primary goal is to enhance Unitholder value, by responding effectively to client needs, keeping operating costs low and striving to maintain utilization rates and dayrates above the industry average, all while providing excellent customer service.

Western Canadian Sedimentary and Williston Sedimentary Basins

Trinidad's operations are presently conducted in the Western Canadian Sedimentary Basin (the "**WCSB**") and the Williston Sedimentary Basin (the "**WSB**"), which includes portions of the provinces of British Columbia, Alberta,

Saskatchewan and Manitoba, as well as portions of the Northwest Territories. The WCSB and the WSB are two of the largest oil and gas exploration and producing regions in North America. A substantial portion of the active production from these basins occurs at shallow and intermediate depths from both conventional and non-conventional reservoirs. Non-conventional oil deposits in Canada include the Alberta oil sands, the heavy oil deposits of Saskatchewan, the Canadian East Coast, the Arctic Islands and Beaufort Sea. Non-conventional natural gas reserves include coalbed methane gas and tight sands reservoirs. The majority of oil and natural gas production in Canada originates from the WCSB and WSB. In addition to upstream oil and gas activities, other related industry activity occurs in this region, such as refining, processing and transportation of oil and gas.

Principal Products, Services and Operations

Trinidad's business is comprised of two divisions which operate primarily in western Canada: (i) the contract drilling division; and (ii) the well servicing division. The contract drilling division provides contract drilling services to oil and gas producers using its fleet of 31 drilling rigs. The well servicing division based in Lloydminster, Alberta operates under the name "Progressive Well Servicing", with a fleet of eight service rigs.

Drilling Services

Drilling services are completed using drilling rigs and other auxiliary equipment. Drilling services are performed pursuant to the instructions provided by the oil and gas exploration and production company which has contracted with Trinidad. Trinidad follows these instructions and drills the oil or gas well at a specified location to the desired depth.

If the well is productive and can be economically produced, the drilling rig will set the casing for the well. The drilling rig may then complete the well or cap it to provide for completion at a later date by using a service rig. Revenue of the drilling services division was approximately 90% of total revenue for 2002 and 95% of revenue for 2003.

The drilling business is subject to seasonality with peak activity levels often being realized from November to March. During spring, activity levels are usually lower due to thawing which causes ground conditions to be soft and unstable. These unstable ground conditions increase operating costs for the producing companies and cause seasonal road bans to occur which cause operating conditions to be inefficient. As a result of these conditions, the busiest quarters for the contract drilling division are the first and fourth quarters.

Equipment

The contract drilling division operates a fleet of 31 drilling rigs as outlined below:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-500	2,800
4	Heavy Double	Rigmaster P-500	2,800
5	Triple	Unit 15 TMS	2,500
6	Single	Failing 2500	1,000
7	Single	Failing 3500	1,250
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	Mastco	3,200
17	Heavy Double	Mastco	3,600
18	Heavy Double	Hyduke	3,300

Rig #	Type	Manufacturer	Rated Depth (metres)
19	Heavy Double	Dreco	3,500
20	Triple	Mastco	5,500
21	Triple	Mastco	4,200
22	Heavy Double	Rigmaster	3,500
23	Heavy Double	Rigmaster	3,500
24	Heavy Double	Dreco	1,900
25	Single	Gardner Denver	1,300
26	Single	Rigmaster	1,300
27	Heavy Double	Dreco	1,800
28	Single	Rigmaster	2,300
29	Heavy Double	Ideco	2,000
30	Single	Ideco	1,300
31	Single	Rigmaster	2,600

Market for Services and Competitive Conditions

The market demand for drilling rigs is determined by the amount of capital allocated for reserve development or replacement by oil and gas exploration and production companies. The total capital available is influenced by commodity prices and the ability to finance capital programs with either cash flow, debt or new equity issues. These market forces, in combination with consumer demand for oil and gas, are key factors in determining the number of wells that will be drilled by oil and gas producing companies in Canada.

The market for the services provided by the contract drilling division is comprised of numerous oil and gas exploration companies. In the year ended 2003, the contract drilling division's top five customers accounted for 38% of the revenue for that division. The drilling services are provided based on standard drilling contracts endorsed by both CAODC and the Canadian Association of Petroleum Producers ("**CAPP**"). The contracts outline the rights, responsibilities and obligations of each party to the contract. The contracts can be for a specific well, a series of wells, or for a specific time frame. The contracts generally do not provide for a level of utilization but do provide for daily cost amounts to the customer and outline responsibilities with respect to third party charges. Given current industry activity levels and the status of current contracts, Trinidad does not have any contracts upon which its business is substantially dependant.

The drilling industry in Canada is a very competitive sector which is dominated by three large contractors which account for approximately 70% of the industry's drilling fleet. With this concentration of drilling services, the larger contractors have the ability to influence dayrates and operating practices for the industry. Trinidad's fleet operates primarily in Western Canada. Due to the age of the fleet and Trinidad's investment in drilling assets and personnel, Trinidad drilling operations are very efficient and competitive.

A drilling company is evaluated by potential customers based primarily on the condition of its equipment, its drilling depth capacity, its safety performance and the expertise of its operational personnel. If a drilling contractor is evaluated highly in each area, it will typically achieve high utilization and strong dayrates. Trinidad strives to obtain high evaluations in each of these areas.

Health, Safety and Environment

As part of Trinidad's continuing emphasis on safety, it employs a Safety Manager who reports to senior management and has direct access to Trinidad's President.

With Trinidad drilling throughout the four western provinces and the Northwest Territories, it is imperative that consistent safety principles are upheld. To achieve this goal, regular on-site safety meetings and training seminars are held to ensure that all personnel are kept informed and that everyone within Trinidad continues to work toward exceeding all applicable regulatory and safety requirements.

Trinidad supports efforts to minimize the impact of its operations on the environment and is responsive to the concerns of government, the general public and its employees regarding its activities.

Environmental protection measures have been incorporated into Trinidad's regular procedures for equipment, site inspections and waste disposal and Trinidad promotes the use of environmentally friendly products.

Trinidad's operating practices comply with provincial standards for oilfield waste management. These standards are communicated to its personnel to ensure that they are aware of such standards as well as Trinidad's expectations with respect to the environment. Environmental protection and awareness is an area where Trinidad spends incremental capital on training of personnel and environmental friendly assets. The trend is expected to continue in future years. Trinidad strives to be among the industry leaders in investing in the implementation of environmental initiatives.

Management and Employees

The contract drilling division is organized into profit centres for each rig. Each rig manager is responsible for daily operational management of his individual rig. These rig managers each report to one of five field superintendents, each managing four to eight of the contract drilling division's rigs. Marketing efforts are co-ordinated with the drilling managers and are performed by the division's marketing group located in Calgary. The division operates out of its head office and marketing office in Calgary, Alberta, and its operations office located in Lloydminster, Alberta. As at December 31, 2003, the division employed approximately 600 personnel. Employees are required to obtain and maintain industry required certifications. The required certifications vary by position and experience. Trinidad has been able to attract and retain key personnel because of its commitment to training and the quality of its assets.

Well Servicing

The well servicing division uses service rigs which are truck mounted units that are designed to be mobile to move from well to well to complete their operations. These services are provided to oil and gas exploration and production companies operating primarily in Alberta, Saskatchewan and northeast British Columbia. The well servicing division operates under the name of "Progressive Well Servicing" from its operations base in Lloydminster, Alberta.

The well servicing business primarily involves inserting or removing equipment, tubulars, pumps and other downhole equipment situated in the well bore. The services are divided into two main categories, being completions and production. The completions services are driven by new well drilling, while production work encompasses maintenance, workover and abandonment services for existing wells.

Completions Services

Well completion services are performed after a drilling rig has drilled the well and set the casing. The service rig is used to lower the tubing into the hole and place packers, pumps and other downhole related equipment. Service rigs are used to complete wells because of their mobility, speed and cost effectiveness. Completion work accounts for approximately 25% of the division's overall revenue.

Production Services

Production and maintenance services are carried out over the life of a producing well and involve repairing and replacing equipment that fails due to wear and tear caused by production. A service rig is used to remove and replace tubing, pumps and sucker rods as the equipment fails or as part of a preventative maintenance program. Maintenance services are smaller jobs but are recurring services which must be performed periodically. They are required to ensure the productive capacity of the well is maintained.

Workover services are services performed by a service rig to clean out sand and other debris from a well bore which are inhibiting the well's production. As wells are producing, they often start to see a decrease in production due to contamination of the well bore with sand and other blockages. To correct this, a service rig is used in combination with large pumping units to circulate fluid into the well and remove the blockages from the well bore and improve the production capacity of the well.

Abandonment services is the final aspect of service rig work, in which the service rig is used to remove downhole equipment and set a permanent plug in place which is cemented to seal off the well permanently.

Production work which encompasses maintenance, workover and abandonment services accounts for approximately 75% of the division's revenue.

The revenue for the well services division represents less than 10% of revenue for 2002 and less than 5% for 2003.

Seasonality

The well servicing business is subject to seasonality because of limited access to certain sites during the spring when ground conditions are not favourable. This seasonality causes the second quarter (April to June) to be a slower period for activity, with the fourth quarter (October to December), and the first quarter (January to March), being the busiest in terms of activity.

Equipment

The well servicing division performs its services using the service rig fleet as described below:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	800
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Franks	2,000
6	Single/Single	Franks	1,200
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500

Market for Services

The well servicing division's customer base includes numerous oil and gas exploration companies. During 2003, the top five customers of the division accounted for approximately 58% of the total revenue. Customer services are provided based on a standard service agreement which can be established for a specific well, a field of wells or for a period of time. The service agreement details the rights, responsibilities and obligations of each party to the agreement. They are generally company specific and can be changed or modified on 30 days' written notice. The well services division contracts are spread between several customers and generally cover short time frames. The nature of the contracts are such that no one contract significantly impacts the overall business of the well services division.

The demand for well servicing and service rigs is driven by the number of new wells completed and by the number of producing wells which require maintenance. The number of well completions is determined by the number of new wells drilled and the success of these wells in finding producible reserves. Maintenance work is tied to the number of producing wells and, as these increase, so does the demand for service rigs.

The service rig industry in Canada is comprised of many different contractors, each owning and operating less than 50 rigs. The market is therefore fragmented, with only three operators having any significant market share. These market conditions cause the service rig business to be somewhat geographically focused and very competitive. Oil and gas producing companies select and evaluate a service rig operator primarily based on the quality of its equipment, the condition and capability of its equipment, the company's safety record and the quality of its operational personnel. The rate charged for the service rig industry is an hourly rate which fluctuates based on supply and demand fundamentals and by geographic area. The service rig division is currently focused in the Lloydminster area of Alberta and Saskatchewan.

Health, Safety and Environment

The well servicing division is committed to performing its services in a safe manner. The well servicing division has successfully achieved and maintains its Certificate of Recognition for safety, an industry certification administered by CAODC.

The well servicing division has established a safety committee with senior management representation to ensure compliance to industry standards. All personnel are provided training which encompasses equipment operation, hydrogen sulphide safety certification, dangerous and hazardous goods training and first aid. An employee safety program is also in place to reward and monitor safety performance of the service rig division.

The well servicing division and its employees are also trained to comply with Trinidad's operating practices with respect to waste management. All provincial standards regarding control of fluids, fuels and emissions are adhered to, and compliance with these standards is monitored on an ongoing basis by Management.

Environmental protection and awareness is an area where Trinidad spends incremental capital on training of personnel and environmental friendly assets. The trend is expected to continue in future years. Trinidad strives to be among the industry leaders.

Management and Employees

The well servicing division is managed by the division's general manager and operations manager. There is an independent safety co-ordinator who monitors safety performance and provides ongoing training to employees. Marketing and sales efforts are completed by a marketing representative and the general manager. The rig managers are each responsible for their rig and crew and the efficient operation of the rig. Each rig is evaluated individually as a profit centre and reviewed on a monthly basis. The service rig division operates from its base in Lloydminster, Alberta and, as at December 31, 2003 employed approximately 37 employees. Employees are required to obtain and maintain industry required certifications. The required certifications vary by position and experience. Trinidad has been able to attract and retain key personnel because of its commitment to training and the quality of its assets.

RISK FACTORS

Trust Units are inherently different from capital stock of a corporation, although many of the business risks to which the Trust is subject are similar to those that would be faced by a corporation engaged in the same business. Prospective investors should carefully consider the following risk factors, together with other information contained in this Annual Information Form and the information incorporated by reference, before investing in the Trust Units.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units will not represent a direct investment in Trinidad's business and should not be viewed by investors as shares in Trinidad. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a company including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets are the Notes and the Trinidad Shares.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder shall incur, or will be subject to, any liability in contract or in tort in connection with the Trust or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the properties, monies and assets of the Trust. The Trust Indenture further provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts.

The business of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Trust.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Investments or Redemption Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Investments or Redemption Notes. Investments or Redemption Notes may not be qualified investments for Trusts governed by Deferred Plans.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant unforeseen capital or other expenditures are required.

Debt Service

Trinidad has secured credit facilities. Variations in interest rates and principal repayments, if required under the terms of Trinidad's credit agreements, could result in significant changes in the amount required to be applied to debt service before payment of any amounts by Trinidad to the Trust. Certain covenants in the agreements with the lenders may also limit payments by Trinidad to the Trust. Although Management's view is that Trinidad's current credit facilities are sufficient, there can be no assurance that they will be adequate for the future financial obligations of Trinidad or that additional funds can be obtained, if required.

If Trinidad becomes unable to pay its debt service charges or otherwise commits an event of default, the lenders will rank senior to securities of Trinidad which are held by the Trust.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Deferred Plans. Where, at the end of any month, a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time those Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Revenue Agency (the "**CRA**").

If the Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including Non-Resident Unitholders and Deferred Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

Reliance on Management

Unitholders will be dependent on Management in respect of the administration and management of all matters relating to the Trust, Trinidad and their operations and administration. The loss of the services of key individuals could have a detrimental effect on the Trust. Investors who are not willing to rely on Management should not invest in the Trust Units.

Additional Financing

To the extent that external sources of capital, including debt financing and equity financing, become limited or unavailable, Trinidad's ability to make the necessary capital investments to expand its asset base and operations will be impaired. To the extent that Trinidad is required to use cash flow to finance growth capital expenditures, the level of distributable cash flow paid from Trinidad to the Trust, and from the Trust to Unitholders, will be reduced.

Changes in Legislation

There can be no assurances that income tax laws and government incentive programs relating to mutual fund trusts and to the oil and gas industry will not be changed in a manner which adversely affects the Trust and its Unitholders. There can be no assurance that the CRA will agree with how the Trust calculates its income for tax purposes or that the CRA will not change their administrative practices to the detriment of the Trust or its Unitholders.

Seasonality/Weather

The activities in the oilfield services industry are subject to a degree of seasonality. Operating activities within the Canadian service industry are generally lower in April and May, during spring break-up, and tend to increase in the fall and peak in the winter months of November through March. Additionally, volatility in the weather and temperature not only within these seasons, but year round as well, can create additional unpredictability in rig utilization rates and operational results for entities such as Trinidad.

Industry Risks

There are many risks inherent in the drilling and well-servicing industries which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Trust's success will depend on the ability of Trinidad's customers to select and acquire suitable producing properties or undeveloped exploration prospects. The marketability of any oil and natural gas acquired or discovered by Trinidad's customers will be affected by numerous factors beyond the control of such customers. These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells. Trinidad will have the benefit of insurance maintained by it; however, Trinidad may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.

Regulation of Industry

Trinidad's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. While Management believes that Trinidad's business will be operated in accordance with applicable laws, Trinidad will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to Trinidad that may have a negative effect on Trinidad's business and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Trinidad expects that it will be able to fully comply with all regulatory requirements in this regard.

Competition

Competition could adversely affect Trinidad's performance. The drilling and well servicing industries are characterized by intense competition and Trinidad competes directly with other companies that have greater resources and access to capital.

Conflicts of Interest

The Board of Directors are engaged, and will continue to be engaged, in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Trinidad. Conflicts of interest, if any, which arise will be subject to, and governed by, the procedures prescribed by the ABCA.

Business Growth

Due in part to the limited availability and capacity of contractors to build drilling rigs, there is no guarantee that Trinidad will be able to add additional rigs to its fleet, maintain or repair the rigs currently in its fleet, or be able to develop additional lines of business.

Trinidad may experience growth through acquisitions. Its continued profitability and growth will depend in part upon its ability to integrate successfully its acquisitions and its failure to do so could have a material adverse effect on its business, operations, results and prospects.

Dependence on Major Customers

Fewer than 50 customers have accounted for 100% of Trinidad's operating revenues since inception, with Trinidad's largest customer accounting for approximately 38% of operating revenues for Trinidad's 2003 fiscal year. While Trinidad is satisfied with its relationships with its existing customers, the loss of any one or more of these customers, or a significant reduction in business done with Trinidad by one or more of these customers, if not offset by sales to new or other existing customers, could have a material adverse effect on Trinidad's business, results of operations and prospects.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Trinidad in a manner materially different than they would affect other oil and gas service companies of similar size.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties. In Alberta, environmental compliance is governed by the EPEA, which imposes environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes penalties for violations.

Trinidad is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Kyoto Protocol

In 1994, the United Nations' Framework on Climate Change came into force and, three years later, led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. The Government of Canada has ratified the Kyoto Protocol. Reductions in greenhouse gases from oil and gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers which may make certain production of crude oil or natural gas by those producers uneconomic, resulting in reductions in such production and a resulting decrease in the demand for Trinidad's services. Management is unable to predict the effect on the future earnings of Trinidad as a result of the ratification of the Kyoto Protocol by the Government of Canada.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the Trinidad Shares. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the Trinidad Shares, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, it is the current intention of the Board of Directors to set the distributions from the Trust at approximately $0.66 annually or approximately $0.055 per month. The intention of the Board of Directors is to provide stable monthly distributions based on anticipated annual cash flow; however, the actual amount of distributions paid by the Trust will be subject to review by the Board of Directors, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03(1)
December 15	$0.02
2003	
January 15	$0.03
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.045
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055

Notes:
(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the Board of Directors taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by the Trustee and the purchases through the facilities of the TSX are made by Raymond James Ltd.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Description of Trust Units

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at May 14, 2004, there were 32,306,335 Trust Units and no special voting units issued and outstanding.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Description of Exchangeable Shares

The Creation of the Exchangeable Shares

In connection with the Arrow Acquisition, Trinidad filed articles of amendment ("**Articles of Amendment**") providing for the creation of the Exchangeable Shares (which have provisions substantially as described below) and the Trust incorporated a wholly-owned subsidiary, Trinidad Exchange Corp. ("**Trinidad ExchangeCo**") for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than as contemplated below and is capitalized with nominal consideration.

In addition, the following documents were executed, substantially as described in greater detail below: (a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**"); (b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Trustee; and (c) a shareholder agreement (the "**Shareholder Agreement**") between Trinidad and Arrow, as holder of the Exchangeable Shares.

The Exchangeable Shares are not listed on the TSX or any other stock exchange.

Attributes of the Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share provisions to be contained in the Articles of Amendment; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement. Copies of the Exchangeable Share provisions, the Support Agreement and the Voting and Exchange Trust Agreement may be obtained upon request without charge from Trinidad at 1810, 540 – 5th Avenue S.W., Calgary, Alberta T2P 0M2 (telephone: (403) 265-4168).

Exchangeable Share Provisions

Exchange Ratio

The Exchange Ratio, at any time and in respect of each Exchangeable Share, will be equal to 1.00000, as at the date of the Arrow Closing, and will be cumulatively adjusted after such time by: (i) increasing the Exchange Ratio on each date on which a distribution is paid (a "**Distribution Payment Date**") by the Trust to Unitholders between the date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution amount, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the record date for the distribution and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the first business day following the record date for the distribution; and (ii) decreasing the Exchange Ratio on each record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend between the date of the Arrow Closing and the time as of which the Exchange Ratio is calculated, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that record date for the determination of the holders of Exchangeable Shares entitled to receive a dividend, expressed as an amount per Exchangeable Share multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding immediately prior to that record date, and having as its denominator the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the date that is seven business days prior to that record date.

Ranking

In the event of a liquidation, dissolution or winding-up of Trinidad, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares with respect to payment of dividends and the distribution of assets among its shareholders and will rank rateably with each series of exchangeable shares of Trinidad with respect to any amount specified as being payable preferentially to the holders of such series.

Dividends

With respect to the payment of dividends, the Exchangeable Shares will rank in priority to any common shares of Trinidad and any other shares ranking junior to the Exchangeable Shares and will rank rateably with each other series of exchangeable shares of Trinidad with respect to any dividend specified as being payable preferentially to the holders of such series. Holders of Exchangeable Shares will be entitled to receive dividends if, as and when declared by the board of directors of Trinidad. Trinidad does not anticipate that any dividends will be declared in respect of the Exchangeable Shares; however the board of directors has the right, in its sole discretion, to do so. Any payment of dividends on the Exchangeable Shares will result in a downward adjustment of the Exchange Ratio.

Certain Restrictions

Subject to the provisions to be contained in the Shareholder Agreement, as long as any of the Exchangeable Shares are outstanding, Trinidad will not, without obtaining the approval of the holders of the Exchangeable Shares (as set forth below under the sub-heading "Amendment and Approval"), amend the articles or by-laws of Trinidad in any

manner that would amend the rights or privileges of the holders of Exchangeable Shares other than to give effect to any adjustments required to maintain economic equivalency of the Exchangeable Shares with the Trust Units.

Liquidation of Trinidad

In the event of the liquidation, dissolution or winding-up of Trinidad or any other distribution of the assets of Trinidad among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive, for each Exchangeable Share held on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), an amount equal to the Exchange Ratio on the last business day prior to the Liquidation Date multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Liquidation Date (the "**Liquidation Amount**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Liquidation Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of Valiant Trust Company, the transfer agent for the Exchangeable Shares (the "**Exchangeable Shares Transfer Agent**"). Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Liquidation Call Right described below, Trinidad will deliver the Liquidation Amount in the form of Trust Units to such holder of Exchangeable Shares at the address recorded in Trinidad's Exchangeable Share register or will hold the Liquidation Amount in the form of Trust Units for pick-up by the holder of Exchangeable Shares at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders of Exchangeable Shares.

Upon the occurrence of a liquidation, dissolution or winding-up of Trinidad, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Liquidation Call Right**") to purchase all, but not less than all, of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) at a purchase price per Exchangeable Share equal to the Liquidation Amount (to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at the last business day prior to the Liquidation Date) and, upon the exercise of the Liquidation Call Right and the acceptance by the Trust or Trinidad ExchangeCo of the offer made by Trinidad, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trinidad ExchangeCo, as applicable. The purchase by the Trust or Trinidad ExchangeCo of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date and on payment of the Liquidation Amount for each Exchangeable Share, and Trinidad will have no obligation to pay any amount on account of the Liquidation Amount in respect of such Exchangeable Shares.

The Liquidation Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Upon the occurrence of an Exchange Rights Trigger Event (which includes any institution by, or consent of, Trinidad to bankruptcy, insolvency, dissolution or winding-up proceedings with respect to Trinidad (an "**Insolvency Event**"), and an election by the Trust and Trinidad ExchangeCo not to exercise the Liquidation Call Right, the Redemption Call Right (described below) or the Retraction Call Right (described below), collectively the "**Call Rights**"), the Exchangeable Shares Transfer Agent (or any successor trustee thereto) (the "**Trustee**") on behalf of the holders of the Exchangeable Shares will have the right (the "Optional Exchange Right") to require the Trust or Trinidad ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading "Voting and Exchange Trust Agreement – Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

In the event of any determination by the Trust to institute, or awareness by the Trust or Trinidad of any threatened, liquidation, dissolution or winding-up proceedings with respect to the Trust (a "**Trinidad Energy Liquidation Event**"), the Trust or Trinidad ExchangeCo will be required to purchase (the "**Automatic Exchange Right**") each outstanding Exchangeable Share (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) and holders of Exchangeable Shares will be required to sell the Exchangeable Shares held by them at the fifth business day prior to the effective date of the Trinidad Energy Liquidation Event, by exchanging each Exchangeable Share held by such holder of Exchangeable Shares for an amount equal to the Exchange Ratio as at the sixth business day prior to the effective date of the Trinidad Energy Liquidation Event multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the sixth business day prior to the Trinidad Energy Liquidation Event, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the sixth business day prior to the Trinidad Energy Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an Exchangeable Share in the event of a Trinidad Energy Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon request by a holder of Exchangeable Shares and the surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trinidad ExchangeCo may reasonably require, the Trust or Trinidad ExchangeCo will deliver to such holder certificates representing the number of Trust Units which that holder is entitled to receive.

Retraction of Exchangeable Shares by Holders

Subject to the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time prior to the fifth anniversary of the issuance of the Exchangeable Shares to require Trinidad to redeem any or all of the Exchangeable Shares held by such holder for a retraction price per Exchangeable Share equal to the Exchange Ratio on the last business day prior to the effective date of such retraction ("**Retraction Date**") multiplied by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the Retraction Date (the "**Retraction Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio on the last business day prior to the Retraction Date. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Exchangeable Shares may request redemption by presenting to Trinidad or the Exchangeable Shares Transfer Agent a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed request for retraction ("**Retraction Request**") and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. The redemption will become effective on the Retraction Date. On or after the Retraction Date, a holder of Exchangeable Shares may surrender certificates representing such Exchangeable Shares, together with such other documents as may be reasonably required to effect a transfer of the Exchangeable Shares, to Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent. Upon receipt of the certificates and other documents, and subject to the exercise by the Trust or Trinidad ExchangeCo of the Retraction Call Right, Trinidad will deliver the Retraction Price in the form of Trust Units to such holder at the address recorded in Trinidad's Exchangeable Share register or will hold the Retraction Price in the form of Trust Units for pick-up by the holder at Trinidad's principal business office or the office of the Exchangeable Shares Transfer Agent, as specified by Trinidad in a notice to such holders.

When a holder requests that Trinidad redeem the Exchangeable Shares, Trinidad, as agent for the holders of the Exchangeable Shares, shall offer to the Trust or Trinidad ExchangeCo an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all, but not less than all, of the Exchangeable Shares that the holder has requested Trinidad to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Retraction Date.

At the time of the receipt of a Retraction Request by a holder of Exchangeable Shares, Trinidad will, within five business days, notify the Trust or Trinidad ExchangeCo by providing to the Trust and Trinidad ExchangeCo a copy

of the Retraction Request. The Trust or Trinidad ExchangeCo must then advise Trinidad within four business days as to whether the Retraction Call Right will be exercised. The Exchangeable Shares that the holder has requested Trinidad to redeem will, on the Retraction Date, be purchased by the Trust or Trinidad ExchangeCo or redeemed by Trinidad, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

If, as a result of solvency provisions of applicable law, Trinidad is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Trinidad will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Trinidad will be deemed to have required the Trust or Trinidad ExchangeCo to purchase such unretracted Exchangeable Shares on the Retraction Date for an amount per Exchangeable Share equal to the Retraction Price pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right described below, Trinidad:

(a) will, on the fifth anniversary of the Arrow Closing (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last business day prior to the applicable Redemption Date (described below) by the weighted average trading price of a Trust Unit on the TSX for the five trading days preceding the last business day prior to the applicable Redemption Date (as that term is defined below) (the "**Redemption Price**"), to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the Redemption Date; and

(b) may, at any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 20% of the aggregate number of Exchangeable Shares issued in connection with the Arrow Acquisition (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo and as such percentage of shares may be adjusted as deemed appropriate by the board of directors of Trinidad to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all, but not less than all, of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Trinidad will, at least 25 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the redemption of the Exchangeable Shares by Trinidad, including the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right (as defined below). On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent, Trinidad will deliver the Redemption Price to the holder at the address of the holder recorded in Trinidad's security register or by holding the Redemption Price for pick-up by the holder at the principal business office of Trinidad or the office of the Exchangeable Shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trinidad ExchangeCo) will not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

Trinidad, as agent for the holders of Exchangeable Shares, shall offer to the Trust and Trinidad ExchangeCo the overriding right (the "**Redemption Call Right**") to purchase, on any Redemption Date, all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or Trinidad ExchangeCo) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trinidad ExchangeCo, as applicable. If either the Trust or Trinidad ExchangeCo exercises the Redemption Call Right, Trinidad's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of the Trust, by either the Trust or Trinidad ExchangeCo.

Purchase for Cancellation

Subject to applicable law, Trinidad may, at any time and from time to time, purchase for cancellation all or any of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for such consideration as Trinidad and such holder may agree, or by tender to all holders of record of Exchangeable Shares then outstanding at any price per Exchangeable Share. If, pursuant to any invitation for tenders more Exchangeable Shares are tendered at acceptable prices than Trinidad is willing to purchase, the Exchangeable Shares shall be purchased by Trinidad on a pro rata basis. Trinidad, by notice from time to time to the Trust or Trinidad ExchangeCo, as applicable, shall be entitled to redeem all or any part of the Exchangeable Shares held by the Trust or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Optional Exchange Rights or the Automatic Exchange Rights in exchange for the delivery of Trust Units for the accounts of holders of Exchangeable Shares. The Exchangeable Shares shall be acquired by Trinidad in exchange for the issue by Trinidad to the Trust or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of such delivered Trust Units. All of such Exchangeable Shares redeemed by Trinidad in such manner shall be cancelled.

Voting Rights

The holders of the Exchangeable Shares are not entitled to receive notice of or to attend any meeting of the shareholders of Trinidad or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are entitled to certain voting rights in respect of matters to be brought before the holders of Trust Units, as described under the heading "Voting and Exchange Trust Agreement – Voting Rights". In addition, the Shareholder Agreement will contain certain agreements as to how the Exchangeable Shares will be voted, which are described under the heading "Shareholder Agreement".

Anti-Dilution

The number of Trust Units for which the Exchangeable Shares are exchangeable will, in addition to being adjusted from time to time to conform to the Exchange Ratio, be subject to adjustment in the event of:

(a) the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b) the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible into or exchangeable for, or carrying rights to purchase, Trust Units; or

(c) the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast thereon (other than Exchangeable Shares beneficially owned by the Trust, Trinidad ExchangeCo, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than the Exchangeable Shares held by the Trust, Trinidad ExchangeCo or any of their subsidiaries and other affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than two business days later) as may be determined by the chairman at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than 66 2/3% of the votes cast thereon will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Trinidad will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders

Exchangeable Shares will not be issued to a resident of any foreign country. Notwithstanding anything contained in the Exchangeable Share provisions, the obligation of the Trust or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Exchangeable Shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Restrictions on Transfer

No holder of Exchangeable Shares shall be entitled to transfer any Exchangeable Shares unless the transfer has been approved by the board of directors of Trinidad. The Shareholder Agreement will specify certain circumstances in which such approval will be automatically provided.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a special voting unit (the "**Special Voting Unit**") to Valiant Trust Company, or any successor thereto (the "**Exchangeable Shares Trustee**"), for the benefit of the holders (other than the Trust and Trinidad ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Exchangeable Shares Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such Exchangeable Share is then exchangeable. The Exchangeable Shares Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder of Exchangeable Shares is entitled to attend such meeting and personally exercise the votes associated with such holder's Exchangeable Shares, rather than instructing the Exchangeable Shares Trustee how to vote such shares.

The Exchangeable Shares Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Trust Unitholders are entitled to vote, setting out the current Exchange Ratio, the related meeting materials and a statement as to the manner in which the holder may instruct the Exchangeable Shares Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Exchangeable Shares Trustee will also send to the holders copies of all information statements, interim and annual financial statements and their accompanying MD&A, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Exchangeable Shares Trustee by the Trust, the Exchangeable Shares Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Exchangeable Shares Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of Trinidad or the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) any circumstance in which the Trust and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

any such occurrence being an "**Exchange Rights Trigger Event**";

a holder of Exchangeable Shares will be entitled to instruct the Exchangeable Shares Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trinidad ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Exchange Rights Trigger Event, (ii) any event which will, with the passage of time or the giving of notice, become an Exchange Rights Trigger Event, or (iii) the election by the Trust or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by the Trust or Trinidad ExchangeCo, Trinidad will give notice thereof to the Exchangeable Shares Trustee. As soon as practicable thereafter, the Exchangeable Shares Trustee will then notify each affected holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trinidad ExchangeCo for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable

Share under the Exchange Right (the "**Exchange Price**"). Fractional Trust Units will not be issued. Any amount payable on account of the Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, Trinidad is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trinidad ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust or Trinidad ExchangeCo will agree that:

(a) the Trust will, upon written request of a holder of Exchangeable Shares, provide such holder with a statement setting out the then current Exchange Ratio;

(b) they will take all actions and do all things necessary to ensure that Trinidad is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Trinidad, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Trinidad; and

(c) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Trinidad without the approval of the majority of the then outstanding Trust Units.

The Support Agreement will also provide that, without the prior approval of Trinidad and the holders of the Exchangeable Shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units to be effected with the consent or approval of the Trinidad Board of Directors, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trinidad and the Exchangeable Shares Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust and Trinidad ExchangeCo have agreed not to exercise any voting rights attached to the Exchangeable Shares owned by them or any of their subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada.

Shareholder Agreement

Trinidad Drilling Control Transaction

The Shareholder Agreement will create various rights and obligations among the parties thereto. In particular, if a Trinidad Drilling Control Transaction (as defined below) occurs, and the Board of Directors of Trinidad determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares with exchangeable shares which are at least economically equivalent to the Exchangeable Shares, in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Trinidad Drilling Control Transaction in accordance with its terms, the holders of the Exchangeable Shares will agree that Trinidad may redeem such holders' Exchangeable Shares by following a procedure consistent with the procedures set forth under the heading "Redemption of Exchangeable Shares" (including, in such circumstances, the ability of the Trust and Trinidad ExchangeCo to purchase or acquire such Exchangeable Shares following a procedure consistent with the Redemption Call Rights). A "**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad or the Trust; provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

Voting Events

If an Exchangeable Share Voting Event is proposed, and the board of directors of Trinidad determines that the approval or consent of the holders of outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide, then the holders of the Exchangeable Shares agree to vote and/or consent to such Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad, other than an Exempt Exchangeable Share Voting Event.

If an Exempt Exchangeable Share Voting Event is proposed, the holders of the Exchangeable Shares agree to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the board of directors of Trinidad. An "**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of Trinidad in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

None of the provisions in respect of Exchangeable Share Voting Events or Exempt Exchangeable Share Voting Events shall operate to prevent the holders of Exchangeable Shares from exercising their rights of retraction pursuant to the Exchangeable Share provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

Permitted Transfers

The board of directors of Trinidad has agreed to approve any transfer of Exchangeable Shares which meets all of the following criteria: (a) the transferee is an Alberta resident; (b) the proposed transfer will not result in Trinidad becoming a "distributing corporation" for the purposes of the ABCA; (c) the proposed transfer is in accordance with applicable law; and (d) the transferee executes such documentation as is reasonably required by Trinidad such that the transferee becomes a party to, and is bound by, the Shareholder Agreement.

MARKET FOR SECURITIES

The Trust Units are listed and posted for trading on the TSX. The trading symbol for the Trust Units on the TSX is "TDGUN".

Month (2003)	Price Range	Trading Volume
January	$2.01 - $2.60	530,600
February	$2.35 - $2.80	401,653
March	$2.60 - $3.00	300,200
April	$2.55 - $2.86	1,050,000
May	$2.78 - $3.30	1,276,700
June	$3.48 - $3.88	1,704,800
July	$3.79 - $4.85	2,035,700
August	$4.37 - $5.05	1,073,400
September	$4.65 - $5.15	1,369,238
October	$4.67 - $5.45	1,264,900
November	$5.31 - $5.98	1,694,800
December	$5.45 - $6.90	1,586,900

PRIOR SALES

On April 10, 2003, the Trust completed a public offering, pursuant to which it issued 4,615,385 Trust Units at a price of $2.60 per Trust Unit, for gross proceeds of $12,000,000. On July 15, 2003, the Trust completed a bought deal private placement of 6,944,444 Trust Units at a price of $3.60 per Trust Unit for gross proceeds of $24,999,998. On November 19, 2003, the Trust completed a public offering of 5,050,506 Trust Units at a price of $4.95 per Trust Unit for gross proceeds of $25,000,005. On March 15, 2004, the Trust completed a public offering of 4,096,154 Trust Units at a price of $7.80 per Trust Unit for gross proceeds of $30,000,001. In addition, in connection with the Arrow Acquisition, Trinidad issued 2,307,692 Exchangeable Shares for a price of $7.80 per Exchangeable Share, which may be exchanged for five years from the date of issuance for Trust Units

DIRECTORS AND OFFICERS

Directors of Trinidad

The directors of Trinidad are nominated by the Unitholders of the Trust at each annual meeting of Unitholders. All directors serve until the next annual meeting or until a successor is elected or appointed. The name, place of residence, principal occupation for the past five years and year of appointment as a director of Trinidad for each director of Trinidad are set forth below:

Name and Municipality of Residence	Director Since	Principal Occupation During Past Five Years
Michael E. Heier[(1)(3)(4)] Calgary, Alberta Canada	March, 1996	Chairman of the Board of Directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.
Grant D. Abbott[(2)] Calgary, Alberta Canada	July, 1996	Controller of Stanfield Mining Group of Canada from February, 2003 to present; prior thereto, President of Abbott Financial Consulting Ltd. from June, 2002 to February, 2003; prior thereto, Chief Financial Officer of Trinity Energy Inc. from June, 1998 to May, 2002.
Kevin A. Bennett[(1)(2)] Calgary, Alberta Canada	November, 1999	Independent businessman since July, 2001; prior thereto, President and Chief Operating Officer of Ventus Energy Ltd. from October, 1998 to September, 2001.
John M. Friesen[(1)] Steinbach, Manitoba	November, 1999	President of Friesen Drillers Ltd. since June, 1992.
Peter J. Gross[(3)] Calgary, Alberta Canada	February, 2000	Petroleum Engineer and independent engineering consultant from January, 2002 to present; prior thereto, Vice President and Chief Operating Officer of Viking Energy Royalty Trust from July, 1997 to December, 2001

Name and Municipality of Residence	Director Since	Principal Occupation During Past Five Years
Naveen Dargan[(2)(3)] Calgary, Alberta Canada	June, 2003	Independent businessman since June, 2003; prior thereto, Senior Managing Director of Raymond James Ltd. from October, 2001 to June, 2003; prior thereto, Executive Vice President and Managing Director of Goepel McDermid Inc., a predecessor to Raymond James Ltd., from June, 1999 to October, 2001; prior thereto, Senior Vice President and Director of Goepel McDermid from April, 1998 to June, 1999.

Notes:
(1) Members of the Compensation Committee of Trinidad.
(2) Members of the Audit Committee of Trinidad.
(3) Members of the Corporate Governance Committee.
(4) Chairman of the Board.

Officers of Trinidad

The name, place of residence, position held and principal occupation for the past five years for each officer of Trinidad are set out below:

Name and Municipality of Residence	Office	Principal Occupation During Past Five Years
Michael E. Heier Calgary, Alberta Canada	Chief Executive Officer	Chairman of the Board of Directors of Trinidad or its predecessor since June, 1998; Chief Executive Officer of Trinidad or its predecessor since May 1, 2000; Principal of Trinidad since its incorporation in 1996; independent businessman and Chairman and Chief Executive Officer of Trinity Energy Inc. from April, 1998 to May, 2002.
Lyle C. Whitmarsh Calgary, Alberta Canada	President	President of Trinidad since November 1, 2002; prior thereto, General Manager, Operations of Trinidad since August, 2001; prior thereto, businessman in the oil and gas drilling industry for over 15 years
Brent J. Conway Calgary, Alberta Canada	Chief Financial Officer	Chief Financial Officer of Trinidad or its predecessor since November, 2001; prior thereto, Vice-President, Finance and Chief Financial Officer of Bowridge Resource Group Inc. since September, 1994.
Brock W. Gibson[(1)] Calgary, Alberta Canada	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP, Barristers & Solicitors.

Notes:
(1) Mr. Gibson was Corporate Secretary and a director of Probe Exploration Inc. prior to its receivership.

Security Holdings of Directors and Officers

As at May 14, 2004, the directors and officers of Trinidad beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 1,968,468 Trust Units, representing approximately 6% of the issued and outstanding Trust Units.

As at May 14, 2004, the officers and directors also held, in aggregate, 680,030 Options which, if exercised, would increase the beneficial ownership of the officers, directors and insiders, as a group to approximately 8% of the issued and outstanding Trust Units.

Conflicts of Interest

Certain of the directors and officers named above may be directors or officers of issuers which are in competition to Trinidad, and as such may encounter conflicts of interests in the administration of their duties with respect to

Trinidad. Such conflicts of interest shall be dealt with according to the procedures required under the ABCA. See "Risk Factors - Potential Conflicts of Interest".

LEGAL PROCEEDINGS

There are no any legal proceedings to which the Trust or Trinidad is a party or of which any of their property is the subject and there are no such proceedings known to Trinidad to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors of officers of Trinidad have had a material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Trinidad.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Trust is Valiant Trust Company at its principal offices in Calgary.

MATERIAL CONTRACTS

There are no contracts, other than contracts entered into in the ordinary course of business, that are material to Trinidad/the Trust and that were entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants and auditors of the Trust, hold, directly and indirectly, less than 1% of the issued and outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information relating to Trinidad may be found on SEDAR at www.sedar.com In addition, additional information regarding directors' and officers' remuneration and indebtedness, principal holders of Trust Units, Options and Exchangeable Shares and rights to purchase Trust Units is contained in the Trust's information circular for its most recent annual meeting of Unitholders that involved the election of directors of Trinidad. Additional financial information is provided in the Trust's comparative consolidated financial statements and Management's Discussion & Analysis for the year ended December 31, 2003.



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 19, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Trinidad Energy Services Income Trust
Mailing of First Quarter Report
to Registered Unitholders

As the mailing agent for Trinidad Energy Services Income Trust, we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2004, to each of the Registered Unitholders of the subject trust on **May 19, 2004**.

We trust this is satisfactory.

Yours truly,

"Beau Cairns"
Beau Cairns
Officer, Income Trusts

c.c. Trinidad Energy Services Income Trust
Attn: Ms. Tara Wood

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE UNITHOLDERS
OF	)	OF **TRINIDAD ENERGY SERVICES INCOME TRUST**
ALBERTA	)	("TRUST").

I, BEAU CAIRNS, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 19, 2004** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 19TH DAY OF MAY 2004.)
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA

"Beau Cairns"
BEAU CAIRNS

My commission expires on November 15, 2006.

FIRST SUPPLEMENTAL TRUST INDENTURE

Dated effective as of the 31st day of December, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Trust Indenture dated as of August 1, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS FIRST SUPPLEMENTAL TRUST INDENTURE dated effective as of December 31, 2003.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Trustee**")

WHEREAS:

A. By a trust indenture dated August 1, 2002 (the "**Principal Indenture**") between the Corporation and the Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture.

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and the Trustee.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL TRUST INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This First Supplemental Trust Indenture is supplemental to the Principal Indenture and the Principal Indenture and this First Supplemental Trust Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this First Supplemental Trust Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this First Supplemental Trust Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this First Supplemental Trust Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of section 2.7 of the Principal Indenture be amended by inserting the words "as amended by a First Supplemental Trust Indenture dated effective December 31, 2003," immediately following the words "Trust Indenture dated as of August 1, 2002,".

(b) The text of section 2.8 of the Principal Indenture be deleted in its entirety and replaced as follows:

"The head office of the Trust hereby created shall be located at 1810, 540 – 5th Avenue S.W., Calgary, Alberta, T2P 0M2, or at such other place or places as the Trustee may from time to time determine.".

(c) The text of section 5.6 of the Principal Indenture be deleted in its entirety and replaced as follows:

"Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder as a result of any distribution or amount which becomes payable to the Unitholders pursuant to this Article 5 or pursuant to Article 6.".

(d) The text of section 5.7 of the Principal Indenture be deleted in its entirety and replaced as follows:

"Amounts payable to Unitholders pursuant to Sections 5.2, 5.3 and 5.5 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.".

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this First Supplemental Trust Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This First Supplemental Trust Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the effective date of December 31, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Trust Indenture to be duly executed and attested by their duly authorized officers, effective as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: *"Brent J. Conway"*	Per: *"Philip Menard"*
Per: *"Michael E. Heier"*	Per: *"Cheryl Dahlager"*

TRINIDAD ENERGY SERVICES INCOME TRUST

Annual General and Special Meeting of Unitholders
of
Trinidad Energy Services Income Trust held June 9, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	**Outcome of Vote**
1. The election of the following nominees as directors of Trinidad Energy Services Income Trust (the "Trust") for the following year: (a) Michael E. Heier (b) Grant D. Abbott (c) Kevin A. Bennett (d) John M. Friesen (e) Peter J. Gross (f) Naveen Dargan	**Carried**

	Outcome of Vote
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Trust, to hold office until the next annual general meeting of the Unitholders, and to authorize the directors of Trinidad to fix their remuneration as such.	**Carried**

Special Business

	Votes For	**Votes Against**	**Outcome of Vote**
3. Advance Unitholder approval of private placements to approve, within 12 months of the date of the meeting, the issuance via private placements of up to an additional 75% of the number of trust units of the Trust outstanding as of May 1, 2004, which is 32,306,335 Trust Units.	9,169,436	548,890	**Carried**
4. Amendment to the Trust's Trust Unit Rights Incentive Plan (the "Incentive Plan") to amend section 4 of the Incentive Plan so that an aggregate number of Trust Units equal to approximately 10% of the Trust's issued and outstanding Trust Units will be available for the issuance of rights under the Incentive Plan.	7,487,155	2,231,171	**Carried**

	Votes For	Votes Against	Outcome of Vote
5. Ratification of the conditional granting of an aggregate of 1,706,009 Rights to certain directors, officers, employees and consultants of Trinidad under the Incentive Plan.	7,488,155	2,230,171	**Carried**

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: June 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR JUNE, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") confirms that the cash distribution for the month of June 2004 to be paid July 15, 2004 for unitholders of record on June 30, 2004 will be 5.5 cents per trust unit ($0.66 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 31 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, JULY 8, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES A PLANNED DISTRIBUTION INCREASE, AN AGREEMENT TO ACQUIRE FOUR DRILLING RIGS AND A CONCURRENT BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Distribution Increase

The Trust announces its intention, conditional on the closing of the Wilson rig acquisition described below, to increase its cash distribution to $0.06 per trust unit per month, ($0.72 per trust unit per annum) from $0.055 per trust unit per month, effective for the payment to be made to unitholders of record on July 30, 2004. This distribution increase represents the fifth consecutive distribution increase since January, 2003.

Accretive Acquisition

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd., ("Trinidad" or the "Company"), has entered into an exclusive agreement to purchase four drilling rigs and related equipment from Wilson Drilling Ltd. ("Wilson"). The purchased rigs include two heavy double drilling rigs with depth ratings of 3,000 and 3,500 metres and two triple drilling rigs with depth ratings of 4,000 and 4,700 metres. All of these rigs are less than 6 years old, with the 4,000 metre triple rig being a brand new rig that commenced operations on June 1, 2004. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. Each of the four rigs being acquired has complete rig crews in place. The purchase price for these assets is $32.0 million, $30 million for the drilling rigs and $2 million for the ancillary equipment. The acquisition will be financed with $19.2 million cash and $12.8 million in exchangeable shares in Trinidad to be issued to Wilson at a price of $7.80 per exchangeable share. Each exchangeable share is initially exchangeable, without the payment of any consideration, into one trust unit (the "Exchange Ratio"). The exchangeable

shares do not receive cash distributions; however the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust subsequent to closing and prior to the exchange of such exchangeable shares. The exchangeable shares have an expiry date of five years from closing. Closing of the rig acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the acquisition of the Wilson rigs and related inventory items, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. to sell on a bought deal basis, by way of short form prospectus, 3,205,129 trust units at a price of $7.80 per trust unit for gross proceeds of $25.0 million. In addition, the underwriters have been granted an option to purchase an additional 150,000 trust units under the same terms prior to closing. The net proceeds of the offering will be used to fund the acquisition of the Wilson rigs and to fund the repayment of debt incurred as a consequence of the previously announced construction of two new heavy telescopic double drilling rigs. The first distribution in which purchasers of trust units under this offering will be entitled to participate will be paid on August 15th, 2004 to the unitholders of record on July 30, 2004. Closing of the trust unit financing and the rig acquisition are expected to occur concurrently during the last week of July 2004, and are each conditional upon the successful completion of the other. Both the rig acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Additional Acquisition Information

The acquisition will:

? Increase Trinidad's average utilization rate given that the rigs being acquired achieved 95% utilization in the first quarter of 2004 and approximately 54% in the second quarter of 2004;

? Be accretive on a cash flow per unit basis;

? Provide a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. The pro forma fleet by depth capacity will be as follows:

	< 1,800m	1,801 – 3,000m	3,001 – 4,500m	4,501+m
Number of Trinidad Rigs in Depth Range	12	9	9	1
Number of New Rigs under Construction in Depth Range	0	0	2	0
Number of Wilson Rigs in Depth Range	0	1	1	2
Total Trinidad (Post Wilson Acquisition and New Rig Construction)	12	10	12	3

? Expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom it does not currently provide drilling or well servicing equipment; and

? Result in lower general and administration costs relative to the revenue base as Trinidad expects to incorporate Wilson's drilling rigs into its current operations with only nominal additions to its current general and administrative costs.

Furthermore, the Company's management is excited about having the Wilson employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Wilson rigs and the new rig construction, the Trust will have 37 drilling rigs ranging in depths from 1,000 – 5,500 metres with 83% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.


TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, JULY 8, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES A PLANNED DISTRIBUTION INCREASE, AN AGREEMENT TO ACQUIRE FOUR DRILLING RIGS AND A CONCURRENT BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Distribution Increase

The Trust announces its intention, conditional on the closing of the Wilson rig acquisition described below, to increase its cash distribution to $0.06 per trust unit per month, ($0.72 per trust unit per annum) from $0.055 per trust unit per month, effective for the payment to be made to unitholders of record on July 30, 2004. This distribution increase represents the fifth consecutive distribution increase since January, 2003.

Accretive Acquisition

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd., ("Trinidad" or the "Company"), has entered into an exclusive agreement to purchase four drilling rigs and related equipment from Wilson Drilling Ltd. ("Wilson"). The purchased rigs include two heavy double drilling rigs with depth ratings of 3,000 and 3,500 metres and two triple drilling rigs with depth ratings of 4,000 and 4,700 metres. All of these rigs are less than 6 years old, with the 4,000 metre triple rig being a brand new rig that commenced operations on June 1, 2004. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. Each of the four rigs being acquired has complete rig crews in place. The purchase price for these assets is $32.0 million, $30 million for the drilling rigs and $2 million for the ancillary equipment. The acquisition will be financed with $19.2 million cash and $12.8 million in exchangeable shares in Trinidad to be issued to Wilson at a price of $7.80 per exchangeable share. Each exchangeable share is initially exchangeable, without the payment of any consideration, into one trust unit (the "Exchange Ratio"). The exchangeable

shares do not receive cash distributions; however the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust subsequent to closing and prior to the exchange of such exchangeable shares. The exchangeable shares have an expiry date of five years from closing. Closing of the rig acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the acquisition of the Wilson rigs and related inventory items, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. to sell on a bought deal basis, by way of short form prospectus, 3,205,129 trust units at a price of $7.80 per trust unit for gross proceeds of $25.0 million. In addition, the underwriters have been granted an option to purchase an additional 150,000 trust units under the same terms prior to closing. The net proceeds of the offering will be used to fund the acquisition of the Wilson rigs and to fund the repayment of debt incurred as a consequence of the previously announced construction of two new heavy telescopic double drilling rigs. The first distribution in which purchasers of trust units under this offering will be entitled to participate will be paid on August 15th, 2004 to the unitholders of record on July 30, 2004. Closing of the trust unit financing and the rig acquisition are expected to occur concurrently during the last week of July 2004, and are each conditional upon the successful completion of the other. Both the rig acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Additional Acquisition Information

The acquisition will:

- Increase Trinidad's average utilization rate given that the rigs being acquired achieved 95% utilization in the first quarter of 2004 and approximately 54% in the second quarter of 2004;
- Be accretive on a cash flow per unit basis;
- Provide a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. The pro forma fleet by depth capacity will be as follows:

	< 1,800m	**1,801 – 3,000m**	**3,001 – 4,500m**	**4,501+m**
Number of Trinidad Rigs in Depth Range	12	9	9	1
Number of New Rigs under Construction in Depth Range	0	0	2	0
Number of Wilson Rigs in Depth Range	0	1	1	2
Total Trinidad (Post Wilson Acquisition and New Rig Construction)	12	10	12	3

- Expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom it does not currently provide drilling or well servicing equipment; and

- Result in lower general and administration costs relative to the revenue base as Trinidad expects to incorporate Wilson's drilling rigs into its current operations with only nominal additions to its current general and administrative costs.

Furthermore, the Company's management is excited about having the Wilson employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Wilson rigs and the new rig construction, the Trust will have 37 drilling rigs ranging in depths from 1,000 – 5,500 metres with 83% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent faire l'objet d'aucun placement avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, les titres ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ PROVISOIRE

Nouvelle émission **Le 12 juillet 2004**


TRINIDAD
ENERGY SERVICES INCOME TRUST

25 000 006 $
3 205 129 parts de fiducie

Prix : 7,80 $
par part de fiducie

Le présent prospectus simplifié vise le placement de 3 205 129 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 7,80 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus simplifié a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs de forage de Wilson Drilling Ltd. (*Wilson*). La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson (définie aux présentes), autres que le paiement du prix d'achat (défini aux présentes) à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 7 juillet 2004, le dernier jour de bourse avant l'annonce du présent placement et de l'acquisition Wilson (définie aux présentes), le cours de clôture des parts de fiducie à la TSX s'élevait à 7,71 $ et, le 9 juillet 2004, le cours de clôture s'élevait à 7,81 $. Trinidad a, pour le compte de la Fiducie, demandé l'inscription des parts de fiducie placées aux termes du présent prospectus simplifié à la cote de la TSX. L'inscription sera conditionnelle au respect par la Fiducie de toutes les exigences d'inscription de la TSX.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie(1)
Par part de fiducie	7,80 $	0,39 $	7,41 $
Total(2)	25 000 006 $	1 250 000 $	23 750 006 $

Notes :
(1) Avant déduction des frais estimatifs du placement, soit 750 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.
(2) La Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat de 250 000 parts de fiducie supplémentaires au prix d'offre, option qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie qui peuvent être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 26 950 006 $, à 1 347 500 $ et à 25 602 506 $ respectivement. Voir « Mode de placement ».

Le 8 juillet 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'opération Wilson (définie aux présentes), elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé le 15 août 2004 aux porteurs de parts (les *porteurs de parts*) inscrits le 30 juillet 2004. Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront le droit de recevoir la distribution qui devrait être versée le 15 août 2004. Voir « Faits récents – Augmentation des distributions » et « Politique de distribution ».

Raymond James Ltée, Marchés mondiaux CIBC inc., Valeurs mobilières TD Inc., Haywood Securities Inc., Investissements Premiers Associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes.

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'opération Wilson (définie aux présentes) devraient avoir lieu vers le 27 juillet 2004 mais, quoi qu'il en soit, au plus tard le 6 août 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus simplifié et les documents intégrés par renvoi aux présentes, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie » pour désigner la somme qui devrait être disponible à des fins de distribution aux porteurs de parts. L'expression « flux de trésorerie de la Fiducie » n'est pas une mesure reconnue par les principes comptables généralement reconnus au Canada (les *PCGR*) et n'a pas de définition normalisée prescrite par les PCGR mais est une somme calculée conformément à l'acte de fiducie (défini aux présentes). Par conséquent, les flux de trésorerie de la Fiducie ne peuvent être comparés à des mesures semblables présentées par d'autres émetteurs et les épargnants sont priés de noter que les flux de trésorerie de la Fiducie ne devraient pas être considérés comme un équivalent du bénéfice net, des flux de trésorerie découlant des activités d'exploitation ou d'autres mesures de rendement financier calculés conformément aux PCGR.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir *gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au* secrétaire de Trinidad, à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6 (numéro de téléphone (403) 265-6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle de renouvellement de la Fiducie datée du 19 mai 2004 pour l'exercice terminé le 31 décembre 2003 (la *notice annuelle*);

b) le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003;

c) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes au 31 décembre 2003 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent;

d) le rapport de gestion de la Fiducie pour le trimestre terminé le 31 mars 2004;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2004 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements présentés sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement » et « Énoncé des pratiques de gouvernance d'entreprise » ainsi que les renseignements présentés à l'annexe D de celle-ci);

g) les rapports de changement important de la Fiducie en date du 19 février 2004 et du 15 mars 2004 (le *rapport de mars 2004*) ayant trait à l'acquisition de la quasi-totalité des actifs de Arrow Drilling Inc. (l'*acquisition Arrow*) et le placement de parts de fiducie par voie de prospectus connexe;

h) le bilan non vérifié d'Arrow Drilling Inc. au 31 décembre 2003 et au 30 juin 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les semestres terminés les 31 décembre 2003 et 2002 et les états financiers annuels vérifiés d'Arrow Drilling Inc. au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 3 mars 2004 (le *prospectus de mars*);

i) les états financiers vérifiés de Bear Drilling Ltd. au 30 avril 2003, au 30 avril 2002 et au 30 avril 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

j) le bilan non vérifié de Saturn Drilling Inc. au 28 février 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les périodes de neuf mois terminées le 28 février 2003 et le 28 février 2002 et les états financiers annuels vérifiés de Saturn Drilling Inc. au 31 mai 2002 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars.

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du présent placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports de changements importants (sauf les rapports de changements importants confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'entend pas mettre à jour ces énoncés prospectifs et n'assume aucune obligation de ce faire.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company, en sa version modifiée avec prise d'effet le 31 décembre 2003 (collectivement, l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie et d'un montant en capital global de 107 082 402,90 $ (les *billets*). Les activités de la Fiducie, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolières et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte actuellement un total de 31 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée. Le 11 mars 2004, les statuts de Trinidad ont de nouveau été modifiés pour permettre l'émission, en séries, d'actions échangeables (les *actions échangeables*).

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action ordinaire, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Le 10 mars 2004, Trinidad a constitué en société Trinidad Exchange Corp. (*Trinidad ExchangeCo*), filiale en propriété exclusive, aux termes de l'ABCA. Trinidad ExchangeCo a été constituée aux fins de faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exerce pas d'activités autres que celles qui se rapportent aux actions échangeables.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta), des bureaux administratifs et une cours d'exploitation à Calgary (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris la filiale importante de la Fiducie, ainsi que le mouvement des flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :


Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie de la Fiducie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie de la Fiducie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces devraient être versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

(4) Ne tient pas compte de la constitution de Trinidad ExchangeCo. Voir « Trinidad Energy Services Income Trust – Trinidad Drilling Ltd. ». Ne tient pas compte de la constitution de ManagementCo (définie dans les présentes). Voir « Acquisition d'actifs de Wilson Drilling Ltd. – Convention de gestion modifiée et mise à jour ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description générale et évolution des activités de Trinidad » dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition Wilson) se détaille comme suit :

N° de l'installation	Type	Fabricant	Profondeur (calculée en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-500	2 800
4	Double lourde	Rigmaster P-500	2 800
5	Triple	Unit 15 TMS	2 500
6	Simple	Failing 2500	1 000
7	Simple	Failing 3500	1 250
8	Rng III simple	Rigmaster P-300	1 800
9	Rng III simple	Rigmaster P-300	1 800
10	Rng III simple	Rigmaster P-300	1 800
11	Rng III simple	Rigmaster P-300	1 800
12	Rng III simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000

N° de l'installation	Type	Fabricant	Profondeur (calculée en mètres)
15	Triple	Rigmaster P-850	3 500
16	Double lourde	Mastco	3 200
17	Double lourde	Mastco	3 600
18	Double lourde	Hyduke	3 300
19	Double lourde	Dreco	3 500
20	Triple	Mastco	5 500
21	Triple	Mastco	4 200
22	Double lourde	Rigmaster	3 500
23	Double lourde	Rigmaster	3 500
24	Double	Superior 300	1 700
25	Simple	Gardner Denver	1 300
26	Simple	Rigmaster	1 300
27	Double	Superior 300	1 800
28	Double	Rigmaster	2 300
29	Double	Ideco	2 000
30	Simple	Ideco	1 300
31	Double	Rigmaster	2 600

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Type	Fabricant	Profondeur (calculée en mètres)
1	Double/simple	Cardwell/Mainland	1 500
2	Double/simple	Cardwell/Mainland	1 500
3	Simple/simple	Uniflex	800
4	Double/simple	Cardwell/Mainland	1 500
5	Double/simple	Franks	2 000
6	Simple/simple	Franks	1 200
7	Double/simple	Sky Top/Brewster	2 000
8	Double/simple	Cooper	1 500

FAITS RÉCENTS

Acquisition d'actifs de Wilson Drilling Ltd.

Convention d'achat d'actifs

Le 8 juillet 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Wilson Drilling Ltd. (*Wilson*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs de Wilson, soit quatre installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage (l'*acquisition Wilson*).

Le prix d'achat (le *prix d'achat*) qui sera versé à Wilson aux termes de la convention d'achat d'actifs est de 32 000 000 $ (dont 30 000 000 $ sont attribués aux installations de forage et 2 000 000 $ sont attribués au matériel connexe), payable à raison de 19 200 000 $ en espèces (la *tranche en espèces*) et le solde étant payable par l'émission d'actions échangeables de série B du capital de Trinidad (les *actions échangeables de série B*) ayant une valeur totale réputée de 12 800 000 $, qui posséderont essentiellement les attributs décrits sous la rubrique « Description des actions échangeables de série B ». Chaque action échangeable de série B sera initialement échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) (le *ratio d'échange*) pendant cinq ans à compter de la date d'émission. Les actions échangeables de série B ne donnent pas droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions versées par la Fiducie avant l'échange des actions échangeables de série B. À la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Wilson*), 3 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques de Wilson, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Wilson, Trinidad disposera de 30 jours pour inspecter ces actifs et sera remboursée sur ces 3 000 000 $

de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 3 000 000 $ sera payé à Wilson.

Les actions échangeables de série B seront émises au prix de 7,80 $ l'action échangeable de série B.

La convention d'achat d'actifs contient les déclarations et garanties des parties qui sont habituelles pour des opérations de cette nature et qui continueront de produire leurs effets pendant 12 mois à compter de la date de la clôture de l'opération Wilson. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature, Wilson étant donc tenue d'exercer ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Wilson. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par Wilson à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 200 000 $, et seuls les montants qui, au total, sont supérieurs à 200 000 $ feront l'objet d'une indemnisation. La responsabilité totale d'une partie aux termes de la convention d'achat d'actifs ne sera jamais supérieure au prix d'achat.

Le produit net tiré du présent placement sera affecté à la tranche en espèces du prix d'achat. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Emploi du produit ». La clôture de l'acquisition Wilson est également assujettie au respect des conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite de sa vérification diligente de Wilson, (ii) la capacité de Wilson de céder ses actifs à Trinidad libres et francs de toute sûreté ou autres charges et (iii) la réception des approbations nécessaires de la TSX et des autorités en valeurs mobilières compétentes. En outre, la clôture de l'opération Wilson est conditionnelle à la signature et à la livraison de la convention de gestion (définie aux présentes). Voir « Acquisition d'actifs de Wilson Drilling Ltd. – Convention de gestion modifiée et mise à jour ».

À titre de condition supplémentaire de l'acquisition Wilson, il est prévu que Wilson, ses actionnaires, ses administrateurs et ses dirigeants concluent avec Trinidad des conventions de non-concurrence aux termes desquelles chacun s'engagera à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Wilson, sous réserve de certaines exceptions qui permettraient à certaines parties de continuer leurs activités à titre d'administrateurs, d'actionnaires ou d'employés de sociétés se livrant à des activités analogues à celles de Trinidad.

Trinidad a convenu d'offrir un emploi à tous les employés actuels de Wilson, et le président de Wilson a convenu de conclure avec Trinidad un contrat d'emploi pour non membre de la haute direction, aux termes duquel il aidera Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Wilson.

Incidence des actifs de Wilson sur l'exploitation de la Fiducie

Les actifs qui seront acquis de Wilson aux termes de l'acquisition Wilson comprennent quatre installations de forage (deux installations de forage doubles atteignant des profondeurs maximales de 3 500 mètres et deux installations de forage triples atteignant des profondeurs maximales de 4 700 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage.

Le parc d'installations de forage de Wilson se détaille comme suit :

Nº de l'installation	Profondeur	Fabricant
1	3 500 mètres	Alco
2	4 700 mètres	Continental Emsco
3	3 000 mètres	Mastco
4	4 000 mètres	Jayco

Pour Trinidad, l'acquisition Wison se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Wilson élargira la clientèle actuelle de Trinidad pour y inclure des sociétés de production et d'exploration pétrolières et gazières intégrées et

intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. Grâce à l'ajout des installations de Wilson, Trinidad s'attend à connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Wilson permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations de Wilson moyennant des augmentations minimes de ses frais généraux et administratifs actuels.

Convention de gestion modifiée et mise à jour

Shehtah-Wilson Drilling Partnership (la *société en nom collectif*), société en nom collectif constituée sous le régime des lois de l'Alberta et dont les associés sont Wilson et Paramount Resources Ltd. (*Paramount*), fournit des services de forage de champs de pétrole. La société en nom collectif loue actuellement deux installations de forage d'un tiers aux fins de fournir les services de forage de champs de pétrole. Wilson et la société en nom collectif sont actuellement parties à une convention de gestion en date du 30 novembre 2001 aux termes de laquelle Wilson fournit certains services de gestion et de soutien à la société en nom collectif. En même temps que l'acquisition Wilson et à titre de condition de celle-ci, la convention de gestion existante sera cédée sans condition à une filiale en propriété exclusive de Trinidad (*ManagementCo*) qui sera constituée en société aux termes de l'ABCA et Trinidad, Wilson, Paramount et ManagementCo concluront une convention de gestion modifiée et mise à jour (la *convention de gestion*) prévoyant la prestation par ManagementCo de divers services de gestion, d'administration, d'exploitation et de soutien à l'égard de services de forage de champs de pétrole fournis par la société en nom collectif.

Conformément à la convention de gestion, ManagementCo recevra des frais de gestion mensuels correspondant à 5 % du produit d'exploitation brut de la société en nom collectif pour le mois en cause, le remboursement mensuel de tous les frais directs qu'elle engage et le versement mensuel des frais généraux et administratifs estimatifs. La convention de gestion sera en vigueur jusqu'à la première des éventualités suivantes, à savoir : (i) la résiliation du bail de matériel entre la société en nom collectif et Shehtah Drilling Limited, (ii) l'anniversaire de la date de prise d'effet de la convention de gestion (à compter du deuxième anniversaire) à condition que la société en nom collectif donne à ManagementCo un avis de son intention de résilier la convention de gestion au moins trois mois avant cette date d'anniversaire et (iii) la survenance de certains événements, y compris une faillite, une liquidation ou un manquement aux obligations importantes d'une partie qui n'est pas corrigé par la suite. Trinidad deviendra partie à la convention de gestion à la seule fin d'assurer que ManagementCo fournit tous les services qu'elle doit fournir selon les conditions énoncées dans la convention de gestion.

La Fiducie ne croit pas que les activités de la société en nom collectif et les obligations de ManagementCo aux termes de la convention de gestion auront un effet important sur l'entreprise et les activités de la Fiducie et de Trinidad.

Augmentation des distributions

Le 8 juillet 2004, la Fiducie a annoncé que, sous réserve de la clôture de l'opération Wilson, elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé par la Fiducie le 15 août 2004 aux porteurs de parts inscrits le 30 juillet 2004. Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront le droit de recevoir la distribution qui devrait être versée le 15 août 2004. Voir « Politique de distribution ».

Acquisition Arrow

Le 15 mars 2004, Trinidad a réalisé l'acquisition Arrow pour une contrepartie en espèces d'environ 26 000 000 $ et l'émission de 2 307 692 actions de la série initiale des actions échangeables de Trinidad (les *actions échangeables, série initiale*), au prix de 7,80 $ l'action échangeable, série initiale. Chaque action échangeable, série initiale, est échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 15 mars 2004. Les actions échangeables, série initiale, ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série initiale, est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série initiale. Les actifs acquis d'Arrow aux termes de l'acquisition Arrow comprennent cinq installations doubles de forage (ayant une profondeur calculée de 2 600 mètres), trois installations triples de forage

(ayant une profondeur calculée de 1 400 mètres), des tiges de forage et des pièces de rechange. La notice annuelle intégrée par renvoi aux présentes contient des renseignements supplémentaires concernant l'effet de l'acquisition Arrow sur les résultats d'exploitation de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 31 mai 2004, compte tenu et compte non tenu du placement et de l'acquisition de Wilson :

	En cours au 31 décembre 2003	En cours au 31 mai 2004	En cours au 31 mai 2004, compte tenu du placement et de l'acquisition de Wilson [1) 2)]
Dette à long terme [3)]	42 209 522 $	42 295 631 $	38 495 626 $
Capital des porteurs de parts	79 093 121 $ (27 949 881 parts de fiducie)	110 721 549 $ (32 314 672 parts de fiducie)	133 871 554 $ (35 519 801 parts de fiducie)
Actions échangeables, série initiale [4)]	Néant	17 999 998 $ (2 307 692 actions échangeables, série initiale)	17 999 998 $ (2 307 692 actions échangeables, série initiale)
Actions échangeables, série B [5)]	Néant	Néant	12 800 000 $ ([1 641 026] actions échangeables, série B)

Notes :

1) En supposant l'émission de 3 205 129 parts de fiducie en contrepartie globale de 25 000 006 $, moins la rémunération des preneurs fermes de 1 250 000 $ et les frais de placement estimatifs de 750 000 $, pour un produit net du placement de quelque 23 000 006 $. Si l'option est exercée en entier, la Fiducie émettra 3 455 129 parts de fiducie en contrepartie globale de 26 950 006 $, moins la rémunération des preneurs fermes de 1 347 500 $ et les frais estimatifs du présent placement de 750 000 $, pour un produit net estimatif de 24 852 506 $ découlant du présent placement. Se reporter à la rubrique « Mode de placement ».

2) Au 31 mars 2004, 236 100 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,58 $ et 2,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'en mai 2007. Au 31 mars 2004, 2 273 951 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 8,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'en mars 2009.

3) GE Canada Equipment Financing G.P. (« **GE Canada** ») a consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003 et d'un second accord modificateur daté du 20 février 2004 (collectivement, le « **contrat d'emprunt** »). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable de 65 000 000 $, sur laquelle Trinidad avait prélevé environ 42,3 millions de dollars au 31 mai 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage prescrit. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par GE Canada sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le « **contrat de garantie** »), aux termes duquel Trinidad a accordé à GE Canada une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la « **facilité de crédit d'exploitation** ») de 15 000 000 $ datée du 15 octobre 2003 qui a été consentie par une banque canadienne (le « **prêteur** »), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre GE Canada et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003 entre GE Canada, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et GE Canada obtient une charge de premier rang sur tous les autres biens meubles de Trinidad. La tranche du produit net du présent placement qui sera supérieure au montant nécessaire pour conclure l'acquisition de Wilson, laquelle devrait se chiffrer à 3 800 006 $ ou 5 652 506 $ si l'option est exercée en entier, sera utilisée par Trinidad pour réduire son endettement en vertu du contrat d'emprunt. Se reporter à la rubrique « Emploi du produit ».

4) Les actions échangeables, série initiale ont été émises à l'acquisition d'Arrow. Au 15 mai 2004, les actions échangeables, série initiale, sont convertibles en parts de fiducie à raison de une action échangeable pour 1,01390 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série initiale, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables » de la notice annuelle, à l'exception que le droit de rachat lié à un « Opération de contrôle de Trinidad Drilling » (tel que ce terme est décrit dans la notice annuelle) a été retiré de la convention d'actionnaires conclue relativement à l'acquisition d'Arrow et intégré dans les dispositions relatives aux actions échangeables, série initiale. Il y a une part spéciale comportant droit de vote en circulation qui au départ représentait un nombre maximal de 2 307 692 votes lors des assemblées des porteurs de parts. Cette part est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables – Convention d'échange et de vote fiduciaire » de la notice annuelle.

5) Au moment de la clôture de l'acquisition de Wilson, les actions échangeables, série B seront convertibles en parts de fiducie conformément au ratio d'échange. Par la suite, le ratio d'échange augmentera au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série B. Se reporter à la rubrique « Description des actions échangeables, série B ». Il y aura une part spéciale avec droit de vote (telle que définie dans le présent prospectus) émise aux fiduciaires des actions échangeables (tel que ce terme est défini dans le présent prospectus) liée à l'émission des actions échangeables de série B qui au départ représentait un total maximal de 1 641 026 votes lors des assemblées des porteurs de parts et qui est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série B. Se reporter aux rubriques « Actions échangeables, série B – Caractéristiques des actions échangeables, série B – Convention d'échange et de vote fiduciaire ».

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant présente les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

	Fourchette des cours ($)		
Période	**Haut**	**Bas**	**Volume des négociations**
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[(1)]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Quatrième trimestre	6,99	4,60	4 549 897
2004			
Premier trimestre	8,90	6,47	8 095 366
Deuxième trimestre	8,44	7,18	4 846 721

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 7 juillet 2004, soit le dernier jour de négociation avant l'annonce du présent placement et de l'acquisition Wilson, le cours de clôture des parts de fiducie à la TSX s'élevait à 7,71 $ et, le 9 juillet 2004, le cours de clôture s'élevait à 7,81 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 750 000 $, et de la rémunération des preneurs fermes, qui s'élève à 1 250 000 $, sera de 23 000 006 et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 750 000 $, et de la rémunération des preneurs fermes, qui s'élève à 1 347 500 $, sera de 24 852 506 $.

La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Ltd. ».

Le produit net tiré du présent placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera une partie de ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Wilson et utilisera le solde des fonds de souscription pour réduire sa dette aux termes de la convention de prêt. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. », « Relation entre la Fiducie et un certain preneur ferme » et « Structure du capital consolidé ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 12 juillet 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes

ont convenu d'acheter pour leur propre compte, chacun pour une part déterminée, le 27 juillet 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*), mais quoi qu'il en soit au plus tard le 6 août 2004, 3 205 129 parts de fiducie au total, au prix de 7,80 $ par part de fiducie, pour une contrepartie totale de 25 000 006 $ payable à la Fiducie à la livraison des parts de fiducie. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » et « Emploi du produit ». Dans le cadre du présent placement, la Fiducie payera aux preneurs fermes une rémunération de 0,39 $ par part de fiducie, soit une rémunération globale de 1 250 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie pouvant être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 26 950 006 $, à 1 347 500 $ et à 25 602 506 $ respectivement.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré à la survenance de certains événements. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, mais n'y sont pas tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

Trinidad a, pour le compte de la Fiducie, demandé l'inscription des parts de fiducie placées aux termes du présent prospectus simplifié à la cote de la TSX. L'inscription sera assujettie au respect par la Fiducie de toutes les exigences d'inscription de la TSX.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou d'annoncer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, ni à des actions échangeables ou aux parts de fiducie sous-jacentes à ces actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été ni ne seront enregistrées aux termes de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens du *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État.

En outre, pendant les 40 jours suivant le début du présent placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 30 juin 2004, il y avait 32 347 563 parts de fiducie et une part à droit de vote spécial émises et en circulation.

Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie réagira à diverses situations du marché, y compris les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts de fiducie.

Pour obtenir des renseignements supplémentaires sur les parts de fiducie, y compris sur la responsabilité limitée des porteurs de parts, les restrictions pour les porteurs de parts non-résidents, le droit de rachat au gré du porteur de parts, les assemblées des porteurs de parts et les modifications de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » aux pages 6 à 14, inclusivement, de la notice annuelle.

DESCRIPTION DES ACTIONS ÉCHANGEABLES DE SÉRIE B

Immédiatement avant la clôture de l'opération Wilson, Trinidad déposera des clauses modificatrices qui prévoiront l'émission des actions échangeables de série B. À la clôture de l'opération Wilson, les documents supplémentaires suivants seront signés :

a) une convention d'échange et de vote fiduciaire (la *convention d'échange et de vote fiduciaire*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*);

b) une convention de soutien (la *convention de soutien*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et le fiduciaire relatif aux actions échangeables;

c) une convention entre actionnaires (la *convention entre actionnaires*) conclue par Trinidad et Wilson en sa qualité de porteur des actions échangeables de série B,

les dispositions des actions échangeables de série B, la convention d'échange et de vote fiduciaire, la convention de soutien et la convention entre actionnaires étant collectivement appelées les *documents relatifs aux actions échangeables de série B*.

Les actions échangeables de série B ne seront pas inscrites à la cote de la TSX ou d'une autre bourse.

Les attributs des actions échangeables de série B, sauf le ratio d'échange courant, sont essentiellement les mêmes que ceux des actions échangeables, série initiale, et les conditions des documents relatifs aux actions échangeables de série B sont essentiellement les mêmes que celles des documents correspondants pour les actions échangeables, série initiale, lesquels attributs et documents sont décrits en détail sous la rubrique « Description générale de la structure du capital – Les actions échangeables » aux pages 27 à 36 inclusivement de la notice annuelle.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit verser aux porteurs de parts des distributions mensuelles en espèces, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a fixé les distributions de la Fiducie à environ 0,66 $ la part de fiducie par année, soit environ 0,055 $ la part de fiducie par mois. Toutefois, le 8 juillet 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'opération Wilson, elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé par la Fiducie le 15 août 2004 aux porteurs de parts inscrits le 30 juillet 2004. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie de la Fiducie annuels prévus. Toutefois, le montant réel des distributions payées par la Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et de la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé ou déclaré payables les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2002 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $[(1)]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $
15 mars	0,045 $
15 avril	0,055 $
15 mai	0,055 $
15 juin	0,055 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

(2) Le 16 juin 2004, la Fiducie a déclaré une distribution en espèces de 0,055 $ pour le mois de juin 2004, qui sera payée le 15 juillet 2004 aux porteurs de parts inscrits le 30 juin 2004.

Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront droit à la distribution qui devrait être versée le 15 août 2004.

Les paiements de distributions antérieurs présentés ci-dessus ne sont pas garants des paiements de distributions futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidé » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 mai 2004, Trinidad n'avait pas de dette impayée aux termes de la facilité de crédit d'exploitation. Trinidad respecte toutes les conditions importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des conditions du placement ont eu lieu par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. La banque membre du groupe de Valeurs mobilières TD Inc. n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses conditions. Par suite du présent placement, Valeurs mobilières TD Inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (les *régimes exonérés*) et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

Il n'est pas certain que la Fiducie constituerait une « fiducie de revenu d'entreprise » ou que les parts de fiducie constitueraient un « bien de placement restreint » comme il est décrit dans les modifications proposées à la LIR annoncées par le ministre des Finances (Canada) dans le budget fédéral canadien présenté à la Chambre des communes le 23 mars 2004 (le *budget*). Aux termes des propositions du budget, certains investisseurs, y compris les fonds enregistrés de pension ou les régimes de pension agréés et les sociétés de gestion de pension, mais non les régimes exonérés, seront tenus à un impôt de pénalité à compter de 2005 à l'égard de leurs avoirs de biens de placement restreints et de parts de fiducies de revenu d'entreprise au-delà des limites décrites dans les propositions du budget. Le 18 mai 2004, le ministre des Finances (Canada) a annoncé que cette proposition du budget sera suspendue jusqu'à une consultation et un examen supplémentaires. Voir « Incidences fiscales fédérales canadiennes ».

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées résider au Canada, détiendront les parts de fiducie à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie pourraient par ailleurs ne pas être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement avant la date des présentes et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf indication expresse des présentes, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

La proposition du budget visant à appliquer un impôt sur le placement d'un régime de pension agréé dans des parts de fiducie au-delà de certaines limites, à moins que 90 % ou plus de la juste valeur marchande des biens de la fiducie donnée ne soient attribuables notamment à des biens immeubles, a été suspendue par le ministre des Finances (Canada) le 18 mai 2004 jusqu'à une consultation et un examen supplémentaires. En outre, le budget propose d'apporter des modifications à la LIR qui assujettiraient des personnes qui ne sont pas résidents (ou réputés être résidents) du Canada à un impôt à l'égard de certaines distributions versées par des fiducies de fonds commun de placement qui ne sont pas actuellement assujetties à l'impôt au Canada. Il n'est pas certain que ces propositions, si elles sont adoptées, entraîneront des incidences fiscales pour les porteurs de parts sensiblement différentes de celles énoncées aux présentes. Les porteurs de parts éventuels qui sont des régimes de pension agréés ou qui ne sont pas résidents (ou réputés être résidents) du Canada devraient consulter leurs propres conseillers fiscaux concernant les incidences fiscales qui s'appliquent à leur situation particulière.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les attributions appropriées, tous les dividendes qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les attributions appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix

de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des investissements ou des billets de rachat, ou les deux, sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande de ces investissements et billets de rachat. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains en capital imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque qui suivent.

Modification de la loi

Le budget comprend également plusieurs propositions qui visent spécifiquement le traitement fiscal de certains porteurs de parts exonérés d'impôt de certaines fiducies de revenu. Après 2004, un impôt de pénalité est proposé pour certaines entités canadiennes exonérées d'impôt, comme les régimes de pension agréés, qui détiennent un nombre excédentaire de parts ou de titres de créance de « fiducies de revenu d'entreprise ». De manière générale, les restrictions limitent le montant total de ces avoirs à 1 % du coût de tous les biens de l'entité et limitent les avoirs de ces entités (ainsi que des entités avec lesquelles elles ne transigent pas sans lien de dépendance) à 5 % de la juste

valeur marchande totale de toute catégorie de parts d'une fiducie donnée. Ces propositions ne s'appliquent pas aux régimes exonérés. Il n'est pas certain, aux fins de ces règles, que la Fiducie sera considérée une « fiducie de revenu d'entreprise » à laquelle ces restrictions s'appliqueront. Le ministre des Finances (Canada) a annoncé le 18 mai 2004 que cette proposition était suspendue jusqu'à une consultation et un examen supplémentaires. Rien ne garantit que cette suspension sera permanente ou, subsidiairement, que ces restrictions sur les « fiducies de revenu d'entreprise » s'appliqueront en leur version annoncée auparavant ou en une version modifiée.

Risques associés à l'acquisition Wilson

Trinidad a convenu d'acquérir la quasi-totalité des actifs de Wilson grâce à l'acquisition Wilson afin d'affermir sa position dans le secteur des services de forage et de créer la possibilité de réaliser certains avantages. La réalisation des avantages de l'acquisition Wilson dépendra en partie de la réussite du regroupement des fonctions et de l'intégration des opérations, des procédures et du personnel d'une manière efficace et dans un délai opportun ainsi que de la capacité de Trinidad de profiter des possibilités accrues de croissance et de synergie que présente l'intégration des actifs de Wilson à ses opérations existantes.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) fait fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l., est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2003 et 2002, et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 16 mars 2004.

Comptables agréés

Calgary (Alberta)
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (« **Saturn** ») portant sur le bilan de Saturn au 31 mai 2002, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

Comptables agréés

Calgary (Alberta)
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «**Fiducie**») daté du • 2004 relatif à l'émission et à la vente de 3 205 129 parts de fiducie (le «**prospectus**») se rapportant à l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs d'Arrow Drilling Inc. («**Arrow**»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires d'Arrow portant sur les bilans aux 30 juin 2003, 2002 et 2001, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée les 30 juin 2003, 2002 et 2001. Notre rapport est daté du 25 juillet 2003.

Comptables agréés

Calgary, Canada
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «**Fiducie**») daté du • 2004 relatif à l'émission et à la vente de 3 205 129 parts de fiducie (le «**prospectus**») se rapportant à l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs de Wilson Drilling Ltd.. («**Wilson**»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de Wilson portant sur le bilan aux 31 décembre 2003, et sur les états des résultats, des bénéfices non répartis et des flux de trésorerie pour l'exercice terminé le 31 décembre 2003. Notre rapport est daté du 19 mars 2004.

Comptables agréés

Calgary, Canada
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (« **Bear** ») portant sur le bilan de Bear aux 30 avril 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

Comptables agréés

Edmonton (Alberta)
Le • 2004

ÉTATS FINANCIERS

1. États financiers consolidés pro forma de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date

2. États financiers consolidés pro forma de la Fiducie pour la période de douze mois terminée le 31 décembre 2003

Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
31 mars 2004 et 31 décembre 2003

Le • juillet 2004

Rapport sur la compilation

Au fiduciaire de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 31 mars 2004 et les états consolidés pro forma non vérifiés des résultats du trimestre terminé le 31 mars 2004 et de l'exercice terminé le 31 décembre 2003, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 31 mars 2004 ainsi que du trimestre terminé à cette date et avec ceux des états financiers consolidés vérifiés de la Fiducie de l'exercice terminé le 31 décembre 2003, respectivement, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. de la période du 1er janvier 2003 au 9 avril 2003, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Inc. du semestre terminé le 30 juin 2003, et nous avons constaté qu'ils concordaient.
4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. de la période du 1er janvier 2004 au 14 mars 2004, et avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. de l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
5. Nous avons comparé les chiffres des colonnes portant l'en-tête « Wilson » avec ceux des états financiers non vérifiés de Wilson Drilling Ltd. au 31 mars 2004 et du trimestre terminé à cette date et avec ceux des états financiers vérifiés de Wilson Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
6. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux des lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;
b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

7. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

8. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad » et « Wilson » au 31 mars 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Arrow » et « Wilson » du trimestre terminé le 31 mars 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Arrow et Wilson » étaient arithmétiquement exacts.

10. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear », « Arrow » et « Wilson » de l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Bear, Saturn, Arrow et Wilson » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust

Bilan consolidé pro forma

(non vérifié)

31 mars 2004

(en milliers de dollars)

	Trinidad 31 mars 2004 $	Wilson 31 mars 2004 $	Ajustements pro forma $	Notes	Chiffres pro forma 31 mars 2004 $
Actif					
Actif à court terme					
Encaisse	5 114	524	3 276		8 914
Comptes débiteurs	29 767	4 475	(4 475)		29 767
Charges payées d'avance	586	105	(105)		586
	35 467	5 104	-		39 267
Immobilisations					
Immobilisations corporelles	159 175	14 691	17 309	2 f)	191 175
Autres actifs	-	525	(525)		-
Écart d'acquisition	6 192	-	3 614	2 f)	9 806
Frais de financement reportés	827	115	(115)		827
	201 661	20 435	18 979		241 075
Passif					
Passif à court terme					
Comptes créditeurs	10 098	5 371	(5 371)		10 098
Distributions cumulées de la Fiducie	1 775	-	-		1 775
Partie à court terme de la dette à long terme	9 668	2 290	(2 290)		9 668
	21 541	7 661	-		21 541
Dette à long terme	32 527	6 374	(6 374)		32 527
Prêt consenti par un actionnaire	-	3 320	(3 320)		-
Impôts sur les bénéfices futurs	12 857	1 471	2 143		16 471
	66 925	18 826	(15 212)		70 539
Capitaux propres					
Capital des porteurs de parts	110 592	1	22 999	2 f)	133 592
Actions échangeables	18 000	-	12 800	2 f)	30 800
Surplus d'apport	5 143	-	-		5 143
Bénéfices non répartis	1 001	1 608	(1 608)		1 001
	134 736	1 609	34 191		170 536
	201 661	20 435	18 979		241 075

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié)

Période terminée le 31 décembre 2003

(en milliers de dollars)

	Trinidad Période de douze mois terminée le 31 décembre 2003 $	Saturn Du 1er janvier 2003 au 9 avril 2003 $	Bear Du 1er janvier 2003 au 30 juin 2003 $	Arrow Période de douze mois terminée le 31 décembre 2003 $	Wilson Période de douze mois terminée le 31 décembre 2003 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn, Arrow et Wilson Chiffres pro forma de la période de douze mois $
Produits								
Produits d'exploitation	62 338	3 759	12 624	28 086	11 580	870	2 h)	119 257
Charges								
Charges d'exploitation	38 498	1 842	7 400	19 086	6 609	600	2 h)	74 035
Marge d'exploitation	23 840	1 917	5 224	9 000	4 971	270		45 222
Frais généraux et frais d'administration	5 502	150	309	1 408	643	39	2 h)	8 051
Rémunération à base de parts	3 427	-	-	-	-	-		3 427
Pertes sur les placements	-	-	-	-	1 969	(1 969)	2 b)	-
Primes aux cadres	-	-	709	4 000	-	(4 709)	2 a)	-
BAIIA[1]	14 911	1 767	4 206	3 592	2 359	6 909		33 744
Amortissement	5 825	231	1 419	1 362	1 814	1 972	2 c)	12 623
(Gain) perte à la cession d'actifs	-	(8)	11	(25)	39	-		17
Intérêts débiteurs (créditeurs)	2 265	(6)	445	(17)	673	238	2 d)	3 598
Bénéfice (perte) avant impôts	6 821	1 550	2 331	2 272	(167)	4 699		17 506
Impôts sur les bénéfices								
Impôts exigibles	336	571	604	898	667	(2 510)	2 e)	566
Impôts futurs	1 886	(3)	260	6	(17)	4 337	2 e)	6 469
	2 222	568	864	904	650	1 827		7 035
Bénéfice net	4 599	982	1 467	1 368	(817)	2 872		10 471

1) Le BAIIA désigne le bénéfice avant les intérêts, les impôts, l'amortissement et le gain ou la perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié)

Trimestre terminé le 31 mars 2004

(en milliers de dollars)

	Trinidad Trimestre terminé le 31 mars 2004 $	Arrow Du 1er janvier 2004 au 14 mars 2004 $	Wilson Trimestre terminé le 31 mars 2004 $	Ajustements pro forma $	Notes	Trinidad, Arrow et Wilson Chiffres pro forma du trimestre $
Produits						
Produits d'exploitation	32 220	8 352	3 855	-		44 427
Charges						
Charges d'exploitation	18 064	4 103	2 277	-		24 444
Marge d'exploitation	14 156	4 249	1 578	-		19 983
Frais généraux et frais d'administration	2 076	1 256	315	-		3 647
Rémunérations à base de parts	2 557	-	-	-		2 557
BAIIA[1]	9 523	2 993	1 263	-		13 779
Amortissement	3 026	283	463	598	2 c)	4 370
(Gain) perte à la cession d'actifs	-	(5)	92	-		87
Intérêts débiteurs (créditeurs)	720	(10)	199	-		909
Bénéfice (perte) avant impôts	5 777	2 725	509	(598)		8 413
Impôts sur les bénéfices						
Impôts exigibles	161	974	199	(1 130)	2 e)	204
Impôts futurs	1 617	(40)	(56)	967	2 e)	2 488
	1 778	934	143	(163)		2 692
Bénéfice net (perte)	3 999	1 791	366	(435)		5 721

1) Le BAIIA désigne le bénéfice avant les intérêts, les impôts, l'amortissement et le gain ou la perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

(en milliers de dollars)

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états financiers pro forma ») ont été préparés pour rendre compte de l'acquisition de certains actifs de Wilson Drilling Ltd. (« Wilson »), de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés du 31 mars 2004 ont été dressés à partir des états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 31 mars 2004 et pour le trimestre terminé à cette date; des états financiers non vérifiés d'Arrow pour la période du 1er janvier 2004 au 14 mars 2004 et des états financiers non vérifiés de Wilson au 31 mars 2004 et pour le trimestre terminé à cette date. Les états financiers consolidés pro forma non vérifiés au 31 décembre 2003 ont été dressés à partir des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003, des états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003, des états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003, des états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2003 et des états financiers vérifiés de Wilson pour l'exercice terminé le 31 décembre 2003.

Les états financiers pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été préparé pour rendre compte de l'acquisition de certains actifs de Wilson décrite à la note 2 comme si elle avait eu lieu le 31 mars 2004. Les états consolidés pro forma non vérifiés des résultats ont été préparés pour rendre compte des acquisitions décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2003. Ces états financiers pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements pris en compte dans les présentes avaient eu lieu aux dates indiquées, ni des résultats qui pourraient être obtenus ultérieurement.

Les conventions comptables utilisées pour la préparation des états financiers pro forma sont conformes aux conventions utilisées pour la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003.

Les états financiers pro forma doivent être lus en parallèle avec les états financiers consolidés historiques de Trinidad pour l'exercice terminé le 31 décembre 2003 et les notes y afférentes. De l'avis de la direction, les états financiers pro forma comprennent tous les ajustements nécessaires pour rendre compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie sous le régime des lois de la province d'Alberta en vertu d'un acte de fiducie daté du 1er août 2002.

(en milliers de dollars)

2. Hypothèses et ajustements pro forma

Les états financiers pro forma rendent compte des hypothèses et des ajustements suivants :

a) Les primes ont diminué des montants décrits dans le tableau suivant afin d'éliminer l'attribution de primes aux cadres.

	31 mars 2004 $	**31 décembre 2003 $**
Bear	-	(709)
Arrow	-	(4 000)
	-	(4 709)

b) La perte sur les placements a diminué, comme il est décrit dans le tableau suivant, pour éliminer les pertes subies par les filiales détenues par Wilson qui n'ont pas été achetées dans le cadre de cette acquisition

	31 mars 2004 $	**31 décembre 2003 $**
Wilson	-	(1 969)
	-	(1 969)

c) L'amortissement a varié des montants présentés dans le tableau suivant par suite du passage à la méthode de l'amortissement proportionnel au rendement pour Saturn, Bear, Arrow et Wilson, conformément à la convention comptable adoptée par Trinidad à l'égard des immobilisations, et de l'augmentation des frais d'acquisition.

	31 mars 2004 $	**31 décembre 2003 $**
Wilson	200	447
Arrow	398	1 377
Saturn	-	164
Bear	-	(16)
	598	1 972

d) Au cours de l'exercice 2004, Trinidad a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 65,0 millions de dollars détenue par G.E. Capital. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 5,9 millions de dollars pour financer l'acquisition de Saturn. Trinidad a accès à un prélèvement supplémentaire d'approximativement 16,5 millions de dollars pour financer l'acquisition de Bear. Le montant des intérêts débiteurs a été augmenté comme suit pour tenir compte de l'augmentation de la dette comme si elle avait été engagée le 1er janvier 2003 :

	31 mars 2004 $	31 décembre 2003 $
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	-	104
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	-	134
	-	238

(en milliers de dollars)

e) La charge d'impôts sur les bénéfices de l'exercice a été comptabilisée comme suit :

	31 mars 2004 $	31 décembre 2003 $
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	-	10
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	-	(571)
	-	(561)
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	-	47
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	-	(604)
	-	(557)
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	25	101
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(974)	(898)
	(949)	(797)
Wilson		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Wilson	18	72
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(199)	(667)
	(181)	(595)
	-	(2 510)

Les impôts en espèces supplémentaires qui seraient par ailleurs payables par suite des ajustements pro forma visant les résultats sont présumés être éliminés au moyen des déductions fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins fiscales.

(en milliers de dollars)

La charge d'impôts sur les bénéfices futurs a été ajustée, au taux d'imposition prévu par la loi, pour tenir compte de l'incidence des impôts sur les ajustements pro forma visant les résultats comme suit :

	31 mars 2004 $	31 décembre 2003 $
Wilson	130	1 191
Arrow	837	1 800
Saturn	-	473
Bear	-	873
	967	4 337

f) La répartition du prix d'achat de Wilson s'établit comme suit :

	$
Immobilisations	32 000
Écart d'acquisition	3 614
Impôts sur les bénéfices futurs	(3 614)
	32 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	19 200
Actions échangeables	12 800
	32 000

Le prix du présent placement s'élève à 7,80 $ par part. Les principaux actionnaires de Wilson reçoivent une part de 40 % du prix d'achat sous forme d'actions échangeables.

Les actions échangeables peuvent être converties (au gré du porteur) en parts en tout temps. Les actions échangeables seront constituées d'une nouvelle série d'actions échangeables qui ne sont pas négociées en bourse et auront un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables ne sont pas admissibles à des distributions.

(en milliers de dollars)

g) La répartition du prix d'achat d'Arrow s'établit comme suit :

	$
Immobilisations	44 671
Écart d'acquisition	6 192
Impôts sur les bénéfices futurs	(6 192)
	44 671
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	26 671
Actions échangeables	18 000
	44 671

Le 15 mars 2004, Trinidad a acquis certaines immobilisations d'Arrow.

h) La répartition du prix d'achat de Bear s'établit comme suit :

	$
Immobilisations	41 000
Financé comme suit :	
Nouveaux capitaux provenant du placement privé, déduction faite des frais d'émission	24 454
Financement par emprunt	16 546
	41 000

Les ajustements pro forma comprennent les résultats d'exploitation de Bear de la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acheté certaines immobilisations de Bear.

(en milliers de dollars)

i) La répartition du prix d'achat de Saturn s'établit comme suit :

	$
Immobilisations	16 650
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	10 860
Financement par emprunt	5 790
	16 650

Le 9 avril 2003, Trinidad a acquis certaines immobilisations de Saturn.

3 Fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance

Les fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance s'établissent comme suit pour le trimestre terminé le 31 mars 2004 et la période de douze mois terminée le 31 décembre 2003.

	31 mars 2004 $	**31 décembre 2003** $
Bénéfice net de la période	5 721	10 471
Ajouter (déduire) les éléments hors trésorerie		
Amortissement	4 370	12 623
Impôts sur les bénéfices futurs	2 488	6 469
Rémunérations à base de parts	2 557	3 427
(Gain) perte à la cession d'actifs	87	17
Fonds provenant de l'exploitation	15 223	33 007

Trinidad utilise les fonds provenant de l'exploitation pour financer les distributions aux porteurs de parts, les dépenses en immobilisations liées à la croissance et le remboursement de la dette.

Les lecteurs sont priés de noter que les fonds disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance n'ont pas de signification normalisée en vertu des PCGR; cependant, Trinidad calcule les fonds provenant de l'exploitation disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance de la même manière pour chaque période considérée. Les renseignements pro forma ne constituent pas une projection des résultats futurs. Les résultats d'exploitation réels de Trinidad de toute période varieront des montants établis dans l'analyse qui suit et cette variation pourrait être importante.

(en milliers de dollars)

4 Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été calculé en fonction du nombre de parts et d'options sur actions de Trinidad en cours au 31 mars 2004 et au 31 décembre 2003, auquel sont ajoutées les parts supplémentaires émises dans le cadre de l'acquisition de Saturn, de Bear, d'Arrow et de Wilson.

Pour la préparation des états financiers pro forma, le nombre de parts en circulation a été établi comme suit :

	31 mars 2004 $	**31 décembre 2003 $**
Nombre de parts en circulation, résultat de base, Trinidad	27 971 031	11 374 982
Parts émises dans le cadre de l'acquisition de Saturn	-	4 615 385
Parts émises dans le cadre de l'acquisition de Bear au moyen du placement privé	-	7 222 222
Parts émises dans le cadre de l'acquisition d'Arrow	4 096 154	4 096 154
Parts émises dans le cadre de l'acquisition de Wilson	3 205 128	3 205 128
Nombre de parts en circulation, résultat de base pro forma	35 272 313	30 513 871

5 Actions échangeables pro forma

Trinidad émettra 1 641 026 actions échangeables à titre de contrepartie partielle pour l'acquisition de Wilson. Les actions échangeables peuvent être converties (au gré du porteur) en tout temps en parts jusqu'à cinq ans après l'émission, en fonction du ratio d'échange qui sera ajusté chaque fois que Trinidad verse une distribution à ses porteurs de parts. Les actions échangeables seront constituées d'une nouvelle série d'actions échangeables qui ne sont pas inscrites à la cote et auront un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables ne sont pas admissibles à des distributions.

	31 mars 2004 $	**31 décembre 2003 $**
Actions échangeables, série initiale émises pour Arrow	2 307 692	2 307 692
Actions échangeables, série B qui seront émises pour Wilson	1 641 026	1 641 026
	3 948 718	3 948 718

(en milliers de dollars)

6 Résultat pro forma par part

Le résultat pro forma par part s'établit comme suit :

	31 mars 2004 $	31 décembre 2003 $
Résultat de base [1]	0,15	0,30
Résultat dilué [2]	0,14	0,30

1) Le calcul du résultat de base par part est fondé sur le nombre moyen pondéré pro forma de parts en circulation au 31 mars 2004, soit 39 221 031 (34 462 589 parts au 31 décembre 2003), qui comprend les actions échangeables pro forma.

2) Le nombre de parts utilisé pour le calcul du résultat dilué comprend 691 517 parts supplémentaires au 31 mars 2004 (275 758 le 31 décembre 2003) pour tenir compte de l'effet dilutif des droits et des options des salariés et des administrateurs , selon la méthode du rachat de parts.

ÉTATS FINANCIERS DE WILSON DRILLING LTD.

1. États financiers non vérifiés de Wilson Drilling Ltd. pour le trimestre terminé le 31 mars 2004
2. États financiers vérifiés de Wilson Drilling Ltd. au 31 décembre 2003 et pour l'exercice terminé à cette date

États financiers consolidés non vérifiés

Wilson Drilling Ltd.

31 mars 2004

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

	Au 31 mars 2004 $ (non vérifié)	Au 31 décembre 2003* $
ACTIF *[note 3]*		
Actif à court terme		
Encaisse	**523 578**	854 302
Débiteurs *[note 4]*	**4 475 189**	3 177 921
Charges payées d'avance	**105 291**	63 903
	5 104 058	4 096 126
Appareils de forage et équipement	**14 691 486**	12 121 388
Frais de développement reportés	**500 000**	500 000
Charges reportées	**114 772**	121 382
Placement	**25 000**	25 000
	20 435 316	16 863 896
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer *[note 4]*	**5 024 466**	1 478 944
Impôts sur les bénéfices à payer	**346 553**	147 133
Tranche échéant à moins d'un an de l'emprunt bancaire à terme	**1 575 000**	1 575 000
Tranche échéant à moins d'un an de l'obligation au titre de contrats de location-acquisition	**715 148**	700 060
Produits comptabilisés d'avance	—	1 503
	7 661 167	3 902 640
Prêts consentis par des apparentés *[note 4]*	**3 319 764**	3 279 411
Obligation au titre de contrats de location-acquisition	**2 002 309**	2 186 855
Emprunt bancaire à terme *[note 3]*	**4 372 385**	4 725 000
Impôts sur les bénéfices futurs	**1 471 369**	1 527 441
	11 165 827	11 718 707
Capitaux propres		
Capital social	**20**	20
Bénéfices non répartis	**1 608 302**	1 242 529
	1 608 322	1 242 549
	20 435 316	16 863 896

Voir les notes afférentes aux états financiers consolidés.

*Tiré des états financiers consolidés vérifiés de Wilson Drilling Ltd. au 31 décembre 2003.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Trimestres terminés les 31 mars
(non vérifié)

	2004 $	2003 $
Produits		
Charges liées aux appareils de forage	**3 716 673**	3 607 909
Autres	**138 551**	129 877
	3 855 224	3 737 786
Coût d'exploitation		
Exploitation des appareils de forage	**2 276 516**	1 783 020
Marge brute	**1 578 708**	1 954 766
Charges		
Amortissement	**463 173**	446 623
Intérêts	**199 317**	52 500
Charges administratives	**314 849**	206 806
Perte à la cession d'équipement	**92 248**	—
	1 069 587	705 929
Bénéfice avant impôts sur les bénéfices	**509 121**	1 248 837
Impôts sur les bénéfices		
Exigibles	**199 420**	—
Futurs	**(56 072)**	507 145
	143 348	507 145
Bénéfice net de la période	**365 773**	741 692
Bénéfices non répartis au début de la période	**1 242 529**	2 059 603
Bénéfices non répartis à la fin de la période	**1 608 302**	2 801 295

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Trimestres terminés les 31 mars
(non vérifié)

	2004 $	2003 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net de la période	**365 773**	741 692
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**463 173**	446 623
Charge (recouvrement) d'impôts futurs	**(56 072)**	507 145
Perte à la cession de l'équipement	**92 248**	—
Amortissement des charges reportées	**6 610**	—
	871 732	1 695 460
Variation du fonds de roulement hors caisse	**2 404 783**	(633 806)
	3 276 515	1 061 654
Flux de trésorerie liés aux activités d'investissement		
Achat d'appareils de forage et d'équipement	**(3 480 519)**	—
Placement dans des filiales	—	(27 014)
Produit de la vente d'équipement	**355 000**	—
	(3 125 519)	(27 014)
Flux de trésorerie liés aux activités de financement		
Remboursement de l'emprunt bancaire à terme	**(352 615)**	(500 000)
Augmentation (diminution) des prêts consentis par des apparentés	**40 353**	(10 000)
Remboursement de l'obligation au titre de contrats de location-acquisition	**(169 458)**	(155 603)
	(481 720)	(665 603)
Augmentation (diminution) de l'encaisse	**(330 724)**	369 037
Encaisse au début de la période	**854 302**	(47 791)
Encaisse à la fin de la période	**523 578**	321 246

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

31mars 2004

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997, en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

La société voit la demande pour ses services de forage fluctuer et, par conséquent, les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats annuels.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la société ont été préparés selon les principes comptables généralement reconnus. Les conventions comptables appliquées sont conformes à celles décrites dans les états financiers consolidés de la société pour l'exercice terminé le 31 décembre 2003. Les présents états financiers consolidés intermédiaires ne comprennent pas toutes les informations requises dans les états financiers consolidés annuels et doivent être lus avec les états financiers consolidés au 31 décembre 2003.

Les états financiers consolidés incluent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek comprend les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

3. EMPRUNT BANCAIRE À TERME

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et venant à échéance en décembre 2007. Le produit de l'emprunt a servi à racheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donné en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la société, subordonne toutes les dettes actuelles et futures de la société à la banque.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

31mars 2004

4. OPÉRATIONS ET SOLDES ENTRE APPARENTÉS

Prêts consentis par des apparentés

Au 31 mars 2004, la société avait reçu des prêts des actionnaires totalisant 3 094 300 $. Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux de base majoré de deux pour cent par année. Au cours du trimestre terminé le 31 mars 2004, la société a versé 40 353 $ en intérêts.

Au 31 mars 2004, la société avait également un prêt de 225 464 $ accordé par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %.

Autres opérations avec des apparentés

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	Au 31 mars 2004			
	Invertek USA $	**Shehtah $**	**Paramount $**	**Total $**
Débiteurs	**10 072**	**911 119**	**809 737**	**1 730 928**
Créditeurs et charges à payer	—	—	**1 504**	**1 504**

Les opérations avec des apparentés au cours de la période se présentent comme suit :

	Trimestre terminé le 31 mars 2004		
	Paramount $	**Shetah $**	**Total $**
Produits	**1 155 094**	**121 969**	**1 277 063**
Intérêts débiteurs	**40 353**	—	**40 353**
Recouvrement des charges d'exploitation et d'administration	—	**167 871**	**167 871**

	Trimestre terminé le 31 mars 2003		
	Paramount $	Shetah $	Total $
Produits	2 117 193	100 572	2 217 765
Recouvrement des charges d'exploitation et d'administration	—	118 989	118 989

Paramount détient 50 % des actions de la société. Invertek USA appartient à un employé de Invertek. Au cours des trimestres terminés les 31 mars 2004 et 2003, la société a réalisé des honoraires de gestion et recouvré ses charges d'exploitation et d'administration par suite du contrat de gestion conclu avec Shehtah.

5. FAIT POSTÉRIEUR À LA DATE DU BILAN

Le 8 juillet 2004, la société a conclu une entente avec un tiers en vue de lui vendre la presque totalité de ses appareils de forage.

États financiers consolidés

Wilson Drilling Ltd.

31 décembre 2003 et 2002

RAPPORT DES VÉRIFICATEURS

Aux membres du conseil d'administration de
Wilson Drilling Ltd.

Nous avons vérifié les bilans consolidés de **Wilson Drilling Ltd.** aux 31 décembre 2003 et 2002 et les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003 et des onze mois terminés le 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 31 décembre 2003 et les onze mois terminés le 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Calgary, Canada
Le • 2004

Comptables agréés

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

Aux 31 décembre

	2003 $	2002 $
ACTIF *[note 4]*		
Actif à court terme		
Encaisse	**854 302**	—
Débiteurs *[notes 10 et 11]*	**3 177 921**	795 880
Charges payées d'avance *[note 10]*	**63 903**	47 232
	4 096 126	843 112
Appareils de forage et équipement *[note 3]*	**12 121 388**	13 523 659
Coûts de développement reportés *[note 2]*	**500 000**	—
Charges reportées	**121 382**	15 614
Placement *[note 2]*	**25 000**	1 911 428
Prêt non remboursé *[note 2]*	—	500 000
	16 863 896	16 793 813
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer *[note 10]*	**1 478 944**	591 193
Impôts sur les bénéfices à payer	**147 133**	—
Tranche échéant à moins d'un an de l'emprunt bancaire à terme *[note 4]*	**1 575 000**	—
Emprunt renouvelable à vue *[note 4]*	—	5 547 791
Tranche échéant à moins d'un an de l'obligation au titre de contrats de location-acquisition *[note 5]*	**700 060**	642 824
Produits comptabilisés d'avance *[note 10]*	**1 503**	271 504
	3 902 640	7 053 312
Prêts consentis par des apparentés *[note 9]*	**3 279 411**	3 786 366
Obligation au titre de contrats de location-acquisition *[note 5]*	**2 186 855**	2 886 914
Emprunt bancaire à terme *[note 4]*	**4 725 000**	—
Impôts sur les bénéfices futurs *[note 7]*	**1 527 441**	1 007 598
	11 718 707	7 680 878
Engagements *[note 5]*		
Capitaux propres		
Capital social *[note 6]*	**20**	20
Bénéfices non répartis	**1 242 529**	2 059 603
	1 242 549	2 059 623
	16 863 896	16 793 813

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil,

Administrateur Administrateur

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

	Exercice terminé le 31 décembre 2003 $	Onze mois terminés le 31 décembre 2002 $
PRODUITS		
Charges liées aux appareils de forage *[note 10]*	**11 144 221**	7 060 923
Autres	**435 964**	170 359
	11 580 185	7 231 282
Coût d'exploitation		
Exploitation des appareils de forage *[note 10]*	**6 608 870**	3 796 430
Marge brute	**4 971 315**	3 434 852
Charges		
Amortissement	**1 813 782**	1 486 001
Moins-value de placement *[note 2]*	**1 770 335**	—
Intérêts *[note 10]*	**673 116**	535 754
Charges administratives	**643 168**	970 909
Quote-part de la perte de placement *[note 2]*	**199 338**	35 394
Perte à la cession d'équipement	**38 661**	—
	5 138 400	3 028 058
Bénéfice (perte) avant impôts sur les bénéfices et part des actionnaires sans contrôle	**(167 085)**	406 794
Impôts sur les bénéfices *[note 7]*	**666 566**	(23 361)
Quote-part des pertes revenant aux actionnaires sans contrôle *[note 2]*	**(16 577)**	—
Bénéfice net (perte nette) de la période	**(817 074)**	430 155
Bénéfices non répartis au début de la période	**2 059 603**	1 629 448
Bénéfices non répartis à la fin de la période	**1 242 529**	2 059 603

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

	Exercice terminé le 31 décembre 2003 $	Onze mois terminés le 31 décembre 2002 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net (perte nette) de la période	**(817 074)**	430 155
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**1 813 782**	1 486 001
Moins-value de placement *[note 2]*	**1 770 335**	—
Charge (recouvrement) d'impôts sur les bénéfices futurs *[note 7]*	**519 843**	(3 034)
Quote-part de la perte de placement *[note 2]*	**199 338**	35 394
Quote-part des pertes revenant aux actionnaires sans contrôle *[note 2]*	**(16 577)**	—
Flux de trésorerie liées aux activités d'exploitation	**3 469 647**	1 948 516
Variation du fonds de roulement hors caisse *[note 8]*	**(1 570 648)**	335 745
	1 898 999	2 284 261
Flux de trésorerie liés aux activités d'investissement		
Achats d'appareils de forage et d'équipement	**(407 724)**	(2 684 227)
Placement dans Invertek Fluid Reclaimers Inc. *[note 2]*	**(108 636)**	(1 446 822)
Placement dans NWT Safety Supply Ltd. *[note 2]*	**(25 000)**	—
Augmentation du prêt à l'entité émettrice *[note 2]*	—	(500 000)
Dépôt de garantie pour les locaux de bureau	—	(15 614)
	(541 360)	(4 646 663)
Flux de trésorerie liés aux activités de financement		
Emprunt bancaire à terme, déduction faite des frais de financement	**6 194 232**	—
Diminution de l'emprunt renouvelable à vue	**(5 547 791)**	(2 051 995)
Augmentation (diminution) des prêts consentis par des apparentés	**(506 955)**	2 256 096
Augmentation (diminution) de l'obligation au titre de contrats de location-acquisition	**(642 823)**	2 158 301
	(503 337)	2 362 402
Variation de l'encaisse et encaisse à la fin de la période	**854 302**	—

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2003 et 2002

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997 en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

En 2002, la société a changé sa date de fin d'exercice du 31 janvier pour le 31 décembre afin qu'elle coïncide avec la date de clôture de l'un de ses actionnaires. Par conséquent, les états financiers correspondants et les notes y afférentes ont trait aux onze mois terminés le 31 décembre 2002.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

a) Principes de consolidation et mode de présentation

Les états financiers consolidés ci-joints ont été préparés selon les principes comptables généralement reconnus du Canada et comprennent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek inclut les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

b) Appareils de forage et équipement

Les immobilisations corporelles sont comptabilisées au coût. L'amortissement est établi selon la méthode linéaire afin d'amortir le coût des immobilisations corporelles sur leur durée de vie utile estimative:

Appareils de forage	10 ans
Équipement	7 ans
Matériel informatique	3 ans

c) Impôts sur les bénéfices futurs

La société comptabilise ses impôts sur les bénéfices selon la méthode du passif fiscal. Suivant cette méthode, les actifs et passifs d'impôts futurs sont calculés d'après les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs et ils sont mesurés selon les taux d'imposition en vigueur et les lois qui seront en vigueur lorsque les écarts sont censés se résorber. L'incidence des actifs et passifs d'impôts futurs sur le changement des taux d'imposition est constatée dans le bénéfice net de la période au cours de laquelle survient ce changement.

d) Contrats de location

Les contrats de location qui transfèrent la quasi-totalité des avantages et des risques inhérents à la propriété d'un bien loué sont comptabilisés par la société comme des contrats de location-acquisition au début du contrat. La valeur actualisée des paiements futurs en vertu de ces contrats est comptabilisée dans les immobilisations (et amortie sur leur durée de vie utile estimative) et dans la dette à long terme s'y rapportant. Tous les autres contrats de location sont classés comme des contrats de location-exploitation (voir la note 5) en vertu desquels les loyers sont comptabilisés comme des charges au cours de la période pendant laquelle ils sont engagés.

e) Placement

Jusqu'au 20 novembre 2003, le placement de la société dans les actions ordinaires de Invertek était comptabilisé à la valeur de consolidation étant donné que la société pouvait exercer une influence notable sur les politiques en matière d'exploitation et de financement de Invertek (voir la note 2).

Le placement de portefeuille dans NWT Safety Supplies Ltd. a été comptabilisé à la valeur d'acquisition.

f) Charges reportées

Les charges reportées ont trait principalement aux frais de financement lors de l'émission de la dette à long terme et sont amorties de manière linéaire sur la période allant jusqu'à l'échéance de la dette correspondante.

g) Frais de développement reportés

Les frais de développement reportés ont trait surtout aux frais de matériaux et de main-d'œuvre directs associés au développement du matériel de remise à neuf. L'amortissement de ces frais commencera avec la production commerciale ou l'utilisation du matériel de remise à neuf. La société évalue ces coûts chaque année d'après les critères de report des principes comptables généralement reconnus du Canada et l'avancement actuel du projet du matériel de remise à neuf de la société. Une radiation est effectuée lorsque les critères ne sont plus respectés.

h) Dépréciation ou sortie d'actifs à long terme

La société évalue la recouvrabilité des actifs à long terme ou de groupements d'actifs lorsque des événements ou des changements de situation indiquent que leur valeur comptable peut ne pas être recouvrable. Les situations qui peuvent donner lieu à un examen comprennent entre autres : des baisses importantes de la valeur de marché de l'actif, des changements défavorables importants dans l'environnement juridique ou le contexte économique, l'annulation ou la modification de contrats, la perte de clients clés, une accumulation de coûts excédant de manière significative le montant initialement prévu pour l'acquisition ou la construction de l'actif, des pertes d'exploitation

ou des flux de trésorerie négatifs pour la période considérée, combinés à des pertes d'exploitation passées, ou des prévisions indiquant des pertes soutenues rattachées à l'utilisation de l'actif, le fait qu'on s'attende à ce qu'il soit plus probable qu'improbable que l'actif sera vendu ou autrement sorti bien avant la fin de sa durée de vie utile estimative.

La recouvrabilité est évaluée d'après la valeur comptable de l'actif et sa valeur de recouvrement nette qui est généralement calculée d'après les flux de trésorerie non actualisés prévus devant résulter de l'utilisation et de la sortie éventuelle de l'actif. Une perte de valeur est constatée lorsque la valeur comptable n'est pas recouvrable et dépasse la juste valeur.

i) Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers et les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels peuvent être différents de ces estimations.

La société a estimé la durée de vie utile de ses immobilisations corporelles et la recouvrabilité des frais de développement reportés et des charges reportées d'après les plans d'affaires actuels.

j) Constatation des produits

Les charges liées aux appareils de forage sont constatées lorsque les services sont rendus.

2. ACQUISITIONS D'ENTREPRISES

Invertek Fluid Reclaimers Inc.

Au cours de 2002, la société a avancé à Invertek 500 000 $ sous la forme d'un prêt sans intérêt non garanti. Le prêt ne comporte aucune modalité fixe de règlement et a donc été classé comme prêt à long terme.

Au cours de 2002, la société a reçu des actions en paiement de prêts consentis à Invertek pour un montant de 1 446 822 $, représentant une participation additionnelle de 25 %, ce qui porte sa participation totale à 30 % au 31 décembre 2002. L'augmentation de la participation a amené la société à exercer une influence notable sur Invertek et le placement a donc été comptabilisé à la valeur de consolidation. Au cours de 2003, la société a avancé une somme additionnelle de 60 464 $ à Invertek en vertu d'une convention de placement de l'exercice précédent, ce qui n'entraîne donc pas une participation additionnelle. La quote-part des pertes revenant à la société jusqu'au 20 novembre 2003 a été de 199 338 $ (35 394 $ au 31 décembre 2002).

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2003 et 2002

Au cours de l'exercice, l'examen par la direction de la valeur comptable de son placement dans Invertek a entraîné une moins-value de 1 770 335 $.

Le 20 novembre 2003, la société a acheté 46,13% de plus des actions de Invertek pour une contrepartie au comptant de 57 000 $ afin de porter sa participation cumulative à 76,13 %.

Cette acquisition a été comptabilisée selon la méthode de l'acquisition, les résultats d'exploitation de Invertek étant consolidés à partir de la date d'acquisition du contrôle. Le tableau suivant résume la juste valeur estimative des actifs acquis et des passifs pris en charge à la date d'acquisition.

	$
Encaisse	8 828
Équipement	3 787
Débiteurs	114 684
Frais de développement reportés	500 000
Fonds de roulement hors caisse net	(53 722)
Prêt des actionnaires	(500 000)
Moins : Quote-part des actifs nets revenant aux actionnaires sans contrôle	(16 577)
Total de la contrepartie	**57 000**

NWT Safety Supplies Ltd.

Le 10 décembre 2003, la société a acquis 25 actions de catégorie B de NWT Safety Supplies Ltd. pour un produit au comptant de 25 000 $.

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2003		
	Coût $	Amortissement cumulé $	Valeur comptable nette $
Appareils de forage	**17 930 286**	**6 015 121**	**11 915 165**
Matériel informatique	**38 118**	**26 891**	**11 227**
Équipement	**214 885**	**19 889**	**194 996**
	18 183 289	**6 061 901**	**12 121 388**

	2002		
	Coût	Amortissement cumulé	Valeur comptable nette
Appareils de forage	17 687 223	4 222 092	13 465 131
Matériel informatique	30 583	10 777	19 806
Équipement	51 295	12 573	38 722
	17 769 101	4 245 442	13 523 659

Les actifs en vertu des contrats de location-acquisition ont un coût de 5 994 179 $ (5 916 673 $ en 2002) et un amortissement cumulé correspondant de 1 177 088 $ (577 670 $ en 2002).

4. EMPRUNT BANCAIRE À TERME

En 2002, la société a utilisé une facilité de crédit d'exploitation renouvelable à vue disponible ayant un plafond de 5 500 000 $ et portant intérêt au taux bancaire de base majoré de 0,25 %. Le montant disponible en vertu de cette facilité a été réduit de 500 000 $ par trimestre. Les actifs de la société ont été donnés en garantie. La facilité de crédit était convertible au gré de la banque en un emprunt à terme.

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et venant à échéance en décembre 2007. Le produit de l'emprunt a servi à acheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donnée en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la

société, subordonne toutes les dettes actuelles et futures de la société à la banque. La date de révision du crédit est le 31 mai 2004.

5. OBLIGATION AU TITRE DE CONTRATS DE LOCATION-ACQUISITION

Les loyers minimums futurs à payer au 31 décembre 2003 au titre de contrats de location-acquisition se présentent comme suit :

	Contrats de location-acquisition $
2004	920 132
2005	920 132
2006	920 132
2007	613 422
Total des loyers minimums futurs à payer au titre de contrats de location-acquisition	3 373 818
Moins : intérêt théorique de 8,9 %	486 903
Solde des obligations au titre de contrats de location-acquisition	2 886 915
Moins : tranche échéant à moins d'un an	700 060
Obligation à long terme au titre de contrats de location-acquisition	2 186 855

Au cours de l'exercice, l'intérêt sur les contrats de location-acquisition a totalisé 277 308 $.

La société est assujettie à certains engagements à l'égard des contrats de location-exploitation. Les paiements minimums exigés au titre de ces contrats se présentent comme suit :

	$
2004	155 240
2005	138 208
2006	132 662
2007	87 394
	513 504

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2003 et 2002

6. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires avec droit de vote de catégorie A sans valeur nominale.
Nombre illimité d'actions privilégiées sans droit de vote rachetables au gré de la société.

Émis et en circulation	**Nombre**	**$**
Actions ordinaires de catégorie A aux 31 décembre 2003 et 2002	**20**	**20**

7. IMPÔTS SUR LES BÉNÉFICES FUTURS

La provision pour impôts sur les bénéfices diffère des impôts sur les bénéfices obtenus en appliquant le taux d'imposition des sociétés du Canada au bénéfice avant impôts sur les bénéfices comme suit :

	2003 **$**	**2002** **$**
Taux d'imposition des sociétés	**36,75 %**	39,17 %
Charge (recouvrement) d'impôts sur les bénéfices calculés	**(61 404)**	159 345
Augmentation (diminution) résultant de ce qui suit :		
Déduction accordée aux petites entreprises	**(59 239)**	—
Réduction du taux	**(46 731)**	(23 133)
Rajustement de la déclaration de revenu	**11 128**	(143 017)
Charges non déductibles	**92 843**	5 222
Moins-value de placement	**650 598**	—
Économie liée aux pertes autres qu'en capital non constatées	**74 860**	—
Divers	**4 511**	(21 778)
Charge (recouvrement) d'impôts sur les bénéfices	**666 566**	(23 361)

Le passif d'impôts futurs net se compose de ce qui suit :

	2003 $	2002 $
Écarts entre la valeur fiscale et la valeur déclarée des actifs amortissables	**(1 363 520)**	(1 307 950)
Reports en avant de pertes d'exploitation nettes	**206 081**	300 352
Recherche et développement	**260 886**	—
Provision pour moins-value sur les actifs d'impôts futurs de Invertek	**(630 888)**	—
	(1 527 441)	(1 007 598)

Au 31 décembre 2003, la société n'avait aucune perte autre qu'en capital (855 217 $ en 2002) disponible afin de réduire le bénéfice imposable des exercices futurs. Invertek avait des pertes autres qu'en capital de 798 966 $ à reporter en avant.

Comme il n'est pas possible pour le moment de déterminer si l'issue est «plus probable qu'improbable», une provision pour moins-value entière a été établie sur les actifs d'impôts futurs de Invertek de 701 409 $.

8. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	2002 $
Flux de trésorerie liés aux éléments suivants :		
Débiteurs	**(2 267 356)**	1 827 543
Charges payées d'avance	**(15 405)**	397
Créditeurs et charges à payer	**834 980**	(1 733 236)
Impôts sur les bénéfices à payer	**147 133**	(30 463)
Produits comptabilisés d'avance	**(270 000)**	271 504
	(1 570 648)	335 745

Aucun versement d'impôts n'a été effectué au cours de l'exercice. Les intérêts payés au cours de l'exercice se rapprochent des intérêts débiteurs.

9. PRÊTS CONSENTIS PAR DES APPARENTÉS

Au 31 décembre 2003, la société comptait des prêts des actionnaires s'élevant à 3 053 946 $ (3 007 428 $ en 2002). Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux bancaire de base majoré de deux pour cent par année. Au cours de l'exercice terminé le 31 décembre 2003, la société a versé 148 719 $ (124 957 $ en 2002) en intérêt.

Au 31 décembre 2003, la société avait aussi un prêt de 225 465 $ (778 938 $ en 2002) consenti par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %.

10. OPÉRATIONS ENTRE APPARENTÉS

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	2003				
	Invertek USA	**Employé**	**Paramount**	**Longhorn**	**Total**
	$	**$**	**$**	**$**	**$**
Débiteurs	**106 684**	**20 000**	**805 459**	**—**	**932 143**
Créditeurs et charges à payer	—	—	—	**47 781**	**47 781**
Produits comptabilisés d'avance	—	—	**1 504**	—	**1 504**

	2002		
	Paramount	**Longhorn**	**Total**
	$	**$**	**$**
Débiteurs	277 590	—	277 590
Charges payées d'avance	—	24 000	24 000
Créditeurs et charges à payer	—	23 240	23 240
Produits comptabilisés d'avance	271 504	—	271 504

Les opérations avec les apparentés au cours de la période sont résumées ci-dessous :

	2003			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Produits	**4 828 667**	—	**352 929**	**5 181 596**
Exploitation des appareils	—	**532 863**	—	**532 863**
Intérêts débiteurs	**148 719**	—	—	**148 719**
Charges d'exploitation et d'administration	—	—	**678 411**	**678 411**

	2002			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Produits	4 481 522	—	170 350	4 651 872
Exploitation des appareils	—	361 453	—	361 463
Intérêts débiteurs	124 957	—	—	124 957
Charges d'exploitation et d'administration	—	—	518 465	518 465

Paramount détient 50 % des actions de la société. 761806 Alberta Ltd Company, aussi connue sous la raison sociale de Longhorn Trucking («Longhorn»), est détenue par un actionnaire important de la société. Invertek USA appartient à un employé de Invertek. Au cours de l'exercice terminé le 31 décembre 2003, la société a réalisé des honoraires de gestion et recouvré des charges d'exploitation et d'administration par suite d'un contrat de gestion conclu avec Shehtah.

Au 31 décembre 2003, la société a obtenu néant (270 000 $ en 20002) de Paramount à titre de paiement anticipé de services qui seront rendus au cours du prochain exercice.

11. INSTRUMENTS FINANCIERS

a) Risque de crédit

Les ventes de la société se font avec des clients du secteur du pétrole et du gaz, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

La société offre des services de forage surtout à trois clients qui représentent environ 94 % de ses produits pour l'exercice terminé le 31 décembre 2003 et 77 % des débiteurs au 31 décembre 2003. Ces contrats sont négociés et renouvelés chaque année.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse, les débiteurs, le prêt non remboursé, les créditeurs et charges à payer, les impôts sur les bénéfices à payer, les obligations au titre de contrats de location-acquisition, les prêts consentis par des apparentés et un emprunt bancaire à terme. La valeur comptable de ces instruments se rapproche de leur juste valeur, sauf indication contraire.

L'obligation au titre de contrats de location-acquisition est un instrument financier à taux fixe dont la juste valeur fluctue avec les variations des taux d'intérêt. Au 31 décembre 2003, la valeur de l'obligation au titre des contrats de location-acquisition fondée sur les taux d'intérêt en vigueur pour les instruments de créance de nature et de durée similaires se rapprochait de la valeur comptable.

12. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation de l'exercice actuel.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 12 juillet 2004

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier
Président du conseil et chef de la direction

(signé) Brent J. Conway
Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Kevin A. Bennett
Administrateur

(signé) Peter J. Gross
Administrateur

pour le PROMOTEUR,
TRINIDAD DRILLING LTD.,

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 12 juillet 2004

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

RAYMOND JAMES LTÉE

(signé) Edward J. Bereznicki

MARCHÉS MONDIAUX CIBC INC.	**VALEURS MOBILIÈRES TD INC.**
(signé) Arthur Korpach	(signé) Gregory B. Saksida

HAYWOOD SECURITIES INC.

(signé) David G. McGorman

INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) John M. Peltier

VALEURS MOBILIÈRES DESJARDINS INC.	**CORPORATION DE VALEURS MOBILIÈRES DUNDEE**	**FIRSTENERGY CAPITAL CORP.**
(signé) Jake A. Herman	(signé) Ali A. Bhojani	(signé) Hugh R. Sanderson

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue **July 12, 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

$25,000,006
3,205,129 Trust Units

Price: $7.80
Per Trust Unit

This short form prospectus qualifies the distribution of 3,205,129 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $7.80 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the drilling assets of Wilson Drilling Ltd. ("**Wilson**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition (as defined herein), other than the payment of the Purchase Price in respect thereof (as defined herein). In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of Wilson Drilling Ltd." and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On July 7, 2004, the last trading day before the announcement of this Offering and the Wilson Acquisition (as defined herein), the closing price of the Trust Units on the TSX was $7.71 and on July 9, 2004 the closing price was $7.81. Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[1]
Per Trust Unit	$7.80	$0.39	$7.41
Total[2]	$25,000,006	$1,250,000	$23,750,006

Notes:
(1) Before deducting expenses of the Offering, estimated to be $750,000, which will be paid from the general funds of the Trust.
(2) The Trust has granted the Underwriters an option (the "**Option**"), exercisable in whole or in part, to purchase up to an additional 250,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $26,950,006, $1,347,500 and $25,602,506 respectively. See "Plan of Distribution".

On July 8, 2004, the Trust announced that, conditional upon the Wilson Closing (as defined herein), the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the payment by the Trust expected to be made on August 15, 2004 to holders of Trust Units ("**Unitholders**") of record on July 30, 2004. Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004. See "Recent Developments – Distribution Increase" and "Distribution Policy".

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to Trinidad. Consequently, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of this Offering and the Wilson Closing (as defined herein) are expected to occur on or about July 27, 2004, but in any event no later than August 6, 2004. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "cash flow of the Trust" to refer to the amount of cash that is expected to be available for distribution to Unitholders. The term "cash flow of the Trust" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Trust Indenture (as defined herein). Therefore, cash flow of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that cash flow of the Trust should not be considered as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 19, 2004 for the year ended December 31, 2003 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2003;

(c) the audited comparative consolidated financial statements of the Trust and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon;

(d) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2004;

(e) the unaudited comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2004;

(f) the Information Circular of the Trust dated May 11, 2004, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2004 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Schedule D thereto);

(g) the material change reports of the Trust dated effective February 19, 2004 and March 15, 2004 (the "**March 2004 MCR**") with respect to the acquisition of substantially all of the assets of Arrow Drilling Inc. (the "**Arrow Acquisition**") and the associated prospectus offering of Trust Units;

(h) the unaudited balance sheet of Arrow Drilling Inc. as at December 31, 2003 and June 30, 2003 and the unaudited statements of income and retained earnings and cash flows for the six month periods ended December 31, 2003 and 2002 and the audited annual financial statements of Arrow Drilling Inc. as at and for the years ended June 30, 2003, June 30, 2002 and June 30, 2001, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated March 3, 2004 (the "**March Prospectus**");

(i) the audited financial statements of Bear Drilling Ltd. as at and for the years ended April 30, 2003, April 30, 2002 and April 30, 2001, together with the report of the auditors thereon, contained in the March Prospectus; and

(j) the unaudited balance sheet of Saturn Drilling Inc. as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows for the nine month periods ended February 28, 2003 and February 28, 2002 and the audited annual financial statements of Saturn Drilling Inc. as at and for the year ended May 31, 2002, together with the report of the auditors thereon, contained in the March Prospectus.

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 11, 2004 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a

statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated August 1, 2002 between Trinidad and Valiant Trust Company, as amended effective December 31, 2003 (collectively, the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust in the aggregate principal amount of $107,082,402.90 (the "**Notes**"). The business of the Trust, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad currently has a total of 31 drilling rigs and 8 service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. On March 11, 2004 the articles of Trinidad were again amended to allow for the issuance, in series, of exchangeable shares (the "**Exchangeable Shares**").

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a common share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

On March 10, 2004, Trinidad incorporated Trinidad Exchange Corp. ("**Trinidad ExchangeCo**"), a wholly-owned subsidiary, under the ABCA. Trinidad ExchangeCo was incorporated for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than with respect to the Exchangeable Shares.

The head and principal office functions of Trinidad are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta, an administrative and operations yard in Calgary, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flow of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:



Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
cash flow of the Trust(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:

(1) Cash flow of the Trust represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.

(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.

(3) Cash distributions are expected to be made to Unitholders monthly based upon the cash flow of the Trust. See "Distribution Policy".

(4) Does not reflect the incorporation of Trinidad ExchangeCo. See "Trinidad Energy Services Income Trust – Trinidad Drilling Ltd.". Does not reflect the incorporation of ManagementCo. (as defined herein). See "Acquisition of Assets of Wilson Drilling Ltd. – Amended and Restated Management Agreement".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and " General Description and Development of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Wilson Acquisition) is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-500	2,800
4	Heavy Double	Rigmaster P-500	2,800
5	Triple	Unit 15 TMS	2,500
6	Single	Failing 2500	1,000
7	Single	Failing 3500	1,250
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	Mastco	3,200
17	Heavy Double	Mastco	3,600
18	Heavy Double	Hyduke	3,300
19	Heavy Double	Dreco	3,500
20	Triple	Mastco	5,500
21	Triple	Mastco	4,200
22	Heavy Double	Rigmaster	3,500

Rig #	Type	Manufacturer	Rated Depth (metres)
23	Heavy Double	Rigmaster	3,500
24	Double	Superior 300	1,700
25	Single	Gardner Denver	1,300
26	Single	Rigmaster	1,300
27	Double	Superior 300	1,800
28	Double	Rigmaster	2,300
29	Double	Ideco	2,000
30	Single	Ideco	1,300
31	Double	Rigmaster	2,600

Trinidad's service rig fleet is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	800
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Franks	2,000
6	Single/Single	Franks	1,200
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500

RECENT DEVELOPMENTS

Acquisition of Assets of Wilson Drilling Ltd.

The Asset Purchase Agreement

On July 8, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Wilson Drilling Ltd. ("**Wilson**"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of Wilson, being comprised of four drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs (the "**Wilson Acquisition**").

The purchase price (the "**Purchase Price**") to be paid to Wilson pursuant to the Asset Purchase Agreement is $32,000,000 ($30,000,000 being allocated to the drilling rigs and $2,000,000 being allocated to the ancillary equipment), payable as to $19,200,000 in cash (the "**Cash Portion**") with the balance payable through the issuance of exchangeable shares, Series B in the capital of Trinidad (the "**Series B Exchangeable Shares**") with a deemed aggregate value of $12,800,000, which will have attributes substantially as described under "Description of Series B Exchangeable Shares". Each Series B Exchangeable Share will be initially exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustment in certain circumstances) (the "**Exchange Ratio**") for five years from the date of issuance. The Series B Exchangeable Shares do not receive cash distributions from the Trust; however, the Exchange Ratio is automatically increased, in accordance with a pre-determined formula to account for distributions made by the Trust prior to the exchange of the Series B Exchangeable Shares. At the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Wilson Closing**"), $3,000,000 of the Cash Portion will be held in trust by Wilson's counsel, as a deposit against any of the assets being missing, not in good operating condition, or subject to encumbrances. Trinidad will have 30 days from the date of the Wilson Closing to inspect such assets and will be reimbursed from such $3,000,000 for the fair market value of any missing assets, the cost to bring any other assets into good operating condition and the amount required to give free and clear title to such assets to Trinidad. The remainder of such $3,000,000 will be paid to Wilson.

The Series B Exchangeable Shares will be issued at a price per Series B Exchangeable Share of $7.80.

The Asset Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 12 months from the date of the Wilson Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require Wilson to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Wilson Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and Wilson for material breaches of representations and warranties or the failure to perform any material

covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be made by either party until the aggregate of such claims exceeds $200,000, and indemnification will only be made for amounts which, in aggregate, exceed $200,000. In no event will the total liability of a party under the Asset Purchase Agreement exceed the Purchase Price.

The net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Use of Proceeds". Closing of the Wilson Acquisition is also subject to satisfaction of conditions which are typical for an asset purchase of this nature, including: (i) Trinidad's satisfaction with its due diligence investigations of Wilson; (ii) the ability of Wilson to transfer its assets to Trinidad free and clear of any security interests or other encumbrances; and (iii) receipt of the necessary approvals of the TSX and the appropriate securities regulatory authorities. In addition, the Wilson Closing is conditional upon the execution and delivery of the Management Agreement (as defined herein). See "Acquisition of Assets of Wilson Drilling Ltd. – Amended and Restated Management Agreement".

It is a further condition of the Wilson Acquisition that Wilson, its shareholders, directors and officers enter into non-competition agreements with Trinidad whereby each will agree not to compete with the business of Trinidad for three years subsequent to the Wilson Closing, subject to certain exceptions that would allow certain parties to continue as directors, shareholders or employees of companies involved in businesses similar to Trinidad's.

Trinidad has agreed to make offers of employment to all of the existing Wilson employees and the President of Wilson has agreed to enter into a non-executive employment agreement with Trinidad pursuant to which he will assist Trinidad in the transition associated with the completion of the Wilson Acquisition.

Impact of Wilson Acquisition on the Trust's Operations

The assets to be acquired from Wilson pursuant to the Wilson Acquisition include four drilling rigs (two double drilling rigs with depth ratings of up to 3,500 metres and two triple drilling rigs with depth ratings of up to 4,700 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs.

Wilson's drilling fleet is as follows:

Rig #	Depth	Manufacturer
1	3,500 metres	Alco
2	4,700 metres	Continental Emsco
3	3,000 metres	Mastco
4	4,000 metres	Jayco

The Wilson Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Wilson Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Wilson rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Wilson Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Wilson rigs with only nominal additions to its current general and administrative costs.

Amended and Restated Management Agreement

Shehtah-Wilson Drilling Partnership (the "**Partnership**"), a general partnership organized under the laws of Alberta, the partners of which are Wilson and Paramount Resources Ltd. ("**Paramount**"), conducts oilfield drilling services. The Partnership currently leases two drilling rigs from a third party for purposes of conducting oilfield drilling services. Wilson and the Partnership are currently parties to a management agreement made as of November 30, 2001 pursuant to which Wilson provides certain management and support services to the Partnership. Concurrent with, and as a condition of, the Wilson Acquisition, the existing management agreement will be unconditionally assigned to a wholly-owned subsidiary of Trinidad ("**ManagementCo**") to be incorporated under the ABCA and Trinidad, Wilson, Paramount and ManagementCo will enter into an amended and restated management agreement (the "**Management Agreement**") providing for the provision by ManagementCo. of various management,

administrative, operational and support services in respect of the conduct of oilfield drilling services of the Partnership.

In accordance with the Management Agreement, ManagementCo will receive the payment of a monthly management fee equal to 5% of the gross operating revenue of the Partnership for the applicable month, the monthly reimbursement for all direct costs and expenses incurred by ManagementCo and a monthly payment for estimated general and administrative costs. The Management Agreement shall be effective until the earliest of: (i) the termination of the equipment lease between the Partnership and Shehtah Drilling Limited; (ii) any anniversary of the effective date of the Management Agreement (commencing with the second anniversary) upon notice by the Partnership of its intention to terminate to ManagementCo at least three months prior to such anniversary date; and (iii) the occurrence of certain events, including, but not limited to bankruptcy, liquidation or a breach of a party's material obligations which breach is not subsequently rectified. Trinidad will become a party to the Management Agreement for the sole purpose of ensuring that ManagementCo performs all services required to be performed by it on the terms and conditions set out in the Management Agreement.

The Trust does not believe that the activities of the Partnership, and the requirements of ManagementCo under the Management Agreement, will have a material impact on the business and affairs of the Trust and Trinidad.

Distribution Increase

On July 8, 2004, the Trust announced that, conditional upon the Wilson Closing, the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the payment by the Trust expected to be made on August 15, 2004 to Unitholders of record on July 30, 2004. Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holder of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004. See "Distribution Policy".

Arrow Acquisition

On March 15, 2004, Trinidad completed the Arrow Acquisition for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 of the initial series of exchangeable shares of Trinidad (the "**Exchangeable Shares, Initial Series**") at a price of $7.80 per Exchangeable Share, Initial Series. Each Exchangeable Share, Initial Series is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on March 15, 2004. The Exchangeable Shares, Initial Series do not receive cash distributions from the Trust; however, the exchange ratio for the Exchangeable Shares, Initial Series is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares, Initial Series. The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. Additional details concerning the effect of the Arrow Acquisition on the operating results of the Trust are included in the AIF incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December31, 2003 and as at May 31, 2004, both before and after giving effect to this Offering and the Wilson Acquisition:

	Outstanding as at December 31, 2003	Outstanding as at May 31, 2004	Outstanding as at May 31, 2004 after giving effect to this Offering and the Wilson Acquisition[1][2]
Long term debt [3]	$42,209,522	$42,295,631	$38,495,626
Unitholders' capital	$79,093,121 (27,949,881 Trust Units)	$110,721,549 (32,314,672 Trust Units)	$133,871,554 (35,519,801 Trust Units)
Exchangeable Shares, Initial Series [4]	Nil	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)
Series B Exchangeable Shares [5]	Nil	Nil	$12,800,000 (1,641,026 Series B Exchangeable Shares)

Notes:

(1) Based on the issuance of 3,205,129 Trust Units for an aggregate of $25,000,006, less the Underwriters' fee of $1,250,000 and expenses of this Offering estimated to be $750,000, resulting in net proceeds from this Offering estimated to be $23,000,006. If the Option is exercised in full, the Trust will issue 3,455,129 Trust Units for an aggregate of $26,950,006, less the Underwriters' fee of $1,347,500 and expenses of this Offering estimated to be $750,000, resulting in estimated net proceeds from this Offering of $24,852,506. See "Plan of Distribution".

(2) As at March 31, 2004, 236,100 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.58 to $2.25 per Trust Unit and expiring at various dates to May, 2007. As at March 31, 2004, 2,273,951 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $8.25 per Trust Unit and expiring at various dates to March, 2009.

(3) GE Canada Equipment Financing G.P. ("**GE Canada**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, and a second amending agreement dated February 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a $65,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $42.3 million as at May 31, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance rate plus a prescribed margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to GE Canada. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to GE Canada a security interest over all of its present and after-acquired personal property. Trinidad also has a $15,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003, with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between GE Canada and the Operating Lender are governed by a priorities agreement dated October 15, 2003 between GE Canada, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and GE Canada receives first priority against all other personal property of Trinidad. The net proceeds of this Offering in excess of the amount required to complete the Wilson Acquisition, which excess is expected to be $3,800,006 or $5,652,506 if the Option is exercised in full, will be used by Trinidad to reduce its indebtedness under the Loan Agreement. See "Use of Proceeds".

(4) The Exchangeable Shares, Initial Series were issued in connection with the Arrow Acquisition. The Exchangeable Shares, Initial Series are exchangeable for Trust Units on the basis of, as at May 15, 2004, 1.01390 Trust Units for each Exchangeable Share, Initial Series. The exchange ratio with respect to the Exchangeable Shares, Initial Series increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares" in the AIF, with the exception that the right of redemption associated with a "Trinidad Drilling Control Transaction" (as that term is described in the AIF) has been moved from the shareholder agreement entered into in connection with the Arrow Acquisition to the Exchangeable Share, Initial Series provisions. There is currently one special voting unit outstanding, initially representing, in aggregate, a maximum of 2,307,692 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of the Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares – Voting and Exchange Trust Agreement" in the AIF.

(5) The Series B Exchangeable Shares will, at the time of the Wilson Closing, be exchangeable for Trust Units at the Exchange Ratio. Thereafter, the Exchange Ratio will be increased upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Series B Exchangeable Shares. See "Description of Series B Exchangeable Shares". There will be one Special Voting Unit (as defined herein) issued to the Exchangeable Shares Trustee (as defined herein) in connection with the issuance of the Series B Exchangeable Shares, initially representing, in aggregate, a maximum of 1,641,026 votes at meetings of the Unitholders, subject to proportionate reduction upon exchange of the Series B Exchangeable Shares. See "Series B Exchangeable Shares – Attributes of the Series B Exchangeable Shares – Voting and Exchange Trust Agreement."

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

Period	Price Range ($) High	Low	Trading Volume
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter[1]	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
Fourth Quarter	6.99	4.60	4,549,897
2004			
First Quarter	8.90	6.47	8,095,366
Second Quarter	8.44	7.05	4,846,721

Note:

(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On July 7, 2004, the last trading day before the announcement of this Offering and the Wilson Acquisition, the closing price of the Trust Units on the TSX was $7.71 and on July 9, 2004, the closing price was $7.81.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of this Offering of $750,000 and the Underwriters' fee of $1,250,000, will be $23,000,006, and if the Option is exercised in full, the estimated net proceeds of this Offering after deducting the estimated expenses of this Offering of $750,000 and the Underwriters' fee of $1,347,500, will be $24,852,506.

Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of Wilson Drilling Ltd."

The net proceeds of this Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use a portion of these subscription funds to finance the Cash Portion of the Purchase Price of the Wilson Acquisition and will use the balance of the subscription funds to reduce its debt under the Loan Agreement. See "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd.", "Relationship Between the Trust and a Certain Underwriter" and "Consolidated Capitalization".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of July 12, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Trust, as principals, on July 27, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than August 6, 2004, a total of 3,205,129 Trust Units at a price of $7.80 per Trust Unit for total consideration of $25,000,006 payable to the Trust against delivery of the Trust Units. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd." and "Use of Proceeds". In connection with this Offering, the Trust will pay the Underwriters a fee of $0.39 per Trust Unit for an aggregate fee of $1,250,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the

Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $26,950,006, $1,347,500 and $25,602,506, respectively.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with this Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, nor will it apply to any Exchangeable Shares or the Trust Units underlying any such Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at June 30, 2004, there were 32,347,563 Trust Units and one special voting unit issued and outstanding.

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the

holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

For additional information in respect of the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Development of the Trust – the Trust Indenture" on pages 5 through 13, inclusive, of the AIF.

DESCRIPTION OF SERIES B EXCHANGEABLE SHARES

Immediately prior to the Wilson Closing, Trinidad will file articles of amendment providing for the issuance of the Series B Exchangeable Shares. At the Wilson Closing, the following additional documents will be executed:

(a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**");

(b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Exchangeable Shares Trustee; and

(c) a shareholder agreement (the "**Shareholder Agreement**") between Trinidad and Wilson, as holder of the Series B Exchangeable Shares;

with the Series B Exchangeable Share provisions, the Voting and Exchange Trust Agreement, the Support Agreement and the Shareholder Agreement collectively referred to as the "**Series B Exchangeable Shares Documents**".

The Series B Exchangeable Shares will not be listed on the TSX or any other stock exchange.

The attributes of the Series B Exchangeable Shares , other than the current exchange ratio, are substantially the same as those of the Exchangeable Shares, Initial Series, and the terms of the Series B Exchangeable Shares Documents are substantially the same as those of the corresponding documents for the Exchangeable Shares, Initial Series, which attributes and documents are described in detail under the heading "General Description of Capital Structure – Description of Exchangeable Shares" at pages 25 through 34 inclusive in the AIF.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.66 per Trust Unit annually or approximately $0.055 per Trust Unit per month. However, on July 8, 2004, the Trust announced that, conditional upon the Wilson Closing, the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the payment by the Trust expected to be made on August 15, 2004 to Unitholders of record on July 30, 2004. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow of the Trust. However, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055
May 15	$0.055
June 15	$0.055

Notes:

(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

(2) On June 16, 2004, the Trust declared a $0.055 cash distribution for the month of June, 2004 to be paid on July 15, 2004 to Unitholders of record on June 30, 2004.

Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated

Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of May 31, 2004, Trinidad had no outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The bank affiliated with TD Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("**Exempt Plans**"); and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Trust Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Canadian Federal Budget presented in the House of Commons on March 23, 2004 (the "**Budget**"). Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not resident (or deemed

to be resident) in Canada to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered pension plans or who are not resident (or deemed to be resident) of Canada should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it

is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Investments are distributed and/or Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of such Investments and Redemption Notes. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable capital gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF, as supplemented by the risk factors set out below.

Changes in Legislation

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with the entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. It is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Risks Associated with the Wilson Acquisition

Trinidad has agreed to acquire substantially all of the assets of Wilson through the Wilson Acquisition to strengthen its position in the drilling services industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Wilson Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Trinidad's ability to realize the anticipated growth opportunities and synergies from integrating the assets of Wilson into its existing operations.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE TRUST

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less

than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report is dated March 16, 2004.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**") in connection with the indirect acquisition by the Trust of substantially all of the assets of Arrow Drilling Inc. ("**Arrow**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of Arrow on the balance sheets as at June 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the three years ended June 30, 2003, 2002 and 2001. Our report is dated July 25, 2003.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**") in connection with the indirect acquisition by the Trust of substantially all of the assets of Wilson Drilling Ltd. ("**Wilson**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of Wilson on the balance sheets as at December 31, 2003 and the statements of income and retained earnings and cash flows for the year ended December 31, 2003. Our report is dated March 19, 2004.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated •, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

Chartered Accountants

Edmonton, Alberta
•, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro forma consolidated financial statements of the Trust as at and for the three months ended March 31, 2004

2. Pro forma consolidated financial statements of the Trust for the 12 months ended December 31, 2003

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
March 31, 2004 and December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July •, 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at March 31, 2004 and unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003, and found them to be in agreement.

3. Compared the figures in the columns captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. for the period from January 1, 2004 to March 14, 2004 and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2003, and found them to be in agreement.

5. Compared the figures in the columns captioned "Wilson" to the unaudited financial statements of Wilson Drilling Ltd. as at March 31, 2004 for the three months then ended and the audited financial statements of Wilson Drilling Ltd. for the year ended December 31, 2003, and found them to be in agreement.

6. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

PRICEWATERHOUSECOOPERS

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

7. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad" and "Wilson" as at March 31, 2004 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Arrow" and "Wilson" for the three months ended March 31, 2004 and found the amounts in the column captioned "Trinidad", Arrow and Wilson to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Arrow" and "Wilson" for the year ended December 31, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn, Arrow and Wilson" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at March 31, 2004

(in thousands of dollars)

	Trinidad March 31, 2004 $	Wilson March 31, 2004 $	Pro forma adjustments $	Notes	Pro forma March 31, 2004 $
Assets					
Current assets					
Cash	5,114	524	3,276		8,914
Accounts receivable	29,767	4,475	(4,475)		29,767
Prepaid expenses	586	105	(105)		586
	35,467	5,104	-		39,267
Capital assets					
Fixed assets	159,175	14,691	17,309	2(f)	191,175
Other assets	-	525	(525)		-
Goodwill	6,192	-	3,614	2(f)	9,806
Deferred finance account	827	115	(115)		827
	201,661	20,435	18,979		241,075
Liabilities					
Current liabilities					
Accounts payable	10,098	5,371	(5,371)		10,098
Accrued trust distributions	1,775	-	-		1,775
Current portion of long-term debt	9,668	2,290	(2,290)		9,668
	21,541	7,661	-		21,541
Long-term debt	32,527	6,374	(6,374)		32,527
Shareholder loan	-	3,320	(3,320)		-
Future income taxes	12,857	1,471	2,143		16,471
	66,925	18,826	(15,212)		70,539
Unitholders' Equity					
Unitholders' capital	110,592	1	22,999	2(f)	133,592
Exchangeable shares	18,000	-	12,800	2(f)	30,800
Contributed Surplus	5,143	-	-		5,143
Accumulated earnings	1,001	1,608	(1,608)		1,001
	134,736	1,609	34,191		170,536
	201,661	20,435	18,979		241,075

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2003

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2003 $	Saturn January 1 - April 9, 2003 $	Bear January 1 - June 30, 2003 $	Arrow Twelve months ended December 31, 2003 $	Wilson Twelve months ended December 31, 2003 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, Arrow and Wilson Twelve months Pro forma $
Revenue								
Operating	62,338	3,759	12,624	28,086	11,580	870	2(h)	119,257
Expenses								
Operating	38,498	1,842	7,400	19,086	6,609	600	2(h)	74,035
Operating margin	23,840	1,917	5,224	9,000	4,971	270		45,222
General and administration	5,502	150	309	1,408	643	39	2(h)	8,051
Unit based compensation	3,427	-	-	-	-	-		3,427
Loss on investments	-	-	-	-	1,969	(1,969)	2(b)	-
Management bonuses	-	-	709	4,000	-	(4,709)	2(a)	-
EBITDA (1)	14,911	1,767	4,206	3,592	2,359	6,909		33,744
Depreciation and amortization	5,825	231	1,419	1,362	1,814	1,972	2(c)	12,623
(Gain) loss on disposal of assets	-	(8)	11	(25)	39	-		17
Interest expense (income)	2,265	(6)	445	(17)	673	238	2(d)	3,598
Income (loss) before taxes	6,821	1,550	2,331	2,272	(167)	4,699		17,506
Income taxes								
Current income taxes	336	571	604	898	667	(2,510)	2(e)	566
Future income taxes	1,886	(3)	260	6	(17)	4,337	2(e)	6,469
	2,222	568	864	904	650	1,827		7,035
Net income (loss)	4,599	982	1,467	1,368	(817)	2,872		10,471

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)

For the three month period ended March 31,2004

(in thousands of dollars)

	Trinidad Three months ended March 31, 2004 $	Arrow January 1 –March 14, 2004 $	Wilson Three months ended March 31, 2004 $	Pro forma Adjustments $	Notes	Trinidad, Arrow and Wilson Three months Pro forma $
Revenue						
Operating	32,220	8,352	3,855	-		44,427
Expenses						
Operating	18,064	4,103	2,277	-		24,444
Operating margin	14,156	4,249	1,578	-		19,983
General and administration	2,076	1,256	315	-		3,647
Unit based compensation	2,557	-	-	-		2,557
EBITDA (1)	9,523	2,993	1,263	-		13,779
Depreciation and amortization	3,026	283	463	598	2(c)	4,370
(Gain) loss on disposal of assets	-	(5)	92	-		87
Interest expense (income)	720	(10)	199	-		909
Income (loss) before taxes	5,777	2,725	509	(598)		8,413
Income taxes						
Current income taxes	161	974	199	(1,130)	2(e)	204
Future income taxes	1,617	(40)	(56)	967	2(e)	2,488
	1,778	934	143	(163)		2,692
Net income (loss)	3,999	1,791	366	(435)		5,721

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

(in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Wilson Drilling Ltd. ("Wilson"), certain assets of Arrow Drilling Inc. ("Arrow"), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The March 31, 2004 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the three months ended March 31, 2004, the unaudited financial statements of Arrow for the period January 1 to March 14, 2004 and the unaudited financial statements of Wilson as at and for the three months ended March 31, 2004. The December 31, 2003 unaudited pro forma consolidated financial statements have been prepared based upon the audited consolidated financial statements of Trinidad for the year ended December 31, 2003, the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003, the unaudited financial statements of Arrow for the year ended December 31, 2003 and the audited financial statements of Wilson for the year ended December 31, 2003.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Wilson as described in Note 2 as if they had occurred on March 31, 2004. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2003. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2003.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2003. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002, as amended.

(in thousands of dollars)

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	March 31, 2004 $	December 31, 2003 $
Bear	-	(709)
Arrow	-	(4,000)
	-	(4,709)

b) Loss on investments has decreased as described in the table below to eliminate losses incurred by subsidiaries held by Wilson that have not been purchased with this acquisition.

	March 31, 2004 $	December 31, 2003 $
Wilson	-	(1,969)
	-	(1,969)

c) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, Arrow's and Wilson's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	March 31, 2004 $	December 31, 20023 $
Wilson	200	447
Arrow	398	1,377
Saturn	-	164
Bear	-	(16)
	598	1,972

(in thousands of dollars)

d) During 2004 Trinidad increased its credit facility to a $65.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Interest expense has been increased as follows to reflect the increase in debt as if it had been incurred on January 1, 2003.

	March 31, 2004 $	December 31, 2003 $
Increase in interest expense relating to Saturn acquisition	-	104
Increase in interest expense relating to Bear acquisition	-	134
	-	238

e) Current income tax expenses have been effected as follows:

	March 31, 2004 $	December 31, 2003 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	-	10
(Decrease) in current income tax due to trust structure	-	(571)
	-	(561)
Bear		
Increase in large corporation tax relating to Bear acquisition	-	47
(Decrease) in current income tax due to trust structure	-	(604)
	-	(557)
Arrow		
Increase in large corporation tax relating to Arrow acquisition	25	101
(Decrease) Increase in current income tax due to trust structure	(974)	(898)
	(949)	(797)
Wilson		
Increase in large corporation tax relating to Wilson acquisition	18	72
(Decrease) Increase in current income tax due to trust structure	(199)	(667)
	(181)	(595)
	-	(2,510)

(in thousands of dollars)

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	March 31, 2004 $	December 31, 2003 $
Wilson	130	1,191
Arrow	837	1,800
Saturn	-	473
Bear	-	873
	967	4,337

f) Wilson's purchase price allocation has been determined as follows:

	$
Fixed Assets	32,000
Goodwill	3,614
Future income tax	(3,614)
	32,000
Financed as follows:	
New equity raised, net of issue costs	19,200
Exchangeable shares	12,800
	32,000

This offering is priced at $7.80 per unit. The major shareholders of Wilson are taking equity in respect of 40% of the purchase price in exchangeable shares.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares, which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

(in thousands of dollars)

g) Arrow's purchase price allocation has been determined as follows:

	$
Fixed Assets	44,671
Goodwill	6,192
Future income tax	(6,192)
	44,671
Financed as follows:	
New equity raised, net of issue costs	26,671
Exchangeable shares	18,000
	44,671

On March 15, 2004 Trinidad purchased certain fixed assets of Arrow.

h) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454
Debt financing	16,546
	41,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

i) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	16,650
Financed as follows:	
New equity raised, net of issue costs	10,860
Debt financing	5,790
	16,650

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

(in thousands of dollars)

3 Pro forma funds available for distribution and growth capital expenditures

Pro forma funds available for distribution and growth capital expenditures are as follows for the three months ended March 31, 2004 and the twelve months ended December 31, 2003.

	March 31, 2004 $	December 31, 2003 $
Net income for the period:	5,721	10,471
Add (Deduct) non-cash items		
Depreciation and amortization	4,370	12,623
Future income taxes	2,488	6,469
Unit based compensation	2,557	3,427
(Gain) loss on disposal of assets	87	17
Funds from operations	15,223	33,007

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds available for distributions and growth capital expenditures does not have a standardized meaning prescribed by GAAP; however, Trinidad computes funds available for distributions and growth capital expenditures on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units and stock options outstanding as at March 31, 2004 and at December 31, 2003, plus the additional trust units issued in connection with the purchases of Saturn, Bear, Arrow and Wilson.

For purposes of the pro forma statements, the trust units outstanding are as follows:

	March 31, 2004	December 31, 2003
Basic trust units outstanding – Trinidad	27,971,031	11,374,982
Trust units issued in connection with the Saturn acquisition	-	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	-	7,222,222
Trust units issued in connection with the Arrow acquisition	4,096,154	4,096,154
Trust units issued in connection with the Wilson acquisition	3,205,128	3,205,128
Pro forma basic trust units outstanding	35,272,313	30,513,871

(in thousands of dollars)

5 Pro forma exchangeable shares

Trinidad will issue 1,641,026 exchangeable shares as partial consideration for Wilson. The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares will be a new series of exchangeable shares, which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

	March 31, 2004	December 31, 2003
Exchangeable shares, initial series, issued for Arrow	2,307,692	2,307,692
Exchangeable shares, series B, to be issued for Wilson	1,641,026	1,641,026
	3,948,718	3,948,718

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	March 31, 2004	December 31, 2003
Basic (1)	.15	.30
Diluted (2)	.14	.30

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at March 31, 2004 of 39,221,031 (December 31, 2003 – 34,462,589) which includes pro forma exchangeable shares.

(2) Diluted calculations include 691,517 additional trust units as at March 31, 2004 (December 31, 2003 - 275,758) for the dilutive impact of employee and directors rights and options using the treasury method.

FINANCIAL STATEMENTS OF WILSON DRILLING LTD.

1. Unaudited financial statements of Wilson Drilling Ltd. for the three month period ended March 31, 2004.

2. Audited financial statements of Wilson Drilling Ltd. as at and for the year ended December 31, 2003.

Unaudited Consolidated Financial Statements

Wilson Drilling Ltd.

March 31, 2004

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at

	March 31, 2004 $	December 31, 2003* $
	(Unaudited)	
ASSETS *[note 3]*		
Current		
Cash	**523,578**	854,302
Accounts receivable *[note 4]*	**4,475,189**	3,177,921
Prepaid expenses	**105,291**	63,903
	5,104,058	4,096,126
Drilling rigs and equipment	**14,691,486**	12,121,388
Deferred development costs	**500,000**	500,000
Deferred charges	**114,772**	121,382
Investment	**25,000**	25,000
	20,435,316	16,863,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 4]*	**5,024,466**	1,478,944
Income taxes payable	**346,553**	147,133
Current portion of bank term loan	**1,575,000**	1,575,000
Current portion of obligation under capital lease	**715,148**	700,060
Deferred revenue	—	1,503
	7,661,167	3,902,640
Loans from related parties *[note 4]*	**3,319,764**	3,279,411
Obligation under capital lease	**2,002,309**	2,186,855
Bank term loan *[note 3]*	**4,372,385**	4,725,000
Future income taxes	**1,471,369**	1,527,441
	11,165,827	11,718,707
Shareholders' equity		
Share capital	**20**	20
Retained earnings	**1,608,302**	1,242,529
	1,608,322	1,242,549
	20,435,316	16,863,896

See accompanying notes.

*Extracted from the audited consolidated financial statements of Wilson Drilling Ltd. as at December 31, 2003.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Revenue		
Rigs charges	**3,716,673**	3,607,909
Other	**138,551**	129,877
	3,855,224	3,737,786
Cost of operations		
Rigs operating	**2,276,516**	1,783,020
Gross margin	**1,578,708**	1,954,766
Expenses		
Depreciation	**463,173**	446,623
Interest	**199,317**	52,500
Administrative	**314,849**	206,806
Loss on disposal of equipment	**92,248**	—
	1,069,587	705,929
Income before income taxes	**509,121**	1,248,837
Income taxes		
Current	**199,420**	—
Future	**(56,072)**	507,145
	143,348	507,145
Net income for the period	**365,773**	741,692
Retained earnings, beginning of period	**1,242,529**	2,059,603
Retained earnings, end of period	**1,608,302**	2,801,295

See accompanying notes.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Cash flows from operating activities		
Net income for the period	**365,773**	741,692
Add non-cash items:		
Depreciation	**463,173**	446,623
Future income tax expense (recovery)	**(56,072)**	507,145
Loss on disposal of equipment	**92,248**	—
Amortization of deferred charges	**6,610**	—
	871,732	1,695,460
Change in non-cash working capital	**2,404,783**	(633,806)
	3,276,515	1,061,654
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(3,480,519)**	—
Investment in subsidiaries	—	(27,014)
Proceeds from sale of equipment	**355,000**	—
	(3,125,519)	(27,014)
Cash flows from financing activities		
Payment of bank term loan	**(352,615)**	(500,000)
Increase (decrease) in loans from related parties	**40,353**	(10,000)
Payment of obligation under capital lease	**(169,458)**	(155,603)
	(481,720)	(665,603)
Increase (decrease) in cash	**(330,724)**	369,037
Cash, beginning of period	**854,302**	(47,791)
Cash, end of period	**523,578**	321,246

See accompanying notes.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

The Company is subject to fluctuations in the demand for drilling services and therefore interim results are not necessarily indicative of annual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the December 31, 2003 consolidated financial statements.

The consolidated financial statements include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries, Invertek Manufacturing Inc. and Invertek Inc.

3. BANK TERM LOAN

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out a previous $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

4. RELATED PARTY TRANSACTIONS AND BALANCES

Loans from related parties

As at March 31, 2004, the Company had shareholder loans in the amount of $3,094,300. The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the three months ended March 31, 2004 the Company paid $40,353 in interest.

As at March 31, 2004, the Company also had a loan in the amount of $225,464 from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

Other transactions with related parties

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	As at March 31, 2004			
	Invertek USA **$**	**Shehtah** **$**	**Paramount** **$**	**Total** **$**
Accounts receivable	**10,072**	**911,119**	**809,737**	**1,730,928**
Accounts payable and accrued liabilities	**—**	**—**	**1,504**	**1,504**

Transactions with related parties during the period are summarized below:

	Three months ended March 31, 2004		
	Paramount **$**	**Shetah** **$**	**Total** **$**
Revenue	**1,155,094**	**121,969**	**1,277,063**
Interest expense	**40,353**	**—**	**40,353**
Operating and administration expense recovery	**—**	**167,871**	**167,871**

	Three months ended March 31, 2003		
	Paramount **$**	**Shetah** **$**	**Total** **$**
Revenue	2,117,193	100,572	2,217,765
Operating and administration expense recovery	—	118,989	118,989

Paramount is a 50% shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the three months ended March 31, 2004 and 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

5. SUBSEQUENT EVENTS

On July 8, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs.

Financial Statements

Wilson Drilling Ltd.

December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Directors of
Wilson Drilling Ltd.

We have audited the consolidated balance sheets of **Wilson Drilling Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and the eleven months ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the for the year ended December 31, 2003 and the eleven months ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
•, 2004

Chartered Accountants

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at December 31

	2003 $	2002 $
ASSETS *[note 4]*		
Current		
Cash	**854,302**	—
Accounts receivable *[notes 10 and 11]*	**3,177,921**	795,880
Prepaid expenses *[note 10]*	**63,903**	47,232
	4,096,126	843,112
Drilling rigs and equipment *[note 3]*	**12,121,388**	13,523,659
Deferred development costs *[note 2]*	**500,000**	—
Deferred charges	**121,382**	15,614
Investment *[note 2]*	**25,000**	1,911,428
Loan receivable *[note 2]*	—	500,000
	16,863,896	16,793,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 10]*	**1,478,944**	591,193
Income taxes payable	**147,133**	—
Current portion of bank term loan *[note 4]*	**1,575,000**	—
Demand revolving loan *[note 4]*	—	5,547,791
Current portion of obligation under capital lease *[note 5]*	**700,060**	642,824
Deferred revenue *[note 10]*	**1,503**	271,504
	3,902,640	7,053,312
Loans from related parties *[note 9]*	**3,279,411**	3,786,366
Obligation under capital lease *[note 5]*	**2,186,855**	2,886,914
Bank term loan *[note 4]*	**4,725,000**	—
Future income taxes *[note 7]*	**1,527,441**	1,007,598
	11,718,707	7,680,878
Commitments *[note 5]*		
Shareholders' equity		
Share capital *[note 6]*	**20**	20
Retained earnings	**1,242,529**	2,059,603
	1,242,549	2,059,623
	16,863,896	16,793,813

See accompanying notes

On behalf of the Board:

Director Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Revenue		
Rigs charges *[note 10]*	**11,144,221**	7,060,923
Other	**435,964**	170,359
	11,580,185	7,231,282
Cost of operations		
Rigs operating *[note 10]*	**6,608,870**	3,796,430
Gross margin	**4,971,315**	3,434,852
Expenses		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Interest *[note 10]*	**673,116**	535,754
Administrative	**643,168**	970,909
Equity loss on investment *[note 2]*	**199,338**	35,394
Loss on disposal of equipment	**38,661**	—
	5,138,400	3,028,058
Income (loss) before income taxes and minority interest	**(167,085)**	406,794
Income taxes *[note 7]*	**666,566**	(23,361)
Minority interest share of losses *[note 2]*	**(16,577)**	—
Net income (loss) for the period	**(817,074)**	430,155
Retained earnings, beginning of period	**2,059,603**	1,629,448
Retained earnings, end of period	**1,242,529**	2,059,603

See accompanying notes

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Cash flows from operating activities		
Net (loss) income for the period	**(817,074)**	430,155
Add non-cash items:		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Future income tax expense (recovery) *[note 7]*	**519,843**	(3,034)
Equity loss on investment *[note 2]*	**199,338**	35,394
Minority interest share of losses *[note 2]*	**(16,577)**	—
Cash generated from operations	**3,469,647**	1,948,516
Change in non-cash working capital *[note 8]*	**(1,570,648)**	335,745
	1,898,999	2,284,261
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(407,724)**	(2,684,227)
Investment in Invertek Fluid Reclaimers Inc. *[note 2]*	**(108,636)**	(1,446,822)
Investment in NWT Safety Supply Ltd. *[note 2]*	**(25,000)**	—
Increase in loan to investee *[note 2]*	—	(500,000)
Office space security deposit	—	(15,614)
	(541,360)	(4,646,663)
Cash flows from financing activities		
Bank term loan net of financing costs	**6,194,232**	—
Decrease in demand revolving loan	**(5,547,791)**	(2,051,995)
Increase (decrease) in loans from related parties	**(506,955)**	2,256,096
Increase (decrease) in capital lease obligation	**(642,823)**	2,158,301
	(503,337)	2,362,402
Change in cash and cash end of period	**854,302**	—

See accompanying notes

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

In 2002, the Company changed its year end from January 31 to December 31 in order to coincide with one of its shareholders' year end. As a result, the comparative financial statements and notes are for the eleven months ended December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation and basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries Invertek Manufacturing Inc. and Invertek Inc.

b) Drilling rigs and equipment

Capital assets are recorded at cost. Amortization is applied on a straight-line basis to amortize the cost of the capital assets over their estimated economic useful lives as follows:

Drilling rigs	10 years
Equipment	7 years
Computers	3 years

c) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

d) Leases

Leases that transfer substantially all the benefits and inherent risks of ownership of the property leased are recorded by the Company as a capital lease at the inception of the lease. The present value of the future payments under such leases is recorded as capital assets (and amortized over their estimated useful lives) and related long-term debt. All other leases are classified as operating leases (see note 5) under which lease payments are recorded as expenses in the period in which they are incurred.

e) Investment

Until November 20, 2003, the Company's investment in the common shares of Invertek was accounted for using the equity method given the Company's ability to exercise significant influence over Invertek's operating and financial policies (see Note 2).

The portfolio investment in NWT Safety Supplies Ltd. has been accounted for using the cost method.

f) Deferred charges

Deferred charges relate primarily to financing costs on the issue of long-term debt and are amortized on a straight-line basis over the period to maturity of the related debt.

g) Deferred development costs

Deferred development costs relate primarily to direct materials and labour costs associated with development of Invertek's refurbishment equipment. Amortization of these costs will commence with commercial production or use of the refurbishment equipment. The Company annually evaluates these costs against the criteria for deferral, under Canadian generally accepted accounting principles, and in light of the Company's current progress on the refurbishment equipment project. A write off is recognized when the criteria for deferral are no longer satisfied.

h) Impairment or disposal of long-lived assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; contract cancellation or amendments; loss of key customers; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated

with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its net recoverable value, which is generally determined based on undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the useful lives of its capital assets, and the recoverability of deferred development costs and deferred charges, using current business plans.

j) Revenue recognition

Rig charges are recognized when the services are provided.

2. BUSINESS ACQUISITIONS

Invertek Fluid Reclaimers Inc.

During 2002, the Company advanced Invertek $500,000 in the form of an unsecured, non-interest bearing loan. The loan had no fixed terms of repayment and accordingly had been classified as long-term.

During 2002, the Company received shares as payment for loans made to Invertek in the amount of $1,446,822, resulting in an additional 25% ownership interest, bringing their total ownership interest to 30% at December 31, 2002. The increase in ownership caused the Company to gain significant influence over Invertek and accordingly the investment was accounted for using the equity method. During 2003, the Company advanced an additional $60,464 to Invertek, pursuant to the prior year investment agreement, therefore not resulting in any additional equity interest. The Company's share of equity losses to November 20, 2003 was $199,338 (December 31, 2002 - $35,394)

During the year, management's review of the carrying value of its investment in Invertek resulted in a $1,770,335 write-down.

On November 20, 2003, the Company purchased an additional 46.13% of the shares of Invertek, for cash consideration of $57,000, to bring the Company's cumulative ownership interest to 76.13%.

The acquisition has been accounted for by the purchase method with the results of the operations of Invertek being consolidated from the date of acquisition of control. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	$
Cash	8,828
Equipment	3,787
Accounts receivable	114,684
Deferred development costs	500,000
Net non-cash working capital	(53,722)
Shareholder loan	(500,000)
Less: minority interest share of net assets	(16,577)
Total consideration	**57,000**

NWT Safety Supplies Ltd.

On December 10, 2003, the Company acquired 25 Class B shares of NWT Safety Supplies Ltd. for cash proceeds of $25,000.

3. DRILLING RIGS AND EQUIPMENT

	2003		
	Cost	**Accumulated Depreciation**	**Net Book Value**
	$	**$**	**$**
Drilling rigs	**17,930,286**	**6,015,121**	**11,915,165**
Computers	**38,118**	**26,891**	**11,227**
Equipment	**214,885**	**19,889**	**194,996**
	18,183,289	**6,061,901**	**12,121,388**

	2002		
	Cost	**Accumulated Depreciation**	**Net Book Value**
	$	$	$
Drilling rigs	17,687,223	4,222,092	13,465,131
Computers	30,583	10,777	19,806
Equipment	51,295	12,573	38,722
	17,769,101	4,245,442	13,523,659

Assets under capital lease have a cost of $5,994,179 (2002 - $5,916,673) and associated accumulated amortization of $1,177,088 (2002 - $577,670).

4. BANK TERM LOAN

In 2002, the Company utilized a demand, revolving, operating credit facility available to a limit of $5,500,000 and bearing interest at the bank's prime rate plus 0.25%. The amount available under this facility was reduced by $500,000 each quarter. The assets of the Company were pledged as collateral. The credit facility was convertible at the Bank's option to a term loan.

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out the $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank. The credit review date is May 31, 2004.

5. OBLIGATION UNDER CAPITAL LEASE

The future minimum lease payments at December 31, 2003 under capital leases are as follows:

	Capital leases $
2004	920,132
2005	920,132
2006	920,132
2007	613,422
Total future minimum capital lease payments	3,373,818
Less: imputed interest at 8.9%	486,903
Balance of obligations under capital leases	2,886,915
Less: current portion	700,060
Long term obligation under capital leases	2,186,855

During the year interest on capital leases amounted to $277,308.

The Company is subject to certain commitments regarding operating leases. The minimum payments required under these operating leases are as follows:

	$
2004	155,240
2005	138,208
2006	132,662
2007	87,394
	513,504

6. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares without nominal or par value.
Unlimited number of redeemable non-voting preferred shares.

Issued and outstanding	**Number**	$
Class A common shares as at December 31, 2003 and 2002	**20**	**20**

7. FUTURE INCOME TAXES

The income tax provision differs from the income taxes obtained by applying the Canadian corporate tax rate to income before taxes as follows:

	2003 **$**	**2002** **$**
Corporate tax rate	**36.75%**	39.17%
Calculated income tax expense (recovery)	**(61,404)**	159,345
Increase (decrease) resulting from:		
Small business deduction	**(59,239)**	—
Rate reduction	**(46,731)**	(23,133)
Tax filing adjustment	**11,128**	(143,017)
Non-deductible expenses	**92,843**	5,222
Write-down of investment	**650,598**	—
Benefit of non-capital losses not recognized	**74,860**	—
Other	**4,511**	(21,778)
Income tax expense (recovery)	**666,566**	(23,361)

The net future tax liability comprises:

	2003 $	2002 $
Differences between tax base and reported amounts of depreciable assets	**(1,363,520)**	(1,307,950)
Net operating loss carryforwards	**206,081**	300,352
Research and development	**260,886**	—
Valuation allowance on Invertek future tax assets	**(630,888)**	—
	(1,527,441)	(1,007,598)

As at December 31, 2003, the Company has no non-capital losses (2002 - $855,217) available to reduce future years' taxable income. Invertek has non-capital losses of $798,966 to carryforward.

As a "more likely than not" outcome is not determinable at this time, a full valuation allowance has been taken on the Invertek future income tax assets of $701,409.

8. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Cash provided by (used for):		
Accounts receivable	**(2,267,356)**	1,827,543
Prepaid expenses	**(15,405)**	397
Accounts payable and accrued liabilities	**834,980**	(1,733,236)
Income taxes payable	**147,133**	(30,463)
Deferred revenue	**(270,000)**	271,504
	(1,570,648)	335,745

No cash taxes were paid during the year. Cash interest paid during the year approximates interest expense.

9. LOANS FROM RELATED PARTIES

As at December 31, 2003, the Company had shareholder loans in the amount of $3,053,946 (2002 - $3,007,428). The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the year ended December 31, 2003 the Company paid $148,719 (2002 - $124,957) in interest.

At December 31, 2003, the Company also had a loan in the amount of $225,465 (2002 $778,938) from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	2003				
	Invertek USA $	**Employee $**	**Paramount $**	**Longhorn $**	**Total $**
Accounts receivable	**106,684**	**20,000**	**805,459**	**—**	**932,143**
Accounts payable and accrued liabilities	—	—	—	**47,781**	**47,781**
Deferred revenue	—	—	**1,504**	—	**1,504**

	2002		
	Paramount $	**Longhorn $**	**Total $**
Accounts receivable	277,590	—	277,590
Prepaid expenses	—	24,000	24,000
Accounts payable and accrued liabilities	—	23,240	23,240
Deferred revenue	271,504	—	271,504

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

Transactions with related parties during the period are summarized below:

	2003			
	Paramount **$**	**Longhorn** **$**	**Shetah** **$**	**Total** **$**
Revenue	**4,828,667**	—	**352,929**	**5,181,596**
Rig operating	—	**532,863**	—	**532,863**
Interest expense	**148,719**	—	—	**148,719**
Operating and administration expense	—	—	**678,411**	**678,411**

	2002			
	Paramount **$**	**Longhorn** **$**	**Shetah** **$**	**Total** **$**
Revenue	4,481,522	—	170,350	4,651,872
Rig operating	—	361,453	—	361,463
Interest expense	124,957	—	—	124,957
Operating and administration expense	—	—	518,465	518,465

Paramount is a 50% shareholder of the Company. 761806 Alberta Ltd Company, also known as Longhorn Trucking ("Longhorn"), is owned by a significant shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the year ended December 31, 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

At December 31, 2003, the Company had received nil (2002 - $270,000) from Paramount as a prepayment for services to be rendered within the next year.

11. FINANCIAL INSTRUMENTS

a) Credit risk

The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

The Company provides drilling services mainly to three customers which account for approximately 94% of their revenue for the year ended December 31, 2003, and 77% of accounts receivable as at December 31, 2003. These contracts are negotiated and renewed annually.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, income taxes payable, obligations under capital lease, loans from related parties and bank term loan. The carrying value of these instruments approximates fair value unless otherwise stated.

Obligation under capital lease is a fixed rate financial instrument whose fair value fluctuates with changes in interest rates. At December 31, 2003, the value of the obligation under capital lease based on prevailing interest rates for debt instruments of a similar nature and term approximated its carrying value.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: July 12, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

By: (signed) Brent J. Conway
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) Kevin A. Bennett
Director

By: (signed) Peter J. Gross
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: July 12, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) Edward J. Bereznicki

CIBC WORLD MARKETS INC.

By: (signed) Arthur Korpach

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

HAYWOOD SECURITIES INC.

By: (signed) David G. McGorman

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) John M. Peltier

DESJARDINS SECURITIES INC.

By: (signed) Jake A. Herman

DUNDEE SECURITIES CORPORATION

By: (signed) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

By: (signed) Hugh R. Sanderson

July 12, 2004

Trinidad Energy Services Income Trust
Trinidad Drilling Ltd.
1810, 540-5th Avenue S.W.
Calgary, AB T2P 0M2

Dear Sirs:

Re: Offering of Trust Units of Trinidad Energy Services Income Trust

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc. Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "Underwriters") understand that Trinidad Energy Services Income Trust (the "Trust") proposes to issue and sell 3,205,129 Trust Units (as hereinafter defined) (the "Base Units") of the Trust. The Underwriters further understand that the Trust will use the proceeds from this offering to partially fund the Wilson Acquisition (as hereinafter defined) by Trinidad Drilling Ltd. ("Trinidad Drilling"), a wholly owned subsidiary of the Trust.

Subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Base Units at a purchase price of $7.80 per Trust Unit. The Trust also agrees to sell to the Underwriters, and the Underwriters will have the option (the "Underwriters' Option") to purchase from the Trust, up to an additional 250,000 Trust Units (the "Option Units"), in the same respective percentages hereinafter set forth at a purchase price of $7.80 per Trust Unit. The Underwriters will, to the extent the Underwriters' Option is exercised, be severally and not jointly obligated to purchase the Option Units in the same respective percentages as for the Base Units. The Underwriter's Option may be exercised, in whole or in part, upon written notice to the Trust by the Lead Underwriter (as hereinafter defined) on behalf of the Underwriters at any time prior to 9:00 a.m. (Calgary time) on the day next preceding the Closing Date (as hereinafter defined). The notice shall specify the number of Option Units to be purchased. The closing of the purchase and sale of any Option Units will occur at the Closing Time (as hereinafter defined). The Base Units and the Option Units are collectively referred to as the "Offered Units".

If the conditions to be satisfied by Closing Time (as hereinafter defined) are not met or waived as herein contemplated, all subscription funds deposited pursuant to the offering shall be returned to the Subscribers (as hereinafter defined) without interest or deduction.

The Trust shall pay or cause to be paid to the Underwriters, at the Closing Time, a fee of $0.39 per Offered Unit, such amount being 5% of the purchase price of each Offered Unit, in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement among the Trust, Trinidad Drilling and the Underwriters:

1. Definitions and Interpretation

1.1 In this Agreement, unless the context otherwise requires:

(a) "**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions mean and refer to, respectively, the agreement among the Trust, Trinidad Drilling and the Underwriters resulting from the acceptance by the Trust and Trinidad Drilling of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

(b) "**Arrow**" means Arrow Drilling Inc.;

(c) "**Arrow Auditors**" means Ernst & Young LLP as auditors of Arrow;

(d) "**Arrow Financial Information**" means, collectively, the audited financial statements of Arrow as at and for the years ended June 30, 2003, 2002 and 2001 and the unaudited financial statements of Arrow as at and for the six month periods ended December 31, 2003 and December 31, 2002;

(e) "**ASC**" means the Alberta Securities Commission;

(f) "**Bear**" means Bear Drilling Ltd.;

(g) "**Bear's Auditors**" means Kingston Ross Pasnak LLP as auditors of Bear;

(h) "**Bear Financial Information**" means collectively, the audited financial statements of Bear as at and for the years ended April 30, 2003, 2002 and 2001;

(i) "**Business Day**" means any day of the year other than a Saturday or Sunday, on which banks are open for business in Calgary, Alberta;

(j) "**Claim**" has the meaning ascribed thereto in section 10.1;

(k) "**Closing Date**" means July 27, 2004 or such other date as the parties hereto may agree but in any event not later than August 6, 2004;

(l) "**Closing Time**" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on such date as the parties hereto may mutually agree;

(m) "**Credit Agreement**" means, collectively, (i) the loan agreement dated effective December 24, 2002 between Trinidad Drilling, as borrower, and GE Capital Equipment Financing Inc., as lender, as amended July 15, 2003 and as further amended February 20, 2004 and (ii) the operating credit facility dated effective

October 15, 2003 between Trinidad Drilling, as borrower, and The Toronto-Dominion Bank, as lender;

(n) "**Distribution**" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Provinces, and "distribute" has a corresponding meaning;

(o) "**Exchange** " means the Toronto Stock Exchange;

(p) "**Exchangeable Shares, Initial Series**" means the initial series of exchangeable shares of Trinidad issued on March 15, 2004 in connection with the acquisition of substantially all of the drilling assets of Arrow;

(q) "**Exchangeable Share Agreements**" means, collectively, the voting and exchange trust agreement and the support agreement to be entered into at the Closing Time among the Trust, Trinidad Drilling, Trinidad Exchange Corp. and Valiant Trust Company and a voting and shareholder agreement to be entered into at the Closing Time among the Trust, Trinidad and Wilson as the holder of Series B Exchangeable Shares;

(r) "**Financial Information**" has the meaning ascribed thereto in section 3.1(c)(i);

(s) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Provinces;

(t) "**Indemnified Parties**" has the meaning ascribed thereto in section 10.1;

(u) "**Indemnitors** " has the meaning ascribed thereto in section 10.1;

(v) "**Lead Underwriter**" means Raymond James Ltd.;

(w) "**Management Agreement**" means the amended and restated management agreement to be entered into as a condition to the Wilson Purchase Agreement at the Closing Date among Trinidad Drilling, Wilson, Paramount Resources Ltd., Shehtah-Wilson Drilling Partnership and a new wholly-owned subsidiary of Trinidad Drilling ("ManagementCo") to be incorporated prior to the Closing Date providing for the provision by ManagementCo of various management, administrative, operational and support services in respect of the conduct of oilfield drilling services of the Shehtah-Wilson Drilling Partnership.

(x) "**material change**" means any change in respect of the Trust, Trinidad Drilling or their respective ownership or capital or the respective assets of the Trust or Trinidad Drilling that would reasonably be expected to have a significant effect on the market price or value of any of the Trust Units and includes a decision by Trinidad Drilling to implement such a change made by the board of directors of Trinidad Drilling;

(y) "**material fact**" means, in relation solely to the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offered Units;

(z) "**misrepresentation**" means, with respect to circumstances in which the Securities Laws of a particular Province are applicable, a misrepresentation as defined under the Securities Laws of that Province and, if not so defined, or in circumstances in which no particular Provincial laws are applicable, a misrepresentation as defined under the *Securities Act* (Alberta);

(aa) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(bb) "**Note Indenture** " means the amended and restated note indenture providing for the issuance of the Notes dated September 17, 2002 and made between Trinidad Drilling and Valiant Trust Company as amended and restated by a first supplemental note indenture dated April 10, 2003, a second supplemental note indenture dated July 15, 2003, a third supplemental note indenture dated November 19, 2003 and a fourth supplemental note indenture dated March 15, 2004, as amended and supplemented from time to time;

(cc) "**Notes**" means the unsecured subordinated notes of Trinidad Drilling;

(dd) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued for each of the Provinces;

(ee) "**Preliminary Prospectus** " means the preliminary short form prospectus to be dated July 12, 2004 of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(ff) "**Prospectus** " means the (final) short form prospectus of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(gg) "**Prospectus Amendment**" means any amendment to the Prospectuses, other than merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(hh) "**Prospectuses**" means the Preliminary Prospectus and the Prospectus;

(ii) "**Provinces**" means each of the provinces of Canada;

(jj) "**Saturn**" means Saturn Drilling Ltd.;

(kk) "**Saturn Auditors** " means PricewaterhouseCoopers LLP as auditors of Saturn;

(ll) "**Saturn Financial Information**" means, collectively, the audited financial statements of Saturn as at and for the year ended May 31, 2002 and the unaudited balance sheet of Saturn as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows of Saturn as at and for the nine month periods ended February 28, 2003 and 2002;

(mm) "**Securities Commissions** " means the securities commissions or other securities regulatory authorities in the Provinces;

(nn) "**Securities Laws** " means, collectively, all applicable securities laws of each of the Provinces and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions in the Provinces;

(oo) "**Selling Firms** " has the meaning ascribed thereto in section 9.1;

(pp) "**Series B Exchangeable Shares**" means the exchangeable shares of Trinidad Drilling to be issued to, or as otherwise directed by, Wilson in connection with the Wilson Acquisition;

(qq) "**Subsequent Disclosure Documents** " means any financial statements, information circulars, annual information forms, material change reports or other documents issued by the Trust after the date of this Agreement which are filed with any Securities Commission in compliance or intended compliance with applicable Securities Laws;

(rr) "**to the best of the knowledge, information and belief of**" means (unless otherwise expressly stated) a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;

(ss) "**Trinidad Drilling** " means Trinidad Drilling Ltd.;

(tt) "**Trust's Auditors** " means PricewaterhouseCoopers LLP as auditors of the Trust;

(uu) "**Trust Financial Information**" means, collectively, the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003 and the interim unaudited comparative consolidated financial statements of the Trust as at and for the three month period ended March 31, 2004;

(vv) "**Trust Indenture** " means the trust indenture dated August 1, 2002, as amended effective December 31, 2003, between Trinidad Drilling and Valiant Trust Company, as the trustee;

(ww) "**Trust Units**" means the trust units of the Trust created, issued and certified under the Trust Indenture, representing fractional undivided interests in the Trust;

(xx) "**Trustee**" means Valiant Trust Company, the trustee of the Trust;

(yy) "**Underwriters' Information**" means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters;

(zz) "**Underwriters' Fee**" means the fee to be paid to the Underwriters under this Agreement;

(aaa) "**Unitholders**" means holders of Trust Units;

(bbb) "**Wilson**" means Wilson Drilling Ltd.;

(ccc) "**Wilson Acquisition**" means the acquisition by Trinidad Drilling of substantially all of the drilling assets of Wilson pursuant to the terms of the Wilson Purchase Agreement;

(ddd) "**Wilson Auditors**" means Ernst & Young LLP as auditors of Wilson;

(eee) "**Wilson Financial Information**" means, collectively, the audited financial statements of Wilson as at and for the years ended December 30, 2003 and 2002 and the unaudited financial statements of Wilson as at and for the three month periods ended March 31, 2004 and March 31, 2003; and

(fff) "**Wilson Purchase Agreement**" means the asset purchase agreement dated as of July 8, 2004 between Trinidad Drilling and Wilson and including all schedules thereto;

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph, subparagraph or schedule shall refer to a section, paragraph, subparagraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. Filing of Prospectus

2.1 The Trust represents and warrants that it is qualified to file a short form prospectus for the distribution of the Offered Units pursuant to National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions.

The Trust shall:

(a) (i) not later than 5:00 p.m. on July 12, 2004, have prepared and filed the Preliminary Prospectus and other documents required under the Securities

Laws with the Securities Commissions pursuant to the Mutual Review Reliance System and designated the ASC as the principal regulator;

(ii) obtain a preliminary MRRS Decision Document dated July 12, 2004 from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than July 20, 2004 (or such later date as may be agreed to in writing by the Trust, Trinidad Drilling and the Underwriters), have:

(i) prepared and filed the Prospectus and other documents required under the Securities Laws with the Securities Commissions; and

(ii) obtained a final MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

2.2 Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

2.3 During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Prospectus Amendment.

3. Delivery of Prospectus and Related Documents

3.1 The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

  (i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Securities Laws; and

  (ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of delivery to the Underwriters of the French language version of each of the Preliminary Prospectus and the Prospectus:

  (i) opinions of counsel in Quebec addressed to the Trust and the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information regarding the Trust, Trinidad Drilling, Bear, Saturn, Arrow or Wilson which are the subject of the opinion of the auditors referred to below (the "Financial Information"), as to which no opinion need be expressed by Quebec counsel) are in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein; and

  (ii) an opinion of the Trust's Auditors (including in respect of the historical and financial information regarding Bear) and, in respect of the historical financial statements and financial information regarding Saturn, Arrow and Wilson, the Saturn Auditors, the Arrow Auditors and the Wilson Auditors, respectively, addressed to the Fund and the Underwriters, and their respective counsel, and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version of the Financial Information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English language versions thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors and Wilson's Auditors dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws.

3.2 Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any filed Prospectus Amendment and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

3.3 The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute on the part of the Trust and Trinidad Drilling a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that:

(a) all of the information and statements (except for the Underwriters' Information) contained in the Preliminary Prospectus or Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be:

(i) are at the respective dates of such documents, true and correct in all material respects;

(ii) contain no misrepresentation; and

(iii) constitute full, true and plain disclosure of all material facts relating to the Trust, Trinidad Drilling and the Offered Units;

(b) no material information has been omitted from the Preliminary Prospectus or Prospectus, as the case may be, which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of circumstances in which they were made;

(c) the Preliminary Prospectus and Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the applicable Securities Laws of the Provinces, including without limitation National Instrument 44-101; and

(d) there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus and the Prospectus to the time of delivery thereof, in the affairs, operations, assets,

liabilities (contingent or otherwise), or ownership of the Trust or Trinidad Drilling.

Such delivery shall also constitute the Trust's consent to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the provisions of this Agreement.

4. Commercial Copies of Prospectus

4.1 The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event not later than the close of business on the Business Day following the date of the filing of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as the case may be, with the Securities Commissions, at offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment previously specified by the Underwriters in writing to the Trust.

4.2 The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Prospectuses, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5. Material Changes

5.1 During the period of distribution of the Offered Units, the Trust and Trinidad Drilling shall promptly notify the Lead Underwriter in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened, financial or otherwise) in or affecting the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust or Trinidad Drilling or the control of Trinidad Drilling;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment; or

(c) the occurrence or discovery of any other fact or event;

which change, occurrence or discovery is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Offered Units. The Trust and Trinidad Drilling shall in good faith discuss with the Lead Underwriter any change, occurrence (actual or proposed

within the knowledge of the Trust or Trinidad Drilling) or discovery which is of such a nature that there is reasonable doubt whether notice need be given to the Lead Underwriter pursuant to this section 5.1 and, in any event, prior to making any filing referred to in section 5.3.

5.2 During the period of distribution of the Offered Units, Trinidad Drilling shall promptly inform the Lead Underwriter of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus or the Prospectus or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus or the distribution of the Offered Units.

5.3 Trinidad Drilling shall cause the Trust to promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters and their counsel, with all applicable filing and other requirements under the Securities Laws arising as a result of any change referred to in section 5.1 above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that Trinidad Drilling shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment and each Subsequent Disclosure Document as filed with the Securities Commissions, and of opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in section 3.1 above.

5.4 The delivery by the Trust to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute on the part of the Trust and Trinidad Drilling, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as

aforesaid, to the same effect as set forth in sections 3.3(a) and (b) above. Such delivery shall also constitute the Trust's consent to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the terms of this Agreement.

5.5 During the period of distribution of the Offered Units, the Trust insofar as it is reasonably able to do so will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

6. Representations, Warranties and Covenants of the Trust and Trinidad Drilling

6.1 Each of the Trust and Trinidad Drilling, jointly and severally, represents, warrants and covenants to and with the Underwriters that:

(a) the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta, and has all requisite power and authority to issue the Offered Units as provided for herein and to enter into and deliver this Agreement, the Exchangeable Share Agreements and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectus;

(b) Trinidad Drilling has been duly amalgamated and organized and is validly subsisting under the laws of the Province of Alberta, and has, or in the case of the Exchangeable Share Agreements and the Management Agreement will have prior to the Closing Time, all requisite corporate power and authority to carry on its business as now conducted by it, to own, hold and operate its assets and to enter into and deliver this Agreement, the Wilson Purchase Agreement, the Management Agreement and the Exchangeable Share Agreements and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectus;

(c) Trinidad Drilling has the authority to enter into this Agreement on behalf of the Trust and to execute and deliver, on behalf of the Trust, all other necessary documents in connection with the offering of the Offered Units and this Agreement;

(d) each of the Trust and Trinidad Drilling has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules, including, without limitation, all environmental laws, regulations and rules, of each jurisdiction in which its business is carried on (except to the extent that the failure to so comply would not have a material adverse effect on the Trust or Trinidad Drilling) and holds and maintains in good standing all necessary licences, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, hold or operate its assets, except where the failure to obtain any licence, permit, authorization or other approval would not have a material adverse effect on the Trust or Trinidad Drilling;

(e) the Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act") and the Trust and Trinidad Drilling have conducted and will conduct their affairs so as to enable the Trust to continue to qualify as a mutual fund trust under the Tax Act, including (in the case of the Trust) by limiting its activities to investing the property of the Trust in common shares of Trinidad Drilling, the Notes and other property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(f) Trinidad Drilling will not carry on business or undertake any activity except as permitted under its articles of amalgamation, as from time to time in effect;

(g) the Offered Units sold pursuant to this Agreement will, at the Closing Time, be duly and validly issued as fully paid and non-assessable Trust Units;

(h) each of the Trust and Trinidad Drilling has the necessary trust or corporate power and authority to execute and deliver the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and all necessary trust or corporate action has been, or will at the appropriate time be, taken by each of the Trust and Trinidad Drilling to authorize the execution and delivery by it of such documents and the filing thereof, as the case may be, in each of the Provinces under the Securities Laws;

(i) this Agreement has been duly authorized, executed and delivered by the Trust and Trinidad Drilling and constitutes a legal, valid and binding obligation of the Trust and Trinidad Drilling enforceable in accordance with its terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to section 8.1(e);

(j) the execution and delivery of this Agreement, the performance by the Trust and Trinidad Drilling of their obligations hereunder, the sale by the Trust at the Closing Time of the Base Units and any Option Units and the delivery of such Offered Units at the Closing Time do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (i) any statute, rule or regulation applicable to the Trust or Trinidad Drilling, (ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or Unitholders, as the case may be, of the Trust or Trinidad Drilling which are in effect at the date hereof, (iii) any terms, conditions or provisions of any indenture, agreement or instrument to which either the Trust or Trinidad Drilling is a party or by which it is contractually bound as at the date hereof or the Closing Date, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling, or (iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Trinidad Drilling or their assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or

condition of the Trust or Trinidad Drilling; and will not, other than as disclosed in writing to the Underwriters by the Trust, result in the creation or imposition of any lien, charge or encumbrance upon any assets of the Trust or Trinidad Drilling pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust or Trinidad Drilling is a party or by which it is bound or to which any of the assets of the Trust or Trinidad Drilling is subject;

(k) the Trust is authorized to issue an unlimited number of Trust Units of which 32,343,510 are issued and outstanding as at July 9, 2004 and 4,755,568 are reserved for issuance as at July 9, 2004 (not taking into account the Offered Units);

(l) Trinidad Drilling will, on or prior to the Closing Time, be authorized to issue the Series B Exchangeable Shares;

(m) the Trust is the registered and beneficial holder of all of the issued and outstanding common shares and Notes issued by Trinidad Drilling free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus, and any Prospectus Amendment, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Trust or Trinidad Drilling all or any issued or unissued shares or other securities of Trinidad Drilling;

(n) no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase Trust Units except for an aggregate of 207,213 Trust Units issuable pursuant to Trinidad Drilling's stock option plan and trust unit rights incentive plan and up to 2,339,769 Trust Units issuable pursuant to the terms of the Exchangeable Shares, Initial Series as of July 9, 2004 and up to 1,641,026 Trust Units initially issuable pursuant to the terms of the Series B Exchangeable Shares to be issued at the Closing Time;

(o) except such as shall have been made or obtained at or before the Closing Time under the applicable Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Trinidad Drilling of this Agreement, the Exchangeable Share Agreements, the Management Agreement, the sale of the Offered Units as contemplated herein, or the consummation by the Trust and Trinidad Drilling of the transactions contemplated herein;

(p) neither the Trust nor Trinidad Drilling is in violation of its constating documents or by-laws and each of the Trust and Trinidad Drilling is not in default in the performance or observance of any material obligation, agreement, covenant or

condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its assets is subject, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling;

(q) to the best of the knowledge of the Trust and Trinidad Drilling, as at the date hereof, not more than 30% of the issued and outstanding Trust Units are beneficially owned by non-residents (as defined in the Tax Act);

(r) the Trust is a reporting issuer (or equivalent) under the securities laws of each of the Provinces of Canada, and is not in default of any material requirement of the Securities Laws or the rules of the Exchange;

(s) the books and records of the Trust and Trinidad Drilling made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Trust and Trinidad Drilling and contain copies of all meetings (or certified copies thereof) of the Unitholders, shareholders, the board of directors and all committees of the board of directors of such entities, as applicable, and there have been no other meetings, resolutions or proceedings of the Unitholders, shareholders, board of directors or any committee of the board of directors, as the case may be, to the date of review of such records and books not reflected in such books and other records other than those which have been disclosed to the Underwriters;

(t) Trinidad Drilling has good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing is referred to as the "Interest") and its Interest is free and clear of adverse claims, except as disclosed in the Preliminary Prospectus, the Prospectus, and any Prospectus Amendment or those arising in the ordinary course of business, which are not material in the aggregate;

(u) the Trust Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Trinidad Drilling as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Trinidad Drilling as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(v) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Bear Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other

information purported to be shown therein of Bear as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Bear as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(w) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Saturn Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Saturn as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Saturn as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(x) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Arrow Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Arrow as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Arrow as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(y) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Wilson Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Wilson as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Wilson as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(z) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Trinidad Drilling, Bear, Saturn, Arrow and Wilson and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(aa) the information and statements as filed with the Securities Commissions as at the date hereof, as they relate to the Trust and Trinidad Drilling, are true, correct and complete in all material respects and do not contain any material misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to either the Trust or Trinidad Drilling which has not been disclosed to the Securities Commissions, and the Trust has not filed any confidential material change reports which continue to be confidential;

(bb) except as disclosed in the public record, subsequent to December 31, 2003:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital or control of the Trust or Trinidad Drilling; and

(ii) the Trust and Trinidad Drilling have carried on business in the ordinary course;

(cc) there are no actions, suits or proceedings, whether on behalf of or against the Trust or Trinidad Drilling pending or, to the knowledge of the Trust or Trinidad Drilling, threatened against or affecting the Trust or Trinidad Drilling at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign which in any way materially adversely affect the business and affairs of the Trust or Trinidad Drilling;

(dd) neither the Trust nor Trinidad Drilling has any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the assets of the Trust or Trinidad Drilling;

(ee) except as disclosed in the Trust Financial Information, neither the Trust nor Trinidad Drilling has any material contingent liabilities;

(ff) as at the date of this Agreement, no insider of the Trust has advised the Trust of their intention to sell any securities of the Trust;

(gg) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust and Trinidad Drilling, contemplated or threatened;

(hh) the Trust Units have the attributes as set forth in the Prospectus;

(ii) Trinidad Drilling and Trinidad Exchange Corp. are the only subsidiaries of the Trust (other than the wholly owned subsidiaries of the Trust to be formed as contemplated by the Wilson Purchase Agreement), and neither Trinidad Drilling nor Trinidad Exchange Corp. has any subsidiaries;

(jj) with such exceptions as are not material to the Trust and Trinidad Drilling (taken as a whole), each of the Trust and Trinidad Drilling has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Trinidad Drilling and to the best of the knowledge, information and belief of the Trust and Trinidad Drilling there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Trinidad Drilling in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments by way of such authority other than as disclosed or provided for in the Trust Financial Information;

(kk) except to the extent that such non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or conditions of the Trust and Trinidad Drilling (taken as a whole), the Trust and Trinidad Drilling are in compliance with the terms and conditions of the Trust Indenture, the Credit Agreement, the Note Indenture and the Wilson Purchase Agreement and each of the Trust Indenture, Credit Agreement, Note Indenture and the Wilson Purchase Agreement is a legal, valid and binding obligation of the Trust and Trinidad Drilling, as applicable, enforceable in accordance with its terms;

(ll) subsequent to the filing of the Articles of Amendment for Trinidad Drilling in order to create the Series B Exchangeable Shares, the execution, delivery, performance of and compliance by Trinidad Drilling or any of its subsidiaries with the terms of the Wilson Purchase Agreement and the Management Agreement do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with any of the terms, conditions or provisions of Trinidad Drilling's or any of its subsidiaries' or the Trust's (as applicable) articles, by-laws, or resolutions of its Unitholders, shareholders or directors (or any committee thereof), or the Trust Indenture, any indenture, agreement or instrument to which Trinidad Drilling, any of its subsidiaries or the Trust is a party or by which Trinidad Drilling, any of its subsidiaries or the Trust is bound;

(mm) the Exchangeable Share Agreements will, when executed by the parties thereto at the Closing Time, constitute, legal, valid and binding obligations of the Trust and Trinidad Drilling, as applicable and be enforceable against the Trust and Trinidad Drilling, as applicable in accordance with the terms thereof subject to the qualifications set forth in the opinion of counsel delivered pursuant to section 8.1(e);

(nn) the Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain a description of the Wilson Acquisition which will constitute full, true and plain disclosure of all material facts related thereto;

(oo) the representations and warranties of Trinidad Drilling in the Wilson Purchase Agreement, a true copy of which has been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Trinidad Drilling or the Trust;

(pp) neither the Trust nor Trinidad Drilling has any reason to believe that the representations and warranties of Wilson in the Wilson Purchase Agreement are not true and correct as of the date hereof or that Wilson is in breach of any of its covenants in the Wilson Purchase Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Trinidad Drilling or Wilson; and

(qq) the definitive form of certificates for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange.

6.2 The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders; provided that the Trust may: (a) pay on or about July 15, 2004 to Unitholders of record on June 30, 2004 a distribution of $0.055 per Trust Unit; and (b) declare and establish a record date for any subsequent distribution if that record date occurs after the Closing Time.

The Trust acknowledges that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the increased distribution of $0.06 per Trust Unit, the intention of which the Trust announced on July 8, 2004, to be payable on or about August 15, 2004 to Unitholders of record on July 30, 2004 be paid on the Offered Units sold prior to the Closing Date. The Trust and Trinidad Drilling agree that if for any reason the Closing Date occurs after July 30, 2004, the Trust and Trinidad Drilling shall, at the request of the Underwriters, reduce the purchase price for the Offered Units purchased hereunder by the amount of such distribution and any other distributions that would have been payable in respect of such Offered Units if the Closing Date had occurred on or before July 30, 2004, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectus and in any other documents or arrangements may be effected.

6.3 The Trust and Trinidad Drilling covenant and agree with and in favour of the Underwriters that the purchase price for the Offered Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7. Closing

7.1 The closing of the purchase and sale of the Base Units and any applicable Option Units shall take place at the Closing Time at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta. At the Closing Time the Trust shall deliver to the Lead Underwriter, on behalf of the Underwriters, a certificate representing the Offered Units purchased by the Underwriters at the Closing Time registered in the name of "Raymond James Ltd." or in such other name or names as Raymond James Ltd. may notify the Trust not later than noon (Calgary time) on the second Business Day immediately preceding the Closing Date, against payment in full by the Underwriters to the Trust or as the Trust may otherwise direct of the purchase price therefor less the amount of the Underwriting Fee and estimated Underwriters' expenses by wire transfer in immediately available Canadian funds. Such certificate shall be immediately exchanged for certificates representing the same aggregate number of Offered Units which will be released that day at such of the principal offices of Valiant Trust Company in the cities of Calgary and Toronto and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or their agents in sufficient time prior to the Closing Date to permit such release. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

8. Conditions Precedent

8.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this Agreement, which conditions each of the Trust and Trinidad Drilling covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, Trinidad Drilling (on its own behalf and on behalf of the Trust) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by the Chairman and Chief Executive Officer and Chief Financial Officer of Trinidad Drilling, or by such other officers as the Underwriters may approve, certifying that:

(i) the Trust and Trinidad Drilling have complied in all material respects with all terms and conditions of this Agreement to be complied with by them at or prior to the Closing Time;

(ii) except for changes contemplated by this Agreement, the representations and warranties of the Trust and Trinidad Drilling contained herein are true and correct, in all material respects, as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in the Trust Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened;

(iv) there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or Trinidad Drilling from that disclosed in the Prospectus or any Prospectus Amendment; and

(v) the Prospectus contains no material misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Trust, Trinidad Drilling and the Offered Units;

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Offered Units have been conditionally approved for listing on the Exchange and will, as to the Offered Units issued on the Closing Date, be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received a letter of the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors and Wilson's Auditors updating the letters referred to in section 3.1(d) above to the Closing Time, such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors and Wilson's Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(d) the Wilson Acquisition shall have been completed, but for the payment of some or all of the net proceeds from the Offering and the completion of such other matters or transactions as the Underwriters may reasonably agree to;

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Trust from Blake, Cassels & Graydon LLP and on behalf of the Underwriters from Macleod Dixon LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limitation, the issue of the Offered Units and their offering and sale as contemplated by the Prospectus and certain matters related to the creation and issuance of the Series B Exchangeable Shares;

(f) at the Closing Time, the Underwriters shall have received a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from Quebec counsel to the Trust regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, but excluding any Financial Information, as to which no opinion need be expressed by such Quebec counsel); and

(g) at the Closing Time, the Underwriters shall have received all such other documentation in form and substance satisfactory to the Underwriters, acting reasonably as the Underwriters may reasonably request.

8.2 It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, Trinidad Drilling, the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors, Wilson's Auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

9. Distribution of Offered Units

9.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms") to the public in the Provinces, upon the terms and conditions set forth in the Prospectus and this Agreement only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Units under the laws of any jurisdiction other than the Provinces, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. For purposes of this section 9, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution by duly qualified investment dealers and brokers under the applicable Securities Laws in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision documents issued by the ASC under the Mutual Reliance Review System) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any Selling Firms to complete the distribution of the Offered Units as soon as possible after the Closing Time.

9.2 The Underwriters agree and will require each of the other Selling Firms to agree in connection with the offer and sale of the Offered Units, to comply with all applicable Securities Laws.

9.3 Notwithstanding the foregoing provisions of this section 9, no Underwriter shall be liable to the Trust or Trinidad Drilling under this section 9 as a result of the violation by another Underwriter or Selling Firm under this section 9 if the former Underwriter is not also in default.

10. Indemnification by the Trust and Trinidad Drilling

10.1 Each of the Trust and Trinidad Drilling (collectively the "Indemnitors"), jointly and severally, hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") from and against all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages and expenses (including for greater certainty all such liabilities, claims, losses, costs, fines, penalties,

damages or expenses suffered by or made against any Underwriter or its directors, officers, employees, agents or controlling persons by any person who may attract or be subject to liability as an underwriter) (collectively, a "Claim") to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of or default under any representation, warranty or covenant or agreement of the Trust or Trinidad Drilling in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute Underwriters' Information contained in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or to be or be alleged to be untrue;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriters' Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters' Information) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws in connection with the transaction contemplated herein (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or distribution of the Offered Units or any of them in any of the Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust's non-compliance with any requirement to make any document available for inspection;

however, no Indemnified Party who has engaged in any fraud, negligence, willful misconduct or fraudulent misrepresentation or who has breached any of the covenants herein provided for or of

Securities Laws or other laws in connection with the transaction contemplated herein shall be entitled, to the extent that the Claim was caused, directly or indirectly, by such activity, to claim indemnification from the Trust or Trinidad Drilling. The Trust and Trinidad Drilling shall not be liable for any settlement of any Claim effected without their written consent.

10.2 If any Claim is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 10 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify Trinidad Drilling (on behalf of the Indemnitors) as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this section 10 except to the extent that such failure prejudices the Indemnitor's ability to defend such Claim) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

10.3 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) neither the Trust nor Trinidad Drilling assumes the defence of such Claim on behalf of the Indemnified Party within 10 Business Days of Trinidad Drilling receiving notice of such Claim; (ii) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Trust shall not have the right to assume that defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party) provided that the Indemnitors shall not in connection with any one such action in the same jurisdiction be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

10.4 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

10.5 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 10

and section 11 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

10.6 The rights of indemnity contained in this section 10 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus shall not apply if the Trust has complied with section 3 and section 4 and the person asserting such Claim was not provided with a copy of the Prospectus Amendment which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such Claim would have no basis had such delivery been made.

10.7 The rights and remedies of the Underwriters set forth in sections 10, 11 and 15 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnities provided in section 10 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages or expenses of the nature contemplated in section 10 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Underwriters' Fee payable by the Trust to the Underwriters bears to the gross proceeds raised from the sale of the Offered Units to the Underwriters and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, to the Indemnitors any amounts in excess of such aggregate fee or any portion thereof actually received. However, no party who has engaged in any negligence, fraud or fraudulent misrepresentation shall be entitled, to the extent that the Claim was caused by such activity, to claim contribution from any person who has not engaged in such negligence, fraud or fraudulent misrepresentation.

11.1 The rights to contribution provided in this section 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law; and shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of any Underwriter; (ii) acceptance of any Offered Units and payment thereof; or (iii) any termination of this Agreement.

11.2 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 11.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 11.1; and

(b) the amount of the aggregate fee actually received by the Underwriters hereunder minus any amount paid or payable by the Underwriters by way of contribution to any other person hereunder or under any other agreement relating to the offering of Offered Units.

11.3 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give Trinidad Drilling notice thereof in writing as soon as reasonably possible, but failure to notify Trinidad Drilling shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 11 except to the extent that such failure prejudices the ability of the Indemnitors to defend such claim.

11.4 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust or Trinidad Drilling by reason of or arising from any misrepresentation contained in the Prospectus or any Prospectus Amendment, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters' Information contained in such document or any failure by the Underwriters to provide to prospective purchasers of the Offered Units any document which the Trust has provided to the Underwriters (within the time required and otherwise in accordance with this Agreement) to provide such prospective purchasers.

12. Expenses

12.1 Whether or not the transactions contemplated herein shall be completed, the Trust will be responsible for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to Trinidad Drilling and the Trust (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), auditors, transfer agents and outside consultants, filing fees, printing fees, the costs and expenses of qualifying the Prospectus in each of the Provinces, the cost of preparing record books for all of the parties to this Agreement and their respective counsel, the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the reasonable fees and expenses of counsel to the Underwriters), information meetings and travel upon presentation of reasonable evidence of such expenses.

13. Covenants of the Underwriters

13.1 The Lead Underwriter, on behalf of the Underwriters, shall: (a) give prompt notice to the Trust when, in the opinion of the Underwriters, distribution of the Offered Units has ceased; (b) within 30 days of the completion of the distribution of the Offered Units, provide to the Trust a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and (c) forthwith after distribution of

the Offered Units has been completed, notify each Securities Commission, where required, of the number of Offered Units sold in the relevant Province.

13.2 Trinidad Drilling, the Trust and the Underwriters acknowledge and agree that none of the Offered Units has been or will be registered with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and each of the Underwriters hereby represents and covenants that neither they nor any of their affiliates, nor any person acting on their behalf has made or will make any offer to sell or solicit of any offer to buy any of the Offered Units in the United States of America, its territories and possessions, any state of the United States, or the District of Columbia (collectively, the "United States"), or to anyone who they have reason to believe is a resident of the United States.

14. Nature and Survival of Representations, Warranties, Covenants and Indemnity

14.1 All representations, warranties, covenants, obligations and agreements of each of the Trust and Trinidad Drilling herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

15. Termination Rights

15.1 The obligation of the Underwriters to purchase the Base Units and any applicable Option Units shall be subject to the accuracy, in all material respects, as of the Closing Time of the representations and warranties of each of the Trust and Trinidad Drilling contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance, in all material respects, by each of the Trust and Trinidad Drilling of and with its covenants herein contained.

15.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or Trinidad Drilling, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase any Offered Units by giving written notice to that effect to the Trust and Trinidad Drilling at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectus or any Prospectus Amendment shall constitute a waiver of or estoppel against the Underwriters.

15.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) under or pursuant to any statute of Canada or any of the Provinces or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Trust (on a consolidated basis), or otherwise, which in the reasonable opinion of the Underwriter may prevent or operate to prevent or restrict the distribution of, or trading in, the Offered Units or the trading in any other securities of the Trust;

(b) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the Underwriter's opinion, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Trust or Trinidad Drilling (on a consolidated basis);

(c) if, during the period from the date of this Agreement to the Closing Time, there shall occur any event or change, or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or Trinidad Drilling or the Underwriters shall become aware of, as a result of the completion of the Underwriters' due diligence investigations or otherwise, any material fact with respect to the Trust or Trinidad which had not been publicly disclosed prior to the date hereof which, in the Underwriter's opinion, acting reasonably, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(d) if, during the period from the date of this Agreement to the Closing Time, there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in their or its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units; or

(e) if, during the period from the date of this Agreement to the Closing Time, the Underwriters shall become aware of any material adverse information or fact with respect to the Trust or Trinidad Drilling which had not been publicly disclosed prior to the date of this Agreement, which in the Underwriter's opinion, acting reasonably, may seriously adversely affect the value or market price of the Offered Units or the investment quality or marketability of the Offered Units.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to this section 15.3, there shall be no further liability on the part of that Underwriter or of the Trust to that Underwriter, except in accordance with section 15.4.

15.4 If an Underwriter elects to terminate its obligation to purchase the Base Units and any applicable Option Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Trinidad Drilling, the liability of the Trust and Trinidad Drilling hereunder shall be limited to the indemnity referred to in section 10, the contribution rights referred to in section 11 and the payment of expenses referred to in section 12.

15.5 The rights of termination contained in this section 15 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust or Trinidad Drilling provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 15 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 16.2 shall apply.

15.6 The execution of any Prospectus Amendment in respect of any material change and the continued offering of the Offered Units, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 15.

16. Obligations of the Underwriters

16.1 The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) subject to the remainder of this section 16.1, each of the Underwriters shall be obligated to purchase only the percentage of the total number of Base Units and any applicable Option Units set forth opposite their names set forth in this section 16.1;

(b) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase (the "Refused Units") is not more than 12% of the Offered Units to be purchased, the non-defaulting Underwriters shall be entitled to purchase such Refused Units *pro rata* to the respective percentages set forth opposite their names in this section 16.1, provided however, that if any of the non-defaulting Underwriters does not elect to purchase their applicable percentage of the total number of Refused Units the Lead Underwriter shall be entitled to purchase such Refused Units. If the Lead Underwriter does not elect to purchase the Refused Units each of the non-defaulting Underwriters shall remain severally obligated, subject to the terms hereof, including without limitation any

termination rights of such non-defaulting Underwriters, to purchase its respective share of the Base Units and any Option Units but will have no obligation to purchase the Refused Units which will not be purchased hereunder; and

(c) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase is more than 12% of the Offered Units to be purchased, the non-defaulting Underwriters who shall be willing and able to purchase their own applicable percentages of the total number of Base Units and any applicable Option Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time and there shall be no further liability of such Underwriters to the Trust except pursuant to section 11 hereof,

provided that, notwithstanding the provisions of paragraph (c) of this section 16.1, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Base Units and any applicable Option Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Base Units and any applicable Option Units.

The applicable percentage of the total number of Base Units and any applicable Option Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Raymond James Ltd.	39.0%
CIBC World Markets Inc.	15.0%
TD Securities Inc	15.0%
Haywood Securities Inc.	11.0%
First Associates Investments Inc.	8.0%
Desjardins Securities Inc.	4.0%
Dundee Securities Corporation	4.0%
FirstEnergy Capital Corp.	4.0%
	100.0%

16.2 Nothing in this section 16 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Base Units and any applicable Option Units or shall relieve any Underwriter in default from liability to the Trust or Trinidad Drilling or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or Trinidad Drilling of their obligations under this Agreement, there shall be no further liability on the part of the Trust or Trinidad Drilling to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 and 12.

17. Notices

17.1 Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or Trinidad Drilling to Trinidad Drilling at #1810, 540 - 5th

Avenue S.W., Calgary, Alberta, T2P 0M2 Attention: Brent J. Conway (telecopier no. (403) 265-4168) with a copy to Blake, Cassels & Graydon LLP, #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 3J8, Attention: Scott W. N. Clarke (facsimile no. (403) 260-9700) and in the case of notice to the Underwriters, to Raymond James Ltd. at #2500, 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Attention: Jason Holtby (telecopier no. (403) 509-0535) with a copy to Macleod Dixon LLP, #3700, 400 – 3rd S.W., Calgary, Alberta, T2P 4H2, Attention: Kent D. Kufeldt (telecopier no. (403) 264-5973). The Trust, Trinidad Drilling and the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

18. Authority to Act on Behalf of Underwriters

18.1 The Trust and Trinidad Drilling shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 15, which notice may be given by any Underwriter, or an agreement of settlement given under section 10 which may be given only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication.

19. Over-Allotment/Stabilization

19.1 In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Offered Units at levels other then those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

20. Further Offerings

20.1 The Trust shall not issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period commencing on the date hereof and continuing until 90 days following the Closing Date without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust nor will it apply to the Exchangeable Shares, Initial Series or the Series B Exchangeable Shares and their underlying Trust Units.

21. Severability

21.1 If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

22. Governing Laws

22.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

23. Time of the Essence

23.1 Time shall be of the essence hereof.

24. Currency

24.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

25. Parties to Act Reasonably

25.1 In exercising rights or making decisions under the agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

26. Entire Agreement

26.1 It is understood and agreed that the terms and conditions of this Agreement supersede any previous verbal or written agreements with respect to the subject matter hereof.

27. Counterparts

27.1 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.

28. Contracts of the Trust

28.1 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture.

If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and Trinidad Drilling, please signify acceptance by executing a copy of this letter where indicated below and returning it to Raymond James Ltd.

Yours very truly,

RAYMOND JAMES LTD.

By: *"Edward J. Bereznicki"*

CIBC WORLD MARKETS INC.

By: *"Arthur Korpach"*

TD SECURITIES INC.

By: *"Gregory B. Saksida""*

HAYWOOD SECURITIES INC.

By: *"David G. McGorman"*

FIRST ASSOCIATES INVESTMENTS INC.

By: *"John M. Peltier"*

DESJARDINS SECURITIES INC.

By: *"Jake A. Herman"*

DUNDEE SECURITIES CORPORATION

By: *"Ali A. Bhojani"*

FIRSTENERGY CAPITAL CORPORATION

By: *"Hugh R. Sanderson"*

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST by TRINIDAD DRILLING LTD.	**TRINIDAD DRILLING LTD.**
By: *"Lyle Whitmarsh"*	By: *"Lyle Whitmarsh"*
By: *"Brent J. Conway"*	By: *"Brent J. Conway"*

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: MONDAY, JULY 12, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FILING OF PRELIMINARY PROSPECTUS

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce it has filed the preliminary prospectus for the $25 million bought deal financing announced on July 8, 2004 and has increased the underwriters' option, from 150,000 trust units to 250,000 trust units. The offering is subject to normal regulatory approvals and is expected to close on or about July 27, 2004. Raymond James Ltd. is acting as lead underwriter for the offering.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island have been issued for a preliminary Short Form Prospectus of the above issuer dated July 12, 2004.

DATED at Calgary, Alberta this July 12, 2004.

Alberta Securities Commission

Per: *"Mavis Legg"*
Mavis Legg
Manager, Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 666478



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

Receipt for a Preliminary Short Form Prospectus dated **July 12th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **12th** day of **July, 2004**.

"Frank A. Mader"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**666478**

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipt of the regulator in each of Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated July 12, 2004.

DATED at Calgary, Alberta this July 13, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00666478

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Trinidad Energy Services Income Trust (the "Trust")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. Date of Material Change:

July 8, 2004

3. Press Release:

Press releases were issued on July 8, 2004 and July 12, 2004.

4. Summary of Material Change:

On July 8, 2004, Trinidad Drilling Ltd. ("Trinidad") entered into an asset purchase agreement (the "Asset Purchase Agreement") with Wilson Drilling Ltd. ("Wilson"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad agreed to acquire substantially all of the drilling assets of Wilson (the "Wilson Acquisition"). The purchase price (the "Purchase Price") to be paid to Wilson pursuant to the Asset Purchase Agreement is $32,000,000, payable in both cash (the "Cash Portion") and the issuance by Trinidad of exchangeable shares, series B (the "Series B Exchangeable Shares").

In addition, on July 8, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters (as defined below) in respect of an offering (the "Offering") of 3,205,129 trust units of the Trust ("Trust Units") at a price of $7.80 per Trust Unit for gross proceeds of $25,000,006. The Offering will be underwritten by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "Underwriters"). In addition, the Trust has granted to the Underwriters an option (the "Option") to purchase, at closing, up to an additional 250,000 Trust Units at a price of $7.80 per Trust Unit.

5. Full Description of Material Change:

On July 8, 2004, Trinidad entered into the Asset Purchase Agreement with Wilson pursuant to which Trinidad agreed to the Wilson Acquisition.

The Purchase Price of $32,000,000 is payable by a Cash Portion of $19,200,000 and by the issuance by Trinidad of 1,641,026 Series B Exchangeable Shares at a price of $7.80 per Series B Exchangeable Share.

At the closing of the Wilson Acquisition (the "Wilson Closing"), $3,000,000 of the Cash Portion will be held in trust by Wilson's counsel, as a deposit against any of the assets being missing, not in good operating condition or subject to encumbrance. Trinidad will have 30 days from the date of the Wilson Closing to inspect such assets and will be reimbursed from such $3,000,000 for the

fair market value of any missing assets, the cost to bring any other assets into good operating condition, and the amount required to give free and clear title to all of the assets. The remainder of such $3,000,000 will be paid to Wilson.

Each Series B Exchangeable Share is exchangeable, without payment of any additional consideration, at the option of the holder for one Trust Unit (subject to adjustment under certain conditions) at any time prior to the date that is five years from the Wilson Closing (the "Exchange Ratio"). The Series B Exchangeable Shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, subsequent to the Wilson Closing and prior to the exchange of the Series B Exchangeable Shares.

In addition, on July 8, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters in respect of the Offering, and have granted the Option to the Underwriters.

The net proceeds of the Offering will be used by the Trust to subscribe for additional unsecured, subordinated notes issued by Trinidad. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Wilson Acquisition and to reduce its debt under an existing loan agreement.

The closing of the Wilson Acquisition and the Offering are expected to occur concurrently on or about July 27, 2004. Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event the Offering is not completed, the Wilson Acquisition will not be completed.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Date of report:

July 13, 2004

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-2338

NUMÉRO DE PROJET SÉDAR: 666478

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Trinidad Energy Services Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 12 juillet 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 13 juillet 2004
Date du visa

(s) Eve Poirier
Eve Poirier
Chef du Service du financement des sociétés

/jg


TRINIDAD
ENERGY SERVICES INCOME TRUST

NOTICE ANNUELLE DE RENOUVELLEMENT

pour l'exercice terminé le 31 décembre 2003

Le 19 mai 2004

TABLE DES MATIÈRES

GLOSSAIRE

À moins que le contexte s'y oppose, dans la présente notice annuelle, les termes et abréviations suivantes ont le sens qui leur est donné ci-dessous :

ABCA La *Business Corporations Act* (Alberta) et les règlements pris aux termes de celle-ci, dans leur version modifiée à l'occasion.

AcquisitionCo Trinidad Acquisition Corp., société par actions constituée sous le régime de l'ABCA, qui appartenait en propriété exclusive à la Fiducie. Trinidad et elle ont fusionné le 17 septembre 2002 aux termes de l'arrangement.

acquisition d'Arrow A le sens qui lui est attribué sous la rubrique « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

acquisition de Bear A le sens qui lui est attribué sous la rubrique « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

acquisition de Saturn A le sens qui lui est attribué sous la rubrique « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

acte de fiducie L'acte de fiducie intervenu en date du 1er août 2002 entre Trinidad et le fiduciaire, tel qu'il peut être modifié, étoffé ou mis à jour à l'occasion.

actions de Trinidad Les actions ordinaires du capital-actions de Trinidad, comme il est constitué à la date des présentes.

activités Les activités qu'exerce actuellement Trinidad, qui comprennent la prestation de services et la fourniture d'équipement de forage et de reconditionnement à des sociétés d'exploration et de production gazières et pétrolières en exploitation dans l'Ouest canadien.

arrangement A le sens qui lui est attribué sous la rubrique « Évolution générale de la Fiducie – L'arrangement ».

Arrow Arrow Drilling Inc., société constituée en vertu de l'ABCA.

Bear Bear Drilling Ltd., société par actions prorogée sous le régime de l'ABCA.

billets Les billets subordonnés non garantis émis par Trinidad à la Fiducie aux termes de l'arrangement, d'un montant en capital global de 107 082 402,90 $

conseil d'administration Le conseil d'administration de Trinidad comme il est constitué à l'occasion.

direction La direction de Trinidad.

droit Droit d'acquisition de parts conformément au régime de primes sous forme de droits de souscriptions de parts de Trinidad, adopté par les porteurs d'actions de Trinidad le 9 juin 2003.

FERR Des fonds enregistrés de revenu de retraite.

fiduciaire Valiant Trust Company, en qualité de fiduciaire aux termes de l'acte de fiducie.

Fiducie Trinidad Energy Services Income Trust.

investissements permis (i) des obligations émises ou garanties par le gouvernement du Canada ou de l'une des provinces du Canada ou par un organisme ou un intermédiaire de ceux-ci; (ii) des dépôts à terme, des certificats de placement garantis, des certificats de dépôt ou des acceptations bancaires d'une banque à charte canadienne ou d'autres institutions financières ou garanties par une banque à charte canadienne ou d'autres institutions financières, dont les titres d'emprunt à court terme ou les dépôts ont reçu au moins la note « A » ou l'équivalent de

Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited; et (iii) du papier commercial ayant reçu au moins la note « A » ou l'équivalent de Dominion Bond Rating Service Limited, échéant dans chaque cas dans les 180 jours suivant la date d'acquisition.

investissement ultérieur Les titres de Trinidad et les titres de toute autre entité, y compris des personnes morales, des sociétés de personnes ou des fiducies, et tout autre investissement ou bien décrit à l'alinéa 132(6)b) de la LIR (y compris un investissement ou un bien acquis directement ou indirectement par suite de l'émission de parts).

LIR La *Loi de l'impôt sur le revenu* (Canada) et les règlements pris aux termes de celle-ci, dans sa version modifiée à l'occasion.

membre du groupe (*affiliate*) et autres expressions semblables Ont le sens qui leur est attribué dans la *Securities Act* (Alberta), dans sa version modifiée, sauf indication contraire aux présentes.

non-résident Non-résident du Canada au sens de la LIR.

option Une option visant l'acquisition de parts conformément au régime d'options d'achat d'actions de Trinidad, adopté par les porteurs des actions de Trinidad le 3 mai 2001.

parts Les parts du capital de la Fiducie, comme il est constitué à la date des présentes.

personne Une personne physique ou morale, y compris une société par actions, une société de personnes, une fiducie, une entreprise à propriétaire unique ou non, une association, un fiduciaire, un liquidateur, un administrateur judiciaire, un représentant légal, un organisme gouvernemental, une autorité réglementaire ou une autre entité, désignée ou constituée de quelque manière que ce soit.

personne qui a un lien (*associate*) et autres expressions semblables Ont le sens qui leur est attribué dans la *Securities Act* (Alberta), dans sa version modifiée, sauf indication contraire aux présentes.

porteur de parts Un porteur de parts.

quote-part d'un montant donné à l'égard d'un porteur d'une part à tout moment, le produit obtenu en multipliant le nombre de parts dont ce porteur est propriétaire à ce moment par le quotient obtenu en divisant le montant en cause par le nombre total de parts émises et en circulation à ce moment.

REEE Des régimes enregistrés d'épargne-études.

REER Des régimes enregistrés d'épargne-retraite.

régimes différés Collectivement, les REER, les FERR, les RPDB et les REEE.

résolution ordinaire Une résolution approuvée à une assemblée des porteurs de parts et des porteurs de droits de vote spéciaux à plus de 50 % des voix exprimées à l'égard de la résolution par les porteurs de parts et les porteurs de droits de vote spéciaux, ou pour leur compte, présents en personne ou représentés par procuration à l'assemblée.

résolution spéciale Une résolution proposée comme résolution spéciale à une assemblée des porteurs de parts (y compris à une reprise de celle-ci en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie à laquelle au moins deux porteurs détenant au moins 5 % du nombre total de parts alors en circulation sont présents ou représentés par procuration et adoptée par le vote des porteurs d'au moins 66 2/3 % des parts représentées à l'assemblée et qui ont voté sur cette résolution lors d'un scrutin. Aux fins d'établir ce pourcentage, les porteurs des droits de vote spéciaux émis qui sont présents à l'assemblée sont réputés représenter des parts en circulation d'un nombre équivalant au nombre de voix rattachées à ces droits de vote spéciaux.

RPDB Des régimes de participation différée aux bénéfices.

Saturn Saturn Drilling Inc., société par actions constituée sous le régime de l'ABCA.

Trinidad Trinidad Drilling Ltd., société par actions fusionnée en vertu de l'ABCA et filiale en propriété exclusive de la Fiducie.

TSX La Bourse de Toronto.

STRUCTURE DE TRINIDAD ENERGY SERVICES INCOME TRUST

Trinidad Energy Services Income Trust

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société, régie par les lois de la province d'Alberta et créée aux termes de l'acte de fiducie. La Fiducie est propriétaire de la totalité des actions de Trinidad et des billets émis et en circulation. Trinidad exerce les activités.

Le bureau principal de la Fiducie est situé au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2, et son siège social, au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Les parts sont inscrites à la cote de la TSX.

Trinidad Drilling Ltd.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée. Le 11 mars 2004, Trinidad a modifié de nouveau ses statuts pour ajouter une catégorie d'actions que Trinidad est autorisée à émettre, soit les actions échangeables. Voir « Description générale de la structure du capital – Les actions échangeables ».

Avec prise d'effet à la fin de l'exercice 1999 de Trinidad, Trinidad a remplacé sa fin d'exercice du 30 novembre par le 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action de Trinidad et d'un demi-bon de souscription d'action de Trinidad, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9 millions de dollars.

Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000. Le 17 septembre 2002, Trinidad a fusionné avec AcquisitionCo et est devenue une filiale en propriété exclusive de la Fiducie aux termes de l'arrangement. Après l'arrangement, les actions de Trinidad ont été radiées de la cote de la TSX et la négociation des parts à la TSX a débuté.

Les fonctions de siège social et de bureau principal de Trinidad sont exécutées à son bureau situé au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2. Trinidad maintient aussi un bureau local à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

La structure organisationnelle simplifiée de la Fiducie, y compris la filiale importante de la Fiducie, et le mouvement des flux de trésorerie de Trinidad à la Fiducie et de la Fiducie à ses porteurs de parts figure ci-dessous :



Porteurs de parts
Parts (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust (Alberta)
Flux de trésorerie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd. (ABCA)

Notes :

(1) Les flux de trésorerie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à Trinidad de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces seront versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Politique de distribution ».

(4) Compte non tenu de la constitution de Trinidad ExchangeCo. Voir « Description des actions échangeables – Création des actions échangeables. ».

ÉVOLUTION GÉNÉRALE DE LA FIDUCIE

L'arrangement

Le 17 septembre 2002, Trinidad a été réorganisée, au moyen d'un plan d'arrangement conformément à l'ABCA, en une fiducie de revenu (l'*arrangement*) aux termes d'un contrat d'arrangement intervenu en date du 8 août 2002 entre Trinidad, AcquisitionCo et la Fiducie. L'arrangement a fait en sorte que les actionnaires de Trinidad ont reçu des parts en échange de leurs actions de Trinidad à raison de une pour une.

L'arrangement visait à transformer Trinidad de personne morale, axée sur la croissance au moyen du réinvestissement des flux de trésorerie, en fiducie, qui distribuerait une partie importante des flux de trésorerie reçus de sa société en exploitation aux porteurs de parts et qui conserverait une partie de ces flux de trésorerie pour des occasions de croissance choisies. La Fiducie a actuellement l'intention de distribuer aux porteurs de parts jusqu'à 75 % de ses fonds disponibles aux fins de distribution. Les distributions de la Fiducie aux porteurs de parts pour 2003 représentaient quelque 53 % des espèces disponibles aux fins de distribution. La Fiducie a commencé à verser des distributions mensuelles aux porteurs de parts en novembre 2002. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Politique de distribution ».

Conformément à l'arrangement, le conseil d'administration a délégué la supervision de la gestion et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Délégation d'autorité, gestion et gouvernance de la Fiducie ».

La Fiducie

La Fiducie a été créée le 17 septembre 2002 aux termes de l'acte de fiducie.

Le 10 avril 2003, la Fiducie a réalisé un appel public à l'épargne aux termes duquel elle a émis 4 615 385 parts au prix de 2,60 $ chacune pour un produit brut de 12 000 000 $. Le produit a servi à financer l'acquisition de Saturn. Voir « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

Le 15 juillet 2003, la Fiducie a réalisé un placement privé pris ferme dans le cadre duquel elle a émis 6 944 444 parts au prix de 3,60 $ chacune pour un produit brut de 24 999 998 $. Le produit a servi à financer une partie de l'acquisition de Bear. Voir « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

Le 19 novembre 2003, la Fiducie a réalisé un appel public à l'épargne dans le cadre duquel elle a émis 5 050 506 parts au prix de 4,95 $ chacune pour un produit brut de 25 000 005 $. Le produit a servi à financer la construction et l'acquisition de deux installations de forage télescopiques doubles pouvant atteindre une profondeur de 3 500 mètres. Voir « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

Le 15 mars 2004, la Fiducie a réalisé un appel public à l'épargne dans le cadre duquel elle a émis 4 096 154 parts au prix de 7,80 $ chacune pour un produit brut global de 30 000 001 $. Le produit a servi à financer l'acquisition d'Arrow. Voir « Description générale et évolution des activités de Trinidad – Acquisitions importantes et construction d'installations de forage ».

L'acte de fiducie

Généralités

La Fiducie a été constituée aux termes de l'acte de fiducie et est régie par celui-ci. La Fiducie est gérée par le conseil d'administration et des cadres dirigeants de Trinidad, non par un tiers, et elle ne paie aucuns frais de gestion.

Émission de parts

L'acte de fiducie prévoit que des parts et des droits, des bons, des options et d'autres titres visant l'obtention de parts, notamment par conversion ou échange, peuvent être créés et émis aux moments, selon les conditions et pour la contrepartie que le conseil d'administration peut fixer. Ces droits, bons, options ou autres titres ne seront pas réputés être des parts et leurs porteurs ne seront pas réputés être des porteurs de parts aux termes de l'acte de fiducie. En outre, la Fiducie peut émettre des débentures, des billets et d'autres titres de créance à l'occasion, selon les conditions et pour la contrepartie que le conseil d'administration peut fixer.

Distributions en espèces

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie tiré de l'intérêt reçu sur les billets ou de tout autre revenu d'intérêt, des dividendes reçus sur les actions de Trinidad ou d'autres dividendes, ainsi que des autres sommes que le conseil d'administration peut décider d'inclure ou de déduire, déduction faite des frais et des dettes de la Fiducie exigibles et courus et qui peuvent être portés en déduction du revenu net de la Fiducie. En outre, les porteurs de parts peuvent, au gré du fiduciaire, recevoir des distributions à l'égard des remboursements de capital des billets qu'effectue Trinidad à la Fiducie. Il est prévu toutefois que la Fiducie réinvestira une partie importante, si ce n'est la totalité, des remboursements de capital des billets dans des titres de Trinidad pour permettre à Trinidad d'effectuer des dépenses en immobilisations dans le but de développer les activités en vue d'accroître les flux de trésorerie que Trinidad tirera des opérations et ainsi d'éventuellement accroître les distributions futures aux porteurs de parts.

Droits de vote spéciaux

Afin que la Fiducie ait la flexibilité voulue pour tenter de réaliser des acquisitions d'entreprises, l'acte de fiducie prévoit la création de droits de vote spéciaux qui permettront à la Fiducie d'accorder des droits de vote aux porteurs des actions échangeables que pourraient émettre Trinidad ou d'autres filiales de la Fiducie en conférant aux porteurs de ces droits de vote spéciaux le nombre de voix, aux assemblées des porteurs de parts, que peut fixer le conseil d'administration par une résolution autorisant l'émission de ces droits de vote spéciaux.

Un nombre illimité de droits de vote spéciaux peuvent être créés et émis aux termes de l'acte de fiducie. Les porteurs de droits de vote spéciaux n'ont en soi aucun droit aux distributions de quelque nature que ce soit de la Fiducie ni aux participations véritables dans l'actif de la Fiducie à la fin de l'existence ou à la liquidation de la Fiducie. Les droits de vote spéciaux ne confèrent à leur porteurs aucun droit autre que celui de voter aux assemblées des porteurs de parts.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'encourra, à ce titre, de responsabilité contractuelle ou délictuelle de quelque nature que ce soit envers une personne relativement à la Fiducie ou à ses fonds, biens, éléments d'actif, obligations et affaires internes ou à l'égard des actes ou des omissions du fiduciaire ou d'une autre personne aux termes de l'acte de fiducie et, dans l'éventualité où un tribunal juge que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être exécutée qu'à l'encontre des fonds, biens et éléments d'actif de la Fiducie et ne sera acquittée que sur ceux-ci. Aux termes de l'acte de fiducie, la Fiducie indemnisera chaque porteur de parts des frais, dommages-intérêts, responsabilités, dépenses, charges ou pertes que celui-ci a subis en raison de l'absence de responsabilité limitée ou découlant de cette absence de responsabilité limitée.

La possibilité que la responsabilité personnelle des porteurs de parts soit engagée de la façon décrite ci-dessous est peu vraisemblable à la lumière du fait que la seule activité commerciale de la Fiducie est de détenir des titres et que toutes les opérations commerciales sont en fait menées par Trinidad. En outre, l'acte de fiducie prévoit que tous les contrats signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations ne lieront pas les porteurs de parts personnellement. Malgré le libellé de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés à l'égard des obligations de la Fiducie dans la même mesure qu'un actionnaire est protégé à l'égard des obligations d'une société par actions. Une responsabilité personnelle peut être engagée à l'égard de réclamations à l'encontre de la Fiducie (dans la mesure où la Fiducie ne les a pas réglées) qui ne découlent pas de contrats, y compris des réclamations en responsabilité civile délictuelle, des réclamations de créances fiscales et possiblement des réclamations à l'égard de certaines autres obligations prévues par la loi.

Les activités de la Fiducie et de Trinidad seront menées, suivant l'avis des conseillers juridiques, dans des territoires et d'une manière qui évitent autant que possible tout risque important de responsabilité de la part des porteurs de parts à l'égard de réclamations à l'encontre de la Fiducie, y compris en obtenant une assurance adéquate, si elle est disponible, pour l'exploitation de Trinidad et en concluant des contrats signés par la Fiducie ou pour son compte qui comprennent la disposition susmentionnée.

Droit de rachat

Les parts sont rachetables à tout moment sur demande de leurs porteurs inscrits moyennant remise à la Fiducie du ou des certificats attestant ces parts, accompagnés d'un avis dûment rempli et signé demandant le rachat (le *droit de rachat*). Dès que la Fiducie reçoit l'avis de rachat des parts, le porteur de celles-ci a le droit de recevoir un prix par part (le *prix de rachat du marché*) équivalant au moindre des montants suivants : (i) 90 % du *prix du marché* des parts sur le marché principal à la cote duquel les parts sont inscrites au cours de la période de 10 jours de bourse qui commence immédiatement après la date à laquelle les parts sont remises à la Fiducie en vue de leur rachat, et (ii) le *cours de clôture du marché* sur le marché principal à la cote duquel les parts sont inscrites à la date à laquelle les parts sont ainsi remises en vue de leur rachat.

Pour l'application de ce calcul, le *prix du marché* est égal à la moyenne simple des cours de clôture des parts de chaque jour de bourse où il y a eu un cours de clôture; toutefois, si la bourse ou le marché en cause n'affiche pas de cours de clôture mais affiche les cours extrêmes des parts négociées un jour donné, le prix du marché sera égal à la moyenne simple de la moyenne des cours extrêmes de chaque jour de bourse où des parts ont été négociées; et en

outre, si des parts ont été négociées à la bourse ou sur le marché en cause pendant moins de cinq des 10 jours de bourse, le prix du marché correspondra à la moyenne simple des cours suivants, établis pour chacun des 10 jours de bourse : la moyenne des derniers cours acheteur et des derniers cours vendeur de chaque jour où des parts n'ont pas été négociées, le cours de clôture des parts de chaque jour où des parts ont été négociées si la bourse ou le marché affiche un cours de clôture, et la moyenne des cours extrêmes des parts de chaque jour où des parts ont été négociées si le marché n'affiche que les cours extrêmes des parts négociées ce jour-là. Le *cours de clôture du marché* correspondra à un montant égal au cours de clôture des parts si des parts ont été négociées à cette date, à un montant égal à la moyenne des cours extrêmes des parts si des parts ont été négociées et que la bourse ou l'autre marché n'affiche que les cours extrêmes des parts négociées ce jour-là, et à la moyenne des derniers cours acheteur et des derniers cours vendeur si aucune part n'a été négociée ce jour-là.

Le prix de rachat du marché payable par la Fiducie à l'égard des parts remises en vue de leur rachat au cours d'un mois civil est réglé par chèque le dernier jour du mois suivant. Le droit des porteurs de parts de recevoir un chèque au rachat de leurs parts est assujetti à la restriction selon laquelle le montant total payable par la Fiducie à l'égard de ces parts et de toutes les autres parts remises en vue de leur rachat au cours du même mois civil et de tout mois civil précédent pendant de la même année ne peut dépasser 100 000 $; toutefois, Trinidad peut, à son gré, renoncer à cette restriction à l'égard de tout mois civil. Si cette restriction ne fait pas l'objet d'une renonciation, le prix de rachat du marché payable par la Fiducie à l'égard des parts remises en vue de leur rachat au cours d'un mois civil est versé le dernier jour du mois suivant, de l'une des façons suivantes : (i) la Fiducie distribue des billets, des actions de Trinidad ou d'autres investissements ultérieurs (collectivement, les *investissements*) d'un montant en capital total ou d'une juste valeur marchande totale, selon le cas, égal au prix de rachat du marché total des parts remises en vue de leur rachat, ou (ii) si Trinidad donne des directives en ce sens ou que la Fiducie ne détient pas d'investissements ayant un capital suffisant ou une juste valeur marchande suffisante, selon le cas, en circulation pour effectuer le paiement, la Fiducie émet, aux porteurs de parts qui ont exercé le droit de rachat, ses propres billets d'un capital total égal au prix de rachat du marché total des parts remises en vue de leur rachat, lesquels billets (les *billets de rachat*) ont des conditions essentiellement semblables à celles des billets, ou (iii) Trinidad, pour le compte de la Fiducie, peut, à son gré, choisir une combinaison des deux.

Si au moment où les parts sont remises par un porteur de parts en vue de leur rachat, les parts en circulation ne sont pas inscrites à la cote de la TSX et ne sont pas négociées ou inscrites à une autre bourse ou sur un autre marché qui, selon Trinidad et à sa seule appréciation, fournit des prix à la juste valeur marchande représentatifs pour les parts ou si la négociation normale des parts en circulation est suspendue ou arrêtée à une bourse à laquelle les parts sont inscrites ou, si elles ne sont pas inscrites, sur un marché sur lequel les parts sont inscrites, à la date à laquelle les parts sont remises en vue de leur rachat ou pendant plus de cinq jours de bourse pendant la période de 10 jours de bourse, commençant immédiatement après la date à laquelle les parts ont été remises en vue de leur rachat, alors, le porteur de parts aura le droit de recevoir, plutôt que le prix de rachat du marché, un prix par part (le *prix de rachat évalué*) équivalant à 90 % de leur juste valeur marchande établie par Trinidad et arrêtée à la date à laquelle les parts de fiducie ont été remises en vue de leur rachat. Le prix de rachat évalué payable par la fiducie à l'égard de parts remises en vue de leur rachat au cours de tout mois civil est réglé le dernier jour du troisième mois qui suit, au moyen, au choix de la Fiducie, (i) d'un paiement en espèces ou (ii) d'une distribution d'investissements ou de billets de rachat comme il est décrit ci-dessus.

Il est prévu que ce droit de rachat ne sera pas le principal mécanisme par lequel les porteurs des parts pourront aliéner leurs parts. Les investissements ou les billets de rachat qui peuvent être distribués *en nature* aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à la cote d'aucune bourse et on ne prévoit pas qu'un marché se créera pour ces investissements ou billets de rachat. Les investissements ou les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes différés.

Restrictions relatives aux porteurs non-résidents

Des non-résidents peuvent acheter et détenir des parts pourvu qu'ils ne soient pas les propriétaires véritables, au total, plus de la moitié des parts en circulation, comme il est décrit ci-dessous. La Fiducie peut fournir aux éventuels acquéreurs de parts non-résidents des conseils à l'égard de leur capacité d'acquérir des parts.

Certaines dispositions de la LIR exigent que la Fiducie ne soit pas créée ni maintenue principalement au profit de non-résidents. Par conséquent, afin de respecter ces dispositions, l'acte de fiducie prévoit des restrictions quant à la propriété des parts par des porteurs de parts non-résidents. Le porteur de parts peut être tenu de fournir au fiduciaire

une déclaration (une *déclaration de résidence*) précisant la propriété effective des parts de fiducie immatriculées au nom de ce porteur de parts et indiquant s'il est ou non un non-résident, et si le fiduciaire apprend, à l'aide des déclarations de résidence exigées ou autrement, que les propriétaires véritables de 40 % des parts alors en circulation sont ou peuvent être des non-résidents ou que cette situation est imminente, le fiduciaire exige par la suite des déclarations de résidence au moins chaque année dans le cadre de l'assemblée annuelle des porteurs de parts. Si le fiduciaire apprend à un moment quelconque, à l'aide des déclarations de résidence exigées relativement à la propriété effective ou autrement, que les propriétaires véritables de 49 % des parts alors en circulation sont ou peuvent être des non-résidents ou que cette situation est imminente, le fiduciaire peut l'annoncer publiquement et doit refuser toute souscription de parts d'une personne ou toute émission de parts ou inscription d'un transfert de parts à une personne, à moins que celle-ci ne fournisse une déclaration de résidence indiquant qu'elle n'est pas un non-résident. Si malgré ce qui précède, le fiduciaire juge que la majorité des parts sont détenues par des non-résidents, il peut envoyer un avis aux porteurs de parts non-résidents, selon l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière que le fiduciaire peut juger équitable et raisonnablement possible, exigeant qu'ils présentent une preuve qu'ils ne sont pas des non-résidents que le fiduciaire juge satisfaisante, ou encore qu'ils vendent leurs parts ou une partie précise de celles-ci au cours d'un délai prescrit d'au moins 60 jours. Si les porteurs de parts qui reçoivent l'avis n'ont pas vendu le nombre indiqué de parts ou n'ont pas fourni au fiduciaire une preuve satisfaisante qu'ils ne sont pas des non-résidents dans ce délai, le fiduciaire peut, pour le compte de ces porteurs de parts, vendre les parts et, dans l'intervalle, suspendre les droits de vote et de distribution rattachés à ces parts. La vente a lieu à l'une des bourses à la cote desquelles les parts sont alors inscrites et, dès que les parts sont vendues, les porteurs concernés cessent d'être des porteurs de parts et leurs droits sont limités au droit de recevoir le produit net de la vente sur remise des certificats représentant les parts.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues en vue notamment d'étudier l'élection ou la destitution du fiduciaire, la nomination ou la destitution des vérificateurs de la Fiducie, l'approbation de modification de l'acte de fiducie (à l'exception de ce qui est décrit sous la rubrique « Évolution générale de la Fiducie – L'acte de fiducie – Modification de l'acte de fiducie »), la vente de la totalité ou de la quasi-totalité des biens de la Fiducie, certains regroupements d'entreprises à l'égard de Trinidad, des modifications importantes aux statuts de Trinidad et la cessation de la Fiducie. Les assemblées des porteurs de parts seront convoquées et tenues annuellement afin d'étudier notamment la présentation des états financiers vérifiés de la Fiducie pour le dernier exercice, l'élection des membres du conseil d'administration et la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts alors en circulation le demandent par écrit. La demande écrite doit préciser de manière raisonnablement détaillée les fins pour lesquelles l'assemblée doit être convoquée.

Les porteurs de parts peuvent assister à toutes les assemblées des porteurs de parts et y voter en personne ou par procuration; un fondé de pouvoir n'a pas à être un porteur de parts. Au moins deux personnes présentes en personne ou représentées par procuration et représentant au total au moins 5 % des voix rattachées à toutes les parts en circulation constituent le quorum pour les fins de ces assemblées. Afin d'établir le quorum, les porteurs des droits de vote spéciaux émis qui sont présents à l'assemblée sont considérés représenter les parts en circulation d'un nombre équivalant au nombre de voix rattachées à ces droits de vote spéciaux.

L'acte de fiducie contient des dispositions relatives à l'avis exigé et aux autres procédures à l'égard de la convocation et de la tenue d'assemblées des porteurs de parts conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de Trinidad

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de Trinidad à l'égard de l'élection des membres du conseil d'administration ou de la nomination des vérificateurs de Trinidad sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. Le fiduciaire ne peut non plus exercer les droits de vote rattachés aux actions afin d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) une vente, une location ou toute autre aliénation de la totalité ou de la quasi-totalité des éléments d'actif de Trinidad ou tout intérêt dans ceux-ci, sauf dans le cadre d'une réorganisation interne des éléments d'actif directs ou indirects de Trinidad à la suite de laquelle Trinidad ou la Fiducie a le même intérêt, direct ou indirect, dans les éléments d'actif que l'intérêt, direct ou indirect, qu'elle avait avant la réorganisation;

b) une fusion prévue par la loi de Trinidad et de toute autre société par actions, sauf dans le cadre d'une réorganisation interne dont il est question à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi mettant en cause Trinidad, sauf dans le cadre d'une réorganisation interne dont il est question à l'alinéa a) ci-dessus;

d) une modification des statuts de Trinidad visant à augmenter ou à réduire le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de Trinidad visant à modifier le capital-actions autorisé ou à modifier les droits, privilèges ou charges, restrictions et conditions rattachés à toute catégorie de titres de Trinidad d'une manière qui peut être préjudiciable à la Fiducie.

Le fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Le fiduciaire est chargé notamment d'accepter les souscriptions de parts et d'émettre les parts aux termes de celles-ci, de tenir les livres et registres de la Fiducie, d'effectuer le paiement des distributions aux porteurs de parts et de fournir dans les délais des rapports aux porteurs de parts. L'acte de fiducie prévoit que le fiduciaire exerce ses pouvoirs et remplit ses fonctions aux termes de celui-ci, à titre de fiduciaire, honnêtement, de bonne foi et au mieux des intérêts de la Fiducie et des porteurs de parts et, dans le cadre de ceux-ci, apporte le degré de soin, de diligence et de compétence qu'un fiduciaire raisonnablement prudent apporterait dans des circonstances comparables.

Le mandat initial du fiduciaire expire à la fin de la troisième assemblée annuelle des porteurs de parts. Par la suite, le fiduciaire est nommé de nouveau ou remplacé tous les trois ans selon le vote exprimé à la majorité des voix à une assemblée des porteurs de parts. Le fiduciaire peut démissionner moyennant un avis d'au moins 60 jours à Trinidad. Le fiduciaire peut également être destitué au moyen d'un avis écrit transmis par Trinidad, à la suite d'une résolution spéciale des porteurs de parts et de la désignation d'un nouveau fiduciaire qui accepte cette désignation ainsi que de la prise en charge légale et valide, par le nouveau fiduciaire, de l'ensemble des obligations imposées au fiduciaire par l'acte de fiducie.

Délégation d'autorité, gestion et gouvernance de la Fiducie

Le conseil d'administration a de manière générale délégué la supervision de la gestion des activités et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction. En particulier, le fiduciaire a notamment délégué à Trinidad la responsabilité des questions suivantes :

- toutes les questions relatives à un placement de parts ou d'autres titres de la Fiducie, y compris la conformité à toutes les lois applicables dans le cadre du placement et toutes les questions relatives au contenu et à l'exactitude des éléments divulgués dans des documents et contrats ayant trait à ce placement, l'approbation, l'attestation et la signature, par Trinidad, pour le compte de la Fiducie, des documents et des contrats relatifs à ce placement et toutes les questions relatives aux conventions de prise ferme ayant trait à ce placement;

- toutes les questions relatives à une offre publique d'achat, à une fusion, à un arrangement, à une acquisition d'éléments d'actif de quiconque (y compris la Fiducie ou Trinidad ou encore une filiale de l'une d'elles), au processus visant à maximiser la valeur pour les porteurs de parts ou à toute opération ou à toute forme de regroupement d'entreprises semblable, y compris les documents ou actions en justice ayant trait à ces questions;

- la fixation et l'administration des montants payables à titre de distributions aux porteurs de parts, la fréquence de ces distributions et la date de clôture des registres pour les porteurs de parts admissibles à ces distributions;

- les conditions, la signature et la modification à l'occasion de contrats auxquels la Fiducie est partie;

- l'exercice des droits de vote rattachés aux actions, aux billets de Trinidad et à tout autre investissement ultérieur détenu par la Fiducie (sous réserve des dispositions de l'acte de fiducie exigeant l'approbation des porteurs de parts à l'égard de certaines questions);

- toutes les questions relatives au rachat de parts;

- tout emprunt, l'obtention de crédit ou l'octroi d'une sûreté par la Fiducie, la subordination, par la Fiducie, de ses intérêts relatifs aux fonds, aux biens et aux éléments d'actif de la Fiducie ainsi que certaines questions connexes;

- l'organisation des assemblées (y compris les assemblées générales annuelles) des porteurs de parts et la préparation, l'approbation et la distribution des documents dans le cadre de celles-ci;

- la prestation de services à l'égard des éléments d'actif de la Fiducie, la coordination et l'administration de ces éléments d'actif, y compris des recommandations quant à des investissements ultérieurs par la Fiducie;

- les arrangements afin d'obtenir les services de vérification, de comptabilité, d'assurance, juridiques, financiers et autres services professionnels dont la Fiducie peut avoir besoin;

- le respect par la Fiducie de ses obligations en vertu de la loi, y compris ses obligations d'information continue aux termes des lois sur les valeurs mobilières applicables;

- le maintien et la supervision, pour le compte de la Fiducie, des services de l'agent des transferts et d'autres organismes agissant pour la Fiducie;

- l'examen, l'autorisation et le paiement en temps voulu, pour le compte de la Fiducie, des frais d'exploitation engagés pour le compte de la Fiducie;

- la fourniture d'espace à bureaux, d'équipement et de personnel, y compris tous les services de comptabilité, de secrétariat, de gestion et d'administration;

- la préparation de rapports de comptabilité, de gestion et d'autres rapports (y compris les rapports annuels et trimestriels aux porteurs de parts, les états financiers, les déclarations de taxes aux porteurs de parts et les déclarations de revenu), y compris la préparation des rapports de la Fiducie aux autorités de réglementation des valeurs mobilières pertinentes et à des organismes semblables d'un gouvernement ou au comité d'une bourse auxquels la Fiducie est tenue de faire rapport et toute autre aide fournie au fiduciaire dans ses relations avec ces autorités de réglementation;

- la tenue et le maintien des livres et des registres de la Fiducie et la supervision du respect par la Fiducie des exigences en matière de tenue de registres aux termes des régimes de réglementation applicables;

- la gestion des communications et de la correspondance avec les porteurs de parts, la préparation d'avis de distribution aux porteurs de parts et la prestation de services de relations avec les investisseurs à la Fiducie;

- l'exercice et la mise en œuvre des pouvoirs et autorités spécifiques du fiduciaire énoncés dans l'acte de fiducie;

- la prestation de manière générale des services et du soutien en matière de gestion et d'administration au fiduciaire que celui-ci peut demander afin de s'acquitter de ces responsabilités aux termes de l'acte de fiducie et qui peuvent être raisonnablement nécessaires pour les activités et l'administration continues de la Fiducie;

- le calcul, le recouvrement et l'inscription en compte de tous les paiements revenant à la Fiducie et la distribution et le versement de tous les paiements à la Fiducie dès que possible, conformément à l'acte de fiducie;

- la préparation et la transmission, à chaque porteur de parts, de tous les rapports, états financiers, renseignements fiscaux et autres renseignements devant être transmis aux porteurs de parts aux termes de l'acte de fiducie ou des lois applicables;

- l'habilitation des porteurs de parts à inspecter, pendant les heures normales d'ouverture et moyennant le paiement des frais de reproduction raisonnables, à recevoir des photocopies de l'acte de fiducie et de la liste des porteurs inscrits des parts;

- les communications avec les banques et les autres prêteurs institutionnels, y compris en ce qui a trait à la tenue des relevés bancaires et à la négociation et à l'obtention de financement ou de refinancement bancaire d'une ou de plusieurs facilités de crédit, d'emprunt, de couverture ou de crédit croisé ou d'autres facilités accessoires pour le compte de la Fiducie et de ses filiales, et à l'octroi d'une sûreté à cet égard;

- la responsabilité de la formation ou de l'acquisition de filiales de la Fiducie, des acquisitions par la Fiducie ou une filiale de celle-ci et des investissements dans une filiale (directe ou indirecte) de la Fiducie, les prêts à une telle filiale ou les redevances ou les autres conventions conclues par la Fiducie avec une telle filiale;

- la responsabilité d'approuver les états financiers de la Fiducie ou d'une filiale de la Fiducie et de signer ces états financiers, dans chaque cas selon ce qui est exigé par les lois applicables.

Malgré ce qui précède, le fiduciaire demeure chargé des questions suivantes :

(i) le contreseing, l'attestation, le transfert ou l'annulation de certificats de parts,

(ii) la supervision du maintien des registres des porteurs de parts,

(iii) la distribution de paiements aux porteurs de parts,

(iv) la modification des conditions ou des dispositions de l'acte de fiducie ou la renonciation à une violation de celles-ci qui exigent le consentement de la Fiducie ou du fiduciaire,

(v) les devoirs du fiduciaire à l'égard de la fin et de la liquidation de la Fiducie,

(vi) les questions qui exigent l'approbation des porteurs de parts aux termes de l'acte de fiducie.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, dirigeants, employés, actionnaires et mandataires ne sont pas responsables envers un porteur de parts ou toute autre personne, délictuellement, contractuellement ou autrement, des questions relatives à la Fiducie ou aux biens, aux fonds ou aux éléments d'actif de la Fiducie découlant de l'exercice par le fiduciaire des pouvoirs, autorités ou pouvoirs discrétionnaires conférés aux termes de l'acte de fiducie, y compris notamment toute mesure prise ou omise de bonne foi en se fondant sur des documents qui sont, à première vue, dûment signés, toute dépréciation ou perte des biens, des fonds ou des éléments d'actif de la Fiducie survenues en raison de la vente d'un élément d'actif, l'aliénation de fonds ou de titres, une inexactitude dans une évaluation ou un avis fourni par une autre personne dûment qualifiée, le fait de se fier à cette évaluation ou à cet avis, une mesure ou le défaut d'agir

de Trinidad ou de toute autre personne à qui le fiduciaire a, avec le consentement de Trinidad, délégué l'un ou l'autre de ses devoirs aux termes de l'acte de fiducie, ou toute autre mesure ou omission (y compris le défaut d'exiger de quelque façon d'un ancien fiduciaire qu'il répare un manquement aux obligations de fiduciaire ou le défaut de Trinidad de remplir ses fonctions aux termes de l'acte de fiducie ou les devoirs qui lui ont été délégués aux termes de l'acte de fiducie), à moins que cette responsabilité ne découle de la faute lourde, de l'omission volontaire ou de la fraude du fiduciaire ou de l'un de ses administrateurs, dirigeants, employés ou actionnaires ou d'un manquement à ses devoirs et responsabilités et aux normes de soin, diligence et compétence énoncées dans l'acte de fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller, notamment d'un conseiller juridique, à l'égard de toute question liée à ses devoirs aux termes de l'acte de fiducie ou d'une autre convention, le fiduciaire peut agir ou refuser d'agir en se fondant sur l'avis de cet expert ou de ce conseiller, notamment d'un conseiller juridique, et le fiduciaire n'est pas responsable et est entièrement protégé des pertes ou des obligations occasionnées par toute mesure ou tout refus d'agir en se fondant sur l'avis de l'expert ou du conseiller, notamment du conseiller juridique. Dans l'exercice des pouvoirs, autorités ou pouvoirs discrétionnaires qui lui sont conférés aux termes de l'acte de fiducie, le fiduciaire est et sera irréfutablement réputé agir à titre de fiduciaire des éléments d'actif de la Fiducie et il n'engagera aucune responsabilité personnelle à l'égard des dettes, responsabilités, obligations, réclamations, mises en demeure, jugements, frais, charges ou dépenses à l'encontre ou à l'égard de la Fiducie, des biens, des fonds ou des éléments d'actif de la Fiducie ou des porteurs de parts, à l'exception de ce que prévoit l'acte de fiducie. Le fiduciaire n'a aucune obligation ni responsabilité découlant d'une convention à laquelle il n'est pas partie. En outre, l'acte de fiducie contient d'autres dispositions usuelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

Le fiduciaire peut modifier l'acte de fiducie à l'occasion, avec le consentement des porteurs de parts, au moyen d'une résolution spéciale.

Le fiduciaire peut, sans l'approbation ou la ratification des porteurs de parts, apporter certaines modifications à l'acte de fiducie, y compris des modifications aux fins :

- d'assurer le respect continu par la Fiducie des lois ou des exigences applicables de toute autorité ou de tout organisme gouvernementaux du Canada ou d'une province;
- d'assurer que la Fiducie satisfera aux dispositions de chacun des paragraphes 108(2) et 132(6) de la LIR;
- d'assurer qu'une protection supplémentaire est accordée aux intérêts des porteurs de parts selon ce que le fiduciaire ou le conseil d'administration peut juger opportun;
- de mettre fin ou de remédier aux conflits ou aux incompatibilités entre les dispositions de l'acte de fiducie ou d'un supplément de celui-ci et celles de tout autre contrat de la Fiducie ou d'un document de placement aux termes duquel des titres de la Fiducie sont émis à l'égard de la Fiducie, ou d'une loi ou d'un règlement applicables d'un territoire, pourvu que, de l'avis du fiduciaire, cette mesure ne porte pas atteinte aux droits du fiduciaire et à ceux des porteurs de parts;
- de rendre ces dispositions compatibles avec l'acte de fiducie selon ce qui est nécessaire ou souhaitable à l'égard de questions découlant de celui-ci, pourvu que ces dispositions ne portent pas atteinte, de l'avis du fiduciaire, aux intérêts des porteurs de parts;
- de modifier une disposition de l'acte de fiducie, y compris de relever Trinidad de l'une des obligations, conditions ou restrictions qui y sont prévues, pourvu que la modification ou la libération ne soit en vigueur ou ne prenne effet que si, de l'avis du fiduciaire, la modification ou la libération ne porte pas atteinte à l'un des droits des porteurs de parts ou du fiduciaire;
- à toute autre fin non incompatible avec les conditions de l'acte de fiducie, y compris, afin de remédier à toute ambiguïté ou de corriger ou de rectifier toute disposition incompatible ou irrégulière, toute erreur ou omission, pourvu que, de l'avis du fiduciaire, cette mesure ne porte pas atteinte aux droits du fiduciaire et des porteurs de parts.

Offre publique d'achat

L'acte de fiducie contient des dispositions selon lesquelles, si une offre publique d'achat visant toutes les parts en circulation (à l'exception des parts détenues par l'initiateur, une personne qui a des liens avec lui ou fait partie de son groupe) est faite et qu'au moins 90 % des parts (autres que les parts détenues à la date de l'offre publique d'achat par l'initiateur, des personnes qui ont des liens avec lui ou font partie de son groupe ou pour leur compte) font l'objet d'un dépôt, d'une prise de livraison et d'un paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts détenues par les porteurs de parts qui n'ont pas accepté l'offre publique d'achat selon les modalités offertes par l'initiateur, sous réserve des formalités et des exigences énoncées dans l'acte de fiducie.

Fin de la Fiducie

Les porteurs de parts peuvent, au moyen d'une résolution spéciale, voter pour mettre fin à la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve de ce qui suit : a) le vote ne peut être tenu que s'il est demandé par écrit par les porteurs d'au moins 20 % des parts en circulation, b) un quorum doit être constitué par les porteurs d'au moins 50 % des parts en circulation présents en personne ou représentés par procuration à l'assemblée convoquée à cette fin où à la reprise d'assemblée en cas d'ajournement.

À moins qu'il ne soit mis fin à la Fiducie ou que celle-ci ne soit prolongée par le vote des porteurs de parts, le fiduciaire commencera la liquidation des affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est liquidée, le fiduciaire vendra et convertira en argent les biens, fonds et éléments d'actif de la Fiducie dans une opération ou une série d'opérations dans le cadre d'une vente publique ou d'une vente de gré à gré et prendra toute autre mesure appropriée pour liquider les biens, fonds et éléments d'actif de la Fiducie et agira à tous égards conformément aux directives, s'il en est, des porteurs de parts à l'égard de la fin autorisée aux termes de la résolution spéciale autorisant la cessation de la Fiducie. Après le paiement, le remboursement ou la libération de toutes les dettes et obligations connues de la Fiducie ou après avoir établi une provision pour celles-ci et avoir fourni une indemnité pour toute autre responsabilité et obligation non réglées, le fiduciaire distribue le reliquat du produit de la vente des éléments d'actif et les espèces faisant partie des biens, des fonds et des éléments d'actif de la Fiducie entre les porteurs de parts selon leur quote-part.

Rapports aux porteurs de parts

Les états financiers de la Fiducie seront vérifiés annuellement par un cabinet indépendant reconnu de comptables agréés. Le fiduciaire enverra par la poste aux porteurs de parts les états financiers vérifiés de la Fiducie, accompagnés du rapport de ces comptables agréés, ainsi que les états financiers intermédiaires non vérifiés de la Fiducie dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie se termine le 31 décembre.

La Fiducie sera assujettie aux obligations d'information continue aux termes de toutes les lois sur les valeurs mobilières applicables.

DESCRIPTION DES ACTIVITÉS DE LA FIDUCIE

La Fiducie

La Fiducie a été créée dans le but :

- d'investir à l'occasion dans des titres de Trinidad, y compris des actions de Trinidad et des billets;
- d'acquérir d'autres titres de Trinidad et d'investir dans ceux-ci et dans des titres de toute autre entité, y compris de personnes morales, de sociétés de personnes ou de fiducies, et d'acquérir tout autre placement ou bien décrit au paragraphe 132(6)b) de la LIR (y compris un investissement ou un bien acquis directement ou indirectement à la suite de l'émission de parts) et d'investir dans celui-ci, et d'emprunter des fonds à cette fin;
- d'aliéner une partie des fonds, des biens et des éléments d'actif de la Fiducie, y compris des titres de Trinidad;

- de détenir temporairement des espèces et des placements aux fins d'acquitter les frais et les obligations de la Fiducie, d'effectuer d'autres investissements permis, de payer les sommes que la Fiducie doit verser dans le cadre du rachat de parts et d'effectuer des distributions aux porteurs de parts;

- de payer les frais et les dépenses engagés pour les fins susmentionnées ou accessoires à celles-ci.

Le fiduciaire

Le fiduciaire n'a pas le droit d'acquérir des placements qui : a) feraient en sorte que le coût pour la Fiducie de tous les *biens étrangers* (au sens de la LIR) que la Fiducie détient soit supérieur au montant prévu à l'article 5000 du Règlement de l'impôt; ou b) feraient en sorte que la Fiducie ne soit pas considérée comme une *fiducie d'investissement à participation unitaire* ou une *fiducie de fonds commun de placement* pour l'application de la LIR.

Le fiduciaire peut déclarer payable aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie. Voir « Évolution générale de la Fiducie – L'acte de fiducie – Distributions en espèces ».

DESCRIPTION GÉNÉRALE ET ÉVOLUTION DES ACTIVITÉS DE TRINIDAD

Généralités

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte un total de 31 installations de forage et de 8 plates-formes de maintenance. Les installations de forage de Trinidad ont plus que doublé depuis décembre 2002, grâce à la construction de 2 nouvelles installations et à l'acquisition de 17 installations.

Évolution générale des activités

Depuis sa constitution, Trinidad a connu une croissance alimentée par des acquisitions d'entreprises et d'actifs ainsi que par la construction de nouvelles installations de forage. L'objectif principal de Trinidad a été la création d'une masse critique dans le secteur du forage. À ce jour, Trinidad a atteint cet objectif grâce au parachèvement de la construction des installations n°s 8 à 12 dont il est question ci-dessous et à ses acquisitions d'entreprises et d'actifs. Trinidad a diversifié ses activités en achetant l'actif de Progressive Well Servicing Ltd. en décembre 2000, laquelle acquisition a permis d'ajouter huit plates-formes de maintenance pour compléter les installations de forage de Trinidad, augmentant ainsi la capacité de maintenance de Trinidad. Voir la rubrique « Description des activités de Trinidad – Produits et services principaux et activités principales – Entretien des puits ». Les objectifs de Trinidad consistent à continuer d'augmenter la capacité de forage et de maintenance ainsi qu'à agrandir le parc de Trinidad en fonction des conditions du marché. La division d'entretien des puits de Trinidad a poursuivi une stratégie visant l'extension de son secteur géographique d'exploitation. De plus, le parc de plates-formes et d'installations de Trinidad a été amélioré afin d'offrir davantage de souplesse aux clients et de donner un meilleur rendement. La stratégie de commercialisation de Trinidad a été axée sur l'atteinte et le maintien de taux d'utilisation plus élevés et un élargissement de la clientèle.

Acquisitions importantes et construction d'installations de forage

Le 1er octobre 1999, Trinidad a réalisé l'acquisition de Can-Am Drilling Ltd. (*Can-Am*) et de l'installation n° 5, laquelle acquisition a ajouté une installation triple de forage en profondeur moyenne au parc de Trinidad ayant une capacité de forage à une profondeur de 2 500 mètres. Le coût d'acquisition, y compris la prise en charge d'environ 1 100 000 $ de dettes, s'établissait à 2 300 000 $ et a été financé au moyen d'un montant de 900 000 $ en espèces et de l'émission de 228 000 actions de Trinidad au prix de 1,50 $ l'action de Trinidad.

Le 15 octobre 1999, Trinidad a acquis une installation simple de 1 000 mètres qui a été modifiée et ajoutée au parc pour forer à des profondeurs moindres. Cette installation a été acquise moyennant une contrepartie en espèces de 750 000 $.

Trinidad a diversifié ses services de forage par l'acquisition de huit plates-formes de maintenance dans le cadre de l'achat des éléments d'actif de Progressive Well Servicing Ltd. le 15 décembre 2000 moyennant une contrepartie en espèces d'environ 4 170 000 $.

Au cours de 2001, Trinidad a parachevé la construction des installations n°s 8 à 12. Ces nouvelles installations ont été conçues et construites pour l'exécution de travaux à une profondeur de 1 800 mètres. Il s'agit d'installations simples lourdes destinées à occuper le marché du forage de profondeur moyenne.

En septembre 2002, Trinidad a réalisé l'arrangement. Voir « Évolution générale de la Fiducie – L'arrangement ».

Le 10 avril 2003, Trinidad a réalisé l'acquisition de la quasi-totalité de l'actif de Saturn moyennant une contrepartie en espèces d'environ 17 500 000 $ (l'*acquisition de Saturn*). L'actif acquis auprès de Saturn aux termes de l'acquisition de Saturn comprenaient trois installations de forage (deux d'une capacité nominale d'une profondeur de 3 000 mètres et une d'une capacité nominale d'une profondeur de 3 500 mètres), y compris une tige de forage, des pompes à boue, des génératrices, des chaudières et des pièces de rechange. L'ajout de l'actif de Saturn a donné à Trinidad une capacité de forage en profondeur accrue par rapport à ce que celle de son parc offrait. Cette capacité accrue a permis à Trinidad d'élargir la portée de son marché du forage à un éventail de profondeurs à l'égard duquel elle n'exerçait pas ses activités auparavant.

Le 15 juillet 2003, Trinidad a terminé l'acquisition de certains des actifs de Bear en contrepartie en espèces de 41 000 000 $ (l'*acquisition de Bear*). Simultanément à la clôture de l'acquisition de Bear, la Fiducie a réalisé dans le cadre d'une acquisition ferme un placement privé visant 6 944 444 parts de fiducie au prix de 3,60 $ chacune pour un produit brut de 24 999 998 $. La contrepartie de l'acquisition de Bear a été financée par le placement privé mentionné ci-dessus et des titres d'emprunt d'environ 16 400 000 $. L'actif acquis comprend trois installations de forage doubles lourdes et deux installations de forage triples lourdes. Les installations de forage doubles ont une capacité nominale d'une profondeur de 3 300, 3 500 et 3 600 mètres respectivement et les installations de forage triples ont une capacité nominale d'une profondeur de 4 700 et de 5 500 mètres respectivement. L'acquisition comprend également toutes les tiges de forage, les pièces de rechange et les divers articles en stock liés aux installations de forage. De pair avec l'acquisition de Bear, 277 778 parts à 3,60 $ chacune ont été émises à Bear.

Le 30 octobre 2003, Trinidad a conclu des contrats de construction et d'acquisition de deux installations de forage télescopiques doubles pouvant aller jusqu'à une profondeur de 3 500 mètres, à un coût global d'environ 15 000 000 $. La construction de ces deux installations a pris fin en janvier et en février 2004. Dans le cadre de l'acquisition de ces installations, Trinidad a conclu des contrats de forage à terme normalisés approuvés par la CAODC avec deux participants du secteur, aux termes desquels Trinidad utilisera chaque installation pendant au moins 180 jours de forage par année au cours des deux prochaines années. Le 19 novembre 2003, accessoirement à la construction de ces installations, la Fiducie a réalisé dans le cadre d'une acquisition ferme un appel public à l'épargne dans le cadre duquel elle a émis 5 050 506 parts au prix de 4,95 $ la part, soit un produit brut global de 25 000 005 $.

Le 8 décembre 2003, Trinidad a annoncé l'achat d'une installation de forage télescopique double pouvant aller jusqu'à une profondeur de 3 200 mètres de Poncho Well Servicing Ltd., au prix d'environ 4 500 000 $, qui comprenait un ensemble complet de sondeuses. L'acquisition a été financée grâce à une combinaison du flux de trésorerie interne et d'emprunt. Cet achat visait à aider Trinidad à respecter ses engagements envers la clientèle tout en améliorant sa capacité globale de forage.

Le 15 mars 2004, Trinidad a réalisé l'acquisition de la quasi-totalité de l'actif d'Arrow pour une contrepartie en espèces d'environ 26 000 000 $ et l'émission de 2 307 692 actions échangeables au prix de 7,80 $ chacune (l'*acquisition d'Arrow*). Chaque action échangeable peut être échangée, sans paiement de contrepartie, contre une part (sous réserve de rajustements dans certaines circonstances) (le *ratio d'échange*), au cours de la période de cinq ans suivant la date d'émission, soit le 15 mars 2004. Les actions échangeables ne donnent pas droit aux distributions en espèces de la Fiducie; toutefois, le ratio d'échange est majoré automatiquement selon une formule préétablie, compte tenu des distributions de la Fiducie avant l'échange des actions échangeables. Voir « Description générale de la structure du capital – Les actions échangeables ». L'actif acquis auprès d'Arrow dans le cadre de l'acquisition d'Arrow comprenait cinq installations de forage doubles (d'une capacité nominale d'une profondeur de 2 600 mètres), trois installations de forage simples (d'une capacité nominale d'une profondeur de 1 400 mètres), une tige de forage et des pièces de rechange. L'ajout de l'actif d'Arrow procure à Trinidad un parc de forage plus grand

et mieux équilibré qui permettra de mieux répondre à la demande de la clientèle actuelle de Trinidad et permettra d'ajouter à celle-ci les explorateurs et les producteurs pétroliers et gaziers intégrés et intermédiaires à qui Trinidad ne fournit pas actuellement de matériel de forage ou de service d'entretien des puits. Par suite de l'ajout des installations d'Arrow, Trinidad prévoit obtenir de meilleurs taux d'utilisation globalement. La direction s'attend à ce que l'acquisition d'Arrow se traduise également par une rentabilité accrue, car l'infrastructure actuelle de Trinidad est capable d'absorber l'ajout des installations d'Arrow en augmentant très peu ses frais généraux et administratifs.

Tendances

La CAODC estime qu'environ 18 300 puits seront forés dans l'Ouest canadien au cours de l'année civile 2004. Des améliorations des prix des produits de base et les taux d'intérêts faibles ont augmenté les flux de trésorerie projetés des producteurs et devraient favoriser une activité accrue en 2004. Les taux quotidiens de forage devraient s'améliorer à mesure que l'augmentation des niveaux d'activité accroît la demande de services de forage. Le parc d'installations de forage de Trinidad est parmi les plus récents du secteur, ce qui permet à Trinidad d'avoir des coûts d'exploitation plus faibles que ses concurrents disposant de parcs d'installations de forage plus âgés. Trinidad a établi des relations avec sa clientèle grâce à un rendement d'exploitation élevé constant qui soutient des taux d'utilisation élevés. Au cours de 2003, Trinidad a atteint un taux d'utilisation annuel de plates-formes de forage de 63 % comparativement à la moyenne sectorielle de 53 % publiée par la CAODC. De plus, par suite de mesures de contrôle serrées des coûts d'exploitation, Trinidad a maintenu ses marges d'exploitation malgré des taux quotidiens sensiblement plus bas en 2003. De plus, l'augmentation de la demande de pétrole et de gaz canadien aux États-Unis devrait entraîner une augmentation du forage à toutes les profondeurs.

DESCRIPTION DES ACTIVITÉS DE TRINIDAD

Stratégie et objectifs commerciaux

Trinidad s'efforce d'être une société de forage de pétrole et de gaz et de maintenance responsable mettant l'accent sur la sécurité et le rendement adaptés aux services offerts au marché du forage du pétrole et du gaz et de la maintenance connexe de l'Ouest canadien. L'objectif principal de Trinidad consiste à augmenter la valeur pour les porteurs de parts en répondant efficacement aux besoins des clients, en contenant les frais d'exploitation et en s'efforçant de maintenir des taux d'utilisation et des taux quotidiens au-dessus de la moyenne sectorielle, tout en offrant un excellent service à la clientèle.

Bassins sédimentaires de l'Ouest canadien et de Williston

Trinidad exerce actuellement ses activités dans le bassin sédimentaire de l'Ouest canadien et le bassin sédimentaire de Williston, qui incluent des parties des provinces de la Colombie-Britannique, de l'Alberta, de la Saskatchewan et du Manitoba, ainsi que des parties des Territoires du Nord-Ouest. Ces bassins sédimentaires sont deux des plus grandes régions d'exploration et d'exploitation pétrolières et gazières en Amérique du Nord. Une partie importante de la production tirée de ces bassins provient de profondeurs faibles et intermédiaires, tant de gisements conventionnels que de gisements non conventionnels. Au nombre des gisements pétroliers non conventionnels au Canada figurent les sables bitumineux de l'Alberta, les gisements de pétrole lourd de la Saskatchewan, la côte Est canadienne, l'archipel arctique et la mer de Beaufort. Au nombre des réserves de gaz naturel non conventionnelles figurent le méthane de gisements houillers et les gisements encaissés dans du sable peu perméable. La majeure partie de la production de pétrole et de gaz du Canada provient des bassins sédimentaires de l'Ouest canadien et de Williston. En plus des activités pétrolières et gazières en amont, d'autres activités connexes sont exercées dans cette région, telles que le raffinage, la transformation et le transport du pétrole et du gaz.

Produits et services principaux et activités principales

Les activités de Trinidad sont exercées par deux divisions exploitées principalement dans l'Ouest canadien : (i) la division du forage à contrat et (ii) la division d'entretien des puits. La division du forage à contrat offre des services de forage à contrat aux producteurs de pétrole et de gaz à l'aide de son parc de 31 installations de forage. La division d'entretien des puits, située à Lloydminster (Alberta), est exploitée sous la dénomination de « Progressive Well Servicing » à l'aide d'un parc de huit plates-formes de maintenance.

Services de forage

Les services de forage sont rendus à l'aide d'installations de forage et de matériel auxiliaire. Les services de forage sont exécutés aux termes d'instructions données par la société d'exploration et de production pétrolières et gazières ayant conclu le contrat avec Trinidad. Trinidad suit ces instructions et fore le puits de pétrole ou de gaz à un endroit déterminé et à la profondeur désirée.

S'il s'agit d'un puits qui peut être exploité rentablement, l'installation de forage permettra d'en installer le tubage pour ensuite achever le puits ou l'obturer en prévision de son parachèvement à une date ultérieure au moyen d'une plate-forme de maintenance. Les produits d'exploitation provenant de la division des services de forage a représenté environ 90 % du total des produits d'exploitation en 2002 et 95 % en 2003.

Les activités de forage sont tributaires des saisons, des pointes d'activité se produisant souvent de novembre à mars. Au cours du printemps, les niveaux d'activité sont habituellement plus faibles en raison du dégel qui rend le sol mou et instable. Les conditions instables du sol augmentent les frais d'exploitation des sociétés productrices et entraînent des interdictions saisonnières d'utilisation des routes faisant en sorte que les conditions d'exploitation sont inefficaces. En raison de ces conditions, les trimestres les plus occupés pour la division du forage à contrat sont les premier et quatrième.

Matériel

La division du forage à contrat exploite les 31 installations de forage énumérées ci-dessous :

Installations n°	Type	Fabricant	Profondeur nominale (en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-500	2 800
4	Double lourde	Rigmaster P-500	2 800
5	Triple	Unit 15 TMS	2 500
6	Simple	Failing 2500	1 000
7	Simple	Failing 3500	1 250
8	Rng III Simple	Rigmaster P-300	1 800
9	Rng III Simple	Rigmaster P-300	1 800
10	Rng III Simple	Rigmaster P-300	1 800
11	Rng III Simple	Rigmaster P-300	1 800
12	Rng III Simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000
15	Triple	Rigmaster P-850	3 500
16	Double lourde	Mastco	3 200
17	Double lourde	Mastco	3 600
18	Double lourde	Hyduke	3 300
19	Double lourde	Dreco	3 500
20	Triple	Mastco	5 500
21	Triple	Mastco	4 200
22	Double lourde	Rigmaster	3 500
23	Double lourde	Rigmaster	3 500
24	Double lourde	Dreco	1 900
25	Simple	Gardner Denver	1 300
26	Simple	Rigmaster	1 300
27	Double lourde	Dreco	1 800
28	Simple	Rigmaster	2 300
29	Double lourde	Ideco	2 000
30	Simple	Ideco	1 300
31	Simple	Rigmaster	2 600

Marché pour les services et concurrence

La demande du marché pour les installations de forage est déterminée par les capitaux affectés à la mise en valeur des réserves ou au remplacement des réserves par les sociétés d'exploration et de production pétrolières et gazières. Le total des capitaux disponibles est influencé par le prix des produits de base et la capacité à financer des programmes d'immobilisations par les flux de trésorerie ou des émissions de titres d'emprunt ou de nouvelles actions. Ces forces du marché, conjuguées à la demande en pétrole et en gaz des consommateurs, sont des facteurs clés déterminant le nombre de puits qui seront forés par les sociétés productrices de pétrole et de gaz au Canada.

Le marché des services offerts par la division du forage à contrat est constitué de nombreuses sociétés d'exploration pétrolière et gazière. Au cours de l'exercice terminé en 2003, les cinq plus importants clients de la division de forage à contrat comptaient pour 38 % des produits d'exploitation de cette division. Les services de forage sont fournis d'après des contrats de forage normalisés approuvés tant par la CAODC que par la Canadian Association of Petroleum Producers (*CAPP*). Les contrats énoncent les droits, les responsabilités et les obligations de chaque partie contractante. Les contrats peuvent viser un puits précis, une série de puits ou un délai déterminé. En général, les contrats ne prévoient pas de niveau d'utilisation mais prévoient des frais quotidiens pour le client et énoncent les responsabilités à l'égard des frais de tiers. Étant donné les niveaux actuels d'activité dans le secteur et l'état des contrats actuels, l'entreprise de Trinidad ne dépend pas d'un contrat en particulier.

L'industrie du forage au Canada est un secteur très concurrentiel dominé par trois grands entrepreneurs qui comptent pour environ 70 % du parc de forage de l'industrie. Grâce à cette concentration des services de forage, les plus importants entrepreneurs peuvent influer sur les taux quotidiens et les pratiques d'exploitation du secteur. Le parc de Trinidad est utilisé surtout dans l'Ouest canadien. Grâce à l'âge du parc et à l'investissement de Trinidad en personnel et en actifs de forage, les activités de forage de Trinidad sont très efficaces et concurrentielles.

Une société de forage est évaluée par les clients éventuels surtout en fonction de l'état de son matériel, de sa capacité de forage en profondeur, de son dossier de sécurité et de l'expertise de son effectif opérationnel. L'entrepreneur en forage qui a une cote élevée dans chaque domaine atteint en général un taux d'utilisation élevé et des taux quotidiens solides. Trinidad s'efforce d'obtenir des cotes élevées dans chacun de ces domaines.

Santé, sécurité et environnement

Mettant constamment l'accent sur la sécurité, Trinidad emploie un directeur de la sécurité qui relève de la haute direction et qui a directement accès au président de Trinidad.

Trinidad exerçant des activités de forage dans les quatre provinces de l'Ouest et dans les Territoires du Nord-Ouest, il est impératif que des principes de sécurité uniformes soient respectés. Pour atteindre cet objectif, des réunions et des séminaires de formation sur la sécurité sont régulièrement tenus sur les chantiers pour s'assurer que tout le personnel soit informé et que toute personne au sein de Trinidad continue à s'efforcer de dépasser toutes les exigences réglementaires et de sécurité applicables.

Trinidad appuie les efforts visant à réduire au minimum l'impact de ses activités sur l'environnement et elle est sensible aux préoccupations du gouvernement, du public et de ses employés au sujet de ses activités.

Des mesures de protection environnementales ont été intégrées aux procédures régulières de Trinidad visant le matériel, les inspections de chantier et l'élimination des déchets. Trinidad favorise l'utilisation de produits écologiques.

Les pratiques d'exploitation de Trinidad se conforment aux normes provinciales applicables à la gestion des déchets des champs de pétrole. Ces normes ainsi que les attentes de Trinidad à l'égard de l'environnement sont communiquées à ses employés pour s'assurer qu'ils en sont informés. La sensibilisation à l'environnement et la protection de l'environnement font partie des domaines à l'égard desquels Trinidad affecte des capitaux supplémentaires à la formation du personnel et à l'acquisition d'éléments d'actif écologiques. On s'attend à ce que la tendance se poursuive au cours des années futures. Trinidad s'efforce de se classer parmi les chefs de file du secteur en matière de mise en place de mesures environnementales.

Direction et employés

La division de forage à contrat est organisée en centres de profit pour chaque installation. Chaque directeur d'installation est chargé de la gestion opérationnelle quotidienne de l'installation qui lui est confiée. Ces directeurs d'installation relèvent chacun des cinq surintendants de chantier, qui gèrent chacun quatre à huit des installations de la division de forage à contrat. Les efforts de commercialisation sont coordonnés avec les directeurs de forage et sont effectués par le groupe de commercialisation de la division situé à Calgary. La division exerce ses activités à partir de son siège social et de son bureau de commercialisation à Calgary (Alberta) et de son bureau d'exploitation situé à Lloydminster (Alberta). Au 31 décembre 2003, la division comptait environ 600 employés. Les employés sont tenus d'obtenir et de maintenir la reconnaissance des titres de compétence pour le secteur. La reconnaissance exigée diffère selon le poste occupé et l'expérience. Trinidad a réussi à attirer et à retenir des employés clés grâce à l'importance qu'elle accorde à la formation et à la qualité des actifs.

Entretien des puits

La division d'entretien des puits utilise des plates-formes de maintenance qui consistent en appareils montés sur des camions conçus pour être mobiles et pour se déplacer d'un puits à l'autre afin d'effectuer leurs travaux. Ces services sont offerts à des sociétés d'exploration et de production pétrolières et gazières qui exercent leurs activités principalement en Alberta, en Saskatchewan et dans le nord-est de la Colombie-Britannique. La division d'entretien des puits exerce ses activités sous la dénomination de « Progressive Well Servicing » à partir de sa base d'opérations de Lloydminster (Alberta).

Les activités d'entretien des puits consistent principalement en l'introduction ou en l'enlèvement de matériel, de tubes, de pompes et d'autres éléments de matériel de fond situés dans les puits forés. Les services se divisent en deux catégories principales, soit le parachèvement et la production. Les services de parachèvement sont alimentés par le forage de nouveaux puits tandis que le travail de production englobe les services de maintenance, de reconditionnement et d'abandon des puits existants.

Services de parachèvement

Les services de parachèvement des puits sont exécutés après qu'une installation de forage a foré le puits et installé le tubage. La plate-forme de maintenance est employée pour descendre le tubage dans le trou et y placer des packers, les pompes et d'autres éléments de matériel de fond connexes. Les plates-formes de maintenance sont utilisées pour parachever les puits en raison de leur mobilité, de leur rapidité et de leur efficience au chapitre des coûts. Les travaux de parachèvement comptent pour environ 25 % du total des produits d'exploitation de la division.

Services de production

Les services de production et de maintenance sont effectués durant la vie d'un puits en exploitation et comportent la réparation et le remplacement du matériel défaillant en raison de l'usure imputable à la production. Une plate-forme de maintenance est utilisée pour enlever et remplacer le tubage, les pompes et les tiges de pompage quand le matériel tombe en panne ou dans le cadre d'un programme de maintenance préventive. Les services de maintenance concernent les travaux de moindre envergure mais sont des services récurrents qui doivent être exécutés régulièrement. Ils sont nécessaires pour maintenir la capacité de production du puits.

Les services de reconditionnement sont des services rendus par une plate-forme de maintenance pour débarrasser un puits du sable et des autres débris qui nuisent à sa production. Pendant l'exploitation d'un puits, sa production diminue souvent en raison de la contamination du puits par du sable et d'autres causes de blocage. Pour corriger ce problème, une plate-forme de maintenance est utilisée de concert avec de gros appareils de pompage pour faire circuler du fluide dans le puits et le débloquer et pour améliorer la capacité de production du puits.

Les services d'abandon sont l'aspect final des travaux effectués par une plate-forme de maintenance, qui est utilisée pour enlever le matériel de fond et installer une obturation permanente qui est cimentée pour sceller le puits en permanence.

Les travaux de production qui englobent les services de maintenance, de reconditionnement et d'abandon comptent pour environ 75 % des produits d'exploitation de la division.

Les produits d'exploitation provenant de la division d'entretien des puits représentent moins de 10 % des produits réalisés en 2002 et moins de 5 % en 2003.

Saisonnalité

Les activités d'entretien des puits sont assujetties à la saisonnalité en raison de l'accès limité à certains emplacements au printemps lorsque les conditions du sol ne sont pas favorables. Cette saisonnalité entraîne un ralentissement des activités au deuxième trimestre (avril à juin), le quatrième trimestre (octobre à décembre) et le premier trimestre (janvier à mars) connaissant l'activité la plus intense.

Matériel

La division d'entretien des puits rend ses services à l'aide du parc de plates-formes de maintenance décrit ci-dessous :

Plate-forme n°	Type	Fabricant	Profondeur nominale (mètres)
1	Double/Simple	Cardwell/Mainland	1 500
2	Double/Simple	Cardwell/Mainland	1 500
3	Single/Simple	Uniflex	800
4	Double/Simple	Cardwell/Mainland	1 500
5	Double/Simple	Franks	2 000
6	Single/Simple	Franks	1 200
7	Double/Simple	Sky Top/Brewster	2 000
8	Double/Simple	Cooper	1 500

Marché pour les services

La clientèle de la division d'entretien des puits est constituée de nombreuses sociétés d'exploration pétrolière et gazière. Au cours de 2003, les cinq principaux clients de la division comptaient pour environ 58 % du total des produits d'exploitation. Les services à la clientèle sont offerts aux termes d'un contrat de service normalisé qui peut être établi pour un puits précis, un champ de puits ou un délai déterminé. Le contrat de service énonce les droits, les responsabilités et les obligations de chaque partie au contrat. Ce contrat est généralement propre à une société et peut être modifié moyennant un préavis écrit de 30 jours. Les contrats de la division d'entretien des puits sont répartis entre plusieurs clients et sont généralement de courte durée. La nature des contrats fait en sorte qu'aucun de ceux-ci n'a de répercussion importante sur les activités globales de la division.

La demande d'entretien de puits et de plates-formes de maintenance dépend du nombre de nouveaux puits parachevés et du nombre de puits en exploitation qui nécessitent de la maintenance. Le nombre de puits parachevés est déterminé par le nombre de nouveaux puits forés et les réserves exploitables découvertes grâce à ceux-ci. Le travail de maintenance est lié au nombre de puits en exploitation et la demande de plates-formes de maintenance augmente en fonction de l'augmentation de leur nombre.

Le secteur des plates-formes de maintenance au Canada est occupé par de nombreux entrepreneurs qui sont tous propriétaires exploitants de moins de 50 plates-formes. Ce marché est par conséquent fragmenté et seuls trois exploitants occupent une part importante du marché. Ces conditions du marché font en sorte que le secteur des plates-formes de maintenance est quelque peu concentré géographiquement et très concurrentiel. Les sociétés productrices de pétrole et de gaz choisissent et évaluent un exploitant de plates-formes de maintenance surtout en fonction de la qualité, de l'état et de la capacité de son matériel, du dossier de sécurité de la société et de la qualité de son personnel d'exploitation. Le taux facturé dans le domaine des plates-formes de maintenance est un taux horaire qui fluctue en fonction des éléments fondamentaux de l'offre et de la demande et selon la région géographique. À l'heure actuelle, la division des plate-formes est concentrée dans la région de Lloydminster (Alberta) et de la Saskatchewan.

Santé, sécurité et environnement

La division d'entretien des puits s'est engagée à rendre ses services de manière sécuritaire. La division d'entretien des puits a obtenu et maintenu le certificat de reconnaissance (*Certificate of Recognition*) en matière de sécurité, une certification sectorielle attribuée par la CAODC.

La division d'entretien des puits a mis sur pied un comité de sécurité comptant des représentants de la haute direction pour assurer la conformité aux normes sectorielles. Tous les employés reçoivent une formation qui englobe le fonctionnement du matériel, la certification en matière de sécurité relativement au sulfure d'hydrogène, les marchandises dangereuses et les premiers soins. Un programme de sécurité à l'intention des employés a aussi été mis sur pied pour récompenser et surveiller le rendement en matière de sécurité de la division des plates-formes de maintenance.

La division d'entretien des puits et ses employés sont aussi formés pour se conformer aux pratiques d'exploitation de Trinidad en matière de gestion des déchets. Toutes les normes provinciales concernant le contrôle des fluides, des combustibles et des émissions sont respectées, et la direction surveille constamment le respect de ces normes.

La sensibilisation à l'environnement et la protection de l'environnement fait partie des domaines à l'égard desquels Trinidad affecte des capitaux supplémentaires à la formation du personnel et à l'acquisition d'actifs écologiques. On s'attend à ce que la tendance se poursuive au cours des années futures. Trinidad s'efforce de se classer parmi les chefs de file du secteur en matière de mise en place de mesures environnementales.

Direction et employés

La division d'entretien des puits est gérée par le directeur général et le directeur des opérations de la division. Un coordonnateur indépendant de la sécurité surveille le rendement en matière de sécurité et dispense une formation continue aux employés. Un représentant en marketing et le directeur général complètent les efforts de commercialisation et de vente. Les directeurs de plates-formes sont chacun responsables de leurs plates-formes et de l'équipage ainsi que du fonctionnement efficace de la plate-forme. Chaque plate-forme est évaluée individuellement comme centre de profits et fait l'objet d'une révision mensuelle. La division des plates-formes de maintenance exerce ses activités à partir de sa base de Lloydminster (Alberta) et, au 31 décembre 2003, comptait environ 37 employés. Les employés sont tenus d'obtenir et de maintenir la reconnaissance des titres de compétence par le secteur. La reconnaissance exigée diffère selon le poste occupé et l'expérience. Trinidad a réussi à attirer et à retenir des employés clés grâce à l'importance qu'elle accorde à la formation et à la qualité des actifs.

FACTEURS DE RISQUE

Les parts sont de nature essentiellement différente du capital-actions d'une société par actions, bien que de nombreux risques d'entreprise auxquels la Fiducie est exposée soient semblables à ceux auxquels serait confrontée une société par actions engagée dans les mêmes activités. Les investisseurs éventuels devraient considérer attentivement les facteurs de risque suivants, ainsi que d'autres renseignements figurant dans la présente notice annuelle et l'information qui y est intégrée par renvoi, avant d'effectuer un placement dans les parts.

Nature des parts

Des titres comme les parts sont hybrides en ce qu'ils possèdent certains attributs communs tant aux titres de participation qu'aux instruments d'emprunt. Les parts ne représenteront pas un placement direct dans l'entreprise de Trinidad et les épargnants ne devraient pas les considérer comme des actions de Trinidad. Les porteurs de parts ne jouissent pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société dont, par exemple, le droit d'intenter des recours *en cas d'abus* ou des actions *dérivées*. Les parts représentent une participation fractionnaire dans la Fiducie. Les principaux éléments d'actif de la Fiducie sont les billets et les actions de Trinidad.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit que les porteurs de parts n'engageront ni ne se verront imposer aucune responsabilité contractuelle ou délictuelle à l'égard de la Fiducie ou des obligations et affaires de celle-ci et, si un tribunal devait

décider que les porteurs de parts sont assujettis à de telles responsabilités, celles-ci ne seront exécutoires qu'à l'encontre des biens, des fonds et des éléments d'actif de la Fiducie et elles seront acquittées uniquement sur ces biens, fonds et éléments d'actif. L'acte de fiducie prévoit en outre que tous les contrats signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle une telle obligation ne liera pas les porteurs de parts personnellement.

Malgré le libellé de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés à l'égard des obligations de la Fiducie dans la même mesure qu'un actionnaire est protégé à l'égard des obligations d'une société par actions. Une responsabilité personnelle peut également être engagée à l'égard de réclamations contre la Fiducie qui ne découlent pas de contrats.

Les activités de la Fiducie seront menées, suivant l'avis des conseillers juridiques, dans des territoires et de manière à éviter dans la mesure du possible tout risque important de responsabilité de la part des porteurs de parts à l'égard des réclamations à l'encontre de la Fiducie.

Rachat des parts

Il est prévu que le droit de rachat connexe aux parts ne constituera pas le principal mécanisme dont disposeront les porteurs de parts pour aliéner leurs parts. Les investissements ou les billets de rachat, qui peuvent être distribués *en nature* aux porteurs de parts dans le cadre d'un rachat, ne seront inscrits à la cote d'aucune bourse et on ne prévoit pas qu'un marché se créera pour ces investissements ou billets de rachat. Les investissements ou les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes différés.

Investissement de capitaux

Le moment et le montant des dépenses en immobilisations auront un effet direct sur le montant du revenu aux fins de distribution aux porteurs de parts. Les distributions peuvent être réduites, ou même éliminées, à certains moments lorsque d'importantes dépenses en immobilisations ou autres dépenses imprévues sont nécessaires.

Service de la dette

Trinidad a obtenu des facilités de crédit. Les fluctuations des taux d'intérêt et les remboursements du capital, s'ils sont requis aux termes des ententes de crédit de Trinidad, pourraient modifier de façon importante le montant qui doit être affecté au service de la dette avant le paiement de quelque somme que ce soit par Trinidad à la Fiducie. Certains engagements contenus dans les contrats avec les prêteurs peuvent également limiter les paiements que peut faire Trinidad à la Fiducie. Même si la direction est d'avis que les facilités de crédit actuelles de Trinidad sont suffisantes, rien ne garantit qu'elles seront adéquates pour les obligations financières futures de Trinidad ou que des fonds supplémentaires pourront être obtenus, si nécessaire.

Si Trinidad n'est plus en mesure de payer les frais liés au service de la dette ou se retrouve autrement dans un cas de défaut, les prêteurs auront un rang supérieur aux titres de Trinidad que la Fiducie détient.

Admissibilité aux fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts cesseront de constituer des placements admissibles pour les régimes différés. Si, à la fin d'un mois, un régime différé détient des parts qui ne sont pas des placements admissibles, le régime différé doit, à l'égard de ce mois, payer un impôt aux termes de la partie XI.1 de la LIR correspondant à 1 % de la juste valeur marchande des parts au moment où le régime différé les a acquises. En outre, si une fiducie régie par un REER ou un FERR détient des parts qui ne sont pas des placements admissibles, la fiducie deviendra assujettie à l'impôt sur son revenu attribuable aux parts pendant qu'elles ne sont pas des placements admissibles. Les REEE qui détiennent des parts qui ne constituent pas des placements admissibles peuvent voir leur enregistrement révoqué par l'Agence du revenu du Canada (l'*ARC*).

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, elle sera tenue de payer un impôt aux termes de la partie XII.2 de la LIR. Le paiement de l'impôt de la partie XII.2 par la Fiducie peut avoir des incidences fiscales défavorables pour certains porteurs de parts, y compris les porteurs de parts non-résidents et les

régimes différés qui acquièrent une participation dans la Fiducie directement ou indirectement d'un autre porteur de parts.

Dépendance envers la direction

Les porteurs de parts dépendront de la direction pour l'administration et la gestion de toutes les questions relatives à la Fiducie, à Trinidad et à leurs opérations et administration. La perte des services de personnes-clés pourrait avoir un effet préjudiciable sur la Fiducie. Les épargnants qui ne souhaitent pas dépendre de la direction ne devraient pas investir dans les parts.

Financement supplémentaire

Dans la mesure où des sources externes de capitaux, y compris le financement par emprunt et le financement par actions, deviennent limitées ou non disponibles, la capacité de Trinidad d'effectuer les investissements de capitaux nécessaires pour accroître ses éléments d'actif et ses opérations sera réduite. Dans la mesure où Trinidad est tenue d'utiliser des flux de trésorerie pour financer les dépenses en immobilisations liées à la croissance, le niveau des flux de trésorerie distribuables versés par Trinidad à la Fiducie, et par la Fiducie aux porteurs de parts, sera réduit.

Modifications législatives

Rien ne garantit que les lois sur l'impôt sur le revenu et les programmes incitatifs des gouvernements relatifs aux fiducies de fonds commun de placement et au secteur du pétrole et du gaz ne seront pas modifiées d'une manière défavorable à la Fiducie et à ses porteurs de parts. Rien ne garantit que l'ARC acceptera le mode de calcul du revenu de la Fiducie pour l'application de l'impôt ni qu'elle ne modifiera pas ses pratiques administratives au détriment de la Fiducie ou de ses porteurs de parts.

Caractère saisonnier/Climat

Le secteur des services aux gisements pétroliers est soumis au caractère saisonnier. Les activités d'exploitation dans le secteur de la maintenance au Canada sont généralement plus faibles en avril et en mai, pendant le dégel, ont tendance à augmenter à l'automne et à culminer pendant les mois d'hiver, de novembre à mars. En outre, l'instabilité du climat et de la température non seulement pendant ces saisons mais également pendant toute l'année peut augmenter l'imprévisibilité des taux d'utilisation des installations et plates-formes et des résultats d'exploitation pour des entités comme Trinidad.

Risques liés au secteur

De nombreux risques sont inhérents aux secteurs du forage et de l'entretien des puits et sont difficiles à éviter même en combinant expérience, connaissance et évaluation attentive.

Le succès de la Fiducie dépendra de la capacité des clients de Trinidad de choisir et d'acquérir des propriétés en production convenables ou des zones d'intérêt à explorer non mises en valeur. La possibilité de commercialiser le pétrole et le gaz naturel acquis ou découverts par les clients de Trinidad sera touchée par de nombreux facteurs indépendants de ces clients dont notamment les fluctuations du marché, le prix du pétrole brut sur les marchés internationaux, le prix du gaz naturel sur le continent, l'offre et la demande de pétrole et de gaz naturel, la proximité et la capacité des pipelines et du matériel de traitement du pétrole et du gaz naturel et la réglementation gouvernementale, y compris les règlements relatifs aux prix, à l'impôt, aux taxes, aux redevances, au régime foncier, à la production autorisée, à l'importation et à l'exportation de pétrole et de gaz naturel et à la protection de l'environnement. L'effet de ces facteurs ne peut être prévu avec certitude.

Des dangers comme des formations géologiques inhabituelles ou imprévues, les pressions, les éruptions, les incendies ou d'autres conditions, peuvent être présents pendant le forage et l'exploitation de puits. Trinidad bénéficiera de l'assurance qu'elle souscrit; toutefois, Trinidad peut devenir responsable de dommages découlant de la pollution, d'éruptions ou d'autres dangers contre lesquels elle ne peut s'assurer ou contre lesquels elle peut choisir de ne pas s'assurer en raison des frais élevés des primes ou pour d'autres raisons.

Réglementation du secteur

Les activités de Trinidad sont assujetties à des lois et à des règlements complexes et stricts en matière notamment d'énergie et d'environnement. Bien que la direction estime que les activités de Trinidad seront exercées conformément aux lois applicables, Trinidad demeurera assujettie à un ensemble de lois et de règlements divers et complexes que des fonctionnaires ou des individus peuvent vouloir faire appliquer. Les lois et les règlements en vigueur peuvent être modifiés ou de nouvelles lois et de nouveaux règlements qui pourraient avoir un effet défavorable sur l'entreprise de Trinidad et ses résultats d'exploitation peuvent devenir applicables à Trinidad. La réglementation en matière d'environnement devient de plus en plus sévère et les frais et dépenses liés à la conformité réglementaire augmentent. Trinidad prévoit qu'elle sera en mesure de se conformer entièrement à toutes les exigences réglementaires à cet égard.

Concurrence

La concurrence peut avoir un effet défavorable sur le rendement de Trinidad. Les secteurs du forage et de l'entretien de puits se caractérisent par une concurrence féroce et Trinidad livre directement concurrence à d'autres sociétés qui ont des ressources et un accès au capital plus importants qu'elle.

Conflits d'intérêts

Le conseil d'administration est engagé, et continuera de l'être, dans certaines participations commerciales pour son propre compte ou pour le compte d'autres sociétés, et il peut survenir des situations où les administrateurs et les dirigeants peuvent être en concurrence directe avec Trinidad. Les conflits d'intérêts, s'il en est, qui naîtront seront assujettis aux procédures prévues par l'ABCA et seront régis par celles-ci.

Croissance des activités

En raison partiellement de la disponibilité et de la capacité limitées des entrepreneurs de construire des installations de forage, rien ne garantit que Trinidad sera en mesure d'ajouter des installations supplémentaires à son parc, de maintenir ou de réparer les installations actuelles ou de développer d'autres secteurs d'activités.

Trinidad peut croître par l'entremise d'acquisitions. Sa rentabilité et sa croissance continues dépendront en partie de sa capacité à intégrer avec succès ses acquisitions; son échec à le faire pourrait avoir un effet défavorable important sur ses activités, ses opérations, ses résultats et ses perspectives.

Dépendance envers d'importants clients

Moins de 50 clients ont représenté la totalité des produits d'exploitation de Trinidad depuis sa création, le plus important client de Trinidad représentant environ 38 % des produits d'exploitation de Trinidad pour l'exercice 2003. Bien que Trinidad soit satisfaite de ses relations avec ses clients actuels, la perte de l'un ou de plusieurs de ces clients, ou une réduction importante des affaires transigées entre Trinidad et l'un ou plusieurs de ces clients, si elle n'est pas compensée par des ventes à de nouveaux clients ou à d'autres clients actuels, pourrait avoir un effet défavorable important sur les activités, les résultats d'exploitation et les perspectives de Trinidad.

Réglementation du gouvernement canadien

Le secteur du pétrole et du gaz naturel est soumis à des contrôles et des règlements élaborés imposés par divers paliers de gouvernement. On ne prévoit pas que l'un de ces contrôles ou règlements touchera les opérations de Trinidad très différemment de celles d'autres sociétés de services du secteur gazier et pétrolier de taille semblable.

Réglementation canadienne en matière d'environnement

Le secteur du pétrole et du gaz naturel est actuellement soumis à des lois provinciales et fédérales en matière d'environnement. La législation en matière d'environnement prévoit des restrictions et des interdictions touchant les rejets ou les émissions de diverses substances produites ou utilisées dans le cadre de certaines opérations du secteur pétrolier et gazier. En outre, la législation exige que les puits et les installations soient abandonnés et reconditionnés d'une manière jugée satisfaisante par les autorités provinciales. La conformité à cette législation peut nécessiter

d'importantes dépenses et une violation de la législation peut entraîner la suspension ou la révocation de permis et d'autorisations nécessaires, une responsabilité civile à l'égard des dommages dus à la pollution et l'imposition d'amendes et de pénalités. En Alberta, la conformité en matière d'environnement est régie par l'EPEA, qui impose des obligations en matière d'environnement aux exploitants de pétrole et de gaz naturel en Alberta et, dans certains cas, qui impose également des pénalités en cas de violation.

Trinidad s'est engagée à respecter ses obligations de protéger l'environnement quel que soit l'endroit où elle exploite ses activités et elle prévoit procéder à des dépenses accrues, bien que non importantes, tant en matière d'immobilisations que de frais à la suite des lois de plus en plus sévères relatives à la protection de l'environnement.

Protocole de Kyoto

En 1994, la Convention-cadre des Nations Unies sur les changements climatiques est entrée en vigueur et a conduit trois années plus tard au Protocole de Kyoto qui exige que les nations réduisent leurs émissions de dioxide de carbone et d'autres gaz à effet de serre. Le gouvernement du Canada a ratifié le Protocole de Kyoto. Des réductions des gaz à effet de serre pourraient être exigées des producteurs de pétrole et de gaz, ce qui entraînerait notamment des dépenses d'exploitation et en immobilisations accrues pour ces producteurs et pourrait faire en sorte qu'une certaine production de pétrole brut ou de gaz naturel de ces producteurs ne soit pas rentable; cela occasionnerait des réductions de cette production et une diminution consécutive de la demande pour les services de Trinidad. La direction n'est pas en mesure de prévoir l'effet de la ratification du Protocole de Kyoto par le gouvernement du Canada sur les revenus futurs de Trinidad.

POLITIQUE DE DISTRIBUTION

Il est actuellement prévu que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions de Trinidad. La Fiducie prévoit distribuer mensuellement en espèces aux porteurs de parts le revenu d'intérêt gagné sur les billets et les dividendes, s'il en est, reçus sur les actions de Trinidad, déduction faite des frais, s'il en est, et des rachats de parts en espèces.

Compte tenu de la situation commerciale actuelle, le conseil d'administration a actuellement l'intention de fixer les distributions de la Fiducie à environ 0,66 $ par année ou à environ 0,055 $ par mois. Le conseil d'administration a l'intention d'offrir des distributions mensuelles stables en fonction des flux de trésorerie annuels prévus; toutefois, le montant réel des distributions versées par la Fiducie sera révisé par le conseil d'administration, compte tenu de la situation financière de la Fiducie et de la situation du marché au moment pertinent.

La Fiducie a payé ou a déclaré payables les distributions en espèces suivantes aux porteurs de parts après la réalisation de l'arrangement le 17 septembre 2002 :

Date du paiement	Montant par part
2002	
15 novembre	0,03 $[1]
15 décembre	0,02 $
2003	
15 janvier	0,03 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,045 $
15 décembre	0,045 $

Date du paiement	Montant par part
2004	
15 janvier	0,045 $
15 février	0,045 $
15 mars	0,045 $
15 avril	0,055 $

Note :
(1) Tient compte de la période de distribution initiale, allant du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

Les versements de distribution historiques précisés ci-dessus ne sont pas indicateurs des versements de distribution futurs, qui seront révisés par le conseil d'administration en tenant compte de la situation financière de la Fiducie et de la situation du marché au moment pertinent.

Le 10 décembre 2002, la Fiducie a annoncé la mise en place d'un régime de réinvestissement des distributions (le *RRDF*). Les participants au RRDF peuvent choisir de faire en sorte que la Fiducie réinvestisse leurs distributions en espèces dans des parts supplémentaires. Toutes les parts acquises aux termes du RRDF sont acquises par l'entremise des installations de la TSX; aucune part de trésorerie ne sera émise. Le RRDF est géré par le fiduciaire et les achats par l'entremise des installations de la TSX sont effectués par Raymond James Ltd.

DESCRIPTION GÉNÉRALE DE LA STRUCTURE DU CAPITAL

Les parts

Le capital autorisé de la Fiducie se compose d'un nombre illimité de parts et d'un nombre illimité de parts à droit de vote spécial. Le 14 mai 2004, on comptait 32 306 335 parts émises et en circulation; aucune part à droit de vote spécial ne l'était.

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse d'une distribution du revenu net, des gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts en circulation donnent droit à des fractions égales des distributions de la Fiducie et, en cas de liquidation ou de dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts prennent rang également et proportionnellement entre elles, sans discrimination, privilège ou priorité. Aucune part ne confère de droits de conversion ou de droits préférentiels, et chaque part est cessible et permet à son porteur d'exiger que la Fiducie rachète la totalité ou une partie des parts qu'il détient et confère une voix à toutes les assemblées des porteurs de parts.

Le texte qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus détaillé des conditions de l'acte de fiducie, voir sous la rubrique « Évolution générale de la fiducie – L'acte de fiducie ». On peut consulter une copie intégrale de l'acte de fiducie aux bureaux de Trinidad ou en s'adressant au secrétaire de Trinidad.

Les parts ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des « actions » de Trinidad ou de la Fiducie. En qualité de porteurs de parts, les porteurs de parts ne sont pas titulaires des droits habituellement associés à la propriété d'actions d'une société par actions, par exemple les recours en cas d'« abus » ou des actions « dérivées ». Le cours par part est fonction du revenu distribuable prévu de Trinidad et de la capacité de celle-ci d'influencer la croissance à long terme de la valeur de la Fiducie. Le cours des parts subira les répercussions de diverses conditions du marché, notamment les taux d'intérêt, le prix des marchandises et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. La variation des conditions du marché peut avoir une incidence défavorable sur le cours des parts.

Les actions échangeables

Création des actions échangeables

Dans le cadre de l'acquisition d'Arrow, Trinidad a déposé des clauses modificatrices (les *clauses modificatrices*) qui prévoient la création des actions échangeables (assorties, pour l'essentiel, des dispositions énoncées ci-dessous) et la constitution de la Fiducie en filiale en propriété exclusive, Trinidad Exchange Corp. (*Trinidad ExchangeCo*) pour

faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exerce pas d'autres activités que celles qui sont indiquées ci-dessous et son capital est négligeable.

De plus, les documents suivants ont été signés conformément, pour l'essentiel, au texte plus détaillé présenté ci-dessous, a) la convention d'échange et de vote fiduciaire (la *convention d'échange et de vote fiduciaire*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*), b) une convention de soutien (la *convention de soutien*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et le fiduciaire; et c) une convention entre actionnaires (la *convention entre actionnaires*) conclue par Trinidad et Arrow, en qualité de porteur des actions échangeables.

Les actions échangeables ne sont pas inscrites à la cote de la TSX ou d'une autre Bourse.

Caractéristiques des actions échangeables

Le texte qui suit résume les principales dispositions des actions échangeables et est présenté sous réserve du texte intégral (i) des dispositions des actions échangeables que contiendront les clauses modificatrices, (ii) de la convention de soutien et (iii) de la convention d'échange et de vote fiduciaire. On peut obtenir sans frais une copie des dispositions des actions échangeables, de la convention de soutien et de la convention d'échange et de vote fiduciaire, sur demande à Trinidad au 540 – 5th Avenue S.W., bureau 1810, Calgary (Alberta) T2P 0M2 (n° de téléphone : (403) 265-4168).

Dispositions des actions échangeables

Ratio d'échange

Le ratio d'échange de chacune des actions échangeables sera égal à 1,00000 à la date de la clôture relative à Arrow, et sera rajusté de manière cumulative par la suite, par (i) l'augmentation du ratio d'échange à chaque date de versement de distribution (une *date de versement de distribution*) par la Fiducie aux porteurs de parts entre la date de la clôture relative à Arrow et le moment du calcul du ratio d'échange, d'un montant, arrondi à la cinquième décimale près, égal à la fraction dont le numérateur est le montant de la distribution, exprimé sous forme de montant par part, payé à cette date de versement de distribution, multiplié par le ratio d'échange immédiatement avant la date de référence de la distribution, et dont le dénominateur est le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant le premier jour ouvrable suivant la date de référence de la distribution, et (ii) la réduction du ratio d'échange à chaque date de référence relative à l'établissement des porteurs d'actions échangeables ayant droit à un dividende entre la date de la clôture relative à Arrow et le moment du calcul du ratio d'échange, d'un montant, arrondi à la cinquième décimale près, égal à la fraction dont le numérateur est le dividende déclaré à cette date de référence relative à l'établissement des porteurs d'actions échangeables ayant droit à un dividende, exprimé sous forme de montant par action échangeable, multiplié par le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant immédiatement cette date de référence, et dont le dénominateur est le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant la date qui tombe sept jours ouvrables avant cette date de référence.

Rang

En cas de liquidation ou de dissolution de Trinidad, les actions échangeables auront priorité de rang sur les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables quant au paiement de dividendes et à la distribution d'actifs à ses actionnaires, et elles auront un rang proportionnel à chaque série d'actions échangeables de Trinidad quant au montant indiqué comme étant payable en priorité aux porteurs de la série en question.

Dividendes

Pour ce qui est du paiement de dividendes, les actions échangeables auront priorité de rang sur les actions ordinaires de Trinidad et les autres actions de rang inférieur aux actions échangeables et auront un rang proportionnel à chaque autre série d'actions échangeables de Trinidad quant aux dividendes indiqués comme étant payables en priorité aux porteurs de la série en question. Les porteurs d'actions échangeables auront droit aux dividendes que déclare le conseil d'administration de Trinidad. Trinidad ne prévoit pas que des dividendes seront déclarés sur les actions

échangeables; toutefois, le conseil d'administration peut en déclarer à son gré. Le paiement de dividendes sur les actions échangeables entraînera un rajustement à la baisse du ratio d'échange.

Certaines restrictions

Sous réserve de la convention entre actionnaires, tant que des actions échangeables sont en circulation, Trinidad devra obtenir l'approbation des porteurs d'actions échangeables (voir la rubrique « Modification et approbation ») pour pouvoir modifier ses statuts ou ses règlements d'une manière qui changerait les droits ou les privilèges des porteurs des actions échangeables autrement que pour donner effet à des rajustements nécessaires pour maintenir l'équivalence économique des actions échangeables et des parts.

Liquidation de Trinidad

En cas de liquidation ou de dissolution de Trinidad ou d'une autre distribution de son actif à ses actionnaires pour la liquidation de ses affaires, le porteur d'actions échangeables aura le droit de recevoir, pour chaque action échangeable qu'il détient à la date de prise d'effet de cette liquidation, de cette dissolution ou de cette autre distribution (la *date de liquidation*), un montant égal au ratio d'échange le dernier jour ouvrable précédant la liquidation, multiplié par le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant le dernier jour ouvrable avant la date de liquidation (le *montant de liquidation*), qui sera réglé par la remise du nombre de parts égal au ratio d'échange le dernier jour ouvrable avant la date de liquidation. Aucune fraction de part ne sera remise. Les montants exigibles au titre du montant de liquidation qui comprennent une fraction de part seront arrondis au nombre entier inférieur le plus près de parts.

À partir de la date de liquidation, le porteur d'actions échangeables peut remettre des certificats représentant ces actions échangeables, avec les autres documents raisonnablement nécessaires pour le transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de Valiant Trust Company, agent des transferts des actions échangeables (l'*agent des transferts des actions échangeables)*. À la réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit de rachat en cas de liquidation détaillé ci-dessous, Trinidad remettra le montant de liquidation sous forme de parts à ce porteur d'actions échangeables à l'adresse inscrite au registre des actions échangeables de Trinidad ou conservera le montant de liquidation sous forme de parts pour que le porteur en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts des actions échangeables, selon ce qu'indique Trinidad dans un avis à ces porteurs d'actions échangeables.

À la liquidation ou la dissolution de Trinidad, celle-ci, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit dérogatoire (le *droit de rachat en cas de liquidation*) d'acheter la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) au prix par action échangeable égal au montant de liquidation (réglé par la remise du nombre de parts égal au ratio d'échange le dernier jour ouvrable avant la liquidation) et, à l'exercice du droit de rachat en cas de liquidation et à l'acceptation, par la Fiducie ou Trinidad ExchangeCo, de l'offre de Trinidad, les porteurs des actions échangeables seront tenus de vendre ces actions à la Fiducie ou à Trinidad ExchangeCo, selon le cas. L'achat, par la Fiducie ou Trinidad ExchangeCo, de toutes les actions échangeables en circulation à l'exercice du droit de rachat en cas de liquidation, se fera à la date de liquidation et au paiement du montant de liquidation pour chaque action échangeable, et Trinidad ne sera aucunement tenue de verser quelque montant que ce soit au titre de montant de liquidation à l'égard de ces actions échangeables.

Le droit de rachat en cas de liquidation peut être exercé, au gré de la Fiducie, par la Fiducie ou par Trinidad ExchangeCo.

À la survenance d'un événement déclencheur des droits d'échange (y compris l'introduction d'une procédure de faillite, d'insolvabilité, de dissolution ou de liquidation par Trinidad ou le consentement par elle à une telle instance (un *événement d'insolvabilité*) et d'un choix, par la Fiducie et Trinidad ExchangeCo, de ne pas exercer le droit de rachat en cas de liquidation, le droit de rachat au gré de l'émetteur (détaillé ci-dessous) ou le droit de rachat au gré du porteur (détaillé ci-dessous) (collectivement, les *droits de rachat*), l'agent des transferts des actions échangeables (ou un fiduciaire qui le remplace) (le *fiduciaire*) aura le droit (le *droit d'échange facultatif*), pour le compte des porteurs d'actions échangeables, de demander que la Fiducie ou Trinidad ExchangeCo achète la totalité ou une partie

des actions échangeables alors en circulation et détenues par ces porteurs en contrepartie du montant de liquidation, conformément à ce qui est indiqué sous la rubrique « Convention d'échange et de vote fiduciaire – Droit d'échange facultatif ».

Droit d'échange automatique à la liquidation de la Fiducie

Si la Fiducie décide de procéder à sa liquidation ou à sa dissolution ou que la Fiducie ou Trinidad est informée de l'imminence d'une procédure de liquidation ou de dissolution de la Fiducie, (un *événement de liquidation de Trinidad Energy*), la Fiducie ou Trinidad ExchangeCo sera tenue d'acheter (le *droit d'échange automatique*) chaque action échangeable en circulation (autre que les actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) et les porteurs d'actions échangeables seront tenus de vendre les actions échangeables qu'ils détiennent le cinquième jour ouvrable avant la date de prise d'effet de l'événement de liquidation de Trinidad Energy, en échangeant chaque action échangeable détenue contre un montant égal au ratio d'échange au sixième jour ouvrable précédant la date de prise d'effet de l'événement de liquidation de Trinidad Energy, multiplié par le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant le sixième jour ouvrable avant l'événement de liquidation de Trinidad Energy, qui sera réglé par la remise d'un nombre de parts égal au ratio d'échange le sixième jour ouvrable avant l'événement de liquidation de Trinidad Energy. Aucune fraction de part ne sera émise. Les montants exigibles à l'égard d'une action échangeable en cas d'événement de liquidation de Trinidad Energy qui comprennent une fraction de part seront arrondis au nombre entier inférieur de parts.

Sur demande du porteur d'actions échangeables et sur remise de certificats d'actions échangeables dûment endossés en blanc et accompagnés des actes de transfert raisonnablement exigés par la Fiducie et Trinidad ExchangeCo, la Fiducie ou Trinidad ExchangeCo remettra au porteur des certificats attestant le nombre de parts que ce dernier a le droit de recevoir.

Rachat des actions échangeables au gré du porteur

Sous réserve du droit de rachat au gré du porteur détaillé ci-dessous, le porteur d'actions échangeables aura le droit, à n'importe quel moment avant le cinquième anniversaire de l'émission des actions échangeables, de demander à Trinidad de racheter la totalité ou une partie des actions échangeables qu'il détient, à un prix par action échangeable égal au ratio d'échange le dernier jour ouvrable avant la date de prise d'effet de ce rachat au gré du porteur (la *date de rachat au gré du porteur*), multiplié par le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat au gré du porteur (le *prix de rachat au gré du porteur*), qui sera réglé par la remise d'un nombre de parts égal au ratio d'échange le dernier jour ouvrable avant la date de rachat au gré du porteur. Aucune fraction de part ne sera remise. Les montants exigibles au titre du prix de rachat au gré du porteur qui comprennent une fraction de part seront arrondis au nombre entier inférieur le plus près de parts.

Les porteurs d'actions échangeables peuvent demander le rachat en présentant, à Trinidad ou à l'agent des transferts des actions échangeables, un ou plusieurs certificats attestant le nombre d'actions échangeables qu'il souhaite faire racheter, ainsi qu'une demande de rachat dûment signée (la *demande de rachat au gré du porteur*) et les autres documents raisonnablement nécessaires au rachat des actions échangeables. Le rachat prend effet à la date de rachat au gré du porteur. À compter de la date de rachat au gré du porteur, le porteur d'actions échangeables peut remettre des certificats d'actions échangeables ainsi que les autres documents raisonnablement nécessaires au transfert des actions échangeables, au principal établissement de Trinidad ou au bureau de l'agent des transferts des actions échangeables. Sur réception des certificats et des autres documents et sous réserve de l'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit de rachat au gré du porteur, Trinidad remettra le prix de rachat au gré du porteur sous forme de parts à ce porteur à l'adresse inscrite au registre des actions échangeables de Trinidad ou conservera le prix de rachat au gré du porteur sous forme de parts pour que le porteur en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des transferts des actions échangeables, selon ce qu'indique Trinidad dans un avis aux porteurs d'actions échangeables en question.

Lorsque le porteur demande le rachat des actions échangeables par Trinidad, celle-ci, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo un droit dérogatoire (le *droit de rachat au gré du porteur*) d'acheter la totalité absolue des actions échangeables dont le porteur a demandé le rachat par Trinidad, à un prix par action échangeable égal au prix de rachat au gré du porteur, qui sera réglé par la remise d'un nombre de parts égal au ratio d'échange le dernier jour ouvrable avant la date de rachat au gré du porteur.

Lorsque Trinidad reçoit la demande de rachat au gré du porteur émanant du porteur d'actions échangeables, elle doit, dans un délai de cinq jours ouvrables, en aviser la Fiducie ou Trinidad ExchangeCo en remettant à la Fiducie et à Trinidad ExchangeCo une copie de la demande de rachat au gré du porteur. La Fiducie ou Trinidad ExchangeCo disposent alors de quatre jours ouvrables pour aviser Trinidad de leur intention quant à l'exercice du droit de rachat au gré du porteur. Les actions échangeables dont le porteur a demandé le rachat par Trinidad seront, à la date de rachat au gré du porteur, achetées par la Fiducie ou Trinidad ExchangeCo ou rachetées par Trinidad, selon le cas, dans chaque cas au prix par action échangeable égal au prix de rachat au gré du porteur.

Le droit de rachat au gré du porteur peut être exercé, au gré de la Fiducie, par la Fiducie ou par Trinidad ExchangeCo.

Si, par suite des dispositions en matière d'insolvabilité de la législation applicable, Trinidad n'est pas autorisée à racheter la totalité des actions échangeables déposées pour rachat par le porteur, elle rachètera uniquement les actions échangeables déposées par le porteur dont le rachat ne contrevient pas aux dispositions de la législation applicable. Le porteur d'actions échangeables non rachetés par Trinidad est réputé avoir demandé à la Fiducie ou à Trinidad ExchangeCo d'acheter ces actions échangeables non rachetées à la date de rachat au gré du porteur à un montant par action échangeable égal au prix de rachat au gré du porteur en application du droit d'échange facultatif.

Rachat des actions échangeables au gré de l'émetteur

Sous réserve de la législation applicable et du droit de rachat au gré de l'émetteur détaillé ci-dessous, Trinidad :

a) rachètera, au cinquième anniversaire de la clôture relative à Arrow (la *date de rachat automatique*), la totalité absolue des actions échangeables alors en circulation, à un prix de rachat par action échangeable correspondant au produit du ratio d'échange le dernier jour ouvrable précédant la date de rachat au gré de l'émetteur pertinente (définie ci-dessous) par le cours moyen pondéré d'une part à la TSX au cours des cinq jours de bourse précédant le dernier jour ouvrable avant la date de rachat au gré de l'émetteur pertinente (au sens attribué à ce terme ci-dessous) (le *prix de rachat au gré de l'émetteur*), qui doit être réglé par la remise d'un nombre de parts égal au ratio d'échange le dernier jour ouvrable avant la date de rachat au gré de l'émetteur;

b) pourra, à toute date à laquelle le nombre total d'actions échangeables émises et en circulation est inférieur à 20 % du nombre total d'actions échangeables émises dans le cadre de l'acquisition d'Arrow (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo et selon le rajustement qui peut être apporté à cette proportion d'actions selon ce que le conseil d'administration de Trinidad juge adéquat pour donner effet à une division ou à un regroupement des actions échangeables ou à un dividende en actions sur celles-ci, à une émission ou à une distribution de droits d'acquisition d'actions échangeables ou de titres échangeables contre des actions échangeables, convertibles en actions échangeables ou comportant des droits d'acquisition d'actions échangeables, à une émission ou à une distribution d'autres titres, droits, titres d'emprunt ou éléments d'actif, à une autre restructuration du capital ou à une autre opération visant les actions échangeables ou ayant une incidence sur celles-ci) (la *date de rachat minimum au gré de l'émetteur* et, collectivement, avec une date de rachat automatique, une *date de rachat au gré de l'émetteur*), racheter la totalité absolue des actions échangeables alors en circulation au prix de rachat au gré de l'émetteur par action échangeable.

Aucune fraction de part ne sera remise. Les montants exigibles au titre du prix de rachat au gré de l'émetteur qui comprennent une fraction de part seront arrondis au nombre entier inférieur le plus près de parts.

Au moins 25 jours avant une date de rachat, Trinidad transmettra aux porteurs inscrits d'actions échangeables un avis écrit du rachat des actions échangeables par Trinidad, y compris le prix de rachat au gré de l'émetteur, la date de rachat au gré de l'émetteur et, s'il y a lieu, les détails du droit de rachat au gré de l'émetteur (défini ci-dessous). À compter de la date de transmission de cet avis, sur présentation et remise, par le porteur, des certificats des actions échangeables et des autres documents nécessaires au principal établissement de Trinidad ou au bureau de l'agent des transferts des actions échangeables, Trinidad remettra au porteur le prix de rachat au gré de l'émetteur, à l'adresse du porteur inscrite au registre des titres de Trinidad ou conservera le prix de rachat au gré de l'émetteur sous forme de parts pour que le porteur en prenne livraison au principal établissement de Trinidad ou au bureau de l'agent des

transferts des actions échangeables, selon ce qui est indiqué dans l'avis écrit. L'omission accidentelle de transmettre un avis de rachat au gré de l'émetteur à moins de 10 % des porteurs d'actions échangeables (autres que la Fiducie et Trinidad ExchangeCo) n'aura aucune incidence sur la validité du rachat d'actions échangeables au gré du porteur aux termes de cet avis.

Trinidad, en qualité de mandataire des porteurs des actions échangeables, doit offrir à la Fiducie et à Trinidad ExchangeCo le droit dérogatoire (le *droit de rachat au gré de l'émetteur*) d'acheter, à la date de rachat au gré de l'émetteur, la totalité absolue des actions échangeables alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo) au prix de rachat au gré de l'émetteur et, à l'exercice du droit de rachat au gré de l'émetteur, les porteurs de toutes les actions échangeables alors en circulation seront tenus de vendre toutes ces actions échangeables à la Fiducie ou à Trinidad ExchangeCo, selon le cas. L'exercice, par la Fiducie ou Trinidad ExchangeCo, du droit de rachat au gré de l'émetteur, entraîne la résiliation du droit de Trinidad de racheter les actions échangeables à la date de rachat au gré de l'émetteur pertinente.

Le droit de rachat au gré de l'émetteur peut être exercé, au gré de la Fiducie, par la Fiducie ou par Trinidad ExchangeCo.

Achat pour annulation

Sous réserve de la législation applicable, Trinidad peut, à tout moment et de temps à autre, acheter pour les annuler la totalité ou une partie des actions échangeables, de gré à gré, d'un porteur d'actions échangeables, pour la contrepartie dont elle convient avec le porteur en question, ou par une offre à tous les porteurs inscrits d'actions échangeables alors en circulation à un prix donné par action échangeable. Si, par suite d'une invitation à déposer des actions, le nombre d'actions échangeables déposées à des prix acceptables dépasse le nombre de ces actions que Trinidad est disposée à acheter, celle-ci peut acheter les actions échangeables au prorata. Trinidad a le droit, moyennant un avis à la Fiducie ou à Trinidad ExchangeCo, selon le cas, de racheter la totalité ou une partie des actions échangeables détenues par la Fiducie ou Trinidad ExchangeCo que celles-ci ont acquises par l'exercice des droits de rachat, des droits d'échange facultatifs ou des droits d'échange automatique, en échange de la remise de parts pour le compte de porteurs d'actions échangeables. Trinidad doit acquérir les actions échangeables en échange de l'émission, par Trinidad à la Fiducie ou à Trinidad ExchangeCo, selon le cas, d'un billet dont le capital est égal à la juste valeur marchande de ces parts remises. Toutes ces actions échangeables que Trinidad rachète ainsi doivent être annulées.

Droits de vote

Les porteurs d'actions échangeables n'ont pas le droit de recevoir d'avis de convocation, d'assister ni de voter aux assemblées des actionnaires de Trinidad. Conformément à la convention d'échange et de vote fiduciaire, les porteurs d'actions échangeables sont titulaires de certains droits de vote quant à des points devant être soumis aux porteurs de parts, conformément à ce qui est indiqué sous la rubrique « Convention d'échange et de vote fiduciaire – Droits de vote ». De plus, la convention entre actionnaires énoncera certaines ententes quant au mode d'exercice des voix rattachées aux actions échangeables, mentionnées sous la rubrique « Convention entre actionnaires ».

Anti-dilution

Le nombre de parts contre lesquelles les actions échangeables peuvent être échangées feront l'objet, non seulement de rajustements de temps à autre pour respecter le ratio d'échange, mais également de rajustements dans les cas suivants :

a) la division, le regroupement ou la redésignation des parts ou la déclaration, par la Fiducie, d'une distribution payable sous forme de parts (ou de titres échangeables contre des parts ou convertibles en parts) (autrement que dans le cours normal);

b) l'émission de droits, d'options ou de bons de souscription, à la totalité ou à la quasi-totalité des porteurs de parts, permettant à ceux-ci de souscrire des parts ou des titres convertibles en parts, échangeables contre des parts ou comportant des droits d'achat de parts;

c) l'émission, le paiement ou la distribution, à la totalité ou à la quasi-totalité des porteurs de parts, d'éléments d'actif de la Fiducie (y compris des titres d'emprunt) ou d'espèces ou d'autres droits ou titres, si cette émission, ce paiement ou cette distribution ne constitue pas une distribution dans le cours normal ou un événement visé en a) ou en b) ci-dessus.

Modification et approbation

Les droits, privilèges, restrictions et conditions dont sont assorties les actions échangeables peuvent être modifiés uniquement avec l'approbation des porteurs de celles-ci. Cette approbation ou un autre consentement ou approbation est valable s'ils sont donnés conformément à la législation applicable et s'ils respectent l'exigence minimum selon laquelle ils doivent être attestés par une résolution prise par au moins 66 2/3 % des voix exprimées à cet égard (compte non tenu des actions échangeables détenues en propriété effective par la Fiducie, Trinidad ExchangeCo ou leurs filiales et les autres membres de leur groupe) à une assemblée des porteurs d'actions échangeables dûment convoquée et tenue à laquelle les porteurs d'au moins 10 % des actions échangeables alors en circulation (compte non tenu des actions échangeables détenues par la Fiducie, Trinidad ExchangeCo ou leurs filiales et les autres membres de leur groupe) sont présents ou représentés par procuration. Si ce quorum n'est pas atteint à cette assemblée une demi-heure après l'heure fixée pour l'assemblée, l'assemblée est ajournée à l'endroit et à l'heure (au moins deux jours ouvrables plus tard) fixés par le président de l'assemblée initiale, et les porteurs d'actions échangeables présents ou représentés par procuration à la reprise d'assemblée constituent un quorum à celle-ci et peuvent délibérer des points à l'ordre du jour de l'assemblée initiale. À la reprise de l'assemblée, le vote affirmatif d'au moins 66 2/3 % des voix exprimées à l'égard d'une résolution constitue l'approbation ou le consentement des porteurs d'actions échangeables.

Actes accomplis par la Fiducie aux termes de la convention de soutien et de la convention d'échange et de vote fiduciaire

Selon les dispositions des actions échangeables, Trinidad s'engagera à accomplir tous les actes et à prendre toutes les mesures nécessaires ou souhaitables pour s'acquitter des obligations que lui imposent la convention de soutien et la convention d'échange et de vote fiduciaire et faciliter l'exécution, par la Fiducie, de toutes les obligations imposées à celle-ci par ces conventions.

Porteurs non-résidents

Les actions échangeables ne seront pas émises aux résidents d'un pays étranger. Par dérogation aux mentions contraires des dispositions des actions échangeables, l'obligation de la Fiducie ou de Trinidad ExchangeCo de régler le prix de rachat au gré du porteur, le prix de liquidation ou le prix de rachat au gré de l'émetteur des actions échangeables détenues par le résident d'un pays étranger est réglé par la remise des parts que le porteur visé aurait reçues à l'agent des transferts des actions échangeables, qui doit vendre ces parts à la Bourse à la cote de laquelle sont alors inscrites les parts et, lorsque cette vente a lieu, les droits du porteur visé sont limités à la réception du produit net de la vente (déduction faite des taxes et impôts pertinents) sur remise des certificats de ces actions échangeables.

Restrictions de transfert

Le transfert d'actions échangeables par le porteur de celles-ci est subordonné à l'approbation du conseil d'administration de Trinidad. La convention entre actionnaires précisera certains cas d'approbation automatique de transfert.

Convention d'échange et de vote fiduciaire

Droits de vote

Conformément à la convention d'échange et de vote fiduciaire, la Fiducie fera émettre une part à droit de vote spécial (la *part à droit de vote spécial*) à Valiant Trust Company ou à son remplaçant (le *fiduciaire relatif aux actions échangeables*) au profit des porteurs (à l'exception de la Fiducie et de Trinidad ExchangeCo) des actions échangeables. La part à droit de vote spécial confère un nombre de voix, pouvant être exprimées aux assemblées auxquelles les porteurs de parts sont autorisés à voter, égal au nombre de parts (arrondi au nombre entier inférieur le

plus près) en lesquelles les actions échangeables peuvent alors être échangées. En ce qui a trait au consentement écrit des porteurs de parts, chaque voix conférée par la part à droit de vote spécial peut être exprimée de la manière indiquée ci-dessus.

Chaque porteur d'une action échangeable à la date de référence d'une assemblée à laquelle les porteurs de parts ont le droit de voter aura le droit de donner instruction au fiduciaire relatif aux actions échangeables d'exprimer le nombre de voix conférées par la part à droit de vote spécial égal au nombre de parts (arrondi au nombre entier inférieur le plus près) en lesquelles cette action échangeable peut alors être échangée. Le fiduciaire relatif aux actions échangeables respectera rigoureusement les instructions du porteur concerné quant à chaque voix conférée par la part à droit de vote spécial et, faute d'instruction de vote du porteur, s'abstiendra d'exprimer les voix en question. Le porteur d'actions échangeables peut assister aux assemblées et exprimer personnellement les voix conférées par ses actions échangeables, au lieu de donner au fiduciaire relatif aux actions échangeables des instructions de vote relatives à ces actions.

Le fiduciaire relatif aux actions échangeables transmettra aux porteurs d'actions échangeables l'avis de chaque assemblée à laquelle les porteurs de parts auront le droit de voter, le ratio d'échange qui s'applique, les documents de l'assemblée et une explication de la manière dont le porteur peut donner des instructions au fiduciaire relatif aux actions échangeables au sujet des voix conférées par la part à droit de vote spécial, en même temps que la Fiducie transmet cet avis et ces documents aux porteurs de parts. Le fiduciaire relatif aux actions échangeables transmettra également aux porteurs les circulaires de sollicitation de procurations, états financiers intermédiaires et annuels et rapports de gestion connexes, et autres rapports et documents envoyés par la Fiducie aux porteurs de parts en même temps que ces documents sont envoyés aux porteurs de parts. Dans la mesure où la Fiducie transmet ces documents au fiduciaire relatif aux actions échangeables, ce dernier enverra également aux porteurs tous les documents envoyés par des tiers aux porteurs de parts, y compris les circulaires de procurations de porteurs dissidents et les offres d'achat et d'échange, dès que possible après l'envoi de ces documents aux porteurs de parts, et la Fiducie déploiera des efforts raisonnables pour obtenir et transmettre ces documents au fiduciaire relatif aux actions échangeables.

L'échange de toutes les actions échangeables du porteur d'actions échangeables contre des parts entraîne l'extinction de tous les droits de vote conférés par la part à droit de vote spécial de ce porteur.

À l'exception de modifications de nature administrative qui consistent en l'ajout d'engagements pour la protection de Trinidad ou des porteurs d'actions échangeables, l'apport de changements nécessaires ou la correction d'ambiguïtés ou d'erreurs d'écriture (dans la mesure, dans chaque cas, où le conseil d'administration de Trinidad et le fiduciaire relatif aux actions échangeables sont d'avis que ces modifications ne portent pas atteinte aux intérêts des porteurs d'actions échangeables), la convention d'échange et de vote fiduciaire ne peut être modifiée sans l'approbation des porteurs d'actions échangeables.

Droit d'échange facultatif

À la survenance de l'un des événements suivants (un *événement déclencheur des droits d'échange*) et tant qu'il subsiste :

a) un événement d'insolvabilité,

b) une situation où la Fiducie et Trinidad ExchangeCo peuvent exercer l'un ou l'autre des droits de rachat, mais choisit de s'en abstenir,

le porteur d'actions échangeables aura le droit de donner instruction au fiduciaire relatif aux actions échangeables d'exercer le droit d'échange facultatif de la totalité ou d'une partie des actions échangeables détenues par ce porteur, demandant ainsi à la Fiducie ou à Trinidad ExchangeCo d'acheter ces actions échangeables du porteur. Trinidad avisera immédiatement le fiduciaire relatif aux actions échangeables de la survenance (i) d'un événement déclencheur des droits d'échange, (ii) d'un événement qui, par l'écoulement d'un délai ou l'envoi d'un avis, devient un événement déclencheur de droits d'échange ou (iii) du choix, par la Fiducie ou Trinidad ExchangeCo, de s'abstenir d'exercer un droit de rachat qui peut alors être exercé par la Fiducie ou Trinidad ExchangeCo. Dès que possible par la suite, le fiduciaire relatif aux actions échangeables avisera chaque porteur visé de cet événement ou événement possible et avisera le porteur de son droit d'échange facultatif.

Le prix que doit payer la Fiducie ou Trinidad ExchangeCo par action échangeable à acheter en application du droit d'échange facultatif sera réglé par l'émission d'un nombre de parts égal au ratio d'échange le dernier jour ouvrable avant le jour de la clôture de l'achat et de la vente de ces actions échangeables en application du droit d'échange (le *prix d'échange*). Aucune fraction de part ne sera émise. Les montants exigibles au titre du prix d'échange qui comprennent une fraction de part seront arrondis au nombre entier inférieur le plus près de parts.

Si, par suite des dispositions d'insolvabilité de la législation applicable, Trinidad n'est pas en mesure de racheter la totalité des actions échangeables d'un porteur que celui-ci a le droit de faire racheter conformément aux dispositions des actions échangeables, le porteur sera réputé avoir exercé le droit d'échange facultatif des actions échangeables non rachetées et la Fiducie ou Trinidad ExchangeCo devra acheter ces actions du porteur de la manière indiquée ci-dessus.

Convention de soutien

Obligation de soutien de la Fiducie

Aux termes de la convention de soutien, la Fiducie ou Trinidad ExchangeCo conviendront de ce qui suit :

a) la Fiducie remettra au porteur d'actions échangeables qui le lui demande par écrit une déclaration énonçant le ratio d'échange courant;

b) elles accompliront tous les actes et prendront toutes les mesures nécessaires pour permettre à Trinidad de payer aux porteurs d'actions échangeables le montant de liquidation en cas de liquidation ou de dissolution de Trinidad, le prix de rachat au gré du porteur en cas d'une demande de rachat au gré du porteur d'actions échangeables ou le prix de rachat au gré de l'émetteur en cas de rachat d'actions échangeables par Trinidad;

c) la Fiducie s'abstiendra de prendre des mesures, y compris de voter, ou d'omettre de prendre des mesures qui entraîneraient la liquidation ou la dissolution de Trinidad, sans avoir obtenu l'approbation des porteurs de la majorité des parts alors en circulation.

La convention de soutien prévoira également que la Fiducie obtiendra l'approbation préalable de Trinidad et des porteurs d'actions échangeables avant de placer des parts supplémentaires ou des droits de souscrire celles-ci ou de distribuer d'autres biens ou éléments d'actif, à la totalité ou à la quasi-totalité des porteurs de parts, ou de modifier les droits, privilèges ou autres conditions des parts, à moins qu'une distribution identique ou équivalente sur les actions échangeables ou une modification identique ou équivalente des actions échangeables (ou des droits des porteurs de celles-ci) ait lieu simultanément. En cas de projet d'offre publique d'achat, d'offre publique de rachat ou d'opération similaire se répercutant sur les parts et nécessitant le consentement ou l'approbation du conseil d'administration de Trinidad, la Fiducie s'efforcera raisonnablement de prendre toutes les mesures nécessaires ou souhaitables pour permettre aux porteurs d'actions échangeables de participer à cette opération dans la même mesure que les porteurs de parts et de manière équivalente à ceux-ci du point de vue économique.

À l'exception de modifications de nature administrative qui visent l'ajout d'engagements pour la protection des porteurs d'actions échangeables, l'apport de changements nécessaires ou la correction d'ambiguïtés ou d'erreurs d'écriture (dans la mesure, dans chaque cas, où le conseil d'administration de Trinidad et le fiduciaire relatif aux actions échangeables sont d'avis que ces modifications ne portent pas atteinte aux intérêts des porteurs d'actions échangeables), la convention de soutien ne peut être modifiée sans l'approbation des porteurs d'actions échangeables.

Aux termes de la convention de soutien, la Fiducie et Trinidad ExchangeCo ont convenu de s'abstenir d'exercer les droits de vote conférés par les actions échangeables dont ils sont propriétaires ou dont sont propriétaires l'une de leurs filiales ou un autre membre de leur groupe sur les points soumis aux assemblées des porteurs d'actions échangeables (y compris l'approbation demandée à ces porteurs quant à des questions découlant de la convention de soutien).

Remise des parts de fiducie

La Fiducie fera les dépôts et demandera les consentements et approbations nécessaires des autorités de réglementations de manière à ce que les parts devant être émises à l'échange des actions échangeables soient émises conformément aux lois sur les valeurs mobilières applicables au Canada.

Convention entre actionnaires

Opération de contrôle de Trinidad Drilling

La convention entre actionnaires créera divers droits et obligations entre les parties. En particulier, si une opération de contrôle de Trinidad Drilling (définie ci-dessous) survient et que le conseil d'administration de Trinidad établit, de bonne foi et à son gré, qu'il n'est pas raisonnablement possible de remplacer les actions échangeables par des actions qui peuvent être échangées et dont la valeur économique est au moins équivalente à celle des actions échangeables dans le cadre d'une opération de contrôle de Trinidad Drilling et que le rachat de la totalité absolue des actions échangeables en circulation est nécessaire pour permettre la réalisation de cette opération de contrôle de Trinidad Drilling conformément à ses conditions, les porteurs d'actions échangeables conviendront que Trinidad peut racheter les actions échangeables des porteurs en question en suivant une procédure compatible avec la procédure énoncée sous la rubrique « Rachat des actions échangeables au gré de l'émetteur » (y compris, dans un tel cas, la capacité de la Fiducie et de Trinidad ExchangeCo d'acheter ou d'acquérir par ailleurs ces actions échangeables selon une procédure compatible avec les droits de rachat au gré de l'émetteur). L'expression *opération de contrôle de Trinidad Drilling* vise les fusions, offres publiques d'achat, plans d'arrangement, ventes importantes d'actions, ou de droits ou d'intérêts dans celles-ci ou relatives à celles-ci, ventes importantes d'éléments d'actif, ou de droits ou d'intérêts dans ceux-ci ou relatifs à ceux-ci, ou opérations similaires mettant en cause Trinidad ou la Fiducie; toutefois, cette opération de contrôle de Trinidad Drilling doit se faire avec une partie sans lien de dépendance (à moins que l'opération de contrôle de Trinidad Drilling ne comporte une série d'opérations associées ou reliées, auquel cas seulement la première ou la principale de ces opérations associées ou reliées doit se faire avec une partie sans lien de dépendance).

Événement entraînant l'exercice du droit de vote

Si un événement entraînant l'exercice du droit de vote rattaché aux actions échangeables est proposé et que le conseil d'administration de Trinidad établit que l'approbation ou le consentement des porteurs d'actions échangeables en circulation est nécessaire pour accomplir l'objet commercial véritable visé par l'événement entraînant l'exercice du droit de vote, les porteurs d'actions échangeables conviennent de voter ou de consentir à cet événement entraînant l'exercice du droit de vote conformément aux instructions du conseil d'administration de Trinidad. L'expression *événement entraînant l'exercice du droit de vote rattaché aux actions échangeables* désigne les questions à l'égard desquelles les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad, à l'exception d'un événement entraînant l'exercice du droit de vote rattaché aux actions échangeables dispensé.

Si un événement entraînant l'exercice du droit de vote rattaché aux actions échangeables dispensé est proposé, les porteurs d'actions échangeables conviennent de voter ou de consentir à cet événement entraînant l'exercice du droit de vote rattaché aux actions échangeables dispensé conformément aux instructions du conseil d'administration de Trinidad. L'expression *événement entraînant l'exercice du droit de vote rattaché aux actions échangeables dispensé* désigne les questions à l'égard desquelles les porteurs d'actions échangeables ont le droit de voter en qualité d'actionnaires de Trinidad pour approuver ou désapprouver, selon le cas, les changements relatifs aux actions échangeables ou aux droits des porteurs de celles-ci, lorsque l'approbation ou la désapprobation, selon le cas, du changement serait nécessaire pour maintenir l'équivalence des actions échangeables et des parts.

Aucune des dispositions relatives aux événements entraînant le droit de vote rattaché aux actions échangeables ou aux événements entraînant le droit de vote rattaché aux actions échangeables dispensé n'a pour effet d'empêcher les porteurs d'actions échangeables d'exercer leurs droits de rachat au gré du porteur aux termes des dispositions des actions échangeables ni d'exercer leurs droits d'échange aux termes de la convention d'échange et de vote fiduciaire.

Transferts autorisés

Le conseil d'administration de Trinidad a convenu d'approuver tout transfert d'actions échangeables qui est conforme aux critères suivants, soit a) le cessionnaire est un résident de l'Alberta, b) le transfert proposé ne fera pas en sorte que Trinidad devienne une société ayant fait appel au public (*distributing corporation* pour l'application de l'ABCA), c) le transfert proposé est conforme à la législation applicable et d) le cessionnaire signe les documents que lui demande raisonnablement Trinidad pour que le cessionnaire devienne partie à la convention entre actionnaires et lié par celle-ci.

MARCHÉ POUR LES TITRES

Les parts sont inscrites à la cote de la TSX et affichées aux fins de négociation à cette bourse sous le symbole « TDGUN ».

Mois (2003)	Fourchette des cours	Volume des opérations
Janvier	2,01 \$ - 2,60 \$	530 600
Février	2,35 \$ - 2,80 \$	401 653
Mars	2,60 \$ - 3,00 \$	300 200
Avril	2,55 \$ - 2,86 \$	1 050 000
Mai	2,78 \$ - 3,30 \$	1 276 700
Juin	3,48 \$ - 3,88 \$	1 704 800
Juillet	3,79 \$ - 4,85 \$	2 035 700
Août	4,37 \$ - 5,05 \$	1 073 400
Septembre	4,65 \$ - 5,15 \$	1 369 238
Octobre	4,67 \$ - 5,45 \$	1 264 900
Novembre	5,31 \$ - 5,98 \$	1 694 800
Décembre	5,45 \$ - 6,90 \$	1 586 900

VENTES ANTÉRIEURES

Le 10 avril 2003, la Fiducie a réalisé un appel public à l'épargne aux termes duquel elle a émis 4 615 385 parts au prix de 2,60 $ chacune pour un produit brut global de 12 000 000 $. Le 15 juillet 2003, la Fiducie a réalisé dans le cadre d'une acquisition ferme un placement privé visant 6 944 444 parts à 3,60 $ chacune pour un produit brut de 24 999 998 $. Le 19 novembre 2003, la Fiducie a réalisé un appel public à l'épargne visant 5 050 506 parts au prix de 4,95 $ chacune pour un produit brut global de 25 000 005 $. Le 15 mars 2004, la Fiducie a réalisé un appel public à l'épargne visant 4 096 154 parts au prix de 7,80 $ chacune pour un produit brut global de 30 000 001 $. De plus, dans le cadre de l'acquisition d'Arrow, Trinidad a émis 2 307 692 actions échangeables au prix de 7,80 $ chacune; ces actions peuvent être échangées au cours de la période de cinq ans suivant la date d'émission des parts de fiducie.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Administrateurs de Trinidad

Les administrateurs de Trinidad sont nommés par les porteurs de parts de la Fiducie à chaque assemblée annuelle des porteurs de parts. Leur mandat prend fin à l'assemblée annuelle suivante ou dès qu'un successeur est élu ou nommé. Leurs nom, lieu de résidence, occupation principale au cours des cinq dernières années et année d'entrée en fonction comme administrateur de Trinidad sont indiqués ci-dessous :

Nom et lieu de résidence	Administrateur depuis	Principale occupation au cours des cinq dernières années
Michael E. Heier (1)(3)(4) Calgary (Alberta) Canada	Mars 1996	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998, chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000, dirigeant de Trinidad depuis sa constitution en société en 1996, homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.
Grant D. Abbott(2) Calgary (Alberta) Canada	Juillet 1996	Contrôleur de Stanfield Mining Group of Canada depuis février 2003, auparavant, président de Abbott Financial Consulting Ltd. de juin 2002 à février 2003, auparavant, chef des finances de Trinity Energy Inc. de juin 1998 à mai 2002.
Kevin A. Bennett(1)(2) Calgary (Alberta) Canada	Novembre 1999	Homme d'affaires indépendant depuis juillet 2001, auparavant, président et chef de l'exploitation de Ventus Energy Ltd. d'octobre 1998 à septembre 2001.
John M. Friesen(1) Steinbach (Manitoba)	Novembre 1999	Président de Friesen Drillers Ltd. depuis juin 1992.
Peter J. Gross(3) Calgary (Alberta) Canada	Février 2000	Ingénieur pétrolier et conseiller indépendant en ingénierie de janvier 2002 à ce jour, auparavant, vice-président et chef de l'exploitation de Viking Energy Royalty Trust de juillet 1997 à décembre 2001.
Naveen Dargan(2)(3) Calgary (Alberta) Canada	Juin 2003	Homme d'affaires indépendant depuis juin 2003, auparavant, directeur général principal chez Raymond James Ltée, d'octobre 2001 à juin 2003, auparavant, premier vice-président et directeur général chez Goepel McDermid Inc., société remplacée par Raymond James Ltée, de juin 1999 à octobre 2001, auparavant, vice-président directeur et administrateur délégué de Goepel McDermid Inc. d'avril 1998 à juin 1999.

Notes :
(1) Membres du comité de rémunération de Trinidad.
(2) Membres du comité de vérification de Trinidad.
(3) Membres du comité de la gouvernance d'entreprise.
(4) Président du conseil.

Membres de la direction de Trinidad

Les noms, lieu de résidence, poste et principale occupation au cours des cinq dernières années de chaque membre de la direction de Trinidad sont indiqués ci-après :

Nom et lieu de résidence	Poste	Principale occupation au cours des cinq dernières années
Michael E. Heier Calgary (Alberta) Canada	Chef de la direction	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998, chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000, dirigeant de Trinidad depuis sa constitution en société en 1996, homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.
Lyle C. Whitmarsh Calgary (Alberta) Canada	Président	Président de Trinidad depuis le 1er novembre 2002, auparavant, directeur général, Exploitation, de Trinidad depuis août 2001, auparavant, homme d'affaires dans le secteur du forage pétrolier et gazier pendant plus de 15 ans.
Brent J. Conway Calgary (Alberta) Canada	Chef des finances	Chef des finances de Trinidad ou de sa société remplacée depuis novembre 2001, auparavant, vice-président, Finances, et chef des finances de Bowridge Resource Group Inc. depuis septembre 1994.

Nom et lieu de résidence	Poste	Principale occupation au cours des cinq dernières années
Brock W. Gibson[1] Calgary (Alberta) Canada	Secrétaire général	Associé, Blake, Cassels & Graydon s.r.l., avocats.

Note :
(1) M. Gibson était secrétaire général et administrateur de Probe Exploration Inc. avant la mise sous séquestre de cette entreprise.

Positions en titres des administrateurs et des membres de la direction

Au 14 mai 2004, les administrateurs et les membres de la direction de Trinidad étaient propriétaires véritables, directement ou indirectement, de 1 968 468 parts au total, soit environ 6 % des parts émises et en circulation, ou exerçaient un contrôle ou une emprise sur ces celles-ci.

Au 14 mai 2004, les membres de la direction et les administrateurs détenaient aussi collectivement 680 030 options qui, si elles étaient levées, porteraient à quelque 8 % des parts émises et en circulation la propriété effective des membres de la direction, des administrateurs et des initiés en tant que groupe.

Conflits d'intérêts

Il peut arriver que des administrateurs et des membres de la direction dont le nom figure ci-dessus soient administrateurs ou membres de la direction d'émetteurs qui sont des concurrents de Trinidad et qu'à ce titre ils soient en conflit d'intérêts dans l'exercice de leurs fonctions à l'égard de Trinidad. Ces conflits d'intérêt seront abordés conformément à la procédure prescrite par l'ABCA. Voir « Facteurs de risque – Conflits d'intérêts ».

LITIGES EN COURS

À l'heure actuelle, ni la Fiducie ni Trinidad ne sont parties à un litige, et leurs biens ne sont visés par aucun litige, et Trinidad n'est au courant d'aucune menace de litige de ce type.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Aucun des administrateurs ou des dirigeants de Trinidad n'a eu d'intérêt important, direct ou indirect, dans une opération au cours de trois derniers exercices terminés ou de l'exercice en cours qui a eu ou aura des répercussions importantes sur Trinidad.

AGENT DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES

L'agent des transferts et agent chargé de la tenue des registres de la Fiducie est Valiant Trust Company à son principal établissement de Calgary.

CONTRATS IMPORTANTS

À part les contrats conclus dans le cours normal des activités, aucun contrat important pour Trinidad ou la Fiducie, qui soit toujours valide, n'a été conclu pendant ni avant le dernier exercice financier terminé.

INTÉRÊTS DES EXPERTS

PricewaterhouseCoopers s.r.l., comptables agréés et vérificateurs de la Fiducie, détient, directement ou indirectement, moins de 1 % des parts émises et en circulation.

COMPLÉMENT D'INFORMATION

Des renseignements supplémentaires concernant Trinidad se trouvent sur SEDAR à www.sedar.com. De plus, d'autres renseignements sur la rémunération et les dettes des administrateurs et des membres de la direction, les principaux porteurs de parts, les options, les actions échangeables et les droits visant l'achat de parts figurent dans la circulaire de sollicitation de procurations de la Fiducie pour sa dernière assemblée annuelle des porteurs de parts à

laquelle a eu lieu l'élection des administrateurs de Trinidad. Un complément d'information financière figure également dans les états financiers consolidés comparatifs et le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003.

WILSON DRILLING LTD.

- and -

TRINIDAD DRILLING LTD.

ASSET PURCHASE AGREEMENT

July 8, 2004

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT made as of the 8th day of July, 2004.

BETWEEN:

WILSON DRILLING LTD., a corporation incorporated pursuant to the laws of the Province of Alberta

\- and -

TRINIDAD DRILLING LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta

WHEREAS the Vendor desires to sell, transfer and assign to the Purchaser and the Purchaser desires to purchase from the Vendor the Purchased Assets on the terms and conditions set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a) "**85(1) Election**" has the meaning ascribed thereto in Section 2.8.

(b) "**Additional Indemnitees**" means, with respect to any Person to which an indemnity is granted pursuant to Article 9, its affiliates and the respective trustees, directors, officers, servants, agents and employees of that Person and its affiliates.

(c) "**affiliate**" means, in relation to any Person, any other Person that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(d) "**Agreement**" means this asset purchase agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(e) "**Agreement Default**" means any material misrepresentation or material breach of warranty made by a Party, or the failure of a Party to perform or observe in any material respect any of the covenants or agreements to be performed by such Party under this Agreement or any agreement or other certificate or instrument delivered in connection herewith.

(f) "**Amended and Restated Management Agreement**" means the amended and restated management agreement dated as of the Closing Date among the Purchaser, the Partnership, Paramount Resources Ltd., the Vendor and ManagementCo, substantially in the form attached hereto as Schedule 1.1(f).

(g) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(h) "**Applicable Privacy Laws**" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(i) "**Asset Statement**" has the meaning ascribed thereto in Subsection 2.5(d).

(j) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(k) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(l) "**Cash Portion**" has the meaning ascribed thereto in Section 2.2.

(m) "**Certificate of Dispute**" has the meaning ascribed thereto in Subsection 2.5(e)(ii).

(n) "**Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(o) "**Closing**" means the transfer by the Vendor to the Purchaser of the Purchased Assets and the payment by the Purchaser to the Vendor of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(p) "**Closing Date**" means the Financing Completion Date (which is anticipated to be July 27, 2004) or such earlier or later date as the Parties may agree in writing; provided that the Closing Date may be no later than August 9, 2004 without the prior written consent of the Parties.

(q) "**Customer List**" has the meaning ascribed thereto in Subsection 4.1(p).

(r) "**Deemed Value Per Exchangeable Share**" has the meaning ascribed thereto in Section 2.4.

(s) "**Direct Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(t) "**Disclosed Personal Information**" has the meaning ascribed thereto in Section 12.1.

(u) "**Disclosure Documents**" has the meaning ascribed thereto in Section 3.4.

(v) "**Documents**" means all contracts, agreements, documents, permits, licenses, certificates, plans, drawings, specifications, reports, compilations, analysis, studies, financial statements, budgets, market surveys, corporate records, the Warranties and Guarantees and any other documents or information of whatsoever nature relating to the Vendor's business and any and all rights in relation thereto.

(w) "**Environmental Law**" means any requirement pursuant to Applicable Law relating to the protection of human health, safety or the environment or to emissions, discharges or Releases of pollutants, contaminants, or chemicals, or industrial, toxic or hazardous substances or wastes, into the environment (including structures, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, including petroleum and petroleum products and byproducts.

(x) "**Environmental Permits**" has the meaning ascribed thereto in Subsection 4.1(y)(xv).

(y) "**Equity Financing**" has the meaning ascribed thereto in Subsection 5.1(b).

(z) "**Exchangeable Shares**" has the meaning ascribed thereto in the exchangeable share provisions substantially in the form attached hereto as Schedule 1.1(z).

(aa) "**Financing Completion Date**" means the date on which the closing of the Equity Financing occurs.

(bb) "**Forfeited Amount**" has the meaning ascribed thereto in Subsection 2.5(d).

(cc) "**GAAP**" or "**Generally Accepted Accounting Principles**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(dd) "**Goodwill**" means the goodwill associated with the operation of the business of the Vendor including, but not limited to, the name, Customer List, earning power, reputation and knowledge which is of a commercial nature and which contributes to the success of the Vendor's business.

(ee) "**GST**" means the goods and services tax imposed under Part IX of the *Excise Tax Act* (Canada).

(ff) "**Hazardous Material**" means any chemicals or other materials or substances that are defined as or included in the definition of "hazardous substances", "hazardous wastes",

"hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "pollutants", "contaminants", or words of similar import under any Environmental Law, including petroleum and petroleum products and byproducts and radioactive materials (including naturally occurring radioactive materials); and any other chemical, material or substance, the presence of or exposure to which is prohibited, limited or regulated by any Authorized Authority under any Environmental Law.

(gg) "**Holdback Amount**" has the meaning ascribed thereto in Subsection 2.5(a).

(hh) "**Holdback Holder**" has the meaning ascribed thereto in Subsection 2.5(a).

(ii) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(jj) "**Indemnified Losses**" means, in relation to any Person, any and all liabilities, indebtedness, obligations, losses, damages, claims, assessments, fines, penalties, costs, fees and expenses of every kind, nature or description suffered or incurred by such Person, whether fixed or contingent, known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief, but excluding indirect damages, punitive damages, special or consequential damages (including loss of profits or revenues) and loss of business.

(kk) "**Indemnifier**" means any Person granting an indemnity pursuant to Section 9.1 or 9.2.

(ll) "**Indemnitee**" means any Person indemnified pursuant to Section 9.1 or 9.2.

(mm) "**Independent Valuator**" means an equipment appraiser, business valuator, chartered accountant or firm of chartered accountants as chosen by the Vendor from amongst two candidates put forward by the Purchaser which is, where applicable, "independent" to the Purchaser and the Vendor, as such term is defined in accordance with GAAP.

(nn) "**Intellectual Property Rights**" means any statutory or common law rights of the Vendor in any jurisdiction, including the registration or application for registration of such rights, provided under: (i) patent law; (ii) copyright law; (iii) trade-mark law, including trade names; (iv) design patent or industrial design law; (v) semi-conductor chip or mask work law; and any other statutory provision or common law principle applicable hereto which may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, formulae, algorithms, concepts, inventions or know-how, and specifically includes all rights of the Vendor to the name "Wilson Drilling Ltd." and any logos associated therewith.

(oo) "**Interim Period**" has the meaning ascribed thereto in Subsection 8.1(a).

(pp) "**Letter Agreement**" means the letter agreement dated May 25, 2004 between the Purchaser and the Vendor.

(qq) "**Liabilities**" shall include, without limitation, any direct or indirect indebtedness, guarantee, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or

responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated, unliquidated, secured or unsecured.

(rr) "**Management Agreement**" means the management agreement made as of November 30, 2001 between the Partnership and the Vendor.

(ss) "**ManagementCo**" means a wholly-owned subsidiary of the Purchaser to be incorporated pursuant to the laws of the Province of Alberta at or before the Time of Closing.

(tt) "**Parties**" means the Vendor and the Purchaser and "**Party**" means one of them.

(uu) "**Partnership**" means the Shetah-Wilson Drilling Partnership.

(vv) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(ww) "**Personal Information**" means information about an individual transferred to one Party by another in accordance with this Agreement and/or as a condition of the transaction contemplated hereby.

(xx) "**Personnel List**" has the meaning ascribed thereto in Subsection 4.1(q).

(yy) "**Professional Fees**" means reasonable fees and disbursements of legal counsel, consultants and expert witnesses and other reasonable out-of-pocket expenses incurred in connection therewith.

(zz) "**Purchase Price**" has the meaning ascribed thereto in Section 2.2.

(aaa) "**Purchased Assets**" means all right, title and interest of the Vendor in and to the Tangibles, the Spare Parts, the Intellectual Property Rights, the Goodwill, the Customer List, the Warranties and Guarantees and the Amended and Restated Management Agreement.

(bbb) "**Purchaser**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the Province of Alberta.

(ccc) "**Purchaser's Condition Notice**" has the meaning ascribed thereto in Subsection 10.1(b).

(ddd) "**Purchaser's Counsel**" means the law firm of Blake, Cassels & Graydon LLP.

(eee) "**Release**" means any actual or threatened release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or any structure.

(fff) "**Release Date**" means the 30th day following the Closing Date.

(ggg) "**Rig #6 Liabilities**" has the meaning ascribed thereto in Subsection 4.1(bb).

(hhh) "**Rig #6 Liabilities Package**" has the meaning ascribed thereto in Subsection 3.2(a).

(iii) "**Shareholder Agreement**" means the voting and shareholder agreement substantially in the form attached as Schedule 1.1(iii).

(jjj) "**Shareholders** " means **[deleted to maintain confidentiality]**, each a "**Shareholder**".

(kkk) "**Spare Parts**" means all of the spare and replacement parts and replacement accessories for or associated with the Tangibles currently in possession of the Vendor or that may come into possession of the Vendor after the date hereof and prior to the Time of Closing, including the items of personal property set forth in Schedule 1.1(mmm) under the heading "Wilson Drilling Ltd. – Additional Assets".

(lll) "**Support Agreement**" means the support agreement substantially in the form attached as Schedule 1.1(lll).

(mmm) "**Tangibles**" means all right, title and interest of the Vendor in and to the items of personal property set forth in Schedule 1.1(mmm) and listed under the heading "Tangibles".

(nnn) "**Third Party**" has the meaning ascribed thereto in Subsection 9.5(c).

(ooo) "**Third Party Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(ppp) "**Time of Closing**" means 10:00 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

(qqq) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust existing pursuant to the laws of the Province of Alberta.

(rrr) "**Trust Units**" means trust units in the capital of Trinidad Energy.

(sss) "**TSX**" means the Toronto Stock Exchange.

(ttt) "**Underlying Units**" means the Trust Units into which the Exchangeable Shares are exchangeable.

(uuu) "**Vendor**" means Wilson Drilling Ltd., a corporation incorporated pursuant to the laws of the Province of Alberta, and includes any divisions or subdivisions, whether operating under registered trade names or not, of Wilson Drilling Ltd.

(vvv) "**Vendor's Counsel**" means the law firm of Burnet, Duckworth & Palmer LLP.

(www) "**Vendor's Condition Notice**" has the meaning ascribed thereto in Subsection 10.1(d).

(xxx) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement substantially in the form attached as Schedule 1.1(xxx).

(yyy) "**Warranties and Guarantees**" means all warranties, guarantees or contractual obligations that entitle the Vendor to any rights against a consultant, contractor or supplier engaged in the design, construction, use or maintenance of the Purchased Assets or any part of the Purchased Assets which are capable of transfer to the Purchaser.

1.2 References and Headings

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Calgary time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8 Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9 Schedules

The following Schedules are attached hereto and made part of this Agreement:

Schedule 1.1(f) – Form of Amended and Restated Management Agreement
Schedule 1.1(z) – Exchangeable Share Provisions
Schedule 1.1(iii) – Form of Shareholder Agreement
Schedule 1.1(lll) – Form of Support Agreement
Schedule 1.1(mmm) – Tangibles
Schedule 1.1(xxx) – Form of Voting and Exchange Trust Agreement
Schedule 2.7 – Allocation of Purchase Price
Schedule 4.1(l) – Encumbrances
Schedule 4.1(p) – Customer List
Schedule 4.1(q) – Personnel List
Schedule 4.1(r) – Material Contracts
Schedule 4.1(w) – Employee Benefits and Pension Plans
Schedule 4.1(bb) – Information Respecting Rig #6
Schedule 5.1(g) – Form of Release
Schedule 5.1(j) – Form of General Conveyance
Schedule 5.1(p) – Form of Non-Competition Agreement

ARTICLE 2
SALE AND CONVEYANCE

2.1 Purchase and Sale of Purchased Assets

Subject to the terms and conditions hereof, at the Time of Closing, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase and receive from the Vendor, the Vendor's entire right, title and interest in and to the Purchased Assets for the Purchase Price as determined by the provisions of Section 2.2.

2.2 The Purchase Price

Subject to the provisions of Section 2.5, the Purchaser and the Vendor agree that the purchase price for the Purchased Assets (the "**Purchase Price**") will be an aggregate of $32,000,000 (inclusive of the Holdback Amount), payable as to $19,200,000 in cash (the "**Cash Portion**") with the balance payable through the issuance of Exchangeable Shares with a deemed aggregate value of $12,800,000. The Exchangeable Shares will be issued at the Deemed Value Per Exchangeable Share as determined pursuant to Section 2.4. The Purchase Price (less the Holdback Amount and the amount in respect of the Rig #6 Liabilities calculated in accordance with Subsection 3.2(b)) shall be paid to the Vendor on the Closing Date.

2.3 Payment of the Purchase Price

The Purchaser covenants that the Purchase Price (less the Holdback Amount and the amount in respect of the Rig #6 Liabilities calculated in accordance with Subsection 3.2(b)) shall be paid to the Vendor at the Time of Closing by the Purchaser delivering: (i) a certified cheque or bank draft in an amount equal to the Cash Portion (less the Holdback Amount and the amount in respect of the Rig #6 Liabilities calculated in accordance with Subsection 3.2(b)) issued in favour of the Vendor; and (ii) a certificate or certificates, registered as directed by the Vendor, in respect of the Exchangeable Shares.

2.4 Issuance of Exchangeable Shares

The Exchangeable Shares will be issued at a deemed value per Exchangeable Share (the "**Deemed Value Per Exchangeable Share**") equal to the price per Trust Unit obtained by Trinidad Energy pursuant to the Equity Financing. The Parties acknowledge and agree that the issuance of any Exchangeable Shares and the Deemed Value Per Exchangeable Share shall be subject to the prior approval of the TSX and compliance with Applicable Law. The Vendor acknowledges that the Exchangeable Shares may be subject to hold periods in accordance with the provisions of Applicable Law and the rules of the TSX and agrees that any certificates representing the Exchangeable Shares (and any Underlying Units) will bear a legend to that effect.

2.5 Holdback Respecting Asset Condition

(a) At the Time of Closing, $3,000,000 of the Cash Portion (the "**Holdback Amount**") will be deposited in trust with the Vendor's Counsel (the "**Holdback Holder**").

(b) The Holdback Holder may deposit the Holdback Amount in an interest bearing account with a Canadian chartered bank, credit union or trust company authorized to carry on business in Alberta, provided that the Holdback Holder shall not be obligated to deposit the Holdback Amount in an interest bearing account if the period of such deposit is or is expected to be less than 30 days or the Parties otherwise agree.

(c) Interest earned on the Holdback Amount, if any, shall be paid in the same manner as the Holdback Amount, interest to follow the principal.

(d) On or prior to the Release Date: (i) the Purchaser shall conduct a physical inspection of the Tangibles; and (ii) the Purchaser shall deliver to the Vendor a written summary (the "**Asset Statement**") providing the Vendor with reasonable details as to how the Forfeited Amount (as described below) was determined. If: (i) any of the Tangibles are not in existence or are not in a serviceable condition, reasonable wear and tear excepted; or (ii) any of the Tangibles remain subject to any encumbrance in the nature of those described in Subsection 4.1(l), the Purchase Price shall be adjusted downward by an amount equal to the fair market value of any missing Tangibles, plus the cost to bring any Tangibles into serviceable condition, plus the amount required to give free and clear title to all of the Tangibles to the Purchaser (such amount being referred to as the "**Forfeited Amount**"); provided that, in the event that the Forfeited Amount as set forth in the Asset Statement is less than $150,000, or if the Purchaser fails to so deliver an Asset Statement by the Release Date, for the purposes of this Section 2.5 only, all of the Tangibles shall be conclusively deemed to be in existence and in serviceable condition, reasonable wear and tear excepted.

(e) The Holdback Holder shall hold and distribute the Holdback Amount as follows:

(i) In the event that the Purchaser has, on or before 5:00 p.m. (Calgary time) on the Release Date, delivered to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) the Asset Statement and a certificate certified by an officer of the Purchaser:

(A) stating that in the *bona fide* opinion of such officer, one or more of the Tangibles is not in existence or is not in a serviceable condition,

reasonable wear and tear excepted and/or that encumbrances remain against any of the Tangibles;

(B) identifying the Tangibles alleged to be missing, not in a serviceable condition or subject to encumbrances and giving reasonable details of such claim; and

(C) setting forth the Forfeited Amount,

the Holdback Holder shall:

(D) as soon as is reasonably possible following receipt of the Asset Statement, deliver to the Vendor a copy of such Asset Statement along with a bank draft, certified cheque, or solicitors' trust cheque payable to the Vendor in an amount equal to the difference between the Holdback Amount and the Forfeited Amount; and

(E) continue to hold the Forfeited Amount and shall not release the same except as required under Subsection 2.5(e)(ii) or with the express written direction of both the Vendor and the Purchaser or except as may be ordered by any Court of competent jurisdiction.

(ii) The Purchaser shall provide to the Vendor the right to review the Asset Statement at the earliest opportunity following its preparation and shall provide full access to the working papers of the Purchaser to aid in such review. The Vendor shall have five Business Days after delivery of the Asset Statement in accordance with Subsection 2.5(e)(i)(D) to deliver to the Purchaser and to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) a notice (the "**Certificate of Dispute**") disputing, in reasonable detail, the Purchaser's claim to the Forfeited Amount or some portion thereof. If the Vendor fails to deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in such manner, the Holdback Holder shall unconditionally release, as soon as is reasonably possible, the Forfeited Amount to the Purchaser (by delivery in the manner contemplated by Section 11.1 to the Purchaser's address as set forth in Section 11.2). If the Vendor does deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in the manner set forth above disputing the Purchaser's claim to all or a portion of the Forfeited Amount, then the Holdback Holder shall unconditionally release to the Purchaser (by delivery in the manner contemplated by Section 11.1 to the Purchaser's address as set forth in Section 11.2), as soon as is reasonably possible, such portion of the balance of the Forfeited Amount as is claimed by the Purchaser but which is not in dispute, and continue to hold the balance of the Forfeited Amount until the Holdback Holder is provided with a joint written direction of the Purchaser and the Vendor instructing the Holdback Holder as to how such balance of the Forfeited Amount is to be delivered.

(iii) In the event that no Asset Statement has been delivered to the Holdback Holder (by delivery in the manner contemplated by Section 11.1 to the Holdback Holder's address as set forth in Section 11.2) on or before 5:00 p.m. (Calgary time) on the Release Date, the Holdback Holder shall, on the Release Date, or as soon as is reasonably possible thereafter, deliver to the Vendor a bank draft,

certified cheque or solicitors' trust cheque, payable to the Vendor in a sum equal to the entirety of the Holdback Amount.

(f) If the Vendor delivers a Certificate of Dispute in accordance with Subsection 2.5(e)(ii) and if the Certificate of Dispute is disputed by either of the Parties and they fail to resolve such dispute forthwith, then at the written request of either Party (with concurrent delivery of notice of the same to the Holdback Holder), the Independent Valuator shall be promptly engaged to resolve such dispute and the Independent Valuator shall be required to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within ten Business Days after the dispute is referred to it. The decision of the Independent Valuator shall be final and binding and the Parties agree to give, within three Business Days of the Independent Valuator's decision, a joint written direction to the Holdback Holder consistent with the decision of the Independent Valuator. The fees and expenses of the Independent Valuator shall be shared as to 50% by the Vendor and as to 50% by the Purchaser.

(g) In the event that joint written instructions are required from the Purchaser and the Vendor regarding the distribution or payment of the Forfeited Amount or any part of the Forfeited Amount and the Vendor or the Purchaser fail to provide the same or there is an order of any court of competent jurisdiction for a third party claim or garnishment respecting the Holdback Amount or any part of the Holdback Amount, or for any reason the Holdback Holder wishes to cease holding the Holdback Amount or any portion thereof; provided that, the Holdback Holder makes this latter decision in good faith and not to give one Party preference over the other, then the Holdback Holder shall be at liberty at any time to apply to have the Holdback Amount, or the balance remaining of the Holdback Amount (other than amounts out of the Forfeited Amount that the Holdback Holder is already obliged to release hereunder), paid into court, less the reasonable fees and disbursements of the Holdback Holder incurred in making an application to the court, and upon payment into court as provided by such court order, the Holdback Holder shall be relieved of any obligation with respect to the Holdback Amount.

2.6 Reimbursement for Prepaid Expenses

The Vendor may deliver to the Purchaser (within 30 days of the Closing Date) a certificate of an officer of the Vendor setting forth those prepaid expenses of the Vendor: (i) which were made by the Vendor in respect of the Purchased Assets (such prepaid expenses having been made in the ordinary course of business, consistent with past practice) prior to the Closing Date for periods extending past the Closing Date; (ii) which the Purchaser has enjoyed or will enjoy the benefit of subsequent to the Closing Date; and (iii) in respect of which the Vendor has used reasonable commercial efforts to obtain reimbursement from the payee of the same and has been unsuccessful. Within ten Business Days of the receipt by the Purchaser of such officer's certificate, the Purchaser shall pay the Vendor for such prepaid expenses to an aggregate maximum of $30,000.00.

2.7 Allocation of Purchase Price

At Closing, the Purchase Price will be allocated among the Purchased Assets in accordance with Schedule 2.7.

2.8 85(1) Election

The Purchaser and the Vendor shall jointly execute an election (the "**85(1) Election**") in the form prescribed pursuant to subsection 85(1) of the *Income Tax Act* (Canada) in respect of the sale of the

Purchased Assets and the Vendor shall file such election in the time prescribed by subsection 85(6) of the *Income Tax Act* (Canada). The Parties agree that the total "elected amount" shall be equal to $21,500,000, and that the allocation of the "elected amount" to those Purchased Assets described in Class 41 of Schedule II to the Regulations of the *Income Tax Act* (Canada) shall be the greatest amount permitted under the provisions of, and Regulations under, the *Income Tax Act* (Canada), having regard to the allocation in Section 2.7 and the minimum required allocation of the total "elected amount" to the other Purchased Assets.

2.9 GST Election

The Purchase Price does not include GST. It is the understanding of the Vendor and the Purchaser as of the date hereof that, subject to the filing of a prescribed election, no GST is exigible in respect of the transfer of the Purchased Assets. At the Time of Closing, the Vendor and the Purchaser shall execute jointly an election under Section 167 of the *Excise Tax Act* (Canada) and the Purchaser shall file such election with its GST return for the reporting period in which the Closing occurs. The Purchaser agrees to indemnify and save harmless the Vendor and its Additional Indemnitees in respect of their Indemnified Losses suffered or incurred by any of them as a result of not collecting or remitting any such GST, and, in particular, if subsequent to Closing, such election is rejected or overturned by the Minister of National Revenue, then the Purchaser shall pay the GST that is determined to be payable in respect of the transfer of the Purchased Assets, including any interest and penalties payable in respect thereof.

ARTICLE 3
ADDITIONAL COVENANTS

3.1 Location and Possession of Assets

The Vendor represents and warrants that it has provided to the Purchaser a listing of the exact location of the material assets which comprise the Purchased Assets. The Vendor covenants that at the Time of Closing, the Purchased Assets shall be physically segregated from and not commingled with the other assets of the Vendor.

3.2 Completion of Rig #6

(a) The Vendor covenants and agrees that, at least three Business Days prior to the Closing Date, it shall deliver to the Purchaser an officer's certificate which includes a calculation of the Rig #6 Liabilities as at a date not more than five Business Days prior to the Closing Date and which includes any additional contracts and agreements in respect of Rig #6 which were not provided pursuant to Subsection 4.1(bb) (or any amendments or supplements to any of the agreements previously delivered pursuant to Subsection 4.1(bb)) (collectively, the "**Rig #6 Liabilities Package**"). Such Rig #6 Liabilities Package must be in a form acceptable to the Purchaser, acting reasonably.

(b) The Vendor irrevocably directs that at Closing, such portion of the Cash Portion (which, for clarity, is in addition to the Holdback Amount) which is equal to the Rig #6 Liabilities as set forth in the Rig #6 Liabilities Package shall be, at the election of the Vendor, either:

    (i) paid to the Vendor's Counsel in trust, and the Vendor's Counsel shall forthwith use such funds to satisfy all of the outstanding Rig #6 Liabilities as set forth in the Rig #6 Liabilities Package; or

(ii) tabled at Closing in the form of certified cheques payable to each payee and in such amounts as set forth in the Rig #6 Liabilities Package, and such certified cheques shall forthwith be delivered to such payees by the Vendor's Counsel in satisfaction of all of the outstanding Rig #6 Liabilities as set forth in the Rig #6 Liabilities Package,

and, to the extent any of such Rig #6 Liabilities have resulted in encumbrances against the Purchased Assets, the Vendor's Counsel shall undertake to forthwith have all such encumbrances discharged.

3.3 Offers of Employment

If Closing occurs, the Purchaser (or its nominee) agrees to make offers of employment to all employees of the Vendor, on the same or better terms as enjoyed by such employees as at May 25, 2004, and to assume the respective years of service for those employees of the Vendor who accept such offers. The Vendor agrees that until the termination of this Agreement, it will not terminate the employment of any of its key employees except as contemplated in this Agreement, without the prior written consent of the Purchaser. Notwithstanding the foregoing, the Purchaser will have no obligation to implement or continue for any such employees any of the benefits, plans or other obligations described in Subsection 4.1(w); provided, however, that such employees shall be entitled to, where applicable, participate in the Purchaser's existing benefit plans in accordance with the Purchaser's normal business practice.

3.4 Disclosure Obligations

The Vendor consents to disclosure by the Purchaser and Trinidad Energy (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, business acquisition report, press release or other document, the form and content of which are subject to or proscribed by Applicable Law (collectively, "**Disclosure Documents**"), of a description of the assets and businesses of the Vendor and such historical financial and operational information for the Vendor as may be required by Applicable Law to be included in any Disclosure Documents. The Vendor shall use reasonable commercial efforts, exercised in a timely manner so as to permit the Purchaser and/or Trinidad Energy (and any affiliate thereof or successor thereto) to comply with Applicable Law, to obtain the co-operation of its auditors and accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting the Vendor to be contained in any Disclosure Document. In addition, the Vendor shall use reasonable commercial efforts, exercised in a timely manner so as to permit the Purchaser and/or Trinidad Energy (and any affiliate thereof or successor thereto) to comply with Applicable Law, to obtain from its auditors any required "comfort letter" regarding any of the aforesaid financial information contained in any Disclosure Document and to obtain the consent of its auditors to the inclusion of the auditors' report or reports in respect of any audited financial statements of the Vendor included in any Disclosure Document. The provisions of this Section 3.4 shall survive Closing for a period of three years; provided that, all costs associated with such future audits or reviews will be borne by the Purchaser.

3.5 [Deleted to maintain confidentiality]

3.6 Exclusivity Obligations

None of the Vendor, the Shareholders nor their respective shareholders (excluding those shareholders of Paramount Resources Ltd. who hold less than 10% of the issued shares of Paramount Resources Ltd.), directors, officers, employees or agents shall, directly or indirectly, alone or jointly or in concert with any other Person: (i) invite or solicit offers or expressions of interest from third parties for the sale of the Purchased Assets or any securities of the Vendor (or any part of such Purchased Assets or securities); (ii)

negotiate with or consider or review unsolicited offers of third parties for the sale of the Purchased Assets or the securities of the Vendor (or any part of such Purchased Assets or securities); or (iii) disclose confidential information to third parties or amend existing confidentiality agreements with third parties in connection with the foregoing, until the earlier of:

(a) written agreement between the Purchaser and the Vendor;

(b) termination of this Agreement by the Purchaser or the Vendor in accordance with the provisions of Section 10.1; and

(c) the Closing.

3.7 Change of Name and Internet Matters

The Vendor agrees that following Closing it will, as soon as is reasonably possible, and, in any event, within ten Business Days:

(a) change its name from "Wilson Drilling Ltd." and further agrees to not change its name back to a name which uses or includes the word "Wilson" or any other form thereof without the prior written consent of the Purchaser; and

(b) relinquish control of and redirect to the Purchaser's website any and all websites respecting the Vendor's business, including the website located at www.wilsondrilling.com and cease use of any e-mail addresses with the domain "@wilsondrilling.com".

The Vendor will work with the Purchaser to implement the necessary procedures to ensure that, for a period of six months following the Closing Date, all e-mail coming to the domain "@wilsondrilling com" will be automatically forwarded to the e-mail address "twood@trinidaddrilling.com" or such other e-mail addresses as designated by the Purchaser.

3.8 [Deleted to maintain confidentiality]

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Vendor

To induce the Purchaser to enter into this Agreement and complete the transactions contemplated hereby, the Vendor covenants, represents and warrants to and in favour of the Purchaser now as provided in this Section 4.1:

(a) **Standing.** The Vendor is a corporation, duly organized, validly existing under the laws of the Province of Alberta and duly registered and authorized to carry on business only in the Province of Alberta, the Province of British Columbia and the Northwest Territories.

(b) **Requisite Authority.** The Vendor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements, documents and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict.** The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing):

(i) under any term or provision of the constating documents of the Vendor or any shareholder agreement among any of the Shareholders and/or the Vendor;

(ii) under any permit or authorization of any Authorized Authority to which the Vendor is a party or by which the Vendor is bound;

(iii) of any other Person; or

(iv) under Applicable Law.

(d) **Execution and Enforceability.** The Vendor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of the Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(e) **Shareholders.** There are no shareholders of the Vendor other than: **[deleted to maintain confidentiality]**.

(f) **Shareholder Agreements.** Any and all shareholder agreements respecting the Vendor and/or any securities of the Vendor have been duly terminated in accordance with their terms and will not impact title to, or the value of, the Purchased Assets and will not create any liability or obligation of the Purchaser following Closing.

(g) **Directors and Officers.** The only directors and officers of the Vendor are as hereinafter set forth:

[Deleted to maintain confidentiality]

(h) **No Subsidiaries.** The Vendor has no subsidiaries (as such term is defined in the *Business Corporations Act* (Alberta)) other than Invertek Holdings Inc., and the Vendor has no interest in any other corporation or other unincorporated entity other than the Shehtah-Wilson Drilling Partnership.

(i) **Minute Book.** The minute book of the Vendor as provided to the Purchaser's Counsel contains: (i) true and complete copies of any agreements among the Shareholders in respect of the Vendor; and (ii) other than to the extent that the contrary would have a

material adverse impact upon the Purchased Assets, the value thereof or the Purchaser's entitlements hereunder, all minutes of meetings or written resolutions of the directors and shareholders of the Vendor held or passed since the date of incorporation, and all such meetings were either duly called and held or any irregularities in holding or calling such meetings have been waived, and the registers contained in the minute book are accurate and complete.

(j) **Residence.** The Vendor is resident in Canada for the purposes of the *Income Tax Act* (Canada).

(k) **Litigation.** There are no actions, suits or proceedings existing or pending or threatened against the Vendor which would prevent or hinder the consummation of the transaction contemplated by this Agreement.

(l) **No Encumbrances.** Except for the encumbrances set out in Schedule 4.1(l), the Vendor is the absolute beneficial owner of the Purchased Assets with good, beneficial and marketable title thereto, free and clear of all mortgages, charges, liens, pledges, claims, security interests and agreements and other encumbrances of whatsoever nature, and the Vendor has good right, full power and absolute authority to sell and assign the Purchased Assets to the Purchaser for the purpose and in the manner as provided in this Agreement and, immediately upon Closing, the Purchaser will have possession of and may from time to time and at all times thereafter peaceably and quietly have, hold, possess and enjoy the Purchased Assets and every part thereof to and for its own use and benefit without any manner of hindrance, interruption, molestation, claim or demand of, from or by the Vendor or any other Person claiming through the Vendor.

(m) **Condition of Purchased Assets.** All of the Tangibles are in serviceable condition, reasonable wear and tear excepted.

(n) **No Rights to Purchase Purchased Assets.** Other than this Agreement, there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Vendor of any or all of the Purchased Assets.

(o) **No Rights to Purchase Securities.** There exists no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of the Vendor or for the issue of any other securities of any nature or kind of the Vendor.

(p) **Customer List.** Schedule 4.1(p) is a materially complete and accurate list (the "**Customer List**") of all of the customers of the Vendor to whom services have been provided in connection with the operation of the Tangibles since January 1, 2002, and such list accurately sets forth the contact names and numbers for each customer listed, as well as an estimate of the number of drilling days per customer during such period.

(q) **Personnel List.** Schedule 4.1(q) is a true and complete list (the "**Personnel List**") of all personnel (including employees, contractors and consultants) employed, subcontracted or hired by the Vendor as of the date hereof and the employment contracts, consulting and other agreements, if any, whether written or oral, applicable to each such Person together with all related information requested by the Purchaser.

(r) **Material Contracts.** Schedule 4.1(r) is a list of each written contract to which the Vendor is a party which could materially affect the business, affairs, operations or financial condition of the Vendor.

(s) **Intellectual Property Rights**. There are no Intellectual Property Rights necessary for the conduct of the Vendor's business as currently conducted other than any common law rights it may have in the name of "Wilson Drilling Ltd." and any logos associated therewith.

(t) **GST Registration.** The Vendor is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number for the Vendor is **[deleted to maintain confidentiality]**.

(u) **Bankruptcy and Insolvency Matters.** No action or proceeding has been commenced or filed by or against the Vendor or which seeks or may lead to receivership, bankruptcy, a consumer proposal or any other similar proceeding in respect of the Vendor, the adjustment, compromise or composition of claims against the Vendor or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for the Vendor or any portion of its assets. No such action or proceeding has been authorized or is being considered by or on behalf of the Vendor and no creditor or equity security holder, if applicable, of the Vendor has threatened to commence or advise that it may commence, any such action or proceeding.

(v) **Labour Matters and Employment Standards.**

(i) The Vendor is not subject to any agreements with any labour union or employee association and has not made any commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and there has not been any attempts to organize, certify or establish any labour union or employee association in relation to any of the persons described in the Personnel List;

(ii) There are no existing or threatened labour strikes or labour disputes, grievances, controversies or other labour troubles affecting the Purchased Assets;

(iii) The Vendor has complied with all laws, rules, regulations and orders applicable to it relating to employment of the persons described in the Personnel List, including those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation. There are no outstanding charges or complaints against the Vendor relating to unfair labour practices or discrimination or under any legislation relating to the Persons described in the Personnel List. The Vendor has paid in full all amounts owing under all applicable workers' compensation legislation in the provinces in which it conducts operations in connection with the Purchased Assets, and the workers' compensation claims experience in connection with the operation of the Purchased Assets would not permit a penalty reassessment under such legislation; and

(iv) At the Time of Closing, the Vendor will have terminated its employment of all persons described in the Personnel List and will have paid in full all amounts, obligations and debts owing to any of the Persons described in the Personnel List

by the Vendor or incurred by the Vendor in connection with the employment services provided by any of the Persons described in the Personnel List up to and including the Closing Date, including, without limitation, all wages, salary, bonuses, commissions and holiday pay, but not including any severance amounts in lieu of notice of termination without cause.

(w) **Employee Benefit and Pension Plans**. The Vendor does not have, and is not subject to, any present or future obligation or liability under any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, whether formal or informal except as described in Schedule 4.1(w).

(x) **Deductions at Source**. The Vendor has fulfilled all requirements under the *Income Tax Act* (Canada) and the regulations thereto, the Canada Pension Plan, the *Employment Insurance Act* (Canada) and any applicable provincial legislation, for withholding of amounts from the persons described in the Personnel List and has remitted all amounts withheld to the appropriate authorities within the prescribed times.

(y) **Environmental Matters**. Other than where the contrary would not materially and adversely impact title to, or the value of, the Purchased Assets or would not create any liability or obligation of the Purchaser following Closing:

(i) The Vendor has not received any written notice of any non-compliance with Environmental Law.

(ii) The Vendor has not received any order or directive which relates to environmental matters and which requires any work, repairs, construction, or capital expenditures.

(iii) The Vendor has not received any demand or notice with respect to the breach of any environmental, health or safety law applicable to the Vendor or any of its business undertakings, including any regulations respecting the use, discharge, storage, treatment, transportation, or disposition of environmental contaminants.

(iv) There are no claims, investigations or inquiries pending or threatened against the Vendor (or naming the Vendor as a potentially responsible party) based on non-compliance with any Environmental Law at any of the properties or facilities currently or formerly owned, leased or operated by the Vendor.

(v) Neither the Vendor nor any other person has, with respect to the Vendor's business, filed any notice under any Environmental Law reporting past or present treatment, storage or disposal of a Hazardous Material or reporting a Release of a Hazardous Material.

(vi) No encumbrance for: (A) any liability under Environmental Laws; or (B) damages arising from or costs incurred in connection with a Release of a Hazardous Material or other substance into the environment has been filed or is attached to any property of the Vendor or the Purchased Assets.

(vii) The Vendor has no contingent liability in connection with: (A) the Release or threatened Release into the environment at, beneath or on any property or facility

now or previously owned, leased or operated by the Vendor; or (B) the storage or disposal of any Hazardous Material.

(viii) The Vendor has not received any claim, complaint, notice, letter of violation, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facility or property (including off-site storage or disposal of any Hazardous Material from such facility or property) currently or formerly owned, leased or operated by the Vendor.

(ix) No property now or previously owned, leased or operated by the Vendor is listed on any federal, state or provincial list as a site requiring investigation or cleanup.

(x) The Vendor is not transporting, has not transported and is not arranging for the transportation of any Hazardous Material to any location which is listed on any federal, state or provincial list or which is the subject of federal, state, provincial or local enforcement actions or other investigations that would reasonably be expected to lead to material claims against the Vendor for removal or remedial work, contribution for removal or remedial work, damage to natural resources or personal injury.

(xi) There are no sites, locations or operations at which the Vendor is currently undertaking, or has completed, any removal, remedial or response action relating to any such disposal or release, as required by Environmental Laws.

(xii) The Vendor does not own or operate any underground storage tanks, treatment, storage or disposal facilities or any solid waste disposal facilities.

(xiii) There have been no environmental audits, tests, investigations or analyses performed with respect to any property or facility currently owned, leased or operated by the Vendor.

(xiv) The Vendor has not received notice of and is not aware of any material environmental liabilities related to the Purchased Assets.

(xv) All environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of the assets of the Vendor or otherwise in connection with the business or operations of the Vendor have been obtained and maintained in full force and effect; the Vendor has complied with all Environmental Permits in all respects, and there is no action, investigation or proceeding pending or to the knowledge of the Vendor, threatened regarding any Environmental Permit.

(xvi) The Vendor and the Purchased Assets and the ownership, operation, development, maintenance and use thereof are, in all respects, in compliance with all Environmental Laws and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(z) **Tax Matters.** The Vendor has duly filed in a timely manner all tax returns required to be filed by it and has promptly paid all taxes and assessments due and owing and has not entered into an agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any tax return, or the payment or assessment of any tax, governmental charge or deficiency, where the contrary would materially and adversely impact title to, or the value of, the Purchased Assets or would create any liability or obligation of the Purchaser following Closing.

(aa) **Business/Part of a Business.** The Purchased Assets constitute all or substantially all of the property or assets that reasonably can be regarded as being necessary for carrying on the Vendor's business.

(bb) **Rig #6.** Attached hereto as Schedule 4.1(bb) is a copy of all contracts, invoices and other agreements and documents relating to the Vendor's Rig #6, including with respect to its construction, maintenance, certification, operation and otherwise, all of which are full, true and complete, unamended, as at the date hereof. In addition, Schedule 4.1(bb) contains a complete listing of all Liabilities in respect of Rig #6 (the "**Rig #6 Liabilities**"), estimated as at the date hereof.

(cc) **Standing of Partnership.** The Partnership is a general partnership, duly organized, validly existing under the laws of the Province of Alberta and duly registered and authorized to carry on business only in the Province of Alberta and the Northwest Territories.

(dd) **Requisite Authority of Partnership.** The Partnership has the requisite capacity, power and authority to execute the Amended and Restated Management Agreement and to perform the obligations to which it thereby becomes subject.

(ee) **No Conflict respecting Partnership.** The execution and delivery of the Amended and Restated Management Agreement will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing) under:

(i) any term or provision of the partnership agreement forming the Partnership or any other agreement among its partners;

(ii) any permit or authorization of any Authorized Authority to which the Partnership is a party or by which the Partnership is bound;

(iii) any other Person; or

(iv) Applicable Law.

(ff) **Execution and Enforceability by Partnership.** The Partnership has taken all necessary actions to authorize the execution, delivery and performance of the Amended and Restated Management Agreement. The Amended and Restated Management Agreement will be duly executed and delivered by the Partnership at the Time of Closing and the Amended and Restated Management Agreement will constitute, and all other documents executed and delivered on behalf of the Partnership thereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Partnership enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(gg) **Partners.** There are no partners of the Partnership other than: **[deleted to maintain confidentiality]**.

(hh) **Litigation.** There are no actions, suits or proceedings existing or pending or threatened against the Partnership.

(ii) **No Rights to Purchase Securities.** There exists no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued interests in the capital of the Partnership or for the issue of any other securities of any nature or kind of the Partnership.

(jj) **Material Contracts.** The Partnership Agreement made effective the 30th of November, 2001 creating the Partnership and the Management Agreement made as of the 30th day of November, 2001, both as provided to the Purchaser by the Vendor, remain in full force and effect, unamended.

4.2 Representations and Warranties of the Purchaser

To induce the Vendor to enter into this Agreement and complete the transactions contemplated hereby, the Purchaser covenants, represents and warrants to and in favour of the Vendor now as provided in this Section 4.2:

(a) **Standing**. The Purchaser is a corporation, duly organized, validly existing under the laws of its jurisdiction of amalgamation, and duly registered and authorized to carry on business in the Province of Alberta and Trinidad Energy is a mutual fund trust, validly formed under the laws of the Province of Alberta.

(b) **Requisite Authority**. Each of the Purchaser and Trinidad Energy has the requisite corporate and trust capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby to which it is a party and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict**. The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing):

(i) under any term or provision of the constating documents of the Purchaser or Trinidad Energy;

(ii) under any permit or authorization of any Authorized Authority to which the Purchaser is a party or by which the Purchaser or Trinidad Energy is bound, other than the TSX and Valiant Trust Company, as trustee for Trinidad Energy;

(iii) of any other Person; or

(iv) under Applicable Law.

(d) **GST Registration.** The Purchaser is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number for the Purchaser is **[deleted to maintain confidentiality]**.

(e) **Execution and Enforceability.** The Purchaser has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser or Trinidad Energy hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Purchaser or Trinidad Energy, as applicable, enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(f) ***Investment Canada Act.*** The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(g) **No Requirements.** Except as may be stipulated as a condition precedent under Section 5.1, there is no requirement on the Purchaser's or Trinidad Energy's part to obtain any authorization, approval, order, license, permit or consent of any Authorized Authority and no registration, declaration or filing by the Purchaser or Trinidad Energy with any such Authorized Authority is required in order for the Purchaser or Trinidad Energy:

(i) to execute and deliver all of the documents and instruments to be delivered by the Purchaser or Trinidad Energy pursuant to this Agreement; and

(ii) to duly perform and observe the terms and provisions of this Agreement.

(h) **Exchangeable Shares**

(i) The Purchaser has, or will have prior to the Time of Closing, duly authorized and approved the issuance of the Exchangeable Shares to be issued hereunder and when issued hereunder, such Exchangeable Shares will be issued as fully paid and non-assessable shares of the Purchaser;

(ii) Trinidad Energy has, or will have prior to the Time of Closing, duly authorized and approved the issuance of the Underlying Units, and when issued, such Underlying Units will be issued as fully paid and non-assessable Trust Units;

(iii) Trinidad Energy is a reporting issuer in the Province of Alberta and at the date hereof there are no material matters which need to be the subject of a material change report or otherwise disclosed under Applicable Law other than those matters relating to this Agreement and the Equity Financing; and

(iv) the Purchaser and Trinidad Energy will take all commercially reasonable steps to comply with the provisions of Multilateral Instrument 45-102 so that Vendor will be entitled to the four month hold period provided for under Multilateral Instrument 45-102 in respect of the Underlying Units.

4.3 Reliance and Survival Period

The Vendor acknowledges that the Purchaser may rely on the representations and warranties made by the Vendor pursuant to Section 4.1, and the Purchaser acknowledges that the Vendor may rely on the representations and warranties made by the Purchaser in Section 4.2. The representations and warranties of each Party shall survive the Closing and continue in full force and effect for a period of 12 months following the Closing Date.

4.4 [Deleted to maintain confidentiality]

ARTICLE 5
COMPLETION OF PURCHASE

5.1 Purchaser's Conditions

The obligations of the Purchaser to complete the purchase of the Purchased Assets contemplated herein is subject to the fulfilment of each of the following conditions precedent, unless waived in writing by the Purchaser:

(a) **Vendor's Representations, Warranties and Covenants**. At the Time of Closing, the Vendor shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Section 4.1 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and the Vendor shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) the Vendor has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of the Vendor as contained herein are true and correct as of such date and time.

(b) **Equity Financing.** At the Time of Closing, Trinidad Energy shall have obtained external equity financing in respect of the purchase and sale of the Purchased Assets as contemplated hereby, on terms and conditions satisfactory to Trinidad Energy, in an amount not less than **[deleted to maintain confidentiality]**, net of expenses and commissions (the "**Equity Financing**").

(c) **No Material Change**. At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) of the Purchased Assets from May 25, 2004.

(d) **Due Diligence.** The Purchaser shall have conducted and completed its investigation of the business and affairs of the Vendor and the Partnership and, in its sole and unrestricted discretion, have been satisfied in all respects with the results of such investigation and have determined to proceed with the transaction contemplated hereby.

(e) **Third Party Approvals**. At the Time of Closing, there shall have been obtained the written consents or approvals, in form and substance satisfactory to the Purchaser and the

Purchaser's Counsel, acting reasonably, of any Person or Authorized Authority (including the TSX and Valiant Trust Company, as trustee of Trinidad Energy and any applicable securities regulatory authorities) whose consent to the transactions contemplated hereby is required, and all conditions imposed upon such consents shall have been satisfied and, without limiting the generality of the foregoing, the TSX shall have approved the transactions contemplated hereby, including the issuance of the Underlying Units, without requiring the approval of the same by Trinidad Energy's unitholders.

(f) **No Actions**. At the Time of Closing: (i) no litigation or proceeding shall be pending or threatened to restrain, set aside or invalidate the transactions contemplated by, or to obtain substantial damages in respect of, this Agreement or the Vendor's ownership of the Purchased Assets or operation of the business of the Vendor; and (ii) no legal or regulatory action or proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the transactions contemplated by this Agreement.

(g) **Releases**. At the Time of Closing, the Vendor shall have delivered or caused to have been delivered to the Purchaser duly executed releases, substantially in the form attached hereto as Schedule 5.1(g), from each of **[deleted to maintain confidentiality]**.

(h) **Board Approval**. The Board of Directors of the Purchaser shall have approved the transactions contemplated by this Agreement.

(i) **Corporate Proceedings**. At the Time of Closing, all necessary steps and proceedings of the Vendor and the Shareholders, as approved by the Purchaser's Counsel, shall have been taken to permit the Purchased Assets to be duly and regularly transferred to the Purchaser, and the Vendor shall have delivered certified copies of resolutions of the Shareholders and of the Board of Directors of the Vendor resolving to approve the sale of the Purchased Assets.

(j) **Closing Documents**. The Vendor shall have executed and delivered to the Purchaser all documents as the Purchaser or the Purchaser's Counsel may reasonably request for the purposes of effecting the transfer and delivery of the Purchased Assets in accordance with the terms of this Agreement, including a General Conveyance, substantially in the form of Schedule 5.1(j), the 85(1) Election and the GST Election contemplated by Section 2.9.

(k) **Evidence of Employee Payments**. At the Time of Closing, the Vendor will provide evidence, in form satisfactory to the Purchaser, acting reasonably, that the Vendor has paid all salaries, benefits and holiday pay for all of the Vendor's employees, accrued up to and including the Closing Date.

(l) **Employment Agreement. [Deleted to maintain confidentiality]**

(m) **Transfer of Assets**. At the Time of Closing, the Purchased Assets shall be transferred to the Purchaser free and clear of any claims, liens, mortgages, charges, pledges, security interests and encumbrances whatsoever; provided that the Vendor may deliver separate no-interest letter agreements, in form satisfactory to the Purchaser, acting reasonably, duly executed by each secured party or registrant set forth in Schedule 4.1(l), whereby each such secured party or registrant agrees, upon the satisfaction of terms satisfactory to the Purchaser, acting reasonably, to release and discharge the Purchased Assets from any and all security interests held by such secured party or registrant.

(n) **Transfer of Material Contracts.** At the Time of Closing, the Vendor shall have arranged for the transfer, on terms acceptable to the Purchaser, acting reasonably, of the four drilling contracts set forth in Schedule 4.1(r).

(o) **Transfer of Leases.** At the Time of Closing, the Vendor shall have arranged for the transfer, on terms acceptable to the Purchaser, acting reasonably, of the lease in respect of the real property situate at 703 – 18th Avenue, Nisku, Alberta.

(p) **Non-Competition Agreements. [Deleted to maintain confidentiality]**

(q) **Confirmation of Holdback Amount.** A letter from the Vendor's Counsel, addressed to the Purchaser and the Purchaser's Counsel, acknowledging that the Vendor's Counsel is in receipt of the Holdback Amount and is holding the same in accordance with the terms of Section 2.5, but subject to the provisions of Section 13.15.

(r) **Ancillary Documents.** At the Time of Closing, the Support Agreement, the Voting and Exchange Trust Agreement and the Shareholder Agreement shall have been executed by all of the parties thereto (other than the Purchaser) and shall constitute legal, valid and binding obligations of each of such parties, enforceable against such parties in accordance with their respective terms and conditions.

(s) **Rig #3 Lease. [Deleted to maintain confidentiality]**

(t) **Rig #6 Liabilities Package**. At least three Business Days prior to the Closing Date, the Vendor shall have delivered the Rig #6 Liabilities Package to the Purchaser.

5.2 Vendor's Conditions

The obligation of the Vendor to complete the sale of the Purchased Assets contemplated herein is subject to the fulfilment of the following conditions precedent, unless waived in writing by the Vendor:

(a) **Purchaser's Representations, Warranties and Covenants**. At the Time of Closing, the Purchaser shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Section 4.2 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and the Purchaser shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) it has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of such Party as contained herein are true and correct as of such date and time.

(b) **Purchase Price**. The Purchaser shall deliver: (i) a certified cheque or bank draft in an amount equal to the Cash Portion (less the Holdback Amount and the amount in respect of the Rig #6 Liabilities calculated in accordance with Subsection 3.2(b)) and the certificate or certificates in respect of the Exchangeable Shares to the Vendor, all pursuant to Section 2.3; and (ii) by way of certified cheque or bank draft, the Holdback Amount to the Holdback Holder.

(c) **No Material Adverse Change.** At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) of Trinidad Energy from the date of this Agreement.

(d) **Regulatory Approvals.** The Purchaser shall have secured all necessary regulatory approvals, including without limitation, to the issuance of the Exchangeable Shares and Underlying Units, necessary for the performance of this Agreement by the Purchaser.

(e) **Articles of Amendment.** Prior to the Time of Closing, the Purchaser shall have filed articles of amendment to provide that the authorized capital of the Purchaser includes exchangeable share provisions substantially as attached hereto as Schedule 1.1(z).

(f) **Closing Documents**. The Purchaser shall have executed and delivered to the Vendor all documents as the Vendor or the Vendor's Counsel may reasonably request for purposes of effecting the terms of this Agreement.

(g) **Payout of Existing Bank Financing. [Deleted to maintain confidentiality]**

(h) **Shetah-Wilson Drilling Partnership.** At the Time of Closing, the Management Agreement shall have been unconditionally assigned to ManagementCo and the Amended and Restated Management Agreement shall have been entered into by the parties thereto.

5.3 Satisfaction of Conditions

The Parties covenant and agree to use all reasonable efforts until the Closing Date to take, or refrain from taking any actions, with the intent that the conditions precedent, as set forth in this Article 5, shall be satisfied and all covenants and agreements herein made by them shall have been performed.

5.4 Closing and Closing Date

The Closing shall occur at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta at the Time of Closing on the Closing Date.

5.5 Delivery of Documents

At the time of Closing, the Vendor shall have delivered to the Purchaser, or have made arrangements satisfactory to the Purchaser, to deliver, in organized form, all Documents relating to the Purchased Assets as are in the possession of the Vendor at the Closing Date. Ownership in the Documents shall remain with the Vendor and the Documents shall be returned to the Vendor within two years of the Closing Date; provided that, the Purchaser shall be entitled to make such copies of the Documents as it deems appropriate. In the event that the Vendor removes any original Documents prior to the expiry of such two year period, it shall only do so if it leaves copies of the same with the Purchaser. While the Documents are in the possession of the Purchaser, the Vendor shall, directly or through such Persons as it shall reasonably authorize from time to time, be entitled to reasonable unrestricted access, during the Purchaser's normal business hours, to the Documents to view the same (and to make use of the Purchaser's facilities for making copies of the same from time to time). While the Documents are in the possession of the Purchaser, the Purchaser shall take reasonable steps to protect and preserve the Documents in the same manner as it protects and preserves its own.

ARTICLE 6
RECORDS

6.1 Access to Premises and Records

Subject always to the provisions of 6.2:

(a) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, the Purchaser, the Purchaser's Counsel and the Purchaser's accountants, appraisers and other advisors shall have reasonable access, providing such access does not adversely affect the day to day operations of the Vendor, to the premises, assets (including the Purchased Assets) and Documents of the Vendor for the purpose of investigating the business and affairs of the Vendor. Without limiting the generality of the foregoing such access shall include access to the following, if, and to the extent, the same are in existence:

(i) all books, financial records, tax returns, internal forecasts, contracts, minute books and other records pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(ii) detailed description of inventories and fixed assets and all obligations and leases associated with assets of the Vendor as at April 31, 2004;

(iii) contracts, patents and leases pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(iv) copies of all services and management contracts pertaining to the business, affairs, operations, assets and liabilities of the Vendor;

(v) copies of all available engineering, soil and environmental reports, audits and studies pertaining to the assets of the Vendor;

(vi) lists of all employees and consultants, their remuneration packages, employment contracts, consulting contracts, and employee benefits plans and compensation agreements, including outstanding options to acquire additional securities in the capital of the Vendor;

(vii) true and complete copies of all contracts or commitments for the employment of any officer, individual or agent, including, if applicable, all collective agreements or agreements with or commitments to any labour union, if any;

(viii) full details of current remuneration and benefit arrangements, expense and other allowances and pension and welfare plans, if any;

(ix) employee performance records, if any, and records of employment, if any; and

(x) any other records, documents, facilities and/or assets required by the Purchaser.

(b) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, the Vendor shall cause management of the Vendor, upon reasonable request, to meet with the Purchaser and its representatives during normal business hours at the headquarters of the Vendor to discuss the status of ongoing operations of the Vendor.

6.2 Access to Records And Employees After Closing Date

The Purchaser shall provide the Vendor with such access to its records which relate to the Purchased Assets for a period of 24 months after the Closing Date and to the former employees of the Vendor from time to time as may reasonably be requested by the Vendor in relation to the preparation and audit of any

financial statements or tax returns of the Vendor or the Partnership relating to any period prior to the Closing Date. Any such access and the participation of any such employee will not constitute a default or breach of any non-competition agreement contemplated by this Agreement.

6.3 Accounts Receivable and Accounts Payable

After the Closing Date, the Purchaser will allow the former employees of the Vendor to provide reasonable assistance to the Vendor in the collection of all accounts receivable and payment of all accounts payable of the Vendor and the Partnership which relate to any periods prior to the Closing Date. Notwithstanding the foregoing, nothing contained in this Section 6.3 shall require the Purchaser to take any action which, in the Purchaser's discretion, exercised reasonably, may harm its relationship with any existing or potential customers.

ARTICLE 7
CONFIDENTIALITY

7.1 Confidentiality

(a) All documents and information received by the Vendor from the Purchaser or vice versa, and their respective counsel and agents (including this Agreement), shall be treated by the Vendor and the Purchaser, as the case may be, as confidential information and will not be disclosed to others by the Vendor or the Purchaser, except to their respective counsel, auditors and bankers. Neither Party shall disclose the terms of this Agreement (or the fact that it has been signed or the fact that a purchase of the Purchased Assets has been agreed to or is being contemplated) to any other Person (other than such Party's affiliates, directors, officers, consultants, employees, lenders, counsel, accountants or any other advisors on a need-to-know basis who have agreed in writing or who by the nature or their terms of their retainer, engagement or employment are under a duty to keep such terms confidential and to use the information only for the need-to-know basis upon which the information was provided, and for whom such Party shall be liable as a result of any breach of such obligation of confidentiality), except in order to comply with any Applicable Law; provided that, subject to the provisions of Subsection 7.1(b), each Party shall notify the other Party of any proceeding under Applicable Law of which it is aware which may result in disclosure and the other Party may, at its own expense, seek to obtain any protective order to prevent or limit such disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation; provided further that, all monetary damages shall be limited to actual direct damages. The provisions of this Section 7.1 shall survive the Closing Date for a period of two years; except that, the obligations of the Purchaser pursuant to this Section 7.1 shall terminate on the occurrence of Closing.

(b) Notwithstanding the provisions of Subsection 7.1(a), the Vendor acknowledges and agrees that the Purchaser is wholly-owned by Trinidad Energy, which is a "reporting issuer" in certain jurisdictions and that the Trust Units are listed on the TSX. The Vendor further acknowledges and agrees that the Purchaser and/or Trinidad Energy may make such press releases respecting the transactions contemplated hereby as they desire; provided that, the Purchaser provides the Vendor with a copy of such press releases as soon as practicable following issuance.

ARTICLE 8
INTERIM OPERATIONS

8.1 Carrying on Business to Closing Date

(a) The Vendor shall cause the business of the Vendor to be carried on in the normal and ordinary course during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with the provisions of Section 10.1 (the "**Interim Period**") and undertakes to notify the Purchaser of any event or occurrence during the Interim Period which might reasonably be considered to have a materially adverse effect on the Purchased Assets or the business of the Vendor.

(b) Except for in the ordinary course of business, consistent with past practice, unless otherwise contemplated herein or approved by the Purchaser in writing, acting reasonably, the Vendor covenants with the Purchaser that during the Interim Period the Vendor shall not:

(i) enter into, amend or terminate in any respect any material contract or agreement, including the making of any material amendment to the terms of employment of employees or the terms on which consultants are retained;

(ii) repurchase, redeem or otherwise acquire any of its shares or otherwise amend the share capital of the Vendor;

(iii) issue or agree to issue any shares of the Vendor or any rights, options or other entitlements relating thereto;

(iv) merge into or with or consolidate with any other Person or acquire all or substantially all of the business or assets of any Person;

(v) make any change in its constating documents or by-laws;

(vi) sell, transfer, lease, licence or otherwise dispose of, or create any mortgage, pledge, waiver or other encumbrance on, the whole or any part of the Purchased Assets;

(vii) grant or assume a material security interest to any Person; or

(viii) do anything that would cause any of the covenants, representations and warranties contained in Section 4.1 to be false or misleading.

ARTICLE 9
LIABILITY AND INDEMNIFICATION

9.1 Responsibility of the Vendor

Subject to the limitations set forth herein, the Vendor acknowledges and agrees that it shall:

(a) be liable to the Purchaser, Trinidad Energy and their respective Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Purchaser, Trinidad Energy and their respective Additional Indemnities from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, or the operation of a business or portion thereof associated with or by making use the Purchased Assets, to the extent that such act, omission, or circumstance or other matter, arises on or before the Time of Closing;

(ii) the Persons described in the Personnel List to the extent that such act, omission, circumstance or other matter, arises on or before the Time of Closing; or

(iii) any Agreement Default made by the Vendor.

9.2 Responsibility of Purchaser

Subject to the limitations set forth herein, the Purchaser hereby acknowledges and agrees that it shall:

(a) be liable to the Vendor and its Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Vendor and its Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur,

as a result of any act, omission, circumstances or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, or the operation of a business or portion thereof associated with or by making use the Purchased Assets, to the extent that such act, omission, or circumstance or other matter, arises subsequent to the Time of Closing;

(ii) any Agreement Default made by the Purchaser; or

(iii) the inclusion in any Disclosure Document of a description of the assets or business of the Vendor or any historical financial or operational information in respect of the Vendor.

9.3 [Deleted to maintain confidentiality]

9.4 Responsibility Extends to Legal Costs and Settlements

Notwithstanding any provision to the contrary contained in this Article 9 references to costs in the liability and indemnification obligations prescribed by Sections 9.1 and 9.2 shall be deemed to include Professional Fees and disbursements on a full indemnity basis, and shall extend to settlements, satisfactions or other compromises with respect to claims by a Third Party for Indemnified Losses.

9.5 Indemnification Procedure

Notwithstanding any provision to the contrary contained in this Article 9:

(a) In the event that an Indemnitee becomes aware of any claim, proceeding or other matter (a "**Claim**") in respect of which the Indemnifier is liable to indemnify the Indemnitee pursuant to this Article 9, the Indemnitee shall promptly give written notice thereof to the Indemnifier. Such notice shall specify whether the Claim arises as a result of a claim by a Person other than a Party (a "**Third Party**"), against the Indemnitee (a "**Third Party Claim**") or whether the Claim does not so arise (a "**Direct Claim**"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnitee of the Claim, the Indemnifier shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnifier the information relied upon by the Indemnitee to substantiate the Claim, together with all such other information as the Indemnifier may reasonably request. If both Parties agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifier shall immediately pay to the Indemnitee the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or, in default, pursuant to the provisions of the *Arbitration Act* (Alberta).

(c) With respect to any Third Party Claim, the Indemnifier shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifier shall reimburse the Indemnitee for all of the Indemnitee's reasonable out-of-pocket expenses as a result of such participation or assumption. If the Indemnifier elects to assume such control, the Indemnitee shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnitee unless the Indemnifier consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifier and the Indemnitee and a representation of both the Indemnifier and the Indemnitee by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). Notwithstanding the foregoing, the Indemnifier shall not settle any Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. If the Indemnifier, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnitee shall be entitled to assume such control, and the Indemnifier shall be bound by the results obtained by the Indemnitee with respect to such Third Party Claim. If the amount of any liability of the Indemnitee under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifier to the Indemnitee, the Indemnitee shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(d) If the Indemnifier fails to assume control of the defence of any Third Party Claim, the Indemnitee shall have the exclusive right to contest, settle or pay the amount claimed. Notwithstanding the foregoing, the Indemnitee shall not settle any Third Party Claim

without the prior written consent of the Indemnifier, which consent shall not be unreasonably withheld or delayed.

(e) The Indemnitee and the Indemnifier shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). Without limitation to the foregoing there shall, as between the Indemnitee and Indemnifier, be a duty of good faith with respect to any Third Party Claim and the conduct or defence thereof.

(f) For greater certainty, the provisions of this Section 9.5 do not apply to claims for adjustments or reimbursements under Section 2.5.

9.6 Limit on Each Party's Responsibility

The obligations and liability of any Indemnifier under this Agreement shall be subject to the following limitations:

(a) the Indemnifier shall have no liability in connection with any Indemnified Losses until the aggregate of such claims exceeds $200,000 and, upon the aggregate of such claims exceeding $200,000, the Indemnifier shall be required to indemnify in respect of only the amount of such Indemnified Losses which, in aggregate, is in excess of $200,000 and which is less than or equal to the Purchase Price;

(b) the Indemnifier shall have no liability in connection with any Indemnified Losses to the extent that such Indemnified Losses are reimbursed or reimbursable with certainty to the Indemnitee or its Additional Indemnitees by the Indemnitee's insurer;

(c) no Person who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the Indemnified Losses were caused by such activity, to claim indemnification pursuant to this Article 9 from any Person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence; and

(d) the Indemnifier shall have no liability in connection with any Claim (other than those Claims in consequence of any covenants of a Party contained in this Agreement) unless the Indemnitee provides the Indemnifier with written notice of such Claim, including, to the extent known, full particulars of the basis therefor, within 12 months of the Closing Date.

9.7 No Merger of Legal Responsibilities

The liabilities and indemnities created in this Article 9 shall be deemed to apply to, and shall not merge in, all assignments, transfers and other documents delivered by the Vendor to the Purchaser pursuant hereto, notwithstanding the terms of such assignments, transfers and other documents or Applicable Law to the contrary, and all such rules are hereby waived.

ARTICLE 10
TERMINATION

10.1 Grounds For Termination

This Agreement may be terminated on or prior to the Closing Date:

(a) by the written agreement of the Vendor and the Purchaser;

(b) by the Purchaser upon delivery of written notice to the Vendor if any of the conditions set forth in Section 5.1 have not been satisfied or waived by the Purchaser at the Time of Closing; provided that, the Purchaser shall only be able to avail of the conditions set forth in Subsection 5.1(d) until five days prior to the Closing Date by delivering a notice (the "**Purchaser's Condition Notice**") to the Vendor stating its intention to not proceed with the transaction contemplated hereby. If the Purchaser fails to deliver the Purchaser's Condition Notice on or before the date which is five days prior to the Closing Date, the Purchaser will be deemed to have waived the application of the conditions set forth in Subsection 5.1(d);

(c) by the Purchaser upon written notice to the Vendor if the Purchaser has reasonably concluded that the purchase and sale of the Purchased Assets, the issuance of the Underlying Units or the matters incidental thereto will not be approved by the TSX without requiring the approval of the same by Trinidad Energy's unitholders or that the conditions set forth in Subsection 5.1(b) are unlikely to be satisfied;

(d) by the Vendor upon delivery of written notice to the Purchaser if any of the conditions set forth in Section 5.2 have not been satisfied or waived by the Vendor at the Time of Closing; provided that, the Vendor shall only be able to avail of the conditions set forth in Subsection 5.2(g) until five days prior to the Closing Date by delivering a notice (the "**Vendor's Condition Notice**") to the Purchaser stating its intention to not proceed with the transaction contemplated hereby. If the Vendor fails to deliver the Vendor's Condition Notice on or before the date which is five days prior to the Closing Date, the Vendor will be deemed to have waived the application of the conditions set forth in Subsection 5.2(g);

(e) by the Purchaser upon delivery of written notice to the Vendor if the Vendor has committed an Agreement Default;

(f) by the Vendor upon delivery of written notice to the Purchaser, if the Purchaser has committed an Agreement Default;

(g) by the Vendor if the Purchaser shall not have entered into a bought deal or agency letter with underwriters or agents in respect of the Equity Financing within five Business Days of the date hereof; or

(h) by either Party upon delivery of written notice to the other Party if the Closing Date has not occurred by August 9, 2004;

provided that, notwithstanding anything to the contrary express or implied herein, a Party shall not be allowed to exercise any right of termination pursuant to this Section 10.1 if the event giving rise to such right is due to an Agreement Default by such Party.

10.2 Effect of Termination

If this Agreement is terminated by the Vendor or by the Purchaser as permitted under Section 10.1:

(a) except as contemplated by this Section 10.2, such termination shall be without liability of either Party to the other Party, or to any of their shareholders, directors, officers, employees, agents, consultants or representatives;

(b) if such termination shall result from the Agreement Default of a Party, such Party shall not be released from such Agreement Default and shall indemnify the other Party in accordance with Article 9; and

(c) the provisions of Section 3.5 shall survive the termination of this Agreement for a period of 18 months from May 25, 2004 and the provisions of Section 7.1, Article 9 and Article 12 shall survive the termination of this Agreement for a period of 12 months from the date of such termination.

ARTICLE 11
NOTICES

11.1 Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section 11.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 11.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

11.2 Notices

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

(a) if to the Purchaser at:

Trinidad Drilling Ltd.
#600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(b) if to the Vendor:

Wilson Drilling Ltd.
201, 340 Midpark Way S.E.
Calgary, Alberta T2X 1P1
Attention: Kerry Wilson, President
Facsimile: (403) 252-7920

with a copy to:

Paramount Resources Ltd.
4700, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5
Attention: Bernie Lee, Vice-President, Finance
Facsimile: (403) 262-7994

and:

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
#1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Allan R. Twa, Q.C.
Facsimile: (403) 260-0332

(c) if to the Holdback Holder at:

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
#1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Attention: Allan R. Twa, Q.C.
Facsimile: (403) 260-0332

A Party may change its address and facsimile number for delivery by notice to the other Party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

ARTICLE 12
PRIVACY MATTERS

12.1 Disclosed Personal Information

The Parties acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

12.2 No Unrelated Use

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated hereby.

12.3 Necessary Disclosure

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated hereby, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby.

12.4 Applicable Measures

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

12.5 Duty to Keep Confidential

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a *bona fide* need to access to such information in order to complete the transactions contemplated hereby.

12.6 Duty to Notify

Each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

12.7 Duty to Return or Destroy

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party hereto, the other Party shall forthwith cease all use of the Personal Information acquired by such other Party in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 13
GENERAL

13.1 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.2 Commissions, Etc.

(a) The Vendor agree to indemnify and save harmless the Purchaser from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who has acted for the Vendor in connection with the sale of the Purchased Assets.

(b) The Purchaser agrees to indemnify and save harmless the Vendor from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who has acted for the Purchaser in connection with the purchase and sale of the Purchased Assets.

13.3 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Party.

13.4 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

13.5 Supercedes Earlier Agreements

This Agreement constitutes the whole and entire agreement between the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements (including the Letter Agreement), undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever between the Parties not expressly provided for in this Agreement.

13.6 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

13.7 Time of the Essence

Time shall be of the essence in this Agreement.

13.8 No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

13.9 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.10 Amendments

Subject to Section 11.2, this Agreement may be amended only by written instrument executed by the Vendor and the Purchaser.

13.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.12 Expenses

Except as specifically provided herein, each Party will bear the fees and disbursements of their respective lawyers, accountants and consultants engaged in connection with the preparation of this Agreement and any and all agreements, instruments, documents or other writings to be executed and delivered pursuant hereto and all other costs and expenses incurred in connection herewith and therewith.

13.13 Further Assurances

The Vendor will from time to time, on and after the date hereof, at the request and expense of the Purchaser, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

13.14 Survival

Notwithstanding anything else contained herein, and without limiting any of the provisions hereof, the obligations of the Parties specified in Section 2.5, Section 2.6, Section 2.8, Section 2.9, Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.7, Section 3.8, Section 5.5, Section 7.1, Article 9, Section 11.1, Section 11.2, Article 12 and Section 13.15 shall survive Closing and continue to bind the Parties in accordance with their terms.

13.15 Protection of Holdback Holder

The Parties agree as follows:

(a) This Section 13.15 and the other provisions of this Agreement relating to the Holdback Holder in connection with the Holdback Amount are in the nature of a unilateral offer from each of the Parties to the Holdback Holder deemed to have been accepted upon the Holdback Holder accepting deposit of the Holdback Amount.

(b) The duties and responsibilities of the Holdback Holder are limited to those expressly stated in this Agreement and none shall be implied without the agreement of the Holdback Holder.

(c) Nothing in this Agreement or in the fact of the Vendor's counsel is acting as the Holdback Holder hereunder in any manner diminishes or in any other manner compromises solicitor client privilege between Vendor's Counsel and the Vendor or precludes Vendor's Counsel from giving legal confidential advice to the Vendor in connection with the Holdback Amount, any argument to the contrary being hereby expressly waived by the Purchaser.

(d) The Holdback Holder may disregard any notices or communications given by any Party which are inconsistent, or which do not comply, with the terms hereof. Notwithstanding any other provision hereof, the Holdback Holder shall not in any event be obliged to release any monies whatsoever where the Holdback Holder makes the *bona fide* determination that the Holdback Holder's ability to do so under the provisions hereof is in genuine dispute.

(e) In the event that the Holdback Holder has deposited funds in to Court as permitted hereunder:

    (i) The Parties, and each of them, release the Holdback Holder from and against any claim or cause of action whatsoever in any manner relating to these presents or to any action taken by the Holdback Holder in its capacity as Holdback Holder pursuant to the terms hereof, save and except the release of funds in contravention of the Holdback Holder's express obligations as set out herein. Without limitation to the foregoing, in no event shall the Holdback Holder be joined as party to any action taken by either Party in respect of the amount so

deposited (and, if already joined or made party previously, shall be removed as party as soon as such deposit has been made).

(ii) Further, but without limitation to Subsection 13.15(e)(i), the Holdback Holder shall not be liable for any action taken, or omitted to be taken, by it in good faith in connection with this Agreement, excepting only any negligence or willful misconduct by the Holdback Holder.

(iii) Without limitation to Subsection 13.15(c), in any litigation that arises hereunder, Vendor's Counsel, may, after it has made such deposit, represent the Vendor in such litigation, and the Purchaser hereby waives all objection to such representation.

(f) Any Party taking action against the Holdback Holder in contravention of the clauses in this Section 13.15 shall fully indemnify the Holdback Holder for, and shall hold it harmless against, any loss, liability, cost or expense (including legal fees on a solicitor and his own client basis) incurred in defending such action and seeking advice in connection therewith.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

WILSON DRILLING LTD.

Per: ______________________________
Name: Kerry Wilson
Title: President

Per: ______________________________
Name: Bernard K. Lee
Title: Secretary

TRINIDAD DRILLING LTD.

Per: ______________________________
Name: Lyle C. Whitmarsh
Title: President

Per: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

THIS IS **SCHEDULE 1.1(f)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF AMENDED AND RESTATED MANAGEMENT AGREEMENT

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 1.1(z)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

EXCHANGEABLE SHARE PROVISIONS

SECTION 29 SCHEDULE
ARTICLES OF AMENDMENT OF
TRINIDAD DRILLING LTD.
(the "Corporation")

NON-VOTING EXCHANGEABLE SHARES , SERIES B

Pursuant to Section 29 of the *Business Corporations Act* (Alberta), the Corporation shall issue the second series of exchangeable shares in the capital of the Corporation which shall consist of an unlimited number of shares and shall be designated as "Exchangeable Shares, Series B". The rights, privileges, restrictions and conditions attached to the Exchangeable Shares, Series B are as follows:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these provisions for the Exchangeable Shares, Series B:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(d) "**Asset Purchase Agreement**" means the asset purchase agreement between Wilson Drilling Ltd. and Trinidad Drilling dated ●, 2004.

(e) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(f) "**Automatic Redemption**" has the meaning given to that term in Subsection 5.1(a).

(g) "**Automatic Redemption Date**" means the date that is the fifth anniversary of the Effective Date.

(h) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(i) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(j) "**Call Notice**" has the meaning given to that term in Section 4.3.

(k) "**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

(l) "**Common Shares**" means the common shares in the capital of Trinidad Drilling.

(m) "**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

(n) "**De Minimus Redemption**" has the meaning given to that term in Subsection 5.1(b).

(o) "**De Minimus Redemption Date**" has the meaning given to that term in Subsection 5.1(b).

(p) "**Distribution**" means a distribution paid by Trinidad Energy to Trust Unitholders in respect of all or substantially all of the Trust Units, expressed as an amount per Trust Unit.

(q) "**Distribution Payment Date**" means a date on which a Distribution is paid to Trust Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day).

(r) "**Distribution Record Date**" means the day on which Trust Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month.

(s) "**Dividend Record Date**" has the meaning given to that term in Section 3.3.

(t) "**Effective Date**" means ●, 2004.

(u) "**Exchange Ratio**", at any time and in respect of each Exchangeable Share, Series B, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by:

(i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(ii) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share, Series B multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date.

(v) "**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement.

(w) "**Exchangeable Shares, Series B**" means the non-voting exchangeable shares, Series B, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth herein.

(x) "**holder**" means, when used with reference to the Exchangeable Shares, Series B, the holders of Exchangeable Shares, Series B shown from time to time in the register maintained by or on behalf of Trinidad Drilling in respect of the Exchangeable Shares, Series B.

(y) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(z) "**LCR Exercising Party**" has the meaning given to that term in Section 6.5.

(aa) "**Liquidation Amount**" has the meaning given to that term in Section 6.1.

(bb) "**Liquidation Call Right**" has the meaning given to that term in Section 6.5.

(cc) "**Liquidation Date**" has the meaning given to that term in Section 6.1.

(dd) "**Liquidation Offer**" has the meaning given to that term in Section 6.5.

(ee) "**Notes**" means any unsecured, subordinated notes issued by Trinidad Drilling to Trinidad Energy, from time to time.

(ff) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(gg) "**RCR Exercising Party**", for the purpose of Article 4, has the meaning given to that term in Section 4.3 and, for the purpose of Article 5, has the meaning given to that term in Section 5.5.

(hh) "**Redemption Call Right**" has the meaning given to that term in Section 5.5.

(ii) "**Redemption Date**" means either of the Automatic Redemption Date or the De Minimus Redemption Date, as the context requires.

(jj) "**Redemption Offer**" has the meaning given to that term in Section 5.5.

(kk) "**Redemption Price**" means a price per Exchangeable Share, Series B equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Trust Unit on the last Business Day prior to such Redemption Date.

(ll) "**Retracted Shares**" has the meaning given to that term in Subsection 4.1(a).

(mm) "**Retraction Call Right**" has the meaning given to that term in Subsection 4.1(b).

(nn) "**Retraction Date**" means the date that is ten Business Days after the date on which Trinidad Drilling or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares.

(oo) "**Retraction Offer**" has the meaning given to that term in Subsection 4.1(b).

(pp) "**Retraction Price**" has the meaning given to that term in Section 4.1.

(qq) "**Retraction Request**" has the meaning given to that term in Section 4.1.

(rr) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(ss) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

(tt) "**TSX**" means the Toronto Stock Exchange.

(uu) "**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by Trinidad Drilling as the registrar and transfer agent for the Exchangeable Shares, Series B.

(vv) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated under the laws of the Province of Alberta.

(ww) "**Trinidad Drilling Control Transaction**" means any merger, amalgamation, tender offer, take-over bid, plan of arrangement, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving Trinidad Drilling or Trinidad Energy; provided that, such Trinidad Drilling Control Transaction is with an arm's length third party (except that, if such Trinidad Drilling Control Transaction involves a series of connected or related transactions, only the first or most fundamental of such connected or related transactions need be with an arm's length third party).

(xx) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(yy) "**Trinidad Energy Trust Indenture** " means the trust indenture relating to Trinidad Energy dated August 1, 2002, as such indenture may be amended from time to time.

(zz) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(aaa) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(bbb) "**Trust Unitholders** " means the registered holders of Trust Units from time to time.

(ccc) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9 of the Voting and Exchange Trust Agreement, includes any successor trustee.

(ddd) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(eee) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the Effective Date, as the same may be amended.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES, SERIES B AND RANKING OF EXCHANGEABLE SHARES, SERIES B

2.1 Trinidad Drilling is authorized to issue an unlimited number of Exchangeable Shares, Series B.

2.2 The Exchangeable Shares, Series B shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, Series B with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Trinidad Drilling, whether voluntary or involuntary, or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs; provided that, notwithstanding such ranking, Trinidad Drilling shall not be restricted in any way from repaying indebtedness of Trinidad Drilling to Trinidad Energy from time to time, including without limitation, the indebtedness evidenced by the Notes, including any Notes outstanding on the Effective Date.

2.3 The Exchangeable Shares, Series B will be issued at a deemed value per Exchangeable Share, Series B equal to $●, subject to the prior approval of the TSX and compliance with all Applicable Laws.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, Series B, in priority to the Common Shares and any class of shares of Trinidad Drilling ranking junior to the Exchangeable Shares, Series B with respect to the payment of dividends, shall be entitled to receive, and Trinidad Drilling shall pay dividends on each Exchangeable Share, Series B, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of Trinidad Drilling properly applicable to the payment of dividends (which may include Trust Units).

3.2 Cheques of Trinidad Drilling payable at par at any branch of the bankers of Trinidad Drilling shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, Series B, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares, Series B shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, Series B, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by Trinidad Drilling in such manner as it shall determine and the issuance, distribution or transfer thereof by Trinidad Drilling to each holder of an Exchangeable Share, Series B shall satisfy the dividend represented thereby. No holder of an Exchangeable Share, Series B shall be entitled to recover by action or other legal process against Trinidad Drilling any dividend that is represented by a cheque that has not been duly presented to Trinidad Drilling's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "**Dividend Record Date**") for the determination of the holders of Exchangeable Shares, Series B entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares, Series B under Section 3.1, and whether any such dividend is in fact declared, shall be determined in the sole discretion of the Board of Directors.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES, SERIES B BY HOLDER

4.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised or exercises the Retraction Call Right, a holder of Exchangeable Shares, Series B shall be entitled at any time prior to the Automatic Redemption Date, upon compliance with the provisions of this Article 4 to require Trinidad Drilling to redeem any or all of the Exchangeable Shares, Series B registered in the name of such holder for an amount per share (the "**Retraction Price**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2, for each Exchangeable Share, Series B presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down

to the nearest whole number of Trust Units. To effect such retraction, the holder shall present and surrender to Trinidad Drilling at the principal office of the Transfer Agent in Calgary, or at such other address as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares, Series B from time to time, the certificate or certificates representing the Exchangeable Shares, Series B which the holder desires to have Trinidad Drilling redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares, Series B under the Act and the by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, together with a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to Trinidad Drilling:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares, Series B represented by such certificate or certificates (the "**Retracted Shares**") redeemed by Trinidad Drilling; and

(b) appointing Trinidad Drilling as its agent for the purpose of offering its Retracted Shares for sale to Trinidad Energy and Trinidad ExchangeCo (the "**Retraction Offer**") on the terms and conditions set out in Section 4.3 (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "**Retraction Call Right**").

4.2 Subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, upon receipt by Trinidad Drilling or the Transfer Agent in the manner specified in Section 4.1 of documents, including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, Trinidad Drilling shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares, Series B represented by any certificate is redeemed (or purchased by Trinidad Energy or Trinidad ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares, Series B shall be issued to the holder at the expense of Trinidad Drilling.

4.3 Trinidad ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, Series B, if any, in respect of which Trinidad Energy has not exercised its Retraction Call Right. Upon receipt by Trinidad Drilling of a Retraction Request, Trinidad Drilling shall, within four Business Days provide to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Trinidad Energy and Trinidad ExchangeCo in respect of the holder's Retracted Shares by providing to Trinidad Energy and Trinidad ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Trinidad Energy or Trinidad ExchangeCo must notify Trinidad Drilling of its determination to do so (the "**Call Notice**") within two Business Days of the notification of Trinidad Energy and Trinidad ExchangeCo by Trinidad Drilling of the receipt by Trinidad Drilling of the Retraction Request. If Trinidad Energy or Trinidad ExchangeCo does not so notify Trinidad Drilling within such two Business Day period, Trinidad Drilling shall, within one Business Day after the expiry of such two Business Day period, cause the Transfer Agent to notify such holders of the Exchangeable Shares, Series B that neither Trinidad Energy nor Trinidad ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Trinidad Energy or Trinidad ExchangeCo delivers the Call Notice within such two Business Day period, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Trinidad Energy or Trinidad ExchangeCo, as applicable (in this Article 4, the "**RCR**

Exercising Party"), in accordance with the Retraction Call Right, and all other aspects of the Retraction Request will be null and void. In such event, Trinidad Drilling shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Price, which payment of the Retraction Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. Fractional Trust Units will not be issued and any amount payable in Trust Units issued in satisfaction of the Retraction Price will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by Trinidad Drilling of such Retracted Shares shall take place on the Retraction Date. In the event that neither Trinidad Energy nor Trinidad ExchangeCo delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not, in such circumstances, exercised its Exchange Rights) or to the extent the RCR Exercising Party does not pay the Retraction Price in respect of the Retracted Shares, Trinidad Drilling shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of Trinidad Drilling for the Exchangeable Shares, Series B, or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in Schedule A hereto or by notice to the holders of Exchangeable Shares, Series B, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder, or in such other name as the holder may request in the holder's Retraction Request, in payment of the total Retraction Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of, and shall satisfy and discharge all liability for, the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by Trinidad Drilling or purchased by Trinidad Energy or Trinidad ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, Trinidad Drilling shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law. If Trinidad Drilling believes that, on any Retraction Date, it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, Trinidad Drilling shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Retracted Shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by Trinidad Drilling. In any case in which the redemption by Trinidad Drilling of Retracted Shares would be contrary to solvency requirements or other provisions of Applicable Law, Trinidad Drilling shall redeem Retracted Shares in accordance with Section 4.2 on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of Trinidad Drilling, representing the Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2. The holder of any such Retracted Shares not redeemed by Trinidad Drilling pursuant to Section 4.2 as a result of solvency requirements or other provisions of Applicable Law, shall be deemed, by giving the Retraction Request to have exercised the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date, or as soon as practicable thereafter, on payment by Trinidad Energy or Trinidad ExchangeCo to such holder of the Retraction Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES, SERIES B BY TRINIDAD DRILLING

5.1 Subject to Applicable Law, and provided neither Trinidad Energy nor Trinidad ExchangeCo has exercised the Redemption Call Right, Trinidad Drilling:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares, Series B for the Redemption Price (such redemption being an "**Automatic Redemption**");

(b) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares, Series B is less than 20% of the aggregate number of Exchangeable Shares, Series B issued at the Effective Date (other than Exchangeable Shares, Series B held by Trinidad Energy or Trinidad ExchangeCo, and as such percentage of Exchangeable Shares, Series B may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of, or stock dividend on, the Exchangeable Shares, Series B, any issuance or distribution of rights to acquire Exchangeable Shares, Series B or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, Series B, any issue or distribution of other securities, or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares, Series B) (such redemption date being the "**De Minimus Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares, Series B for the Redemption Price (such redemption being a "**De Minimus Redemption**"); and

(c) may, upon the occurrence of a Trinidad Drilling Control Transaction, and upon the good faith determination by the Board of Directors in its sole discretion, that it is not reasonably practicable to substantially replace the Exchangeable Shares, Series B with exchangeable shares which are at least economically equivalent to the Exchangeable Shares, Series B in connection with such a Trinidad Drilling Control Transaction, and that the redemption of all but not less than all of the outstanding Exchangeable Shares, Series B is necessary to enable completion of such Trinidad Drilling Control Transaction in accordance with its terms, redeem all but not less than all of the then outstanding Exchangeable Shares, Series B for the Redemption Price;

such payment of the Redemption Price per Exchangeable Share, Series B to be satisfied in full in all cases by Trinidad Drilling delivering or causing to be delivered, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date, in accordance with Section 5.3, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 In any case of a redemption of Exchangeable Shares, Series B under this Article 5 Trinidad Drilling shall, at least 25 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares, Series B a notice in writing of the redemption by Trinidad Drilling or the purchase by Trinidad Energy or Trinidad ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares, Series B held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares, Series B (other than Trinidad Energy and Trinidad ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares, Series B pursuant to such notice.

5.3 On or after the applicable Redemption Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Redemption Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares, Series B to be redeemed, the Redemption Price for each such Exchangeable Share, Series B to be redeemed upon presentation and surrender of the certificates representing such Exchangeable Shares, Series B to be redeemed, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares, Series B under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice. Payment of the total Redemption Price for such Exchangeable Shares, Series B shall be made by delivery to each holder at the address of the holder recorded in the register of holders of the Exchangeable Shares, Series B maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling in such notice, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares, Series B called for redemption shall cease to be holders of such Exchangeable Shares, Series B and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares, Series B shall not be made upon

presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares, Series B. If only part of the Exchangeable Shares, Series B represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of Trinidad Drilling.

5.4 Trinidad Drilling shall have the right, at any time after the sending of notice of its intention to redeem the Exchangeable Shares, Series B as aforesaid, to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares, Series B so called for redemption, or of such of the said Exchangeable Shares, Series B represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada (including the Trustee) named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares, Series B in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares, Series B so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares, Series B. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares, Series B that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.5 Subject to Section 5.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares, Series B for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Redemption Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares, Series B is referred to as the "**Redemption Call Right**"), in the event of any proposed redemption of Exchangeable Shares, Series B by Trinidad Drilling pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares, Series B (other than Trinidad Energy or Trinidad ExchangeCo) on the applicable Redemption Date, all but not less than all of the Exchangeable Shares, Series B held by each such holder on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 5, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share, Series B equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date in accordance with Section 5.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the case of a redemption of Exchangeable Shares, Series B under this Article 5, Trinidad Drilling, as agent for the holders of Exchangeable Shares, Series B, shall make the Redemption Offer to Trinidad Energy and Trinidad ExchangeCo by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo at the same time that Trinidad Drilling gives notice to holders of the Exchangeable Shares, Series B pursuant to section 5.2, a notice in writing of the redemption by Trinidad Drilling of the Exchangeable Shares, Series B. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares, Series B shall be obligated to sell all of the Exchangeable Shares, Series B held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and Trinidad

Drilling shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Trinidad ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, Series B, if any, in respect of which Trinidad Energy has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least ten Business Days before the applicable Redemption Date. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares, Series B as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall, on the applicable Redemption Date, purchase, and each of the holders of Exchangeable Shares, Series B shall sell, the number of Exchangeable Shares, Series B that were to have been redeemed pursuant to this Article 5 for a price per Exchangeable Share, Series B equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares, Series B pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date, the rights of each holder of Exchangeable Shares, Series B (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares, Series B held by such holder, and the holder shall, on and after that Redemption Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares, Series B. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, Series B, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares, Series B under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date, the holders of the Exchangeable Shares, Series B shall be entitled to receive, in exchange therefor, the Redemption Price otherwise payable by Trinidad Drilling in connection with the redemption of the Exchangeable Shares, Series B pursuant to Section 5.1.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares, Series B shall be entitled, subject to Applicable Law, to receive

from the assets of Trinidad Drilling in respect of each Exchangeable Share, Series B held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of Trinidad Drilling among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, Series B, an amount per share (the "**Liquidation Amount**") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by Trinidad Drilling delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Liquidation Call Right, Trinidad Drilling shall deliver or cause to be delivered to the holders of the Exchangeable Shares, Series B the Liquidation Amount for each such Exchangeable Share, Series B upon presentation and surrender of the certificates representing such Exchangeable Shares, Series B, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares, Series B under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent and Trinidad Drilling may reasonably require, at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of the Exchangeable Shares, Series B. Payment of the total Liquidation Amount for such Exchangeable Shares, Series B shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares, Series B maintained by or on behalf of Trinidad Drilling, or by holding for pick-up by the holder at the principal business office of Trinidad Drilling or at any office of the Transfer Agent as may be specified by Trinidad Drilling by notice to the holders of Exchangeable Shares, Series B, on behalf of Trinidad Drilling, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares, Series B shall cease to be holders of such Exchangeable Shares, Series B and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares, Series B shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares, Series B.

6.3 Trinidad Drilling shall have the right, at any time after the Liquidation Date, to deposit or cause to be deposited the total Liquidation Amount, in respect of the Exchangeable Shares, Series B represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, in a custodial account with any chartered bank or trust company in Canada (including the Trustee), less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares, Series B after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares, Series B so deposited, against presentation and surrender of the said certificates held by them, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares,

Series B. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares, Series B shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

6.4 After Trinidad Drilling has satisfied its obligations to pay the holders of the Exchangeable Shares, Series B the Liquidation Amount per Exchangeable Share, Series B pursuant to Section 6.1, such holders shall not be entitled to share in any further distribution of the assets of Trinidad Drilling.

6.5 Subject to the limitations set forth in Section 6.6, Trinidad Drilling is appointed as agent for the holders of Exchangeable Shares, Series B for the purpose of offering to Trinidad Energy and Trinidad ExchangeCo (the "**Liquidation Offer**") the overriding right (Trinidad Energy's and Trinidad ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares, Series B is referred to as the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares, Series B (other than Trinidad Energy or Trinidad ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares, Series B held by each such holder, on payment by whichever of Trinidad Energy or Trinidad ExchangeCo is exercising such right (in this Article 6, the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share, Series B equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares, Series B shall be obligated to sell all of the Exchangeable Shares, Series B held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and Trinidad Drilling shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Trinidad ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, Series B, if any, in respect of which Trinidad Energy has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding-up its affairs, Trinidad Drilling, as agent for the holders of Exchangeable Shares, Series B, shall make the Liquidation Offer by sending or causing to be sent to Trinidad Energy and Trinidad ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, and Trinidad Drilling of its intention to exercise such right (and accept such offer) at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of Trinidad Drilling, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of Trinidad Drilling. Trinidad Drilling shall cause the Transfer Agent to notify the holders of the Exchangeable Shares, Series B as to whether or not Trinidad Energy or Trinidad ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will, on the Liquidation Date, purchase, and each of the holders of Exchangeable Shares, Series B will sell, all of the Exchangeable Shares, Series B then outstanding for a price per Exchangeable Share, Series B equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares, Series B pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date, the rights of each holder of Exchangeable Shares, Series B (other than Trinidad Energy and Trinidad ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares, Series B held by such holder, and the holder shall, on and after the Liquidation Date, be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares, Series B. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, Series B, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares, Series B under the Act and the articles and by-laws of Trinidad Drilling, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and Trinidad Drilling shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Trinidad Energy nor Trinidad ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date, the holders of the Exchangeable Shares, Series B shall be entitled to receive, in exchange therefor, the Liquidation Amount otherwise payable by Trinidad Drilling in connection with the liquidation, dissolution or winding-up of Trinidad Drilling pursuant to Section 6.1.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares, Series B are outstanding, Trinidad Drilling shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares, Series B given as specified in Section 10.2 or Section 10.3, amend the articles or by-laws of Trinidad Drilling in any manner that would amend the rights or privileges of the holders of the Exchangeable Shares, Series B other than as contemplated by Article 11.

7.2 Nothing herein shall be interpreted to restrict Trinidad Drilling from issuing additional Common Shares or any other series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to Applicable Law and notwithstanding Sections 8.2 and 8.3, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares, Series B by private agreement with any holder of Exchangeable Shares, Series B for such consideration as Trinidad Drilling and such holder may agree.

8.2 Subject to Applicable Law, Trinidad Drilling may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares, Series B at any price by tender to all

the holders of record of Exchangeable Shares, Series B then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares, Series B are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares, Series B are tendered at a price or prices acceptable to Trinidad Drilling than Trinidad Drilling is prepared to purchase, the Exchangeable Shares, Series B to be purchased by Trinidad Drilling shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to Trinidad Drilling, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than Trinidad Drilling is prepared to purchase after Trinidad Drilling has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares, Series B represented by any certificate shall be purchased, a new certificate for the balance of such Exchangeable Shares, Series B shall be issued at the expense of Trinidad Drilling.

8.3 Subject to Applicable Law, Trinidad Drilling by notice from time to time to Trinidad Energy or Trinidad ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares, Series B held by Trinidad Energy or Trinidad ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Trust Units (the "**Delivered Trust Units**") to or for the account of a holder(s) of Exchangeable Shares, Series B. The Exchangeable Shares, Series B to be redeemed as set forth in this Section 8.3 shall be acquired by Trinidad Drilling in exchange for the issue by Trinidad Drilling to Trinidad Energy or Trinidad ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Trust Units (where the fair market value of the Delivered Trust Units is determined by multiplying the number of Delivered Trust Units by the weighted average trading price of a Trust Unit on the TSX for the ten trading days preceding the date of purchase by Trinidad Energy or Trinidad ExchangeCo, as applicable of such Delivered Trust Units). All Exchangeable Shares, Series B which are redeemed as set forth in this Section 8.3 shall be cancelled by Trinidad Drilling.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by Applicable Law and by Article 10, the holders of the Exchangeable Shares, Series B shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Trinidad Drilling or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, Series B may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares, Series B given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares, Series B to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares, Series B or any other matter requiring the approval or consent of the holders of the Exchangeable Shares, Series B shall be deemed to have been sufficiently given if it shall have been given in accordance with Applicable Law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than $66^2/_3$% of the votes cast on such resolution (other than the Exchangeable Shares, Series B held by Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares, Series B duly called and held at which the holders of at least

10% of the outstanding Exchangeable Shares, Series B (other than the Exchangeable Shares, Series B held by Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares, Series B at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than two Business Days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares, Series B present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than $66^2/_3\%$ of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares, Series B.

10.3 Notwithstanding any other provision of these share provisions, after notice to all holders of Exchangeable Shares, Series B, a resolution in writing executed by holders of $66^2/_3\%$ of the Exchangeable Shares, Series B at any time shall be valid and binding for all purposes of these share provisions as if such holders of Exchangeable Shares, Series B had exercised at that time all of the voting rights to which they were entitled in favour of such resolution at a meeting of holders of Exchangeable Shares, Series B duly called for the purpose.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share, Series B acknowledges that the Support Agreement provides, in part, that:

(a) Trinidad Energy will not :

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 11.1(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares, Series B; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares, Series B; or

(vi) it has received the approval of the holders of the Exchangeable Shares, Series B.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares, Series B; or

(v) it has received the approval of the holders of the Exchangeable Shares, Series B.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 11.1(a) or 11.1(b), or, if no record date is applicable for such event, the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares, Series B given in accordance with Section 10.2 or Section 10.3.

ARTICLE 12
ACTIONS BY TRINIDAD DRILLING UNDER SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

12.1 Trinidad Drilling shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with, and to ensure performance and compliance by Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo with, all provisions of the Support Agreement and Voting and Exchange Trust Agreement applicable to Trinidad Drilling, Trinidad Energy and Trinidad ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce, to the fullest extent possible for the direct benefit of Trinidad Drilling, all rights and benefits in favour of Trinidad Drilling under or pursuant to such agreement.

12.2 Trinidad Drilling shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares, Series B given in accordance with Section 10.2 or Section 10.3, other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of any or all parties to such agreement for the protection of Trinidad Drilling or the holders of the Exchangeable Shares, Series B thereunder, provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares, Series B thereunder;

(b) making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of the Exchangeable Shares, Series B, it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares, Series B; or

(c) making such changes in, or corrections to, such agreement which, on the advice of counsel to Trinidad Drilling and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors and the Trustee, after consultation with counsel, shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the rights or interests of the holders of the Exchangeable Shares, Series B.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares, Series B shall contain, or have affixed thereto, a legend in the form and on the terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, Series B, whether of record or beneficial, by virtue of becoming and being such a holder, shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Trinidad Energy and Trinidad ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares, Series B, as the case may be, and to be bound thereby in favour of Trinidad Energy and Trinidad ExchangeCo, as therein provided.

13.3 Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares, Series B such amounts as Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares, Series B in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares, Series B shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, but subject always to the restrictions contained in Article 15, the obligation of Trinidad Drilling, Trinidad Energy or Trinidad ExchangeCo to pay the Retraction Price, Liquidation Price or Redemption Price in respect of Exchangeable Shares, Series B held by a Person whom the Transfer Agent believes is a U.S. Person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares, Series B.

ARTICLE 15
RESTRICTIONS ON SHARE TRANSFERS

15.1 No holder of Exchangeable Shares, Series B shall be entitled to transfer any Exchangeable Shares, Series B unless the transfer has been approved by the Board of Directors, such approval to be signified by a resolution of the Board of Directors.

ARTICLE 16
SPECIFIED AMOUNT

16.1 The amount specified in respect of each Exchangeable Share, Series B for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be $●.

ARTICLE 17
NO FRACTIONAL ENTITLEMENTS

17.1 Notwithstanding anything contained in this Agreement including, without limitation, Article 4, Article 5 or Article 6, no holder of an Exchangeable Share, Series B shall be entitled to, and neither Trinidad Drilling, Trinidad Energy, Trinidad ExchangeCo nor the Trustee shall deliver fractions of, Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 4, Article 5 or Article 6 would otherwise result in a holder of Exchangeable Shares, Series B receiving a fraction of a Trust Unit, such holder of Exchangeable Shares, Series B shall only be entitled to receive that number of Trust Units rounded down to the nearest whole number.

ARTICLE 18
NOTICES

18.1 Any notice, request or other communication to be given to Trinidad Drilling by a holder of Exchangeable Shares, Series B shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by facsimile or by delivery to the registered office of Trinidad Drilling and addressed to the attention of the President of Trinidad Drilling. Any such notice, request or other communication, if given by mail, facsimile or delivery, shall only be deemed to have been given and received upon actual receipt thereof by Trinidad Drilling.

18.2 Any presentation and surrender by a holder of Exchangeable Shares, Series B to Trinidad Drilling or the Transfer Agent of certificates representing Exchangeable Shares, Series B in connection with the liquidation, dissolution or winding-up of Trinidad Drilling or the retraction or redemption of Exchangeable Shares, Series B shall be made by registered mail (postage prepaid) or by delivery to the registered office of Trinidad Drilling or to such office of the Transfer Agent as may be specified by Trinidad Drilling, in each case, addressed to the attention of the President of Trinidad Drilling. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by Trinidad Drilling or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

18.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares, Series B by or on behalf of Trinidad Drilling shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of Trinidad Drilling for Exchangeable Shares, Series B or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request

or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery or facsimile, shall be deemed to have been given and received on the date of delivery or facsimile, as applicable. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, Series B shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by Trinidad Drilling pursuant thereto.

SCHEDULE A TO EXCHANGEABLE SHARE, SERIES B PROVISIONS

RETRACTION REQUEST/EXERCISE OF EXCHANGE RIGHTS

To: Trinidad Drilling Ltd., Trinidad Energy Services Income Trust, Trinidad Exchange Corp. and Valiant Trust Company

RETRACTION REQUEST

This notice is given pursuant to Article 4 of the provisions (the '**Share Provisions**") attaching to the Exchangeable Share(s), Series B of Trinidad Drilling Ltd. ("**Trinidad Drilling**") represented by this certificate and all capitalized words and expressions used in this notice which are defined in the Share Provisions shall have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Trinidad Drilling that, subject to the Retraction Call Right referred to below, the undersigned desires to have Trinidad Drilling redeem, in accordance with Article 4 of the Share Provisions, the following shares (the "Retracted Shares"):

☐ all share(s) represented by this certificate; or

☐ ______________________________ share(s) only represented by this certificate.

NOTE: The Retraction Date shall be the date that is ten Business Days after the date on which this notice is received by Trinidad Drilling or the Transfer Agent.

The undersigned acknowledges the overriding Retraction Call Right of Trinidad Energy and Trinidad ExchangeCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Trinidad Energy and Trinidad ExchangeCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions.

The undersigned acknowledges that if, as a result of solvency provisions of Applicable Law, Trinidad Drilling is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Trinidad Energy or Trinidad ExchangeCo to purchase the unredeemed Retracted Shares.

EXERCISE OF EXCHANGE RIGHTS

This notice is given pursuant to Section 5.5 of the Voting and Exchange Trust Agreement.

The undersigned hereby instructs Valiant Trust Company to exercise the Exchange Rights so as to require Trinidad Energy or Trinidad Exchangeco to purchase:

☐ all share(s) represented by this certificate; or

☐ ______________________________ share(s) only represented by this certificate.

THE FOLLOWING MUST BE EXECUTED UPON A RETRACTION REQUEST AND/OR AN EXERCISE OF EXCHANGE RIGHTS

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned:

☐ is

☐ is not (select one)

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). **The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.**

The undersigned hereby represents and warrants to Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Trinidad Drilling, Trinidad Energy, and Trinidad ExchangeCo, as the case may be, free and clear of all liens, claims and encumbrances.

______________________	______________________	______________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities resulting from the retraction or purchase of the Retracted Shares or the exercise of the Exchange Right are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and Trinidad Drilling may require, must be deposited with the Transfer Agent at its principal office in Calgary or at the principal business office of Trinidad Drilling. The securities resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Trinidad Drilling and the securities resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Name of Person in whose name securities are to be registered (please print)		Date
Street Address or P.O. Box		Signature of Shareholder
City – Province	Postal Code	Signature Guaranteed by

NOTE: If this Retraction Request is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of Trinidad Drilling will be issued and registered in the name of the shareholder as it appears on the register of Trinidad Drilling, unless the Share Transfer Power thereon is duly completed in respect of such share(s).

THIS IS **SCHEDULE 1.1(iii)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF SHAREHOLDER AGREEMENT

[SHAREHOLDERS]

- and -

TRINIDAD DRILLING LTD.

- and -

TRINIDAD ENERGY SERVICES INCOME TRUST

VOTING AND SHAREHOLDER AGREEMENT

●, 2004

VOTING AND SHAREHOLDER AGREEMENT

THIS VOTING AND SHAREHOLDER AGREEMENT made as of the ● day of ●, 2004.

AMONG:

[SHAREHOLDERS]

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta

- and -

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta

- and -

any subsequent Shareholder

WHEREAS Wilson Drilling Ltd. and the Corporation are party to the Asset Purchase Agreement pursuant to which the Initial Shareholders were issued Exchangeable Shares;

AND WHEREAS the Shareholders and the Corporation wish to establish certain rights and obligations in respect of the Exchangeable Shares including the matters as hereinafter set forth;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time.

(b) "**affiliate**" means, in relation to any Person, any other Person that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Agreement**" means this voting and shareholder agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(d) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(e) "**Asset Purchase Agreement**" means the asset purchase agreement between Wilson Drilling Ltd. and the Corporation dated ●, 2004.

(f) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(g) "**Board of Directors** " means the board of directors of the Corporation, as the same may be constituted from time to time.

(h) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(i) "**Confidential Information**" has the meaning ascribed thereto in Section 5.1.

(j) "**Corporation**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the Province of Alberta, and includes any successor entity continuing as a result of a Reorganization.

(k) "**Exchangeable Share Provisions** " means the provisions governing the Exchangeable Shares as contained in the constating documents of the Corporation, as the same may be amended from time to time.

(l) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series B in the capital of the Corporation.

(m) "**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event.

(n) "**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Trust Units.

(o) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(p) "**Initial Shareholders** " means ●, ● and ●.

(q) "**Parties**" means the Shareholders, Trinidad Energy and the Corporation and "**Party**" means one of them.

(r) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(s) "**Reorganization**" means any reorganization, merger, amalgamation, tender offer, take-over bid, plan of arrangement, consolidation, material sale of shares or rights or interests therein or thereto, material sale of assets or rights or interests therein or thereto or similar transactions involving the Corporation or Trinidad Energy.

(t) "**Shareholder**" or "**Shareholders** ", as applicable, means the Initial Shareholders and includes any Person who subsequently acquires Exchangeable Shares pursuant to a Transfer or otherwise, and includes any trustee in bankruptcy of a bankrupt Shareholder, receiver of a Shareholder, liquidator or other Person supervising or conducting the winding-up, liquidation, dissolution or reorganization of, or similar proceeding or occurrence relating to a corporate Shareholder, assignee for the benefit of creditors of a Shareholder, execution creditor of a Shareholder and heir, executor, administrator, successor, legal representative or assign of a Shareholder, but expressly excludes Trinidad Energy and Trinidad ExchangeCo.

(u) "**Shareholder Undertaking**" means the shareholder undertaking substantially in the form attached hereto as Schedule 1.1(u).

(v) "**Support Agreement**" means the support agreement dated ●, 2004 among Trinidad Energy, the Corporation, Trinidad ExchangeCo and the Trustee, as the same may be amended from time to time.

(w) "**Transfer**" means to issue, sell, assign, surrender, gift, bequest, lease, license, pledge, mortgage, charge, create a security interest, hypothecate or otherwise dispose of or encumber or deal with any Exchangeable Shares or any interest, whether legal or beneficial, in any Exchangeable Shares whether voluntarily, involuntarily, directly or indirectly, conditionally, contingently or otherwise, by operation of law or otherwise or to enter into any agreement, arrangement or undertaking or any action which results or may result in the foregoing.

(x) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust existing pursuant to the laws of the Province of Alberta.

(y) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(z) "**Trustee**" means Valiant Trust Company.

(aa) "**Trust Units** " means trust units in the capital of Trinidad Energy.

(bb) "**TSX**" means the Toronto Stock Exchange.

(cc) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated ●, 2004 among Trinidad Energy, the Corporation, Trinidad ExchangeCo and the Trustee, as the same may be amended from time to time.

(dd) "**Voting Rights**" means any and all of the voting rights attached to the Exchangeable Shares including any which may arise pursuant or incidental to the constating documents of the Corporation, the Voting and Exchange Trust Agreement, the Support Agreement and/or Applicable Law.

1.2 References and Headings

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Calgary time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles

except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8 Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9 Schedule

The following Schedule is attached hereto and made part of this Agreement:

Schedule 1.1(u) – Shareholder Undertaking

ARTICLE 2
TERM

2.1 Term

This Agreement shall come into force and effect as of the date set out above and shall continue in force until the earlier of:

(a) the date on which no Shareholder (other than the Corporation, Trinidad ExchangeCo or Trinidad Energy) holds Exchangeable Shares;

(b) the date this Agreement is terminated by written agreement of: (i) the Corporation; and (ii) the holders of 66 2/3% of the outstanding Exchangeable Shares (other than the Corporation, Trinidad ExchangeCo or Trinidad Energy); and

(c) the date upon which the Corporation is dissolved in accordance with the applicable provisions of the ABCA.

ARTICLE 3
VOTING RIGHTS

3.1 Voting Rights and Exchangeable Share Voting Events

If an Exchangeable Share Voting Event is proposed and the Board of Directors determines, in good faith and in its sole discretion, after consultation with its legal advisors, that the approval or consent of the holders of outstanding Exchangeable Shares is necessary to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be *bona fide*, then each Shareholder agrees to vote and/or consent to such Exchangeable Share Voting Event as directed by the Board of Directors. In order to facilitate the foregoing, each Shareholder hereby irrevocably appoints the President, or failing him, the Chief Financial Officer of the Corporation as proxyholder of such Shareholder with full power of substitution, to attend, vote, consent and act for and on behalf of the Shareholder in respect of such Exchangeable Share Voting Event to the same extent and with the same powers as possessed by such Shareholder and with authority to vote and/or consent at the proxyholder's discretion.

3.2 Voting Rights and Exempt Exchangeable Share Voting Events

If an Exempt Exchangeable Share Voting Event is proposed, each Shareholder agrees to vote and/or consent to such Exempt Exchangeable Share Voting Event as directed by the Board of Directors. In order to facilitate the foregoing, each Shareholder hereby irrevocably appoints the President, or failing him, the Chief Financial Officer of the Corporation as proxyholder of such Shareholder with full power of substitution, to attend, vote, consent and act for and on behalf of the Shareholder in respect of such Exempt Exchangeable Share Voting Event to the same extent and with the same powers as possessed by such Shareholder and with authority to vote and/or consent at the proxyholder's discretion.

3.3 Certain Rights to Remain

Notwithstanding Sections 3.1 and 3.2, no Exchangeable Share Voting Event or Exempt Exchangeable Share Voting Event shall operate to prevent the Shareholders from exercising, prior to the date of any vote and/or consent contemplated by Sections 3.1 and 3.2, their rights of retraction pursuant to Article 4 of the Exchangeable Share Provisions, or from exercising their exchange rights under the Voting and Exchange Trust Agreement.

ARTICLE 4
TRANSFER OF EXCHANGEABLE SHARES

4.1 Transfer and Disposition of Exchangeable Shares

Subject to Section 4.2, no Exchangeable Shares or any interest therein shall be the subject of a Transfer (including a Transfer between Shareholders) and no agreement or commitment shall be made for the same unless in each case the Transfer has been approved by the Corporation, such approval to be signified by a resolution of the Board of Directors, and any attempt to do so without such approval shall be void.

4.2 Approved Transfers

The Corporation agrees to approve any Transfer which meets all of the following criteria:

(a) the transferee is an Alberta resident;

(b) the proposed Transfer will not result in the Corporation becoming a "distributing corporation" for the purposes of the ABCA;

(c) the proposed Transfer is in accordance with Applicable Law; and

(d) the transferee executes such documentation as is reasonably required by the Corporation such that the transferee becomes a party to, and is bound by, this Agreement, including the Shareholder Undertaking.

Such approval shall be provided within ten Business Days after written notice by the transferring Shareholder to the Corporation of the proposed Transfer, which notice must set forth all details of the proposed Transfer necessary for the Board of Directors to approve the proposed Transfer, including the number of Exchangeable Shares to be transferred, the name of the transferee, and evidence that such Transfer is in accordance with Applicable Law, which evidence may be provided by a legal opinion of the Shareholder's counsel in form reasonably satisfactory to the Corporation.

ARTICLE 5
CONFIDENTIALITY

5.1 Confidentiality

All documents and information received by any Shareholder from the Corporation in its capacity as a Shareholder (the "**Confidential Information**") shall be treated by such Shareholder as confidential information and will not be disclosed to others by the Shareholder to any other Person (other than such Shareholder's affiliates, directors, officers, consultants, employees, lenders, counsel, accountants or any other advisors on a need-to-know basis who have agreed in writing or who by the nature or their terms of their retainer, engagement or employment are under a duty to keep such terms confidential and to use the information only for the need-to-know basis upon which the information was provided, and for whom such Shareholder shall be liable as a result of any breach of such obligation of confidentiality), except in order to comply with any Applicable Law; provided that, the Shareholder shall notify the Corporation of any proceeding under Applicable Law of which it is aware which may result in disclosure and the Corporation may, at its own expense, seek to obtain any protective order to prevent or limit such disclosure. The Corporation shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation. Confidential Information does not include information already in the public domain or which comes into the public domain without any breach of this Agreement.

ARTICLE 6
CERTIFICATE LEGENDS

6.1 Legend on Certificates

Each of the Shareholders understand and the Corporation agrees that certificates representing Exchangeable Shares now issued or to be issued (which will be subject to the terms of this Agreement) shall have typed or otherwise written thereon the following legend:

> "The exchangeable shares represented by this certificate are subject to the provisions of a voting and shareholder agreement dated the ● day of ●, 2004, among the Corporation, Trinidad Energy Services Income Trust and the shareholders of the Corporation, which agreement contains restrictions on and obligations respecting the right to vote, sell, assign or transfer or otherwise encumber or deal with the exchangeable shares represented hereby; provided that, nothing in such voting and shareholder agreement shall operate to prevent shareholders from exercising their right of retraction pursuant to Article 4 of the Exchangeable Share Provisions (as defined in the voting and shareholder agreement) or from exercising their exchange rights under the Voting and Exchange Trust Agreement (as defined in the voting and shareholder agreement)."

ARTICLE 7
NOTICES

7.1 Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section 7.2. Personally delivered notices shall be

deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 7.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

7.2 Notices

The address and facsimile number for delivery of notices hereunder of each of the Parties shall be as follows:

(a) if to the Corporation or Trinidad Energy at:

Trinidad Drilling Ltd.
#600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

(b) if to the Initial Shareholders:

[To be inserted]

(c) if to any Shareholder other than the Initial Shareholder, at the address or facsimile number set forth on such Shareholder's Shareholder Undertaking.

A Party may change its address and facsimile number for delivery by notice to the other Parties in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

ARTICLE 8
GENERAL

8.1 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

8.2 Independent Legal Advice

Each of the Shareholders acknowledges that it has received independent legal advice regarding the execution and delivery of this Agreement, and if it has not received such independent legal advice, it acknowledges that it is entitled to receive such independent legal advice and has chosen not to receive advice.

8.3 Notice to the Corporation of Agreement

The Corporation, by its execution hereof, hereby, acknowledges that it has actual notice of the terms and conditions of this Agreement, consents thereto and hereby covenants with each of the Shareholders that it will at all times during the continuance hereof shall give or cause to be given such notices, execute or cause to be executed such deeds, transfers and other documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or conducive to the carrying out of the terms and intent hereof.

8.4 Independent Parties

This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture between or among any of the Shareholders or the Corporation. None of the Shareholders shall have any right to obligate or bind the Corporation, Trinidad Energy or each other in any manner whatsoever in respect of the matters set out in this Agreement except as expressly provided. Nothing contained in this Agreement shall give or is intended to give any rights of any kind to Persons not a party to this Agreement.

8.5 Unanimous Shareholder Agreement

The Parties hereby acknowledge and agree that this Agreement is intended to be and shall be a unanimous shareholder agreement in respect of the Corporation within the meaning of the ABCA.

8.6 Acknowledgement

The Corporation and the Shareholders acknowledge that this Agreement has been executed contemporaneously with a number of other documents with respect to the reorganization of the Corporation. To the extent that any approval, vote or consent of the Corporation or the Shareholders would otherwise be required pursuant to this Agreement in order to complete this reorganization (or any of the transactions contemplated thereby) such requirements are hereby waived or deemed satisfied (as applicable) by all of the Parties.

8.7 Ceasing to be a Party

Except as otherwise provided in this Agreement, a Shareholder shall cease to be a Party to this Agreement in the event that such Shareholder and every affiliate thereof no longer holds or has any interest in any Exchangeable Shares. Any Shareholder that ceases to be a Party to this Agreement shall have no further rights or obligations under this Agreement, other than rights and obligations that may have arisen or accrued before such Shareholder ceased to be a Party.

8.8 Changes in Shares

The provisions of this Agreement relating to Exchangeable Shares shall apply *mutatis mutandis* to any securities into which such Exchangeable Shares may be exchanged (other than Trust Units), substituted, replaced, converted, reclassified, redesignated, subdivided, consolidated or otherwise changed from time

to time and any securities of any successor or continuing corporation to the Corporation that may be received in respect or as a consequence of any Exchangeable Shares pursuant to any Reorganization.

8.9 Securities Subsequently Acquired

Each Shareholder agrees that, in addition to the Exchangeable Shares now owned by it, all securities of the Corporation hereafter acquired by such Shareholder shall be subject in all respects to the provisions of this Agreement.

8.10 Specific Performance

Each Shareholder agrees that the Corporation will be irreparably damaged if any provision of this Agreement is not performed by such Shareholder in accordance with its terms and that monetary damages would not be sufficient to remedy any breach by a Shareholder of any term or provision of this Agreement and each Shareholder further agrees that the Corporation shall be entitled to equitable relief, including injunctive and specific performance, in the event of any breach hereof and in addition to any other remedy available at law or in equity. Each Shareholder further agrees to waive any requirement for the deposit of security or posting of any bond in connection with any equitable remedy.

8.11 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Parties.

8.12 Assignment

This Agreement, and the rights and obligations of the Shareholders hereunder, shall not be assignable, except concurrently with a Transfer as approved in accordance with Section 4.2.

8.13 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

8.14 Supercedes Earlier Agreements

This Agreement constitutes the whole and entire agreement between the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever between the Parties not expressly provided for in this Agreement.

8.15 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the

waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

8.16 Time of the Essence

Time shall be of the essence in this Agreement.

8.17 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

8.18 Amendments

Subject to Section 7.2, this Agreement may be amended only by written agreement of: (i) the Corporation; and (ii) the holders of 66 2/3% of the outstanding Exchangeable Shares (other than the Corporation, Trinidad ExchangeCo or Trinidad Energy).

8.19 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

8.20 Expenses

Except as specifically provided herein, each Party will bear the fees and disbursements of their respective lawyers, accountants and consultants engaged in connection with the preparation of this Agreement and any and all agreements, instruments, documents or other writings to be executed and delivered pursuant hereto and all other costs and expenses incurred in connection herewith and therewith.

8.21 Further Assurances

Each Shareholder will from time to time, on and after the date hereof, at the request and expense of the Corporation, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

8.22 Trinidad Energy as a Party

The Parties acknowledge that the obligations of Trinidad Energy hereunder shall not be personally binding upon the Corporation or any of the holders of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in Trinidad Energy's Trust Indenture dated as of August 1, 2002, as amended from time to time.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

TRINIDAD DRILLING LTD.

Per: ______________________________
Name: Lyle C. Whitmarsh
Title: President

Per: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD ENERGY SERVICES INCOME TRUST, by Trinidad Drilling Ltd.

Per: ______________________________
Name: Lyle C. Whitmarsh
Title: President

Per: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

[SHAREHOLDERS]

THIS IS **SCHEDULE 1.1(u)** ATTACHED TO AND MADE PART OF THE VOTING AND SHAREHOLDER AGREEMENT DATED THE ● DAY OF ●, 2004 AMONG **[SHAREHOLDERS]**, TRINIDAD DRILLING LTD. AND TRINIDAD ENERGY SERVICES INCOME TRUST

TO: The Corporation, Trinidad Energy and the Shareholders as defined in the Voting and Shareholder Agreement among ●, Trinidad Drilling Ltd., Trinidad Energy Services Income Trust and any subsequent shareholder of Trinidad Drilling Ltd. dated ●, 2004, as amended from time to time (the "**Voting and Shareholder Agreement**").

WHEREAS the undersigned has been issued or is the transferee of Exchangeable Shares in the capital of the Corporation;

AND WHEREAS capitalized words and phrases used herein that are not otherwise defined shall have the meanings attributed to them in the Voting and Shareholder Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby:

(a) acknowledges and agrees that, as a Shareholder, the undersigned is deemed to be a party to the Voting and Shareholder Agreement;

(b) agrees to perform all obligations and to be subject to all restrictions and obligations to which Shareholders are subject under the terms of the Voting and Shareholder Agreement;

(c) agrees to not Transfer any Exchangeable Shares held by the undersigned, unless such Transfer is made pursuant to the terms of the Voting and Shareholder Agreement; and

(d) acknowledges that until the Voting and Shareholder Agreement shall expire and be terminated in accordance with its terms, it shall be a unanimous shareholders agreement within the meaning of the ABCA.

THIS UNDERTAKING executed effective the ● day of ●, 20●.

[TRANSFEREE]

Per: ______________________________
Name:
Title:

[OR, AS APPLICABLE]

______________________________ ______________________________
[TRANSFEREE] Witness to the signature of **[Transferee]**

[Address and Facsimile Number for Notices:]

THIS IS **SCHEDULE 1.1(lll)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF SUPPORT AGREEMENT

TRINIDAD ENERGY SERVICES INCOME TRUST

- and -

TRINIDAD DRILLING LTD.

- and –

TRINIDAD EXCHANGE CORP.

- and –

VALIANT TRUST COMPANY

SUPPORT AGREEMENT

●, 2004

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT made as of the ● day of ●, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

\- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

\- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

\- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with an asset purchase agreement (the "**Asset Purchase Agreement**") made as of ●, 2004 between Trinidad Drilling and Wilson Drilling Ltd. ("**Wilson**"), it was agreed that Trinidad Drilling would issue non-voting exchangeable shares, series B ("**Exchangeable Shares**") to Wilson in partial payment for the purchase of substantially all of the assets of Wilson, and that it was necessary to enter into this support agreement (this "**Agreement**" or the "**Support Agreement**") to facilitate the issuance and existence of the Exchangeable Shares in the capital of Trinidad Drilling;

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions** ") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Trinidad Energy and Trinidad ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that Trinidad Drilling will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of Trinidad Drilling under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions as set forth in the articles of Trinidad Drilling as at the date hereof, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF TRINIDAD ENERGY, TRINIDAD EXCHANGECO AND TRINIDAD DRILLING

2.1 Covenants of Trinidad Energy and Trinidad ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares (other than those owned by Trinidad Energy or Trinidad ExchangeCo) are outstanding, Trinidad Energy and Trinidad ExchangeCo each agree that:

(a) Trinidad Energy will, and upon the written request of a holder of Exchangeable Shares, provide such holder with a statement setting forth the then current Exchange Ratio;

(b) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling for the purpose of winding-up its affairs, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Trinidad Energy and Trinidad ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Trinidad Drilling, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the

satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Trinidad Drilling, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Trinidad Drilling to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Trinidad Energy will not exercise its vote as a shareholder of Trinidad Drilling to initiate the voluntary liquidation, dissolution or winding-up of Trinidad Drilling nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Trinidad Drilling unless such action is first approved by the holders of a majority of the then outstanding Trust Units.

2.2 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires Trinidad Drilling to cause to be delivered Trust Units to any holder of Exchangeable Shares, subject to the exercise by Trinidad Energy or Trinidad ExchangeCo of any of the Call Rights, Trinidad Energy shall forthwith issue and deliver the requisite Trust Units either directly or through Trinidad ExchangeCo to or to the order of the former holder of the surrendered Exchangeable Shares, as Trinidad Drilling shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Trinidad Energy hereby represents, warrants and covenants in favour of Trinidad Drilling and Trinidad ExchangeCo, that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4): (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all: (A) Exchangeable Shares issued and outstanding from time to time; and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (ii) as are now and may hereafter be required to enable and permit Trinidad Drilling to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

2.3 Listing of Trust Units

Trinidad Energy will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.4 Equivalence

(a) Trinidad Energy will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of unit distribution or other distribution, other than an issue of Trust Units (or securities exchangeable

for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or other entitlement to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any unitholders rights plan of Trinidad Energy as may be enacted, from time to time;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(A) units or securities of Trinidad Energy of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(B) rights, options or warrants other than those referred to in Subsection 2.4(a)(ii);

(C) evidences of indebtedness of Trinidad Energy; or

(D) assets of Trinidad Energy other than Distributions which result in an adjustment to the Exchange Ratio;

unless:

(iv) one or both of Trinidad Energy and Trinidad Drilling issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the approval of the holders of the Exchangeable Shares.

(b) Trinidad Energy will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

(ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units (except as contemplated by Section 3.9 of the Trinidad Energy Trust Indenture); or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Trust Units;

unless:

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the approval of the holders of the Exchangeable Shares.

(c) Trinidad Energy will ensure that the record date for any event referred to in Subsections 2.4(a) or 2.4(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Trinidad Energy.

2.5 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by Trinidad Energy or Trinidad Drilling or is proposed to Trinidad Energy or the holders of Trust Units, and is recommended by the Board of Directors, or is otherwise effected or to be effected with the consent or approval of the Board of Directors, Trinidad Energy or Trinidad Drilling or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, Trinidad Energy or Trinidad Drilling or both will use its reasonable good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Trinidad Energy or Trinidad Drilling or both or where Trinidad Energy or Trinidad Drilling or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against Trinidad Drilling (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.6 Ownership of Outstanding Shares

Trinidad Energy covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any Person or entity other than Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates, Trinidad Energy will, unless approval to do otherwise is obtained in accordance with Section 10.2 or Section 10.3 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of Trinidad Drilling. Notwithstanding the foregoing, Trinidad Energy shall not be in violation of this Section 2.6 if any Person or group of Persons acting jointly or in concert acquires all or substantially all of the assets of Trinidad Energy or the outstanding Trust Units pursuant to a merger or similar transaction pursuant to which Trinidad Energy is not the surviving entity.

2.7 Trinidad Energy and Trinidad ExchangeCo Not to Vote Exchangeable Shares

Trinidad Energy and Trinidad ExchangeCo covenant and agree that they will appoint or cause to be appointed proxy holders with respect to all Exchangeable Shares held by Trinidad Energy, Trinidad ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Trinidad Energy and Trinidad ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of

the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.8 Due Performance

On and after the Effective Date, Trinidad Energy and Trinidad ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

ARTICLE 3
TRINIDAD ENERGY SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other Person or continuing entity (herein called the "**Trinidad Energy Successor**"), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trinidad Energy Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Energy Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Trinidad Energy Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Subsection 3.1(a) and thereupon Trinidad Energy Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Trinidad Energy Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Trinidad Energy, Trinidad ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Trinidad Energy and Trinidad Drilling

Notwithstanding the provisions of Section 4.4, at all times after the occurrence of any event effected pursuant to Section 2.4 or 2.5, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be affected or impaired thereby.

4.4 Amendments, Modifications, Etc.

This Agreement may not be amended, modified or waived except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto for the protection of the holders of the Exchangeable Shares provided the Board of Directors and the Trustee are of the good faith opinion that such additions are not prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Support Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion, after consultation of counsel, that such

amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, Trinidad ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and Applicable Law.

4.7 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

4.8 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling at:

Trinidad Drilling Ltd.
#600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee to:

Valiant Trust Company
510, 555 - 6th Avenue SW
Calgary, Alberta T2P 0S2
Attention: Manager, Corporate Trust Department
Facsimile: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other parties in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

4.9 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other parties.

4.10 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

4.11 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.12 Attornment

Each of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Liability of the Trust

The parties hereto acknowledge that the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

TRINIDAD ENERGY SERVICES INCOME TRUST, by Trinidad Drilling Ltd.

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: ______________________________
Name: Lyle C. Whitmarsh
Title: President

VALIANT TRUST COMPANY

By: ______________________________
Name: Cheryl Dahlager
Title:

By: ______________________________
Name: Philip Menard
Title:

THIS IS **SCHEDULE 1.1(mmm)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

TANGIBLES

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 1.1(xxx)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

TRINIDAD ENERGY SERVICES INCOME TRUST

- and -

TRINIDAD DRILLING LTD.

- and –

TRINIDAD EXCHANGE CORP.

- and –

VALIANT TRUST COMPANY

VOTING AND EXCHANGE TRUST AGREEMENT

●, 2004

VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT made as of the ● day of ●, 2004.

AMONG:

TRINIDAD ENERGY SERVICES INCOME TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trinidad Energy**")

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of Alberta (hereinafter referred to as "**Trinidad Drilling**")

- and -

TRINIDAD EXCHANGE CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**Trinidad ExchangeCo**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the *Loan and Trust Corporations Act* (Alberta) (hereinafter referred to as the "**Trustee**")

WHEREAS pursuant to an asset purchase agreement (the "**Asset Purchase Agreement**") dated as of ●, 2004 between Trinidad Drilling and Wilson Drilling Ltd. ("**Wilson**"), it was agreed that Trinidad Drilling would issue exchangeable shares, Series B ("**Exchangeable Shares**") to Wilson in partial payment for the purchase of substantially all of the assets of Wilson, and that it was necessary to enter into a voting and exchange trust agreement (this "**Agreement**" or the "**Voting and Exchange Trust Agreement**") governing the exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time.

AND WHEREAS the articles of Trinidad Drilling set forth the rights, privileges, restrictions and conditions (collectively, the "**Share Provisions**") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this voting and exchange trust agreement (the "**Agreement**") in order to give effect to the exchange rights and voting rights attaching to the Exchangeable Shares;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

(a) "**Act**" means the *Business Corporations Act* (Alberta), as amended.

(b) "**affiliate**" means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person or group of Persons acting in concert of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(c) "**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by the Exchange Ratio on the record date established for a Trinidad Meeting or Trinidad Consent.

(d) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(e) "**Asset Purchase Agreement**" means the asset purchase agreement between Wilson and Trinidad Drilling dated ●, 2004.

(f) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(g) "**Automatic Exchange Rights**" means the benefit of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as defined in Subsection 5.12(c).

(h) "**Beneficiary Votes**" has the meaning given to that term in Section 4.2.

(i) "**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Trinidad Energy and Trinidad ExchangeCo.

(j) "**Board of Directors**" means the board of directors of Trinidad Drilling from time to time.

(k) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(l) "**Call Rights**" has the meaning given to that term in the Share Provisions.

(m) "**Current Market Price**" has the meaning given to that term in the Share Provisions.

(n) "**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

(o) "**Exchange Rights**" has the meaning given to that term in Subsection 5.1(a).

(p) "**Exchange Rights Trigger Event**" has the meaning to that term in Subsection 5.1(a).

(q) "**Exchangeable Shares**" means the non-voting exchangeable shares, Series B, in the capital of Trinidad Drilling, having the rights, privileges, restrictions and conditions set forth in the Share Provisions.

(r) "**Indemnified Parties**" has the meaning given to that term in Section 8.1.

(s) "**Insolvency Event**" means the institution by Trinidad Drilling of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Trinidad Drilling to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Trinidad Drilling to contest in good faith any such proceedings commenced in respect of Trinidad Drilling within 30 days of becoming aware thereof, or the consent by Trinidad Drilling to the filing of any such petition or to the appointment of a receiver, or the making by Trinidad Drilling of a general assignment for the benefit of creditors, or the admission in writing by Trinidad Drilling of its inability to pay its debts generally as they become due, or Trinidad Drilling not being permitted, pursuant to solvency requirements of Applicable Law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions.

(t) "**Liquidation Call Right**" has the meaning given to that term in the Share Provisions.

(u) "**List**" has the meaning given to that term in Section 4.6.

(v) "**Officer's Certificate**" means, with respect to Trinidad Drilling, a certificate signed by any officer or director of Trinidad Drilling.

(w) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(x) "**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

(y) "**Retracted Shares**" has the meaning given to that term in Section 5.7.

(z) "**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

(aa) "**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as the same may be amended from time to time.

(bb) "**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of Trinidad Drilling as at the date hereof.

(cc) "**Special Voting Unit**" means the one special voting unit of Trinidad Energy, issued by Trinidad Energy to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries, in aggregate, to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

(dd) "**Support Agreement**" means the support agreement among Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee dated the date hereof, as the same may be amended.

(ee) "**Trinidad Consent**" has the meaning given to that term in Section 4.2.

(ff) "**Trinidad Drilling**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the province of Alberta.

(gg) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust organized under the laws of the Province of Alberta.

(hh) "**Trinidad Energy Liquidation Event**" has the meaning given to that term in Subsection 5.12(b).

(ii) "**Trinidad Energy Liquidation Event Effective Date**" has the meaning given to that term in Subsection 5.12(c).

(jj) "**Trinidad ExchangeCo**" means Trinidad Exchange Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(kk) "**Trinidad Meeting**" has the meaning given to that term in Section 4.2.

(ll) "**Trinidad Successor**" has the meaning given to that term in Subsection 10.1(a).

(mm) "**Trust**" means the trust created by this Agreement.

(nn) "**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

(oo) "**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee.

(pp) "**Trust Units**" means units in the capital of Trinidad Energy as constituted on the Effective Date.

(qq) "**Trust Unitholders**" means the registered holders of Trust Units from time to time.

(rr) "**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter referred to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit in order to be able to exercise the Voting Rights and will hold the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Trinidad Energy has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Trinidad Energy hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Trinidad Energy to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Trust Unitholders at a Trinidad Meeting or in connection with a Trinidad Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Trinidad Consent is sought or a Trinidad Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which Beneficiaries are entitled to vote (a "**Trinidad Meeting**") and with respect to all written consents sought by Trinidad from Trust Unitholders (a "**Trinidad Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, such number of votes as is equal to the Exchange Ratio on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, multiplied by the number of Exchangeable Shares owned of record by such Beneficiary on the record date established by Trinidad Energy or by Applicable Law for such Trinidad Meeting or Trinidad Consent, as the case may be, (the "**Beneficiary Votes**") in respect of each matter, question or proposition to be voted on at such Trinidad Meeting or to be consented to in connection with such Trinidad Consent.

4.3 Mailings to Trust Unitholders

With respect to each Trinidad Meeting and Trinidad Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements, and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or

communication to commence on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Trinidad Energy to Trust Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Trust Units) to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trinidad Meeting or Trinidad Consent, as the case may be, or, pursuant to Section 4.7, to attend such Trinidad Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Trinidad Drilling to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of: (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trinidad Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting; and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Trinidad Energy to the Trustee, and, in the case of material described in paragraphs (d), (f) and (g), shall be subject to reasonable review and comment by the Trustee in a timely manner.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Trinidad Meeting or Trinidad Consent, the number of Exchangeable Shares owned as of record by the Beneficiary and the Exchange Ratio shall be determined at the close of business on the record date established by Trinidad Energy or by Applicable Law for purposes of determining Trust Unitholders entitled to vote at such Trinidad Meeting or to give written consent in connection with such Trinidad Consent. Trinidad Energy will notify the Trustee in writing of any decision of the Board of Directors with respect to the calling of any such Trinidad Meeting or the seeking of such Trinidad Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Trust Unitholder Information

Trinidad Energy will deliver to the Trustee copies of all proxy materials, (including notices of Trinidad Meetings, but excluding proxies to vote Trust Units), information statements, reports (including, without limitation, all interim and annual financial statements and their accompanying MD&A) and other written communications that are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Trinidad Energy) received by the Trustee from Trinidad Energy at the same time as such materials are first sent to Trust Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.5 Other Materials

As soon as reasonably practicable after receipt by Trinidad Energy or any Trust Unitholder (if such receipt is known by Trinidad Energy) of any material sent or given generally to the Trust Unitholders by or on behalf of a third party, including, without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Trinidad Energy shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Trinidad Energy, copies of all such materials received by the Trustee from Trinidad Energy. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in Calgary.

4.6 List of Persons Entitled to Vote

Trinidad Drilling shall: (i) prior to each annual, general or special Trinidad Meeting or the seeking of any Trinidad Consent; and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Trinidad Meeting or a Trinidad Consent, at the close of business on the record date established by Trinidad Energy or pursuant to Applicable Law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trinidad Meeting or to give consent in connection with such Trinidad Consent. Each such List shall be delivered to the Trustee promptly after receipt by Trinidad Drilling of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trinidad Meeting or any Trinidad Consent will be entitled to: (i) instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Trinidad Meeting and Trinidad Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3;

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trinidad Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting; or

(ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Trinidad Energy utilizes in communications to Trust Unitholders, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Trinidad Drilling. Trinidad Drilling shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) a current List; and

(b) at the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by Trinidad Drilling to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Trinidad Energy, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in any case, Trinidad Energy or Trinidad ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Trinidad Drilling or any other distribution of the assets of Trinidad Drilling among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Energy or Trinidad ExchangeCo pursuant to the exercise by Trinidad Energy or Trinidad ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Trinidad Drilling pursuant to Article 8 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Trinidad Energy and Trinidad ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of

   (i) an Insolvency Event; or

   (ii) any circumstance in which Trinidad Energy and Trinidad ExchangeCo may exercise any of the Call Rights, but elect not to exercise such Call Rights;

   (any such occurrence being an "**Exchange Rights Trigger Event**"), to require Trinidad Energy or Trinidad ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Trinidad Energy and Trinidad ExchangeCo hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Trinidad Energy and Trinidad ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Trinidad Drilling will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights and the Automatic Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights and the Automatic Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights and the Automatic Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights or the Automatic Exchange Rights.

5.4 Purchase Price

The purchase price payable by Trinidad Energy or Trinidad ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Trinidad Energy or Trinidad ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Trinidad Energy or Trinidad ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Trinidad Energy or Trinidad ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by Trinidad Drilling.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Trinidad Drilling. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of Trinidad Drilling and such additional documents and instruments as the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating:

(i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Trinidad Energy or Trinidad ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein;

(ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Trinidad Energy or Trinidad ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances;

(iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued (subject to the restrictions set out in Article 15 of the Share Provisions); and

(iv) the names and addresses of the persons to whom such new certificates should be delivered (subject to the restrictions set out in Article 15 of the Share Provisions); and

(b) payment (or evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Trinidad Energy or Trinidad ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Trinidad Drilling.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Trinidad Energy or Trinidad ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Trinidad Energy or Trinidad ExchangeCo, as applicable, the Trustee shall notify Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of its receipt of the

same, which notice to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Trinidad Energy or Trinidad ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights (but less any amounts withheld pursuant to Section 5.13), provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than:

(a) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not delivered by Trinidad Energy or Trinidad ExchangeCo, as applicable, to the Trustee within ten Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so delivered, by Trinidad Energy or Trinidad ExchangeCo, as applicable; and

(b) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares.

Upon delivery by Trinidad Energy or Trinidad ExchangeCo to the Trustee of such Trust Units, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require Trinidad Drilling to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Trinidad Drilling pursuant to Section 4.6 of the Share Provisions that Trinidad Drilling will not be permitted as a result of solvency requirements of Applicable Law to redeem all such Retracted Shares, and provided that neither Trinidad Energy nor Trinidad ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, and provided further that the Trustee has received written notice of same from Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that Trinidad Drilling is unable to redeem. In any such event, Trinidad Drilling hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Trinidad Drilling or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the

Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that Trinidad Drilling is not permitted to redeem and will require Trinidad Energy or Trinidad ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Trinidad Energy or Trinidad ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary; or (b) shall have evidenced to the satisfaction of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that such taxes, if any, have been paid.

5.9 Notice of Exchange Rights Trigger Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Exchange Rights Trigger Event, or the election by Trinidad Energy or Trinidad ExchangeCo not to exercise a Call Right which is then exercisable by Trinidad Energy or Trinidad ExchangeCo, Trinidad Drilling shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Trinidad Drilling of the occurrence of an Exchange Rights Trigger Event, or upon the Trustee becoming aware of an Exchange Rights Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Trinidad Energy, a notice of such an Exchange Rights Trigger Event in the form provided by Trinidad Drilling, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Listing of Trust Units

Trinidad Energy and Trinidad ExchangeCo will, in good faith, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Trust Units

Trinidad Energy hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. Trinidad Energy hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.4 of the Support Agreement)

(i) as is equal to the sum of the number of Trust Units issuable upon redemption, retraction or exchange of all

(A) Exchangeable Shares issued and outstanding from time to time, and

(B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time, and

(ii) As are now and may hereafter be required to enable and permit Trinidad Drilling and Trinidad ExchangeCo to meet their respective obligations hereunder, under the Support Agreement, under the Share Provisions and under any other security or commitment in connection with the Asset Purchase Agreement pursuant to which Trinidad Energy may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of Trinidad Energy

(a) Trinidad Energy will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by Trinidad Energy to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, at least 15 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of

(A) receipt by Trinidad Energy or Trinidad Drilling of notice of, and

(B) Trinidad Energy or Trinidad Drilling otherwise becoming aware of,

any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Trinidad Energy or to effect any other distribution of assets of Trinidad Energy among its unitholders for the purpose of winding up its affairs, in each case where Trinidad Energy has failed to contest in good faith any such proceeding commenced in respect of Trinidad Energy within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Trinidad Energy of notice of any event (a "**Trinidad Energy Liquidation Event**") contemplated by Subsections 5.12(a)(i) or 5.12(a)(ii), the Trustee will give notice thereof, in the form provided by Trinidad Energy, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of Trinidad Energy in connection with a Trinidad Energy Liquidation Event, on the fifth Business Day prior to the effective date (the **Trinidad Energy Liquidation Event Effective Date**") of a Trinidad Energy Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units (the benefit in favour of Beneficiaries of the obligation of Trinidad Energy and Trinidad ExchangeCo to effect the automatic exchange of Exchangeable Shares for Trust Units as aforesaid is defined as the "**Automatic**

Exchange Rights"). To effect such automatic exchange, Trinidad Energy or Trinidad ExchangeCo shall purchase on the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Trust Unit on the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date. Trinidad Energy or Trinidad ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Trinidad Energy or Trinidad ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Trinidad Energy Liquidation Event Effective Date, such purchase price to be paid in accordance with Subsection 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Trinidad Energy Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Trinidad Energy or Trinidad ExchangeCo, as determined by Trinidad Energy at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from Trinidad Drilling shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, less any amounts withheld pursuant to Section 5.13.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Trinidad Energy or Trinidad ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Trinidad Energy and Trinidad ExchangeCo may reasonably require, Trinidad Energy or Trinidad ExchangeCo, as applicable, shall deliver

or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Trinidad Energy, Trinidad Drilling, Trinidad ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Trinidad Energy or Trinidad ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. person (as such term is defined in Regulation S of the *United States Securities Act of 1933*, as amended) or a resident of any foreign country, shall be satisfied by delivering the Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Trinidad Energy, Trinidad Drilling and Trinidad ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling that, at the date of execution and delivery of this Agreement, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 30 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time:

   (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and

   (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such Trust Units, the Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Trinidad Energy irrevocably authorizes its registrar and transfer agent to comply with all such requests. Trinidad Energy covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including, without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2005, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Trinidad Drilling a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by Applicable Law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares may be traded (it being expressly acknowledged that Trinidad Energy is under no obligation to so list the Exchangeable Shares and has no intention of taking any steps to list the Exchangeable Shares). In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling). If requested by the Trustee, Trinidad Drilling shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Trinidad ExchangeCo and/or Trinidad Drilling or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling, and except as

otherwise specifically provided herein, such evidence may consist of a report, letter or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report, letter or opinion is furnished by a director, officer or employee of Trinidad ExchangeCo and/or Trinidad Drilling it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion, letter or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement, letter or opinion; and

(c) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Trinidad Drilling, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Trinidad Drilling. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of Trinidad Drilling, in the deposit

department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Trinidad Energy, Trinidad ExchangeCo and/or Trinidad Drilling that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, but acting in good faith, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the

Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Trinidad Drilling agrees to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors, and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Trinidad Drilling shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling pursuant hereto.

In no case shall Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling be liable under this indemnity for any claim against any of the Indemnified Parties unless Trinidad Energy and Trinidad Drilling shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process

giving information as to the nature and basis of the claim. Subject to (ii) below, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be entitled to participate at their own expense in the defence and, if Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling; or (ii) the named parties to any such suit include both the Trustee and Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and the Trustee shall have been advised by counsel acceptable to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the wilful default, fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling and to the predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement; however, on the written request of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding Subsection 9.3(a) and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Trinidad Energy, Trinidad ExchangeCo or Trinidad Drilling shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling.

ARTICLE 10
TRINIDAD ENERGY SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Trinidad Energy shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking,

property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trinidad Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trinidad Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trinidad Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trinidad Energy under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trinidad Successor, Trinidad ExchangeCo and Trinidad Drilling shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trinidad Successor shall possess and from time to time may exercise each and every right and power of Trinidad Energy under this Agreement in the name of Trinidad Energy or otherwise and any act or proceeding by, any provision of this Agreement required to be done or performed by the Board of Directors or any officers of Trinidad Drilling on behalf of Trinidad Energy may be done and performed with like force and effect by the directors or officers of such Trinidad Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Trinidad Energy with or into Trinidad Energy or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Trinidad Energy provided that all of the assets of such subsidiary are transferred to Trinidad Energy or another wholly-owned direct or indirect subsidiary of Trinidad Energy and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions.

11.2 Certain Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of Trinidad Drilling or the Beneficiaries hereunder provided that the Board of Directors and the Trustee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the Board of Directors and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the Board of Directors and the Trustee shall be of the opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Trinidad Energy and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Trinidad Drilling, at the request of Trinidad Energy, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Trinidad Drilling, the Share Provisions and all Applicable Laws.

11.4 Changes in Capital of Trinidad Energy and Trinidad Drilling

At all times after the occurrence of any event contemplated pursuant to Sections 2.4 or 2.5 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Trinidad Drilling (when authorized by a resolution of the Board of Directors), Trinidad Energy (when authorized by a resolution of the Board of Directors) and Trinidad ExchangeCo (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these

presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trinidad Successors and the covenants of and obligations assumed by each such Trinidad Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Trinidad Energy, Trinidad ExchangeCo, Trinidad Drilling, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 or Section 10.3 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.2 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

13.3 Notices to Parties

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth below. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth below. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(c) if to Trinidad Energy, Trinidad Drilling or Trinidad ExchangeCo, at:

Trinidad Drilling Ltd.
#600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(d) if to the Trustee, at:

Valiant Trust Company
510, 550 - 6th Avenue SW
Calgary, Alberta
T2P 0S2
Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 233-2857

A party may change its address and facsimile number for delivery by notice to the other party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Trinidad Drilling from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply *mutatis mutandis* to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any party to the other party by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other party.

13.6 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.7 Attornment

Each of the Trustee, Trinidad Energy, Trinidad ExchangeCo and Trinidad Drilling agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Performance by Subsidiary of Trinidad

Any provision in this Agreement providing for the delivery by Trinidad Energy of Trust Units or any other documents or instruments may, at the option of Trinidad Energy, be satisfied by delivery thereof by or on behalf of Trinidad Energy by a subsidiary of Trinidad Energy, and in such case such delivery shall satisfy the obligations of Trinidad Energy and the rights of Trinidad Energy to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such subsidiary of Trinidad Energy. Trinidad Energy and Trinidad Drilling shall be primarily obligated to deliver Trust Units or other documents or instructions as contemplated hereby and shall be relived of such obligations only if a subsidiary of Trinidad Energy in fact meets such obligation.

13.9 Liability of the Trust

The parties hereto acknowledge that Trinidad Drilling is entering into this Agreement solely on behalf of Trinidad Energy and the obligations of Trinidad Energy hereunder shall not be personally binding upon the Trustee, Trinidad Drilling or any holder of Trust Units and that any recourse against Trinidad Energy or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of Trinidad Energy arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of August 1, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST, by **Trinidad Drilling Ltd.**

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD DRILLING LTD.

By: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

TRINIDAD EXCHANGE CORP.

By: ______________________________
Name: Lyle C. Whitmarsh
Title: President

VALIANT TRUST COMPANY

By: ______________________________
Name: Cheryl Dahlager
Title:

By: ______________________________
Name: Philip Menard
Title:

THIS IS **SCHEDULE 2.7** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

ALLOCATION OF PURCHASE PRICE

TANGIBLES, INCLUDING THE SPARE PARTS:

99.99% of the Purchase Price, as the same may be adjusted in accordance with the Agreement.

INTANGIBLES, INCLUDING INTELLECTUAL PROPERTY RIGHTS, GOODWILL AND THE CUSTOMER LIST:

0.01% of the Purchase Price, as the same may be adjusted in accordance with the Agreement.

THIS IS **SCHEDULE 4.1(l)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

ENCUMBRANCES

The encumbrances represented by the following registrations at the Personal Property Registry (Alberta):

(1) Registration No.: 01022204497
Registration Date: February 22, 2001
Registration Type: Security Agreement
Expiry Date: February 22, 2008
Debtor: Paramount Resources Ltd.
Wilson Drilling Ltd.
Secured Party: Canadian Western Bank
Collateral:
1 only mobile 2500 metre Drilling Rig (the "Rig") with the following components: mast & substructure, 1 only Lee C. Moore model 100 – 400 double-cantilever mast, 100 foot clear working height, gross nominal capacity of 300,000 lb., hook-load of 240,000 lb with 8 lines, serial no. DE-M003, complete with four working and one fastline sheave crown assembly, racking board, ladder, static counterweight buckets and guides, catline and tuggerline sheaves, fluorescent light fixtures, deadline anchor, 4½ inch high-pressure mud manifold with demon 4 inch x 3000 psi wp mud valve, pressure gauge and 3 inch x 55 feet kelly hose, boom line. 1 only Rudd and Hodgsen 1 piece substructure, complete with build in rotary table support beams, mud line with 4 inch mud line complete with 2 only, 4 inch demco valves, 1 only, 30 inch x 60 inch industrial air receiver, serial no.: 52672 and 4 only ruffneck Fri-20 steam heaters, complete with vee-door ramp, stairways, safety rails with kickboards, winterization prefabs and framing 9 feet x 4 feet, fluorescent light, bop lines and hoses, bop trolleys and rails. Drawworks and drive, 1 only Duggan model DS-5 single drum drawworks, 550 input horsepower, serial no. N/A, with main drum grooved for 1 1/8 inch wireline, complete with Tulsa model 12 lb. Spinning and breakout catheads, drillers air-console, bell auto-driller, parmac 22 inch double hydromatic brake. 1 only two engine drive compound complete with extended engine shafts and skids, sprockets, chain and oil bath chain guards, lubricating piping. 2 only Caterpillar D3406 turbocharged diesel engines, 1800 rpm, serial no. 9OU1557 and 9OU13365 (n/a metered hours), complete with standard accessories including instrument panel, turbochargers, harbor rig saver, ingersol rand air starter, standard radiator without shutters, air cleaners, spark arresting mufflers, and each with a twin disc model F-11524-TG1 torque converter. Mud pumps, 1 only Emsco model D375 horsepower mud pump – serial no. 222, complete with forged fluid end, quick change valve and head covers. 1 only Emsco Pd43 pulsation dampener, serial no. 130. 1 only Demco 2 inch pressure relief valve. 1 only Cameron type D-2 inch 0-35,000 kpa pressure gauge pump is driven by 1 only Caterpillar D353 turbocharged diesel engine, 1800 rpm, serial no. 46B5569, complete with standard accessories including instrument panel, turbochargers, barber rig saver, ingersol rand air starter, radiator – no shutters and fawick air clutch, bull wheels and power bands. Mud system equipment, 1 only welded steel sloped bottom one tank mud system, with a total capacity of 300 bbls (54m30 consisting of the following: (A). 300 bbl. Shaker mud tank, mounted on 4 runner, 10 inch wide flange skid and includes 4 compartments with all necessary piping, mud valves, fluorescent light fixtures, equalizers, 3 low pressure mudguns, clean out gates, stairways and handrails, tank size: 9 feet wide with 1 only friz ruffneck steam heater, cupboards x 48 feet long x 5 feet 8 inches high with 9 feet wide x 8 feet long pump building at one end; (B) Swaco desilter unit, complete with 12 only, 3¾ inch desilter cones, serial no. 280; (C) Mission magnum, 5 inch x 6 inch centrifugal mix precharge pumps, serial no. M11301, each driven by Siemens 60 horsepower, 1770 rpm, 3 phase, 230/460 volt electric motor; (D) 36 inch x 8 feet long degrasser with 4 inch inlet line and approximately 150 feet of 8 inch vent line; (E) Standard mix hopper mounted in mixing house; (F) mud lab kit; (G) Fisher style model 3 inch vertical hole fill pump with 5 horsepower, 1, 736 rpm, 230/460 volt, 3 phase electric motor. B.O..P. equipment, 1 only Shaffer annular blowout preventer with studded top and flanged bottom, size 9 inch x 3000 psi wp, serial no. 2111. 2 only Shaffer model lwp single gate ram preventers with studded top and bottom, size 9 inch x 3000 psi wp, serial nos. 2026 and 2043. 1 only drilling spool, 9 inch x 300 psi wp flanges, complete with two 3 inch x 3000 psi wp flanged side outlets. 1 only Kill line valve assembly consisting of 2 only, wkm 3 inch x 3000 psi wp flanged gate valves and 1 ony, ciw 3 inch x 3000 psi wp flanged gate valve. 1 only 3 inch 3000 x 2 inch 3000 double studded adapter flange. 1 only choke line valve assembly consisting of one McEvoy 3 inch x 3000 psi wp flanged hcr valve and 1 only, wkm 3 inch x 3000 psi wp flanged gauge valve. 1 only 3 inch x 2 inch choke manifold complete with 2 only, national 3 inch x 3000 psi wp ball valves, 8 only, national 2 inch gate valve, 1 only national 2 inch manual chokes, tees and crosses, mounted in 8 feet wide and 8 feet long building complete with one Friz Ruffneck steam heater, 1 only, 2 feet fluorescent light fixture. 1 only Koomey model 80, 5 station, 100 gallon air over hydraulic accumulator unit, serial no. 1792, complete with 1 only duplex pump assembly chain driven by 10 horsepower, 230/460 volt, 3 phase electric motor, 5 only 1 inch barksdale

control valves each with actuators, 10 only 10 gallon accumulator bottles, 300 psi wp, pressure reulator valves, 1 only Haskel air pump, 2 only nitrogen bottles, gauges and 1 only Koomey 5 station air remote control panel mounted in doghouse. Tubulars, safety valves & subs; 182 only, joints (approximately 6000 feet) 4 ½ inch OD, 18 degree 16.60 lb/foot drill pipe complete with 4 ½ inch xh pin and box connections: A. 176 lengths double white; B. 5 yellow; C. 1 orange; 12 only joints, 6 ¼ inch OD x 2 ¼ inch ID, 30 feet long; drill collars with 4 ½ inch HX connections. 1 only upper kelly cock, 6 5/8 inch AP1 reg K.H. connection. 1 only lower kelly cock, 4 ½ inch XH connections. 1 only stabbing valve complete with 4 ½ inch XH connections. Lot subs including saver subs, bit subs, crossover subs, pick up subs, pick up nubbins, junk subs and test plugs. Rotary & travelling equipment; 1 only Hacker Pyramid rotary table, size 17 ½ inch x 44 inch complete with split master bushings. 1 only McKissick model 150 ton unitized hook block, serial no. 213, with 5 inch x 36 inch Sheavac grooved for 1 1/8 inch drilling line and with Web Wilson hydra hook. 1 only Emsco model LH200 rotary-swivel, 200 ton capacity, serial no. 205. 1 only 4 ¼ inch square x 40 foot long kelly, complete with 6 5/8 inch reg L.H. upper box and 4 ½ inch XH lower pin connection. 1 only scabbard for kelly. 1 only Varco type KRVS kelly drive bushing with rollers to fit 4 ¼ inch square kelly. 1 only set Wooley 4 ½ inch, 3 segment drill pipe slips. 1 only set Varco 8 segment drill collar slips. 1 only set 3 ½ inch x 96 inch weldless elevator links with a rated capacity of 250 ton. 1 only set Wooley type D rotary drilling tongs, complete with latch lug jaw assemblies. Miscellaneous buildings & structures. 1 only steel fabricated doghouse building, mounted on a 2 runner wide flange skid with 2 feet long checkered plated porch at one end, complete with 1 only knowledge box, 3 only metal lockers, 1 only steel bench, 1 only toolboard, fluorescent lights and 1 only Ruffneck FRJ-16 steam heater (doghouse lowers into water tank for transport). 1 only steel fabricated lightplant accumulator/fuel tank building/change house, consisting of 14 feet long light plant accumulator section and 10 feet long fuel tank, 14 feet long change room, mounted on 4 runner, 10 inch wide flange skid, complete with fluorescent lighting. Westinghouse 4 section MCC panel with 3 phase, 45 KVA transformer, complete with 1 only, FR16 Ruffneck steamheader. 1 only steel fabricated water tank, mounted on a 4 runner 10 inch wide flange skid with 14 feet long tool house, complete with 1 only FR16 Ruffneck heater, Fluorescent lights, cupboards, oil storage tanks, workbench, grinders, complete with all necessary stairways, hard rails, grating. 1 only pump house, complete with 1 only FR16 Ruffneck steam heater, cupboards, fluorescent light, storage racks, day tank, 1 only 4 inch x 8 feet vibration hose. 1 only Travco wellsite, skidded, complete with standard accessories including office desk, cupboards, counters, water pressure system, stove, fridge, propane furnace with tanks, 3 piece washroom with sink, shower and toilet, bedroom with bed, closet and night table. 1 only set piperacks, 30 inches high x 30 feet long tumble type, constructed 4 ½ inch drill pipe. 1 only steel fabricated catwal, size 5 feet wide x 44 feet long x 37 inches high, 5 inch drill pipe construction with steel plated deck, integral stairway, internal mounted choke line, 2 only, swing out pipe racks. 3 only pipe tubs, 7 feet wide x 32 feet long x 36 inches high. 2 only 8 feet wide x 40 feet long x 6 inches deep, wooden rig mats with steel frame. 5 only 8 feet wide x 30 feet long x 6 inches deep, wooden rig mats with steel frame. 1 only 8 feet wide x 20 feet long x 6 inches deep, wood rig mats with steel frame. Miscellaneous rig support equipment 1 only Caterpillar model 3406 diesel engine, serial no. 90U16293, complete with standard accessories including radiator, instrument panel, battery start and utilized with Stamford type HC434D generator, 225 KW, 281 KVA, 4809 volt, serial no. 1940555832. 1 only Gardner Denver model ASDCAC, x-prop air compressor serial no. W46007, belt driven by 15 horsepower, 230/460 volt, 3 phase electric motor and complete with 24 inch diameter x 6 feet long, 80 gallon air receiver. 1 only Gardner Denver model ADS1011, two stage air compressor serial no. 6W8578F-R, belt driven from engine compound. 1 only Mission 2 inch x 3 inch centrifugal water pump, belt driven by 15 horsepower, 230/460 volt, 3 phase electric motor. 2 only, Jacouzi model 3KD71-51-KY, 1 inch x 1 inch centrifrugal fuel pumps, driven by ½ horsepower, 230 volt, 3 phase electric motor. 1 only spool (approximately 3500 feet) 1 1/8 inch 6 x 19 IWRC drilling line mounted on drill pipe constructed stand. 1 only Ingersol-Rand model K4U hydraulic winch, serial no. REH74149 mounted on drawworks. 1 only hydraulic survey line winch complete with .092 inch wireline mounted on drill floor. 1 only lot winterizing frames and canvas covers. 1 only 5 feet mud saver bucket complete with end seals and discharge hose. 1 only Eastman-Eastco direction survey instrument complete with barrel, serial no. 46090. 1 only 8 5/8 inch OD x 28 feet long mousehole pipe. 1 only 8 5/8 inch OD x 40 feet long rathole pipe. 1 only lot safety equipment. Proceeds: all goods, documents of title, chattle paper, instruments, money, securities and intangibles.

(2) Registration No.: 02081603801
Registration Date: August 16, 2002
Registration Type: Security Agreement
Expiry Date: August 16, 2008
Debtor: Wilson Drilling Ltd.
Secured Party: Canadian Western Bank
Collateral:

All present and after-acquired personal property of the debtor, including, without limitation, the following drilling rig and components known as Wilson rig #3: 1. Drawworks: Mastco 7500 Serial #DW6633; CAT3406E Serial # 06BR02337; 6 speed Allison transmission Serial # 311082101; power take off Serial # 85XBAKP-F6X5; 2. Mast: Mastco telescopic Serial #6631M; 3. Substructure: Mastco substructure Serial #66325; hydraulic pumps Serial #ED9220JT; 60 H.P. Electric motor Serial # 1271 EM; 4. Mud Pumps: P.T. 850 oilwell Serial #3870; powered by DDC 2000 v-12 Serial # 5345200 13431; econo box transmission Serial # 179347; 5. Combination building: 8' x 25' doghouse, 12,000 litre fuel tank, and 600 BBC watertank. (Mastco); 6. Generator Building: #1 generator – DDC series 60 Serial # 6R633184; #2

	generator – DDC series 60 Serial # 6R653632; 7. BOP: Shaffer 228 x 21000 KPA annular with 2 x 228 x 21000 KPA LWP single gate rams; 8. Mudtanks: Jayco 550 bbl with 3 euro-drive adjitators with brandt king cobra shale shaker serial #KC111500857; 9. Catwalk: Mastco with laydown machine and manifold shack with 3" x 3000 psi manifold. 10. Pipe Tubs: 4 pipe tubs all hydraulic; drill pipe: 220 joints 4 ½"; 16 # 4 ½ " XH; 12. Drill Collars: 20 x 6 ½ double zipped drill collars
(3)	Registration No.: 02081604064 Registration Date: August 16, 2002 Registration Type: Land Charge Expiry Date: Infinity Debtor: Wilson Drilling Ltd. Secured Party: Canadian Western Bank
(4)	Registration No.: 03012805748 Last Amendment No.: 03121106490 (December 11, 2003) Registration Date: October 28, 2003 Registration Type: Land Charge Expiry Date: Infinity Debtor: Wilson Drilling Ltd. Secured Party: Toronto Dominion Bank
(5)	Registration No.: 03102805532 Last Amendment No.: 03121232726 (December 12, 2003) Registration Date: October 28, 2003 Registration Type: Security Agreement Expiry Date: October 28, 2008 Debtor: Wilson Drilling Ltd. Secured Party: The Toronto-Dominion Bank Collateral: All of the debtor's present and after-acquired personal property. Drilling rig #1; mast & substructure: Mastco mast model GN510 s/n #97-4881-M and Mastco 1-piece substructure s/n #97-4881-S; drawworks & drive: Alco 750 hp drawworks s/n #001, Caterpillar 3406E diesel engine s/n #6BR00558, and Allison transmission s/n #3110087119; mud pumps; Gardner Denver model PZ8 s/n 761622, Caterpillar D379 DI diesel engine s/n 66B5369, Gardner Denver model Pz8 s/n 90052, and Caterpillar D379 DI diesel engine s/n 3520713; mud system equipment: ja-co mudtank, Brandt shale shaker s/n 8064T1631, and mission magnum precharge pump s/n 2347; BOP equipment: townsend type 84 annular s/n 9A6498, townsend model 88 single gate s/n 8812398, and townsend model 88 single gate s/n 8812098; tubulars: 216 joints 4.5" 20.49 kg/m grade E, 60 joints 4.5" 24.73 kg/m grade SS95, 20 joints 6.25" collars, and 2 joints 9" collars; rotary: National rotary table, National 150-ton hook/block s/n 9711363, oilwell PC150 swivel s/n 21383, set of Web Wilson type AAX tongs s/n 20556, and TP77 model kelly spinner s/n TP77-1033; buildings: doghouse building 10'6" wide x 28' long x 10" high, combination building 12' wide x 50' long x 10'6" high, water tank 11'7" wide x 44' 7" long x 11'8" high s/n 2348, Rocky Mountain wellsite unit 12" wide x 50" long x 9'4" high, 2 sets of pipe racks, catwalk 8' wide x 50' long x 42" high, and assorted rig mats; generators: Caterpillar model 3406 diesel engine s/n 9DR01961 and Caterpillar model 3304 diesel engine s/n 83205327; boiler: Volcan fire tube boiler s/n 10075-5; including all other components and equipment, all inventory, parts and tools relating thereto, all additions, replacements, and accretions thereto. Drilling rig #2 Mast and Substructure: Cassidy Model CE138-800 DR s/n CE8600 M and Cassidy 2-piece substructure s/n CE 87005; Drawworks and drive: Continental EMSCO Model D-2 Drawworks, GE 752 drilling motor s/n 41040 41172; mud pumps: Oilwell Model A1100PT, EMSCO PD 55 pulsation dampner s/n GA29173, GE 752 DC drilling motor s/n M598-0-40, Mission Magnum pump s/n 19127-77, Oilwell Model A1100PT, EMSCO PD 55 pulsation dampner s/n GA29475, GE 752 DC drilling motor s/n 2321, and Mission Magnum pump s/n 19130-70-30; Mud System Equipment: 400 BBL mud tank, 450 BBL shaker mud tank, (2) FSI shale shakes, (2) Mission Magnum pumps, dual Degasser unit, mix hopper, agitators, chemical mix tank, and fisher model TC5 vertical hole-fill pump s/n D997 AM15910; BOP Equipment: Shaffer Annular s/n 10763, Shaffer single gate s/n 4301, Shaffer single gate s/n 4769, Shaffer single gate s/n 4686, (2) drilling spools, kill line valve, choke line valve, 3" choke manifold, and O.L.D. Model 7-station accumulator; tubulars: 254 joints 5" 24.7KG/M grade E75, 140 joints 5" 29.02KG/M grade B105, 2 joints 9" collars, and 24 joints 6.75" collars; Rotary: National rotary table s/n 104, continental EMSCO hook/block, continental EMSCO swivel, set of Web Wilson type H tongs, Varco Model SSW50 pipe spinner; Buildings: doghouse building, water tank, Rocky Mountain wellsite unit, set of pipe racks, catwalk, and assorted rig mats; Generators: Detroit 2000 diesel engine s/n 5352 000993, generator s/n 1D00265224, Detroit 2000 diesel engine s/n 5352000996, generator s/n 1D00265226, Detroit 2000 diesel engine s/n 5352000995, generator s/n 265225; SCR Building: IDM 4-bay SCR housed in building 12'x43'xX9'; Boiler: Saskatoon boiler s/n CRN360T2; including all other components and equipment, all inventory, parts and tools relating thereto, all additions, replacements, and accretions thereto. Drilling Rig #3 Mast & Substructure: Mastco Mast Model 105-3000 s/n 6632M and Mastco 1-piece substructure s/n 66325; Drawworks & Drive: TSM Model 7000 Drawworks s/n DW6633,

	Caterpillar 3406E diesel engine s/n 06BR02337, and Allison transmission s/n 311082101; Mud Pumps: Oilwell Model A850PT s/n 3870, Detroit 2000 diesel engine s/n 535200-13431, and Econo Box transmission s/n 179347; Mud System Equipment: 500 BBL shaker tanks, Brandt Kin Cobra shale shaker s/n KC111500857, and Mission Magnum precharge pump; BOP Equipment: Shaffer annular, (2) Shaffer single gates, drilling spool, cross over spool, kill line valve, choke line valve, 3"x2" choke manifold, and Koomey Model ABB 80 5-station accumulator; Tubulars: 208 joints 4" grade E, 3 joints 9" collars, and 20 joints 6.5" collars; Rotary: National rotary table s/n 74935, Ideco Model UTB hook/block s/n 7953, oilwell PC150 swivel s/n 22028-131, set of Wooly type A tongs, and TP77 Model Kelly spinner; Buildings: Doghouse building, combination building 12' wide x 46' long x 8'6" high, water tank, Rocky Mountain wellsite unit, set of pipe racks, catwalk, (4) hydraulic pipe tubs, and Mastco power catwalk; Generators: Detroit Model DDC diesel engine S/N 6R633184 and Detroit Model DDT diesel engine s/n 6R653632; Boiler: Volcano boiler; including all other components and equipment, all inventory, parts and tools relating thereto, all additions, replacements, and accretions thereto. Proceeds: accounts, chattel paper, money, intangibles, goods, insurance proceeds, documents of title, instruments, and securities.	
(6)	Registration No.: Registration Date: Registration Type: Expiry Date: Debtor: Secured Party: Collateral:	04061517563 June 15, 2004 Security Agreement June 15, 2009 Wilson Drilling, Ltd. Fluid Design Solutions Inc. One (1) FDS 250 ton top drive serial #025, which includes swivel link assembly and hood adapter, swivel assembly, bonnet assembly, grabber leg and grabber box, top drive control components for drillers console, extend frame assembly, torque tube assembly, and power unit components described herein, together with all parts, attachments, accessories, additions, accessions, repair parts and other equipment place on or forming part of the goods described herein, and all proceeds therefrom, including trade-ins, goods, intangibles, securities, money, chattel paper, documents of title, (all as defined in the personal property security act, any regulations thereunder and any amendments thereto), contract rights, rental payments, insurance payments and other property or obligations received when the said goods are sold, dealt with or otherwise disposed of.
(7)	Registration No.: Last Amendment No.: Registration Date: Registration Type: Expiry Date: Debtor: Secured Party: Collateral:	02092717756 02102121908 (October 21, 2002) September 27, 2002 Security Agreement September 27, 2007 Wilson Drilling, Ltd. Citicapital Commercial Corporation Collateral classification includes: Equipment, (1) 2002 bobcat skid steer loader 863G s/n 514442661; (1) 2002 bobcat Versahandler V518 s/n 367011167; with attachments.
(8)	Registration No.: Registration Date: Registration Type: Expiry Date: Debtor: Secured Party: Collateral:	04051208553 May 12, 2004 Security Agreement May 12, 2005 Wilson Drilling, Ltd. Cummins Western Canada Collateral classification includes: Equipment, (1) Cummins Model QSX15-G9, Serial No. 79024857; (1) Cummins Model QSX15-G9, Serial No. 79024859.
(9)	Registration No.: Registration Date: Registration Type: Expiry Date: Debtor: Secured Party: Collateral:	04061818854 June 18, 2004 Security Agreement June 18, 2005 Wilson Drilling, Ltd. Cummins Western Canada Cummins Model QST30-C1350, Serial No. 37211473; Cummins Model QST30-C1350, Serial No. 37211448.

The encumbrances represented by the following registrations at the Personal Property Registry (Northwest Territories):

(1)	Registration No.:	114678
	Registration Date:	August 22, 2002
	Registration Type:	PPSA Financing Statement
	Expiry Date:	August 22, 2008
	Debtor:	Wilson Drilling Ltd.
	Secured Party:	Canadian Western Bank
	Collateral (General):	All present and after-acquired personal property of the debtor, including, without limitation, the following drilling rig and components known as Wilson Rig #3: Inventory Rig #3 1. Draw Works Mastco 7500 Serial # DW6633 CAT 3406E Engine Serial #06BR02337 6 Speed Allison Transmission Serial # 311082101 PTO Serial # 85XBAKP-F6X5 2. Mast Mastco Telescopic Serial # 6631M 3. Substructure Mastco Substructure Serial # 66325 Hydraulic Pumps Serial # ED9220JT 60 H.P. Electric Motor Serial # 1271 EM 4. Mud Pumps P.T. 850 Oilwell Serial # 3870 Powered by DDC 2000 V-12 Serial # 535200 13431 Encono Box Transmission Serial # 179347 5. Combination Building 8' x 25' Doghouse, 12,000 L Fuel Tank, and 600 BBC Water Tank. (Mastco) 6. Generator Building #1 Generator-DDC Series 60 Serial # 6R633184 #2 Generator-DDC Series 60 Serial # 6R653632 7. BOP Shaffer 228 x 21000 KPA Annular with 2 228 x 21000 KPA LWP Single Gate Rams 8. Mudtanks Jayco 550 BBL with 3 Euro-Drive Adjitators with Brandt King Cobra Shale Shaker Serial # KC111500857 9. Catwalk Mastco with Laydown Machine and Manifold Shack with 3" x 3000 PSI Manifold Pipe Tubs 4 Pipe Tubs all Hydraulic 10. Drill Pipe 220 Joints 4 1/2" 16 # 4 1/2" x H 11. Drill Collars 20 6 1/2 Double Zipped Drill Collars

THIS IS **SCHEDULE 4.1(p)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

CUSTOMER LIST

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(q)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

PERSONNEL LIST

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(r)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

MATERIAL CONTRACTS

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(w)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

EMPLOYEE BENEFITS AND PENSION PLANS

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(bb)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

INFORMATION RESPECTING RIG #6

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 5.1(g)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF RELEASE

RELEASE

KNOW ALL MEN BY THESE PRESENTS, that **[I, [INDIVIDUAL], for myself, my heirs, executors and administrators / [CORPORATION], for itself, any associated, affiliated, predecessor, successor or parent corporations, and for its and their present, past and former directors, officers, shareholders, agents, employees and representatives]** (hereinafter referred to collectively as the "**Releasor**"), for good and valuable consideration including, without limitation, the payment of consideration (some or all of which consideration the Releasor acknowledges is to its benefit, either directly or indirectly) pursuant to the Asset Purchase Agreement dated as of July 8th, 2004 between Trinidad Drilling Ltd. (the "**Corporation**") and Wilson Drilling Ltd. (the "**Asset Purchase Agreement**"), do hereby remise, release and forever discharge the Corporation and Trinidad Energy Services Income Trust and their respective associates, affiliates, predecessor, successor or parent corporations or entities, and all past, present and future officers, trustees, directors, employees, agents, servants and attorneys of each of the foregoing, or any of them, including each of their successors, heirs, executors, assigns, administrators, agents and representatives (hereinafter referred to collectively as the "**Releasee**"), of and from all manner of actions, cause and causes of action, suits, debts, dues, controversies, bonds, bills, covenants, contracts, agreements, damages, judgments, claims, costs, obligations, charges, security interests and demands, whatsoever, in law or in equity (collectively, "**Claims**") as such Claims may relate to the Purchased Assets (as such term is defined in the Asset Purchase Agreement) and all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee, or which the Releasor can, shall or may have, for, upon or by reason of any matter, cause, or thing, whatsoever, on or at any time prior to the date of this Release, **BUT EXCLUDING** all Claims that may relate to all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee for, upon or by reason of any matter, cause, or thing, whatsoever related to any of the following:

(a) the obligations, if any, of the Releasee in favour of the Releasor under the Asset Purchase Agreement or under any documents or agreements delivered pursuant thereto; or

(b) any fraud of the Releasee.

In executing this Release, the Releasor acknowledges that the Releasor has relied on the Releasor's own judgment, belief and knowledge and that of the Releasor's counsel and has in no way relied on or been induced by any representation, statement, act or omission to act by the Releasee. The Releasor shall not at any time attempt to rescind, reform, or in any way modify or challenge the validity of this Release or any part hereof.

The Releasor hereby declares that the Releasor has read all of this Release, fully understands the terms of and voluntarily accepts the consideration stated herein as the sole consideration for this Release. The Releasor agrees that the Releasor shall execute all such further documents, agreements and assurances as the Releasee may from time to time reasonably require to give effect to the intent and purpose of the provisions of this Release.

The Releasor further states that the Releasor has read and understands that this is a Release and that the Releasor intends to be legally bound by the same.

This Release shall be governed by the laws of the Province of Alberta.

WITNESS the execution of this Release as of the ● day of ●, 2004.

______________________________	______________________________
[INDIVIDUAL]	Witness to the signature of **[INDIVIDUAL]**

[OR, AS APPLICABLE]

[CORPORATION]

Per ______________________________
Name:
Title:

THIS IS **SCHEDULE 5.1(j)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS AGREEMENT is made as of the ● day of July, 2004.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of the Province of Alberta (the "**Purchaser**")

\- and -

WILSON DRILLING LTD., a corporation incorporated under the laws of the Province of Alberta (the "**Vendor**")

WHEREAS the Vendor and the Purchaser entered into an asset purchase agreement made as of the 8th day of July, 2004 (the "**Asset Purchase Agreement**"), with respect to the "Purchased Assets" (which term, when used in this Agreement, has the same meaning as in the Asset Purchase Agreement);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Vendor hereby sells, assigns, transfers, conveys and sets over to the Purchaser, and the Purchaser hereby purchases from the Vendor, all of the right, title, estate and interest of the Vendor (whether absolute or contingent, legal or beneficial) in and to the Purchased Assets, TO HAVE AND TO HOLD the same, together with all benefit and advantage to be derived therefrom, absolutely, subject to the terms of the Asset Purchase Agreement.

2. The covenants, representations, warranties and indemnities contained in the Asset Purchase Agreement, and all qualifications and limitations thereon or thereto, are incorporated herein as fully and effectively as if they were set out herein and there shall not be any merger of any covenants, representation warranty or indemnity contained in the Asset Purchase Agreement by virtue of the execution and delivery hereof, any rule of law, equity or statute to the contrary notwithstanding.

3. If any term or provision hereof should conflict with any term or provision of the Asset Purchase Agreement, the term and provision of the latter shall prevail and this Agreement shall at all times be read subject to all terms and conditions of the Asset Purchase Agreement.

4. The assignment and conveyance effected by this Agreement is made with full right of substitution of the Purchaser in and to all covenants, representations, warranties and indemnities by others heretofore given or made in respect of the Purchased Assets or any part thereof.

5. This Agreement shall, in all respects, be subject to and interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and shall, in every regard, be treated as a contract made in the Province of Alberta. The parties hereto irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising out of or in connection with this Agreement.

6. This Agreement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective administrators, trustees, receivers, successors and assigns.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

WILSON DRILLING LTD.

Per: ______________________________
Name: Kerry Wilson
Title: President

Per: ______________________________
Name: Bernie Lee
Title: Secretary

TRINIDAD DRILLING LTD.

Per: ______________________________
Name: Lyle C. Whitmarsh
Title: President

Per: ______________________________
Name: Brent J. Conway
Title: Chief Financial Officer

THIS IS **SCHEDULE 5.1(p)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 8TH DAY OF JULY, 2004 BETWEEN WILSON DRILLING LTD. AND TRINIDAD DRILLING LTD.

FORM OF NON-COMPETITION AGREEMENT

[Deleted to maintain confidentiality]

TRINIDAD ENERGY SERVICES INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE GÉNÉRALE ANNUELLE ET EXTRAORDINAIRE QUI AURA LIEU LE MERCREDI 9 JUIN 2004

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire (l'*assemblée*) des porteurs (les *porteurs de parts*) de parts de fiducie (les *parts*) de Trinidad Energy Services Income Trust (la *Fiducie*) aura lieu à la salle Viking, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary (Alberta) à 10 h (heure de Calgary) le mercredi 9 juin 2004 aux fins suivantes :

1. recevoir et examiner les états financiers de la Fiducie pour l'exercice terminé le 31 décembre 2003 ainsi que le rapport des vérificateurs s'y rapportant;

2. nommer les administrateurs de Trinidad Drilling Ltd. pour l'année qui vient ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés;

3. nommer les vérificateurs de la Fiducie pour l'année qui vient et autoriser les administrateurs de Trinidad Drilling Ltd. à fixer leur rémunération;

4. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe A de la circulaire de sollicitation de procurations jointe aux présentes pour autoriser la Fiducie à procéder à un ou plusieurs placements privés au cours des 12 prochains mois à l'issue desquels le nombre de parts émis ou susceptible d'être émis, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, dépassera la règle de 25 % de la TSX, mais pas 75 % des parts en circulation de la Fiducie à la date de la présente circulaire de sollicitation de procurations dans les 12 mois de la date de l'assemblée, comme il est indiqué dans la circulaire de sollicitation de procurations;

5. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe B de la circulaire de sollicitation de procurations jointe aux présentes pour approuver la modification du régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

6. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe C de la circulaire de sollicitation de procurations jointe aux présentes pour approuver et ratifier l'octroi de certains droits aux termes du régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

7. traiter toute autre question qui peut être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

Le détail des questions à soumettre à l'assemblée est énoncé dans la circulaire de sollicitation de procurations ci-jointe. Les états financiers de la Société pour l'exercice terminé le 31 décembre 2003, y compris le rapport des vérificateurs, paraissent dans le rapport annuel de la Fiducie qui est expédié avec les présentes.

Les porteurs de parts de la Fiducie qui ne peuvent assister à l'assemblée sont priés de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe prévue à cette fin. Pour que la procuration soit valable et soit utilisée à l'assemblée, elle doit être remise à la Fiducie a/s Valiant Trust Company, 550 – 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2 au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'assemblée ou toute reprise de celle-ci.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: July 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR JULY, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of July 2004 to be paid August 15, 2004 for unitholders of record on July 30, 2004 will be increased from 5.5 cents per trust unit ($0.66 per annum) to 6 cents per trust unit ($0.72 per annum) conditional on the closing of the previously announced acquisition of substantially all of the assets of Wilson Drilling Ltd., currently scheduled for July 27, 2004. This conditional increase represents an increase of 0.5 cents per month from the last distribution increase in March 2004. In the event that the acquisition of substantially all of the assets of Wilson Drilling Ltd. is not completed, the cash distribution for the month of July 2004 to be paid August 15, 2004 for unitholders of record on July 30, 2004 will be 5.5 cents per trust unit ($0.66 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

MESSAGE AUX PORTEURS DE PART

Résultats du premier trimestre – 31 mars 2004

Rapport de gestion

Ce rapport de gestion a été préparé compte tenu de l'information disponible au 4 mai 2004 et doit être lu conjointement avec les états financiers consolidés intermédiaires non vérifiés de Trinidad Energy Services Income Trust (« Trinidad » ou « la Fiducie »). Ce rapport contient certains énoncés prospectifs qui comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats des événements diffèrent nettement de ceux qui ont été anticipés dans nos énoncés prospectifs.

Aperçu

Au cours du premier trimestre 2004, les niveaux d'activité se sont nettement accrus. Trinidad a relevé un défi important en répondant aux besoins de ses clients étant donné les programmes de forage de grande envergure qui se poursuivaient. Tel que prévu, les niveaux d'activités élevés ont causé des dépassements de la capacité de forage pour l'ensemble du secteur et de nombreuses sociétés pétrolières et gazières n'ont pu mener à bien leurs programmes de forage. Les résultats du premier trimestre de Trinidad reflètent des niveaux d'activités plus élevés dans l'ensemble du secteur ainsi qu'une nette augmentation de la capacité de forage. Cette augmentation découle des acquisitions de Saturn et de Bear ainsi que du nouveau programme de construction. De solides indicateurs du marché et les résultats d'exploitation de Trinidad lui ont permis de continuer à augmenter son parc d'installations de forage sous contrat et à surclasser le secteur d'activité sur le plan du taux d'utilisation des installations. Trinidad a efficacement intégré les entreprises qu'elle a acquises en conservant les membres de leur direction et en travaillant avec leur clientèle. Les entreprises acquises ont affiché un excellent rendement au premier trimestre et, combinées avec les activités de la Fiducie, elles ont permis à Trinidad de livrer des résultats d'exploitation et un bilan financier solides. Pendant le premier trimestre, Trinidad a annoncé qu'elle avait conclu un contrat visant à acquérir les actifs d'Arrow Drilling Inc. Arrow possède huit installations de forage de profondeur moyenne qui viennent compléter le parc d'installations de forage de Trinidad et accroître la clientèle de cette dernière. Les acquisitions de même que le nouveau programme de construction répondent directement à la demande de la clientèle de Trinidad d'accroître sa capacité de forage. Trinidad mobilise ses efforts afin d'obtenir de meilleurs résultats en matière d'exploitation et de sécurité en maximisant l'efficacité de ses opérations de forage. Grâce à ces efforts, la Fiducie a été récompensée par une hausse du taux d'utilisation par sa clientèle.

Résultats d'exploitation

Les résultats d'exploitation de Trinidad au premier trimestre de 2004 reflètent un niveau élevé d'activité dans le secteur ainsi qu'un accroissement global de la capacité de forage de la Fiducie par suite des acquisitions et de la nouvelle construction qu'a réalisées Trinidad au cours de l'année dernière. Dans le secteur, le taux d'utilisation des installations de forage s'est accru comparativement à celui de l'exercice précédent, passant de 72 % à 73 % pour le trimestre terminé le 31 mars 2004. Par ailleurs, le taux d'utilisation des installations de Trinidad pour la même période a augmenté, passant de 83 % à 87 %, les taux d'utilisation des installations de forage acquises et de la nouvelle construction étant inclus. Sur une base regroupée, le parc d'installations de Trinidad a dépassé de 19 % le taux d'utilisation des installations de forage du secteur au cours du premier trimestre de 2004.

Les produits ont augmenté, passant de 13 876 809 $ au premier trimestre de 2003 à 32 219 567 $ pour la période correspondante en 2004. Le BAIIA s'est accru au premier trimestre de 2004 pour atteindre 9 522 348 $ en regard de 4 099 762 $ en 2003. Le BAIIA avant la rémunération à base de parts a augmenté au premier trimestre de 2004 s'établissant à 12 079 348 $ (0,41 $ la part) contre 4 099 762 $ (0,38 $ la part) en 2003. Ces augmentations s'expliquent par l'ajout des installations de Saturn et de Bear ainsi que par le nouveau programme de construction qui ne faisaient pas partie des activités de Trinidad au premier trimestre de 2003.

Flux de trésorerie et bénéfice

Au premier trimestre de 2004, le bénéfice net avant la rémunération à base de parts s'est élevé à 6 556 456 $ (0,22 $ la part) en regard de 2 072 773 $ (0,20 $ la part) en 2003. Le bénéfice net s'est accru pour atteindre 3 999 456 $ (0,13 $ la part) contre 2 072 773 $ (0,20 $ la part) en 2003.

Les flux de trésorerie liés à l'exploitation avant la variation nette des éléments hors caisse du fonds de roulement du premier trimestre se sont élevés à 11 198 742 $ (0,38 $ la part) en regard de 3 752 128 $ (0,35 $ la part) pour le trimestre correspondant en 2003.

Charges d'exploitation, frais généraux et frais d'administration

Au premier trimestre, les charges d'exploitation se sont chiffrées à 18 064 189 $ contre 8 814 969 $ pour le même trimestre en 2003. La hausse des charges d'exploitation est directement liée à l'accroissement des produits par suite de l'intensification générale des activités de forage. Exprimées en pourcentage des produits, les charges directes d'exploitation étaient moins élevées au premier trimestre de 2004 et les marges d'exploitation se sont accrues, passant de 36 % à 44 %. Les frais généraux et les frais d'administration du premier trimestre de 2004 se sont établis à 2 076 030 $ en regard de 962 078 $ pour la même période en 2003. L'augmentation des frais généraux et des frais d'administration est liée à l'important accroissement de la capacité de forage pendant l'exercice 2003. Exprimés en pourcentage des produits, les frais généraux et les frais d'administration ont diminué, passant de 7 % pour le premier trimestre de 2003 à 6 % pour la même période de 2004.

Impôts sur les bénéfices

Au premier trimestre, la charge d'impôts exigibles de Trinidad est constituée d'un montant de 160 582 $ lié aux impôts sur le capital exigibles en regard d'impôts sur le capital de 35 695 $ en 2003. Pour le premier trimestre de 2004, les impôts sur les bénéfices futurs se sont élevés à 1 616 466 $ contre des impôts sur les bénéfices futurs de 717 355 $ pour le trimestre correspondant en 2003. La hausse des impôts sur le capital est directement liée à l'augmentation du capital de base de Trinidad. L'augmentation des impôts futurs reflète la croissance du bénéfice et des flux de trésorerie de Trinidad et découle de la réclamation d'une déduction pour amortissement supérieure à l'amortissement comptable.

Investissement

Au premier trimestre, les investissements en immobilisations de Trinidad se sont élevés à 59 262 215 $, y compris le prix d'achat de 44,7 millions de dollars payé pour l'acquisition des actifs d'Arrow Drilling. L'investissement de Trinidad dans des immobilisations vise à répondre aux besoins de sa clientèle ainsi qu'aux indicateurs du marché et à ses tendances. Au cours du premier trimestre, Trinidad a terminé la construction de deux appareils de forage d'une capacité de forage à 3 600 mètres de profondeur en vertu d'un contrat pour deux de ses clients et a conclu l'acquisition des actifs d'Arrow Drilling. Cette acquisition a été conclue le 15 mars 2004 et financée au moyen de l'émission de nouveaux titres pour un montant de 26,7 millions de dollars et de l'émission d'actions échangeables aux vendeurs évaluées à 18,0 millions de dollars. Le 4 mai 2004, Trinidad a annoncé que la Fiducie avait conclu une entente en vue de construire deux appareils de forage doubles télescopiques d'une capacité de forage à 3 600 mètres de profondeur en vertu d'un contrat d'achat ferme. Les appareils de forage sont construits pour répondre à

la demande additionnelle de la clientèle d'accroître la capacité de forage en profondeur et en raison des résultats positifs en matière d'exploitation des appareils de forage qui ont été construits et livrés en janvier. L'acquisition et le nouveau programme de construction s'inscrivent dans la stratégie d'investissement ciblée de Trinidad. La stratégie d'investissement est conçue pour tirer parti des possibilités sur le marché ainsi que des occasions d'investissement axées sur la clientèle qui visent le rendement du capital.

Liquidités et ressources en capital

En 2004, les besoins en capitaux de Trinidad seront financés au moyen d'un financement par capitaux propres dans le cadre d'un achat ferme de 25,0 millions de dollars qui a été annoncé et qui a clôturé au quatrième trimestre de 2003 ainsi que par la facilité de crédit actuelle. Au premier trimestre, la position d'endettement net de Trinidad a diminué pour s'établir à 18,6 millions de dollars en regard de 26,0 millions de dollars pour le premier trimestre de 2003. La diminution de la dette découle de l'inscription à l'actif des acquisitions de Trinidad au moyen de capitaux propres accrus. Par conséquent, le bilan de la Fiducie s'est amélioré et les contraintes en matière de financement ont diminué. En même temps, la Fiducie a renforcé la sécurité financière des actionnaires.

Trinidad, à l'occasion du processus de conversion en fiducie, a renégocié sa facilité bancaire pour obtenir une marge de crédit renouvelable non réductible. En vertu des modalités de la facilité, Trinidad doit verser des intérêts uniquement sur l'encours de la dette. Cette facilité a été engagée pour permettre à Trinidad de disposer d'une meilleure latitude sur le plan financier et de poursuivre sa stratégie de croissance. La facilité a été augmentée pour s'établir à 65 millions de dollars au premier trimestre. Les besoins futurs en capitaux seront financés au moyen des flux de trésorerie liés à l'exploitation, les excédents de caisse étant répartis entre les distributions en espèces, la réduction de la dette et les acquisitions en fonction des occasions et de la conjoncture du marché.

Distributions

Pour le trimestre terminé le 31 mars 2004, les flux de trésorerie provenant de l'exploitation de Trinidad se sont élevés à 11 198 742 $ ou 0,38 $ la part. En janvier 2004, les distributions en espèces ont été fixées à 0,54 $ par année (0,045 $ par mois) et, en mars 2004, elles ont été portées à 0,66 $ par an (0,055 $ par mois) pour les porteurs de part inscrits au 31 mars 2004. La première distribution a été versée au nouveau taux de 0,055 $ par mois le 15 avril 2004. Les distributions versées aux porteurs de part au cours des trois premiers mois représentent un ratio dividendes/bénéfice de 38 % des flux de trésorerie disponibles pour les distributions. La différence entre les flux de trésorerie disponibles pour les distributions et les distributions réelles s'est chiffrée à 0,235 $ la part. Ce montant est conservé par la Fiducie en vue de couvrir les dépenses en immobilisations nécessitées par la croissance, le remboursement de la dette ou les distributions additionnelles. Le tableau suivant résume ces montants :

	1er janvier 2004 au 31 mars 2004	En pourcentage
Flux de trésorerie disponible pour les distributions par part	0,380 $	100 %
Distribution	0,145 $	38 %
Flux de trésorerie disponible pour les dépenses en immobilisations par suite de la croissance, le remboursement de la dette ou les distributions additionnelles	0,235 $	62 %

Facteurs de risque et gestion des risques

La demande, les prix et les modalités de fourniture de la plupart des services de Trinidad sont tributaires du niveau d'activité du secteur canadien du pétrole et du gaz. À son tour, le niveau d'activité du secteur dépend de nombreux facteurs cycliques, notamment :

- les prix du pétrole et du gaz, y compris les prévisions relatives à leur évolution;
- le coût d'exploration, de production et de livraison du pétrole et du gaz;
- le rythme prévu de baisse de la production courante;
- la découverte de nouvelles réserves de pétrole et de gaz;
- la disponibilité du financement;
- la disponibilité de la capacité de transport, notamment par pipelines; et
- les conditions climatiques dans le monde, en Amérique du Nord et au Canada.

LES ACTIVITÉS DE TRINIDAD POUR LE RESTE DE 2004 DEVRAIENT ÊTRE FORTES

Les activités de Trinidad sont aussi exposées aux dangers inhérents au secteur du pétrole et du gaz. Ces dangers incluent les explosions, les feux et les fuites qui peuvent occasionner un préjudice corporel ou la perte de vie, des dommages à des biens, à du matériel, à des réservoirs et à l'environnement, ou leur destruction ainsi que l'interruption des activités et des réclamations pour perte de production ou en dommages-intérêts.

Pour gérer ces risques, Trinidad mise sur une stratégie comportant les cinq volets suivants :

- la satisfaction de la clientèle et l'établissement des relations
- l'adoption et la mise en œuvre de technologies
- la création d'une efficacité économique
- l'accent sur la croissance et la diversification
- l'environnement, la santé et la sécurité

Perspectives

Les activités de forage pour le reste de 2004 devraient être fortes. Les conditions du secteur, telles que le prix élevé des marchandises et rythme rapide d'épuisement, ont créé une conjoncture propice aux activités de forage. Cette conjoncture favorisera une amélioration des activités de forage alors que les producteurs chercheront à accroître la production et à réinvestir leurs liquidités. Pour la majorité des clients de Trinidad, les programmes de forage d'été sont importants. De plus, les taux quotidiens se sont améliorés en regard d'il y a un an. La CAODC a prévu que quelque 18 300 puits seront forés dans l'Ouest canadien en 2004. Trinidad a réagi à cette conjoncture du marché en acquérant des installations de forage supplémentaires et en axant ses investissements en immobilisations sur le rendement du capital. Trinidad est en bonne position pour afficher un bon rendement dans ces conditions exceptionnelles au moyen d'installations de forage modernes, flexibles et éprouvées sur le plan fonctionnel. En tant que fiducie, Trinidad tirera parti de sa solide position sur le marché pour accroître le rendement de ses porteurs de parts.

Trinidad Energy Services est une fiducie de revenu axée sur la croissance. Elle est cotée à la TSX sous le symbole TDG.UN. Les différentes divisions de Trinidad sont engagées dans les secteurs du forage et de l'entretien des puits du secteur du pétrole et du gaz au Canada.

Après la construction des deux nouvelles installations de forage de Trinidad, la Fiducie comptera 33 installations de forage et 8 installations de service. Trinidad a pour objectif de fournir un matériel moderne, fiable, conçu par des experts et manœuvré par un personnel bien formé et expérimenté. Le parc d'installations de forage de Trinidad est l'un des plus flexibles et concurrentiels de l'industrie.

Le président du conseil et chef de la direction, Le chef des finances,

Michael E. Heier Brent J. Conway

Pour de plus amples renseignements, communiquer avec :

Michael Heier, président, ou Brent Conway, chef des finances, au :
Téléphone : (403) 265-6525 Télécopieur : (403) 265-4168
Courriel : twood@trinidaddrilling.com

POINTS SAILLANTS DE NATURE FINANCIÈRE DES TRIMESTRES

Trimestres terminés les	31 mars 2004 $	31 mars 2003 $
Produits	17 814 703	5 922 588
Marge brute	6 564 777	1 748 666
BAIIA [1)]	5 400 423	1 112 363
Par part (montant dilué)		
BAIIA avant la rémunération à base de parts		
Par part (montant dilué)		
Flux de trésorerie liés à l'exploitation [2)]	4 607 787	833 899
Par part (montant dilué)	0,21	0,08
Bénéfice net avant la rémunération à base de parts		
Par part (montant dilué)		
Bénéfice net	2 713 692	(131 106)
Par part (montant dilué)	0,12	(0,01)
Parts en circulation (moyenne pondérée)	21 593 352	10 535 849
Parts en circulation (résultat dilué)	22 143 023	10 535 849

FAITS SAILLANTS SUR LE PLAN DE L'EXPLOITATION

Trimestres terminés les	31 mars 2004	31 mars 2003
Jours de forage	1 193	409
Taux par jour de forage	14 004	10 721
Taux d'utilisation, forage	68 %	37 %
Moyenne industrielle, selon de la CAODC	53 %	35 %
Installations de forage en exploitation	20	12
Taux d'utilisation, installations de service	67 %	64 %
Installations de service en exploitation	8	8

1) BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs doivent être avisés du fait que le terme BAIIA n'a pas de définition normalisée selon les PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

2) Les flux de trésorerie liés à l'exploitation sont les flux de trésorerie liés à l'exploitation avant la variation nette des éléments hors caisse du fonds de roulement. Les lecteurs sont avisés du fait que le terme flux de trésorerie liés à l'exploitation n'a pas de définition normalisée selon les PCGR; toutefois, la Fiducie calcule les flux de trésorerie liés à de la même manière pour chaque période considérée.

RAPPORT DE GESTION

OCCASIONS DE CROISSANCE, LE POTENTIEL POUR RÉUSSIR

Le rapport de gestion a été préparé à partir des informations disponibles au 16 mars 2004. Les données ont été tirées des états financiers consolidés de la Fiducie, qui ont été dressés selon les principes comptables généralement reconnus. Ce rapport de gestion doit être lu conjointement avec les états financiers consolidés et les notes y afférentes figurant dans le rapport annuel.

La Fiducie a entrepris ses activités le 18 septembre 2002. Les informations financières ont été préparées selon la méthode de la continuité des intérêts communs, comme si Trinidad Energy Services Income Trust avait toujours été une fiducie. Cette méthode de comptabilisation vise à fournir aux porteurs de parts une information financière utile. Par conséquent, certains chiffres correspondants de l'exercice précédent comprennent les résultats de Trinidad Drilling Ltd. pour la période du 1er janvier 2002 au 17 septembre 2002 et les résultats de la Fiducie pour la période du 18 septembre 2002 au 31 décembre 2002.

Le rapport renferme certains énoncés prospectifs qui sous-entendent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs.

Aperçu

En 2003, Trinidad a atteint des chiffres record, qu'il soit question de produits, de bénéfice ou de flux de trésorerie. Une conjoncture favorable au secteur et de solides résultats d'exploitation ont permis à Trinidad de maintenir un taux d'utilisation et une marge d'exploitation élevés.

Environ 21 758 puits ont été forés par le secteur d'activité dans l'Ouest canadien en 2003. Des activités soutenues combinées à la croissance de Trinidad grâce aux acquisitions ont donné lieu à une augmentation importante de nos résultats d'exploitation. En 2003, le taux d'utilisation des appareils de forage par le secteur d'activité a été de 53 %, alors que celui de Trinidad s'est maintenu à 63 %, soit 19 % de plus que le secteur d'activité.

Les objectifs de Trinidad pour 2003 consistaient à s'appuyer sur ses capacités opérationnelles, tant en ce qui a trait à la production qu'à la portée des services de forage que nous avons été en mesure de fournir. Pour ce faire, nous avons utilisé une stratégie qui comporte deux volets. Nous avons d'abord considérablement augmenté la capacité et les moyens de forage par l'acquisition de Saturn Drilling, de Bear Drilling et de Pocho Rigs. Ces acquisitions ont non seulement permis d'accroître la capacité de forage en profondeur, mais elles ont également permis à Trinidad de répondre aux besoins de la clientèle existante. Le deuxième volet consistait à investir des capitaux dans de nouveaux actifs réservés à la construction selon une approche client. Cette initiative a demandé d'importants investissements dans la conception de matériel et la technologie. Ces investissements ont encore une fois accru la capacité de forage de Trinidad et amélioré dans son ensemble le rendement opérationnel et la sécurité.

REVUE DU QUATRIÈME TRIMESTRE

Le quatrième trimestre de Trinidad présente à la fois une augmentation des activités de forage dans son ensemble et un accroissement de la capacité rendu possible grâce aux acquisitions. Les jours d'exploitation de Trinidad ont augmenté, passant de 555 jours en 2002 à 1 398 jours en 2003, alors que le taux d'utilisation pour la même période est passé de 50 % à 72 %. Le taux d'utilisation et la marge d'exploitation sont demeurés solides, surpassant ceux du secteur d'activité de 26 % au quatrième trimestre. Pour ce même trimestre, Trinidad a continué à accroître sa capacité de forage en construisant deux installations de forage double téléscopique en vertu d'un contrat afin de répondre aux besoins de la clientèle. Les produits de Trinidad pour le quatrième trimestre ont atteint 24,1 M$, une augmentation par rapport aux 8,2 M$ atteints en 2002. Toujours pour le quatrième trimestre de 2003, le bénéfice avant intérêts, impôts et amortissement a augmenté, passant de 1,4 M$ à 6,0 M$. Les flux de trésorerie provenant de l'exploitation sont passés de 1,1 M$, ou 0,11 $ la part, à 7,4 M$, ou 0,29 $ la part, en 2003. Le bénéfice net avant la charge de rémunération à base de parts du trimestre a augmenté, passant de 0,5 M$, ou 0,05 $ la part, à 3,5 M$, ou 0,14 $ la part.

POINTS SAILLANTS

	T4	T3	T2	T1	Total
2003					
DONNÉES FINANCIÈRES					
Produits	**24 107 225**	17 814 703	6 539 505	13 876 809	62 338 242
Marge brute	**10 876 610**	6 564 777	1 336 734	5 061 840	23 839 961
BAIIA [1)]	**5 949 208**	4 789 423	72 567	4 099 762	14 910 960
Flux de trésorerie liés aux activités d'exploitation avant frais de restructuration	**7 455 029**	4 607 787	(71 868)	3 752 128	15 743 076
Par part (montant dilué)	**0,29**	0,21	(0,01)	0,35	0,86
Bénéfice net avant charge de rémunération à base de parts	**3 547 399**	2 713 692	(308 049)	2 072 773	8 025 812
Par part (montant dilué)	**0,14**	0,12	(0,02)	0,20	0,44
Bénéfice net (perte)	**1 086 399**	2 102 692	(663 049)	2 072 773	4 598 815
Par part (montant dilué)	**0,04**	0,09	(0,04)	0,19	0,25
Parts en circulation (moyenne pondérée)	**25 205 568**	21 593 352	14 976 887	10 618 685	18 084 880
Parts en circulation (résultat dilué)	**25 899 912**	22 143 023	15 374 891	10 743 349	18 360 628
DONNÉES SUR L'EXPLOITATION					
Jours de forage	**1 398**	1 193	455	890	3 936
Taux par jour de forage ($)	**16 050**	14 004	11 261	13 743	14 355
Taux d'utilisation, Trinidad	**72 %**	68 %	33 %	83 %	63 %
Taux du secteur d'activité selon la CAODC	**57 %**	53 %	30 %	72 %	53 %
Appareils de forage en exploitation	**21**	20	15	12	21
Taux d'utilisation des plateformes de maintenance	**70 %**	67 %	57 %	71 %	67 %
Moyenne du secteur d'activité selon la CAODC	**59 %**	60 %	43 %	65 %	56 %
Plateformes de maintenance en exploitation	**8**	8	8	8	8

2002					
DONNÉES FINANCIÈRES					
Produits	8 259 069	5 922 588	3 782 398	9 525 422	27 489 477
Marge brute	2 305 954	1 748 666	835 562	3 654 149	8 544 331
BAIIA [1)]	1 353 087	1 112 363	266 541	2 916 083	5 648 074
Flux de trésorerie liés aux activités d'exploitation avant frais de restructuration	1 106 754	833 899	(11 035)	2 624 292	4 553 910
Par part (montant dilué)	0,11	0,08	(0,01)	0,26	0,45
Bénéfice net avant charge de rémunération à base de parts	477 956	(131 106)	(221 554)	1 129 652	1 254 948
Par part (montant dilué)	0,05	(0,01)	(0,02)	0,11	0,12
Bénéfice net (perte)	477 956	(131 106)	(221 554)	1 129 652	1 254 948
Par part (montant dilué)	0,05	(0,01)	(0,02)	0,11	0,12
Parts en circulation (moyenne pondérée)	10 189 113	10 535 849	10 035 849	10 035 849	10 189 113
Parts en circulation (résultat dilué)	10 210 214	10 535 849	10 035 849	10 035 849	10 210 214
DONNÉES SUR L'EXPLOITATION					
Jours de forage	555	409	272	654	1 890
Taux par jour de forage ($)	12 125	10 721	9 853	13 379	11 928
Taux d'utilisation, Trinidad	50 %	37 %	25 %	61 %	43 %
Taux du secteur d'activité selon la CAODC	41 %	35 %	22 %	59 %	39 %
Appareils de forage en exploitation	12	12	12	12	12
Taux d'utilisation des plateformes de maintenance	64 %	64 %	57 %	37 %	53 %
Moyenne du secteur d'activité selon la CAODC	47 %	50 %	39 %	57 %	49 %
Plateformes de maintenance en exploitation	8	8	8	8	8

Note

1) *BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs doivent être avisés du fait que le terme BAIIA n'a pas de définition normalisée selon les PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.*

Les acquisitions et le programme de construction ont été financés par un nouveau financement par titres de participation conclu en novembre, et au moyen de flux de trésorerie internes. Le fonds de roulement et le niveau d'endettement de Trinidad ont continué à s'améliorer pour le quatrième trimestre. Cette amélioration est attribuable aux fortes activités et à l'émission capitaux propres supplémentaires.

PRODUITS ET CHARGES D'EXPLOITATION (en millions de dollars)

	2003	2002	Variation	%
Produits	**62,4**	27,5	34,9	127
Charges d'exploitation	**38,5**	18,9	19,6	104
Pourcentage de la marge	**38 %**	31 %	7 %	23 %

RÉSULTATS D'EXPLOITATION

En 2003, les produits de Trinidad ont augmenté, passant de 27,5 M$ en 2002 à 62,4 M$, soit une hausse de 127 %. L'augmentation des produits est directement attribuable à la bonne conjoncture dont 2003 a profité et à l'importante croissance de Trinidad. Les charges d'exploitation sont passées de 18,9 M$ en 2002 à 38,5 M$ en 2003, augmentation proportionnelle à la hausse des produits. L'amélioration des marges est attribuable à un certain nombre de facteurs, dont l'intensité des activités, des méthodes d'exploitation efficaces et un taux d'utilisation des appareils de forage supérieur à la moyenne par suite de l'acquisition de nouveaux appareils par Trinidad et du nouveau programme de construction.

FRAIS GÉNÉRAUX ET FRAIS D'ADMINISTRATION (en millions de dollars)

	2003	2002	Variation	%
Frais généraux et frais d'administration	**5,5**	2,9	2,6	90

Les frais généraux et les frais d'administration de 2003 ont totalisé 5,5 M$, contre 2,9 M$ en 2002. L'augmentation de ces frais est directement attribuable à la croissance des activités de Trinidad grâce à des acquisitions et de nouvelles constructions. Calculés en pourcentage des produits, les frais généraux et les frais d'administration ont diminué, passant de 11 % en 2002 à 9 % en 2003, baisse attribuable à l'économie d'échelle découlant des acquisitions réalisées par Trinidad.

AMORTISSEMENT

	2003	2002	Variation	%
Amortissement (en millions de dollars)	**5,8**	2,2	3,6	164
Amortissement par jour de forage (en $)	**1 473**	1 164	309	27

L'amortissement est passé de 2,2 M$ en 2002 à 5,8 M$ en 2003. Par jour de forage, l'amortissement est passé de 1 164 $ par jour de forage à 1 473 $. L'augmentation de l'amortissement est attribuable au nombre de jours de forage en 2003.

L'augmentation de l'amortissement par jour de forage s'explique par l'acquisition au cours de l'exercice d'installations de forage capables de forer plus en profondeur et dont le coût en capital est plus élevé.

IMPÔTS SUR LES BÉNÉFICES (en millions de dollars)

	2003	2002	Variation	%
Impôts exigibles	**336**	115	221	192
Impôts futurs	**1 886**	323	1 563	484

En 2003, l'augmentation de la charge d'impôts exigibles est attribuable à la hausse des impôts sur le capital par suite de l'ajout d'immobilisations. L'augmentation des impôts sur les bénéfices futurs découle de la réclamation d'une déduction pour amortissement supérieure à l'amortissement comptable et reflète l'accroissement des produits d'exploitation en 2003.

BÉNÉFICE NET ET FLUX DE TRÉSORERIE (en millions de dollars)

	2003	2002	Variation	%
Bénéfice net avant les frais de restructuration et la charge de la rémunération à base de parts	**8,0**	2,5	5,5	220
Bénéfice net	**4,6**	1,3	3,3	254
Flux de trésorerie liés à l'exploitation	**15,7**	4,6	11,1	241

Le bénéfice net de 2003 comprend une charge de 3 427 000 $ attribuable à l'adoption des recommandations de l'ICCA contenues dans le paragrpahe intitulé « Rémunérations et autres paiements à base d'actions » (se reporter à la note 3 afférentes aux états financiers).

Le bénéfice net de 2002 comprend une charge de 818 179 $ attribuable aux frais de restructuration de la Fiducie.

Le bénéfice net et le bénéfice net avant ces charges ont été présentés afin de permettre au lecteur d'évaluer l'incidence de ces éléments.

Le bénéfice net de 2003 s'est chiffré à 4,6 M$ contre 1,3 M$ en 2002, soit une augmentation de 254 %. Le résultat part a atteint 0,25 $, en regard de 0,12 $ en 2002.

Les acquisitions et les nouvelles constructions effectuées par la Fiducie ont ajouté considérablement à la rentabilité de Trinidad. Cette croissance, jumelée à un taux d'utilisation élevé et à l'intensité des activités du secteur, a fait en sorte d'augmenter considérablement le bénéfice net.

Les flux de trésorerie liés à l'exploitation ont augmenté en 2003 et se sont chiffrés à 15,7 M$, contre 4,6 M$ pour l'exercice précédent, soit une augmentation de 241 %. Calculés par part, les flux de trésorerie liés à l'exploitation sont passés de 0,45 $ en 2002 à 0,86 $ en 2003.

INVESTISSEMENTS EN IMMOBILISATIONS (en millions de dollars)

	2003	2002	Variation	%
Nouvelles immobilisations	**70,0**	1,4	68,6	4 900

Par suite de ses acquisitions et de nouvelles constructions, la Fiducie a investi d'importants capitaux dans les immobilisations en 2003. Les nouvelles immobilisations en 2003 sont les suivantes :

Acquisition de Saturn	16,6 $
Acquisition de Bear	41,0
Nouvelle construction	12,4
	70,0 $

Les nouvelles immobilisations ont considérablement augmenté la capacité de forage de Trinidad. Non seulement lui ont-elles permis de fournir un éventail complet de services de forage, mais elles ont également fait en sorte que les résultats d'exploitation de la Fiducie ont été positifs. Les dépenses en immobilisations de Trinidad ont été beaucoup plus élevées en 2003 qu'elles l'ont été en 2002, hausse attribuable à la croissance de la Fiducie. L'ajout de nouvelles immobilisations fait suite à la demande de la clientèle d' une capacité accrue de forage en profondeur et aux éléments fondamentaux de l'offre et de la demande du marché.

Le 15 mars 2004, la Fiducie a fait l'acquisition d'Arrow Drilling au coût de 45 M$.

CAPITAL DES PORTEURS DE PARTS (en millions de dollars)

	2003	2002	Variation	%
Capital des porteurs de parts	**79,1**	18,8	60,3	320

Le capital des porteurs de parts a augmenté de 60,3 M$ par suite de l'émission de 17,4 millions de parts supplémentaires. L'émission de parts a été rendue nécessaire pour finaliser les acquisitions de Saturn et de Bear et la nouvelle construction (se reporter à la note 11 afférente aux états financiers consolidés). Le 15 mars 2004, la Fiducie a émis 4,1 millions de parts pour un produit brut de 32 M$. En outre, la Fiducie a émis 2,3 millions d'actions d'une nouvelle série d'actions échangeables pour un produit de 18 M$ dans le cadre de l'acquisition d'Arrow (se reporter à la note 14 afférente aux états financiers consolidés).

ENGAGEMENTS (en milliers de dollars)

	Total	Moins de un an	De 1 an à 3 ans	De 4 à 5 ans	Après 5 ans
Locations, immobilisations	1 796	369	717	710	néant

	2003	2002	Variation	%
Fonds de roulement	**9,2**	1,4	7,8	557
Dette, montant net	**25,9**	12,5	13,4	107

LIQUIDITÉS ET RESSOURCES EN CAPITAL (en millions de dollars)

En 2003, la stratégie de croissance de Trinidad comprenait une stratégie ciblée d'investissement. Les objectifs de la Fiducie consistaient à financer sa croissance en ajoutant de la valeur et, du même coup, d'améliorer sa situation financière sur le plan du fonds de roulement et du montant net de la dette. Le bilan de la Fiducie à la fin de l'exercice 2003 place Trinidad dans une position avantageuse et lui permettra de capitaliser sur les nouvelles occasions d'affaires et de faire en sorte que ses porteurs de parts conservent leur confiance en elle.

Au 31 décembre 2003, le fonds de roulement s'établissait à 9,2 M$, contre 1,4 M$ un an plus tôt. Le montant net de la dette de la Fiducie a augmenté, passant de 12,5 M$ en 2002 à 25,9 M$ en 2003, alors que les immobilisations sont passées de 38,5 M$ en 2002 à 103,0 M$ en 2003. En 2003, l'actif de Trinidad a augmenté considérablement et cette croissance a été financée de manière à améliorer l'ensemble de la situation financière de la Fiducie.

En vue du financement des occasions de croissance de 2004, la Fiducie continuera à préconiser une stratégie axée sur le maintien d'une situation financière solide et la gestion des risques liés aux investissements pour nos porteurs de parts.

DISTRIBUTIONS

La Fiducie gère les distributions selon un objectif de ratio dividendes/bénéfice 70 % à 75 % des fonds disponibles pour les distributions. Le montant des distributions est revu au moins tous les trimestres et il est déterminé en fonction des flux de trésorerie liés à l'exploitation.

Les distributions en espèces de Trinidad au début de l'exercice 2003 étaient fixées à 0,27 $ par année. Les distributions sont passées à 0,36 $ en février et à 0,42 $ en juillet. En novembre, la Fiducie a majoré de nouveau les distributions, qui ont été fixées à 0,54 $ par part annuellement. L'écart entre les flux de trésorerie liés à l'exploitation disponibles pour les distributions et les distributions réelles s'est chiffré à 0,41 $. La Fiducie a conservé ces fonds pour financer les occasions de croissance ou le remboursement de la dette.

DISTRIBUTIONS

	2003	%	2002	%
Flux de trésorerie liés à l'exploitation	**15 743 076**	**100**	4 553 910	100
Distributions payées et déclarées	**(8 352 005)**	**53**	(554 320)	12
Fonds conservés pour la croissance, le remboursement de la dette et les distributions futures	**7 391 071**	**47**	3 999 590	88
Flux de trésorerie liés à l'exploitation par part	**0,86 $**		0,45 $	
Distributions payées et déclarées par part	**(0,45) $**		(0,05) $	
Flux de trésorerie conservés par part	**0,41 $**		0,40 $	
Distributions annuelles par part à la fin de l'exercice	**0,54 $**		0,27 $	

Convertie et a commencé à payer des distributions en novembre 2002.

Tel qu'il a été annoncé dans le communiqué de presse du 25 mars 2004, Trinidad a augmenté de nouveau le montant annuel des distributions, qui a été fixé à 0,66 $ par part, en raison du niveau élevé des activités.

ESTIMATIONS COMPTABLES CRITIQUES

Le présent rapport de gestion repose sur les états financiers consolidés de la Fiducie qui ont été dressés selon les principes comptables généralement reconnus du Canada. Les principales conventions comptables de la Fiducie sont décrites à la note 2 afférente aux états financiers consolidés. Pour préparer des états financiers consolidés, la direction doit faire des estimations et établir des hypothèses qui touchent les montants présentés des produits et des charges et la valeur comptable des actifs et des passifs. Ces estimations reposent sur des données passées et le jugement de la direction. La prévision d'événements futurs comporte certaines incertitudes et, par conséquent, les estimations faites par la direction pour préparer les états financiers consolidés pourraient changer une fois que surviennent les événements futurs, que s'ajoutent d'autres données ou que change l'environnement dans lequel la Fiducie exerce ses activités.

L'estimation comptable qui a le plus d'incidence sur les résultats financiers de la Fiducie est l'amortissement. L'amortissement des immobilisations de la Fiducie comprend des estimations relativement à la durée de vie et à la valeur résiduelle. Ces estimations peuvent changer à mesure que de nouvelles données sont recueillies ou que la conjoncture change au point d'avoir une incidence sur l'exploitation des immobilisations de la Fiducie.

NOUVELLE NORME COMPTABLE

En 2003, l'Institut Canadien des Comptables Agréés a émis de nouvelles recommandations relatives aux rémunérations et aux autres paiements à base d'actions. La Fiducie a choisi d'adopter prospectivement cette nouvelle norme. Conformément à ces recommandations, la Fiducie doit comptabiliser la charge au titre des rémunérations à base d'actions à la juste valeur des droits consentis en vertu du régime de rémunération à base d'actions. En ce qui concerne les droits consentis en 2002 et avant, la Fiducie a décidé de continuer à comptabiliser la charge au titre des rémunérations à base d'actions à la valeur intrinsèque à la date d'octroi et, pour les options consenties en 2002, de présenter les résultats pro forma comme si la nouvelle norme comptable avait été adoptée rétroactivement.

PERSPECTIVES

Les niveaux d'activité ont atteint en 2003 des sommets historiques par suite du prix élevé des marchandises, d'un approvisionnement serré et d'une forte demande. Bien que le secteur d'activité ait foré 21 758 puits en 2003, un net déclin des réserves du bassin sédimentaire de l'Ouest canadien est à signaler. En raison de cet épuisement, il est nécessaire de poursuivre d'une manière soutenue le forage afin de répondre aux besoins en matière d'approvisionnement.

La Fiducie doit poursuivre ses investissements dans les nouvelles technologies et dans l'efficacité pour continuer à répondre aux demandes du marché du pétrole et du gaz. Les exploitants continueront à faire en sorte que leur programme de forage se concentre sur l'ajout de réserves encore plus profondes, tout en diminuant le rythme d'épuisement et en augmentant le rendement. Les activités de forage devraient dépasser les 20 000 puits en 2004, ce qui constituerait sensiblement le même nombre qu'en 2003. L'essor que prend le parc d'installations de forage de Trinidad, l'accent mis par celle-ci sur la croissance à valeur ajoutée et son solide rendement du point de vue des résultats constituent des facteurs qui placent Trinidad dans une position avantageuse pour saisir des occasions d'affaires et créer de la valeur continue pour ses porteurs de parts.

FACTEURS DE RISQUE ET GESTION DES RISQUES

La demande, les prix et les modalités de fourniture de la plupart des services de Trinidad sont tributaires du niveau d'activité du secteur canadien du pétrole et du gaz. À son tour, le niveau d'activité du secteur dépend de nombreux facteurs cycliques, notamment :

- les prix du pétrole et du gaz, y compris les prévisions relatives à leur évolution;
- le coût d'exploration, de production et de livraison du pétrole et du gaz;
- le rythme prévu de baisse de la production courante;
- la découverte de nouvelles réserves de pétrole et de gaz;

- la disponibilité du financement;
- la disponibilité de la capacité de transport, notamment par pipelines;
- les conditions climatiques dans le monde, en Amérique du Nord et au Canada.

Nos activités sont également exposées aux dangers inhérents au secteur du pétrole et du gaz. Ces dangers comprennent les explosions, les feux et les fuites qui peuvent occasionner un préjudice corporel ou la perte de vie, des dommages à des biens, à du matériel, à des réservoirs et à l'environnement, ou leur destruction ainsi que l'interruption des activités et des réclamations pour perte de production ou en dommages-intérêts.

POUR GÉRER CES RISQUES, TRINIDAD MISE SUR UNE STRATÉGIE COMPORTANT LES CINQ VOLETS SUIVANTS :

1 *La satisfaction de la clientèle et l'établissement des relations.*

Trinidad reconnaît que le succès de toute société de forage repose sur l'atteinte d'un haut degré de satisfaction de la clientèle et sur de solides relations commerciales. Grâce à son parc moderne d'appareils de forage et de plateformes de maintenance, Trinidad peut forer et entretenir des puits à des coûts moindres que ceux engendrés par du vieux matériel. Trinidad peut, à son tour, faire bénéficier ses clients de ces économies. De plus, Trinidad retient les services d'employés hautement compétents. L'excellence des employés de Trinidad est au cœur de sa stratégie qui vise à comprendre les besoins propres à chacun de ses clients pour ensuite leur offrir des solutions personnalisées novatrices, pratiques et économiques qui répondent à leurs besoins. Les employés reçoivent périodiquement une rétroaction sur leur rendement au moyen d'évaluations internes, y compris les commentaires des clients, ce qui aide Trinidad à évaluer dans quelle mesure les besoins de ses clients sont satisfaits.

2. *L'adoption et la mise en œuvre de technologies.*

Le secteur du forage et de la maintenance des puits ne cesse d'évoluer grâce aux avancées technologiques, qui se traduisent par des économies de coûts et des améliorations de la production et du rendement. Trinidad surveille constamment les évolutions technologiques afin d'en prendre connaissance et de mettre en œuvre celles qu'elles juge intéressantes. De plus, Trinidad favorise la conception et l'élaboration à l'interne de ses propres développements technologiques, dont certains sont sa propriété intellectuelle.

3. *La création d'une efficacité économique.*

Trinidad reconnaît que les employés hautement compétents et le matériel de la meilleure qualité sont des composantes essentielles au succès d'une société de forage. Une gestion efficace comporte également de la délicate tâche d'équilibrer l'utilisation du matériel et la génération de flux de trésorerie afin de maximiser la rentabilité financière. Cette planification sous-tend toutes les activités de Trinidad.

4. ***L'accent sur la croissance et la diversification.***

Dans le cadre de sa stratégie de croissance, Trinidad évalue les occasions d'acquisitions et de construction afin d'ajouter du matériel de qualité à son parc d'appareils de forage et de plateformes de maintenance. La capacité de Trinidad d'acquérir ou de construire des appareils de forage est limitée par sa capacité à financer ces acquisitions, par la possibilité d'octroyer des contrats de construction d'appareils de forage et de plateformes de maintenance, ainsi que par la possibilité d'acheter des appareils de forage et des plateformes de maintenance à des prix raisonnables. Outre les occasions d'acquisition et de construction de nouveau matériel, et dans la mesure où Trinidad peur trouver sur le marché des occasions qui ajoute de la valeur, la direction envisage d'acquérir et de construire des biens dans d'autres secteurs d'activité qui sont complémentaires aux activités actuelles de Trinidad dans le secteur du forage et de la maintenance.

5. ***La sécurité.***

Trinidad fait de la sécurité une priorité dans tous les domaines de son exploitation. En plus de protéger le bien-être de ses employés, un environnement de travail sécuritaire accroît l'efficacité du personnel et réduit les coûts élevés liés aux arrêts de production attribuables aux accidents et aux indemnisations des accidents du travail et à d'autres réclamations. Trinidad favorise un environnement de travail sécuritaire au moyen de son programme de sécurité axé sur la formation des employés, la maintenance périodique du matériel et des inspections de sécurité formelles.

En plus de ce qui précède, Trinidad a souscrit une assurance de responsabilité civile qui couvre, au coût de remplacement, les dommages faits aux biens de Trinidad ou leur destruction.

ACTIVITÉS DE FORAGE DANS L'OUEST CANADIEN

	1998	1999	2000	2001	2002	**2003**
Nombre de puits forés	9 744	12 148	17 649	18 110	15 707	**21 758**
Total de mètres forés (en milliers)	12 078	13 154	19 252	19 397	16 521	**22 972**
Profondeur moyenne des puits (en mètres)	1 240	1 083	1 091	1 071	1 052	**1 056**
Taux d'utilisation moyen des appareils de forage du secteur d'activité	45 %	40 %	55 %	53 %	39 %	**53 %**

RAPPORT DE CHANGEMENT IMPORTANT EN VERTU

DU PARAGRAPHE 85(1) DE LA LOI INTITULÉE *SECURITIES ACT* (COLOMBIE-BRITANNIQUE) (FORMULAIRE 27)
DU PARAGRAPHE 146(1) DE LA LOI INTITULÉE *SECURITIES ACT* (ALBERTA) (FORMULAIRE 27)
DU PARAGRAPHE 84(1) DE LA LOI INTITULÉE *THE SECURITIES ACT* (SASKATCHEWAN) (FORMULAIRE 25)
DE LA *LOI SUR LES VALEURS MOBILIÈRES* (MANITOBA)
DU PARAGRAPHE 75(2) DE LA *LOI SUR LES VALEURS MOBILIÈRES* (ONTARIO) (FORMULAIRE 27)
DE L'ARTICLE 73 DE LA *LOI SUR LES VALEURS MOBILIÈRES* (QUÉBEC)
DU PARAGRAPHE 76(2) DE LA LOI INTITULÉE *THE SECURITIES ACT* (TERRE-NEUVE) (FORMULAIRE 26)
DU PARAGRAPHE 81(2) DE LA LOI INTITULÉE *SECURITIES ACT* (NOUVELLE-ÉCOSSE) (FORMULAIRE 27)
DE LA *LOI SUR LA PROTECTION CONTRE LES FRAUDES EN MATIÈRE DE VALEURS* (NOUVEAU-BRUNSWICK)
DE LA LOI INTITULÉE *SECURITIES ACT* (ÎLE-DU-PRINCE-ÉDOUARD)

1. **Émetteur assujetti :**

Trinidad Energy Services Income Trust (la *Fiducie*)
1810, 540 - 5th Avenue S.W.
Calgary (Alberta) T2P 0M2

2. **Date du changement important :**

15 mars 2004

3. **Communiqué :**

Un communiqué a été diffusé le 15 mars 2004.

4. **Sommaire du changement important :**

Le 15 mars 2004, Trinidad Drilling Ltd. (*Trinidad*) a procédé à la clôture de l'acquisition d'Arrow (définie ci-dessous) déjà annoncée et du placement (défini ci-dessous) déjà annoncé.

5. **Description complète du changement important :**

Le 15 mars 2004, Trinidad a procédé à la clôture de l'acquisition déjà annoncée de la totalité ou de la quasi-totalité des éléments d'actif d'Arrow Drilling Inc. (*Arrow*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie (l'*acquisition d'Arrow*). Le prix d'achat (le *prix d'achat*) de 45 000 000 $ a été versé à Arrow à raison

de 25 930 779,40 $ en espèces et de l'émission de 2 307 692 actions échangeables du capital-actions de Trinidad au prix de 7,80 $ l'action échangeable, échangeables contre des parts de la Fiducie (les *parts*) à tout moment au choix des porteurs pendant une période de cinq ans suivant la clôture de l'acquisition d'Arrow.

Le 15 mars 2004, la Fiducie a également procédé à la clôture du placement déjà annoncé (le *placement*) de 4 096 154 parts (ce qui comprend l'option levée intégralement des preneurs fermes du placement visant l'acquisition d'au plus 250 000 parts supplémentaires) au prix de 7,80 $ la part pour un produit brut de 31 950 001 $. Le produit net du placement a servi à la souscription de billets subordonnés non garantis supplémentaires de Trinidad, dont les fonds de souscription ont à leur tour servi à financer l'acquisition d'Arrow, le solde ayant servi à réduire la dette de Trinidad aux termes de sa convention de prêt avec l'un de ses prêteurs.

6. Application du paragraphe 146(2) de la loi intitulée *Securities Act* (Alberta) ou de dispositions équivalentes :

Sans objet

7. Renseignements omis :

Aucun renseignement n'a été omis.

8. Membres de la haute direction :

Brent J. Conway, chef des services financiers de Trinidad Drilling Ltd., peut être joint au (403) 265-6525.

9. Déclaration d'un membre de la haute direction :

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent rapport.

Fait à Calgary (Alberta) avec prise d'effet le 15 mars 2004

pour TRINIDAD DRILLING LTD. pour le compte de TRINIDAD ENERGY SERVICES INCOME TRUST

(signé) Brent J. Conway
Brent J. Conway
Chef des services financiers

ANNEXE 51-102A3

DÉCLARATION DE CHANGEMENT IMPORTANT

1. Dénomination et adresse de la société :

Trinidad Energy Services Income Trust (la *Fiducie*)
600, 540 - 5th Avenue S.W.
Calgary (Alberta) T2P 3B6

2. Date du changement important :

8 juillet 2004

3. Communiqué :

Des communiqués ont été diffusés les 8 et 12 juillet 2004.

4. Résumé du changement important :

Le 8 juillet 2004, Trinidad Drilling Ltd. (*Trinidad*) a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Wilson Drilling Ltd. (*Wilson*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs de forage de Wilson (l'*acquisition Wilson*). Le prix d'achat (le *prix d'achat*) qui sera versé à Wilson aux termes de la convention d'achat d'actifs s'élève à 32 000 000 $, payable tant en espèces (la *tranche en espèces*) que par l'émission par Trinidad d'actions échangeables de série B (les *actions échangeables de série B*).

En outre, le 8 juillet 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes (définis ci-dessous) à l'égard d'un placement (le *placement*) de 3 205 129 parts de la Fiducie (les *parts de fiducie*) au prix de 7,80 $ la part de fiducie pour un produit brut de 25 000 006 $. Le placement fera l'objet d'une prise ferme par un syndicat de preneurs fermes dirigé par Raymond James Ltée et comprenant Marchés mondiaux CIBC inc., Valeurs mobilières TD Inc., Haywood Securities Inc., Investissements Premiers Associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*). En outre, la Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'acquisition, à la clôture, d'au plus 250 000 parts de fiducie supplémentaires au prix de 7,80 $ la part de fiducie.

5. Description circonstanciée du changement important :

Le 8 juillet 2004, Trinidad a conclu la convention d'achat d'actifs avec Wilson aux termes de laquelle Trinidad a convenu de l'acquisition Wilson.

Le prix d'achat de 32 000 000 $ est payable par une tranche en espèces de 19 200 000 $ et par l'émission par Trinidad de 1 641 026 actions échangeables de série B au prix de 7,80 $ l'action échangeable de série B.

À la clôture de l'acquisition Wilson (la *clôture de l'opération Wilson*), 3 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques de Wilson, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Wilson, Trinidad disposera de 30 jours pour inspecter ces actifs et sera remboursée sur ces 3 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre un titre libre et franc sur ces actifs. Le solde de ces 3 000 000 $ sera payé à Wilson.

Chaque action échangeable de série B est échangeable, sans le versement d'une contrepartie supplémentaire, au gré du porteur, contre une part de fiducie (sous réserve de rajustements à certaines conditions) à tout moment pendant les cinq années suivant la clôture de l'opération Wilson (le *ratio d'échange*). Les actions échangeables de série B ne donnent pas le droit de recevoir des distributions en espèces; toutefois, le ratio d'échange sera automatiquement majoré, conformément à une formule préétablie, pour tenir compte des distributions versées par la Fiducie après la clôture de l'opération Wilson et avant l'échange des actions échangeables de série B.

En outre, le 8 juillet 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes à l'égard du placement et ont octroyé l'option aux preneurs fermes.

La Fiducie utilisera le produit net tiré du placement pour souscrire des billets subordonnés non garantis supplémentaires émis par Trinidad. Trinidad utilisera ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Wilson et pour réduire sa dette aux termes d'une convention de prêt existante.

La clôture de l'acquisition Wilson et celle du placement devraient avoir lieu simultanément vers le 27 juillet 2004. La clôture du placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas.

6. Application des paragraphes 7.1(2) et (3) du Règlement 51-102 :

Sans objet

7. Information omise :

Aucune information n'a été omise.

8. Membre de la haute direction :

Brent J. Conway, chef des finances de Trinidad Drilling Ltd., peut être joint au (403) 265-6525.

9. Date de la déclaration :

Le 13 juillet 2004

TRINIDAD ENERGY SERVICES INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE GÉNÉRALE ANNUELLE ET EXTRAORDINAIRE QUI AURA LIEU LE MERCREDI 9 JUIN 2004

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire (l'*assemblée*) des porteurs (les *porteurs de parts*) de parts de fiducie (les *parts*) de Trinidad Energy Services Income Trust (la *Fiducie*) aura lieu à la salle Viking, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary (Alberta) à 10 h (heure de Calgary) le mercredi 9 juin 2004 aux fins suivantes :

1. recevoir et examiner les états financiers de la Fiducie pour l'exercice terminé le 31 décembre 2003 ainsi que le rapport des vérificateurs s'y rapportant;

2. nommer les administrateurs de Trinidad Drilling Ltd. pour l'année qui vient ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés;

3. nommer les vérificateurs de la Fiducie pour l'année qui vient et autoriser les administrateurs de Trinidad Drilling Ltd. à fixer leur rémunération;

4. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe A de la circulaire de sollicitation de procurations jointe aux présentes pour autoriser la Fiducie à procéder à un ou plusieurs placements privés au cours des 12 prochains mois à l'issue desquels le nombre de parts émis ou susceptible d'être émis, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, dépassera la règle de 25 % de la TSX, mais pas 75 % des parts en circulation de la Fiducie à la date de la présente circulaire de sollicitation de procurations dans les 12 mois de la date de l'assemblée, comme il est indiqué dans la circulaire de sollicitation de procurations;

5. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe B de la circulaire de sollicitation de procurations jointe aux présentes pour approuver la modification du régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

6. étudier et, si jugé opportun, adopter une résolution suivant le modèle paraissant à l'annexe C de la circulaire de sollicitation de procurations jointe aux présentes pour approuver et ratifier l'octroi de certains droits aux termes du régime de primes sous forme de droits de souscription de parts de fiducie, tel qu'il est décrit en détail dans la circulaire de sollicitation de procurations ci-jointe;

7. traiter toute autre question qui peut être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

Le détail des questions à soumettre à l'assemblée est énoncé dans la circulaire de sollicitation de procurations ci-jointe. Les états financiers de la Société pour l'exercice terminé le 31 décembre 2003, y compris le rapport des vérificateurs, paraissent dans le rapport annuel de la Fiducie qui est expédié avec les présentes.

Les porteurs de parts de la Fiducie qui ne peuvent assister à l'assemblée sont priés de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe prévue à cette fin. Pour que la procuration soit valable et soit utilisée à l'assemblée, elle doit être remise à la Fiducie a/s Valiant Trust Company, 550 – 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2 au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'assemblée ou toute reprise de celle-ci.

Les porteurs de parts inscrits à la fermeture des bureaux le 7 mai 2004 auront le droit de voter à l'assemblée. Aucune personne qui acquiert des parts après cette date ne pourra voter à l'assemblée ou à toute reprise de celle-ci.

Le 11 mai 2004

PAR ORDRE DU CONSEIL D'ADMINISTRATION
DE TRINIDAD DRILLING LTD.,
Le chef de la direction et administrateur,

(signé) Michael Heier

TRINIDAD ENERGY SERVICES INCOME TRUST

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

en vue de l'assemblée générale annuelle et extraordinaire des porteurs de parts qui aura lieu le mercredi 9 juin 2004

PROCURATIONS

Sollicitation de procurations et nomination des fondés de pouvoir

La présente circulaire de sollicitation de procurations (la *circulaire*) est fournie dans le cadre de la sollicitation de procurations par Trinidad Energy Services Income Trust (la *Fiducie*) en vue de l'assemblée générale annuelle et extraordinaire des porteurs (les *porteurs de parts*) de parts de la Fiducie (les *parts*) qui aura lieu à 10 h (heure de Calgary) le mercredi 9 juin 2004 à la salle Viking, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary (Alberta), et à toute reprise de celle-ci (l'*assemblée*), aux fins énoncées dans l'avis de convocation à l'assemblée générale annuelle et extraordinaire ci-joint (l'*avis de convocation*). Les procurations doivent être remises à Valiant Trust Company, 550 – 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2, au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant la tenue de l'assemblée. Seul un porteur de parts inscrit à la fermeture des bureaux le 7 mai 2004 (la *date de référence*) aura le droit de voter à l'assemblée.

La Fiducie a deux types de titres en circulation qui permettent à leurs porteurs de voter de manière générale aux assemblées des porteurs de parts : les parts et une part à droit de vote spécial (la *part à droit de vote spécial*). La part à droit de vote spécial a été émise à Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*) à titre de fiduciaire aux termes d'une convention d'échange et de vote fiduciaire au profit des porteurs d'actions échangeables (les *actions échangeables*) émises par la filiale en propriété exclusive de la Fiducie, Trinidad Drilling Ltd. (*Trinidad*). Les porteurs des parts et de la part à droit de vote spécial votent ensemble en tant que catégorie unique sur toutes les questions. Chaque part en circulation à la date de référence donne droit à une voix. La part à droit de vote spécial qui est en circulation donne droit à une voix pour chaque action échangeable en circulation à la date de référence. Le fiduciaire relatif aux actions échangeables doit exercer le droit de vote rattaché à la part à droit de vote spécial de la manière que les porteurs d'actions échangeables lui indiquent et il doit s'abstenir d'exercer le droit de vote rattaché aux actions échangeables pour lesquelles il n'a pas reçu de directives. La procédure permettant aux porteurs d'actions échangeables de donner des directives au fiduciaire relatif aux actions échangeables à l'égard du vote à l'assemblée est expliquée dans l'avis quant au « vote par les porteurs d'actions échangeables » (les *directives quant au vote*) qui a été fourni aux porteurs d'actions échangeables avec la présente circulaire. Voir également le texte à la rubrique « Vote par les porteurs d'actions échangeables » dans la présente circulaire.

La désignation d'un fondé de pouvoir doit se faire par écrit au moyen d'un document portant la signature du porteur de parts ou de son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, portant son sceau ou la signature de l'un des dirigeants ou de ses mandataires dûment autorisé.

Les personnes nommées au formulaire de procuration ci-joint sont des administrateurs et des dirigeants de Trinidad. Le porteur de parts qui remet une procuration peut nommer une personne, qui n'est pas nécessairement porteur de parts, autre que celles nommées au formulaire de procuration ci-joint pour le représenter à l'assemblée. Pour ce faire, le porteur de parts inscrit le nom de la personne de son choix dans l'espace réservé à cette fin au formulaire de procuration et biffe les autres noms, ou soumet une autre procuration dans une forme adéquate. Le porteur de parts devrait aviser la personne qu'il nomme, obtenir son consentement et lui communiquer des directives quant à la façon d'exercer les droits de vote se rattachant à ses parts. Quoi qu'il en soit, le formulaire de procuration devrait être daté et signé par le porteur de parts ou son mandataire dûment autorisé par écrit.

Avis aux porteurs de parts véritables

Les renseignements paraissant à la présente rubrique revêtent une importance particulière pour bon nombre de porteurs de parts dont les parts ne sont pas immatriculées à leur nom. Les porteurs de parts dont les parts ne sont pas immatriculées à leur nom (les *porteurs de parts véritables*) sont priés de noter que seules les procurations remises par des porteurs de parts dont le nom figure sur les registres de la Fiducie à titre de porteurs de parts inscrits seront reconnues et exécutées à l'assemblée. Si les parts sont inscrites sur un état de compte qu'un courtier remet au porteur de parts, ces parts ne sont pas, dans la plupart des cas, immatriculées au nom du porteur sur les registres de la Fiducie. En effet, elles sont vraisemblablement immatriculées au nom du courtier du porteur de parts ou d'un mandataire de ce courtier. Au Canada, la grande majorité de ces parts sont immatriculées au nom de CDS & Co. (l'appellation d'immatriculation de La Caisse canadienne de dépôt de valeurs limitée, qui fait fonction de représentant de plusieurs maisons de courtage canadiennes). Les droits de vote se rattachant aux parts détenues par des courtiers ou leurs représentants ne peuvent être exercés en faveur des résolutions ou contre celles-ci que selon les directives du porteur de parts véritable. Les courtiers ou les intermédiaires ne peuvent exprimer les voix se rattachant aux parts de leurs clients sans directives précises. La Fiducie ne connaît pas le nom des personnes pour lesquelles les parts immatriculées au nom de CDS & Co. sont détenues.

Les politiques des autorités de réglementation applicables obligent les intermédiaires ou les courtiers à obtenir des directives de vote des porteurs de parts véritables avant la tenue d'assemblées des porteurs de titres. Chaque intermédiaire ou courtier a adopté ses propres procédures d'envoi postal et donne ses propres directives de retour que les porteurs de parts véritables devraient respecter à la lettre pour que les droits de vote se rattachant à leurs parts soient exercés à l'assemblée. Le formulaire de procuration qu'un courtier transmet à un porteur de parts véritable ne vise toutefois qu'à obtenir du porteur de parts véritable des directives, à l'intention du courtier, quant à la façon dont il exercera les droits de vote au nom du porteur de parts véritable. La majorité des courtiers délèguent maintenant la responsabilité d'obtenir des directives de leurs clients à ADP Investor Communication Services (*ADP*). En général, ADP expédie par la poste un formulaire de directives de vote analysable plutôt que le formulaire de procuration de la Fiducie. Les porteurs de parts véritables sont priés de remplir et de retourner à ADP le formulaire de directives de vote par la poste ou par télécopieur. Les porteurs de parts véritables peuvent aussi composer un numéro sans frais ou accéder au site Web d'ADP consacré au vote à l'adresse www.proxyvotecanada.com pour donner leurs directives de vote et pour exercer les droits de vote se rattachant aux parts qu'ils détiennent. ADP compile ensuite les résultats des directives reçues et transmet des directives pertinentes quant à l'exercice des droits de vote se rattachant aux parts qui seront représentées à l'assemblée. Le porteur de parts véritable qui reçoit un formulaire de directives de vote ne peut pas l'utiliser pour exercer les droits de vote se rattachant à ses parts directement à l'assemblée puisque ce formulaire doit être remis de la façon indiquée par ADP bien avant l'assemblée pour que les droits de vote se rattachant aux parts soient exercés. Les porteurs de parts véritables qui reçoivent des formulaires de procuration ou des documents relatifs aux votes d'organismes autres qu'ADP devraient les remplir conformément aux directives paraissant sur ces documents et les retourner pour que les droits de vote se rattachant à leurs parts soient dûment exercés à l'assemblée.

Seuls les porteurs d'actions échangeables paraissant dans les registres de Trinidad à titre de porteurs inscrits d'actions échangeables ont le droit de donner des directives au fiduciaire relatif aux actions échangeables sur la manière d'exercer à l'assemblée le droit de vote à l'égard de leurs actions échangeables.

Révocation des procurations

Le porteur de parts qui a remis une procuration peut la révoquer à tout moment avant qu'elle soit exercée. Si la personne qui a donné une procuration assiste à l'assemblée, elle peut révoquer la procuration et voter en personne. Une procuration peut être révoquée de toute manière autorisée par la loi, y compris au moyen d'un document écrit portant la signature du porteur de parts ou de son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, portant son sceau ou la signature de l'un de ses dirigeants ou de ses mandataires dûment autorisé et déposé au siège social de la Fiducie à tout moment jusqu'à 16 h 30 (heure de Calgary) le dernier jour ouvrable précédant l'assemblée ou auprès du président de l'assemblée le jour même de l'assemblée; la procuration est révoquée dès qu'un tel dépôt est effectué. Un porteur de parts qui révoque sa procuration sans la remplacer par une autre procuration qui est déposée auprès de l'agent des transferts de la Fiducie, soit Valiant Trust Company, au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant le moment de l'assemblée ne peut exercer les droits de vote se rattachant à ses parts de quelque façon que ce soit à l'assemblée.

Le porteur d'actions échangeables qui a soumis des directives quant au vote peut les révoquer à tout moment avant l'assemblée. Des directives quant au vote peuvent être révoquées de toute manière autorisée par la loi, y compris au moyen d'un document écrit portant la signature du porteur d'actions échangeables ou de son mandataire autorisé par écrit ou, si le porteur est une société par actions, portant son sceau ou la signature de l'un de ses dirigeants ou de ses mandataires dûment autorisé et déposé au bureau du fiduciaire relatif aux actions échangeables à tout moment jusqu'au dernier jour ouvrable précédant l'assemblée ou toute reprise de celle-ci inclusivement, à laquelle les directives quant au vote doivent être suivies, ou auprès d'un représentant du fiduciaire relatif aux actions échangeables présent à l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci; les directives quant au vote sont révoquées dès qu'un tel dépôt est effectué.

Personnes sollicitant des procurations

La sollicitation est faite par la direction de Trinidad pour le compte de la Fiducie. Les frais engagés pour préparer et envoyer le formulaire de procuration, l'avis de convocation et la présente circulaire sont à la charge de la Fiducie ou de Trinidad, ou des deux. En plus d'être effectuée par la poste, la sollicitation peut se faire dans le cadre d'entrevues personnelles ou de tout autre mode de communication ou encore par les administrateurs, dirigeants et employés de Trinidad, qui ne touchent aucune rémunération pour ce faire.

Pouvoir discrétionnaire des fondés de pouvoir

Les personnes nommées au formulaire de procuration ci-joint exerceront les droits de vote se rattachant aux parts représentées par cette procuration s'ils ont obtenu des directives claires et, lorsqu'un choix a été indiqué quant à une question soumise aux porteurs de parts, conformément à ces directives.

En l'absence de directives, les voix se rattachant aux parts représentées par ces formulaires de procuration seront exercées en faveur des questions décrites dans la présente circulaire. Les personnes nommées au formulaire de procuration fourni par la Fiducie bénéficient d'un pouvoir discrétionnaire quant à toute modification apportée aux questions énumérées au formulaire de procuration et à l'avis de convocation ou à toute autre question dûment soumise à l'assemblée. Si des modifications à apporter aux questions énumérées dans l'avis de convocation sont dûment soumises à l'assemblée, les personnes nommées au formulaire de procuration ci-joint ont l'intention de voter selon leur meilleur jugement à cet égard. À la date d'impression des présentes, la Fiducie n'a connaissance d'aucune modification ou autre question.

Vote par les porteurs d'actions échangeables

Le fiduciaire relatif aux actions échangeables détient une part à droit de vote spécial de la Fiducie. La part à droit de vote spécial donne droit à un nombre de voix à l'assemblée correspondant au nombre total d'actions échangeables en circulation. Le porteur d'actions échangeables a le droit de donner au fiduciaire relatif aux actions échangeables des directives quant au vote pour un nombre de voix correspondant au nombre d'actions échangeables de ce porteur. Les directives quant au vote sont le moyen par lequel un porteur d'actions échangeables peut autoriser l'exercice de son droit de vote à l'assemblée. Le fiduciaire relatif aux actions échangeables n'exercera le droit de vote que selon les directives données par le porteur en cause dans ses directives quant au vote. En l'absence de directives d'un porteur quant au vote, le fiduciaire relatif aux actions échangeables n'exercera pas le droit de vote rattaché à ces actions. Le porteur d'actions échangeables peut également obtenir du fiduciaire relatif aux actions échangeables une procuration permettant au porteur, ou permettant à une personne désignée par le porteur, d'exercer personnellement le nombre de voix en cause ou d'accorder à la direction de la Fiducie une procuration pour l'exercice de ces voix.

RENSEIGNEMENTS SUR LA FIDUCIE

Parts et principaux porteurs de parts

La Fiducie est autorisée à émettre un nombre illimité de parts et, au 1er mai 2004, 32 306 335 parts étaient émises et en circulation. Chaque part en circulation à la date de référence donne droit à une voix. La Fiducie est également autorisée à émettre des parts à droit de vote spécial et, au 1er mai 2004, une part à droit de vote spécial était émise au fiduciaire relatif aux actions échangeables. La part à droit de vote spécial donne droit à une voix pour chaque action

échangeable en circulation à la date de référence. Au 1er mai 2004, 2 307 692 actions échangeables étaient émises et en circulation.

Chaque porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration et qui a le droit de voter a, lors d'un vote à main levée, une voix, sous réserve de certaines restrictions quant à la capacité d'un fondé de pouvoir de voter lors d'un vote à main levée lorsqu'il reçoit des directives contradictoires de plus d'un porteur de parts. Le porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration peut demander la tenue d'un scrutin soit avant soit après un vote à main levée. Lors d'un scrutin, chaque porteur de parts qui assiste à l'assemblée ou qui y est représenté par procuration a une voix par part dont il est le porteur inscrit. Cependant, aucune procuration ne peut être exercée à l'assemblée à moins que Valiant Trust Company ne l'ait reçue au moins 48 heures (compte non tenu des samedis, des dimanches et des jours fériés) avant l'ouverture de l'assemblée.

À la connaissance des administrateurs et des dirigeants de Trinidad, à la date des présentes, aucune personne ou société n'est propriétaire véritable, directement ou indirectement, de parts conférant 10 % ou plus des droits de vote se rattachant aux parts émises et en circulation ni n'exerce le contrôle ou n'a une emprise sur de telles parts.

La Fiducie a établi que toute personne qui est porteur de parts inscrit à la date de référence sera habilitée à voter à l'assemblée ou à toute reprise de celle-ci même si elle a aliéné ses parts après la date de référence. Aucune personne qui acquiert des parts après la date de référence n'a le droit de voter à l'assemblée ou à toute reprise de celle-ci.

Quorum

Selon l'acte de fiducie, le quorum est constitué à l'assemblée si au moins deux personnes qui y assistent détiennent personnellement ou par procuration un total d'au moins 5 % des voix se rattachant aux parts en circulation. Si le quorum n'est pas constitué dans les 30 minutes suivant l'heure fixée pour l'ouverture de l'assemblée, celle-ci sera reportée à une date qui survient au moins sept jours plus tard à l'endroit et à l'heure que le président de l'assemblée détermine. Si le quorum (défini ci-dessus) n'est pas constitué à l'assemblée ultérieure, les porteurs de parts qui assistent à l'assemblée en personne ou par procuration constituent le quorum et l'assemblée peut se dérouler comme l'assemblée initiale devait se dérouler.

QUESTIONS DEVANT ÊTRE SOUMISES À L'ASSEMBLÉE

1. Examen des états financiers

Les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003 et le rapport des vérificateurs s'y rapportant sont inclus dans le rapport annuel de la Fiducie et ils ont été expédiés aux porteurs de parts avec la présente circulaire.

2. Nomination des administrateurs

Le conseil d'administration de Trinidad est chargé de l'administration de l'entreprise et des affaires de la Fiducie. Aux termes de l'acte de fiducie intervenu le 1er août 2002 entre Trinidad et Valiant Trust Company (l'*acte de fiducie*), les porteurs de parts ont le droit de proposer les administrateurs de Trinidad. Après cette mise en candidature, la Fiducie, en tant que porteur de toutes les actions de Trinidad, exercera les droits de vote se rattachant à ces actions pour élire les personnes proposées par les porteurs de parts.

Le mandat de chaque administrateur commence à la date de son élection et prend fin à la prochaine assemblée annuelle des porteurs de parts ou à l'élection ou à la nomination d'un successeur. À l'assemblée, les porteurs de parts proposeront six candidats au poste d'administrateur de Trinidad. À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration ci-joint entendent exercer les droits de vote représentés par la procuration en faveur de l'élection des personnes énumérées ci-dessous.

La direction ne prévoit pas que l'un des candidats ne pourra pas faire fonction d'administrateur, mais si cela survient avant l'assemblée, les personnes nommées au formulaire de procuration ci-joint se réservent le droit de voter en faveur d'un autre candidat à leur gré.

Les six candidats proposés sont actuellement des administrateurs de Trinidad. Le tableau suivant présente des renseignements sur les candidats au poste d'administrateur, renseignements qui ont été fournis par les candidats :

Nom, municipalité de résidence et poste au sein de Trinidad	**Administrateur depuis**	**Occupation principale**	**Parts en propriété effective directe ou indirecte[3]**
Michael E. Heier[2] Calgary (Alberta) Président du conseil, chef de la direction et administrateur	Mars 1996	Président du conseil d'administration de Trinidad ou de sa société remplacée depuis juin 1998; chef de la direction de Trinidad ou de sa société remplacée depuis le 1er mai 2000; dirigeant de Trinidad depuis sa constitution en société en 1996; homme d'affaires indépendant et président du conseil et chef de la direction de Trinity Energy Inc. d'avril 1998 à mai 2002.	1 608 162
Grant D. Abbott[1] Calgary (Alberta) Administrateur	Juillet 1996	Contrôleur de Stanfield Mining Group of Canada depuis février 2003; auparavant, président de Abbott Financial Consulting Ltd. de juin 2002 à février 2003; auparavant, chef des finances de Trinity Energy Inc. de juin 1998 à mai 2002; auparavant, chef des finances de Heier Energy Group de septembre 1990 à mai 1998.	39 864
Kevin A. Bennett[1][2] Calgary (Alberta) Administrateur	Novembre 1999	Homme d'affaires indépendant depuis juillet 2001; auparavant, président et chef de l'exploitation de Ventus Energy Ltd. d'octobre 1998 à septembre 2001; auparavant, premier vice-président de Tarragon Oil and Gas Ltd. de 1989 à octobre 1998.	155 709
John M. Friesen[2] Steinbach (Manitoba) Administrateur	Novembre 1999	Président de Friesen Drillers Ltd. depuis juin 1992.	71 800
Peter J. Gross Calgary (Alberta) Administrateur	Février 2000	Ingénieur pétrolier et conseil indépendant en ingénierie de janvier 2002 à ce jour; auparavant, vice-président et chef de l'exploitation de Viking Energy Royalty Trust de juillet 1997 à décembre 2001.	42 933

Nom, municipalité de résidence et poste au sein de Trinidad	Administrateur depuis	Occupation principale	Parts en propriété effective directe ou indirecte[3]
Naveen Dargan[1] Calgary (Alberta)	Juin 2003	Homme d'affaires indépendant depuis juin 2003; auparavant, administrateur délégué principal de Raymond James Ltd. d'octobre 2001 à juin 2003; auparavant, vice-président directeur et administrateur délégué de Goepel McDermid Inc., société remplacée par Raymond James Ltd., de juin 1999 à octobre 2001; auparavant, vice-président principal et administrateur de Goepel McDermid Inc. d'avril 1998 à juin 1999.	50 000

Notes:

(1) Membres du comité de vérification de Trinidad; celle-ci n'est pas dotée d'un comité de direction.
(2) Membres du comité de rémunération de Trinidad.
(3) À l'exclusion des 506 084 options ou droits d'achat de parts détenus par M. Heier, des 134 076 options ou droits d'achat de parts détenus par M. Abbott, des 161 274 options ou droits d'achat de parts détenus par M. Bennett, des 164 653 options ou droits d'achat de parts détenus par M. Friesen, des 121 820 options ou droits d'achat de parts détenus par M. Gross et des 95 642 droits d'achat de parts détenus par M. Dargan. Voir « Rémunération des hauts dirigeants – Régime d'options d'achat d'actions » et « Rémunération des hauts dirigeants – Régime de primes sous forme de droits de souscription de parts de fiducie ».

3. Nomination des vérificateurs

Conformément à l'acte de fiducie, les porteurs de parts sont priés de nommer les vérificateurs de la Fiducie. À l'assemblée, les porteurs de parts seront priés de nommer PricewaterhouseCoopers s.r.l., comptables agréés, de Calgary (Alberta) en tant que vérificateurs de la Fiducie jusqu'à la prochaine assemblée générale annuelle des porteurs de parts et d'autoriser les administrateurs de Trinidad à fixer leur rémunération. Après cette nomination, la Fiducie, en tant que porteur de toutes les actions de Trinidad, exercera les droits de vote se rattachant à ces actions pour nommer les vérificateurs désignés par les porteurs de parts. PricewaterhouseCoopers s.r.l. était vérificateurs de la Fiducie depuis sa constitution le 1er août 2002 et était auparavant vérificateurs de Trinidad depuis 1998.

4. Approbation préalable de placements privés par les porteurs de parts

À l'occasion, la Fiducie examine des possibilités d'obtenir du financement selon des modalités avantageuses. La Fiducie peut procéder à un ou plusieurs financements au cours de la prochaine année et elle s'attend à ce que certains de ceux-ci soient structurés en tant que placements privés. Aux termes des règles de la Bourse de Toronto (la *TSX*), le nombre total de titres d'un émetteur inscrit qui sont émis ou susceptibles d'être émis (c.-à-d. qui peuvent être émis aux termes d'une option ou d'un autre titre convertible) dans le cadre d'une ou de plusieurs opérations de placement privé au cours d'une période donnée de six mois ne peut excéder 25 % du nombre de titres en circulation (avant dilution) compte non tenu de ces opérations (la *règle des 25 % de la TSX*), à moins que les porteurs de parts n'aient approuvé de telles opérations.

Pendant une période de 12 mois suivant la date de l'assemblée, le conseil d'administration de Trinidad peut juger qu'il est nécessaire et dans l'intérêt de la Fiducie de solliciter des fonds provenant de placements privés à affecter au fonds de roulement et à ses activités ou lui permettant de procéder à des acquisitions ou à d'autres opérations. La TSX a pour politique d'accepter l'approbation préalable, par des porteurs de parts, de placements privés qui peuvent dépasser la règle de 25 % de la TSX, à condition que ces placements privés soient réalisés dans les 12 mois suivant la date d'obtention de l'approbation préalable des porteurs de parts.

Au 1er mai 2004, le capital-actions émis et en circulation de la Fiducie était composé de 32 306 335 parts. La Fiducie prévoit que le nombre maximal de parts qui serait émis ou susceptible d'être émis dans le cadre d'un ou de plusieurs placements privés dans la période de 12 mois suivant l'approbation de cette résolution n'excéderait pas 75 % des parts de la Fiducie en circulation au 1er mai 2004, soit 24 229 751 parts.

Tout placement privé auquel la Fiducie procède aux termes de l'approbation préalable demandée à l'assemblée sera assujetti aux restrictions supplémentaires suivantes, soit le placement privé :

a) doit être effectué dans une large mesure avec des parties transigeant sans lien de dépendance avec la Fiducie;

b) ne peut influer considérablement sur le contrôle de la Fiducie;

c) doit être réalisé dans une période de 12 mois suivant la date d'obtention de l'approbation des porteurs de parts;

d) doit respecter les règles de fixation du prix de la TSX applicables dans le cadre d'un placement privé et qui précisent actuellement que le prix d'émission par part ne peut être inférieur au cours de clôture des parts à la TSX le jour de bourse précédant la date de transmission de l'avis du placement privé à la TSX (le *cours*), moins l'escompte applicable, soit :

Cours	**Escompte maximal**
0,50 $ ou moins	25 %
de 0,51 $ à 2,00 $	20 %
plus de 2,00 $	15 %

(À cette fin, un placement privé de titres convertibles non inscrits est réputé constituer un placement privé de titres sous-jacents inscrits, à un prix d'émission correspondant au prix de conversion, par leurs porteurs, le moins élevé possible.)

Tous les placements privés que la Fiducie réalise sont assujettis à l'approbation préalable de la TSX. Malgré l'approbation de la présente résolution, la TSX jouit du pouvoir discrétionnaire d'établir si un placement donné est effectué *dans une large mesure* sans lien de dépendance ou s'il influera considérablement sur le contrôle, auquel cas il pourrait être nécessaire d'obtenir l'approbation particulière des porteurs de parts.

La Fiducie demande à ses porteurs de parts d'adopter une résolution ordinaire permettant des placements privés selon les modalités énoncées ci-dessus en prévision d'un ou de plusieurs placements privés auxquels elle pourrait procéder au cours des 12 prochains mois et à l'issue desquels le nombre de parts, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, émis ou susceptible d'être émis dépassera la règle de 25 % de la TSX. Les placements privés ne seront négociés que si le conseil d'administration de Trinidad est d'avis que le prix de souscription est raisonnable dans les circonstances et si la Fiducie a besoin des fonds pour poursuivre ou accroître ses activités.

Les administrateurs de Trinidad sont d'avis que l'adoption de cette résolution est dans l'intérêt de la Fiducie et ils recommandent que les porteurs de parts votent en faveur de la résolution. Si la résolution n'est pas adoptée, la TSX n'approuvera pas de placements privés à l'issue desquels le nombre de parts émis ou susceptible d'être émis dépassera la règle de 25 % de la TSX sans obtenir l'approbation particulière des porteurs de parts. Cette restriction pourrait nuire à l'obtention, par la Fiducie, de fonds dont elle a besoin selon des modalités favorables et en temps opportun.

Le libellé de la résolution est énoncé à l'annexe A. L'approbation préalable de placements privés se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs de parts assistant à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de cette résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration ci-joint entendent voter en faveur de la résolution jointe à l'annexe A.

5. Modification du régime de primes sous forme de droits de souscription de parts de fiducie

À l'assemblée, les porteurs de parts seront priés d'approuver une résolution autorisant une modification du régime de primes sous forme de droits de souscription de parts de fiducie de la Fiducie, qui a initialement été ratifié par les porteurs de part le 9 juin 2003 (le *régime d'intéressement*). Le conseil a approuvé une modification du régime d'intéressement visant (i) à remplacer 615 763 parts émises à l'exercice de droits (les *droits*) et à la levée d'options (définies aux présentes) (voir « Rémunération des hauts dirigeants – Régime d'options d'achat d'actions ») déjà octroyés depuis le 9 juin 2003 et (ii) à accroître le nombre de parts disponibles à des fins d'émission à l'exercice de droits octroyés aux termes du régime d'intéressement de 1 695 440 parts supplémentaires. Les porteurs de parts seront priés à l'assemblée de ratifier la modification essentiellement selon le modèle de la résolution énoncée à l'Annexe B (la *modification*). L'effet de la modification est de faire en sorte que le nombre de parts disponibles à des fins d'émission à l'exercice des droits émis ou devant être émis par la Fiducie corresponde à environ 10 % des parts actuellement émises et en circulation de la Fiducie (incluant les 2 307 692 parts pouvant être émises à l'échange des actions échangeables (les *parts sous-jacentes*)).

La modification a pour objet de renflouer le nombre de parts disponibles à des fins d'émission aux termes du régime d'intéressement de manière à ce qu'au total 2 459 419 parts (ce qui correspond environ à 10 % des parts actuellement émises et en circulation et aux parts sous-jacentes) soient disponibles à des fins d'émission aux termes du régime d'intéressement. Puisque les actions échangeables sont essentiellement l'équivalent juridique et économique des parts, la direction estime que les parts sous-jacentes sont adéquatement incluses dans le calcul des 10 % qui précède. Aux termes de la modification, l'article 4 du régime d'intéressement, qui prévoit le nombre maximum de parts disponibles à des fins d'octroi de droits, est modifié et fera en sorte que le régime d'intéressement tiendra dûment compte du nombre réel de parts qui sont disponibles à des fins d'émission à l'exercice de droits octroyés à la date de la modification et de droits qui seront octroyés à l'avenir.

Avant la modification, le nombre maximum de parts disponibles aux termes du régime d'intéressement à des fins d'émission s'élevait à 763 979 (qui, ajoutées au nombre d'options disponibles aux termes du régime d'options (défini aux présentes) (Voir « Rémunération des hauts dirigeants – Régime d'options d'achat d'actions »), correspondait à environ 10 % des parts émises et en circulation au 2 mai 2003). La modification augmentera le nombre de parts disponibles à des fins d'octroi de droits de 2 311 203 parts en remplaçant les 191 904 parts émises à l'exercice des droits déjà en circulation et les 423 859 parts émises à la levée d'options déjà en cours de validité et en augmentant le nombre maximum de parts disponibles à des fins d'octroi de 1 695 440 parts. Au 31 mars 2004, 2 273 951 droits (y compris les droits conditionnels (définis ci-dessous)) demeuraient en circulation et non exercés et aucun n'était disponible à des fins d'octroi futur. À la suite de la modification et de la ratification des droits conditionnels, la Fiducie aurait au total 801 231 droits disponibles à des fins d'octroi. Si les porteurs de parts ne ratifient pas l'octroi des droits conditionnels, la Fiducie aurait, à la suite de la modification, au total, 2 507 240 droits disponibles à des fins d'octroi. La Fiducie n'accorde ou n'accordera aucune aide financière aux participants du régime d'intéressement afin de faciliter l'achat de parts aux termes du régime d'intéressement.

Le régime d'intéressement vise à fournir des incitatifs à long terme aux administrateurs, aux dirigeants, aux employés et aux conseillers de la Fiducie, des membres de son groupe et des parties reliées engagées dans la direction de Trinidad et à permettre à ces personnes de participer à l'essor et au développement de la Fiducie en leur offrant la possibilité, par l'entremise des droits, d'acquérir une participation accrue dans la Fiducie qui correspondra à la participation des porteurs de parts de la Fiducie et à les récompenser en fonction du rendement à long terme des parts et du produit de la Fiducie, tenant ainsi compte du rendement global pour les porteurs de parts.

Le libellé de la résolution est essentiellement celui énoncé à l'annexe B. La modification se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs de parts ayant droit de vote qui assistent à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de cette résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration entendent voter en faveur de la résolution énoncée à l'annexe B.

6. Ratification de l'octroi de certains droits

En prévision de l'approbation, par les porteurs de parts, de la modification susmentionnée, le conseil d'administration a conditionnellement octroyé des droits de souscription de parts (les *droits conditionnels*) aux dirigeants, administrateurs, employés et conseillers dont il question ci-dessous :

	Nombre de parts	Prix d'exercice ($)	Date d'expiration
Dirigeants de Trinidad	339 719	4,37	5 août 2008
(3 personnes)	250 315	5,41	20 novembre 2008
	317 391	8,25	17 mars 2009
	907 425		
Administrateurs qui ne sont pas des dirigeants de Trinidad	214 852	4,37	5 août 2008
(5 personnes)	125 000	5,41	20 novembre 2008
	158 494	8,25	17 mars 2009
	498 346		
Tous les autres employés de Trinidad	127 368	4,37	5 août 2008
(51 personnes)	88 370	5,41	20 novembre 2008
	84 500	8,25	17 mars 2000
	300 238		
Total	1 706 009		

À l'assemblée, les porteurs de parts seront priés d'approuver et de ratifier l'octroi des droits conditionnels. Si la résolution n'est pas approuvée, les droits conditionnels seront annulés. En outre, si la résolution antérieure visant à approuver la modification n'est pas approuvée à l'assemblée, la direction a l'intention de retirer cette résolution portant sur l'approbation de l'octroi des droits conditionnels et tous ces droits conditionnels seront annulés.

Le libellé de la résolution est énoncé à l'annexe C. L'approbation et la ratification des droits conditionnels se fait au moyen d'une résolution ordinaire qui doit être adoptée à 50 % plus une voix des voix exprimées par les porteurs de parts ayant le droit de voter qui assistent à l'assemblée ou qui y sont représentés par procuration et qui votent à l'égard de la résolution.

À moins qu'elles n'y soient pas autorisées, les personnes nommées au formulaire de procuration entendent voter en faveur de la résolution énoncée à l'annexe C.

LE FIDUCIAIRE

Le fiduciaire

Valiant Trust Company (le *fiduciaire*) est le fiduciaire de la Fiducie. Le fiduciaire est chargé notamment d'accepter les souscriptions de parts et d'émettre les parts aux termes de celles-ci, de tenir les livres et registres de la Fiducie, d'effectuer le paiement des distributions aux porteurs de parts et de fournir dans les délais des rapports aux porteurs de parts. L'acte de fiducie prévoit que le fiduciaire exerce ses pouvoirs et remplit ses fonctions aux termes de celui-ci honnêtement, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, dans le cadre de ceux-ci, apporte le degré de soin, de diligence et de compétence qu'un fiduciaire raisonnablement prudent apporterait dans des circonstances comparables.

Le mandat initial du fiduciaire se poursuit jusqu'à la fin de la troisième assemblée annuelle des porteurs de parts. Par la suite, le fiduciaire est nommé de nouveau ou est remplacé tous les trois ans selon le vote exprimé à la majorité des voix à une assemblée des porteurs de parts. Le fiduciaire peut démissionner moyennant un avis de 60 jours à la Fiducie. Le fiduciaire peut également être destitué au moyen d'une résolution spéciale des porteurs de parts. La démission ou la destitution prend effet dès l'acceptation ou la nomination d'un successeur.

Délégation d'autorité, gestion et gouvernance de la Fiducie

Le conseil d'administration de Trinidad s'est vu déléguer de manière générale la supervision de la gestion et des affaires internes de la Fiducie, l'administration et la prestation de ces services étant en fait réalisées par la direction de Trinidad.

RÉMUNÉRATION DES HAUTS DIRIGEANTS

Acte de fiducie

La Fiducie a été constituée aux termes de l'acte de Fiducie et est régie par celui-ci. La Fiducie est gérée par le conseil d'administration et les membres de la haute direction de Trinidad, non par un tiers, et la Fiducie ne verse aucuns frais de gestion.

Tableau sommaire de la rémunération

Trinidad compte trois hauts dirigeants. Le tableau suivant fait état de la rémunération que Trinidad a versée au cours des exercices terminés les 31 décembre 2001, 2002 et 2003 à son chef de la direction, aux deux autres hauts dirigeants les mieux rémunérés et à son ancien président (qui fait maintenant fonction de conseiller) (les *hauts dirigeants nommés*). La rémunération globale versée aux autres hauts dirigeants au cours de l'exercice terminé le 31 décembre 2003 a été nulle. Les tableaux qui suivent donnent le détail des volets précis de cette rémunération :

		Rémunération annuelle			Rémunération à long terme			
					Primes		Paiements	
Nom et poste principal	Exercice terminé le	Salaire ($)	Prime ($)	Autre rémunération annuelle et autres honoraires, commissions, etc. ($)	Titres visés par des droits ou des DPVA octroyés (nombre)	Actions à négociation restreinte ou unités d'actions à négociation restreinte ($)	Paiements aux termes du régime d'intéressement à long terme ($)	Toute autre rémunération ($)
Michael E. Heier	31 déc. 2003	120 000	305 667	3 000	335 909	Aucune	Aucun	Aucune
Président du conseil	31 déc. 2002	120 000	Aucune	Aucun	9 500	Aucune	Aucun	Aucune
Chef de la direction	31 déc. 2001	120 500	Aucune	Aucun	51 409	Aucune	Aucun	Aucune
Lyle C. Whitmarsh[1]	31 déc. 2003	165 000	305 667	6 628	301 371	Aucune	Aucun	Aucune
Président	31 déc. 2002	127 500	15 000	Aucun	23 950	Aucune	Aucun	Aucune
	31 déc. 2001	142 350	Aucune	Aucun	Aucun			
Brent J. Conway[2]	31 déc. 2003	120 000	305 667	3 672	287 224	Aucune	Aucun	1 000
Chef des finances	31 déc. 2002	120 000	15 000	Aucun	102 000	Aucune	Aucun	Aucune
	31 déc. 2001	13 096	Aucune	Aucun	Aucun	Aucune	Aucun	Aucune
Marvin J. Jones[3]	31 déc. 2002	120 000	Aucune	Aucun	6 000	Aucune	Aucun	Aucune
Conseiller	31 déc. 2001	111 300	Aucune	Aucun	Aucun	Aucune	Aucun	Aucune

Notes :

(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.

(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.

(3) M. Jones a pris sa retraite à titre de président le 1er novembre 2002. Le 30 avril 2002, M. Jones a cessé d'offrir ses services à titre de conseiller de Trinidad.

(4) Chaque haut dirigeant nommé peut participer avec d'autres employés au régime d'achat d'actions sous forme de REER collectif à l'intention des employés. Voir « Régime d'achat d'actions sous forme de REER collectif à l'intention des employés ».

Régime d'achat d'actions sous forme de REER collectif à l'intention des employés

Avec prise d'effet le 1er février 2003, Trinidad a lancé un régime d'achat d'actions sous forme de REER collectif à l'intention des employés (le *régime collectif*). L'objectif du régime collectif est d'offrir aux employés un programme d'achat périodique de parts dans le marché. Afin de participer au régime collectif, l'employé doit apporter une cotisation minimale d'au plus 1 % du revenu mensuel à son régime de REER ou à celui de son conjoint. Trinidad

contribuera par la suite un montant correspondant à la cotisation mensuelle périodique de l'employé à concurrence de 1 % du revenu mensuel au régime de REER de l'employé ou du conjoint de l'employé.

Régime d'options d'achat d'actions

La Fiducie avait par le passé un régime d'options d'achat d'actions (le *régime d'options*), qui prévoyait l'octroi d'options d'achat d'actions de Trinidad (les *options*). Conformément au régime d'options, à la réalisation du plan d'arrangement dont il est question dans la circulaire de sollicitation de procurations en vue de l'assemblée extraordinaire des actionnaires de Trinidad tenue le 17 septembre 2002, les options d'achat d'actions de Trinidad octroyées aux termes du régime d'options ont été converties en options d'achat de parts selon les mêmes conditions. En 2003, la Fiducie a adopté un régime d'intéressement pour remplacer le régime d'options, qui est décrit en détail ci-dessous sous la rubrique « Régime de primes sous forme de droits de souscription de parts de fiducie ». Toutes les options octroyées aux termes du régime d'options avant le 9 juin 2003 demeureront toutefois en cours de validité jusqu'à leur expiration mais aucune autre option ne sera accordée aux termes du régime d'options. Au 31 décembre 2003, il y avait, au total, 352 094 options en cours de validité ayant un prix de levée allant de 1,58 $ à 2,25 $ et des dates d'expiration allant du 4 mai 2006 au 24 mai 2007.

Aucune option n'a été octroyée aux hauts dirigeants nommés aux termes du régime d'options pendant le dernier exercice complet de la Fiducie. Le tableau suivant présente la valeur de toutes les options visant des parts levées par les hauts dirigeants nommés au cours de l'exercice terminé le 31 décembre 2003, calculée comme l'écart entre le cours de clôture des parts à la TSX à la date de la levée et le prix de levée des options. Les hauts dirigeants nommés détenaient 239 359 options non levées au 31 décembre 2003.

Levée totale d'options
au cours du dernier exercice complet
et valeur des options à la fin de l'exercice

	Levée d'options en 2003		Options non levées au 31 décembre 2003		Valeur des options en jeu au 31 décembre 2003	
Nom et poste principal	**Titres acquis à la levée (nombre)**	**Valeur totale réalisée ($)**	**Pouvant être levées**	**Ne pouvant être levées**	**Pouvant être levées**	**Ne pouvant être levées**
Michael E. Heier Président du conseil et chef de la direction	89 191	257 401	57 742	3 167	267 548 $	16 562 $
Lyle C. Whitmarsh[(1)] Président	Aucun	Aucune	33 950	5 000	161 512 $	26 150 $
Brent J. Conway[(2)] Chef des finances	Aucun	Aucune	68 667	34 333	313 120 $	179 563 $
Marvin Jones[(3)] Conseiller	66 963	69 258	Aucune	Aucune	Aucune	Aucune

Notes :
(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.
(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.
(3) M. Jones a pris sa retraite à titre de président le 1er novembre 2002, et il a offert ses services à Trinidad à titre de conseiller jusqu'au 30 avril 2002.

Régime de primes sous forme de droits de souscription de parts de fiducie

Avec prise d'effet le 2 mai 2003, le conseil d'administration de Trinidad a adopté un régime d'intéressement aux termes duquel des droits de souscription de parts de fiducie peuvent être octroyés aux administrateurs, dirigeants, employés et conseillers de la Fiducie, de Trinidad et des membres de leur groupe. Le 9 juin 2003, les porteurs de parts ont approuvé l'adoption du régime d'intéressement. Le régime d'intéressement vise à offrir des incitatifs à long

terme efficaces à ces personnes et à les récompenser en fonction du rendement à long terme des parts et des distributions de la Fiducie, tenant ainsi compte du rendement global pour les porteurs de parts.

Un total de 763 979 parts sont réservées à des fins d'émission de droits aux termes du régime d'intéressement. Les conditions du régime d'intéressement sont présentées ci-dessous.

Des droits sont octroyés aux termes du régime d'intéressement pour permettre aux administrateurs, dirigeants, employés et conseillers de la Fiducie, des membres de son groupe et des parties reliées engagées dans la direction de Trinidad de prendre part à l'essor et au développement de la Fiducie.

Le nombre total de parts pouvant être octroyées à un porteur de droits donné aux termes du régime d'intéressement ne peut excéder 5 % des parts en circulation, le nombre maximal de parts pouvant être réservées à des fins d'émission aux initiés aux termes du régime d'options ne peut excéder 10 % des parts en circulation et le nombre total de droits pouvant être octroyés à un initié donné ne peut excéder 5 % des parts émises et en circulation.

Le conseil d'administration de Trinidad gère le régime d'intéressement, sous réserve des politiques de la TSX. Le conseil d'administration choisit, à son gré, les personnes à qui des droits seront octroyés, le nombre de droits à octroyer, le prix d'exercice des droits ainsi que les conditions et les délais d'exercice des droits; cependant, les droits peuvent être exercés pendant au plus cinq ans suivant la date de l'octroi et le prix d'exercice de ces droits ne peut être inférieur au cours de clôture des parts à la TSX la veille de l'octroi.

Sous réserve d'une résolution adoptée par le conseil d'administration indiquant autrement et de la condition énoncée dans la phrase suivante, un droit expire dès que son porteur cesse de faire fonction d'administrateur, de dirigeant, d'employé ou de conseiller de Trinidad. Malgré ce qui précède, si Trinidad met fin à l'emploi du porteur de droits sans motif valable ou si celui-ci meurt, lui-même ou son représentant successoral, selon le cas, pourra exercer les droits dans les 90 jours suivant la date du décès ou de la cessation d'emploi ou de fonction d'administrateur, dans la mesure où les droits n'ont pas expiré avant cette date et où ils sont dévolus selon leurs conditions.

Aux termes du régime d'intéressement, les distributions par part versées aux porteurs de parts dans un trimestre civil qui représentent un rendement de plus de 2,0 % de la valeur comptable nette des immobilisations de la Fiducie à la fin de ce trimestre civil donneraient lieu à une réduction du prix d'exercice des droits, au choix du porteur des droits, qui envoie un avis à la Fiducie au moment de l'exercice du droit. Le régime d'intéressement serait géré par le conseil d'administration de Trinidad qui pourrait aussi modifier à l'occasion le seuil de 2,0 % en fonction de sa perception de la conjoncture et, s'il le juge opportun, établir un prix minimal pour l'émission de parts à l'exercice des droits.

Le régime d'intéressement contient les dispositions habituelles de rajustement et antidilution en cas d'une fusion par absorption, d'une fusion par création d'une entité nouvelle, d'un arrangement ou de la vente de la quasi-totalité de l'actif de Trinidad ou si les parts font l'objet d'une division, d'un regroupement ou d'une redésignation. En outre, le régime d'intéressement prévoit, à moins que le conseil d'administration n'en décide autrement, l'abrègement de la période de dévolution des droits octroyés si une proposition non sollicitée est faite à l'égard de Trinidad ou de la Fiducie ou si une offre publique d'achat qui n'est pas dispensée des exigences visant les offres publiques d'achat de la *Securities Act* (Alberta) est faite à l'égard des parts.

Octrois de droits pendant l'exercice terminé le 31 décembre 2003

Le tableau suivant fait état des droits octroyés aux hauts dirigeants nommés pendant le dernier exercice complet de la Fiducie :

Octrois de droits pendant le dernier exercice complet

Nom et poste principal	Titres visés par des droits octroyés	% de tous les droits octroyés aux employés pendant l'exercice	Prix d'exercice ou de base ($/droit)	Valeur marchande des parts sous-jacentes aux droits à la date de l'octroi	Date d'expiration
Michael E. Heier	127 659	17,6 %	2,78 $	2,78 $	2 mai 2008
Président du conseil et	122 076		4,37 $	4,40 $	5 août 2008
chef de la direction[3]	86 174		5,41 $	5,75 $	20 novembre 2008
Lyle C. Whitmarsh[1]	107 542	15,8 %	2,78 $	2,78 $	2 mai 2008
Président[3]	110 496		4,37 $	4,40 $	5 août 2008
	83 333		5,41 $	5,75 $	20 novembre 2008
Brent J. Conway[2][3]	99 269	15,0 %	2,78 $	2,78 $	2 mai 2008
Chef des finances	107 147		4,37 $	4,40 $	5 août 2008
	80 808		5,41 $	5,75 $	20 novembre 2008

Notes :

(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.

(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.

(3) Les droits octroyés le 5 août 2003 et le 20 novembre 2003 sont des droits conditionnels. Les droits conditionnels sont assujettis à l'approbation et à la ratification par les porteurs de parts. Voir « Questions devant être soumises à l'assemblée – 6. Ratification de l'octroi de certains droits ».

Exercice de droits pendant l'exercice terminé le 31 décembre 2003

Le tableau qui suit fait état, à l'égard des hauts dirigeants nommés, du nombre de parts acquises par suite de l'exercice de droits pendant l'exercice terminé le 31 décembre 2003, s'il en est, de la valeur globale réalisée à l'exercice, s'il en est, et du nombre de parts visées par des droits non exercés aux termes du régime d'intéressement au 31 décembre 2003. La valeur réalisée à l'exercice, s'il en est, s'entend de l'écart entre la valeur marchande des parts, selon le cas, à la date de l'exercice et le prix d'exercice ou de base du droit. La valeur des droits en jeu à la fin de l'exercice, s'il en est, correspond à l'écart entre le prix d'exercice ou de base des droits et la valeur marchande des parts le 31 décembre 2003.

Exercices de droits globaux pendant le dernier exercice complet et valeur des droits en fin d'exercice

Exercices de droits en 2003			Droits non exercés au 31 décembre 2003		Valeur des droits en jeu au 31 décembre 2003	
Nom et poste principal	**Titres acquis à l'exercice (nombre)**	**Valeur globale réalisée ($)**	**Pouvant être exercés**	**Ne pouvant être exercés**	**Pouvant être exercés**	**Ne pouvant être exercés**
Michael E. Heier Président du conseil et chef de la direction	Aucun	Aucune	167 955	167 954	466 487 $	466 485 $
Lyle C. Whitmarsh[1] Président	Aucun	Aucune	150 686	150 685	409 835 $	409 835 $
Brent J. Conway[2] Chef des finances	Aucun	Aucune	143 612	143 612	387 313 $	387 311 $

Notes :

(1) Lyle C. Whitmarsh a été nommé président le 1er novembre 2002; auparavant, il faisait fonction de directeur général, Exploitation depuis août 2001.

(2) Brent J. Conway a été nommé chef des finances le 26 novembre 2001.

Contrats d'emploi

Trinidad a conclu des contrats d'emploi (les *contrats d'emploi des hauts dirigeants*) avec prise d'effet en date du 28 février 2003 avec trois des hauts dirigeants nommés (les *hauts dirigeants*), comme il est indiqué ci-dessous. Exception faite des tâches précises attribuées à chaque haut dirigeant et de ce qui est indiqué ci-dessous, les dispositions importantes des contrats d'emploi des hauts dirigeants sont essentiellement identiques. Chaque contrat d'emploi des hauts dirigeants est d'une durée illimitée, à moins que Trinidad ou le haut dirigeant n'y mette fin conformément à ses dispositions de la façon énoncée ci-dessous.

Pour l'exercice terminé le 31 décembre 2003 et aux termes de leur contrat d'emploi des hauts dirigeants respectif, M. Michael E. Heier, président du conseil et chef de la direction, M. Lyle C. Whitmarsh, président, et M. Brent J. Conway, chef des finances, ont touché un salaire de base annuel, versé mensuellement, de 120 000 $, 165 000 $ et 120 000 $ respectivement. Ces salaires de base annuels sont soumis à un examen annuel effectué par le comité de rémunération de Trinidad. Pour l'exercice 2004, les salaires de base annuels de M. Heier, de M. Whitmarsh et de M. Conway ont été augmentés à 210 000 $, à 200 000 $ et à 155 000 $ respectivement. En outre, chaque haut dirigeant a le droit, au gré de Trinidad, de toucher des primes et de participer au régime d'intéressement.

Chaque contrat d'emploi des hauts dirigeants sera résilié en cas de décès ou d'incapacité du haut dirigeant. De même, le haut dirigeant peut mettre fin à son contrat volontairement moyennant un préavis d'un mois donné à Trinidad. En outre, Trinidad peut résilier chaque contrat d'emploi des hauts dirigeants pour un motif valable à tout moment. Trinidad peut résilier chaque contrat d'emploi des hauts dirigeants sans motif valable à tout moment moyennant un préavis, une indemnité tenant lieu de préavis, ou une combinaison des deux, en fonction d'un délai de préavis de 24 mois. L'indemnité tenant lieu de préavis comprend un montant forfaitaire qui est fonction de la durée du délai de préavis et du salaire de base annuel du haut dirigeant à ce moment-là, et un montant forfaitaire correspondant au coût, pour Trinidad, des avantages offerts à ce haut dirigeant pendant un an.

Si un changement de contrôle (au sens des contrats d'emploi des hauts dirigeants) de Trinidad ou de la Fiducie survient, le haut dirigeant peut, dans les six mois suivant la date de prise d'effet de ce changement de contrôle, remettre à Trinidad un préavis écrit de 30 jours de son intention de mettre fin à son emploi pour un motif valable (au sens des contrats d'emploi des hauts dirigeants, y compris l'attribution de tâches incompatibles, une baisse de salaire et un déménagement). À la réception de cet avis, Trinidad verse au haut dirigeant un paiement comprenant les sommes auxquelles il avait droit, un paiement correspondant à son salaire de base annuel courant pour un délai de préavis de 24 mois et le montant forfaitaire représentant le coût, pour Trinidad, des avantages qui lui sont offerts

pendant un an. Si Trinidad met fin à l'emploi d'un haut dirigeant sans motif valable dans les 90 jours précédant ou suivant un changement de contrôle, le haut dirigeant sera indemnisé de la façon indiquée au présent paragraphe.

Chaque haut dirigeant s'est engagé à ne pas, pendant la durée son emploi et dans l'année qui suit la cessation de son emploi, communiquer avec un employé ou un dirigeant de Trinidad pour lui offrir un autre emploi ou des possibilités d'affaires. Chaque haut dirigeant a aussi convenu de ne pas solliciter le clients de Trinidad et de ne pas s'engager dans une entreprise commerciale qui fait concurrence, directement ou indirectement, à l'entreprise de Trinidad pendant la durée de son emploi et pendant les six mois qui suivent la cessation de son emploi.

Rémunération des administrateurs

Outre les droits qui peuvent être octroyés aux administrateurs, dirigeants et employés de Trinidad aux termes du régime d'intéressement (voir « Rémunération des hauts dirigeants – Régime de primes sous forme de droits de souscription de parts de fiducie »), pendant l'année terminée le 31 décembre 2003, quatre des administrateurs non dirigeants de Trinidad ont reçu des jetons de présence totalisant 30 000 $ et un administrateur non dirigeant a reçu des jetons de présence totalisant 20 000 $. Les administrateurs qui sont également membres de la direction ne touchent aucune autre rémunération lorsqu'ils agissent à ce titre. Trinidad rembourse les administrateurs des dépenses qu'ils engagent pour s'acquitter de leurs fonctions à ce titre.

RAPPORT SUR LA RÉMUNÉRATION DE LA HAUTE DIRECTION

Composition du comité de rémunération

Le comité de rémunération est composé de deux administrateurs non dirigeants et du chef de la direction de Trinidad. Au cours du dernier exercice complet, le comité de rémunération était composé de MM. Kevin Bennett, John Friesen et Michael Heier. M. Bennett a fait fonction de président du comité de rémunération.

Rapport sur la rémunération de la haute direction

Le programme de rémunération de la haute direction de Trinidad est conçu pour créer un juste équilibre entre une rémunération compétitive et la valeur pour les porteurs de parts. Les objectifs du programme de rémunération sont les suivants :

- offrir une rémunération compétitive qui est comparable à celle offerte par des sociétés semblables et assurer la fidélisation des hauts dirigeants;
- assurer que les hauts dirigeants soient rémunérés selon un incitatif qui correspond aux intérêts à long terme des porteurs de parts;
- offrir des incitatifs à long terme par l'entremise de droits afin de faire correspondre les intérêts des hauts dirigeants à ceux des porteurs de parts.

Salaire de base

Le salaire de base des dirigeants de Trinidad est fixé en fonction d'une analyse comparative d'autres sociétés ouvertes et fiducies qui sont exploitées dans la même industrie. Le comité de rémunération tente d'adopter une politique de rémunération des hauts dirigeants équilibrée en offrant des régimes d'intéressement à court et à long terme liés au rendement. Pour ce qui est des incitatifs à long terme tel le régime d'intéressement, le comité de rémunération évalue le rendement passé, les droits détenus actuellement ainsi que les postes occupés. Chaque poste de direction est revu annuellement pour ce qui est du salaire, de la prime, des incitatifs à long terme (comme les droits) et du rendement réel. Après l'examen, le comité de rémunération présente une recommandation formelle au conseil d'administration.

Incitatifs à long terme

Un élément essentiel de la stratégie de rémunération de Trinidad est un régime d'intéressement à long terme. Le régime d'intéressement procure à tous les employés, y compris les hauts dirigeants, la possibilité de participer à

l'augmentation de la valeur marchande des parts. L'octroi de droits est fondé sur le poste et le rendement. L'objectif du régime d'intéressement est de faire correspondre les intérêts des employés à ceux des porteurs de parts.

Rémunération du chef de la direction

Le chef de la direction de Trinidad est rémunéré en fonction du rendement de même que de jalons opérationnels et financiers. Chaque année, le comité de rémunération examine les niveaux d'intéressement et la rémunération annuelle et les compare à la rémunération du chef de la direction des concurrents de Trinidad. Cette comparaison s'effectue grâce à des renseignements publics sur les concurrents de Trinidad et des sondages sur les salaires effectués au sein de l'industrie.

TITRES AUTORISÉS À DES FINS D'ÉMISSION AUX TERMES DES RÉGIMES DE RÉMUNÉRATION SOUS FORME DE TITRES DE PARTICIPATION

Le tableau suivant présente un sommaire général de tous les régimes de rémunération déjà approuvés par les porteurs de parts au 31 décembre 2003. Ni la Fiducie ni Trinidad ont des régimes de rémunération qui ne sont pas déjà approuvés par les porteurs de parts.

Renseignements sur les régimes de rémunération sous forme de titres de participation

Catégorie de régime	Nombre de titres à émettre à la levée des options en cours de validité et à l'exercice des droits en circulation[1] (a)	Prix de levée moyen pondéré des options en cours de validité et prix d'exercice moyen pondéré des droits en circulation (b)	Nombre de titres restant disponibles à des fins d'émission future aux termes des régimes de rémunération sous forme de titres de participation (à l'exclusion des titres présentés à la colonne (a))
Régimes de rémunération sous forme de titres de participation approuvés par les porteurs de titres	2 510 051	4,89 $	Aucun

Note :

(1) Le régime d'options a été remplacé par le régime d'intéressement, qui a pris effet le 2 mai 2003. Voir « Rémunération des hauts dirigeants – Régime d'options d'achat d'actions », « Rémunération des hauts dirigeants – Régime de prime sous forme de droits de souscription de parts de fiducie » et « Questions devant être soumises à l'assemblée – 5. Modification du régime de primes sous forme de droits de souscription de parts de fiducie ». Les options aux termes du régime d'options demeureront en cours de validité jusqu'à ce qu'elles soient levées ou annulées ou qu'elles aient expiré.

ÉNONCÉ DES PRATIQUES DE GOUVERNANCE D'ENTREPRISE

Chaque émetteur inscrit à la cote de la TSX doit présenter, sur une base annuelle, sa philosophie en matière de gouvernance d'entreprise par rapport aux 14 lignes directrices que la TSX a adoptées en 1995. En raison de l'importance accrue attachée à la gouvernance d'entreprise, la TSX révise présentement ses lignes directrices en matière de régie d'entreprise. Le tableau suivant indique que la Fiducie respecte les 14 lignes directrices existantes, et présente une explication des différences entre les pratiques de la Fiducie et les lignes directrices.

Comme la Fiducie est une fiducie, sa structure de gouvernance d'entreprise n'est pas la même que celle d'une société traditionnelle. Le conseil d'administration de Trinidad est chargé de la gouvernance de la Fiducie.

Voir l'annexe D pour l'énoncé des pratiques en matière de gouvernance d'entreprise de la Fiducie.

GRAPHIQUE DU RENDEMENT

Le graphique suivant fait état de la comparaison entre le rendement total cumulatif pour les porteurs de parts en supposant un placement de 100 $ dans les parts de la Fiducie depuis qu'elle s'est inscrite à la cote en octobre 2000 comparativement à l'indice composé TSX 300 pendant la période pertinente.



600
500
400
300
200
100
0
2000
2001
2002
2003
Rendement de la Fiducie
Indice TSX 300

	2000	2001	2002	2003
Rendement de la Fiducie	100 $	89 $	153 $	486 $
Indice TSX 300	100 $	86 $	74 $	92 $

PRÊTS AUX ADMINISTRATEURS ET AUX HAUTS DIRIGEANTS

À la connaissance de la direction de Trinidad, depuis le début du dernier exercice complet de la Fiducie, aucun administrateur ni haut dirigeant de Trinidad ni aucun membre de leur groupe ni aucune personne ayant un lien avec eux n'a de prêt impayé consenti par Trinidad.

ADMINISTRATEURS ET DIRIGEANTS INTÉRESSÉS

Intérêt de la direction dans des opérations importantes

À la connaissance du conseil d'administration et de la direction de Trinidad, aucun initié de la Fiducie, aucun administrateur ni haut dirigeant de Trinidad ni aucune personne ayant un lien avec eux n'a d'intérêt, direct ou indirect, dans une opération importante avec Trinidad ou la Fiducie, ou les deux, depuis le début du dernier exercice ou dans une opération envisagée qui a influé ou qui pourrait influer considérablement sur Trinidad ou la Fiducie ou les deux.

Personnes physiques ou morales intéressées dans les questions soumises à l'assemblée

À la connaissance du conseil d'administration et de la direction de Trinidad, aucun administrateur ni haut dirigeant de Trinidad ni aucune personne qui a occupé un tel poste depuis le début du dernier exercice ni aucun membre de leur groupe ni aucune personne ayant un lien avec eux n'a d'intérêt important dans une question qui doit être soumise à une décision de l'assemblée, exception faite de ce qui est indiqué aux présentes.

AUTRES QUESTIONS

À la date de la présente circulaire, le conseil d'administration et la direction de Trinidad n'ont connaissance d'aucune modification ni d'aucune autre question devant être soumise à l'assemblée, à l'exception des questions énumérées dans l'avis de convocation. Toutefois, si une autre question devait être dûment soumise à l'assemblée, les droits de vote se rattachant aux procurations ci-jointes seront exercés à l'égard de celles-ci selon le bon jugement de la personne qui les exerce.

Les administrateurs de Trinidad ont approuvé le contenu de la présente circulaire et autorisé son envoi.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires relativement à la Fiducie sont disponibles sur SEDAR à l'adresse www.sedar.com. Des renseignements financiers sont fournis dans les états financiers comparatifs et le rapport de gestion de la Fiducie pour son dernier exercice complet.

ATTESTATION

Le texte qui précède ne contient aucune déclaration fausse d'un fait important ni n'omet d'énoncer un fait important dont l'énoncé est requis ou qui est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite.

pour : TRINIDAD ENERGY SERVICES INCOME TRUST
Trinidad Drilling Ltd.

Le chef de la direction,	Le chef des finances,
(signé) Michael Heier	(signé) Brent J. Conway

Le 11 mai 2004

ANNEXE A

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE TRINIDAD ENERGY SERVICES INCOME TRUST
(la *Fiducie*)

OBJET : **Approbation préalable de placements privés par les porteurs de parts**

ATTENDU QUE la Fiducie a établi qu'il est dans son intérêt d'obtenir l'approbation préalable des porteurs de parts de la Fiducie (les *porteurs de parts*) en prévision de placements privés pouvant dépasser les règles de la Bourse de Toronto qui ne permettent l'émission, dans le cadre de certains types d'opérations de placement privé effectuées pendant une période donnée de six mois, que d'un maximum de 25 % du nombre de parts de fiducie en circulation (avant dilution) compte non tenu de l'opération en l'absence de l'approbation des porteurs de parts (la *règle de 25 % de la TSX*);

PAR CONSÉQUENT, IL EST RÉSOLU QUE :

1. la Fiducie est autorisée à procéder à un ou plusieurs placements privés au cours des 12 prochains mois à l'issue desquels le nombre de parts de fiducie du capital de la Fiducie (les *parts*) émis ou susceptible d'être émis, compte tenu des parts pouvant être émises à la levée d'options ou à l'exercice de bons de souscription ou d'autres droits octroyés dans le cadre des placements privés, dépassera la règle de 25 % de la TSX, mais pas 75 % des parts en circulation au 1er mai 2004, à savoir 32 306 335 parts;

2. l'autorisation énoncée au paragraphe 1 est assujettie aux restrictions supplémentaires suivantes applicables à un placement privé auquel la Fiducie peut procéder aux termes de l'approbation préalable demandée, soit le placement privé :

   a) doit être effectué dans une large mesure avec des parties transigeant sans lien de dépendance avec la Fiducie,

   b) ne peut influer considérablement sur le contrôle de la Fiducie,

   c) doit être réalisé dans une période de 12 mois suivant la date d'obtention de l'approbation des porteurs de parts,

   d) doit respecter les règles de fixation du prix de la Bourse de Toronto applicables dans le cadre d'un placement privé;

3. un dirigeant ou un administrateur de Trinidad Drilling Ltd. (*Trinidad*) reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

4. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts ou sans obtenir leur approbation.

ANNEXE B

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE TRINIDAD ENERGY SERVICES INCOME TRUST
(la *Fiducie*)

OBJET : **Modification du régime de primes sous forme de droits de souscription de parts de fiducie**

ATTENDU QUE le conseil d'administration de Trinidad Drilling Ltd. (*Trinidad*) souhaite modifier le nombre de parts de fiducie de la Fiducie (les *parts*) disponibles à des fins d'octroi de droits aux termes de son régime de primes sous forme de droits de souscription de parts de fiducie (le *régime d'intéressement*) plus amplement décrit dans la circulaire de la Fiducie datée du 11 mai 2004;

PAR CONSÉQUENT, IL EST RÉSOLU, à titre de résolution ordinaire, que :

2. la Fiducie est autorisée par les présentes à modifier l'article 4 du régime d'intéressement de sorte que le nombre total de parts disponible à des fins d'émission de droits aux termes du régime d'intéressement corresponde à environ 10 % des parts émises et en circulation de la Fiducie, en supprimant intégralement l'article 4 et en le remplaçant par celui qui suit :

   « **[TRADUCTION] 4. Parts visées par le régime**

   > Des droits peuvent être octroyés à l'égard des parts autorisées et non émises, pourvu que le nombre total des parts réservé à des fins d'émission aux termes du présent régime, sous réserve des rajustements ou de l'augmentation de ce nombre aux termes de l'article 8, ne dépasse pas 2 459 419 parts. Les parts à l'égard desquelles des droits ne sont pas exercés sont disponibles à des fins de droits ultérieurs aux termes du régime. Aucune fraction de parts ne peut être acquise ou émise aux termes du régime. »

3. un dirigeant ou un administrateur de Trinidad reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

4. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts de la Fiducie ou sans obtenir leur approbation.

ANNEXE C

RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE TRINIDAD ENERGY SERVICES INCOME TRUST (la *Fiducie*)

OBJET : **Approbation et ratification de l'octroi de certains droits**

ATTENDU QUE le conseil d'administration de Trinidad Drilling Ltd. (*Trinidad*) a conditionnellement octroyé certains droits à des administrateurs, des dirigeants, des employés et des conseillers de Trinidad (les *droits*);

ATTENDU QUE, à la date des présentes, les porteurs de parts de la Fiducie ont approuvé une augmentation du nombre de parts réservées à des fins d'émission aux termes du régime de primes sous forme de droits de souscription de parts de fiducie (le *régime d'intéressement*);

PAR CONSÉQUENT, IL EST RÉSOLU à titre de résolution ordinaire que :

1. l'octroi d'un total de 1 706 009 droits à certains administrateurs, dirigeants, employés et conseillers de Trinidad aux termes du régime d'intéressement, tel qu'il est décrit en détail dans la circulaire de la Fiducie datée du 11 mai 2004, est par les présentes approuvé, ratifié et confirmé;

2. un dirigeant ou un administrateur de Trinidad reçoit par les présentes l'autorisation et les directives, au nom de la Fiducie, de signer tous les documents, de poser tous les gestes et de prendre toutes les mesures qu'il croit être nécessaires ou souhaitables pour que la présente résolution produise ses effets, y compris observer toutes les lois et tous les règlements sur les valeurs mobilières et les bourses;

3. les administrateurs de Trinidad peuvent, à leur gré, révoquer cette résolution avant sa mise en œuvre sans transmettre d'autres avis aux porteurs de parts de la Fiducie ou sans obtenir leur approbation.

ANNEXE D

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE D'ENTREPRISE

La description suivante des pratiques de la Fiducie en matière de gouvernance d'entreprise est fournie comme l'exige la Bourse de Toronto (la *TSX*) et fait référence aux lignes directrices que la TSX a adoptées en 1995. Voir le tableau suivant pour des renseignements sur la gouvernance d'entreprise de la Fiducie et, plus particulièrement, la réaction de cette dernière aux lignes directrices en matière de régie d'entreprise de la TSX.

Observation des lignes directrices en matière de régie d'entreprise

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
1. Le conseil d'administration devrait assumer explicitement la responsabilité de gérance de la Fiducie, y compris :		
a) l'adoption d'un processus de planification stratégique;	Oui	a) Le conseil d'administration a assumé cette responsabilité et il s'en acquitte en se concentrant sur les objectifs opérationnels et financiers à long terme pendant ses réunions et lorsqu'il révise les possibilités de croissance.
b) l'identification des principaux risques associés à l'entreprise de la Fiducie et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques;	Oui	b) Le conseil d'administration examine régulièrement les principaux risques de son entreprise, y compris les risques financiers, opérationnels et de concurrence. Le conseil d'administration passe en revue des mesures commerciales visant à surveiller et à réduire au minimum les risques pour la Fiducie au moins à chaque année et, au besoin, aux réunions du conseil d'administration.
c) la planification de la relève, y compris la désignation, la formation et la supervision des hauts dirigeants;	Oui	c) Le conseil d'administration dans son ensemble est chargé de la planification de la relève.
d) une politique de communication de la Fiducie;	Oui	d) Le conseil d'administration supervise les relations avec les investisseurs et examine les rapports de la situation à chaque réunion. Plus particulièrement, le conseil d'administration approuve tous les documents d'information continue importants et les documents d'offre avant qu'ils soient déposés ou transmis aux porteurs de parts, y compris les notices annuelles, les circulaires de sollicitation de procurations, les états financiers et les prospectus.
e) l'intégrité des systèmes de contrôle interne et d'information de gestion de la Fiducie.	Oui	e) Le comité de vérification du conseil d'administration se charge des systèmes de contrôle interne et d'information de gestion. Dans le cadre de cet examen, le comité de vérification rencontre les vérificateurs de la Fiducie séparément.
2. Le conseil d'administration devrait être composé en majorité de personnes qui sont des administrateurs non reliés.	Oui	Le conseil d'administration est composé de six administrateurs, dont un seul est un administrateur relié.

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
3. Divulgation concernant les administrateurs non reliés au point 2.	Voir les commentaires	L'administrateur relié de Trinidad est Michael Heier, chef de la direction. Le conseil d'administration utilise la définition suivante de « non relié » : un *administrateur non relié* est un administrateur qui n'a pas été employé de Trinidad, ou qui n'a pas été engagé dans une opération importante avec Trinidad, au cours des deux dernières années.
4. Le conseil d'administration devrait nommer un comité d'administrateurs, composé exclusivement d'administrateurs externes, c.-à-d. d'administrateurs qui ne sont pas membres de la direction, et en majorité d'administrateurs non reliés, et charger ce comité de proposer au conseil de nouveaux candidats aux postes d'administrateur ainsi que d'évaluer les administrateurs régulièrement.	Voir les commentaires	Le conseil d'administration, dans son ensemble, dont tous les membres sauf un administrateur sont non reliés (comme il est indiqué ci-dessus), enquête sur les nouveaux candidats aux postes d'administrateur et les approuve et évalue chaque administrateur de façon continue.
5. Le conseil d'administration devrait mettre en œuvre une marche à suivre aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et de l'apport des différents administrateurs.	Voir les commentaires	Puisque le conseil d'administration est relativement petit (six administrateurs), il n'est pas encore doté d'un comité chargé d'évaluer le rôle et l'efficacité des membres du conseil d'administration. Le conseil d'administration peut surveiller l'efficacité des administrateurs individuellement et du conseil dans son ensemble en évaluant celle-ci pendant ses réunions.
6. Existence d'un programme d'orientation et de formation à l'intention des nouveaux membres du conseil.	Voir les commentaires	Bien qu'il n'y ait aucun programme en place, la direction veille à ce que les nouveaux administrateurs comprennent l'entreprise et les objectifs de la Fiducie ainsi que les risques qui sont reliés à celle-ci.
7. Examen de la taille du conseil d'administration et influence du nombre sur l'efficacité.	Oui	Le conseil d'administration est composé de six membres, ce qui suffit pour obtenir une diversité d'opinions et pour composer des comités. Trinidad croit que ses administrateurs présentent une juste combinaison de connaissances dans le secteur du forage et des sociétés ouvertes.
8. Montant de la rémunération et mode de rémunération des administrateurs qui reflètent d'une manière réaliste les responsabilités et le risque associés au fait d'être un administrateur efficace.	Oui	Au cours de l'exercice terminé le 31 décembre 2003, quatre administrateurs non dirigeants de Trinidad ont touché des jetons de présence totalisant 30 000 $ et un administrateur non dirigeant a touché des jetons de présence totalisant 20 000 $. Les administrateurs qui sont également membres de la direction ne touchent aucune rémunération. Les administrateurs peuvent également participer au régime de droits. Le conseil d'administration évalue annuellement le caractère adéquat de la rémunération des administrateurs. Il estime que la rémunération accordée aux administrateurs au cours de l'exercice terminé le 31 décembre 2003 est adéquate étant donné le calendrier des réunions et le travail demandé aux administrateurs.

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
9. Les comités du conseil d'administration devraient généralement être composés :		Le conseil d'administration a deux comités : le comité de vérification et le comité de rémunération.
a) d'administrateurs externes;	Voir les commentaires	Chaque comité du conseil d'administration est composé uniquement d'administrateurs externes, exception faite du comité de rémunération qui est composé de deux administrateurs externes et d'un administrateur interne.
b) d'une majorité d'administrateurs non reliés.	Oui	Chaque comité du conseil d'administration est composé en majorité d'administrateurs non reliés.
10. Responsabilité de mettre au point la démarche à suivre en ce qui concerne la question de régie d'entreprise de la Fiducie ou déléguer cette responsabilité générale à un comité.	Oui	Le conseil d'administration s'est chargé de mettre au point la démarche devant être suivie par la Fiducie en ce qui concerne la question de gouvernance d'entreprise. Le conseil d'administration a adopté une approche proactive face aux questions en matière de régie d'entreprise et celles-ci sont soulevées au besoin aux réunions du conseil.
11. Le conseil d'administration, conjointement avec le président et chef de la direction, devrait élaborer des descriptions de fonctions relativement aux membres du conseil et au chef de la direction, et y définir les limites des responsabilités de la direction. En outre, le conseil devrait approuver ou déterminer les objectifs généraux de la Fiducie que le président et chef de la direction doit atteindre.	Oui	Trinidad a adopté un guide des politiques qui énonce en détail les limites imposées à l'autorité de la direction et les questions nécessitant l'approbation du conseil d'administration. Ce guide énonce également les fonctions des hauts dirigeants de Trinidad.
12. Établissement de structures et de procédures pour assurer que le conseil d'administration peut fonctionner de manière indépendante de la direction.	Voir les commentaires	Tant le comité de vérification que le comité de rémunération se réunissent de manière indépendante de la direction et ont les ressources nécessaires pour prendre des décisions indépendantes. Le président du conseil d'administration, Michael E. Heier, est également chef de la direction de Trinidad. Le conseil d'administration n'a pas d'« administrateur principal ».
13. a) Le comité de vérification du conseil d'administration ne devrait être composé que d'administrateurs externes.	Oui	Le comité de vérification est composé d'administrateurs externes qui sont tous non reliés.
b) Les rôles et responsabilités du comité de vérification devraient être particulièrement définis de manière à adéquatement guider les membres du comité de vérification dans leurs fonctions.	Voir les commentaires	Le comité de vérification se réunit au moins quatre fois par année afin d'examiner les résultats trimestriels. Les rôles et les responsabilités des membres du comité de vérification ont été examinés avec chaque membre à l'aide des lignes directrices en matière de régie d'entreprise énoncées par la TSX.

LIGNES DIRECTRICES	OBSERVATION	COMMENTAIRES
c) Le comité de vérification devrait avoir des canaux de communication directs avec les vérificateurs internes et externes afin de discuter de questions précises le cas échéant et de les étudier.	Oui	Le comité de vérification communique avec les vérificateurs internes et externes au moins une fois par trimestre.
d) Les tâches du comité de vérification devraient comprendre la responsabilité générale des communications par la direction sur les contrôles internes et devraient assurer que la direction a conçu et mis en place un système efficace de contrôle interne.	Voir les commentaires	Le comité de vérification, avec la direction, a créé et maintient un système de contrôle interne.
14. Mise en oeuvre d'un système permettant à un administrateur donné d'engager un conseiller externe aux frais de la Fiducie lorsque les circonstances le justifient.	Oui	Le conseil d'administration permettra, lorsque les circonstances le justifient, à un administrateur donné d'engager un conseiller externe aux frais de la Fiducie.
15. Décisions nécessitant l'approbation du conseil d'administration.	Voir les commentaires	Le conseil d'administration prend toujours les décisions dans les domaines suivants : emprunts financiers, questions relatives aux titres de participation, budget, rémunération des dirigeants et dépenses importantes aux termes de la politique d'entreprise et de la stratégie commerciale.
16. Mise sur pied de procédés pour recevoir la rétroaction des porteurs de parts et y donner suite.	Voir les commentaires	Le chef des finances, de concert avec le chef de la direction, est chargé de donner suite aux demandes et aux préoccupations des porteurs de parts. Le chef des finances répond personnellement à toutes les demandes verbales et écrites des porteurs de parts.

BILANS CONSOLIDÉS

	31 mars 2004 (non vérifiés) $	31 décembre 2003 $
Actif		
Actif à court terme		
Encaisse	**5 114 292**	4 894 110
Comptes débiteurs	**29 766 983**	21 308 022
Charges payées d'avance	**585 705**	69 198
	35 466 980	26 271 330
Écart d'acquisition	**6 192 000**	-
Acomptes sur immobilisations	-	10 869 167
Immobilisations	**159 175 096**	102 917 660
Frais de financement reportés	**826 646**	882 836
	201 660 722	140 940 993
Passif		
Passif à court terme		
Comptes créditeurs	**10 098 116**	8 797 365
Distributions versées	**1 775 473**	1 257 745
Partie à court terme de la dette à long terme	**9 667 634**	7 081 819
	21 541 223	17 136 929
Dette à long terme	**32 527 098**	35 127 703
Impôts sur les bénéfices futurs	**12 856 933**	5 048 467
	66 925 254	57 313 099
Capitaux propres		
Capital des porteurs de parts	**128 592 066**	79 093 121
Surplus d'apport	**5 143 000**	3 242 000
Distributions cumulées	**(13 198 153)**	(8 906 325)
Bénéfices non répartis	**14 198 554**	10 199 098
	134 735 468	83 627 894
	201 660 722	140 940 993

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (non vérifiés)
Trimestres terminés les

	31 mars 2004	31 mars 2003
	$	$
Produits		
Produits d'exploitation	**32 219 567**	13 876 809
Charges		
Charges d'exploitation	**18 064 189**	8 814 969
Frais généraux et frais d'administration	**2 076 030**	962 078
Rémunération à base de parts	**2 557 000**	-
	22 697 219	9 777 047
Bénéfice avant intérêts, impôts et amortissement	**9 522 348**	4 099 762
Amortissement	**3 025 820**	962 001
Intérêts débiteurs	**720 024**	311 938
Bénéfice avant impôts sur les bénéfices	**5 776 504**	2 825 823
Impôts sur les bénéfices		
Impôts exigibles	**(160 582)**	(35 695)
Impôts futurs	**(1 616 466)**	(717 355)
Bénéfice net	**3 999 456**	2 072 773
Bénéfices non répartis au début de l'exercice	**10 199 098**	5 600 286
Bénéfices non répartis à la fin trimestre	**14 198 554**	7 673 059
Résultat par part		
De base	**0,14**	0,20
Dilué	**0,13**	0,20

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE (non vérifiés)
Trimestres terminés les

	31 mars 2004	31 mars 2003
	$	$
FLUX DE TRÉSORERIE LIÉS AUX		
ACTIVITÉS D'EXPLOITATION		
Bénéfice net du trimestre	**3 999 456**	2 072 773
Éléments hors trésorerie		
Amortissement	**3 025 820**	962 001
Rémunération à base de parts	**2 557 000**	-
Impôts sur les bénéfices futurs	**1 616 466**	717 355
Flux de trésorerie liés à l'exploitation	**11 198 742**	3 752 129
Variation nette des éléments hors caisse du fonds de roulement	**(8 949 591)**	(5 664 972)
	2 249 151	(1 912 843)
ACTIVITÉS D'INVESTISSEMENT		
Diminution des acomptes sur immobilisations	**10 869 167**	-
Acquisition d'Arrow Drilling	**(44 670 448)**	-
Augmentation des immobilisations	**(14 591 767)**	(423 425)
Produit des cessions	**35 149**	-
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**1 274 878**	-
	(47 083 021)	(423 425)
ACTIVITÉS DE FINANCEMENT		
(Diminution) augmentation de la marge de crédit	**-**	1 300 968
Augmentation (diminution) de la dette à long terme, montant net	**(14 790)**	1 243 380
Produit net des émissions de parts	**48 842 941**	102 887
Distribution aux porteurs de parts	**(4 291 827)**	(874 092)
Variation des éléments hors caisse du fonds de roulement, distributions à verser	**517 728**	-
	45 054 052	1 773 143
(Diminution) augmentation de l'encaisse pour le trimestre	**220 182**	(563 126)
Encaisse au début du trimestre	**4 894 110**	570 706
Encaisse à la fin du trimestre	**5 114 292**	7 580

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

1. CONVENTIONS COMPTABLES

Ces états financiers intermédiaires consolidés respectent les mêmes conventions et méthodes comptables que celles qui ont servi pour dresser les états financiers annuels de l'exercice terminé le 31 décembre 2003. Ces états financiers intermédiaires doivent être lus conjointement avec les états financiers annuels.

2. CARACTÈRE SAISONNIER

Exploitée dans l'Ouest canadien, Trinidad Energy Services Income Trust exerce ses activités dans le domaine du forage et de l'entretien de puits de pétrole et de gaz. Les activités de la Fiducie sont largement tributaires des saisons. La saison d'hiver, qui intègre le premier trimestre, est une période occupée puisque les sociétés de forage pétrolier et gazier tirent profit des conditions de gel pour déplacer les installations de forage dans des régions qui seraient sinon inaccessibles au matériel lourd à cause des conditions marécageuses. Le second trimestre englobe normalement une période lente désignée dégel du printemps. Au cours de cette période, les conditions de fonte entraînent la fermeture temporaire de certaines routes municipales, ce qui empêche le déplacement des appareils de forage. Les troisième et quatrième trimestres sont habituellement représentatifs des niveaux d'activité normaux.

3. ACQUISITION D'ACTIFS D'ARROW DRILLING

Le 15 mars 2004, Trinidad Drilling a acquis la quasi-totalité des actifs d'Arrow Drilling pour une contrepartie de 44,7 millions de dollars. La Fiducie a émis 4 096 154 parts à 7,80 $ la part en contrepartie d'un produit d'émission brut de 32,0 millions de dollars. La Fiducie a émis 2 307 692 actions échangeables à 7,80 $ la part aux actionnaires d'Arrow.

Les actions échangeables sont convertibles (au gré du porteur) en parts de fiducie en tout temps. Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui n'est pas émise dans le public et dont le ratio d'échange sera de un pour un au moment de l'émission. Les actions échangeables sont convertibles en parts de fiducie en tout temps pendant les cinq ans après l'émission selon un ratio d'échange qui est ajusté chaque fois que la Fiducie procède à une distribution aux porteurs de parts.

Immobilisations	44 671 000	$
Écart d'acquisition	6 192 000	
Impôts sur les bénéfices futurs	(6 192 000)	
Prix d'achat total	44 671 000	
Financé comme suit :		
Nouveaux capitaux amassés, déduction faite des frais d'émission	26 671 000	$
Actions échangeables	18 000 000	
	44 671 000	$

4. CAPITAL DES PORTEURS DE PARTS

Autorisé
Un nombre illimité de parts participatives comportant droit de vote
Parts émises et en circulation

	2004		2003	
	Nombre de parts	Montant $	Nombre de parts	Montant $
Capital des porteurs de part, solde d'ouverture	27 949 881	73 093 121	10 558 474	18 874 467
Parts émises, achat d'Arrow	4 096 154	30 305 001	-	-
Parts émises, achat de Saturn	-	-	4 615 385	11 221 771
Parts émises, achat de Bear	-	-	7 222 222	24 453 966
Parts émises en contrepartie d'espèces	-	-	5 050 506	23 702 034
Parts émises à l'exercice d'options	235 300	537 946	503 294	1 202 424
Virement du surplus d'apport à l'exercice d'options	-	656 000	-	-
Capital des porteurs de part, solde de clôture	32 281 335	110 592 068	27 949 881	79 093 121

Autorisé
Un nombre illimité d'actions échangeables comportant droit de vote
Actions émises et en circulation

	2004		2003	
	Nombre d'actions	Montant $	Nombre d'actions	Montant $
Actions échangeables, solde d'ouverture	-	-	-	-
Actions échangeables émises, achat d'Arrow	2 307 692	17 999 998		
Actions échangeables, solde de clôture	2 307 692	17 999 998	-	-

Pour les options accordées en 2002, la Fiducie a choisi de présenter ses résultats pro forma comme si la norme comptable modifiée avait été adoptée rétroactivement. Le 24 mai 2002, la Fiducie a émis 172 000 options en vertu du régime d'options sur parts à un prix d'exercice de 1,58 $. La Fiducie n'a constaté aucune charge de rémunération à l'égard des options attribuées aux termes de son régime d'options sur parts. Selon le modèle d'évaluation de Black et Scholes, la juste valeur estimative des options totalise approximativement 120 000 $. Si la Fiducie comptabilisait la rémunération à base d'actions selon la méthode de la juste valeur, la juste valeur estimative de 120 000 $ serait constatée à titre de charge de rémunération supplémentaire sur la période d'acquisition des droits liés aux options. L'application pro forma de cette méthode pour le trimestre terminé le 31 mars 2004 aurait entraîné une diminution de 10 000 $ du bénéfice net (10 000 $ au 31 mars 2003). Il n'y aurait eu aucune incidence sur le résultat de base par part et le résultat dilué par part.

Pour estimer de la juste valeur de ces options, la Fiducie a utilisé un taux d'intérêt hypothétique de 4,5 %, une durée à échéance de cinq ans et une volatilité de 49 %. Le prix d'une part était établi dn fonction du prix de clôture mensuel de l'action ou de la part depuis le premier appel public à l'épargne de Trinidad Drilling Ltd. Puisque les options ont été attribuées avant l'arrangement, il a été supposé qu'aucun dividende ne serait versé.

Régime de rémunération à base de parts

La fiducie a choisi d'adopter avec application prospective les modifications apportées au chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions » aux termes des dispositions transitoires qui y sont contenues. Selon cette norme modifiée, la fiducie doit constater la charge de rémunération en fonction de la juste valeur des droits attribués aux termes de son régime de rémunération à base de parts. Puisque la fiducie est incapable d'établir la juste valeur des droits attribués, la charge de rémunération a été déterminée d'après la valeur intrinsèque des droits à la date d'exercice ou à la date des états financiers pour les droits non exercés. Auparavant, la fiducie comptabilisait la charge de rémunération d'après la valeur intrinsèque des droits à la date d'attribution.

Par suite de l'adoption de cette norme modifiée, le bénéfice net du trimestre terminé le 31 mars 2004 a diminué de 2 557 000 $, le surplus d'apport a augmenté de 1 901 000 $ et le capital des porteurs de parts a augmenté de 656 000 $.

6. RAPPROCHEMENT DE L'ENCAISSE DISTRIBUABLE ET DES DISTRIBUTIONS EN ESPÈCES CUMULÉES

	Trimestres terminés les	
	31 mars 2004	31 mars 2003
Flux de trésorerie avant la variation des éléments hors caisse du fonds de roulement	11 198 742 $	3 752 129 $
Distributions en espèces versées et déclarées	4 291 827	874 092
Fonds retenus pour les dépenses en capital de croissance et les distributions futures	6 906 915	2 878 037
Distributions en espèces cumulées au début du trimestre	8 906 326	554 320
Distributions en espèces	2 516 353	874 092
Distributions déclarées et payables	1 775 474	-
Distributions en espèces cumulées à la fin du trimestre	13 198 153 $	1 428 412 $

7. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 4 mai 2004, Trinidad a annoncé que la Fiducie avait conclu une entente en vue de construire deux nouvelles installations de forage au coût estimatif de 16 millions de dollars.

8. SOLDES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés selon la présentation adoptée pour l'exercice en cours.